Form 20-F
period 2020-12-31
Burford Capital Ltd
filed 2021-03-24
CIK 1714174

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark one)

☐  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

⌧  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2020

☐  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☐  SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 001-39511

BURFORD CAPITAL LIMITED

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Guernsey

(Jurisdiction of incorporation or organization)

Oak House, Hirzel Street, St. Peter Port GY1 2NP, Guernsey

(Address of principal executive offices)

Mark N. Klein

Telephone: 212-235-6820

350 Madison Avenue, New York, NY 10017

Fax: (646) 736-1986

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Ordinary shares, no par value	BUR	New York Stock Exchange

SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT: None

SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO SECTION 15(d) OF THE ACT: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or ordinary shares as of the close of the period covered by the annual report. 219,049,877

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ⌧

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ⌧

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ⌧ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ⌧ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer”, “accelerated filer”, and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐	Emerging growth company ⌧

If an emerging growth company that prepares its financial statements in accordance with US GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15U,S,C, 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing. US GAAP ☐

International Financial Reporting Standards as issued by the International Accounting Standards Board ⌧ Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ⌧

Forward-looking statements

In addition to statements of historical fact, this report contains “forward-looking statements” within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended (the “Exchange Act”). The disclosure and analysis set forth in this report include assumptions, expectations, projections, intentions and beliefs about future events in a number of places, particularly in relation to our operations, cash flows, financial position, plans, strategies, business prospects, changes and trends in our business and the markets in which we operate. These statements are intended as “forward-looking statements”. In some cases, predictive, future-tense or forward-looking words such as “aim”, “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “forecast”, “guidance”, “intend”, “may”, “plan”, “potential”, “predict”, “projected”, “should” or “will” or the negative of such terms or other comparable terminology are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. In addition, we and our representatives may from time to time make other oral or written statements which are forward-looking statements, including in our periodic reports that we file with the US Securities and Exchange Commission, other information sent to our security holders, and other written materials. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors because they relate to events and depend on circumstances that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and are based on numerous assumptions and that our actual results of operations, including our financial condition and liquidity and the development of the industry in which we operate, may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements contained in this report. In addition, even if our results of operations, including our financial condition and liquidity and the development of the industry in which we operate, are consistent with the forward-looking statements contained in this report, those results or developments may not be indicative of results or developments in subsequent periods.

Factors that might cause future results to differ include, but are not limited to, the following:

▪	Adverse litigation outcomes and timing of resolution of litigation matters
▪	Valuation uncertainty in respect of the fair value of our capital provision assets
▪	Our ability to identify and select suitable legal finance assets and enter into contracts with new and existing clients
▪	Changes and uncertainty in law and regulations that could affect our industry, including those relating to legal privilege and attorney work product
▪	Improper use or disclosure of confidential and legally privileged information under our control due to cybersecurity breaches, unauthorized use or theft
▪	Inadequacies in our due diligence process or unforeseen developments
▪	Credit risk and concentration risk relating to our legal finance assets
▪	Competitive factors and demand for our services and capital
▪	Negative publicity or public perception of the legal finance industry or us
▪	Current and future economic, political and market forces, including uncertainty surrounding the effects of Covid-19
▪	Potential liability from future litigation
▪	Our ability to retain key employees
▪	The sufficiency of our cash and cash equivalents and our ability to raise capital to meet our liquidity needs
▪	Other factors discussed under the heading “Risk factors”, below

Except as required by law, we undertake no obligation to update or revise the forward-looking statements contained in this report, whether as a result of new information, future events, a change in our views or expectations or otherwise. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

a

2 Burford Capital Annual Report 2020

Definitions

Definitions of certain terms used in this annual report are provided in the sections titled “Key definitions” and “Glossary of terms” beginning on pages 13 and 155, respectively.

Presentation of industry and market data

In this annual report, we rely on and refer to information regarding our business and the markets where we operate and compete. Certain economic and industry data, market data and market forecasts set forth in this annual report were extracted from market research, governmental and other publicly available information, independent industry publications and reports prepared by industry consultants. These external sources include publicly available information about the legal finance market as well as certain private third-party reports.

Industry publications, surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. While we believe that these industry publications, surveys and forecasts are reliable, we have not independently verified them and cannot guarantee their accuracy or completeness.

Certain information in this annual report, including, without limitation, statements regarding the industry in which we operate, our position in the industry and our market share relative to our competitors, are based on our internal estimates and analyses or on third-party sources.

We cannot assure you that our estimates or any of the assumptions underlying our estimates are accurate or correctly reflect our position in the industry. None of our internal surveys or information has been verified by any independent sources. All of the information set forth in this annual report relating to the operations, financial results or market share of our competitors has been obtained from publicly available information or independent research. We have not independently verified this information and cannot guarantee its accuracy.

Certain market share information and other statements presented herein regarding our position relative to our competitors are not based on published statistical data or information obtained from independent third parties but reflects our best estimates. We have based these estimates upon internal surveys, information published by our competitors and information obtained from our clients, trade and business organizations and associations and other contacts in our industry.

Basis of presentation of financial information

We report under International Financial Reporting Standards, as issued by the International Accounting Standards Board (IFRS).

IFRS requires us to present financials that consolidate some of the limited partner interests in funds we manage as well as assets held by our balance sheet where we have a partner or minority investor. See note 24 to our consolidated financial statements included elsewhere in this annual report. We refer to this presentation as “Consolidated” “Group” or “IFRS”. We endeavor to provide clarity on Burford as a stand-alone business by furnishing information on a non-IFRS basis that eliminates the effect of this consolidation. We refer to this presentation as “Burford only”, “Burford-only”, “Burford standalone” and “Burford-only balance sheet” as the context requires. We also strive to provide clarity on the business of Burford and its managed funds as a whole by furnishing information on a non-IFRS basis that reflects the contribution of both our consolidated and unconsolidated funds. We refer to this presentation as “Group-wide”. See page 72 for important information about non-IFRS financial measures, including a reconciliation of these non-IFRS items to our financial statements prepared in accordance with IFRS.

We use Burford only and Group-wide financial measures, which are calculated and presented using methodologies other than in accordance with IFRS, to supplement our analysis and discussion of our operating performance. We believe Group-wide financial measures, including Group-wide information on our capital provision assets and undrawn commitments, are useful to investors because they convey the scale of our existing (in the case of Group-wide capital provision assets) and potential future (in the case of Group-wide undrawn commitments) business and the performance of all legal finance assets originated by us. Although we do not receive all of the returns of our funds, we do receive performance fees as part of our income. Further, we believe that Group-wide performance, including the performance of our managed funds, is an important measure by which to assess our ability to attract additional capital and to grow our business, whether directly or through managed funds. These non-IFRS financial measures should not be considered as a substitute for, or superior to, financial measures calculated in accordance with IFRS.

Our financial statements are presented in US dollars.

a

Burford Capital Annual Report 2020 3

History and development of the Company

We are composed of our parent company, Burford Capital Limited, and a number of wholly owned subsidiaries in various jurisdictions through which we conduct our operations and make our investments. Burford Capital LLC is the principal operating entity in the US, and Burford Capital (UK) Limited is the principal operating entity in the UK. These two entities provide various corporate and investment advisory services to other group companies. Burford Capital Limited, the parent company, does not have any operations or employees itself.

We were incorporated in Guernsey on September 11, 2009. Initially, we were established as a registered closed-ended collective investment scheme. Our ordinary shares commenced trading on the London Stock Exchange’s Alternative Investment Market (AIM) in October 2009 and on the New York Stock Exchange (NYSE) in October 2020 under the symbol “BUR”.

In late 2012, we altered our corporate structure by deregistering as a registered closed-end collective investment scheme and reorganizing to implement a new group structure incorporating certain of our wholly owned subsidiaries. In connection with this reorganization, we acquired our investment adviser through a cashless merger.

In 2011, we acquired Firstassist Legal Expenses Insurance, a leading provider of litigation expenses insurance in the UK, which was the basis of our legacy adverse cost insurance business, now in run-off. In 2015, we acquired Focus Intelligence Ltd, a business intelligence firm that specialized in investigative litigation and arbitration, asset tracing and judgment enforcement. In December 2016, we acquired GKC Holdings, LLC, a law-focused asset manager registered as an investment adviser with the SEC. This acquisition added a third-party asset management business to our structure to expand the diversity of capital offerings to investing clients and generate an asset management revenue stream.

Burford Capital Limited has a single class of ordinary shares which are traded on the NYSE and AIM. Subsidiaries have issued bonds traded on the Main Market of the London Stock Exchange. See page 207.

The chart below contains a summary of our organizational structure as of December 31, 2020. The chart does not depict all of our subsidiaries, including intermediate holding companies through which certain of the subsidiaries depicted are held.

a

4 Burford Capital Annual Report 2020

Information about our “significant subsidiaries” as defined in Rule 1-02(w) of Regulation S-X under the US securities law is set forth below:

		Proportion of
	Jurisdiction of	ownership
Name of Subsidiary	incorporation	interest
Ballard LLC*	United States	100%
Barwick LLC*	United States	100%
Burford Capital LLC	United States	100%
Gebre LLC*	United States	100%
Heczo LLC*	United States	100%
Plinke Investments LLC*	United States	100%
Prospect Investments LLC*	United States	100%
Steyn LLC (formerly Winfields LLC)*	United States	100%
BC Holdings Limited	United Kingdom	100%
Burford Capital Holdings (UK) Limited	United Kingdom	100%
Burford Capital PLC	United Kingdom	100%
Burford Capital (UK) Limited	United Kingdom	100%
Burford Ireland LP*	Ireland	100%
Justitia Ireland Investments DAC*	Ireland	100%

*	Investment subsidiaries

Geographic activity

We have three offices in the US: New York, NY; Chicago, IL; Washington, DC; and three offices outside the US: London, United Kingdom; Singapore; and Sydney, Australia. We also have individual employees located in various other cities around the world where we do not have formal offices. We have a diverse group of lawyers qualified in the US, England, Australia, Germany, Switzerland, Hong Kong and Israel. See pages 47 for a breakdown of our portfolio by geographic location.

Property, plant and equipment

We do not own any real property. We lease our six principal office spaces in New York, Chicago, London, Washington, Singapore and Sydney from third parties. The following table sets forth information regarding our leased offices:

Location	Size (square footage)	Main use
New York, New York	19,516	Office space
London, United Kingdom	9,378	Office space
Chicago, Illinois	8,321	Office space
Singapore, Singapore	*	Office space
Sydney, Australia	*	Office space
Washington, DC	*	Office space

*	Represents shared office space.

Our industry

Despite the overall size and stability of the legal industry, certain trends have fueled the growth of legal finance. In particular, increasing numbers of corporate clients prefer to pay law firms for success rather than on an hourly fee basis. Yet law firms operate as cash businesses with little balance sheet capacity and often need the steady stream of income that hourly fees provide. Legal finance has grown rapidly over the past decade to bridge this gap. In addition, corporate legal departments are under pressure to extract value from their litigation assets, and legal finance gives them a tool to do so.

We believe our addressable market to be three areas of legal activity: (i) a portion of the amount paid to law firms each year as legal fees, (ii) the underlying asset value of claims, settlements, judgments and awards and (iii) the value of assets affected by legal and regulatory processes. We believe that each of these areas is of significant size and much greater than the supply of capital available, and that we are at an early stage of total market penetration.

a

Burford Capital Annual Report 2020 5

Our clients

We engage with law firms and corporate litigants around the world. We have worked with 94 of the AmLaw 100 and 90 of the 100 largest global law firms by revenue according to rankings by The American Lawyer, along with numerous litigation boutiques. As legal finance has become more widely known and as we have developed more direct relationships with corporate litigants, we are sourcing an increasing share of our corporate business directly, including from Fortune 100 and FTSE 100 clients.

Burford’s products and services

The following is a discussion of our products and services, which comprise: (i) legal finance, (ii) complex strategies, (iii) post-settlement finance and (iv) asset management.

Legal finance

Core litigation finance

Our litigation finance business provides capital and expertise to many of the world’s largest law firms and their clients. We finance commercial high-value single litigation matters or portfolios of matters at any stage of the litigation process, from before inception to after a final judgment has been entered. In some instances, we provide financing to a law firm that has agreed to take a case on a contingent fee or alternative fee basis. In other situations, we provide financing to monetize the value of a claim by offering a client an upfront cash payment for a claim with significant potential value. We in turn receive our funded cost and return from the ultimate settlement or judgment on the claim.

We also provide financing to law firms and corporate clients for portfolios of cases. In these instances, we provide financing for a group of cases with the same counterparty on terms that tend to recognize the lower risk of loss generally associated with multi-case portfolios. We underwrite each case in these portfolios. Typically, the cases in a portfolio are cross-collateralized, such that we can recover losses in one case from successes in another. This structure reduces our risk and allows us to offer more attractive terms while still achieving a similar risk-adjusted return as with single cases. Portfolios allow us to originate larger volumes of assets with greater efficiency, as well as to provide clients funding for cases that would be difficult to finance otherwise (e.g., defense matters).

For corporate clients, legal finance allows them to hire law firms that will only agree to work on an hourly fee basis. Further, our financing could allow corporate clients to avoid incurring legal fees as an operating expense, thereby improving their net income metrics. Monetizations allow corporate clients to obtain value and cash for an asset that otherwise would not appear in their financial statements. We work with all sizes of businesses, including Fortune 100 and FTSE 100 companies, to monetize their litigation positions, to unlock the value of pending litigation and unenforced judgments and to enhance corporate balance sheets.

For law firm clients, our financing allows them to obtain cash to operate their businesses and pay their lawyers even when they have taken a case on a contingent fee basis. It also allows law firms that prefer to operate on an hourly basis to compete for contingency fee work.

Origination and underwriting

We engage in extensive marketing and operate a dedicated origination team. Although a primary focus for the origination team continues to be law firms and lawyers (the traditional source of most of our opportunities), we have also been increasingly directly targeting potential corporate clients, resulting in the procurement of several large financing opportunities.

a

6 Burford Capital Annual Report 2020

Burford’s products and services
continued

Burford’s commitment process

The graphic to the right illustrates our multi-stage process and provides the volume of potential matters at each stage from 2018 through 2020. While the number of inbound inquiries has remained relatively steady over the past three years, the number of matters that we progressed through our process fell in 2020. We believe there were two principal reasons for this: (i) Especially during the first half of 2020, the uncertainty around Covid-19 and its impact on the courts and financial markets caused us to reduce our willingness to write new business and (ii) The quality of some of the matters we saw did not meet our criteria. As a result, we only advanced 8% of our inquiries for Commitment Committee consideration (vs. 12% in 2019 and 11% in 2018). Our rate of closing matters we found desirable did not vary significantly over the years: We closed 51% of matters presented to Commitment Committee in 2020 (vs. 58% in 2019 and 52% in 2018). Matters that proceed to committee and do not close do so for one of two reasons—either the Committee does not approve them, or our counterparty does not accept our terms and does not close a transaction.

	Inbound inquiries*: Screening Number of inquiries generated from marketing and dedicated origination that run through our initial screening process, filtering potential assets into our pipeline.	1,385 1,414 1,470
	Pipeline process Number of potential assets assigned to underwriters, discussed among the global team and progressed into more significant diligence. Burford combines proprietary data and deep experience in its in-house diligence process.	244 570 456
	Commitment committee Number of potential assets reviewed at commitment committee. Burford’s Commitment Committee has deep specialist knowledge and significant litigation experience.	110 170 168
56 99 87 Closed legal finance assets
Note: Financing process figures are from 2020 (top). Smaller figures are from 2019 (middle) and 2018 (bottom). * Includes both legal finance and post-settlement inquiries

Before we make a commitment, we conduct extensive in-house due diligence. All financing transactions must be approved by our dedicated Commitment Committee which considers legal merits, risks, reasonably recoverable damages, proposed budget, proposed terms, credit issues and enforceability.

The manner in which we provide funding on a commitment varies widely. Some financing agreements require us to provide funding over a period of time, whereas other agreements require us to fund the total commitment up front. In addition, our undrawn commitments are either discretionary or definitive. Discretionary commitments are those commitments where we retain a considerable degree of discretion over whether to advance capital and generally would not suffer an adverse financial consequence from failing to do so. Definitive commitments are those commitments where we are contractually obligated to fund incremental capital and failure to do so without good reason (such as a material negative change in a case’s prospects) would typically result in adverse contractual consequences.

a

Burford Capital Annual Report 2020 7

Burford’s products and services
continued

Pricing and returns

We use a wide range of economic structures for our legal finance assets. The structure of each legal finance asset varies and our returns can have several components, including:

▪	Return of our funded capital
▪	Time-based return such as an interest rate or multiple
▪	Percentage of the ultimate proceeds received

In a basic single case funding transaction, we pay some or all of the costs of a claimant bringing a litigation matter. In such transactions, we typically use a structure that provides for our capital back plus a time-based return followed by an entitlement to some portion of the net recovery. For example, we might structure our return so that upon conclusion of a successful claim, we would receive our funded cost back plus two times our cost plus 20% of net proceeds from the claim. Alternatively, we might structure our return so that upon conclusion of a successful claim, we receive our funded cost back plus 40% of net proceeds from the claim plus an interest rate on our entitlement that begins to accrue at some point after closing. As another alternative, we might have an entitlement that is based solely on the funded amount and not any percentage of the proceeds, but that increases over time. For example, the structure may be such that if the claim is successfully resolved within one year after closing, our entitlement is our funded cost back plus our cost, if it is resolved more than one and less than two years after closing our entitlement is our funded cost back plus two times our cost, and if it is resolved more than two years after closing our entitlement is our funded cost back plus three times our cost. Terms are bespoke, the foregoing examples are hypothetical, not every investment will have all of these components, and some will have other structures. Moreover, the larger or more complex a matter, the more likely it is that we will use an individually designed transactional structure to fit the needs of the matter, to accommodate what are often multiple parties with different economic interests and to align interests and incentivize rational economic behavior.

We also engage in transactions in which the risk of loss can be reduced, typically by using a portfolio or multi-case structure, but occasionally through a variety of other structures such as interest-bearing recourse debt (sometimes with a premium based on net recoveries) or the purchase of equity or debt assets that underlie the relevant litigation or arbitration claims.

We have built proprietary analytical tools that enhance our ability to analyze and price any legal finance matter. Using the significant data set we have developed over 11 years of operation as well as the views of our experienced underwriters, we employ a bespoke asset return model to calculate the likelihood of loss and probability-weighted risk-adjusted returns for each opportunity considered by the Commitment Committee.

We price our capital commensurate with the risks we identify and quantify. Broadly, as we underwrite new legal finance assets, we are targeting risk-adjusted returns consistent with the historic performance of our concluded portfolio, although returns vary widely across different types of investments.

Asset monitoring and realizations

We have a robust internal portfolio management process to optimize legal finance assets. Each of our matters has a Burford professional assigned to monitor the underlying case. We generally schedule regular calls with clients to discuss case developments. Case updates are reported monthly to senior management. We also conduct a quarterly risk review and provide an in-depth quarterly report on our entire portfolio to senior management and our Board. We conduct an extensive semi-annual review of every legal finance asset for valuation purposes. In addition to receiving reports from counsel, we proactively keep ourselves informed of case developments, including receiving docket alerts and reviewing court documents filed.

Our matters resolve in various ways consistent with the outcomes in the litigation process generally. Many of our matters reach a negotiated resolution—a settlement— between the litigants, either before or after going to trial. Others do not resolve amicably and go all the way through the formal dispute resolution process, including trial and appeal(s). The duration of those outcomes varies widely and depends on the complexity of the matter and the schedule of the relevant tribunal. In a small number of instances, we have made a secondary sale of all or a portion of a legal finance asset prior to the conclusion of the underlying matter.

In many instances, our clients receive full cash payment for the entitlement from matters at the time of their conclusion. However, there are some instances where payments are delayed by agreement (for example, when a

a

8 Burford Capital Annual Report 2020

Burford’s products and services
continued

settlement is paid in installments over time) or where the parties agree on an entitlement that includes non-cash value that must be monetized over time. Because our client is giving up some valuable leverage through the pendency of the litigation process by agreeing to a resolution, clients tend not to do so unless payment is quite certain, and it is very rare in our experience for there to be a default in connection with such payments. There are, of course, some instances where the adverse party loses and refuses to pay, in which case enforcement efforts may be needed.

Once there is no longer any litigation risk on a matter, such as when there has been an agreed (but unpaid) settlement, the matter becomes a receivable, reflected on our balance sheet as a “due from settlement of capital provision asset”. At that point, we record the estimated value to be received (discounted if appropriate) as income, and thereafter recognize separately any further increments in value caused by the passage of time, such as from interest running on the entitlement. Due from settlement receivables for legal finance assets typically are resolved into cash during a financial reporting period, though some can take varying lengths of time before generating cash. In a small number of cases (less than 3% of realizations by value through December 31, 2020), we have received an asset other than cash (such as stock, a mortgage or a note) for our entitlement upon conclusion of a case. In these cases, we estimate the value of the asset for purposes of recording realization income, and then record gains or losses on the asset over time on our income statement until it is resolved into cash. At December 31, 2020, we had no non-cash assets of this type on our balance sheet.

Privilege and confidentiality

In order to make our underwriting decisions and conduct our ongoing asset monitoring, we receive from our clients confidential and legally privileged information (what in the US is called “attorney work product”). That sensitive information can lose its protection and become accessible to a litigation opponent if it is disclosed (a concept called “waiver”), which could have catastrophic consequences for the litigant. We are entitled to receive such information but are under a strict obligation to protect it to minimize the risk of waiver. Among other things, this obligation requires us to tightly restrict access to the information itself and conclusions drawn from it. As an example, the release of individual valuations of ongoing legal finance assets may create a risk of waiver over sensitive information since a court order or other event that might give rise to an asset valuation can only be put in context with the use of privileged information. We thus do not release asset valuations of ongoing matters, including partially concluded cases, and are similarly unable to provide other asset-specific information about our portfolio (including our YPF-related matters which are presently in active litigation) unless that information becomes publicly available through other means.

Legal risk management

In many legal jurisdictions (although generally not in the United States), the loser in a litigation must pay the winner’s legal expenses, creating adverse cost risk. As a result, there is a market for insurance against that adverse cost risk.

In 2011, we acquired a leading provider of adverse cost insurance in the UK. Following certain unfavorable changes in regulations that we anticipated at the time of the acquisition, we stopped issuing new insurance policies through this legacy business at the end of 2016, and it has been in run-off since then, so that only a small number of cases remain unresolved. Our operating profits from this business have exceeded $81 million in aggregate since 2011 against an acquisition cost of $19 million.

Adverse legal cost risk remains a key issue, however, especially in the kind of larger complex litigation that is the focus of our core business. For example, it is difficult to find a path forward on English litigation claims once the adverse cost exposure exceeds a certain size as there is limited capacity in the insurance market for such claims. Moreover, adverse cost protection is often a prerequisite in large cases as individual claimants are typically unwilling to take on the kind of joint-and-several adverse cost exposure that can exist in such cases and large institutional claimants are often unwilling to have exposure to the risk of loss.

Given our historical experience as an insurance provider and our expertise in litigation risk assessment, we re-entered the adverse cost insurance business in 2018 with Burford Worldwide Insurance Limited, our wholly owned Guernsey insurer. Burford Worldwide Insurance Limited offers adverse cost insurance globally in litigation and arbitration cases. It currently takes on 20% of the insurance risk and contracts with reinsurers to take the remaining risk.

Currently, Burford Worldwide Insurance Limited only writes coverage for matters that we are financing as part of our core litigation finance business. We view this business as enabling our more profitable litigation finance business, not as a material standalone business.

a

Burford Capital Annual Report 2020 9

Burford’s products and services
continued

Asset recovery

Once a matter has been litigated through to a final judgment, and all appeals have been exhausted, that judgment is enforceable as a debt obligation of the judgment debtor. While many litigants do pay their judgments when they ultimately lose a matter, some do not, and further effort is needed to collect the judgment debt.

Our asset recovery team provides expert assistance to lawyers and clients on global asset location and enforcement, including providing legal expertise, critical research and investigative strategies as part of a recovery effort. We use global legal tactics and strategies to obtain information and ultimately to seize assets to satisfy judgments.

Asset recovery offers two additional benefits beyond its financial contribution. First, it is an additional service to offer to our clients. Second, our asset recovery team can provide valuable insight into judgment collectability as part of our legal finance underwriting process, as well as critical assistance in enforcing judgments in our own legal finance portfolio should the need arise, although it has done so only rarely.

Historically, we provided asset recovery services on a fee-for-services basis. However, over the past several years, we have been adding a capital provision model such that the bulk of our business is now done on risk in exchange for a share of whatever recovery is generated.

This capital provision approach gives rise to a legal finance asset for our balance sheet. We underwrite, structure and price these asset recovery assets in a similar manner to our other legal finance assets. As a consequence, we anticipate that these assets will have risk-adjusted returns similar to the rest of our portfolio and should ultimately be more profitable than the fee-for-services approach.

Recently, several international banks have contracted with our asset recovery business to outsource on a capital provision basis their asset recovery work arising out of non-performing loans and other similar assets. These arrangements are attractive to us because we can structure desirable economics based on recoveries across the bank’s portfolio as opposed to a single case basis.

In 2016, in order to enhance our ability to serve asset recovery clients, we launched Burford Law, an internal law firm we operate that works closely alongside our asset recovery team to provide a flexible, seamless and cost-effective service to judgment, award, insolvency and other creditors. Burford Law is a trade name and not a separate legal entity; the license to operate Burford Law, issued by the Solicitors Regulation Authority of England and Wales (SRA), is held by Burford Capital Holdings (UK) Limited.

Complex strategies

We began our complex strategies activities in 2017, and these are undertaken largely through a consolidated fund, the Strategic Value fund, in which we have made a substantial general partner investment alongside the capital provided by the fund’s limited partners. With the onset of the Covid-19 pandemic in early 2020, we made a strategic choice during 1H 2020 to accelerate realizations from the portfolio in this fund to de-risk in light of global financial uncertainty, turbulent market conditions and uncertain judicial speed and engagement. Since the pandemic market environment in 2020 was not expected to be conducive to the merger and acquisition activity of the sort that underlies the strategy in the fund, we did not deploy capital into any new assets in this portfolio during 2020 and would not expect to do so in the near term, although we continue to explore potential opportunities.

In our complex strategies business, we act as a principal and acquire assets that we believe are mispriced and where value can be realized through recourse to litigation and regulatory processes, as opposed to our core litigation finance business, where we provide financing for clients but do not acquire an ownership interest in the client’s underlying litigation claims or the assets underlying disputes. We typically acquire complex strategies assets, for example equity interests in companies, in either public or private transactions. We can operate across the spectrum of legal assets with a wide variety of duration, risk and return characteristics in pursuit of desirable risk-adjusted returns. In most cases, there is underlying asset value to support the position, in addition to potential value from legal or regulatory proceedings. Unlike in our legal finance business, where we are financing a client who retains decision-making authority in the litigation, in complex strategies matters, we are the owner of the asset associated with the claim and assert a claim ourselves based on those assets. We control the claim and can manage it actively.

An example of our complex strategies assets is in merger appraisal situations. In these, we typically take largely offsetting long and short equity securities positions in conjunction with merger transactions where we pursue judicial appraisal of the fair value of the acquired company’s share price to determine whether an adequate control premium was offered. To illustrate better how this strategy works, consider that many US companies are incorporated in

a

10 Burford Capital Annual Report 2020

Burford’s products and services
continued

Delaware, which has a statutory provision that permits shareholders of Delaware companies to challenge in court the price at which a company proposes to enter into a merger transaction. By holding shares in the targeted company prior to the transaction closing, we become entitled to pursue that Delaware litigation directly. In such an example, we typically isolate the litigation risk by hedging the underlying equity position. In many jurisdictions, including Delaware, acquirors are required to pay a statutory interest rate on funds owed to a shareholder pursuing an appraisal claim while that claim is pending. As a consequence, acquirors very often prepay the value of the acquisition price even while our appraisal claim is ongoing to reduce the amount of interest owed while the appraisal claim is pending.

Post-settlement finance

In addition to our legal finance business, we also offer clients the ability to monetize post-settlement and other legal receivables. There can be significant delays between the point at which parties to a litigation matter agree upon a settlement and the finalization of and payment under the settlement. Often, those delays are due to the operation of the judicial process, which may require notice periods and fairness hearings before approval of settlements. In the interim period, both law firms awaiting payment of their fees and clients eager for cash to flow may well find it attractive to secure funding against those expected receipts.

In addition, law firms are often looking for funding at various points, particularly over their fiscal year end when cash is needed to pay partners and employees. In those situations, we offer the ability to monetize or purchase a law firm’s receivables, which typically are high quality.

In both types of situations, as well as others where a lower-risk but legal-related financing opportunity arises, we are able to provide capital at pricing levels considerably lower than traditional litigation finance. We provide this type of finance through one of our managed funds, BAIF. Though we manage this fund and receive management and performance fees from it, we are not an investor in it and it is not consolidated into our consolidated financial statements.

Asset management

We operate eight private funds as an investment adviser registered with and regulated by the SEC, in addition to certain “sidecar” funds pertaining to specific assets. A sidecar is a pooled investment vehicle through which certain investors co-invest directly in specific assets alongside our private funds. As of December 31, 2020, we had three active sidecars, including one for $30 million established in 2020 in conjunction with a specific post-settlement finance asset. Our interest in such sidecar funds is generally limited to incentive fees (if any). The discussion of our funds ignores sidecars unless specifically included and we collapse fund structures into overall strategies, ignoring, for example, onshore and offshore separations and parallel funds. As of December 31, 2020, our total funds’ assets under management were $2.7 billion, not including assets held directly on our balance sheet. We believe that we are the largest investment manager focused on the legal finance sector by a considerable margin.

We view our funds business as an important addition to our balance sheet business. Having access to private fund capital has improved our ability to pursue financing opportunities and has also permitted us to engage in larger transactions without seeking external partners.

Under our current internal policy, we allocate certain portions of every new commitment to our own balance sheet and our various funds as follows.

▪	Core litigation finance: During 2019 and much of 2020, we allocated 25% of each new matter to BOF, our flagship litigation finance fund; 50% to our SWF arrangement; and 25% to our balance sheet. The structure of our SWF arrangement is such that the SWF contributes two-thirds of the capital and we contribute one-third, with the result that the balance sheet was effectively providing 42% of all new advances. BOF-C is the fund through which the SWF contributes its portion of the capital. Therefore, in presenting BOF-C data throughout this annual report, we are presenting data on just the SWF’s portion of the arrangement; our portion is included in our balance sheet data. In that context, BOF-C was allocated 33% of each new eligible asset. Also note that BOF-C does not, by pre-agreement, participate in certain specified types of litigation finance assets, in which case BOF-C’s allocation is attributed between BOF and our balance sheet. Late in 2020, BOF became fully committed. After that time and until BOF or its successor fund is available to make further commitments, BOF-C’s share of eligible commitments increased from 33% (two-thirds of 50%) to 50% while the balance sheet’s share of eligible commitments increased from 42% to 50%.

a

Burford Capital Annual Report 2020 11

Burford’s products and services
continued

▪	Asset recovery and legal risk management: We allocate 100% of our asset recovery and legal risk management matters to our balance sheet.
▪	Post-settlement: We allocate 100% of our post-settlement assets to BAIF.
▪	Complex strategies: We allocate 100% of certain specified assets to the Strategic Value fund in which the balance sheet is an investor; other complex strategies assets that do not meet the mandate of the Strategic Value fund are allocated to our balance sheet.

We generally conduct the sponsorship and management of our funds through limited partnerships. Each fund that is a limited partnership has a Burford-owned general partner that is responsible for the management and operation of the fund’s affairs and makes all policy and asset selection decisions relating to the conduct of the fund’s business. Except as required by law, the limited partners of such funds take no part in the conduct or control of the business of such funds, have no right or authority to act for or bind such funds and have no influence over the voting or disposition of the securities or other assets held by such funds. Each fund engages an investment adviser. Burford Capital Investment Management LLC serves as the investment adviser for all our funds and is registered under the Investment Advisers Act of 1940, as amended.

Strategic Value and BOF may draw upon a balance sheet funded facility at our discretion in order to fund assets in which they are investing while the funds complete calls of capital from their limited partners, at which point the funds repay the borrowed amounts. The purpose of this facility is to allow the funds to consolidate their limited partner capital calls into larger, less frequent calls, which limited partners generally prefer. While balances under that facility sometimes rise at period end given our high level of activity at such times, draws under the facility tend to be modest in size and short in duration, and we retain complete discretion over whether to allow use of the facility at any time. There were no borrowings under this facility during 2020.

See “Asset management” section on page 65 for more information on Burford’s funds.

a

12 Burford Capital Annual Report 2020

Key definitions

Definitions related to Burford’s activities

Throughout this report, we will refer to our activities as follows:

▪	Legal finance
Includes our traditional core litigation finance activities in which we are providing clients with financing against the future value of legal claims. It also encompasses our asset recovery and legal risk management activities, which often are provided to the same clients.
▪	Complex strategies
Encompasses our activities providing capital as a principal in legal-related assets, often securities, loans and other financial assets where a significant portion of the expected return arises from the outcome of legal or regulatory activity. Most of our complex strategies activities over the past several years have been conducted through our Strategic Value fund.
▪	Post-settlement finance Includes our financing of legal-related assets in situations where litigation has been resolved, such as financing of settlements and law firm receivables.
▪	Asset management Includes our activities administering the funds we manage for third-party investors.

Our funding sources, however, are not organized based on these services but by expected return, risk and life of the assets we originate. We use our balance sheet and certain dedicated funds to provide capital for higher-risk, higher-return, longer-lived assets such as those created in our legal finance business. We typically use dedicated funds, in which our balance sheet is an investor, to provide capital for the kind of lower-risk, lower-return, shorter-lived assets that typify complex strategies activities. And we use still other dedicated funds (without balance sheet investment) for low risk, low return, very short-lived assets, such as post-settlement and law firm receivables financing.

To present our business in line with this stratification of asset types, we provide our financing and other services through three principal operating segments:

▪
where we provide our capital directly to clients or as principal in our legal finance activities
▪
where we provide our capital by investing through funds that we manage

, which includes our activities in managing our third-party funds and resulting fee streams.

, which includes fees generated for services provided by our asset recovery and legal risk management (including insurance) activities as well as corporate financial activity.

Capital provision, which includes both

▪
Direct, where we provide our capital directly to clients or as principal in our legal finance activities
▪
Indirect, where we provide our capital by investing through funds that we manage

Asset management, which includes our activities in managing our eight investment funds and the resulting fee stream, including managing the funds that hold assets originated by our post-settlement finance activity.

Services and other corporate, which includes fees generated for services provided by our asset recovery and legal risk management (including insurance) activities as well as corporate financial activity.

In order to provide greater clarity on our capital provision assets, we have sub-divided those assets for purposes of reporting a number of financial metrics into:

▪	Direct
Includes all our legal finance assets (including those generated by asset recovery and legal risk management activities) that we have made directly (i.e., not through participation in a fund) from our balance sheet. We also include direct (not through a fund) complex strategies assets in this category. Broadly, when we originate all these types of assets, we are targeting risk-adjusted IRRs in the mid-20s to mid-30s with an expected weighted average life between two and five years, though we can, on occasion, accept a lower return on a shorter-lived, more liquid or less risky asset.
▪	Indirect
Includes our balance sheet’s participations in one of our funds. Currently, this category is comprised entirely of our position in the Burford Strategic Value fund. At present, with this type of asset, we are targeting risk-adjusted IRRs in the mid-to-high teens with an expected weighted average life of one year or less.

a

Burford Capital Annual Report 2020 13

Key definitions
continued

For each of these two categories, we also provide separate asset data tables with a complete list of every asset in each category (available on our website) and separate return metrics (IRR, ROIC, weighted average life).

Definitions related to Burford’s business structure

We use Burford only and Group-wide financial measures, which are calculated and presented using methodologies other than in accordance with IFRS, to supplement our analysis and discussion of our operating performance. We believe Group-wide financial measures, including Group-wide information on our capital provision assets and undrawn commitments, are useful to investors because they convey the scale of our existing (in the case of Group-wide capital provision assets) and potential future (in the case of Group-wide undrawn commitments) business and the performance of all legal finance assets originated by us. Although we do not receive all of the returns of our funds, we do receive performance fees as part of our income. Further, we believe that Group-wide performance, including the performance of our managed funds, is an important measure by which to assess our ability to attract additional capital and to grow our business, whether directly or through managed funds. These non-IFRS financial measures should not be considered as a substitute for, or superior to, financial measures calculated in accordance with IFRS.

To that end, throughout this report, we will refer to our funding configuration as follows:

▪	Consolidated
Refers to assets, liabilities and activities that include those third-party interests, partially owned subsidiaries and special purpose vehicles that we are required to consolidate under IFRS accounting. This presentation conforms to the presentation of Burford on a consolidated basis in our financials. The major entities, where there is also a third-party partner in or owner of those entities include the Strategic Value fund, BOF-C and several entities in which Burford holds investments where there is also a third-party partner in or owner of those entities. Note that in our financial statements, our consolidated presentation is referred to as Group.
▪	Burford only
Burford standalone, Burford-only, Burford balance sheet only, “balance sheet” or similar terms refers to assets, liabilities and activities that pertain only to Burford itself, excluding any third-party interests and the portions of jointly owned entities owned by others.
▪	Group-wide
Refers to Burford and its managed funds taken together, including those portions of the funds owned by third parties and including funds that are not consolidated into Burford’s annual consolidated financials. In addition to the consolidated funds, Group-wide includes the Partners funds, Burford Opportunity Fund and Burford Alternative Income Fund and its predecessor.

We use Burford only and Group-wide financial measures, which are calculated and presented using methodologies other than in accordance with IFRS, to supplement our analysis and discussion of our operating performance. We believe Group-wide financial measures, including Group-wide information on our capital provision assets and undrawn commitments, are useful to investors because they convey the scale of our existing (in the case of Group-wide capital provision assets) and potential future (in the case of Group-wide undrawn commitments) business and the performance of all legal finance assets originated by us. Although we do not receive all of the returns of our funds, we do receive performance fees as part of our income. Further, we believe that Group-wide performance, including the performance of our managed funds, is an important measure by which to assess our ability to attract additional capital and to grow our business, whether directly or through managed funds. These non-IFRS financial measures should not be considered as a substitute for, or superior to, financial measures calculated in accordance with IFRS.

Definitions related to calculating returns

Alternative performance measures:

This report presents certain unaudited alternative performance measures (APMs), which are not presented in accordance with IFRS.

The presentation of APMs is for informational purposes only and does not purport to present what our actual results of operations and financial condition would have been, nor does it project our results of operations for any future period or our financial condition at any future date. The presentation of APMs set out in this report is based on available information and certain assumptions and estimates that we believe are reasonable. Our APMs measure certain

a

14 Burford Capital Annual Report 2020

Key definitions
continued

performance of our assets to the end of the period and include concluded and partially concluded portfolios (as described below).

In discussing cash returns and performance of our asset management business, we refer to several metrics that we have applied consistently for many years in our financial disclosure:

▪	Concluded assets A legal finance asset is “concluded” for our purposes when there is no longer any litigation risk remaining.

We use the term to encompass (i) entirely concluded legal finance assets where we have received all proceeds to which we are entitled (net of any entirely concluded losses); (ii) the portion of legal finance assets where we have received some proceeds (for example, from a settlement with one party in a multi-party case), but where the case is continuing with the possibility of receiving additional proceeds; and (iii) legal finance assets where the underlying litigation has been resolved and there is a promise to pay proceeds in the future (for example, in a settlement that is to be paid over time) and there is no longer any litigation risk involved in the asset.

In most instances, concluded assets both conclude and result in receipt of all cash proceeds associated with the asset in the same period. Sometimes, non-cash assets are received or cash will be paid over time. In those instances, a balance sheet due from settlement of capital provision assets receivable is recorded, in which event we estimate the future date we expect to receive cash for purposes of calculating return or other metrics such as IRR and WAL. When proceeds are ultimately received, we adjust our presentation of returns to reflect actual proceeds and timing.

▪	Deployed cost Deployed cost is the amount of funding we have provided for an asset as of the applicable point in time.

For purposes of calculating returns, we must consider how to allocate the costs associated with an asset in the event of a partial conclusion. Our approach to cost allocation depends on the type of asset:

-	When single case assets have partial resolutions along the way without the entire case being resolved, most commonly because one party settles and the remaining party(ies) continue to litigate, we report the partial resolution when agreed as a partial realization, and we allocate a portion of the deployed cost to the partial resolution depending on the significance of the settling party to the overall claim.
-	In portfolio assets when a case (or part of a case) resolves or generates cash, we report the partial resolution when agreed as a partial realization, and we allocate a portion of the deployed cost to the resolution. That allocation depends on the structure of the individual portfolio arrangement and the significance of the resolution to the overall portfolio, but it is in essence a method that mimics the way an investor would allocate cost basis across a portfolio of security purchases.
▪	Commitment
A commitment is the amount of financing we agree to provide for a legal finance asset. Commitments can be definitive (requiring us to provide funding on a schedule, or more often, when certain expenses are incurred) or discretionary (allowing us to provide funding after reviewing and approving a future matter). Unless otherwise indicated, commitments include deployed cost and undrawn commitments.
▪	Internal rate of return (IRR)
IRR is a discount rate that makes the net present value of a series of cash flows equal to zero and is expressed as a percentage figure. We compute IRR on concluded (including partially concluded) legal finance assets by treating that entire portfolio (or, when noted, a subset thereof) as one undifferentiated pool of capital and measuring actual and, if necessary, estimated inflows and outflows from that pool, allocating investment cost appropriately. IRRs do not include unrealized gains.
▪	Return on invested capital (ROIC)
ROIC means the absolute amount of realizations from a concluded asset divided by the amount of expenditure incurred in funding that asset, expressed as a percentage figure. ROIC is a measure of our ability to generate absolute returns on our assets. Some industry participants express returns on a multiple of invested capital (MOIC) instead of an ROIC basis. MOICs include the return of capital and thus are 1x higher than ROICs. In other words, a 70% ROIC is the same as 1.70x MOIC.

a

Burford Capital Annual Report 2020 15

Key definitions
continued

▪	Weighted average life (WAL)
The WAL of one of our legal finance assets represents the average length of time until we receive a cash realization (actual or, if necessary, estimated) from that asset weighted by the amount of that realization. WAL is, simply, how long our asset is outstanding on average.

In the past, we have sometimes referred to “duration” of our legal finance assets to give an indication of their tenor. Duration and WAL are often used somewhat interchangeably in finance, but technically we are analyzing WAL (where time is weighted by cash flows) rather than duration (where time is weighted by the present value of those cash flows).

Unlike our IRR and ROIC calculations, using the aggregate cash flows from the portfolio in making our portfolio level computations will not readily work with WAL computations because our funded assets are originated in different timeframes. Instead, in calculating a portfolio WAL, we compute a weighted average of the individual asset WALs. In doing this, we weight the individual WALs by the costs deployed on the asset and also by the amount of recoveries on the individual assets.

▪	Assets under management (AUM)
Consistent with its status as an SEC-registered investment advisor, Burford reports publicly on its asset management business on the basis of regulatory assets under management. For the benefit of non-US investors, the SEC’s definition of AUM may differ from that used by European asset managers. AUM, as we report it, means the fair value of the capital invested in funds and individual capital vehicles plus the capital that we are entitled to call from investors in those funds and vehicles. Our AUM will fluctuate as we raise new funds and other investment vehicles, and as existing funds and vehicles mature and no longer represent sources of callable capital in the future; there is no direct translation from AUM to asset management income.

These financial measures are presented as (i) we use them to monitor our financial results and (ii) we believe they are useful to investors, securities analysts and other interested parties. The APMs, as defined by us, may not be comparable to similarly titled measures as presented by other companies due to differences in the way our APMs are calculated. Even though the APMs are used to assess our financial position and financial results, and these types of measures are commonly used by investors, they have important limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our consolidated financial position or results of operations. Consistent with how management assesses Burford’s business, we also present certain of these APMs on a (1) Consolidated basis, (2) Burford-only, Burford only, Burford standalone and Burford-only balance sheet basis and (3) Group-wide basis.

In addition to these measures of cash returns and asset life, we also refer to two other non-IFRS financial alternative performance measures in this report:

▪	Cash receipts
Cash receipts provide a measure of the cash that Burford's capital provision assets generate during a given year as well as cash from certain other fees and income. In particular, cash receipts represent the cash generated from capital provision assets, including cash proceeds from realized assets and related hedging assets, plus cash income from asset management fees, services and other income, before any deployments into funding existing or new assets. Cash receipts is a non-IFRS financial measure and should not be considered as a substitute for, or superior to, financial measures calculated in accordance with IFRS. The most directly comparable IFRS measure is proceeds from capital provision assets as set forth on our consolidated statement of cash flows.

We believe that cash receipts is an important measure of our operating and financial performance and is useful to management and investors when assessing the performance of our Burford-only capital provision assets. See page 76 for a reconciliation of cash receipts to proceeds from capital provision assets.

▪	EBITDA
EBITDA represents operating profit less third-party interests plus depreciation expense and amortization expense. EBITDA is a non-IFRS financial measure and should not be considered as a substitute for, or superior to, financial measures calculated in accordance with IFRS. The most directly comparable IFRS measure is operating profit as set forth on our consolidated statement of comprehensive income.

EBITDA is used by management to assess our business and we believe it is useful to investors because it provides an additional means of evaluating and understanding our operating and financial performance by eliminating non-cash expense. See page 76 for a reconciliation of EBITDA to operating profit.

For a full list of terms we use to discuss our business, please see the Glossary of Terms beginning on page 155.

a

16 Burford Capital Annual Report 2020

Financial and operational review

We have organized the topics in this Financial and operational review in the way that we think about and manage Burford’s business.

▪	First, we provide a comparative discussion of consolidated operating results for 2020 and prior years.
▪	Next, we offer a short narrative on trends and highlights on Burford’s 2020 performance, after eliminating consolidated third-party interests to provide a Burford balance sheet-only view.
▪	Then, we address a series of financial and operating topics.
-	We first describe our ability to generate cash. Our cash derives from returns on our portfolio, which we examine next.
-	Those returns reflect the scale, scope and quality of our portfolio, so we provide selected data on the portfolio after that.
-	We construct our portfolio by making financing commitments on which we deploy capital that ultimately turns into asset realizations, so we review each of those topics in turn.
-	We carry and measure our capital provision assets at fair value under IFRS accounting even though management focus for performance reporting is primarily on cash-based metrics, so we provide a section that walks through the impact of fair value adjustments on our balance sheet and income, including a brief discussion of our YPF-related assets, which have been the primary driver of our fair value unrealized gains.
-	Our asset management business has been growing in breadth and depth, so we provide some additional detail on that business.
-	Finally, we conclude with a look at our operating expenses, liquidity and funding and dividends.
-	At the end of the review, we present some historical selected consolidated financial data, followed by a set of data reconciliation tables to allow investors to understand how several of the alternative performance measures we discuss in this annual report relate to our IFRS financial statements.

As previously noted, we currently report our financial results under IFRS, as issued by the International Accounting Standards Board. IFRS requires the consolidation of certain investment entities that contain third-party capital, principally including the Strategic Value fund and the BOF-C fund, through which our sovereign wealth fund arrangement is conducted. We use Burford only and Group-wide financial measures, which are calculated and presented using methodologies other than in accordance with IFRS, to supplement our analysis and discussion of our operating performance. We believe Group-wide financial measures, including Group-wide information on our capital provision assets and undrawn commitments, are useful to investors because they convey the scale of our existing (in the case of Group-wide capital provision assets) and potential future (in the case of Group-wide undrawn commitments) business and the performance of all legal finance assets originated by us. Although we do not receive all of the returns of our funds, we do receive performance fees as part of our income. Further, we believe that Group-wide performance, including the performance of our managed funds, is an important measure by which to assess our ability to attract additional capital and to grow our business, whether directly or through managed funds. These non-IFRS financial measures should not be considered as a substitute for, or superior to, financial measures calculated in accordance with IFRS.

During 2020, we registered with the SEC as a Foreign Private Issuer (FPI), which allows us to continue to report under IFRS and issue annual results on Form 20-F and semi-annual interim results on Form 6-K. However, if more than 50% of our shares were to be owned by US investors, as determined under the US securities laws, we would no longer be eligible to file as an FPI. In that case, we would be required to begin reporting under US Generally Accepted Accounting Principles (US GAAP) and issue annual results on Form 10-K and quarterly results on Form 10-Q. It is possible that we could lose FPI status during 2021, in which case we would begin reporting under US GAAP as early as the Form 10-K for our 2021 fiscal year. It is also possible that, even if we were still eligible for FPI status, we could voluntarily elect to report under US GAAP. If we were to begin reporting under US GAAP, we would cease reporting under IFRS and we have received permission from London Stock Exchange AIM to do so. Based on our analysis to date, we believe our financial statements under US GAAP would be broadly similar to those we report under IFRS, though there would, of course, be a number of presentational differences, including as to which entities are presented in our consolidated financials.

a

Burford Capital Annual Report 2020 17

Financial and operational review
continued

Consolidated operating results

Set forth below is a discussion of our consolidated results of operations as reported under IFRS. This Financial and operational review also contains a discussion of certain alternative performance measures (some of which are presented on a non-IFRS basis) that are also used by management to review our ongoing operations. These APMs (described above under “Key definitions”) and non-IFRS measures are supplemental and should not be considered as a substitute for, or superior to, our consolidated results of operation as reported under IFRS.

Year ended December 31, 2020, compared to year ended December 31, 2019

The following table provides an overview of our consolidated results of operations for the years ended December 31, 2020 and 2019.

($ in thousands)	2020	2019	Change	% change
Capital provision income	339,647	351,828	(12,181)	(3)%
Asset management income	15,106	15,160	(54)
Insurance income	1,781	3,545	(1,764)
Services income	804	2,133	(1,329)
Cash management (losses)/income and bank interest	386	6,703	(6,317)
Foreign exchange gains	12,100	1,992	10,108
Third-party share of profit or loss relating to interests in consolidated entities	(12,851)	(15,318)	2,467
Total income	356,973	366,043	(9,070)	(2)%
Operating expenses - general	(86,589)	(78,402)	(8,187)	10%
Operating expenses - case related expenditures ineligible for inclusion in asset cost	(4,841)	(11,246)	6,405
Operating expenses - equity and listing related	(7,907)	(1,754)	(6,153)
Amortization of intangible asset	(8,703)	(9,495)	792
Operating profit	248,933	265,146	(16,213)	(6)%
Finance costs	(40,298)	(39,622)	(676)
Profit before tax	208,635	225,524	(16,889)	(7)%
Taxation	(36,937)	(13,417)	(23,520)
Profit after tax	171,698	212,107	(40,409)	(19)%
Other comprehensive income	(10,206)	(17,525)	7,319
Total comprehensive income	161,492	194,582	(33,090)	(17)%

Capital provision income

Capital provision income decreased by 3% from $352 million for the year ended December 31, 2019, to $340 million for the year ended December 31, 2020. While Burford saw sharply higher realized gains on capital provision assets ($205 million for the year ended December 31, 2020, up 35% from $152 million for the year ended December 31, 2019), increases in gains were more than offset by decreases in fair value adjustments (net of previous unrealized gains transferred to realized) on capital provision assets (down 33% from $204 million for the year ended December 31, 2019, to $136 million for the year ended December 31, 2020) because, while a number of assets recorded unrealized gains due to positive case progress, the $90 million of unrealized gain on our YPF-related assets in 2019 did not recur in 2020. A key driver of our capital provision-direct income during 2020 was a set of ten related assets consisting of 18 cases in which the Group had invested $94 million and had realizations of $267 million for realized gains of $172 million.

Asset management income

Asset management income remained consistent at $15 million for the year ended December 31, 2019, and for the year ended December 31, 2020. The receipt of performance fees offset lower income from management fees. Management fees declined 43% from $15 million in the year ended December 31, 2019, to $9 million in the year ended December 31, 2020, as we are no longer collecting base management fees on some older funds (Partners II, III and COLP) that are past their investment period. Performance fees increased from $0 million in the year ended December 31, 2019, to $6 million in the year ended December 31, 2020, because we received performance fees from Partners I in 2020.

a

18 Burford Capital Annual Report 2020

Financial and operational review
continued

Insurance income

Insurance income decreased by 50% from $4 million for the year ended December 31, 2019, to $2 million for the year ended December 31, 2020. The decrease was primarily due to the after the event (ATE) business, which provides insurance for legal cost shifting incurred in pursuing or defending legal proceedings, being in run-off since 2016.

Services income

Services income decreased from $2 million for the year ended December 31, 2019, to $1 million for the year ended December 31, 2020. Our fee-for-service income from our asset recovery business declined as we have continued to shift this business to focus on generating capital provision assets as we transition to a contingent risk model.

Cash management income and bank interest

Cash management income and bank interest decreased from $7 million for the year ended December 31, 2019, to $0 million for the year ended December 31, 2020. The decrease was primarily due to lower interest received on cash due to lower market rates, with bank interest income decreasing from $5 million in the year ended December 31, 2019, to $0 million in the year ended December 31, 2020. During the year ended December 31, 2020, we also incurred $2 million of realized losses on disposal of cash management assets compared to $0 million in the year ended December 31, 2019.

Foreign exchange gains/(losses)

Foreign exchange gains/(losses) increased from a gain of $2 million for the year ended December 31, 2019, to a gain of $12 million for the year ended December 31, 2020. The increase was due to increased impact of foreign-exchange movements on the values of our non-US-dollar-denominated assets held by subsidiaries with USD functional currency.

Third-party share of gains relating to interests in consolidated entities

We consolidate two fund entities, the Strategic Value and BOF-C funds, in which we are both the appointed investment advisor and have a significant financial interest. In relation to the Strategic Value fund, Burford has a significant investment in the fund in addition to earning management and incentive fees as the investment advisor. In relation to the BOF-C fund, under the co-investing arrangement with the SWF, Burford receives reimbursement of expenses from BOF-C up to a certain level before Burford or the SWF receives a return of capital. After the repayment of capital, Burford then receives a portion of the return generated from the assets held by BOF-C. Accordingly, under both fund arrangements, Burford is deemed to control the funds under IFRS as it is exposed, or has rights, to variable returns from its involvement with the funds and has the ability to affect those returns through its power over the funds.

Third-party share of gains relating to interests in consolidated entities decreased by 16% from $15 million for the year ended December 31, 2019, to $13 million for the year ended December 31, 2020. The decrease was largely due to lower activity in the consolidated Strategic Value fund with a smaller amount attributable to lower income in the BOF-C fund.

Operating expenses

General operating expenses increased by 10% from $78 million for the year ended December 31, 2019, to $87 million for the year ended December 31, 2020. An increase in compensation expense driven by an increase in headcount was only partially offset by lower travel and marketing expense because of the Covid-19 pandemic. Equity and listing related operating expenses increased 351% from $2 million in the year ended December 31, 2019, to $8 million in the year ended December 31, 2020, due in significant part to one-time costs associated with SEC registration and NYSE listing during 2020 as well as certain other equity-related activity expenses. Case-related operating expenses ineligible for inclusion in asset cost decreased from $11 million in the year ended December 31, 2019, to $5 million in the year ended December 31, 2020, as lower activity in the Strategic Value fund gave rise to a decreased number of situations (including situations where Burford is acting as principal rather than funding a client) where legal fees and other expenditures are incurred that cannot be included in the cost of the capital provision asset.

Finance costs

Finance costs remained consistent at $40 million for the year ended December 31, 2019, and $40 million for the year ended December 31, 2020. With the same amount of loan capital outstanding in both periods, the Group’s loan capital interest expense and lease liabilities interest expense has remained consistent year over year.

Taxation

Taxation expense increased from $13 million for the year ended December 31, 2019, to $37 million for the year ended December 31, 2020. The increase was largely driven by significantly higher realized gains in the US during 2020.

a

Burford Capital Annual Report 2020 19

Financial and operational review
continued

Burford’s gradual progression from a tax-free fund prior to 2012 to a multinational taxpayer was altered somewhat by the GKC acquisition in 2016. Under US tax law, given that GKC had very few tangible assets, the bulk of the acquisition price of $160 million was characterized as goodwill and other intangible assets for US tax purposes, and those assets are amortized for tax purposes, significantly reducing future US taxable income for some years while the tax benefit of that amortization is used over time. The value of that tax offset was impacted by the US Tax Cuts and Jobs Act of 2017 (TCJA), which lowered US corporate tax rates substantially.

At December 31, 2019, Burford maintained a significant net deferred tax asset on its balance sheet, which arose primarily from future benefits from net operating losses and compensation and benefits expenses, net of the GKC intangibles amortization and net unrealized gains/losses. The TCJA also enacted significant limitations on interest deductibility, such that the Group had not recognized a deferred tax asset for its then unused interest deductions at December 31, 2019.

During 2020, significant realized gains in the US were largely offset by these net operating loss and interest deduction carryforwards, although only the use of net operating loss carryforwards reduced our net deferred tax asset. As a result, we recognized $37 million of book taxes in 2020, while paying only $11 million in cash taxes. Our net deferred tax position went from a net deferred asset of $15 million at December 31, 2019, to a net deferred liability of $22 million at December 31, 2020.

Year ended December 31, 2019, compared to year ended December 31, 2018

The following table provides an overview of our consolidated results of operations for the years ended December 31, 2019 and 2018.

($ in thousands)	2019	2018	Change	% change
Capital provision income	351,828	404,230	(52,402)	(13)%
Asset management income	15,160	11,691	3,469
Insurance income	3,545	10,406	(6,861)
Services income	2,133	1,650	483
Cash management income and bank interest	6,703	1,801	4,902
Foreign exchange (losses)	1,992	(1,453)	3,445
Third-party share of profit or loss relating to interests in consolidated entities	(15,318)	(3,348)	(11,970)
Total income	366,043	424,977	(58,934)	(14)%
Operating expenses - general	(78,402)	(66,119)	(12,283)	19%
Operating expenses - case related expenditures ineligible for inclusion in asset cost	(11,246)	(5,712)	(5,534)
Operating expenses - equity and listing related	(1,754)	-	(1,754)
Amortization of intangible asset	(9,495)	(9,494)	(1)
Operating profit	265,146	343,652	(78,506)	(23)%
Finance costs	(39,622)	(38,538)	(1,084)
Profit before tax	225,524	305,114	(79,590)	(26)%
Taxation	(13,417)	12,463	(25,880)
Profit after tax	212,107	317,577	(105,470)	(33)%
Other comprehensive income	(17,525)	24,701	(42,226)
Total comprehensive income	194,582	342,278	(147,696)	(43)%

Capital provision income

Capital provision income decreased by 13% from $404 million for the year ended December 31, 2018, to $352 million for the year ended December 31, 2019. The decrease was primarily due to lower realized gains and lower fair value adjustments on capital provision assets. Realized gains on capital provision assets were $152 million for the year ended December 31, 2019, a decrease of 11% from $170 million for the year ended December 31, 2018. The decline in realized gains was attributable in large part to the 15% decline in capital provision asset realizations from $635 million for the year ended December 31, 2018, to $539 million for the year ended December 31, 2019. Fair value adjustments on capital provision assets declined 7% from $310 million for the year ended December 31, 2018, to $290 million for the year ended December 31, 2019, because of the lower net aggregate impact on asset valuations of positive case progress and transaction activity during the period.

a

20 Burford Capital Annual Report 2020

Financial and operational review
continued

Asset management income

Asset management income increased by 30% from $12 million for the year ended December 31, 2018, to $15 million for the year ended December 31, 2019. The increase was largely driven by the launch of BOF in December 2018, and BAIF in April 2019, which caused management fees to increase 39% from $11 million for the year ended December 31, 2018, to $15 million for the year ended December 31, 2019.

Insurance income

Insurance income decreased by 66% from $10 million for the year ended December 31, 2018, to $4 million for the year ended December 31, 2019, as the legacy insurance business continued to run off.

Services income

Services income increased by 29% from $2 million for the year ended December 31, 2018, to $2 million for the year ended December 31, 2019. Although much of the growth in our asset recovery business has been through a contingent risk approach, in which our returns come from the capital provision assets generated from our asset recovery activity rather than through fees for the services we provide, the overall growth in the business nonetheless contributed to growth in fee-for-service income for the year ended December 31, 2019, compared to the year ended December 31, 2018.

Cash management income and bank interest

Cash management income and bank interest increased by 272% from $2 million for the year ended December 31, 2018, to $7 million for the year ended December 31, 2019. The increase was primarily due to a 24% increase in interest earnings on bank deposits from $4 million in the year ended December 31, 2018, to $5 million in the year ended December 31, 2019, because of generally higher market rates, along with a decline in unfavorable fair value movements on cash management assets from $(5) million in the year ended December 31, 2018, to $(0) million in the year ended December 31, 2019.

Foreign exchange gains/(losses)

Foreign exchange gains/(losses) increased from a loss of $1.5 million for the year ended December 31, 2018, to a gain of $2 million for the year ended December 31, 2019. This increase was due to the impact of foreign exchange movements on the values of our non-US-dollar-denominated assets.

Third-party share of gains relating to interests in consolidated entities

The third-party share of gains relating to interests in consolidated entities increased by 358% from $3 million for the year ended December 31, 2018, to $15 million for the year ended December 31, 2019. The increase was due to continuing activity in the consolidated Strategic Value fund (for which the third-party share of gains increased from $3 million in the year ended December 31, 2018, to $3.5 million for the year ended December 31, 2019) and the addition of the consolidated BOF-C fund with associated third-party interests at the end of 2018 (for which the third-party-share of gains was $6 million for the year ended December 31, 2019, compared to $0 for the year ended December 31, 2018). As well, other consolidated entities accounted for $6 million of the third-party share of gains in the year ended December 31, 2019, compared to a de minimis amount for the year ended December 31, 2018.

Operating expenses

General operating expenses increased by 19% from $66 million for the year ended December 31, 2018, to $78 million for the year ended December 31, 2019. The increase was principally due to increasing headcount and related office space costs, together with costs associated with the marketing, due diligence and ongoing maintenance of the larger capital provision asset portfolio. Equity and listing related operating expenses increased from $0 in the year ended December 31, 2018, to $2 million in the year ended December 31, 2019, as preparations began for SEC registration. Case-related operating expenses ineligible for capitalization increased 97% from $6 million in the year ended December 31, 2018, to $11 million in the year ended December 31, 2019, as portfolio growth has resulted in an increase in situations where Burford acted as principal rather than funding a client in which situation legal fees cannot be capitalized into a capital provision asset.

Finance costs

Finance costs increased by 3% from $39 million for the year ended December 31, 2018, to $40 million for the year ended December 31, 2019. The small increase was largely driven by the inclusion of $1 million of lease liabilities

a

Burford Capital Annual Report 2020 21

Financial and operational review
continued

interest arising from the implementation of the new lease accounting standard during 2019 that requires the recognition of a liability and associated interest expense for the present value of future lease obligations.

Taxation

Taxation expense increased from a tax credit of $13 million for the year ended December 31, 2018, to taxation expense of $13 million for the year ended December 31, 2019. The increase in taxation expense was mainly driven by the Group’s non-recognition of a deferred tax asset of $11 million relating to an interest expense deduction limitation as a result of the US Tax Code under the TCJA.

Segments

We have three operating business segments (i) Capital provision: provision of capital to the legal industry or in connection with legal matters, both directly and through investment in the Group’s managed funds; (ii) asset management activities; and (iii) provision of services to the legal industry, including litigation insurance and asset recovery (judgment enforcement and other corporate activities). All of our segment income is aligned with the corresponding line items of the income statement and therefore our segment results are also discussed under “Consolidated Operating Results” above.

The following table provides a breakdown of our income by operating segment for the years ended December 31, 2020, 2019 and 2018.

	For the year ended December 31
($ in thousands)	2020	2019	2018
Capital provision	326,796	336,510	400,882
Asset management	15,106	15,160	11,691
Services and other corporate activities	15,071	14,373	12,404

The following table sets forth our income in the capital provision operating segment net of the third-party interest amounts for the years ended December 31, 2020, 2019 and 2018.

	For the year ended December 31
($ in thousands)	2020	2019	2018
Capital provision	339,647	351,828	404,230
Third-party share of gains relating to interests in consolidated entities	(12,851)	(15,318)	(3,348)
Total	326,796	336,510	400,882

The following tables provide a breakdown of our profit/(loss) before taxation by operating segment for the years ended December 31, 2020, 2019 and 2018.

For the audited year ended December 31, 2020	Capital	Asset	Services and
($ in thousands)	provision	management	other corporate	Total
Income	326,796	15,106	15,071	356,973
Operating expenses	(53,971)	(24,521)	(20,845)	(99,337)
Amortization of intangible asset	-	-	(8,703)	(8,703)
Finance costs	-	-	(40,298)	(40,298)
Profit/loss before taxation	272,825	(9,415)	(54,775)	208,635

For the audited year ended December 31, 2019	Capital	Asset	Services and
($ in thousands)	provision	management	other corporate	Total
Income	336,510	15,160	14,373	366,043
Operating expenses	(57,919)	(19,797)	(13,686)	(91,402)
Amortization of intangible asset	-	-	(9,495)	(9,495)
Finance costs	-	-	(39,622)	(39,622)
Profit/loss before taxation	278,591	(4,637)	(48,430)	225,524

a

22 Burford Capital Annual Report 2020

Financial and operational review
continued

For the audited year ended December 31, 2018	Capital	Asset	Services and
($ in thousands)	provision	management	other corporate	Total
Income	400,882	11,691	12,404	424,977
Operating expenses	(44,046)	(12,175)	(15,610)	(71,831)
Amortization of intangible asset	-	-	(9,494)	(9,494)
Finance costs	-	-	(38,538)	(38,538)
Profit/loss before taxation	356,836	(484)	(51,238)	305,114

Profit before taxation in the capital provision segment decreased 2% from $279 million in the year ended December 31, 2019, to $273 million in the year ended December 31, 2020, because of a 3% decrease in capital provision income combined with a 7% decrease in segment operating expenses. Profit before taxation in the capital provision segment declined 22% from $357 million in the year ended December 31, 2018, to $279 million in the year ended December 31, 2019, because of a 16% decline in capital provision income combined with a 32% increase in segment operating expenses.

Profit before taxation in the asset management segment declined from $(5) million in the year ended December 31, 2019, to $(9) million in the year ended December 31, 2020, because of a 24% increase in segment operating expenses. Profit before taxation in the asset management segment declined from $(1) million in the year ended December 31, 2018, to $(5) million in the year ended December 31, 2019, because a 30% increase in asset management income was more than offset by a 63% increase in segment operating expenses. Growth in assets under management over the past several years has driven the current period increases in operating expenses in this segment, while much of the income (in particular, performance fees) would be expected to occur in future periods.

Profit before taxation in the services and other corporate segment declined by 13% from $(48) million in the year ended December 31, 2019, to $(55) million in the year ended December 31, 2020, as income increased by 5%, segment operating expenses increased by 52% and finance costs increased by 2%. Profit before taxation in the Services and other corporate segment improved by 6% from $(51) million in the year ended December 31, 2018, to $(48) million in the year ended December 31, 2019, as income increased by 16% while segment operating expenses declined by 12%, partially offset by a 3% increase in finance costs.

Cash flows

The following table sets forth the principal components of our cash flows for the years ended December 31, 2020, 2019 and 2018.

For the audited year ended December 31 ($ in thousands)	2020	2019	2018
Net cash inflow/(outflow) from operating activities	180,670	(8,306)	(233,313)
Net cash (outflow) from investing activities	(360)	(3,398)	(104)
Net cash (outflow)/inflow from financing activities	(45,214)	(67,425)	364,881
Net increase/(decrease) in cash and cash equivalents	135,096	(79,129)	131,464

Net cash inflow/(outflow) from operating activities

Net cash flow from operating activities increased from a cash outflow of $8 million for the year ended December 31, 2019, to a cash inflow of $181 million for the year ended December 31, 2020. The increase in inflow was primarily due to increased proceeds from and decreased funding of capital provision assets in 2020.

Net cash outflow from operating activities decreased from a cash outflow of $233 million for the year ended December 31, 2018, to a cash outflow of $8 million for the year ended December 31, 2019. The decrease was largely driven by lower new funding of capital provision assets. Our operating cash flow for 2018 and 2019 was negative due to the cash outflow from our new funding of capital provision assets being greater than the cash inflow from realizations on our existing capital provision assets.

The following table sets forth the principal components of our net cash outflow from operating activities for the years ended December 31, 2020, 2019 and 2018.

For the audited year ended December 31 ($ in thousands)	2020	2019	2018
Net cash inflow from operating activities before funding of capital provision assets	476,536	553,712	538,096
New funding of capital provision assets	(295,866)	(562,018)	(771,409)
Net cash inflow/(outflow) from operating activities	180,670	(8,306)	(233,313)
*	See Note 3 to our consolidated financial statements.

a

Burford Capital Annual Report 2020 23

Financial and operational review
continued

Net cash (outflow) from investing activities

Net cash outflow from investing activities decreased from an outflow of $3 million for the year ended December 31, 2019, to an outflow of $0 million for the year ended December 31, 2020. The decrease was largely driven by a decrease in purchases of fixed assets.

Net cash outflow from investing activities increased from an outflow of $0 million for the year ended December 31, 2018, to an outflow of $3 million for the year ended December 31, 2019. The increase was largely due to the capitalization of leasehold improvements in connection with new office spaces.

We anticipate that our primary sources of funds will be available cash and cash from operations, which includes proceeds from our capital provision assets. We may also issue additional debt from time to time. We believe that these sources of funds will be sufficient to fund our operations, including our working capital requirements.

Net cash (outflow)/inflow from financing activities

Net cash outflow from financing activities increased from an outflow of $67 million for the year ended December 31, 2019, to an outflow of $45 million for the year ended December 31, 2020. The decrease was largely driven by decreased dividends paid in 2020.

Net cash outflow from financing activities decreased from an inflow of $365 million for the year ended December 31, 2018, to an outflow of $67 million for the year ended December 31, 2019. The outflow of $67 million was comprised primarily of $28 million of dividend payments and $38 million of loan capital interest and the issuance of $180 million principal amount of bonds during the year ended December 31, 2018, while there were no share capital or bond issuances during the year ended December 31, 2019.

Financial instruments

We have issued four series of debt securities that are listed on the London Stock Exchange’s Order Book for Retail Bonds through finance subsidiaries. Burford Capital PLC has currently outstanding (i) £86 million aggregate principal amount of 6.500% notes due 2022, (ii) £100 million aggregate principal amount of 6.125% notes due 2024 and (iii) £175 million aggregate principal amount of 5.000% notes due 2026. Burford Capital Finance LLC has currently outstanding $180 million aggregate principal amount of 6.125% notes due 2025.

The trust deeds governing our debt securities contain certain covenants, including a leverage ratio requirement that we maintain a level of consolidated net debt that is less than 50% of the level of our tangible assets. See “Key information—Material contracts”. As of December 31, 2020, we were in compliance with all of the covenants under the trust deeds.

Capital expenditures

We do not have material capital expenditures. As of December 31, 2020, we had $3 million carrying value relating to fixtures, fittings and equipment. We do not anticipate incurring material capital expenditures in the year ending December 31, 2021.

Research and development, patents and licenses, etc.

We do not spend material amounts on research and development, nor do we own any patents.

a

24 Burford Capital Annual Report 2020

Financial and operational review
continued

Burford balance sheet only results

The remainder of the “Financial and operational review” focuses primarily on Burford balance sheet only results, removing from our results the impact of consolidated entities. In the “Data reconciliation” section beginning on page 72, we provide a full reconciliation of the Burford balance sheet only results to the IFRS consolidated statement of comprehensive income for 2018, 2019 and 2020 and consolidated statement of financial position for 2019 and 2020 so that investors are able to relate our performance discussion in the remainder of this “Financial and operational review” with our published accounts. The tables below provide a full reconciliation for 2020 of the consolidated statement of comprehensive income and consolidated statement of financial position for 2020 and, for comparison, the Burford only results for 2019. A similar reconciliation for 2019 can be found in the Data reconciliations section on page 73 of the “Financial and operational review”.

2020 Financials and comparison to 2019

Statement of comprehensive income

	2020			2019
($ in thousands)	Consolidated IFRS	Elimination of third-party interests*	Burford only	Burford only	% change
Capital provision income	339,647	(25,617)	314,030	316,780
Asset management income	15,106	9,378	24,484	26,130
Insurance income	1,781	-	1,781	3,545
Services income	804	-	804	2,133
Cash management income and bank interest	386	(71)	315	6,070
Foreign exchange gains/(losses)	12,100	(457)	11,643	2,052
Third-party share of profit or loss relating to interests in consolidated entities	(12,851)	12,851	-	-
Total income	356,973	(3,916)	353,057	356,710	(1)%
Operating expenses - general	(86,589)	832	(85,757)	(77,412)
Operating expenses - case related expenditures ineligible for inclusion in asset cost	(4,841)	3,084	(1,757)	(2,903)
Operating expenses - related to equity and listing matters	(7,907)	-	(7,907)	(1,754)
Amortization of intangible asset	(8,703)	-	(8,703)	(9,495)
Operating profit	248,933	-	248,933	265,146	(6)%
Finance costs	(40,298)	-	(40,298)	(39,622)
Profit before tax	208,635	-	208,635	225,524	(7)%
Taxation	(36,937)	-	(36,937)	(13,417)
Profit after tax	171,698	-	171,698	212,107	(19)%
Other comprehensive income	(10,206)	-	(10,206)	(17,525)
Total comprehensive income	161,492	-	161,492	194,582	(17)%
*	The eliminated amounts arise from the services provided by the Group to the consolidated entities as investment manager and the Group’s investment as a limited partner in consolidated entities. Accordingly, these adjustments and eliminations do not have an effect on the net income or total net assets of Burford.

a

Burford Capital Annual Report 2020 25

Financial and operational review
continued

Statement of financial position

	2020			2019
($ in thousands)	Consolidated IFRS	Elimination of third-party interests*	Burford only	Burford only	% change
Assets
Cash and cash equivalents	322,189	(2,603)	319,586	168,463
Cash management assets	16,595	-	16,595	37,966
Other assets	31,954	10,842	42,796	19,765
Due from settlement of capital provision assets	32,552	(1,844)	30,708	18,989
Capital provision assets	2,176,124	(256,912)	1,919,212	1,833,990	5%
Equity securities	-	-	-	29
Tangible fixed assets	14,592	-	14,592	20,184
Intangible asset	-	-	-	8,703
Goodwill	134,032	-	134,032	133,999
Deferred tax asset	256	-	256	24,939
Total assets	2,728,294	(250,517)	2,477,777	2,267,027	9%
Liabilities
Loan interest payable	9,556	-	9,556	9,462
Other liabilities	66,099	(850)	65,249	50,995
Loan capital	667,814	-	667,814	655,880
Capital provision asset subparticipations	14,107	(1,086)	13,021	8,036
Third-party interests in consolidated entities	248,581	(248,581)	-	-
Deferred tax liabilities	22,325	-	22,325	9,662
Total liabilities	1,028,482	(250,517)	777,965	734,035	6%
Total net assets	1,699,812	-	1,699,812	1,532,992	11%
*	The eliminated amounts arise from the services provided by the Group to the consolidated entities as investment manager and the Group’s investment as a limited partner in consolidated entities. Accordingly, these adjustments and eliminations do not affect the net income or total net assets of Burford.

Overview of full year 2020 results

Burford delivered strong results during 2020 despite the difficult environment and operating challenges posed by the Covid-19 pandemic. While Burford only capital provision income was down 1% in 2020 compared to 2019, a greater proportion of income was from realized gains during 2020: Realized gains during the period were up 41% while unrealized gains (net of transfers to realizations) were down 26% due principally to the absence of any fair value changes in our YPF-related assets. With Burford only income from other segments 2% lower in 2020 than in the prior year, Burford only total income was down 1% from 2019 to 2020.

Total operating expenses were up 14% in 2020 from 2019, driven in part by $8 million of expenses related to our US listing and related equity activities; without those expenses, total operating expenses would have increased 9%. However, net profit was affected by book taxation expense being higher in 2020 by $24 million because of the jurisdictions in which gains occurred in 2020, although cash taxes were only $11 million. As a result, Burford only profit after tax in 2020 was $172 million, down 19% from $212 million in 2019.

Realizations from capital provision-direct portfolio

During 2020, we saw significant progress in a number of cases in our capital provision-direct portfolio. These successes, distributed among several of our recent vintages, underpinned $337 million of capital provision-direct asset realizations for the balance sheet during the period, which in turn gave rise to $180 million of realized gains from the capital provision-direct portfolio, the highest level ever for Burford.

Although a significant portion of the realizations that occurred in the first half of 2020 gave rise to receivables (rather than cash) at June 30, almost all of those receivables had been collected by year end. As a result, realizations from our capital provision-direct portfolio produced cash proceeds for the balance sheet of $325 million during 2020, and we closed the year with only $31 million of due from settlement receivables.

Realized gains from capital provision-direct portfolio

The capital provision-direct portfolio realized gains of $180 million (57% of Burford only capital provision income in the period) along with $141 million in capital provision-direct unrealized gains drove $314 million in total capital provision income during 2020, down 1% from 2019. Burford only capital provision-direct realized gains increased as a share of profit before tax to 86% in 2020 from 53% in 2019.

a

26 Burford Capital Annual Report 2020

Financial and operational review
continued

This significant level of capital provision income in 2020 came without any contribution from our YPF-related assets. In 2019, $188 million or 60% of our capital provision income came from YPF-related assets; during 2020, we had $2 million of unrealized loss (as an offset to additional costs incurred) from YPF-related assets. These 2020 results indicate that the strategy we outlined in our 2019 Annual Report of the YPF-related assets serving as a bridge to substantial performance from the rest of the portfolio has started to materialize.

A key driver of our capital provision-direct realizations and income during 2020 was a set of ten related assets consisting of 18 cases in which Burford’s balance sheet had invested $94 million ($144 million Group-wide). From these ten related assets, we had $267 million of balance sheet realizations ($425 million Group-wide), for realized gains on the balance sheet of $172 million ($281 million Group-wide), an ROIC of 183% for the balance sheet (195% Group-wide) and an IRR of 50% for the balance sheet (57% Group-wide).

Unrealized gains from capital provision-direct portfolio

During 2020, our capital provision-direct portfolio experienced modest but steady unrealized gains, as positive case progress in a number of matters required us under our Fair Value Policy and in accordance with IFRS to adjust upward the fair value of a number of assets. Net of unrealized losses and amounts transferred to realizations, in 2020, we recorded $143 million of net unrealized gains on the capital provision-direct assets on Burford’s balance sheet, compared to $92 million in 2019, excluding YPF-related fair value adjustments in both periods. The net unrealized gains for 2020 of $143 million were recorded across 41 different assets in the capital provision direct portfolio on Burford’s balance sheet.

Because unrealized gains in our capital provision-direct portfolio are driven by case milestones (such as favorable rulings, trial wins and successful appeals), growth in the aggregate unrealized gain on our portfolio can be viewed as an “indicator” of positive overall progress towards successful outcomes and realizations. At December 31, 2020, the aggregate unrealized gain (net of unrealized losses) on our capital provision-direct portfolio, excluding the YPF-related assets, stood at $183 million, or 17% of ex-YPF carrying value, compared to $38 million at December 31, 2019, or 4% of ex-YPF carrying value, showing the continuing maturation of the portfolio.

Group-wide income from capital provision-direct portfolio

It is worth noting that Group-wide income from realized and unrealized gains on the capital provision-direct portfolio increased significantly in 2020 to a total of $508 million ($361 million in realized gains and $147 million in unrealized gains), up 28% from $397 million in 2019 ($178 million in realized gains and $219 million in unrealized gains). Burford began deploying significant off-balance-sheet private funds capital in 2017; these 2020 Group-wide results provide an indication of the overall growth in earnings generation across all of Burford’s funding sources. Burford itself should benefit in the future from the portion of these Group-wide gains in its managed funds through earning performance fees on those funds.

Cash returns

The group of ten related assets and our overall 2020 performance continued our history of attractive cumulative returns. Since Burford began operations in 2009 through December 31, 2020, on $1.6 billion of capital provision-direct realizations on our balance sheet, we have generated an ROIC of 92% (up from 88% at December 31, 2019) and an IRR of 30% (down slightly from 31% at December 31, 2019).

Realizations from capital provision-indirect portfolio

Despite the Covid-19 pandemic and resulting challenging market conditions, we were able to realize significant cash proceeds from our capital provision-indirect portfolio, where we shifted to favoring settlements even at discounted returns given adverse market conditions. During 2020, we resolved five assets in this portfolio, resulting in cash proceeds to Burford’s balance sheet of $173 million. Though cash returns on these resolved assets were dampened by the market environment, we believe it is nonetheless an indicator of the effectiveness of the strategy that we were able to realize significant cash proceeds at positive returns during this period. Our ability to harvest cash from our capital provision-indirect portfolio during 2020 also reinforces our view of this portfolio’s capability of serving as a medium-term source of liquidity for Burford’s balance sheet.

Liquidity

We finished 2020 with $336 million in cash and cash management assets, an increase of $130 million over December 31, 2019, and putting us in a position of having significant liquidity to re-deploy into the financing of attractive new legal finance assets.

a

Burford Capital Annual Report 2020 27

Financial and operational review
continued

Commitments

Although we had good success in realizations during 2020 despite the Covid-19 pandemic, our capital provision-direct new business efforts were more significantly impacted, especially during 1H 2020. As the pandemic hit in the first half of 2020, many clients paused from pursuing legal finance to transition to working remotely and to determine the impact on legal processes. At the same time, given the uncertain environment, we took a cautious stance on potential cases and counterparties. As a result, Burford’s new capital provision-direct commitments during 1H 2020 declined significantly. As legal processes and the overall environment stabilized during 2H 2020, our pipeline began to re-build and commitment volumes increased, returning to levels comparable to the second half of 2019, prior to the pandemic.

During 2020, we made capital provision-direct new commitments on our balance sheet of $335 million, of which $278 million or 83% were made in 2H 2020. By comparison, we made $530 million of new commitments on our balance sheet in 2019, of which $285 million or 54% were made during 2H 2019. In other words, after a weak 1H 2020, our new commitment activity returned in 2H 2020 to the same level as in 2H 2019.

Deployments

Deployments also rebounded during 2H 2020. Our level of deployments on capital provision-direct assets on our balance sheet during 2020 was $225 million, down 16% from $272 million in deployments during 2019. As with commitments, our level of capital provision-direct deployments on our balance sheet during 2H 2020 bounced back significantly from 1H 2020 to approach pre-pandemic levels, with $158 million deployed in 2H 2020 compared to $67 million in 1H 2020 and $188 million during 2H 2019. Ultimately, we expect the pandemic and resulting environment to produce a significant amount of litigation and arbitration, which could produce a substantial volume of attractive future financing opportunities.

During 2020, we have refrained from making new commitments in our capital provision-indirect portfolio, so deployments from our balance sheet to that portfolio were down significantly during 2020 to $26 million from $196 million in 2019. The strategy that underlies this portfolio depends upon certain types of merger and acquisition market activity, which has been negatively impacted by the pandemic. Further, given the medium-term potential we see to originate attractive capital provision-direct assets, we would rather deploy incremental funds into those higher-returning assets rather than make new commitments to capital provision-indirect assets.

Asset management income

Asset management income during 2020 was $24 million for Burford only, down 6% from 2019. This decline was largely attributable to lower management fees, since, unlike in 2019, we are no longer receiving base management fees on Partners II, Partners III and COLP, while the Strategic Value fund has declined significantly in size.

During 2020, we did recognize $6 million of performance fees from our Partners I Fund, as that fund concluded its life, allowing crystallization of our performance fees under the “European-style” fee structure. Over its life, Partners I generated, net of fees and expenses, an IRR of 32% and an ROIC of 171% for its limited partners.

We did not recognize any performance fees from any of the other “European-style” litigation finance funds (Partners II and Partners III and BOF) during the period, although as we continue to realize assets in those funds, we do get closer to the point in time when those performance fees will also crystallize. Based on current fund performance, we expect the other two litigation finance funds (Partners II and III) that are now past their investment periods to generate together in excess of $50 million of performance fees as they conclude.

In both 2019 and 2020, fees from BOF-C were similar, albeit modest given that BOF-C is still early in its life with relatively few realizations to date.

Operating expenses

Burford only general operating expenses during 2020 were $86 million, up 11% from 2019. Because of the uncertainty caused by the pandemic and market environment, we managed expenses carefully during the period, including by limiting growth in headcount and compensation expense, while expenses for travel and marketing declined because of the work-from-home environment. Nonetheless, we did continue to invest in people and infrastructure to support our growth, including for our SEC registration and NYSE listing. We also incurred $8 million in added direct expenses, such as legal and accounting fees, because of our preparation for a US listing and certain other equity-related activities. In 2020, we incurred $2 million in case-related expenses that cannot be included in those cases’ deployed costs, in many instances because we are acting as principal rather than financing a client.

a

28 Burford Capital Annual Report 2020

Financial and operational review
continued

Taxes

We saw a significant increase in the tax expense recorded on our statement of comprehensive income this period. It is important to understand that there is a significant difference between our “book” taxes (i.e., the tax expense shown on the income statement) and our “cash” taxes (i.e., the amount of tax we actually pay). That discrepancy can be particularly pronounced in the United States and is illustrated in note 4 to the financial statements but, as the accounting approach to tax is complex, we discuss the topic here.

We have commented in the past that our book tax expense was lower than our cash taxes, and in some instances was even positive (i.e., we had a tax credit); in 2020, our book tax expense of $37 million was substantially higher than our cash taxes paid of $11 million. That difference arose largely because we had sufficiently high realized gains to make use of the bulk of the net operating loss carry forward shown in our deferred tax assets at year-end 2019. As we have always expected to be able to offset these losses against future taxable gains, we had recognized the benefit of this asset in our financial statement tax computations in prior years. The impact of using these net operating losses during the current period primarily reduces the amount of cash taxes payable for the relevant jurisdiction and not the tax expense recognized in the income statement.

We continue to expect our tax rate to settle in the low teens over time, as we have noted previously.

2H 2020 Financials and comparison to 2H 2019

	2H 2020			2H 2019
($ in thousands)	Consolidated IFRS	Elimination of third-party interests	Burford only	Burford only	% change
Capital provision income	79,123	(16,220)	62,903	48,663
Asset management income	10,755	6,100	16,855	14,795
Insurance income	1,158	-	1,158	1,487
Services income	624	-	624	1,005
Cash management income and bank interest	2,350	(1)	2,349	1,185
Foreign exchange gains/(losses)	16,748	(430)	16,318	2,532
Third-party share of profit or loss relating to interests in consolidated entities	(8,577)	8,577	-	-
Total income	102,181	(1,974)	100,207	69,667	44%
Operating expenses - general	(44,925)	(368)	(45,293)	(41,563)
Operating expenses - case related expenditures ineligible for inclusion in asset cost	(4,841)	3,084	(1,757)	(2,903)
Operating expenses - related to equity and listing matters	(7,907)	-	(7,907)	(1,754)
Amortization of intangible asset	(3,956)	-	(3,956)	(4,748)
Operating profit	40,552	742	41,294	18,699	121%
Finance costs	(20,532)	-	(20,532)	(19,889)
Profit before tax	20,020	742	20,762	(1,190)
Taxation	227	(742)	(515)	(7,180)
Profit after tax	20,247	-	20,247	(8,370)
Other comprehensive income	(43,642)	-	(43,642)	(19,320)
Total comprehensive income	(23,395)	-	(23,395)	(27,690)	16%

Overview of 2H 2020 results

Capital provision income in 2H 2020 was $63 million, up 29% from 2H 2019. Asset management income was $17 million in 2H 2020, up 14% from $15 million in 2H 2019, with a $6 million performance fee from the Partners I fund more than offsetting lower management fees from funds now past their investment period. Higher capital provision and asset management income helped to drive total income in 2H 2020 to $100 million, up 44% from 70 million in 2H 2019.

Like 2H 2019, 2H 2020 was a relatively slow period for realizations from our capital provision-direct portfolio; we had realizations of $29 million for the balance sheet during 2H 2020 compared to $46 million during 2H 2019. Though court delays due to the COVID-19 pandemic may have contributed to the slower pace of 2H 2020 realizations, we would repeat our prior observation that six-month periods in which we have little activity are not unusual in our business.

Our realized gains on capital provision-direct assets were also affected by the final conclusion of a matter from the 2011 vintage at a loss. We had long expected this result and had written the mater to zero in 2016, but its conclusion in 2H 2020 means that the unrealized loss is reversed and a realized loss (of $14 million) is recorded, leading to net realized gains of $(3) million in 2H 2020 (2H 2019: $4 million).

a

Burford Capital Annual Report 2020 29

Financial and operational review
continued

We continued to see steady progress in the capital provision-direct portfolio in 2H 2020, with positive case progress in several matters triggering additional unrealized gains (none of which were from the YPF-related assets) which, net of transfers to realized, totaled $73 million in 2H 2020, compared to $68 million in 1H 2020 and $48 million in 2H 2019. Included in the 2H 2020 unrealized gains was $14 million of unrealized loss from the concluded 2011 vintage asset that was transferred to realized in the period; this transfer of unrealized loss offset the realized loss on that asset during the period, so the conclusion of the matter had no net impact on capital provision income during 2H 2020.

Although operating expenses, including listing and equity-related expenses, were higher in 2H 2020 compared to 2H 2019, operating profit still increased 121% to $41 million in 2H 2020 from $19 million in 2H 2019. Profit after tax was $20 million in 2H 2020, compared to $(8) million in 2H 2019.

During 2H 2020, we did see significant collections on our due from settlement receivables. Those Burford only due from settlement receivables stood at $281 million at June 30, 2020; by the end of the year, much of that had been collected as cash, so that due from settlement receivables at December 31, 2020, were $31 million. Notably, $266 million of the receivables at June 30, 2020, were related to the group of ten related assets; all but $23 million of those had been collected by year end.

As referenced above, although 2H 2020 was a slow period for realizations and realized gains, it was a busier period for new business. In our capital provision-direct portfolio, we made $278 million of commitments on our balance sheet during 2H 2020 (2H 2019: $285 million) and $158 million of deployments on our balance sheet (2H 2019: $188 million).

Cash generation

Burford generated a robust level of cash during 2020, with $997 million of cash receipts Group-wide and $519 million to the balance sheet. Cash receipts for both the balance sheet and the funds were driven by significant realizations in our capital provision-direct assets, while realizations in the Strategic Value fund drove substantial proceeds in our capital provision-indirect portfolio and realizations in BAIF produced $168 million of cash proceeds in that fund.

Cash receipts
2020 ($ in millions)	Burford only	Other funds	BOF-C	Group-wide
Cash proceeds:
Capital provision-direct	325	223	14	562
Capital provision-indirect*	173	73	-	246
Post-settlement finance	-	168	-	168
Asset management cash income	16	-	-	16
Services and other income	5	-	-	5
Total cash receipts	519	464	14	997
*	includes proceeds from hedging-related assets

Burford’s balance sheet 2020 cash receipts were consistent with 2019, though the mix of cash proceeds behind these results was different, with cash proceeds from capital provision-direct contributing a larger share of 2020 cash receipts. In 2019, proceeds from the capital provision-direct portfolio (including $100 million from the sale of some of our YPF-related assets) contributed 41% of cash receipts, while the capital provision indirect portfolio, where capital tends to be recycled more quickly because of the short tenor of the assets, accounted for 52%. In 2020, significant realizations from capital provision-direct assets generated 63% of cash receipts, while the capital provision-indirect portfolio contributed a more modest 33% as that portfolio continued to be realized and not reinvested. Going forward, to the degree that the capital provision indirect portfolio remains modest in size, we would expect Burford’s aggregate cash receipts to be lower without the contribution of capital recycling from that portfolio. However, with a smaller capital provision indirect portfolio, we would also be deploying a similar lesser amount into these assets, so the net impact on available cash for the rest of the business should be minimal.

a

30 Burford Capital Annual Report 2020

Financial and operational review
continued

Cash receipts on Burford’s balance sheet only**

($ in millions)	2020		2019
Cash proceeds from capital provision-direct	325		210
Cash proceeds from capital provision-indirect*	173		270
Cash from asset management income	16		20
Cash from services and other income	5		18
Cash receipts	519	**	518
*	Includes proceeds from hedging-related assets
**

Cash receipts is a non-IFRS metric. For the year ended December 31, 2020, Capital provision assets-proceeds received, the most comparable IFRS measure, were $549 million. A reconciliation to Capital provision assets-proceeds received can be found on page 76.

Annual cash receipts*

Burford balance sheet only

($ in millions)

*
Includes proceeds from hedging positions, which increased amounts for 2018 by $12m and for 2017 by $16m from what was previously reported.

This level of cash receipts gives Burford the flexibility to meet ongoing deployments as well as operating and financing cash needs. As we have previously indicated, we do not have control over the timing of our cash proceeds from asset realizations. We do, however, benefit from the relatively short weighted average life (WAL) of our assets, which gives us some comfort that cash proceeds will come in with some regularity.

From these cash receipts, Burford funds its operating expenses and finance costs. During 2020, Burford’s balance sheet generated more than three times as much cash as needed to cover those cash outflows, leaving significant cash available for deployments into new legal finance assets. Burford did not raise external capital for the balance sheet in 2020.

a

Burford Capital Annual Report 2020 31

Financial and operational review
continued

2020 cash bridge

Burford balance sheet only

($ in millions)

*
Cash receipts is a non-IFRS metric. For the year ended December 31, 2020, Capital provision assets—proceeds received, the most comparable IFRS measure, were $549 million. A reconciliation to the Capital provision assets—proceeds received can be found on page 75. Cash receipts includes proceeds from hedging positions, which increased amounts for 2018 by $12m and for 2017 by $16m from what was previously reported.

Burford has a consistent history of generating significant cash receipts and, therefore, substantial cash available for deployment.

Internally-generated cash available for redeployment – Burford balance sheet only

($ in millions)	2020	2019	2018	2017	2016
Cash receipts from operations	519	518	526	378	230
Operating expenses	(95)	(82)	(67)	(52)	(39)
Finance costs	(40)	(39)	(33)	(23)	(12)
Cash for redeployment	384	397	426	303	179

a

32 Burford Capital Annual Report 2020

Financial and operational review
continued

Cash bridge from inception Burford balance sheet only ($ in millions)
A	Equity capital raised	E	Interest expense	I	Cash before deployments
B	Debt capital raised	F	Repurchase of debt	J	Acquisitions
C	Cash receipts	G	Dividends	K	Deployments into realized assets
D	Operating expenses	H	Changes in receivables/	L	Deployments into ongoing assets
			payables	M	Ending cash

For further information on how data in this Cash Receipts section is related to data in the financial statements notes, see Cash receipts data reconciliation on page 76 of the “Data reconciliation” section.

Current portfolio

We count each of our contractual relationships as an “asset”, although many such relationships are composed of multiple underlying litigation matters that are often cross-collateralized rather than reliant on the performance of a single matter. As of December 31, 2020, our Burford only balance sheet portfolio consisted of 159 assets held directly and four other assets held indirectly through our investment in the Strategic Value fund.

At December 31, 2020, our consolidated1 portfolio was $3.4 billion, including deployed cost, unrealized gain and undrawn commitments, while the Group-wide portfolio was $4.5 billion of which $2.9 billion was attributable to the Burford only balance sheet. For a reconciliation of our current portfolio on an IFRS consolidated basis to the calculation on a Group-wide basis, see Portfolio data reconciliation on page 77 of the “Data reconciliation” section. The following table reconciles the calculation of our current portfolio on a Burford only balance sheet basis to the calculation on a Group-wide basis.

1 Consolidated figures are provided from time to time in this section of the report as a means to demonstrate how the Burford only and Group-wide financial data tie into the consolidated financial reports.

a

Burford Capital Annual Report 2020 33

Financial and operational review
continued

		Current portfolio
As of December 31, 2020 ($ in millions)	Burford only	Funds	BOF-C	Total
Capital provision-direct:
Deployed cost	961	415	152	1,528
+ Fair value adjustments	915	90	14	1,019
= Carrying value	1,876	505	166	2,547
+ Undrawn commitments	1,010	286	240	1,536
= Total	2,886	791	406	4,083
Capital provision-indirect:
Carrying value	43	42	-	85
+ Undrawn commitments	-	-	-	-
= Total	43	42	-	85
Post-settlement:
Deployed cost	-	255	-	255
+ Fair value adjustments	-	33	-	33
= Carrying value	-	288	-	288
+ Undrawn commitments	-	27	-	27
= Total	-	315	-	315

Total portfolio	2,929	1,148	406	4,483

The Group-wide portfolio has grown at a compound annual growth rate of 52% over the five years ending December 31, 2020. The Group-wide portfolio at December 31, 2020, was 7% larger than at December 31, 2019, despite lower deployments across the capital provision portfolio during 1H 2020 due to the Covid-19 pandemic and significant realizations in both the capital provision-direct and indirect portfolios. The Group-wide portfolio had declined 6% in size from December 31, 2019, to $4.0 billion at June 30, 2020. Then, as origination activity resumed at a more normal pace during 2H 2020 and certain existing cases experienced fair value adjustments because of positive case milestones, the Group-wide portfolio grew 13% in size from June 30, 2020 to December 31, 2020.

Total portfolio Group-wide ($ in millions)

a

34 Burford Capital Annual Report 2020

Financial and operational review
continued

Unfunded commitments

Our portfolio includes both commitments that have been funded and, therefore, have become deployments, as well as commitments that have not been funded and, therefore, are expected to become deployments at some future date. Although our realizations are neither controllable nor predictable, we do have significantly more visibility of and control over our deployments. Although some portion of these deployments are on prior definitive commitments which we are obligated to fund, a significant portion of deployments on prior commitments is discretionary, so that we have control over whether to fund.

As of December 31, 2020, our consolidated unfunded commitments were $1.3 billion. As of the same date, our Burford only balance sheet unfunded commitments were $1.0 billion and our Group-wide total unfunded commitments were $1.6 billion. Deployments on new potential commitments are entirely within our control since we can decline to make the commitment in the first instance if we do not want to deploy capital at that time.

The table below sets forth our Group-wide unfunded commitments outstanding at December 31, 2020, and December 31, 2019, on a consolidated basis, a Burford balance sheet only basis and a Group-wide basis and provides a reconciliation.

				Elimination of	Burford only
As of December 31, 2020		Consolidated		third-party	balance sheet	Fund	BOF-C	Group-wide
(December 31, 2019)		commitments		interests	commitments	commitments	commitments	commitments
Capital provision-direct:
Legal finance	2020	1,161	*	(239)	922	265	234	1,421
	2019	982	*	(153)	829	287	146	1,262
Legal risk management	2020	94	*	(6)	88	21	6	115
	2019	89	*	(6)	83	21	6	110
Capital provision-indirect:
Strategic Value fund	2020	-	*	-	-	-	-	-
	2019	-	*	-	-	-	-	-
Post-settlement:
Post-settlement funds	2020	-		-	-	27	-	27
	2019	-		-	-	63	-	63
Total unfunded commitments	2020	1,255		(245)	1,010	313	240	1,563
	2019	1,071		(159)	912	371	152	1,435
*	See Note 29 (financial commitments and contingent liabilities) to our financial statements.

The table above shows $1,010 million of unfunded (undrawn) commitments attributable to the capital provision-direct portfolio on the Burford only balance sheet at December 31, 2020. Other undrawn commitments are the responsibility of funds and other capital pools, which plan separately to be able to meet those commitments, typically by calling capital from investors. Of the $1,010 million, $88 million is attributable to legal risk management, none of which we expect to need to fund and none of which would be required on any sort of accelerated basis. The remaining $922 million relates to existing legal finance arrangements. Note that, since our funding commitments may not be deployed for a variety of reasons, they are considered unfunded, as presented in Note 29 to our consolidated financial statements.

While $922 million of legal finance arrangements seems like a large number, there are three important points to bear in mind about undrawn commitments. First, our undrawn commitments can be divided into two categories: Discretionary and definitive. Discretionary commitments are those commitments where we retain a considerable degree of discretion over whether to advance capital and generally would not suffer an adverse financial consequence from failing to do so. As an example, if we have committed to a law firm to fund future new cases for them, that commitment would be subject to underwriting and approving those new cases; we would not be obligated to provide funding unless we have given those approvals. Definitive commitments are those commitments where we are contractually obliged to fund incremental capital and failure to do so without good reason (such as a material negative change in a case’s prospects) would typically come with adverse contractual consequences. Of the $922 million of litigation finance commitments, $575 million (62%) are discretionary and $347 million (38%) are definitive.

a

Burford Capital Annual Report 2020 35

Financial and operational review
continued

Capital provision-direct unfunded commitments
Burford balance sheet only

	December 31,		December 31,
($ in millions)	2020	% of total	2019	% of total
Unfunded commitments – legal finance
Definitive	347	38%	289	35
Discretionary	575	62%	540	65
Total	922	100	829	100

Second, we have good visibility into the timing of when definitive commitments will be drawn, and the ability to plan for those draws. This visibility is partly because many of our agreements actually structure future draws on an explicit timetable or with reference to case events, and partly because we have good insight into the timing of individual legal actions. For example, we know that the median time to trial in the US federal courts is regularly at least a couple of years. Thus, we expect that typically the most significant portion of our funding that relates to a case’s trial in those courts for a new matter in 2020 will not be drawn until 2022 at the earliest.

Because of the longer-term nature of such deployments, our aggregate deployments on undrawn commitments remain gradual, with a median over the last four years of 16% deployments during the course of the year on undrawn commitments at prior year’s end.

Capital provision-direct deployments on unfunded legal finance commitments
Burford balance sheet only

					Four-year
($ in millions)	2019	2018	2017	2016	median
Unfunded commitments as of December 31	829	615	503	296
Deployed in following year (i.e. 2019 deployed in 2020)	97	94	152	47
Percent deployed	12%	15%	30%	16%	16%

Third, the incidence of settlement means that not all of our commitments will in any event be drawn. Historically, we have ended up deploying on average 89% of our commitments on concluded (fully and partially) matters, but it can take many years to reach that level as shown in the chart below which looks at deployments on both ongoing and concluded assets.

a

36 Burford Capital Annual Report 2020

Financial and operational review
continued

Capital provision-direct cumulative deployments As a % of vintage commitment Buford balance sheet only As of December 31, 2020 (%)

120%
100%
80%
60%
40%
20%
0%
Yr 0 45%
Yr 1 59%
Yr 2 69%
Yr 3 74%
Yr 4 78%
Yr 5 82%
Yr 6 87%
Yr 7 89%
Yr 8 86%
Yr 9 83%
Yr 10 90%
Years post vintage
Average of all vintages for year
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
All vintages average
Average deployment on commitments for concluded (partially and fully) matters (89%)

Capital provision-direct portfolio

Before considering the performance of the legal finance assets in our balance sheet capital provision-direct portfolio, it may be worth reviewing the typical life of a litigation matter. While different legal fora have somewhat different approaches, this generic approach is generally applicable. Once a case is commenced, pre-trial activity begins, including discovery and pre-trial motions. Often, as the case develops through this phase, one side or the other will conclude its position is not as strong as it thought, which can lead to settlement discussions. If a case doesn’t settle, it moves to trial and a judgment; again, settlement can often occur at or around the trial phase. After a judgment has been entered, there is typically an appeal process (during which settlements can also occur) before the judgment becomes final. This entire process can occur over the course of several years but, in some jurisdictions, can take longer (or, in some small number of cases, be faster).

a

Burford Capital Annual Report 2020 37

Financial and operational review
continued

Capital provision-direct assets Fully and partially concluded assets from inception through YE 2020 Burford balance sheet only ($ in millions)

Of our concluded cases through December 31, 2020, 61% based on deployed cost have settled, while 39% have gone to adjudication (note that we include assets sold within the adjudication category for purposes of this analysis). Given the substantial adjudication success during 2020, the percentage of Burford’s deployments on concluded cases that ended in adjudication wins increased to 29% at December 31, 2020, from 21% at December 31, 2019, and recoveries in this category increased to $835 million (December 31, 2019: $559 million).

Returns are robust from settlements, but strong return outperformance comes from asymmetric returns on judgments. This is not anything unusual nor are those outperforming assets unique or non-repeatable; rather, it is the fundamental nature of the litigation process to produce dispersed returns. It is inevitable that a small portion of our portfolio will deliver an outsized percentage of our returns. Our underwriting process and deal structures are designed to put potential outperformers in the portfolio and make sure we get significant returns if they go all the way to a positive judgment.

Losses are a normal part of our business but are well tolerated within our portfolio in light of our high returns in the event of successful matters.

During 2020, Burford continued to demonstrate its ability to generate significant returns from a number of its concluded capital provision-direct matters, with seven matters that fully or partially concluded during the year generating ROICs in excess of 200% (and one more was at 199%). At December 31, 2020, of concluded assets since inception, 23 matters representing 12% of the total of deployed cost of concluded assets have generated an ROIC of greater than 200%.

a

38 Burford Capital Annual Report 2020

Financial and operational review
continued

Concluded (fully and partially) capital provision-direct assets – arrayed by ROIC at December 31, 2020 Burford balance sheet only ($ in millions)
A	B	C	D
0% or less ROIC	0 to 99% ROIC	100 to 199% ROIC	200% or greater ROIC	Total
Deployed: $130 16% of total	Deployed: $482 58% of total	Deployed: $116 14% of total	Deployed: $103 12% of total	Deployed: $831
Profit: $(90) (12)% of total	Profit: $143 19% of total	Profit: $144 19% of total	Profit: $569 74% of total	Profit: $766

Portfolio tenor

The reality of litigation is that a majority of cases settle and pay proceeds in a relatively short period of time, and a minority of our portfolio goes on to adjudication, which takes longer. The chart below shows the impact of those outcomes over Burford’s history of realizations since 2009.

While we believe that our YPF-related assets are part of Burford’s overall performance and should not be treated separately, we have presented the chart below both with and without the impact of the secondary sales we have made of our YPF-related assets, since we think it is useful to consider the data in both ways.

a

Burford Capital Annual Report 2020 39

Financial and operational review
continued

Cumulative capital provision-direct at December 31, 2020 Realizations as a % of portfolio deployments by years from commitment Burford balance sheet only (%)

Not surprisingly, the timing of realizations from individual annual “vintages” composed of all of the cases originated in a calendar year vary considerably from the overall blended average. The chart below shows the realizations over time for each individual annual vintage beginning with the year of its origination on the same basis. As can be seen, realizations on some vintages level off earlier while others produce spikes in recoveries later in their lives.

a

40 Burford Capital Annual Report 2020

Financial and operational review
continued

Cumulative capital provision-direct at December 31, 2020 Realizations as a % of vintage deployments by years from commitment Burford balance sheet only (%)

a

Burford Capital Annual Report 2020 41

Financial and operational review
continued

Note that the vintage cash flows and weighted average lives in the charts above are calculated from initial commitment dates. We have historically presented weighted average life (or duration) data from the time of average deployment to the time of average realization, which has to date been about a half-year shorter than measuring from initial commitment. Said another way, it typically takes about a half a year to get to average deployment on a commitment since initial deployments of a portion of the commitment are often followed by subsequent deployments that take place over several years. In calculating a portfolio WAL, we compute a weighted average of the individual asset WALs. On that basis, we can look at the historical weighted average lives (beginning at the point of average deployment) of the capital provision-direct portfolio, weighted both by deployed cost (our historical method) and by recoveries. Weighting by deployed cost provides a view on how long on average a dollar of capital is deployed while weighting by recoveries provides a view on how long on average it takes to recover a dollar of return.

Capital provision-direct Weighted average life of concluded (fully and partially) portfolio Burford balance sheet only ($ in millions and WAL in years)

The weighted average life (weighted by recoveries) on concluded assets did not change at December 31, 2020, compared to December 31, 2019. The large set of ten related assets that concluded during 2020, taken together, had a WAL by recoveries of 1.9 years, which was shorter than our typical experience on adjudications.

One of the most difficult aspects of our business is predicting the duration of any individual matter, and thus of our portfolio as a whole. The timing and likelihood of settlement is generally something more determined by our client’s litigation opponent than by our client, and in any event is rarely a matter as to which we have any control. Adjudication timing is subject to myriad factors including delaying tactics by litigation opponents and court dockets and schedules. The impact of the global pandemic will only add to that uncertainty.

Thus, while we provide extensive data about portfolio duration and weighted average life, it is not at all clear that such data are predictive instead of anecdotal at this point. Burford’s capital provision-direct portfolio, though sizeable at December 31, 2020, is still relatively young because of its rapid growth. As a consequence, weighted average lives on the concluded portfolio in aggregate may not be representative of a mature portfolio because we have realized some of the shorter-tenor assets in our more recent, larger vintages while still being some time away from realizing the longer-tenor assets (including many of those on a path to adjudication) in those vintages. In other words, the combination of using a weighted approach with the recent growth in our portfolio may understate the steady-state weighted average life of our capital-provision direct assets—or may overstate it, considering the recent and unusually rapid adjudication success of the large group of ten related assets that resolved in 2020 with a WAL (weighted by recoveries) of only 1.9 years, as opposed to 3.3 years for prior adjudications without including those assets.

a

42 Burford Capital Annual Report 2020

Financial and operational review
continued

This uncertainty has several possible implications. First, the WAL of our concluded cases may lengthen over time, as longer-tenor assets account for a greater share of concluded cases. If that tenor lengthening were to occur, however, since we generally structure our asset pricing to compensate us (and maintain our IRRs) if assets take longer to resolve, concluded case ROICs may rise over time. Indeed, having a portfolio of longer-tenor assets at attractive returns is actually favorable from our perspective, since a longer tenor portfolio experiences lower turnover, which lowers our overall origination costs (both underwriting expenses and the cost of holding liquidity for new deployments). Second, we could see comparatively modest levels of realizations on the portfolio in the near term as more longer-tenor cases work their way to conclusion, generating more significant recoveries in future years and setting the business up for significant future gains. Covid-19 court delays may add to this possible outcome. Finally, we see no correlation between asset life and portfolio quality; in fact, our low level of realized losses over recent years and gradually increasing unrealized gains on the portfolio beyond the YPF-related assets would suggest that cases in the portfolio are generally proceeding as expected.

But just as those outcomes are real possibilities, so too are contrary outcomes. Matters that seem on a long adjudication trajectory could turn out to settle more quickly than we expect. To the degree that the seasoning of our larger portfolio places more cases—and especially larger cases—at a point in their litigation life cycles where meaningful settlements could occur, we could end up with greater realizations sooner, and with a shorter WAL on the concluded portfolio, than would otherwise be the case. Timing of realizations remains one of the most difficult aspects of our business to forecast.

Portfolio returns

As of December 31, 2020, concluded assets in the Burford only balance sheet capital provision-direct portfolio had generated, on a cumulative basis, an ROIC of 92% and an IRR of 30% since our inception.

Capital provision-direct Cumulative returns since inception from concluded (fully and partially) portfolio Burford balance sheet only

We do not believe it makes sense to exclude our highest-returning assets from our return metrics in a business where we are currently originating new assets with the potential to generate outsized returns. Nonetheless, we have in the past provided our returns data excluding our Petersen realizations; at December 31, 2020, excluding proceeds from our sales of Petersen participations, our capital provision-direct ROIC would have been 65% and our IRR 24% instead of an ROIC of 92% and an IRR of 30%.

We do not consider cases to be concluded (and therefore part of these concluded return statistics) until there is no longer any litigation risk remaining. Our concluded return statistics are not intended to mirror our IFRS reporting; we do not include fair value in our returns, either positive or negative. That will result in these return numbers not

a

Burford Capital Annual Report 2020 43

Financial and operational review
continued

including the impact of positive developments until matters conclude, and it will also result in these numbers not including the impact of negative developments while matters remain pending. At December 31, 2019, we had three assets in our Burford balance sheet capital-provision direct portfolio which were still ongoing (because the litigation had not run its course), yet we had written them off completely under our fair value policy for IFRS financial statement purposes because events in the cases have been unfavorable. During 2020, two such assets that we had previously written off, with a deployed cost of $15 million, concluded and so became a realized loss and are now included in our aggregate concluded case return statistics. Favorable case developments on the third asset caused a positive fair value adjustment, so that it is no longer fully written off. Therefore, at December 31, 2020, we had no Burford only capital provision assets that have not concluded but are fully written off.

a

44 Burford Capital Annual Report 2020

Financial and operational review
continued

Summary of capital provision-direct portfolio

On our website, we provide a table with details on every asset (concluded and ongoing) that we have funded in our capital provision-direct portfolio over our history. The updated table as of December 31, 2020, will be posted on the website at the time of release of this report. Set forth below is a table with a summary by vintage of every asset that we have funded in our capital provision-direct portfolio on Burford’s balance sheet over our history.

Capital provision-direct assets
Burford balance sheet only as of December 31, 2020

	Number of	Commitment	Deployed	Recovered	Concluded (fully and partially)
($ in millions)	assets	amount(1), (2)	costs(1)	proceeds(1)	ROIC	IRR	WAL – D(3)	WAL – R(3)
Concluded	3	12	12	40	251%	32%	3.3	4.8
Partial realized - concluded	—	—	—	—
Partial realized - ongoing	—	—	—	—
Ongoing	—	—	—	—
2009 Total	3	12	12	40

Concluded	14	95	81	183	125%	21%	3.0	4.5
Partial realized - concluded	—	—	—	—
Partial realized - ongoing	—	—	—	—
Ongoing	2	23	23	—
2010 Total	16	118	104	183

Concluded	12	107	79	78	(2)%	—%	3.5	2.5
Partial realized - concluded	—	—	—	—
Partial realized - ongoing	—	—	—	—
Ongoing	2	16	16	—
2011 Total	14	123	95	78

Concluded	9	64	57	116	103%	41%	2.3	2.1
Partial realized - concluded	—	—	—	—
Partial realized - ongoing	—	—	—	—
Ongoing	—	—	—	—
2012 Total	9	64	57	116

Concluded	9	22	21	26	34%	19%	1.8	2.0
Partial realized - concluded	—	5	5	8
Partial realized - ongoing	2	3	1	—
Ongoing	1	11	10	—
2013 Total	12	41	37	34

Concluded	15	85	63	98	64%	32%	1.7	1.8
Partial realized - concluded	—	12	12	24
Partial realized - ongoing	4	38	27	—
Ongoing	4	30	27	—
2014 Total	23	165	129	122
(1)	Amounts in currencies other than US dollars are reported in this table at the foreign exchange rate in effect at the time of the historical transaction, i.e. when the commitment or deployment was made or when proceeds were recovered. Amounts related to those transactions (such as current unfunded commitments or current deployed costs) reflected elsewhere in this “Financial and operational review” or in the Financial Statements may be reported based on the current foreign exchange rate and, therefore, may differ from the amounts in this table.
(2)	A portion of some ongoing assets’ unfunded commitments are no longer an obligation. This table presents an asset's gross commitments, so it does not show a reduction in commitment for the portion that is no longer an obligation. This will result in a difference when compared to undrawn commitments in note 29 of the consolidated financial statements.
(3)	WAL of the vintage weighted by deployments and is inclusive of concluded and partially concluded assets in each vintage.
(4)	WAL of the vintage weighted by recoveries and is inclusive of concluded and partially concluded assets in each vintage.

a

Burford Capital Annual Report 2020 45

Financial and operational review
continued

Capital provision-direct assets
Burford balance sheet only (continued)

	Number of	Commitment	Deployed	Recovered	Concluded (fully and partially)
($ in millions)	assets	amount(1) (2)	costs(1)	proceeds(1)	ROIC	IRR	WAL – D(3)	WAL – R(4)
Concluded	14	101	78	97	285%	142%	1.4	2.7
Partial realized - concluded	—	12	11	246
Partial realized - ongoing	4	43	21	—
Ongoing	2	105	59	—
2015 Total	20	261	169	343

Concluded	9	181	179	251	36%	18%	1.7	1.9
Partial realized - concluded	—	22	22	22
Partial realized - ongoing	9	186	51	—
Ongoing	8	93	61	—
2016 Total	26	482	313	273

Concluded	6	73	70	110	55%	43%	1.0	1.5
Partial realized - concluded	—	30	29	44
Partial realized - ongoing	4	132	109	—
Ongoing	15	293	107	—
2017 Total	25	528	315	154

Concluded	4	15	15	23	48%	36%	1.2	1.3
Partial realized - concluded	—	23	21	31
Partial realized - ongoing	10	124	89	—
Ongoing	25	244	108	—
2018 Total	39	406	233	54

Concluded	9	77	72	190	163%	171%	0.7	0.8
Partial realized - concluded	—	4	4	10
Partial realized - ongoing	7	111	74	—
Ongoing	31	262	60	—
2019 Total	47	454	210	200

Concluded	—	—	—	—
Partial realized - concluded	—	—	—	—
Partial realized - ongoing	—	—	—	—
Ongoing	29	245	101	—
2020 Total	29	245	101	—

Overall total
Concluded	104	832	727	1,212
Partial realization – concluded portion(5)	40	108	104	385
Total capital provision-direct concluded portion	144	940	831	1,597	92%	30%	1.9	2.3
Partial realization – ongoing portion(5)	40	637	372
Ongoing	119	1,322	572
Total capital provision-direct ongoing portion	159	1,959	944
Total capital provision-direct	263	2,899	1,775	1,597
(5)	As of December 31, 2020, there are 40 capital provision assets with partial realizations. We repeat the number with partial realizations in total capital provision-direct concluded and total capital provision-direct ongoing

a

46 Burford Capital Annual Report 2020

Financial and operational review
continued

Details on our portfolio

The following chart shows the assets in our capital provision-direct portfolio grouped by structure. The total amounts shown in the table below correspond to amounts presented for capital provision-direct assets in the “Current Portfolio — Group-wide” table above. See the Portfolio data reconciliation on page 77 of the “Data reconciliation” section for a reconciliation of our current portfolio on an IFRS consolidated basis to the calculation on a Group-wide basis.

Total Group-wide capital provision-direct portfolio (funded cost + unrealized gain + undrawn commitment) by structure

				Group-wide
As of December 31, 2020 ($ in millions)	Burford only	Other funds	BOF-C	total
Single	758	195	113	1,066
Portfolio	2,038	575	287	2,900
Legal risk	90	21	6	117
Total	2,886	791	406	4,083

We classify cases by the jurisdiction in which they are pending (or, for arbitration, “seated” in the jurisdiction that establishes the court regime and supervises the underlying arbitration) regardless of the nationality of the parties, and in the case of multinational matters we classify them based on their predominant connection, if one can be discerned. When we have matters that defy such categorization, we have classified them as “global”. The following chart shows a breakdown of Group-wide commitments by geography as of December 31, 2020. The Group-wide commitments shown below include capital provision-direct deployed cost of $1.5 billion and undrawn commitments of $1.6 billion, which amount to $3.1 billion; these amounts do not include unrealized gains. These amounts correspond to amounts presented in the “Current Portfolio — Group-wide” table above. See the Portfolio data reconciliation on page 77 of the “Data reconciliation” section for a conciliation of our current portfolio on an IFRS consolidated basis to the calculation on a Group-wide basis.

Group-wide capital provision-direct commitments* by geography
At December 31, 2020
($ in millions)

Geography	Commitments*	%
North America	1,303	43%
Europe	874	28%
Global	697	23%
Asia	146	5%
South America	25	1%
Africa	19	0%
Total	3,064	100%
*	Commitments include deployed cost and undrawn commitments.

Although our business is global, the bulk of our commitments (and, correspondingly, our deployments and realizations) are denominated in US dollars. The following chart shows a breakdown of Group-wide commitments by currency as of December 31, 2020. The Group-wide commitments shown below include deployed cost and undrawn commitments but do not include unrealized gains. See the Portfolio data reconciliation on page 77 of the “Data reconciliation” section for a reconciliation of our current portfolio on an IFRS consolidated basis to the calculation on a Group-wide basis.

Group-wide capital provision-direct commitments* by currency
At December 31, 2020
($ in millions)

Currency	Commitments*	%
USD	2,270	74%
EUR	455	15%
GBP	270	9%
AUD	69	2%
Total	3,064	100%
*	Commitments include deployed cost and undrawn commitments.

a

Burford Capital Annual Report 2020 47

Financial and operational review
continued

These charts do not capture all of the currency risk to which the business is subject and are not intended to do so; they merely show the currency in which our capital provision-direct commitments are written. While generally our returns are computed based on that contractual currency (so that if we advance US dollars we are entitled to be repaid in US dollars), the underlying litigation may expose us to currency risk. For example, if we finance an arbitration claim in which the underlying damages will be assessed by the tribunal in local currency and if that currency devalues against the US dollar during the course of our investment, our share of the underlying recovery would be worth less in US dollars (and we do not generally hedge that risk because of the uncertainty both of outcome and timing of the underlying adjudication). However, we are often entitled to recover our principal in the contractual currency regardless of underlying currency movements, so while the currency movement could reduce (or increase) our profits, it would be less likely to affect the recovery of our US dollar principal.

The Group-wide capital provision-direct portfolio encompasses 14 case types across 26 industries (as classified by the Standard Industrial Classification).

Group-wide capital provision-direct commitments* by case type
At December 31, 2020
($ in millions)

Case Type	Commitments*	%
Mixed Portfolio	840	27%
Antitrust	558	18%
IP	365	12%
Arbitration	333	11%
Asset Recovery	258	9%
Contract	244	8%
Securities	169	6%
Business Torts	101	3%
Bankruptcy/Insolvency	99	3%
Other	38	1%
Tort	23	1%
Regulatory	20	1%
Treaty Claim	6	0%
Federal Statutory	5	0%
Other - Litigation	5	0%
Total	3,064	100%
*	Commitments include deployed cost and undrawn commitments.

a

48 Burford Capital Annual Report 2020

Financial and operational review
continued

Group-wide capital provision-direct commitments* by industry
At December 31, 2020
($ in millions)

Industry	Commitments*	%
Mixed	1,106	36%
Diversified financials	215	7%
Food, beverage & tobacco	214	7%
Utilities	180	6%
Capital goods	170	6%
Pharma, biotech & life sciences	152	5%
Banks	130	4%
Energy	127	4%
Software & services	122	4%
Materials	99	3%
Technology, hardware & equipment	96	3%
Legal services	80	3%
Information technology	60	2%
Insurance	50	2%
Automobiles & components	45	2%
Health care providers & services	45	1%
Real estate	32	1%
Media & entertainment	31	1%
Consumer services	27	1%
Transportation	17	1%
Telecommunication services	15	1%
Health care equipment & services	13	0%
Food & staples retailing	13	0%
Household & personal products	10	0%
Semiconductors & semiconductor equipment	8	0%
Consumer durables & apparel	7	0%
Total	3,064	100%
*	Commitments include deployed cost and undrawn commitments.

Of our Group-wide commitments at December 31, 2020, corporate clients account for 57% of such commitments, law firms account for 41% of such commitments, and other clients account for the remaining 2% of such commitments.

The claims underlying our legal finance assets are generally diverse, as are our relationships with corporate and law firm clients. Our largest commitment to a single corporate client accounted for 4% of our Group-wide commitments (3% Burford only). Our largest relationship with a single law firm consists of (i) financing arrangements between us and the firm, where the firm seeks to monetize the risk that the firm has taken with some of its clients (ii) direct financing arrangements with counterparties that elect to hire the firm where our financing funds the law firm’s legal fees and (iii) direct financing arrangements with counterparties that have hired the firm but where our financing is used for other corporate purposes than for funding the firm’s fees. This law firm is one of the 50 largest law firms in the United States based on revenue according to The American Lawyer, with more than 500 lawyers and more than 20 offices around the world. As of December 31, 2020, our portfolio of matters with the law firm included over 40 different litigation matters handled by more than 50 different partners in 12 different offices. Taken together, these arrangements accounted for approximately 12% of our Group-wide commitments (11% Burford only) as of December 31, 2020 (2019: 13% Group-wide, 14% Burford only). Financing arrangements between us and this law firm represented approximately 16% of our consolidated total income (16% Burford only total income) for the year ended December 31, 2020 (2019: 1% consolidated, 1% Burford only), while direct financing arrangements with counterparties where the funds are used to pay the law firm’s fees did not contribute to total income on either a consolidated or Burford only basis in 2020 (nor in 2019). In both 2020 and 2019, we did have additional income beyond these amounts from assets where this law firm is acting as counsel, but the law firm is neither our financing counterparty nor is our financing being used to fund their fees.

a

Burford Capital Annual Report 2020 49

Financial and operational review
continued

As of December 31, 2020, our capital provision-direct portfolio on Burford’s balance sheet included 159 different assets. The portfolio does include certain related exposures where we have financed different clients relative to the same or very similar claims, such that outcomes on these related exposures are likely to be correlated. At December 31, 2020, our five largest related groups of exposures were:

Largest balance sheet capital provision-direct related exposures
					Burford	Balance sheet: %
				Group-wide	balance sheet	of total capital
				deployed	only deployed	provision- direct
	Geography of	Number of	Number of	cost	cost	portfolio
Case type	jurisdiction	assets	cases	$ in millions	$ in millions	deployed cost
Antitrust	North America	6	19	197	83	9%
Arbitration	Europe	1	2	94	70	7%
Contract	North America	4	2	81	41	4%
Antitrust	Europe	3	12	62	52	5%
Antitrust	North America	6	1	54	42	4%

Capital provision-indirect portfolio

We began deploying capital in our capital provision-indirect portfolio in 2017. Through December 31, 2020 we have originated 18 assets in this portfolio of which 14 have concluded including five assets concluded after the onset of the Covid-19 pandemic in March 2020. The concluded assets (without regard to allocation between the balance sheet and the Strategic Value fund) in total have generated an overall ROIC of 7% and an IRR of 11%. On that basis, assets concluded before the Covid-19 pandemic achieved a combined IRR of 17% while those concluded after the pandemic produced a combined IRR of 3%. These lower returns during the pandemic reflect a strategic choice by Burford to derisk this portfolio in light of global financial uncertainty, turbulent market conditions and uncertain judicial speed and engagement. Because of the shorter weighted average lives and lower risk of these assets, ROICs will generally be lower than traditional litigation finance assets. In addition to direct investment returns, Burford earns management and performance fees from these assets, increasing the Burford-only balance sheet’s total returns from this portfolio.

The current market environment has not been conducive to relevant merger and acquisition activity, which is the source of the primary strategy we have been employing in the Strategic Value fund that underlies the capital provision-indirect portfolio. As a consequence, since the pandemic began and consistent with feedback from our fund LPs, we have prioritized resolving cases and returning capital. We have not deployed capital into any new assets in this portfolio and would not expect to do so in the near term, although we continue to explore new opportunities.

a

50 Burford Capital Annual Report 2020

Financial and operational review
continued

A summary by vintage of the concluded performance data on our capital provision-indirect portfolio appears below. A table with details on every asset that we have funded in our capital provision-indirect portfolio over our history as of December 31, 2020, is posted on our website.

At December 31, 2020	Number of	Total	Total	Total
($ in millions) (includes hedging)	assets	commitments	deployed	recovered	ROIC	IRR	WAL*	Final life*
2017
Concluded - pre pandemic	6	362	362	392	8%	12%	0.7	1.3
Concluded - during pandemic	1	49	49	56	15%	16%	1.0	2.8
2017 vintage total	7	411	411	448	8%	13%	0.8	1.5

2018
Concluded - pre pandemic	2	130	130	149	14%	46%	0.4	0.4
Concluded - during pandemic	2	147	147	152	4%	3%	1.4	1.8
2018 Vintage total - concluded	4	277	277	301	9%	12%	0.9	1.1
Ongoing**	3	174	174	96
2018 Vintage total	7	451	451	397

2019
Concluded - pre pandemic	1	65	65	68	4%	44%	0.1	0.2
Concluded - during pandemic	2	117	117	111	(5)%	(9)%	0.6	0.7
2019 Vintage total - concluded	3	182	182	179	(1)%	(4)%	0.4	0.5
Ongoing**	1	118	118	118
2019 vintage total	4	300	300	298

Total concluded - pre pandemic	9	558	558	610	9%	17%	0.6	1.0
Total concluded - during pandemic	5	312	312	319	2%	3%	1.0	1.5
Total concluded	14	870	870	929	7%	11%	0.7	1.2
Recoveries above deployments				59
Total ongoing**	4	292	292	214
Ongoing assets: deployments less recoveries to date				78
Total	18	1,162	1,162	1,143
*	WAL and final life are weighted by recoveries. Final life represents the time to conclusion of the matter, while WAL reflects the average time to receipt of recovered proceeds.
**	Capital provision-indirect ongoing investments may receive prepayments while the case is ongoing hence generating proceeds on investments that are classified as ongoing.

Both the cash flows and the accounting for investments in our capital provision-indirect portfolio are complex, and the accounting tends to generate losses first and then gains later. On a cash basis, we often receive significant amounts of our invested capital back before the matter concludes, derisking the asset and enhancing our IRRs. As an accounting matter, because we typically hedge our positions to remove market risk (all we are trying to take is litigation risk), when we have an outstanding asset, both sides of the hedge flow through unrealized gains, but netting is not permitted so we show both unrealized gains and unrealized losses. However, once our traded Level 1 asset becomes a Level 3 asset as it proceeds to litigation, the gain/loss on the hedge is then realized even though the asset is not concluded but any gain/loss on the long position remains in unrealized gains. Only when the asset concludes will the gain/loss on the long move to realized gains/losses. As a result of this accounting approach, we regularly have mismatches between realized and unrealized gains and losses, and the bulk of our reported income relates to concluded matters as opposed to ongoing ones.

a

Burford Capital Annual Report 2020 51

Financial and operational review
continued

Commitments

We build our business by, first, making commitments to fund legal finance assets, which in turn generate deployments of our capital, followed sometime later by a realization of our capital (through settlements, judgments or sales of our entitlement) and the return on it. Our origination and underwriting teams focus on generating commitments to our clients since these commitments are what will give rise to our capital provision assets, both in our funds and on our balance sheet.

Although new commitments fell sharply during the first half of 2020 due to the pandemic and our conscious decision to reduce new business levels given macro uncertainty, commitments rebounded in the second half of the year to levels closer to those of the second half of 2019.

Group-wide commitments by type entered into during the year

								Group-
								wide
($ in millions)		Burford only		Other funds		BOF-C		total
Capital provision-direct	2020	335	59%	75	13%	159	28%	569
	2019	530	55%	229	24%	196	21%	955
Capital provision-indirect*	2020	26	72%	10	28%	-	0%	36
	2019	196	61%	123	39%	-	0%	319
Post-settlement	2020	-	0%	153	100%	-	0%	153
	2019	-	0%	299	100%	-	0%	299
Total	2020	361	48%	238	31%	159	21%	758
	2019	726	46%	651	41%	196	13%	1,573
*	Includes commitments for hedging-related assets.

Capital provision-direct

Capital provision-direct new commitments Group-wide ($ in millions)

New commitment volumes were down significantly during 1H 2020 compared to the first half of 2019 and several years prior because of the Covid-19 pandemic and its impact on the market environment. As the pandemic hit, many of our

a

52 Burford Capital Annual Report 2020

Financial and operational review
continued

law firm and corporate clients were focused on the immediate tasks of shifting to a work-from-home environment and focusing on immediate operating issues; considering new financing opportunities took a back seat to more pressing day-to-day issues. At the same time, we were cautious in assessing both cases and counterparties, since the impact of the pandemic on legal processes, court operations and counterparty creditworthiness was unclear. The net result was a “pause” in commitment volumes during 1H 2020 in our capital provision-direct portfolio and in our post-settlement activity. New commitments volumes largely recovered during 2H 2020; although the pandemic still impacted law firm, corporate and legal system operations, both clients and the courts generally adapted to the environment and demand for our capital provision-direct and post-settlement financing rebounded. During 2H 2020, our annualized volume of new capital provision-direct commitments was 95% of our full year 2019 volume on a Group-wide basis (105% on a Burford balance-sheet only basis).

BOF (our current core litigation finance fund) and BOF-C (our arrangement with the SWF), both put in place in December 2018, allow the balance sheet to increase its returns without having to advance every dollar of capital. Given the attractive economics of these third-party funding structures, especially the BOF-C arrangement where we receive 60% of investment profits while investing 33% of the investment capital, we believe that our Burford only profitability will ultimately be higher despite the lower level of balance sheet commitments.

Beginning in December 2018, we began allocating new eligible legal finance assets 42% to the balance sheet, 33% to BOF-C and 25% to BOF. Investors may notice in the case-specific data some deviation from this investment allocation policy. The reason for any deviation is generally because certain categories of legal finance assets are excluded from BOF-C’s participation for comity reasons, and when an exclusion applies, assets are instead allocated 63% to the balance sheet and 37% to BOF. From time to time other deviations may also occur among the three capital sources due to risk limits, historical participation in a prior transaction, concentration limits or other objective factors.

Late in 2020, BOF became fully committed to fund assets. From that point, BOF may only take on new commitments to the degree that it has recycled capital from recoveries on prior deployed assets. With BOF fully committed, BOF-C has agreed to increase its participation in each eligible transaction from 33% to 50%; as a consequence, the effective portion of commitment by Burford’s balance sheet will rise from 42% to 50% on these transactions.

Capital provision-indirect

When we raised the Strategic Value fund in June 2017, it closed with $500 million in investor commitments, including a $150 million commitment from the Burford balance sheet. The Strategic Value fund structure allows limited partners to opt in or out of each specific investment, and we are able to scale the balance sheet participation to absorb some of any opt-outs if desired. In addition to our original commitment, we have the opportunity to take investment overages when available, which we have exercised. Burford’s balance sheet remains the largest investor in the fund, with $43 million invested at December 31, 2020, out of total fund capital provision assets on that date of $85 million.

The market environment had an even greater impact on our capital provision-indirect portfolio, where new commitments are driven by certain types of merger and acquisition activity, which has slowed dramatically. Therefore, we made no new capital provision-indirect commitments (other than for hedging positions) during 2020.

As noted elsewhere, in the strategy that we conduct in the Strategic Value fund that presently comprises the entirety of the capital provision-indirect portfolio, we typically hedge away market risk. The margin we are required to post against those hedges is included in the due from brokers line in our consolidated statement of financial position; it does not run through the capital provision assets line on the balance sheet. Prior to 2019, we had not included margin cash flows in our commitments, deployments or realizations from these assets. Beginning in 2019, we now include those margin cash flows in these statistics for our capital provision-indirect assets to more accurately represent the cash flows in that strategy. Those margin cash flows were not included in Burford’s prior reporting; we have adjusted the commitments, deployments and realizations statistics in this “Financial and operational review” to reflect hedging-related assets for 2018 and 2017. The impact of these hedging-related assets on these statistics can be seen from the charts below.

a

Burford Capital Annual Report 2020 53

Financial and operational review
continued

Hedge/margin realizations/proceeds ($ in millions)	Hedge/margin commitments/deployments ($ in millions)

Annualized commitment data is supplemental financial information that we do not calculate or present on a Consolidated basis.

Deployments

The table below sets forth our Group-wide deployments for the year ended December 31, 2020.

Group-wide deployments by type

								Group-wide
($ in millions)		Burford only		Other funds		BOF-C		Total
Capital provision-direct	2020	225	61%	73	20%	70	19%	368
	2019	269	54%	156	31%	76	15%	501
Capital provision-indirect*	2020	27	73%	10	27%	-	0%	37
	2019	196	61%	123	39%	-	0%	319
Post-settlement	2020	-	0%	190	100%	-	0%	190
	2019	-	0%	254	100%	-	0%	254
Total	2020	252	42%	273	46%	70	12%	595
	2019	465	43%	533	50%	76	7%	1,074
*	includes deployments for hedging-related assets

a

54 Burford Capital Annual Report 2020

Financial and operational review
continued

Capital provision-direct

Capital provision-direct new deployments Group-wide ($ in millions)

Deployments on new commitments in our Burford balance sheet only capital provision-direct portfolio were down significantly at $22 million in 1H 2020 compared to the prior year period in light of Covid-19 and the delays in court processes. During 2H 2020, however, we saw improvement in deployments, leading to $106 million in deployments on new commitments on Burford’s balance sheet during 2H 2020. Throughout the year, we continued to deploy on prior balance sheet undrawn commitments ($97 million in deployments during 2020) which supported our overall deployment numbers. In total, we deployed $225 million to capital provision-direct assets on Burford’s balance sheet during 2020, down only 16% from 2019, despite the pandemic impact. Notably, our annualized 2H 2020 balance sheet deployments were 17% higher than for the full year 2019.

Capital provision-indirect

In our capital provision-indirect portfolio, the only amounts deployed during 2020 were to fund hedging positions; we did not deploy capital into any new assets during this period. These hedging deployments are supplemental financial information that we do not calculate or present on a consolidated basis.

For further information on how data in this Deployments section is related to data in the financial statement’s notes, see Deployments Data Reconciliation on page 78 of the “Data reconciliation” section.

Realizations

We consider a legal finance asset to be concluded where there is no longer any litigation risk remaining, generally because of an agreed settlement or a final judgment. Upon conclusion, we record the legal finance asset, including both capital and return, as having been realized. At that point, we book the amount due to us for our capital and return as either cash or a due from settlement receivable. Cash from realizations during the year net of any change in due from settlement receivables comprises our cash proceeds for the period.

a

Burford Capital Annual Report 2020 55

Financial and operational review
continued

Group-wide realizations by type
At December 31, 2020
($ in millions)

								Group-wide
($ in millions)		Burford only		Other funds		BOF-C		Total
Capital provision-direct	2020	337	55%	265	44%	6	1%	608
	2019	228	64%	105	30%	21	6%	354
Capital provision-indirect*	2020	172	77%	51	23%	-	0%	223
	2019	233	55%	190	45%	-	0%	423
Post-settlement	2020	-	0%	168	100%	-	0%	168
	2019	-	0%	250	100%	-	0%	250
Total	2020	509	51%	484	48%	6	1%	999
	2019	461	45%	545	53%	21	2%	1,027
*	Includes realizations from hedging positions

Capital provision-direct realizations – Group-wide ($ in millions)

During 2020, Burford saw a significant increase in capital provision-direct realizations, with $608 million realized Group-wide across 51 different assets, up 72% from $354 million in 2019. In particular, the large set of ten related assets reached favorable adjudication outcomes, resulting in $425 million in Group-wide realizations ($267 million for Burford balance sheet only) during 2020 and $281 million of realized gains Group-wide ($172 million for Burford balance sheet only).

Since inception, from our capital provision-direct assets on our balance sheet, we have generated $1.6 billion in realizations from concluded or partially concluded assets, which had a deployed cost of $831 million, yielding $766 million in realized gains, while we currently have $944 million (at original exchange rates) in capital deployed in ongoing assets.

a

56 Burford Capital Annual Report 2020

Financial and operational review
continued

Capital provision-direct realizations by vintage as of December 31, 2020 Burford balance sheet only ($ in millions)

Prior to 2020, we had only seen modest levels of realizations from our more recent vintages (2017 and later). However, as these vintages have begun to season, realizations have accelerated, with the 2020 realizations adding meaningfully to the realizations from these more recent vintages. Given the large size of these vintages as measured by ongoing deployed cost, we would expect to continue to see significant realizations from them over the longer term.

Despite this longer-term optimism, we continue to caution that we would expect timing of realizations to be uncertain and “lumpy”. To this point, both 2H 2020 and 2H 2019 were slow periods for realizations, while 1H 2020 saw considerably greater levels of realizations. As we have long made clear, we can neither predict nor control the timing of the generation of litigation returns. We finance large, complex commercial claims. Our realizations come from their resolution. There is no “normal” for such claims; they are inherently idiosyncratic. We have had cases resolve in less than a week, and we have matters from 2010 still going strong. That is the opportunity in our business, and it is why we are able to generate the returns we have historically delivered.

Note that we continue to have a small number of ongoing assets in our older vintages. Although we may have taken fair value adjustments on these older ongoing assets, it is not surprising that they are still ongoing since we do not conclude our assets until there is no longer any litigation risk remaining and adjudications can take a long time. Some of these longer dated assets may turn out to be successes. Others could be losses. We will not know until legal activity concludes.

Realized gains and losses

During 2020, realized gains on capital provision assets on Burford’s balance sheet increased by 41% compared to 2019 and were at markedly higher levels than in prior years as well. Almost all of the realized gains during 2020 came from the capital provision-direct portfolio.

a

Burford Capital Annual Report 2020 57

Financial and operational review
continued

Capital provision realized gains Burford balance sheet only ($ in millions)

Burford posted $20 million in realized losses on cases concluded during 2020. As a percentage of average capital provision-direct assets at cost during the year, that represented 2.2%, in line with our recent historical experience. A substantial portion ($14 million) of the 2020 realized losses arose from a single asset from the 2011 vintage, which finally concluded in 2020 when legal activity on the matter ended. We had written this asset off for fair value purposes in 2016.

Capital provision-direct realized losses as a % of average portfolio at cost Burford balance sheet only (%)

a

58 Burford Capital Annual Report 2020

Financial and operational review
continued

Capital provision-indirect

As noted previously, despite a challenging market environment, we concluded five of our outstanding nine capital provision-indirect assets during 2020, representing $206 million or 71% of the carrying value of the Group-wide capital provision-indirect portfolio at December 31, 2019. One of these realizations was a 2017 vintage asset, two was from the 2018 vintage and two were from the 2019 vintage, demonstrating that while some assets in this strategy take time to resolve, others are realized relatively quickly, leading to the relatively short overall WAL of this portfolio.

For further information on how data in this Realizations section is related to data in the financial statements notes, see Realizations Data Reconciliation on page 78 of the “Data reconciliation” section.

Due from settlement receivables

When the underlying case has been concluded and a legal finance asset has been realized, we book the amount due to us for our capital and return as a due-from-settlement receivable. In a substantial majority of situations, we are due cash and our receivable is typically paid within the reporting period. In a small number of cases (typically where our client does not receive cash for the settlement or judgment), we receive non-cash consideration, such as stock or some form of debt such as a mortgage or a loan.

Notably, only 1% of our cash receivables have taken longer than one year to pay, and less than 1% of our cash receivables and non-cash consideration have ever needed to be written off.

Capital provision-direct cash proceeds received

Burford balance sheet only

From concluded (fully and partially) assets since inception as of December 31, 2020*

*
Methodology has been changed for this chart from presentation in Annual Report 2019 to include partial payments on receivables in the periods actually received rather than at the time of final payment on the receivable.

a

Burford Capital Annual Report 2020 59

Financial and operational review
continued

Capital provision-indirect

Burford balance sheet only

For concluded (fully and partially) assets since inception as of December 31, 2020

($ in millions)	Realizations	% Realization
Cash receivables
Paid within the same annual period	641	100%
Paid within 30 days of period end	2	0%
	643

As of December 31, 2020, outstanding due from settlement receivables on Burford’s balance sheet were $31 million (2019: $19 million), of which $27 million had been outstanding at June 30, 2020. There were no non-cash due-from settlement assets on the Burford only balance sheet at December 31, 2020. Note that, at June 30, 2020, Burford’s outstanding due from settlement receivables were $281 million, an amount that was larger than normal because a number of capital provision-direct assets were realized during 1H 2020 but the amounts due to Burford for those assets had not yet been collected. Of those due from settlement receivables, $254 million were collected as cash during 2H 2020.

As due from settlement receivables are collected, they generate cash proceeds for us.

*
Capital provision due from settlements 2018 to 2020* Burford balance sheet only ($ in millions)
* Excludes hedging assets and certain other adjustments

Fair value

We hold legal finance assets at initial fair value, which is equivalent to deployed funded cost, until there is some objective event in the underlying litigation that would cause a change in value, whereupon we are required under IFRS to reflect the impact (up or down) of that objective event through a fair value adjustment.

We estimate fair values based on the specifics of each asset and the fair value will typically change upon an asset having a return entitlement or progressing in a manner that, in our judgment, would result in a third-party being prepared to pay an amount different from the original sum invested for our rights in connection with the asset.

a

60 Burford Capital Annual Report 2020

Financial and operational review
continued

Positive, material progression of an asset will give rise to an increase in fair value while adverse outcomes give rise to a reduction. The quantum of change depends on the potential future stages of asset progression. The consequent effect when an adjustment is made is that the fair value of an asset with few remaining stages is adjusted closer to its predicted final outcome than one with many remaining stages. In litigation matters, before a judgment is entered following trial or other adjudication, the key stages of any matter and their impact on fair value is substantially case specific but may include the motion to dismiss and the summary judgment stages. Following adjudication, appeals proceedings provide further opportunities to re-assess the fair value of an asset.

The estimation of fair value is inherently uncertain. Awards and settlements are hard to predict and often have a wide range of possible outcomes. Furthermore, there is much unpredictability in the actions of courts and litigants because of the large number of variables involved and consequent difficulty of predictive analysis. In addition, there is little activity in transacting assets and hence little relevant data for benchmarking the effect of asset progression on fair value, although the existence of our secondary market sales is a valuation input.

Applicable accounting standards

We are required to account for our investments pursuant to IFRS 9 — Financial Instruments and have done so since our early adoption of the standard in 2012. The relevant standards provide:

IAS 32 — Financial Instruments: Presentation defines a financial asset as any asset that is a contractual right to receive cash or another financial asset from another entity. The ability to exercise a contractual right may be absolute, or it may be contingent on the occurrence of a future event. Our investments generally fall within the definition of a financial asset.

IFRS 9 — Financial Instruments requires financial assets to be carried at (i) amortized cost, (ii) fair value through other comprehensive income or (iii) fair value through profit or loss. However, the first two of those three options require that the contractual terms must give rise on specified dates to cash flows that are solely the payments of principal and interest on the principal amount outstanding. Our assets generally do not meet this condition and accordingly they are required to be measured at fair value through profit or loss.

Fair value process

Each of our assets has a Burford professional in the Underwriting team who “owns” the asset. That owner monitors the asset on an ongoing basis and provides monthly commentary about developments as part of a global reporting framework that is supplied to senior management. A full confidential report on the status of each asset is prepared each quarter and provided to senior management and the Board along with overall portfolio and risk reporting. At each half-year, asset developments that could give rise to valuation changes are also flagged at the management level and rolled up for consideration by senior management and ultimately by our Valuation Committee pursuant to our valuation policy. Our Valuation Committee consists of the Chief Executive Officer, Chief Investment Officer, Deputy Chief Investment Officer, Chief Financial Officer, Co-Chief Operating Officer and the Managing Director responsible for portfolio oversight. The entire valuation process is overseen by the Audit Committee.

Valuation policy

We operate under a valuation policy that relies on objective events to drive valuation changes. For the vast majority of our legal finance assets, the objective events considered under the fair value policy (which is in line with IFRS 13 — Fair Value Measurements) relate to the litigation process. When the objective event in question is a court ruling, Burford discounts the potential impact of that ruling commensurate with the remaining litigation risk. Our policy assigns valuation changes in fixed ranges based on, among other things:

▪	A significant positive ruling or other objective event but where there is not yet a trial court judgment
▪	A favorable trial court judgment
▪	A favorable judgment on the first appeal
▪	The exhaustion of as-of-right appeals
▪	In arbitration cases, where there are limited opportunities for appeal, issuance of a tribunal award and an objective negative event at various stages in a litigation

a

Burford Capital Annual Report 2020 61

Financial and operational review
continued

In a small number of instances, we have the benefit of a secondary sale of a portion of an asset. When that occurs, we factor the market evidence into our valuation process; the more robust the market testing of value is, the more weight we accord to the market price.

Management considers the above policy as the most appropriate way to estimate the fair value of capital provision assets, which is supported by an established historical track record of how the fair value of individual assets have trended, with both positive and negative developments, through to the conclusion of the asset. While the fair value of individual assets may vary significantly from one period to the next, the valuation policy has been consistent, and consistently applied, through the applicable periods.

At December 31, 2020, if the valuation of capital provision assets had been 10% higher or lower than provided for in the Group’s fair value estimation, while all other variables remained constant, the Group’s income and net assets both would have increased or decreased, respectively by $191 million.

Fair value data

For the vast majority of our legal finance assets, where fair value is based on objective events in the legal process, valuation changes have typically been both late in the life of the asset, as the legal process draws to a more certain conclusion, and modest in amount.

The chart below illustrates both of these points. This chart shows the cumulative fair value adjustment on average across our fully concluded capital provision-direct assets as a percentage of the ultimately realized value of the asset. What the chart shows is that, on average, our fair value adjustment was only 2% of the ultimately realized value five years before the time of realization, growing to 19% of realized amount on average one year prior to realization.

Timing and quantum of fair value changes of fully concluded capital provision-direct portfolio Burford balance sheet only* (%) FV mark as a % of ultimately realized asset
* Includes only fully concluded capital provision-direct assets that resulted in a realized profit

Further evidence of the reasonableness of our fair value approach can be found by examining how our fair value marks compared with realized amounts in our concluded capital provision-direct assets to date.

▪	22% of profit on successes previously taken as fair value gains
▪	58% of losses previously taken as fair value write-downs

a

62 Burford Capital Annual Report 2020

Financial and operational review
continued

Realized profits/(loss) of fully concluded capital provision-direct assets
Burford balance sheet only- inception through December 31, 2020

				FV mark
		Total		% of
		realized	Total	realized
		profit/	FV write	profits/	Number of
($ in millions)	Percent*	(loss)	up/(downs)	(loss)	assets
Profit > $1.0m	87%	570	126	22%	57
Losses > $1.0m	13%	(83)	(48)	58%	18
Results < $1.0m**	-	(1)	(2)	N/A	29

Total concluded	100%	486	76	16%	104
*	Dollar-weighted by gain or loss
**	These 29 assets had realized profits/(loss) and fair value write ups/downs of less than $1 million individually

Burford has had only two investments written up by more than $1 million that resulted in an eventual loss, though in one of those cases, the loss was less than 10% of our deployed cost.

However, this general approach to fair value has been altered by our YPF-related assets—our financing of the Petersen and Eton Park claims. We have sold 38.75% of our interest in the proceeds of the Petersen claim for $236 million in cash in a series of third-party transactions from 2016 to 2019. As those transactions have increased in size and number of participants, they have become increasingly relevant to the fair value of the YPF-related assets under the accounting standards, and they have obliged us to record meaningful amounts of unrealized gain given the significant acceleration in implied value from the transactions.

Our most recent sale of a portion of our proceeds of our Petersen entitlement in June 2019 was part of a $148 million placement to a number of institutional investors, of which we sold $100 million and other third-party holders sold the remaining portion. Given the size of this latest sale and the participation of a meaningful number of third-party institutional investors, we concluded that the significant input in valuing our YPF-assets at year-end 2019 was this market transaction. This does not imply that these assets will henceforth be carried based on trading in the secondary market for the Petersen interests. At December 31, 2020, we continue to carry the YPF-related assets (both Petersen and Eton Park combined) at the same carrying value ($773 million) as at December 31, 2019, though our cost basis did increase by $2 million to $41 million because of costs deployed on those assets during 2020, and therefore our unrealized gain on the YPF-related assets decreased by the same amount during 2020 to $732 million. Otherwise, we did not recognize any income on the YPF-related assets during 2020. During 2019, the capital provision income from the YPF-related assets was $188 million, consisting of realized gains relative to cost of $98 million, previous unrealized gains transferred to realized gains of $(78) million and fair value adjustment in the period of $168 million.

Our YPF-related assets have been successful as of December 31, 2020. From an investment on our balance sheet of less than $50 million, we have realized cash proceeds of $236 million and have assets on our books at December 31, 2020, with a fair value of $773 million representing in total over $1 billion in realized and unrealized value to date.

In order to protect client confidentiality and legal privilege, we cannot provide our fair value valuations on individual legal finance assets when not based on market transactions, nor can we provide data that would allow inference of those valuations.

The tables below set forth the proportion of unrealized gains contained in our balance sheet asset and illustrates that the bulk of these gains is related to our YPF-related assets. The first table below breaks down our historical fair value gains into “gross” and “net,” showing each year our total balance sheet fair value component and the division of the year’s movements into new unrealized gains and the reversal of prior years’ gains as matters turn into realized gains.

a

Burford Capital Annual Report 2020 63

Financial and operational review
continued

Unrealized gains on capital provision assets (direct and indirect) on Burford’s balance sheet

($ in millions)	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	Total
Unrealized gain as at January 1		4	8	18	41	60	82	169	352	590	776
FV adjustment in the period	4	8	10	29	18	40	100	233	315	265	129	1,151
Previous unrealized (gains)/ losses transferred to realized (gains)/losses	-	(4)	–	(6)	1	(18)	(13)	(50)	(77)	(79)	8	(238)
FV movement (net of transfers to realizations)	4	4	10	23	19	22	87	183	238	186	137	913
Unrealized gain as December 31*	4	8	18	41	60	82	169	352	590	776	913

*Historical unrealized gains/losses are translated using the respective period’s average exchange rate totaling $913 million since inception as shown in the table above; this differs from the $915 milion of unrealized fair value at December 31, 2020 as shown in Note 6 due to foreign exchange translation differences as the unrealized fair value is revalued each period using the period end spot exchange rate.

Since the beginning of 2015, YPF-related assets accounted for: $876 million in fair value adjustment, less $144 million in previous unrealized gains transferred to realizations, resulting in $732 million in fair value movement net of transfers.

Since inception, Burford’s balance sheet has generated realized gains on concluded and partially concluded capital provision direct assets, excluding YPF-related assets, of $537 million while previous unrealized gains corresponding to these realized assets were $83 million or 15% of the realized gain.

As illustrated in the table below, our current level of Burford balance sheet only capital provision-direct unrealized gains, excluding the YPF-related assets, remains modest at $183 million, or 17% of carrying value. It is worth noting, however, that this level of unrealized gains did increase from $38 million (4% of carrying value) at December 31, 2019. Such an increase is to be expected as the portfolio seasons and more assets move into the later stages of the litigation process, when unrealized gains are likely to occur.

At December 31, 2020, the $915 million of unrealized gain on total capital provision assets consisted of a net of $948 million of unrealized gains and $33 million of unrealized losses.

Summary of components of carrying value at December 31, 2020, Burford balance sheet only

	Deployed	Unrealized	Carrying
($ in millions)	cost	gain	value
Capital provision-direct:
YPF-related assets	41	732	773
Other assets	920	183	1,103
Total	961	915	1,876
Capital provision-indirect	43	—	43
Total capital provision assets	1,004	915	1,919

Summary of components of carrying value at December 31, 2019, Burford balance sheet only

	Deployed	Unrealized	Carrying
($ in millions)	cost	gain	value
Capital provision-direct:
YPF-related assets	39	734	773
Other assets	838	38	876
Total	877	772	1,649
Capital provision-indirect	181	4	185
Total capital provision assets	1,058	776	1,834

a

64 Burford Capital Annual Report 2020

Financial and operational review
continued

Asset management

Burford believes it is the largest asset manager focused on the legal finance sector with assets under management of $2.7 billion. At December 31, 2020, we managed eight funds, in addition to certain “sidecar” funds pertaining to specific assets. One of those funds, Partners I, realized upon its last investment during 2020 and has paid $6 million in performance fees pursuant to its European waterfall and has been wound down in early 2021. A sidecar is a pooled investment vehicle through which certain investors co-invest directly in specific assets alongside our private funds. During 2020, we formed a new $30 million sidecar fund related to a post-settlement asset.

The table below sets forth key statistics on our managed funds.

		Investor	Asset	Asset		Fee structure[1]
As of December 31, 2020		commitments	commitments	deployments		(management/		Investment
($ in millions)	Strategy	closed	to date	to date	AUM	performance)	Waterfall	period (end)
BCIM Partners I LP (Partners I)	Litigation finance	46	42	31	45	2%/15%	European	3/1/2015
						Class A: 2%/20%
BCIM Partners II LP (Partners II)[3]	Litigation finance	260	253	180	186	Class B: 0%/50%	European	12/15/2015
BCIM Partners III LP (Partners III) [3]	Litigation finance	412	444	293	515	2%/20%	European	1/1/2020[4]
Burford Opportunity Fund LP & Burford Opportunity Fund B LP (BOF)	Litigation finance	300	381	220	326	2%/20%	European	12/31/2021[5]
BCIM Credit Opportunities LP (COLP)	Post-settlement	416	699	695	447	1% on unfunded/ 2% on funded and 20% incentive	European	9/30/2019[4]
Burford Alternative Income Fund LP (BAIF)	Post-settlement	327	555	527	361	1.5%/10%	European	4/4/2022
BCIM Strategic Value Master Fund LP (Strategic Value)[2]	Complex strategies	600	1,199	1,199	89	2%/20%	American	Evergreen
Burford Opportunity Fund C LP (BOF-C)	Litigation finance	667	408	167	687	Expense reimbursement + profit share	Hybrid	12/31/2022
Totals		3,028	3,981	3,312	2,656
1.	Management fees are paid to Burford Capital Investment Management for investment management and advisory services provided to the funds. The management fee rates shown are annualized and applied to an asset or commitment base which typically varies between a fund’s investment period and any subsequent periods in the fund term. As of December 31, 2020, Partners I, Partners II, Partners III and COLP are no longer earning management fees. Performance fees represent carried interest applied to LP distributions after the return of capital contributions and preferred returns.
2.	Includes amounts related to BCIM SV SMA I LLC which invests alongside BCIM Strategic Value Master Fund LP.
3.	Includes amounts related to sidecar funds.
4.	Ceased commitments to new investments in Q4 2018 due to capacity.
5.	Ceased commitments to new investments in Q4 2020 due to capacity. BOF may make additional commitments through the end of the investment period subject to the fund's recycling provisions.

Our AUM plateaued in 2020 after several years of growth, with total AUM of $2.7 billion at December 31, 2020, compared to $2.9 billion at December 31, 2019. We raised new funds in 2017, 2018 and 2019 but did not do so in 2020. Further, as noted previously, given market conditions, we have managed down the size of our Strategic Value fund.

Burford only asset management income declined by 6% in 2020 compared to the year prior. Management fee income was lower in 2020 because certain of the funds (COLP, Partners I, II and III) are past their investment periods and, so no longer pay management fees while management fees on the Strategic Value fund are lower given its lower size. Performance fees were higher in 2020 at $6 million, as we recognized a performance fee on Partners I since it had now largely concluded. Income from BOF-C was lower in 2020 than in 2019, as fewer assets were realized in that fund during the period, though it is worth noting that BOF-C is relatively early in its life, so much of the income from that fund would be expected in future years. Asset management income is reported as income is earned; management fees are generally paid quarterly.

a

Burford Capital Annual Report 2020 65

Financial and operational review
continued

Assets under management and asset management income

	2017	2018	2019	2020
Group-wide AUM ($ in billions)	1.7	2.5	2.9	2.7

Burford only asset management income ($ in millions):
Management fees	13	14	18	12
Performance fees	3	2	1	6
BOF-C income			7	6
Total Burford only asset management income	16	16	26	24

One common feature across the current funds other than the Strategic Value fund and BOF-C is the use of a so-called “European” structure for the payment of performance fees, in that the manager is not paid any performance fees until fund investors have had their entire capital investment repaid, as opposed to performance fees being paid on profitable resolutions as they occur (referred to as an “American” structure). The impact of this European structure is to delay the receipt of performance fees, and thus while many fund assets have already successfully and profitably concluded, leading to a steadily growing expectation of performance fees, few of those performance fees have yet been paid. Performance fees are recognized when a reliable estimate of the fee can be made, and it is highly probable that a significant revenue reversal will not occur.

Of our funds with a European performance fee structure, three of the litigation finance funds (Partners I, II and III) are past their investment period. During 2020, Burford recognized a performance fee of $6 million for Partners I as that fund has concluded. Over its life, Partners I generated, net of fees and expenses, an IRR of 32% and an ROIC of 171% for its limited partners. For the other two funds taken together, if the funds were to be liquidated at their net asset values today, Burford would expect to collect over $30 million of performance fees. If these funds were to return capital to investors over their normal expected life while maintaining their current level of achieved returns, Burford would expect to receive at least $50 million of performance fees. Note that Burford would expect to receive performance fees from other funds (including BOF) that are still in their investment periods, making estimation of future performance fees less certain.

Operating expenses

Burford only general operating expenses during 2020 were $86 million, up 11% from 2019. Because of the uncertainty caused by the pandemic and market environment, we managed expenses carefully during the period, including by carefully managing headcount growth and compensation expense, while expenses for travel and marketing declined because of the work-from-home environment. Nonetheless, we did continue to invest in people and infrastructure to support our growth, including additional staffing and systems related to our SEC registration and NYSE listing. We also incurred $8 million in added direct expenses, such as legal and accounting fees, because of our preparation for a US listing and certain other equity-related activities. In 2020, we incurred $2 million in case-related external expenditures (such as legal fees) that cannot be included in those cases’ deployed costs, in many instances because we are acting as principal rather than financing a client.

Burford expenses its operating costs as they are incurred. We do not capitalize them as part of our capital provision portfolio. Moreover, we perform virtually all of our asset origination activities internally, with our own staff, as opposed to outsourcing diligence or legal work. Thus, we do not add external costs to our asset balances as opposed to expensing them. As a result, the operating expenses shown on our accounts are largely what we are actually spending in cash each year to operate the business.

During 2020, 75% of our general operating expenses related to employee compensation, which has increased as we have grown our business and our staff. We continue to balance the desirability of investing in the growth of the business and maintaining prudent levels of spending. Although we had essentially flat headcount during 2020, our average employee headcount during 2020 was 11% higher than for 2019 because of the headcount growth we experienced in 2019.

Although operating expenses have been increasing, they have remained at reasonable levels relative to the general growth of Burford’s business, as indicated for instance by our Group-wide portfolio size. For the past several years, Burford’s operating expenses have remained at a relatively similar percentage of our Group-wide portfolio size.

a

66 Burford Capital Annual Report 2020

Financial and operational review
continued

Operating expenses - general ($ in millions)

Capital management and liquidity

Burford is a growing business that typically invests in medium-tenor assets. By definition, if our growth rate in a year exceeds the realizations from prior years’ assets, we will need incremental capital. This capital dynamic is typical for growing companies. It is also generally within Burford’s control, in that we could simply slow our growth should we wish to access less expansion capital, although we believe that would not maximize shareholder value in the long term. Burford has instead elected a growth strategy while at the same time maintaining a strong balance sheet and also making use of a large family of private investment funds and our significant strategic capital arrangement with a sovereign wealth fund.

A key part of our capital management strategy involves maintaining significant liquidity. Burford closed 2020 with $336 million of cash and cash management investments on our balance sheet, up 63% from December 31, 2019. Burford raised no external capital during 2020, so the increase in liquidity during the period was entirely driven by internal cash generation. Our large liquidity balance at year end 2020 is not unusual in that we tend to keep relatively sizeable amounts of cash on our balance sheet since the timing of inflows to our business is unpredictable. We typically have more visibility on our deployments, especially those against potential new commitments, which we can decide not to pursue at any point.

a

Burford Capital Annual Report 2020 67

Financial and operational review
continued

Liquidity Burford balance sheet only At year end ($ in millions)

367
31
16
320
314
37
41
236
225
19
38
168
40
11
158
136
5
40
91
2016
2017
2018
2019
2020
Cash
Cash management assets
Receivables

Burford has issued over its history four unsecured bonds in the UK bond market, totaling almost $700 million in proceeds at the time they were converted to US dollars. Three of these bonds are Sterling denominated; one is in US dollars. In planning their issuance, we have purposely constructed a set of laddered maturities with an overall weighted average maturity well in excess of the expected weighted average life of our legal finance assets. We have also sized these issues so that any single year’s maturity amount is significantly less than our historical annual rate of legal finance asset realizations, which we believe protects against a liquidity shortfall when these bonds become due should we not refinance them.

Burford did not issue additional debt during 2020; our most recent debt issuance was in early 2018. Going forward, we expect to continue to be an opportunistic debt issuer, so may from time to time issue new debt to fund our growth or to refinance future debt maturities. Although we have historically issued only in the UK bond market and may continue to do so in the future, we may access other, deeper corporate bond markets. To that end, in 2019, we applied for and received unsecured debt ratings which are available on our website.

Alternatively, depending upon our liquidity position, we may from time to time repurchase some of our outstanding debt issues; if we were to do so, we could also elect subsequently to re-sell that repurchased debt. During 2020, we repurchased approximately $5 million face amount of our debt issue due in 2022.

Our nearest maturity remains in 2H 2022, with no debt coming due before that date. As a result, at December 31, 2020, the weighted average life of our outstanding debt at 4.4 years continues to be longer than that of our concluded capital provision-direct assets at 2.3 years, weighted by recoveries.

a

68 Burford Capital Annual Report 2020

Financial and operational review
continued

Maturity of debt outstanding as of December 31, 2020 Burford balance sheet (converted to USD at December 31, 2020 exchange rates) ($ in millions)
WAL of debt: 4.4 years WAL of capital provision-direct assets: 2.3 years (weighted by recoveries)

Outstanding debt issues as of December 31, 2020

			Principal amount (in millions)
Maturity date	Issuance date	Interest rate per annum	At issuance	Currently outstanding	Currently outstanding (in USD)*
August 19, 2022	August 19, 2014	6.50%	£90	£86	118
October 26, 2024	April 26, 2016	6.125%	£100	£100	136
August 12, 2025	February 12, 2018	6.125%	$180	$180	180
December 1, 2026	June 1, 2017	5.00%	£175	£175	239
* Converted using exchange rate at 12/31/2020 of 1.3649 GBP/USD

We manage our balance sheet with relatively low levels of leverage. Our debt issues contain one significant financial covenant, which is a leverage ratio requirement that we maintain a consolidated level of net debt (debt less cash and cash management assets) at less than 50% of our level of tangible assets (total assets less intangibles). At December 31, 2020, our leverage ratio on this basis was 13%, significantly lower than required.

We maintained a high interest coverage ratio (earnings before interest, taxes, depreciation and amortization or EBITDA divided by finance costs) despite lower profit during 2020.

a

Burford Capital Annual Report 2020 69

Financial and operational review
continued

Consolidated net debt/tangible assets ratio (%)	Interest coverage ($ in millions)

Dividends

Prior to 2020, Burford had historically paid a dividend on its ordinary shares. In most years, upon releasing interim results, Burford declared an interim dividend of one-third the prior year’s total dividend per share, payable in the fourth quarter of the year. Then, upon releasing annual results, Burford recommended an additional final dividend for the year, payable in the second quarter of the following year.

However, the Covid-19 pandemic disrupted Burford’s typical dividend pattern. Given the uncertainties arising from the pandemic and in an effort to be conservative with capital and liquidity in the face of an uncertain market environment, Burford, after having declared a 4.17 US cents 2019 interim dividend, did not pay a final dividend for 2019. Nor did Burford declare an interim 2020 dividend when releasing interim results for 2020.

Given a general recovery in the market environment, Burford’s performance in 2020 and its strong liquidity position, the Board has recommended that shareholders approve at the Annual General Meeting a resumption of the dividend at its prior 2018 level of 12.5 US cents per share by payment of a final dividend for 2020 of that amount. If shareholders approve, this dividend will be payable to shareholders of record on May 28, 2021.

Burford anticipates maintaining that dividend level going forward; given the demand for its capital in the legal finance marketplace and the tax inefficiency of its dividend payment to US investors, Burford does not anticipate regular increases in its dividend level but rather will review dividend levels with shareholders and the Board from time to time.

	2020	Record date	2019	Record date	2018	Record date
Interim dividend	—		4.17¢	November 15, 2019	3.67¢	November 9, 2018
Final dividend	12.50¢	May 28, 2021	—		8.83¢	May 24, 2019
Total dividend	12.50¢		4.17¢		12.50¢

Because the Company is a US dollar-denominated business, dividends are declared in US dollars. For UK shareholders, those dividends will then be converted into Sterling shortly before the time of payment and paid in Sterling. Any UK shareholder who would like to receive dividends in US dollars instead of Sterling should contact the Registrar. US shareholders will automatically receive their dividends in US dollars unless they request otherwise.

a

70 Burford Capital Annual Report 2020

Financial and operational review
continued

Selected Consolidated Financial Data

The following tables present selected consolidated financial data of the Company as of December 31, 2020, 2019 and 2018 and for each of the years in the four-year period ended December 31, 2020. The selected consolidated financial data of the Company is a summary of and is derived from our audited consolidated financial statements and notes thereto, which have been prepared in accordance with IFRS. Our audited consolidated statements of comprehensive income and changes in equity for the years ended December 31, 2020, 2019 and 2018 and the consolidated statement of financial position as of December 31, 2020 and 2019, together with the notes thereto, are included in our Financial Statements and should be read in their entirety.

Consolidated statement of comprehensive income data

December 31	2020	2019	2018	2017
Capital provision income	339,647	351,828	404,230	315,280
Asset management income	15,106	15,160	11,691	14,458
Insurance income	1,781	3,545	10,406	7,613
Services income	804	2,133	1,650	1,837
Cash management income and bank interest	386	6,703	1,801	2,650
Foreign exchange gain/(losses)	12,100	1,992	(1,453)	1,639
Third-party share of profit relating to interests in consolidated entities	(12,851)	(15,318)	(3,348)	(863)
Total income	356,973	366,043	424,977	342,614
Operating expenses - general	(86,589)	(78,402)	(66,119)	(57,479)
Operating expenses - case related expenditures ineligible for inclusion in asset cost	(4,841)	(11,246)	(5,712)	-
Operating expenses - related to equity and listing matters	(7,907)	(1,754)	-	-
Amortization of intangible asset	(8,703)	(9,495)	(9,494)	(11,703)
Operating profit	248,933	265,146	343,652	273,432
Finance costs	(40,298)	(39,622)	(38,538)	(24,251)
Profit before tax	208,635	225,524	305,114	249,181
Taxation	(36,937)	(13,417)	12,463	123
Profit for the year after taxation	171,698	212,107	317,577	249,304

Weighted average number of ordinary shares in issue for the year	218,919,822	218,649,877	210,776,771	208,237,979

(Cents)
Basic profit per ordinary share	78.4	97.0	150.7	119.7
Diluted profit per ordinary share	78.0	96.6	150.3	119.6
Dividends declared per ordinary share	12.5	4.2	12.5	11.0

a

Burford Capital Annual Report 2020 71

Financial and operational review
continued

Data reconciliations

Reconciliation of consolidated IFRS financial statements to Burford only financial statements

The reconciliation tables below provide a full reconciliation of the consolidated statement of comprehensive income and consolidated statement of financial position so that investors are able to relate our performance discussion in this “Financial and operational review” (which focuses in many places on Burford balance sheet only so as to remove the impact of consolidated entities) with our published accounts.

The tables start with the consolidated IFRS figures as reported in the consolidated financial statements. These figures include investments in a limited number of entities that are not wholly owned subsidiaries of the Burford Group and therefore contain third-party capital, principally including the Strategic Value fund and the BOF-C Fund, through which our sovereign wealth fund arrangement is conducted. The consolidated IFRS presentation requires a line-by-line consolidation of 100% of each non-wholly owned entity’s assets and liabilities, and components of income and expense. The portion of the net assets and the associated profit or loss that is attributable to the third-party interests are then presented separately as single line items within the consolidated statements of financial position and comprehensive income, respectively. In our view, it is confusing to include the interests of investors other than Burford in our discussion of performance, and we have thus, as an alternative presentation, generally excluded from our presentation of our financial performance the non-Burford portion of the individual assets and liabilities, and components of income and expense, relating to such third-party capital. The reconciliation achieves this outcome by eliminating the line-by-line consolidation of all the applicable entities’ individual assets and liabilities required by IFRS to arrive at a simpler presentation that just includes Burford’s investment in the non-wholly owned entity and Burford’s share of the profit or loss earned on that investment.

The tables present the elimination adjustments required to achieve this result separately for the two main funds noted above and have a third column for a small number of other entities where Burford holds some of its capital provision assets through special purpose vehicles (SPV) and has minority partners in the SPV. Because Burford controls and owns a significant portion of these SPVs, they are consolidated in the IFRS financial statements. In each case, the elimination adjustments are fully reversing the amounts reported as “Third-party share of gains relating to interests in consolidated entities” and “Third-party interests in consolidated entities” against the applicable components required in the IFRS line-by-line consolidation to leave Burford’s gain or loss on its investment in the entities reported in “Capital provision income” and the fair value of its investment in the entities reported in “Capital provision assets”.

a

72 Burford Capital Annual Report 2020

Financial and operational review
continued

Burford only results

Reconciliation of consolidated statement of comprehensive income to Burford only results

		Elimination of third-party interests
	Consolidated	Strategic
	IFRS	Value fund	BOF-C fund	Other	Burford only
December 31, 2020	$’000	$’000	$’000	$’000	$’000
Capital provision income	339,647	(4,665)	(10,202)	(10,750)	314,030
Asset management income	15,106	2,748	6,630	-	24,484
Insurance income	1,781	-	-	-	1,781
Services income	804	-	-	-	804
Cash management losses and bank interest	386	(57)	(14)	-	315
Foreign exchange gains/(losses)	12,100	-	(41)	(416)	11,643
Third-party share of gains relating to interests in consolidated entities	(12,851)	(1,721)	3,521	11,051	-
Total income	356,973	(3,695)	(106)	(115)	353,057
Operating expenses - general	(86,589)	688	106	38	(85,757)
Operating expenses - case related expenditures ineligible for inclusion in asset cost	(4,841)	3,007	-	77	(1,757)
Operating expenses - equity and listing related	(7,907)	-	-	-	(7,907)
Amortization of intangible asset	(8,703)	-	-	-	(8,703)
Operating profit	248,933	-	-	-	248,933
Finance costs	(40,298)	-	-	-	(40,298)
Profit before tax	208,635	-	-	-	208,635
Taxation	(36,937)	-	-	-	(36,937)
Profit after tax	171,698	-	-	-	171,698
Other comprehensive income	(10,206)	-	-	-	(10,206)
Total comprehensive income	161,492	-	-	-	161,492

		Elimination of third-party interests
	Consolidated	Strategic
	IFRS	Value fund	BOF-C fund	Other	Burford only
December 31, 2019	$’000	$’000	$’000	$’000	$’000
Capital provision income	351,828	(16,036)	(13,399)	(5,613)	316,780
Asset management income	15,160	3,833	7,137	-	26,130
Insurance income	3,545	-	-	-	3,545
Services income	2,133	-	-	-	2,133
Cash management income and bank interest	6,703	(571)	(62)	-	6,070
Foreign exchange gains/(losses)	1,992	-	-	60	2,052
Third-party share of gains relating to interests in consolidated entities	(15,318)	3,463	6,304	5,551	-
Total income	366,043	(9,311)	(20)	(2)	356,710
Operating expenses - general	(78,402)	968	20	2	(77,412)
Operating expenses - case related expenditures ineligible for inclusion in asset cost	(11,246)	8,343	-	-	(2,903)
Operating expenses - equity and listing related	(1,754)	-	-	-	(1,754)
Amortization of intangible asset	(9,495)	-	-	-	(9,495)
Operating profit	265,146	-	-	-	265,146
Finance costs	(39,622)	-	-	-	(39,622)
Profit before tax	225,524	-	-	-	225,524
Taxation	(13,417)	-	-	-	(13,417)
Profit after tax	212,107	-	-	-	212,107
Other comprehensive income	(17,525)	-	-	-	(17,525)
Total comprehensive income	194,582	-	-	-	194,582

a

Burford Capital Annual Report 2020 73

Financial and operational review
continued

		Elimination of third-party interests
	Consolidated	Strategic
	IFRS	Value fund	BOF-C fund	Other	Burford only
December 31, 2018	$’000	$’000	$’000	$’000	$’000
Capital provision income	404,230	(11,705)	-	-	392,525
Asset management income	11,691	4,108	-	-	15,799
Insurance income	10,406	-	-	-	10,406
Services income	1,650	-	-	-	1,650
Cash management income and bank interest	1,801	(334)	-	-	1,467
Foreign exchange gains/(losses)	(1,453)	(4)	-	(16)	(1,473)
Third-party share of gains relating to interests in consolidated entities	(3,348)	3,336	-	12	-
Total income	424,977	(4,599)	-	(4)	420,374
Operating expenses - general	(66,119)	627	-	(2)	(65,494)
Operating expenses - case related expenditures ineligible for inclusion in asset cost	(5,712)	3,972	-	6	(1,734)
Operating expenses - equity and listing related	-	-	-	-	-
Amortization of intangible asset	(9,494)	-	-	-	(9,494)
Operating profit	343,652	-	-	-	343,652
Finance costs	(38,538)	-	-	-	(38,538)
Profit before tax	305,114	-	-	-	305,114
Taxation	12,463	-	-	-	12,463
Profit after tax	317,577	-	-	-	317,577
Other comprehensive income	24,701	-	-	-	24,701
Total comprehensive income	342,278	-	-	-	342,278

Reconciliation of consolidated statement of financial position to Burford only results

		Elimination of third-party interests
	Consolidated	Strategic
	IFRS	Value fund	BOF-C fund	Other	Burford only
December 31, 2020	$’000	$’000	$’000	$’000	$’000
Assets
Cash and cash equivalents	322,189	(2,080)	(105)	(418)	319,586
Cash management assets	16,595	-	-	-	16,595
Other assets	31,954	470	10,358	14	42,796
Due from settlement of capital provision assets	32,552	-	(1,844)	-	30,708
Capital provision assets	2,176,124	(41,952)	(166,362)	(48,598)	1,919,212
Equity securities	-	-	-	-	-
Tangible fixed assets	14,592	-	-	-	14,592
Intangible asset	-	-	-	-	-
Goodwill	134,032	-	-	-	134,032
Deferred tax asset	256	-	-	-	256
Total assets	2,728,294	(43,562)	(157,953)	(49,002)	2,477,777
Liabilities
Loan interest payable	9,556	-	-	-	9,556
Other liabilities	66,099	(489)	(84)	(277)	65,249
Loan capital	667,814	-	-	-	667,814
Capital provision asset subparticipations	14,107	-	(3,566)	2,480	13,021
Third-party interests in consolidated entities	248,581	(43,073)	(154,303)	(51,205)	-
Deferred tax liabilities	22,325	-	-	-	22,325
Total liabilities	1,028,482	(43,562)	(157,953)	(49,002)	777,965
Total net assets	1,699,812	-	-	-	1,699,812

a

74 Burford Capital Annual Report 2020

Financial and operational review
continued

		Elimination of third-party interests
	Consolidated	Strategic
	IFRS	Value fund	BOF-C fund	Other	Burford only
December 31, 2019	$’000	$’000	$’000	$’000	$’000
Assets
Cash and cash equivalents	186,621	(3,235)	(14,810)	(113)	168,463
Cash management assets	37,966	-	-	-	37,966
Due from brokers	95,226	(95,226)	-	-	-
Other assets	13,263	712	5,720	70	19,765
Due from settlement of capital provision assets	54,358	(22,899)	(9,796)	(2,674)	18,989
Capital provision assets	2,045,329	(73,535)	(92,162)	(45,642)	1,833,990
Equity securities	31,396	(31,367)	-	-	29
Tangible fixed assets	20,184	-	-	-	20,184
Intangible assets	8,703	-	-	-	8,703
Goodwill	133,999	-	-	-	133,999
Deferred tax asset	24,939	-	-	-	24,939
Total assets	2,651,984	(225,550)	(111,048)	(48,359)	2,267,027
Liabilities					-
Financial liabilities at fair value through profit and loss	91,493	(91,493)	-	-	-
Due to brokers	51,401	(51,401)	-	-	-
Loan interest payable	9,462	-	-	-	9,462
Other liabilities	51,430	(329)	(65)	(41)	50,995
Loan capital	655,880	-	-	-	655,880
Capital provision asset subparticipations	13,944	-	(3,566)	(2,342)	8,036
Third-party interests in consolidated entities	235,720	(82,327)	(107,417)	(45,976)	-
Deferred tax liabilities	9,662				9,662
Total liabilities	1,118,992	(225,550)	(111,048)	(48,359)	734,035
Total net assets	1,532,992	-	-	-	1,532,992

a

Burford Capital Annual Report 2020 75

Financial and operational review
continued

Cash receipts data reconciliation

Cash receipts is a non-IFRS metric. The following table reconciles Cash receipts capital provision assets-proceeds received (discussion of which can be found on page 30 of the “Financial and operational review”), the most comparable measure calculated in accordance with IFRS.

Reconciliation between capital provision assets-proceeds received and cash receipts

2020
Item	$’000	Source/Comment
Consolidated cash flow:
Capital provision assets—proceeds received	548,593	From consolidated statement of cash flows
less: elimination of third-party interests	(34,010)	From FS note 8
Burford only total	514,583	Sum of capital provision-direct and indirect proceeds received in FS note 8
Proceeds received:
Capital provision-direct	324,925	From FS note 8
Adjusted capital provision-direct proceeds:	324,925	Table on page 30: $325 million of capital provision-direct on balance sheet
Capital provision-indirect	189,658	From FS note 8
less: proceeds held at fund level in 2019	(36,621)	2019 Annual Report page 34– cash receipts reconciliation
less: return of amounts pre-funded in 2019	(8,801)	Proceeds related to pre-funded LP commitments
plus: hedging proceeds	28,265	Proceeds from hedging/margin chart on page 54
Adjusted capital provision-indirect proceeds:	172,501	Table on page 30: $173 million of capital provision-indirect proceeds on balance sheet
Asset management income	15,106	From FS note 10
plus: eliminated income from funds	9,378	Reconciliation of consolidated statement of comprehensive income
less: increase in receivable	(8,137)	Non-cash portion
Asset management cash income	16,347	Table on page 30: $16 million of asset management income
Cash from asset recovery services	1,582	From consolidated statement of cash flows
Insurance income	1,973	From Burford only income statement, adjusted by the decrease in receivable
Cash management and bank interest	1,418	From Burford only income statement adjusted for FV movement from FS note 9
Services and other cash income	4,973	Table on page 30 : $5 million of services and other cash income
Cash receipts	518,746	Table on page 30: $519 million of total cash receipts on the balance sheet

Reconciliation between operating profit and EBITDA

EBITDA is a non-IFRS metric. The following table reconciles EBITDA to operating profit, the most comparable measure calculated in accordance with IFRS.

2020
Item	$’000	Source/Comment
Consolidated statement of comprehensive income
Operating profit	248,933	From consolidated statement of comprehensive income
Burford-only total	248,933	Net of consolidated and Third-party interests
Expenses add-back
plus: amortization and depreciation of intangible assets and PPE	10,489	From FS note 3
Total add-backs for EBITDA	10,489	From FS note 3
EBITDA	259,422

a

76 Burford Capital Annual Report 2020

Financial and operational review
continued

Portfolio data reconciliation

The first table below reconciles the calculation of our current portfolio on a consolidated basis to the calculation on a Group-wide basis as presented in the Group-wide Portfolio section on page 33. The second table below provides additional details on the reconciliation.

Reconciliation of current portfolio-consolidated IFRS financials to Group-wide

			Capital
			provision-		Post-
			direct		settlement
			Non-		Non-
	Consolidated		consolidated		consolidated		Group-wide
As of December 31, 2020 ($ in millions)	IFRS total		funds(d)		funds(d)		total
Deployed cost	1,228	(b)	382		249	(c)	1,859
+ Fair value adjustments	948	(a)	83		30	(c)	1,061
= Carry value	2,176	(a)	465		279	(c)	2,920
+ Undrawn commitments	1,255	(e)	281		27	(c)	1,563
Total	3,431	(f)	746	(d)	306	(c)	4,483	(c)
(a)	From note 6 (capital provision assets) to our consolidated financial statements.
(b)	Derived by subtracting fair value adjustments from period end carrying value.
(c)	From “Current Portfolio-Group-wide” table above.
(d)	These amounts represent the funds that are not consolidated under IFRS within the Group financial statements.
(e)	From note 29 (financial commitments and contingent liabilities) to our consolidated financial statements; the amounts in this table represent the sum of total unfunded commitments for capital provision and legal risk in note 29. Commitments are off-balance sheet under IFRS.
(f)	This amount represents a non-IFRS figure.

Additional details on reconciliation

			Capital provision-direct							Capital provision-indirect
	Consolidated		Burford only		Consolidated					Strategic
As of December 31, 2020 ($ in millions)	IFRS		balance sheet		funds(d)	BOF-C		Total		Value fund		Total
Deployed cost	1,228	(b)	961	(c)	39	152	(c)	1,152		76		76
+ Fair value adjustments	948	(a)	915	(c)	10	14	(c)	939		9		9
= Carry value	2,176	(a)	1,876	(c)	49	166	(c)	2,091		85	(c)	85
+ Undrawn commitments	1,255	(e)	1,010	(c)	5	240	(c)	1,255	(e)	-		-
Total	3,431	(f)	2,886	(c)	54	406	(c)	3,346		85	(c)	85
(a)	From note 6 (capital provision assets) to our consolidated financial statements.
(b)	Derived by subtracting fair value adjustments from period end carrying value.
(c)	From “Current Portfolio-Group-wide” table on page 34.
(d)	The sum of the amounts in the “Capital Provision-Direct-Consolidated Funds” column in the “Additional details on the reconciliation” table and “Capital Provision-Direct-Non-consolidated Funds” column in the “Reconciliation of current portfolio-consolidated IFRS to Group-wide” table is equal to the amounts in the “Funds” column of the “Capital Provision-Direct” section of the “Current Portfolio-Group-wide” table on page 34.
(e)	From note 29 (financial commitments and contingent liabilities) to our consolidated financial statements; the amounts in this table represent the sum of total unfunded commitments for capital provision and legal risk in note 29. Commitments are off-balance sheet under IFRS.
(f)	This amount represents a non-IFRS figure.

In the “Current Portfolio-Group-wide” table on page 34, the “Funds” column includes some funds that are consolidated into our IFRS financial statements and some funds that are not; these funds are presented in separate columns in the “Reconciliation of Current Portfolio-IFRS Financials to Group-wide” table above. When the consolidated funds are added to the “Burford-only Balance Sheet” and “BOF-C” columns in the “Current Portfolio-Group-wide” table on page 34, the sum corresponds to the amounts presented in note 6 to our consolidated financial statements. When the amount of our non-consolidated funds is added to this sum, the total represents our Group-wide portfolio amounts, including both consolidated and non-consolidated funds.

The undrawn commitment amounts in the “Current Portfolio-Group-wide” table on page 34 correspond to the amounts included in note 29 to our consolidated financial statements, as indicated above.

a

Burford Capital Annual Report 2020 77

Financial and operational review
continued

Deployments Data Reconciliation

The following table provides further information on how data from the Deployments section is related to data in the IFRS financial statements and notes and website tables.

Reconciliation between financial statements and deployments (additions) table

2020

Item	$’000	Source/Comment
Consolidated cash flow:
Capital provision assets – funding	295,866	From consolidated statement of cash flows
plus: Elimination of third-party interests	(19,872)	From FS note 6 - additions

Burford only total additions	275,994	Sum of capital provision-direct and indirect additions in FS note 6
Additions:
Capital provision-direct	225,447	From FS note 6 - additions
Capital provision-direct additions:	225,447	Table on page 54: $225 million of capital provision-direct balance sheet deployments
Capital provision-indirect	50,547	From FS note 6 – additions
plus: Cash for margin/hedging	16,733	Deployments for hedging/margin transactions of $26 million less loss of $9 million in the due from/to brokers lines of the balance sheet (see chart on page 54)
less: Reported deployments held at fund level in 2019	(25,000)	Balance sheet portion of deployments made at fund level but not yet allocated to LPs by period end
less: Additional LP deployments held at fund level in 2019	(15,483)	Adjustment for actual LP allocation of deployments
Adjusted capital provision-indirect additions:	26,797	Table on page 54: $27 million of capital provision-indirect balance sheet deployments
Total balance sheet additions:	252,244	Table on page 54: $252 million of total balance sheet deployments

Reconciliation of deployments to change in deployed costs in the asset data tables:

2020

Item	$ millions	Source/Comment
From the asset data tables:
Deployed cost:
Capital provision-direct at YE 2020	1,775	Total deployed cost from capital provision-direct asset performance table on page 46
less: Capital provision-direct at YE 2019	(1,549)	Total deployed cost from capital provision-direct asset performance table on Annual Report 2019 page 44.
Change in deployed cost during YE 2020 on capital provision-direct assets	226	Table above: $225,447 thousand of total balance sheet deployments rounded upwards to $226 million

Realizations Data reconciliation

The following tables provide further information on how data from the tables in the Realizations section on page 54 relate to data presented in the Financial Statement notes and the tables available on our website.

The table below provides a reconciliation of our total realizations in 2019 on a Consolidated basis to a Group-wide basis.

As of December 31,
($ in millions)	2020	2019
Consolidated IFRS realizations*	527	539
Warehousing realizations	-	33
Refinancing realizations	-	17
Cash from margin/hedging	32	97
Capital provision non-consolidated funds	272	91
Post settlement non-consolidated funds	168	250
Group-wide realizations	999	1,027

*See Note 6 to our consolidated financial statements

a

78 Burford Capital Annual Report 2020

Financial and operational review
continued

Reconciliation between financial statements and realizations/recoveries

2020

Item	$ 000	Source/Comment
Consolidated realizations:
Capital provision assets	526,588	From FS note 6 - realizations
plus: Elimination of third-party interests	(286)	From FS note 6 – realizations

Burford-only total realizations	526,302	Sum of capital provision-direct and indirect realizations in FS note 6
Realizations:
Capital provision-direct	336,644	From FS note 6 - realizations
Capital provision-direct realizations:	336,644	Table on page 56: $337 million capital provision-direct realizations on balance sheet
Capital provision-indirect	189,658	From FS note 6 – realizations
less: 2019 reported realizations held at fund level	(36,621)	From 2019 Annual Report page 34 – cash receipt reconciliation
less: Return of amounts pre-funded in 2019	(8,801)	Proceeds related to pre-funded LP commitments
plus: Cash from margin/hedging	28,265	Proceeds from hedging/margin transactions in the due from/to brokers lines of the balance sheet as per chart on page 54
Adjusted capital provision-indirect realizations:	172,501	Table on page 56: $172 million capital provision-indirect realizations on balance sheet
Total balance sheet realizations:	509,145	Table on page 56: $509 million total realizations on balance sheet

Reconciliation of realizations to change in recoveries in the asset data tables:

2020

Item	$ millions	Source/Comment
From the asset data tables:
Recoveries:
Capital provision-direct at YE 2020	1,597	Total recoveries from capital provision-direct asset performance table on page 46

Less: Capital provision-direct at YE 2019	(1,260)	Asset performance table on page 44 of 2019 Annual Report

Change in recoveries during YE 2020 on capital provision-direct assets	337	Foots to capital provision-direct realizations from above table

Additional details on leverage ratio:

2020

Item	$ millions	Source/Comment
From the consolidated statement of financial position
Loan capital	667,814	From consolidated statement of financial position
less: Cash and cash equivalents	(322,189)	From consolidated statement of financial position
less: Cash management investments	(16,595)	From consolidated statement of financial position
Consolidated net debt	329,030
From the consolidated statement of financial position
Total assets	2,728,294	From consolidated statement of financial position
less: Goodwill	(134,032)	From consolidated statement of financial position
Tangible assets	2,594,262
Leverage ratio	13%

a

Burford Capital Annual Report 2020 79

Compliance and risk management

Framework

The Board oversees our risk management and internal control systems. In conjunction with the strategy set by the Group, the Board forms the risk appetite, determines the type and tolerance levels of significant risks it is prepared to take and ensures that judgments and decisions are taken that promote the success of the business. The Board also monitors actual or potential conflicts of interest while avoiding unnecessary risks and maintaining adequate capital and liquidity. Our risk management culture is critical to the effectiveness of our risk management framework.

Our risk appetite policy is founded on a set of robust and comprehensive financing and asset management procedures as well as a conservative approach to capital and liquidity management. The key risks are identified through our consideration of our strategy, external risk factors, the operating environment for our businesses and an analysis of individual processes and procedures. At each Board meeting, these principal risks are reviewed and updated.

The Board’s review of key risks focuses on identifying those risks that could threaten the business model or the future performance, capital or liquidity of the business. Risks are screened for the potential impact of external developments, regulatory expectations and, as the legal finance industry leader, market standards.

Assets

As applied to our portfolio of legal finance assets, we manage risk by employing a disciplined, comprehensive, multi-stage process to evaluate potential assets, in which we benefit from the judgment and experience of our highly qualified team of experienced lawyers and finance professionals. We also use an internal, proprietary risk tool to assess risk during the asset assessment process and regularly thereafter once financing has been made and engage in substantial portfolio management activities applying a risk-based approach.

Enterprise

We regularly consider business and systemic risk in our operating units and overall. We have long been focused on operational risk and have a system of internal controls designed to protect and enhance the integrity of our internal processes and data. Among other steps, we have a dedicated functional team focused on the implementation of our operational controls and data management.

Moreover, we are fundamentally a business run by experienced lawyers, including some who have functioned in senior legal roles in major global corporations. The challenge in many businesses is reining in individuals who take on unacceptable or ill-considered risk, and it is the function of the lawyers to hold those reins. At Burford, we have a business run by people accustomed to that role. Our culture is a disciplined, risk-focused one, augmented by a ten-member in-house legal and compliance team. In addition to our ongoing risk management activities within the business, a comprehensive risk presentation is made to the Board at each quarterly meeting.

Financial controls

Our finance team currently has 18 dedicated finance staff, including ten with public accounting qualifications located throughout the business and present in all three of our large offices. By having the finance team embedded in the business and privy to asset-financing activity, we gain considerable control benefits in addition to a more effective operation. We make a relatively small number of investments each year, closing only a couple of new legal finance assets per week on average, which limits the number of processes and transactions required.

We also have controls around access to payment systems and the release of payments. For example, for any payment, regardless of size, to be released, that payment must be created within the banking system by one of several team members, none of whom have the authority to release payments, and then the payment’s release must be authorized by two other team members separately, neither of whom is able to create a payment. Thus, at least three different people from two different groups are required to provide sign-off before a single wire payment leaves Burford’s account. Moreover, payments are not created without a formal process of approval, with capital porovision asset payments being circulated widely among and approved by the underwriting team. Senior executives in the business, including the Chief Executive Officer (CEO) and the Chief Investment Officer (CIO), do not have access to our payment systems and cannot create or release payments as a control matter.

a

80 Burford Capital Annual Report 2020

Compliance and risk management
continued

Foreign exchange

We are a US dollar reporting business with the considerable majority of our operations occurring in dollar-denominated activities. We also pay our dividends in US dollars. However, our first three bond issues, totaling 365 million pounds sterling, are denominated in pounds sterling and thus we are exposed to currency risk. We also have a minority of our assets denominated in currencies other than US dollars. We generally do not hedge our currency exposure although our asset exposure to different currencies, especially pounds sterling, does provide a degree of natural hedging.

Brexit

We do not anticipate a materially negative impact from Brexit. Indeed, Brexit creates uncertainty, and uncertainty is generally good for the legal sector as it drives demand for services and creates disputes, so from that perspective Brexit may be positive for us.

Compliance program

We have channels for reporting misconduct or other workplace issues. Employees are asked to escalate any known or suspected compliance policy violations or misconduct to the Chief Compliance Officer (CCO) or, if they prefer, employees have the option to call or email a hotline (which is administered by a third party) on an anonymous basis. We also maintain a global anti-retaliation and whistleblower policy. Nothing in the policy prohibits an employee from reporting potential violations of law or regulation directly to a government agency. Retaliation of any type against an individual who reports any suspected misconduct or assists in the investigation of misconduct is strictly prohibited.

Diligence

Before we make a commitment, we conduct extensive in-house diligence. All financing agreements must be approved by our Commitment Committee, which considers legal merits, risks, reasonably recoverable damages, proposed budget, proposed terms, credit issues and enforceability.

Technology

We are always alert to the risk associated with the dissemination of our confidential information publicly, especially as that information contains highly sensitive client litigation information. We have also focused on the risk associated with attacks on our financial systems. We have never had a widespread data breach, but we have protocols in place should one occur.

From our inception, we have been sensitive to these issues and have operated on an entirely cloud-based platform. Our data does not sit on our own servers, but rather on the servers of world-class technology companies. The use of those platforms also comes with built-in disaster recovery protection.

However, data security is much more than protecting data against invasive hacking. Human error and inattention is arguably a greater risk than sophisticated penetration attacks. Thus, we engage in a variety of training and testing, and we also introduce restrictions on technology use designed to minimize those risks. We regularly review best practices from both the legal and the financial services industries and are engaged in a program of continuous improvement. We have an internal cybersecurity committee, composed of senior representatives of all our offices, and we regularly review, benchmark and audit our cybersecurity controls against peer norms, including those promulgated by the SEC and best practices identified in the legal and the financial services industries. A formal internal IT review is provided by the IT department to the Board annually. Moreover, we maintain a set of cybersecurity and information security policies. The policies provide escalation points for reporting potential breaches to the Chief Information Officer and CCO. If a potential breach were to occur, the Chief Information Officer would escalate to the CEO. The Chief Information Officer and Information Technology team maintain a protocol for responding to a potential breach.

Finally, we strive to create a pervasive culture of information technology security, focusing particularly on the tone set from the top when it comes to these issues. Our senior management regularly spends time on these issues and communicates their importance to all staff.

In addition to data security, we are focused on privacy and are sensitive to the various obligations we face in that regard. Given that we do not deal with consumers and are purely a corporate business, the burdens on us are far less than on businesses amassing considerable personal data. We also have procedures in place to address conflicts of interest; those procedures have operated effectively in the period under review.

a

Burford Capital Annual Report 2020 81

Compliance and risk management
continued

Regulations

We are regulated in a number of different ways. The SEC regulates our investment management business. The UK Financial Conduct Authority (FCA) regulates our legacy insurance business. The Guernsey Financial Services Commission regulates our new insurance business conducted through BWIL. The FCA reviews our debt prospectuses for our London Stock Exchange Main Market-traded debt and regulates our UK insurance intermediation business. The FCA, AIM and Numis Securities Limited, our nominated adviser, regulate our activities as a public company in the UK. We are subject to the rules and regulations of the NYSE and the SEC as a public company in the US. We are also subject to a myriad of laws and regulations, ranging from the Bribery Act and the Foreign Corrupt Practices Act to Anti-Money Laundering and Know Your Customer regulations in many jurisdictions.

Regulation is also a matter that varies by jurisdiction. For example, the US has a long tradition of not regulating non-bank finance providers who deal with corporate clients, as we do. Most states have quite a clear ceiling above which sophisticated parties like us and our corporate clients are free to contract without regulatory oversight; for example, in New York, that point is when the capital provision generally exceeds $500,000, well below Burford’s smallest investment. On the other hand, the UK does engage in some regulation of legal finance conduct, as expressed in a Code of Conduct promulgated by the Association of Litigation Funders, a self-regulatory body that operates under the auspices of the Ministry of Justice and of which we were a founder. In Australia, group actions (where there are multiple plaintiffs) are now regulated by a licensing and managed investment scheme regime and other consumer protection rules, and as well there are conflict of interest rules that apply to litigation funders. Some newer entrants to the market, such as Singapore and Hong Kong, have also enacted regulatory regimes largely focused on capital adequacy and constraining abusive behavior.

There is no question that certain lobbyists for large corporate interests have added legal finance to the long list of litigation-related items to which they are opposed. However, we have not seen any indication that there is any groundswell of support for regulation of this sector; ongoing discussion tends to be around subsidiary issues such as disclosure and capital adequacy. For example, in the US, legislation has been introduced in the last two Congresses that would require litigants to “produce for inspection and copying” any legal funding agreements creating contingent rights to payment in class actions and multidistrict litigations. That legislation has never received consideration beyond introduction. It is expected that the same or similar legislation will be introduced again in this session of Congress. Similar legislation is introduced in US state legislatures from time to time. In the US, state and federal legislatures as well as the federal courts have generally declined to impose new regulations on commercial legal finance. Even if there were support for additional regulation, it seems probable that such regulation would create a further barrier to entry for others and thus protect our market position. Nevertheless, we engage in a constant level of activity around monitoring and engagement on regulatory initiatives.

Additionally, Burford Law is subject to separate regulations, principally, the Standards and Regulations and the SRA Code of Conduct for Firms. Information barriers are in place to ensure that client information is not shared between Burford Law and Burford’s other businesses without the appropriate informed and specific consent from the client and unless it is in the best interests of the client to do so. Further, client money is regulated and is kept in a separate client account. An accountant’s report must be also be filed with the SRA in respect of any accounting period during which transactions occurred using the client account.

Legal proceedings

From time to time, we may be subject to legal proceedings and claims in the ordinary course of business; however, we are not a party to any legal proceedings that we believe may have a significant adverse effect on our business, financial position, results of operations or liquidity.

Seasonality

Historically, we have closed a disproportionate amount of our new business in the second and fourth quarters, and particularly in June and December, given the focus on period-end numbers for our clients. However, our revenue and cash flows are not subject to any seasonality.

Covid-19

The Covid-19 pandemic has affected Burford’s business in myriad ways. The Covid-19 environment may also lead to a new wave of disputes and business distress that could create future demand for Burford’s capital and services.

Existing assets: The pandemic has had uneven impacts on dispute resolution systems around the world. Some, like international arbitration, are functioning well and without material delay from the pandemic; and may have

a

82 Burford Capital Annual Report 2020

Compliance and risk management
continued

experienced increased efficiency by moving to virtual hearings. Others have shown uneven and often adjudicator-specific impacts, with some judges staying on schedule and moving cases forward and others slowing and permitting delays. Some have seen systemic delays, such as the general unavailability of jury trials in the United States and the consequent creation of a trial backlog that will take some time to redress once normality returns. Moreover, delays in the adjudicative process also lead to delays in case settlements, as parties do not feel pressure to resolve matters. Inevitably, some of Burford’s matters (and thus our cash realizations from them) will be slowed by these dynamics, while others will proceed apace. Delay in matters, however, is often profitable for Burford, as many of our assets have time-based terms which will increase Burford’s returns as time passes, so we consider these delays to be the deferral of income rather than its permanent diminution. We have not seen the discontinuance of any matters.

New business: The pandemic is affecting new business in a variety of ways.

▪	The pandemic has halted the many in-person gatherings of lawyers around the world that are a staple of the legal community and of our business development efforts. We have not found virtual gatherings to be as effective in educating potential users of capital about legal finance and in building new relationships. Thus, while we originate new business in many different ways, this channel has been diminished in effectiveness. We have also found that the other pressures and disruptions of the pandemic have lessened interest among law firms and businesses in exploring new transactions.
▪	In jurisdictions with court backlogs because of the pandemic, the impetus to file new litigation is diminished unless there is an approaching limitation period, given that the litigation will not be able to move forward swiftly and spending money on the early phases of litigation could thus be postponed.
▪	On the other hand, clients are more attuned to their liquidity positions and some see legal finance (and especially monetizations) as a way to bolster liquidity.
▪	While there is no need to act rapidly with respect to most pandemic-related claims, and while many clients prefer to wait for some test cases to move through the courts, there is an increasing amount of pandemic-related litigation either being brought or considered.

Operations: Burford has been engaged principally in remote working since March 2020. All our offices closed in March 2020. We reopened our New York and London offices in September 2020 and our Chicago office in January 2021 on a voluntary basis, but the dependence on public transit in those cities has resulted in very sparse attendance and the bulk of our employees continue to work remotely. While Burford’s business is conducive to remote working, the differing home situations of our employees with respect to work space and connectivity inevitably has some productivity impact, and it is also difficult to recruit and onboard new staff in a remote environment.

Party insolvency: While economic stimulus and activity have lessened this risk, there remains a risk that parties may become insolvent, which could impact the timing and quantum of litigation recoveries. The ultimate payor in much of our litigation is either (i) a government or a state-owned entity, (ii) an insurer or (iii) a large company in an industry less likely to be rendered insolvent by pandemic-related economic disruption. For example, we do not have material cases against parties in the travel and hospitality industries. As a result, we do not presently believe that our existing portfolio is likely to be materially negatively affected by party insolvency.

To the extent that parties in our matters do become insolvent, the impact of a party’s insolvency on pending litigation is very difficult to predict and is not only case specific, but dependent on the insolvency process in the country in issue. For example, in the United States, entry into a corporate restructuring via Chapter 11 of the Bankruptcy Code does not eliminate litigation claims but is likely to delay them, whereas in countries that proceed directly to liquidation, a pending claim is more likely to be settled at a lower value than might have been the case had the party remained solvent. In general, however, other than in insolvencies where there is no recovery for anyone but secured creditors, Burford would still expect to see a recovery, but that recovery is likely to be delayed and could well be reduced in size during the restructuring or liquidation process.

As our portfolio has evolved, a much larger portion of our assets are related to large companies or law firms with low insolvency risk or in asset purchases where counterparty risk is not a factor. In a significant number of our assets, we are a secured creditor with respect to the litigation we are financing, and the litigation is a valuable contingent asset the recovery of which is in the best interest of the counterparty’s stakeholders. As a result, it is unlikely that the financial distress or insolvency of one of our counterparties would interfere with the continued progress of the litigation matter.

a

Burford Capital Annual Report 2020 83

Governance

Directors and Senior Management

Directors

We are managed by our Board, which consists of seven directors. In May 2020, Christopher Bogart, our CEO, and two independent non-executive directors, Robert Gillespie and John Sievwright, joined our Board, while David Lowe retired from the Board. In December 2020, a further new independent non-executive director, Andrea Muller, joined our Board. Given our SEC registration and NYSE listing, we now assess director independence under the standards of the NYSE and the applicable rules and regulations of the SEC. The Board has determined that six of our directors are independent pursuant to these definitions, while Mr. Bogart, our CEO, is not.

Unless otherwise determined by ordinary resolution, there is no minimum or maximum number of members allowed on the Board. Any person may be appointed or removed as director by an ordinary resolution. At each annual general meeting, beginning at the annual general meeting in 2021, all of the directors shall retire. Retiring directors may be reappointed at such meeting. A director who retires at an annual general meeting may, if willing to act, be reappointed. If the director is not reappointed, he or she shall retain office until the meeting appoints someone in his or her place, or if it does not do so, until the end of the meeting. There is no age limit at which a director is to retire.

Board Chairman Sir Peter Middleton plans to retire from the Board at the 2021 Annual General Meeting. At that time, Deputy Chairman Hugh Steven Wilson, assuming his reelection to the Board, will be appointed Chairman. Mr. Wilson is expected to serve as Chairman for three years and then retire from the Board at the 2024 Annual General Meeting. Also, Mr. Parkinson, another of Burford’s original directors and the Chairman of the Audit Committee, will continue to serve (if reelected) for two more years to transition that role to one of the newly appointed directors, and will retire from the Board at the 2023 Annual General Meeting. The following table lists the names, positions and ages of our directors:

Name	Age	Position
Sir Peter Middleton GCB	86	Chairman
Hugh Steven Wilson	73	Deputy Chairman
Christopher Bogart*	55	Chief Executive Officer
Robert Gillespie*	65	Non-executive Director
Andrea Muller**	61	Non-executive Director
Charles Nigel Kennedy Parkinson	67	Non-executive Director
John Sievwright*	66	Non-executive Director
*	Elected to the Board at the May 13, 2020 Annual General Meeting (2020 AGM)
**	Appointed to Board in December 2020

a

84 Burford Capital Annual Report 2020

Governance
continued

Sir Peter Middleton GCB, Chairman

Sir Peter Middleton was previously UK Chairman of Marsh & McLennan Companies, Chairman of Marsh Ltd, Chairman of Mercer Ltd, Chairman of the Centre for Effective Dispute Resolution, Chairman of Camelot Group PLC and Group Chairman of Barclays Bank PLC; a Director, Chairman and Deputy Chairman of United Utilities; and a board member of OJSC Mobile Telesystems, Bass PLC and General Accident (later CGU). Sir Peter also spent nearly 30 years at HM Treasury, working closely with nine Chancellors, and was Permanent Secretary from 1983 to 1991. He was also President of the British Bankers Association and a member of the National Institute for Economic Research. Sir Peter holds an economics degree from the University of Sheffield. Sir Peter has served as a director since 2009.

Hugh Steven Wilson, Deputy Chairman

Mr. Wilson spent more than thirty years at Latham & Watkins, one of the world’s largest law firms, where he was Global Co-Chair of the Mergers and Acquisitions Practice Group and chairman of both the National Litigation Department and the National Mergers and Acquisitions Litigation Practice. He then joined Tennenbaum Capital Partners, a US-based private investment business, as Managing Partner, and served as the Chief Executive Officer of multiple registered investment companies within the Tennenbaum Capital Group. After his retirement, Mr. Wilson continued to serve as a Senior Adviser to Tennenbaum through its acquisition by BlackRock. Mr. Wilson has served as Chairman and a director of numerous public and private companies. Mr. Wilson holds a BA from Indiana University, a JD from the University of Chicago Law School and a Master of Laws degree from Harvard Law School. Mr. Wilson has served as a director since 2009.

Christopher Bogart, Chief Executive Officer (CEO)

Before co-founding Burford, Mr. Bogart held numerous senior executive positions with Time Warner. As Executive Vice President & General Counsel of Time Warner Inc, he managed one of the largest legal functions in the world. He also served as Chief Executive Officer of Time Warner Cable Ventures and one of four senior executives operating Time Warner Cable, with $9 billion in revenue and 30,000 employees, and as Chief Executive Officer of Time Warner Entertainment Ventures. Mr. Bogart came to Time Warner from Cravath Swaine & Moore LLP, where he was a litigator representing companies such as IBM, GE and Time Warner. He has also served as Chief Executive Officer of Glenavy Capital LLC, an international investment firm whose projects included Churchill Ventures, a publicly traded media and technology investment vehicle of which he also served as Chief Executive Officer, as well as the Glenavy Arbitration Investment Fund, a pioneering litigation finance vehicle. He began his professional career as an investment banker with what is now JPMorgan Chase. Mr. Bogart earned his law degree with distinction from the Faculty of Law of the University of Western Ontario, where he was the gold medalist. He clerked for the Chief Justice of Ontario. Mr. Bogart has been married to Elizabeth O’Connell, Burford’s Chief Strategy Officer, since 1992. Mr. Bogart has served as a director since May 2020.

a

Burford Capital Annual Report 2020 85

Governance
continued

Robert Gillespie, Non-executive Director

Mr. Gillespie was most recently the Director General of the UK Takeover Panel. He had a lengthy career as an investment banker, spending more than 25 years at UBS and its predecessors in a range of senior positions including Vice Chairman; Chief Executive Officer, EMEA; and Joint Global Head of Investment Banking, while also serving on the Group Managing Board and the Management Committee for many years. Mr. Gillespie started his career as a Chartered Accountant at PwC. He is currently a director of Royal Bank of Scotland plc, NatWest Holdings Ltd and Ulster Bank Ltd and is the Chairman of Boat Race Company Ltd. He has previously served as a director of Citizens Financial Group, Ashurst LLP, the law firm, and as chairman of Somerset House Trust and the Council of Durham University, from which he graduated with a degree in economics. Mr. Gillespie has served as a director since May 2020.

Andrea Muller, Non-executive Director

Ms. Muller was most recently an Executive Director and Global Head Institutional Business at Principal Global Investors, where she was previously CEO of Asia. Before that, Ms. Muller was a Managing Director and Head of Asia Pacific for Fitch Ratings and a Managing Director at UBS in both Singapore and Paris. She began her career at Shearman & Sterling, where she worked as a corporate lawyer in both New York and Paris. Her law degree is from Georgetown University Law Center, where she served on the Law Review, as is her undergraduate degree (cum laude), from its School of Foreign Service. Ms. Muller also received a Masters in European Union Studies at the College of Europe in Bruges, Belgium. Ms. Muller has served as a director since December 2020.

Charles Nigel Kennedy Parkinson, Non-executive Director

Mr. Parkinson is a director of two private Guernsey investment companies, Mapeley Limited (owned by the Fortress Investment Group) and Aqua Resources Fund Limited. Mr. Parkinson is currently a Deputy, and the president of the Committee for Economic Development, in the States of Guernsey and was previously president of the States Trading Supervisory Board. Mr. Parkinson was also a director of Bailiwick Investments Limited, which is quoted on The International Stock Exchange. Mr. Parkinson is a past partner and director of PKF (Guernsey) Limited, accountants and fiduciaries. Mr. Parkinson is also a qualified barrister and holds a Master’s degree in Law from Cambridge University. Mr. Parkinson has been called to the Bar in London and is a Fellow of the Institute of Chartered Accountants in England and Wales. Mr. Parkinson has served as a director since 2009.

John Sievwright, Non-executive Director

Mr. Sievwright is the former Chief Operating Officer, International, of Merrill Lynch. Mr. Sievwright had a 20-year career with Merrill Lynch with a range of global leadership positions, including Chief Operating Officer, Global Markets and Investment Banking; President and Chief Operating Officer, Merrill Lynch Japan; and Head of Global Futures and Options (during which time he also served as the President of the Futures Industry Association). Prior to Merrill Lynch, Mr. Sievwright held finance and accounting functions at Bankers Trust and the Bank of Tokyo. He began his career as an auditor at Ernst & Young and qualified as a Chartered Accountant. He has an MA in accountancy and economics from the University of Aberdeen. Mr. Sievwright also serves as a trustee and chairman of the audit committee for a number of Aberdeen Standard Investments funds, and has previously served as the senior independent director and chairman of the audit and risk committee at ICAP plc (now NEX Group plc) and the senior independent director and chairman of the audit committee of FirstGroup plc. Mr. Sievwright has served as a director since May 2020.

a

86 Burford Capital Annual Report 2020

Governance
continued

Senior Management

The following table lists the names, positions and ages of the members of our Management Committee (which also includes Mr. Bogart as Chief Executive Officer):

Name	Age	Position
Craig Arnott	53	Deputy Chief Investment Officer
Jim Kilman	59	Chief Financial Officer
Mark Klein	53	Chief Administrative Officer and General Counsel
Jonathan Molot	54	Chief Investment Officer
Elizabeth O’Connell	54	Chief Strategy Officer
David Perla	51	Co-Chief Operating Officer
Aviva Will	52	Co-Chief Operating Officer

Craig Arnott, Deputy Chief Investment Officer

Prior to joining Burford in 2016, Mr. Arnott was a barrister at Sixth Floor Selborne and Wentworth Chambers in Sydney. Previously, he was a Partner and Head of Competition/Antitrust Law in London at the international law firm Fried Frank. During his time at Fried Frank, Mr. Arnott oversaw many significant transactions, serving as counsel to the pharmaceuticals company Merck in its acquisition of Schering- Plough and as European Counsel to Delta & Pine Land during its acquisition by The Monsanto Company. Before his time at Fried Frank, Mr. Arnott worked at Cravath Swaine & Moore in New York, Gilbert + Tobin in Sydney and Ashurst in London. Mr. Arnott earned his BCL and DPhil from the University of Oxford, where he is an alumnus of Balliol College and a Rhodes Scholar. He graduated at the University of Queensland with First Class Honours in both his Law and Arts degrees, with the University Medals in both. He clerked for the Honorable W. Pincus of the Federal Court of Australia.

Jim Kilman, Chief Financial Officer

Mr. Kilman was appointed Chief Financial Officer in August 2019, having previously served as Senior Advisor since 2017. Prior to joining Burford, Mr. Kilman was Vice Chairman of Investment Banking at Morgan Stanley, where he served as Burford’s investment banker. He spent 32 years in the investment banking business, including senior roles at Goldman Sachs, ABN AMRO and PaineWebber. Following his retirement from Morgan Stanley in 2016, he founded and became Chief Executive Officer of KielStrand Capital, a family office. Mr. Kilman currently serves as a Trustee of the MFS Mutual Funds, Boston, MA, and has served on several other public and private corporate boards previously. Mr. Kilman earned his MA and a BA in Economics from Yale University.

Mark Klein, Chief Administrative Officer and General Counsel

Prior to joining Burford in 2017, Mr. Klein spent 13 years at UBS in a wide range of corporate roles, including as Managing Director and General Counsel of its infrastructure and private equity business. Most recently, he was a General Counsel and Chief Compliance Officer at Marketfield Asset Management, a large US-registered investment adviser. Prior to that, Mr. Klein was General Counsel and Chief Compliance Officer at NewGlobe Capital, a registered investment adviser. Mr. Klein began his career at Weil, Gotshal & Manges. Mr. Klein earned his JD from New York University School of Law.

a

Burford Capital Annual Report 2020 87

Governance
continued

Jonathan Molot, Chief Investment Officer (CIO)

Prior to co-founding Burford, Mr. Molot founded Litigation Risk Solutions, a business that assisted hedge funds, private equity funds, investment banks, insurance companies and insurance brokers to develop litigation risk transfers where lawsuits threaten to interfere with M&A and private equity deals. In addition to his role at Burford, Mr. Molot is a Professor of Law at Georgetown University. Mr. Molot has taught on litigation risk management and finance at Harvard Law School, Georgetown University Law Center and George Washington University Law School. Mr. Molot served as counsel to the economic policy team on the Obama-Biden Presidential Transition Team and as a senior advisor in the Treasury Department at the start of the Obama Administration. He practiced law at Cleary Gottlieb in New York and at Kellogg Hansen in Washington, DC. Mr. Molot earned his BA magna cum laude from Yale College and his JD magna cum laude from Harvard Law School, where he was Articles Co-Chair of the Harvard Law Review and won the Sears Prize, awarded to the two top-performing students in a class of over 500. He clerked for US Supreme Court Justice Stephen Breyer.

Elizabeth O’Connell CFA, Chief Strategy Officer

One of Burford’s founders, Ms. O’Connell assumed the role of Chief Strategy Officer in August 2019, having previously served as its Chief Financial Officer and as a Managing Director responsible for overseeing the company’s finance function and investor relations. Prior to Burford’s founding, Ms. O’Connell was a Managing Director and Chief Financial Officer of Glenavy Capital, an international investment firm and a founding shareholder of Burford. Ms. O’Connell was also the Chief Financial Officer of Churchill Ventures Limited, a technology and media company listed on the American Stock Exchange. Earlier in her career, Ms. O’Connell was a senior Equity Syndicate Director at Credit Suisse. Before that, she spent the bulk of her investment banking career at Salomon Brothers (later Citigroup). She began her finance career in foreign exchange sales at Bank of America. Ms. O’Connell is a Chartered Financial Analyst. Ms. O’Connell earned her MBA in finance from The University of Western Ontario Richard Ivey School of Business and her BA from The University of Western Ontario. Ms. O’Connell has been married to Christopher Bogart, Burford’s Chief Executive Officer, since 1992.

David Perla, Co-Chief Operating Officer

Prior to joining Burford in 2018, Mr. Perla served as President of Bloomberg BNA Legal Division/Bloomberg Law, where he oversaw Bloomberg BNA’s legal and related products, including its flagship Bloomberg Law enterprise legal news, information and tools platform. Previously, Mr. Perla co-founded and was co-CEO and a director of Pangea3, the top-ranked global legal process outsourcing provider. Pangea3 was acquired by Thomson Reuters in 2010 and grew to over 1,000 employees globally under Mr. Perla’s leadership. Before launching Pangea3, he was Vice President of Business & Legal Affairs for Monster.com. Mr. Perla began his career in the New York office of Katten Muchin. Mr. Perla earned both his BA and JD from the University of Pennsylvania.

Aviva Will, Co-Chief Operating Officer

Prior to joining Burford in 2010, Ms. Will was a senior litigation manager and Assistant General Counsel at Time Warner Inc, where she managed a portfolio of significant antitrust, intellectual property and complex commercial litigation. She was also the company’s Chief Antitrust and Regulatory Counsel, advising senior management on antitrust risk and overseeing all government antitrust investigations and merger clearances worldwide. Ms. Will also served as the Assistant Secretary for the company, managing corporate compliance and governance for the company and Board. Prior to joining Time Warner, Ms. Will was a senior litigator at Cravath, Swaine & Moore LLP. Ms. Will earned her JD cum laude from Fordham University School of Law, where she was the Writing & Research Editor of the Fordham Law Review and a member of the Order of the Coif. She earned her BA from Columbia University. She clerked for the Honorable Stewart G. Pollock on the New Jersey Supreme Court.

a

88 Burford Capital Annual Report 2020

Governance
continued

Employees

As of December 31, 2020, Burford had a total of 133 full-time employees located in the US, the UK, Singapore and Australia, which includes 60 lawyers qualified in the US, UK, Australia, Hong Kong, South Africa, Switzerland and Israel.

Compensation

Director compensation

In 2020, our independent non-executive directors received cash fees for their Board and committee service, with additional fees for board service to our affiliates. These fees are paid quarterly in arrears, prorated for any partial period, and converted into the director’s local currency at the exchange rate on the date of payment.

The fees paid to each of our directors in 2020 were:

2020 Fees
Directors	(in U.S. dollar thousands)[1]
Sir Peter Middleton GCB[2]	204
Hugh Steven Wilson	140
Christopher Bogart[3]	-
David Charles Lowe OBE[2,4]	42
Robert Gillespie[5]	52
Andrea Muller[5]	3
Charles Nigel Kennedy Parkinson[2]	95
John Sievwright[5]	52
Total:	588
6.	Based on an exchange rate of $1.3618 per GBP at December 31, 2020.
7.	Includes fees for service to a subsidiary of: GBP 40,000 for Sir Middleton and GBP 10,000 for each of Mr. Lowe and Mr. Parkinson.
8.	Mr. Bogart was appointed to the Board in May 2020. As an Executive, Mr. Bogart does not receive compensation for his Board service in addition to his compensation as CEO. No director other than Mr. Bogart has an employment agreement or is entitled to any retirement benefits; Mr. Bogart’s arrangements are described in detail below.
9.	Mr. Lowe retired from the Board during 2020, and the amounts above reflect partial-year compensation.
10.	Mr. Gillespie, Mr. Sievwright and Ms. Muller joined the Board during 2020, and thus the amounts above reflect partial-year compensation.

Senior management and employee compensation

Our compensation programs are designed to incentivize performance and retention. For many of our employees, the primary forms of compensation are base salaries and performance-based annual bonuses; the more senior an employee, the more his or her compensation reflects corporate performance. This compensation mix in part reflects the origins of our team members, who typically hail from law firms and financial firms that also use this compensation approach. Most of our employees also participate in our LTIP and Retirement Plan. We also offer certain employees, depending on function and compensation level, participation in our carry program and our deferred compensation plan, and we offer all eligible employees the ability to invest in our private investment funds on a fee-less basis.

2016 Long-Term Incentive Plan

In 2016, shareholders approved a Long-Term Incentive Plan (LTIP), which was amended and extended by shareholder approval on May 13, 2020. The LTIP creates alignment between participants in the plan and public shareholders and creates a long-term retention vehicle. All of our employees may be granted awards under the LTIP and we typically make an initial LTIP grant to each new employee and periodic grants thereafter.

The LTIP is administered by the Compensation Committee of the Board of Directors. The Compensation Committee has discretion to select plan participants, determine the type and the number of awards and set the performance targets or adjust them in certain circumstances; provided that, in the period from 2016 to 2030, awards may not be granted under the LTIP if such grant would cause the number of shares that could be issued under the LTIP or any other share plan adopted by us to exceed 10% of our issued ordinary share capital at the proposed date of grant. The satisfaction of awards through the purchase of shares on the open market will be treated as an issuance of ordinary shares for the purposes of the above limit for so long as institutional shareholder guidelines recommend this. If awards are satisfied by a transfer of existing ordinary shares, the percentage limit stated above will not apply.

Awards under the LTIP are typically conditional share awards, which entitle participants to the right to acquire or receive shares for no or only a nominal payment or as phantom awards for tax and legal purposes. Vesting of awards is subject to satisfaction of service-based conditions, requiring that the participant remains employed by Burford at the

a

Burford Capital Annual Report 2020 89

Governance
continued

time of vesting, and may also require satisfaction of performance-based conditions set by the Compensation Committee at the time of grant. LTIP awards granted in 2020 and prior years included both performance and service-based conditions. Beginning in 2021, LTIP awards will continue to have service-based conditions while at least 50% of the awards granted to the employees who are part of our senior management must also have a performance-based condition. Awards generally cliff vest three years from the grant date and each performance-based condition is measured over the three financial years beginning with the financial year in which the award is granted.

The LTIP provides that annual awards will be made with a maximum grant date value of 200% of an employee’s base salary, provided that the Compensation Committee may grant an annual award with a value of up to 300% of an employee’s base salary in exceptional circumstances.

In the event of a participant’s termination of employment for any reason, other than death, disability or in certain circumstances at the discretion of the Compensation Committee (e.g., good leavers), prior to vesting, all outstanding awards will be forfeited. In the event of the participant’s death, disability or at the discretion of the Compensation Committee, outstanding awards will continue to vest until the end of the performance period and will be prorated based on the number of full months the participant was employed during the performance period. In special circumstances, the Compensation Committee has the discretion to accelerate vesting of the awards or alter proration or performance targets for outstanding awards.

Awards granted under the LTIP are subject to clawback provisions for up to five years from the vesting date in the following circumstances: (i) A material financial misstatement or miscalculation of our audited financial accounts; (ii) the assessment of any performance condition on vesting which was based on error, misleading information or inaccurate assumptions; or (iii) the gross misconduct of a participant.

In the event of a change of control or in the event of certain other extraordinary corporate transactions, outstanding awards will vest pro rata to the extent that any applicable performance conditions are deemed satisfied by such date and based on the number of full months the participant was employed during the performance period. The Compensation Committee has the discretion, in relation to the performance conditions, to adjust the vesting level if it considers that the performance conditions would have been met to a greater or lesser extent at the end of the full performance period. The Compensation Committee also has the discretion to modify award proration if it considers that the contribution of the management team to the creation of shareholder value during the applicable performance or vesting period would not otherwise be properly recognized.

During the period since the LTIP’s inception, we have issued awards in respect of less than 2% of our issued ordinary share capital. An award granted under the LTIP may be satisfied with new issue shares, a transfer of treasury shares or shares purchased in the market. To satisfy vesting of awards during 2020, we issued new shares. The following table sets forth the amount of outstanding LTIP awards and LTIP activity during the 2020 and 2019 fiscal year:

LTIP Activity (Shares in thousands)	2020	2019
Unvested LTIP awards at January 1	1,346	700
LTIP vested and distributed	(384)	-
New LTIP awards granted	1,715	695
Lapsed awards	(18)	(49)
Unvested LTIP awards at December 31	2,659	1,346

LTIP awards scheduled to vest during 2021	274	401

Carry program

In 2018, we began operating a “carry pools” plan arrangement where a portion of certain pools of assets (including nearly all capital provision–direct matters, except for asset recovery investments, and excluding investments in capital provision–indirect matters) originated in a calendar year are included in separate legal entities. Certain employees were invited to participate in a profits interest arrangement under which a portion of the cash profits in the carry pools are available for allocation to those employees. The carry pools plan provides employees with direct alignment to the cash performance of our assets. Those employees who participated in such arrangements paid full market value for the interests at the time of acquisition with (other than in the case of our senior management, to whom we do not extend loans) funds that we loaned to them. The profits interest is not remuneration for services provided to us or our subsidiaries. With effect from the end of 2020, in order to reduce operational complexity and align better with future anticipated accounting requirements, we restructured our carry pools plan to terminate the existing plan and replace it with a “phantom” carry program that will continue to reference the same assets and pay out to participating

a

90 Burford Capital Annual Report 2020

Governance
continued

employees (including senior management) as profits are received on those assets. Payments in the “phantom” carry program will be treated as remuneration.

Retirement savings

We offer a defined contribution 401(k) retirement plan to our US employees where employees make pre-tax or Roth contributions to a retirement savings account and we make a corresponding contribution to their accounts. A similar arrangement is in effect for UK employees.

For the year ended December 31, 2020, we contributed a total of $0.52 million for US employees and $0.27 million for UK employees to provide retirement savings for our employees.

In 2021, we began offering a deferred compensation plan, under which eligible employees can elect to defer a portion of their compensation until future years. The deferral period is a minimum of three years and payments may be elected to be received in a lump sum or in annual installments. During the deferral period, the participant’s account is notionally invested in investment funds available under the plan. We will make a matching contribution to an eligible employee’s deferral account to the extent it is notionally invested in Burford stock.

Senior management compensation

Aggregate compensation paid or accrued during 2020 (including cash bonus and other incentive compensation for the year that was paid in the following year) for our senior management as a group (8 people) is set forth below:

Compensation Type ($ in thousands)	2020	2019
Salary	6,434	4,666
Cash bonus	14,378	9,150
LTIP grant	5,825	7,550
Company matching contribution to 401(k) plan	106	106
Total:	26,743	21,472

Executive compensation

Mr. Bogart, our CEO, and Mr. Molot, our CIO, are employed under identical employment agreements which are set to expire on December 31, 2021. However, in February 2021, the Company, Mr. Bogart and Mr. Molot agreed to renew those agreements until December 31, 2024, in substantially the same form as entered into previously, without any changes to material terms. Upon expiration of the term, the employment agreements will renew automatically for successive one-year periods if neither we nor the relevant executive provides notice of an intent to terminate the agreement. Mr. Bogart and Mr. Molot receive identical compensation reflecting their roles as joint founders and leaders of our business, and both report directly to our Board. Each of the employment agreements provides for a base salary of $950,000 and an annual bonus tied to our income, excluding the impact of any fair value adjustments.

Earlier in Burford’s life, Mr. Bogart and Mr. Molot received annual discretionary bonuses in an amount set in the sole discretion of Burford’s Compensation Committee, which is and has always been composed solely of independent directors. Shareholders, however, expressed concern that the use of discretionary bonuses was undesirable and also could be affected by the presence of unrealized gain in Burford’s income. Heeding that shareholder feedback, Burford moved to a purely formulaic approach to annual bonuses for Mr. Bogart and Mr. Molot and excluded any consideration of unrealized gains from the bonus formula. While we understood shareholders’ motivations, we cautioned at the time that such an approach could increase—perhaps substantially—the volatility of the annual bonuses, because as matters (and particularly large matters) progressed satisfactorily towards resolution, generating unrealized gain, the annual bonuses would not include any consideration of that unrealized gain. Instead, when a large matter concludes, all its profit becomes bonus-eligible in the year of conclusion, instead of being spread more ratably over prior years. To be sure, this achieves the goal of only paying bonuses when Burford is sure to achieve the related profit, but it has the potential to cause significant volatility in bonus amount payouts, ranging from larger bonuses than might be expected in some years and smaller bonuses in other years, which was the case in 2020, when Burford generated record-breaking levels of cash realizations. Moreover, US tax rules substantially prohibit the deferral or other alteration of compensation approaches once the relevant service period (i.e., the financial year) has begun. Thus, Mr. Bogart and Mr. Molot are entitled to a substantially larger bonus for 2020 than for 2019.

However, Mr. Bogart and Mr. Molot are both conscious of 2020’s global difficulties and the fact that Burford has largely held its compensation levels flat for other employees, and thus they have elected to invest any 2020 bonus in excess of their 2019 bonus in Burford stock, to demonstrate their faith in the business and their alignment with shareholders.

a

Burford Capital Annual Report 2020 91

Governance
continued

Thus, their bonuses will be dealt with as follows: (i) They will receive $2.25 million each in cash bonus, the same level as last year; (ii) they will receive $1.85 million each in LTIP grants consistent with their employment agreements, which permit the Company to pay up to 50% of their bonuses in LTIP awards (or such lesser amount as necessary to comply with the LTIP); and (iii) they will use the remainder of their bonus, $2.25 million each, to purchase Burford stock in the market with the after-tax proceeds.

Mr. Bogart and Mr. Molot are also participants in the 401(k) defined contribution plan and the carry pools plan. In 2020, each executive contributed to the 401(k) defined contribution plan and we made a matching contribution of $11,400 for each of them. They each received a payment of $2,257 in 2020 from the carry pools plan.

In addition, Mr. Bogart and Mr. Molot take advantage of the opportunity offered to all eligible employees to invest in our private investment funds on a fee-less basis, again showing their alignment with investors. As of December 31, 2020, each executive’s total commitments to such funds totaled $2,000,000.

Holdings of directors and senior management

The tables below set forth the holdings of directors and senior management as of February 28, 2021.

Director holdings

			Bonds owned
	Shares	% of shares	(principal	Commitments to
	owned	outstanding	amount)	managed funds
Sir Peter Middleton GCB	100,000	*	—	—
Hugh Steven Wilson	275,000	0.1	$ 400,000	$ 1,500,000
David Charles Lowe OBE**	100,000	*	£300,000	—
Robert Gillespie***	—	—	—	—
Andrea Muller****	—	—	—	—
Charles Nigel Kennedy Parkinson	8,000	*	—	$ 50,000
John Sievwright***	10,000	—	—	—
Directors – total	493,000	0.2	$ 809,470	$ 1,550,000
*	Represents less than 0.1%
**Retired from the Board at the 2020 AGM.
***Elected to the Board at the 2020 AGM.
****Joined the Board in December 2020

Senior management holdings

			Bonds owned
	Shares	% of shares	(principal	Commitments to
	owned	outstanding	amount)	managed funds
Christopher Bogart*	9,036,887	4.1	$500,000	$2,000,000
Jonathan Molot	9,650,000	4.3	$500,000	$2,000,000
Senior Management as a group (8 people)**	19,197,403	8.8	$1,000,000	$4,975,000
*	Mr. Bogart was elected as a director at the 2020 AGM. Represents securities held directly and indirectly by Mr. Bogart, over which he has or shares voting and dispositive control, but does not include shares held by Elizabeth O’Connell, Mr. Bogart’s spouse, and our Chief Strategy Officer, as to which Mr. Bogart disclaims beneficial ownership.
**

Reflects securities held directly and indirectly by Mr. Bogart and Mr. Molot, Ms. O’Connell and the five other members of our senior management listed above, including 48,822 shares underlying LTIP awards that are expected to vest within 60 days of February 28, 2021, none of which are held by Mr. Bogart or Mr. Molot.

Corporate governance

Policies

We have adopted the Guernsey Finance Sector Code of Corporate Governance (the Finance Sector Code), and our compliance has been the subject of regular reporting to and oversight by our Board.

Other than during pandemic times, our Board holds an in-person meeting every quarter during which it reviews thoroughly all aspects of the businesses’ strategy and performance; the directors spend at least one evening and one full day together for each meeting. During 2020, the Board met in person in February 2020 and then conducted its other three meetings virtually; all current directors attended every 2020 Board meeting for which they were eligible.

a

92 Burford Capital Annual Report 2020

Governance
continued

Our Chief Executive Officer and Chief Investment Officer participated in the entirety of each board meeting (other than the closed session discussed below), joined as appropriate by other senior members of management. Our Board reviews its performance and director compensation annually and regularly discusses succession planning and management oversight. Our Board meets in closed session without management present at each of its meetings.

Our Board also operates through three committees composed entirely of independent directors, Audit, Compensation and Nominating and Governance, all of which meet throughout the year as required. The Compensation Committee reviews and approves compensation and LTIP awards for all staff. The Audit Committee plays an active role, not only in overseeing the audit process and managing non-audit services to ensure the continued independence of the auditors, but also in addressing investment valuations, an area of key judgment for the business. The Nominating and Governance Committee reviews, and makes recommendations to the Board regarding, the composition of the Board and its committees and also oversees environmental, social and governance matters generally. Sir Peter Middleton also chairs the Board of Burford Capital Holdings (UK) Limited, a significant Burford subsidiary, to ensure non-executive oversight; Mr. Wilson will also assume that chairmanship when Sir Peter retires at the May 2021 AGM.

Our directors are experienced and collectively well-versed in the legislative and regulatory environment in which we operate. They are provided with relevant information in a timely manner (including a daily business update) and kept abreast of relevant information so that they can discharge their duties. Our Board has overall responsibility for our governance, strategy, risk management and key policies and engages in robust scrutiny of the business and its investment portfolios. Our Board regularly evaluates its own performance and discusses improvements to its structure and processes.

Our Board is subject to our various integrity policies, including with regard to conflicts of interest, self-dealing and fiduciary duties.

At its quarterly meetings, our Board is presented with materials so it can meaningfully assess our performance, measure the impact of the businesses’ strategy and evaluate its position. We have a significant professional finance function that provides detailed management reporting and also prepares financial statements pursuant to International Financial Reporting Standards. Our Board is in regular contact with Ernst & Young, our auditors. Our Board has ultimate responsibility for our objectives and business plans.

Our Board maintains oversight of risk by way of a comprehensive risk presentation at every quarterly Board meeting. We have a robust management team focused on risk, including a Chief Compliance Officer, a General Counsel and a number of other in-house lawyers. In addition, dozens of the businesses’ professional staff are lawyers, including many of the businesses’ most senior managers.

Our Board ensures appropriate and timely reporting pursuant to all applicable obligations.

The Compensation Committee of our Board reviews and approves compensation for all employees and appointees. The Compensation Committee is responsible for setting our remuneration policy which is consistent with effective risk management.

Our Board’s general practice is to disclose publicly adequate materials relevant to our performance whenever necessary or practical. Our Board provides the annual general meeting as a forum for shareholders to exercise their rights as well as supervises a robust investor relations program.

Our adoption of the Finance Sector Code is current as of December 31, 2020, and is reviewed as part of our annual reporting process. There are no material departures from our obligations under the Finance Sector Code.

Performance

Our Board is responsible for our corporate governance. In order to progress our objectives, our Board meets regularly and is responsible for organizing and directing us in a way that promotes our success. Our Board is provided with full and timely access to all relevant information.

The principal matters considered by our Board in 2020 included:

▪	Burford’s strategy, related key performance measures and annual budget
▪	Regular reports from the Chief Executive Officer
▪	Reviews and updates on Burford’s businesses and functions

a

Burford Capital Annual Report 2020 93

Governance
continued

▪	Reports and updates on the investment portfolio and specific investments
▪	Regular reports from the Board’s committees
▪	Remuneration and pension matters including reward
▪	Philosophy and strategy
▪	Recommendations of the Audit Committee on the fair value of investments
▪	The Annual Report & Accounts, the Interim Report and other ad hoc updates
▪	Capital management strategy, dividend policy and dividends
▪	Enterprise capability and individual succession plans
▪	Burford’s response to the Covid-19 pandemic

We have an established organizational structure with clearly defined lines of responsibility to and delegation of authority by our Board.

We have adopted a number of key documents related to our corporate governance, including:

▪	Audit Committee Charter
▪	Compensation Committee Charter
▪	Nominating and Governance Committee Charter

These documents and other important information on our governance are posted on our website and may be viewed at https://www.burfordcapital.com. Shareholders may direct their requests to the attention of our Investor Relations team at IR@burfordcapital.com. The information on, or that can be accessed through, our website is not incorporated by reference into this registration statement.

Committees of the Board

Audit Committee

The Audit Committee is comprised of Charles Parkinson (chair), Robert Gillespie, Andrea Muller and John Sievwright. Our Board has determined that each member of the Audit Committee meets the definition of “independent director” for purposes of serving on an audit committee under applicable SEC and NYSE rules. Each member of the Audit Committee is financially literate and our Board has determined that each of Messrs. Parkinson, Gillespie and Sievwright qualifies as an “audit committee financial expert,” as defined in applicable SEC regulations.

The Audit Committee is responsible for:

▪	Monitoring the integrity of our financial statements
▪	Reviewing the effectiveness of our internal controls and risk management systems
▪	Reviewing our arrangements for concerns to be raised, in confidence, about possible wrongdoing in financial reporting or other matters
▪	Reviewing and advising the Board on the need for an internal audit function as we develop
▪	Overseeing the external audit process, including making recommendations relating to their appointment, approval of their remuneration and terms of engagement and assessing their independence and qualifications
▪	Developing and implementing a policy on the supply of non-audit services by the external auditor
▪	Meeting regularly with the external auditor, including at least once without management, and review the findings of the audit
▪	Exercising oversight of the Company’s whistleblower program
▪	Handling such other matters that are specifically delegated to the Audit Committee by the Board

a

94 Burford Capital Annual Report 2020

Governance
continued

Compensation Committee

The Compensation Committee is comprised of Hugh Steven Wilson (chair), Charles Parkinson and John Sievwright. Our Board has determined that each member is “independent” as that term is defined in the applicable SEC and NYSE rules. The Compensation Committee is responsible for:

▪	Determining and agreeing with the full Board on the remuneration for the Company’s Chief Executive Officer and Chief Investment Officer and the remuneration policy for other senior employees
▪	Within the terms of the remuneration policy and on consultation with the Chief Executive officer, determining the total individual remuneration package of each designated senior executive
▪	Approving the design of, and determining targets for, and performance-related pay structures
▪	Reviewing the design of all share incentive plans
▪	Determine the policy for, and scope of, any pension arrangements

Nominating and Governance Committee

The Nominating and Governance Committee is comprised of Sir Peter Middleton (chair), Robert Gillespie and Hugh Steven Wilson. Our Board has determined that each member is “independent” as that term is defined in the applicable SEC and NYSE rules. The Nominating and Governance Committee is responsible for:

▪	Reviewing the structure, size and composition of the Board and making recommendations with respect to any changes
▪	Identifying and nominating candidates for the approval of the full Board to fill vacancies on the Board as and when they arise
▪	Formulating plans for succession for directors and senior management
▪	Overseeing the Company’s ESG program
▪	Reviewing the leadership needs of the Company

Exemptions from NYSE corporate governance rules

We are a “foreign private issuer” under the securities laws of the United States and the rules of the NYSE. Under the securities laws of the US, “foreign private issuers” are subject to different disclosure requirements than US domiciled registrants, as well as different financial reporting requirements. Subject to certain exceptions, the rules of the NYSE permit a “foreign private issuer” to follow its home country practice in lieu of the corporate governance requirements of the NYSE. We are not required to and do not meet the following NYSE corporate governance requirements (i) the requirement of an annual performance evaluation of the audit, (ii) the requirement to adopt and disclose corporate governance guidelines and (iii) the requirement to have an internal audit function.

a

Burford Capital Annual Report 2020 95

Governance
continued

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table and the footnotes below set forth certain information regarding the beneficial ownership of our outstanding ordinary shares as of February 28, 2021, or such held by each person or entity that we know beneficially owns 5% or more of our ordinary shares. Beneficial ownership does not necessarily imply that the named person has the economic or other benefits of ownership. For purposes of this table, in accordance with applicable SEC rules regarding the determination of beneficial ownership, shares subject to options, warrants or rights or shares exercisable within 60 days of February 28, 2021, are considered as beneficially owned by the person holding those options, warrants or rights. The applicable percentage of ownership of each shareholder is based on 219,049,877 shares of ordinary shares outstanding as of February 28, 2021.

	Number of ordinary shares
	Beneficially Held
	Number		% of Shares
Identity of Person or Group	of shares		outstanding
Mithaq Capital	23,021,070	(1)	10.51%
Conifer Management LLC	14,000,000	(2)	6.39%
Invesco Ltd.	13,987,058	(3)	6.34%
(1)	Based solely on a Schedule 13G filed on December 31, 2020. Represents ordinary shares beneficially owned as of December 31, 2020 by Mithaq Capital SPC, having received the shares without consideration from Mithaq Capital, an affiliated entity. Based on the absence of any TR-1 disclosures, Mithaq Capital did not beneficially own a disclosable shareholding in the Company as of March 31, 2018. As previously reported in a TR-1, (a) as of March 31, 2019, Mithaq Capital beneficially owned 11,122,413 ordinary shares of the Company, constituting 5.10% of the then outstanding shares and (b) as of August 18, 2020 Mithaq Capital beneficially owned 23,021,070 ordinary shares of the Company constituting 10.51% of the then outstanding shares.
(2)	The share amount in the table above was reported in a TR-1 on March 12, 2020. Based on the absence of any TR-1 disclosures, Conifer Management LLC did not beneficially own a disclosable shareholding in the Company as of March 31, 2018. As previously reported in a TR-1, as of March 31, 2019, Conifer Management LLC beneficially owned 14,000,000 shares of the Company, constituting 6.40% of the then outstanding shares.
(3)	Based solely on a Schedule 13G filed on February 16, 2021. Represents ordinary shares beneficially owned as of December 31, 2020 by Invesco Ltd. As previously reported in a TR-1, (a) as of March 31, 2018, Invesco Ltd. beneficially owned 41,223,189 ordinary shares of the Company, constituting 19.79% of the then outstanding shares, (b)as of March 31, 2019, Invesco Ltd beneficially owned 30,399,798 ordinary shares of the Company, constituting 13.90% of the then outstanding shares and (c) as of February 24, 2020, Invesco Ltd. beneficially owned 20,793,302 ordinary shares of the Company, constituting 9.49% of the then outstanding shares.

We have a single class of ordinary shares and, accordingly, our major shareholders have the same voting rights as our other shareholders.

As of February 28, 2021, based on a preliminary analysis of our shareholders and share register, approximately 42% of our outstanding ordinary shares were held by residents of the US, with 12 record holders in the US, and significantly more shareholders through banks, brokers and other nominees .

Information about the beneficial ownership of our directors and senior management is provided above at page 92.

Related party transactions

Since January 1, 2020, each of Hugh Steven Wilson, David Charles Lowe , Charles Nigel Kennedy Parkinson, and Christopher Bogart had a commitment to certain of our managed funds and/or holdings of our bonds, as disclosed above under “Holdings of directors and senior management”.

Certain capital provision assets held by Burford are held in the form of interests in associates or joint ventures and are related parties of the company. The nature of these investments and associated transaction details are disclosed in notes 24 and 30 to our consolidated financial statements.

a

96 Burford Capital Annual Report 2020

Corporate responsibility

Third-party funding of legal disputes is a fundamental part of civic responsibility and the rule of law.

Litigation and arbitration serve to resolve disputes over the allocation of costs and resources; as long as resources are scarce, their efficient allocation is essential to an economy’s productivity, jobs and national income. As New York Supreme Court Justice Eileen Bransten ruled, “litigation funding allows lawsuits to be decided on their merits, and not based on which party has deeper pockets”.

In the UK, former Supreme Court President Lord Neuberger has stated “litigation funding is the lifeblood of the justice system”. More specifically, he has said that “obtaining advice and representation does not merely mean that competent lawyers exist; it also must mean that their advice and representation are sensibly affordable to ordinary people and businesses: Access to justice is a practical, not a hypothetical, requirement. And if it does not exist, society will eventually start to fragment”.

As the leading worldwide provider of legal finance, Burford is integrally linked to the delivery of commercial justice, the efficient allocation of scarce economic resources and better social outcomes. Responsibility is embedded in the intrinsic economic activity of our enterprise.

Furthermore, across our business every day we practice the responsibility of our economic enterprise at an individual level; not solely as a reaction function to changing external policies or guidelines but because it has always made sense for us as a business matter. Take for instance our people: We hire from the best law firms, and a lot of these people are women. We hear from our team—women and men—that they value the more collaborative work approach at Burford as well as the culture of respect that we have built. We are fiercely proud that, as a result, women are well represented at every level of our company. Indeed, although we are yet to achieve complete headcount equanimity, other finance firms would vie for our gender workforce balance. As a result, we do a lot that reflects the values of our women, as well as our men. One of our most prominent is The Equity Project, a groundbreaking initiative we have designed and implemented to help close the gender gap in law by providing an economic incentive for change through a $50 million pool of capital earmarked for financing commercial litigation matters led by women. This is good business, as well as the right thing to do.

Lawyers are regularly at the forefront of social change, and Burford’s team is no exception. Many of our lawyers have litigated—often pro bono—some of the most significant social issues of the day and continue to be involved in such issues while at Burford. Indeed, we are a paradigm of a firm with a deep focus on responsibility by virtue of who we are, what we do and our culture.

To set some context for our corporate responsibility reporting it must be remembered that Burford is a finance firm with a small workforce of 133 people, of which 60 are lawyers. All our employees are “knowledge workers”. Burford does not manufacture or produce anything tangible, and its entire physical footprint is contained in relatively small offices that house our employees, their technology and their files—and little else. Indeed, for the duration of the global pandemic, our business has been almost entirely operated from the homes of our people. The tools of our trade are words and numbers, telephones and computers. We are not participants in any global supply chain. Thus, many ESG factors that are of deep concern with respect to many other multinationals do not apply to Burford.

Be that as it may, we recognize that every business has a responsibility to account for its impact on environmental, social and governance (ESG) factors. In so doing, we have relied on guidance on the integration of ESG into investor reporting and communication from a number of sources, including the United Nations-supported Principles for Responsible Investment, to which many of our investors are signatories, the influence of which has been seen in the amendments to the UK Stewardship Code.

Executive accountability for Burford’s ESG impact resides with an internal ESG committee, headed by Co-Chief Operating Officer David Perla and General Counsel and Chief Administrative Officer Mark Klein, while our Commitment Committee screens new financing opportunities with an ESG lens, for instance avoiding assets that might add to the impoverishment of poor developing countries. Board level oversight and scrutiny of our corporate responsibility is provided at regular Board meetings and is specifically vested in the Nominating and Governance Committee.

a

Burford Capital Annual Report 2020 97

Corporate resonsibility
continued

We now review in more detail Burford’s approach through the screen of the 14 ESG themes set forth in the FTSE Russell ESG model that is aligned with the United Nations Sustainable Development Goals. As our organization and investor corporate responsibility reporting expectations evolve, Burford will continue to adapt its annual ESG review accordingly.

Environmental

Climate change

As inhabitants of the planet, Burford and its employees are deeply concerned about climate change and its accelerating impact on the world in which we all live.

While Burford has much less impact on climate change than many companies, we nonetheless are focused on what we can do. A key initiative at Burford is to try to limit our carbon footprint. We make extensive and increasing use of videoconferencing to minimize physical travel, and when we do travel, we endeavor to do so efficiently and to combine multiple initiatives into a single trip. We emphasize choices such as ridesharing in preference to higher footprint activities such as rental cars.

In our offices, we are sensitive to environmental issues. For instance, our three largest offices, in New York, London and Chicago, all utilize motion sensitive lighting to limit electricity consumption to occupied working spaces. Our Chicago office is located in a LEED (Leadership in Energy and Environmental Design) Platinum building. Our New York office conserves energy by halting heating ventilation and air conditioning overnight. Due to the age of the built environment, London presents greater challenges in terms of energy-efficient buildings for tenants of our size and budget, but our team there has led environmental stewardship efforts by driving a recycling initiative between building management, other tenants and the municipal authority. The London office is certificated under the UK government’s energy performance assessment system. As a general matter, however, Burford is not a sufficiently large tenant to control any of the building systems or operations where our offices are located and thus we are reliant on our landlords; nor are we able to obtain actual data about our own activity levels around items such as emissions.

Though our carbon footprint is small, we recognize it is the responsibility of every business to contribute to the United Nations goal of carbon neutrality by 2050. We have commenced work to assess how we might address this global challenge and we intend to provide a further update on this activity when it is completed .

Pollution and resources

Burford has two approaches to combating pollution.

First, we discourage the creation of potentially polluting materials. In our business, that means mostly paper. This is an excellent example of a valuable ESG theme arising out of a sound business justification separate and apart from its societal benefits. We strongly discourage printing of materials and encourage our employees to work on-screen with digital copies. There are cost and environmental benefits to such an approach, to be sure, in that we use less paper, less toner and require fewer printers, but there are also core security benefits: printing the kind of routinely sensitive material with which we work increases the risk of disclosure of that material.

Second, we operate a robust recycling program in each of our offices and we discourage single-use items such as plastic water bottles; we have installed water filtration systems in each office instead.

Water use

Our only water use is for office bathroom and drinking use. As part of our tenancy in LEED-certified buildings, our bathrooms use less water than traditional fixtures.

Biodiversity

This theme has little relevance to Burford’s business.

Social

Human capital and labor standards

Burford’s team is one of its key competitive advantages, and we expend considerable effort to create an environment that is appealing to the kind of people we recruit and to continue their development once employed. Competitive compensation is certainly an important part of that dynamic, but so too is a collaborative environment and mutual respect.

a

98 Burford Capital Annual Report 2020

Corporate resonsibility
continued

We also devote considerable resources to training and developing our team, especially as incoming employees are generally coming into the legal finance industry from adjacent industries for the first time—and indeed that is a limitation on our growth, as we believe that there is a limit to the number of people we can properly assimilate at any given time in light of the need to develop and inculcate them in not only Burford’s approach but the fundamentals of the industry.

Our flagship training program is delivered through our internal Burford University platform from which we provide general training open to all employees on topics of substantive interest such as company policies, our client services and technical expertise or generic industry know-how. In 2020 we provided approximately one session per month, with archived materials available to employees for replay access and learning. In addition, we provide mandatory compliance and data security training, departmental training on substantive topics and procedures specific to the responsibilities of the function’s team members and external training for specialists to maintain their professional credentials.

We also have a workforce with significant diversity across many differing metrics. We emphasize this not merely because we believe that diversity is a social good, but because it helps our investment decision-making. Fundamentally, our business is about trying to predict litigation outcomes. Those outcomes are determined by a wide range of people from differing backgrounds and with built-in predilections based on their own backgrounds and experiences. We will do a better job of predicting outcomes if we can field diverse teams who will consider possible investments from multiple perspectives.

When it comes to gender diversity, Burford has a long track record of having a substantial population of senior women. We have a much flatter organizational structure than many firms and, as a result, the Hampton-Alexander test does not fit us particularly well. However, taking the intent of the test and applying it to Burford, we stand at 33% women in leadership (13 of 39 executives). Moreover, we have a significant number of very senior women at Burford: The Chief Strategy Officer, Co-Chief Operating Officer, Chief Marketing Officer, Managing Director & Chief Innovation Officer, Chief Compliance Officer, Deputy General Counsel, Director of Global Public Policy and Managing Director-Litigation Finance IP roles are all filled by women. The heads of our New York and Chicago offices are both women. We also have 23, or 38%, women in the grade at the level of Vice President and higher, with at least two women at each level. Globally, women represent 43% of our full-time employees, up one percentage point over 2019.

But gender is not our sole focus. We actively seek individuals with other differing backgrounds and life experience, and create an environment where all are welcome. For example, we have a number of LGBTQ+ employees, including in senior positions, and we have parental leave and other policies that accommodate the diversity of lifestyles present in our firm. We seek out people with multicultural or multijurisdictional experience and have many people who are multilingual or have professional qualifications in more than one country. When hiring, we actively consider diversity in all of its forms, including but not limited to gender and race. We are committed to continuing to improve our racial diversity.

As Burford has grown, we have focused on management depth, succession planning and the removal of key-person risk, and we are very pleased with our progress. We have a deep bench of experienced, sophisticated managers and we have been able to create redundancy across the organization, along with a substantial record of promoting from within. Indeed, we just announced 18 internal promotions as part of our annual review process.

Burford has historically enjoyed quite low employee turnover after employees have been with us for a period of time. We consider training and development to be essential to attract and retain people of the highest caliber and we invest significantly in this area. Our performance management processes, career coaching and tailored training opportunities enable our people to develop and grow core skills, increase technical competence and develop into future leaders. There can, however, be an assimilation period upon joining Burford that does lead to some turnover, as we are generally hiring people who have not before previously done legal finance, and some recruits ultimately do not find a fit. Of the 59 employees who worked at Burford for at least three years, only three left during 2020.

Burford engages in a number of practices around employee engagement and development. We remain a small organization. The senior management team knows every employee in person. We regularly hold events to which every employee is invited and we conduct Q&A sessions with senior management; we conducted 13 company-wide town halls in 2020 at which employees could question anonymously the CEO and CIO. We have an entrepreneurial culture where anyone is welcome to email the CEO about anything. But we also do more traditional things, like annual 360° performance reviews during which we actively solicit feedback about the business and its initiatives. And, of course, we have channels for reporting misconduct or other workplace issues. Employees are asked to escalate any known or

a

Burford Capital Annual Report 2020 99

Corporate resonsibility
continued

suspected compliance policy violations or misconduct to the Chief Compliance Officer or, if they prefer, employees have the option to call or email a hotline (which is administered by a third party) on an anonymous basis. Burford also maintains a global anti-retaliation and whistleblower policy. Nothing in the policy prohibits an employee from reporting potential violations of law or regulation directly to a government agency. Retaliation of any type against an individual who reports any suspected misconduct or assists in the investigation of misconduct is strictly prohibited.

We are proud to have assembled what is arguably the leading and most experienced team in the legal finance industry. Not only do we bring hundreds of years and billions of dollars of litigation experience, but our team is multidisciplinary as well, with senior and experienced finance and investment professionals—a critical component in any investment decision making undertaking. We would encourage shareholders to visit our website to review the biographies of all of our team members.

Health and safety

Burford does not face many traditional health and safety issues in its workplace given the nature of its business. We have never had a material workplace accident or injury. Nevertheless, we take protecting the safety of our workplaces seriously, providing our people with regular fire safety training across our principal office buildings and periodic training on sexual harassment and other health and safety matters.

We are focused on employee health and wellness. To that end, because the US does not have a national healthcare scheme, Burford offers its US employees and their families a choice among several funded health insurance options, including high- and low-deductible plans, and a contribution to a government authorized “health savings account” that can be used to pay for uninsured medical expenses. The economics of US healthcare are such that healthcare costs can be a source of very considerable stress and distraction for employees, and we are pleased to be able to offer this benefit to remove those strains—and to ensure that nothing stands in the way of employees obtaining medical care. As to benefits more broadly, we offer competitive benefit plans in each of the countries where we operate, and those plans are offered to all employees across the business.

Customer responsibility

Our clients are at the heart of Burford’s business and it is a measure of our management of client relationships that 70% of initial clients return for incremental transactional business. We inculcate a culture of client-focused business. We seek to add real value to our interactions with clients and to work together to maximize successful outcomes. We strive for clarity and fairness in our dealings with clients, including clear and straightforward legal documents and honest appraisals of the investment prospects of potential matters. We support our clients with industry-leading insights, reports and white papers, assisting their understanding of our legal finance solutions and how they can add value to their firm’s business.

Choosing to work with Burford allows our clients to benefit from our scale, access to permanent capital, track record and expertise. Although generally we are passive investors and do not control the matters in which we invest, clients welcome the value we add beyond capital. Working with clients at any stage, we respond quickly with in-house expertise, offer competitively priced capital, close transactions efficiently, and offer additional value by helping clients build litigation budgets and develop damages theories, commenting on draft briefs, joining moot courts and assisting in expense management. Lawyers trust Burford as the world’s most experienced, transparent and well-capitalized provider of finance to the legal market.

Human rights and community

While not the typical ESG discussion around this theme, Burford does have an unusual take on this issue. Our capital can change outcomes in litigation matters, and in particular our capital can create outcomes that may be legally correct but challenging when viewed through a broader lens. Said another way, how do we decide whether there are cases we will elect not to finance, even if their merits are strong and they are likely to prevail and generate returns?

That is a core function for our Commitment Committee. We not only consider legal and economic analysis, but also the holistic viewpoint of a potential legal finance asset. As just one example, Burford refrains from financing litigation against impoverished small states, even when the underlying cases may well have merit, because we do not wish to put those governments in a position of having to reduce essential services to their populations in order to satisfy our returns.

a

100 Burford Capital Annual Report 2020

Corporate resonsibility
continued

We also consider carefully the underlying claims and their societal impact. This is less commonly an issue with corporate claimants as those companies tend to be defendants rather than plaintiffs. Nonetheless, the issues are very much front of mind when we review potential financings.

We endeavor to be good citizens within the legal communities in which we operate, and we support a variety of initiatives. We are also supporters of the work of the RAND Institute for Civil Justice, which is dedicated to making the US civil justice system more efficient and more equitable by supplying government and private decision-makers and the public with the results of objective, empirically based, analytic research. Its research analyzes trends and outcomes, identifies and evaluates policy options and brings together representatives of different interests to debate alternative solutions to policy problems. We do not make any political contributions and our charitable contributions are limited to the law-related organizations discussed above along with a modest budget for charitable events to support clients or Burford people.

We are committed to preventing any form of slavery and human trafficking. We seek to ensure that there are no such practices in our business and supply chain. During the year we sent out a staff communication to raise awareness and continued to include anti-slavery considerations into supplier selection and due diligence. Burford’s full policy on Modern Slavery can be found on our website. Our vision is to provide an inclusive and respectful environment in which each individual is motivated to make their fullest contribution, in which they consider themselves to be fairly recognized, rewarded and included regardless of gender, age, race, sexual orientation, disability, religion or beliefs. We do not tolerate discrimination of any kind and comply fully with appropriate human rights legislation. We aim for our employees to have a sense of wellbeing, and we promote a working culture where employees can freely question practices and suggest alternatives.

Governance

Anti-corruption

Burford is highly sensitive to issues around corruption, sanctions and money laundering. We run extensive compliance programs to ensure we are in the right place on these issues, and we take seriously allegations of corruption in matters we finance and diligence them with great care. We rely not only on our legal and compliance team but also on specialized outside counsel.

Corporate governance

We suggest that a number of the precepts of current corporate governance need to be considered in the relatively unique context of Burford. We have built a large and complex business quite rapidly; Burford only came into existence in late 2009. Moreover, our business and the industry in which we operate have regularly seen seismic changes during the decade of our existence. We believe that there is enormous value in a board, at this stage of our existence, that is deeply experienced in the business and has lived through its growth and history. We believe shareholders would be poorly served by rotating our directors off the Board simply because they have served for ten years, for example.

Nevertheless, we have listened to our shareholders and we have started the process of making a number of changes to our corporate governance. David Lowe retired as an independent non-executive director at the May 2020 AGM and we are grateful to Mr. Lowe for his wise counsel since Burford’s founding. Three new directors were appointed at the May 2020 AGM, Robert Gillespie and John Sievwright as independent non-executive directors and Christopher Bogart, our CEO, as an executive director. In December, we also appointed Andrea Muller as an independent non-executive director and Burford’s first female board member. Messrs. Gillespie and Sievwright and Ms. Muller have joined the audit committee. Sir Peter Middleton will retire at the May 2021 AGM and will be replaced as Chairman by Hugh Steven Wilson, currently Deputy Chairman; Mr. Wilson is actively engaged in that transition process. Also, Mr. Parkinson, another of Burford’s original directors and the Chairman of the Audit Committee, will continue to serve (if reelected) for two more years to transition that role to one of the newly appointed directors, and will retire from the Board at the 2023 annual general meeting. Finally, in October we completed the establishment of our dual equity listing with the admission of our shares to the New York Stock Exchange.

Tax transparency

Burford is transparent about its tax status, including disclosing tax paid by jurisdiction in the notes to our financial statements. We include a more detailed discussion of our tax situation on page 19 of the “Financial and operational review”.

a

Burford Capital Annual Report 2020 101

Directors’ report

To our shareholders:

The Directors present their Annual Report and the audited consolidated financial statements of the Group for the year ended December 31, 2020.

Business activities

Burford Capital Limited (the “company”) and its subsidiaries (the “Subsidiaries”) (together the “Group”) provide capital, asset management, financing and risk solutions with a focus on the legal sector. The Company is incorporated under The Companies (Guernsey) Law, 2008. Shares in the Company were admitted to trading on AIM, a market operated by the London Stock Exchange, on October 21, 2009 and on the New York Stock Exchange on October 19, 2020.

Corporate governance

The Directors recognize the high standards of corporate governance demanded of listed companies. The Company has adopted and complied with the Guernsey Code of Corporate Governance (the “Code”).

Results and dividend

The results for the year are set out in the consolidated statement of comprehensive income on page 107.

Burford did not pay an interim dividend for 2020. The directors are proposing a final 2020 dividend of 12.5¢ per share on June 18, 2021 to shareholders on the register at the close of business on May 28, 2021.

Burford paid an interim dividend for 2019 of 4.17¢ in December, 2019. Given the economic uncertainties of the Covid-19 pandemic, the Directors did not pay a final dividend for 2019.

Because the Company is a US dollar-denominated business, dividends are declared in US dollars. For UK shareholders, those dividends will then be converted into Sterling shortly before the time of payment and paid in Sterling. Any UK shareholder who would like to receive dividends in US dollars instead of Sterling should contact the Registrar. US shareholders will automatically receive their dividends in US dollars unless they request otherwise.

Going concern

The Directors of the Company have reviewed and challenged Management’s assessment of the ability of the Group to continue as a going concern. The details of this assessment, including the impacts of the Covid-19 pandemic, is included in note 2 to the consolidated financial statements on page 111 of this report. Based on this review the Directors believe that the Group has the ability to meet its financial obligations as they fall due for a period of at least twelve months from the date of approval of the financial statements.

Directors

The Directors of the Company who served during the year and to date are as stated on page 84 of this report.

Directors’ interests

The interests of the Directors are as stated on pages 89 and 92 of this report.

Statement of Directors’ responsibilities in relation to the Group financial statements

The Directors are responsible for preparing the Annual Report and the Group financial statements in accordance with applicable Guernsey law and International Financial Reporting Standards.

Under the Companies (Guernsey) Law, 2008, the Directors must not approve the Group financial statements unless they are satisfied that they give a true and fair view of the financial position, financial performance and cash flows of the Group for that period. In preparing the Group financial statements the Directors are required to:

●	Select suitable accounting policies in accordance with IAS 8: Accounting Policies, Changes in Accounting Estimates and Errors and then apply them consistently
●	Present information, including accounting policies, in a manner that provides relevant, reliable, comparable and understandable information
●	Provide additional disclosures when compliance with the specific requirements in IFRS is insufficient to enable users to understand the impact of particular transactions, other events and conditions on the
a

Burford Capital Annual Report 2020 102

Group’s financial position and financial performance
●	State that the Group has complied with IFRS, subject to any material departures disclosed and explained in the financial statements

Make judgments and estimates that are reasonable and prudent

The Directors are responsible for keeping adequate accounting records that are sufficient to show and explain the Group’s transactions and disclose with reasonable accuracy at any time the financial position of the Group and enable them to ensure that the Group financial statements comply with the Companies (Guernsey) Law, 2008 and Article 4 of the IAS Regulation. They are also responsible for safeguarding the assets of the Group and hence, for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Disclosure of information to auditors

So far as each of the Directors is aware, there is no relevant audit information of which the Company’s auditor is unaware, and each has taken all the steps he ought to have taken as a Director to make himself aware of any relevant audit information and to establish that the Company’s auditor is aware of that information.

Auditors

Ernst & Young LLP has expressed its willingness to continue in office and a resolution to re-appoint it will be proposed at the Annual General Meeting.

Charles Parkinson

Director

on behalf of the Board

March 24, 2021

a

Burford Capital Annual Report 2020 103

TOC

Financial statements

Contents

105	Report of independent registered public accounting firm
107	Consolidated statements of comprehensive income for the years ended December 31, 2020, 2019 and 2018
108	Consolidated statements of financial position as at December 31, 2020 and 2019
109	Consolidated statements of cash flows for the years ended December 31, 2020, 2019 and 2018
110	Consolidated statements of changes in equity for the years ended December 31, 2020, 2019, and 2018
111	Notes to the consolidated financial statements

104 Burford Annual Report 2020

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Burford Capital Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of Burford Capital Limited (the Company) as of December 31, 2020 and 2019, the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 2010.

Ernst & Young LLP
Guernsey, Channel Islands

March 24, 2021

105 Burford Capital Annual Report 2020

THIS PAGE INTENTIONALLY LEFT BLANK

Burford Annual Report 2020 106

Consolidated statement of comprehensive income

for the years ended December 31, 2020, 2019 and 2018

		For the year ended December 31,
		2020	2019	2018
	Notes	$'000	$'000	$'000

Income
Capital provision income	6	339,647	351,828	404,230
Asset management income	10	15,106	15,160	11,691
Insurance income	11	1,781	3,545	10,406
Services income		804	2,133	1,650
Cash management income and bank interest	13	386	6,703	1,801
Foreign exchange gains/(losses)		12,100	1,992	(1,453)
Third-party share of gains relating to interests in consolidated entities		(12,851)	(15,318)	(3,348)
Total income		356,973	366,043	424,977

Operating expenses - general	14	(86,589)	(78,402)	(66,119)
Operating expenses - case-related expenditures ineligible for inclusion in asset cost	14	(4,841)	(11,246)	(5,712)
Operating expenses - equity and listing related	14	(7,907)	(1,754)	-
Amortization of intangible asset	19	(8,703)	(9,495)	(9,494)
Operating profit		248,933	265,146	343,652

Finance costs	17	(40,298)	(39,622)	(38,538)
Profit for the year before taxation		208,635	225,524	305,114

Taxation (expense)/credit	4	(36,937)	(13,417)	12,463
Profit for the year after taxation		171,698	212,107	317,577

Other comprehensive income that may be reclassified to profit or loss in subsequent periods
Exchange differences on translation of foreign operations on consolidation		(10,206)	(17,525)	24,701
Total comprehensive income for the year		161,492	194,582	342,278

		Cents	Cents	Cents
Basic profit per ordinary share	27	78.4	97.0	150.7
Diluted profit per ordinary share	27	78.0	96.6	150.3
Basic comprehensive income per ordinary share	27	73.8	89.0	162.4
Diluted comprehensive income per ordinary share	27	73.4	88.6	162.0

The notes on pages 111-154 form an integral part of these consolidated financial statements.

107 Burford Capital Annual Report 2020

Consolidated statement of financial position

as at December 31, 2020 and 2019

		For the year ended December 31,
		2020	2019
	Notes	$'000	$'000

Assets
Cash and cash equivalents		322,189	186,621
Cash management assets	13	16,594	37,966
Due from brokers		-	95,226
Other assets	15	31,954	13,263
Due from settlement of capital provision assets	8	32,552	54,358
Capital provision assets	6	2,176,124	2,045,329
Equity securities	7	-	31,396
Property, plant and equipment	12	14,593	20,184
Intangible asset	19	-	8,703
Goodwill	20	134,032	133,999
Deferred tax asset	4	256	24,939
Total assets		2,728,294	2,651,984

Liabilities
Financial liabilities at fair value through profit or loss	9	-	91,493
Due to brokers		-	51,401
Loan interest payable	17	9,556	9,462
Other liabilities	16	66,099	51,430
Loan capital	17	667,814	655,880
Capital provision asset subparticipations		14,107	13,944
Third-party interests in consolidated entities		248,581	235,720
Deferred tax liability	4	22,325	9,662
Total liabilities		1,028,482	1,118,992

Total net assets		1,699,812	1,532,992

Shareholders’ equity
Share capital	25	612,219	609,954
Reserves attributable to owners		1,087,593	923,038
Total shareholders’ equity		1,699,812	1,532,992

The notes on pages 111-154 form an integral part of these consolidated financial statements.

The financial statements on pages 107 to 110 were approved by the Board of Directors on March 24, 2021 and were signed on its behalf by:

Charles Parkinson

Director

March 24, 2021

108 Burford Annual Report 2020

Consolidated statement of cash flows

for the years ended December 31, 2020, 2019, and 2018

		2020	2019	2018
	Notes	$’000	$’000	$’000
Cash flows from operating activities
Profit for the year before tax		208,635	225,524	305,114
Changes in working capital and non-cash items	3	(270,771)	(281,501)	(344,379)
Capital provision assets:
Proceeds	3	548,593	491,252	602,687
Net (funding)/proceeds from financial liabilities
at fair value through profit or loss		(96,272)	(42,200)	73,569
Net proceeds from/(paid) to due from/to broker
for financial liabilities at fair value through profit or loss		43,825	73,419	(75,566)
Funding of derivative financial asset		-	-	(7,616)
Proceeds from equity security		31,374	-	624
Proceeds from asset recovery fee for services		1,582	1,123	1,619
Net proceeds/(funding) of cash management assets		20,376	3,346	(5,655)
Net increase on investment subparticipations		163	-	-
Taxation paid		(10,979)	(694)	(2,273)
Net proceeds from third-party interests in consolidated entities		10	83,443	(10,028)
Net cash inflow from operating activities before funding of
capital provision assets		476,536	553,712	538,096

Capital provision assets:
New funding of capital provision assets	3	(295,866)	(562,018)	(771,409)
Net cash inflow/(outflow) from operating activities		180,670	(8,306)	(233,313)

Cash flows from investing activities
Purchases of property, plant and equipment	12	(360)	(3,398)	(104)
Net cash (outflow) from investing activities		(360)	(3,398)	(104)

Cash flows from financing activities
Issue of share capital		-	-	249,983
Issue expenses – share capital		-	-	(4,778)
Issue of loan capital and loan notes		-	-	180,000
Issue expenses – loan capital		-	-	(2,637)
Redemption of loan capital		(4,964)	-	-
Principal repayments of lease liabilities		(2,360)	(1,433)	-
Interest paid on loan capital and lease liabilities		(37,890)	(37,568)	(33,108)
Dividends paid on ordinary shares		-	(28,424)	(24,579)
Net cash (outflow)/inflow from financing activities		(45,214)	(67,425)	364,881
Net increase/(decrease) in cash and cash equivalents		135,096	(79,129)	131,464

Reconciliation of net cash flow to movements in cash and cash	2020	2019	2018
equivalents	$'000	$'000	$'000
Cash and cash equivalents at beginning of year	186,621	265,551	135,415
Increase/(decrease) in cash and cash equivalents	135,096	(79,129)	131,464
Effect of exchange rate changes on cash and cash equivalents	472	199	(1,328)
Cash and cash equivalents at end of year	322,189	186,621	265,551

Supplemental disclosure	2020	2019	2018
	$'000	$'000	$'000
Cash received from interest and dividend income	1,489	6,849	6,377
Assets received in kind	-	29,645	-

The notes on pages 111-154 form an integral part of these consolidated financial statements.

Burford Annual Report 2020 109

Consolidated statement of changes in equity

for the years ended December 31, 2020, 2019 and 2018

		Contingent	Shares held	Other		Foreign	Capital	Total equity
	Share	share	by employee	capital	Revenue	currency	redemption	shareholders'
	capital	capital	benefit trust	reserve	reserve	consolidation	reserve	funds
December 31, 2020	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
At January 1, 2020	596,454	13,500	-	7,357	899,062	16,757	(138)	1,532,992
Profit for the year	-	-	-	-	171,698	-	-	171,698
Other comprehensive income	-	-	-	-	-	(10,206)	-	(10,206)
Transfer of capital redemption reserve	-	-	-	-	(138)	-	138	-
Shares purchased by the trust	2,359	-	(2,359)	-	-	-	-	-
Shares distributed by the trust	-	-	2,265	-	(2,219)	-	-	46
Transfer LTIP on vesting	-	-	-	(3,516)	3,516	-	-	-
Share-based payments (note 25)	-	-	-	5,282	-	-	-	5,282
Dividends paid (note 28)	-	-	-	-	-	-	-	-
Balance at December 31, 2020	598,813	13,500	(94)	9,123	1,071,919	6,551	-	1,699,812

		Contingent	Shares held	Other		Foreign	Capital	Total equity
	Share	share	by employee	capital	Revenue	currency	redemption	shareholders'
	capital	capital	benefit trust	reserve	reserve	consolidation	reserve	funds
December 31, 2019	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
At December 31, 2018	596,454	13,500	-	2,838	716,218	34,282	(138)	1,363,154
Change in accounting policy-leases					(839)			(839)
Restated at January 1, 2019	596,454	13,500	-	2,838	715,379	34,282	(138)	1,362,315
Profit for the year	-	-	-	-	212,107	-	-	212,107
Other comprehensive income	-	-	-	-	-	(17,525)	-	(17,525)
Share-based payments (note 25)	-	-	-	4,519	-	-	-	4,519
Dividends paid (note 28)	-	-	-	-	(28,424)	-	-	(28,424)
Balance at December 31, 2019	596,454	13,500	-	7,357	899,062	16,757	(138)	1,532,992

		Contingent	Shares held	Other		Foreign	Capital	Total equity
	Share	share	by employee	capital	Revenue	currency	redemption	shareholders'
	capital	capital	benefit trust	reserve	reserve	consolidation	reserve	funds
December 31, 2018	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
At January 1, 2018	351,249	13,500	-	1,152	423,220	9,581	(138)	798,564
Profit for the year	-	-	-	-	317,577	-	-	317,577
Other comprehensive income	-	-	-	-	-	24,701	-	24,701
Issue of share capital (note 25)	245,205	-	-	-	-	-	-	245,205
Share-based payments (note 25)	-	-	-	1,686	-	-	-	1,686
Dividends paid (note 28)	-	-	-	-	(24,579)	-	-	(24,579)
Balance at December 31, 2018	596,454	13,500	-	2,838	716,218	34,282	(138)	1,363,154

The notes on pages 111-154 form an integral part of these consolidated financial statements.

110 Burford Annual Report 2020

Notes to the consolidated financial statements

1. Legal form and principal activity

Burford Capital Limited (the “Company”) and its subsidiaries (the “Subsidiaries”) (together the “Group”) provide investment capital, asset management, financing and risk solutions with a focus on the legal sector.

The Company was incorporated under the Companies (Guernsey) Law, 2008 (the “Companies Law”) on September 11, 2009. Shares in the Company were admitted to trading on AIM, a market operated by the London Stock Exchange, on October 21, 2009. Shares in the Company were admitted to trading on the NYSE on October 19, 2020.

2. Basis of preparation and principal accounting policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below.

Basis of accounting

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and the reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making judgments about the carrying values of assets that are not apparent from other sources. Actual results may differ from these estimates. The consolidated financial statements are presented in United States Dollars and are rounded to the nearest $’000 unless otherwise indicated.

Significant estimates

The most significant estimates relate to the valuation of capital provision assets at fair value through profit or loss, which are determined by the Group.

Fair values are determined on the specifics of each asset and will typically change upon an asset having a return entitlement or progressing in a manner that, in the Group’s judgment, would result in a third party being prepared to pay an amount different from the original sum invested for the Group’s rights in connection with the asset. Positive, material developments with respect to an asset will give rise to an increase in the fair value of an asset while adverse material developments will generally result in a reduction of the asset’s fair value. The quantum of change depends on the potential future stages of asset progression. The consequent effect when an adjustment is made is that the fair value of an asset with few remaining stages is adjusted closer to its predicted final outcome than one with many remaining stages.

In litigation matters, before a judgment is entered following trial or other adjudication, the key stages of any matter and their impact on fair value is substantially case specific but may include the motion to dismiss and the summary judgment stages. Following adjudication, appeals proceedings provide further opportunities to re-assess the fair value of an asset.

The estimation of fair value is inherently uncertain. Awards and settlements are hard to predict and often have a wide range of possible outcomes. Furthermore, there is much unpredictability in the actions of courts, litigants and defendants because of the large number of variables involved and consequent difficulty of predictive analysis. In addition, there is little activity in transacting assets and hence little relevant data for benchmarking the effect of asset progression on fair value, although the existence of the Group’s secondary market sales is a valuation input. Refer to note 21 for further details on the sensitivities of fair value.

There is a significant estimate required to support the recoverability of the deferred tax asset as it includes an amount relating to carried-forward US tax losses that can be utilized against future taxable profits of the Group’s US business. The estimation of the future taxable profits is based on the business plans and approved budgets for those entities that require the use of assumptions for expected returns on capital provision assets, the level of future business activity and the structuring of capital provision assets for tax efficiency. The tax losses can be carried forward indefinitely and have no expiration date. Refer to note 4 for further details on tax estimates.

Burford Annual Report 2020 111

Notes to the consolidated financial statements

continued

2. Basis of preparation and principal accounting policies continued

There is a significant estimate required in testing goodwill for impairment. This includes the identification of independent cash-generating units (CGU) and the allocation of goodwill to these units based on which units are expected to benefit from the 2016 acquisition of Gerchen Keller Capital. Cash flow projections necessarily take into account changes in the market in which a business operates including the level of growth, competitive activity, and the impacts of regulatory change. Determining both the expected cash flows and the risk-adjusted interest rate appropriate to the CGUs requires the exercise of judgment. The estimation of cash flows is sensitive to the periods for which the projections are made and to assumptions regarding long-term sustainable cash flows. Refer to note 20 for further details on sensitivities of goodwill.

Significant judgments

In connection with investment funds and other related entities where the Group does not own 100% of the entity in question, the Group makes judgments about whether it is required to consolidate such entities by applying the factors set forth in the relevant accounting standards, including but not limited to the Group’s equity and economic ownership interest, the economic structures in use in the entity, the level of control the Group has as agent or principal over the entity through the entity’s structure or any relevant contractual agreements, and the rights of other investors. The Group has control over another entity when it has all of the following:

▪	Power over the relevant activities of the investee, for example through voting or other rights
▪	Exposure to, or rights to, variable returns from its involvement with the investee and
▪	The ability to affect those returns through its power over the investee

The assessment of control is based on the consideration of all facts and circumstances. The Group reassesses whether it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. The most significant judgments relate to the assessment of the Group’s exposure to, or rights to, variable returns in the BOF-C and Strategic Value funds. The Group has assessed that its economic interest in the income generated in the BOF-C fund and its investment as a limited partner in the Strategic Value fund, coupled with its power over the relevant activities as the fund manager, require the consolidation of these entities in the consolidated financial statements.

Non-controlling interests where the Group does not own 100% of a consolidated entity are classified as financial liabilities and recorded as third-party interest in consolidated entities on the consolidated statement of financial position when they contain an obligation to transfer a financial asset to another entity. Accordingly, third-party share of gains or losses relating to interest in consolidated entities is treated as a reduction or increase, respectively, of income on the consolidated statement of comprehensive income.

Basis of consolidation

The consolidated financial statements comprise the financial statements of Burford Capital Limited and its Subsidiaries. All the Subsidiaries are consolidated in full from the date of acquisition.

The Subsidiaries’ accounting policies and financial year end are consistent with those of the Company. All intercompany transactions, balances and unrealized gains and losses on transactions between Group companies are eliminated in full.

Basis of preparation

The financial statements have been prepared on a going concern basis under the historical cost convention adjusted to take account of the revaluation of certain of the Group’s financial assets and liabilities to fair value.

The full extent to which the continuing Covid-19 pandemic may impact the Group’s results, operations or liquidity is uncertain. Since March 2020, the global economy has suffered considerable disruption due to the effects of the Covid-19 pandemic. The principal impacts on the Group during 2020 were a reduction in the origination of new capital provision assets and some delays in litigation proceedings. Management has given serious consideration to the consequences of this both for the litigation finance market in general and for the cashflows and asset values of the Group. In assessing the going concern basis of accounting, Management has considered ongoing compliance with

112 Burford Annual Report 2020

Notes to the consolidated financial statements

continued

2. Basis of preparation and principal accounting policies continued

applicable loan capital covenants and the year-end cash balances and forecast cash flows, especially those relating to operating expenses, finance costs and commitments to capital provision assets.

The Group is compliant with all covenants associated with its loan capital at December 31 2020, and at present the Group’s financial situation does not suggest that any of these covenants are close to being breached. Based on a stress test analysis related to the current economic situation, it is Management’s opinion that the circumstances that would give rise to a covenant breach are highly unlikely. The first repayment on the Group’s loan capital is not due until August 2022.

Management has performed a Covid-19 impact analysis on the Group’s liquidity position. This analysis has modelled a number of adverse scenarios to assess the potential impact that Covid-19 may have on the Group’s liquidity and incorporated relevant reverse stress test scenarios and any mitigations available to assess the stresses the Group has to endure before there is a liquidity concern. The mitigations considered include the ability to defer deployments on commitments to capital provision assets, liquidate or sell an interest in one or more of the Group’s capital provision assets and reduce the level of new commitments to capital provision assets in the current year. Having considered the likelihood of the events that could cause a liquidity event and the remedies available to the Group, Management is of the view that the Group is well positioned to manage such an eventuality satisfactorily.

Based on this information, Management believes that the Group has the ability to meet its financial obligations as they fall due for a period of at least twelve months from the date of approval of the financial statements. Accordingly, the financial statements have been prepared on a going concern basis.

New accounting pronouncement not yet effective

The following amendments and issued standard, which are not yet effective, have not been adopted in these financial statements.

Effective date*
IFRS 17 insurance contracts	January 1, 2023
Reference to conceptual framework – amendments to IFRS 3	January 1, 2022
Amendments to IFRS 16 Covid-19 related rent concessions	June 1, 2020
Onerous contracts – costs of fulfilling a contract – amenments to IAS 37	January 1, 2020
* Annual periods beginning on or after this date

In May 2017, the IASB issued IFRS 17 Insurance Contracts, a comprehensive new accounting standard for insurance contracts covering recognition and measurement, presentation and disclosure. Once effective, IFRS 17 will replace IFRS 4 Insurance Contracts that was issued in 2005. IFRS 17 applies to all types of insurance contracts (i.e., life, non-life, direct insurance and reinsurance), regardless of the type of entities that issue them, as well as to certain guarantees and financial instruments with discretionary participation features. In June 2019, the IASB published an exposure draft of amendments to IFRS 17 in response to feedback received and, in June 2020, the IASB issued an amended standard. IFRS 17 incorporating the amendments is effective from annual periods beginning on or after January 1, 2023. The Group intends to adopt IFRS 17 on the effective date and is currently assessing the expected impact of adopting this standard which is not expected to be material to the Group.

The Group intends to adopt the other amendments noted above on the effective dates and does not expect to be affected by the application of those amendments.

Insurance activities

The Group both (i) acts as an administrator in the sale of legal expenses insurance policies issued in the name of Great Lakes Reinsurance (UK) Plc, a subsidiary of MunichRe, under a binding authority agreement, and (ii) underwrites legal expenses insurance policies through its wholly owned subsidiary and Guernsey based insurer, Burford Worldwide Insurance Limited (BWIL).

Burford Annual Report 2020 113

Notes to the consolidated financial statements

continued

2. Basis of preparation and principal accounting policies continued

(i) Insurance administrator

Income earned from acting as an insurance administrator represents commissions receivable, which are calculated based on the premium earned, net of reinsurance and Insurance Premium Tax, less an allowance for claims, sales commissions, fees and the other direct insurance related costs such as Financial Services Compensation Scheme Levy. The payment of premiums is often contingent on a case being won or settled and the Group recognizes the associated income only at this point, while a deduction is made for claims estimated to be paid on all policies in force. This income is separately identified as “Insurance administrator commission” included in note 11.

(ii) Insurance underwriting

Insurance policies written by BWIL are subject to contractual reinsurance arrangements that transfer a significant portion of the insurance risk to the reinsurers with BWIL retaining a portion of the insurance risk of each contract. Contracts are typically written with an upfront premium payable and may also include a conditional premium. The payment of conditional premiums is often contingent on a case being won or settled and the Group recognizes the associated conditional premium amount only at this point.

Gross premiums written

Premiums written relate to insurance business incepted during the year. Full account is taken of premiums receivable and reinsurance premiums payable during the year.

Unearned premiums

Unearned premiums represent the proportion of premiums written in the year that relate to unexpired terms of policies in force as at the statement of financial reporting date, calculated on a time apportionment basis.

Claims reserving

Provision is made for all outstanding loss reserves as notified by the insured. Provision is made for claims incurred but not reported based on previous claims experience. Neither provision is calculated on a discounted basis to take account of the period from incurring the loss to settlement thereof, as permitted by IFRS 4 Insurance Contracts.

Claims reserves comprise provision for the estimated cost of settling all claims incurred up to but not paid at the year end.

The level of the provision is set on the basis of the information available, including potential loss claims which have been intimated to the Group, experience of the development of similar claims and case law. While the directors consider that the provision for these claims is fairly stated on the basis of the information currently available to them, the ultimate liability may vary as a result of subsequent information and events and may result in adjustments to the amount provided. Adjustments to the amounts provided are reflected in the financial statements in the accounting period in which the adjustments are made.

Claims paid

Claims are recorded in the year in which they are incurred.

Leases

Leases are recognized as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the Group. The Group recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. In calculating the present value, the Group uses its incremental borrowing rate at the lease commencement date as the interest rate implicit in the lease is not readily determinable.

Each lease payment is allocated between the liability and finance cost. The finance cost is charged to the consolidated statement of comprehensive income over the period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The right-of-use asset is depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis. The right-of-use asset and associated lease liability is derecognized on the termination of a lease contract.

114 Burford Annual Report 2020

Notes to the consolidated financial statements

continued

2. Basis of preparation and principal accounting policies continued

The Group has applied the relief options provided for leases of low-value assets and short-term leases (shorter than twelve months). Right-of-use assets are included within tangible fixed assets in the consolidated statement of financial position.

Shares held in employee benefit trust

Burford’s own shares in the employee benefit trust are held for the purposes of employee equity-based compensation schemes. These own shares are deducted from shareholder’s equity. No gain or loss is recognized on the purchase, sale, cancellation or issue of own shares and any consideration paid or received is recognized directly in equity.

Asset management income

Asset management income is derived from the governing agreements in place with various investment funds under management. The rate or amount at which fees are charged, the basis on which such fees are calculated and the timing of payment vary across funds and, as to a particular fund, may also vary across investment options available to underlying investors in or members of the investment fund. Management fees are generally based on an agreed percentage of investor fund commitments, amounts committed or deployed depending on the fund agreements. Management fees are recognized over time as the services are provided. Performance fees are earned when contractually agreed performance levels are exceeded within specified performance measurement periods. They are recognized when a reliable estimate of the fee can be made and it is highly probable that a significant revenue reversal will not occur, which is generally at the end of the performance period.

Segment reporting

Management considers that there are three operating business segments: (i) Capital provision: provision of capital to the legal industry or in connection with legal matters, both directly and through investment in the Group’s managed funds, (ii) Asset management, (iii) Services and other corporate: the provision of services to the legal industry, including litigation insurance and asset recovery (judgment enforcement) and other corporate activities.

Business combinations

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, which is measured at acquisition date fair value. Acquisition-related costs are expensed as incurred and included in the consolidated statement of comprehensive income. When the Group acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date.

Any contingent consideration to be transferred by the acquirer will be recognized at fair value at the acquisition date. Subsequent changes in the fair value of contingent consideration classified as an asset or liability are reflected in the consolidated statement of comprehensive income. Contingent consideration classified as equity is not remeasured and its subsequent settlement is accounted for within equity.

Goodwill

Goodwill arises on the acquisition of subsidiaries and represents the excess of the purchase consideration over the fair value of the Group’s share of the assets acquired and the liabilities assumed on the date of the acquisition. After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purposes of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group’s CGU’s that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

Intangible asset

The intangible is recognized at fair value when acquired as part of a business combination. It represents the future cash flows of asset management income recognized in accordance with the Group’s policy for the recognition of asset management income. This intangible is amortized to the income statement on a straight line basis over the period revenue is expected to be earned.

Burford Annual Report 2020 115

Notes to the consolidated financial statements

continued

2. Basis of preparation and principal accounting policies continued

Impairment of non-financial assets

The Group assesses, at each reporting date, whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the Group estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or CGU fair value less costs of disposal and its value in use. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

Impairment losses are recognized in the consolidated statement of comprehensive income.

Financial instruments

The Group classifies its financial instruments into the categories below in accordance with IFRS 9.

1) Capital provision assets

Capital provision assets relate to the provision of capital to the legal industry or in connection with legal matters. The Group takes positions in assets where legal and regulatory risk can affect asset value, either through direct litigation or through other dynamics relating to that risk. Capital provision assets are comprised of financial assets held at fair value through profit or loss, as the contractual terms of the financial assets do not give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. Capital provision assets are initially measured at fair value, which is the sum of capital provided. Attributable due diligence and closing costs are expensed.

Recognition, derecognition and measurement

Purchases and sales of assets at fair value through profit or loss are generally recognized on the trade date, being the date on which the Group disburses funds in connection with the asset (or becomes contractually committed to pay a fixed amount on a certain date, if earlier). In some cases, multiple disbursements occur over time. Capital provision assets are initially measured at fair value which is the sum of capital provided. An asset that is renegotiated is derecognized if the existing agreement is canceled and a new agreement is made on substantially different terms, or if the terms of an existing agreement are modified, such that the renegotiated asset is substantially a different financial instrument.

Movements in fair value on capital provision assets, excluding the movements in foreign currencies which are included in foreign exchange gains/(losses), are included within capital provision income in the consolidated statement of comprehensive income. Capital provision income can also consist of interest that is accrued or received on capital provision assets.

2) Financial assets and liabilities at amortized cost

Financial assets and liabilities held at amortized cost include loan capital, other assets, other liabilities, due to/from broker and amounts due from settlement of capital provision assets. The financial assets meet the contractual cash flow test, as these cash flows comprise solely payments of principal and interest and are held in a business model to receive those contractual cash flows. Financial assets and liabilities are initially measured at fair value and subsequently measured at amortized cost using the effective interest method, less any impairment for non-recoverable amounts calculated using an expected credit loss model for financial assets.

3) Cash management assets

Assets acquired for the purpose of cash management to generate returns on cash balances awaiting subsequent deployment are managed and evaluated on a fair value basis at the time of acquisition. Their initial fair value is the cost incurred at their acquisition. Transaction costs incurred are expensed in the consolidated statement of comprehensive income.

Cash management assets at fair value through profit or loss are recorded on the trade date, and those held at the year end date are valued at bid price.

116 Burford Annual Report 2020

Notes to the consolidated financial statements

continued

2. Basis of preparation and principal accounting policies continued

Listed interest-bearing debt securities are valued at their quoted bid price. Interest earned on these assets is recognized on an accrual basis. Listed corporate bond funds are valued at their quoted bid price. Unlisted managed funds are valued at the Net Asset Value per share published by the administrator of those funds as it is the price at which they could have been realized at the reporting date.

Movements in fair value and realized gains and losses on disposal or maturity of cash management assets, including interest income, are reflected in cash management income and bank interest in the consolidated statement of comprehensive income.

4) Derivative financial assets and liabilities

Options are held for the purpose of hedging gains and losses attributable to long equity positions held within capital provision. Derivative assets and liabilities are classified as fair value through profit or loss, and movements in fair value are included within capital provision income in the consolidated statement of comprehensive income.

5) Financial liabilities at fair value through profit or loss

Equity securities are held for the purpose of hedging offsetting gains and losses attributable to long equity positions held within capital provision assets and are classified as held for trading, as they are generally held in the near-term to hedge that exposure. Movements in fair value on financial liabilities at fair value through profit or loss and transaction costs incurred are included within capital provision income in the consolidated statement of comprehensive income.

6) Asset subparticipations

Asset subparticipations are classified as financial liabilities at fair value through profit or loss and are initially recorded at the fair value of proceeds received. They are subsequently measured at fair value with changes in fair value being recorded in capital provision income in the consolidated statement of comprehensive income.

7) Third-party interests in consolidated entities

Third-party interests in consolidated entities are classified as financial liabilities at fair value through profit or loss, as the underlying arrangements contain an obligation to transfer cash or other financial asset to the holder in certain circumstances. Amounts included in the consolidated statement of financial position represent the net asset value of the third-parties’ interest in each entity and the amounts included in the consolidated statement of comprehensive income represent the third-parties’ share of any gains or losses for the year.

Fair value hierarchy of financial instruments

The financial assets and liabilities measured at fair value are disclosed using a fair value hierarchy that reflects the significance of the inputs used in making the fair value measurements, as follows:

Level 1	—	Quoted prices in active markets for identical assets or liabilities;
Level 2	—	Those involving inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices);
Level 3	—	Those inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Valuation methodology for Level 1 investments

Level 1 assets and liabilities are comprised of listed instruments, including equities, fixed income securities, investment funds and financial liabilities at fair value through profit or loss. All Level 1 assets and liabilities are valued at the quoted market price as of the reporting date.

Valuation methodology for Level 2 investments

Level 2 assets are comprised of debt and equity securities that are not actively traded and are valued at the last quoted or traded price as of the reporting date, provided there is evidence that the price is not assessed as significantly stale so as to warrant a Level 3 classification.

Burford Annual Report 2020 117

Notes to the consolidated financial statements

continued

2. Basis of preparation and principal accounting policies continued

Valuation processes for Level 3 investments

The Group’s senior professionals are responsible for developing the policies and procedures for fair value measurement of assets and liabilities. At each reporting date, the movements in the values of assets and liabilities are required to be reassessed as per the Group’s accounting policies. Following origination, each asset’s valuation is reviewed semi-annually. For this analysis, the reasonableness of material estimates and assumptions underlying the valuation are discussed and the major inputs applied are verified by agreeing the information in the valuation computation to contracts, asset status and progress information and other relevant documents.

Valuation methodology for Level 3 investments

Fair value represents the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants as of the measurement date.

The methods and procedures to fair value assets and liabilities may include, but are not limited to: (i) obtaining information provided by third-parties when available; (ii) obtaining valuation-related information from the issuers or counterparties (or their advisors); (iii) performing comparisons of comparable or similar assets; (iv) calculating the present value of future cash flows; (v) assessing other analytical data and information relating to the asset that is an indication of value; (vi) reviewing the amounts funded in these assets; (vii) evaluating financial information provided by the asset counterparties and (viii) entering into a market transaction with an arm’s-length party.

The material estimates and assumptions used in the analyses of fair value include the status and risk profile of the risks underlying the asset, the timing and expected amount of cash flows based on the asset structure and agreement, the appropriateness of discount rates used, if any, and in some cases, the timing of, and estimated minimum proceeds from, a favorable outcome. Significant judgment and estimation goes into the assumptions which underlie the analyses, and the actual values realized with respect to assets could be materially different from values obtained based on the use of those estimates.

Valuation policy on capital provision assets

The Group operates under a valuation policy that relies on objective events to drive valuation changes. For the vast majority of our capital provision assets, the objective events considered under the valuation policy relate to the litigation process. When the objective event in question is a court ruling, the Group discounts the potential impact of that ruling, commensurate with the remaining litigation risk. The policy assigns valuation changes in fixed ranges based on, among other things:

▪	a significant positive ruling or other objective event but where there is not yet a trial court judgment
▪	a favorable trial court judgment
▪	a favorable judgment on the first appeal
▪	the exhaustion of as-of-right appeals
▪	in arbitration cases, where there are limited opportunities for appeal, issuance of a tribunal award and
▪	an objective negative event at various stages in a litigation

In a small number of instances, the Group has the benefit of a secondary sale of a portion of an asset. When that occurs, the market evidence is factored into the valuation process; the more robust the market testing of value is, the more weight that is accorded to the market price.

Foreign currency translation

Functional and presentation currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The functional currency of the Company, as determined in accordance with IFRS, is the United States Dollar (US Dollar), because this is the currency that best reflects the economic substance of the underlying events and circumstances of the Company. The consolidated financial statements are presented in US Dollars, the presentation currency.

118 Burford Annual Report 2020

Notes to the consolidated financial statements

continued

2. Basis of preparation and principal accounting policies continued

Certain subsidiaries operate and prepare financial statements denominated in Sterling. For the purposes of preparing consolidated financial statements, those subsidiaries’ assets and liabilities are translated at exchange rates prevailing at each balance sheet date. Income and expense items are translated at average exchange rates for the year. Non-monetary items are measured using the exchange rate of the date of the initial transaction.

Exchange differences arising are recognized in other comprehensive income and accumulated in equity (foreign currency consolidation reserve).

Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rate prevailing at the date of the transaction. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies including intragroup balances are recognized in the Consolidated Statement of Comprehensive Income as part of the profit or loss for the year. See note 6 for a more detailed explanation for the treatment of capital provision assets.

Since April 2016, certain intragroup balances have been considered as part of a net investment in a foreign operation. Gains and losses on such balances are recognized in other comprehensive income, with a gain of $1,120,000 recognized in the current year (2019: Gain of $1,125,000, 2018: Loss of $1,880,000).

Bank interest income

Bank interest income is recognized on an accruals basis.

Expenses

All expenses are accounted for on an accruals basis.

Finance costs

Finance costs represent loan capital interest and issue expenses in line with the effective interest rate method and lease liabilities interest, which are recognized in the consolidated statement of comprehensive income.

Cash and cash equivalents

Cash and cash equivalents are defined as cash in hand, demand deposits, and highly liquid investments readily convertible within three months or less to known amounts of cash and subject to insignificant risk of changes in value. Cash and cash equivalents at the balance sheet date comprised amounts held on current or overnight deposit accounts.

Taxation

Current income tax assets and liabilities are measured at the amount expected to be recovered or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted.

To the extent that any foreign withholding taxes or any form of profit taxes become payable these will be accrued on the basis of the event that creates the liability to taxation.

Deferred tax is provided on the liability method on temporary differences between the tax bases of assets and liabilities and their carrying amount for financial reporting purposes at the reporting date. Deferred tax assets and liabilities are measured at the rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

Dividends

Dividends paid during the year are shown in the consolidated statement of changes in equity.

Burford Annual Report 2020 119

Notes to the consolidated financial statements

continued

2. Basis of preparation and principal accounting policies continued

Property, plant and equipment

Property, plant and equipment are recorded at cost less accumulated depreciation and provision for impairment. Depreciation is provided to write off the cost less estimated residual value in equal instalments over the estimated useful lives of the assets. The expected useful lives are as follows:

Property, plant and equipment	Useful life
Right-of-use assets	Life of lease
Leasehold improvements	Life of lease
Fixtures, fitting and equipment	5 years
Computer hardware and software	3 years

The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the net sales proceeds and the carrying amount of the asset and is recognized in income in the Consolidated statement of comprehensive income.

Prepayments and other payables

Prepayments and other payables are recognized at nominal value and are non-interest-bearing.

Capital and reserves

Ordinary shares are classified as equity in share capital. Contingent shares are classified as equity in share capital, where shares will be issued and converted to ordinary shares only after the specified terms have been met. Other capital reserve is the obligation for the long term incentive plan issuance of shares to the Group’s employees. Incremental costs directly attributable to the issue of new shares are deducted from equity in share capital.

3. Reconciliation of net cash from operating activities

	2020	2019	2018
Changes in operating assets and liabilities	$’000	$’000	$’000
Income on capital provision assets	(344,249)	(370,898)	(411,612)
Interest and other income from capital provision assets	(199)	(1,870)	(1,692)
Increase in capital provision asset subparticipation	-	-	92
Loss/(gain) on equity securities	22	(1,169)	4,852
Asset recovery fee for services income	(804)	(2,133)	(1,650)
Loss on derivative financial asset	-	4,154	3,462
Realized gain on derivative financial liabilities	-	(7,000)	(2,250)
Loss/(income) on cash management assets	1,106	137	4,139
Loss on financial liabilities at fair value through profit or loss	4,779	20,872	3,010
Third-party share of profits relating to interests in consolidated entities	12,851	15,318	3,348
Decrease/(increase) in other assets	(12,264)	3,777	(26,080)
Increase/(decrease) in other liabilities	23,890	(3,488)	24,755
Increase in payable for capital provision assets	220	36	-
Finance costs	40,298	39,622	38,538
Amortization and depreciation of intangible assets and property, plant and equipment	9,776	12,017	10,111
Impairment	-	4,083	-
Right-of-use assets and associated lease liability	713	970	-
Other non-cash including exchange rate movement	(6,910)	4,071	6,598
Total changes in operating assets and liabilities	(270,771)	(281,501)	(344,379)

120 Burford Annual Report 2020

Notes to the consolidated financial statements

continued

2. Basis of preparation and principal accounting policies continued

The following tables provide a supplemental breakout of the cash inflows and outflows for capital provision assets related line items between direct and indirect.

	Capital provision- direct assets	Capital provision-indirect assets	Total
December 31, 2020	$’000	$’000	$’000
Proceeds	345,564	203,029	548,593
Increase in payable for capital provision assets	220	-	220
New funding	(295,866)	-	(295,866)

	Capital provision- direct assets	Capital provision-indirect assets	Total
December 31, 2019	$’000	$’000	$’000
Proceeds	207,167	284,085	491,252
Increase in payable for capital provision assets	36	-	36
New funding	(337,862)	(224,156)	(562,018)

	Capital provision- direct assets	Capital provision-indirect assets	Total
December 31, 2018	$’000	$’000	$’000
Proceeds	286,872	315,815	602,687
New funding	(419,615)	(351,794)	(771,409)

Capital provision-direct assets referenced above in this note are those in which Burford has provided financing directly to a client or to fund a principal position in a legal finance asset.

Capital provision-indirect assets represent those through which the Company’s capital is provided through a fund as a limited partner contribution instead of directly. At December 31, 2020 and 2019, capital provision-indirect assets consisted entirely of assets held through the Burford Strategic Value fund. Burford does not invest capital in the BOF-C fund and accordingly it is included in capital provision-direct and not capital provision-indirect assets.

4. Taxation

The Company qualifies for exemption from income tax in Guernsey under the Income Tax (Exempt Bodies) (Guernsey) Ordinance, 1989 (the Ordinance). Exemption has to be applied for annually and has been applied for, and granted, in relation to the 2020 financial year. In certain cases, a subsidiary of the Company may elect to make use of financing structures that are subject to income tax in a country related to the capital provision asset. The Company’s subsidiaries in Ireland, Singapore, the UK and the US are subject to taxation in such jurisdictions as determined in accordance with relevant tax legislation.

	2020	2019	2018
	$’000	$’000	$’000
Profit for the year before taxation	208,635	225,524	305,114
Corporation tax at country rate	41,880	(3,227)	(15,926)
Factors affecting charge:
Adjustment in respect of prior year	258	3,027	2,250
Deferred tax not recognized in prior period	(10,966)	-	-
Tax losses not recognized	2,576	12,979	340
Costs not allowable for tax	2,457	74	82
Other	732	564	791
Total taxation expense/(credit)	36,937	13,417	(12,463)

Corporation tax at country rates is influenced by taxable profits and losses arising in jurisdictions at different rates. Cash taxes paid during the year ended December 31, 2020 amounted to $10,979,000 (2019: $694,000, 2018: $2,273,000).

Burford Annual Report 2020 121

Notes to the consolidated financial statements

continued

4. Taxation continued

The taxation charge for the year comprises:

	2020	2019	2018
	$’000	$’000	$’000
US subsidiaries taxation charge	2,390	340	1,790
Singapore subsidiaries taxation charge	21	-	-
Irish subsidiaries taxation charge/(credit)	(18)	3,272	(191)
UK subsidiaries taxation charge	42	290	79
Non-resident taxation charge	-	110	179
US deferred taxation charge/(credit)	34,498	9,476	(14,241)
AUS deferred taxation (credit)	(6)	-	-
UK deferred taxation charge/(credit)	61	(71)	(79)
Singapore deferred taxation (credit)	(51)	-	-
Total taxation charge/(credit)	36,937	13,417	(12,463)

In December 2017, the US government enacted comprehensive tax legislation commonly referred to as the Tax Cuts and Jobs Act (the “Tax Act”). The Tax Act made broad and complex changes to the US tax code including, but not limited to, the creation of a limitation on deductible interest expense under Internal Revenue Code Section 163(j). During the period ended December 31, 2020 (which reflects the 2020 amendments to section 163(j) made by the Coronavirus Aid, Relief and Economic Security Act), the Group generated sufficient taxable profits to make use of a previously unrecognized deferred tax asset of $10,928,000 (December 31, 2019: $nil) relating to this interest expense limitation and has recognized a deferred tax asset of $1,005,000 as at December 31, 2020 (2019: $nil) relating to the interest expense restriction which the Group believes it will be able to utilize in the future. The Group also incurred a charge for the realization of deferred tax assets relating to its US operations. The Group also has unrecognized deferred tax assets of $6,465,000 (2019: $3,488,000) with no expiration date for accumulated losses in jurisdictions where there is uncertainty over the ultimate recovery of such losses.

Deferred tax asset	2020	2019
	$’000	$’000
Balance at January 1	24,939	28,848
Movement on UK deferred tax – temporary differences	(50)	195
Movement on US deferred tax – temporary differences	(24,676)	(4,112)
Movement on AUS deferred tax – temporary differences	27	-
Movement on Singapore deferred tax – temporary differences	9	-
Foreign exchange adjustment	7	8
Balance at December 31	256	24,939

Deferred tax liability	2020	2019
	$’000	$’000
Balance at January 1	9,662	4,099
Movement on UK deferred tax – temporary difference	12	193
Movement on US deferred tax – temporary differences	12,643	5,363
Foreign exchange adjustment	8	7
Balance at December 31	22,325	9,662

	2020	2019
	$’000	$’000
Net deferred tax (liability)/asset	(22,069)	15,277

122 Burford Annual Report 2020

Notes to the consolidated financial statements

continued

4. Taxation continued

Analysis of net deferred tax (liability)/asset by type	2020	2019
	$’000	$’000
Staff compensation and benefits	6,965	5,047
GKC acquisition costs	(4,925)	(3,323)
Investment fair value adjustments	(26,336)	(4,236)
Capital allowances	(541)	(332)
Interest and other deduction limitations	2,768	1,257
Net operating loss carry-forward	-	16,864
	(22,069)	15,277

5. Segmental information

Management considers that there are three operating business segments: (i) Capital provision: provision of capital to the legal industry or in connection with legal matters, both directly and through investment in the Group’s managed funds, (ii) Asset management, (iii) Services and other corporate: the provision of services to the legal industry, including litigation insurance and asset recovery (judgment enforcement) and other corporate activities

Consolidated segment revenue and results

			Services
	Capital	Asset	and other
	provision	management	corporate	Total
December 31, 2020	$’000	$’000	$’000	$’000
Income*	326,796	15,106	15,071	356,973
Operating expenses	(53,971)	(24,521)	(20,845)	(99,337)
Amortization of intangible asset arising on acquisition	-	-	(8,703)	(8,703)
Finance costs	-	-	(40,298)	(40,298)
Profit/(loss) for the year before taxation	272,825	(9,415)	(54,775)	208,635
Taxation	(35,080)	(2,647)	790	(36,937)
Other comprehensive income	-	-	(10,206)	(10,206)
Total comprehensive income	237,745	(12,062)	(64,191)	161,492
*Includes the following revenue from contracts with customers for services transferred over time	-	15,106	2,585	17,691

			Services
	Capital	Asset	and other
	provision	management	corporate	Total
December 31, 2019	$’000	$’000	$’000	$’000
Income*	336,510	15,160	14,373	366,043
Operating expenses	(57,919)	(19,797)	(13,686)	(91,402)
Amortization of intangible asset arising on acquisition	-	-	(9,495)	(9,495)
Finance costs	-	-	(39,622)	(39,622)
Profit/(loss) for the year before taxation	278,591	(4,637)	(48,430)	225,524
Taxation	(10,826)	89	(2,680)	(13,417)
Other comprehensive income	-	-	(17,525)	(17,525)
Total comprehensive income	267,765	(4,548)	(68,635)	194,582
*Includes the following revenue from contracts with customers for services transferred over time	-	15,160	5,678	20,838

Burford Annual Report 2020 123

Notes to the consolidated financial statements

continued

5. Segmental information continued

			Services
	Capital	Asset	and other
	provision	management	corporate	Total
December 31, 2018	$’000	$’000	$’000	$’000
Income*	400,882	11,691	12,404	424,977
Operating expenses	(44,046)	(12,175)	(15,610)	(71,831)
Amortization of intangible asset arising on acquisition	-	-	(9,494)	(9,494)
Finance costs	-	-	(38,538)	(38,538)
Profit/(loss) before taxation	356,836	(484)	(51,238)	305,114
Taxation	15,193	(164)	(2,566)	12,463
Other comprehensive income	-	-	24,701	24,701
Total comprehensive income	372,029	(648)	(29,103)	342,278
*Includes the following revenue from contracts with customers for services transferred over time	-	11,691	12,056	23,747

Consolidated segment assets and liabilities

			Services
	Capital	Asset	and other
	provision	management	corporate	Total
December 31, 2020	$’000	$’000	$’000	$’000
Assets
Cash and cash equivalents	173,176	60	148,953	322,189
Cash management assets	-	-	16,594	16,594
Other assets	23,194	5,664	3,096	31,954
Due from settlement of capital provision assets	32,552	-	-	32,552
Capital provision assets	2,176,124	-	-	2,176,124
Property, plant and equipment	13,041	-	1,552	14,593
Goodwill*	-	-	134,032	134,032
Deferred tax asset	-	-	256	256
Total assets	2,418,087	5,724	304,483	2,728,294

Liabilities
Due to brokers	-	-	-	-
Loan interest payable	-	-	(9,556)	(9,556)
Other liabilities	(731)	(661)	(64,707)	(66,099)
Loan capital	-	-	(667,814)	(667,814)
Capital provision asset subparticipations	(14,107)	-	-	(14,107)
Third-party interests in consolidated entities	(248,581)	-	-	(248,581)
Deferred tax liabilities	(17,695)	-	(4,630)	(22,325)
Total liabilities	(281,114)	(661)	(746,707)	(1,028,482)
Total net assets	2,136,973	5,063	(442,224)	1,699,812

*The goodwill asset is reported within the services and other corporate segment and not allocated to the capital provision or asset management segments to be consistent with the presentation format used by management for monitoring segments

124 Burford Annual Report 2020

Notes to the consolidated financial statements

continued

5. Segmental information continued

			Services
	Capital	Asset	and other
	provision	management	corporate	Total
December 31, 2019	$’000	$’000	$’000	$’000
Assets
Cash and cash equivalents	122,909	248	63,464	186,621
Cash management assets	-	-	37,966	37,966
Due from brokers	95,226	-	-	95,226
Other assets	6,462	2,012	4,789	13,263
Due from settlement of capital provision assets	54,358	-	-	54,358
Capital provision assets	2,045,329	-	-	2,045,329
Equity securities	31,396	-	-	31,396
Property, plant and equipment	15,380	-	4,804	20,184
Intangible asset	-	-	8,703	8,703
Goodwill*	-	-	133,999	133,999
Deferred tax asset	23,718	-	1,221	24,939
Total assets	2,394,778	2,260	254,946	2,651,984

Liabilities
Financial liabilities at fair value through profit or loss	(91,493)	-	-	(91,493)
Due to brokers	(51,401)	-	-	(51,401)
Loan interest payable	-	-	(9,462)	(9,462)
Other liabilities	(220)	(467)	(50,743)	(51,430)
Loan capital	-	-	(655,880)	(655,880)
Capital provision asset subparticipations	(13,944)	-	-	(13,944)
Third-party interests in consolidated entities	(235,720)	-	-	(235,720)
Deferred tax liabilities	(5,400)	-	(4,262)	(9,662)
Total liabilities	(398,178)	(467)	(720,347)	(1,118,992)
Total net assets	1,996,600	1,793	(465,401)	1,532,992

\*The goodwill asset is reported within the services and other corporate segment and not allocated to the capital provision or asset management segments to be consistent with the presentation format used by management for monitoring segments

6. Capital provision assets

Capital provision assets are financial assets held at fair value through profit or loss that relate to the provision of capital to the legal industry in connection with legal matters.

Capital provision-direct assets referenced later in this note are those in which Burford has provided financing directly to a client or to fund a principal position in a legal finance asset. Capital provision-indirect assets represent those through which the Company’s capital is provided through a fund as a general partner contribution instead of directly. At December 31, 2020 and 2019, capital provision-indirect assets consisted entirely of assets held through the Strategic Value fund. Burford does not invest capital in the BOF-C fund and accordingly it is included in capital provision-direct and not capital provision-indirect assets.

	2020	2019
	$’000	$’000
At January 1	2,045,329	1,641,035
Additions	295,866	562,018
Realizations	(526,588)	(539,359)
Income for the period	344,249	370,898
Transfer to capital provision asset subparticipation	-	10,700
Foreign exchange gains	17,268	37
At December 31	2,176,124	2,045,329

Burford Annual Report 2020 125

Notes to the consolidated financial statements

continued

6. Capital provision assets continued

	2020	2019
	$’000	$’000
Capital provision assets are comprised of:
Capital provision-direct assets	2,090,958	1,787,193
Capital provision-indirect assets	85,166	258,136
Total capital provision assets	2,176,124	2,045,329

The capital provision income on the face of the consolidated statement of comprehensive income comprises:

	2020	2019	2018
	$’000	$’000	$’000
Realized gains relative to cost	205,478	151,886	169,901
Previous unrealized (gains)/losses transferred to realized gains/(losses)	(15,263)	(85,789)	(79,694)
Fair value adjustment in the period	151,637	289,795	310,405
Interest income on certain indirect capital provision assets	2,397	15,006	11,000
Income on capital provision assets	344,249	370,898	411,612
Interest and other income	199	1,870	1,692
Impairment of receivables	–	(4,083)	-
Realized gain on derivative financial liabilities	–	7,000	2,250
Realized loss on derivative financial assets	–	(4,154)	(3,462)
Loss on financial liabilities at fair value through profit or loss	(4,779)	(20,872)	(3,010)
Gain/(loss) on equity securities	(22)	1,169	(4,852)
Total capital provision income as reported on the consolidated statement of comprehensive income	339,647	351,828	404,230

All financial assets at fair value through profit or loss and all financial liabilities at fair value through profit or loss are mandatorily measured as such. Foreign exchange gains/(losses) on capital provision assets are reported in either foreign exchange gains/(losses) or exchange differences on translation of foreign operations on consolidation in the consolidated statement of comprehensive income. Exchange differences arising from non-US Dollar denominated capital provision assets held by US Dollar functional currency entities are recognized in foreign exchange gains/(losses) on the consolidated statement of comprehensive income. All other exchange differences arising from capital provision assets held by non-US Dollar functional currency entities are recognized in other comprehensive income on the consolidated statement of comprehensive income.

Burford generally relies on legally protected information to arrive at its asset valuations and as a result is precluded from disclosing individual asset valuations publicly. However, Burford’s 2019 sale of part of its entitlement to proceeds in the Petersen matter was uniquely of such a size and breadth (including third-party sales organized by Burford’s financial adviser as part of the same transaction, resulting in the total sale of 15% of the entitlement to proceeds) that it was appropriate to use that sales price alone, without consideration of legally protected information, to set its 2019 valuation of its YPF-related assets, which remained the same in 2020. The carrying value of the Group’s YPF-related assets included in capital provision assets (both Petersen and Eton Park combined) was $773 million at December 31, 2020 (2019: $773 million), including $732 million of unrealized gain (2019: $734 million).

Loss on financial liabilities at fair value through profit or loss reflects losses on assets and liabilities used to hedge certain capital provision-indirect assets. Gains that would correspond to the hedge losses are included in income on capital provision assets.

During the year, certain participating employees received payments of de minimis amounts with respect to profits interests sold to those employees by the Carry Pools. The Group is deemed to control the Carry Pools, and they are included in the consolidated financial statements. The non-controlling interests held by employees in the Carry Pools meet the definition of a financial liability and are included within “Third party interests in consolidated entities” in the Group’s consolidated statement of financial position. During February 2021, the Group bought back the participants’ interests in the Carry Pools and terminated the existing Carry Pools plan arrangements. The aggregate amount paid for the participants interests was $5,408,000.

126 Burford Annual Report 2020

Table of Content

Notes to the consolidated financial statements

continued

6. Capital provision assets continued

The following table reflects the line-by-line impact of eliminating the interests of third-parties in the entities which Burford consolidates from the capital provision assets balance reported in the consolidated statement of financial position to arrive at Burford’s capital provision assets at December 31, 2020.

				Burford only
		Elimination of		Capital	Capital
	Consolidated	third-party	Burford only	provision	provision
	total	interests	total	- direct	- indirect
	$’000	$’000	$’000	$’000	$’000
At January 1, 2020	2,045,329	(211,339)	1,833,990	1,649,389	184,601
Additions	295,866	(19,872)	275,994	225,447	50,547
Realizations	(526,588)	286	(526,302)	(336,644)	(189,658)
Income for the period	344,249	(25,522)	318,727	321,002	(2,275)
Foreign exchange gains/(losses)	17,268	(465)	16,803	16,803	—
At December 31, 2020	2,176,124	(256,912)	1,919,212	1,875,997	43,215
Unrealized fair value at December 31, 2020	948,274	(33,527)	914,747	914,920	(173)

				Burford only
		Elimination of		Capital	Capital
	Consolidated	third-party	Burford only	provision	provision
	total	interests	total	- direct	- indirect
	$’000	$’000	$’000	$’000	$’000
At January 1, 2019	1,641,035	(119,444)	1,521,591	1,289,548	232,043
Additions	562,018	(173,196)	388,822	272,016	116,806
Realizations	(539,359)	143,679	(395,680)	(218,807)	(176,873)
Income for the period	370,898	(56,198)	314,700	302,075	12,625
Transfer to capital provision asset subparticipation	10,700	(6,241)	4,459	4,459	-
Foreign exchange gains	37	61	98	98	-
At December 31, 2019	2,045,329	(211,339)	1,833,990	1,649,389	184,601
Unrealized fair value at December 31, 2019	808,320	(32,220)	776,100	772,083	4,017

On a consolidated basis, the capital provision-indirect assets represent solely the equity securities and related claims in the Burford Strategic Value fund. The fund’s investment activity also includes entering into financial liabilities at fair value through profit or loss to offset the market based gains and losses in the equity securities (refer to note 7). On a consolidated basis, that activity is presented within financial liabilities at fair value through profit or loss in the liabilities section of the consolidated statement of financial position. On a Burford only basis, as presented in the table above, the amount included as capital provision-indirect assets represents the fair value of Burford’s entire interest held in the fund, including the respective share of any financial liabilities at fair value through profit or loss, and not just the Burford portion of the equity securities.

Included within the realizations amounts for Burford only in 2019 is $20,735,000 relating to six assets that were warehoused by a subsidiary company under a forward purchase and sale agreement with BOF-C. Included within additions and realization amounts for Burford only during 2019 is $12,343,000 relating to an asset that was warehoused on behalf of and then transferred to a managed fund during the year.

Burford Annual Report 2020 127

Notes to the consolidated financial statements

continued

6. Capital provision assets continued

The following table reflects the line-by-line impact of eliminating the income of third-parties in the entities that Burford consolidates from the capital provision income reported in the consolidated statement of comprehensive income to arrive at Burford’s investments income at December 31, 2020, 2019 and 2018.

				Burford only
		Elimination of		Capital	Capital
	Consolidated	third-party	Burford only	provision	provision
	total	interests	total	- direct	- indirect
December 31, 2020	$’000	$’000	$’000	$’000	$’000
Realized gains/(losses) relative to cost	205,478	(23,879)	181,599	179,684	1,915
Previous unrealized (gains)/losses transferred to realized gains/(losses)	(15,263)	23,425	8,162	13,644	(5,482)
Fair value adjustment in the period	151,637	(22,671)	128,966	127,674	1,292
Interest income on certain indirect capital provision assets	2,397	(2,397)	-	-	-
Income on capital provision assets	344,249	(25,522)	318,727	321,002	(2,275)
Interest and other income	199	(199)	-	-	-
Loss on financial liabilities at fair value through profit or loss	(4,779)	4,779	-	-	-
Loss on equity securities	(22)	-	(22)	(22)	-
Loss on capital provision asset subparticipations	-	(4,675)	(4,675)	(4,675)	-
Total capital provision income	339,647	(25,617)	314,030	316,305	(2,275)

				Burford only
		Elimination of		Capital	Capital
	Consolidated	third-party	Burford only	provision	provision
	total	interests	total	- direct	- indirect
December 31, 2019	$’000	$’000	$’000	$’000	$’000
Realized gains/(losses) relative to cost	151,886	(23,462)	128,424	120,522	7,902
Previous unrealized (gains)/losses transferred to realized gains/(losses)	(85,789)	6,504	(79,285)	(79,424)	139
Fair value adjustment in the period	289,795	(24,234)	265,561	260,977	4,584
Interest income on certain indirect capital provision assets	15,006	(15,006)	-	-	-
Income on capital provision assets	370,898	(56,198)	314,700	302,075	12,625
Interest and other income	1,870	(1,742)	128	128	-
Impairment of receivable	(4,083)	-	(4,083)	(4,083)	-
Realized gain on derivative financial liabilities	7,000	-	7,000	7,000	-
Realized loss on derivative financial assets	(4,154)	4,154	-	-	-
Loss on financial liabilities at fair value through profit or loss	(20,872)	20,467	(405)	(405)	-
Loss on equity securities	1,169	(1,722)	(553)	(553)	-
Loss on capital provision asset subparticipations	-	(7)	(7)	(7)	-
Total capital provision income	351,828	(35,048)	316,780	304,155	12,625

				Burford only
		Elimination of		Capital	Capital
	Consolidated	third-party	Burford only	provision	provision
	total	interests	total	- direct	- indirect
December 31, 2018	$’000	$’000	$’000	$’000	$’000
Realized gains/(losses) relative to cost	169,901	(13,146)	156,755	142,044	14,711
Previous unrealized (gains)/losses transferred to realized gains/(losses)	(79,694)	3,168	(76,526)	(70,523)	(6,003)
Fair value adjustment in the period	310,405	4,443	314,848	313,121	1,727
Interest income on certain indirect capital provision assets	11,000	(11,000)	-	-	-
Income on capital provision assets	411,612	(16,535)	395,077	384,642	10,435
Interest and other income	1,692	(1,642)	50	50	-
Realized gain on derivative financial liabilities	2,250	-	2,250	2,250	-
Realized loss on derivative financial assets	(3,462)	3,462	-	-	-
Loss on financial liabilities at fair value through profit or loss	(3,010)	3,010	-	-	-
Loss on equity securities	(4,852)	-	(4,852)	(4,852)	-
Total capital provision income	404,230	(11,705)	392,525	382,090	10,435

128 Burford Annual Report 2020

Notes to the consolidated financial statements

continued

7. Equity securities

As at December 31, 2020, equity securities were held at fair value of $nil (2019: $31,396,000) and there is a loss on equity securities of $21,000 (2019: Gain of $1,169,000) included in capital provision income on the face of the consolidated statement of comprehensive income (see note 6). At December 31, 2019, equity securities consisted of (a) $31,367,000 of equities received in settlement for a capital provision-indirect asset, which position was hedged and subsequently sold shortly after year end, resulting in no material impact to profit or loss and (b) $29,000 of a security previously received as consideration in a settlement of a capital provision-direct asset.

	2020	2019
	$’000	$’000
As at January 1	31,396	582
Assets received in kind	-	29,645
Realizations	(31,374)	-
Realized losses relative to cost	(9,736)	-
Previous unrealized (gains)/losses transferred to realized gains/(losses)	9,735	-
Fair value adjustment in the period	(21)	1,169
As at December 31	-	31,396

The following table presents the line-by-line impact of eliminating the interests of third-parties in the entities that Burford consolidates from the equity securities balance reported in the consolidated statement of financial position to arrive at Burford’s equity securities at December 31, 2020.

	Consolidated Total	Elimination of third-party interests	Burford only
	$’000	$’000	$’000
As at January 1, 2020	31,396	(31,367)	29
Realizations	(31,374)	31,367	(7)
Realized gains/(losses) relative to cost	(9,736)	(1,721)	(11,457)
Previous unrealized (gains)/losses transferred to realized gains/(losses)	9,735	1,721	11,456
Fair value adjustment in the period	(21)	-	(21)
As at December 31, 2020	-	-	-

	Consolidated Total	Elimination of third-party interests	Burford only
	$’000	$’000	$’000
As at January 1, 2019	582	-	582
Assets received in kind	29,645	(29,645)	-
Fair value adjustment in the period	1,169	(1,722)	(553)
As at December 31, 2019	31,396	(31,367)	29

Burford Annual Report 2020 129

Notes to the consolidated financial statements

continued

8. Due from settlement of capital provision assets

Amounts due from settlement of assets relate to the recovery of capital provision assets that have successfully concluded and where there is no longer any litigation risk remaining. The settlement terms and duration vary by capital provision asset. The majority of settlement balances are received shortly after the period end and all are generally expected to be received within 12 months. The carrying value of these assets approximate the fair value of the assets at the balance sheet date.

Due from settlement of capital provision assets

	2020	2019
Due from settlement of capital provision assets	$'000	$'000
At January 1, 2020	54,358	37,109
Transfer of realizations from capital provision assets	526,588	539,359
Interest and other income	199	1,870
Impairment	-	(3,083)
Proceeds received	(548,593)	(491,252)
Asset received in kind	-	(29,645)
At December 31, 2020	32,552	54,358
Split
Non-current assets	3,750	3,750
Current assets	28,802	50,608
Total due from settlement of capital provision assets	32,552	54,358

The following tables reflect the line-by-line impact of eliminating the interests of third-parties in the entities that Burford consolidates from the due from settlement of capital provision assets balance reported in the consolidated statement of financial position to arrive at Burford’s capital provision asset receivables at December 31, 2020.

				Burford only
	Consolidated total	Elimination of third-party ty interests	Burford only total	Capital provision -direct	Capital provision -indirect
Due from settlement of capital provision assets	$’000	$’000	$’000	$’000	$’000
At January 1, 2020	54,358	(35,369)	18,989	18,989	-
Transfer of realizations from capital provision assets	526,588	(286)	526,302	336,644	189,658
Interest and other income	199	(199)	-	-	-
Proceeds received	(548,593)	34,010	(514,583)	(324,925)	(189,658)
At December 31, 2020	32,552	(1,844)	30,708	30,708	-

				Burford only
	Consolidated total	Elimination of third-party interests	Burford only total	Capital provision -direct	Capital provision -indirect
Due from settlement of capital provision assets	$’000	$’000	$’000	$’000	$’000
At January 1, 2019	37,109	-	37,109	37,109	-
Transfer of realizations from capital provision assets	539,359	143,679	395,680	218,807	176,873
Interest and other income	1,870	1,742	128	128	-
Impairment	(3,083)	-	(3,083)	(3,083)	-
Proceeds received	(491,252)	(80,407)	(410,845)	(233,972)	(176,873)
Asset received in kind	(29,645)	(29,645)	-	-	-
At December 31, 2019	54,358	35,369	18,989	18,989	-

130 Burford Annual Report 2020

Notes to the consolidated financial statements

continued

9. Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss are sales of equity securities transacted to offset the market based gains and losses on equity positions held within capital provision assets as the underlying investment strategy is focused on earning an underlying litigation related return and not an outright position in a pure equity return. Proceeds from entering into sales of equity securities are held by brokers and are presented within due from brokers in the consolidated statement of financial position in addition to any margin held by the broker relating to the activity in buying and selling equities. While the positions are held to offset gains and losses on equity positions included within capital provision-indirect assets, the activity is required to be presented separately within liabilities in the consolidated statement of financial position. Gains and losses are included in the capital provision income in the consolidated statement of comprehensive income.

Amounts included in due to brokers relate to equity positions included in capital provision assets that have been purchased using available credit in the margin account with the respective broker.

10. Asset management income

Burford receives regular management fees on its managed funds, calculated as a percentage of capital committed by the fund investors or as a percentage of capital committed by the fund, depending upon the status of the fund. In addition, Burford receives performance fees from the funds. Burford’s managed funds (other than the Strategic Value fund and the BOF-C fund) use a so-called “European” structure for the payment of performance fees, in that the manager is not paid any performance fees until fund investors have had their entire capital investment repaid, as opposed to performance fees being paid on profitable resolutions as they occur (referred to as an “American” structure). The impact of this European structure is to delay the receipt of performance fees, and thus while many fund assets have already successfully and profitably concluded, few of the related performance fees have yet been paid. Performance fees are recognized when a reliable estimate of the fee can be made and it is highly probable that a significant revenue reversal will not occur.

The asset management income on the face of the consolidated statement of comprehensive income comprises:

	2020	2019	2018
	$’000	$’000	$’000
Management fee income	8,706	15,160	10,936
Performance fee income	6,400	-	755
Total asset management income	15,106	15,160	11,691

The following tables show the impact of consolidating the Strategic Value and BOF-C funds by adding back the elimination entries for consolidation purposes to arrive at Burford’s asset management income at December 31, 2020, 2019 and 2018. In the context of the asset management income, this adjustment is recognizing the intra-group income that is eliminated on consolidation of fund entities.

	Consolidated total	Elimination of third-party interests	Burford only
For the period ended December 31, 2020	$’000	$’000	$’000
Management fee income	8,706	2,748	11,454
Performance fee income	6,400	-	6,400
Income from BOF-C	-	6,630	6,630
Total asset management income	15,106	9,378	24,484

Burford Annual Report 2020 131

Notes to the consolidated financial statements

continued

10. Asset management income continued

	Consolidated total	Elimination of third-party interests	Burford only
For the period ended December 31, 2019	$’000	$’000	$’000
Management fee income	15,160	3,239	18,399
Performance fee income	-	594	594
Income from BOF-C	-	7,137	7,137
Total asset management income	15,160	10,970	26,130

	Consolidated total	Elimination of third-party interests	Burford only
For the period ended December 31, 2018	$’000	$’000	$’000
Management fee income	10,936	3,060	13,996
Performance fee income	755	1,048	1,803
Income from BOF-C	-	-	-
Total asset management income	11,691	4,108	15,799

Under the co-investing arrangement with the SWF, Burford receives reimbursement of expenses from BOF-C up to a certain level before either party receives a return of capital. After the repayment of capital, Burford then receives a portion of the return generated from the assets held by BOF-C. Amounts received and due from BOF-C from both of these sources is included in Income from BOF-C in the Burford only figures in the table above. On a consolidated basis, the amounts are included within capital provision income.

11. Liabilities arising from insurance contracts

	2020
	Gross	Reinsurance	Net
	$'000	$'000	$'000
Unearned premiums	10,903	(8,723)	2,180
Claims incurred but not reported reserve	1,693	(1,354)	339
Total	12,596	(10,077)	2,519

	2019
	Gross	Reinsurance	Net
	$'000	$'000	$'000
Unearned premiums	4,445	(3,556)	889
Claims incurred but not reported reserve	82	-	82
Total	4,527	(3,556)	971

	2020	2019	2018
Income Statement	$'000	$'000	$'000
Gross premiums written	7,203	4,707	-
Gross ceded reinsurance premiums	(5,762)	(3,766)	-
Movement in net unearned premium	(1,195)	(862)	-
Net premium earned	246	79	-
Change in insurance claims reserves	(241)	(79)	-
Net income on insurance contracts	5	-	-
Insurance underwriting commission	172	56	-
Insurance administrator commission	1,604	3,489	10,406
Total insurance income	1,781	3,545	10,406

132 Burford Annual Report 2020

Notes to the consolidated financial statements

continued

11. Liabilities arising from insurance contracts continued

There were no claims reported during the year or outstanding loss reserve relating to reported claims as at December 31, 2020 (2019: $nil).

12. Property, plant and equipment

	Fixtures, fittings and equipment	Right of use assets - property leases	Total
Cost
At January 1, 2019	3,202	5,552	8,754
Additions	3,398	13,115	16,513
Disposals	(1,370)	(295)	(1,665)
Exchange differences	21	47	68
Balance at December 31, 2019	5,251	18,419	23,670
Additions	360	-	360
Disposals	-	(2,376)	(2,376)
Exchange differences	63	118	181
Balance at December 31, 2020	5,674	16,161	21,835
Depreciation
At January 1, 2019	(1,336)	-	(1,336)
Change in period	(912)	(1,862)	(2,774)
Disposals	533	111	644
Exchange differences	(10)	(10)	(20)
Balance at December 31, 2019	(1,725)	(1,761)	(3,486)
Change in period	(1,073)	(2,619)	(3,692)
Exchange differences	(28)	(36)	(64)
Balance at December 31, 2020	(2,826)	(4,416)	(7,242)
Net book value
At December 31, 2019	3,526	16,658	20,184
At December 31, 2020	2,848	11,745	14,593

13. Cash management assets

As at December 31, 2020, cash management assets were $16,594,000 (2019: $37,966,000).

	2020	2019
	$’000	$’000
At January 1	37,966	41,449
Purchase	3,172	6,410
Proceeds on disposal	(23,548)	(9,756)
Net realized gains/(losses) on disposal	(1,898)	65
Fair value movement	795	(211)
Change in accrued interest	(3)	9
Foreign exchange gain (losses)	110	-
Balance at December 31	16,594	37,966

Burford Annual Report 2020 133

Notes to the consolidated financial statements

continued

13. Cash Management assets continued

The cash management income and bank interest on the face of the consolidated statement of comprehensive income comprise:

	2020	2019	2018
	$’000	$’000	$’000
Realized gains/(losses) (see above)	(1,898)	65	527
Fair value movement (see above)	795	(211)	(4,624)
Interest and dividend income	1,096	1,987	1,990
Bank interest income	393	4,862	3,908
Total cash management income and bank interest	386	6,703	1,801

14. Operating expenses

	2020	2019	2018
	$’000	$’000	$’000
Staff costs	57,094	49,191	48,198
Share based payments	5,282	4,519	1,686
Pension costs	1,526	1,285	736
Non-executive directors' remuneration**	576	484	415
Non-staff operating expenses	21,279	21,933	14,459
Case-related expenditures ineligible for inclusion in asset cost	1,757	2,903	1,734
Expenses related to equity and listing matters	7,907	1,754	-
Expenses incurred by consolidated entities*
Case-related expenditures ineligible for inclusion in asset cost	3,084	8,343	3,977
Non-staff operating expenses	832	990	626
Total operating expenses	99,337	91,402	71,831
*	Additional information on non-employee director compensation is provided above under the heading “Director compensation”

**Expenses incurred by consolidated entities are shown net of adjustments and eliminations as shown in note 23

	2020	2019	2018
Fees paid and payable to Ernst & Young LLP comprise:	$’000	$’000	$’000
Audit fees	2,110	1,386	961
Audit-related fees	116	55	38
Tax fees	737	472	420
All other fees	1,035	14	166
Total fees	3,998	1,927	1,585

134 Burford Annual Report 2020

Notes to the consolidated financial statements

continued

15. Other assets

	2020	2019
	$’000	$’000
Trade receivable – insurance	290	658
Trade receivable – services	776	1,547
Asset management receivables	713	825
Reinsurance assets	10,077	3,556
Prepayments	1,954	1,375
Financial asset held at amortized cost	500	500
Tax receivable	10,100	-
Other receivables	7,544	4,802
Total other assets	31,954	13,263

16. Other liabilities

	2020	2019
	$’000	$’000
Audit fees payable	2,333	1,385
General expenses payable	37,394	24,782
Payable for capital provision assets	256	36
Lease liabilities	13,520	19,389
Insurance liabilities	12,596	4,527
Tax payable	-	1,311
Total other liabilities	66,099	51,430

The following table sets out the movement in lease liabilities during the year.

	2020	2019
	$’000	$’000
At January 1	19,389	-
Change in accounting policy- impact from adoption of IFRS 16	-	6,785
Restated at January 1	19,389	6,785
Additions	-	13,115
Disposals	(4,282)	-
Lease liabilities interest expense	1,252	869
Payments of lease liabilities during the year	(2,943)	(1,433)
Exchange differences	104	53
At December 31	13,520	19,389

Burford Annual Report 2020 135

Notes to the consolidated financial statements

continued

17. Loan capital

The Group has issued the following retail bonds listed on the London Stock Exchange’s Order Book for Retail Bonds.

Retail bonds outstanding
Issuance date	August 19, 2014	April 26, 2016	June 1, 2017	February 12, 2018
Issuing entity (100% owned subsidiary)	Burford Capital	Burford Capital	Burford Capital	Burford Capital
	PLC	PLC	PLC	Finance LLC
Currency	GBP	GBP	GBP	USD
Face amount (in currency)	£90,000,000	£100,000,000	£175,000,000	$180,000,000
Maturity date	August 19, 2022	October 26, 2024	December 1, 2026	August 12, 2025
Interest rate per annum	6.50%	6.125%	5.00%	6.125%
Repurchased amount (in currency)	£3,843,000	£—	£—	$—
Face amount outstanding (in currency) after repurchases*	£86,157,000	£100,000,000	£175,000,000	$180,000,000

USD equivalent face value outstanding at exchange rate at issuance	$143,176,000	$144,020,000	$225,803,000	$180,000,000
USD equivalent face value outstanding at December 31, 2020**	$117,596,000	$136,490,000	$238,858,000	$180,000,000
Fair value equivalent:
At December 31, 2020	$117,587,000	$133,726,000	$220,764,000	$174,006,000
At December 31, 2019	$119,871,000	$128,302,000	$208,924,000	$172,350,000
*	In December of 2020 Burford repurchased £3,843,000 face amount of retail bonds maturing on August 18, 2022, for $4,935,000.
**	The exchange rate at December 31, 2020 was $1.3649 per £1.00

The fair value equivalents for the Group’s retail bonds are based on the last traded price for each bond observed on the London Stock Exchange’s Order Book for Retail Bonds.

A summary of the changes arising from cash flows and non-cash changes of loan capital is shown below.

	2020	2019
Retail bonds	$’000	$’000
At January 1,	665,342	647,992
Loan capital finance costs	39,046	38,753
Interest paid	(37,890)	(37,568)
Foreign exchange losses	15,836	16,165
Bond repurchases	(4,964)	—
At December 31	677,370	665,342
Split:
Loan capital	667,814	655,880
Loan interest payable	9,556	9,462
Total loan capital	677,370	665,342

	2020	2019	2018
Finance costs	$’000	$’000	$’000
Loan capital interest expense	37,814	37,528	37,334
Bond issue costs incurred as finance costs	1,232	1,225	1,204
Loan capital finance costs (above)	39,046	38,753	38,538
Lease liabilities interest expense	1,252	869	-
Total finance costs	40,298	39,622	38,538

136 Burford Annual Report 2020

Notes to the consolidated financial statements

Continued

18. Changes in liabilities arising from financing activities

A summary of the changes arising from cash flows and non-cash changes of loan capital is shown below.

	2020	2019
Retail bonds	$’000	$’000
At January 1	665,342	647,992
Cash flows:
Issuance/(repayments) (net of issue costs)	(4,964)	-
Interest paid	(37,890)	(37,568)
Non-cash charges:
Interest expense	37,814	37,528
Amortization of bond issue costs	1,232	1,225
Foreign exchange losses	15,836	16,165
At December 31	677,370	665,342

19. Intangible asset

	2020	2019
	$'000	$'000
At January 1	8,703	18,198
Amortization	(8,703)	(9,495)
At December 31	-	8,703

	2020	2019
	$'000	$'000
Acquisition of subsidiary	39,666	39,666
Accumulated amortization	(39,666)	(30,963)
Net book value December 31	-	8,703

Burford acquired Gerchen Keller Capital (GKC) on December 14, 2016. The intangible asset represents an assessment, for accounting purposes, of the value of GKC’s future asset management income at the date of acquisition. The intangible asset had an estimated useful life extending to 2020 and was being amortized over this period, in accordance with revenue generated from asset management income.

20. Goodwill

Goodwill arises on the acquisition of subsidiaries and represents the excess of the purchase consideration over the fair value of the Group’s share of the assets acquired and the liabilities assumed on the date of the acquisition. The goodwill allocated to each of the Group’s operating business segments is set out in the table below.

Carrying value of goodwill

			Services and
	Capital	Asset	other
	provision	management	corporate	Total
	$'000	$'000	$'000	$'000
At January 1, 2020	107,991	25,020	988	133,999
Foreign exchange gains	-	-	33	33
At December 31, 2020	107,991	25,020	1,021	134,032

Burford Annual Report 2020 137

Notes to the consolidated financial statements

continued

20. Goodwill continued

			Services and
	Capital	Asset	other
	provision	management	corporate	Total
	$'000	$'000	$'000	$'000
At January 1, 2019	107,991	25,020	955	133,966
Foreign exchange gains	-	-	33	33
At December 31, 2019	107,991	25,020	988	133,999

As goodwill does not generate cash flows independently of other assets or groups of assets, the recoverable amount, being the value in use, is determined at a cash generating unit (CGU) level. The Group’s CGUs are consistent with the operating business segments above.

The Group’s value in use calculations require estimates in relation to uncertain items, including management’s expectations of future revenue growth, operating costs, profit margins, operating cash flows, and the discount rate for each CGU.

The future cash flows are discounted using a discount rate that reflects the time value of money. The discount rate used in each CGU is adjusted for the risk specific to the asset.

The Group is required to test goodwill acquired in a business combination annually for impairment. This was carried out for the period ended December 31, 2020.

Key assumptions and sensitivities

The value in use of each CGU is determined using cash flow projections over a five-year period, based on past experience of business performance.

Discount rate

The discount rates used in performing the value in use calculation in 2020 were 10.2% (2019: 9.0%) except for Asset Management where we have used 10.0% (2019: 8.3%) reflecting the lower risk and volatility of income in this CGU. The discount rates estimated on a pre-tax equivalent basis were 11.4% (2019: 10.0%) and 12.5% (2019: 10.4%) for Asset Management.

Growth in commitments

The annual growth rate assumption for the five-year projection period is 5% (2019: 5%). The perpetuity growth rates are determined based on the forecast market growth rates of the economies in which the CGU operates, and they reflect an assessment of the long-term growth prospects of that market. For all CGUs, this rate is 2% (2019: 2%).

Return on capital provision assets

The rates of return are determined based on historical experience. The rate used in performing the value in use calculation in 2020 was 25.6% per annum for all new capital provision assets (2019: 22.5%) which is in line with our historical returns excluding YPF. Asset Management fees are projected using current fund economics and investment data to forecast near term management and incentive fees.

Sensitivities

Based on the methodology and assumptions set out above, the recoverable amounts estimated using the value in use calculation exceed the carrying amounts including goodwill of the CGU’s by $447,380,000 and $96,481,000 for the

138 Burford Annual Report 2020

Notes to the consolidated financial statements

continued

20. Goodwill continued

capital provision and asset management CGU’s respectively (2019: $341,574,000 and $72,429,000). The sensitivity to the key assumptions are set out in the table below.

		December 31, 2020		December 31, 2019
		Capital	Asset	Capital	Asset
		provision	management	provision	management
		$'000	$'000	$'000	$'000
Assumption	Sensitivity
Discount rate	1%	(279,556)	(12,662)	(259,781)	(17,829)
Terminal growth rate	(1)%	(214,849)	(9,773)	(200,020)	(14,373)
Return on capital provision assets	(1)%	(165,300)	(7,986)	(198,301)	(9,611)

21. Fair value of assets and liabilities

Valuation methodology

The fair value of financial assets and liabilities continue to be valued using the techniques set out in the accounting policies in note 2.

	Level 1	Level 2	Level 3	Total
December 31, 2020	$’000	$’000	$’000	$’000
Assets
Capital provision assets:
Single case	-	-	642,756	642,756
Portfolio	-	-	1,445,990	1,445,990
Legal risk management	-	-	2,212	2,212
Indirect - equity securities	-	-	85,166	85,166
Cash management investments	11,457	5,137	-	16,594
Total assets	11,457	5,137	2,176,124	2,192,718
Liabilities
Capital provision asset subparticipations	-	-	14,107	14,107
Loan capital, at fair value*	646,083	-	-	646,083
Third-party interests in consolidated entities	-	-	248,581	248,581
Total liabilities	646,083	-	262,688	908,771
Net total	(634,626)	5,137	1,913,436	1,283,947
*	Loan capital is held at amortized cost in the consolidated financial statements, and the figures disclosed in the above tables represent the fair value equivalent amounts.

The principal types of capital provision assets transacted by the Group are as follows:

Single case:

Capital provision assets funded by Burford that are subject to binary legal risk, such as financing the costs of a single litigation claim.

Portfolio:

Capital provision assets with multiple paths to recovery, such as financing a pool of litigation claims.

Legal risk management:

Capital provision assets where all or a portion of the financing provided by Burford is providing some form of legal risk arrangement, such as to cover an indemnity or insurance for adverse costs.

Where capital is provided on a portfolio basis, Burford provides financing for a group of cases with the same counterparty on terms that tend to recognize the lower risk of loss generally associated with multi-case portfolios. Typically, the cases in the portfolio are cross collateralized, such that losses in one case can be recovered from successes in another. Cases in portfolios are underwritten and priced in a similar manner to single case capital

Burford Annual Report 2020 139

Notes to the consolidated financial statements

continued

provision assets and are expected to achieve a similar risk-adjusted return. Portfolios then allow us to originate larger volumes of assets with greater efficiency.

Asset recovery capital provision assets are underwritten, structured and priced in a similar manner to our single case and portfolio capital provision assets and, as a consequence, are anticipated to have similar risk-adjusted returns. In 2020, all asset recovery assets have been reclassified as single case or portfolio.

The key risk and sensitivity across all capital provision assets relates to the underlying litigation associated with each case that is underwritten and financed. The sensitivity to this Level 3 input is therefore considered to be similar across the different types of capital provision assets and is expressed as a portfolio-wide stress.

	Level 1	Level 2	Level 3	Total
December 31, 2019	$’000	$’000	$’000	$’000
Assets
Capital provision assets:
Single case	-	-	458,340	458,340
Portfolio	-	-	1,241,106	1,241,106
Legal risk management	-	-	1,619	1,619
Asset recovery	-	-	86,128	86,128
Indirect - equity securities	65,780	-	192,356	258,136
Equity securities	31,396	-	-	31,396
Cash management investments	37,966	-	-	37,966
Total assets	135,142	-	1,979,549	2,114,691
Liabilities
Financial liabilities at fair value through profit or loss	91,493	-	-	91,493
Capital provision asset subparticipations	-	-	13,944	13,944
Loan capital, at fair value*	629,447	-	-	629,447
Third-party interests in consolidated entities	-	-	235,720	235,720
Total liabilities	720,940	-	249,664	970,604
Net total	(585,798)	-	1,729,885	1,144,087
*	Loan capital is held at amortized cost in the consolidated financial statements, and the figures disclosed in the above tables represent the fair value equivalent amounts.

Movements in Level 3 fair value assets and liabilities

The table below provides analysis of the movements in the level 3 financial assets and liabilities.

			Transfers				Foreign
	At January 1,	Transfers	between			Income for	exchange	At December
	2020	into level 3	types	Additions	Realizations	the period	gains/(losses)	31, 2020
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Single case	458,340	-	20,300	152,917	(168,639)	176,476	3,362	642,756
Portfolio	1,241,106	-	65,828	142,949	(178,018)	160,399	13,726	1,445,990
Legal risk management	1,619	-	-	-	-	413	180	2,212
Asset recovery	86,128	-	(86,128)	-	-	-	-	-
Indirect - equity securities	192,356	49,950	-	-	(173,049)	15,909	-	85,166
Total level 3 assets	1,979,549	49,950	-	295,866	(519,706)	353,197	17,268	2,176,124
Capital provision asset subparticipations	(13,944)	-	-	(224)	-	61	-	(14,107)
Third-party interests in consolidated entities	(235,720)	-	-	(19,872)	19,862	(12,851)	-	(248,581)
Total level 3 liabilities	(249,664)	-	-	(20,096)	19,862	(12,790)	-	(262,688)

140 Burford Annual Report 2020

Notes to the consolidated financial statements

continued

21. Fair value of assets and liabilities continued

							Transfer to
	At	Transfers			Income	Foreign	capital	At
	January 1,	into			for the	exchange	provision asset	December 31,
	2019	level 3	Additions	Realizations	period	gains/(losses)	subparticipation	2019
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Single case	217,703	-	179,727	(37,078)	97,787	201	-	458,340
Portfolio	1,058,979	-	116,232	(152,377)	209,265	(1,693)	10,700	1,241,106
Legal risk management	3,086	-	-	(1,762)	190	105	-	1,619
Asset recovery	42,217	-	30,439	(1,438)	13,485	1,425	-	86,128
Indirect - equity securities	108,549	210,501	149,152	(327,274)	51,428	-	-	192,356
Derivative financial assets	4,154	-	-	-	(4,154)	-	-	-
Total level 3 assets	1,434,688	210,501	475,550	(519,929)	368,001	38	10,700	1,979,549
Capital provision asset subparticipations	(3,244)	-	-	-	-	-	(10,700)	(13,944)
Derivative financial liabilities	(7,000)	-	-	-	7,000	-	-	-
Third-party interests in consolidated entities	(136,959)	-	(167,685)	84,242	(15,318)	-	-	(235,720)
Total level 3 liabilities	(147,203)	-	(167,685)	84,242	(8,318)	-	(10,700)	(249,664)

There were no gains or losses recognized in other comprehensive income with respect to these assets and liabilities.

All transfers into and out of Level 3 are recognized as if they have taken place at the beginning of each reporting period. Transfers into Level 3 during the year of $49,950,000 (2019: $210,501,000) relate to assets where the underlying asset no longer has a quoted price and becomes subject to the Group’s valuation methodology for Level 3 financial instruments as set out in the accounting policies in note 2.

Sensitivity of Level 3 valuations

For the vast majority of our legal finance assets, valuation relates to objective events in the litigation process. If there have been no objective events, we typically assess the fair value of our legal finance assets to be equivalent to the cost of the asset in line with our valuation policy and the absence of an objective event impacting valuation assessment. The valuation policy assigns valuation changes in fixed ranges based on these objective events. The policy discounts the impact of the objective events commensurate with the remaining litigation risk, including both the likelihood of a positive outcome and the time required to reach that outcome. Since our legal finance assets are typically relatively short in tenor (two to three years), no additional discounting explicitly for the time value of money is typically applied; rather, the potential impact of timing is encompassed in the applicable value range. In a small number of instances, the Group has the benefit of a secondary sale of a portion of an asset. When that occurs, the market evidence is factored into the valuation process; results on portfolios with multiple fair value factors are presented based on whether the portfolios are in an overall positive or negative fair value position. The more robust the market testing of value is, the more weight that is accorded to the market price. The table below provides a stratification of our capital provision direct and indirect Level 3 assets at December 31, 2020 and 2019, into different categories of fair valuation factors (reflecting the objective litigation events) that underlie the current valuation of those assets.

Burford Annual Report 2020 141

Notes to the consolidated financial statements

continued

At December 31, 2020
Consolidated capital provision Level 3 assets

	Positive fair value adjustments						Negative fair value adjustments
				Weighted						Weighted
	Total		Aggregate	average(2)	Maximum	Minimum	Total		Aggregate	average(7)	Maximum	Minimum
	carrying		FV	FV	FV	FV	carrying		FV	FV	FV	FV
	value	Cost	adjustment	adjustment(1)	adjustment(1)	adjustment(1)	value	Cost	adjustment	adjustment(5)	adjustment(5)	adjustment(5)
Asset fair valuation factors	$'000	$'000	$'000%		%	%	$'000	$'000	$'000%		%	%
Market transactions(4)	772,980	41,003	731,977	NA(3)	NA(3)	NA(3)	—	—	—	NA(3)	NA(3)	NA(3)
Ruling or other objective pre-trial event	227,252	148,840	78,412	33%	50%	0%	6,413	10,198	(3,785)	(37)%	(60)%	(32)%
Trial court judgment or tribunal award	67,252	35,910	31,342	50%	60%	35%	196	980	(784)	(80)%	(80)%	(80)%
Appeal judgment	32,148	21,242	10,906	37%	80%	20%	500	1,000	(500)	(50)%	(50)%	(50)%
Settlements	88,827	64,091	24,736	40%	80%	11%	12,000	29,875	(17,875)	(62)%	(70)%	(9)%
Held at cost	580,190	580,190	—	NA(3)	NA(3)	NA(3)	—	—	—	NA(3)	NA(3)	NA(3)
Portfolios with multiple FV factors(6)	294,340	202,238	92,102	36%	60%	(100)%	6,152	13,186	(7,034)	(60)%	(60)%	(60)%
Priced at cost plus accrued interest	72,038	60,991	11,047	NA(3)	NA(3)	NA(3)	13,128	14,826	(1,698)	NA(3)	NA(3)	NA(3)
Other	2,213	—	2,213	100%	100%	100%	495	3,280	(2,785)	(85)%	(85)%	(85)%
Totals:	$2,137,240	$1,154,505	$982,735				$38,884	$73,345	($34,461)

Total capital provision level 3 assets:	Carrying value $’000	Cost $’000	Unrealized gain $’000
Capital provision - direct	2,090,958	1,152,033	938,925
Capital provision - indirect	85,166	75,817	9,349
Total capital provision	2,176,124	1,227,850	948,274
(4)	As percentage of expected recovery above cost
(5)	Weighted by fair value of asset
(6)	Not valued based on a percentage of expected recovery
(7)	Although market transactions are a significant input into the valuation of these assets, the nature of these market transactions and the influence of other factors on valuation causes these assets to be characterized as Level 3 rather than Levels 1 or 2.
(8)	As percentage of cost
(9)	Portfolios where the underlying cases have multiple FV factors: If a portfolio’s cases have only one FV factor, the portfolio is categorized with that factor. FV adjustment statistics for portfolios represent the weighted average, maximum and minimum adjustments for the underlying cases in those portfolios.
(10)	Weighted by cost of asset

142 Burford Annual Report 2020

Notes to the consolidated financial statements

continued

21. Fair value of assets and liabilities continued

At December 31, 2019
Consolidated capital provision Level 3 assets

	Positive fair value adjustments						Negative fair value adjustments
				Weighted						Weighted
	Total		Aggregate	average(2)	Maximum	Minimum	Total		Aggregate	average(7)	Maximum	Minimum
	carrying		FV	FV	FV	FV	carrying		FV	FV	FV	FV
	value	Cost	adjustment	adjustment(1)	adjustment(1)	adjustment(1)	value	Cost	adjustment	adjustment(5)	adjustment(5)	adjustment(5)
Asset fair valuation factors	$'000	$'000	$'000%		%	%	$'000	$'000	$'000%		%	%
Market transactions(4)	773,133	39,190	733,943	NA(3)	NA(3)	NA(3)	—	—	—	NA(3)	NA(3)	NA(3)
Ruling or other objective pre-trial event	71,592	51,046	20,546	27%	40%	10%	9,897	18,050	(8,153)	(45)%	(100)%	(32)%
Trial court judgment or tribunal award	45,367	26,092	19,275	49%	60%	40%	—	980	(980)	(60)%	(60)%	(60)%
Appeal judgment	21,431	16,242	5,189	20%	20%	20%	392	6,000	(5,608)	(40)%	(50)%	(38)%
Settlements	66,156	51,078	15,078	38%	100%	11%	3,625	27,053	(23,428)	(54)%	(70)%	(9)%
Held at cost	586,768	586,768	—	NA(3)	NA(3)	NA(3)	12,263	—	12,263	NA(3)	NA(3)	NA(3)
Portfolios with multiple FV factors(6)	193,900	161,984	31,916	53%	100%	(100)%	—	—	—	NA(3)	NA(3)	NA(3)
Priced at cost plus accrued interest	179,147	143,610	35,537	NA(3)	NA(3)	NA(3)	13,209	14,826	(1,617)	NA(3)	NA(3)	NA(3)
Other	1,619	—	1,619	100%	100%	100%	1,050	19,088	(18,038)	(94)%	(100)%	(64)%
Totals:	$1,939,113	$1,076,000	$863,103				$40,436	$85,997	($45,561)		—	—

Total capital provision level 3 assets:	Carrying value $’000	Cost $’000	Unrealized gain $000
Capital provision - direct	1,787,193	1,003,571	783,622
Capital provision - indirect	192,356	158,436	33,920
Total capital provision	1,979,549	1,162,007	817,542
(11)	As percentage of expected recovery above cost
(12)	Weighted by fair value of asset
(13)	Not valued based on a percentage of expected recovery
(14)	Although market transactions are a significant input into the valuation of these assets, the nature of these market transactions and the influence of other factors on valuation causes these assets to be characterized as Level 3 rather than Levels 1 or 2.
(15)	As percentage of cost
(16)	Portfolios where the underlying cases have multiple FV factors: If a portfolio's cases have only one FV factor, the portfolio is categorized with that factor. FV adjustment statistics for portfolios represent the weighted average, maximum and minimum adjustments for the underlying cases in those portfolios.
(17)	Weighted by cost of asset

Following origination, the Group engages in a semi-annual review of each capital provision asset’s fair value. At December 31, 2020, should the value of those instruments have been 10% higher or lower than provided for in the Group’s fair value estimation, while all other variables remained constant, the Group’s income and net assets would have increased and decreased respectively by $191,344,000 (2019: $172,989,000). The impact has been provided on a pre-tax basis on both income and net assets as the Group considers the fluctuation in the Group’s effective tax rate from period to period could indicate changes in sensitivity not driven by the valuation that are difficult to follow and detract from the comparability of this information.

Reasonably possible alternative assumptions

The determination of fair value for capital provision assets, derivative financial liabilities and asset subparticipations involve significant judgments and estimates. While the potential range of outcomes for the assets is wide, the Group’s fair value estimation is its best assessment of the current fair value of each asset. That estimate is inherently subjective, being based largely on an assessment of how individual events have changed the possible outcomes of the asset and their relative probabilities and hence the extent to which the fair value has altered. The aggregate of the fair values selected falls within a wide range of reasonably possible estimates. In the Group’s opinion there is no useful alternative valuation that would better quantify the market risk inherent in the portfolio and there are no inputs or variables to which the values of the assets are correlated.

Burford Annual Report 2020 143

Notes to the consolidated financial statements

continued

22. Risk management

Market and asset risk

The Group is exposed to market and asset risk with respect to its cash management assets, capital provision assets, financial liabilities at fair value through profit or loss and derivative financial assets and liabilities. The maximum risk equals the fair value of all such financial instruments.

With respect to the Group’s cash management assets, consisting of corporate bonds and investment funds, market risk is the risk that the fair value of financial instruments will fluctuate due to changes in market variables such as interest rates, credit risk, security and bond prices and foreign exchange rates. At December 31, 2020, should the prices of the investments in corporate bonds and investment funds have been 10% higher or lower while all other variables remained constant, the Group’s income and net assets would have increased and decreased respectively by $1,659,000 (2019: $3,797,000).

With respect to the Group’s financial liabilities at fair value through profit or loss and derivative financial assets, the market risk is negligible as the positions are held exclusively as economic hedges against gains and losses arising from offsetting long positions included in the Group’s capital provision assets. The fair value of the Group’s offsetting long positions is approximately $nil at December 31, 2020 (2019: $91,493,000).

The Group only funds capital provision assets following a due diligence process. However, such assets involve high risk and there can be no assurance of any particular recovery in any individual asset. Certain of the Group’s capital provision assets are comprised of a portfolio of assets thereby mitigating the impact of the outcome of any single asset. While the claims underlying the Group’s capital provision assets are generally diverse, the Group monitors and manages the portfolio for related exposures that finance different clients relative to the same or very similar claims, such that the outcomes on those related exposures are likely to be correlated.

Liquidity risk

The Group is exposed to liquidity risk. The Group’s financing of capital provision assets require funds to meet commitments (see note 29) and for settlement of operating liabilities. The Group’s capital provision assets (as described in note 2) typically require significant capital contributions with little or no immediate return and no guarantee of return or repayment. In order to manage liquidity risk the Group finances assets with a range of anticipated lives and holds cash management assets which can be readily realized to meet those liabilities and commitments.

Cash management assets include listed fixed income instruments and investment funds that can be redeemed on short notice or can be sold on an active trading market.

In 2014, 2016, 2017 and 2018, the total issues of $699 million in retail bonds raised sufficient extra capital to help mitigate liquidity risk. Interest payments on the bonds will total approximately $215 million over the remaining two-year, four-year, five-year and six-year periods until maturity in August 2022, October 2024, August 2025 and December 2026, respectively, at which point the principal amounts shall be repaid.

The tables below summarize the maturity profile of the Group’s financial liabilities based on contractual undiscounted payments.

Liabilities

							Total
	Less than	3 to 6	6 to 12	1 to 5	Greater than	No contractual	undiscounted
	3 months	months	months	years	5 years	maturity date	cash outflows
December 31, 2020	$'000	$'000	$'000	$'000	$'000	$'000	$'000
Loan interest payable	9,342	10,151	19,493	163,596	11,942	—	214,524
Other liabilities	40,582	600	1,203	8,319	6,541	—	57,245
Loan capital	—	—	—	434,313	238,858	—	673,171
Capital provision asset subparticipations	—	—	—	—	—	14,107	14,107
Third-party interests in consolidated entities	—	—	—	—	—	248,581	248,581
	49,924	10,751	20,696	606,228	257,341	262,688	1,207,628

144 Burford Annual Report 2020

Notes to the consolidated financial statements

continued

22. Risk management continued

							Total
	Less than	3 to 6	6 to 12	1 to 5	Greater than	No contractual	undiscounted
	3 months	months	months	years	5 years	maturity date	cash outflows
December 31, 2019	$'000	$'000	$'000	$'000	$'000	$'000	$'000
Financial liabilities at fair value through profit or loss	91,493	—	—	—	—	—	91,493
Due to brokers	51,401	—	—	—	—	—	51,401
Loan interest payable	9,376	9,825	19,201	138,155	34,143	—	210,700
Other liabilities	28,072	791	1,587	12,455	10,029	—	52,934
Loan capital	—	—	—	250,990	411,175	—	662,165
Capital provision asset subparticipations	—	—	—	—	—	13,944	13,944
Third-party interests in consolidated entities	—	—	—	—	—	235,720	235,720
	180,342	10,616	20,788	401,600	455,347	249,664	1,318,357

The tables below present an analysis of the Group’s assets and liabilities split between a current and non-current classification.

	December 31, 2020			December 31, 2019
	Current	Non-current	Total	Current	Non-current	Total
Assets	$'000	$'000	$'000	$'000	$'000	$'000
Cash and cash equivalents	322,189	—	322,189	186,621	—	186,621
Cash management assets	16,594	—	16,594	37,966	—	37,966
Due from brokers	—	—	—	95,226	—	95,226
Other assets	21,377	10,577	31,954	9,207	4,056	13,263
Due from settlement of capital provision assets	28,802	3,750	32,552	50,608	3,750	54,358
Capital provision assets	—	2,176,124	2,176,124	—	2,045,329	2,045,329
Equity securities	—	—	—	31,367	29	31,396
Property, plant and equipment	—	14,593	14,593	—	20,184	20,184
Intangible asset	—	—	—	—	8,703	8,703
Goodwill	—	134,032	134,032	—	133,999	133,999
Deferred tax asset	—	256	256	—	24,939	24,939
Total assets	388,962	2,339,332	2,728,294	410,995	2,240,989	2,651,984

	December 31, 2020			December 31, 2019
	Current	Non-current	Total	Current	Non-current	Total
Liabilities	$'000	$'000	$'000	$'000	$'000	$'000
Financial liabilities at fair value through profit or loss	—	—	—	91,493	—	91,493
Due to brokers	—	—	—	51,401	—	51,401
Loan interest payable	9,556	—	9,556	9,462	—	9,462
Other liabilities	41,759	24,340	66,099	29,324	22,106	51,430
Loan capital	—	667,814	667,814	—	655,880	655,880
Capital provision asset subparticipations	—	14,107	14,107	—	13,944	13,944
Third-party interests in consolidated entities	—	248,581	248,581	—	235,720	235,720
Deferred tax liability	—	22,325	22,325	—	9,662	9,662
Total liability	51,315	977,167	1,028,482	181,680	937,312	1,118,992

Credit risk

The Group is exposed to credit risk in various asset structures (see note 2), most of which involve financing sums recoverable only out of successful capital provision assets with a concomitant risk of loss of invested cost. On becoming contractually entitled to proceeds, depending on the structure of the particular asset, the Group could be a creditor of, and subject to direct or indirect credit risk from, a claimant, a defendant, both or other parties. Moreover, the Group may be indirectly subject to credit risk to the extent a defendant does not pay a claimant immediately notwithstanding successful adjudication of a claim in the claimant’s favor. The Group’s credit risk is uncertain given that its entitlement pursuant to its assets is generally not established until a successful resolution of claims and the Group’s potential credit risk is mitigated by the diversity of its counterparties and indirect creditors.

The Group is also exposed to credit risk in respect of the cash management assets, due from broker and cash and cash equivalents. The credit risk of the due from broker and cash and cash equivalents is mitigated as all cash is placed with

Burford Annual Report 2020 145

Notes to the consolidated financial statements

continued

22. Risk management continued

reputable banks with a sound credit rating (A-2 or higher by S&P; P-2 or higher by Moody’s). Cash management assets are held in a listed fund investing in senior short duration floating rate corporate debt and investment grade corporate bonds.

The Group is also exposed to credit risk from opponents in litigation insurance. The underwriting process includes an assessment of counterparty credit risk and there is a large diversification of counterparties.

The maximum credit risk exposure represented by cash, cash equivalents, due from broker and capital provision assets is as stated on the consolidated statement of financial position.

The Group is exposed to credit risk on financial assets held at amortized cost including amounts due from settlement of capital provision assets and receivables. The maximum credit exposure for amounts due from settlement of capital provision assets and receivables is the carrying value at December 31, 2020 of $42,375,000 (2019: $62,690,000). The Group applies the simplified approach to recognize impairment on settlement and receivable balances based on the lifetime expected credit loss. The Group reviews the lifetime expected credit loss based on historical collection performance, the specific provisions of any settlement agreement and a forward-looking assessment of macro-economic factors. Based on this review, the Group has not identified any material expected credit loss relating to the financial assets held at amortized cost during the year ended December 31, 2020 (2019: the Group recognized $4,083,000 of impairment against two specific financial assets, refer to note 6; 2018: $nil).

Financial assets are generally considered to be in default when amounts are more than 90 days past due or if sufficient indicators exist that the debtor is unlikely to pay. Amounts are written off as uncollectable when all reasonably collectable amounts have been recovered and following the completion or cessation of enforcement activity.

Currency risk

The Group holds assets denominated in currencies other than US dollars, the functional currency of the Company, including Sterling, the functional currency of Burford UK. Further, the Group issued Sterling loan capital during 2014, 2016, and 2017. It is therefore exposed to currency risk, as values of the assets and liabilities denominated in other currencies will fluctuate due to changes in exchange rates. The Group may use forward exchange contracts from time to time to mitigate currency risk.

At December 31, 2020, the Group’s net exposure to currency risk could be analyzed as follows:

	Capital provision assets	Other net assets/ (liabilities)
	$'000	$'000
US dollar	1,923,819	14,393
Sterling	79,748	(490,626)
Euro	168,975	78
Australian dollar	3,582	(157)
Swiss Franc	—	—
	2,176,124	(476,312)

At December 31, 2019, the Group’s net exposure to currency risk was analyzed as follows:

	Capital provision assets	Other net assets/ (liabilities)
	$'000	$'000
US dollar	1,837,750	(31,425)
Sterling	65,290	(480,912)
Euro	139,418	—
Australian Dollar	2,689	—
Swiss Franc	182	—
	2,045,329	(512,337)

146 Burford Annual Report 2020

Notes to the consolidated financial statements

continued

22. Risk management continued

At December 31, 2020, should the Sterling, Euro, Australian dollar and Swiss Franc have strengthened or weakened by 10% against the US dollar and all other variables held constant, the Group’s net profit and net assets would have (decreased)/increased and increased/(decreased) respectively as noted in the table below:

	2020	2019
	$'000	$'000
Sterling	(41,088)	(41,562)
Euro	16,905	13,942
Australian Dollar	343	269
Swiss Franc	—	18

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Group’s exposure to market risk for changes in floating interest rates relates primarily to the Group’s cash, certain cash management assets and capital provision assets. All cash bears interest at floating rates. There are certain capital provision assets, due from settlement assets and cash management assets that earn interest based on fixed rates; however, those assets do not have interest rate risk as they are not exposed to changes in market interest rates. The Group’s loan capital incurs interest at a fixed rate, and is carried at amortized cost, and so is not exposed to changes in market interest rates. The following table sets out the Group’s exposure to interest rate risk.

	2020	2019
	$'000	$'000
Non interest-bearing	1,910,683	1,666,761
Interest-bearing -floating	390,662	374,904
Interest-bearing -fixed rate	(601,533)	(508,673)
Total net assets	1,699,812	1,532,992

The interest-bearing floating rate assets and liabilities are denominated in both US Dollars and Sterling. If interest rates increased/decreased by 25 basis points while all other variables remained constant, the profit for the year and net assets would increase/decrease by $977,000 (2019: $937,000). For fixed rate assets and liabilities, it is estimated that there would be no material profit or net assets impact. Fixed rate liabilities include the loan capital as disclosed in note 17.

Burford Annual Report 2020 147

Notes to the consolidated financial statements

continued

22. Risk management continued

The maturity profile of interest-bearing assets and liabilities is:

	Floating	Fixed	Total
Maturity period at December 31, 2020	$'000	$'000	$'000
Assets
Less than 3 months	329,570	1,154	330,724
3 to 6 months	—	1,575	1,575
6 to 12 months	—	1,606	1,606
1 to 2 years	—	1,717	1,717
Greater than 2 years	61,092	65,585	126,677
Liabilities			—
1 to 2 years	—	(117,823)	(117,823)
Greater than 2 years	—	(555,347)	(555,347)
Net asset/(liabilities)	390,662	(601,533)	(210,871)

	Floating	Fixed	Total
Maturity period at December 31, 2019	$'000	$'000	$'000
Assets
Less than 3 months	310,646	955	311,601
3 to 6 months	—	802	802
6 to 12 months	—	654	654
1 to 2 years	—	2,140	2,140
Greater than 2 years	64,258	148,941	213,199
Liabilities
Greater than 2 years	—	(662,165)	(662,165)
Net asset/(liabilities)	374,904	(508,673)	(133,769)

Management of capital

The managed capital of the group consists of total equity shareholders fund of $1,700 million (2019: $1,533 million) and loan capital of $668 million (2019 : $656 million) The Group’s approach to capital management is intended to ensure adequate liquidity to meet its funding commitments and ongoing expenses while also ensuring that adequate resources are available to finance new assets as opportunities arise.

The Group’s assets generate a significant amount of cash proceeds in a typical period as assets are realized into due from settlement receivables, which are in turn, resolved into cash. The Group uses the cash from these realizations as well as fee income as its primary sources of liquidity for funding assets and expenses. Because the timing of cash realizations from its capital provision assets is uncertain, the Group normally maintains a substantial balance of cash and cash management assets to provide liquidity during periods when cash realizations are less than funding and expense needs.

To the degree that the Group intends to grow its capital provision assets portfolio, it requires external financing beyond its cash realizations from assets. Over the past several years, the Group has grown its portfolio beyond its cash realizations. The Group has financed that growth through:

▪	Third party fund vehicles, which the Group manages, including the Burford Opportunity Fund and BOF-C raised in 2018 and Burford Alternative Investment Fund raised in 2019.
▪	Loan capital in the form of bond issuances totalling approximately $699 million issued in 2014, 2016, 2017 and 2018.
▪	Share issuance of approximately $245 million in 2018.

The Group manages its balance sheet with relatively low levels of leverage. Its debt issues contain one significant financial covenant, which is a leverage ratio requirement that the Group maintain a consolidated level of net debt

148 Burford Annual Report 2020

Notes to the consolidated financial statements

continued

22. Risk management continued

(debt less cash) less than 50% of the level of tangible assets (total assets less intangibles). At December 31, 2020, the leverage ratio on this basis was 13% (2019: 17%), significantly lower than required.

In planning its bond issuances, the Group has purposely constructed a set of laddered maturities with an overall weighted average maturity well in excess of the expected weighted average life of its legal finance assets. It has also sized these issues so that any single year’s maturity amount is significantly less than the historical annual rate of legal finance asset realizations, such that the Group is expected to have more than sufficient liquidity to redeem these bonds should it choose not to refinance them.

The Group expects from time to time to issue additional debt, depending on its liquidity needs, capital deployment prospects and market conditions.

23. Structured entities

A structured entity is an entity in which voting or similar rights are not the dominant factor in establishing control, for example where contractual arrangements are the dominant factor in affecting an investor’s returns. Structured entities are generally created to achieve a narrow and well-defined objective with restrictions on their permitted activities.

The key considerations in assessing whether the Group controls a structured entity are set out in the Group’s principal accounting policies in note 2.

Consolidated structured entities

The Group holds investments in certain funds where it also acts as investment adviser. The total investment in these funds was $72,076,000 as at December 31, 2020 (2019: $201,795,000). The Group provides revolving credit facilities to certain investment funds to bridge capital calls when needed. These facilities are entirely discretionary in that the Group is not obligated to provide funding under them. The balance outstanding on the revolving credit facilities as at December 31, 2020 was $nil (2019:$nil).

As at December 31, 2020, $303,598,000 (2019: $544,909,000) of the total assets included in the Group’s balance sheet relates to the consolidated investment funds, held to pay principal and return to the holders of interests in those funds. The Group cannot access the assets except for the investment made by the Group in these funds.

Unconsolidated structured entities

The Group’s maximum exposure to loss from unconsolidated structured entities is the sum total of any capital provision asset held, fee receivables, accrued income and loans to those entities, and is $29,509,000 as at December 31, 2020 (2019: $23,834,000). The Group’s interests in, and exposure to, unconsolidated structured entities are set out below.

	Investment funds	Other	Total
As at December 31, 2020	$'000	$'000	$'000
Capital provision assets	—	14,910	14,910
Other assets	5,664	—	5,664
Total on balance sheet exposures	5,664	14,910	20,574
Off balance sheet – undrawn commitments	—	8,935	8,935
Maximum exposure to loss	5,664	23,845	29,509
Total assets of the entity	927,913	14,910	942,823

Burford Annual Report 2020 149

Notes to the consolidated financial statements

continued

23. Structured entities continued

	Investment funds	Other	Total
As at December 31, 2019	$'000	$'000	$'000
Capital provision assets	—	11,075	11,075
Other assets	2,012	—	2,012
Total on balance sheet exposures	2,012	11,075	13,087
Off balance sheet – undrawn commitments	—	10,747	10,747
Maximum exposure to loss	2,012	21,822	23,834
Total assets of the entity	923,346	11,075	934,421

Investment funds

The Group acts as investment adviser to a number of unconsolidated funds and sidecar vehicles where the Group’s interest in the funds is generally restricted to management and incentive fees. The value of the fees are typically based on investor commitments, capital deployed or committed to investments and the performance of the fund. The Group provides revolving credit facilities to certain investment funds to bridge capital calls when needed.

Other

This includes legal finance assets with structured entities that aggregate claims from multiple parties. The nature and recourse of the Group’s investment in these matters is consistent with the rest of the litigation investments portfolio and the use of the structured entity to aggregate the claims does not introduce incremental risk. The off balance sheet exposure represents the maximum extent of the undrawn committed amounts relating to these litigation commitments.

24. Investments in joint ventures and associates

The Group holds certain of its capital provision assets in associate companies under joint arrangements that are classified as joint ventures in accordance with IAS 28 Investments in Associates and Joint Ventures and accounted for at fair value through profit or loss in accordance with IFRS 9. Associates are entities in which the Group has significant influence, but not control, over the operating and financial policies. Generally the Group holds more than 20%, but less than 50%, of their voting shares. Joint ventures are arrangements where the Group has joint control and rights to the net assets of the entity. The total fair value of the Group’s interest in associate companies as at December 31, 2020 is $8,113,000 (2019:$4,673,000) and is included in capital provision assets in the consolidated statement of financial position. The total fair value of the Group’s interest in joint ventures as at December 31, 2020 is $127,397,000 (2019: $106,924,000) and is included within capital provision assets in the consolidated statement of financial position. None of the associate companies or joint venture arrangements are individually material to the Group and there are no significant restrictions on the ability of the joint ventures to make cash distributions or repayment of advances to the Group.

The Group’s share of commitments and contingencies for its associates and joint ventures at December 31, 2020, is $16,802,000 and $116,029,000, respectively (2019: $1,500,000 and $122,628,000), and are included in the commitment amounts relating to asset agreements disclosed in note 29.

25. Share capital

Authorized share capital	2020	2019	2018
Unlimited ordinary shares of no par value	—	—	—

Issued share capital	2020	2019	2018
Ordinary shares of no par value	219,049,877	218,649,877	218,649,877

400,000 ordinary shares were issued at 474 each on April 29, 2020, and acquired by the Group’s newly formed employee benefit trust (EBT). The EBT was established to assist in the administration of the Group’s employee equity based long-term incentive compensation plan (LTIP). While the Group does not have legal ownership of the EBT and the ability of the Group to influence the actions of the EBT is limited by the trust deed, for accounting purposes the EBT is

150 Burford Annual Report 2020

Notes to the consolidated financial statements

continued

25. Shared capital continued

treated as being controlled by the Group, and is therefore consolidated. The EBT has distributed 384,129 shares during the period to satisfy the vesting of LTIP awards during the period. Shares held in the EBT at the period end are included in issued shares. See note 26.

The following table shows changes in share capital for each of the last three years.

		Contingent	Shares held by
	Share	share	employee
	capital	capital	benefit trust	Total
	$'000	$'000	$'000	$'000
At January 1, 2020	596,454	13,500	-	609,954
Share capital issued	2,359	-	(2,359)	-
Shares distributed	-	-	2,265	2,265
Share capital issue costs	-	-	-	-
At December 31, 2020	598,813	13,500	(94)	612,219

		Contingent	Shares held by
	Share	share	employee
	capital	capital	benefit trust	Total
	$'000	$'000	$'000	$'000
At January 1, and December 31, 2019	596,454	13,500	-	609,954

		Contingent	Shares held by
	Share	share	employee
	capital	capital	benefit trust	Total
	$'000	$'000	$'000	$'000
At January 1, 2018	351,249	13,500	-	364,749
Share capital issued	249,983	-		249,983
Share capital issue costs	(4,778)	-	-	(4,778)
At December 31, 2018	596,454	13,500		609,954

The GKC acquisition in 2016 included $15,000,000 of contingent equity consideration. In calculating the fair value of the contingent consideration a discount of 10% was applied for non-performance risk, hence the contingent equity consideration is valued at $13,500,000 at acquisition. 2,461,682 ordinary shares will be issued only after GKC’s investment funds contribute more than $100 million in performance fee income (and, in certain instances, fee income from new funds or other capital provision income) to Burford. If the $100 million income target is not achieved, no contingent consideration is payable.

26. Long-term incentive plan

In 2017 the Group introduced an LTIP. Participants will only be entitled to these shares at the end of a three-year period if the Group has met the relevant pre-determined corporate performance measures over the three-year performance period and they are still employed by the Group. The performance measures for the 2018 awards are equally weighted between the Group’s total shareholder return as compared to a group of comparable public companies; earnings per share growth adjusted to remove amortization and other non-cash items; and growth in aggregate asset value defined as gross investment assets plus gross cash proceeds from investments. The performance measures for the 2019 and 2020 awards are weighted 2/3 on the Group’s total shareholder return as compared to a group of comparable public companies and 1/3 earnings per share growth adjusted to remove amortization and certain other items.

The expense included within these financial statements arising from equity-settled share-based payment transactions amounted to $5,282,000 (2019: $4,519,000, 2018: $1,686,000).

Burford Annual Report 2020 151

Notes to the consolidated financial statements

continued

26. Long-term incentive plan continued

During the year, a total of 384,129 awards vested at an average price of $5.28 (2019: nil). The table below presents further information on the movement in the outstanding awards during the year.

LTIP Activity (Shares in thousands)	2020	2019
Unvested LTIP awards at January 1	1,346	700
LTIP vested and distributed	(384)	-
New LTIP awards granted	1,715	695
Lapsed awards	(18)	(49)
Unvested LTIP awards at December 31	2,659	1,346

LTIP awards scheduled to vest during 2021	274	401

The following table summarizes the fair values and key assumptions used for valuing grants made under the LTIP in each of the years awards were granted:

	2020	2019	2018	2017
Awards granted (number of shares)	1,715,030	695,330	288,752	506,637
Dividend yield (%)	0.48%	1.00%	1.90%	2.80%
Expected volatility (%)	53.7%	40.8%	35.6%	25.8%
Risk-free interest rate (%)	-0.02%	0.63%	0.93%	0.15%
Expected life of share awards (years)	3	3	3	3
Weighted average fair value ($)	4.16	15.85	16.72	9.10
Weighted average share price ($)	6.37	16.78	19.46	10.27
Model used	Monte Carlo	Monte Carlo	Monte Carlo	Monte Carlo

The expected volatility reflects the assumption that the historical volatility over a period similar to the life of the awards is indicative of future trends, which may not necessarily be the actual outcome.

27. Profit per ordinary share and comprehensive income per ordinary share

Profit per ordinary share is calculated based on profit attributable to ordinary shareholders for the year of $171,698,000 (2019: $212,107,000, 2018: $317,577,000) and the weighted average number of ordinary shares in issue for the year of 218,919,822 (2019: 218,649,877, 2018: 210,776,771). Comprehensive income per ordinary share is calculated based on total comprehensive income attributable to ordinary shareholders for the year of $161,492,000 (2019: $194,582,000, 2018: $342,278,000), and the same weighted average number of ordinary shares in issue as above. The effect of dilution is attributable to the addition of 1,141,719 shares related to the LTIP (2019: 973,268, 2018: 554,680).

28. Dividends

Dividends on outstanding ordinary shares are payable at the discretion of the Board of Directors. The Directors have recommended that shareholders approve a final dividend of 12.5¢ for 2020, payable on June 18, 2021. Interim and final dividends for 2020 and prior years were:

	2020	Record date	2019	Record date	2018	Record date
Interim dividend	—		4.17¢	November 15, 2019	3.67¢	November 9, 2018
Final dividend	12.50¢	May, 28, 2021	—		8.83¢	May 24, 2019
Total dividend	12.50¢		4.17¢		12.50¢

152	Burford Annual Report 2020

Notes to the consolidated financial statements

continued

29. Financial commitments and contingent liabilities

As a normal part of its business, the Group routinely enters into some financing agreements that may require the Group to provide continuing funding over time, whereas other agreements provide for the immediate funding of the total commitment. The terms of the former type of agreements vary widely; in some cases (discretionary commitments), the Group has broad discretion as to each incremental funding of a continuing investment, and in others (definitive commitments), the Group has little discretion and would suffer adverse consequences were it to fail to provide incremental funding.

The Group’s funding commitments are capped at a fixed amount in its agreements. At December 31, 2020, the Group had outstanding commitments for $1,160,642,000 (2019: $981,554,000).

In addition, at December 31, 2020 at current exchange rates, the Group had $93,970,000 of exposure to assets where the Group is providing some form of legal risk arrangement pursuant to which the Group does not generally expect to deploy the full committed capital unless there is a failure of the claim, such as providing an indemnity for adverse costs (2019: $89,294,000).

The following table reflects the line-by-line impact of eliminating the interests of third-parties in the entities which Burford consolidates from the commitment balances reported above to arrive at Burford’s commitments at December 31, 2020.

		Elimination of
	Consolidated total	third-party interests	Burford only
December 31, 2020	$'000	$'000	$'000
Definitive	477,921	(130,694)	347,227
Discretionary	682,721	(107,958)	574,763
Total	1,160,642	(238,652)	921,990
Legal risk (definitive)	93,970	(6,233)	87,737

		Elimination of
	Consolidated total	third-party interests	Burford only
December 31, 2019	$'000	$'000	$'000
Definitive	342,452	(53,939)	288,513
Discretionary	639,102	(99,007)	540,095
Total	981,554	(152,946)	828,608
Legal risk (definitive)	89,294	(6,233)	83,061

The following tables show the experience over the past three years of deployments during the year on commitments outstanding at the end of the prior year.

	Consolidated total	Elimination of third-party interests	Burford only
Deployments on commitments in 2020	$'000	$'000	$'000
Outstanding commitments at December 31, 2019	981,554	(152,946)	828,608
Deployed in 2020	111,340	(13,889)	97,451
Deployed in 2020 (%)	11%	—	12%

Notes to the consolidated financial statements

continued

29. Financial commitments and contingent liabilities continued

	Consolidated total	Elimination of third-party interests	Burford only
Deployments on commitments in 2019	$'000	$'000	$'000
Outstanding commitments at December 31, 2018	646,631	(31,791)	614,840
Deployed in 2019	99,145	(5,123)	94,022
Deployed in 2019 (%)	15%	—	15%

	Consolidated total	Elimination of third-party interests	Burford only
Deployments on commitments in 2018	$'000	$'000	$'000
Outstanding commitments at December 31, 2017	503,435	—	503,435
Deployed in 2017	152,498	—	152,498
Deployed in 2017 (%)	30%	—	30%

Given the nature of the Company’s business, the Company may from time to time receive claims against it or be subject to inbound litigation. Having considered the legal merits of any relevant claims or progressed litigation, and having received relevant legal advice including from external advisers, the Company considers there to be no material contingent liability in respect of any such situations requiring disclosure in the financial statements.

30. Related party transactions

The Group holds investments in associates and joint ventures conducted on the same terms as third party transactions. Details of the balances held with associates and joint ventures are set out in note 24. Funding during the year on the investments in associates and joint ventures was $12,313,000 (2019: $15,914,000).

Key management personnel

Details of Directors’ remuneration and interests are disclosed in the “Governance” section on page 84. IAS 24 “Related party disclosures” requires the aggregate key management personnel disclosure for the year ended December 31, 2020, of salaries and fees of $1,457,000 (2019:$484,000, 2018: $415,000 ), cash bonus $4,500,000 (2019 & 2018: $nil), LTIP granted $1,850,000 (2019 & 2018: $nil), company contribution to 401(k) plan $11,400 (2019 & 2018: $nil). In addition, key management personnel had aggregate holdings at December 31, 2020 of 9,599,297 shares (2019: 562,410), $1,177,710 of bonds (2019: $677,710) and $3,550,000 of commitments to managed funds (2019: $1,550,000).

31. Subsequent events

There have been no significant subsequent events.

154	Burford Annual Report 2020

Glossary of terms

Addition

Funding provided for an asset, which adds to Burford’s invested cost in that asset. We use the term interchangeably with deployment.

Asset management

Asset management includes our activities administering the private funds we manage for third party investors.

Asset management income

Income from fees earned managing our private funds.

Asset recovery

Pursuit of enforcement of an unpaid legal judgment, which can include Burford’s financing of the cost of that pursuit.

Assets under management (AUM)

Consistent with its status as a registered investment adviser with the US SEC, Burford reports publicly on its asset management business on the basis of regulatory assets under management. For the benefit of non-US investors, the SEC’s definition of AUM may well differ from that used by European investment managers. AUM as we report it means the fair value of the capital invested in funds and individual capital vehicles plus the capital that we are entitled to call from investors in those funds and vehicles pursuant to the terms of their capital commitments to those funds and vehicles.

BAIF

Burford Alternative Income Fund, a private fund focused on post-settlement legal finance matters.

BCIM

Burford Capital Investment Management LLC, an indirect wholly owned subsidiary of Burford Capital Limited, serves as the investment advisor of all of our managed funds and is registered under the Investment Advisers Act of 1940, as amended.

Board

The Board of Directors of Burford Capital Limited.

BOF

Burford Opportunity Fund, a private fund focused on pre-settlement litigation finance matters.

BOF-C

The Burford private fund through which the sovereign wealth fund invests in pre-settlement litigation finance matters under our SWF arrangement.

Burford Capital Limited

Burford’s holding company which is publicly traded on the New York Stock Exchange and the London Stock Exchange, and provides legal finance to law firms and corporate clients around the world from its principal offices in New York, London, Chicago, Washington, Singapore and Sydney.

Burford Capital LLC

A wholly owned indirect subsidiary of Burford Capital Limited and our primary operating company in the US.

Burford Capital Finance LLC

A wholly owned indirect subsidiary of Burford Capital Limited and the issuer of Burford’s US dollar bonds, which are guaranteed by Burford Capital Limited as well as a number of its subsidiaries.

Burford Capital PLC

A wholly owned indirect subsidiary of Burford Capital Limited and the issuer of Burford’s sterling bonds, which are guaranteed by Burford Capital Limited as well as a number of its subsidiaries.

Burford Capital (UK) Limited

A wholly owned indirect subsidiary of Burford Capital Limited and our primary operating company in the UK.

Burford Annual Report 2020 155

Glossary of terms
continued

Burford only

Burford-only, Burford standalone, Burford balance sheet only, or “balance sheet” refers to assets, liabilities and activities that only pertain to Burford itself, excluding any third-party funds and the portions of jointly-owned entities owned by others. Burford only largely corresponds to the view of our business presented in the “de-consolidating” footnote in our financials.

Capital provision assets

Our capital provision segment includes all of our legal finance assets. We sub-divide capital provision assets for the purposes of reporting a number of financial metrics.

▪	Direct includes all our legal finance assets (including those generated by asset recovery and legal risk management activities) that we have made directly (i.e., not through participation in a fund). We also include direct (not through a fund) complex strategies assets in this category.
▪	Indirect includes participations in one of our funds. Currently, this category is comprised entirely of our position in Burford Strategic Value fund, through which we fund most of our complex strategies assets.

Capital provision income

Income from our portfolio of capital provision assets and related positions, as detailed in note 6 of the financial statements.

Carrying value of an asset

This is the amount at which an asset is carried on the balance sheet, reflecting both cost and any fair value adjustment.

Cash and cash equivalents

Cash and cash equivalents are defined as cash on hand, demand deposits and highly liquid investments readily convertible within three months or less to known amounts of cash and subject to insignificant risk of changes in value.

Cash management assets

Assets held for the purpose of cash management, acquired to generate returns on cash balances awaiting subsequent deployment.

Cash receipts

Cash receipts provide a measure of the cash that Burford's capital provision assets generate during a given year as well as cash from certain other fees and income. In particular, cash receipts represent the cash generated from capital provision assets, including cash proceeds from realized assets and related hedging assets, plus cash income from asset management fees, services and other income, before any deployments into funding existing or new assets. Cash receipts is a non-IFRS financial measure and should not be considered as a substitute for, or superior to, financial measures calculated in accordance with IFRS. The most directly comparable IFRS measure is proceeds from capital provision assets as set forth on our consolidated statement of cash flows.

Claimant

The party who asserts a right or title in a legal proceeding.

COLP

The Burford Credit Opportunity LP private fund, which focused on post-settlement legal finance matters and was the predecessor to BAIF.

Commitment

Burford enters into a commitment when it agrees to provide financing for a legal finance asset. Commitments can be definitive (requiring us to provide funding on a schedule or, more often, when certain expenses are incurred) or discretionary (only requiring us to provide funding after reviewing and approving a future matter).

156 Burford Annual Report 2020

Glossary of terms
continued

Company

Burford Capital Limited.

Complex Strategies

Burford’s activities providing funding as a principal in legal-related assets, often securities, loans and other financial assets where a significant portion of the expected return arises from the outcome of legal or regulatory activity.

Compound annual growth rate (CAGR)

The annual rate of return that would be required for a sum to grow from its beginning balance to its end balance, assuming reinvestment at the end of each year.

Concluded asset

A legal finance asset is “concluded” for Burford’s purposes when there is no longer any litigation risk remaining. We use the term to encompass: (i) entirely concluded legal finance assets where Burford has received all proceeds to which it is entitled (net of any entirely concluded losses); (ii) the portion of legal finance assets where Burford has received some proceeds (for example, from a settlement with one party in a multi-party case) but where the case is continuing with the possibility of receiving additional proceeds; and (iii) legal finance assets where the underlying litigation has been resolved and there is a promise to pay proceeds in the future (for example, in a settlement that is to be paid over time) and there is no longer any litigation risk involved in the asset.

Consolidated funds

These are certain of Burford’s private funds in which, because of its investment in and/or control of the fund, Burford is required under IFRS to consolidate the minority LP’s interests in the funds and include the full financials of the funds within the Company’s consolidated financial statements. Presently, BOF-C and Strategic Value are consolidated funds.

Consolidated

Consolidated refers to assets, liabilities and activities that include those third-party funds, partially owned subsidiaries and special purpose vehicles that we are required to consolidate under IFRS accounting. This presentation conforms to the presentation of Burford on a consolidated basis in our financials. The major entities consolidated into Burford include the Strategic Value fund, BOF-C and several entities in which Burford holds investments where there is also a third-party partner in or owner of those entities.

Core litigation finance

Burford’s traditional pre-settlement financing of both single cases and portfolio matters in which we are providing clients with financing against the future value of legal claims.

Corporate monetizations

Burford’s pre-settlement financing of legal claims by corporate clients in which we provide funding to those clients in excess of the amounts required for ongoing legal expenses.

Defendant

The party against whom a civil action is brought, used interchangeably with respondent.

Deployment

Funding provided for an asset, which adds to Burford’s invested cost in that asset. We use the term interchangeably with addition.

Definitive commitments

Commitments where Burford is contractually obliged to fund incremental capital and failure to do so without good reason (such as a negative change in a case’s prospects) would typically come with adverse consequences such as loss of our funded capital in a case.

Burford Annual Report 2020 157

Glossary of terms
continued

Discretionary commitments

Commitments where Burford retains a considerable degree of discretion over whether to advance capital and generally would not suffer adverse financial consequences from failing to do so.

Due-from-settlement receivable

In most instances, concluded assets both conclude and Burford receives all cash proceeds associated with the asset in the same period. Sometimes, cash will be paid over time. In those instances, a balance sheet due-from-settlement receivable is created.

Fair value adjustment

This is the amount of unrealized gain or loss recognized in Burford’s profit or loss account in the relevant period and added to or subtracted from its balance sheet asset value.

FCA

The UK Financial Conduct Authority.

Fiscal year

Burford’s fiscal year is the 12 month period ended December 31.

General partner (GP)

Burford invests in its limited partnership funds as the general partner for those funds.

Group

In the context of our financial statements, Group refers to Burford Capital Limited and its consolidated subsidiaries. Our presentation of Consolidated financials presents the financials of Group.

Group-wide

Group-wide refers to Burford and its managed funds taken together, including those portions of the funds owned by third parties and including funds that are not consolidated into Burford’s consolidated financials. In addition to the funds consolidated into its financials, Group-wide would include the Partners funds, BOF and BAIF and its predecessor.

Internal rate of return (IRR)

IRR is a discount rate that makes the net present value of a series of cash flows equal to zero and is expressed as a percentage figure. Burford computes IRR on concluded (including partially concluded) legal finance assets by treating that entire portfolio (or, when noted, a subset thereof) as one undifferentiated pool of capital and measuring inflows and outflows from that pool, allocating investment cost appropriately. Burford’s IRRs do not include unrealized gains.

International Financial Reporting Standards (IFRS)

These are the accounting standards issued by the International Accounting Standards Board (IASB). Burford prepares consolidated financial statements in accordance with IFRS.

Judgment debtor

The defendant evading payment of an adverse court award.

Judgment enforcement

The activity of using legal and financial strategies to force a judgment debtor to pay an adverse award made by a court. We also refer to this as asset recovery.

Legal finance

Legal finance includes our traditional “core” litigation finance activities in which we are providing clients with financing against the future value of legal claims. It also encompasses our asset recovery and legal risk management activities, which often are provided to the same clients and generate investment assets with broadly similar risk/return profiles.

158 Burford Annual Report 2020

Glossary of terms
continued

Legal risk management

Matters where Burford is providing some form of legal risk arrangement, such as providing an indemnity or insurance for adverse costs.

Leverage ratio

Burford calculates its leverage ratio as net debt as a percentage of tangible assets (total assets less goodwill and intangible assets).

Limited partner (LP)

An institutional investor in one of Burford’s private funds.

Limited Partner Advisory Committee (LPAC)

The Burford private fund committee whose membership comprises third-party Limited Partners.

Management Committee (MC)

The Management Committee is responsible for the executive management of the Group. Its members are the Chief Executive Officer, the Chief Investment Officer, the Chief Financial Officer, the Chief Strategy Officer, the Deputy Chief Investment Officer, the Co-Chief Operating Officers, and the General Counsel/Chief Administrative Officer.

Management fee

The fee earned by the Company from a Burford private fund for managing its fund assets.

Multiple on invested capital (MOIC)

MOIC is calculated the same way as ROIC except that the return is instead expressed as a multiple of the amount of funding provided for the asset.

Net asset value (NAV)

The value of our balance sheet or of the assets in a fund, where assets are valued at fair value, net of any liabilities.

Net debt

Burford calculates its net debt as loan capital and notes less cash and cash equivalents and cash management assets.

Net realized gain/loss

The sum of the realized gains and realized losses in the period.

Non-consolidated funds

These are certain of Burford’s private funds that the Company is not required to include within the Company’s consolidated financial statements but are included within Group-wide data. Presently, Partners I, Partners II, Partners III, COLP, BOF and BAIF are non-consolidated funds.

Partners funds

BCIM Partners I, II and III LP are three limited partnerships for which BCIM serves as the investment advisor and which invest in litigation finance assets. All three funds are no longer making new investments. BOF is the successor fund in this strategy to the Partners funds.

Performance fee

The Company earns a share of profits generated from funds which it manages on behalf of third party LPs. The profits are paid as a performance fee when the funds meet certain performance conditions.

Plaintiff

The party who institutes a legal action or claim, used interchangeably with claimant.

Portfolio finance

Legal finance assets with multiple paths to recovery, such as financing for a pool of litigation claims.

Burford Annual Report 2020 159

Glossary of terms
continued

Post-settlement finance

Post-settlement finance includes our financing of legal-related assets in situations where litigation has been resolved, such as financing of settlements and law firm receivables. Burford’s post-settlement financing activity occurs only in BAIF, not on Burford’s balance sheet.

Realization

A legal finance asset is realized when the asset is concluded (when litigation risk has been resolved). A realization will result in Burford receiving cash or, occasionally, some other asset or recognizing a due from settlement receivable, reflecting what Burford is owed on the asset. We use the term interchangeably with recovery.

Realized gain/loss

This reflects the total amount of gain or loss generated by a legal finance asset when it is realized, calculated simply as realized proceeds less deployed funds, without regard for any previously recognized fair value adjustment.

Recovery

A legal finance asset is recovered when the asset is concluded (when litigation risk has been resolved). A recovery will result in Burford receiving cash or a due-from-settlement receivable, reflecting what Burford is owed on the asset. We use the term interchangeably with realization.

Return on invested capital (ROIC)

ROIC is a measure of financial performance calculated by comparing the absolute amount of realizations from a concluded asset relative to the amount of expenditure incurred in funding that asset, expressed as a percentage figure. ROIC is a measure of our ability to generate absolute returns on our assets. Similar to our IRR calculations, when we compute ROICs on the entire portfolio (or a subset of it), we do so by taking the aggregate realizations relative to the aggregate costs incurred, rather than a weighted average of the individual asset ROICs.

SEC

The United States Securities and Exchange Commission.

Services & Other Corporate

The Burford business segment comprising our services to the legal industry, including litigation insurance and asset recovery, or judgment enforcement, and other corporate activities.

Single-case finance

Legal finance assets funded by Burford that are subject to binary legal risk, such as financing the costs of a single litigation claim.

Strategic Value fund

BCIM Strategic Value Master Fund LP is a limited partnership for which BCIM serves as the investment advisor and that invests in certain complex strategies assets. Investors in the Strategic Value fund include third party LPs as well as Burford’s balance sheet. Investments in the Strategic Value fund comprises capital provision-indirect assets.

SWF arrangement

The agreement we have entered into with a sovereign wealth fund in which it provides funding for a portion of our legal finance assets through the BOF-C fund.

Tangible assets

For the purposes of the debt covenant leverage ratio, tangible assets are the total assets as presented in the consolidated statement of financial position less any goodwill and intangible assets, which are included in the total assets.

Total shareholder return

This is the measure of the total return to shareholders and includes the movement in the share price and any dividends paid, assuming that all dividends are reinvested on their ex-dividend date.

Transfers to realizations

This is the amount of fair value adjustment previously recognized on an asset, which is then reversed in the period when a realized gain is recognized to avoid double counting.

160 Burford Annual Report 2020

Glossary of terms
continued

Unrealized gain

This represents the fair value of Burford’s assets over their funded cost, as determined in accordance with the requirements of the relevant IFRS standards, as at the end of the relevant financial reporting period. Burford is required to account for its investments pursuant to IFRS 9 Financial Instruments and has done so since 2012.

Valuation Committee

The Valuation Committee is responsible for applying Burford’s valuation methodology to fair value litigation investments based on observable and objective developments in the case or the investment. The members of the Valuation Committee are the Chief Executive Officer, the Chief Investment Officer, the Chief Financial Officer, one of the co-Chief Operating Officers, the Deputy Chief Investment Officer and the Managing Director responsible for Case Management.

Vintage

This refers to the calendar year in which a legal finance commitment is made.

Weighted average life (WAL)

The WAL of one of our legal finance assets represents the average length of time until we receive a cash realization from that asset weighted by the amount of that realization. WAL is, simply, how long our asset will be outstanding on average. Unlike with our IRR and ROIC calculations, where we use the aggregate cash flows from the portfolio in making our portfolio level computations, that method will not readily work with WAL computations because our assets originate in different timeframes. Instead, in calculating a portfolio WAL, we compute a weighted average of the individual asset WALs. Historically, in doing this we weighted the individual WALs (which we sometimes referred to as “durations”) by the costs funded on the case. We also now provide portfolio WAL data weighted by the recoveries on the individual assets.

YPF-related assets

This refers to our Petersen and Eton Park legal finance assets, which are two claims relating to Argentina’s nationalization of YPF, the Argentine energy company.

Burford Annual Report 2020 161

Key information

Risk factors

Summary of Risk Factors

Risks related to our business and industry

▪	Litigation outcomes are risky and difficult to predict and a loss in a litigation matter may result in the total loss of our capital associated with that matter.
▪	Our revenue, earnings and cash flows can vary materially between periods as both the timing of resolution and the outcome of litigation matters are difficult to predict.
▪	Under applicable IFRS accounting standards, we are required to report our capital provision assets at fair value, which can result in volatility in our reported results and a mismatch between operating profit and cash flows and increases in the fair value of such assets which may never be realized.
▪	Our past performance may not be indicative of our future results.
▪	Our success depends on our ability to identify and select suitable legal finance assets to fund, and our failure to do so could have a material adverse effect on our ability to achieve our investment objectives.
▪	The failure of the statistical models and decision science tools we use to predict the return on our legal finance assets could have a material adverse effect on our business, results of operations or financial condition.
▪	The laws relating to legal privilege and attorney work product are complex and continue to evolve and any adverse court rulings, changes in law or other developments could impair our ability to conduct effective due diligence on potential legal finance assets.
▪	Our business and operations could suffer if we are not able to prevent improper use or disclosure of, or access to, confidential and legally privileged information under our control due to cybersecurity breaches, unauthorized use or theft.
▪	The due diligence process that we undertake in connection with funding legal finance assets may not reveal all facts that may be relevant in connection with such funding.
▪	Investors will not have an opportunity to independently evaluate our legal finance assets.
▪	We are subject to credit risk relating to our legal finance assets which could adversely affect our business.
▪	Our portfolio may be concentrated in cases likely to have correlated results and we have a number of assets involving a single law firm.
▪	The lack of liquidity of our legal finance assets may adversely affect our business.
▪	We have commitments that are in excess of funds raised.
▪	We face substantial competition for opportunities to finance legal assets, which could delay deployment of our capital, reduce returns and result in losses.
▪	If lawyers we rely on to litigate claims and defenses do not exercise due skill and care, or the interests of their clients do not align with ours, there may be a material adverse effect on the value of our legal finance assets.
▪	If commitments we make on behalf of our funds perform poorly, we may not earn asset management performance fees, and our ability to raise capital for future funds may be materially and adversely affected.
▪	A significant portion of our fund assets under management are attributable to a fund with a single investor.
▪	We face competition for investments in our asset management business and may not be successful in raising funds in the future.

Regulatory Business Risks

▪	Our asset management business is highly regulated, and changes in regulation or regulatory violations could adversely affect our business.
▪	The laws, regulations and rules relating to legal finance are evolving and may be uncertain, which may have negative consequences for the value or enforcement of our contractual agreements with our counterparties, for our ability to do business in certain jurisdictions or for our cost of doing business.
▪	Negative publicity or public perception of the legal finance industry or us could adversely affect our reputation, business and results of operations.

Burford Annual Report 2020 162

Key information
continued

▪	There are inherent uncertainties involved in estimates, judgments and assumptions used in the preparation of financial statements in accordance with IFRS. Any changes in these estimates, judgments or assumptions, including any changes as a result of changes in accounting principles and guidance, or their interpretation, could result in unfavorable accounting charges or effects.
▪	We are subject to the risk of being deemed an investment company.
▪	Legal, political and economic uncertainty surrounding the effects of Covid-19 could adversely impact our business, financial condition and results of operations.
▪	Litigation and legal proceedings against us could adversely impact our business and financial condition.
▪	Our success depends substantially on the continued retention of certain key personnel and our ability to hire and retain qualified personnel in the future.

Information Technology, Third-Party Service Providers and Cybersecurity RISKS

▪	The failure of our third-party service providers to fulfill their obligations, or misconduct by our third-party providers, may have a material adverse effect on our business.
▪	Our operations are dependent on the proper functioning of information technology systems.
▪	Cybersecurity risks could result in the loss of data, interruptions in our business, damage to our reputation, and subject us to regulatory actions, increased costs and financial losses, each of which could have a material adverse effect on our business and results of operations.
▪	Our international operations subject us to increased risks.
▪	We may not be able to generate sufficient cash to service our indebtedness and may be forced to take other actions to meet our obligations under our indebtedness, which may not be successful.
▪	We may face exposure to foreign currency exchange rate fluctuations and may hold unhedged securities positions.
▪	The tax treatment of our financing agreements is subject to significant uncertainty.

Risks related to our ordinary shares

▪	Our ordinary shares are traded on more than one market, which may result in price and volume variations.
▪	The trading price of our ordinary shares may fluctuate significantly.
▪	If equity research analysts do not publish research or reports about our business or if they issue unfavorable commentary, the price of our ordinary shares could decline.
▪	We cannot assure you that we will pay dividends or distributions.
▪	Future sales or the issuances of our securities may cause the market price of our ordinary shares to decline.
▪	We are an “emerging growth company” which may make our ordinary shares less attractive to investors.
▪	We are a foreign private issuer (FPI) within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to US domestic public companies.
▪	As an FPI whose shares are listed on the NYSE, we intend to follow certain home country corporate governance practices instead of certain NYSE requirements.
▪	If we are unable to satisfy the requirements of Sarbanes-Oxley, or if our internal control over financial reporting is not effective, the reliability of our financial statements may be impacted.
▪	If we are classified as a passive foreign investment company (PFIC) for US federal income tax purposes, that classification could result in adverse US federal income tax consequences to US investors.

Risks related to our incorporation in Guernsey

▪	Your rights and protections as our shareholder will be governed by Guernsey law, which may differ in certain material respects from the rights and protections of shareholders of US corporations.
▪	The Royal Court of Guernsey may require a party to litigation to reimburse the prevailing party for its costs associated with the litigation. Our articles of incorporation entitle us to require shareholders to provide security against any such costs awarded to us by the Royal Court.
▪	The insolvency laws of Guernsey and other jurisdictions may not be as favorable to you as the US bankruptcy laws.

Burford Annual Report 2020 163

Key information
continued

▪	It may be complex or time consuming to affect service of US court process or enforcement of US judgments against us or certain of our directors and officers.

Risk factors

This annual report contains “forward-looking” statements that may be based on assumptions and estimates that are subject to further risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including, but not limited to, the risks described below and elsewhere in this annual report. For further information, see “Forward-Looking Statements”.

Risks related to our business and industry

Litigation outcomes are risky and difficult to predict and a loss in a litigation matter may result in the total loss of our capital associated with that matter.

It is difficult to predict the outcome of litigation, particularly complex commercial litigation of the type in which we specialize. We typically advance capital to our counterparties on a non-recourse basis, and are therefore entirely dependent on a positive, cash-generative outcome in the underlying litigation matter in order to recover our principal and earn a return. If our counterparty is unsuccessful in the underlying litigation matter, if the damages awarded in favor of our counterparty are less than we expect or if it is not possible to successfully enforce a favorable judgment, we could suffer a variety of adverse consequences, including the total loss of our deployed capital and, in some jurisdictions, liability for the adverse costs of the successful party to the litigation. In addition, to the extent we have provided insurance coverage in respect of adverse cost risk in the matter, a loss resulting from an adverse outcome would be compounded with additional adverse cost loss. Unfavorable outcomes in litigation matters we have financed could, individually or in the aggregate, have a material adverse effect on our business, results of operations or financial condition.

Our revenue, earnings and cash flows can vary materially between periods as both the timing of resolution and the outcome of litigation matters are difficult to predict.

Our revenue, earnings and cash flows can vary materially from period to period due to the nature of our business, including the fact that litigation matters often take many years to resolve and the processes involved are subject to change and uncertainty. We are unable to control the progress and resolution of most of our assets because their timing depends upon parties working through the legal systems in various jurisdictions and therefore the timelines for our receipt of any potential return on our assets and the related cash inflow can be long and are difficult to predict. Events or conditions that have not been anticipated may occur and may have a significant effect on the outcome or process of a litigation matter, which may reduce the actual rate of return on an asset. Moreover, the substantive or procedural law relevant to the litigation matters brought by our counterparties may change after we have committed capital. The time, complexity and expense involved in collecting returns on our assets, including the enforcement of judgments and the release of funds held in escrow pending the resolution of a litigation matter, also affect our cash flows. All of these factors contribute to potentially significant volatility in our financial performance and the trading price of our ordinary shares. In addition, we cannot assure you that we will generate cash flows from the returns on our assets in an amount sufficient to enable us to meet all of our obligations or to fund our working capital, asset and other business needs.

Under applicable IFRS accounting standards, we are required to report our capital provision assets at fair value, which can result in volatility in our reported results and a mismatch between operating profit and cash flows and increases in the fair value of such assets which may never be realized.

Our capital provision assets are classified as financial instruments in accordance with IAS 32 (Financial Instruments — classification) and accounted for at fair value through the income statement in accordance with IFRS 9 (Financial Instruments). Due to the illiquid nature of our capital provision assets, there is inherent valuation uncertainty in the assessment of fair value. Our valuation methodologies involve subjective assessments and require us to make significant and complex judgments about legal matters that are inherently difficult to predict. We review the fair value of each capital provision asset semi-annually.

There is a risk that our judgments in our assessment of fair value could lead to valuations of capital provision assets differing significantly from their ultimate outcomes. This could materially misstate the value of the capital provision assets in our consolidated statements of financial position and relevant fair value movements recognized in our consolidated statements of comprehensive income.

164 Burford Annual Report 2020

Key information
continued

Certain of our individual assets represent a significant portion of the fair value of our capital provision assets. We have one set of exposures on YPF-related assets that, by virtue of fair value adjustments to our carrying value of those assets, account for 36% of our capital provision assets as of December 31, 2020. The carrying value of Burford’s YPF-related assets on its balance sheet (both Petersen and Eton Park combined) was $773 million as of December 31, 2020, including $732 million of unrealized gain. Although none of our 2020 capital provision income came from the YPF-related assets, in 2019 the capital provision income from the YPF-related assets was $188 million, consisting of realized gains relative to cost of $98 million, previous unrealized gains transferred to realized gains of $(78) million and fair value adjustment in the period of $168 million. Since the beginning of 2015, YPF-related assets accounted for $876 million in fair value adjustment, less $144 million in previous unrealized gains transferred to realizations, resulting in $732 million in fair value movement net of transfers.

The application of fair value accounting likely will continue to result in volatility in our reported results and a mismatch between operating profit and cash flows and increases in the fair value of such assets may never be realized. In addition, any errors in valuation could have a material adverse effect on our business, financial condition and operating results.

There are inherent uncertainties involved in estimates, judgments and assumptions used in the preparation of financial statements in accordance with IFRS. Any changes in these estimates, judgments or assumptions, including any changes as a result of changes in accounting principles and guidance, or their interpretation, could result in unfavorable accounting charges or effects.

The preparation of financial statements in accordance with IFRS requires management and the Board to make judgments, estimates and assumptions that affect the application of policies and the reported amounts of assets and liabilities, income and expenses. Estimates, judgments and assumptions are inherently subject to change in the future, and any such changes, including any changes as a result of changes in accounting principles and guidance, or their interpretation, could result in corresponding changes to the amounts of assets and liabilities, income and expenses.

Our past performance may not be indicative of our future results.

Our past returns should not be considered indicative of our future results. Our past returns have benefited from funding opportunities and general market conditions that may not continue or recur and there can be no assurance that we or our funds will be able to avail ourselves of comparable opportunities and conditions. As the market in which we operate matures, we are subject to increased competition for talent and financing opportunities and potentially new regulation. There can be no assurance that any of the current or future single matters or matters contained in our portfolios will eventually be successful. Failure to achieve results consistent with our historical performance could have a material adverse effect on our business, results of operations or financial condition.

Our success depends on our ability to identify and select suitable legal finance assets to fund, and our failure to do so could have a material adverse effect on our ability to achieve our investment objectives.

Our success depends on our ability to source and select legal finance assets that will be successful and will pay returns, which in turn is dependent upon the conclusion, management and realization of suitable funding opportunities. Our Commitment Committee is primarily responsible for approving the opportunities that have been identified for us to fund. There is no guarantee that we will be successful in sourcing suitable matters in a timely manner or at all, or in sourcing a sufficient number of suitable legal assets to finance that meet our diversification, underwriting and other requirements. Our ability to select such commitments is dependent on the availability of desirable funding opportunities, which is subject to market conditions, client demand, pricing, competition and other factors outside of our control, including changes in regulations in different jurisdictions and limitations on our ability to adequately investigate the merits of the case or parties involved, among others. A failure by us to identify and select successful legal finance assets to fund could have a material adverse effect on our business, results of operation or financial condition and our ability to achieve our investment objectives.

The failure of the statistical models and decision science tools we use to predict the return on our legal finance assets could have a material adverse effect on our business, results of operations or financial condition.

We use internally developed models and other decision science tools in our operations, including to assist in evaluating the expected return of potential legal finance assets. At the time we enter into a contract to finance a legal asset, however, we are likely to have imperfect information about the litigation matter in question and the likely future outcome. In addition, our historical information about cases or portfolios of cases may not be indicative of the characteristics of subsequent cases or portfolios of cases within the same industry or with comparable other

Burford Annual Report 2020 165

Key information
continued

characteristics, and our internal databases and external statistical data may not be as extensive as needed for comprehensive decision science. If the statistical models and decision science tools we use fail to accurately evaluate and predict returns, there could be a material adverse effect on our business, results of operations or financial condition.

The laws relating to legal privilege and attorney work product are complex and continue to evolve and any adverse court rulings, changes in law or other developments could impair our ability to conduct effective due diligence on potential legal finance assets.

To make informed financing decisions we often need access to information beyond that which is publicly available about a litigation matter, and we regularly seek and obtain protected and confidential information known as “attorney work product” in the United States or which is subject to various legal privileges in other jurisdictions. That sensitive information can lose its protection and become accessible to a litigation opponent if it is used publicly (a concept called “waiver”), which could have significant adverse consequences for the litigant. The laws relating to legal privilege and attorney work product are complex and continue to evolve, and we could be adversely affected by court rulings, changes in law or other developments. If a court in a particular jurisdiction were to find that disclosure to litigation funders effected a waiver of applicable legal privileges, our access to such information could become constrained in that jurisdiction. Any significant limitations on our ability to access such information could adversely affect our ability to conduct due diligence and make informed financing decisions with respect to certain legal finance assets.

Our business and operations could suffer if we are not able to prevent improper use or disclosure of, or access to, confidential and legally privileged information under our control due to cybersecurity breaches, unauthorized use or theft.

As described above, we obtain protected and confidential information (including attorney work product) as part of our analysis of potential legal finance assets. We also obtain this type of information as part of our ongoing asset monitoring. When we receive this information, we are under a strict obligation to protect it. Among other things, this obligation requires us to tightly restrict access to the information itself.

As described under “— Cybersecurity risks could result in the loss of data, interruptions in our business, damage to our reputation, and subject us to regulatory actions, increased costs and financial losses, each of which could have a material adverse effect on our business and results of operations”, attempts to gain unauthorized access to our information technology systems have become increasingly sophisticated over time and our efforts to detect and investigate all security incidents and to prevent their recurrence may be unsuccessful. In addition to the risk of a breach of confidentiality as a result of a cyber incident, confidential information could be compromised in other ways. Although we have implemented controls to protect the confidentiality of such information, there can be no assurance that such controls will be effective. If our employees, third-party service providers or counterparties engage in misconduct or fail to follow appropriate security measures, the improper release or use of confidential information could result.

The unauthorized use or disclosure of, or access to, our intellectual property or litigation or business strategy or those of our clients due to a cybersecurity breach, unauthorized use or theft could harm our competitive position, reduce the value of our capital provision assets and have a negative impact on our reputation or otherwise adversely affect our business. In addition, if the courts were to find that we have improperly used or disclosed protected and confidential information, there could be significant adverse consequences for the litigant and we could be subject to complaints or lawsuits for damages or regulatory action as a result.

The due diligence process that we undertake in connection with funding legal finance assets may not reveal all facts that may be relevant in connection with such funding.

Before offering to fund legal finance assets on specified economic and other terms, we conduct due diligence based on the facts and circumstances applicable to the matter that may be the subject of such funding. As part of our due diligence, we may be required to evaluate important and complex business, financial, tax, accounting, technological, environmental, social, governance, ethical, political, legal and regulatory issues. When conducting due diligence and making an assessment regarding funding a legal finance asset, we rely on the information available to us, including information provided by the parties involved in the case we intend to finance. We have no control over the accuracy or sufficiency of information received from such third parties and, in some cases, we have limited experience or no prior dealings with such third parties and are unable to assess their integrity.

166 Burford Annual Report 2020

Key information
continued

The due diligence investigation that we carry out with respect to any funding opportunity may not reveal or highlight all relevant facts (including, without limitation, bribery, fraud or other illegal activities) or risks that would be helpful in evaluating such opportunity. Particularly where we fund a case that is at an early stage, such as before the conclusion of the fact discovery stage in a US litigation, we may have limited ability to ascertain the facts that may have a material impact on the outcome of the litigation. In addition, although we regularly perform factual and legal research beyond what is provided to us by our prospective counterparties, we may underestimate the importance of a legal or factual risk of funding an asset that ends up being conclusive. There are also material factors that contribute to the outcome of funding a legal finance asset that are impossible to research or predict at the outset, such as a judge’s or jury’s positive or negative disposition towards a particular party, witness or lawyer.

Further, we may not identify or foresee future developments that could have a material adverse effect on our return on a legal finance asset, such as the credit risk from our counterparty or from a party in a case. For example, we may not uncover the risk associated with poor management of general finances or the litigation itself by a counterparty or other party, any insolvency risk or potential key-person risk from a counterparty or other party, or a misalignment of economic incentives between us and a counterparty because of the economics of our funding and developments in the litigation. In addition, financial fraud or other deceptive practices, or failures by personnel at our counterparties to comply with anti-bribery, trade sanctions or other legal and regulatory requirements, could cause significant legal, reputational and business harm to us.

Poor returns on our legal finance assets due to failures in our due diligence process or unforeseen developments could adversely affect our reputation and could materially and adversely affect our business, financial condition and results of operations.

Investors will not have an opportunity to independently evaluate our legal finance assets.

We generally do not disclose details of our existing or prospective legal finance assets (including their valuations for accounting purposes) on an individual basis because of confidentiality, attorney work product and other restrictions. As a result, investors will not have an opportunity to evaluate our legal finance assets and will be dependent upon our judgment and ability in selecting, managing and valuing our assets.

We are subject to credit risk relating to our various legal finance assets which could adversely affect our business.

Prior to the conclusion of a litigation matter, we are subject to the risk that a claimant who is our counterparty, a party against whom our counterparty is making a claim, a law firm or another relevant party will encounter financial difficulties or become insolvent, which could delay or prevent the litigation matter from being resolved and may adversely affect our ability to earn a return on the relevant legal finance asset. On becoming contractually entitled to proceeds after the conclusion of a litigation matter, depending on the structure of the particular legal finance asset, we could be a creditor of, or otherwise subject to credit risk from, a claimant, a defendant, a law firm or other relevant parties. Moreover, we may be indirectly subject to credit risk to the extent a defendant does not pay a claimant immediately, notwithstanding successful adjudication of a claim in the claimant’s favor. If the defendant is unable or unwilling to pay or perform or if any of the parties challenges the judgment or award, we may encounter difficulties in recovery. In addition to the credit risk associated with individual parties to a litigation matter, losses as a result of the credit exposures inherent in our business may adversely affect our cash flows, financial condition and results of operations.

Our portfolio may be concentrated in cases likely to have correlated results and we have a number of assets involving a single law firm.

Our capital provision-direct portfolio includes certain related exposures where we have financed multiple different counterparties in relation to the same or very similar claims, such that outcomes on these related exposures are likely to be correlated. We estimate that the deployed cost of the assets underlying our largest such correlated exposure represented 9% of the Burford-only balance sheet’s total deployed cost of capital provision-direct assets as of December 31, 2020. An adverse litigation outcome in respect of any of these individual claims may result in, or increase the likelihood of, losses in the other related claims.

We have a number of assets involving a single law firm. As of December 31, 2020, our aggregate legal finance assets involving a single law firm (one of the 50 largest law firms in the United States based on revenue, according to The American Lawyer) represented 12% of our Group-wide commitments (11% Burford-only balance sheet) and provided 40% of our consolidated total income in 2020 (41% Burford-only total income). These assets include both (i) financing

Burford Annual Report 2020 167

Key information
continued

arrangements between us and the law firm and (ii) direct financing arrangements with counterparties who elect to hire the law firm. Accordingly, although our direct financial exposure to the law firm is limited to matters in which it is our counterparty, if such firm were to encounter financial difficulties, dissolve or suffer a substantial loss of personnel, there could be a material adverse effect on our business, results of operation and financial condition.

Our exposure to correlated cases or counterparty concentration could result in increased volatility and could materially and adversely affect our business, financial condition and results of operations.

The lack of liquidity of our legal finance assets may adversely affect our business.

Our legal finance assets typically require significant advances of funds with no guarantee of return or repayment. It may be difficult or impossible to find willing buyers for these assets at prices we believe are representative of their underlying value or at all. Volatility in markets generally also could negatively impact the liquidity of our assets. Illiquid assets typically experience greater price volatility as a ready market does not exist and therefore they can be more difficult to value. In addition, the prices prospective buyers are willing to pay for illiquid assets may be more subjective than more liquid assets. The illiquidity of legal finance assets also is exacerbated by the fact that third parties may be limited in their ability to value these assets because they cannot perform full legal due diligence on a case due to the limitations imposed by applicable legal privileges and protections. The illiquidity of our assets may make it difficult for us to sell such assets if the need or desire arises. If we are required to liquidate all or a portion of our portfolio quickly, we may realize significantly less than the value at which we have previously recorded our assets. As a result, our ability to change the makeup of our portfolio of assets in response to changes in economic and other conditions may be relatively limited, which could adversely affect our business, financial condition and results of operations.

We have commitments that are in excess of funds raised.

We typically have commitments to fund legal finance assets that exceed our total funds available. As of December 31, 2020, our consolidated unfunded legal finance commitments amounted to $1,161 million, $480 million or 41% of which are definitive commitments that we are contractually obliged to fund. We seek to manage our available capital and our capital provision asset portfolio to minimize the risk of a mismatch between the timing of when our commitments will be drawn and available cash, and many of our capital provision agreements set forth timetables for draws or structure draws with reference to case events, which provide us with some control over the timing and amounts of capital we provide in respect of our commitments. However, as we do not control the timing of developments with respect to the matters that we fund, it is possible that such a mismatch will occur, in which case we would need either to raise additional capital (which could include the potential sale of an interest in one or more of our existing legal finance assets) or to decline to meet a commitment. There can be no assurance that we will be able to raise capital on reasonable terms or at all, and our inability to do so could cause damage to our business and the potential loss of business and financial relationships. A failure by us to fund our definitive commitments may result in adverse consequences to our business such as a loss of entitlement to any returns with respect to such commitments, a loss of capital we have invested or a claim by a counterparty for damages. Some of our funds also have commitments in excess of funds available and, accordingly, have some of the foregoing risks.

We face substantial competition for opportunities to finance legal assets, which could delay deployment of our capital, reduce returns and result in losses.

Competition for attractive opportunities to finance legal assets may affect our ability to finance on terms which we consider attractive. We compete to acquire legal finance assets with a wide variety of other entities. Our competitors may have access to greater financial resources, technical capabilities or better relationships than we do, may have businesses that are smaller and more flexible than ours, or may develop or market alternative financial arrangements that are more effective or less susceptible to challenge than ours. For example, some competitors may have a lower cost of capital and access to funding sources that are not available to us. In addition, some of our competitors may have higher risk tolerances or different risk assessments than we have. These characteristics could allow our competitors to consider a wider variety of legal assets to finance, establish more relationships and offer better pricing and more flexible structuring than we are able to do. We may also face competition from smaller industry participants or law firms using alternative financing models on a smaller scale as well as market entrants that have a regional, industry or specific claims-based approach. Such entities may offer more competitive terms or more tailored approaches to specific industries or claims. We may lose funding opportunities if we do not match our competitors’ pricing, terms and structure. If we are forced to match our competitors’ pricing, terms and structure to deploy our capital, we may not be able to achieve acceptable returns on our legal finance assets or may bear substantial risk of capital loss.

168 Burford Annual Report 2020

Key information
continued

If the lawyers we rely on to litigate claims and defenses do not exercise due skill and care, or the interests of their clients do not align with ours, there may be a material adverse effect on the value of our legal finance assets.

We are particularly reliant on lawyers to litigate claims and defenses with due skill and care. If they are unable or unwilling to do this for any reason, it is likely to have a material adverse effect on the value of our legal finance assets. While we will typically evaluate the lawyers involved in any legal finance asset we acquire, we do not select such lawyers, we may have limited experience or no prior dealings with such lawyers and there is no guarantee that the outcome of a case will be in line with our or the lawyers’ assessment of the case or that such lawyers will perform with the expected skill and care. As a matter of legal ethics in most jurisdictions, we are also unable to prevent our counterparties from discharging the lawyers who were originally in place in a case and replacing them with lawyers who may be less capable.

In addition, lawyers owe a duty to their clients as well as an overriding duty to the courts. We generally do not own or control a claim which we have financed, and as a result we will not be the client of the law firm representing the claimant in a case that is the subject of our commitment or financing. Accordingly, that law firm may be required to act in accordance with its client’s instructions and interests rather than our own. If the interests of the claimants in the cases we have financed are not aligned with ours, the actions of the lawyers representing such claimants could have a material adverse effect on the value of our legal finance assets, and therefore our business, financial condition and results of operation.

If the commitments we make on behalf of our funds perform poorly, we may not earn asset management performance fees, and our ability to raise capital for future funds may be materially and adversely affected.

Our income from our asset management business is derived from fees earned for our management of our funds and performance fees or carried interest with respect to those funds. If the commitments we make on behalf of our funds perform poorly, we may not earn performance fees. Further, if a fund does not achieve certain investment returns over its life and carried interest that was previously distributed to us exceeds the amounts to which we are ultimately entitled, we may be required to repay that amount under a “clawback” obligation. Moreover, to the extent we have invested balance sheet capital in our funds, we could experience losses on our investments of our own principal as a result of poor performance by our funds or individual assets.

In addition, poor performance by our funds could make it more difficult for us to raise capital for new funds in the future. Investors and potential investors in our funds continually assess our funds’ performance, and our ability to raise capital for future funds will depend on our funds’ continued satisfactory performance. Poor performance may deter future investments in our funds or result in investors demanding lower fees which would adversely affect our asset management fees.

A significant portion of our fund assets under management are attributable to a fund with a single investor.

As of December 31, 2020, BOF-C, a fund with a single investor, the SWF, represented 26% of our fund assets under management. While the SWF is contractually obliged to fund its commitments to BOF-C, if it fails to do so we will no longer have access to this capital and our cash flows from the fund will decline. In addition, if the SWF elects not to commit capital to future funds after BOF-C’s expiration, our asset management business may be adversely affected.

We face competition for investments in our asset management business and may not be successful in raising funds in the future.

The asset management business is highly competitive, and if investors determine that our product offerings are not attractive, we may have difficulty raising additional funds in the future. In order to attract capital, we may be required to structure funds on terms that are less favorable to us or otherwise different from the terms that we have been able to obtain in the past. For example, prospective investors in future funds may require that we allocate larger portions of our commitments in legal finance assets to such funds than under our current internal allocation policy, which would reduce the percentage of our direct investment in, and potential return from, future legal finance assets. These risks could occur for reasons beyond our control, including general economic or market conditions, regulatory changes or increased competition. Our inability to grow our asset management business could result in a decrease in AUM, asset management fees or performance fees, in which case our business, financial condition or results of operations may be adversely affected. Because we rely on the capital available in our funds to acquire legal finance assets, our inability to maintain or increase this source of capital could reduce our overall ability to grow our business.

Burford Annual Report 2020 169

Key information
continued

Regulatory Business Risks

We are regulated in a number of different ways. The SEC regulates our investment management business. The FCA regulates our legacy insurance business. The Guernsey Financial Services Commission regulates our insurance business conducted through BWIL. The FCA reviews our debt prospectuses for our London Stock Exchange Main Market-traded debt and regulates our UK insurance intermediation business. The FCA, AIM and Numis Securities Limited, our nominated adviser, regulate our activities as a public company in the UK. We are subject to the rules and regulations of the NYSE and the SEC as a public company in the US. We are also subject to a myriad of laws and regulations, ranging from the UK Bribery Act and the Foreign Corrupt Practices Act to Anti-Money Laundering and Know Your Customer regulations in many jurisdictions. Any regulatory actions or investigations by any of these regulators against us could have an adverse effect on our financial results. Even if an investigation or proceeding does not result in a sanction or the sanction imposed against us or our personnel were small in monetary amount, the adverse publicity relating to the investigation, proceeding or imposition of these sanctions could harm our reputation.

Our asset management business is highly regulated, and changes in regulation or regulatory violations could adversely affect our business.

Our asset management business is highly regulated and the applicable regulations are subject to change. Compliance with these regulations requires a significant investment of management and financial resources and any liability imposed on us for violations of existing or future regulations could adversely affect our asset management business. The SEC regulates our investment management activities and is empowered to conduct investigations and administrative proceedings that can potentially result in fines, suspensions of personnel, changes in policies, procedures or disclosure or other sanctions, including censure, the issuance of cease-and-desist orders, the suspension or expulsion of an investment advisor from registration or memberships or the commencement of a civil or criminal lawsuit against us or our personnel. Any SEC actions or initiatives against us could have an adverse effect on our financial results. Even if an investigation or proceeding does not result in a sanction or the sanction imposed against us or our personnel were small in monetary amount, the adverse publicity relating to the investigation, proceeding or imposition of these sanctions could harm our reputation.

The laws, regulations and rules relating to legal finance are evolving and may be uncertain, which may have negative consequences for the value or enforcement of our contractual agreements with our counterparties, for our ability to do business in certain jurisdictions or for our cost of doing business.

Law and professional regulation in the area of acquiring or otherwise taking a financial position or a commercial interest with respect to legal claims and defenses is evolving and can be complex and uncertain in the United States and elsewhere. Our legal finance assets could be open to challenge or subsequently reduced in value or extinguished as a result of these regulations. In various jurisdictions there are prohibitions or restrictions in connection with funding claims (known in many common law jurisdictions as maintenance, and a form of maintenance, called champerty) or the assignment of, or other economic participation in, legal claims. For example, in New York, Judiciary Law § 489 prohibits the assignment of a legal claim in certain circumstances, and certain other jurisdictions have similar laws. In New York, the relevant case law currently provides that the contracts underlying our legal finance assets are valid. However, such case law may be overruled or the statutory and other laws in New York or other jurisdictions could be amended to include additional prohibitions or restrictions, which may adversely affect our business. The ability to participate financially in a lawyer’s fees is also limited in certain jurisdictions (including by ethical rules prohibiting a lawyer from sharing fees with non-lawyers). Such prohibitions and restrictions are governed by the laws, rules and regulations of each relevant jurisdiction and vary in degrees of strength and enforcement in different state, federal or non-US jurisdictions. This is a complex issue that involves both substantive law and choice of law principles. However, in many jurisdictions, the relevant issues may not have been considered by the courts nor addressed by statute and thus obtaining legal advice or clarity is difficult. If we, our counterparties or the lawyers handling the underlying matters were to be found to have violated the relevant prohibitions or restrictions in connection with certain matters, there could be a materially adverse effect on the value of the affected legal finance assets, our ability to enforce the relevant contractual agreements with our counterparties and the amounts we would be able to recover with respect to such matters, or our costs for such matters.

In addition, politicians, advocacy groups and media reports have, in the past, advocated action to restrict litigation financing. Some jurisdictions have enacted or are considering enacting laws or regulations requiring the disclosure of litigation funding or other non-prohibitory regulation. Such laws or regulations or other future laws or regulations may deter parties from engaging us, result in a reduction in the overall number of potential legal finance assets or adversely affect the value of legal finance assets already in existence in such jurisdictions.

170 Burford Annual Report 2020

Key information
continued

The laws, rules, regulations and supervisory guidance and policies applicable to our business activities are subject to regular modification and change, including by institutions such as US state and federal legislatures, bar associations, courts and other US and non-US legislative, regulatory, judicial or advisory bodies. For example, legislation has been introduced in the last two Congresses that would require litigants to “produce for inspection and copying” any legal funding agreements creating contingent rights to payment in class actions and multidistrict litigations. That legislation has never received consideration beyond introduction. It is expected that the same or similar legislation will be introduced again in this Congress. Similar legislation is introduced in US state legislatures from time to time. Recently, the Australian Federal government imposed regulations on the funding of Australian class actions, requiring third-party funders of certain litigation funding schemes to hold an Australian Financial Services License and to register litigation funding schemes as managed investment schemes under Australian corporations laws. The Parliamentary Joint Committee on Corporations and Financial Services also recommended that the Parliament impose additional regulatory burdens on class action procedures and the funding of class actions in Australia, but it remains to be seen whether those recommendations will be adopted. Some newer entrants to the market, such as Singapore and Hong Kong, have also enacted regulatory regimes largely focused on capital adequacy and constraining abusive behavior.

Changes to laws, regulations or regulatory policies, including changes in interpretation or implementation of laws, regulations or policies, could affect us in substantial and unpredictable ways. Such changes could subject us to additional costs, delay new funding arrangements, limit the quantity and size of our financing arrangements, limit the types of services we may offer or our funding opportunities, decrease returns on our legal finance or other assets and allow certain clients to void our contracts with them.

Negative publicity or public perception of the legal finance industry or us could adversely affect our reputation, business and results of operations.

Negative publicity about the legal finance industry in general or us specifically, even if inaccurate, could adversely affect our reputation and the confidence in our business model. For example, there is regular negative political and media activity in the United States with respect to the US consumer litigation funding industry. Although Burford does not participate in that industry, negative publicity about that industry could adversely affect the public perception of the commercial legal finance industry or lead to overly broad regulation of legal finance in general.

Failure to protect our reputation and brand in the face of negative publicity and ethical, legal or moral challenges could lead to a loss of trust and confidence. There are various factors that may cause litigants, law firms and other actual and potential customers to be more reluctant to pursue external financing, such as publication in the online, print and broadcast media of stories about us or the litigation finance industry, about real or perceived abusive practices or about regulatory investigations or enforcement actions. Online articles, blogs and tweets may lead to the increasingly rapid dissemination of a story and increase our exposure to negative publicity. Adverse public perception of the legal finance industry or us may increase media scrutiny of our business and could make it more likely that we receive negative attention if our employees engage in unlawful or questionable behavior, if we engage in internal disputes or disputes with former employees or if any of our counterparties is subject to negative publicity. Negative publicity relating to legal or regulatory violations by any of the third parties we engage, or negative publicity relating to the kind of matters we pursue, could also result in reputational damage to us.

Negative publicity could jeopardize our relationships with existing counterparties or our ability to establish new relationships or diminish our attractiveness as counterparties generally. Any of the foregoing could impact our ability to fund commitments, pursue our legal rights or collect amounts due to us, and may materially and adversely affect our business, results of operations or financial condition.

There are inherent uncertainties involved in estimates, judgments and assumptions used in the preparation of financial statements in accordance with IFRS. Any changes in these estimates, judgments or assumptions, including any changes as a result of changes in accounting principles and guidance, or their interpretation, could result in unfavorable accounting charges or effects.

The preparation of financial statements in accordance with IFRS requires management and the Board to make judgments, estimates and assumptions that affect the application of policies and the reported amounts of assets and liabilities, income and expenses. Estimates, judgments and assumptions are inherently subject to change in the future, and any such changes, including any changes as a result of changes in accounting principles and guidance, or their interpretation, could result in corresponding changes to the amounts of assets and liabilities, income and expenses.

Burford Annual Report 2020 171

Key information
continued

We are subject to the risk of being deemed an investment company.

If the Company were deemed an “investment company” under the US Investment Company Act of 1940, as amended (the “Investment Company Act”), applicable restrictions could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business. An entity will generally be deemed to be an “investment company” for purposes of the Investment Company Act if: (a) it is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities (frequently referred to as an “orthodox” investment company) or (b) absent an applicable exemption, it owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of US government securities and cash items) on an unconsolidated basis (frequently referred to as an “inadvertent” investment company). Excluded from the term “investment securities”, among other things, are US federal government securities and securities issued by majority-owned subsidiaries that are not themselves investment companies and are not relying on the exception from the definition of investment company set forth in Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act.

The Company is and holds itself out as a leading global finance firm focused on law, with businesses that include litigation finance and risk management, investment management, asset recovery and a wide range of legal finance and advisory activities. We believe that, even if the Company’s legal finance assets were to be determined to constitute investment securities for purposes of the Investment Company Act, it should be exempt from registration as an investment company under Section 3(c)(5) of the Investment Company Act. Section 3(c)(5) of the Investment Company Act excludes from the definition of investment company “[a]ny person who is not engaged in the business of issuing redeemable securities, face-amount certificates of the installment type or periodic payment plan certificates, and who is primarily engaged in one or more of the following businesses: (A) [p]urchasing or otherwise acquiring notes, drafts, acceptances, open accounts receivable, and other obligations representing part or all of the sales price of merchandise, insurance, and services or (B) making loans to manufacturers, wholesalers, and retailers of, and to prospective purchasers of, specified merchandise, insurance, and services”. The Company and its subsidiaries that conduct its core litigation finance business are not in the business of issuing redeemable securities, face-amount certificates of the installment type or periodic payment plan certificates, and are primarily engaged in the business of litigation finance by way of financing and acquiring notes evidencing financing, for purposes of the Investment Company Act, to parties engaged in litigation or arbitration and their law firms. The purpose of such financing is to provide the counterparties with the capital necessary to finance the costs associated with litigation.

The Investment Company Act and the rules thereunder contain detailed parameters for the organization and operation of investment companies. Among other things, the Investment Company Act and the rules thereunder limit or prohibit transactions with affiliates, impose limitations on the issuance of debt and equity securities, generally prohibit the issuance of options and impose certain governance requirements. We intend to conduct our operations so that the Company will not be deemed an investment company under the Investment Company Act, which will require us to conduct our business in a manner that does not subject us to the registration and other requirements of the Investment Company Act. If the Company is deemed to be an investment company under the Investment Company Act, requirements imposed by the Investment Company Act, including limitations on our capital structure, ability to transact business with affiliates and ability to compensate key employees, could make it impractical for us to continue our business as currently conducted, impair the agreements and arrangements between and among us and our customers and materially adversely affect our business, financial condition and results of operations.

Legal, political and economic uncertainty surrounding the effects of Covid-19 could adversely impact our business, financial condition and results of operations.

The Covid-19 pandemic has adversely affected the global economy, disrupted global supply chains and created significant volatility in the financial markets. While many courts and arbitral tribunals remain in operation and continue to render decisions, some cases have experienced and will continue to experience delay and disruption. We expect that our cash proceeds from litigation resolutions will be lower in the near term as the courts work through these issues.

In addition, in a period of constrained liquidity, litigants may be less willing to settle litigation matters, extending duration and therefore restricting our ability to recycle capital. There is also an increased risk that litigants may encounter financial difficulties or become insolvent, which could impact the timing and quantum of litigation recoveries. To the extent that litigants in our matters do become insolvent, the impact of a litigant’s insolvency on pending litigation is very difficult to predict and is not only case specific but dependent on the insolvency process in the jurisdiction in issue. Our expected recoveries may be delayed and could be reduced during the restructuring or liquidation process.

172 Burford Annual Report 2020

Key information
continued

The counterparties to whom we provide capital may also encounter financial difficulties or become insolvent in a period of constrained liquidity. We typically provide capital to our counterparties on a non-recourse basis and only receive a return upon the conclusion of a successful claim. If our counterparties encounter financial difficulties or become insolvent before the final resolution of their claims and are otherwise unable or unwilling to continue with their claims, we may decide to advance additional funds to them on terms that are less favorable to us. If we decide not to advance additional funds to such counterparties, it is possible that they will not be able to pursue their claims and we may therefore not earn any returns from such counterparties.

While we expect to generate organic cash each year for reinvestment, we also may rely from time to time on the availability of external capital—both corporate debt and fund capital—to maximize our growth prospects. If market conditions were to restrict our access to external capital, our growth prospects could be adversely affected, especially if cases resolve at a significantly slower pace or we are unable to attract new business due to the impact of covid-19 restrictions. While it is not possible to ascertain the precise impact Covid-19 may have on us from an economic, financial or regulatory perspective, any of the above factors, individually or in the aggregate, could have material adverse consequences on our business, financial condition and results of operations.

Litigation and legal proceedings against us could adversely impact our business and financial condition.

We are regularly subject to litigation and arbitration incidental to our business, including tactical litigation against us in the context of an ongoing funded matter. The types of claims made against us in lawsuits include claims for compensatory damages, punitive and consequential damages or injunctive relief. When we fund cases against sovereigns, there is the further risk of retaliatory criminal investigation or prosecution.

In the past, purported securities class action litigation has been instituted against companies following periods of volatility in the overall market and in the price of a company’s securities. We have previously been the subject of one purported class action litigation of this nature. Although that litigation was withdrawn, listing our ordinary shares on a US stock exchange means that we may be more likely to be subject to similar litigation in the future, which, even if not successful, may divert our management’s attention and cause us to incur significant expenses in defending these lawsuits. Any insurance or indemnification rights that we may have may be insufficient or unavailable to protect us against such losses.

Any of these developments could materially adversely affect our business and financial condition.

Our success depends substantially on the continued retention of certain key personnel and our ability to hire and retain qualified personnel in the future to support our growth and execute our business strategies.

Our performance is, to a large extent, dependent upon the judgment and ability of our management, including, in particular, our co-founders, Chief Executive Officer Christopher Bogart and Chief Investment Officer Jonathan Molot. We also depend on other key personnel, including the members of our Commitment Committee and Management Committee. Our success will therefore depend largely upon the ability of certain members of our management and other key personnel and our ability to retain them and to compensate them appropriately, especially in light of the high levels of remuneration available from the major law firms from which they have typically come and the potential pressures on such remuneration levels from the public markets. The death, incapacity or loss of the service of any of our management or other key personnel could have a material adverse impact on our business. In addition, our performance may be limited by our ability to employ and retain sufficiently skilled personnel. Such a failure to retain or recruit suitable replacements for significant numbers of skilled personnel could damage our business.

Information Technology, Third-Party Service Providers and Cybersecurity RISKS

The failure of our third-party service providers to fulfill their obligations, or misconduct by our third-party providers, may have a material adverse effect on our business.

We depend on third-party service providers for fund administration and to provide a variety of corporate services to manage our multi-jurisdictional structure. There can be no assurance that our internal controls and procedures will be effective in monitoring and managing such third-party service providers. The failure of our third party-service providers to fulfill their obligations to us, or misconduct by our third-party providers, could disrupt our operations and lead to reputational harm, which may have a material adverse effect on our business.

Burford Annual Report 2020 173

Key information
continued

Our operations are dependent on the proper functioning of information technology systems.

We rely on our information technology (IT) systems to conduct our business, including case management and documentation, as well as producing financial and management reports on a timely basis and maintaining accurate records. Our processes and systems may not operate as expected, may not fulfil their intended purpose or may be damaged or interrupted by increases in usage, human error, unauthorized access, natural hazards or disasters or similarly disruptive events. Any failure of the IT systems or third-party infrastructure on which we rely could lead to costs and disruptions that could adversely affect our reputation, business, results of operations, financial condition and prospects.

Computer and data-processing systems are susceptible to malfunctions and interruptions (including those due to equipment damage, power outages, computer viruses and a range of other hardware, software and network problems). A significant malfunction or interruption of one or more of our computer or data-processing systems could adversely affect our ability to keep our operations running efficiently and affect service availability. In addition, it is possible that a malfunction of our data system security measures could enable unauthorized persons to access sensitive data, including information relating to our intellectual property or litigation or business strategy or those of our clients. Any such malfunction or disruptions could cause economic losses. A failure of our IT systems could also cause damage to our reputation which could harm our business. Any of these developments, alone or in combination, could have a material adverse effect on our business, financial condition and results of operations.

Cybersecurity risks could result in the loss of data, interruptions in our business, damage to our reputation, and subject us to regulatory actions, increased costs and financial losses, each of which could have a material adverse effect on our business and results of operations.

Our systems may fail to operate properly or become disabled as a result of tampering or a breach of our network security systems or otherwise. In addition, our systems face ongoing cybersecurity threats and attacks. Attacks on our systems could involve, and in some instances have in the past involved, attempts intended to obtain unauthorized access to our proprietary information, destroy data or disable, degrade or sabotage our systems, or divert or otherwise steal funds, including through the introduction of computer viruses, “phishing” attempts and other forms of social engineering. Cyberattacks and other security threats could originate from a wide variety of external sources, including cyber criminals, nation state hackers, hacktivists and other outside parties. Cyberattacks and other security threats could also originate from the malicious or accidental acts of insiders, such as employees. There has been an increase in the frequency and sophistication of the cyber and security threats we face, with attacks ranging from those common to businesses generally to those that are more advanced and persistent, which may target us because we hold a significant amount of confidential and sensitive information about our legal finance assets. As a result, we may face a heightened risk of a security breach or disruption with respect to this information. There can be no assurance that measures we take to ensure the integrity of our systems will provide protection, especially because cyberattack techniques used change frequently or are not recognized until successful. If our systems are compromised, do not operate properly or are disabled, or we fail to provide the appropriate regulatory or other notifications in a timely manner, we could suffer financial loss, a disruption of our businesses, liability to our investment funds and fund investors, regulatory intervention or reputational damage. Furthermore, if we fail to comply with the relevant laws and regulations, it could result in regulatory investigations and penalties, which could lead to negative publicity and reputational harm and may cause our fund investors and counterparties to lose confidence in the effectiveness of our security measures.

Our international operations subject us to increased risks.

We operate internationally and, accordingly, our business is subject to risks resulting from differing legal and regulatory requirements, political, social and economic conditions and unforeseeable developments in a variety of jurisdictions. Our non-US operations are subject to the following risks, among others:

▪	political instability;
▪	international hostilities, military actions, terrorist or cyber-terrorist activities, climate change, natural disasters, pandemics (including the current Covid-19 pandemic) and infrastructure disruptions;
▪	differing economic cycles and adverse economic conditions;
▪	unexpected changes in regulatory and tax environments and government interference in the economy;
▪	changes to economic sanctions laws and regulations;

174 Burford Annual Report 2020

Key information
continued

▪	foreign exchange controls and restrictions on repatriation of funds;
▪	fluctuations in currency exchange rates;
▪	inability to collect payments or seek recourse under or comply with ambiguous or vague commercial or other laws;
▪	difficulties in attracting and retaining qualified management and employees; and
▪	difficulties in penetrating new markets due to entrenched competitors or lack of local acceptance of our services.

Our overall success as a global business depends, in part, on our ability to anticipate and effectively manage these risks, and there can be no assurance that we will be able to do so without incurring unexpected costs. If we are not able to manage the risks related to our non-US operations, our business, financial condition and results of operations may be materially adversely affected.

We may not be able to generate sufficient cash to service our indebtedness and may be forced to take other actions to meet our obligations under our indebtedness, which may not be successful.

We have significant indebtedness. Our ability to make principal or interest payments when due on our indebtedness and to fund our ongoing operations will depend on our future performance and our ability to generate cash, which is subject to general economic, financial, competitive, legislative, legal, regulatory and other factors, many of which are beyond our control. In addition, our cash flows, to a large extent, depend on the outcome of litigation matters in respect to which we have made a capital commitment. Such outcomes are inherently uncertain, and it is difficult to accurately forecast our cash flows for any future period. In addition, the trust deeds governing our debt obligations contain various covenants, including the requirement to maintain a certain leverage ratio. If we are unable to comply with these covenants, payment on our debt obligations may become due early. If we do not have sufficient cash at the required time, we may have difficulty meeting our payment obligations under our existing debt.

At the maturity of the obligations under the existing notes and any other debt that we incur, if we do not have sufficient cash flows from operations and other capital resources to pay our debt obligations, or to fund our other liquidity needs, or we are otherwise restricted from doing so due to corporate, tax or contractual limitations, we may be required to refinance our indebtedness. If we are unable to refinance all or a portion of our indebtedness or obtain such refinancing on terms acceptable to us, we may be forced to reduce or delay our business obligations, activities or capital expenditures, sell assets, raise additional debt or equity financing in amounts that could be substantial, or restructure or refinance all or a portion of our debt, on or before maturity. We cannot guarantee that we would be able to accomplish any of these alternatives on a timely basis or on satisfactory terms, if at all, or that those actions would secure sufficient funds to meet our obligations under our indebtedness.

We may face exposure to foreign currency exchange rate fluctuations and may hold unhedged securities positions.

Three of our four series of outstanding notes are denominated in pounds sterling and some of our legal finance contracts and intercompany loans are denominated in local currencies. Fluctuations in the value of the US dollar and foreign currencies, particularly pounds sterling, may affect our results of operations when translated into US dollars. We do not currently engage in any currency-hedging activities to seek to limit the risk of exchange rate fluctuations. However, in the future, we may use derivative instruments, such as foreign currency forward and option contracts, to seek to hedge certain exposures to fluctuations in foreign currency exchange rates. The use of such hedging activities may not offset any or more than a portion of the adverse financial effects of unfavorable movements in foreign exchange rates over the limited time the hedges are in place. Moreover, the use of hedging instruments may introduce additional risks if we are unable to structure effective hedges.

In addition, from time to time, we may take substantial positions in the securities of companies that are subject to a corporate or regulatory event or to litigation. While we may seek to hedge these positions, appropriate hedging may not be available at a cost we consider reasonable or at all. If the value of the underlying securities were to decline, we would experience losses, which may have a materially adverse effect on our business and results of operations.

The tax treatment of our financing agreements is subject to significant uncertainty.

We structure our financings on a case-by-case basis in consultation with our professional advisers and seek to comply with applicable law. However, there is limited authority and significant uncertainty regarding the tax treatment of litigation finance, or the structures through which we provide our financing, in the applicable jurisdictions in which

Burford Annual Report 2020 175

Key information
continued

they are made. Accordingly, there can be no guarantee that an applicable taxing authority will accept our position on the tax treatment of a financing, or the structures we employ. If an applicable taxing authority were to successfully maintain a different position, the value of our assets could be adversely affected, we could be subject to additional tax liability or both. In addition, tax laws and regulations are under constant development and often subject to change as a result of government policy. Changes in applicable tax laws could adversely affect the taxation of our assets or us.

Risks related to our ordinary shares

Our ordinary shares commenced trading on the NYSE in the United States on October 19, 2020. As a result, our ordinary shares are traded on more than one market, which may result in price and volume variations.

Our ordinary shares have traded on the London Stock Exchange’s AIM (AIM) since 2009 and since October 2020 on the NYSE. Trading in our ordinary shares on these markets will take place in different currencies (US dollars on the NYSE and pounds sterling on AIM), and at different times (resulting from different time zones, different trading days and different public holidays in the United States and the United Kingdom). The trading prices, volatility and liquidity of our ordinary shares on these two markets may differ due to these and other factors, including different custody and settlement arrangements that may affect cross-market trading. Any decrease in the price of our ordinary shares on AIM could cause a decrease in the trading price of our ordinary shares on the NYSE. Investors could seek to sell or buy our ordinary shares to take advantage of any price differences between the markets through a practice referred to as arbitrage. Any arbitrage activity could create unexpected volatility in the trading price of our ordinary shares.

The trading price of our ordinary shares may fluctuate significantly.

The market price of our ordinary shares has been highly volatile. During the period from January 1, 2019 to December 31, 2020, the closing price of our ordinary shares on the AIM has ranged from a high of £18.55 on March 14, 2019 (approximately $24.64) per ordinary share to a low of £2.81 on March 18, 2020 (approximately $3.26) per ordinary share. The market price of our ordinary shares could continue to be volatile as a result of the risks described in this section, and others beyond our control, including:

▪	regulatory actions or changes in laws with respect to legal finance or practices commonly used in the legal finance industry;
▪	actual or anticipated fluctuations in our financial condition and operating results;
▪	actual or anticipated changes in our growth rate relative to our competitors;
▪	increased competition;
▪	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures, collaborations or capital commitments;
▪	failure to meet or exceed financial estimates and projections of the investment community or that we provide to the public;
▪	issuance of research reports by securities analysts or other members of the financial community;
▪	fluctuations in the valuation of companies perceived by investors to be comparable to us;
▪	additions or departures of key management;
▪	sales or issuances of our ordinary shares by us, our insiders or our other shareholders; and
▪	general economic and market conditions.

These and other market and industry factors may cause the market price and demand for our ordinary shares to fluctuate substantially, regardless of our actual operating performance.

If equity research analysts do not publish research or reports about our business or if they issue unfavorable commentary, the price of our ordinary shares could decline.

The trading market for our ordinary shares likely will be affected by the research and reports that equity research analysts publish about us and our business, over which we have no control. The price of our ordinary shares could decline if one or more equity analysts issues unfavorable commentary or ceases publishing reports about us.

176 Burford Annual Report 2020

Key information
continued

We cannot assure you that we will pay dividends or distributions.

Our Board has declared a final cash dividend for 2020 of 12.5 cents per share, payable in June, 2021, and will recommend shareholder approval at our upcoming annual general meeting. Our Board did not declare an interim dividend for 2020, though it did declare, and we paid, an interim cash dividend of 4.17 cents per share in December 2019. Given the economic uncertainties surrounding the Covid-19 pandemic, our Board did not propose payment of a final dividend for 2019. We cannot assure you that we will declare dividends or distributions in the future. The declaration and payment of dividends and distributions, if any, will always be subject to the discretion of our Board and the requirements of Guernsey law (including, without limitation, satisfaction of a statutory solvency test). The timing and amount of any dividends or distributions declared will depend on, among other things, our cash flows from operations and available liquidity, our earnings and financial condition and any applicable contractual restrictions.

Given the demand for its capital in the legal finance marketplace and the tax inefficiency of its dividend payment to US investors, Burford does not anticipate regular increases in its dividend level but rather will review dividend levels with shareholders and the Board from time to time.

In addition, Burford Capital Limited is a holding company with no material assets other than the ownership of its subsidiaries and no independent means of generating revenues. Accordingly, our ability to pay dividends will be subject to the ability of our subsidiaries to transfer funds to us.

Future sales or the issuances of our securities may cause the market price of our ordinary shares to decline.

The market price of our ordinary shares could decline as a result of issuances of securities (including our ordinary shares) by us or sales by our existing shareholders of ordinary shares in the market, or the perception that these issuances or sales could occur. Sales of ordinary shares by shareholders may make it more difficult for us to sell equity securities at a time and price that we deem appropriate. As of December 31, 2020, there were a total of 384,129 ordinary shares issued under our long-term incentive plan. In addition, as of December 31, 2020, 15,871 ordinary shares remain available for future grant under our long-term incentive plan through 2030. Sales or issuances of substantial numbers of ordinary shares, or the perception that such sales or issuances could occur, may adversely affect the market price of our ordinary shares.

We are an “emerging growth company” which may make our ordinary shares less attractive to investors.

We are an “emerging growth company”, as defined in the Jumpstart Our Business Startups Act (the “JOBS Act”), and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act as discussed below and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden-parachute payments not previously approved. We could be an emerging growth company for up to five years, although we could lose that status sooner if our revenues exceed $1 billion, if we issue more than $1 billion in non-convertible debt in a three-year period, or if the market value of our ordinary shares held by non-affiliates exceeds $700 million as of any June 30 before that time, in which case we would no longer be an emerging growth company as of the following December 31. Because of the exemptions from various reporting requirements provided to us as an “emerging growth company”, we may be less attractive to investors if they believe that our financial accounting is not as transparent as that of other companies. That may result in a decrease in the price of our ordinary shares and it may be difficult for us to raise additional capital. If we are unable to raise additional capital as and when we need it, our financial condition and results of operations may be materially and adversely affected.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to US domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations that are applicable to US domestic issuers, including:

▪	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q and current reports on Form 8-K;
▪	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect to a security registered under the Exchange Act;

Burford Annual Report 2020 177

Key information
continued

▪	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and
▪	the Regulation FD rules governing the selective disclosure of material nonpublic information.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a semi-annual basis. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by US domestic issuers. As a result, you will not receive the same information that would be made available to you if we were a US domestic issuer.

We will lose foreign private issuer status if a majority of our common shares are held in the United States. Losing foreign private issuer status in the future would require us to comply with the reporting regime that applies to US domestic companies. The regulatory and compliance costs to us under US securities laws as a US domestic issuer will be significantly greater than the costs incurred as an SEC foreign private issuer. Among other consequences, we would be required to prepare historical financial statements in accordance with US generally accepted accounting policies rather than IFRS. If we are not a foreign private issuer, we would be required to file periodic and current reports and registration statements on US domestic issuer forms with the SEC, which are generally more detailed and extensive than the forms available to a foreign private issuer. In addition, we would lose the ability to rely on exemptions from corporate governance requirements that are available to foreign private issuers if the majority of our common shares are hold in the US.

As a foreign private issuer whose shares are listed on the NYSE, we intend to follow certain home country corporate governance practices instead of certain NYSE requirements.

We are incorporated under the laws of Guernsey and our corporate affairs, including with respect to corporate governance, are principally governed by the Companies Law. We are a “foreign private issuer” under the securities laws of the United States and the rules of the NYSE. Under the NYSE rules, a “foreign private issuer” is subject to less stringent corporate governance requirements. Subject to certain exceptions, the rules of the NYSE permit a “foreign private issuer” to follow its home country practice in lieu of the listing requirements of the NYSE, including (i) the requirement of an annual performance evaluation of the compensation committee, (ii) the requirement to adopt and disclose corporate governance guidelines and (iii) the requirement to have an internal audit function.

Accordingly, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all of the NYSE corporate governance requirements for domestic issuers.

If we are unable to satisfy the requirements of Sarbanes-Oxley, or if our internal control over financial reporting is not effective, the reliability of our financial statements may be impacted.

As a Guernsey-incorporated company traded on AIM, a market operated by the London Stock Exchange, Burford has, since its inception in 2009, produced annual financial statements that have been prepared under IFRS and audited pursuant to International Standards on Auditing (ISA). As long as Burford remains a foreign private issuer for US securities law purposes, Burford will continue to report under IFRS unless it makes a voluntary change to begin reporting under US Generally Accepted Accounting Principles (US GAAP). As a US registrant, Burford is now also subject to an audit by a firm subject to the oversight of the Public Company Accounting Oversight Board (PCAOB), which imposes a different set of auditing standards than that of ISA. Moreover, we have become subject to the requirements of the Sarbanes-Oxley Act (Sarbanes-Oxley). The SEC rules implementing Section 404(a) of Sarbanes-Oxley require a company subject to the reporting requirements of the Exchange Act to complete a comprehensive evaluation of its internal control over financial reporting. To comply with these rules, we will be required to assess, document and test our internal control procedures, and our management will be required to assess and issue a report concerning our internal controls over financial reporting. Under the JOBS Act, Emerging Growth Companies (EGCs), like the Company, are exempt from certain reporting requirements, including the independent auditor attestation requirements of Section 404(b) of Sarbanes-Oxley. Under this exemption, our independent auditor will not be required to attest to and report on management’s assessment of our internal controls over financial reporting during a transition period that will end after five years or at such earlier time as we cease to be an EGC. However, in our annual report filing, we will be required to report on the effectiveness of our internal controls over financial reporting. We are preparing for compliance with Section 404(a) of Sarbanes-Oxley and the related rules by assessing, documenting and testing our system of internal controls to provide the basis for concluding that we are in compliance for our annual report for the year ending December 31, 2021.

178 Burford Annual Report 2020

Key information
continued

During 2020, we and our independent registered public accounting firm undertook procedures to assess our internal control over financial reporting in accordance with the PCAOB auditing standards applicable to SEC registrants. In the course of those procedures, we and our accounting firm identified two areas related to (i) the lack of information technology general controls around user access and change management for information systems that are relevant to the preparation of financial statements and (ii) the inadequate segregation of duties in our internal control environment that represented material weaknesses under the PCAOB standards. These items did not impact our historical financial statements. Accordingly, during 2020, we began to implement procedures to address compliance with Section 404 of Sarbanes-Oxley, including enhanced procedures with respect to the two areas identified as material weaknesses earlier in the year. We believe that our internal controls with respect to these identified weaknesses are now adequate and will continue to enhance and test our system of internal control over financial reporting in conjunction with satisfying Section 404 of Sarbanes-Oxley, but there can be no assurance that we will satisfy those requirements in a timely or ongoing basis.

Under the PCAOB auditing standards applicable to us as an Exchange Act reporting company, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis. During the course of our testing, our management may identify material weaknesses or significant deficiencies, which may not be remedied in a timely manner. Investor confidence in our financial reporting may weaken as a result, and the market price of our securities may suffer.

If we are classified as a passive foreign investment company (PFIC) for US federal income tax purposes, that classification could result in adverse US federal income tax consequences to US investors.

As described further at “Material US federal income tax considerations”, below, if we are treated as a PFIC in any year during which a US Holder holds our ordinary shares, such US Holder could be subject to significant adverse US federal income tax consequences as a result of the ownership and disposition of our ordinary shares.

Risks related to our incorporation in Guernsey

Your rights and protections as our shareholder will be governed by Guernsey law, which may differ in certain material respects from the rights and protections of shareholders of US corporations.

Our corporate affairs are governed principally by our memorandum of incorporation and articles of incorporation and by the Companies Law. The Companies Law differs in certain material respects from laws applicable to companies incorporated in the US. See “Additional Information – Memorandum and Articles of Incorporation - Differences Between Rights of Our Shareholders and Rights of Shareholders of Delaware Corporations”.

The Royal Court of Guernsey may require a party to litigation to reimburse the prevailing party for its costs associated with the litigation. Our articles of incorporation entitle us to require shareholders to provide security against any such costs awarded to us by the Royal Court.

The Royal Court of Guernsey may require a party to litigation to reimburse the prevailing party for its costs associated with the litigation. Accordingly, if a shareholder were to bring an action against Burford in the Royal Court of Guernsey and Burford prevails in the litigation, the Royal Court of Guernsey may order the shareholder to reimburse Burford for its fees, costs and expenses incurred in connection with the defense of such action.

Article 40 of our articles of incorporation provides that Burford is entitled to security for costs in connection with any proceedings brought against it by a shareholder (which may include proceedings in jurisdictions outside of Guernsey). This provision, for example, applies to any proceeding brought against Burford by a shareholder in its capacity as a shareholder under the Companies Law or our articles of incorporation. Article 40 of our articles of incorporation does not apply to any proceeding brought against a director, officer or affiliate of Burford. This means that if a shareholder brings an action against the Company in the Royal Court of Guernsey, Burford may request that the Royal Court order such shareholder to provide security (which will need to be in a form acceptable to the Royal Court and may be directly or through a third party surety) to satisfy any award of costs the Royal Court of Guernsey may award to Burford.

The Royal Court’s ability to award costs to Burford and the provision in our articles requiring shareholders to provide security for any such award of costs to Burford could discourage shareholders from bringing lawsuits that might otherwise benefit the Company’s shareholders.

Burford Annual Report 2020 179

Key information
continued

The insolvency laws of Guernsey and other jurisdictions may not be as favorable to you as the US bankruptcy laws.

The Company is incorporated under the laws of Guernsey. In the event of a bankruptcy, insolvency or similar event, proceedings could be initiated in Guernsey or another relevant jurisdiction. The bankruptcy, insolvency, administrative and other laws of the Company’s and its subsidiaries’ jurisdictions of organization or incorporation may be materially different from, or in conflict with, each other and those of the United States, including in the areas of rights of creditors, shareholders, priority of governmental and other creditors and duration of the proceeding. The application of these laws, or any conflict among them, could call into question whether any particular jurisdiction’s law should apply, adversely affecting your ability to enforce your rights under the ordinary shares in those jurisdictions or limit any amounts that you may receive.

It may be complex or time consuming to affect service of US court process or enforcement of US judgments against us or certain of our directors and officers.

The Company is incorporated under the laws of Guernsey. Certain of our directors and officers reside outside of the United States. In addition, a substantial portion of our assets is located outside the United States. It may be more complex or time consuming to serve US court process on us or on our officers or directors or to enforce US court judgments against us than if we were a US company with all of our officers and directors located in the United States, including judgments predicated upon civil liabilities under US federal securities laws.

Critical accounting policies and significant estimates

The most significant estimates in our financial reporting relate to the estimates involved in (i) the valuation of capital provision assets at fair value through profit or loss, and (ii) the impairment testing for goodwill. These are discussed in turn below.

Fair value

See page 60 for discussion of fair value.

Impairment testing for goodwill

Our testing of goodwill for impairment requires the identification of independent cash-generating units (CGU) and the allocation of goodwill to these units based on which units are expected to benefit from the acquisition. Cash flow projections necessarily take into account changes in the market in which a business operates including the level of growth, competitive activity, and the impacts of regulatory change. Determining both the expected cash flows and the risk-adjusted interest rate appropriate to the CGUs requires the exercise of judgment. The estimation of cash flows is sensitive to the periods for which the projections are made and to assumptions regarding long-term sustainable cash flows.

We perform a quantitative test for impairment on at least an annual basis, or more frequently if impairment indicators are present, by leveraging the internal models and data used by management. The model output and all key assumptions are analyzed and challenged by the finance team and subject to senior management review and approval.

Refer to note 20 of our consolidated financial statements for further details on the key assumptions utilized in the goodwill impairment assessment and their sensitivity to changes.

Off-balance sheet arrangements

As of December 31, 2020, we had off-balance sheet arrangements relating to legal finance assets with structured entities that aggregate claims from multiple parties in the amount of $8.9 million. See note 23 to our consolidated financial statements.

180 Burford Annual Report 2020

Key information
continued

Tabular disclosure of contractual obligations

The table below sets forth our contractual obligations as of December 31, 2020. Neither our consolidated financial statements nor the table below include our unfunded financing commitments, which we enter into during the course of providing funding to our clients. At December 31, 2020, these unfunded financing commitments amounted to $1.031 billion, of which $351 million were definitive commitments and $88 million related to our legal risk management activities. See note 29 to our consolidated financial statements.

	Less than			More than
	1 year	1 to 3 years	3 to 5 years	5 years	No maturity	Total
December 31, 2020	$'000	$'000	$'000	$'000	$'000	$'000
Loan interest payable	38,986	109,301	54,296	11,942	—	214,525
Other liabilities	42,385	4,551	3,768	6,541	—	57,245
Loan capital	—	—	117,823	555,348	—	673,171
Capital provision asset subparticipations	—	—	—	—	14,107	14,107
Third-party interests in consolidated entities	—	—	—	—	248,581	248,581
	81,371	113,852	175,887	573,831	262,688	1,207,629

Memorandum and articles of incorporation

We are incorporated in Guernsey as a company limited by shares under registration number 50877. We are governed by our articles of incorporation, memorandum of incorporation and the Companies Law.

Objects and purposes

The objects of our business are unrestricted, as stated in paragraph 4 of our memorandum of incorporation.

Directors

Number

The number of directors is not subject to any maximum but a minimum of one director is required

Appointment and removal

Any person may be appointed or removed as director by an ordinary resolution. A person may not be appointed as a director if it would result in (a) a majority of the directors being resident in the U.K. for tax purposes or (b) all of the directors being resident in the U.S. for tax purposes.

At each annual general meeting, beginning at the annual general meeting in 2021, all of the directors shall retire. Retiring directors may be reappointed at such meeting. The Board has the power to appoint any person to be a director to fill a vacancy; provided that any director so appointed shall only hold office until the first annual general meeting after such appointment, at which meeting the director may be reappointed by ordinary resolution.

Director’s interests

In accordance with the Companies Law, a director must disclose any interest that such director may have in connection with any existing or proposed transaction by the Company. Subject to the provisions of the Companies Law, and provided that the director has disclosed the nature and extent of any interest, such director:

▪	may hold any other office or place of profit under the Company (other than the office of auditor) in conjunction with his office of director on such terms as to the tenure of office and otherwise as the directors may determine;
▪	may be party to, or otherwise interested in, any transaction or arrangement with the Company or in which the Company is otherwise interested;
▪	may be a director or other officer of, or employed by, or a party to any transaction or arrangement with, or otherwise interested in, any company promoted by the Company or in which the Company is otherwise interested;
▪	shall not, by reason of his office, be accountable to the Company for any remuneration or benefit which he derives from any such office or employment or from any such transaction or arrangement or from any interest in any such body corporate and no such transaction or arrangement shall be liable to be avoided on the ground of any such interest or benefit;

Burford Annual Report 2020 181

Key information
continued

▪	may (and such director’s firm, if any, may) act in a professional capacity for the Company (other than as auditor) and he or his firm shall be entitled to remuneration for professional services as though he were not a director of the Company; and
▪	may be counted in the quorum at any meeting where such director or any other director is appointed to hold any office or place of profit under the Company or where the terms of appointment are arranged, and such director may vote on any such appointment or arrangement other than such director’s own appointment or the terms thereof.

Borrowing powers

The Board may exercise all of the powers of the Company to borrow money and to give guarantees, mortgage, hypothecate, pledge or charge all or part of the Company’s undertaking, property or assets or uncalled capital and to issue debentures and other securities whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.

Remuneration

The Board shall be remunerated for their services at such rate as the Board determines.

Share qualification of directors

A director is not required to hold any qualification shares.

Retirement

There is no age limit at which a director is required to retire.

Shares

General

All of our issued and outstanding ordinary shares are fully paid. Holders of ordinary shares do not have conversion or redemption rights. There are no provisions in our memorandum of incorporation or articles of incorporation discriminating against a shareholder as a result of such shareholder’s ownership of a particular number of shares.

Preferred shares

The Board may provide for other classes of shares, including series of preferred shares. If any preferred shares are issued, the rights, preferences and privileges of our ordinary shares will be subject to, and may be adversely affected by, the rights of holders of such preferred shares.

Voting rights

Each holder of ordinary shares who is present in person (including any corporation by its duly authorized representative) or by proxy at a general meeting will have one vote on a show of hands and, on a poll, if present in person or by proxy will have one vote for every share held by such holder. Ordinary resolutions require approval by a simple majority of the votes at a general meeting at which a quorum is present.

Dividends

Each year, once the prior year’s results are known, the Board will review our profits, cash generation and cash needs, and will recommend a dividend level to shareholders for consideration at our annual general meeting.

We may declare dividends by ordinary resolution at a general meeting in accordance with the respective rights of any class of shares. No dividend shall exceed the amount recommended by the Board. Subject to the provisions of the Companies Law, the Board may, if it thinks fit, from time to time pay interim dividends if it appears to the Board they are justified by the assets of the Company. Subject to rights which may attach to any other class of shares, holders of ordinary shares are entitled to receive ratably all dividends, if any, that are declared. Dividends may be paid in any currency that the Board determines.

Any dividend that has not been claimed after a period of 12 years from the date it became due for payment will, if the Board so resolves, be forfeited.

Pre-emption rights

We may not allot equity securities to a person, other than a holder of ordinary shares, on any terms unless the following conditions are satisfied:

182 Burford Annual Report 2020

Key information
continued

(i) we have made an offer to each person who holds ordinary shares to allot to them on the same or more favorable terms a proportion of those securities that is as nearly as practicable equal to the proportion in number held by them of all the issued ordinary shares; and

(ii) the period, which shall not be less than 14 days, during which any offer may be accepted has expired or the Company has received notice of the acceptance or refusal of every offer so made.

For these purposes, “equity securities” means shares or a right to subscribe for or to convert securities into shares. “Ordinary shares” means shares other than shares that, with respect to dividends and/or capital, carry a right to participate only up to a specified amount in a distribution.

These pre-emption rights are subject to certain exceptions, including allotments for non-cash consideration, allotments made under a power conferred on the directors by special resolution of the Company or allotments in respect of which the Company has resolved by special resolution that the pre-emption rights do not apply.

Liens, calls on shares and forfeiture

In respect of any shares we issue that are not fully paid, we will have a first and paramount lien on every share (not being a fully paid share) for all moneys payable at a fixed time or called in respect of such share. Our Board may make calls upon shareholders for any amounts unpaid in respect of their shares, subject to the terms of allotment (whether in respect of nominal value or premium). If a call remains unpaid after it has become due and payable, then, following notice by the Board requiring payment of the unpaid amount together with any accrued interest and expenses incurred, such share may be forfeited by a resolution of the Board. A shareholder whose shares have been forfeited will cease to be a shareholder in respect of such share, but will, notwithstanding the forfeiture, remain liable to us for all moneys which at the date of forfeiture were presently payable together with interest. A forfeited share may be sold, re-allotted or otherwise disposed of as the Board sees fit.

Variation of rights

The rights attached to any class of shares may be varied only with the consent in writing of the holders of a majority of the shares of that class or with the sanction of an ordinary resolution passed by a majority of the votes cast at a separate meeting of the holders of the shares of that class.

Winding up

If we are wound up, the liquidator may, with the authority of a special resolution, divide among the shareholders, in the form specified, the whole or any part of our assets. The liquidator may for such purpose set the value of any assets and determine how the division shall be carried out between the shareholders or different classes of shareholders.

Meeting of shareholders

Under Guernsey law, we are required to convene at least one general meeting each calendar year. A majority of the Board may call a general meeting and must call a general meeting if we receive requests to do so from shareholders of more than 10% of our share capital. At least 10 days’ notice must be provided to call any general meeting. The notice shall specify the day, time and place of the meeting, general nature of the business to be transacted and the terms of any resolution to be proposed, at the meeting. The notice may also specify a time, which must not be more than 48 hours before the time fixed for the general meeting, by which a person must be entered on the register of members in order to have the right to attend or vote at the general meeting.

Limitations on the rights to own our securities

We are not aware of any limitations on the rights to own our securities, including rights of non-resident or foreign shareholders to hold or exercise voting rights on our securities, imposed by foreign law or by our articles of incorporation or memorandum of incorporation.

Provisions that would delay, defer or prevent a change of control

There are no provisions in our memorandum of incorporation or articles of incorporation that would have the effect of delaying, deferring or preventing a change in control of us and that would operate only with respect to a merger, acquisition or corporate restructuring involving us or any of our subsidiaries.

Ownership threshold above which shareholder ownership must be disclosed

Article 3.15 of our articles of incorporation provides that we may send notice to any person who we know or have reasonable cause to believe is, or at any time during the preceding three years was, interested in our shares requiring

Burford Annual Report 2020 183

Key information
continued

that person to confirm such interest and provide additional details with respect to that interest. In addition, Article 3.19 of our articles of incorporation provides that a shareholder must notify us if the percentage of voting rights it holds require notification under Rule 5 of the Disclosure and Transparency Rules of the United Kingdom Financial Conduct Authority. The Disclosure and Transparency Rules impose an obligation on persons to notify the Company of the percentage of voting rights held as a shareholder, or through the direct or indirect holding of financial instruments, if the percentage of voting rights held in the Company reaches, exceeds or falls below 3% or any 1% threshold above 3%.

The UK City Code on Takeovers and Mergers also imposes strict disclosure requirements with regard to dealings in the securities of an offeror or offeree company on all parties to a takeover and also on their respective associates during the course of an offer period.

Article 19 of the EU Market Abuse Regulation (2014/596) further requires persons discharging managerial responsibilities within the Company (and their persons closely associated) to notify the Company of transactions conducted on their own account in Company shares or derivatives or certain financial instruments relating to Company shares.

Exclusive forum; fees

Article 40 of our articles of incorporation provides that subject to Burford’s consent in writing to the selection of an alternative forum, the Courts of Guernsey shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any shareholder complaint asserting a cause of action arising under the Companies Law or the articles of incorporation. Our forum selection provision is not intended to apply to claims arising under the Securities Act of 1933 or the Securities Exchange Act of 1934.

In addition, Article 40 of our articles of incorporation provides that Burford is entitled to security for costs in connection with any proceedings brought against it by a shareholder (which may include proceedings in jurisdictions outside of Guernsey). This provision applies to any proceeding brought against Burford by a shareholder in its capacity as a shareholder. Article 40 of our articles of incorporation does not apply to any proceeding brought against a director, officer or affiliate of Burford.

If a shareholder were to bring an action against Burford in the Royal Court of Guernsey, the prevailing party may recover from the other party certain fees, costs and expenses incurred in connection with the prosecution or defense of such action subject to the discretion of the Royal Court of Guernsey which considers each application for a costs order on its merits. Such recoverable fees, costs and expenses typically include reasonable Guernsey legal fees and may, in exceptional circumstances, include fees of non-Guernsey legal advisers and other costs on an indemnity basis.

Article 40 of our articles of incorporation is intended to protect Burford from the possibility that it prevails in a lawsuit brought by a shareholder in the Royal Court of Guernsey (or another jurisdiction where a prevailing party may be entitled to be reimbursed for its costs) but the losing party is unable or unwilling to honor its reimbursement obligation by requiring such shareholder to provide security in respect of the potential reimbursement obligation. Any demand by the Company to enforce the provisions of Article 40 for security in respect of an action brought in the Royal Court of Guernsey would be subject to the determination of the Royal Court. It is uncertain whether the provisions of Article 40 of our articles of incorporation would apply in respect of actions brought in courts other than the Royal Court of Guernsey.

Compliance with AIM rules

For as long as our ordinary shares are listed on the AIM, we will comply with the rules set forth in the AIM Rules for Companies.

Differences between rights of our shareholders and rights of shareholders of Delaware corporations

As a company incorporated in Guernsey, we are governed by the Companies Law. The Companies Law differs in certain material respects from laws applicable to U.S. companies incorporated in the State of Delaware. The following table provides a summary of some significant differences between the provisions of the Companies Law applicable to us and our shareholders and the provisions of the Delaware General Corporation Law applicable to U.S. companies incorporated in Delaware and their shareholders.

Corporate law issue	Delaware law	Guernsey law
Shareholder meetings	▪ Shareholders generally do not have the right to call meetings of shareholders unless	▪ Unless a company’s memorandum or articles of incorporation state otherwise, the

184    Burford Annual Report 2020

Key information
continued

Corporate law issue	Delaware law	Guernsey law

that right is granted in the certificate of incorporation or bylaws.

▪

May be held at such time or place as designated in the certificate of incorporation or the bylaws, or if not so designated, as determined by the board of directors directors are required to call a general meeting once the company receives requests to do so from shareholders who hold more than 10% of the capital of the company that carries the right of voting at general meetings (excluding any capital held as treasury shares).

▪

May be held inside or outside Delaware

▪

Notice:

-

Whenever shareholders are required to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, if any, date and hour of the meeting, and the means of remote communication, if any.

-

Written notice shall be given not less than 10 nor more than 60 days before the meeting.

▪

The board of directors may fix a record date, which shall not be less than 10 nor more than 60 days before the meeting.

▪

Unless the shareholders pass a resolution exempting the company from holding an annual general meeting, a company must hold a general meeting of its members within a period of 18 months beginning on the date on which it was incorporated and thereafter at least once every calendar year (with no more than 15 months elapsing between one annual general meeting and the next).

▪

Subject to the articles of incorporation, a meeting may be held at any place in Guernsey or elsewhere.

▪

Notice:

-

A meeting must be called by at least 10 days’ notice or such longer period as provided by the articles of incorporation.

-

A meeting may be called by shorter notice if all shareholders entitled to attend and vote so agree.

-

The notice shall specify the date, time and place of the meeting, the information of any resolutions to be passed at the meeting and such other information as is required by the articles of incorporation.

Shareholders’ voting rights

▪

With limited exceptions, and unless the certificate of incorporation provides otherwise, shareholders may act by written consent to elect directors.

▪

Each stockholder entitled to vote may authorize another person or persons to act for such shareholder by proxy.

▪

The certificate of incorporation or bylaws may specify the number to constitute a quorum, but in no event shall a quorum consist of less than one-third of shares entitled to vote at a meeting. In the

▪

Unless the memorandum or articles of incorporation provide otherwise, directors are appointed by ordinary resolution of the shareholders.

▪

Any shareholder may appoint another person or persons to be their proxy to exercise all or any of their rights to attend, speak and vote at a meeting.

▪

Subject to the articles of incorporation, the quorum shall be two shareholders holding 5% of the total voting rights of the company between them.

▪

Subject to certain limited exceptions, a provision of the articles of incorporation is void to the extent that it would have the effect of excluding or making ineffective a demand for a poll at general meeting.

    Burford Annual Report 2020    185

Key information
continued

Corporate law issue	Delaware law	Guernsey law

absence of such specifications, a majority of shares entitled to vote, present in person or represented by proxy, shall constitute a quorum.

▪

The certificate of incorporation may provide for cumulative voting.

Directors

▪

The board of directors must consist of at least one director and is not subject to a maximum number of directors.

▪

The number of directors shall be fixed by the bylaws, unless the certificate of incorporation fixes such number, in which case a change in the number shall be made only by amendment of the certificate of incorporation.

▪

A classified board is permitted.

▪

The board of directors has the authority to fix the compensation of directors, unless otherwise restricted by the certificate of incorporation or bylaws.

▪

Removal:

-

Any or all of the directors may be removed, with or without cause, by the holders of a majority of the shares entitled to vote unless the certificate of incorporation provides otherwise.

-

In the case of a classified board, shareholders may effect removal only for cause.

▪

Subject to the articles of incorporation, the board of directors must consist of at least one director and is not subject to a maximum number of directors.

▪

Subject to the articles of incorporation, the board of directors must consist of at least one director and is not subject to a maximum number of directors.

▪

A person will cease to be a director if such person:

-

provides written notice of his or her resignation to the company;

-

is removed in accordance with the memorandum and articles of incorporation;

-

becomes ineligible to be a director under the laws of Guernsey;

-

dies; or

-

otherwise vacates office in accordance with the memorandum and articles of incorporation.

Interested shareholders’ transactions

▪

The Delaware General Corporation Law contains a business combination statute applicable to corporations whereby, unless the corporation has specifically elected not to be governed by such statute, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such shareholder becomes an interested shareholder. An interested shareholder generally is a person or a group that owns at least 15% of the corporation’s outstanding voting stock.

▪ The Companies Law does not contain any specific prohibition on interested shareholder transactions.
Interested director transactions	▪ Interested director transactions are permissible and may not be legally voided if:	▪ A director must, immediately after becoming aware of the fact that such director is interested in a transaction or

186    Burford Annual Report 2020

Key information
continued

Corporate law issue	Delaware law	Guernsey law

-

the material facts of the director’s interest are disclosed and a majority of the disinterested directors approve the transaction;

-

the material facts of the director’s interest are disclosed and a majority of the shareholders entitled to vote approve the transaction; or

proposed transaction with the company, disclose to the board the nature and extent of such director’s interest.

▪

Subject to the memorandum and articles of incorporation, a director who is interested in a transaction may vote, attend board meetings, sign documents and do any other thing in such director’s capacity as a director in relation to a transaction in

- the transaction is determined to have been fair to the corporation at the time it is authorized, approved or ratified by the board of directors, a committee thereof or the shareholders.

which such director is interested as if such director was not interested in the transaction provided that such director has made the necessary declarations.

▪

A transaction in which a director is interested is voidable by the company at any time within 3 months of the date after which the transaction is disclosed to the board unless:

-

the director’s interest was disclosed at the time the transaction was entered into or a disclosure was not required (for example, if the transaction is entered into in the ordinary course of business and on usual terms and conditions);

-

the transaction is ratified by the shareholders; or

-

the company received fair value for the transaction.

Dividends

▪

The board of directors may declare and pay dividends, subject to any restrictions contained in the certificate of incorporation, upon the shares of the corporation’s capital stock either: out of its surplus or, in case there is no surplus, out of its net profits for the fiscal year in which the dividend is declared or the preceding fiscal year.

▪

A company may pay a dividend if the board of directors is satisfied on reasonable grounds that the company will, immediately after payment of the dividend, satisfy the statutory solvency test contained in the Companies Law as well as any other requirement of the memorandum or articles of incorporation.

▪

A dividend may be of such amount, be paid at such time and be paid to such members as the board of directors thinks fit; provided that the directors must not authorize a dividend in respect of some but not all of the shares in a class or that is of a greater value per share in respect of some shares of a class than in respect of other shares of that class.

▪

Subject to the articles of incorporation,

    Burford Annual Report 2020    187

Key information
continued

Corporate law issue	Delaware law	Guernsey law
there is no requirement for dividends to be paid out of a particular account or source
Variation of rights of class of shares	▪ A corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise.

▪

A company may only vary the rights of a class of shareholders in accordance with the provisions of the articles of incorporation or, in the absence of such provisions, with the consent in writing from the holders of at least 75% in value of the issued shares of that class or by means of a special resolution passed by at least 75% in value of the issued shares of that class at a separate meeting of shareholders of that class.

Mergers and similar arrangements

▪

Under the Delaware General Corporation Law, with certain exceptions, a merger, consolidation, sale, lease or transfer of all or substantially all of the assets of a corporation must be approved by the board of directors and a majority of the outstanding shares entitled to vote thereon.

▪

The Delaware General Corporation Law also provides that a parent corporation may, by resolution of its board of directors, merge with any subsidiary of which it owns at least 90% of each class of capital stock without a vote by the shareholders of such subsidiary.

▪

Subject to the articles of incorporation, a merger, consolidation, sale, lease or transfer of all or substantially all of the assets of a company may be negotiated and approved by the board of directors. Depending on the structure of such a transaction, a separate shareholder approval may be required.

▪

If within a period of four months after the date of an offer being made in respect of a transfer of shares, the offer is approved or accepted by the shareholders comprising not less than 90% in value of the shares affected, the offeree may give notice to any dissenting shareholders of its desire to acquire the remaining shares. On the expiration of one month from the date of the notice to acquire, the offeror will be entitled to acquire the shares of the dissenting shareholder(s) by sending them a copy of the notice to acquire and by paying or transferring to them the consideration that such shareholder(s) are entitled to in respect of those shares, at which point the offeror shall be registered as the holder of those shares.

Appraisal rights

▪

A shareholder of a corporation participating in certain major transactions may, under certain circumstances, be entitled to appraisal rights under which the shareholder may receive cash in the amount of the fair value of the shares held by such shareholder in lieu of the transaction consideration.

▪

The Companies Law does not specifically provide for any appraisal rights of shareholders. The Companies Law does, however, give the Royal Court of Guernsey broad authority in respect of orders made pursuant to successful unfair prejudice claims under the Companies Law.

Shareholder suits	▪ Class actions and derivative actions generally are available to shareholders for,	▪ A shareholder may commence or continue a claim as a representative of those with the

188    Burford Annual Report 2020

Key information
continued

Corporate law issue	Delaware law	Guernsey law

among other things, breach of fiduciary duty, corporate waste, and actions not taken in accordance with applicable law. In such actions, the court has discretion to permit the winning party to recover attorneys’ fees incurred in connection with such action.

same interests in the claim. Unless the court directs otherwise, any judgment in which a party is acting as a representative will be binding on all persons represented.

▪

Derivative actions are also available to shareholders in respect of a cause of action arising from an actual or proposed act or omission involving: negligence, default, breach of duty and/or breach of trust by a director of the company.

▪

Costs are awarded by the court at its discretion. The normal order is for the winning party to recover its costs incurred in connection to the action.

Limitations on directors’ liability and indemnification of directors and officers

▪

A corporation may include in its certificate of incorporation provisions limiting the personal liability of its directors to the corporation or its shareholders for monetary damages for certain breaches of fiduciary duty. However, such provisions may not limit liability for any breach of the duty of loyalty, acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, the authorization of unlawful dividends, stock purchases, or redemptions, or any transaction from which a director derived an improper personal benefit.

▪

A corporation may indemnify a director or officer of the corporation against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred in defense of any action, suit or proceeding by reason of such person’s position if (i) the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and (ii) with respect to any criminal action or proceeding, the person had no reasonable cause to believe the conduct was unlawful.

▪

A company may include in its articles of incorporation provisions limiting the liability of its directors (and officers or other persons); however, any provision that purports to exempt a director from any liability in connection with any negligence, default, breach of duty or breach of trust in relation to the company is void.

▪

Any provision by which a company directly or indirectly provides an indemnity for a director of the company, or any associated company, against any liability in connection with any negligence, default, breach of duty or breach of trust is void, except that:

-

a company is not prevented from purchasing and maintaining for a director of the company, or any associated company, insurance against any such liability; and

-

such restriction does not apply to a qualifying third-party indemnity provision, which is a provision for indemnity against liability incurred by a director to a person other than the company or an associated company that does not provide any indemnity against a prescribed list of liabilities, including certain fines and penalties and liabilities incurred in defending certain proceedings.

Burford Annual Report 2020 189

Key information
continued

Corporate law issue	Delaware law	Guernsey law
Directors’ fiduciary duties

▪

Directors of a Delaware corporation have a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty.

-

The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself or herself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction.

-

The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or

▪

The duties of directors in Guernsey are generally owed to the company and its shareholders as a whole rather than to any other person or particular shareholders (subject to certain exceptions) and arise from customary laws, statutory laws and contractual obligations.

▪

Customary law duties of directors include:

-

a duty to act in good faith, in the best interests of the company, and not for any collateral purpose;

-

a duty to exercise powers for a proper purpose. Even if a director is acting in good faith and in the best interests of the company, such director must nevertheless use his or her powers for the proper purpose for which they were conferred;

-

a duty to avoid and mitigate conflicts of interest; and

advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally.

▪

In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, such director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

-

a duty to account for profits. As a fiduciary, a director may not take a personal profit from opportunities arising from such director’s office, even if the director is acting honestly and in the best interests of the company. Any such profit must be paid to the company. A director’s entitlement to remuneration and payment of expenses will be governed by the company’s articles of incorporation.

▪

Statutory duties of directors include:

-

a general duty to manage the business and affairs of the company; and

-

the directors are responsible for considering a solvency test in various circumstances, including in authorizing distributions by the company to its shareholders.

190 Burford Annual Report 2020

Key information
continued

Corporate law issue	Delaware law	Guernsey law
Inspection of books and records

▪

All shareholders have the right, upon written demand, to inspect or obtain copies of the corporation’s shares ledger and its other books and records for any purpose reasonably related to such person’s interest as a shareholder.

▪

The register and index of members, register of directors, register of secretaries and copies of all resolutions of shareholders passed other than at general meetings and minutes of the proceedings of general meetings, in each case, in the last six years, must be open for the inspection by any shareholder of the company without charge during ordinary business hours. They must also be open to inspection by any other person upon payment of such fee as may be prescribed by the Guernsey Committee for Economic Development or such lesser fee as the company may request.

▪

When a company receives a request to inspect its records, the company must comply with that request or apply to the Guernsey courts for a direction not to comply.

Amendments of governing documents

▪

Amendments to the certificate of incorporation require the affirmative vote of the holders of a majority of the outstanding shares entitled to vote thereon, unless the certificate of incorporation provides otherwise. Bylaws may be amended with approval of a majority of the outstanding shares entitled to vote and may, if provided in the certificate of incorporation, also be amended by the board or directors.

▪

Subject to certain exceptions, such as the alteration of the statement of the company’s name, a company may only make or alter a provision of its memorandum of incorporation in accordance with the terms of the memorandum of incorporation or by unanimous resolution of all of its shareholders.

▪

A company may alter its articles of incorporation by means of a special resolution passed by at least 75% of the shareholders.

Dissolution and winding up

▪

Unless the board of directors approves the proposal to dissolve, dissolution must be approved by all of the shareholders. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares.

▪

A company may be dissolved by means of a compulsory or voluntary winding up or a compulsory or voluntary striking off.

▪

An application for voluntary winding up requires a special resolution of the members passed by a majority of at least 75%

▪

An application for the voluntary striking off of a company must be made by the board of directors and be accompanied by a declaration of compliance confirming that all requirements of Guernsey law with respect to the striking off have been complied with.

Burford Annual Report 2020 191

Key information
continued

Material contracts

The following is a summary of each material contract outside the ordinary course of business to which we are a party, for the two years immediately preceding the date of this annual report. Such summaries are not intended to be complete and reference is made to the contracts themselves, which are exhibits to this annual report.

(a) Trust Deed dated as of February 12, 2018, among Burford Capital Finance LLC as issuer, Burford Capital Limited and Burford Capital PLC as guarantors and US Bank Trustees Limited as trustee.

On February 12, 2018, Burford Capital Finance LLC issued $180 million aggregate principal amount of 6.125% notes due 2025 (the “2025 Notes”) under a trust deed among Burford Capital Limited and Burford Capital PLC, as guarantors, US Bank Trustees Limited, as trustee, and Burford Capital Finance LLC. The 2025 Notes (i) are unsecured, unsubordinated obligations of Burford Capital Finance LLC; (ii) rank equally in right of payment with all other existing and future unsecured, unsubordinated indebtedness of Burford Capital Finance LLC; and (iii) are unconditionally guaranteed by Burford Capital Limited and Burford Capital PLC. If any subsidiary, other than certain excluded subsidiaries, of Burford Capital Limited has certain indebtedness which amounts to more than £2 million, such subsidiary shall provide a guarantee in respect of the 2025 Notes.

The 2025 Notes bear interest at a rate of 6.125% per annum, payable semiannually in arrears on February 12 and August 12 of each year. Burford Capital Finance LLC may redeem the 2025 Notes for certain tax reasons, in whole, but not in part, at any time at the principal amount, plus accrued and unpaid interest.

The trust deed relating to the 2025 Notes contains certain covenants, including: (i) a restriction on the creation of any security interest by Burford Capital Finance LLC, Burford Capital Limited and Burford Capital PLC respect to their respective business, undertaking, assets or revenues to secure certain financial indebtedness unless the 2025 Notes are secured equally, subject to certain exemptions; and (ii) a requirement that Burford Capital Limited maintains a level of consolidated net debt that is less than 50% of the level of its tangible assets. The 2025 Notes are governed by English law.

(b) Trust Deed dated as of June 1, 2017, among Burford Capital PLC as issuer, Burford Capital Limited and Burford Capital Finance LLC, as guarantors, and US Bank Trustees Limited as trustee.

On June 1, 2017, Burford Capital PLC issued £175 million aggregate principal amount of 5.000% notes due 2026 (the “2026 Notes”) under a trust deed among Burford Capital Limited and Burford Capital Finance LLC, as guarantors, and US Bank Trustees Limited, as trustee, and Burford Capital PLC. The 2026 Notes (i) are unsecured, unsubordinated obligations of Burford Capital PLC; (ii) rank equally in right of payment with all other existing and future unsecured, unsubordinated indebtedness of Burford Capital PLC; and (iii) are unconditionally guaranteed by Burford Capital Limited and Burford Capital Finance LLC. If any subsidiary, other than certain excluded subsidiaries, of Burford Capital Limited has certain indebtedness which amounts to more than £2 million, such subsidiary shall provide a guarantee in respect of the 2026 Notes.

The 2026 Notes bear interest at a rate of 5.000% per annum, payable semiannually in arrears on December 1 and June 1 of each year. Burford Capital PLC may redeem the 2026 Notes, in whole, but not in part, at any time at the greater of (x) the principal amount and (y) an amount calculated by reference to the then-current yield of the U.K. 1.5% Treasury Gilt 2026 plus 1.0%, in each case, plus accrued and unpaid interest. Burford Capital PLC may redeem the 2026 Notes for certain tax reasons, in whole, but not in part, at any time at the principal amount, plus accrued and unpaid interest.

The trust deed relating to the 2026 Notes contains certain covenants, including: (i) a restriction on the creation of any security interest by Burford Capital PLC, Burford Capital Finance LLC and Burford Capital Limited with respect to their respective business, undertaking, assets or revenues to secure certain financial indebtedness unless the 2026 Notes are secured equally, subject to certain exemptions; and (ii) a requirement that Burford Capital Limited maintains a level of consolidated net debt that is less than 50% of the level of its tangible assets. The 2026 Notes are governed by English law.

(c) Trust Deed dated as of April 26, 2016, among Burford Capital PLC as issuer, Burford Capital Finance LLC and Burford Capital Limited, as guarantors, and US Bank Trustees Limited as trustee.

On April 26, 2016, Burford Capital PLC issued £100 million aggregate principal amount of 6.125% notes due 2024 (the “2024 Notes”) under a trust deed among Burford Capital Limited and Burford Capital Finance LLC, as guarantors, US Bank Trustees Limited, as trustee, and Burford Capital PLC. The 2024 Notes (i) are unsecured, unsubordinated obligations of Burford Capital PLC; (ii) rank equally in right of payment with all other existing and future unsecured, unsubordinated indebtedness of Burford Capital PLC; and (iii) are unconditionally guaranteed by Burford Capital

192 Burford Annual Report 2020

Key information
continued

Limited and Burford Capital Finance LLC. If any subsidiary, other than certain excluded subsidiaries, of Burford Capital Limited has certain indebtedness which amounts to more than £2 million, such subsidiary shall provide a guarantee in respect of the 2024 Notes.

The 2024 Notes bear interest at a rate of 6.125% per annum, payable semiannually in arrears on April 26 and October 26 of each year. Burford Capital PLC may redeem the 2024 Notes, in whole, but not in part, at any time at the greater of (x) the principal amount and (y) an amount calculated by reference to the then-current yield of the U.K. 2.75% Treasury Gilt 2024 plus 1.0%, in each case, plus accrued and unpaid interest. Burford Capital PLC may redeem the 2024 Notes for certain tax reasons, in whole, but not in part, at any time at the principal amount, plus accrued and unpaid interest.

The trust deed relating to the 2024 Notes contains certain covenants, including: (i) a restriction on the creation of any security interest by Burford Capital PLC, Burford Capital Finance LLC and Burford Capital Limited with respect to their respective business, undertaking, assets or revenues to secure certain financial indebtedness unless the 2024 Notes are secured equally, subject to certain exemptions; and (ii) a requirement that Burford Capital Limited maintains a level of consolidated net debt that is less than 50% of the level of its tangible assets. The 2024 Notes are governed by English law.

(d) Trust Deed dated as of August 19, 2014, among Burford Capital PLC as issuer, Burford Capital Finance LLC and Burford Capital Limited, as guarantors, and US Bank Trustees Limited as trustee.

On August 19, 2014, Burford Capital PLC issued £90 million aggregate principal amount of 6.500% notes due 2022 (the “2022 Notes”) under a trust deed among Burford Capital Limited, as guarantor, US Bank Trustees Limited, as trustee, and Burford Capital PLC. The 2022 Notes (i) are unsecured, unsubordinated obligations of Burford Capital PLC; (ii) rank equally in right of payment with all other existing and future unsecured, unsubordinated indebtedness of Burford Capital PLC; and (iii) are unconditionally guaranteed by Burford Capital Limited and Burford Capital Finance LLC. If any subsidiary, other than certain excluded subsidiaries, of Burford Capital Limited has certain indebtedness which amounts to more than £2 million, such subsidiary shall provide a guarantee in respect of the 2022 Notes.

The 2022 Notes bear interest at a rate of 6.500% per annum, payable semiannually in arrears on February 19 and August 19 of each year. Burford Capital PLC may redeem the 2022 Notes, in whole, but not in part, at any time at the greater of (x) the principal amount and (y) an amount calculated by reference to the then-current yield of the U.K. 4.00% Treasury Gilt 2022 plus 1.0%, in each case, plus accrued and unpaid interest. Burford Capital PLC may redeem the 2022 Notes for certain tax reasons, in whole, but not in part, at any time at the principal amount, plus accrued and unpaid interest.

The trust deed relating to the 2022 Notes contains certain covenants, including: (i) a restriction on the creation of any security interest by Burford Capital PLC, Burford Capital Finance LLC and Burford Capital Limited with respect to their respective business, undertaking, assets or revenues to secure certain financial indebtedness unless the 2022 Notes are secured equally, subject to certain exemptions; and (ii) a requirement that Burford Capital Limited maintains a level of consolidated net debt that is less than 50% of the level of its tangible assets. The 2022 Notes are governed by English law.

Exchange controls and other limitations affecting security holders

Under Guernsey law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to nonresidents holders of our ordinary shares.

Tax considerations

Guernsey tax considerations

The summary below is based on current Guernsey law and published practice in Guernsey as of the date hereof, both of which are subject to change, possibly with retrospective effect. This summary is intended as a general guide of certain Guernsey tax matters related to the holders of ordinary shares of the Company (Shareholders) only and is not, is not intended to be nor should it be construed to be, legal or tax advice or a summary of all tax matters in Guernsey.

Shareholders, whether corporations or individuals, that are not residents of Guernsey for tax purposes and who do not carry on business in Guernsey through a permanent establishment situated in Guernsey, will not be subject to Guernsey

Burford Annual Report 2020 193

Key information
continued

income or Guernsey withholding tax. Any distributions made by the Company to non-Guernsey tax resident Shareholders will not be subject to Guernsey income or Guernsey withholding tax.

Individual Shareholders who are residents of Guernsey for tax purposes will generally be subject to Guernsey income tax at the individual standard rate of 20% on distributions received from the Company.

Corporate Shareholders that are residents of Guernsey for tax purposes (and which do not have exempt company status under the Income Tax (Exempt Bodies) (Guernsey) Ordinance, 1989, as amended) will generally be subject to Guernsey income tax at the company standard rate, which is currently 0%, on distributions received from the Company.

Guernsey does not currently levy capital gains tax and, therefore, Shareholders will not suffer capital gains tax in Guernsey.

No stamp duty is chargeable in Guernsey on the issue, acquisition, transfer, conversion or redemption or other disposition of ordinary shares of the Company (provided that it does not hold Guernsey real property).

Guernsey has implemented through domestic legislation matters related to (i) the Foreign Account Tax Compliance Act (FATCA) contained in the United States Internal Revenue Code of 1986 and the Treasury Regulations promulgated thereunder and (ii) the Organisation for Economic Co-operation and Development’s regime known as the Common Reporting Standard (CRS). Pursuant to FATCA and CRS, disclosure and reporting of information may be required, including disclosure of certain information about Shareholders, their ultimate beneficial owners and/or controllers and their investment in the Company. You should consult your tax advisers regarding the possible implications of FATCA, CRS and other similar regimes that may be relevant to your ownership and disposition of ordinary shares of the Company.

Material US federal income tax considerations

General

The following is a discussion of the material US federal income tax considerations that may be relevant to US Holders (as defined below). This discussion is based upon provisions of the Code, Treasury Regulations and current administrative rulings and court decisions, all as in effect or existence on the date of this annual report and all of which are subject to change, possibly with retroactive effect. Changes in these authorities may cause the tax consequences of ownership of ordinary shares to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to “we”, “our” or “us” are references to Burford Capital Limited.

The following discussion applies only to beneficial owners of ordinary shares that own ordinary shares as “capital assets” within the meaning of Section 1221 of the Code (i.e., generally, for investment purposes) and is not intended to be applicable to all categories of investors, such as investors subject to special tax rules (e.g., banks or financial institutions, regulated investment companies, insurance companies, broker-dealers or traders in stocks and securities or currencies, tax-exempt organizations, real estate investment trusts, retirement plans or individual retirement accounts, US expatriates, persons who hold ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for US federal income tax purposes, traders in securities that have elected the mark-to-market method of accounting for their securities, persons liable for alternative minimum tax, persons who are investors in pass-through entities, persons that own (actually or constructively) 10.0% or more of our equity (by vote or value), persons who elect to receive dividends in a currency other than the US dollar or persons that have a functional currency other than the US dollar), each of whom may be subject to tax rules that differ significantly from those summarized below. If a partnership or other entity classified as a partnership for US federal income tax purposes holds ordinary shares, the tax treatment of its partners generally will depend upon the status of the partner and the activities of the partnership. If you are a partner in a partnership holding ordinary shares, you should consult your own tax advisor regarding the tax consequences to you of the partnership’s ownership of ordinary shares.

No ruling has been or will be requested from the Internal Revenue Service (the “IRS”) in connection with any matter affecting us or prospective investors. The statements made herein may be challenged by the IRS and, if so challenged, may not be sustained upon review in a court. This discussion does not contain information regarding any US state, US local or US estate or gift tax considerations concerning the ownership or disposition of ordinary shares. This discussion does not comment on all aspects of US federal income taxation that may be important to particular investors in light of their individual circumstances, and each prospective investor is encouraged to consult its own tax advisor regarding the US federal, state, local and other tax consequences of the ownership or disposition of ordinary shares.

194 Burford Annual Report 2020

Key information
continued

As used herein, the term “US Holder” means a beneficial owner of ordinary shares that is:

▪	an individual citizen or resident of the United States;
▪	a corporation (including any entity treated as a corporation for US federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;
▪	an estate the income of which is subject to US federal income taxation regardless of its source; or
▪	a trust if (i) its administration is subject to the primary supervision of a court within the United States and one or more US persons, within the meaning of Section 7701(a)(30) of the Code, have the authority to control all substantial decisions of the trust or (ii) it has a valid election in effect under applicable US Treasury Regulations to be treated as a US person for US federal income tax purposes.

Distributions

Subject to the discussion below of the rules applicable to PFICs, any distributions to a US Holder made by us with respect to ordinary shares generally will constitute dividends to the extent of our current and accumulated earnings and profits, as determined under US federal income tax principles. Distributions in excess of our earnings and profits will be treated first as a nontaxable return of capital to the extent of the US Holder’s tax basis in its ordinary shares and thereafter as capital gain. Because we do not maintain calculations of our earnings and profits under US federal income tax principles, US Holders should expect that distributions generally will be treated as dividends for US federal income tax purposes. US Holders that are corporations generally will not be entitled to claim a dividends received deduction with respect to distributions they receive from us. Distributions on ordinary shares to certain non-corporate US Holders that satisfy a minimum holding period and other generally applicable requirements should generally be eligible for taxation at preferential rates. However, non-corporate holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. Investors should consult their own tax advisors regarding the application of these rules to their particular circumstances. Dividends received with respect to ordinary shares generally will be treated as foreign source “passive category income” for purposes of computing allowable foreign tax credits for US federal income tax purposes. The US foreign tax credit rules are complex, and US Holders are urged to consult their own tax advisors regarding the availability of the US foreign tax credits and the application of the US foreign tax credit rules to their particular situation.

Sale, exchange or other disposition of ordinary shares

Subject to the discussion below of the rules applicable to PFICs, a US Holder generally will recognize gain or loss upon a sale, exchange or other disposition of ordinary shares in an amount equal to the difference between the amount realized by the US Holder from such sale, exchange or other disposition and the US Holder’s adjusted tax basis in such ordinary shares. The US Holder’s tax basis in its ordinary shares generally will be the US Holder’s purchase price for ordinary shares reduced by the amount of any distributions on ordinary shares that are treated as non-taxable returns of capital (as discussed above under “Distributions”). Such gain or loss will be treated as capital gain or loss and will be long-term capital gain or loss if the US Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition. Certain US Holders (including individuals) may be eligible for preferential rates of US federal income tax in respect of long-term capital gains. A US Holder’s ability to deduct capital losses is subject to limitations. Such capital gain or loss generally will be treated as US source income or loss, as applicable, for US foreign tax credit purposes.

Passive foreign investment company

Significant adverse US federal income tax rules apply to a US Holder that owns an equity interest in a non-US corporation that is classified as a PFIC for US federal income tax purposes. In general, we will be treated as a PFIC with respect to a US Holder if, for any tax year in which the holder held ordinary shares, either:

▪	at least 75% of our gross income for such taxable year consists of passive income (e.g., dividends, interest, rents, royalties and capital gains from the sale or exchange of investment property, other than certain rents and royalties derived in the active conduct of a trade or business); or

Burford Annual Report 2020 195

Key information
continued

▪	at least 50% of the average value of the assets held by us during such taxable year produce, or are held for the production of, passive income.

There is substantial uncertainty regarding the tax treatment of our investments as well as the application of the PFIC rules to such investments, and in particular, whether all or some of our investments are passive assets or otherwise produce passive income under the applicable PFIC rules. As a result, although we do not believe we are currently a PFIC, and we do not expect to be treated as a PFIC in the foreseeable future, there can be no assurance the IRS will not successfully assert that we are or were a PFIC, that all or some of our investments are passive assets or otherwise produce passive income or that a change in law or interpretation of current law, possibly with retroactive effect, could cause us to be treated as a PFIC in a current, future or prior taxable year. If we were a PFIC for any year during which a US Holder holds ordinary shares, we generally would continue to be treated as a PFIC with respect to that US Holder for all succeeding years during which the US Holder holds ordinary shares, even if we otherwise ceased to meet the requirements for PFIC status in that year.

If a US Holder is treated as owning PFIC stock, the US Holder would be subject to additional taxes and interest charges on (1) any “excess distribution” and (2) any gain realized on the sale, exchange or other disposition (including, under certain circumstances, a pledge), of ordinary shares as follows:

▪	the excess distribution or gain would be allocated ratably over the Non-Electing Holder’s aggregate holding period for ordinary shares;
▪	the amount allocated to the current taxable year (i.e., the year in which the distribution occurs or the gain is recognized) and to any year before we became a PFIC would be taxed as ordinary income; and
▪	the amount allocated to each other taxable year would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such taxable year.

An excess distribution is the portion of all distributions received by the Non-Electing Holder on its ordinary shares in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the portion of the Non-Electing Holder’s holding period for ordinary shares before the taxable year.

If we were to be treated as a PFIC for any taxable year, a US Holder may mitigate certain of these adverse consequences by making a timely “mark-to-market” election with respect to ordinary shares. If such election is made, the US Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the US Holder’s ordinary shares at the end of the taxable year over such holder’s adjusted tax basis in ordinary shares. The US Holder also would be allowed an ordinary loss equal to the excess, if any, of the US Holder’s adjusted tax basis in ordinary shares over the fair market value thereof at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. Gain or loss recognized on the sale, exchange or other disposition of ordinary shares would be treated as ordinary income or loss (but only to the extent that such loss does not exceed the net gains previously included in income by the US Holder as a result of the mark-to-market election), as applicable.

In addition, if we were treated as a PFIC for any year during which a US Holder holds ordinary shares, US Holders may be subject to tax on (i) certain distributions by our subsidiaries or distributions made with respect to our interests in other entities and (ii) dispositions of shares of our subsidiaries or interests in other entities, in each case, if such subsidiaries or entities were classified as PFICs and as if the US Holder held such shares directly, even though the US Holder would have not received the proceeds of those distributions or dispositions directly. In addition, the “mark-to-market” election generally will not be available with respect to our subsidiaries or interests in other entities. The US federal income tax treatment of transactions involving subsidiaries or entities classified as PFICs are complex and uncertain, and US Holders are strongly encouraged to consult their own tax advisors regarding these rules.

Note that we do not expect to make available information necessary to permit a US Holder to make a “QEF” election with respect to ordinary shares or shares of any subsidiary or other entity in which we have interests. In addition, if the total value of all PFIC stock that a US Holder directly or indirectly owns exceeds certain thresholds, such holder must file IRS Form 8621 with their US federal income tax return to report their ownership of ordinary shares.

The US federal income tax rules relating to PFICs are very complex. You are strongly encouraged to consult your own tax advisor with respect to the impact of our PFIC status on the purchase, ownership and disposition of ordinary shares,

196 Burford Annual Report 2020

Key information
continued

the consequences to them of an investment in a PFIC, any elections available with respect to ordinary shares and the IRS information reporting obligations with respect to the purchase, ownership and disposition of ordinary shares.

Specified foreign financial assets

Individual US Holders that own “specified foreign financial assets” with an aggregate value in excess of: (1) $50,000 on the last day of the tax year or (2) $75,000 at any time during the tax year are generally required to report information relating to such assets. “Specified foreign financial assets” include any financial accounts held at a foreign financial institution, as well as securities issued by a foreign issuer (which would include ordinary shares) that are not held in accounts maintained by financial institutions. Higher reporting thresholds apply to certain married individuals. US Treasury Regulations extend this reporting requirement to certain entities that are treated as formed or availed of to hold direct or indirect interests in specified foreign financial assets based on certain objective criteria. US Holders who fail to report the required information could be subject to substantial penalties. You are encouraged to consult your own tax advisor concerning regarding their reporting obligations, if any, that would result from their purchase, ownership or disposition of ordinary shares.

Backup withholding and information reporting

In general, US Holders will be subject to information reporting requirements on dividends received with respect to ordinary shares and the proceeds of a disposition of ordinary shares, unless the US Holders is an exempt recipient (such as a corporation). Backup withholding may apply to such amounts if the US

Holder fails to provide an accurate taxpayer identification number (generally on an IRS Form W-9) or is otherwise subject to backup withholding. Backup withholding is not an additional tax. A US Holder generally may obtain a credit for any amount withheld against its liability for US federal income tax (and obtain a refund of any amounts withheld in excess of such liability), provided that certain required information is timely furnished to the IRS.

Documents on display

We file reports and other information as a foreign private issuer with the SEC. You may inspect reports and other information regarding registrants, such as us, that file electronically with the SEC without charge at a website maintained by the SEC at http://www.sec.gov. These documents and other important information on our governance are posted on our website and may be viewed at http://www.burfordcapital.com. The information on, or that can be accessed through, our website is not incorporated by reference into this annual report.

Quantitative and qualitative disclosures about market risk

Market and asset risk

We are exposed to market and asset risk with respect to our cash management assets, capital provision assets, financial liabilities at fair value through profit or loss and derivative financial assets and liabilities. The maximum risk equals the fair value of all such financial instruments. With respect to our cash management assets, consisting of corporate bonds and investment funds, market risk is the risk that the fair value of financial instruments will fluctuate due to changes in market variables such as interest rates, credit risk, security and bond prices and foreign exchange rates. At December 31, 2020, should the prices of the investments in corporate bonds and investment funds have been 10% higher or lower while all other variables remained constant, our income and net assets would have increased and decreased, respectively, by $1.7 million (2019: $3.8 million).

With respect to our financial liabilities at fair value through profit or loss and derivative financial assets the market risk is negligible as the positions are held exclusively as economic hedges against gains and losses arising on offsetting long positions included in our capital provision assets. The fair value of our offsetting long positions is approximately $nil million at December 31, 2020 (2019: $91.5 million).

We only fund capital provision assets following a due diligence process. However, such assets involve high risk and there can be no assurance of any particular recovery in any individual asset. Certain of our capital provision assets are comprised of a portfolio of assets thereby mitigating the impact of the outcome of any single asset. While the claims underlying the Group’s capital provision assets are generally diverse, the Group monitors and manages the portfolio for related exposures that finance different clients relative to the same or very similar claims, such that the outcomes on those related exposures are likely to be correlated.

Burford Annual Report 2020 197

Key information
continued

Liquidity risk

We are exposed to liquidity risk. Our financing of capital provision assets requires funds to meet commitments (see Note 29 to our consolidated financial statements) and for settlement of operating liabilities. Our capital provision assets (as described in Note 2 to our consolidated financial statements) typically require significant capital contributions with little or no immediate return and no guarantee of return or repayment. In order to manage liquidity risk, we finance assets with a range of anticipated lives and hold cash management assets which can be readily realized to meet those liabilities and commitments.

Cash management assets include listed fixed income instruments and investment funds that can be redeemed on short notice or can be sold on an active trading market.

In 2014, 2016, 2017 and 2018, the total issues of $699 million (based on the prevailing pound sterling to US dollar exchange rates at the applicable issue dates) in retail bonds raised sufficient extra capital to help mitigate liquidity risk. As of December 31, 2020, interest payments on the bonds will total approximately $216 million over the remaining three-year, five-year, six-year and seven-year periods until maturity in August 2022, October 2024, August 2025 and December 2026, respectively, at which point the principal amounts are required to be repaid.

Credit risk

We are exposed to credit risk in various asset structures (see Note 2 to our consolidated financial statements), most of which involve financing sums recoverable only out of successful capital provision assets with a concomitant risk of loss of invested cost. On becoming contractually entitled to proceeds, depending on the structure of the particular asset, we could be a creditor of, and subject to direct or indirect credit risk from, a claimant, a defendant, both or other parties. Moreover, we may be indirectly subject to credit risk to the extent a defendant does not pay a claimant immediately notwithstanding successful adjudication of a claim in the claimant’s favor. Our credit risk is uncertain given that our entitlement pursuant to our assets is generally not established until a successful resolution of claims and our potential credit risk is mitigated by the diversity of our counterparties and indirect creditors.

We are also exposed to credit risk in respect of the cash management assets, due from broker and cash and cash equivalents. The credit risk of the due from broker and cash and cash equivalents is mitigated as all cash is placed with reputable banks with a sound credit rating (A-2 or higher by S&P; P-2 or higher by Moody’s). Cash management assets are held in a listed fund investing in senior short duration floating rate corporate debt and investment grade corporate bonds.

We are also exposed to credit risk from opponents in litigation insurance. The underwriting process includes an assessment of counterparty credit risk and there is a diversification of counterparties and therefore no concentration of risk in BWIL’s ongoing business.

The maximum credit risk exposure represented by cash, cash equivalents, due from broker and capital provision assets is as stated on the consolidated statement of financial position.

We are exposed to credit risk on financial assets held at amortized cost, including amounts due from settlement of capital provision assets and receivables. The maximum credit exposure for amounts due from settlement of capital provision assets and receivables is the carrying value at December 31, 2020 of $42.4 million (2019: $62.7 million). We apply the simplified approach to recognize impairment on settlement and receivable balances based on the lifetime expected credit loss. We review the lifetime expected credit loss based on historical collection performance, the specific provisions of any settlement agreement and a forward-looking assessment of macro-economic factors. Based on this review, we have not identified any material expected credit loss relating to the financial assets held at amortized cost during the year ended December 31, 2020 (2019: impairment recognized of $4.1 million), as set out in Note 6 to our consolidated financial statements.

Financial assets are generally considered to be in default when amounts are more than 90 days past due or if sufficient indicators exist that the debtor is unlikely to pay. Amounts are written off as uncollectable when all reasonably collectable amounts have been recovered and following the completion or cessation of enforcement activity.

Currency risk

We hold assets denominated in currencies other than US dollars, the functional currency of the Company, including the British pound sterling, the functional currency of Burford entities in the United Kingdom. Further, we issued British pound sterling loan capital during 2014, 2016 and 2017. We are therefore exposed to currency risk, as values of the

198 Burford Annual Report 2020

Key information
continued

assets and liabilities denominated in other currencies will fluctuate due to changes in exchange rates. We may use forward exchange contracts from time to time to mitigate currency risk.

At December 31, 2020, should the British pound sterling, Euro, Australian dollar and Swiss Franc have strengthened or weakened by 10% against the US dollar and all other variables held constant, our net profit and net assets would have would have (decreased)/increased and increased/(decreased), respectively, as noted in the table below:

	2020	2019
	$'000	$'000
Sterling	(41,088)	(41,562)
Euro	16,905	13,942
Australian Dollar	343	269
Swiss Franc	—	18

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Our exposure to market risk for changes in floating interest rates relates primarily to our cash, certain cash management assets and capital provision assets. All cash bears interest at floating rates. There are certain capital provision assets, due from settlement of assets and cash management assets that earn interest based on fixed rates; however, those assets do not have interest rate risk as they are not exposed to changes in market interest rates. Our loan capital incurs interest at a fixed rate and so is not exposed to changes in market interest rates.

The interest-bearing floating rate assets and liabilities are denominated in both US dollars and British pound sterling. If interest rates increased/decreased by 25 basis points while all other variables remained constant, the profit for 2020 and net assets at December 31, 2020 would increase/decrease by $1 million (2019: $0.9 million). For fixed rate assets and liabilities, it is estimated that there would be no material profit or net assets impact. Fixed rate liabilities include the loan capital as disclosed in Note 17 to our Consolidated Financial Statements.

Capital management risk

Our approach to capital management is intended to ensure adequate liquidity to meet our funding commitments and ongoing expenses while also ensuring that adequate resources are available to finance new assets as opportunities arise.

Our assets generate a significant amount of cash proceeds as assets are realized into due from settlement receivables, which are in turn, resolved into cash. We use the cash from these realizations as well as fee income as our primary sources of liquidity for funding assets and expenses. Because the timing of cash realizations from our capital provision assets is uncertain, we normally maintain a substantial balance of cash and cash management assets to provide liquidity during periods when cash realizations are less than funding and expense needs.

To the degree that we intend to grow our capital provision assets portfolio beyond recycled capital, we require external financing beyond our cash realizations from assets. Over the past several years, we have grown our portfolio beyond our cash realizations. We have financed that growth through:

▪	Third-party fund vehicles, which we manage, including BOF and BOF-C raised in 2018 and BAIF raised in 2019.
▪	Loan capital in the form of bond issuances totaling approximately $699 million (based on the prevailing pound sterling to US dollar exchange rates at the applicable issue dates) issued in 2014, 2016, 2017 and 2018
▪	Share issuance of approximately $245 million in 2018.

We manage our balance sheet with relatively low levels of leverage. Our debt issues contain one significant financial covenant, which is a leverage ratio requirement that we maintain a consolidated level of net debt (debt less cash) less than 50% of the level of tangible assets (total assets less intangibles). At December 31, 2020, the leverage ratio on this basis was 13% (2019: 17%). We expect from time to time to issue additional debt, depending on our liquidity needs, capital deployment prospects and market conditions.

Burford Annual Report 2020 199

Key information
continued

PART II

Controls and procedures

Disclosure controls and procedures

The company maintains “disclosure controls and procedures”, as such term is defined in Exchange Act Rule 13a-15(e), that are designed to ensure that information required to be disclosed in reports the company files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms, and that such information is accumulated and communicated to management, including the company’s chief executive and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

In designing and evaluating our disclosure controls and procedures, our management, including the chief executive and chief financial officer, recognize that any controls and procedures, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud within the company, if any, have been detected. Further, in the design and evaluation of our disclosure controls and procedures our management necessarily was required to apply its judgment in evaluating the costs and benefits of possible control and procedure design options.

The company’s management, with the participation of the company’s chief executive and chief financial officer, has evaluated the effectiveness of the company’s disclosure controls and procedures pursuant to Exchange Act Rule 13a-15(b) as of the end of the period covered by this annual report. Based on that evaluation, the chief executive and chief financial officer have concluded that the company’s disclosure controls and procedures were effective at a reasonable assurance level.

Management’s annual report on internal control over financial reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

Changes in internal control over financial reporting

During 2020, we and our independent registered public accounting firm undertook procedures to assess our internal control over financial reporting in accordance with the PCAOB auditing standards applicable to SEC registrants. In the course of those procedures, we and our accounting firm identified two areas related to (i) the lack of information technology general controls around user access and change management for information systems that are relevant to the preparation of financial statements and (ii) the inadequate segregation of duties in our internal control environment that represented material weaknesses under the PCAOB standards. These items did not impact our historical financial statements. Accordingly, during 2020, we began to implement procedures to address compliance with Section 404 of Sarbanes-Oxley, including enhanced procedures with respect to the two areas identified as material weaknesses earlier in the year. We believe that our internal controls with respect to these identified weaknesses are now adequate and will continue to enhance and test our system of internal control over financial reporting in conjunction with complying with Section 404 of Sarbanes-Oxley, but there can be no assurance that we will satisfy those requirements in a timely or ongoing basis.

Code of Ethics

In addition to our Code of Ethics that is part of our Compliance Manual, which are applicable to all of our employees, we have adopted an Ethical Conduct Code that imposes additional obligations on our principal executive officer, principal financial officer, principal accounting officer, and persons performing similar functions. This document is accessible on our website at: https://www.burfordcapital.com. We intend to disclose on our website any amendments to, or waiver from, a provision of this Ethical Conduct Code to the extent required under applicable SEC or NYSE rules and regulations.

Principal accountant fees and services

The Audit Committee monitors and preapproves the fees paid to the external auditor for all audit and non-audit services. It has developed and approved a policy with clear guidelines on the engagement of the independent auditor firm. This policy is designed to help ensure that the independence of the external auditor is maintained. It limits the scope of services that the external auditor may provide to the Company, stipulating certain permissible types of audit-

200 Burford Annual Report 2020

Key information
continued

related and non-audit services, including tax services and other services that have been preapproved by the Audit Committee. The Audit Committee preapproves all other services on a case-by-case basis.

The external auditor is required to report periodically to the Audit Committee about the scope of the services it has provided to the company and the fees for the services it has performed to date. Ernst & Young LLP fees for professional services related to the 12-month periods ended December 31, 2020, and December 31, 2019, are set forth in note 14.

Audit fees include work performed to issue opinions on the consolidated financial statements of the company, and to issue reports on local statutory financial statements.

Audit-related fees include other assurance services provided by the independent auditor but not restricted to those that can only be provided by the statutory auditor. They include services such as reviews of interim financial information; and other audit-related services.

Tax fees represent tax compliance, assistance with historical tax matters, and other tax-related services.

All other fees include procedures primarily related to the Company’s US listing.

Burford Annual Report 2020 201

EXHIBITS

Exhibit No.	Description
1.1

Articles of Incorporation (incorporated by reference to Exhibit 1.1 to the Registration Statement on Form 20-F of Burford Capital Limited (File No. 001-39511) as filed with the SEC on September 11, 2020 (the “Registration Statement”)).

1.2	Memorandum of Incorporation (incorporated by reference to Exhibit 1.2 to the Registration Statement).
2.1*	Description of Securities.
4.1

Trust Deed dated as of February 12, 2018 among Burford Capital Finance LLC as issuer, Burford Capital Limited and Burford Capital PLC as guarantors and U.S. Bank Trustees Limited as trustee (incorporated by reference to Exhibit 4.1 to the Registration Statement).

4.2

Trust Deed dated as of June 1, 2017 among Burford Capital PLC as issuer, Burford Capital Finance LLC and Burford Capital Limited, as guarantors, and U.S. Bank Trustees Limited as trustee (incorporated by reference to Exhibit 4.2 to the Registration Statement).

4.3

Trust Deed dated as of April 26, 2016 among Burford Capital PLC as issuer, Burford Capital Finance LLC and Burford Capital Limited, as guarantors, and U.S. Bank Trustees Limited as trustee (incorporated by reference to Exhibit 4.3 to the Registration Statement).

4.4

Trust Deed dated as of August 19, 2014 among Burford Capital PLC as issuer, Burford Capital Finance LLC and Burford Capital Limited, as guarantors, and U.S. Bank Trustees Limited as trustee (incorporated by reference to Exhibit 4.4 to the Registration Statement).

4.5	Long-Term Incentive Plan, amended and renewed as of May 13, 2020 (incorporated by reference to Exhibit 4.5 to the Registration Statement).
8.1*	List of Subsidiaries of Burford Capital Limited.
12.1*	Certification of Chief Executive Officer Required by Rule 13a-14(a).
12.2*	Certification of Chief Financial Officer Required by Rule 13a-14(a).
13.1*	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.
15.1*	Consent of Ernst & Young LLP
101

The following materials from the Company’s Annual Report on Form 20-F for the year ended December 31, 2020, formatted in XBRL (eXtensible Business Reporting Language): (i) the Consolidated statements of comprehensive income, (ii) the Consolidated statements of financial position (iii) the Consolidated statements of cash flows, (iv) the Consolidated statements of changes in equity, and (v) the Notes to the consolidated financial statements.

104	Cover Page
*	Filed herewith

Burford Annual Report 2020 202

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Form 20-F on its behalf.

BURFORD CAPITAL LIMITED,

By: /s/ Charles Parkinson

Name: Charles Parkinson

Title: Authorized Person

Dated: March 24, 2021

Burford Annual Report 2020 203

Cross reference

p

Item		Form 20-F caption	Location in this document
1		Identity of directors, senior management and advisers	N/A
2		Offer statistics and expected timetable	N/A
3		Key information
	A	Selected financial data	13-16, 71, see also Item 5
	B	Capitalization and indebtedness	N/A
	C	Reasons for the offer and use of proceeds	N/A
	D	Risk factors	162-180
784		Information on the Company
	A	History and development of the Company	4-5, 197
	B	Business overview	5-16, 47-50, 80-83, see also Item 5
	C	Organizational structure	4-5
	D	Property, plant and equipment	5
4a		Unresolved staff comments	N/A
5		Operating and financial review and prospects
	A	Operating results	13-24, 60-62, 180-182, see also Item 5.D
	B	Liquidity and capital resources	13-16, 23-24, 67-70
	C	Research and development, patent and licenses	24
	D	Trend information	3, 13-16, 33-66, 72-79, 82-83, see also Item 5.A
	E	Off-balance sheet arrangements	180
	F	Tabular disclosure of contractual obligations	181
	G	Safe harbor	2
6		Directors, senior management and employees
	A	Directors and senior management	84-88
	B	Compensation	89-92
	C	Board practices	84, 89, 92-95
	D	Employees	89
	E	Share ownership	89-92
7		Major shareholders and related party transactions
	A	Major shareholders	96
	B	Related party transactions	96
	C	Interests of experts and counsel	N/A
8		Financial information
	A	Consolidated statements and other financial information	See Item 18, 71, 82, 182
	B	Significant changes	154
9		The offer and listing
	A	Offer and listing details	4
	B	Plan of distribution	N/A
	C	Markets	4
	D	Selling shareholders	N/A
	E	Dilution	N/A
	F	Expenses of the issue	N/A
10		Additional information
	A	Share capital	N/A
	B	Memorandum and articles of association	181-192
	C	Material contracts	192-193
	D	Exchange controls	194
	E	Taxation	194-197
	F	Dividends and paying agents	N/A
	G	Statements by experts	N/A
	H	Documents on display	197
	I	Subsidiary information	N/A
11		Quantitative and qualitative disclosures about market risk	197-200
12		Description of securities other than equity securities
	A	Debt securities	N/A
	B	Warrants and rights	N/A
	C	Other securities	N/A
	D	American depositary shares	N/A
13		Defaults, dividend arrearages and delinquencies	N/A
14		Material modifications to the rights of security holders and use of proceeds	N/A
15		Controls and procedures	200-201
16A		Audit committee financial expert	94
16B		Code of ethics	201
16C		Principal accountant fees and services	134, 201
16D		Exemptions from the listing standards for audit committees	NA

Burford Annual Report 2020 204

16E	Purchases of equity securities by the issuer and affiliated purchasers	N/A
16F	Change in registrant’s certifying accountant	N/A
16G	Corporate governance	92-95
16H	Mine safety disclosure	N/A
17	Financial statements	See Item 18
18	Financial statements	104-154
19	Exhibits	202

Burford Annual Report 2020 205

Further information

Directors Sir Peter Middleton (Chairman) Hugh Steven Wilson (Deputy Chairman) Christopher Bogart Robert Gillespie Andrea Muller Charles Nigel Kennedy Parkinson John Sievwright	Independent auditor Ernst & Young LLP St. Julian’s Avenue St Peter Port Guernsey GY1 2HH

Registered office Oak House Hirzel Street St Peter Port Guernsey GY1 2NP	Advisors to the company on Guernsey law Ogier (Guernsey) LLP Redwood House St Julian’s Avenue St Peter Port Guernsey GY1 1WA

Advisors to the company on English law Freshfields Bruckhaus Deringer LLP 65 Fleet Street London EC4Y 1HS	Advisors to the company on US law Cravath, Swaine & Moore LLP 825 Eighth Avenue New York, New York 10019

Nominated adviser and joint brokers Numis Securities Ltd The London Stock Exchange Building E10 Paternoster Square London EC4M 7LT

Joint brokers Jefferies International Limited 100 Bishopsgate London EC2N 4JL

Administrator and company secretary Oak Fund Services (Guernsey) Limited Oak House Hirzel Street St Peter Port Guernsey GY1 2NP

Registrar Computershare Investor Services (Guernsey) Limited Tudor House Le Bordage St Peter Port Guernsey GY1 1DB

Computershare Investor Services P.O. Box 505005 Louisville, KY 40233-5005

Burford Annual Report 2020 206

Equity and debt securities

Issuer	Security	Exchange	Ticker	ISIN/CUSIP	FIGI	SEDOL/ID
Burford Capital Limited	Share	New York Stock	BUR	GG00BMGYLN96	BBG004FJ52G6	BMHLZ26 US
		Exchange		G17977110
		London Stock Exchange AIM	BUR	GG00BMGYLN96	BBG000PN88Q7	BMGYLN9 GB
Burford Capital PLC	Bond	London Stock	BUR1	XS1088905093	BBG006VZCHM9	EK3990638
	Bond	Exchange	BUR2	XS1391063424	BBG00CMS9C56	JK7086578
	Bond	Main Market	BUR3	XS1614096425	BBG00GPZLYD7	AN5937551
Burford Capital Finance LLC	Bond	London Stock Exchange Main Market	BUR4	XS1756325228	BBG00JWN4HQ2	AQ9291818

Company website

www.burfordcapital.com

Investor relations enquiries

For all investor relations enquiries about Burford Capital Limited, please contact:

Investor Relations
Burford Capital
Brettenham House
2-19 Lancaster Place
London WC2E 7EN

Telephone: +44 (0)20 3530 2023

Investor Relations
Burford Capital
350 Madison Avenue
New York, NY 10017
US

Telephone: +1 212 235 6820

Email: IR@burfordcapital.com

Visit the investor relations section of Burford’s website at www.burfordcapital.com/shareholders for current investor relations information, including the latest share price, results presentations and regulatory news.

Burford Annual Report 2020 207