Form 20-F/A
period 2020-12-31
Burford Capital Ltd
filed 2022-03-29
CIK 1714174

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

(Mark one)

☐  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

☒  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐	Emerging growth company ☒

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

International Financial Reporting Standards as issued by the International Accounting Standards Board ⌧ Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ⌧

Explanatory Note

In this Amendment No. 1 to the Annual Report on Form 20-F/A (this "Amendment"), we are restating the consolidated financial statements as of December 31, 2020 and 2019 and for the fiscal years ended December 31, 2020, 2019, and 2018 that were previously reported in our Annual Reports on Form 20-F for fiscal year 2020, as filed with the Securities and Exchange Commission (SEC). Refer to Note 2, Restatement to the consolidated financial statements included in this report for additional information.

Restatement Background

As previously announced on Current Reports on Form 6-K filed with, or furnished to, the SEC on December 22, 2021 and February 14, 2022, Burford Capital Limited (the “Company”) has identified two matters that were accounted for improperly. Accordingly, restatements are being made to properly record the impact of the errors in prior periods. These errors were identified in part through the Company's work in comprehensively reviewing its accounting treatment of these matters as part of the transition the Company has made to Generally Accepted Accounting Principles in the United States (US GAAP).

The first item is a charge to earnings recorded in the first half of 2021 to reflect the potential future expense associated with “carry” payments that may be payable to certain employees in connection with future realized investment performance. Under IAS 19 Employeee Benefits (“IAS 19”), an estimate of the potential liability associated with this long-term compensation plan was required starting in 2019 when the related contracts were signed. Therefore, a portion of these charges should have been applied to 2019 and 2020 and not just 2021. This item had no impact on cash or cash flows provided by continuing operating activities as the related accruals will not be paid out until the underlying investments have concluded and the proceeds realized in cash.

The second item relates to Colorado Investments Limited (“Colorado”), an entity that was created for the secondary sale of some of our entitlement in the Petersen matter that has historically not been consolidated. Under IFRS 10 Consolidated Financial Statements (“IFRS 10”), we assessed that our shareholding in Colorado coupled with our power over the relevant activities of Colorado provided through contractual agreements requires the consolidation of that entity in the consolidated financial statements. The restatement for Colorado will result in 100% of the value of the Petersen capital provision asset being reported as an asset on our consolidated statement of financial position, and the 38.75% sold to third parties being reported as an offsetting liability. This change in presentation will have no effect on our net assets. Similarly, to the extent income from the Petersen investment flows through our consolidated statement of comprehensive income, we will record 100% of the income on a consolidated basis and then record a 38.75% reduction to income as a third-party interest. Again, there is no effect on net income from these changes. The consolidation of Colorado is reflected in all periods presented.

Internal Control Considerations

We have determined that the restatement of our previously issued financial statements as described above indicates the existence of a material weakness in our internal control over financial reporting and that our disclosure controls and procedures were not effective. Following the implementation of the measures described in

Part II, Controls and procedures of this Form 20-F/A, management believes such material weakness has been remediated at the time of filing of this amendment. See Part II in this annual report on Form 20-F/A for a further discussion of the material weaknesses in our internal control over financial reporting and our remediation thereof.

Items Restated in This Filing

For ease of reference, this Annual Report on Form 20-F restates historical information in the following sections:

●	Financial and Operational Review
●	Financial Statements
●	Risk Factors
●	Part II, Controls and procedures

Only the sections listed above have been amended to give effect to subsequent events beyond those that existed as of the original filing date and should thus be read in conjunction with the original filing and any of the Company's other filings with the SEC subsequent to the original filing, together with any amendments to those filings.

a

2 Burford Capital Annual Report 2020

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

3 Burford Capital Annual Report 2020

Definitions

Definitions of certain terms used in this annual report are provided in the sections titled “Key definitions” and “Glossary of terms” beginning on pages 14 and 161, respectively.

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

Basis of presentation of financial information

We report under International Financial Reporting Standards, as issued by the International Accounting Standards Board (IFRS).

IFRS requires us to present financials that consolidate some of the limited partner interests in funds we manage as well as assets held by our balance sheet where we have a partner or minority investor. See note 24 to our consolidated financial statements included elsewhere in this annual report. We refer to this presentation as “Consolidated” “Group” or “IFRS”. We endeavor to provide clarity on Burford as a stand-alone business by furnishing information on a non-IFRS basis that eliminates the effect of this consolidation. We refer to this presentation as “Burford only”, “Burford-only”, “Burford standalone” and “Burford-only balance sheet” as the context requires. We also strive to provide clarity on the business of Burford and its managed funds as a whole by furnishing information on a non-IFRS basis that reflects the contribution of both our consolidated and unconsolidated funds. We refer to this presentation as “Group-wide”. See page 76 for important information about non-IFRS financial measures, including a reconciliation of these non-IFRS items to our financial statements prepared in accordance with IFRS.

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

4 Burford Capital Annual Report 2020

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

Burford Capital Limited has a single class of ordinary shares which are traded on the NYSE and AIM. Subsidiaries have issued bonds traded on the Main Market of the London Stock Exchange. See page 214.

The chart below contains a summary of our organizational structure as of December 31, 2020. The chart does not depict all of our subsidiaries, including intermediate holding companies through which certain of the subsidiaries depicted are held.

a

Burford Capital Annual Report 2020 5

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

Geographic activity

We have three offices in the US: New York, NY; Chicago, IL; Washington, DC; and three offices outside the US: London, United Kingdom; Singapore; and Sydney, Australia. We also have individual employees located in various other cities around the world where we do not have formal offices. We have a diverse group of lawyers qualified in the US, England, Australia, Germany, Switzerland, Hong Kong and Israel. See page 51 for a breakdown of our portfolio by geographic location.

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

6 Burford Capital Annual Report 2020

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

Burford Capital Annual Report 2020 7

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

8 Burford Capital Annual Report 2020

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

Burford Capital Annual Report 2020 9

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

10 Burford Capital Annual Report 2020

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

Burford Capital Annual Report 2020 11

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

12 Burford Capital Annual Report 2020

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

See “Asset management” section on page 68 for more information on Burford’s funds.

a

Burford Capital Annual Report 2020 13

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

14 Burford Capital Annual Report 2020

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
Refers to assets, liabilities and activities that include those third-party interests, partially owned subsidiaries and special purpose vehicles that we are required to consolidate under IFRS accounting. This presentation conforms to the presentation of Burford on a consolidated basis in our financials. The major entities, where there is also a third-party partner in or owner of those entities include the Strategic Value fund, BOF-C, Colorado and several entities in which Burford holds investments where there is also a third-party partner in or owner of those entities. Note that in our financial statements, our consolidated presentation is referred to as Group.
▪	Burford only
Burford standalone, Burford-only, Burford balance sheet only, “balance sheet” or similar terms refers to assets, liabilities and activities that pertain only to Burford itself, excluding any third-party interests and the portions of jointly owned entities owned by others.
▪	Group-wide

Refers to Burford and its managed funds taken together, including those portions of the funds owned by third parties and including funds that are not consolidated into Burford’s annual consolidated financials. In addition to the consolidated funds, Group-wide includes the Partners funds, Burford Opportunity Fund and Burford Alternative Income Fund and its predecessor. Group-wide does not include the third-party interest in the Petersen asset held via Colorado as the economic ownership has been sold to those third-parties but fails to meet the criteria under IFRS to be accounted for as a sale.

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

The presentation of APMs is for informational purposes only and does not purport to present what our actual results of operations and financial condition would have been, nor does it project our results of operations for any future period or our financial condition at any future date. The presentation of APMs set out in this report is based on available

a

Burford Capital Annual Report 2020 15

Key definitions
continued

information and certain assumptions and estimates that we believe are reasonable. Our APMs measure certain performance of our assets to the end of the period and include concluded and partially concluded portfolios (as described below).

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

16 Burford Capital Annual Report 2020

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

We believe that cash receipts is an important measure of our operating and financial performance and is useful to management and investors when assessing the performance of our Burford-only capital provision assets. See page 79 for a reconciliation of cash receipts to proceeds from capital provision assets.

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

EBITDA is used by management to assess our business and we believe it is useful to investors because it provides an additional means of evaluating and understanding our operating and financial performance by eliminating non-cash expense. See page 79 for a reconciliation of EBITDA to operating profit.

For a full list of terms we use to discuss our business, please see the Glossary of Terms beginning on page 161.

a

Burford Capital Annual Report 2020 17

Financial and operational review
continued

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

As previously noted, we currently report our financial results under IFRS, as issued by the International Accounting Standards Board. IFRS requires the consolidation of certain investment entities that contain third-party capital, principally including the Strategic Value fund, the BOF-C fund, through which our sovereign wealth fund arrangement is conducted, and Colorado. Colorado was created for the secondary sale of some of our entitlement in the YPF-related Petersen matter. We use Burford only and Group-wide financial measures, which are calculated and presented using methodologies other than in accordance with IFRS, to supplement our analysis and discussion of our operating performance. We believe Group-wide financial measures, including Group-wide information on our capital provision assets and undrawn commitments, are useful to investors because they convey the scale of our existing (in the case of Group-wide capital provision assets) and potential future (in the case of Group-wide undrawn commitments) business and the performance of all legal finance assets originated by us. Although we do not receive all of the returns of our funds, we do receive performance fees as part of our income. Further, we believe that Group-wide performance, including the performance of our managed funds, is an important measure by which to assess our ability to attract additional capital and to grow our business, whether directly or through managed funds. These non-IFRS financial measures should not be considered as a substitute for, or superior to, financial measures calculated in accordance with IFRS.

During 2020, we registered with the SEC as a Foreign Private Issuer (FPI), which allows us to continue to report under IFRS and issue annual results on Form 20-F and semi-annual interim results on Form 6-K. However, if more than 50% of our shares were to be owned by US investors, as determined under the US securities laws, we would no longer be eligible to file as an FPI. In that case, we would be required to begin reporting under US Generally Accepted Accounting Principles (US GAAP) and issue annual results on Form 10-K and quarterly results on Form 10-Q. We have voluntarily elected to report under US GAAP beginning with our annual report on Form 20-F for the year ended December 31, 2021 and future filings, and we have received permission from London Stock Exchange AIM to cease reporting under IFRS. We believe our financial statements under US GAAP are broadly similar to those we report under IFRS, though there are, of course, a number of presentational differences.

a

18 Burford Capital Annual Report 2020

Financial and operational review
continued

Consolidated operating results

The Company has restated these financial statements to properly record the impact of two matters that were accounted for improperly. The first item relates to a charge to earnings that was recorded in the first half of 2021 to reflect the potential future expense associated with "carry" payments that may be payable to certain employees in connection with future investment performance. Under IAS 19 a portion of this charge should have been applied to 2019 and 2020 and not just 2021. The second item relates to Colorado, an entity that was created for the secondary sale of some of our entitlement in the Petersen matter. Colorado has historically not been consolidated, however it has been determined that under IFRS 10, this entity should have been consolidated which impacts all the periods presented. Refer to Note 2 to our consolidated financial statements included in this report for further information.

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

Year ended December 31, 2020, compared to year ended December 31, 2019

The following table provides an overview of our consolidated results of operations for the years ended December 31, 2020 and 2019.

	(As Restated)
($ in thousands)	2020	2019	Change	% change
Capital provision income	338,700	409,328	(70,628)	(17)%
Asset management income	15,106	15,160	(54)
Insurance income	1,781	3,545	(1,764)
Services income	804	2,133	(1,329)
Cash management (losses)/income and bank interest	386	6,703	(6,317)
Foreign exchange gains	12,100	1,992	10,108
Third-party share of profit or loss relating to interests in consolidated entities	(11,904)	(72,818)	60,914
Total income	356,973	366,043	(9,070)	(2)%
Operating expenses - general	(86,589)	(78,402)	(8,187)	10%
Operating expenses - legal finance non-cash accrual	(6,920)	(31,312)	24,392
Operating expenses - case related expenditures ineligible for inclusion in asset cost	(4,841)	(11,246)	6,405
Operating expenses - equity and listing related	(7,907)	(1,754)	(6,153)
Amortization of intangible asset	(8,703)	(9,495)	792
Operating profit	242,013	233,834	8,179	3%
Finance costs	(40,298)	(39,622)	(676)
Profit before tax	201,715	194,212	7,503	4%
Taxation	(36,937)	(13,417)	(23,520)
Profit after tax	164,778	180,795	(16,017)	(9)%
Other comprehensive income	(10,206)	(17,525)	7,319
Total comprehensive income	154,572	163,270	(8,698)	(5)%

Capital provision income

Capital provision income decreased by 17% from $409 million for the year ended December 31, 2019, to $339 million for the year ended December 31, 2020. While Burford saw sharply higher realized gains on capital provision assets ($205 million for the year ended December 31, 2020, up 281% from $54 million for the year ended December 31, 2019), increases in gains were more than offset by decreases in fair value adjustments (net of previous unrealized gains transferred to realized) on capital provision assets because, while a number of assets recorded unrealized gains due to positive case progress, the $245 million of unrealized gain on our YPF-related assets in 2019 did not recur in 2020. A key driver of our capital provision-direct income during 2020 was a set of ten related assets consisting of 18 cases in which the Group had invested $94 million and had realizations of $267 million for realized gains of $172 million.

a

Burford Capital Annual Report 2020 19

Financial and operational review
continued

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

Third-party share of gains relating to interests in consolidated entities

We consolidate three entities, the Strategic Value fund, the BOF-C fund, and Colorado, in which we are both the appointed investment advisor or have contractual control rights, and have a significant financial interest. In relation to the Strategic Value fund, Burford has a significant investment in the fund in addition to earning management and incentive fees as the investment advisor. In relation to the BOF-C fund, under the co-investing arrangement with the SWF, Burford receives reimbursement of expenses from BOF-C up to a certain level before Burford or the SWF receives a return of capital. After the repayment of capital, Burford then receives a portion of the return generated from the assets held by BOF-C. Colorado was created for the secondary sale of some of our entitlement in the YPF-related Petersen matter and Burford has retained a significant investment in Colorado. Accordingly, under these arrangements, Burford is deemed to control the entities under IFRS as it is exposed, or has rights, to variable returns from its involvement with the entities and has the ability to affect those returns through its power over the entities.

Third-party share of gains relating to interests in consolidated entities decreased by 84% from $73 million for the year ended December 31, 2019, to $12 million for the year ended December 31, 2020. The decrease was largely due to a reduction in activity in Colorado, along with lower activity in the consolidated Strategic Value fund with a smaller amount attributable to lower income in the BOF-C fund.

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

a

20 Burford Capital Annual Report 2020

Financial and operational review
continued

(including situations where Burford is acting as principal rather than funding a client) where legal fees and other expenditures are incurred that cannot be included in the cost of the capital provision asset.

Operating expenses - LEGAL FINANCE NON-CASH ACCRUAL

Legal finance non-cash accrual expenses decreased by 78% from $31 million for the year ended December 31, 2019 to $7 milion for the year ended December 31, 2020. This expense first arose in 2019 when there was already a significant unrealized fair value gain on the applicable assets. Whereas the charge in 2020 relates to fair value movements for the twelve months ended December 31, 2020.

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

a

Burford Capital Annual Report 2020 21

Financial and operational review
continued

Year ended December 31, 2019, compared to year ended December 31, 2018

The following table provides an overview of our consolidated results of operations for the years ended December 31, 2019 and 2018.

	(As Restated)
($ in thousands)	2019	2018	Change	% change
Capital provision income	409,328	501,976	(92,648)	(18)%
Asset management income	15,160	11,691	3,469
Insurance income	3,545	10,406	(6,861)
Services income	2,133	1,650	483
Cash management income and bank interest	6,703	1,801	4,902
Foreign exchange (losses)	1,992	(1,453)	3,445
Third-party share of profit or loss relating to interests in consolidated entities	(72,818)	(101,094)	28,276
Total income	366,043	424,977	(58,934)	(14)%
Operating expenses - general	(78,402)	(66,119)	(12,283)	19%
Operating expenses - legal finance non-cash accrual	(31,312)	-	(31,312)
Operating expenses - case related expenditures ineligible for inclusion in asset cost	(11,246)	(5,712)	(5,534)
Operating expenses - equity and listing related	(1,754)	-	(1,754)
Amortization of intangible asset	(9,495)	(9,494)	(1)
Operating profit	233,834	343,652	(109,818)	(32)%
Finance costs	(39,622)	(38,538)	(1,084)
Profit before tax	194,212	305,114	(110,902)	(36)%
Taxation	(13,417)	12,463	(25,880)
Profit after tax	180,795	317,577	(136,782)	(43)%
Other comprehensive income	(17,525)	24,701	(42,226)
Total comprehensive income	163,270	342,278	(179,008)	(52)%

Capital provision income

Capital provision income decreased by 18% from $502 million for the year ended December 31, 2018, to $409 million for the year ended December 31, 2019. The decrease was primarily due to lower realized gains and lower fair value adjustments on capital provision assets. Realized gains on capital provision assets were $54 million for the year ended December 31, 2019, a decrease of 61% from $140 million for the year ended December 31, 2018. The decline in realized gains was attributable in large part to the 27% decline in capital provision asset realizations from $605 million for the year ended December 31, 2018, to $439 million for the year ended December 31, 2019. Fair value adjustments on capital provision assets declined 15% from $408 million for the year ended December 31, 2018, to $347 million for the year ended December 31, 2019, because of the lower net aggregate impact on asset valuations of positive case progress and transaction activity during the period.

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

a

22 Burford Capital Annual Report 2020

Financial and operational review
continued

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

Third-party share of gains relating to interests in consolidated entities

The third-party share of gains relating to interests in consolidated entities decreased by 28% from $101 million for the year ended December 31, 2018, to $73 million for the year ended December 31, 2019. The increase was due to a reduction in activity at the Colorado subsidiary along with continuing activity in the consolidated Strategic Value fund (for which the third-party share of gains increased from $3 million in the year ended December 31, 2018, to $3.5 million for the year ended December 31, 2019) and the addition of the consolidated BOF-C fund with associated third-party interests at the end of 2018 (for which the third-party-share of gains was $6 million for the year ended December 31, 2019, compared to $0 for the year ended December 31, 2018). As well, other consolidated entities accounted for $6 million of the third-party share of gains in the year ended December 31, 2019, compared to a de minimis amount for the year ended December 31, 2018.

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

OPERATING EXPENSES - LEGAL FINANCE NON-CASH ACCRUAL

Legal finance non-cash accrual expenses increased from $0 for the year ended December 31, 2018 to $31 milion for the year ended December 31, 2019. This expense first arose in 2019 when there was already a significant unrealized fair value gain on the applicable assets as such, the 2019 expense relates to the unrealized fair value as of December 31, 2019.

Finance costs

Finance costs increased by 3% from $39 million for the year ended December 31, 2018, to $40 million for the year ended December 31, 2019. The small increase was largely driven by the inclusion of $1 million of lease liabilities interest arising from the implementation of the new lease accounting standard during 2019 that requires the recognition of a liability and associated interest expense for the present value of future lease obligations.

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

Segments

The Company has restated these financial statements to properly record the impact of two matters that were accounted for improperly. The first item relates to a charge to earnings that was recorded in the first half of 2021 to

a

Burford Capital Annual Report 2020 23

Financial and operational review
continued

reflect the potential future expense associated with "carry" payments that may be payable to certain employees in connection with future investment performance. Under IAS 19 a portion of this charge should have been applied to 2019 and 2020 and not just 2021. The second item relates to Colorado, an entity that was created for the secondary sale of some of our entitlement in the Petersen matter. Colorado has historically not been consolidated, however it has been determined that under IFRS 10, this entity should have been consolidated which impacts all the periods presented for the capital porovision segment. Refer to Note 2 to our consolidated financial statements included in this report for further information.

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

	(As Restated)
	For the year ended December 31
($ in thousands)	2020	2019	2018
Capital provision	326,796	336,510	400,882
Asset management	15,106	15,160	11,691
Services and other corporate activities	15,071	14,373	12,404

The following table sets forth our income in the capital provision operating segment net of the third-party interest amounts for the years ended December 31, 2020, 2019 and 2018.

	(As Restated)
	For the year ended December 31
($ in thousands)	2020	2019	2018
Capital provision	338,700	409,328	501,976
Third-party share of gains relating to interests in consolidated entities	(11,904)	(72,818)	(101,094)
Total	326,796	336,510	400,882

The following tables provide a breakdown of our profit/(loss) before taxation by operating segment for the years ended December 31, 2020, 2019 and 2018.

	(As Restated)
For the audited year ended December 31, 2020	Capital	Asset	Services and
($ in thousands)	provision	management	other corporate	Total
Income	326,796	15,106	15,071	356,973
Operating expense	(60,891)	(24,521)	(20,845)	(106,257)
Amortization of intangible asset	-	-	(8,703)	(8,703)
Finance costs	-	-	(40,298)	(40,298)
Profit/loss before taxation	265,905	(9,415)	(54,775)	201,715

	(As Restated)
For the audited year ended December 31, 2019	Capital	Asset	Services and
($ in thousands)	provision	management	other corporate	Total
Income	336,510	15,160	14,373	366,043
Operating expenses	(89,231)	(19,797)	(13,686)	(122,714)
Amortization of intangible asset	-	-	(9,495)	(9,495)
Finance costs	-	-	(39,622)	(39,622)
Profit/loss before taxation	247,279	(4,637)	(48,430)	194,212

a

24 Burford Capital Annual Report 2020

Financial and operational review
continued

	(As Restated)
For the audited year ended December 31, 2018	Capital	Asset	Services and
($ in thousands)	provision	management	other corporate	Total
Income	400,882	11,691	12,404	424,977
Operating expenses	(44,046)	(12,175)	(15,610)	(71,831)
Amortization of intangible asset	-	-	(9,494)	(9,494)
Finance costs	-	-	(38,538)	(38,538)
Profit/loss before taxation	356,836	(484)	(51,238)	305,114

Profit before taxation in the capital provision segment increased 8% from $247 million in the year ended December 31, 2019, to $266 million in the year ended December 31, 2020, because of a 3% decrease in capital provision income combined with a 32% decrease in segment operating expenses. Profit before taxation in the capital provision segment declined 22% from $357 million in the year ended December 31, 2018, to $247 million in the year ended December 31, 2019, because of a 16% decline in capital provision income combined with a 103% increase in segment operating expenses.

Profit before taxation in the asset management segment decreased from $(5) million in the year ended December 31, 2019, to $(9) million in the year ended December 31, 2020, because of a 5% increase in segment operating expenses. Profit before taxation in the asset management segment declined from $(1) million in the year ended December 31, 2018, to $(5) million in the year ended December 31, 2019, because a 30% increase in asset management income was more than offset by a 131% increase in segment operating expenses. Growth in assets under management over the past several years has driven the current period increases in operating expenses in this segment, while much of the income (in particular, performance fees) would be expected to occur in future periods.

Profit before taxation in the services and other corporate segment decreased by 13% from $(48) million in the year ended December 31, 2019, to $ (55) million in the year ended December 31, 2020, as income increased by 5%, segment operating expenses decreased by 52% and finance costs increased by 2%. Profit before taxation in the Services and other corporate segment improved by 6% from $(51) million in the year ended December 31, 2018, to $(48) million in the year ended December 31, 2019, as income increased by 16% while segment operating expenses declined by 12%, partially offset by a 3% increase in finance costs.

Cash flows

The following table sets forth the principal components of our cash flows for the years ended December 31, 2020, 2019 and 2018.

For the audited year ended December 31 ($ in thousands)	2020	2019	2018
Net cash inflow/(outflow) from operating activities	180,671	(8,306)	(233,313)
Net cash (outflow) from investing activities	(360)	(3,398)	(104)
Net cash (outflow)/inflow from financing activities	(45,214)	(67,425)	364,881
Net increase/(decrease) in cash and cash equivalents	135,097	(79,129)	131,464

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

a

Burford Capital Annual Report 2020 25

Financial and operational review
continued

The following table sets forth the principal components of our net cash outflow from operating activities for the years ended December 31, 2020, 2019 and 2018.

	(As Restated)
For the audited year ended December 31 ($ in thousands)	2020	2019	2018
Net cash inflow from operating activities before funding of capital provision assets	476,537	553,712	538,096
New funding of capital provision assets	(295,866)	(562,018)	(771,409)
Net cash inflow/(outflow) from operating activities	180,671	(8,306)	(233,313)
*	See Note 3 to our consolidated financial statements.

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

a

26 Burford Capital Annual Report 2020

Financial and operational review
continued

Burford balance sheet only results

The remainder of the “Financial and operational review” focuses primarily on Burford balance sheet only results, removing from our results the impact of consolidated entities. In the “Data reconciliation” section beginning on page 75, we provide a full reconciliation of the Burford balance sheet only results to the IFRS consolidated statement of comprehensive income for 2018, 2019 and 2020 and consolidated statement of financial position for 2019 and 2020 so that investors are able to relate our performance discussion in the remainder of this “Financial and operational review” with our published accounts. The tables below provide a full reconciliation for 2020 of the consolidated statement of comprehensive income and consolidated statement of financial position for 2020 and, for comparison, the Burford only results for 2019. A similar reconciliation for 2019 can be found in the Data reconciliations section on page 76 of the “Financial and operational review”.

2020 Financials and comparison to 2019

Statement of comprehensive income

	(As Restated)			(As Restated)
	2020			2019
($ in thousands)	Consolidated IFRS	Elimination of third-party interests*	Burford only	Burford only	% change
Capital provision income	338,700	(24,670)	314,030	316,780
Asset management income	15,106	9,378	24,484	26,130
Insurance income	1,781	-	1,781	3,545
Services income	804	-	804	2,133
Cash management income and bank interest	386	(71)	315	6,070
Foreign exchange gains/(losses)	12,100	(457)	11,643	2,052
Third-party share of profit or loss relating to interests in consolidated entities	(11,904)	11,904	-	-
Total income	356,973	(3,916)	353,057	356,710	(1)%
Operating expenses - general	(86,589)	832	(85,757)	(77,412)
Operating expenses - legal finance non-cash accrual	(6,920)	-	(6,920)	(31,312)
Operating expenses - case related expenditures ineligible for inclusion in asset cost	(4,841)	3,084	(1,757)	(2,903)
Operating expenses - related to equity and listing matters	(7,907)	-	(7,907)	(1,754)
Amortization of intangible asset	(8,703)	-	(8,703)	(9,495)
Operating profit	242,013	-	242,013	233,834	3%
Finance costs	(40,298)	-	(40,298)	(39,622)
Profit before tax	201,715	-	201,715	194,212	4%
Taxation	(36,937)	-	(36,937)	(13,417)
Profit after tax	164,778	-	164,778	180,795	(9)%
Other comprehensive income	(10,206)	-	(10,206)	(17,525)
Total comprehensive income	154,572	-	154,572	163,270	(5)%
*	The eliminated amounts arise from the services provided by the Group to the consolidated entities as investment manager and the Group’s investment as a limited partner in consolidated entities. Accordingly, these adjustments and eliminations do not have an effect on the net income or total net assets of Burford.

a

Burford Capital Annual Report 2020 27

Financial and operational review
continued

Statement of financial position

	(As Restated)			(As Restated)
	2020			2019
($ in thousands)	Consolidated IFRS	Elimination of third-party interests*	Burford only	Burford only	% change
Assets
Cash and cash equivalents	322,190	(2,604)	319,586	168,463
Cash management assets	16,595	-	16,595	37,966
Other assets	31,908	10,888	42,796	19,765
Due from settlement of capital provision assets	32,552	(1,844)	30,708	18,989
Capital provision assets	2,562,677	(643,465)	1,919,212	1,833,990	5%
Equity securities	-	-	-	29
Tangible fixed assets	14,592	-	14,592	20,184
Intangible asset	-	-	-	8,703
Goodwill	134,032	-	134,032	133,999
Deferred tax asset	256	-	256	24,939
Total assets	3,114,802	(637,025)	2,477,777	2,267,027	9%
Liabilities
Loan interest payable	9,556	-	9,556	9,462
Other liabilities	104,363	(882)	103,481	82,307
Loan capital	667,814	-	667,814	655,880
Capital provision asset subparticipations	14,107	(1,086)	13,021	8,036
Third-party interests in consolidated entities	635,057	(635,057)	-	-
Deferred tax liabilities	22,325	-	22,325	9,662
Total liabilities	1,453,222	(637,025)	816,197	765,347	7%
Total net assets	1,661,580	-	1,661,580	1,501,680	11%
*	The eliminated amounts arise from the services provided by the Group to the consolidated entities as investment manager and the Group’s investment as a limited partner in consolidated entities. Accordingly, these adjustments and eliminations do not affect the net income or total net assets of Burford.

Overview of full year 2020 results

The Company has restated these financial statements to properly record the impact of two matters that were accounted for improperly. The first item relates to a charge to earnings that was recorded in the first half of 2021 to reflect the potential future expense associated with “carry” payments that may be payable to certain employees in connection with future investment performance. Under IAS 19 a portion of this charge should have been applied to 2019 and 2020 and not just 2021. The second item relates to Colorado, an entity that was created for the secondary sale of some of our entitlement in the Petersen matter. Colorado has historically not been consolidated, however it has been determined that under IFRS 10, this entity should have been consolidated which impacts all the periods presented. Refer to Note 2 to our consolidated financial statements included in this report for further information.

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

Total operating expenses were down 10% in 2020 from 2019, largely due to the legal finance non-cash accrual. This expense first arose in 2019 when there was already a significant unrealized fair value gain on the applicable assets. As a result, the expense in 2019 was for the cumulative fair value adjustments, whereas the expense in 2020 was for the change in fair value for the twelve months ended December 31, 2020.

Realizations from capital provision-direct portfolio

During 2020, we saw significant progress in a number of cases in our capital provision-direct portfolio. These successes, distributed among several of our recent vintages, underpinned $337 million of capital provision-direct asset realizations

a

28 Burford Capital Annual Report 2020

Financial and operational review
continued

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

Realized gains from capital provision-direct portfolio

The capital provision-direct portfolio realized gains of $180 million (57% of Burford only capital provision income in the period) along with $141 million in capital provision-direct unrealized gains drove $314 million in total capital provision income during 2020, down 1% from 2019. Burford only capital provision-direct realized gains increased as a share of profit before tax to 89% in 2020 from 62% in 2019.

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

a

Burford Capital Annual Report 2020 29

Financial and operational review
continued

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

a

30 Burford Capital Annual Report 2020

Financial and operational review
continued

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

a

Burford Capital Annual Report 2020 31

Financial and operational review
continued

2H 2020 Financials and comparison to 2H 2019

	(As Restated)			(As Restated)
	2H 2020			2H 2019
($ in thousands)	Consolidated IFRS	Elimination of third-party interests	Burford only	Burford only	% change
Capital provision income	78,176	(15,273)	62,903	48,663
Asset management income	10,755	6,100	16,855	14,795
Insurance income	1,158	-	1,158	1,487
Services income	624	-	624	1,005
Cash management income and bank interest	2,350	(1)	2,349	1,185
Foreign exchange gains/(losses)	16,748	(430)	16,318	2,532
Third-party share of profit or loss relating to interests in consolidated entities	(7,630)	7,630	-	-
Total income	102,181	(1,974)	100,207	69,667	44%
Operating expenses - general	(44,925)	(368)	(45,293)	(41,563)
Operating expenses - legal finance non-cash accrual	3,313	-	3,313	(31,312)
Operating expenses - case related expenditures ineligible for inclusion in asset cost	(4,841)	3,084	(1,757)	(2,903)
Operating expenses - related to equity and listing matters	(7,907)	-	(7,907)	(1,754)
Amortization of intangible asset	(3,956)	-	(3,956)	(4,748)
Operating profit	43,865	742	44,607	(12,613)	(454)%
Finance costs	(20,532)	-	(20,532)	(19,889)
Profit before tax	23,333	742	24,075	(32,502)
Taxation	227	(742)	(515)	(7,180)
Profit after tax	23,560	-	23,560	(39,682)
Other comprehensive income	(43,642)	-	(43,642)	(19,320)
Total comprehensive income	(20,082)	-	(20,082)	(59,002)	(66)%

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

Operating expenses were lower in 2H 2020 compared to 2H 2019 due mostly to a $35 million reduction in legal finance non-cash accrual expense. This expense first arose in 2H 2019 when there was already a significant unrealized fair value gain on the applicable assets, hence the large charge in 2019. The 2H 2020 credit was caused by a net decrease in unrealized fair value gain in the period. This was offset by listing and equity-related expenses that were higher in 2H 2020 compared to 2H 2019. The net result was operating profit increased to $45 million in 2H 2020 from $(13) million in 2H 2019. Profit after tax was $24 million in 2H 2020, compared to $(40) million in 2H 2019.

During 2H 2020, we did see significant collections on our due from settlement receivables. Those Burford only due from settlement receivables stood at $281 million at June 30, 2020; by the end of the year, much of that had been collected as cash, so that due from settlement receivables at December 31, 2020, were $31 million. Notably, $266 million of the

a

32 Burford Capital Annual Report 2020

Financial and operational review
continued

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
**

Cash receipts is a non-IFRS metric. For the year ended December 31, 2020, Capital provision assets-proceeds received, the most comparable IFRS measure, were $549 million. A reconciliation to Capital provision assets-proceeds received can be found on page 79.

a

Burford Capital Annual Report 2020 33

Financial and operational review
continued

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

a

34 Burford Capital Annual Report 2020

Financial and operational review
continued

2020 cash bridge

Burford balance sheet only

($ in millions)

519
(102)
(45)
10
588
(252)
336
206
Cash and cash management balance 1/1/20
Cash receipts*
Operating expenses
Finance costs and bond repurchases
Net change in payables
Cash balance before deployments
Deployments
Cash and cash management balance 12/31/2020
Increase
Decrease
Total

*
Cash receipts is a non-IFRS metric. For the year ended December 31, 2020, Capital provision assets—proceeds received, the most comparable IFRS measure, were $549 million. A reconciliation to the Capital provision assets—proceeds received can be found on page 79. Cash receipts includes proceeds from hedging positions, which increased amounts for 2018 by $12m and for 2017 by $16m from what was previously reported.

Burford has a consistent history of generating significant cash receipts and, therefore, substantial cash available for deployment.

Internally-generated cash available for redeployment – Burford balance sheet only

($ in millions)	2020	2019	2018	2017	2016
Cash receipts from operations	519	518	526	378	230
Operating expenses*	(102)	(113)	(67)	(52)	(39)
Finance costs	(40)	(39)	(33)	(23)	(12)
Cash for redeployment	377	366	426	303	179

Operating expenses in the table above have been restated for the legal finance restatement adjustment of $7 million for the period ended December 31, 2020 (2019: $31 million). These adjustments represent non-cash expenses.

a

Burford Capital Annual Report 2020 35

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

For further information on how data in this Cash Receipts section is related to data in the financial statements notes, see Cash receipts data reconciliation on page 79 of the “Data reconciliation” section.

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

At December 31, 2020, our consolidated1 portfolio was $3.8 billion, including deployed cost, unrealized gain and undrawn commitments, while the Group-wide portfolio was $4.5 billion of which $2.9 billion was attributable to the Burford only balance sheet. For a reconciliation of our current portfolio on an IFRS consolidated basis to the calculation on a Group-wide basis, see Portfolio data reconciliation on page 80 of the “Data reconciliation” section. The following table reconciles the calculation of our current portfolio on a Burford only balance sheet basis to the calculation on a Group-wide basis.

1 Consolidated figures are provided from time to time in this section of the report as a means to demonstrate how the Burford only and Group-wide financial data tie into the consolidated financial reports.

a

36 Burford Capital Annual Report 2020

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

Total portfolio Group-wide ($ in millions)

5 year CAGR=52%
551
858
858
2,368
812
1,556
3,218
53
976
2,189
4,209
244
1,219
2,746
4,483
406
1,148
2,929
2015
2016
2017
2018
2019
2020
Burford balance sheet only
Funds
BOF-C

a

Burford Capital Annual Report 2020 37

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

38 Burford Capital Annual Report 2020

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

Burford Capital Annual Report 2020 39

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

40 Burford Capital Annual Report 2020

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

Burford Capital Annual Report 2020 41

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

42 Burford Capital Annual Report 2020

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

Burford Capital Annual Report 2020 43

Financial and operational review
continued

Cumulative capital provision-direct at December 31, 2020 Realizations as a % of vintage deployments by years from commitment Burford balance sheet only (%)

a

44 Burford Capital Annual Report 2020

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

Burford Capital Annual Report 2020 45

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

46 Burford Capital Annual Report 2020

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

Burford Capital Annual Report 2020 47

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

Capital provision-direct assets
Burford balance sheet only as of December 31, 2020

	Number of	Commitment	Deployed	Recovered	Concluded (fully and partially)
($ in millions)	assets	amount[1]	costs[1]	proceeds[1]	ROIC	IRR	WAL – D2	WAL – R3
Concluded	3	12	12	40	251%	32%	3.3	4.8
Partial realized - concluded	—	—	—	—
Partial realized - ongoing	—	—	—	—
Ongoing	—	—	—	—
2009 Total	3	12	12	40

Concluded	14	95	81	183	125%	21%	3.0	4.5
Partial realized - concluded	—	—	—	—
Partial realized - ongoing	—	—	—	—
Ongoing	2	23	23	—
2010 Total	16	118	104	183

Concluded	12	107	79	78	(2)%	—%	3.5	2.5
Partial realized - concluded	—	—	—	—
Partial realized - ongoing	—	—	—	—
Ongoing	2	16	16	—
2011 Total	14	123	95	78

Concluded	9	64	57	116	103%	41%	2.3	2.1
Partial realized - concluded	—	—	—	—
Partial realized - ongoing	—	—	—	—
Ongoing	—	—	—	—
2012 Total	9	64	57	116

Concluded	9	22	21	26	34%	19%	1.8	2.0
Partial realized - concluded	—	5	5	8
Partial realized - ongoing	2	3	1	—
Ongoing	1	11	10	—
2013 Total	12	41	37	34

Concluded	15	85	63	98	64%	32%	1.7	1.8
Partial realized - concluded	—	12	12	24
Partial realized - ongoing	4	38	27	—
Ongoing	4	30	27	—
2014 Total	23	165	129	122
(1)	Amounts in currencies other than US dollars are reported in this table at the foreign exchange rate in effect at the time of the historical transaction, i.e. when the commitment or deployment was made or when proceeds were recovered. Amounts related to those transactions (such as current unfunded commitments or current deployed costs) reflected elsewhere in this “Financial and operational review” or in the Financial Statements may be reported based on the current foreign exchange rate and, therefore, may differ from the amounts in this table.
(2)	A portion of some ongoing assets’ unfunded commitments are no longer an obligation. This table presents an asset's gross commitments, so it does not show a reduction in commitment for the portion that is no longer an obligation. This will result in a difference when compared to undrawn commitments in note 29 of the consolidated financial statements.
(3)	WAL of the vintage weighted by deployments and is inclusive of concluded and partially concluded assets in each vintage.
(4)	WAL of the vintage weighted by recoveries and is inclusive of concluded and partially concluded assets in each vintage.

a

48 Burford Capital Annual Report 2020

Financial and operational review
continued

Capital provision-direct assets
Burford balance sheet only (continued)

	Number of	Commitment	Deployed	Recovered	Concluded (fully and partially)
($ in millions)	assets	amount[1]	costs[1]	proceeds[1]	ROIC	IRR	WAL – D2	WAL – R3
Concluded	14	101	78	97	285%	142%	1.4	2.7
Partial realized - concluded	—	12	11	246
Partial realized - ongoing	4	43	21	—
Ongoing	2	105	59	—
2015 Total	20	261	169	343

Concluded	9	181	179	251	36%	18%	1.7	1.9
Partial realized - concluded	—	22	22	22
Partial realized - ongoing	9	186	51	—
Ongoing	8	93	61	—
2016 Total	26	482	313	273

Concluded	6	73	70	110	55%	43%	1.0	1.5
Partial realized - concluded	—	30	29	44
Partial realized - ongoing	4	132	109	—
Ongoing	15	293	107	—
2017 Total	25	528	315	154

Concluded	4	15	15	23	48%	36%	1.2	1.3
Partial realized - concluded	—	23	21	31
Partial realized - ongoing	10	124	89	—
Ongoing	25	244	108	—
2018 Total	39	406	233	54

Concluded	9	77	72	190	163%	171%	0.7	0.8
Partial realized - concluded	—	4	4	10
Partial realized - ongoing	7	111	74	—
Ongoing	31	262	60	—
2019 Total	47	454	210	200

Concluded	—	—	—	—
Partial realized - concluded	—	—	—	—
Partial realized - ongoing	—	—	—	—
Ongoing	29	245	101	—
2020 Total	29	245	101	—

Overall total
Concluded	104	832	727	1,212
Partial realization – concluded portion[4]	40	108	104	385
Total capital provision-direct concluded portion	144	940	831	1,597	92%	30%	1.9	2.3
Partial realization – ongoing portion[4]	40	637	372
Ongoing	119	1,322	572
Total capital provision-direct ongoing portion	159	1,959	944
Total capital provision-direct	263	2,899	1,775	1,597
(5)	As of December 31, 2020, there are 40 capital provision assets with partial realizations. We repeat the number with partial realizations in total capital provision-direct concluded and total capital provision-direct ongoing

a

Burford Capital Annual Report 2020 49

Financial and operational review
continued

Details on our portfolio

The following chart shows the assets in our capital provision-direct portfolio grouped by structure. The total amounts shown in the table below correspond to amounts presented for capital provision-direct assets in the “Current Portfolio — Group-wide” table above. See the Portfolio data reconciliation on page 80 of the “Data reconciliation” section for a reconciliation of our current portfolio on an IFRS consolidated basis to the calculation on a Group-wide basis.

Total Group-wide capital provision-direct portfolio (funded cost + unrealized gain + undrawn commitment) by structure

				Group-wide
As of December 31, 2020 ($ in millions)	Burford only	Other funds	BOF-C	total
Single	758	195	113	1,066
Portfolio	2,038	575	287	2,900
Legal risk	90	21	6	117
Total	2,886	791	406	4,083

We classify cases by the jurisdiction in which they are pending (or, for arbitration, “seated” in the jurisdiction that establishes the court regime and supervises the underlying arbitration) regardless of the nationality of the parties, and in the case of multinational matters we classify them based on their predominant connection, if one can be discerned. When we have matters that defy such categorization, we have classified them as “global”. The following chart shows a breakdown of Group-wide commitments by geography as of December 31, 2020. The Group-wide commitments shown below include capital provision-direct deployed cost of $1.5 billion and undrawn commitments of $1.6 billion, which amount to $3.1 billion; these amounts do not include unrealized gains. These amounts correspond to amounts presented in the “Current Portfolio — Group-wide” table above. See the Portfolio data reconciliation on page 80 of the “Data reconciliation” section for a conciliation of our current portfolio on an IFRS consolidated basis to the calculation on a Group-wide basis.

Group-wide capital provision-direct commitments* by geography
At December 31, 2020
($ in millions)

Geography	Commitments*	%
North America	1,303	43%
Europe	874	28%
Global	697	23%
Asia	146	5%
South America	25	1%
Africa	19	0%
Total	3,064	100%
*	Commitments include deployed cost and undrawn commitments.

Although our business is global, the bulk of our commitments (and, correspondingly, our deployments and realizations) are denominated in US dollars. The following chart shows a breakdown of Group-wide commitments by currency as of December 31, 2020. The Group-wide commitments shown below include deployed cost and undrawn commitments but do not include unrealized gains. See the Portfolio data reconciliation on page 80 of the “Data reconciliation” section for a reconciliation of our current portfolio on an IFRS consolidated basis to the calculation on a Group-wide basis.

Group-wide capital provision-direct commitments* by currency
At December 31, 2020
($ in millions)

Currency	Commitments*	%
USD	2,270	74%
EUR	455	15%
GBP	270	9%
AUD	69	2%
Total	3,064	100%
*	Commitments include deployed cost and undrawn commitments.

a

50 Burford Capital Annual Report 2020

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

Burford Capital Annual Report 2020 51

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

52 Burford Capital Annual Report 2020

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

Burford Capital Annual Report 2020 53

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

54 Burford Capital Annual Report 2020

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

Capital provision-direct

Capital provision-direct new commitments Group-wide ($ in millions)

955
720
739
196
53
244
195
229
569
159
75
378
476
491
530
335
2016
2017
2018
2019
2020
Burford balance sheet only
Funds
BOF-C

New commitment volumes were down significantly during 1H 2020 compared to the first half of 2019 and several years prior because of the Covid-19 pandemic and its impact on the market environment. As the pandemic hit, many of our

a

Burford Capital Annual Report 2020 55

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

56 Burford Capital Annual Report 2020

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

For further information on how data in this Deployments section is related to data in the financial statement’s notes, see Deployments Data Reconciliation on page 81 of the “Data reconciliation” section.

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

58 Burford Capital Annual Report 2020

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

60 Burford Capital Annual Report 2020

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

Burford Capital Annual Report 2020 61

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

For further information on how data in this Realizations section is related to data in the financial statements notes, see Realizations Data Reconciliation on page 81 of the “Data reconciliation” section.

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

62 Burford Capital Annual Report 2020

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

Burford Capital Annual Report 2020 63

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

64 Burford Capital Annual Report 2020

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

Burford Capital Annual Report 2020 65

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

66 Burford Capital Annual Report 2020

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

Burford Capital Annual Report 2020 67

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

68 Burford Capital Annual Report 2020

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

Operating expenses

Burford only general operating expenses during 2020 were $86 million, up 11% from 2019. Because of the uncertainty caused by the pandemic and market environment, we managed expenses carefully during the period, including by carefully managing headcount growth and compensation expense, while expenses for travel and marketing declined because of the work-from-home environment. Legal finance non-cash accrual expenses were $7 million, down by 78% from $31 million for the year ended December 31, 2019. This expense first arose in 2019 when there was already a significant unrealized fair value gain on the applicable assets. Nonetheless, we did continue to invest in people and infrastructure to support our growth, including additional staffing and systems related to our SEC registration and NYSE listing. We also incurred $8 million in added direct expenses, such as legal and accounting fees, because of our preparation for a US listing and certain other equity-related activities. In 2020, we incurred $2 million in case-related external expenditures (such as legal fees) that cannot be included in those cases’ deployed costs, in many instances because we are acting as principal rather than financing a client.

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

Burford Capital Annual Report 2020 69

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

70 Burford Capital Annual Report 2020

Financial and operational review
continued

Liquidity Burford balance sheet only At year end ($ in millions)

40
11
158
136
5
40
91
314
37
41
236
225
19
38
168
367
31
16
320
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

Burford Capital Annual Report 2020 71

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

72 Burford Capital Annual Report 2020

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

Burford Capital Annual Report 2020 73

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

Consolidated statement of comprehensive income data

	(As Resated)
December 31	2020	2019	2018	2017
Capital provision income	338,700	409,328	501,976	315,280
Asset management income	15,106	15,160	11,691	14,458
Insurance income	1,781	3,545	10,406	7,613
Services income	804	2,133	1,650	1,837
Cash management income and bank interest	386	6,703	1,801	2,650
Foreign exchange gain/(losses)	12,100	1,992	(1,453)	1,639
Third-party share of profit relating to interests in consolidated entities	(11,904)	(72,818)	(101,094)	(863)
Total income	356,973	366,043	424,977	342,614
Operating expenses - general	(86,589)	(78,402)	(66,119)	(57,479)
Operating expenses - legal finance non-cash accrual	(6,920)	(31,312)	-	-
Operating expenses - case related expenditures ineligible for inclusion in asset cost	(4,841)	(11,246)	(5,712)	-
Operating expenses - related to equity and listing matters	(7,907)	(1,754)	-	-
Amortization of intangible asset	(8,703)	(9,495)	(9,494)	(11,703)
Operating profit	242,013	233,834	343,652	273,432
Finance costs	(40,298)	(39,622)	(38,538)	(24,251)
Profit before tax	201,715	194,212	305,114	249,181
Taxation	(36,937)	(13,417)	12,463	123
Profit for the year after taxation	164,778	180,795	317,577	249,304

(Cents)
Basic profit per ordinary share	75.3	82.7	150.7	119.7
Diluted profit per ordinary share	74.9	82.3	150.3	119.6
Dividends declared per ordinary share	12.5	4.2	12.5	11.0

a

74 Burford Capital Annual Report 2020

Financial and operational review
continued

Data reconciliations

The Company has restated these financial statements to properly record the impact of two matters that were accounted for improperly. The first item relates to a charge to earnings that was recorded in the first half of 2021 to reflect the potential future expense associated with “carry” payments that may be payable to certain employees in connection with future investment performance. Under IAS 19 a portion of this charge should have been applied to 2019 and 2020 and not just 2021. The second item relates to Colorado, an entity that was created for the secondary sale of some of our entitlement in the Petersen matter. Colorado has historically not been consolidated, however it has been determined that under IFRS 10, this entity should have been consolidated which impacts all the periods presented. Refer to Note 2 to our consolidated financial statements included in this report for further information.

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

The tables start with the consolidated IFRS figures as reported in the consolidated financial statements. These figures include investments in a limited number of entities that are not wholly owned subsidiaries of the Burford Group and therefore contain third-party capital, principally including Colorado, the Strategic Value fund and the BOF-C Fund, through which our sovereign wealth fund arrangement is conducted. The consolidated IFRS presentation requires a line-by-line consolidation of 100% of each non-wholly owned entity’s assets and liabilities, and components of income and expense. The portion of the net assets and the associated profit or loss that is attributable to the third-party interests are then presented separately as single line items within the consolidated statements of financial position and comprehensive income, respectively. In our view, it is confusing to include the interests of investors other than Burford in our discussion of performance, and we have thus, as an alternative presentation, generally excluded from our presentation of our financial performance the non-Burford portion of the individual assets and liabilities, and components of income and expense, relating to such third-party capital. The reconciliation achieves this outcome by eliminating the line-by-line consolidation of all the applicable entities’ individual assets and liabilities required by IFRS to arrive at a simpler presentation that just includes Burford’s investment in the non-wholly owned entity and Burford’s share of the profit or loss earned on that investment.

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

a

Burford Capital Annual Report 2020 75

Financial and operational review
continued

Burford only results

Reconciliation of consolidated statement of comprehensive income to Burford only results

	(As Restated)
		Elimination of third-party interests
	Consolidated	Strategic
	IFRS	Value fund	BOF-C fund	Colorado	Other	Burford only
December 31, 2020	$’000	$’000	$’000	$’000	$’000	$’000
Capital provision income	338,700	(4,665)	(10,202)	947	(10,750)	314,030
Asset management income	15,106	2,748	6,630	-	-	24,484
Insurance income	1,781	-	-	-	-	1,781
Services income	804	-	-	-	-	804
Cash management losses and bank interest	386	(57)	(14)	-	-	315
Foreign exchange gains/(losses)	12,100	-	(41)	-	(416)	11,643
Third-party share of gains relating to interests in consolidated entities	(11,904)	(1,721)	3,521	(947)	11,051	-
Total income	356,973	(3,695)	(106)	-	(115)	353,057
Operating expenses - general	(86,589)	688	106	-	38	(85,757)
Operating expenses - legal finance non-cash accrual	(6,920)	-	-	-	-	(6,920)
Operating expenses - case related expenditures ineligible for inclusion in asset cost	(4,841)	3,007	-	-	77	(1,757)
Operating expenses - equity and listing related	(7,907)	-	-	-	-	(7,907)
Amortization of intangible asset	(8,703)	-	-	-	-	(8,703)
Operating profit	242,013	-	-	-	-	242,013
Finance costs	(40,298)	-	-	-	-	(40,298)
Profit before tax	201,715	-	-	-	-	201,715
Taxation	(36,937)	-	-	-	-	(36,937)
Profit after tax	164,778	-	-	-	-	164,778
Other comprehensive income	(10,206)	-	-	-	-	(10,206)
Total comprehensive income	154,572	-	-	-	-	154,572

	(AS Restated)
		Elimination of third-party interests
	Consolidated	Strategic
	IFRS	Value fund	BOF-C fund	Colorado	Other	Burford only
December 31, 2019	$’000	$’000	$’000	$’000	$’000	$’000
Capital provision income	409,328	(16,036)	(13,399)	(57,500)	(5,613)	316,780
Asset management income	15,160	3,833	7,137	-	-	26,130
Insurance income	3,545	-	-	-	-	3,545
Services income	2,133	-	-	-	-	2,133
Cash management income and bank interest	6,703	(571)	(62)	-	-	6,070
Foreign exchange gains/(losses)	1,992	-	-	-	60	2,052
Third-party share of gains relating to interests in consolidated entities	(72,818)	3,463	6,304	57,500	5,551	-
Total income	366,043	(9,311)	(20)	-	(2)	356,710
Operating expenses - general	(78,402)	968	20	-	2	(77,412)
Operating expenses - legal finance non-cash accrual	(31,312)	-	-	-	-	(31,312)
Operating expenses - case related expenditures ineligible for inclusion in asset cost	(11,246)	8,343	-	-	-	(2,903)
Operating expenses - equity and listing related	(1,754)	-	-	-	-	(1,754)
Amortization of intangible asset	(9,495)	-	-	-	-	(9,495)
Operating profit	233,834	-	-	-	-	233,834
Finance costs	(39,622)	-	-	-	-	(39,622)
Profit before tax	194,212	-	-	-	-	194,212
Taxation	(13,417)	-	-	-	-	(13,417)
Profit after tax	180,795	-	-	-	-	180,795
Other comprehensive income	(17,525)	-	-	-	-	(17,525)
Total comprehensive income	163,270	-	-	-	-	163,270

a

76 Burford Capital Annual Report 2020

Financial and operational review
continued

	(As Restated)
		Elimination of third-party interests
	Consolidated	Strategic
	IFRS	Value fund	BOF-C fund	Colorado	Other	Burford only
December 31, 2018	$’000	$’000	$’000	$’000	$’000	$’000
Capital provision income	501,976	(11,705)	-	(97,746)	-	392,525
Asset management income	11,691	4,108	-	-	-	15,799
Insurance income	10,406	-	-	-	-	10,406
Services income	1,650	-	-	-	-	1,650
Cash management income and bank interest	1,801	(334)	-	-	-	1,467
Foreign exchange gains/(losses)	(1,453)	(4)	-	-	(16)	(1,473)
Third-party share of gains relating to interests in consolidated entities	(101,094)	3,336	-	97,746	12	-
Total income	424,977	(4,599)	-	-	(4)	420,374
Operating expenses - general	(66,119)	627	-	-	(2)	(65,494)
Operating expenses - case related expenditures ineligible for inclusion in asset cost	(5,712)	3,972	-	-	6	(1,734)
Operating expenses - equity and listing related	-	-	-	-	-	-
Amortization of intangible asset	(9,494)	-	-	-	-	(9,494)
Operating profit	343,652	-	-	-	-	343,652
Finance costs	(38,538)	-	-	-	-	(38,538)
Profit before tax	305,114	-	-	-	-	305,114
Taxation	12,463	-	-	-	-	12,463
Profit after tax	317,577	-	-	-	-	317,577
Other comprehensive income	24,701	-	-	-	-	24,701
Total comprehensive income	342,278	-	-	-	-	342,278

Reconciliation of consolidated statement of financial position to Burford only results

	(As Restated)
		Elimination of third-party entity interests
	Consolidated	Strategic
	IFRS	Value fund	BOF-C fund	Colorado	Other	Burford only
December 31, 2020	$’000	$’000	$’000	$’000	$’000	$’000
Assets
Cash and cash equivalents	322,190	(2,080)	(105)	(1)	(418)	319,586
Cash management assets	16,595	-	-	-	-	16,595
Other assets	31,908	470	10,358	46	60	42,796
Due from settlement of capital provision assets	32,552	-	(1,844)	-	-	30,708
Capital provision assets	2,562,677	(41,952)	(166,362)	(386,553)	(48,598)	1,919,212
Equity securities	-	-	-	-	-	-
Tangible fixed assets	14,592	-	-	-	-	14,592
Intangible asset	-	-	-	-	-	-
Goodwill	134,032	-	-	-	-	134,032
Deferred tax asset	256	-	-	-	-	256
Total assets	3,114,802	(43,562)	(157,953)	(386,508)	(48,956)	2,477,777
Liabilities
Loan interest payable	9,556	-	-	-	-	9,556
Other liabilities	104,331	(489)	(84)	(32)	(309)	103,449
Loan capital	667,814	-	-	-	-	667,814
Capital provision asset subparticipations	14,107	-	(3,566)	-	2,480	13,021
Third-party interests in consolidated entities	635,057	(43,073)	(154,303)	(386,476)	(51,205)	-
Deferred tax liabilities	22,325	-	-	-	-	22,325
Total liabilities	1,453,190	(43,562)	(157,953)	(386,508)	(49,034)	816,165
Total net assets	1,661,612	-	-	-	78	1,661,612

a

Burford Capital Annual Report 2020 77

Financial and operational review
continued

	(As Restated)
		Elimination of third-party entity interests
	Consolidated	Strategic
	IFRS	Value fund	BOF-C fund	Colorado	Other	Burford only
December 31, 2019	$’000	$’000	$’000	$’000	$’000	$’000
Assets
Cash and cash equivalents	186,621	(3,235)	(14,810)	-	(113)	168,463
Cash management assets	37,966	-	-	-	-	37,966
Due from brokers	95,226	(95,226)	-	-	-	-
Other assets	13,218	712	5,720	45	70	19,765
Due from settlement of capital provision assets	54,358	(22,899)	(9,796)	-	(2,674)	18,989
Capital provision assets	2,432,829	(73,535)	(92,162)	(387,500)	(45,642)	1,833,990
Equity securities	31,396	(31,367)	-	-	-	29
Tangible fixed assets	20,184	-	-	-	-	20,184
Intangible assets	8,703	-	-	-	-	8,703
Goodwill	133,999	-	-	-	-	133,999
Deferred tax asset	24,939	-	-	-	-	24,939
Total assets	3,039,439	(225,550)	(111,048)	(387,455)	(48,359)	2,267,027
Liabilities
Financial liabilities at fair value through profit and loss	91,493	(91,493)	-	-	-	-
Due to brokers	51,401	(51,401)	-	-	-	-
Loan interest payable	9,462	-	-	-	-	9,462
Other liabilities	82,742	(329)	(65)	-	(41)	82,307
Loan capital	655,880	-	-	-	-	655,880
Capital provision asset subparticipations	13,944	-	(3,566)	-	(2,342)	8,036
Third-party interests in consolidated entities	623,175	(82,327)	(107,417)	(387,455)	(45,976)	-
Deferred tax liabilities	9,662			-		9,662
Total liabilities	1,537,759	(225,550)	(111,048)	(387,455)	(48,359)	765,347
Total net assets	1,501,680	-	-	-	-	1,501,680

a

78 Burford Capital Annual Report 2020

Financial and operational review
continued

Cash receipts data reconciliation

Cash receipts is a non-IFRS metric. The following table reconciles Cash receipts capital provision assets-proceeds received (discussion of which can be found on page 33 of the “Financial and operational review”), the most comparable measure calculated in accordance with IFRS.

Reconciliation between capital provision assets-proceeds received and cash receipts

2020
Item	$’000	Source/Comment
Consolidated cash flow:
Capital provision assets—proceeds received	548,593	From consolidated statement of cash flows
less: elimination of third-party interests	(34,010)	From FS note 8
Burford only total	514,583	Sum of capital provision-direct and indirect proceeds received in FS note 8
Proceeds received:
Capital provision-direct	324,925	From FS note 8
Adjusted capital provision-direct proceeds:	324,925	Table on page 33: $325 million of capital provision-direct on balance sheet
Capital provision-indirect	189,658	From FS note 8
less: proceeds held at fund level in 2019	(36,621)	2019 Annual Report page 34– cash receipts reconciliation
less: return of amounts pre-funded in 2019	(8,801)	Proceeds related to pre-funded LP commitments
plus: hedging proceeds	28,265	Proceeds from hedging/margin chart on page 57
Adjusted capital provision-indirect proceeds:	172,501	Table on page 33: $173 million of capital provision-indirect proceeds on balance sheet
Asset management income	15,106	From FS note 10
plus: eliminated income from funds	9,378	Reconciliation of consolidated statement of comprehensive income
less: increase in receivable	(8,137)	Non-cash portion
Asset management cash income	16,347	Table on page 33: $16 million of asset management income
Cash from asset recovery services	1,582	From consolidated statement of cash flows
Insurance income	1,973	From Burford only income statement, adjusted by the decrease in receivable
Cash management and bank interest	1,418	From Burford only income statement adjusted for FV movement from FS note 9
Services and other cash income	4,973	Table on page 33 : $5 million of services and other cash income
Cash receipts	518,746	Table on page 33: $519 million of total cash receipts on the balance sheet

Reconciliation between operating profit and EBITDA

EBITDA is a non-IFRS metric. The following table reconciles EBITDA to operating profit, the most comparable measure calculated in accordance with IFRS.

2020
	(As Restated)
Item	$’000	Source/Comment
Consolidated statement of comprehensive income
Operating profit	242,013	From consolidated statement of comprehensive income
Burford-only total	242,013	Net of consolidated and Third-party interests
Expenses add-back
plus: amortization and depreciation of intangible assets and PPE	10,489	From FS note 3
Total add-backs for EBITDA	10,489	Statement of cash flows
EBITDA	252,502

a

Burford Capital Annual Report 2020 79

Financial and operational review
continued

Portfolio data reconciliation

The first table below reconciles the calculation of our current portfolio on a consolidated basis to the calculation on a Group-wide basis as presented in the Group-wide Portfolio section on page 36. The second table below provides additional details on the reconciliation.

Reconciliation of current portfolio-consolidated IFRS financials to Group-wide

					(As Restated)
			Capital				Third-party
			provision-		Post-		interest
			direct		settlement		in Colorado
			Non-		Non-
	Consolidated		consolidated		consolidated			Group-wide
As of December 31, 2020 ($ in millions)	IFRS total		funds(d)		funds(d)			total
Deployed cost	1,383	(b)	382		249	(c)	(7)	1,859
+ Fair value adjustments	1,181	(a)	83		30	(c)	(381)	1,061
= Carry value	2,564	(a)	465		279	(c)	(388)	2,920
+ Undrawn commitments	1,255	(e)	281		27	(c)	—	1,563
Total	3,819	(f)	746	(d)	306	(c)	(388)	4,483	(c)
(a)	From note 6 (capital provision assets) to our consolidated financial statements.
(b)	Derived by subtracting fair value adjustments from period end carrying value.
(c)	From “Current Portfolio-Group-wide” table above.
(d)	These amounts represent the funds that are not consolidated under IFRS within the Group financial statements.
(e)	From note 29 (financial commitments and contingent liabilities) to our consolidated financial statements; the amounts in this table represent the sum of total unfunded commitments for capital provision and legal risk in note 29. Commitments are off-balance sheet under IFRS.
(f)	This amount represents a non-IFRS figure.

Additional details on reconciliation

	(As Restated)
			Capital provision-direct								Capital provision-indirect
As of December 31, 2020 $ in millions)	Consolidated IFRS		Burford only balance sheet		Consolidated funds(d)	BOF-C		Third-party interest in Colorado	Total		Strategic Value fund		Total
Deployed cost	1,235	(b)	961	(c)	194	152	(c)	7	1,159		76		76
+ Fair value adjustments	1,329	(a)	915	(c)	243	14	(c)	381	1,320		9		9
= Carry value	2,564	(a)	1,876	(c)	437	166	(c)	388	2,479		85	(c)	85
+ Undrawn commitments	1,255	(e)	1,010	(c)	5	240	(c)	—	1,255	(e)	—		—
Total	3,819	(f)	2,886	(c)	442	406	(c)	388	3,734		85	(c)	85
(a)	From note 6 (capital provision assets) to our consolidated financial statements.
(b)	Derived by subtracting fair value adjustments from period end carrying value.
(c)	From “Current Portfolio-Group-wide” table on page 37.
(d)	The sum of the amounts in the “Capital Provision-Direct-Consolidated Funds” column in the “Additional details on the reconciliation” table and “Capital Provision-Direct-Non-consolidated Funds” column in the “Reconciliation of current portfolio-consolidated IFRS to Group-wide” table is equal to the amounts in the “Funds” column of the “Capital Provision-Direct” section of the “Current Portfolio-Group-wide” table on page 37.
(e)	From note 29 (financial commitments and contingent liabilities) to our consolidated financial statements; the amounts in this table represent the sum of total unfunded commitments for capital provision and legal risk in note 29. Commitments are off-balance sheet under IFRS.
(f)	This amount represents a non-IFRS figure.

In the “Current Portfolio-Group-wide” table on page 37, the “Funds” column includes some funds that are consolidated into our IFRS financial statements and some funds that are not; these funds are presented in separate columns in the “Reconciliation of Current Portfolio-IFRS Financials to Group-wide” table above. When the consolidated funds are added to the “Burford-only Balance Sheet” and “BOF-C” columns in the “Current Portfolio-Group-wide” table on page 37, the sum corresponds to the amounts presented in note 6 to our consolidated financial statements. When the amount of our non-consolidated funds is added to this sum, the total represents our Group-wide portfolio amounts, including both consolidated and non-consolidated funds.

The undrawn commitment amounts in the “Current Portfolio-Group-wide” table on page 37 correspond to the amounts included in note 29 to our consolidated financial statements, as indicated above.

a

80 Burford Capital Annual Report 2020

Financial and operational review
continued

Deployments Data Reconciliation

The following table provides further information on how data from the Deployments section is related to data in the IFRS financial statements and notes and website tables.

Reconciliation between financial statements and deployments (additions) table

2020

Item	$’000	Source/Comment
Consolidated cash flow:
Capital provision assets – funding	295,866	From consolidated statement of cash flows
plus: Elimination of third-party interests	(19,872)	From FS note 6 - additions

Burford only total additions	275,994	Sum of capital provision-direct and indirect additions in FS note 6
Additions:
Capital provision-direct	225,447	From FS note 6 - additions
Capital provision-direct additions:	225,447	Table on page 57: $225 million of capital provision-direct balance sheet deployments
Capital provision-indirect	50,547	From FS note 6 – additions
plus: Cash for margin/hedging	16,733	Deployments for hedging/margin transactions of $26 million less loss of $9 million in the due from/to brokers lines of the balance sheet (see chart on page 57)
less: Reported deployments held at fund level in 2019	(25,000)	Balance sheet portion of deployments made at fund level but not yet allocated to LPs by period end
less: Additional LP deployments held at fund level in 2019	(15,483)	Adjustment for actual LP allocation of deployments
Adjusted capital provision-indirect additions:	26,797	Table on page 57: $27 million of capital provision-indirect balance sheet deployments
Total balance sheet additions:	252,244	Table on page 57: $252 million of total balance sheet deployments

Reconciliation of deployments to change in deployed costs in the asset data tables:

2020

Item	$ millions	Source/Comment
From the asset data tables:
Deployed cost:
Capital provision-direct at YE 2020	1,775	Total deployed cost from capital provision-direct asset performance table on page 48
less: Capital provision-direct at YE 2019	(1,549)	Total deployed cost from capital provision-direct asset performance table on Annual Report 2019 page 44.
Change in deployed cost during YE 2020 on capital provision-direct assets	226	Table above: $225,447 thousand of total balance sheet deployments rounded upwards to $226 million

Realizations Data reconciliation

The following tables provide further information on how data from the tables in the Realizations section on page 57 relate to data presented in the Financial Statement notes and the tables available on our website.

The table below provides a reconciliation of our total realizations in 2019 on a Consolidated basis to a Group-wide basis.

As of December 31,
($ in millions)	2020	2019
Consolidated IFRS realizations*	527	539
Warehousing realizations		33
Refinancing realizations		17
Cash from margin/hedging	32	97
Capital provision non-consolidated funds	272	91
Post settlement non-consolidated funds	168	250
Group-wide realizations	999	1,027

*See Note 6 to our consolidated financial statements

a

Burford Capital Annual Report 2020 81

Financial and operational review
continued

Reconciliation between financial statements and realizations/recoveries

2020

Item	$ 000	Source/Comment
Consolidated realizations:
Capital provision assets	526,588	From FS note 6 - realizations
plus: Elimination of third-party interests	(286)	From FS note 6 – realizations

Burford-only total realizations	526,302	Sum of capital provision-direct and indirect realizations in FS note 6
Realizations:
Capital provision-direct	336,644	From FS note 6 - realizations
Capital provision-direct realizations:	336,644	Table on page 59: $337 million capital provision-direct realizations on balance sheet
Capital provision-indirect	189,658	From FS note 6 – realizations
less: 2019 reported realizations held at fund level	(36,621)	From 2019 Annual Report page 34 – cash receipt reconciliation
less: Return of amounts pre-funded in 2019	(8,801)	Proceeds related to pre-funded LP commitments
plus: Cash from margin/hedging	28,265	Proceeds from hedging/margin transactions in the due from/to brokers lines of the balance sheet as per chart on page 59
Adjusted capital provision-indirect realizations:	172,501	Table on page 59: $172 million capital provision-indirect realizations on balance sheet
Total balance sheet realizations:	509,145	Table on page 59: $509 million total realizations on balance sheet

Reconciliation of realizations to change in recoveries in the asset data tables:

2020

Item	$ millions	Source/Comment
From the asset data tables:
Recoveries:
Capital provision-direct at YE 2020	1,597	Total recoveries from capital provision-direct asset performance table on page 49

Less: Capital provision-direct at YE 2019	(1,260)	Asset performance table on page 44 of 2019 Annual Report

Change in recoveries during YE 2020 on capital provision-direct assets	337	Foots to capital provision-direct realizations from above table

Additional details on leverage ratio:

2020

Item	$ millions	Source/Comment
From the consolidated statement of financial position
Loan capital	667,814	From consolidated statement of financial position
less: Cash and cash equivalents	(322,190)	From consolidated statement of financial position
less: Cash management investments	(16,595)	From consolidated statement of financial position
Consolidated net debt	329,029
From the consolidated statement of financial position
Total assets	3,114,802	From consolidated statement of financial position
less: Goodwill	(134,032)	From consolidated statement of financial position
Tangible assets	2,980,770
Leverage ratio	11%

a

82 Burford Capital Annual Report 2020

Compliance and risk management
continued

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

Burford Capital Annual Report 2020 83

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

84 Burford Capital Annual Report 2020

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

Burford Capital Annual Report 2020 85

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

86 Burford Capital Annual Report 2020

Governance
continued

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

Burford Capital Annual Report 2020 87

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

88 Burford Capital Annual Report 2020

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

Burford Capital Annual Report 2020 89

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

90 Burford Capital Annual Report 2020

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

Burford Capital Annual Report 2020 91

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

92 Burford Capital Annual Report 2020

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

Burford Capital Annual Report 2020 93

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

94 Burford Capital Annual Report 2020

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

Holdings of directors and senior management

The tables below set forth the holdings of directors and senior management as of February 28, 2021.

Director holdings

			Bonds owned
	Shares	% of shares	(principal	Commitments to
	owned	outstanding	amount)	managed funds
Sir Peter Middleton GCB	100,000	*	—	—
Hugh Steven Wilson	275,000	0.1	$ 400,000	$ 1,500,000
David Charles Lowe OBE**	100,000	*	£300,000	—
Robert Gillespie***	—	—	—	—
Andrea Muller****	—	—	—	—
Charles Nigel Kennedy Parkinson	8,000	*	—	$ 50,000
John Sievwright***	10,000	—	—	—
Directors – total	493,000	0.3	$ 809,470	$ 1,550,000
*	Represents less than 0.1%
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

Burford Capital Annual Report 2020 95

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

96 Burford Capital Annual Report 2020

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

Burford Capital Annual Report 2020 97

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

98 Burford Capital Annual Report 2020

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

Information about the beneficial ownership of our directors and senior management is provided above at page 95.

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

Burford Capital Annual Report 2020 99

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

100 Burford Capital Annual Report 2020

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

a

Burford Capital Annual Report 2020 101

Corporate resonsibility
continued

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

Burford engages in a number of practices around employee engagement and development. We remain a small organization. The senior management team knows every employee in person. We regularly hold events to which every employee is invited and we conduct Q&A sessions with senior management; we conducted 13 company-wide town halls in 2020 at which employees could question anonymously the CEO and CIO. We have an entrepreneurial culture where

a

102 Burford Capital Annual Report 2020

Corporate resonsibility
continued

anyone is welcome to email the CEO about anything. But we also do more traditional things, like annual 360° performance reviews during which we actively solicit feedback about the business and its initiatives. And, of course, we have channels for reporting misconduct or other workplace issues. Employees are asked to escalate any known or suspected compliance policy violations or misconduct to the Chief Compliance Officer or, if they prefer, employees have the option to call or email a hotline (which is administered by a third party) on an anonymous basis. Burford also maintains a global anti-retaliation and whistleblower policy. Nothing in the policy prohibits an employee from reporting potential violations of law or regulation directly to a government agency. Retaliation of any type against an individual who reports any suspected misconduct or assists in the investigation of misconduct is strictly prohibited.

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

Burford Capital Annual Report 2020 103

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

Tax transparency

Burford is transparent about its tax status, including disclosing tax paid by jurisdiction in the notes to our financial statements. We include a more detailed discussion of our tax situation on page 21 of the “Financial and operational review”.

a

104 Burford Capital Annual Report 2020

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

Results and dividend

The results for the year are set out in the consolidated statement of comprehensive income on page 110.

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

Going concern

The Directors of the Company have reviewed and challenged Management’s assessment of the ability of the Group to continue as a going concern. The details of this assessment, including the impacts of the Covid-19 pandemic, is included in note 2 to the consolidated financial statements on page 114 of this report. Based on this review the Directors believe that the Group has the ability to meet its financial obligations as they fall due for a period of at least twelve months from the date of approval of the financial statements.

Directors

The Directors of the Company who served during the year and to date are as stated on page 87 of this report.

Directors’ interests

The interests of the Directors are as stated on pages 92 and 95 of this report.

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

Burford Capital Annual Report 2020 105

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

Charles Parkinson

Director

on behalf of the Board

March 29, 2022

106 Burford Annual Report 2020

TOC

Financial statements

Contents

108	Report of independent registered public accounting firm
110	Consolidated statements of comprehensive income for the years ended December 31, 2020, 2019 and 2018
111	Consolidated statements of financial position as at December 31, 2020 and 2019, and at January 1, 2019
112	Consolidated statements of cash flows for the years ended December 31, 2020, 2019 and 2018
113	Consolidated statements of changes in equity for the years ended December 31, 2020, 2019, and 2018
114	Notes to the consolidated financial statements

Burford Capital Annual Report 2020 107

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

Restatement of 2020 Financial statements

As discussed in Note 2 to the consolidated financial statements, the 2020 consolidated financial statements have been restated to correct a misstatement, which resulted in the inclusion of the January 1, 2019 statement of financial position.

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

/s/Ernst & Young LLP
Guernsey, Channel Islands

March 29, 2022

108 Burford Capital Annual Report 2020

THIS PAGE INTENTIONALLY LEFT BLANK

Burford Annual Report 2020 109

Consolidated statement of comprehensive income

for the years ended December 31, 2020, 2019 and 2018

		(As Restated)
		For the year ended December 31,
		2020	2019	2018
	Notes	$'000	$'000	$'000

Income
Capital provision income	6	338,700	409,328	501,976
Asset management income	10	15,106	15,160	11,691
Insurance income	11	1,781	3,545	10,406
Services income		804	2,133	1,650
Cash management income and bank interest	13	386	6,703	1,801
Foreign exchange gains/(losses)		12,100	1,992	(1,453)
Third-party share of gains relating to interests in consolidated entities		(11,904)	(72,818)	(101,094)
Total income		356,973	366,043	424,977

Operating expenses - general	14	(86,589)	(78,402)	(66,119)
Operating expenses - legal finance non-cash accrual	14	(6,920)	(31,312)	-
Operating expenses - case-related expenditures ineligible for inclusion in asset cost	14	(4,841)	(11,246)	(5,712)
Operating expenses - equity and listing related	14	(7,907)	(1,754)	-
Amortization of intangible asset	19	(8,703)	(9,495)	(9,494)
Operating profit		242,013	233,834	343,652

Finance costs	17	(40,298)	(39,622)	(38,538)
Profit for the year before taxation		201,715	194,212	305,114

Taxation (expense)/credit	4	(36,937)	(13,417)	12,463
Profit for the year after taxation		164,778	180,795	317,577

Other comprehensive income that may be reclassified to profit or loss in subsequent periods
Exchange differences on translation of foreign operations on consolidation		(10,206)	(17,525)	24,701
Total comprehensive income for the year		154,572	163,270	342,278

		Cents	Cents	Cents
Basic profit per ordinary share	27	75.3	82.7	150.7
Diluted profit per ordinary share	27	74.9	82.3	150.3
Basic comprehensive income per ordinary share	27	70.6	74.7	162.4
Diluted comprehensive income per ordinary share	27	70.2	74.3	162.0

The notes on pages 114-160 form an integral part of these consolidated financial statements.

The consolidated financial statements have been restated. Please refer to Note 2.

110 Burford Capital Annual Report 2020

Consolidated statement of financial position

as at December 31, 2020 and 2019

		(As Restated)
		At December 31,	At December 31,	At January 1,
		2020	2019	2019
	Notes	$'000	$'000	$'000
Assets
Cash and cash equivalents		322,190	186,621	265,551
Cash management assets	13	16,594	37,966	41,449
Due from brokers		-	95,226	129,911
Other assets	15	31,908	13,218	16,280
Due from settlement of capital provision assets	8	32,552	54,358	37,109
Capital provision assets	6	2,562,677	2,432,829	1,871,035
Derivative financial asset		-	-	4,154
Equity securities	7	-	31,396	582
Property, plant and equipment	12	14,593	20,184	1,866
Intangible asset	19	-	8,703	18,198
Goodwill	20	134,032	133,999	133,966
Deferred tax asset	4	256	24,939	28,848
Total assets		3,114,802	3,039,439	2,548,949

Liabilities
Financial liabilities at fair value through profit or loss	9	-	91,493	112,821
Due to brokers		-	51,401	12,667
Loan interest payable	17	9,556	9,462	9,327
Other liabilities	16	104,363	82,742	31,046
Loan capital	17	667,814	655,880	638,665
Derivative financial liability		-	-	7,000
Capital provision asset subparticipations		14,107	13,944	3,244
Third-party interests in consolidated entities		635,057	623,175	366,926
Deferred tax liability	4	22,325	9,662	4,099
Total liabilities		1,453,222	1,537,759	1,185,795

Total net assets		1,661,580	1,501,680	1,363,154

Shareholders’ equity
Share capital	25	612,219	609,954	609,954
Reserves attributable to owners		1,049,361	891,726	753,200
Total shareholders’ equity		1,661,580	1,501,680	1,363,154

The notes on pages 114-160 form an integral part of these consolidated financial statements.

The consolidated financial statements have been restated. Please refer to Note 2.

The financial statements on pages 107 to 113 were approved by the Board of Directors on March 29, 2022 and were signed on its behalf by:

Charles Parkinson

Director

March 29, 2022

Burford Annual Report 2020 111

Consolidated statement of cash flows

for the years ended December 31, 2020, 2019, and 2018

		(As Restated)

		2020	2019	2018
	Notes	$’000	$’000	$’000
Cash flows from operating activities
Profit for the year before tax		201,715	194,212	305,114
Changes in working capital and non-cash items	3	(263,850)	(250,189)	(344,379)
Capital provision assets:
Proceeds	3	548,593	391,252	572,687
Net (funding)/proceeds from financial liabilities
at fair value through profit or loss		(96,272)	(42,200)	73,569
Net proceeds from/(paid) to due from/to broker
for financial liabilities at fair value through profit or loss		43,825	73,419	(75,566)
Funding of derivative financial asset		-	-	(7,616)
Proceeds from equity security		31,374	-	624
Proceeds from asset recovery fee for services		1,582	1,123	1,619
Net proceeds/(funding) of cash management assets		20,376	3,346	(5,655)
Net increase on investment subparticipations		163	-	-
Taxation paid		(10,979)	(694)	(2,273)
Net proceeds from third-party interests in consolidated entities		10	183,443	19,972
Net cash inflow from operating activities before funding of
capital provision assets		476,537	553,712	538,096

Capital provision assets:
New funding of capital provision assets	3	(295,866)	(562,018)	(771,409)
Net cash inflow/(outflow) from operating activities		180,671	(8,306)	(233,313)

Cash flows from investing activities
Purchases of property, plant and equipment	12	(360)	(3,398)	(104)
Net cash (outflow) from investing activities		(360)	(3,398)	(104)

Cash flows from financing activities
Issue of share capital		-	-	249,983
Issue expenses – share capital		-	-	(4,778)
Issue of loan capital and loan notes		-	-	180,000
Issue expenses – loan capital		-	-	(2,637)
Redemption of loan capital		(4,964)	-	-
Principal repayments of lease liabilities		(2,360)	(1,433)	-
Interest paid on loan capital and lease liabilities		(37,890)	(37,568)	(33,108)
Dividends paid on ordinary shares		-	(28,424)	(24,579)
Net cash (outflow)/inflow from financing activities		(45,214)	(67,425)	364,881
Net increase/(decrease) in cash and cash equivalents		135,097	(79,129)	131,464

Reconciliation of net cash flow to movements in cash and cash	2020	2019	2018
equivalents	$'000	$'000	$'000
Cash and cash equivalents at beginning of year	186,621	265,551	135,415
Increase/(decrease) in cash and cash equivalents	135,097	(79,129)	131,464
Effect of exchange rate changes on cash and cash equivalents	472	199	(1,328)
Cash and cash equivalents at end of year	322,190	186,621	265,551

Supplemental disclosure	2020	2019	2018
	$'000	$'000	$'000
Cash received from interest and dividend income	1,489	6,849	6,377
Assets received in kind	-	29,645	-

The notes on pages 114-160 form an integral part of these consolidated financial statements.

The consolidated financial statements have been restated. Please refer to Note 2.

112 Burford Annual Report 2020

Consolidated statement of changes in equity

for the years ended December 31, 2020, 2019 and 2018

	(As Restated)
		Contingent	Shares held	Other		Foreign	Capital	Total equity
	Share	share	by employee	capital	Revenue	currency	redemption	shareholders'
	capital	capital	benefit trust	reserve	reserve	consolidation	reserve	funds
December 31, 2020	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
At January 1, 2020	596,454	13,500	-	7,357	867,750	16,757	(138)	1,501,680
Profit for the year	-	-	-	-	164,778	-	-	164,778
Other comprehensive income	-	-	-	-	-	(10,206)	-	(10,206)
Transfer of capital redemption reserve	-	-	-	-	(138)	-	138	-
Shares purchased by the trust	2,359	-	(2,359)	-	-	-	-	-
Shares distributed by the trust	-	-	2,265	-	(2,219)	-	-	46
Transfer LTIP on vesting	-	-	-	(3,516)	3,516	-	-	-
Share-based payments (note 25)	-	-	-	5,282	-	-	-	5,282
Dividends paid (note 28)	-	-	-	-	-	-	-	-
Balance at December 31, 2020	598,813	13,500	(94)	9,123	1,033,687	6,551	-	1,661,580

		Contingent	Shares held	Other		Foreign	Capital	Total equity
	Share	share	by employee	capital	Revenue	currency	redemption	shareholders'
	capital	capital	benefit trust	reserve	reserve	consolidation	reserve	funds
December 31, 2019	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
At December 31, 2018	596,454	13,500	-	2,838	716,218	34,282	(138)	1,363,154
Change in accounting policy-leases					(839)			(839)
Restated at January 1, 2019	596,454	13,500	-	2,838	715,379	34,282	(138)	1,362,315
Profit for the year	-	-	-	-	180,795	-	-	180,795
Other comprehensive income	-	-	-	-	-	(17,525)	-	(17,525)
Share-based payments (note 25)	-	-	-	4,519	-	-	-	4,519
Dividends paid (note 28)	-	-	-	-	(28,424)	-	-	(28,424)
Balance at December 31, 2019	596,454	13,500	-	7,357	867,750	16,757	(138)	1,501,680

		Contingent	Shares held	Other		Foreign	Capital	Total equity
	Share	share	by employee	capital	Revenue	currency	redemption	shareholders'
	capital	capital	benefit trust	reserve	reserve	consolidation	reserve	funds
December 31, 2018	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
At January 1, 2018	351,249	13,500	-	1,152	423,220	9,581	(138)	798,564
Profit for the year	-	-	-	-	317,577	-	-	317,577
Other comprehensive income	-	-	-	-	-	24,701	-	24,701
Issue of share capital (note 25)	245,205	-	-	-	-	-	-	245,205
Share-based payments (note 25)	-	-	-	1,686	-	-	-	1,686
Dividends paid (note 28)	-	-	-	-	(24,579)	-	-	(24,579)
Balance at December 31, 2018	596,454	13,500	-	2,838	716,218	34,282	(138)	1,363,154

The notes on pages 114-160 form an integral part of these consolidated financial statements.

The consolidated financial statements have been restated. Please refer to Note 2.

Burford Annual Report 2020 113

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

2. Basis of preparation and principal accounting policies

Restatement

As discussed in the Explanatory Note on page 2, the Company has identified two matters that were accounted for improperly. Accordingly, restatements are being made to properly record the impact of the errors in prior periods. These errors were identified in part through the Company's work in comprehensively reviewing its accounting treatment of these matters as part of the transition the Company has made to Generally Accepted Accounting Principles in the United States (US GAAP).

The first item is a non-cash charge to earnings recorded in the first half of 2021 to reflect the potential future expense associated with “carry” payments that may be payable to employees in connection with future investment performance. Under IAS 19 Employeee Benefits ("IAS 19"), an estimate of the potential liability associated with this long-term compensation plan was required starting in 2019 when the related contracts were signed. Therefore, a portion of these charges should have been applied to 2019 and 2020 and not just 2021. The effects of this restatement is to increase Operating expenses - legal finance non-cash accrual by $7 million and $31 million in years 2020 and 2019, respectively; and decrease Operating profit, Profit for the period before tax and Profit for the period after tax by the same amounts in each year. Other Liabilities increase by $38 million and $7 million at December 31, 2020 and December 31, 2019 respectively. This item had no impact on cash or cash flows provided by continuing operating activities as the related accruals will not be paid out until the underlying investments have concluded and the proceeds realized in cash.

The second item relates to Colorado Investments Limited (“Colorado”), an entity that was created for the secondary sale of some of our entitlement in the Petersen matter that has historically not been consolidated. Under IFRS 10 Consolidated Financial Statements (“IFRS 10”), we assessed that our shareholding in Colorado coupled with our power over the relevant activities of Colorado provided through contractual agreements requires the consolidation of that entity in the consolidated financial statements. The restatement for Colorado resulted in 100% of the value of the Petersen capital provision asset being reported as an asset on our consolidated statement of financial position, and the 38.75% sold to third parties being reported as an offsetting liability. This change in presentation has no effect on our net assets. Similarly, to the extent income from the Petersen investment flows through our consolidated statement of comprehensive income, we record 100% of the income on a consolidated basis and then record a 38.75% reduction to income as a third-party interest. Again, there is no effect on net income from these changes.The consolidation of Colorado is reflected in all periods presented.

On our consolidated statement of financial position, this results in an increase in our capital provision assets of $386 million and a corresponding addition of $386 million in third-party interests in consolidated entities at December 31, 2020, resulting in no change in net assets. As to prior periods, the corresponding amounts are $387 million at each of December 31, 2019 and $230 million at December 31, 2018. On our income statement, this results in immaterial changes in 2020 relating solely to case expenses incurred and no change in net income; in 2019 capital provision income increases by $58 million and we show a corresponding reduction to income of $58 million for third-party interests in consolidated entities with no change in net income and in 2018 capital provision income increases by $98 million and we show a corresponding reduction to income of $98 million for third-party interests in consolidated entities with no

Burford Annual Report 2020 114

Notes to the consolidated financial statements

continued

2. Basis of preparation and principal accounting policies continued

change in net income The following tables summarize the annual consolidated statements of operations and balance sheet data for the periods indicated, giving effect to the restatements described above:

Consolidated statement of comprehensive income data	Year Ended December 31,
	2020		2019		2018
	Previously Reported	Restated	Previously Reported	Restated	Previously Reported	Restated
	(in thousands except per share data)
Capital provision income	339,647	338,700	351,828	409,328	404,230	501,976
Third-party share of gains relating to interests in consolidated entities	(12,851)	(11,904)	(15,318)	(72,818)	(3,348)	(101,094)
Total income	356,973	356,973	366,043	366,043	424,977	424,977

Operating expenses - general	(86,589)	(86,589)	(78,402)	(78,402)	(66,119)	(66,119)
Operating expenses - legal finance non-cash accrual	—	(6,920)	—	(31,312)	—	—
Operating expenses - case-related expenditures ineligible for inclusion in asset cost	(4,841)	(4,841)	(11,246)	(11,246)	(5,712)	(5,712)
Operating expenses - equity and listing related	(7,907)	(7,907)	(1,754)	(1,754)	—	—
Amortization of intangible asset	(8,703)	(8,703)	(9,495)	(9,495)	(9,494)	(9,494)
Operating Profit	248,933	242,013	265,146	233,834	343,652	343,652
Profit for the year before taxation	208,635	201,715	225,524	194,212	305,114	305,114
Profit for the year after taxation	171,698	164,778	212,107	180,795	317,577	317,577
Total comprehensive income for the year	161,492	154,572	194,582	163,270	342,278	342,278

	Cents	Cents	Cents	Cents	Cents	Cents
Basic profit per ordinary share	78.4	75.3	97.0	82.7	150.7	150.7
Diluted profit per ordinary share	78.0	74.9	96.6	82.3	150.3	150.3
Basic comprehensive income per ordinary share	73.8	70.6	89.0	74.7	162.4	162.4
Diluted comprehensive income per ordinary share	73.4	70.2	88.6	74.3	162.0	162.0

Consolidated statement of financial position data	December 31,				At January 1,
	2020		2019		2019
	Previously Reported	Restated	Previously Reported	Restated	Previously Reported	Restated
	(in thousands)

Other assets	31,954	31,908	13,263	13,218	16,313	16,280
Capital provision assets	2,176,124	2,562,677	2,045,329	2,432,829	1,641,035	1,871,035
Total assets	2,728,294	3,114,802	2,651,984	3,039,439	2,318,982	2,548,949
Other liabilities	66,099	104,363	51,430	82,742	31,046	31,046
Third-party interests in consolidated entities	248,581	635,057	235,720	623,175	136,959	366,926
Total liabilities	1,028,482	1,453,222	1,118,992	1,537,759	955,828	1,185,795
Total net assets	1,699,812	1,661,580	1,532,992	1,501,680	1,363,154	1,363,154
Reserves attributable to owners	1,087,593	1,049,361	923,038	891,726	753,200	753,200
Total shareholders equity	1,699,812	1,661,580	1,532,992	1,501,680	1,363,154	1,363,154

Consolidated statement of cash flows	Year Ended December 31,
	2020		2019		2018
	Previously Reported	Restated	Previously Reported	Restated	Previously Reported	Restated
	(in thousands)
Cash flows from operating activities
Profit for the year before tax	208,635	201,715	225,524	194,212	305,114	305,114
Changes in working capital and non-cash items	(270,771)	(263,850)	(281,501)	(250,189)	(344,379)	(344,379)
Capital provision assets:
Proceeds	548,593	548,593	491,252	391,252	602,687	572,687
Net proceeds from third-party interests in consolidated entities	10	10	83,443	183,443	(10,028)	19,972
Net cash inflow from operating activities before funding of
capital provision assets	476,536	476,537	553,712	553,712	538,096	538,096
Net cash inflow/(outflow) from operating activities	180,670	180,671	(8,306)	(8,306)	(233,313)	(233,313)
Net cash (outflow) from investing activities	(360)	(360)	(3,398)	(3,398)	(104)	(104)
Net cash (outflow)/inflow from financing activities	(45,214)	(45,214)	(67,425)	(67,425)	364,881	364,881
Net increase/(decrease) in cash and cash equivalents	135,096	135,097	(79,129)	(79,129)	131,464	131,464

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

The assessment of control is based on the consideration of all facts and circumstances. The Group reassesses whether it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. The most significant judgments relate to the assessment of the Group’s exposure to, or rights to, variable returns in the BOF-C fund, the Strategic Value fund and Colorado. The Group has assessed that its economic interest in the income generated in the BOF-C fund and its investment as a limited partner in the Strategic Value fund, coupled with its power over the relevant activities as the fund manager, require the consolidation of these entities in the consolidated financial statements. Similarly the group has also assessed that its shareholding in Colorado coupled with its power over the relevant activities of Colorado provided through contractual agreements requires the consolidation of that entity in the consolidated financial statements.

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

The full extent to which the continuing Covid-19 pandemic may impact the Group’s results, operations or liquidity is uncertain. Since March 2020, the global economy has suffered considerable disruption due to the effects of the Covid-19 pandemic. The principal impacts on the Group during 2020 were a reduction in the origination of new capital provision assets and some delays in litigation proceedings. Management has given serious consideration to the consequences of this both for the litigation finance market in general and for the cashflows and asset values of the Group. In assessing the going concern basis of accounting, Management has considered ongoing compliance with applicable loan capital covenants and the year-end cash balances and forecast cash flows, especially those relating to operating expenses, finance costs and commitments to capital provision assets.

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

Burford Annual Report 2020 121

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

122 Burford Annual Report 2020

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

Burford Annual Report 2020 123

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

124 Burford Annual Report 2020

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

Legal finance non-cash accrual

We award to certain employees a participation in the actual cash performance of litigation matters, on a vintage year basis, which we call our “carry plan.” Given that we do not pay employees under this carry plan on the basis of unrealized fair value gains, pursuant to IAS-19, we have historically recognized carry plan expense only upon realizations for the related assets, without regard to fair value movements. However, we have determined that this was an accounting error and that expense should be recorded as we recognize fair value adjustments. See Restatement section of this Note 2 for a more detailed explanation of the amounts restated for 2020 and prior periods. In future periods, we will continue to accrue this expense as we make fair value adjustments, matching potential future gains and potential future expenses.

3. Reconciliation of net cash from operating activities

	(As Restated)
	2020	2019	2018
Changes in operating assets and liabilities	$’000	$’000	$’000
Income on capital provision assets	(343,302)	(428,398)	(509,358)
Interest and other income from capital provision assets	(199)	(1,870)	(1,692)
Increase in capital provision asset subparticipation	-	-	92
Loss/(gain) on equity securities	22	(1,169)	4,852
Asset recovery fee for services income	(804)	(2,133)	(1,650)
Loss on derivative financial asset	-	4,154	3,462
Realized gain on derivative financial liabilities	-	(7,000)	(2,250)
Loss/(income) on cash management assets	1,106	137	4,139
Loss on financial liabilities at fair value through profit or loss	4,779	20,872	3,010
Third-party share of profits relating to interests in consolidated entities	11,904	72,818	101,094
Decrease/(increase) in other assets	(12,264)	3,777	(26,080)
Increase/(decrease) in other liabilities	30,810	27,824	24,755
Increase in payable for capital provision assets	220	36	-
Finance costs	40,298	39,622	38,538
Amortization and depreciation of intangible assets and property, plant and equipment	9,776	12,017	10,111
Impairment	-	4,083	-
Right-of-use assets and associated lease liability	713	970	-
Other non-cash including exchange rate movement	(6,909)	4,071	6,598
Total changes in operating assets and liabilities	(263,850)	(250,189)	(344,379)

Burford Annual Report 2020 125

Notes to the consolidated financial statements

continued

3. Reconciliation of net cash from operating activities continued

The following tables provide a supplemental breakout of the cash inflows and outflows for capital provision assets related line items between direct and indirect.

	Capital provision- direct assets	Capital provision-indirect assets	Total
December 31, 2020	$’000	$’000	$’000
Proceeds	345,564	203,029	548,593
Increase in payable for capital provision assets	220	-	220
New funding	(295,866)	-	(295,866)

	(As Restated)
	Capital provision- direct assets	Capital provision-indirect assets	Total
December 31, 2019	$’000	$’000	$’000
Proceeds	107,167	284,085	391,252
Increase in payable for capital provision assets	36	-	36
New funding	(337,862)	(224,156)	(562,018)

	(As Restated)
	Capital provision- direct assets	Capital provision-indirect assets	Total
December 31, 2018	$’000	$’000	$’000
Proceeds	256,872	315,815	572,687
New funding	(419,615)	(351,794)	(771,409)

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

126 Burford Annual Report 2020

Notes to the consolidated financial statements

continued

4. Taxation continued

subsidiaries in Ireland, Singapore, the UK and the US are subject to taxation in such jurisdictions as determined in accordance with relevant tax legislation.

	(As Restated)
	2020	2019	2018
	$’000	$’000	$’000
Profit for the year before taxation	201,715	194,212	305,114
Corporation tax at country rate	40,427	(9,803)	(15,926)
Factors affecting charge:
Adjustment in respect of prior year	258	3,027	2,250
Deferred tax not recognized in prior period	(10,966)	-	-
Tax losses not recognized	2,576	12,979	340
Costs not allowable for tax	3,910	6,650	82
Other	732	564	791
Total taxation expense/(credit)	36,937	13,417	(12,463)

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

Burford Annual Report 2020 127

Notes to the consolidated financial statements

continued

4. Taxation continued

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

Consolidated segment revenue and results

	(As Restated)
			Services
	Capital	Asset	and other
	provision	management	corporate	Total
December 31, 2020	$’000	$’000	$’000	$’000
Income*	326,796	15,106	15,071	356,973
Operating expenses	(57,098)	(26,678)	(22,481)	(106,257)
Amortization of intangible asset arising on acquisition	-	-	(8,703)	(8,703)
Finance costs	-	-	(40,298)	(40,298)
Profit/(loss) for the year before taxation	269,698	(11,572)	(56,411)	201,715
Taxation	(35,080)	(2,647)	790	(36,937)
Other comprehensive income	-	-	(10,206)	(10,206)
Total comprehensive income	234,618	(14,219)	(65,827)	154,572
*Includes the following revenue from contracts with customers for services transferred over time	-	15,106	2,585	17,691

128 Burford Annual Report 2020

Notes to the consolidated financial statements

continued

5. Segmental information continued

	(As Restated)
			Services
	Capital	Asset	and other
	provision	management	corporate	Total
December 31, 2019	$’000	$’000	$’000	$’000
Income*	336,510	15,160	14,373	366,043
Operating expenses	(68,952)	(28,177)	(25,585)	(122,714)
Amortization of intangible asset arising on acquisition	-	-	(9,495)	(9,495)
Finance costs	-	-	(39,622)	(39,622)
Profit/(loss) for the year before taxation	267,558	(13,017)	(60,329)	194,212
Taxation	(10,826)	89	(2,680)	(13,417)
Other comprehensive income	-	-	(17,525)	(17,525)
Total comprehensive income	256,732	(12,928)	(80,534)	163,270
*Includes the following revenue from contracts with customers for services transferred over time	-	15,160	5,678	20,838

	(As Restated)
			Services
	Capital	Asset	and other
	provision	management	corporate	Total
December 31, 2018	$’000	$’000	$’000	$’000
Income*	400,882	11,691	12,404	424,977
Operating expenses	(44,046)	(12,175)	(15,610)	(71,831)
Amortization of intangible asset arising on acquisition	-	-	(9,494)	(9,494)
Finance costs	-	-	(38,538)	(38,538)
Profit/(loss) before taxation	356,836	(484)	(51,238)	305,114
Taxation	15,193	(164)	(2,566)	12,463
Other comprehensive income	-	-	24,701	24,701
Total comprehensive income	372,029	(648)	(29,103)	342,278
*Includes the following revenue from contracts with customers for services transferred over time	-	11,691	12,056	23,747

Burford Annual Report 2020 129

Notes to the consolidated financial statements

continued

5. Segmental information continued

Consolidated segment assets and liabilities

	(As Restated)
			Services
	Capital	Asset	and other
	provision	management	corporate	Total
December 31, 2020	$’000	$’000	$’000	$’000
Assets
Cash and cash equivalents	173,177	60	148,953	322,190
Cash management assets	-	-	16,594	16,594
Other assets	23,148	5,664	3,096	31,908
Due from settlement of capital provision assets	32,552	-	-	32,552
Capital provision assets	2,562,677	-	-	2,562,677
Property, plant and equipment	13,041	-	1,552	14,593
Goodwill*	-	-	134,032	134,032
Deferred tax asset	-	-	256	256
Total assets	2,804,595	5,724	304,483	3,114,802

Liabilities
Due to brokers	-	-	-	-
Loan interest payable	-	-	(9,556)	(9,556)
Other liabilities	(763)	(661)	(102,939)	(104,363)
Loan capital	-	-	(667,814)	(667,814)
Capital provision asset subparticipations	(14,107)	-	-	(14,107)
Third-party interests in consolidated entities	(635,057)	-	-	(635,057)
Deferred tax liabilities	(17,695)	-	(4,630)	(22,325)
Total liabilities	(667,622)	(661)	(784,939)	(1,453,222)
Total net assets	2,136,973	5,063	(480,456)	1,661,580

*The goodwill asset is reported within the services and other corporate segment and not allocated to the capital provision or asset management segments to be consistent with the presentation format used by management for monitoring segments

130 Burford Annual Report 2020

Notes to the consolidated financial statements

continued

5. Segmental information continued

	(As Restated)
			Services
	Capital	Asset	and other
	provision	management	corporate	Total
December 31, 2019	$’000	$’000	$’000	$’000
Assets
Cash and cash equivalents	122,909	248	63,464	186,621
Cash management assets	-	-	37,966	37,966
Due from brokers	95,226	-	-	95,226
Other assets	6,417	2,012	4,789	13,218
Due from settlement of capital provision assets	54,358	-	-	54,358
Capital provision assets	2,432,829	-	-	2,432,829
Equity securities	31,396	-	-	31,396
Property, plant and equipment	15,380	-	4,804	20,184
Intangible asset	-	-	8,703	8,703
Goodwill*	-	-	133,999	133,999
Deferred tax asset	23,718	-	1,221	24,939
Total assets	2,782,233	2,260	254,946	3,039,439

Liabilities
Financial liabilities at fair value through profit or loss	(91,493)	-	-	(91,493)
Due to brokers	(51,401)	-	-	(51,401)
Loan interest payable	-	-	(9,462)	(9,462)
Other liabilities	(220)	(467)	(82,055)	(82,742)
Loan capital	-	-	(655,880)	(655,880)
Capital provision asset subparticipations	(13,944)	-	-	(13,944)
Third-party interests in consolidated entities	(623,175)	-	-	(623,175)
Deferred tax liabilities	(5,400)	-	(4,262)	(9,662)
Total liabilities	(785,633)	(467)	(751,659)	(1,537,759)
Total net assets	1,996,600	1,793	(496,713)	1,501,680

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

	(As Restated)
	2020	2019
	$’000	$’000
At January 1	2,432,829	1,871,035
Additions	295,866	562,018
Realizations	(526,588)	(439,359)
Income for the period	343,302	428,398
Transfer to capital provision asset subparticipation	-	10,700
Foreign exchange gains	17,268	37
At December 31	2,562,677	2,432,829

Burford Annual Report 2020 131

Notes to the consolidated financial statements

continued

6. Capital provision assets continued

	(As Restated)
	2020	2019
	$’000	$’000
Capital provision assets are comprised of:
Capital provision-direct assets	2,477,511	2,174,693
Capital provision-indirect assets	85,166	258,136
Total capital provision assets	2,562,677	2,432,829

The capital provision income on the face of the consolidated statement of comprehensive income comprises:

	(As Resated)
	2020	2019	2018
	$’000	$’000	$’000
Realized gains relative to cost	205,478	53,886	139,901
Previous unrealized (gains)/losses transferred to realized gains/(losses)	(15,263)	12,211	(49,694)
Fair value adjustment in the period	150,690	347,295	408,151
Interest income on certain indirect capital provision assets	2,397	15,006	11,000
Income on capital provision assets	343,302	428,398	509,358
Interest and other income	199	1,870	1,692
Impairment of receivables	–	(4,083)	-
Realized gain on derivative financial liabilities	–	7,000	2,250
Realized loss on derivative financial assets	–	(4,154)	(3,462)
Loss on financial liabilities at fair value through profit or loss	(4,779)	(20,872)	(3,010)
Gain/(loss) on equity securities	(22)	1,169	(4,852)
Total capital provision income as reported on the consolidated statement of comprehensive income	338,700	409,328	501,976

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

Burford generally relies on legally protected information to arrive at its asset valuations and as a result is precluded from disclosing individual asset valuations publicly. However, Burford’s 2019 sale of part of its entitlement to proceeds in the Petersen matter was uniquely of such a size and breadth (including third-party sales organized by Burford’s financial adviser as part of the same transaction, resulting in the total sale of 15% of the entitlement to proceeds) that it was appropriate to use that sales price alone, without consideration of legally protected information, to set its 2019 valuation of its YPF-related assets, which remained the same in 2020. The carrying value of the Group’s YPF-related assets included in capital provision assets (both Petersen and Eton Park combined) was $1,160 million at December 31, 2020 (2019: $1,161 million), including $1,112 million of unrealized gain (2019: $1,114 million).

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

132 Burford Annual Report 2020

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

	(As Restated)
				Burford only
		Elimination of		Capital	Capital
	Consolidated	third-party	Burford only	provision	provision
	total	interests	total	- direct	- indirect
	$’000	$’000	$’000	$’000	$’000
At January 1, 2020	2,432,829	(598,839)	1,833,990	1,649,389	184,601
Additions	295,866	(19,872)	275,994	225,447	50,547
Realizations	(526,588)	286	(526,302)	(336,644)	(189,658)
Income for the period	343,302	(24,575)	318,727	321,002	(2,275)
Foreign exchange gains/(losses)	17,268	(465)	16,803	16,803	—
At December 31, 2020	2,562,677	(643,465)	1,919,212	1,875,997	43,215
Unrealized fair value at December 31, 2020	1,327,842	(413,095)	914,747	914,920	(173)

	(As Restated)
				Burford only
		Elimination of		Capital	Capital
	Consolidated	third-party	Burford only	provision	provision
	total	interests	total	- direct	- indirect
	$’000	$’000	$’000	$’000	$’000
At January 1, 2019	1,871,035	(349,444)	1,521,591	1,289,548	232,043
Additions	562,018	(173,196)	388,822	272,016	116,806
Realizations	(439,359)	43,679	(395,680)	(218,807)	(176,873)
Income for the period	428,398	(113,698)	314,700	302,075	12,625
Transfer to capital provision asset subparticipation	10,700	(6,241)	4,459	4,459	-
Foreign exchange gains	37	61	98	98	-
At December 31, 2019	2,432,829	(598,839)	1,833,990	1,649,389	184,601
Unrealized fair value at December 31, 2019	1,198,057	(421,957)	776,100	772,083	4,017

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

Burford Annual Report 2020 133

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

	(As Restated)
				Burford only
		Elimination of		Capital	Capital
	Consolidated	third-party	Burford only	provision	provision
	total	interests	total	- direct	- indirect
December 31, 2020	$’000	$’000	$’000	$’000	$’000
Realized gains/(losses) relative to cost	205,478	(23,879)	181,599	179,684	1,915
Previous unrealized (gains)/losses transferred to realized gains/(losses)	(15,263)	23,425	8,162	13,644	(5,482)
Fair value adjustment in the period	150,690	(21,724)	128,966	127,674	1,292
Interest income on certain indirect capital provision assets	2,397	(2,397)	-	-	-
Income on capital provision assets	343,302	(24,575)	318,727	321,002	(2,275)
Interest and other income	199	(199)	-	-	-
Loss on financial liabilities at fair value through profit or loss	(4,779)	4,779	-	-	-
Loss on equity securities	(22)	-	(22)	(22)	-
Loss on capital provision asset subparticipations	-	(4,675)	(4,675)	(4,675)	-
Total capital provision income	338,700	(24,670)	314,030	316,305	(2,275)

	(As Restated)
				Burford only
		Elimination of		Capital	Capital
	Consolidated	third-party	Burford only	provision	provision
	total	interests	total	- direct	- indirect
December 31, 2019	$’000	$’000	$’000	$’000	$’000
Realized gains/(losses) relative to cost	53,886	74,538	128,424	120,522	7,902
Previous unrealized (gains)/losses transferred to realized gains/(losses)	12,211	(91,496)	(79,285)	(79,424)	139
Fair value adjustment in the period	347,295	(81,734)	265,561	260,977	4,584
Interest income on certain indirect capital provision assets	15,006	(15,006)	-	-	-
Income on capital provision assets	428,398	(113,698)	314,700	302,075	12,625
Interest and other income	1,870	(1,742)	128	128	-
Impairment of receivable	(4,083)	-	(4,083)	(4,083)	-
Realized gain on derivative financial liabilities	7,000	-	7,000	7,000	-
Realized loss on derivative financial assets	(4,154)	4,154	-	-	-
Loss on financial liabilities at fair value through profit or loss	(20,872)	20,467	(405)	(405)	-
Loss on equity securities	1,169	(1,722)	(553)	(553)	-
Loss on capital provision asset subparticipations	-	(7)	(7)	(7)	-
Total capital provision income	409,328	(92,548)	316,780	304,155	12,625

	(As Restated)
				Burford only
		Elimination of		Capital	Capital
	Consolidated	third-party	Burford only	provision	provision
	total	interests	total	- direct	- indirect
December 31, 2018	$’000	$’000	$’000	$’000	$’000
Realized gains/(losses) relative to cost	139,901	16,854	156,755	142,044	14,711
Previous unrealized (gains)/losses transferred to realized gains/(losses)	(49,694)	(26,832)	(76,526)	(70,523)	(6,003)
Fair value adjustment in the period	408,151	(93,303)	314,848	313,121	1,727
Interest income on certain indirect capital provision assets	11,000	(11,000)	-	-	-
Income on capital provision assets	509,358	(114,281)	395,077	384,642	10,435
Interest and other income	1,692	(1,642)	50	50	-
Realized gain on derivative financial liabilities	2,250	-	2,250	2,250	-
Realized loss on derivative financial assets	(3,462)	3,462	-	-	-
Loss on financial liabilities at fair value through profit or loss	(3,010)	3,010	-	-	-
Loss on equity securities	(4,852)	-	(4,852)	(4,852)	-
Total capital provision income	501,976	(109,451)	392,525	382,090	10,435

134 Burford Annual Report 2020

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

	Consolidated Total	Elimination of third-party entity interests	Burford only
	$’000	$’000	$’000
As at January 1, 2020	31,396	(31,367)	29
Realizations	(31,374)	31,367	(7)
Realized gains/(losses) relative to cost	(9,736)	(1,721)	(11,457)
Previous unrealized (gains)/losses transferred to realized gains/(losses)	9,735	1,721	11,456
Fair value adjustment in the period	(21)	-	(21)
As at December 31, 2020	-	-	-

	Consolidated Total	Elimination of third-party entity interests	Burford only
	$’000	$’000	$’000
As at January 1, 2019	582	-	582
Assets received in kind	29,645	(29,645)	-
Fair value adjustment in the period	1,169	(1,722)	(553)
As at December 31, 2019	31,396	(31,367)	29

Burford Annual Report 2020 135

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

Due from settlement of capital provision assets

	(As Resated)
	2020	2019
Due from settlement of capital provision assets	$'000	$'000
At January 1, 2020	54,358	37,109
Transfer of realizations from capital provision assets	526,588	439,359
Interest and other income	199	1,870
Impairment	-	(3,083)
Proceeds received	(548,593)	(391,252)
Asset received in kind	-	(29,645)
At December 31, 2020	32,552	54,358
Split
Non-current assets	3,750	3,750
Current assets	28,802	50,608
Total due from settlement of capital provision assets	32,552	54,358

The following tables reflect the line-by-line impact of eliminating the interests of third-parties in the entities that Burford consolidates from the due from settlement of capital provision assets balance reported in the consolidated statement of financial position to arrive at Burford’s capital provision asset receivables at December 31, 2020.

	(AS Restated)
				Burford only
	Consolidated total	Elimination of third-party interests	Burford only total	Capital provision -direct	Capital provision -indirect
Due from settlement of capital provision assets	$’000	$’000	$’000	$’000	$’000
At January 1, 2020	54,358	(35,369)	18,989	18,989	-
Transfer of realizations from capital provision assets	526,588	(286)	526,302	336,644	189,658
Interest and other income	199	(199)	-	-	-
Proceeds received	(548,593)	34,010	(514,583)	(324,925)	(189,658)
At December 31, 2020	32,552	(1,844)	30,708	30,708	-

	(As Restated)
				Burford only
	Consolidated total	Elimination of third-party interests	Burford only total	Capital provision -direct	Capital provision -indirect
Due from settlement of capital provision assets	$’000	$’000	$’000	$’000	$’000
At January 1, 2019	37,109	-	37,109	37,109	-
Transfer of realizations from capital provision assets	439,359	243,679	195,680	218,807	176,873
Interest and other income	1,870	1,742	128	128	-
Impairment	(3,083)	-	(3,083)	(3,083)	-
Proceeds received	(391,252)	(180,407)	(210,845)	(233,972)	(176,873)
Asset received in kind	(29,645)	(29,645)	-	-	-
At December 31, 2019	54,358	35,369	18,989	18,989	-

136 Burford Annual Report 2020

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

Burford Annual Report 2020 137

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

138 Burford Annual Report 2020

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

Burford Annual Report 2020 139

Notes to the consolidated financial statements

continued

13. Cash Management assets continued

The cash management income and bank interest on the face of the consolidated statement of comprehensive income comprise:

	2020	2019	2018
	$’000	$’000	$’000
Realized gains/(losses) (see above)	(1,898)	65	527
Fair value movement (see above)	795	(211)	(4,624)
Interest and dividend income	1,096	1,987	1,990
Bank interest income	393	4,862	3,908
Total cash management income and bank interest	386	6,703	1,801

14. Operating expenses

	(As Restated)
	2020	2019	2018
	$’000	$’000	$’000
Staff costs	57,094	49,191	48,198
Share based payments	5,282	4,519	1,686
Pension costs	1,526	1,285	736
Non-executive directors' remuneration**	576	484	415
Non-staff operating expenses	21,279	21,933	14,459
Case-related expenditures ineligible for inclusion in asset cost	1,757	2,903	1,734
Expenses related to equity and listing matters	7,907	1,754	-
Expenses incurred by consolidated entities*
Case-related expenditures ineligible for inclusion in asset cost	3,084	8,343	3,977
Non-staff operating expenses	832	990	626
Legal finance non-cash accrual	6,920	31,312	-
Total operating expenses	106,257	122,714	71,831
*	Additional information on non-employee director compensation is provided above under the heading “Director compensation”

**Expenses incurred by consolidated entities are shown net of adjustments and eliminations as shown in note 23

	2020	2019	2018
Fees paid and payable to Ernst & Young LLP comprise:	$’000	$’000	$’000
Audit fees	2,110	1,386	961
Audit-related fees	116	55	38
Tax fees	737	472	420
All other fees	1,035	14	166
Total fees	3,998	1,927	1,585

140 Burford Annual Report 2020

Notes to the consolidated financial statements

continued

15. Other assets

	(As Restated)
	2020	2019
	$’000	$’000
Trade receivable – insurance	290	658
Trade receivable – services	776	1,547
Asset management receivables	713	825
Reinsurance assets	10,077	3,556
Prepayments	1,954	1,375
Financial asset held at amortized cost	500	500
Tax receivable	10,100	-
Other receivables	7,498	4,757
Total other assets	31,908	13,218

16. Other liabilities

	(As Restated)
	2020	2019
	$’000	$’000
Audit fees payable	2,333	1,385
General expenses payable	37,426	24,782
Payable for capital provision assets	256	36
Lease liabilities	13,520	19,389
Insurance liabilities	12,596	4,527
Tax payable	-	1,311
Legal finance non-cash accrual	38,232	31,312
Total other liabilities	104,363	82,742

The following table sets out the movement in lease liabilities during the year.

	2020	2019
	$’000	$’000
At January 1	19,389	-
Change in accounting policy- impact from adoption of IFRS 16	-	6,785
Restated at January 1	19,389	6,785
Additions	-	13,115
Disposals	(4,282)	-
Lease liabilities interest expense	1,252	869
Payments of lease liabilities during the year	(2,943)	(1,433)
Exchange differences	104	53
At December 31	13,520	19,389

Burford Annual Report 2020 141

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

142 Burford Annual Report 2020

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

Burford Annual Report 2020 143

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

144 Burford Annual Report 2020

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

21. Fair value of assets and liabilities

Valuation methodology

The fair value of financial assets and liabilities continue to be valued using the techniques set out in the accounting policies in note 2.

	(As Restated)
	Level 1	Level 2	Level 3	Total
December 31, 2020	$’000	$’000	$’000	$’000
Assets
Capital provision assets:
Single case	-	-	642,756	642,756
Portfolio	-	-	1,832,543	1,832,543
Legal risk management	-	-	2,212	2,212
Indirect - equity securities	-	-	85,166	85,166
Cash management investments	11,457	5,137	-	16,594
Total assets	11,457	5,137	2,562,677	2,579,271
Liabilities
Capital provision asset subparticipations	-	-	14,107	14,107
Loan capital, at fair value*	646,083	-	-	646,083
Third-party interests in consolidated entities	-	-	635,057	635,057
Total liabilities	646,083	-	649,164	1,295,247
Net total	(634,626)	5,137	1,913,513	1,284,024
*	Loan capital is held at amortized cost in the consolidated financial statements, and the figures disclosed in the above tables represent the fair value equivalent amounts.

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

Burford Annual Report 2020 145

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

	(As Restated)
	Level 1	Level 2	Level 3	Total
December 31, 2019	$’000	$’000	$’000	$’000
Assets
Capital provision assets:
Single case	-	-	458,340	458,340
Portfolio	-	-	1,628,606	1,628,606
Legal risk management	-	-	1,619	1,619
Asset recovery	-	-	86,128	86,128
Indirect - equity securities	65,780	-	192,356	258,136
Equity securities	31,396	-	-	31,396
Cash management investments	37,966	-	-	37,966
Total assets	135,142	-	2,367,049	2,502,191
Liabilities
Financial liabilities at fair value through profit or loss	91,493	-	-	91,493
Capital provision asset subparticipations	-	-	13,944	13,944
Loan capital, at fair value*	629,447	-	-	629,447
Third-party interests in consolidated entities	-	-	623,175	623,175
Total liabilities	720,940	-	637,119	1,358,059
Net total	(585,798)	-	1,729,930	1,144,132
*	Loan capital is held at amortized cost in the consolidated financial statements, and the figures disclosed in the above tables represent the fair value equivalent amounts.

Movements in Level 3 fair value assets and liabilities

The table below provides analysis of the movements in the level 3 financial assets and liabilities.

	(As Restated)
			Transfers				Foreign
	At January 1,	Transfers	between			Income for	exchange	At December
	2020	into level 3	types	Additions	Realizations	the period	gains/(losses)	31, 2020
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Single case	458,340	-	20,300	152,917	(168,639)	176,476	3,362	642,756
Portfolio	1,628,606	-	65,828	142,949	(178,018)	159,452	13,726	1,832,543
Legal risk management	1,619	-	-	-	-	413	180	2,212
Asset recovery	86,128		(86,128)	-	-	-	-	-
Indirect - equity securities	192,356	49,950	-	-	(173,049)	15,909	-	85,166
Total level 3 assets	2,367,049	49,950	-	295,866	(519,706)	352,250	17,268	2,562,677
Capital provision asset subparticipations	(13,944)			(224)	-	61		(14,107)
Third-party interests in consolidated entities	(623,175)	32		(19,872)	19,862	(11,904)		(635,057)
Total level 3 liabilities	(637,119)	32	-	(20,096)	19,862	(11,843)	-	(649,164)

146 Burford Annual Report 2020

Notes to the consolidated financial statements

continued

21. Fair value of assets and liabilities continued

	(As Restated)
							Transfer to
	At	Transfers			Income	Foreign	capital	At
	January 1,	into			for the	exchange	provision asset	December 31,
	2019	level 3	Additions	Realizations	period	gains/(losses)	subparticipation	2019
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Single case	217,703	-	179,727	(37,078)	97,787	201	-	458,340
Portfolio	1,288,979	-	116,232	(52,377)	266,765	(1,693)	10,700	1,628,606
Legal risk management	3,086	-	-	(1,762)	190	105	-	1,619
Asset recovery	42,217	-	30,439	(1,438)	13,485	1,425	-	86,128
Indirect - equity securities	108,549	210,501	149,152	(327,274)	51,428	-	-	192,356
Derivative financial assets	4,154	-	-	-	(4,154)	-	-	-
Total level 3 assets	1,664,688	210,501	475,550	(419,929)	425,501	38	10,700	2,367,049
Capital provision asset subparticipations	(3,244)	-	-	-	-	-	(10,700)	(13,944)
Derivative financial liabilities	(7,000)	-	-	-	7,000	-	-	-
Third-party interests in consolidated entities	(366,926)	12	(167,685)	(15,758)	(72,818)	-	-	(623,175)
Total level 3 liabilities	(377,170)	12	(167,685)	(15,758)	(65,818)	-	(10,700)	(637,119)

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

Burford Annual Report 2020 147

Notes to the consolidated financial statements

continued

21. Fair value of assets and liabilities continued

At December 31, 2020
Consolidated capital provision Level 3 assets

	(As Restated)
	Positive fair value adjustments						Negative fair value adjustments
				Weighted						Weighted
	Total		Aggregate	average(2)	Maximum	Minimum	Total		Aggregate	average(7)	Maximum	Minimum
	carrying		FV	FV	FV	FV	carrying		FV	FV	FV	FV
	value	Cost	adjustment	adjustment(1)	adjustment(1)	adjustment(1)	value	Cost	adjustment	adjustment(5)	adjustment(5)	adjustment(5)
Asset fair valuation factors	$'000	$'000	$'000%		%	%	$'000	$'000	$'000%		%	%
Market transactions(4)	1,159,533	47,988	1,111,545	NA(3)	NA(3)	NA(3)	—	—	—	NA(3)	NA(3)	NA(3)
Ruling or other objective pre-trial event	227,252	148,840	78,412	33%	50%	0%	6,413	10,198	(3,785)	(37)%	(60)%	(32)%
Trial court judgment or tribunal award	67,252	35,910	31,342	50%	60%	35%	196	980	(784)	(80)%	(80)%	(80)%
Appeal judgment	32,148	21,242	10,906	37%	80%	20%	500	1,000	(500)	(50)%	(50)%	(50)%
Settlements	88,827	64,091	24,736	40%	80%	11%	12,000	29,875	(17,875)	(62)%	(70)%	(9)%
Held at cost	580,190	580,190	—	NA(3)	NA(3)	NA(3)	—	—	—	NA(3)	NA(3)	NA(3)
Portfolios with multiple FV factors(6)	294,340	202,238	92,102	36%	60%	(100)%	6,152	13,186	(7,034)	(60)%	(60)%	(60)%
Priced at cost plus accrued interest	72,038	60,991	11,047	NA(3)	NA(3)	NA(3)	13,128	14,826	(1,698)	NA(3)	NA(3)	NA(3)
Other	2,213	—	2,213	100%	100%	100%	495	3,280	(2,785)	(85)%	(85)%	(85)%
Totals:	$2,523,793	$1,161,490	$1,362,303				$38,884	$73,345	($34,461)

	(As Restated)
Total capital provision level 3 assets:	Carrying value	Cost	Unrealized gain
Capital provision - direct	$2,477,511	$1,159,018	$1,318,493
Capital provision - indirect	$85,166	$75,817	$9,349
Total capital provision	$2,562,677	$1,234,835	$1,327842
(4)	As percentage of expected recovery above cost
(5)	Weighted by fair value of asset
(6)	Not valued based on a percentage of expected recovery
(7)	Although market transactions are a significant input into the valuation of these assets, the nature of these market transactions and the influence of other factors on valuation causes these assets to be characterized as Level 3 rather than Levels 1 or 2.
(8)	As percentage of cost
(9)	Portfolios where the underlying cases have multiple FV factors: If a portfolio’s cases have only one FV factor, the portfolio is categorized with that factor. FV adjustment statistics for portfolios represent the weighted average, maximum and minimum adjustments for the underlying cases in those portfolios.
(10)	Weighted by cost of asset

148 Burford Annual Report 2020

Notes to the consolidated financial statements

continued

21. Fair value of assets and liabilities continued

At December 31, 2019
Consolidated capital provision Level 3 assets

	(As Restated)
	Positive fair value adjustments						Negative fair value adjustments
				Weighted						Weighted
	Total		Aggregate	average(2)	Maximum	Minimum	Total		Aggregate	average(7)	Maximum	Minimum
	carrying		FV	FV	FV	FV	carrying		FV	FV	FV	FV
	value	Cost	adjustment	adjustment(1)	adjustment(1)	adjustment(1)	value	Cost	adjustment	adjustment(5)	adjustment(5)	adjustment(5)
Asset fair valuation factors	$'000	$'000	$'000%		%	%	$'000	$'000	$'000%		%	%
Market transactions(4)	1,160,633	46,175	1,114,458	NA(3)	NA(3)	NA(3)	—	—	—	NA(3)	NA(3)	NA(3)
Ruling or other objective pre-trial event	71,592	51,046	20,546	27%	40%	10%	9,897	18,050	(8,153)	(45)%	(100)%	(32)%
Trial court judgment or tribunal award	45,367	26,092	19,275	49%	60%	40%	—	980	(980)	(60)%	(60)%	(60)%
Appeal judgment	21,431	16,242	5,189	20%	20%	20%	392	6,000	(5,608)	(40)%	(50)%	(38)%
Settlements	66,156	51,078	15,078	38%	100%	11%	3,625	27,053	(23,428)	(54)%	(70)%	(9)%
Held at cost	586,768	586,768	—	NA(3)	NA(3)	NA(3)	12,263	—	12,263	NA(3)	NA(3)	NA(3)
Portfolios with multiple FV factors(6)	193,900	161,984	31,916	53%	100%	(100)%	—	—	—	NA(3)	NA(3)	NA(3)
Priced at cost plus accrued interest	179,147	143,610	35,537	NA(3)	NA(3)	NA(3)	13,209	14,826	(1,617)	NA(3)	NA(3)	NA(3)
Other	1,619	—	1,619	100%	100%	100%	1,050	19,088	(18,038)	(94)%	(100)%	(64)%
Totals:	$2,326,613	$1,082,995	$1,243,618				$40,436	$85,997	($45,561)		—	—

	(As Restated)
Total capital provision level 3 assets:	Carrying value	Cost	Unrealized gain
Capital provision - direct	$2,174,693	$1,010,556	$1,164,137
Capital provision - indirect	$192,356	$158,436	$33,920
Total capital provision	$2,367,049	$1,168,992	$1,198,057
(11)	As percentage of expected recovery above cost
(12)	Weighted by fair value of asset
(13)	Not valued based on a percentage of expected recovery
(14)	Although market transactions are a significant input into the valuation of these assets, the nature of these market transactions and the influence of other factors on valuation causes these assets to be characterized as Level 3 rather than Levels 1 or 2.
(15)	As percentage of cost
(16)	Portfolios where the underlying cases have multiple FV factors: If a portfolio's cases have only one FV factor, the portfolio is categorized with that factor. FV adjustment statistics for portfolios represent the weighted average, maximum and minimum adjustments for the underlying cases in those portfolios.
(17)	Weighted by cost of asset

Following origination, the Group engages in a semi-annual review of each capital provision asset’s fair value. At December 31, 2020, should the value of those instruments have been 10% higher or lower than provided for in the Group’s fair value estimation, while all other variables remained constant, the Group’s income and net assets would have increased and decreased respectively by $191,351,000 (2019: $172,993,000). The impact has been provided on a pre-tax basis on both income and net assets as the Group considers the fluctuation in the Group’s effective tax rate from period to period could indicate changes in sensitivity not driven by the valuation that are difficult to follow and detract from the comparability of this information.

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

Burford Annual Report 2020 149

22. Risk management

Market and asset risk

The Group is exposed to market and asset risk with respect to its cash management assets, capital provision assets, financial liabilities at fair value through profit or loss and derivative financial assets and liabilities. The maximum risk equals the fair value of all such financial instruments.

With respect to the Group’s cash management assets, consisting of corporate bonds and investment funds, market risk is the risk that the fair value of financial instruments will fluctuate due to changes in market variables such as interest rates, credit risk, security and bond prices and foreign exchange rates. At December 31, 2020, should the prices of the investments in corporate bonds and investment funds have been 10% higher or lower while all other variables remained constant, the Group’s income and net assets would have increased and decreased respectively by $1,660,000 (2019: $3,797,000).

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

Liabilities

	(As Restated)
							Total
	Less than	3 to 6	6 to 12	1 to 5	Greater than	No contractual	undiscounted
	3 months	months	months	years	5 years	maturity date	cash outflows
December 31, 2020	$'000	$'000	$'000	$'000	$'000	$'000	$'000
Loan interest payable	9,342	10,151	19,493	163,596	11,942	—	214,524
Other liabilities	40,582	600	1,203	8,319	6,541	38,264	95,509
Loan capital	—	—	—	434,313	238,858	—	673,171
Capital provision asset subparticipations	—	—	—	—	—	14,107	14,107
Third-party interests in consolidated entities	—	—	—	—	—	635,057	635,057
	49,924	10,751	20,696	606,228	257,341	687,428	1,632,368

150 Burford Annual Report 2020

Notes to the consolidated financial statements

continued

22. Risk management continued

	(As Restated)
							Total
	Less than	3 to 6	6 to 12	1 to 5	Greater than	No contractual	undiscounted
	3 months	months	months	years	5 years	maturity date	cash outflows
December 31, 2019	$'000	$'000	$'000	$'000	$'000	$'000	$'000
Financial liabilities at fair value through profit or loss	91,493	—	—	—	—	—	91,493
Due to brokers	51,401	—	—	—	—	—	51,401
Loan interest payable	9,376	9,825	19,201	138,155	34,143	—	210,700
Other liabilities	28,072	791	1,587	12,455	10,029	31,046	83,980
Loan capital	—	—	—	250,990	411,175	—	662,165
Capital provision asset subparticipations	—	—	—	—	—	13,944	13,944
Third-party interests in consolidated entities	—	—	—	—	—	623,175	623,175
	180,342	10,616	20,788	401,600	455,347	668,165	1,736,858

The tables below present an analysis of the Group’s assets and liabilities split between a current and non-current classification.

	(As Restated)
	December 31, 2020			December 31, 2019
	Current	Non-current	Total	Current	Non-current	Total
Assets	$'000	$'000	$'000	$'000	$'000	$'000
Cash and cash equivalents	322,190	—	322,190	186,621	—	186,621
Cash management assets	16,594	—	16,594	37,966	—	37,966
Due from brokers	—	—	—	95,226	—	95,226
Other assets	21,377	10,531	31,908	9,207	4,011	13,218
Due from settlement of capital provision assets	28,802	3,750	32,552	50,608	3,750	54,358
Capital provision assets	—	2,562,677	2,562,677	—	2,432,829	2,432,829
Equity securities	—	—	—	31,367	29	31,396
Property, plant and equipment	—	14,593	14,593	—	20,184	20,184
Intangible asset	—	—	—	—	8,703	8,703
Goodwill	—	134,032	134,032	—	133,999	133,999
Deferred tax asset	—	256	256	—	24,939	24,939
Total assets	388,963	2,725,839	3,114,802	410,995	2,628,444	3,039,439

	(As Restated)
	December 31, 2020			December 31, 2019
	Current	Non-current	Total	Current	Non-current	Total
Liabilities	$'000	$'000	$'000	$'000	$'000	$'000
Financial liabilities at fair value through profit or loss	—	—	—	91,493	—	91,493
Due to brokers	—	—	—	51,401	—	51,401
Loan interest payable	9,556	—	9,556	9,462	—	9,462
Other liabilities	41,759	62,604	104,363	29,324	53,418	82,742
Loan capital	—	667,814	667,814	—	655,880	655,880
Capital provision asset subparticipations	—	14,107	14,107	—	13,944	13,944
Third-party interests in consolidated entities	—	635,057	635,057	—	623,175	623,175
Deferred tax liability	—	22,325	22,325	—	9,662	9,662
Total liability	51,315	1,401,907	1,453,222	181,680	1,356,079	1,537,759

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

Burford Annual Report 2020 151

Notes to the consolidated financial statements

continued

22. Risk management continued

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

At December 31, 2020, the Group’s net exposure to currency risk could be analyzed as follows:

	Capital provision assets	Other net assets/ (liabilities)
	$'000	$'000
US dollar	2,310,372	(410,392)
Sterling	79,748	(490,626)
Euro	168,975	78
Australian dollar	3,582	(157)
Swiss Franc	—	—
	2,562,677	(901,097)

152 Burford Annual Report 2020

Notes to the consolidated financial statements

continued

22. Risk management continued

At December 31, 2019, the Group’s net exposure to currency risk was analyzed as follows:

	Capital provision assets	Other net assets/ (liabilities)
	$'000	$'000
US dollar	2,225,250	(450,237)
Sterling	65,290	(480,912)
Euro	139,418	—
Australian Dollar	2,689	—
Swiss Franc	182	—
	2,432,829	(931,149)

At December 31, 2020, should the Sterling, Euro, Australian dollar and Swiss Franc have strengthened or weakened by 10% against the US dollar and all other variables held constant, the Group’s net profit and net assets would have (decreased)/increased and increased/(decreased) respectively as noted in the table below:

	(As Restated)
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

	(As Restated)
	2020	2019
	$'000	$'000
Non interest-bearing	1,872,451	1,635,449
Interest-bearing -floating	390,662	374,904
Interest-bearing -fixed rate	(601,533)	(508,673)
Total net assets	1,661,580	1,501,680

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

Burford Annual Report 2020 153

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

Management of capital

The managed capital of the group consists of total equity shareholders fund of $1,662 million (2019: $1,502 million) and loan capital of $668 million (2019 : $656 million) The Group’s approach to capital management is intended to ensure adequate liquidity to meet its funding commitments and ongoing expenses while also ensuring that adequate resources are available to finance new assets as opportunities arise.

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

154 Burford Annual Report 2020

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

Burford Annual Report 2020 155

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

156 Burford Annual Report 2020

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

Burford Annual Report 2020 157

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

27. Profit per ordinary share and comprehensive income per ordinary share (As Restated)

Profit per ordinary share is calculated based on profit attributable to ordinary shareholders for the year of $164,778,000 (2019: $180,795,000, 2018: $317,577,000) and the weighted average number of ordinary shares in issue for the year of 218,919,822 (2019: 218,649,877, 2018: 210,776,771). Comprehensive income per ordinary share is calculated based on total comprehensive income attributable to ordinary shareholders for the year of $154,572,000 (2019: $163,270,000, 2018: $342,278,000), and the same weighted average number of ordinary shares in issue as above. The effect of dilution is attributable to the addition of 1,141,719 shares related to the LTIP (2019: 973,268, 2018: 554,680).

28. Dividends

Dividends on outstanding ordinary shares are payable at the discretion of the Board of Directors. The Directors have recommended that shareholders approve a final dividend of 12.5¢ for 2020, payable on June 18, 2021. Interim and final dividends for 2020 and prior years were:

	2020	Record date	2019	Record date	2018	Record date
Interim dividend	—		4.17¢	November 15, 2019	3.67¢	November 9, 2018
Final dividend	12.50¢	May, 28, 2021	—		8.83¢	May 24, 2019
Total dividend	12.50¢		4.17¢		12.50¢

158	Burford Annual Report 2020

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

		Elimination of
	Consolidated total	third-party interests	Burford only
December 31, 2020	$'000	$'000	$'000
Definitive	477,921	130,694	347,227
Discretionary	682,721	107,958	574,763
Total	1,160,642	238,652	921,990
Legal risk (definitive)	93,970	(6,233)	87,737

		Elimination of
	Consolidated total	third-party interests	Burford only
December 31, 2019	$'000	$'000	$'000
Definitive	342,452	(53,939)	288,513
Discretionary	639,102	(99,007)	540,095
Total	981,554	(152,946)	828,608
Legal risk (definitive)	89,294	(6,233)	83,061

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

Key management personnel

Details of Directors’ remuneration and interests are disclosed in the “Governance” section on page 84. IAS 24 “Related party disclosures” requires the aggregate key management personnel disclosure for the year ended December 31, 2020, of salaries and fees of $1,457,000 (2019:$484,000, 2018: $415,000 ), cash bonus $4,500,000 (2019 & 2018: $nil), LTIP granted $1,850,000 (2019 & 2018: $nil), company contribution to 401(k) plan $11,400 (2019 & 2018: $nil), and amounts accrued, but not yet payable under long-term carry arrangements of $2,132,000 (2019: $15,656,000, 2018: $nil). In addition, key management personnel had aggregate holdings at December 31, 2020 of 9,599,297 shares (2019: 562,410), $1,177,710 of bonds (2019: $677,710) and $3,550,000 of commitments to managed funds (2019: $1,550,000).

31. Subsequent events

On April 5, 2021 the Company completed the private offering of $400 million aggregate principal amount of 6.25% senior notes due 2028 (the "2028 Notes") by its indirect, wholly owned subsidiary, Burford Capital Global Finance LLC. The Notes are guaranteed on a senior unsecured basis by the Company as well as Burford Capital Finance LLC and Burford Capital PLC, both indirect, wholly owned subsidiaries of the Company.

160	Burford Annual Report 2020

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

Burford Annual Report 2020 161

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

162 Burford Annual Report 2020

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

Burford Annual Report 2020 163

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

164 Burford Annual Report 2020

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

Burford Annual Report 2020 165

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

166 Burford Annual Report 2020

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

Burford Annual Report 2020 167

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

Burford Annual Report 2020 168

Key information
continued

▪	There are inherent uncertainties involved in estimates, judgments and assumptions used in the preparation of financial statements in accordance with IFRS. Any changes in these estimates, judgments or assumptions, including any changes as a result of changes in accounting principles and guidance, or their interpretation, could result in unfavorable accounting charges or effects.
▪	We are subject to the risk of being deemed an investment company.
▪	Legal, political and economic uncertainty surrounding the effects of Covid-19 could adversely impact our business, financial condition and results of operations.
▪	Litigation and legal proceedings against us could adversely impact our business and financial condition.
▪	Our success depends substantially on the continued retention of certain key personnel and our ability to hire and retain qualified personnel in the future.

Information Technology, Third-Party Service Providers and Cybersecurity RISKS

▪	The failure of our third-party service providers to fulfill their obligations, or misconduct by our third-party providers, may have a material adverse effect on our business.
▪	Our operations are dependent on the proper functioning of information technology systems.
▪	Cybersecurity risks could result in the loss of data, interruptions in our business, damage to our reputation, and subject us to regulatory actions, increased costs and financial losses, each of which could have a material adverse effect on our business and results of operations.
▪	Our international operations subject us to increased risks.
▪	We may not be able to generate sufficient cash to service our indebtedness and may be forced to take other actions to meet our obligations under our indebtedness, which may not be successful.
▪	We may face exposure to foreign currency exchange rate fluctuations and may hold unhedged securities positions.
▪	The tax treatment of our financing agreements is subject to significant uncertainty.

Risks related to our ordinary shares

▪	Our ordinary shares are traded on more than one market, which may result in price and volume variations.
▪	The trading price of our ordinary shares may fluctuate significantly.
▪	If equity research analysts do not publish research or reports about our business or if they issue unfavorable commentary, the price of our ordinary shares could decline.
▪	We cannot assure you that we will pay dividends or distributions.
▪	Future sales or the issuances of our securities may cause the market price of our ordinary shares to decline.
▪	We are an “emerging growth company” which may make our ordinary shares less attractive to investors.
▪	We are a foreign private issuer (FPI) within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to US domestic public companies.
▪	As an FPI whose shares are listed on the NYSE, we intend to follow certain home country corporate governance practices instead of certain NYSE requirements.
▪	The restatement of our previously issued financial statements, the errors that resulted in such restatement, the material weaknesses that were identified in our internal control over financial reporting, the determination that our internal control over financial reporting and disclosure controls and procedures were not effective and the possibility of any future occurrences thereof could impact the reliability of our financial statements and could result in loss of investor confidence, shareholder litigation or governmental proceedings or investigations, any of which could cause the market value of our ordinary shares or debt securities to decline or impact our ability to access the capital markets.
▪	If we are classified as a passive foreign investment company (PFIC) for US federal income tax purposes, that classification could result in adverse US federal income tax consequences to US investors.

Risks related to our incorporation in Guernsey

▪	Your rights and protections as our shareholder will be governed by Guernsey law, which may differ in certain material respects from the rights and protections of shareholders of US corporations.
▪	The Royal Court of Guernsey may require a party to litigation to reimburse the prevailing party for its costs

Burford Annual Report 2020 169

Key information
continued

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

170 Burford Annual Report 2020

Key information
continued

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

Certain of our individual assets represent a significant portion of the fair value of our capital provision assets. We have one set of exposures on YPF-related assets that, by virtue of fair value adjustments to our carrying value of those assets, account for 45% of our capital provision assets as of December 31, 2020. The carrying value of Burford’s YPF-related assets on its consolidated balance sheet (both Petersen and Eton Park combined) was $1,160 million as of December 31, 2020, including $1,112 million of unrealized gain. Although none of our 2020 capital provision income came from the YPF-related assets, in 2019 the capital provision income from the YPF-related assets was $245million of unrealized gains.

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

We use internally developed models and other decision science tools in our operations, including to assist in evaluating the expected return of potential legal finance assets. At the time we enter into a contract to finance a legal asset, however, we are likely to have imperfect information about the litigation matter in question and the likely future

Burford Annual Report 2020 171

Key information
continued

outcome. In addition, our historical information about cases or portfolios of cases may not be indicative of the characteristics of subsequent cases or portfolios of cases within the same industry or with comparable other characteristics, and our internal databases and external statistical data may not be as extensive as needed for comprehensive decision science. If the statistical models and decision science tools we use fail to accurately evaluate and predict returns, there could be a material adverse effect on our business, results of operations or financial condition.

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

172 Burford Annual Report 2020

Key information
continued

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

Burford Annual Report 2020 173

Key information
continued

We have a number of assets involving a single law firm. As of December 31, 2020, our aggregate legal finance assets involving a single law firm (one of the 50 largest law firms in the United States based on revenue, according to The American Lawyer) represented 12% of our Group-wide commitments (11% Burford-only balance sheet) and provided 40% of our consolidated total income in 2020 (41% Burford-only total income). These assets include both (i) financing arrangements between us and the law firm and (ii) direct financing arrangements with counterparties who elect to hire the law firm. Accordingly, although our direct financial exposure to the law firm is limited to matters in which it is our counterparty, if such firm were to encounter financial difficulties, dissolve or suffer a substantial loss of personnel, there could be a material adverse effect on our business, results of operation and financial condition.

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

174 Burford Annual Report 2020

Key information
continued

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

Burford Annual Report 2020 175

Key information
continued

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

176 Burford Annual Report 2020

Key information
continued

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

Burford Annual Report 2020 177

Key information
continued

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

178 Burford Annual Report 2020

Key information
continued

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

Burford Annual Report 2020 179

Key information
continued

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

180 Burford Annual Report 2020

Key information
continued

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

Burford Annual Report 2020 181

Key information
continued

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

We structure our financings on a case-by-case basis in consultation with our professional advisers and seek to comply with applicable law. However, there is limited authority and significant uncertainty regarding the tax treatment of litigation finance, or the structures through which we provide our financing, in the applicable jurisdictions in which they are made. Accordingly, there can be no guarantee that an applicable taxing authority will accept our position on the tax treatment of a financing, or the structures we employ. If an applicable taxing authority were to successfully maintain a different position, the value of our assets could be adversely affected, we could be subject to additional tax liability or both. In addition, tax laws and regulations are under constant development and often subject to change as a result of government policy. Changes in applicable tax laws could adversely affect the taxation of our assets or us.

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

182 Burford Annual Report 2020

Key information
continued

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

Burford Annual Report 2020 183

Key information
continued

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

The restatement of our previously issued financial statements, the errors that resulted in such restatement, the material weaknesses that were identified in our internal control over financial reporting, the determination that our internal control over financial reporting and disclosure controls and procedures were not effective and the possibility of any future occurrences thereof could impact the reliability of our financial statements and could result in loss of investor confidence, shareholder litigation or governmental proceedings or investigations, any of which could cause the market value of our ordinary shares or debt securities to decline or impact our ability to access the capital markets.

As a Guernsey-incorporated company traded on AIM, a market operated by the London Stock Exchange, Burford has, since its inception in 2009, produced annual financial statements that have been prepared under IFRS and audited pursuant to International Standards on Auditing (ISA). As long as Burford remains a foreign private issuer for US securities law purposes, Burford will continue to report under IFRS unless it makes a voluntary change to begin reporting under US Generally Accepted Accounting Principles (US GAAP). Burford made a voluntary election to begin reporting under US GAAP for the year ended December 31, 2021 and comparative periods. As a US registrant, Burford is

184 Burford Annual Report 2020

Key information
continued

now also subject to an audit by a firm subject to the oversight of the Public Company Accounting Oversight Board (PCAOB), which imposes a different set of auditing standards than that of ISA. Moreover, we have become subject to the requirements of the Sarbanes-Oxley Act (Sarbanes-Oxley). The SEC rules implementing Section 404(a) of Sarbanes-Oxley require a company subject to the reporting requirements of the Exchange Act to complete a comprehensive evaluation of its internal control over financial reporting. To comply with these rules, we are required to assess, document and test our internal control procedures, and our management is required to assess and issue a report concerning our internal controls over financial reporting. Under the JOBS Act, Emerging Growth Companies (EGCs), like the Company, are exempt from certain reporting requirements, including the independent auditor attestation requirements of Section 404(b) of Sarbanes-Oxley. Under this exemption, our independent auditor will not be required to attest to and report on management’s assessment of our internal controls over financial reporting during a transition period that will end after five years or at such earlier time as we cease to be an EGC. However, in our annual report filing, we will be required to report on the effectiveness of our internal controls over financial reporting. We are preparing for compliance with Section 404(a) of Sarbanes-Oxley and the related rules by assessing, documenting and testing our system of internal controls to provide the basis for concluding that we are in compliance for our annual report for the year ending December 31, 2021.

Under the PCAOB auditing standards applicable to us as a reporting company under the Exchange Act, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our consolidated financial statements will not be prevented or detected on a timely basis.

During 2020, we and our independent registered public accounting firm undertook procedures to assess our internal control over financial reporting in accordance with the PCAOB auditing standards applicable to SEC registrants. In the course of those procedures, we and our accounting firm identified two areas related to (i) the lack of information technology general controls around user access and change management for information systems that are relevant to the preparation of financial statements and (ii) the inadequate segregation of duties in our internal control environment that represented material weaknesses under the PCAOB standards. These items did not impact our historical financial statements. Accordingly, during 2020, we began to implement procedures to address compliance with Section 404 of Sarbanes-Oxley, including enhanced procedures with respect to the two areas identified as material weaknesses earlier in the year. We believe that our internal controls with respect to these identified weaknesses were remediated as of December 31, 2020 and remain effective and we will continue to enhance and test our system of internal control over financial reporting in conjunction with satisfying Section 404 of Sarbanes-Oxley.

As previously announced, (i) the conversion to US GAAP resulted in a change to our historical approach to the consolidation of certain subsidiaries, most notably Colorado, and (ii) we determined that the potential future expense associated with “carry” payments that may be payable to certain employees in connection with future realized investment performance should be applied to the years ended December 31, 2019, 2020 and 2021 as opposed to being entirely recognized during the year ended December 31, 2021. As a result, in connection with the revisions made in this annual report on Form 20-F/A, management re-evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2020 and concluded that such controls and procedures were not effective as a result of a material weakness in our internal control over financial reporting as of December 31, 2020. See “Controls and procedures—Changes in internal control over financial reporting” for additional information relating to such material weakness. As a result of errors attributable to this material weakness, we were required to restate our historical financial statements for the year ended December 31, 2020 and prior years.

While we have revisited and enhanced our controls that are designed to identify and capture instances of complex accounting implications, such as the consolidation of Colorado and the legal finance non-cash accrual, and believe the additional material weakness that was identified has been remediated at the time of filing of this amendment, and have generally enhanced our compliance program under the Sarbanes-Oxley Act during the year ended December 31, 2021, there can be no assurance that additional material weaknesses will not be identified in the future. If additional material weaknesses are identified in the future, our ability to record, process and report financial information accurately and to prepare consolidated financial statements within the time periods specified by the rules and regulations of the SEC could be adversely affected. This could in turn subject us to shareholder litigation or adverse regulatory consequences, including sanctions by the SEC or violations of the applicable listing rules of the NYSE, which may result in a breach of the covenants under our existing or future debt instruments. In addition, any failure to implement and maintain effective internal control over financial reporting could adversely affect the results of periodic management evaluations and the independent registered public accounting firm’s annual attestation reports regarding

Burford Annual Report 2020 185

Key information
continued

the effectiveness of our internal control over financial reporting. There could also be a negative reaction in the financial markets due to a loss of investor confidence in us and the reliability of our consolidated financial statements, which could have a material adverse effect on our business, financial position, results of operations and/or liquidity and lead to a decline in the market price of our ordinary shares or debt securities or impact our ability to access the capital markets.

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

186 Burford Annual Report 2020

Key information
continued

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

Burford Annual Report 2020 187

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

	(As Restated)
	Less than			More than
	1 year	1 to 3 years	3 to 5 years	5 years	No maturity	Total
December 31, 2020	$'000	$'000	$'000	$'000	$'000	$'000
Loan interest payable	38,986	109,301	54,296	11,942	—	214,525
Other liabilities	42,385	4,551	3,768	6,541	38,264	95,509
Loan capital	—	—	117,823	555,348	—	673,171
Capital provision asset subparticipations	—	—	—	—	14,107	14,107
Third-party interests in consolidated entities	—	—	—	—	635,057	635,057
	81,371	113,852	175,887	573,831	687,428	1,632,369

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

188 Burford Annual Report 2020

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

Burford Annual Report 2020 189

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

Ownership threshold above which shareholder ownership must be disclosed

Article 3.15 of our articles of incorporation provides that we may send notice to any person who we know or have reasonable cause to believe is, or at any time during the preceding three years was, interested in our shares requiring that person to confirm such interest and provide additional details with respect to that interest. In addition, Article

190 Burford Annual Report 2020

Key information
continued

3.19 of our articles of incorporation provides that a shareholder must notify us if the percentage of voting rights it holds require notification under Rule 5 of the Disclosure and Transparency Rules of the United Kingdom Financial Conduct Authority. The Disclosure and Transparency Rules impose an obligation on persons to notify the Company of the percentage of voting rights held as a shareholder, or through the direct or indirect holding of financial instruments, if the percentage of voting rights held in the Company reaches, exceeds or falls below 3% or any 1% threshold above 3%.

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

Burford Annual Report 2020 191

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

▪

The certificate of incorporation or bylaws may specify the number to constitute a quorum, but in no event shall a quorum consist of less than one-third of shares entitled to vote at a meeting. In the absence of such specifications, a majority

▪

Unless the memorandum or articles of incorporation provide otherwise, directors are appointed by ordinary resolution of the shareholders.

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

192 Burford Annual Report 2020

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

Burford Annual Report 2020 193

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

▪

Subject to the articles of incorporation, there is no requirement for dividends to be

194 Burford Annual Report 2020

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

Burford Annual Report 2020 195

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

196 Burford Annual Report 2020

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

Burford Annual Report 2020 197

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

198 Burford Annual Report 2020

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

Burford Annual Report 2020 199

Key information
continued

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

200 Burford Annual Report 2020

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

Burford Annual Report 2020 201

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

202 Burford Annual Report 2020

Key information
continued

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

Burford Annual Report 2020 203

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

204 Burford Annual Report 2020

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

Burford Annual Report 2020 205

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

206 Burford Annual Report 2020

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

The company’s management, with the participation of the company’s chief executive and chief financial officer, has evaluated the effectiveness of the company’s disclosure controls and procedures pursuant to Exchange Act Rule 13a-15(b) as of December 31, 2020. At the time the company’s annual report on Form 20-F for the year ended December 31, 2020 was filed on March 24, 2021, the company’s chief executive and chief financial officer concluded that the company’s disclosure controls and procedures were effective as of December 31, 2020. Subsequent to that evaluation, the company’s chief executive and chief financial officer concluded that, as a result of the material weakness in internal control over financial reporting described below, the company’s disclosure controls and procedures were not effective at the reasonable assurance level as of December 31, 2020. The company is amending this “Controls and procedures” section of its annual report on Form 20-F for the year ended December 31, 2020 to reflect the conclusion by management that there was a material weakness in internal control over financial reporting as of December 31, 2020. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

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

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During 2020, we and our independent registered public accounting firm undertook procedures to assess our internal control over financial reporting in accordance with the PCAOB auditing standards applicable to SEC registrants. In the course of those procedures, we and our accounting firm identified two areas related to (i) the lack of information technology general controls around user access and change management for information systems that are relevant to the preparation of financial statements and (ii) the inadequate segregation of duties in our internal control environment that represented material weaknesses under the PCAOB standards. These items did not impact our historical financial statements. Accordingly, during 2020, we began to implement procedures to address compliance with Section 404 of Sarbanes-Oxley, including enhanced procedures with respect to the two areas identified above as material weaknesses earlier in the year and we believe that our internal controls with respect to these identified weaknesses were remediated as of December 31, 2020 and remain effective.

In connection with the company’s preparations for conversion to reporting under US GAAP beginning with its consolidated financial statements for the year ended December 31, 2021 and further consideration of the potential future expense associated with “carry” payments that may be payable to certain employees in connection with future realized investment performance and the company’s approach to the consolidation of certain subsidiaries, management has identified an additional control deficiency related to the application of IFRS to complex accounting issues (including non-routine and unusual transactions) as of December 31, 2020 that constituted a material weakness.

Burford Annual Report 2020 207

Key information
continued

This additional material weakness resulted in the restatement of the company’s audited consolidated financial statements as of and for the years ended December 31, 2020, 2019 and 2018 and unaudited condensed consolidated financial statements for the six-month periods ended June 30, 2021 and 2020 to correct errors relating to the consolidation of Colorado and potential future expense associated with “carry” payments that may be payable to certain employees in connection with future realized investment performance described under “Explanatory Note”.

In connection with its conversion to US GAAP and the implementation and enhancement of the company’s compliance program under the Sarbanes-Oxley Act, the company has revisited and enhanced its controls that are designed to identify and capture instances of complex accounting issues, such as the consolidation of Colorado and the legal finance non-cash accrual, and its processes for review of such issues. As it has matured, the company has also hired additional personnel with knowledge of complex accounting matters to augment its finance department. Following the implementation of the measures described above, management believes the additional material weakness that was identified has been remediated at the time of filing of this amendment.

Except as otherwise discussed above, no changes in our internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act, occurred during the year ended December 31, 2021 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Principal accountant fees and services

The Audit Committee monitors and preapproves the fees paid to the external auditor for all audit and non-audit services. It has developed and approved a policy with clear guidelines on the engagement of the independent auditor firm. This policy is designed to help ensure that the independence of the external auditor is maintained. It limits the scope of services that the external auditor may provide to the Company, stipulating certain permissible types of audit-related and non-audit services, including tax services and other services that have been preapproved by the Audit Committee. The Audit Committee preapproves all other services on a case-by-case basis.

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

208 Burford Annual Report 2020

EXHIBITS

Exhibit No.	Description
1.1

Articles of Incorporation (incorporated by reference to Exhibit 1.1 to the Registration Statement on Form 20-F of Burford Capital Limited (File No. 001-39511) as filed with the SEC on September 11, 2020 (the “Registration Statement”)).

1.2	Memorandum of Incorporation (incorporated by reference to Exhibit 1.2 to the Registration Statement).
2.1

Description of Securities (incorporated by reference to Exhibit 2.1 to the Annual Report on Form 20-F for the year ended December 31, 2020 of Burford Capital Limited (File No. 001-39511) as filed with the SEC on March 24, 2021 (the “Original 2020 Annual Report”).

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

4.5	Long-Term Incentive Plan, amended and renewed as of May 13, 2020 (incorporated by reference to Exhibit 4.5 to the Registration Statement).
8.1	List of Subsidiaries of Burford Capital Limited (incorporated by reference to Exhibit 8.1 to the Original 2020 Annual Report).
12.1*	Certification of Chief Executive Officer Required by Rule 13a-14(a).
12.2*	Certification of Chief Financial Officer Required by Rule 13a-14(a).
13.1*	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.
15.1*	Consent of Ernst & Young LLP
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

104	Cover Page
*	Filed herewith
**	Furnished herewith

Burford Annual Report 2020 209

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No.1 to its Annual Report on Form 20-F for the year ended December 31, 2020 on its behalf.

BURFORD CAPITAL LIMITED,

By: /s/ Charles Parkinson

Name: Charles Parkinson

Title: Authorized Person

Dated: March 29, 2022

Burford Annual Report 2020 210

Cross reference

p

Item		Form 20-F caption	Location in this document
1		Identity of directors, senior management and advisers	N/A
2		Offer statistics and expected timetable	N/A
3		Key information
	A	Selected financial data	14-17, 74, see also Item 5
	B	Capitalization and indebtedness	N/A
	C	Reasons for the offer and use of proceeds	N/A
	D	Risk factors	170-186
784		Information on the Company
	A	History and development of the Company	5-6, 204
	B	Business overview	6-17, 50-53, 83-86, see also Item 5
	C	Organizational structure	5-6
	D	Property, plant and equipment	6
4a		Unresolved staff comments	N/A
5		Operating and financial review and prospects
	A	Operating results	14-26, 63-65, 187-189, see also Item 5.D
	B	Liquidity and capital resources	14-17, 25-26, 70-73
	C	Research and development, patent and licenses	26
	D	Trend information	4, 14-17, 36-69, 75-82, 85-86, see also Item 5.A
	E	Off-balance sheet arrangements	187
	F	Tabular disclosure of contractual obligations	188
	G	Safe harbor	3
6		Directors, senior management and employees
	A	Directors and senior management	87-91
	B	Compensation	92-95
	C	Board practices	87, 92, 95-98
	D	Employees	92
	E	Share ownership	92-95
7		Major shareholders and related party transactions
	A	Major shareholders	99
	B	Related party transactions	99
	C	Interests of experts and counsel	N/A
8		Financial information
	A	Consolidated statements and other financial information	See Item 18, 74, 85, 189
	B	Significant changes	160
9		The offer and listing
	A	Offer and listing details	5
	B	Plan of distribution	N/A
	C	Markets	5
	D	Selling shareholders	N/A
	E	Dilution	N/A
	F	Expenses of the issue	N/A
10		Additional information
	A	Share capital	N/A
	B	Memorandum and articles of association	188-199
	C	Material contracts	199-200
	D	Exchange controls	200
	E	Taxation	200-204
	F	Dividends and paying agents	N/A
	G	Statements by experts	N/A
	H	Documents on display	204
	I	Subsidiary information	N/A
11		Quantitative and qualitative disclosures about market risk	204-206
12		Description of securities other than equity securities
	A	Debt securities	N/A
	B	Warrants and rights	N/A
	C	Other securities	N/A
	D	American depositary shares	N/A
13		Defaults, dividend arrearages and delinquencies	N/A
14		Material modifications to the rights of security holders and use of proceeds	N/A
15		Controls and procedures	207-208
16A		Audit committee financial expert	97
16B		Code of ethics	208
16C		Principal accountant fees and services	140, 208
16D		Exemptions from the listing standards for audit committees	N/A

Burford Annual Report 2020 211

16E	Purchases of equity securities by the issuer and affiliated purchasers	N/A
16F	Change in registrant’s certifying accountant	N/A
16G	Corporate governance	95-98
16H	Mine safety disclosure	N/A
17	Financial statements	See Item 18
18	Financial statements	107-160
19	Exhibits	209

212 Burford Annual Report 2020

Further information

Directors Sir Peter Middleton (Chairman) Hugh Steven Wilson (Deputy Chairman) Christopher Bogart Robert Gillespie Andrea Muller Charles Nigel Kennedy Parkinson John Sievwright	Independent auditor Ernst & Young LLP St. Julian’s Avenue St Peter Port Guernsey GY1 2HH

Registered office Oak House Hirzel Street St Peter Port Guernsey GY1 2NP	Advisors to the company on Guernsey law Ogier (Guernsey) LLP Redwood House St Julian’s Avenue St Peter Port Guernsey GY1 1WA

Advisors to the company on English law Freshfields Bruckhaus Deringer LLP 65 Fleet Street London EC4Y 1HS	Advisors to the company on US law Cravath, Swaine & Moore LLP 825 Eighth Avenue New York, New York 10019

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

Burford Annual Report 2020 213

Further information
continued

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

214 Burford Annual Report 2020