Form 20-F
period 2021-12-31
Burford Capital Ltd
filed 2022-03-29
CIK 1714174

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark one)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2021

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 001-39511

BURFORD CAPITAL LIMITED

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Bailiwick of Guernsey

(Jurisdiction of incorporation or organization)

Oak House, Hirzel Street

St. Peter Port

Guernsey GY1 2NP

(Address of principal executive offices)

Mark N. Klein

350 Madison Avenue

New York, New York 10017

Telephone: (212) 235-6820

Fax: (646) 736-1986

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT.

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Ordinary shares, no par value	BUR	New York Stock Exchange London Stock Exchange AIM

SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT. None

SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO SECTION 15(d) OF THE ACT. None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. At December 31, 2021, there were 219,049,877 ordinary shares outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer”, “accelerated filer”, and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing. U.S. GAAP ☒

International Financial Reporting Standards as issued by the International Accounting Standards Board ☐ Other☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐     Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐ No ☐

Forward-looking statements

In addition to statements of historical fact, this annual report on Form 20-F (this “Annual Report”) contains “forward-looking statements” within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended (the “Exchange Act”). The disclosure and analysis set forth in this Annual Report include assumptions, expectations, projections, intentions and beliefs about future events in a number of places, particularly in relation to our operations, cash flows, financial position, plans, strategies, business prospects, changes and trends in our business and the markets in which we operate. These statements are intended as “forward-looking statements”. In some cases, predictive, future-tense or forward-looking words such as “aim”, “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “forecast”, “guidance”, “intend”, “may”, “plan”, “potential”, “predict”, “projected”, “should” or “will” or the negative of such terms or other comparable terminology are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. In addition, we and our representatives may from time to time make other oral or written statements which are forward-looking statements, including in our other periodic reports that we file with, or furnish to, the US Securities and Exchange Commission (the “SEC”), other information sent to our security holders and other written materials. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors because they relate to events and depend on circumstances that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and are based on numerous assumptions, expectations, projections, intentions and beliefs and that our actual results of operations, including our financial position and liquidity, and the development of the industry in which we operate may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements contained in this Annual Report. In addition, even if our results of operations, including our financial position and liquidity, and the development of the industry in which we operate are consistent with the forward-looking statements contained in this Annual Report, those results of operations or developments may not be indicative of results of operations or developments in subsequent periods.

Factors that might cause future results of operations or developments to differ include, among others, the following:

▪	Adverse litigation outcomes and timing of resolution of litigation matters
▪	Valuation uncertainty in respect of the fair value of our capital provision assets
▪	Our ability to identify and select suitable legal finance assets and enter into contracts with new and existing clients
▪	Changes and uncertainty in laws and regulations that could affect our industry, including those relating to privileged information
▪	Improper use or disclosure of privileged information under our control due to cybersecurity breaches, unauthorized use or theft
▪	Inadequacies in our due diligence process or unforeseen developments
▪	Credit risk and concentration risk relating to our legal finance assets
▪	Competitive factors and demand for our services and capital
▪	Negative publicity or public perception of the legal finance industry or us
▪	Current and future economic, political and market forces, including uncertainty surrounding the effects of the Covid-19 pandemic
▪	Potential liability from future litigation
▪	Our ability to retain key employees
▪	The sufficiency of our cash and cash equivalents and our ability to raise capital to meet our liquidity needs
▪	Other factors discussed under “Risk factors”

These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements contained in this Annual Report and our other periodic reports that we file with, or furnish to, the SEC. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess

2    Burford Capital Annual Report 2021

the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

The forward-looking statements speak only as of the date of this Annual Report and, except as required by law, we undertake no obligation to update or revise the forward-looking statements contained in this Annual Report, whether as a result of new information, future events or otherwise.

Summary of risk factors

Risks related to our business and industry

▪	Litigation outcomes are risky and difficult to predict and a loss in a litigation matter may result in the total loss of our capital associated with that matter.
▪	Our revenues, earnings and cash flows can vary materially between periods as both the timing of resolution and the outcome of litigation matters are difficult to predict.
▪	Our success depends on our ability to identify and select suitable legal finance assets to fund, and our failure to do so could have a material adverse effect on our ability to achieve our investment objectives.
▪	Our business and operations could suffer if we are not able to prevent improper use or disclosure of, or access to, privileged information under our control due to cybersecurity breaches, unauthorized use or theft.
▪	The failure of the statistical models and decision science tools we use to predict the return on our legal finance assets could have a material adverse effect on our business, financial position, results of operations and/or liquidity.
▪	The laws relating to privileged information are complex and continue to evolve, and any adverse court rulings, changes in law or other developments could impair our ability to conduct effective due diligence on potential legal finance assets.
▪	The due diligence process that we undertake in connection with funding legal finance assets may not reveal all facts that may be relevant in connection with such funding.
▪	Investors will not have an opportunity to independently evaluate our legal finance assets.
▪	We are subject to credit risk relating to our various legal finance assets which could adversely affect our business, financial position, results of operations and/or liquidity.
▪	Our portfolio may be concentrated in cases likely to have correlated results, and we have a number of assets involving the same counterparty.
▪	The lack of liquidity of our legal finance assets may adversely affect our business, financial position, results of operations and/or liquidity.
▪	We have commitments that are in excess of funds raised.
▪	Changes in the market conditions may negatively impact our ability to obtain attractive external capital or to refinance our outstanding indebtedness and may increase the cost of such financing or refinancing if it is obtained.
▪	We face substantial competition for opportunities to finance legal assets, which could delay commitment and/or deployment of our capital, reduce returns and result in losses.
▪	If the lawyers we rely on to prosecute and/or defend claims do not exercise due skill and care, or the interests of their clients do not align with ours, there may be a material adverse effect on the value of our legal finance assets.
▪	If the commitments we make on behalf of our funds perform poorly, we may not earn asset management fees and/or performance fees, and our ability to raise capital for future funds may be materially and adversely affected.
▪	A significant portion of our AUM is attributable to a fund with a single investor.
▪	We face competition for investments in our asset management business and may not be successful in raising funds in the future.

Burford Capital Annual Report 2021    3

▪	Negative publicity or public perception of the legal finance industry or us could adversely affect our reputation, business, financial position, results of operations and/or liquidity.
▪	Legal, political and economic uncertainty surrounding the effects of the Covid-19 pandemic could adversely affect our business, financial position, results of operations and/or liquidity.
▪	We report our capital provision assets at fair value, which may result in us recognizing non-cash income that may never be realized.
▪	There are inherent uncertainties involved in estimates, judgments and assumptions used in the preparation of our consolidated financial statements.
▪	Our past performance may not be indicative of our future results of operations.
▪	Litigation and legal proceedings against us could adversely impact our business, financial position, results of operations and/or liquidity
▪	Our success depends substantially on the continued retention of certain key personnel and our ability to hire and retain qualified personnel in the future to support our growth and execute our business strategies.
▪	Our international operations subject us to increased risks.
▪	We may face exposure to foreign currency exchange rate fluctuations and may hold unhedged securities positions.
▪	The tax treatment of our financing agreements is subject to significant uncertainty.

Regulatory risks

▪	The laws, regulations and rules relating to legal finance are evolving and may be uncertain, which may have negative consequences for the value or enforcement of our contractual agreements with our counterparties, our ability to do business in certain jurisdictions or our cost of doing business.
▪	Our asset management business is highly regulated, and changes in regulation or regulatory violations could adversely affect our business.
▪	We are subject to the risk of being deemed an investment company.

Information technology, third-party service providers and cybersecurity risks

▪	Cybersecurity risks could result in the loss of data, interruptions in our business or damage to our reputation and subject us to regulatory actions, increased costs and financial losses, any of which could have a material adverse effect on our business, financial position, results of operations and/or liquidity.
▪	The failure of our third-party service providers to fulfill their obligations, or misconduct by our third-party service providers, may have a material adverse effect on our business, financial position, results of operations and/or liquidity.
▪	Our operations are dependent on the proper functioning of information technology systems.

Risks related to our indebtedness

▪	We may not be able to generate sufficient cash to service our indebtedness and may be forced to take other actions to meet our obligations under our indebtedness, which may not be successful.
▪	Despite our level of indebtedness, we may be able to incur substantially more debt, which could further exacerbate the risks associated with our substantial indebtedness.

Risks related to our ordinary shares

▪	Our ordinary shares are traded on more than one market, which may result in price and volume variations.
▪	The trading price of our ordinary shares may fluctuate significantly.

4    Burford Capital Annual Report 2021

▪	If equity research analysts do not publish research or reports about our business or if they issue unfavorable commentary, the price of our ordinary shares could decline.
▪	There can be no assurance that we will pay dividends or distributions.
▪	Future issuances or sales of our securities may cause the market price of our ordinary shares to decline.
▪	We are a foreign private issuer within the meaning of the rules under the Exchange Act and, as such, we are exempt from certain provisions applicable to US domestic public companies.
▪	As a foreign private issuer whose shares are listed on the NYSE, we follow certain home country corporate governance practices instead of certain NYSE requirements.
▪	Losing foreign private issuer status will increase our regulatory and compliance costs.
▪	The requirements of being a US public company may strain our resources, divert management’s attention and affect our ability to attract and retain key personnel and qualified senior management and members of the Board.
▪	The material weaknesses that were identified in our internal control over financial reporting, the determination that our internal control over financial reporting and disclosure controls and procedures were not effective, the restatement of our previously issued financial statements and the possibility of any future occurrences thereof could impact the reliability of our consolidated financial statements and could result in loss of investor confidence, shareholder litigation or governmental proceedings or investigations, any of which could cause the market value of our ordinary shares or debt securities to decline or impact our ability to access the capital markets.
▪	If we are classified as a PFIC for US federal income tax purposes, such classification could result in adverse US federal income tax consequences to US investors.

Risks related to our incorporation in Guernsey

▪	Your rights and protections as our shareholder will be governed by Guernsey law, which may differ in certain material respects from the rights and protections of shareholders of US corporations.
▪	The Royal Court of Guernsey may require a party to litigation to reimburse the prevailing party for its costs associated with the litigation, and our articles of incorporation entitle us to require shareholders to provide security against any such costs awarded to us by the Royal Court of Guernsey.
▪	The insolvency laws of Guernsey and other jurisdictions may not be as favorable to you as the US bankruptcy laws.
▪	It may be complex or time-consuming to effect service of US court process or enforcement of US judgments against us or certain of our directors and officers.

Basis of presentation of financial information

We report our financial statements for the year ended December 31, 2021, and comparative periods included in this Annual Report in accordance with the generally accepted accounting principles in the United States (“US GAAP”). See “Financial and operational review—Conversion to US GAAP” for a summary of the changes in presentation from the International Financial Reporting Standards (“IFRS”) to US GAAP.

Our financial statements are presented in US dollars.

Non-GAAP financial measures relating to our business structure

US GAAP requires us to present financial statements that consolidate some of the limited partner interests in funds we manage as well as assets held on our balance sheet where we have a partner or minority investor. See note 17 (“Variable interest entities”) to our consolidated financial statements for additional information. We refer to this presentation as “consolidated”. We strive to provide a view of Burford as a stand-alone business (i.e., eliminating the impact of these funds) by furnishing information on a non-GAAP basis that eliminates the effect of this consolidation. We refer to this presentation as “Burford-only”. In addition, we strive to provide supplemental information that presents the totality of our legal finance activities by furnishing information on a non-GAAP basis that reflects the contribution of both our consolidated and unconsolidated funds. We refer to this presentation as “Group-wide”. To that end, throughout this Annual Report, we refer to our funding configuration as follows:

Burford Capital Annual Report 2021    5

▪	Consolidated
Refers to assets, liabilities and activities that include those third-party interests, partially-owned subsidiaries and special purpose vehicles that we are required to consolidate under US GAAP. At the date of this Annual Report, the major entities where there is also a third-party partner in, or owner of, those entities include the Strategic Value Fund, BOF-C, Colorado and several other entities in which we hold investments where there is also a third-party partner in, or owner of, those entities.
▪	Burford-only
Refers to assets, liabilities and activities that pertain only to Burford on a proprietary basis, excluding any third-party interests and the portions of jointly-owned entities owned by others.
▪	Group-wide
Refers to the totality of assets managed by Burford, including those portions of the funds owned by third parties and including funds that are not consolidated into Burford’s consolidated financial statements. Group-wide is therefore the sum of Burford-only and non-controlling interests in consolidated and non-consolidated funds. Group-wide does not include third-party interests in capital provision assets, the economics of which have been sold to those third parties, that do not meet the criteria to be recognized as a sale under US GAAP. This includes the third-party interests in Colorado and other capital provision asset subparticipations.

We use Burford-only and Group-wide financial measures, which are calculated and presented using methodologies other than in accordance with US GAAP, to supplement analysis and discussion of our consolidated financial statements. We believe Group-wide financial measures, including Group-wide information on our capital provision assets and undrawn commitments, are useful to investors because they convey the scale of our existing (in the case of Group-wide capital provision assets) and potential future (in the case of Group-wide undrawn commitments) business and the performance of all legal finance assets originated by us. Although we do not receive all of the returns of our funds, we do receive performance fees as part of our income. Further, we believe that Group-wide portfolio metrics, including the performance of our managed funds, are important measures by which to assess our ability to attract additional capital and to grow our business, whether directly or through managed funds. These non-GAAP financial measures should not be considered as a substitute for, or superior to, financial measures calculated in accordance with US GAAP. See “Financial and Operational Review—Data reconciliations” for a reconciliation of these non-GAAP financial measures to our consolidated financial statements prepared in accordance with US GAAP.

APMs and non-GAAP financial measures relating to our operating and financial performance

APMs

This Annual Report presents certain unaudited alternative performance measures (“APMs”). The APMs are presented because (i) we use them to monitor our financial position and results of operations and/or (ii) we believe they are useful to investors, securities analysts and other interested parties. The APMs, as defined by us, may not be comparable to similarly titled measures as presented by other companies due to differences in the way the APMs are calculated. Even though the APMs are used to assess our financial position and results of operations, and these types of measures are commonly used by investors, they have important limitations as analytical tools, and you should not consider them in isolation from, or as substitutes for, our consolidated financial position or results of operations. Consistent with how management assesses Burford’s business, we also present certain of these APMs on a (i) consolidated basis, (ii) Burford-only basis and (iii) Group-wide basis.

The presentation of the APMs is for informational purposes only and does not purport to present what our actual financial position or results of operations would have been, nor does it project our financial position at any future date or our results of operations for any future period. The presentation of the APMs is based on information available at the date of this Annual Report and certain assumptions and estimates that we believe are reasonable. Several of the APMs measure certain performance of our assets to the end of the period and include concluded and partially concluded portfolios (as described below).

6    Burford Capital Annual Report 2021

In discussing cash returns and performance of our asset management business, we refer to several metrics that we have applied consistently in our financial disclosure:

▪	Assets under management
Consistent with our status as an SEC-registered investment advisor, we report publicly on our asset management business on the basis of US regulatory assets under management (“AUM”). For the benefit of non-US investors, the SEC’s definition of AUM may differ from that used by European investment firms. AUM, as we report it, means the fair value of the capital invested in funds and individual capital vehicles plus the capital that we are entitled to call from investors in those funds and vehicles pursuant to the terms of their capital commitments to those funds and vehicles.
▪	Concluded assets
A legal finance asset is “concluded” for our purposes when there is no longer any litigation risk remaining. We use the term to encompass (i) entirely concluded legal finance assets where we have received all proceeds to which we are entitled (net of any entirely concluded losses), (ii) the portion of legal finance assets where we have received some proceeds (for example, from a settlement with one party in a multi-party case) but where the case is continuing with the possibility of receiving additional proceeds and (iii) legal finance assets where the underlying litigation has been resolved and there is a promise to pay proceeds in the future (for example, in a settlement that is to be paid over time) and there is no longer any litigation risk involved in the asset.

In most instances, concluded assets both conclude and result in receipt of all cash proceeds associated with the assets in the same period. Sometimes, non-cash assets are received or cash will be paid over time. In those instances, “due from settlement of capital provision assets” receivable is recorded on our statement of financial position, in which event we estimate the future date we expect to receive cash for purposes of calculating returns or other metrics, such as IRR and WAL (each as defined below). When proceeds are ultimately received, we adjust our presentation of returns to reflect actual proceeds and timing.

▪	Deployed cost Deployed cost is the amount of funding we have provided for an asset at the applicable point in time.

For purposes of calculating returns, we must consider how to allocate the costs associated with an asset in the event of a partial conclusion. Our approach to cost allocation depends on the type of asset:

-	When single case assets have partial resolutions along the way without the entire case being resolved, most commonly because one party settles and the remaining party(ies) continue to litigate, we report the partial resolution when agreed as a partial realization and allocate a portion of the deployed cost to the partial resolution depending on the significance of the settling party to the overall claim.
-	In portfolio assets when a case (or part of a case) resolves or generates cash, we report the partial resolution when agreed as a partial realization and allocate a portion of the deployed cost to the resolution. The allocation depends on the structure of the individual portfolio arrangement and the significance of the resolution to the overall portfolio, but it is in essence a method that mimics the way an investor would allocate cost basis across a portfolio of security purchases.
▪	Commitment
A commitment is the amount of financing we agree to provide for a legal finance asset. Commitments can be definitive (requiring us to provide funding on a schedule or, more often, when certain expenses are incurred) or discretionary (allowing us to provide funding after reviewing and approving a future matter). Unless otherwise indicated, commitments include deployed cost and undrawn commitments.
▪	Internal rate of return
Internal rate of return (“IRR”) is a discount rate that makes the net present value of a series of cash flows equal to zero and is expressed as a percentage figure. We compute IRR on concluded (including partially concluded) legal finance assets by treating that entire portfolio (or, when noted, a subset thereof) as one undifferentiated pool of capital and measuring actual and, if necessary, estimated inflows and outflows from that pool, allocating investment cost appropriately. IRRs do not include unrealized gains.

Burford Capital Annual Report 2021    7

▪	Return on invested capital
Return on invested capital (“ROIC”) from a concluded asset is the absolute amount of realizations from such asset in excess of the amount of expenditure incurred in funding such asset divided by the amount of expenditure incurred, expressed as a percentage figure. ROIC is a measure of our ability to generate absolute returns on our assets. Some industry participants express returns on a multiple of invested capital (“MOIC”) instead of a ROIC basis. MOIC includes the return of capital and, therefore, is 1x higher than ROIC. In other words, 70% ROIC is the same as 1.70x MOIC.
▪	Weighted average life
Weighted average life (“WAL”) of one of our legal finance assets represents the average length of time from deployment and/or cash outlay until we receive a cash realization (actual or, if necessary, estimated) from that asset weighted by the amount of that realization. In other words, WAL is how long our asset is outstanding on average. In the past, we have sometimes referred to “duration” of our legal finance assets to give an indication of their tenor. Duration and WAL are often used somewhat interchangeably in finance, but technically we are analyzing WAL (where time is weighted by cash flows) rather than duration (where time is weighted by the present value of those cash flows).

Unlike our IRR and ROIC calculations, using the aggregate cash flows from the portfolio in making our portfolio level computations will not readily work with WAL computations because our funded assets are originated in different timeframes. Instead, in calculating a portfolio WAL, we compute a weighted average of the individual asset WALs. In doing this, we weight the individual WALs by the costs deployed on the asset and also, as a separate calculation, by the amount of realizations on the individual assets.

Non-GAAP financial measure

In addition to these measures of cash returns and performance of our asset management business, we also refer to cash receipts which is a non-GAAP financial measure:

▪	Cash receipts
Cash receipts provide a measure of the cash that our capital provision assets generate during a given year as well as cash from certain other fees and income. In particular, cash receipts represent the cash generated from capital provision assets, including cash proceeds from realized or concluded assets and any related hedging assets, plus cash received for asset management fees, services and/or other income, before any deployments into funding existing or new assets.

Cash receipts is a non-GAAP financial measure and should not be considered as a substitute for, or superior to, financial measures calculated in accordance with US GAAP. The most directly comparable US GAAP measure is proceeds from capital provision assets as set forth in our consolidated statements of cash flows. We believe that cash receipts is an important measure of our operating and financial performance and is useful to management and investors when assessing the performance of our Burford-only capital provision assets. See “Financial and Operational Review—Data reconciliations—Cash receipts data reconciliation” for a reconciliation of cash receipts to proceeds from capital provision assets.

Certain terms used in this Annual Report

In this Annual Report, references to “Burford”, “we”, “us” or “our” refer to Burford Capital Limited and its subsidiaries, unless the context requires otherwise.

Certain additional terms used in this Annual Report are set forth below:

Advantage Fund

Burford Advantage Master Fund LP, a private fund focused on pre-settlement litigation strategies where litigation risk remains, but the risk is anticipated to be lower than that of our core legal finance business.

Alternative strategies

Encompasses complex strategies, lower risk legal finance and post-settlement finance assets that provide lower but attractive risk-adjusted returns.

8    Burford Capital Annual Report 2021

Asset management

Includes our activities administering the private funds we manage for third-party investors.

Asset management income

Income from fees earned from administering the private funds we manage for third-party investors.

Asset recovery

Pursuit of enforcement of an unpaid legal judgment, which may include our financing of the cost of such pursuit and/or judgment enforcement.

BAIF

Burford Alternative Income Fund, a private fund focused on post-settlement legal finance matters.

BCIM

Burford Capital Investment Management LLC, a wholly owned indirect subsidiary of Burford Capital Limited, serves as the investment advisor of all of our managed funds and is registered under the US Investment Advisers Act of 1940, as amended (the “Investment Advisers Act”).

BOF

Burford Opportunity Fund, a private fund focused on pre-settlement legal finance matters.

BOF-C

Burford Opportunity Fund C LP, a private fund through which a sovereign wealth fund invests in pre-settlement legal finance matters under the sovereign wealth fund arrangement.

Capital provision assets

We subdivide our capital provision assets into two categories:

▪	“Direct”, which includes all of our legal finance assets that we have originated directly (i.e., not through participation in a fund) from our balance sheet. We also include direct (i.e., not through participation in a fund) complex strategies assets in this category. See note 3 (“Supplemental cash flow data”) to our consolidated financial statements for additional information.
▪	“Indirect”, which includes our balance sheet’s participations in one of our funds.

Capital provision income

Income from our portfolio of capital provision assets and related positions.

Carrying value

Amount at which an asset is carried on the balance sheet, reflecting cost and any fair value adjustment.

Claimant

The party who asserts a right or title in a legal proceeding, in particular in arbitration matters.

Claim family

A group of legal finance assets with a related underlying claim shared by a number of different claimants.

Colorado

Colorado Investments Limited, a limited liability company that was created for the secondary sale of some of our entitlement in the YPF-related Petersen matter.

Complex strategies

Encompasses our activities providing capital as a principal in legal-related assets, often securities, debt and other financial assets where a significant portion of the expected return arises from the outcome of legal or regulatory activity.

Burford Capital Annual Report 2021    9

Consolidated funds

Certain of our private funds in which, because of our investment in and/or control of such private funds, we are required under US GAAP to consolidate the minority limited partner’s interests in such private funds and include the full financial results of such private funds within our consolidated financial statements. At the date of this Annual Report, BOF-C, the Strategic Value Fund and the Advantage Fund are consolidated funds.

Core legal finance

Provision of capital and expertise, to clients or as a principal, in connection with (i) the underlying asset value of litigation claims and enforcement of, settlements, judgments and awards, (ii) the amount paid to law firms as legal fees and (iii) the value of assets affected by litigation.

Defendant

The party against whom a civil action is brought, in particular in litigation matters.

Deployment

Funding provided for an asset, which adds to our invested cost in such asset.

Definitive commitments

Commitments where we are contractually obligated to fund incremental capital and failure to do so would typically result in adverse contractual consequences (such as a dilution in our returns or the loss of our funded capital in a case).

Discretionary commitments

Commitments where we are not contractually obligated to advance capital and generally would not suffer adverse financial consequences from failing to do so.

Fair value adjustment

The amount of unrealized gain or loss recognized in our profit or loss account in the relevant period and added to or subtracted from our balance sheet asset value.

Judgment debtor

A party against whom there is a final adverse court award.

Judgment enforcement

The activity of using legal and financial strategies to force a judgment debtor to pay an adverse award made by a court.

Legal finance

Our legal finance products and services comprise (i) core legal finance and (ii) alternative strategies.

Legal risk management

Matters where we provide some form of legal risk arrangement, such as an indemnity or insurance for adverse legal costs.

Litigation

We use the term litigation colloquially to refer to any type of matter involved in the litigation, arbitration or regulatory process and the costs and legal fees associated therewith.

Lower risk legal finance

Pre-settlement litigation investments with lower risk and lower expected returns than assets included in our core legal finance portfolio. At the date of this Annual Report, our lower risk legal finance activity occurs primarily in a third-party managed fund (i.e., Advantage Fund).

Management fee

The fee earned by us from administering the private funds we manage for third-party investors.

10    Burford Capital Annual Report 2021

Monetization

The acceleration of a portion of the expected value of a litigation or arbitration matter prior to resolution of such matter, which permits a client to convert an intangible claim or award into tangible cash on a non-recourse basis.

Net realized gain/loss

The sum of the realized gains and realized losses in a period.

Non-consolidated funds

Certain of our private funds that we are not required to include within our consolidated financial statements but include within Group-wide data. At the date of this Annual Report, BCIM Partners II, LP, BCIM Partners III, LP, BCIM Credit Opportunities LP, BOF, BAIF and any “sidecar” funds are non-consolidated funds.

Performance fee

The share of profits generated from funds which we manage on behalf of third-party limited partnerships. This share of profits is paid as a performance fee when the funds meet certain performance conditions.

Plaintiff

The party who institutes a legal action or claim, in particular in litigation matters.

Portfolio finance

Legal finance assets with multiple paths to realization, such as financing for a pool of litigation claims.

Post-settlement finance

Includes our financing of legal-related assets in situations where litigation has been resolved, such as financing of settlements and law firm receivables. At the date of this Annual Report, our post-settlement finance activity occurs primarily in a third-party managed fund (i.e., BAIF).

Privileged information

Confidential information that is protected from disclosure due to the application of a legal privilege or other doctrine, including attorney work product, depending on the laws of the relevant jurisdiction.

Realization

A legal finance asset is realized when the asset is concluded (i.e., when litigation risk has been resolved). A realization will result in us receiving cash or, occasionally, non-cash assets or recognizing a due from settlement receivable, reflecting what we are owed on the asset.

Realized gain or loss

Reflects the total amount of gain or loss generated by a legal finance asset when it is realized, calculated simply as realized proceeds less deployed cost, without regard for any previously recognized fair value adjustment.

Respondent

The party against whom a civil action is brought, in particular in arbitration matters.

Single-case finance

Legal finance assets that are subject to binary legal risk, such as a single filed litigation or arbitration matter with one plaintiff or group of plaintiffs and one defendant or group of defendants.

Strategic Value Fund

BCIM Strategic Value Master Fund LP is a limited partnership for which BCIM serves as the investment advisor and which invests in certain complex strategies assets. Investors in the Strategic Value Fund include third-party limited partnerships as well as Burford’s balance sheet. Investments in the Strategic Value Fund comprise capital provision-indirect assets.

Burford Capital Annual Report 2021    11

Sovereign wealth fund arrangement

The agreement we have entered into with a sovereign wealth fund pursuant to which it provides funding for a portion of our legal finance assets through BOF-C.

Transfers to realizations

The amount of fair value adjustment previously recognized on an asset, which is subsequently reversed in the period when a realized gain is recognized.

Unrealized gain or loss

Represents the fair value of our assets over or under their funded cost, as determined in accordance with the requirements of the applicable US GAAP standards, for the relevant financial reporting period (statement of comprehensive income) or cumulatively (statement of financial position).

Vintage

Refers to the calendar year in which a legal finance commitment is initially made.

YPF-related assets

Refers to our Petersen and Eton Park legal finance assets, which are two claims relating to Argentina’s nationalization of YPF S.A., the Argentine energy company.

Business

History and development

We are composed of our parent company, Burford Capital Limited, and a number of wholly owned subsidiaries in various jurisdictions through which we conduct our operations and make our investments. Burford Capital LLC is a wholly owned indirect subsidiary of Burford Capital Limited and our primary operating company in the United States, and Burford Capital (UK) Limited is a wholly owned indirect subsidiary of Burford Capital Limited and our primary operating company in the United Kingdom. These two entities provide various corporate and investment advisory services to other group companies. Our parent company, Burford Capital Limited, does not have any operations or employees.

We were incorporated in the Bailiwick of Guernsey (“Guernsey”) as a company limited by shares on September 11, 2009. Initially, we were established as a registered closed-ended collective investment scheme. In late 2012, we altered our corporate structure by deregistering as a registered closed-end collective investment scheme and reorganizing to implement a new group structure incorporating certain of our wholly owned subsidiaries. In connection with this reorganization, we acquired our investment adviser through a cashless merger. In December 2016, we acquired BCIM Holdings LLC (formerly known as GKC Holdings, LLC), a law-focused asset manager registered as an investment adviser with the SEC, which added a third-party asset management business to our structure to expand the diversity of capital offerings to investing clients and generate an asset management revenue stream.

Burford Capital Limited has a single class of ordinary shares, which commenced trading on the Alternative Investment Market of the London Stock Exchange (“AIM”) in October 2009 and on the New York Stock Exchange (the “NYSE”) in October 2020, in each case, under the symbol “BUR”. Our subsidiaries have issued bonds traded on the Main Market of the London Stock Exchange.

During 2020, we registered with the SEC as a foreign private issuer, which, among other things, allows us to issue annual consolidated financial statements on Form 20-F and semi-annual interim consolidated financial results on Form 6-K and exempts us from certain provisions applicable to US domestic public companies. See “Risk factors—Risks related to our ordinary shares—We are a foreign private issuer within the meaning of the rules under the Exchange Act and, as such, we are exempt from certain provisions applicable to US domestic public companies” and “Risk factors—Risks related to our ordinary shares—As a foreign private issuer whose shares are listed on the NYSE, we follow certain home country corporate governance practices instead of certain NYSE requirements” for additional information relating to our status as a foreign private issuer.

12    Burford Capital Annual Report 2021

We maintain our registered address at Oak House, Hirzel Street, St. Peter Port, Guernsey GY1 2NP. Our telephone number at our registered address is +44 1481 723 450.

Our industry

Despite the overall size and stability of the legal industry, certain trends have fueled the growth of legal finance. In particular, increasing numbers of corporate clients prefer to pay law firms for success rather than on an hourly fee basis. However, law firms operate as cash businesses with comparatively limited balance sheet capacity and often need the steady stream of income that hourly fees provide. Legal finance has grown rapidly over the past decade to bridge this gap. In addition, corporate legal departments are under pressure to extract value from their litigation assets, and legal finance gives them a tool to do so.

We believe our addressable market to be focused on three areas of legal activity: (i) the underlying asset value of claims, settlements, judgments and awards; (ii) the amount paid to law firms each year as legal fees; and (iii) the value of assets affected by legal and regulatory processes. We believe that each of these areas is of significant size and much greater than the supply of capital available and that we are at an early stage of market development. We continuously look for new opportunities to capitalize on investing in, or otherwise generating returns from, the legal finance sector.

Products and services

Legal finance

Our legal finance products and services comprise (i) core legal finance and (ii) alternative strategies. Information about our products and services should be read in conjunction with "Financial and operational review", including presentation of our operating segments, and our consolidated financial statements contained elsewhere in this Annual Report.

We operate in a global market and many of our clients conduct litigation around the world, although we seek to avoid either financing matters or needing to enforce judgments and awards in high-risk jurisdictions the legal systems of which we believe are susceptible to corruption or bias.

We allocate potential assets to different pools of capital according to our allocation policy based on their characteristics, risk levels and anticipated returns. See “—Asset Management” for additional information on our allocation policy.

Core legal finance

Our core legal finance business provides capital and expertise in connection with the three areas of legal activity identified above, namely (i) the underlying asset value of litigation claims, settlements, judgments and awards, (ii) the amount paid to law firms as legal fees and (iii) the value of assets affected by litigation. Our clients include a number of the world’s largest law firms and corporate clients, and our offerings enable them to, among other things, remove cost and risk associated with legal claims, accelerate the realization of cash from those pending claims, increasing capital available for other business purposes, or recover assets from judgment debtors and improve risk management while adding budgetary certainty. In addition to providing capital to clients, we sometimes act as a principal. As a general rule, our only private funds that invest in core legal finance are BOF, BOF-C and legacy Partners funds.

The scope of our core legal finance business is broad and encompasses a wide variety of structures, risk levels and anticipated returns. We provide capital against the underlying value of commercial high-value single or multiple litigation matters at any stage of the litigation process, from before filing to after a final judgment has been entered. In some instances, we provide capital to a law firm that has agreed to take a case on a contingent fee or alternative fee basis. In other instances, we provide capital directly to the corporate client. Our provision of capital may be limited to funding the costs of the fees and expenses needed to take the matter forward or may also monetize some of the potential future value of a claim by offering a client an upfront cash payment. In return, we receive our contractually agreed entitlement from the ultimate settlement or judgment on the claim and, if the claim does not produce any cash proceeds, we generally lose our capital. When we provide capital for multiple cases for the same client, we often do so on a cross-collateralized portfolio basis on terms that tend to recognize the lower risk of loss generally associated with multi-case portfolios. We underwrite each case in these portfolios. Portfolios allow us to originate larger volumes of assets with greater efficiency, as well as to provide clients financing for cases that could be difficult to finance otherwise. We also deploy capital in other ways to express a view about litigation outcomes, such as by purchasing securities whose future value may be affected by litigation outcomes or by acquiring assets that are, or can be the basis for, legal claims.

Burford Capital Annual Report 2021    13

For law firm clients, legal finance allows them to obtain cash to operate their businesses and pay the salaries of their lawyers even when they have taken a case on a contingent fee or alternative fee basis. It also allows law firms that prefer to operate on an hourly basis to compete for contingency or alternative fee work. We have worked with 94 of the 100 largest US law firms by revenue according to the 2021 rankings by The American Lawyer and 89 of the 100 largest global law firms by revenue according to the 2021 rankings by The American Lawyer, as well as numerous litigation boutiques.

For corporate clients, legal finance allows them to hire law firms that generally work on an hourly fee basis. Further, legal finance may enable corporate clients to avoid incurring legal fees as an operating expense, thereby improving their net income metrics, and to boost corporate liquidity by obtaining value and cash for an asset through monetizations that otherwise would not be reflected in their financial statements. As legal finance has become more widely known and as we have developed more direct relationships with corporate clients, we are sourcing an increasing share of our corporate business directly.

We also provide legal risk management services to help protect clients against certain adverse litigation outcomes, including the risk of being held liable for adverse costs. In many legal jurisdictions (although generally not in the US), the loser in a litigation must pay the winner’s legal expenses, creating adverse legal cost risk. Adverse legal cost risk is a key issue, especially in the kind of larger complex litigation that is the focus of our core legal finance business. Burford Worldwide Insurance Limited, our wholly owned Guernsey insurer, offers adverse legal cost insurance globally in litigation and arbitration cases that we are financing as part of our core legal finance business, providing a further impetus for clients to work with Burford.

Alternative strategies

Our alternative strategies business is focused on assets that have attractive but lower risk and lower returns than core legal finance, consisting of (i) complex strategies, (ii) lower risk legal finance and (iii) post-settlement finance.

Complex strategies

In our complex strategies business, we act as a principal and acquire assets that we believe are mispriced and for which value can be realized through recourse to legal or regulatory proceedings which we launch. Accordingly, we are typically the owner of the asset associated with the claim and assert the claim ourselves and manage the claim actively. In most cases, there is underlying asset value to support our position, in addition to potential value from legal or regulatory proceedings. An example of our complex strategies business is in merger appraisal situations, where we typically take largely offsetting long and short equity securities positions in conjunction with merger transactions while we pursue judicial appraisal of the fair value of the acquired company’s stock price to determine whether an adequate control premium was offered.

Our complex strategies business has historically been undertaken largely through the Strategic Value Fund, in which we have made a substantial general partner investment alongside the capital provided by the limited partners. With the onset of the Covid-19 pandemic in early 2020, we made a strategic choice during the first half of 2020 to accelerate realizations from the portfolio in the Strategic Value Fund to de-risk in light of global financial uncertainty, turbulent market conditions and uncertain judicial speed and engagement. We did not deploy capital into any new assets in this portfolio during the years ended December 31, 2020, and 2021, and would not expect to do so in the near term, although we continue to explore potential opportunities.

Lower risk legal finance

Our lower risk legal finance business focuses on pre-settlement litigation matters with lower risk and lower expected returns than the assets we include in our core legal finance portfolio. This strategy includes assets originated in the Advantage Fund, which provides capital where litigation risk remains but where the risk is anticipated to be lower than core legal finance matters for structural or other reasons. Burford is an investor in the Advantage Fund and, as a result, the Advantage Fund is consolidated on our consolidated financial statements.

Post-settlement finance

In addition to our core legal finance business, we offer clients the ability to monetize post-settlement and other legal receivables. There can be significant delays between the point at which parties to a litigation matter agree upon a settlement and the finalization of and payment under the settlement. Often, those delays are due to the operation of the judicial process, which may require notice periods and fairness hearings before approval of settlements. In the

14    Burford Capital Annual Report 2021

interim period, both law firms awaiting payment of their fees and clients eager for cash to flow may well find it attractive to secure funding against those expected receipts.

In addition, law firms are often looking for funding at various points, particularly towards their fiscal year end when cash is needed to pay partners and employees. In those situations, we offer the ability to monetize or purchase a law firm’s receivables, which typically are high quality.

In both types of situations, as well as certain other situations where a lower risk but legal-related financing opportunity arises, pricing levels for our capital are generally lower than core legal finance. We provide post-settlement finance through one of our managed funds, BAIF, which is a private fund focused on post-settlement legal finance matters. Although we manage BAIF and receive asset management and performance fees, we are not an investor in it and, as a result, BAIF is not consolidated on our consolidated financial statements.

Asset management

We operate eight private funds and three “sidecar” funds as an investment adviser registered with, and regulated by, the SEC. At December 31, 2021, our total AUM was $2.8 billion (2020: $2.7 billion). We believe that we are the largest investment manager focused on the legal finance sector by a considerable margin. We view our asset management business as an important addition to our balance sheet business. Having access to private fund capital has improved our ability to pursue financing opportunities and has also permitted us to engage in larger transactions without seeking external partners.

Between an initial close in late 2021 and a final close in March 2022, we have launched our newest fund, the Advantage Fund, with $300 million in external investor commitments plus an additional investment of $60 million from our balance sheet. The Advantage Fund’s strategy is to finance core legal finance assets where the litigation risk is anticipated to be lower than that of many of our historic core legal finance assets. At December 31, 2021, the Advantage Fund had not yet deployed any capital to assets, and initial deployments by the Advantage Fund began in early 2022.

Under our internal policy in effect at the date of this Annual Report, we allocate certain portions of every new commitment to our own balance sheet and our various private funds as follows:

▪	Core legal finance: Since the end of 2018, we have been allocating 25% of each new matter to BOF, our flagship fund focused on pre-settlement legal finance matters; 50% to our sovereign wealth fund arrangement; and 25% to our balance sheet. The structure of our sovereign wealth fund arrangement is such that the sovereign wealth fund contributes two-thirds of the capital and we contribute one-third of the capital, with the result that the balance sheet was effectively providing 42% of all new advances. BOF-C is the private fund through which the sovereign wealth fund contributes its portion of the capital. Therefore, in presenting BOF-C data throughout this Annual Report, we present data on just the sovereign wealth fund’s portion of the arrangement, whereas our portion is included in our balance sheet. In that context, BOF-C was allocated 33% of each new eligible asset. In addition, BOF-C does not, by pre-agreement, participate in certain specified types of legal finance assets, in which case BOF-C’s allocation is divided between BOF and our balance sheet. Late in 2020, BOF became fully committed, and BOF’s investment period also expired in December 2021. After we were no longer making new investments in BOF, BOF-C’s share of eligible commitments increased from 33% (two-thirds of 50%) to 50% while the balance sheet’s share of eligible commitments increased from 42% to 50%.
▪	Asset recovery: We allocate 100% of our asset recovery matters to our balance sheet.
▪	Lower risk legal finance: Beginning in 2022, we will allocate 100% of our lower risk legal finance assets to the Advantage Fund (in which our balance sheet is an investor). Lower risk legal finance assets are investment commitments where the expected return contains a lower risk of substantial capital impairment than core legal finance assets due to factors analyzed by us at the time of making such commitment. Prior to 2022 we did not generally make lower risk legal finance investments.
▪	Post-settlement: We allocate 100% of our post-settlement assets to BAIF.
▪	Complex strategies: We allocate 100% of certain specified assets to the Strategic Value Fund (in which our balance sheet is an investor). Other complex strategies assets that do not meet the mandate of the Strategic Value fund but fall outside the scope of core legal finance are allocated to our balance sheet.

Burford Capital Annual Report 2021    15

The table below sets forth key statistics for each of our private funds at December 31, 2021:

		Investor					Fee structure
		commitments		Asset	Asset		(management/		Investment
($ in millions)	Strategy	closed		commitments[7]	deployments	AUM	performance)[1]	Waterfall	period (end)

							Class A: 2%/20%
BCIM Partners II, LP2	Legal finance	260		253	181	177	Class B: 0%/50%	European	12/15/2015
BCIM Partners III, LP	Legal finance	412		446	309	463	2%/20%	European	1/1/2020[3]
BOF	Legal finance	300		387	246	338	2%/20%	European	12/31/2021[4]
BCIM Credit Opportunities LP	Post-settlement	488		699	695	442	1% on undrawn/ 2% on funded and 20% incentive	European	9/30/2019[3]
BAIF[2]	Post-settlement	327		653	638	395	1.5%/10%	European	4/4/2022
Strategic Value Fund[5]	Complex strategies	500		1,199	1,199	41	2%/20%	American	Evergreen
BOF-C2	Legal finance	766		788	403	789	Expense reimbursement + profit share	Hybrid	12/31/2022
Advantage Fund	Legal finance	190	[8]	-	—	190	Profit Split[6]	American	12/24/2024
Totals		3,243		4,425	3,671	2,835
1.	Management fees are paid to BCIM for investment management and advisory services provided to our private funds. The management fee rates set forth in the table above are annualized and applied to an asset or commitment base which typically varies between a fund’s investment period and any subsequent periods in the fund term. At December 31, 2021, BCIM Partners II, LP, BCIM Partners III, LP and BCIM Credit Opportunities LP are no longer earning management fees. Performance fees represent carried interest applied to distributions to a private fund’s limited partners after the return of capital contributions and preferred returns.
2.	Includes amounts related to “sidecar” funds.
3.	Ceased commitments to new investments in the fourth quarter of 2018 due to capacity.
4.	Ceased commitments to new investments in the fourth quarter of 2020 due to capacity. The increase in commitments during the year ended December 31, 2021, was due to increases in existing commitments.
5.	Includes amounts related to BCIM SV SMA I, LLC which invests alongside the Strategic Value Fund.
6.	The Advantage Fund does not have a traditional management and performance fee structure, but instead provides the first 10% of annual simple returns to the fund investors while we retain any excess return. However, if the fund produces super-normal returns for this level of risk, a level of sharing with fund investors would kick in, but we do not expect that to occur.
7.	Asset commitments do not include an asset of $13 million warehoused for BOF-C and an asset of $50 million warehoused for the Advantage Fund by the Burford-only balance sheet at December 31, 2021.
8.	An additional $170 million of investor commitments in the Advantage Fund closed in the first quarter of 2022.

We generally conduct the sponsorship and management of our private funds through limited partnerships. Each private fund that is a limited partnership has a Burford-owned general partner that is responsible for the management and operation of the private fund’s affairs and makes all policy and asset selection decisions relating to the conduct of the private fund’s business. Except as required by law, the limited partners of the private funds take no part in the conduct or control of the business of the private funds, have no right or authority to act for or bind the private funds and have no influence over the voting or disposition of the securities or other assets held by the private funds. Each private fund engages an investment adviser. BCIM serves as the investment adviser for all our private funds and is registered under the Investment Advisers Act of 1940, as amended.

In addition, we operate certain “sidecar” funds pertaining to specific assets and had three active “sidecar” funds at December 31, 2021. A “sidecar” fund is a pooled investment vehicle through which certain investors co-invest directly in specific assets alongside our private funds. Our interest in such “sidecar” funds is generally limited to incentive fees, if any. The discussion of our funds ignores “sidecar” funds unless specifically included, and we collapse fund structures into overall strategies, ignoring, for example, onshore and offshore separations and parallel funds.

Operating processes

Origination and underwriting

Our origination and underwriting teams focus on generating new opportunities to commit capital against litigation and arbitration assets, which in turn is expected to be deployed over a period of time and/or up front against those assets, both from our private funds and our balance sheet.

We engage in extensive marketing and operate a dedicated origination team that targets both law firms and corporate clients. Upon receipt of inbound inquiries generated from our marketing and origination team, we undertake an initial screening process that is intended to filter potential opportunities into our pipeline. Once a potential opportunity progresses into our pipeline, it is assigned to individual underwriters with input from our global team. Underwriters conduct extensive in-house due diligence on potential opportunities in our pipeline, including comprehensive legal and

16    Burford Capital Annual Report 2021

factual analysis. In addition, we undertake quantitative modeling using proprietary analytical tools that rely on third-party data as well as a significant proprietary data set we have developed over 12 years of operation.

Assuming the satisfactory completion of the in-house due diligence, the opportunity is presented to our dedicated commitments committee (the “Commitments Committee”) for review. All commitments must be approved by the Commitments Committee, which considers legal and factual merits and risks, reasonably recoverable damages, proposed budget, proposed terms, collection issues and enforceability. If the Commitments Committee approves the opportunity, our underwriters proceed to negotiate the terms of the commitment with a counterparty with the goal of closing the commitment against the asset.

The manner in which we provide funding on a commitment varies widely. Some financing agreements require us to provide funding over a period of time, whereas other financing agreements require us to fund the total commitment up front. In addition, our undrawn commitments are either discretionary or definitive. Discretionary commitments are those commitments where we are not contractually obligated to advance capital and generally would not suffer adverse financial consequences from failing to do so. Definitive commitments are those commitments where we are contractually obligated to fund incremental capital and failure to do so would typically result in adverse contractual consequences (such as a dilution in our returns or the loss of our funded capital in a case).

Pricing and returns

We use a wide range of economic structures for our assets, and our returns can have several components. In a basic single-case funding transaction, we pay some or all of the costs of a claimant bringing a litigation matter. In such transactions, we typically use an economic structure that provides that, upon conclusion of a successful claim, we would receive the return of our funded capital, plus one or more or a combination of the following: (i) a time-based return, such as an interest rate, (ii) a multiple of our funded capital that may increase over time and (iii) an entitlement to some percentage of the net realization that may increase or decrease over time or depending on the size of the total resolution amount. For example, in the case of a multiple only structure, if the claim is successfully resolved (x) within one year after closing the asset, our entitlement could be the return of our funded capital plus one times our cost, (y) more than one and less than two years after closing the asset, our entitlement could be the return of our funded capital plus two times our cost and (z) more than two years after closing the asset, our entitlement could be the return of our funded capital plus three times our cost. The terms of each asset are bespoke, the foregoing examples are hypothetical, and not every asset will have all of these components. Further, some assets will have entirely different economic structures. Moreover, the larger or more complex a matter, the more likely it is that we will use an individually designed transactional structure to fit the needs of the matter, to accommodate what are often multiple parties with different economic interests and to align interests and incentivize rational economic behavior.

We also engage in transactions in which we seek to reduce the risk of loss, typically by using a portfolio or multi-case structure, but occasionally through a variety of other structures, such as interest-bearing recourse debt (sometimes with a premium based on net realizations) or the purchase of equity or debt assets that underlie the relevant litigation or arbitration claims.

We price our assets commensurate with the risks we identify and quantify as part of our in-house due diligence process. We use our bespoke asset return model to calculate the likelihood of loss and probability-weighted risk-adjusted returns for each potential asset considered by the Commitments Committee. In general, as we underwrite new assets, we target risk-adjusted returns consistent with the historic performance of our concluded portfolio, although returns vary widely across different types of investments.

Asset monitoring and realizations

We have an internal portfolio management process to optimize our assets. Each of our matters has a dedicated in-house professional assigned to monitor developments in the underlying case. We generally seek to schedule regular calls with clients to discuss developments in the underlying case, which are then reported monthly to senior management. We also conduct a quarterly risk review and provide quarterly reporting on the portfolio and its risk profile to senior management and our board of directors (the “Board”). Further, we conduct an extensive review of every asset for valuation purposes in connection with preparing our consolidated financial statements. In addition to receiving reports from counsel, we proactively keep ourselves informed of case developments, including receiving docket alerts and reviewing court documents filed.

The matters underlying our assets resolve in various ways consistent with the outcomes in the litigation process generally. A number of the matters reach a negotiated resolution (i.e., a settlement) between the litigants, either

Burford Capital Annual Report 2021    17

before or after going to trial. Others do not resolve amicably and go all the way through the formal dispute resolution process, including trial and appeal(s). The duration of those outcomes varies widely and depends on the complexity of the matter and the schedule of the relevant tribunal. In a small number of matters, we have made a secondary sale of all or a portion of an asset prior to the conclusion of the matter underlying such asset.

In many instances, our clients receive full cash payment at resolution of the legal dispute against which we have deployed our capital. However, in other instances, payments are delayed by agreement (i.e., when a settlement is paid in installments over time) or because the parties agree on an entitlement that includes non-cash value that must be monetized over time. Because our clients give up valuable leverage through the pendency of the litigation process by agreeing to a resolution, clients tend not to do so unless payment is reasonably certain and, in our experience, it is not common for there to be a default in connection with such payments. However, there are some instances where the adverse party loses and refuses to pay, in which case enforcement efforts may be needed.

Privileged information

In order to make our underwriting decisions and conduct our ongoing asset monitoring, we receive privileged information from our clients. Such privileged information can lose its protection and become accessible to a litigation opponent if it is disclosed (a concept called “waiver” in the United States), which could have detrimental consequences for the litigant. We are entitled to receive such privileged information but are under a strict obligation to protect it to minimize the risk of waiver. Among other things, this obligation requires us to tightly restrict access to the privileged information itself and conclusions drawn from it. As a result, we do not release asset valuations of ongoing matters underlying our assets, including partially concluded matters, and are similarly unable to provide other asset-specific information about our portfolio unless such information becomes publicly available through other means.

Risk management and compliance

Framework

We have a risk management framework and internal control systems. In conjunction with determining our strategy, we form the risk appetite, determine the type and tolerance levels of significant risks and ensure that judgments and decisions are taken that promote the success of our business. We have also developed policies, procedures and controls for identifying, evaluating and managing all significant risks that we face. In addition, we monitor actual or potential conflicts of interest while avoiding unnecessary risks and maintaining adequate capital and liquidity. Our risk management culture is critical to the effectiveness of our risk management framework.

Our risk appetite policy is founded on a set of robust and comprehensive financing and asset management procedures as well as a conservative approach to capital and liquidity management. Our review of key risks focuses on identifying those risks that could threaten the business model or the future performance, capital or liquidity of our business. The key risks are identified through consideration of our strategy, external developments, legal and regulatory expectations, the operating environment for our businesses and an analysis of individual processes and procedures.

See “Quantitative and qualitative disclosures about market risk” for information relating to the various risks that we face in our business and operations.

Enterprise

We regularly consider business and systemic risks in our operating segments and overall. We have long been focused on operational risk and have a system of internal controls designed to protect and enhance the integrity of our internal processes and data. Moreover, we are fundamentally a business run by experienced lawyers, including some who have functioned in senior legal roles in major global corporations. The challenge in many businesses is reining in individuals who take on unacceptable or ill-considered risks, and it is the function of the lawyers to hold those reins. At Burford, we have a business run by people accustomed to that role. Our culture is a disciplined, risk-focused one, augmented by an in-house legal and compliance team.

Legal finance assets

As applied to our portfolio of legal finance assets, we manage risk by employing a disciplined, comprehensive, multi-stage process to evaluate potential legal finance assets and engage in substantial portfolio management activities applying a risk-based approach, in which we benefit from the judgment and experience of our qualified team of experienced lawyers and finance professionals. See “—Operating processes—Origination and underwriting” and “—

18    Burford Capital Annual Report 2021

Operating processes—Asset monitoring and realizations” for information relating to our due diligence process and asset monitoring for the legal finance assets.

Financial controls

Our finance team, which includes a number of individuals with public accounting qualifications, is integrated into our business and is present in all three of our large offices. By having the finance team integrated into our business and privy to asset-financing activity, we gain considerable control benefits in addition to a more effective operation. We make a relatively small number of investments each year, closing only a couple of new legal finance assets per week on average, which limits the number of processes and transactions required. We also have controls around access to payment systems and the release of payments such as requiring approvals from multiple individuals within the organization before a payment is released.

Compliance program

We have policies and procedures for reporting misconduct or other workplace issues. Our employees are directed to escalate any known or suspected compliance policy violations or misconduct to our Chief Compliance Officer. Alternatively, our employees have the option to call or email a hotline (which is administered by a third party) on an anonymous basis. We also maintain a global anti-retaliation and whistleblower policy, under which retaliation of any type against an individual who reports any suspected compliance policy violations or misconduct or assists in the investigation of compliance policy violations or misconduct is strictly prohibited. Our employees may also report potential violations of law or regulation directly to a government agency.

Technology

We are alert to the risks associated with the dissemination of our privileged information publicly, especially as such information contains highly sensitive client litigation information. We have also focused on the risk associated with attacks on our financial systems. From our inception, we have been sensitive to these issues and have operated on an entirely cloud-based platform. Our data is not stored on our own servers, but rather on the servers of world-class technology companies. The use of the cloud-based platforms also comes with built-in disaster recovery protection. At the date of this Annual Report, we have not had a widespread data breach, but we have protocols in place should one occur.

We also engage in a variety of training and testing and introduce restrictions on technology use designed to minimize those risks. We regularly review best practices from both the legal and financial services industries and are engaged in a program of continuous improvement. We have an internal cybersecurity committee, composed of senior representatives from all of our offices, and we regularly review, benchmark and audit our cybersecurity controls against peer norms, including those promulgated by the SEC and best practices identified in the legal and financial services industries. Moreover, we maintain a set of cybersecurity and information security policies, which, among others, provide specific guidelines for the use of various devices, electronic communications and the use of social media. The policies also specify escalation points for reporting potential breaches to our Chief Information Officer and our Chief Compliance Officer. Our Chief Information Officer and information technology team maintain a protocol for responding to a potential breach. We strive to create a pervasive culture of information technology security, focusing particularly on the tone set by our senior management, and all of our employees are required to complete a cybersecurity training at regular intervals throughout the year.

In addition to data security, we are focused on privacy and are sensitive to the various obligations we face in that regard. However, given that we do not deal with consumers and are purely a corporate business, the burdens on us are less extensive than on businesses amassing considerable personal data. Finally, we have procedures in place to address actual or potential conflicts of interest.

Regulation

Our operations are subject to regulation and supervision in a number of jurisdictions. The level of regulation and supervision to which we are subject varies from jurisdiction to jurisdiction and is based on the type of activity involved. We, in conjunction with our outside advisors and counsel, seek to manage our operations in compliance with such regulation and supervision.

Burford Capital Annual Report 2021    19

United States

BCIM, a wholly owned indirect subsidiary of Burford, serves as the investment advisor of all of our managed funds and is registered as an investment advisor with the SEC under the Investment Advisers Act. BCIM, as an investment advisor, is subject to the anti-fraud provisions of the Investment Advisers Act and to fiduciary duties derived from these provisions, which apply to our relationships with our advisory clients globally, including funds that we manage. These provisions and duties impose restrictions and obligations on us with respect to our dealings with our fund investors and our investments, including for example restrictions on agency cross and principal transactions. BCIM is subject to periodic examinations by the SEC and other requirements under the Investment Advisers Act and related regulations primarily intended to benefit advisory clients. These additional requirements relate, among other things, to maintaining an effective and comprehensive compliance program, record-keeping and reporting requirements and disclosure requirements. The Investment Advisers Act generally grants the SEC broad administrative powers, including the power to limit or restrict an investment adviser from conducting advisory activities in the event it fails to comply with federal securities laws. Additional sanctions that may be imposed for failure to comply with applicable requirements include the prohibition of individuals from associating with an investment adviser, the revocation of registrations and other censures and fines.

In addition, we are subject to the rules and regulations of the NYSE and the SEC as a public company in the United States.

There is no federal regulation of litigation finance in the US. Individual states or individual judicial districts may promulgate rules concerning matters such as disclosure but there is no widespread or national trend in connection therewith.

United Kingdom

The UK Financial Conduct Authority (the “FCA”) regulates our legacy UK insurance business and our UK insurance intermediation business with respect to Burford Worldwide Insurance Limited. The FCA and the London Stock Exchange regulate the trading of our ordinary shares on AIM in the United Kingdom, and Numis Securities Limited is our nominated adviser under the AIM rules. The FCA also reviews debt prospectuses for our retail bonds traded on the Main Market of the London Stock Exchange.

Burford Law is subject to separate regulations, principally, the Standards and Regulations and the Code of Conduct of the Solicitors Regulation Authority of England and Wales.

In addition, the United Kingdom engages in some regulation of legal finance conduct, as expressed in the Code of Conduct promulgated by the Association of Litigation Funders, a self-regulatory body that operates under the auspices of the Ministry of Justice and of which we were a founder.

Guernsey

The Guernsey Financial Services Commission regulates our insurance business conducted through Burford Worldwide Insurance Limited. Burford Worldwide Insurance Limited is licensed to carry on international, domestic and general insurance business under the Insurance Business (Bailiwick of Guernsey) Law, 2002 (as amended).

Other jurisdictions

In Australia, group actions involving multiple plaintiffs are regulated by a licensing and managed investment scheme regime and other consumer protection rules. In addition, there are conflict of interest rules that apply to litigation funders.

Certain newer entrants to the market, such as Singapore and Hong Kong, have also enacted regulatory regimes largely focused on capital adequacy and constraining abusive behavior.

Industry

We engage in a constant level of activity around monitoring and engagement on regulatory initiatives relating to the legal finance industry. At the date of this Annual Report, we have not seen any indication that there is any groundswell of support for regulation of the legal finance industry, and ongoing discussion tends to focus on subsidiary issues, such as disclosure and capital adequacy. For example, in the US, legislation has been introduced in the US Congress in multiple sessions that would require litigants to “produce for inspection and copying” any legal funding agreements creating contingent rights to payment in class actions and multidistrict litigations. Such legislation has not received consideration beyond introduction, but we expect that the same or similar legislation will be introduced again in the

20    Burford Capital Annual Report 2021

future. Similar legislation is introduced in various US state legislatures from time to time. In the US, state and federal legislatures as well as the federal courts have generally declined to impose new regulations on the commercial legal finance industry. However, even if there were support for additional regulation of the legal finance industry, we believe that such regulation would create a barrier to entry for others and thus protect our market position.

We are also subject to various other laws, rules and regulations, ranging from the UK Bribery Act 2010, as amended, and the Foreign Corrupt Practices Act of 1977, as amended, to anti-money laundering and know-your-customer regulations in a number of jurisdictions.

There are a number of legislative and regulatory initiatives in the US, the UK and the other jurisdictions in which we operate. See "Risk factors—Regulatory risks” for a discussion of risk factors relating to laws, rules and regulations applicable to our business and operations.

Employees

At December 31, 2021, we had a total of 140 full-time employees across our offices in the US, the UK, Singapore, Australia and Hong Kong and in other jurisdictions around the world where we do not have formal offices. Our staff includes 56 lawyers qualified to practice in the US, UK, Australia, Hong Kong, South Africa, Switzerland or Israel, as applicable.

The table below sets forth our full-time employees by office location based on the respective office affiliation of such full-time employees at December 31, 2021:

Office location	Number
US	93
UK	44
Rest of the world	3
Total:	140

We consider our relationship with our employees to be good and have never experienced an organized labor dispute, strike or work stoppage.

Environmental, Social and Governance

We recognize that every business has a responsibility to account for its impact on environmental, social and governance (“ESG”) factors. In so doing, we have relied on guidance relating to the integration of ESG into investor reporting and communication from a number of sources, including the Principles for Responsible Investment supported by the United Nations, to which many of our investors are signatories and the influence of which was evidenced in the amendments to the UK Stewardship Code.

As a specialty legal finance provider, we have a limited environmental footprint, but we nonetheless work to minimize our carbon and energy footprints by, among other things, increasing use of videoconferencing to minimize physical travel, encouraging employees to use ridesharing and public transit services over higher carbon footprint activities such as driving, discouraging the creation of potentially polluting materials, operating a robust recycling program in each of our offices and being sensitive to and monitoring environmental issues across our office locations.

Our Equity Project earmarks legal finance capital to promote diversity by giving historically underrepresented lawyers an edge as they pursue leadership positions in significant commercial litigations and arbitrations. It also augments companies’ ESG and diversity, equity and inclusion initiatives by providing incentives for the firms that represent them to appoint historically underrepresented lawyers and to award them origination credit.

Executive accountability for our ESG impact resides with an ESG committee, headed by our Co-Chief Operating Officer, General Counsel and Chief Administrative Officer, and Chief Financial Officer. The Board regularly scrutinizes our corporate responsibility, and oversight of ESG is specifically vested in the nominating and governance committee of the Board (the “Nominating and Governance Committee”).

We are committed to advancing transparency of our ESG reporting practices and intend to periodically publish ESG-related reports, including our annual sustainability report, which will be made available on our website. The information on, or that can be accessed through, our website is not incorporated by reference into, and does not form a part of, this Annual Report.

Burford Capital Annual Report 2021    21

Organizational structure and significant subsidiaries

The chart below sets forth our organizational structure at December 31, 2021. The chart below does not depict all of our subsidiaries, including intermediate holding companies through which certain of the subsidiaries depicted are held.

The table below sets forth our “significant subsidiaries”, as defined in Rule 1-02(w) of Regulation S-X under the US securities law, at December 31, 2021:

Name of subsidiary	Jurisdiction of incorporation	Proportion of ownership interest
BC Holdings Limited	Guernsey	100%
Ollivets Investments Limited	Guernsey	100%
Burford Capital LLC	US	100%
Ballard LLC*	US	100%
Burford Capital Global Finance LLC	US	100%
Prospect Investments LLC*	US	100%
Wilburn Investments LLC*	US	100%
Burford Capital Holdings (UK) Limited	UK	100%
Burford Capital Overseas Limited	UK	100%
Burford Capital PLC	UK	100%
Burford Capital (UK) Limited	UK	100%
Burford Global Investments Limited	UK	100%
Burford Investments Limited	UK	100%
Burford Ireland LP*	Ireland	100%
Justitia Ireland Investments DAC*	Ireland	100%

* Represents investment subsidiaries.

22    Burford Capital Annual Report 2021

Geographic activity

At December 31, 2021, we had (i) three offices in the US: New York, New York; Chicago, Illinois; and Washington, DC, and (ii) four offices outside the US: London, United Kingdom; Singapore, Singapore; Hong Kong, China; and Sydney, Australia. In addition, we had individual employees located in various other jurisdictions around the world where we do not have formal offices. We have a diverse group of lawyers qualified to practice in the US, UK, Australia, Hong Kong, South Africa, Switzerland or Israel, as applicable. See “—Employees” for a breakdown of our employees by geographic location.

Property and equipment

We do not own any real property, and we lease our principal office spaces from third parties. The table below sets forth the location, square footage and main use of our leased offices at December 31, 2021:

Location	Size (square footage)	Main use
New York, New York	19,516	Office space
London, UK	9,378	Office space
Chicago, Illinois	8,321	Office space
Hong Kong, China	*	Office space
Singapore, Singapore	*	Office space
Sydney, Australia	*	Office space
Washington, DC	*	Office space

* Represents shared office space.

Seasonality

Historically, we have closed and funded a disproportionate amount of our new business in the second and fourth quarters, and particularly in June and December, primarily driven by the business cycle of our clients. However, our revenues and realizations have not been subject to seasonality.

Legal proceedings

From time to time, we may be involved in various legal or administrative proceedings, lawsuits and claims incidental to the conduct of our business. Some of these proceedings, lawsuits or claims may be material and involve highly complex issues that are subject to substantial uncertainties and could result in damages, fines, penalties, non-monetary sanctions or relief. At the date of this Annual Report, we are not a party to any material pending legal or administrative proceedings, lawsuits or claims that we believe may have a significant adverse effect on our business, financial position, results of operations or liquidity. Our business and operations are also subject to extensive regulation, which may result in regulatory proceedings against us.

Unresolved staff comments

None.

Burford Capital Annual Report 2021    23

Financial and operational review

The following discussion should be read in conjunction with Burford’s consolidated financial statements and the related notes contained elsewhere in this Annual Report.

Economic and market conditions

Covid-19

Existing assets: The Covid-19 pandemic has had uneven impacts on dispute resolution systems around the world. Some, like international arbitration, are functioning well and without material delay from the pandemic; and may have experienced increased efficiency by moving to virtual hearings. Others have shown uneven and often adjudicator-specific impacts, with some judges staying on schedule and moving cases forward and others slowing and permitting delays. Some have seen systemic delays, such as the general unavailability of jury trials in the United States and the consequent creation of a trial backlog. Moreover, delays in the adjudicative process also lead to delays in case settlements, as parties do not feel pressure to resolve matters. Inevitably, some of Burford’s matters (and thus our cash realizations from them) have been and will be slowed by these dynamics, while others will proceed apace. Delay in matters, however, is often profitable for Burford, as many of our assets have time-based terms which will increase Burford’s returns as time passes, so we consider these delays to be the deferral of income rather than its permanent diminution. We have not seen the discontinuance of any matters.

New business: The pandemic is affecting new business in a variety of ways.

▪	In jurisdictions with court backlogs because of the pandemic, the impetus to file new litigation is diminished unless there is an approaching limitation period, given that the litigation will not be able to move forward swiftly and spending money on the early phases of litigation could thus be postponed.
▪	On the other hand, clients are more attuned to their liquidity positions, and some see legal finance (and especially monetizations) as a way to bolster liquidity.

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

To the extent that parties in our matters do become insolvent, the impact of a party’s insolvency on pending litigation is very difficult to predict and is not only case specific, but also dependent on the insolvency process in the country in issue. For example, in the United States, entry into a corporate restructuring via Chapter 11 of the Bankruptcy Code does not eliminate litigation claims but is likely to delay them, whereas in countries that proceed directly to liquidation, a pending claim is more likely to be settled at a lower value than might have been the case had the party remained solvent. In general, however, other than in insolvencies where there is no recovery for anyone but secured creditors, Burford would still expect to see a recovery, but that recovery is likely to be delayed and could well be reduced in size during the restructuring or liquidation process.

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

See “Risk factors—Risks related to our business and industry—Legal, political and economic uncertainty surrounding the effects of the Covid 19 pandemic could adversely affect our business, financial position, results of operations and/or liquidity”.

24    Burford Capital Annual Report 2021

Financial and operational review

continued

Uncorrelated returns

Our returns are driven by judicial activity and are uncorrelated to market conditions or economic activity. The return of economic stress is likely good for us, as we tend to generate business when companies face increased liquidity challenges and other forms of uncertainty.

Litigation activity

In addition to delays in current matters, we have also observed a slowdown in new litigation activity. We believe that we will see the filing of some amount of pent-up litigation in the future, as well as a material increase in bankruptcy filings as the effects of government stimulus wear off over time and as interest rates rise.

Sanctions

The recent events in Ukraine and the subsequent international sanctions imposed on Russian businesses and individuals have had a wide-ranging impact on the legal industry. In particular, the recent international imposition of sanctions has had a profound effect on the flow of capital in and out of Russia. Generally speaking, we do not do business in the domestic courts of either Russia or Ukraine, nor do we take on matters requiring us to enforce against assets held in those countries. We have financed litigation or arbitrations in other jurisdictions against entities that might have an ultimate Russian parent or controller. There are only a handful of cases that fit this description and in aggregate represent $93 million of the $2,900 million (or approximately 3.2%) of total carrying value for capital provision assets. We are mindful of any sanctions or other issues and work regularly with specialist counsel in the sanctions area (as well as ensuring compliance with all legal requirements, such as anti-money laundering). Where we are required to enforce judgments or awards, even against sanctioned entities, such enforcement tends to be consistent with the goals of international sanctions regimes rather than running afoul of them, and the US Office of Foreign Assets Control and the UK Office of Financial Sanctions Implementation regularly grant licenses to do so. We do not anticipate any adverse impact on our business from the current sanctions regime.

Consolidated results of operations

Set forth below is a discussion of our consolidated results of operations as reported under US GAAP. This “Financial and operational review” also contains a discussion of certain APMs that are also used by management to review and assess our operations. These APMs and non-GAAP financial measure set forth under “Basis of presentation of financial information” are supplemental and should not be considered as a substitute for, or superior to, our consolidated results of operation as reported under US GAAP. As discussed under “—Conversion to US GAAP”, because we are reporting our results under US GAAP, historical data for the year ended December 31, 2020, and prior periods may differ from the historical data previously prepared in accordance with IFRS.

Burford Capital Annual Report 2021    25

Financial and operational review

continued

Year ended December 31, 2021, compared to year ended December 31, 2020

The following table provides an overview of our consolidated results of operations for the years ended December 31, 2021 and 2020.

($ in thousands)	2021	2020	Change
Income
Capital provision income	127,549	340,103	(212,554)
Asset management income	14,396	15,106	(710)
Insurance income	5,143	1,781	3,362
Services income	1,177	804	373
Marketable securities income and bank interest	1,865	380	1,485
Unrealized gain/(loss) relating to third-party interests in capital provision assets	2,028	947	1,081
Total income	152,158	359,121	(206,963)

Operating expenses
Compensation and benefits:
Salaries and benefits	(34,333)	(31,483)	(2,850)
Annual incentive compensation	(22,145)	(22,772)	627
Equity compensation	(9,272)	(5,281)	(3,991)
Legacy asset recovery incentive compensation including accruals	(36,364)	-	(36,364)
Long-term incentive compensation including accruals	(7,942)	(18,125)	10,183
General, administrative and other	(30,467)	(21,468)	(8,999)
Case-related expenditures ineligible for inclusion in asset cost	(5,300)	(4,841)	(459)
Equity and listing related	-	(7,907)	7,907
Amortization of intangible asset	-	(8,703)	8,703
Total operating expenses	(145,823)	(120,580)	(25,243)

Income from operations	6,335	238,541	(232,206)

Other income (expense)
Finance costs	(58,647)	(39,048)	(19,599)
Loss on debt buyback	(1,649)	-	(1,649)
Foreign currency transactions (losses)/gains	(5,482)	10,746	(16,228)
Total other expense	(65,778)	(28,302)	(37,476)

(Loss)/income before income taxes	(59,443)	210,239	(269,682)

Benefit from (provision for) income taxes	3,015	(36,937)	39,952
Net (loss)/income	(56,428)	173,302	(229,730)
Net income attributable to non-controlling interests	15,638	8,187	7,451
Net (loss)/income attributable to ordinary shares	(72,066)	165,115	(237,181)

Overview

Burford had a strong year for new business with significant growth in new commitments and deployments, driven by growth in our core capital provision-direct business, which represents assets capable of generating our highest potential returns and profits. Case realizations in 2021, however, remained modest due in part to continuing delays caused by the Covid-19 pandemic impacting the pace and progression of matters in the portfolio. Slow case progress in 2021 limited the incidence of case milestones that would trigger both realized and unrealized gains and losses. As a result, we recorded a net loss attributable to ordinary shares for the year of $72 million, compared to net income of $165 million attributable to ordinary shares in 2020. The net loss in 2021 was primarily driven by a 62% decline in capital provision income, while total operating expenses (including legacy accruals including non-cash portions) and finance costs increased. Given the unpredictability of the timing of case resolutions, period-to-period volatility is a characteristic of our business. We believe our portfolio remains robust and that the timing of resolutions remains subject to the idiosyncrasies of our specific cases and the vagaries of the litigation process.

Statement of comprehensive income

Capital provision income (consolidated)

On a consolidated basis, capital provision income decreased 62% to $128 million for the year ended December 31, 2021, compared to $340 million in the prior year. This decline in 2021 reflected a 26% decrease in realized gains due to lower realizations in 2021. In addition, fair value adjustments (net of previous unrealized gains transferred to realized) on

26    Burford Capital Annual Report 2021

Financial and operational review

continued

capital provision assets in 2021 represented a decline of $22 million compared to positive net fair value adjustments of $133 million in 2020. While fair value adjustments in 2021 for assets reflected a net gain of $32 million, that gain was more than offset by $54 million of previously recognized unrealized gains that were transferred to realized. Realized gains on capital provision assets included a significant contribution from the Akhmedov judgment enforcement matter, while realized gains in 2020 included a significant contribution from a set of ten related assets consisting of 18 cases in which Burford on a consolidated basis had realized gains of $172 million. The lower level of net fair value increases (excluding previous unrealized gains transferred to realized) on capital provision assets in 2021 compared to 2020 was driven by comparatively slower litigation activity, rather than negative developments in our underlying assets.

For Burford-only results, see “—Data reconciliations — Burford-only reconciliation of consolidated statement of comprehensive income to Burford-only results”.

Realized gains and losses from capital provision-direct portfolio (Burford-only)

Burford-only realized gains on the capital provision-direct portfolio of $128 million declined 29% from $180 million in 2020 and represented the vast majority of total Burford-only realized gains. Burford posted only $9 million in realized losses on cases concluded in 2021 compared to $20 million in 2020. As a percentage of average capital provision-direct assets at cost during the year, this represented 0.8% in 2021 compared to 2.2% in 2020.

Unrealized gains from capital provision-direct portfolio (Burford-only)

Burford-only capital provision-direct unrealized gains in 2021 were $16 million, a relatively modest level due in part to continuing delays caused by the Covid-19 pandemic impacting the pace and progression of matters in the portfolio. These unrealized gains were offset by $43 million in Burford-only capital provision-direct unrealized gains from prior periods that were transferred to realized gains in 2021, compared to net unrealized gains in 2020 of $141 million.

Asset management fees

On a consolidated basis, asset management fees for the year ended December 31, 2021, were $14 million compared to $15 million in 2020. Asset management fees in 2021 were comprised of $8 million in management fees and $6 million in performance fees, both essentially unchanged from 2020.

On a Burford-only basis, asset management fees in 2021 of $26 million were up modestly compared to $24 million in 2020, primarily reflecting an increase in income from BOF-C, as assets related to BOF-C continue to season. Management fees were $11 million, essentially unchanged from 2020. We earned management fees in 2021 from BOF, BAIF and the Strategic Value Fund, and not our earlier funds since we typically only earn management fees during a fund’s investment period. BOF’s investment period ended at the end of 2021, so we do not expect to earn management fees from that fund in 2022. Performance fees were $6 million in 2021, also essentially unchanged from 2020. We recognized performance fees in 2021 from BAIF, while performance fees in 2020 were related to BCIM Partners I, LP, which was wound down in 1H 2021, as its last investment was realized in the period.

We did not recognize performance fees from any of the other “European-style” litigation finance funds (BCIM Partners II, LP, BCIM Partners III, LP and BOF) during the period; however, as we continue to realize assets in those funds, we get closer to the point in time when those performance fees will also crystallize.

Asset management income

Burford-only asset management income ($ in millions):	2021	2020
Management fees	11	12
Performance fees	6	6
BOF-C income	9	6
Total Burford-only asset management income	26	24

Insurance income (consolidated)

Insurance income of $5 million increased from $2 million in 2020. The increase was primarily driven by our after the event (“ATE”) business and included a release of loss reserves. Our ATE business provides insurance for legal cost shifting incurred in pursuing or defending legal proceedings.

Services income (consolidated)

Services income remained essentially unchanged at $1 million. We continue to migrate our asset recovery business from fee-for-service activity to focus on generating capital provision assets as we transition to a contingent risk model.

Burford Capital Annual Report 2021    27

Financial and operational review

continued

Marketable securities income and bank interest (consolidated)

Marketable securities (our cash management investments) income and bank interest increased from less than $1 million in 2020, to $2 million in 2021. The increase was primarily driven by increased interest income on marketable securities over the course of 2021 (compared to 2020) earned from higher balances invested.

Income related to third-party interests in capital provision assets (consolidated)

Income related to third-party interests in capital provision assets represents the share of realized and unrealized gains and losses on capital provision assets that are owned by third parties. Income related to third-party interests in capital provision assets was $2 million in 2021 compared to $1 million in 2020. Both amounts were primarily driven by third-party interests in our Colorado Investments subsidiary.

Operating expenses - compensation and benefits expenses (consolidated)

Compensation and benefits expenses of $110 million increased from $78 million in the prior year including the impact of legacy expenses and accruals. Salaries and benefits increased 9% to $34 million in 2021, compared to $31 million in 2020, primarily driven by a commensurate increase in average headcount in 2021. Annual incentive compensation was relatively unchanged, decreasing slightly to $22 million in 2021 from $23 million the prior year. Equity compensation of $9 million increased from $5 million in the prior year, driven by an increase in the number of awards, primarily due to a one-time expansion of grants throughout Burford. As previously announced, we incurred legacy asset recovery incentive compensation expenses of $36 million in 2021 as detailed further in our Form 6-K filed with the SEC on August 23, 2021. Long-term incentive compensation expense, including accruals, of $8 million declined 56% from $18 million for the year ended 2020, primarily due to lower realized and unrealized gains in the current period.

During 2021, compensation and benefit expenses increased as we grew our business and staff and represented 75% of our total operating expenses (67% excluding the $36 million legacy asset recovery incentive compensation accruals), up from 64% in 2020. Salaries and benefits and annual incentive compensation combined increased by 4% in 2021 compared to 2020, as we continue to balance the desirability of investing in the growth of the business and maintaining prudent levels of spending. Equity compensation and long-term incentive compensation including accruals decreased by 26% in 2021 compared to 2020.

Other operating expenses (consolidated)

General, administrative and other expenses increased 42% to $30 million from $21 million in 2020, primarily due to a number of one-time increases in professional fees related to investment in accounting and control systems and our conversion to US GAAP, as we continued to invest in people and infrastructure to support our growth.

Case-related operating expenses ineligible for inclusion in asset cost of $5 million in 2021 were essentially unchanged from 2020.

Equity and listing related operating expenses of $8 million in 2020 were due in significant part to one-time costs associated with SEC registration and our NYSE listing as well as certain other equity-related activity expenses in that year that did not recur in 2021.

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

Finance costs (consolidated)

Finance costs increased to $59 million from $39 million in 2020. The increase reflects the increase in debt outstanding that resulted from the issuance in April of $400 million in 6.25% senior notes due 2028, partially offset by the repurchase of $34 million of 6.50% debt due in August 2022 at a premium, which generated a loss of $2 million.

Foreign exchange gains/(losses) (consolidated)

We incurred a foreign exchange loss of $5 million during 2021 compared to a gain of $11 million in 2020. The loss in 2021 reflects the impact of the change in the US Dollar to UK Sterling exchange rates over the course of the year related to intercompany account balances between subsidiaries with different functional currencies.

28    Burford Capital Annual Report 2021

Financial and operational review

continued

Benefit from/(provision for) income taxes (consolidated)

We recognized a benefit from income taxes in 2021 of $3 million due to the $59 million loss before income taxes for the year. The main component of the provision is the recognition of a deferred tax asset for net operating losses in the United States. We also have a deferred tax asset related to interest expense deductions for which we are providing a full valuation allowance. Cash taxes paid for the year were $1 million. During 2020, significant realized gains in the US were largely offset by net operating loss and interest deduction carryforwards, although only the use of net operating loss carryforwards reduced our net deferred tax asset. As a result, we recognized $37 million of book taxes in 2020, while paying only $11 million in cash taxes.

At December 31, 2021, Burford maintained a net deferred tax liability of $23 million on its balance sheet, which decreased from a net deferred tax liability of $24 million at December 31, 2020.

Burford’s gradual progression from a tax-free fund prior to 2012 to a multinational taxpayer was altered somewhat by the acquisition of BCIM Holdings LLC in 2016. Under US tax law, given that BCIM Holdings LLC had very few tangible assets, the bulk of the acquisition price of $160 million was characterized as goodwill and other intangible assets for US tax purposes, and those assets are amortized for tax purposes, significantly reducing future US taxable income for some years while the tax benefit of that amortization is used over time. The value of that tax offset was impacted by the US Tax Cuts and Jobs Act of 2017, as amended (the “TCJA”), which lowered US corporate tax rates substantially.

We continue to expect our tax rate to settle in the low teens over time, as we have noted previously.

Net income attributable to non-controlling interests

We consolidate certain entities that have other shareholders, including the Strategic Value Fund and BOF-C. In relation to the Strategic Value Fund, Burford earns management and performance fees as the appointed investment advisor and has an investment in the fund. In relation to BOF-C, under the co-investing arrangement with the sovereign wealth fund, Burford as the appointed investment advisor receives reimbursement of expenses from BOF-C up to a certain level before Burford or the sovereign wealth fund receives a return of capital. After the repayment of capital, Burford then receives a portion of the return generated from the assets held by BOF-C. This line item does not include Colorado for the reasons set forth in note 2 (“Summary of significant accounting policies”) to our consolidated financial statements.

Net income attributable to non-controlling interests increased from $8 million in 2020, to $16 million in 2021. The increase was largely due to higher net income in the consolidated entities.

Statement of financial position

Cash and equivalents and marketable securities

On a consolidated basis, we ended 2021 with cash and equivalents of $180 million and $175 million in marketable securities (cash management investments). As a result, our liquidity position at year end 2021 was $355 million (2020: $339 million, consisting of $322 million in cash and equivalents and $17 million in marketable securities).

On a Burford-only basis, we ended 2021 with cash and equivalents of $140 million and $175 million in marketable securities. As a result, our Burford-only liquidity position at year end 2021 was $315 million (2020: $336 million, consisting of $320 million in cash and equivalents and $16 million in marketable securities).

Due from settlement of capital provision assets (consolidated)

When an underlying case has concluded and a legal finance asset has been realized, we book the amount due to us for our capital and return as a due-from-settlement receivable. In a substantial majority of situations, we are due cash, and our receivable is typically paid within the same reporting period. In a small number of cases (typically where our client does not receive cash for the settlement or judgment), we receive non-cash consideration, such as stock or some form of debt such as a mortgage or a loan.

Notably, only 1% of our cash receivables have taken longer than one year to pay, and less than 1% of our cash receivables and non-cash consideration have ever needed to be written off.

Due from settlement receivables were $86 million at December 31, 2021. This balance at year-end 2021 included $23 million related to a single case that concluded in 2020 and is expected to be paid in 2022. Due from settlement receivables at year end 2020 were $31 million.

Burford Capital Annual Report 2021    29

Financial and operational review

continued

Capital provision assets

On a consolidated basis, capital provision assets at December 31, 2021, totaled $2.9 billion, an increase of 13% from $2.6 billion at December 31, 2020.

On a Burford-only basis, capital provision assets at December 31, 2021, totaled $2.2 billion, an increase of 13% from $1.9 billion at December 31, 2020. The increase in capital provision assets was primarily driven by strong deployments during the period while Burford-only realizations were modest due in part to continuing court delays caused by the Covid-19 pandemic impacting the pace and progression of matters in our portfolio. For more information, see “—Data reconciliations – Burford-only reconciliation of consolidated statement of financial position to Burford-only results”.

Fair value of capital provision assets

We record legal finance assets at initial fair value, which is equivalent to deployed funded cost, until there is some objective event in the underlying litigation that would cause a change in value, whereupon we reflect the impact (up or down) of that objective event through a fair value adjustment. For the vast majority of our legal finance assets, the objective events considered under our fair value policy relate to the litigation process. When the objective event in question is a court ruling, Burford discounts the potential impact of that ruling commensurate with the remaining litigation risk. Our policy assigns valuation changes in fixed ranges based on, among other things:

▪	A significant positive ruling or other objective event prior to any trial court judgment
▪	A favorable trial court judgment
▪	A favorable judgment on the first appeal
▪	The exhaustion of as-of-right appeals
▪	In arbitration cases, where there are limited opportunities for appeal, issuance of a tribunal award
▪	An objective negative event at various stages in a litigation

We estimate fair values based on the specifics of each asset, and fair values typically change upon an asset having a return entitlement or progressing in a manner that, in our judgment, would result in a third-party being prepared to pay an amount different from the original sum invested for our rights in connection with the asset. Positive, material progression of an asset would give rise to an increase in fair value while an adverse outcome would give rise to a reduction. The quantum of change depends upon the potential future stages of asset progression. The consequent effect when an adjustment is made is that the fair value of an asset with few remaining stages is adjusted closer to its predicted final outcome than one with many remaining stages. In litigation matters, before a judgment is entered following trial or other adjudication, the key stages of any matter and their impact on fair value are substantially case specific but may include the motion to dismiss and the summary judgment stages. Following adjudication, appeals proceedings provide further opportunities to re-assess the fair value of an asset.

The aggregate carrying value of our capital provision assets on a consolidated basis totaled $2.9 billion at December 31, 2021. Of those assets, 29% were held at cost, 40% were valued based on market transactions and 31% were valued based on case milestones. The portion valued based on market transactions consists entirely of the YPF-related assets, of which 95% of the carrying value is fair-value adjustments. Of the carrying value of assets valued based on case milestones, 80% represents the cost basis of those assets and 20% represents the net fair value adjustment for those assets. At December 31, 2021, the aggregate fair value adjustments on our Burford-only capital provision-direct portfolio, excluding the YPF-related assets, stood at $160 million, or 12% of ex-YPF carrying value, compared to $183 million at December 31, 2020, or 17% of ex-YPF carrying value.

Fair value of YPF-related assets

The fair value of our YPF-related assets—our financing of the Petersen and Eton Park claims—is reflective of a robust secondary sale of a portion of the Petersen claim in June 2019. This sale was part of a $148 million placement to a number of institutional investors, of which we sold $100 million and other third-party holders sold the remaining portion. Given the size of this sale and the participation of a meaningful number of third-party institutional investors, we concluded that this market evidence should be factored into our valuation process of the YPF-related assets. Less robust trading of portions of the Petersen claim have not and in the future may not be factored into our valuation process of the YPF-related assets.

30    Burford Capital Annual Report 2021

Financial and operational review

continued

At December 31, 2021, the carrying value of the YPF-related assets (both Petersen and Eton Park combined) on a Burford-only basis increased to $777 million from $773 million at December 31, 2020, due solely to ongoing legal expense spending in the matters. Our cost basis increased by $9 million, and our unrealized gain decreased by $5 million to $50 million and $727 million, respectively, because $5 million of the $9 million in costs deployed in the period are recoverable. Otherwise, we did not recognize any income on the YPF-related assets during 2021.

Summary of components of carrying value at December 31, 2021
Burford-only	Deployed	Unrealized	Carrying
($ in millions)	cost	gain	value
Capital provision-direct:
YPF-related assets	50	727	777
Other assets	1,201	160	1,361
Total	1,251	887	2,138
Capital provision-indirect	18	3	21
Total capital provision assets	1,269	890	2,159

Summary of components of carrying value at December 31, 2020
Burford-only	Deployed	Unrealized	Carrying
($ in millions)	cost	gain	value
Capital provision-direct:
YPF-related assets	41	732	773
Other assets	907	183	1,090
Total	945	915	1,863
Capital provision-indirect	43	—	43
Total capital provision assets	991	915	1,906

Burford Capital Annual Report 2021    31

Financial and operational review

continued

Year ended December 31, 2020, compared to year ended December 31, 2019

The following table provides an overview of our consolidated results of operations for the years ended December 31, 2020 and 2019.

($ in thousands)	2020	2019	Change
Income
Capital provision income	340,103	409,156	(69,053)
Asset management income	15,106	15,160	(54)
Insurance income	1,781	3,545	(1,764)
Services income	804	2,133	(1,329)
Marketable securities income and bank interest	380	6,676	(6,296)
Unrealized gain/(loss) relating to third-party interests in capital provision assets	947	(57,500)	58,447
Total income	359,121	379,170	(20,049)

Operating expenses
Compensation and benefits:
Salaries and benefits	(31,483)	(25,231)	(6,252)
Annual incentive compensation	(22,772)	(24,503)	1,731
Equity compensation	(5,281)	(4,519)	(762)
Long-term incentive compensation including accruals	(18,125)	(33,496)	15,371
General, administrative and other	(21,468)	(22,447)	979
Case-related expenditures ineligible for inclusion in asset cost	(4,841)	(11,246)	6,405
Equity and listing related	(7,907)	(1,754)	(6,153)
Amortization of intangible asset	(8,703)	(9,495)	792
Total operating expenses	(120,580)	(132,691)	12,111

Income from operations	238,541	246,479	(7,938)

Other income (expense)
Finance costs	(39,048)	(38,747)	(301)
Foreign currency transactions gains	10,746	1,956	8,790
Total other expense	(28,302)	(36,791)	8,489

Income before income taxes	210,239	209,688	551

Provision for income taxes	(36,937)	(13,417)	(23,520)
Net income/(loss)	173,302	196,271	(22,969)
Net income attributable to non-controlling interests	8,187	15,309	(7,122)
Net income attributable to ordinary shares	165,115	180,962	(15,847)

Statement of comprehensive income

Capital provision income (consolidated)

Capital provision income decreased by 17% from $409 million to $340 million for 2020. While Burford saw sharply higher realized gains on capital provision assets ($205 million for the year ended December 31, 2020, up 35% from $152 million for the year ended December 31, 2019), increases in gains were more than offset by decreases in fair value adjustments (net of previous unrealized gains transferred to realized) on capital provision assets (down 48% from $262 million for the year ended December 31, 2019, to $135 million for the year ended December 31, 2020) because, while a number of assets recorded unrealized gains due to positive case progress, the $90 million of unrealized gain on our YPF-related assets in 2019 did not recur in 2020. A key driver of our capital provision-direct income during 2020 was a set of ten related assets consisting of 18 cases in which Burford on a consolidated basis had invested $94 million and had realizations of $267 million for realized gains of $173 million.

Asset management income (consolidated)

Asset management fees remained consistent at $15 million. The receipt of performance fees offset lower management fees. Management fees declined 43% from $15 million to $9 million in 2020, as we no longer collected base management fees on some older funds (BCIM Partners II, LP, BCIM Partners III, LP and BCIM Credit Opportunities LP) that are past their investment periods. We recorded no performance fees in 2019, but recorded $6 million in 2020, as we received performance fees from BCIM Partners I, LP.

32    Burford Capital Annual Report 2021

Financial and operational review

continued

Insurance income (consolidated)

Insurance income decreased by 50% from $4 million for the year ended December 31, 2019, to $2 million for the year ended December 31, 2020. The decrease was primarily due to ATE business, which provides insurance for legal cost shifting incurred in pursuing or defending legal proceedings, being in run-off since 2016.

Services income (consolidated)

Services income decreased from $2 million to $1 million in 2020. Our fee-for-service income from our asset recovery business declined as we have continued to migrate this business to focus on generating capital provision assets as we transition to a contingent risk model.

Marketable securities income and bank interest (consolidated)

Marketable securities and bank interest decreased from $7 million to nothing in 2020. The decrease was primarily due to lower interest received on cash due to lower market rates, with bank interest income decreasing from $5 million to essentially zero in 2020. During 2020, we also incurred $2 million of realized losses on disposal of marketable securities; there were no such losses in 2019.

Income related to third-party interests in capital provision assets (consolidated)

Income related to third-party interests in capital provision assets represents the share of realized and unrealized gains and losses on capital provision assets that are owned by third parties. Income related to third-party interests in capital provision assets was $1 million in 2020 compared to $58 million in 2019. Both amounts were primarily driven by third-party interests in our Colorado Investments subsidiary.

Operating expenses – compensation and benefits expenses (consolidated)

Salaries and benefits increased 25% to $31 million in 2020 from $25 million in 2019. Although we had essentially flat headcount during 2020, our average employee headcount during 2020 was 11% higher than for 2019 because of the headcount growth we experienced in 2019. The long-term incentive compensation decreased to $18 million in 2020 from $33 million in 2019, as the 2019 figure included a one-time catch-up charge for “carry” accruals related to prior periods.

Other operating expenses (consolidated)

General, administrative and other expenses decreased slightly to $21 million in 2020, from $22 million in 2019, due to lower travel and marketing expense reflecting the impact of the Covid-19 pandemic. Case-related operating expenses ineligible for inclusion in asset cost decreased from $11 million in 2019, to $5 million in 2020, as lower activity in the Strategic Value Fund gave rise to a decreased number of situations (including situations where Burford is acting as principal rather than funding a client) where legal fees and other expenditures are incurred that cannot be included in the cost of the capital provision asset. Equity and listing-related operating expenses increased 351% from $2 million in 2019, to $8 million in 2020, due in significant part to one-time costs associated with SEC registration and NYSE listing during 2020 as well as certain other equity-related activity expenses.

Finance costs (consolidated)

Finance costs remained consistent at $39 million for the years ended 2020 and 2019, as the amount of debt outstanding was unchanged.

Foreign exchange gains/(losses) (consolidated)

Foreign exchange gains increased from $2 million in 2019, to $11 million in 2020. The increase was due to increased impact of foreign-exchange movements on the values of our non-US-dollar-denominated assets held by subsidiaries with USD functional currency.

Provision for income taxes (consolidated)

Taxation expense increased from $13 million for 2019, to $37 million for 2020. The increase was largely driven by significantly higher realized gains in the US during 2020.

At December 31, 2019, Burford maintained a significant net deferred tax asset on its balance sheet, which arose primarily from future benefits from net operating losses and compensation and benefits expenses, net of BCIM Holdings LLC’s intangibles amortization and net unrealized gains/losses. The TCJA also enacted significant limitations on

Burford Capital Annual Report 2021    33

Financial and operational review

continued

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

Net income attributable to non-controlling interests (consolidated)

Income/(expense) related to third-party interests in capital provision assets decreased from $15 million for the year ended December 31, 2019, to $8 million for the year ended December 31, 2020.

Segments (consolidated)

We have two operating business segments: (i) Capital provision: Provision of capital to the legal industry or in connection with legal matters, both directly and through investment in the Group’s managed funds; and (ii) Asset management and other services (which includes the provision of services to the legal industry, including litigation insurance); and one corporate segment: (iii) Other corporate. We have changed two of our segments from our presentation in our Annual Report on Form 20-F for the year ended December 31, 2020. The asset management and other services segment was previously named asset management, and the other corporate segment was previously named services and other corporate. As a result, insurance income and asset recovery fee for services income, which previously resided in the services and other corporate segment now reside in the asset management and other services segment.

The following table provides a breakdown of our income by operating segment for the years ended December 31, 2021, 2020 and 2019.

	For the year ended December 31,
($ in thousands)	2021	2020	2019
Capital provision	99,754	320,023	316,823
Asset management and other services	32,357	27,069	31,808
Other corporate	774	315	6,070

The following table sets forth our income in the capital provision operating segment net of the third-party interest amounts for the years ended December 31, 2021, 2020 and 2019.

	For the year ended December 31,
($ in thousands)	2021	2020	2019
Capital provision	127,549	340,103	409,156
Third-party share of gains relating to interests in consolidated entities	(27,795)	(20,080)	(92,333)
Total	99,754	320,023	316,823

The following tables provide a breakdown of our profit/(loss) before taxation by operating segment for the years ended December 31, 2021, 2020 and 2019.

For the year ended December 31, 2021	Capital	Asset management
($ in thousands)	provision	and other services	Other corporate	Total
Income	99,754	32,357	774	132,885
Operating expenses	(87,420)	(33,280)	(21,488)	(142,188)
Other income (expense)	(54,014)	(1,398)	(4,884)	(60,296)
Foreign currency transactions	-	-	(5,482)	(5,482)
Profit/(loss) before taxation	(41,680)	(2,321)	(31,080)	(75,081)

For the year ended December 31, 2020	Capital	Asset management
($ in thousands)	provision	and other services	Other corporate	Total
Income	320,023	27,069	315	347,407
Operating expenses	(55,139)	(24,254)	(37,228)	(116,621)
Other income (expense)	(36,316)	-	(2,732)	(39,048)
Foreign currency transactions	-	-	10,314	10,314
Profit/(loss) before taxation	228,568	2,815	(29,331)	202,052

34    Burford Capital Annual Report 2021

Financial and operational review

continued

For the year ended December 31, 2019	Capital	Asset management
($ in thousands)	provision	and other services	Other corporate	Total
Income	316,823	31,808	6,070	354,701
Operating expenses	(72,252)	(23,704)	(27,635)	(123,591)
Other income (expense)	(36,423)	-	(2,324)	(38,747)
Foreign currency transactions	-	-	2,016	2,016
Profit/(loss) before taxation	208,148	8,104	(21,873)	194,379

In the capital provision segment, we incurred a loss before taxation of $42 million in 2021 compared to a profit before taxation of $229 million in 2020, primarily due to lower realized gains and the legacy asset recovery incentive compensation charge in 2021. In the asset management and other services segment, we incurred a loss before taxation of $2 million in 2021 compared to a profit before taxation of $3 million in 2020, primarily due to higher total segment expenses partially offset by higher income from BOF-C and other services. In the other corporate segment, loss before taxation was relatively consistent in 2021 and 2020.

In the capital provision segment, profit before taxation increased to $229 million in 2020 from $208 million in 2019, primarily due to lower total segment expenses in 2020. In the asset management and other services segment, profit before taxation decreased to $3 million in 2020 from $8 million in 2019, primarily due to lower management fees in 2020. In the other corporate segment, the loss before taxation increased by $7 million in 2020 compared to 2019, primarily due to higher segment expenses.

Cash flows (consolidated)

The following table sets forth the principal components of our cash flows for the years ended December 31, 2021, 2020 and 2019.

For the year ended December 31 ($ in thousands)	2021	2020	2019
Net cash (outflow)/inflow from operating activities	(585,364)	53,827	(273,555)
Net cash (outflow) from investing activities	(285)	(360)	(3,398)
Net cash inflow/(outflow) from financing activities	444,829	(5,257)	154,695
Net (decrease)/increase in cash and cash equivalents	(140,820)	48,210	(122,258)

Net cash (outflow)/inflow from operating activities

Net cash from operating activities was a cash outflow of $585 million for 2021, compared to a cash inflow of $54 million for 2020, primarily due to greater new funding of capital provision assets and lower cash realized gains in 2021. Included in net cash from operating activities are net (fundings)/proceeds from the movement between cash and marketable securities.

Net cash from operating activities was a cash inflow of $54 million for 2020, compared to a cash outflow of $274 million for 2019, primarily due to lower new funding of capital provision assets in 2020.

The following table sets forth the principal components of our net cash outflow from operating activities for the years ended December 31, 2021, 2020 and 2019.

For the year ended December 31 ($ in thousands)	2021	2020	2019
Net cash inflow from operating activities before funding of capital provision assets and net (funding of)/proceeds from marketable securities	247,927	330,594	294,885
Net (funding of)/proceeds from marketable securities	(160,360)	20,376	3,346
New funding of capital provision assets	(672,931)	(297,143)	(571,786)
Net cash inflow/(outflow) from operating activities	(585,364)	53,827	(273,555)
*	See note 3 (“Supplemental cash flow data”) to our consolidated financial statements.

Net cash (outflow) from investing activities

Net cash from investing activities was a cash outflow of less than $1 million in 2021, consistent with 2020.

Net cash from investing activities was a cash outflow of less than $1 million in 2020, compared to a cash outflow of $3 million for 2019, primarily due to lower purchases of property, plant and equipment in 2020.

Net cash inflow/(outflow) from financing activities

Net cash from financing activities was an inflow of $445 million for 2021, compared to an outflow of $5 million for 2020. The cash inflow in 2021 was primarily due to the issuance of $400 million in senior notes in April 2021.

Burford Capital Annual Report 2021    35

Financial and operational review

continued

Net cash from financing activities was an outflow of $5 million for 2020, compared to an inflow of $155 million for 2019. The cash outflow in 2020 was due to the redemption of debt, while the net inflow in 2019 was primarily due to sales of a portion of our entitlement in the YPF-related assets held via Colorado.

We anticipate that our primary sources of funds will be available cash and cash from operations, which includes proceeds from our capital provision assets. We may also issue additional debt from time to time. We believe that these sources of funds will be sufficient to fund our operations, including our working capital requirements.

Capital expenditures

We do not have material capital expenditures. At December 31, 2021, we had $2 million in carrying value relating to leasehold improvements, fixtures, fittings and equipment, computer software and hardware. We do not anticipate incurring material capital expenditures in the year ending December 31, 2022.

Research and development, patents and licenses, etc.

We do not spend material amounts on research and development, nor do we own any patents.

Cash receipts (non-GAAP financial measure)

We consider cash receipts (proceeds from realizations of our capital provision and other assets plus asset management and other income) to be an important metric in managing the business, since cash receipts provide the funds we have available (before raising any external capital) to deploy into new assets and pay our operating expenses and finance costs.

Burford generated a robust level of cash during 2021, with $532 million of cash receipts Group-wide and $281 million on a Burford-only basis. Burford-only cash receipts were driven by realizations in our capital provision-direct assets. For the funds, realizations in BAIF and in funds with capital provision-direct assets were the key drivers of cash proceeds.

Cash receipts
2021 ($ in millions)	Burford-only	Other funds	BOF-C	Group-wide
Cash proceeds:
Capital provision-direct	231	89	21	341
Capital provision-indirect	25	33	-	58
Post-settlement finance	-	108	-	108
Asset management cash income	19	-	-	19
Services and other income	6	-	-	6
Total cash receipts	281	230	21	532

Burford-only cash receipts in 2021 of $281 million represented a 46% decrease from $519 million in 2020, although the mix of cash proceeds behind these results was different. In 2021, the majority of cash receipts were derived from capital provision-direct assets, while in 2020, the Strategic Value Fund within the capital provision-indirect portfolio, where capital tends to be recycled more quickly because of the short tenor of the assets, accounted for a greater portion of cash receipts. Excluding cash receipts from capital provision-indirect assets, cash receipts in 2021 decreased by 26% from 2020. Although recently the capital provision-indirect portfolio has made a minimal contribution to cash receipts, as deployments are made in the Advantage Fund, we would expect realizations from those deployments to increase the capital provision-indirect portfolio’s contribution to total cash receipts. In addition, financing costs have increased due to the debt issuance in April 2021.

Burford has a consistent history of generating significant cash receipts and, therefore, substantial cash available for deployment. From these cash receipts and liquidity on the balance sheet, Burford funds its operating expenses and finance costs. During 2021, Burford’s balance sheet generated sufficient cash to cover those cash outflows.

36    Burford Capital Annual Report 2021

Financial and operational review

continued

Cash available for redeployment—Burford-only

($ in millions)	2021	2020	2019
Cash proceeds from capital provision-direct	231	325	210
Cash proceeds from capital provision-indirect*	25	173	270
Cash from asset management income	19	16	20
Cash from services and other income	6	5	18
Cash receipts from operations	281	519	518
General operating expense-excluding one time expenses (legacy asset recovery accruals, costs ineligible to be capitalized and equity and listing costs)	(104)	(98)	(76)
Finance costs	(59)	(39)	(39)
Cash for redeployment	118	382	403
*	Includes proceeds from hedging-related assets.

For further information on how data in this section is related to data in the financial statements notes, see Cash receipts data reconciliation on page 59 of the “—Data reconciliation” section.

Debt

Burford has issued five series of debt securities, four that are listed on the London Stock Exchange’s Order Book for Retail Bonds and one through a private placement transaction under Rule 144A in the United States. The table below sets forth information on our outstanding debt at December 31, 2021.

We have well-laddered debt maturities with an overall weighted average maturity well in excess of the weighted average life of our legal finance assets. At December 31, 2021, the weighted average life of our outstanding debt at 4.6 years continues to be longer than that of our concluded capital provision-direct assets at 2.3 years, weighted by recoveries. Our debt maturity profile mitigates any significant single-year refinancing risk.

Going forward, we expect to continue to be an opportunistic debt issuer, so we may from time to time issue new debt to fund our growth or to refinance future debt maturities. Alternatively, depending upon our liquidity position, we may from time to time repurchase some of our outstanding debt. During 2021, we repurchased approximately $34 million (£28 million) face amount of our debt issue due in August 2022, our nearest maturity, that continues to be held by a wholly owned subsidiary.

Outstanding debt issues at December 31, 2021

			Principal amount			Balance sheet (at amortized cost) at
			USD	Currently
			equivalent	outstanding	Currently
	Issuance	Maturity	face value at	(in local	outstanding
($ in thousands)	date	date	issuance	currency)	(in USD)*	2021	2020
Burford Capital PLC
£90,000,000 issued at 6.50% fixed rate	8/19/2014	8/19/2022	$143,176	£62,028	$83,595	$83,396	$117,082
£100,000,000 issued at 6.125% fixed rate	4/26/2016	10/26/2024	$144,020	£100,000	$134,770	$134,092	$135,561
£175,000,000 issued at 5.00% fixed rate	6/1/2017	12/1/2026	$225,803	£175,000	$235,848	$234,153	$236,794

Burford Capital Finance LLC
$180,000,000 issued at 6.125% fixed rate	2/12/2018	8/12/2025	$180,000	$180,000	$180,000	$178,728	$178,377

Burford Capital Global Finance LLC
$400,000,000 issued at 6.25% fixed rate callable notes	4/5/2021	4/15/2028	$400,000	$400,000	$400,000	$392,188	$-
Total debt						$1,022,557	$667,814
*	Converted using exchange rate at 12/31/2021 of 1.3477 GBP/USD.

We manage our balance sheet with relatively low levels of leverage. Our debt issues in the UK bond market contain one significant financial covenant, which is a leverage ratio requirement that we maintain a consolidated level of net debt (debt less cash and marketable securities) of less than 50% of our level of tangible assets (total assets less intangibles). At December 31, 2021, our leverage ratio on this basis was 21%. In addition, the indenture governing our 6.250% Senior Notes due 2028 contains certain restrictive covenants that, among others, require us to have a consolidated indebtedness to net tangible equity ratio of less than 1.50 to 1.00 or 2.00 to 1.00 to undertake specific actions, such as make restricted payments or incur additional indebtedness. At December 31, 2021, we were in compliance with all of the covenants under the trust deeds and indenture, as applicable. For further information, see “Additional details on net debt to tangible equity covenant ratio and Additional details on net debt to tangible assets covenant ratio tables” on page 65 in the “Data reconciliation” section.

Burford Capital Annual Report 2021    37

Financial and operational review

continued

Liquidity

A key part of our financial management strategy involves maintaining significant liquidity. Burford-only cash, cash equivalents and marketable securities at year-end 2021 was $315 million on our balance sheet, a 6% decrease from $336 million at year-end 2020. Our marketable securities consist of short-duration and generally investment-grade fixed income assets, the bulk of which are held in separately managed accounts managed by a large asset manager who specializes in short duration and money market investments. The decrease in cash and marketable securities during 2021 reflects strong growth in Burford-only deployments, partially offset by modest case realizations and the issuance of $400 million in senior notes in April 2021. We believe our strong liquidity position enables us to continue to deploy capital into the financing of attractive new legal finance assets.

Burford is a growing business that typically invests in assets with an anticipated medium tenor. By definition, if our new deployments in a year exceed realizations from prior years’ assets, we will need incremental financing. This dynamic is typical for growing companies. It is also generally within Burford’s control, in that we could simply slow our new fundings to preserve cash, but we believe that would not maximize shareholder value in the long term. Burford has instead elected a growth strategy while at the same time maintaining a strong balance sheet and making use of private investment funds and our strategic capital arrangement with a sovereign wealth fund.

Our large liquidity balance at December 31, 2021, is not unusual, as we tend to keep relatively sizeable amounts of cash and marketable securities on our balance sheet, as the timing of cash inflows to our business is unpredictable. We typically have greater visibility on our deployments, especially those against potential new commitments, which we can decide not to pursue at any point.

Liquidity
Burford-only
At December 31,	2021	2020	2019	2018	2017
Cash and cash equivalents	140	320	168	236	91
Marketable securities	175	16	38	41	40
Total liquid assets	315	336	206	277	131

Off-balance sheet arrangements

At December 31, 2021, we had off-balance sheet arrangements relating to legal finance assets with structured entities that aggregate claims from multiple parties in the amount of $6 million. See note 17 (“Variable interest entities”) to our consolidated financial statements.

Contractual obligations

The table below sets forth our contractual obligations at December 31, 2021. Neither our consolidated financial statements nor the table below include our undrawn financing commitments, which we enter into during the course of providing funding to our clients. At December 31, 2021, these undrawn financing commitments amounted to $1.5 billion, of which $703 million were definitive commitments and $88 million related to our legal risk management activities. See note 22 (“Financial commitments and contingent liabilities”) to our consolidated financial statements.

	Less than			More than
	1 year	1 to 3 years	3 to 5 years	5 years	No maturity	Total
December 31, 2021	$'000	$'000	$'000	$'000	$'000	$'000

Leases	2,409	4,191	3,866	4,393	-	14,859
Debt interest payable	61,506	112,144	84,610	37,500	-	295,760
Other liabilities	41,249	4,805	-	-	53,884	99,938
Debt issued	83,595	134,770	415,847	400,000	-	1,034,212
Third-party interests in consolidated entities	-	-	-	-	398,595	398,595
	188,759	255,910	504,323	441,893	452,479	1,843,364

38    Burford Capital Annual Report 2021

Financial and operational review

continued

Dividends

	2021		2020		2019
Total dividend	12.50	¢	12.50	¢	4.17	¢

The Board has recommended that shareholders approve at the annual general meeting a final dividend for 2021 of 6.25¢ per share payable on June 17, 2022, to shareholders of record on May 27, 2022. If shareholders approve this dividend, the total annual dividend for 2021 would be 12.5¢.

We expect to maintain this annual dividend level going forward and plan to pay one-half of this annual dividend as an interim dividend and one-half as a final dividend for the year. Given the demand for our capital in the legal finance marketplace and the tax inefficiency of dividend payments to US investors, we do not anticipate regular increases in our dividend level, but rather we will review dividend levels with shareholders and the Board from time to time.

Because we are a US dollar-denominated business, dividends are declared in US dollars. For UK shareholders, those dividends are then converted into Sterling shortly before the time of payment and paid in Sterling. Any UK shareholder who would like to receive dividends in US dollars should contact the Registrar. US shareholders will automatically receive their dividends in US dollars unless they request otherwise.

Current portfolio

We count each of our contractual relationships as an “asset”, although many such relationships are composed of multiple underlying litigation matters that are often cross collateralized rather than reliant on the performance of a single matter. At December 31, 2021, our Burford-only portfolio consisted of 184 assets held directly and two other assets held indirectly through our investment in the Strategic Value Fund.

At December 31, 2021, our consolidated portfolio was $4.4 billion, including deployed cost, net unrealized gain and undrawn commitments, while the Group-wide portfolio was $5.1 billion of which $3.3 billion was attributable to the Burford-only balance sheet.

For a reconciliation of our current portfolio on a US GAAP consolidated basis to the calculation on a Group-wide basis, see “— Data reconciliations - Portfolio data reconciliation” on page 60. The following table reconciles the calculation of our current portfolio on a Burford-only basis to the calculation on a Group-wide basis.

			Current portfolio
At December 31, 2021 ($ in millions)	Burford-only		Funds	BOF-C	Total
Capital provision-direct:
Deployed cost	1,251		508	274	2,033
+ Fair value adjustments	887		82	28	997
= Carrying value	2,138		590	302	3,030
+ Undrawn commitments	1,132		217	359	1,708
= Total	3,270		807	661	4,738
Capital provision-indirect:
Carrying value	11	*	2	-	13
+ Undrawn commitments	-		-	-	-
= Total	11		2	-	13
Post-settlement:
Deployed cost	-		275	-	275
+ Fair value adjustments	-		56	-	56
= Carrying value	-		331	-	331
+ Undrawn commitments	-		12	-	12
= Total	-		343	-	343

Total portfolio	3,281		1,152	661	5,094

*The noted $11 million carrying value for Burford-only capital provision-indirect assets does not include a further $10 million for the Burford-only portion of due from settlement receivable on concluded assets in the Strategic Value Fund, for a total of $21 million carrying value for Burford-only capital provision-indirect assets as noted in the capital provision asset reconciliation table in the data reconciliation section.

The Group-wide portfolio has grown at a compound annual growth rate of 43% over the five years ending December 31, 2021. The Group-wide portfolio grew by 14% during 2021, driven by strong deployments across the capital provision-direct portfolio, along with relatively low realizations in the period.

Burford Capital Annual Report 2021    39

Financial and operational review

continued

Undrawn commitments

Our portfolio includes both commitments that have been funded and, therefore, have become deployments, as well as commitments that have not been funded and, therefore, are expected to become deployments at some future date. Although our realizations are neither controllable nor predictable, we do have significantly more visibility of and control over our deployments. Although some portion of these deployments are on prior definitive commitments, which we are obligated to fund, a significant portion of deployments on prior commitments is discretionary, so that we have control over whether to fund.

At December 31, 2021, our consolidated undrawn commitments were $1.5 billion, our Burford-only undrawn commitments were $1.1 billion, and our Group-wide total undrawn commitments were $1.7 billion. Deployments on new potential commitments are entirely within our control since we can decline to make the commitment in the first instance if we do not want to deploy capital at that time.

The table below sets forth our Group-wide undrawn commitments outstanding at December 31, 2021, and December 31, 2020, on a consolidated basis, a Burford-only basis and a Group-wide basis and provides a reconciliation.

				Elimination of
At December 31, 2021		Consolidated		third-party	Burford-only	Fund	BOF-C	Group-wide
(December 31, 2020)		commitments		interests	commitments	commitments	commitments	commitments
Capital provision-direct:
Legal finance	2021	1,405		(355)	1,050	199	353	1,602
	2020	1,161	*	(239)	922	265	234	1,421
Legal risk management	2021	88		(6)	82	18	6	106
	2020	94	*	(6)	88	21	6	115
Capital provision-indirect:
Strategic Value fund	2021	-	*	-	-	-	-	-
	2020	-	*	-	-	-	-	-
Post-settlement:
Post-settlement funds	2021	-		-	-	12	-	12
	2020	-		-	-	27	-	27
Total undrawn commitments	2021	1,493		(361)	1,132	229	359	1,720
	2020	1,255		(245)	1,010	313	240	1,563
*	See note 22 (“Financial commitments and contingent liabilities”) to our consolidated financial statements.
*	The Burford-only undrawn commitment figure for 2021 includes approximately $63 million interests in commitments that were warehoused for our funds at December 31, 2021, including a $13 million commitment warehoused for BOF-C and a $50 million asset warehoused for the Advantage Fund, which will be reflected as a capital provision-indirect asset post-transfer. The undrawn commitment table reflects the allocation in place at December 31, 2021, and does not reflect the intended transfer to other funds at December 31, 2021, which occurred or will occur in early 2022. After giving effect to these intended transfers, Burford-only undrawn commitments for capital provision-direct assets at December 31, 2021, would have been $1,069 million.

The table above shows $1.1 billion of Burford-only undrawn commitments (including $63 million in warehoused assets that were transferred in early 2022) attributable to the capital provision-direct portfolio at December 31, 2021. Other undrawn commitments are the responsibility of funds and other capital pools, which plan separately to be able to meet those commitments, typically by calling capital from their investors. Of the $1.1 billion of Burford-only undrawn commitments, $82 million is attributable to legal risk management, none of which we expect to need to fund and none of which would be drawn on any sort of accelerated basis. The remaining $1.0 billion relates to existing legal finance arrangements. As our funding commitments may not be deployed for a variety of reasons, they are considered undrawn, as set forth in note 22 (“Financial commitments and contingent liabilities”) to our consolidated financial statements.

While $1.0 billion of legal finance arrangements seems like a large number, there are three important points to bear in mind about undrawn commitments. First, our undrawn commitments can be divided into two categories: Discretionary and definitive. Discretionary commitments are those where we retain a considerable degree of discretion over whether to advance capital and generally would not suffer an adverse financial consequence from failing to do so. As an example, if we have committed to a law firm to fund future new cases for them, that commitment would be subject to underwriting and approving those new cases; we would not be obligated to provide funding unless we have given those approvals. Definitive commitments are those commitments where we are contractually obligated to fund incremental capital and failure to do so would typically result in adverse contractual consequences (such as a dilution in our returns or the loss of our funded capital in a case). Of the $1.0 billion of legal finance commitments, $527 million (50%) are

40    Burford Capital Annual Report 2021

Financial and operational review

continued

discretionary and $523 million (50%) are definitive. The increase in the proportion of definitive commitments from the prior year is largely attributable to specific subcases in portfolio matters that became definitive commitments in 2021.

Capital provision-direct undrawn commitments
Burford-only

	December 31,		December 31,
($ in millions)	2021	% of total	2020	% of total
Undrawn commitments – capital provision-direct
Definitive	523	50%	347	38%
Discretionary	527	50%	575	62%
Total	1,050	100%	922	100%
*	The Burford-only undrawn commitment figure for 2021 includes approximately $63 million interests in assets that were warehoused for other funds at December 31, 2021, including a $13 million asset warehoused for BOF-C and a $50 million asset warehoused for the Advantage Fund, which will be reflected as a capital provision-indirect asset post transfer. The undrawn commitment table reflects the allocation in place at December 31, 2021, and does not reflect the intended transfer to other funds at December 31, 2021, which occurred in early 2022. After giving effect to these intended transfers, Burford-only undrawn commitments for capital provision-direct assets at December 31, 2021, would have been $987 million, of which $460 million are definitive and $527 million are discretionary.

Second, we have good visibility into the timing of when definitive commitments will be drawn. This visibility is partly because many of our agreements structure future draws on an explicit timetable or with reference to case events, and partly because we have insight into the timing of individual legal actions. For example, our experience informs us that the median time to trial in the US federal courts is regularly at least a couple of years. Thus, we expect that typically the most significant portion of our funding that relates to a case’s trial in those courts for a new matter in 2021 will not be drawn until 2023 at the earliest.

Because of the longer-term nature of such deployments, our aggregate deployments on undrawn commitments remain gradual, with a median over the last four years of 17% of total deployments during the course of the year on undrawn commitments at prior year’s end.

Capital provision-direct deployments on undrawn legal finance commitments
Burford-only

					Four-year
($ in millions)	2020	2019	2018	2017	median
Undrawn commitments at December 31	922	829	615	503
Deployed in following year (i.e., 2020 deployed in 2021)	165	97	94	152
Percent deployed	18%	12%	15%	30%	17%

Third, the incidence of settlement means that not all of our commitments will be drawn. Historically, the median deployment in the initial year from commitment is 42%, climbing to 64% by year 3. On average, we have deployed 85% of our commitments on concluded (fully and partially) matters, although it can take many years to reach that level.

Portfolio concentrations

The claims underlying our capital provision-direct legal finance assets are generally diverse, as are our relationships with corporate and law firm clients. Of our Group-wide commitments at December 31, 2021, corporate clients account for 56% of such commitments, law firms account for 40% of such commitments, and other clients account for the remaining 4% of such commitments.

For the year ended December 31	2021	2020	2019
Corporates	56%	57%	52%
Law firms	40%	41%	44%
Other	4%	2%	4%

Our largest commitment to a corporate position was $349 million ($212 million Burford-only), which accounted for 9% of our Group-wide commitments (9% Burford-only) and represented hundreds of underlying cases and has a structure that would make a complete loss of our capital highly unlikely. Our largest relationship with a single law firm consisted of (i) financing arrangements between us and the firm, where the firm seeks to monetize the risk that the firm has taken with some of its clients, (ii) direct financing arrangements with counterparties that elect to hire the firm where our financing funds the law firm’s legal fees and (iii) direct financing arrangements with counterparties that have hired the firm but where our financing is used for other corporate purposes than for funding the firm’s fees. This law firm is

Burford Capital Annual Report 2021    41

Financial and operational review

continued

one of the 50 largest law firms in the United States based on revenue according to The American Lawyer, with more than 500 lawyers and more than 20 offices around the world. At December 31, 2021, our portfolio of matters with this law firm included over 35 different litigation matters handled by more than 65 different partners in 12 different offices. Taken together, these arrangements accounted for approximately $367 million ($220 million Burford-only), or 9% of our Group-wide commitments (9% Burford-only), at December 31, 2021 (2020: 12% Group-wide, 11% Burford-only).

Portfolio tenor

The timing of realizations is one of the most difficult aspects of our business to forecast and is rarely a matter that we control. The reality of litigation is that a majority of cases settle and pay proceeds in a relatively short period of time, and a minority of our portfolio goes on to adjudication, which takes longer. Adjudication timing is subject to a myriad of factors, including delaying tactics by litigation opponents and court dockets and schedules, and the global Covid-19 pandemic has added to this uncertainty. The delaying of trial dates we believe also has caused a delay in settlement timing, as an impending trial often can be a catalyst for a settlement. We do not believe there is a correlation between asset life and asset quality, and we generally structure our asset pricing to compensate us if assets take longer to resolve.

We provide extensive data about the WAL of our concluded portfolio; however, these data may not be predictive of the ultimate WAL of our existing portfolio. The WAL of our concluded cases may lengthen over time if the longer-tenor assets in our current portfolio account for a greater share of future concluded cases. Conversely, if our larger, more recently originated cases conclude relatively quickly, the WAL of our concluded cases could decrease.

In calculating our portfolio WAL, we compute a weighted average of the individual asset WALs. On that basis, we assess the weighted average lives (beginning at the point of average deployment) of the concluded capital provision-direct portfolio, weighted both by deployed cost, or alternatively by recoveries. Weighting by deployed cost provides a view on how long on average a dollar of capital is deployed while weighting by recoveries provides a view on how long on average it takes to recover a dollar of return.

The WALs (weighted by recoveries or by deployments) of the concluded portfolio were unchanged at December 31, 2021, compared to December 31, 2020, at 2.3 years and 1.9 years, respectively.

Weighted average life of concluded (fully and partially) portfolio
Burford-only

(in years)	2021	2020	2019	2018	2017
WAL-deployments	1.9	1.9	1.7	1.7	1.5
WAL-recoveries	2.3	2.3	2.3	2.1	1.6

Portfolio returns on concluded portfolio

At December 31, 2021, concluded assets in the Burford-only balance sheet capital provision-direct portfolio had generated, on a cumulative basis, an ROIC of 93% and an IRR of 30% since our inception.

Cumulative returns since inception from concluded (fully and partially) portfolio
Burford-only
Capital provision-direct
	2021	2020	2019	2018	2017
ROIC	93%	92%	88%	80%	75%
IRR	30%	30%	31%	30%	31%
Cumulative realizations	1,861	1,597	1,260	1,081	784

We do not believe it makes sense to exclude our highest-returning assets from our return metrics in a business where we are currently originating new assets with the potential to generate outsized returns. Nonetheless, we have in the past provided our returns data excluding our Petersen realizations; at December 31, 2021, excluding proceeds from our sales of Petersen participations, our capital provision-direct ROIC since inception would have been 70% and our IRR 24% (2020: ROIC: 65% and IRR: 24%).

42    Burford Capital Annual Report 2021

Financial and operational review

continued

We do not consider cases to be concluded (and therefore part of these concluded return statistics) until there is no longer any litigation risk remaining. Our concluded return statistics do not include fair value adjustments, either positive or negative. As a result, these return numbers do not include the impact, positive or negative, of developments on matters while they remain pending. Although in the past we have presented portfolio return statistics adjusted to include fully written off but not concluded assets as concluded, at December 31, 2021, we had no such Burford-only capital provision assets.

Summary of capital provision-direct portfolio

Set forth below is a table with a summary by vintage of every asset that we have funded in our capital provision-direct portfolio on Burford’s balance sheet over our history.

Capital provision-direct assets
Burford-only at December 31, 2021

	Number of	Commitment	Deployed	Recovered	Concluded (fully and partially)
($ in millions)	assets	amount(1)(2)	costs(1)	proceeds(1)	ROIC	IRR	WAL – D(3)	WAL – R(4)
Concluded	3	12	12	40	251%	32%	3.3	4.8
Partial realized - concluded	—	—	—	—
Partial realized - ongoing	—	—	—	—
Ongoing	—	—	—	—
2009 Total	3	12	12	40

Concluded	14	95	81	183	125%	21%	3.0	4.5
Partial realized - concluded	—	—	—	—
Partial realized - ongoing	—	—	—	—
Ongoing	2	23	23	—
2010 Total	16	118	104	183

Concluded	12	107	79	78	(2)%	—%	3.6	2.5
Partial realized - concluded	—	—	—	—
Partial realized - ongoing	—	—	—	—
Ongoing	2	16	16	—
2011 Total	14	123	95	78

Concluded	9	64	57	116	103%	41%	2.3	2.1
Partial realized - concluded	—	—	—	—
Partial realized - ongoing	—	—	—	—
Ongoing	—	—	—	—
2012 Total	9	64	57	116

Concluded	10	33	32	62	90%	21%	2.8	3.6
Partial realized - concluded	—	6	6	9
Partial realized - ongoing	2	3	—	—
Ongoing	—	—	—	—
2013 Total	12	42	38	71

Concluded	16	86	63	98	62%	31%	1.8	1.8
Partial realized - concluded	—	12	12	24
Partial realized - ongoing	4	37	29	—
Ongoing	3	30	28	—
2014 Total	23	165	132	122
(1)	Amounts in currencies other than US dollars are reported in this table at the foreign exchange rate in effect at the time of the historical transaction, i.e., when the commitment or deployment was made or when proceeds were recovered. Amounts related to those transactions (such as current unfunded commitments or current deployed costs) reflected elsewhere in this “Financial and operational review” or in our consolidated financial statements may be reported based on the current foreign exchange rate and, therefore, may differ from the amounts in this table.
(2)	A portion of some ongoing assets’ unfunded commitments are no longer an obligation. This table presents an asset's gross commitments, so it does not show a reduction in commitment for the portion that is no longer an obligation. This will result in a difference when compared to undrawn commitments in note 22 of the consolidated financial statements.
(3)	WAL of the vintage weighted by deployments and is inclusive of concluded and partially concluded assets in each vintage.
(4)	WAL of the vintage weighted by recoveries and is inclusive of concluded and partially concluded assets in each vintage.

Burford Capital Annual Report 2021    43

Financial and operational review

continued

	Number of	Commitment		Deployed	Recovered	Concluded (fully and partially)
($ in millions)	assets	amount(1)(2)		cost(1)	proceeds(1)	ROIC	IRR	WAL – D(3)	WAL – R(4)
Concluded	16	109		86	112	271%	138%	1.4	2.7
Partial realized - concluded	—	9		7	237
Partial realized - ongoing	3	146		83	—
Ongoing	1	5		5	—
2015 Total	20	269		181	349

Concluded	12	231		199	277	37%	17%	1.8	2.1
Partial realized - concluded	—	11		11	12
Partial realized - ongoing	8	177		62	—
Ongoing	6	64		60	—
2016 Total	26	483		332	289

Concluded	6	73		69	110	51%	36%	1.2	1.6
Partial realized - concluded	—	39		38	52
Partial realized - ongoing	6	182		106	—
Ongoing	13	241		124	—
2017 Total	25	535		337	162

Concluded	7	66		58	137	103%	44%	1.8	1.9
Partial realized - concluded	—	41		38	58
Partial realized - ongoing	13	112		81	—
Ongoing	19	203		89	—
2018 Total	39	422		266	195

Concluded	11	80		74	199	167%	159%	1.0	1.1
Partial realized - concluded	—	10		9	23
Partial realized - ongoing	8	119		79	—
Ongoing	28	264		89	—
2019 Total	47	473		251	222

Concluded	3	20		2	4	7%	0%	0.8	0.8
Partial realized - concluded	—	29		29	30
Partial realized - ongoing	3	28		28	—
Ongoing	23	174		76	—
2020 Total	29	251		135	34

Concluded	—	—		—	—	—	—	—	—
Partial realized - concluded	—	—		—	—
Partial realized - ongoing	—	—		—	—
Ongoing	40	590	(5)	282	—
2021 Total	40	590		282	—

Overall total
Concluded	119	976		812	1,416
Partial realization – concluded portion(6)	47	157		150	445
Total capital provision-direct concluded portion	166	1,133		962	1,861	93%	30%	1.9	2.3
Partial realization – ongoing portion(6)	47	804		468	-
Ongoing	137	1,610		792	-
Total capital provision-direct ongoing portion	184	2,414		1,260	-
Total capital provision-direct	303	3,547		2,222	1,861
(5)	Burford-only commitments for the 2021 vintage include approximately $63 million of interests in assets that were warehoused for our funds at December 31, 2021, including a $13 million asset warehoused for BOF-C and a $50 million asset warehoused for the Advantage Fund, which will be reflected as a capital provision-indirect asset post-transfer. The table reflects the allocation in place at December 31, 2021 and does not reflect the intended transfer to other funds, which occurred or will occur in early 2022. Excluding the warehoused commitments, Burford-only commitments for the 2021 vintage for capital provision-direct were $527 million
(6)	At December 31, 2021, there were 47 capital provision assets with partial realizations. We repeat the number with partial realizations in total capital provision-direct concluded and total capital provision-direct ongoing

44    Burford Capital Annual Report 2021

Financial and operational review

continued

Summary of capital provision-indirect portfolio

The capital provision-indirect portfolio consisted entirely of the Strategic Value Fund through December 31, 2021. The Advantage Fund, which at December 31, 2021 had made funding commitments but had not yet deployed capital, will be included in capital provision-indirect in future periods. A summary by vintage of the concluded performance data on our capital provision-indirect portfolio (which is entirely comprised of Strategic Value Fund assets) appears below.

Capital provision-indirect portfolio
At December 31, 2021	Number of	Total	Total	Total
($ in millions) (includes hedging)	assets	commitments	deployed	recovered	ROIC	IRR	WAL*	Final life*
2017
Concluded - pre pandemic	6	362	362	392	8%	12%	0.7	1.3
Concluded - during pandemic	1	49	49	56	15%	16%	1.0	2.8
2017 Vintage total	7	411	411	448	9%	13%	0.8	1.5

2018
Concluded - pre pandemic	2	130	130	149	14%	46%	0.4	0.4
Concluded - during pandemic	4	243	243	265	9%	5%	2.0	2.5
2018 Vintage total - concluded	6	373	373	414	11%	8%	1.5	1.7
Ongoing**	1	77	77	64
2018 Vintage total	7	450	450	478

2019
Concluded - pre pandemic	1	65	65	68	4%	44%	0.1	0.2
Concluded - during pandemic	2	117	117	111	(5)%	(9)%	0.6	0.7
2019 Vintage total - concluded	3	182	182	179	(1)%	(4)%	0.4	0.5
Ongoing**	1	118	118	118
2019 Vintage total	4	300	300	297

Total concluded - pre pandemic	9	557	557	609	9%	17%	0.6	1.0
Total concluded - during pandemic	7	409	409	432	6%	4%	1.5	2.0
Total concluded	16	966	966	1,041	8%	9%	1.0	1.4
Recoveries above deployments				75
Total ongoing**	2	195	195	182
Ongoing assets: deployments less recoveries to date				(13)
Total	18	1,161	1,161	1,223
*	WAL and final life are weighted by recoveries. Final life represents the time to conclusion of the matter, while WAL reflects the average time to receipt of recovered proceeds.
**	Capital provision-indirect ongoing investments may receive prepayments while the case in ongoing, hence generating proceeds on investments that are classified as ongoing.

New commitments

Group-wide new commitments in 2021 totaled $1.1 billion, including $1,023 million within capital provision-direct and $98 million related to our post-settlement fund. Capital provision-direct Group-wide commitments were up 80% compared to $569 million in 2020. There were no new capital provision-indirect commitments in the Strategic Value Fund in 2021 and 2020. New commitments for capital provision-direct assets in 2021 included a new matter to which we committed and deployed $212 million on balance sheet and $137 million for the sovereign wealth fund between BOF-C and a newly formed sidecar in the second half of 2021, managed by Burford and with the same ultimate sovereign wealth fund investor as BOF-C. This matter revolves around a number of antitrust claims against a large, financially strong multinational and, in addition to litigation risk, our asset structure includes some exposure to the defendant’s equity performance, in contrast to our more usual exposure to defendants’ credit risk.

On a Burford-only basis, we made new capital provision-direct commitments on our balance sheet of $649 million, up 94% from $335 million in 2020. The 2021 amount includes $63 million of commitments warehoused for our funds; excluding those warehoused deals, commitments were $586 million, up 75% from $335 million in 2020. The increase in

Burford Capital Annual Report 2021    45

Financial and operational review

continued

new commitments in 2021 was driven by strong levels of activity across the business and the balance sheet taking a greater portion of originated core legal finance assets, as BOF was fully invested. The sharp increases also reflect the fact that new commitments fell during 2020 due to the Covid-19 pandemic and its impact on the market environment and our conscious decision to reduce new business levels given macro uncertainty in that period.

Group-wide new commitments by type*

($ in millions)	2021		2020	2019	2018	2017
Burford-only	649	**	361	726	761	728
Other funds	204		238	651	512	675
BOF-C	268		159	196	53	-
Total	1,121		758	1,573	1,326	1,403
*	Includes commitments for hedging-related assets.
**

Burford-only new commitments for 2021 include approximately $63 million of interests in assets that were warehoused for our funds at December 31, 2021, including a $13 million asset warehoused for BOF-C and a $50 million asset warehoused for the Advantage Fund, which will be reflected as a capital provision-indirect asset post-transfer. The table reflects the allocation in place at December 31, 2021, and does not reflect the intended transfer to other funds, which occurred or will occur in early 2022. Excluding the warehoused commitments, Burford-only new commitments in 2021 for capital provision-direct were $586 million. Of the $50 million new commitment warehoused for the Advantage Fund, the Burford-only portion of this capital provision-indirect asset will be $8 million. Total Burford-only new commitments to capital provision assets in 2021, after giving effect to these intended transfers, were $594 million.

Group-wide commitments by type entered into during the year

									Group-
									wide
($ in millions)		Burford-only			Other funds		BOF-C		total
Capital provision-direct	2021	649	**	64%	106	10%	268	26%	1,023
	2020	335		59%	75	13%	159	28%	569
Capital provision-indirect*	2021	-		0%	-	0%	-	0%	-
	2020	26		72%	10	28%	-	0%	36
Post-settlement	2021	-		0%	98	100%	-	0%	98
	2020	-		0%	153	100%	-	0%	153
Total	2021	649		58%	204	18%	268	24%	1,121
	2020	361		48%	238	31%	159	21%	758
*	Includes commitments for hedging-related assets.
**

Burford-only new commitments for 2021 include approximately $63 million of interests in assets that were warehoused for our funds at December 31, 2021, including a $13 million asset warehoused for BOF-C and a $50 million asset warehoused for the Advantage Fund, which will be reflected as a capital provision-indirect asset post-transfer. The table reflects the allocation in place at December 31, 2021, and does not reflect the intended transfer to other funds, which occurred or will occur in early 2022. Excluding the warehoused commitments, Burford-only new commitments in 2021 for capital provision-direct were $586 million. Of the $50 million new commitment warehoused for the Advantage Fund, the Burford-only portion of this capital provision-indirect asset will be $8 million. Total Burford-only new commitments to capital provision assets in 2021, after giving effect to these intended transfers, were $594 million.

Deployments

Deployments also rebounded during 2021. Group-wide total deployments totaled $841 million, including $728 million within capital provision-direct, which was up 98% compared to $368 million in 2020, and $112 million related to our post-settlement fund.

Burford-only deployments on capital provision-direct assets during 2021 were $447 million, up 99% from $225 million in deployments during 2020. This significant increase reflects the strong growth in Group-wide capital provision-direct deployments and a greater portion of Group-wide capital provision-direct deployments kept on our balance sheet, as BOF became fully invested during 2021 and as BOF-C is excluded from participation in certain categories of legal finance assets for comity reasons.

46    Burford Capital Annual Report 2021

Financial and operational review

continued

We continued to refrain from making new deployments in our capital provision-indirect portfolio in 2021.

Group-wide deployments by type*

($ in millions)	2021	2020	2019	2018	2017
Burford-only	448	252	465	670	447
Other funds	255	273	533	442	560
BOF-C	138	70	76	21
Total	841	595	1,074	1,133	1,007
*	Includes deployments for hedging-related assets.

									Group-
									wide
($ in millions)		Burford-only			Other funds		BOF-C		total
Capital provision-direct	2021	447		61%	143	20%	138	19%	728
	2020	225		61%	73	20%	70	19%	368
Capital provision-indirect	2021	1	*	100%		0%	-	0%	1
	2020	27	**	73%	10	27%	-	0%	37
Post-settlement	2021	-		0%	112	100%	-	0%	112
	2020	-		0%	190	100%	-	0%	190
Total	2021	448		53%	255	30%	138	17%	841
	2020	252		42%	273	46%	70	12%	595
*	Reflects capital calls for expenses rather than cash invested into assets.
**	Includes deployments for hedging-related assets.

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

Realizations were modest in 2021, due in part to continuing court delays caused by the Covid-19 pandemic impacting the pace and progression of matters in our portfolio. Capital provision-direct realizations were $337 million Group-wide across over 40 different assets, down 45% from $608 million in 2020. Realizations in 2021 included $102 million related to the Akhmedov judgment enforcement matter (on a Burford-only and Group-wide basis). The primary driver of the large realizations result in 2020 was the set of ten related assets reached favorable adjudication outcomes, resulting in $425 million in Group-wide realizations ($267 million Burford-only) and $281 million of realized gains Group-wide ($172 million Burford-only).

Capital provision-direct realizations in our Burford-only portfolio were $264 million compared to $337 million in 2020.

Group-wide realizations by type*
At December 31, 2021
($ in millions)

($ in millions)	2021	2020	2019	2018	2017
Burford-only	299	509	461	537	304
Other funds	208	484	545	304	317
BOF-C	19	6	21	-	-
Total	526	999	1,027	841	621

*	Includes realizations from hedging positions.

Burford Capital Annual Report 2021    47

Financial and operational review

continued

									Group-
									wide
($ in millions)		Burford-only			Other funds		BOF-C		total
Capital provision-direct	2021	264		78%	54	16%	19	6%	337
	2020	337		55%	265	44%	6	1%	608
Capital provision-indirect	2021	35		43%	46	57%	-	0%	81
	2020	172	*	77%	51	23%	-	0%	223
Post-settlement	2021	-		0%	108	100%	-	0%	108
	2020	-		0%	168	100%	-	0%	168
Total	2021	299		57%	208	40%	19	3%	526
	2020	509		51%	484	48%	6	1%	999
*	Includes realizations from hedging positions

Since inception, we have generated $1.9 billion in realizations from concluded or partially concluded assets from our capital provision-direct assets on our balance sheet, which had a deployed cost of $962 million, yielding $899 million in realized gains. At December 31, 2021, we had $1.3 billion (at original exchange rates) in capital deployed in ongoing assets.

We expect to see significant realizations over time; however, period-to-period volatility is characteristic of our business, and we continue to caution that the timing of realizations is uncertain. We can neither predict nor control the timing of the generation of litigation returns.

Critical accounting estimates

The preparation of our consolidated financial statements in accordance with US GAAP requires our management to make estimates, judgments and assumptions that affect the reported amounts of (i) capital provision assets, (ii) goodwill and (iii) deferred tax assets. Our management bases these estimates and judgments on available information, historical experience and other assumptions that we believe are reasonable under the circumstances. However, these estimates, judgments and assumptions are often subjective and may be impacted negatively based on changing circumstances or changes in our analyses. We believe that our critical accounting policies could potentially produce materially different results if we were to change underlying estimates, judgments or assumptions.

Set forth below are certain aspects of our critical accounting policies. For a full discussion of these critical accounting policies and other significant accounting policies, see note 2 (“Summary of significant accounting policies”) to our consolidated financial statements.

Fair value of capital provision assets

The determination of fair value for capital provision assets, due from settlement of capital provision assets and financial liabilities relating to third-party interests in capital provision assets involves significant estimates and judgments. While the potential range of outcomes for the assets is wide, our fair value estimation is our best assessment of the current fair value of each asset. Such estimate is inherently subjective, being based largely on an assessment of how individual events have changed the possible outcomes of the asset and their relative probabilities and hence the extent to which the fair value has altered. The aggregate of the fair values selected falls within a wide range of reasonably possible estimates. In our management’s opinion, there is no useful alternative valuation that would better quantify the market risk inherent in the portfolio, and there are no inputs or variables to which the values of the assets are correlated. See note 16 (“Fair value of assets and liabilities”) to our consolidated financial statements and “—Fair value of capital provision assets” for additional information with respect to fair value.

At December 31, 2021, should the value of those instruments have been 10% higher or lower than provided for in our fair value estimation, while all other variables remained constant, our consolidated income and net assets would have increased and decreased respectively by $290 million. The sensitivity impact has been provided on a pre-tax basis on both income and net assets as we consider the fluctuation in our effective tax rate from period to period could indicate changes in sensitivity not driven by the valuation that are difficult to follow and detract from the comparability of this information.

Impairment testing for goodwill

Our testing of goodwill for impairment requires the identification of independent reporting segments and the allocation of goodwill to these reporting segments based on which reporting segments are expected to benefit from the acquisition. Cash flow projections necessarily take into account changes in the market in which a business operates

48    Burford Capital Annual Report 2021

Financial and operational review

continued

including the level of growth, competitive activity and the impacts of regulatory change. Determining both the expected cash flows and the risk-adjusted interest rate appropriate to the reporting segments requires the exercise of judgment. The estimation of cash flows is sensitive to the periods for which the projections are made and to assumptions regarding long-term sustainable cash flows.

We perform a quantitative test for impairment on at least an annual basis, or more frequently if impairment indicators are present, by leveraging the internal models and data used by our management. The model output and all key assumptions are analyzed and challenged by the finance team and subject to our management’s review and approval. The key assumptions utilized in the quantitative test are the discount rate, terminal growth rate and the return on the capital provision assets.

Based on these methodology and assumptions, the estimated fair value exceeds the carrying amounts including goodwill of the reporting segments by $2,332,541,000 and $265,895,000 for the capital provision and asset management reporting segments, respectively.

The table below sets forth the sensitivity to the key assumptions:

($ in thousands)	Sensitivity	Capital provision assets	Asset management and other services

Discount rate	1%	(443,328)	(7,546)
Terminal growth rate	(1)%	(334,134)	—
Return on capital provision assets	(1)%	(44,173)	(1,989)

Recoverability of deferred tax assets

There is a significant estimate required to support the recoverability of the deferred tax assets as it includes an amount relating to carried-forward US tax losses and other deferred tax assets that can be utilized against future taxable profits of our US business. The estimation of the future taxable profits is based on the business plans and approved budgets for those entities that require the use of assumptions for expected returns on capital provision assets, the level of future business activity and the structuring of capital provision assets for tax efficiency. The tax losses can be carried forward indefinitely and have no expiration date. See note 4 (“Income taxes”) to our consolidated financial statements for additional information on tax estimates.

Conversion to US GAAP

The table below sets forth the main differences between our consolidated financial statements at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019 prepared in accordance with US GAAP contained elsewhere in this Annual Report as compared to our consolidated financial statements prepared in accordance with IFRS.

Topic	IFRS	US GAAP	Impact
Classification of capital provision assets	Capital provision assets meet the definition of a financial asset that is required to be measured at fair value through profit or loss.

Single case, portfolio and portfolio with equity risk capital provision assets meet the definition of a derivative financial asset that is similarly required to be measured at fair value with changes in fair value recorded in our consolidated statements of comprehensive income.

Classification only.
Classification of third-party interests	Third-party interests held in consolidated entities meet the definition of a financial liability.

Third-party interests meet the definition of non-controlling interests and are presented as a component of equity with the exception of the third-party interests held in Colorado Investments, which are

Presentational change will reduce liabilities and increase total shareholders’ equity for non-controlling interest. For the third-party interests held in Colorado investments, they

Burford Capital Annual Report 2021    49

Financial and operational review

continued

	consolidated as part of capital provision assets and classified as a financial liability under US GAAP.	will remain as financial liability.
Lease accounting

Recognition of a lease liability and right-of-use asset for its principal office locations. Interest expense is recorded as a finance cost on the lease liability and a depreciation charge with respect to the right-of-use asset in our consolidated statements of comprehensive income.

Lease liability and right-of-use asset are recognized with respect to the same leases. However, as the property leases meet the definition of operating leases under US GAAP, there is no separate recognition of a finance cost with respect to the lease liability and the full expense for the operating leases is included within general operating expenses in our consolidated statements of comprehensive income.

Higher operating expenses; lower finance costs.
Consolidated assets of investment companies

BOF-C, which is a consolidated fund, qualifies for an investment company exemption from the general requirements under IFRS 10 Consolidated Financial Statements to consolidate all subsidiary companies.

A non-investment company parent, such as Burford Capital Limited, is unable to retain the specialized accounting by a consolidated investment company.

The consolidated capital provision asset portfolio includes the individual underlying single case and portfolio capital provision assets held by BOF-C’s subsidiary companies as result of having to consolidate those subsidiary companies.

BOF-C, which is a consolidated fund, qualifies as an investment company under the Accounting Standards Codification, Topic 946—Investment Company Guide and like IFRS is not required to consolidate certain subsidiary companies.

Unlike IFRS, specialized investment company accounting is required to be retained on consolidation by a non-investment company parent, such as Burford Capital Limited.

The consolidated capital provision asset portfolio therefore includes BOF-C’s investment in its non-consolidated subsidiary companies instead of solely the individual underlying single case and portfolio capital provision assets held by those subsidiaries.

Presentational only.
Foreign currency gains and losses

Foreign exchange differences arising from non-US dollar denominated capital provision assets held by US dollar functional currency entities are recognized in foreign exchange gains or losses in our consolidated statements of comprehensive income.

All other exchange differences arising from capital provision

Foreign exchange gains or losses arising from non-US dollar denominated capital provision assets held by US dollar functional currency entities are recognized in capital provision income as part of the overall fair value gain or loss on the capital provision assets.

All other exchange differences arising from capital provision

Presentational only between capital provision income and foreign exchange gains or losses recognized in our consolidated statements of income.

50    Burford Capital Annual Report 2021

Financial and operational review

continued

	assets held by non-US dollar functional currency entities are recognized in other comprehensive income in our consolidated statements of comprehensive income.	assets held by non-US dollar functional currency entities are similarly recognized in other comprehensive income in our consolidated statements of comprehensive income.
Income taxes	Deferred tax assets are recorded to the extent we can support the assets as being utilized in future periods.

All deferred tax assets are recorded on a gross basis and a valuation allowance is recorded, if appropriate, for any amounts that we cannot support as more likely than not of being utilized in future periods.

Disclosure only in the income taxes footnote to our consolidated financial statements.

Data reconciliations

Reconciliation of consolidated US GAAP financial statements to Burford-only financial statements

The reconciliation tables below provide a full reconciliation of the consolidated statement of comprehensive income and consolidated statement of financial position so that investors are able to relate our performance discussion in this “Financial and operational review” (which focuses in many places on the Burford-only balance sheet so as to remove the impact of consolidated entities) with our consolidated financial statements.

The tables start with the consolidated US GAAP figures as reported in the consolidated financial statements. These figures include investments in a limited number of entities that are not wholly owned subsidiaries of the Burford Group and therefore contain third-party capital, principally including Colorado, the Strategic Value Fund and BOF-C, through which our sovereign wealth fund arrangement is conducted. The consolidated US GAAP presentation requires a line-by-line consolidation of 100% of each non-wholly owned entity’s assets and liabilities, and components of income and expense. The portion of the net assets and the associated profit or loss that is attributable to the third-party interests are then presented separately as single line items within the consolidated statements of financial position and comprehensive income, respectively. We believe it is helpful to exclude the interests of investors other than Burford in our discussion of performance, and we have thus, as an alternative presentation, excluded from our presentation of our financial performance the non-Burford portion of the individual assets and liabilities, and components of income and expense, relating to such third-party capital. The reconciliation achieves this outcome by eliminating the line-by-line consolidation of all the applicable entities’ individual assets and liabilities required by US GAAP to arrive at a simpler presentation that just includes Burford’s investment in the non-wholly owned entity and Burford’s share of the profit or loss earned on that investment.

The tables present the elimination adjustments required to achieve this result separately for the two main funds noted above, Colorado and, in a fourth column, “Other”, for a small number of other entities where Burford holds some of its capital provision assets through special purpose vehicles (“SPV”) and has minority partners in the SPV. Because Burford controls and owns a significant portion of these SPVs, they are consolidated in the US GAAP financial statements. In each case, the elimination adjustments are fully reversing the amounts reported as “Third-party share of gains relating to interests in consolidated entities” and “Third-party interests in consolidated entities” against the applicable components required in the US GAAP line-by-line consolidation to leave Burford’s gain or loss on its investment in the entities reported in “Capital provision income” and the fair value of its investment in the entities reported in “Capital provision assets”.

Burford Capital Annual Report 2021    51

Financial and operational review

continued

Reconciliation of consolidated statement of comprehensive income to Burford-only results

		Elimination of third-party interests
	Consolidated	Strategic
December 31, 2021 ($ in thousands)	GAAP	Value fund	BOF-C	Colorado	Other	Burford-only
Income
Capital provision income	127,549	(6,263)	(19,408)	3,307	(5,431)	99,754
Asset management income	14,396	1,843	9,798	-	-	26,037
Insurance income	5,143	-	-	-	-	5,143
Services income	1,177	-	-	-	-	1,177
Marketable securities income and bank interest	1,865	(1,091)	-	-	-	774
Unrealized gain/(loss) relating to third-party interests in capital provision assets	2,028	-	-	(3,331)	1,303	-
Total income	152,158	(5,511)	(9,610)	(24)	(4,128)	132,885
Operating expenses
Compensation and benefits:						-
Salaries and benefits	(34,333)	-	-	-	-	(34,333)
Annual incentive compensation	(22,145)	-	-	-	-	(22,145)
Equity compensation	(9,272)	-	-	-	-	(9,272)
Legacy asset recovery incentive compensation including accruals	(36,364)	-	-	-	-	(36,364)
Long-term incentive compensation including accruals	(7,942)	-	-	-	-	(7,942)
General, administrative and other	(30,467)	616	(111)	24	19	(29,919)
Case-related expenditures ineligible for inclusion in asset cost	(5,300)	3,087	-	-	-	(2,213)
Income/(loss) from operations	6,335	(1,808)	(9,721)	-	(4,109)	(9,303)
Other expense
Finance costs	(58,647)	-	-	-	-	(58,647)
Loss on debt buyback	(1,649)	-	-	-	-	(1,649)
Foreign currency transactions (losses)	(5,482)	-	-	-	-	(5,482)
Loss before income tax	(59,443)	(1,808)	(9,721)	-	(4,109)	(75,081)
Benefit from income taxes	3,015	-	-	-	-	3,015
Net loss	(56,428)	(1,808)	(9,721)	-	(4,109)	(72,066)

Net income attributable to non-controlling interests	15,638	(1,808)	(9,721)	-	(4,109)	-
Net loss attributable to ordinary shares	(72,066)			-		(72,066)
Other comprehensive loss
Change in foreign currency translation adjustment	(2,443)	-	-	-	-	(2,443)
Total comprehensive loss	(74,509)	-	-	-	-	(74,509)

52    Burford Capital Annual Report 2021

Financial and operational review

continued

		Elimination of third-party interests
	Consolidated	Strategic
December 31, 2020 ($ in thousands)	GAAP	Value fund	BOF-C	Colorado	Other	Burford-only
Income
Capital provision income	340,103	(4,665)	(10,293)	947	(6,069)	320,023
Asset management income	15,106	2,748	6,630	-	-	24,484
Insurance income	1,781	-	-	-	-	1,781
Services income	804	-	-	-	-	804
Marketable securities income and bank interest	380	(57)	(8)	-	-	315
Unrealized gain/(loss) relating to third-party interests in capital provision assets	947	-	-	(947)	-	-
Total income	359,121	(1,974)	(3,671)	-	(6,069)	347,407
Operating expenses
Compensation and benefits:						-
Salaries and benefits	(31,483)	-	-	-	-	(31,483)
Annual incentive compensation	(22,772)	-	-	-	-	(22,772)
Equity compensation	(5,281)	-	-	-	-	(5,281)
Long-term incentive compensation including accruals	(18,125)	-	-	-	-	(18,125)
General, administrative and other	(21,468)	688	149	-	38	(20,593)
Case-related expenditures ineligible for inclusion in asset cost	(4,841)	3,007	-	-	77	(1,757)
Equity and listing related	(7,907)	-	-	-	-	(7,907)
Amortization of intangible asset	(8,703)	-	-	-	-	(8,703)
Income from operations	238,541	1,721	(3,522)	-	(5,954)	230,786
Other income/(expense)
Finance costs	(39,048)	-	-	-	-	(39,048)
Foreign currency transactions gains/(losses)	10,746	-	1	-	(433)	10,314
Income before income tax	210,239	1,721	(3,521)	-	(6,387)	202,052
Provision for income tax	(36,937)	-	-	-	-	(36,937)
Net income	173,302	1,721	(3,521)		(6,387)	165,115

Net income attributable to non-controlling interests	8,187	1,721	(3,521)	-	(6,387)	-
Net income attributable to ordinary shares	165,115	-	-	-	-	165,115
Other comprehensive loss						-
Change in foreign currency translation adjustment	(10,206)	-	-	-	-	(10,206)
Total comprehensive income	154,909	-	-	-	-	154,909

Burford Capital Annual Report 2021    53

Financial and operational review

continued

		Elimination of third-party interests
	Consolidated	Strategic
December 31, 2019 ($ in thousands)	GAAP	Value fund	BOF-C	Colorado	Other	Burford-only
Income
Capital provision income	409,156	(16,036)	(13,191)	(57,500)	(5,606)	316,823
Asset management income	15,160	3,833	7,137	-	-	26,130
Insurance income	3,545	-	-	-	-	3,545
Services income	2,133	-	-	-	-	2,133
Marketable securities income and bank interest	6,676	(571)	(35)	-	-	6,070
Unrealized gain/(loss) relating to third-party interests in capital provision assets	(57,500)	-	-	57,500	-	-
Total income	379,170	(12,774)	(6,089)	-	(5,606)	354,701
Operating expenses
Compensation and benefits:
Salaries and benefits	(25,231)	-	-	-	-	(25,231)
Annual incentive compensation	(24,503)	-	-	-	-	(24,503)
Equity compensation	(4,519)	-	-	-	-	(4,519)
Long-term incentive compensation including accruals	(33,496)	-	-	-	-	(33,496)
General, administrative and other	(22,447)	968	(213)	-	2	(21,690)
Case-related expenditures ineligible for inclusion in asset cost	(11,246)	8,343	-	-	-	(2,903)
Equity and listing related	(1,754)	-	-	-	-	(1,754)
Amortization of intangible asset	(9,495)	-	-	-	-	(9,495)
Income from operations	246,479	(3,463)	(6,302)	-	(5,604)	231,110
Other income/(expense)
Finance costs	(38,747)	-	-	-	-	(38,747)
Foreign currency transactions gains	1,956	-	-	-	60	2,016
Income before income tax	209,688	(3,463)	(6,302)	-	(5,544)	194,379
Provision for income tax	(13,417)	-	-	-	-	(13,417)
Net income	196,271	(3,463)	(6,302)	-	(5,544)	180,962
						-
Net income attributable to non-controlling interests	15,309	(3,463)	(6,302)	-	(5,544)	-
Net income attributable to ordinary shares	180,962	-	-	-	-	180,962
Other comprehensive loss						-
Change in foreign currency translation adjustment	(17,525)	-	-	-	-	(17,525)
Total comprehensive income	163,437	-	-	-	-	163,437

54    Burford Capital Annual Report 2021

Financial and operational review

continued

Reconciliation of consolidated statement of financial position to Burford-only results

		Elimination of third-party interests
	Consolidated	Strategic
December 31, 2021 ($ in thousands)	GAAP	value fund	BOF-C	Colorado	Other	Burford-only
Assets
Cash and cash equivalents	180,255	(1,561)	(38,983)	-	(33)	139,678
Marketable securities	175,336	-	-	-	-	175,336
Other assets	35,173	(266)	16,322	81	26	51,336
Due from settlement of capital provision assets	86,311	(22,864)	-	-	-	63,447
Capital provision assets	2,900,465	8,706	(306,479)	(383,246)	(59,993)	2,159,453
Property and equipment	13,069	-	-	-	-	13,069
Goodwill & intangible asset	134,019	-	-	-	-	134,019
Deferred tax asset	78	-	-	-	-	78
Total assets	3,524,706	(15,985)	(329,140)	(383,165)	(60,000)	2,736,416
Liabilities
Debt interest payable	13,918	-	-	-	-	13,918
Other liabilities	126,057	(769)	-	(21)	(5)	125,262
Debt payable	1,022,557	-	-	-	-	1,022,557
Financial liabilities related to third-party interests in capital provision assets	398,595	-	(4,001)	(383,144)	(11,450)	-
Deferred tax liability	22,889	-	-	-	-	22,889
Total liabilities	1,584,016	(769)	(4,001)	(383,165)	(11,455)	1,184,626
Total shareholders' equity	1,940,690	(15,216)	(325,139)	-	(48,545)	1,551,790

		Elimination of third-party interests
	Consolidated	Strategic
December 31, 2020 ($ in thousands)	GAAP	Value fund	BOF-C	Colorado	Other	Burford-only
Assets
Cash and cash equivalents	322,085	(2,080)	(1)	-	(418)	319,586
Marketable securities	16,594	-	-	-	-	16,594
Other assets	34,371	470	10,358	-	14	45,213
Due from settlement of capital provision assets	30,708	-	-	-	-	30,708
Capital provision assets	2,564,742	(41,952)	(168,427)	(386,553)	(61,619)	1,906,191
Property and equipment	15,225	-	-	-	-	15,225
Goodwill & intangible asset	134,032	-	-	-	-	134,032
Deferred tax asset	256	-	-	-	-	256
Total assets	3,118,013	(43,562)	(158,070)	(386,553)	(62,023)	2,467,805
Liabilities
Debt interest payable	9,556	-	-	-	-	9,556
Other liabilities	109,747	(489)	(201)	-	(5,576)	103,481
Debt payable	667,814	-	-	-	-	667,814
Financial liabilities related to third-party interests in capital provision assets	400,660	-	(3,566)	(386,553)	(10,541)	-
Deferred tax liability	24,742	-	-	-	-	24,742
Total liabilities	1,212,519	(489)	(3,767)	(386,553)	(16,117)	805,593
Total shareholders' equity	1,905,494	(43,073)	(154,303)	-	(45,906)	1,662,212

The tables below set forth the line-by-line impact of eliminating the interests of third parties in the entities that the Group consolidates from the capital provision assets balance reported in the consolidated statements of financial position to arrive at the Burford-only capital provision assets at December 31, 2021, and 2020:

				Burford-only
		Elimination of		Capital	Capital
	Consolidated	third-party	Burford-only	provision-	provision-
($ in thousands)	total	interests	total	direct	indirect
At January 1, 2021	2,564,742	(658,551)	1,906,191	1,862,976	43,215
Additions	673,965	(224,760)	449,205	448,291	914
Realizations	(455,148)	164,786	(290,362)	(265,186)	(25,176)
Income for the period	131,819	(28,010)	103,809	101,201	2,608
Transfer from investment subparticipation	-	5,156	5,156	5,156	-
Foreign exchange gains/(losses)	(14,913)	367	(14,546)	(14,546)	-
At December 31, 2021	2,900,465	(741,012)	2,159,453	2,137,892	21,561
Unrealized fair value at December 31, 2021	1,306,380	(415,464)	890,916	887,347	3,569

Burford Capital Annual Report 2021    55

Financial and operational review

continued

				Burford-only
		Elimination of		Capital	Capital
	Consolidated	third-party	Burford-only	provision-	provision-
($ in thousands)	total	interests	total	direct	indirect
At January 1, 2020	2,447,266	(621,312)	1,825,954	1,641,353	184,601
Additions	297,143	(21,459)	275,684	225,137	50,547
Realizations	(540,294)	13,992	(526,302)	(336,644)	(189,658)
Income for the period	343,393	(24,666)	318,727	321,002	(2,275)
Transfer to investment subparticipation	-	(4,675)	(4,675)	(4,675)	-
Foreign exchange gains/(losses)	17,234	(431)	16,803	16,803	-
At December 31, 2020	2,564,742	(658,551)	1,906,191	1,862,976	43,215
Unrealized fair value at December 31, 2020	1,329,313	(414,566)	914,747	914,920	(173)

The tables below set forth the line-by-line impact of eliminating the income of third parties in the entities that the Group consolidates from the capital provision income reported in the consolidated statements of comprehensive income to arrive at Burford-only total capital provision income at December 31, 2021, 2020 and 2019:

				Burford-only
		Elimination of		Capital	Capital
($ in thousands)	Consolidated	third-party	Burford-only	provision-	provision-
December 31, 2021	total	interests	total	direct	indirect
Realized gains/(losses) relative to cost	153,607	(26,311)	127,296	128,429	(1,133)
Previous unrealized (gains)/losses transferred to realized gains/(losses)	(54,017)	12,956	(41,061)	(43,106)	2,045
Fair value adjustment in the period	32,229	(14,655)	17,574	15,878	1,696
Interest income on certain capital provision-indirect assets	-	-	-	-	-
Income on capital provision assets	131,819	(28,010)	103,809	101,201	2,608
Interest and other income	160	(160)	-	-	-
Impairment of other asset	(500)	-	(500)	(500)	-
Foreign exchange gains/(losses)	(3,930)	375	(3,555)	(3,555)	-
Loss on investment subparticipation	-	-	-	-	-
Total capital provision income	127,549	(27,795)	99,754	97,146	2,608

				Burford-only
		Elimination of		Capital	Capital
($ in thousands)	Consolidated	third-party	Burford-only	provision-	provision-
December 31, 2020	total	interests	total	direct	indirect
Realized gains/(losses) relative to cost	208,157	(26,558)	181,599	179,684	1,915
Previous unrealized (gains)/losses transferred to realized gains/(losses)	(15,263)	23,425	8,162	13,644	(5,482)
Fair value adjustment in the period	148,102	(19,136)	128,966	127,674	1,292
Interest income on certain capital provision-indirect assets	2,397	(2,397)	-	-	-
Income on capital provision assets	343,393	(24,666)	318,727	321,002	(2,275)
Interest and other income	199	(199)	-	-	-
Loss on financial liabilities at fair value through profit or loss	(4,779)	4,779	-	-	-
Loss on equity securities	(22)	-	(22)	(22)	-
Foreign exchange gains	1,312	6	1,318	1,318	-
Total capital provision income	340,103	(20,080)	320,023	322,298	(2,275)

56    Burford Capital Annual Report 2021

Financial and operational review

continued

				Burford-only
		Elimination of		Capital	Capital
($ in thousands)	Consolidated	third-party	Burford-only	provision-	provision-
December 31, 2019	total	interests	total	direct	indirect
Realized gains/(losses) relative to cost	146,922	(18,498)	128,424	120,522	7,902
Previous unrealized (gains)/losses transferred to realized gains/(losses)	(85,536)	6,251	(79,285)	(79,424)	139
Fair value adjustment in the period	351,800	(86,239)	265,561	260,977	4,584
Interest income on certain capital provision-indirect assets	15,006	(15,006)	-	-	-
Income on capital provision assets	428,192	(113,492)	314,700	302,075	12,625
Interest and other income/loss	(1,213)	(1,742)	(2,955)	(2,955)	-
Impairment of other asset	(1,000)	-	(1,000)	(1,000)	-
Realized gain on derivative financial instruments	2,846	4,154	7,000	7,000	-
Loss on financial liabilities at fair value through profit or loss	(20,872)	20,467	(405)	(405)	-
Loss on equity securities	1,169	(1,722)	(553)	(553)	-
Foreign exchange gains	34	2	36	36	-
Total capital provision income	409,156	(92,333)	316,823	304,198	12,625

The tables below set forth the line-by-line impact of eliminating the interests of third parties in the entities that the Group consolidates from the due from settlement of capital provision assets balance reported in the consolidated statements of financial position to arrive at Burford-only capital provision assets at December 31, 2021, 2020, and 2019:

				Burford-only
		Elimination of		Capital	Capital
	Consolidated	third-party	Burford-only	provision-	provision-
($ in thousands)	total	interests	total	direct	indirect
At January 1, 2021	30,708	-	30,708	30,708	-
Transfer of realizations from capital provision assets	455,148	(164,786)	290,362	265,186	25,176
Interest and other income	160	(160)	-	-	-
Proceeds received	(396,415)	139,826	(256,589)	(231,413)	(25,176)
Asset received-in-kind	(3,290)	2,256	(1,034)	(1,034)	-
At December 31, 2021	86,311	(22,864)	63,447	63,447	-

				Burford-only
		Elimination of		Capital	Capital
	Consolidated	third-party	Burford-only	provision-	provision-
($ in thousands)	total	interests	total	direct	indirect
At January 1, 2020	48,128	(29,139)	18,989	18,989	-
Transfer of realizations from capital provision assets	540,294	(13,992)	526,302	336,644	189,658
Interest and other income	199	(199)	-	-	-
Proceeds received	(557,913)	43,330	(514,583)	(324,925)	(189,658)
At December 31, 2020	30,708	-	30,708	30,708	-

				Burford-only
		Elimination of		Capital	Capital
	Consolidated	third-party	Burford-only	provision-	provision-
($ in thousands)	total	interests	total	direct	indirect
At January 1, 2019	37,109	-	37,109	37,109	-
Transfer of realizations from capital provision assets	434,483	(38,803)	395,680	218,807	176,873
Interest and other income/(loss)	(1,213)	(1,742)	(2,955)	(2,955)	-
Proceeds received	(392,606)	(18,239)	(410,845)	(233,972)	(176,873)
Asset received-in-kind	(29,645)	29,645	-	-	-
At December 31, 2019	48,128	(29,139)	18,989	18,989	-

Burford Capital Annual Report 2021    57

Financial and operational review

continued

The table below sets forth the components of the asset management income for the years ended December 31, 2021, 2020 and 2019:

		Elimination of
($ in thousands)	Consolidated	third-party
For the period ended December 31, 2021	total	interests	Burford-only
Management fee income	8,667	1,843	10,510
Performance fee income	5,729	-	5,729
Income from BOF-C	-	9,798	9,798
Total asset management income	14,396	11,641	26,037

		Elimination of
($ in thousands)	Consolidated	third-party
For the period ended December 31, 2020	total	interests	Burford-only
Management fee income	8,706	2,748	11,454
Performance fee income	6,400	-	6,400
Income from BOF-C	-	6,630	6,630
Total asset management income	15,106	9,378	24,484

		Elimination of
($ in thousands)	Consolidated	third-party
For the period ended December 31, 2019	total	interests	Burford-only
Management fee income	15,160	3,239	18,399
Performance fee income	-	594	594
Income from BOF-C	-	7,137	7,137
Total asset management income	15,160	10,970	26,130

The tables below set forth the line-by-line impact of eliminating the third-party interests in the entities that the Group consolidates from the definitive and discretionary commitment balances to arrive at Burford-only commitments at December 31, 2021 and 2020:

		Elimination of
($ in thousands)	Consolidated	third-party
December 31, 2021	total	interests	Burford-only
Definitive	703,417	(180,591)	522,826
Discretionary	701,107	(173,684)	527,423
Total	1,404,524	(354,275)	1,050,249
Legal risk (definitive)	88,260	(6,233)	82,027

*

The Burford-only undrawn commitment figure for 2021 includes approximately $63 million interests in assets that were warehoused for other funds at December 31, 2021, including a $13 million asset warehoused for BOF-C and a $50 million asset warehoused for the Advantage Fund, which will be reflected as a capital provision-indirect asset post transfer. The undrawn commitment table reflects the allocation in place at December 31, 2021, and does not reflect the intended transfer to other funds at December 31, 2021, which occurred in early 2022. After giving effect to these intended transfers, Burford-only undrawn commitments for capital provision-direct assets at December 31, 2021, would have been $987 million, of which $460 million are definitive and $527 million are discretionary as well as $8 million of undrawn commitments in capital provision-indirect assets and $82 million undrawn commitments in legal risk assets.

		Elimination of
($ in thousands)	Consolidated	third-party
December 31, 2020	total	interests	Burford-only
Definitive	477,921	(130,694)	347,227
Discretionary	682,721	(107,958)	574,763
Total	1,160,642	(238,652)	921,990
Legal risk (definitive)	93,970	(6,233)	87,737

58    Burford Capital Annual Report 2021

Financial and operational review

continued

Cash receipts data reconciliation

Cash receipts is a non-GAAP financial measure. The tables below set forth a reconciliation of cash receipts to proceeds from capital provision assets, the most comparable measure calculated in accordance with US GAAP.

Reconciliation between capital provision assets-proceeds received and cash receipts

2021
Item	$’000	Source/Comment
Consolidated cash flow:
Proceeds from capital provision assets	396,415	From consolidated statement of cash flows
less: Elimination of third-party interests	(139,826)	From data reconciliations - due from settlement
Burford-only total	256,589	From data reconciliations – due from settlement
Proceeds received:
Capital provision-direct	231,413	From data reconciliations - due from settlement
Adjusted capital provision-direct proceeds:	231,413	Table on page 36: $231 million of capital provision-direct on balance sheet
Capital provision-indirect	25,176	From data reconciliations - due from settlement
Adjusted capital provision-indirect proceeds:	25,176	Table on page 36: $25 million of capital provision-indirect proceeds on balance sheet
Asset management income	14,396	From FS note 8
plus: Eliminated income from funds	11,641	From data reconciliations asset management income
less: Increase in receivable	(7,538)	Non-cash portion
Asset management cash income	18,499	Table on page 36: $19 million of asset management income
Cash from services and other	2,386	From consolidated statement of cash flows
Insurance income	1,367	From Burford-only income statement, adjusted by the decrease in receivable
Marketable securities and bank interest	2,625	From Burford-only income statement adjusted by the change in receivables
Service and other cash income	6,378	Table on page 36 : $6 million of services and other cash income
Cash receipts	281,466	Table on page 36: $281 million of total cash receipts on the balance sheet

2020
Item	$’000	Source/Comment
Consolidated cash flow:
Capital provision assets—proceeds received	557,913	From consolidated statement of cash flows
less: Elimination of third-party interests	(43,330)	From data reconciliation - due from settlement
Burford-only total	514,583	From data reconciliation – due from settlement
Proceeds received:
Capital provision-direct	324,925	From data reconciliation - due from settlements
Adjusted capital provision-direct proceeds:	324,925	Table on page 37: $325 million of capital provision-direct on balance sheet
Capital provision-indirect	189,658	From data reconciliation - due from settlement
less: Proceeds held at fund level in 2019	(36,621)	2019 Annual Report page 34– cash receipts reconciliation
less: Return of amounts pre-funded in 2019	(8,801)	Proceeds related to pre-funded LP commitments
plus: Hedging proceeds	28,265	Proceeds from hedging/margin
Adjusted capital provision-indirect proceeds:	172,501	Table on page 37: $173 million of capital provision-indirect proceeds on balance sheet
Asset management income	15,106	From FS note 8
plus: Eliminated income from funds	9,378	From data reconciliations – asset management income
less: Increase in receivable	(8,137)	Non-cash portion
Asset Management cash income	16,347	Table on page 37: $16 million of asset management income
Cash from services and other	1,582	From consolidated statement of cash flows
Insurance income	1,973	From Burford-only income statement, adjusted by the decrease in receivable
Marketable securities and bank interest	1,418	From Burford-only income statement adjusted for FV movement
Services and other cash income	4,973	Table on page 37: $5 million of services and other cash income
Cash receipts	518,746	Table on page 37: $519 million of total cash receipts on the balance sheet

Burford Capital Annual Report 2021    59

Financial and operational review

continued

2019
Item	$’000	Source/Comment
Consolidated cash flow:
Capital provision assets—proceeds received	392,606	From consolidated statement of cash flows
plus: Elimination of third-party interests	18,239	From data reconciliation - due from settlement
Burford-only total	410,845	From data reconciliation - due from settlement
Proceeds received:
Capital provision-direct	233,972	From data reconciliation - due from settlement
less: Warehousing proceeds	(33,078)	Proceeds from assets held by Burford pending transfer to a managed fund
plus: Refinancing proceeds	9,221	Proceeds from re-financed asset treated as a restructuring
Adjusted capital provision-direct proceeds:	210,115	Table on page 37: $210 million of capital provision-direct on balance sheet
Capital provision-indirect	176,873	From data reconciliation - due from settlement
plus: Cash from margin/hedging	56,194	Proceeds related to hedging/margin transactions
plus: Proceeds held at fund level	36,621	Proceeds related to pre-funded LP commitments
Adjusted capital provision-indirect proceeds:	269,688	Table on page 37: $270 million of capital provision-indirect proceeds on balance sheet
Asset management income	26,130	From FS note 8
less: Increase in receivable	(5,609)	Non-cash portion
Asset management cash income	20,521	Table on page 37: $20 million of asset management income
Cash from services and other	1,123	From consolidated statement of cash flows
Insurance income	10,311	From Burford-only income statement, adjusted by the decrease in receivable
Marketable securities and bank interest	6,070	From Burford-only income statement adjusted for FV movement
Services and other cash income	17,504	Table on page 37: $18 million of services and other cash income
Cash receipts	517,828	Table on page37x: $518 million of total cash receipts on the balance sheet

Portfolio data reconciliation

The first table below reconciles the calculation of our current portfolio on a consolidated basis to the calculation on a Group-wide basis as presented in the “—Current Portfolio” on page 39. The second table below provides additional details on the reconciliation.

Reconciliation of current portfolio-consolidated GAAP financials to Group-wide

			Capital
			provision-		Post-
			direct		settlement
			Non-		Non-
	Consolidated		consolidated		consolidated		Third-party	Group-wide
At December 31, 2021 ($ in millions)	GAAP total		funds(d)		funds(d)		interests	total
Deployed cost	1,594	(b)	480		268	(c)	(21)	2,321
+ Fair value adjustments	1,306	(a)	73		52	(c)	(378)	1,053
= Carrying value	2,900	(a)	553		320	(c)	(399)	3,374
+ Undrawn commitments	1,493	(e)	215		12	(c)	—	1,720
Total	4,393	(f)	768	(d)	332	(c)	(399)	5,094	(c)
(a)	From note 6 (“Capital provision assets”) to our consolidated financial statements.
(b)	Derived by subtracting fair value adjustments from period end carrying value.
(c)	From “Current Portfolio—Group-wide” table on page 39.
(d)	These amounts represent the funds that are not consolidated under US GAAP within the Group financial statements.
(e)	From note 22 (“Financial commitments and contingent liabilities”) to our consolidated financial statements. The amounts in this table represent the sum of total undrawn commitments for capital provision and legal risk set forth in note 22 (“Financial commitments and contingent liabilities”) to our consolidated financial statements. Commitments are off-balance sheet under US GAAP.
(f)	This amount represents a non-GAAP figure.

60    Burford Capital Annual Report 2021

Financial and operational review

continued

			Capital
			provision-		Post-
			direct		settlement
			Non-		Non-
	Consolidated		consolidated		consolidated		Third-party	Group-wide
At December 31, 2020 ($ in millions)	GAAP total		funds(d)		funds(d)		interests	total
Deployed cost	1,235	(b)	379		249	(c)	(20)	1,843
+ Fair value adjustments	1,329	(a)	83		30	(c)	(381)	1,061
= Carrying value	2,564	(a)	462		279	(c)	(401)	2,904
+ Undrawn commitments	1,255	(e)	281		27	(c)	—	1,563
Total	3,819	(f)	743	(d)	306	(c)	(401)	4,467	(c)

(a)	From note 6 (“Capital provision assets”) to our consolidated financial statements.
(b)	Derived by subtracting fair value adjustments from period end carrying value.
(c)	From “Current Portfolio—Group-wide” table on page 39.
(d)	These amounts represent the funds that are not consolidated under US GAAP within the Group financial statements.
(e)	From note 22 (“Financial commitments and contingent liabilities”) to our consolidated financial statements. The amounts in this table represent the sum of total undrawn commitments for capital provision and legal risk set forth in note 22 (“Financial commitments and contingent liabilities”) to our consolidated financial statements. Commitments are off-balance sheet under US GAAP.
(f)	This amount represents a non-GAAP figure.

Additional details on reconciliation

			Capital provision-direct								Capital provision-indirect

	Consolidated				Consolidated			Third-party			Strategic
At December 31, 2021 ($ in millions)	GAAP		Burford-only		funds(d)	BOF-C		Interests	Total		Value fund		Total

Deployed cost	1,594	(b)	1,251	(c)	37	274	(c)	21	1,583		11		11
+ Fair value adjustments	1,306	(a)	887	(c)	11	28	(c)	378	1,304		2		2
= Carrying value	2,900	(a)	2,138	(c)	48	302	(c)	399	2,887		13	(c)	13
+ Undrawn commitments	1,493	(e)	1,132	(c)	2	359	(c)	-	1,493	(e)	-		-
Total	4,393	(f)	3,270	(c)	50	661	(c)	399	4,380		13	(c)	13
(a)	From note 6 (“Capital provision assets”) to our consolidated financial statements.
(b)	Derived by subtracting fair value adjustments from period end carrying value.
(c)	From “Current Portfolio-Group-wide” table on page 39.
(d)	The sum of the amounts in the “Capital Provision-Direct—Consolidated Funds” column in the “Additional details on the reconciliation” table and “Capital Provision-Direct—Non-consolidated Funds” column in the “Reconciliation of current portfolio-consolidated GAAP to Group-wide” table is equal to the amounts in the “Funds” column of the “Capital Provision-Direct” section of the “Current Portfolio—Group-wide” table on page 39.
(e)	From note 22 (“Financial commitments and contingent liabilities”) to our consolidated financial statements. The amounts in this table represent the sum of total undrawn commitments for capital provision and legal risk set forth in note 22 (“Financial commitments and contingent liabilities”) to our consolidated financial statements. Commitments are off-balance sheet under US GAAP.
(f)	This amount represents a non-GAAP figure.

Burford Capital Annual Report 2021    61

Financial and operational review

continued

			Capital provision-direct								Capital provision-indirect

	Consolidated				Consolidated			Third-party			Strategic
At December 31, 2020 ($ in millions)	GAAP		Burford-only		funds(d)	BOF-C		interests	Total		Value fund		Total

Deployed cost	1,235	(b)	948	(c)	39	152	(c)	20	1,159		76		76
+ Fair value adjustments	1,329	(a)	915	(c)	10	14	(c)	381	1,320		9		9
= Carrying value	2,564	(a)	1,863	(c)	49	166	(c)	401	2,479		85	(c)	85
+ Undrawn commitments	1,255	(e)	1,010	(c)	5	240	(c)	-	1,255	(e)	-		-
Total	3,819	(f)	2,873	(c)	54	406	(c)	401	3,734		85	(c)	85
(a)	From note 6 (“Capital provision assets”) to our consolidated financial statements.
(b)	Derived by subtracting fair value adjustments from period end carrying value.
(c)	From “Current Portfolio—Group-wide” table on page 39.
(d)	The sum of the amounts in the “Capital Provision-Direct-Consolidated Funds” column in the “Additional details on the reconciliation” table and “Capital Provision-Direct-Non-consolidated Funds” column in the “Reconciliation of current portfolio-consolidated GAAP to Group-wide” table is equal to the amounts in the “Funds” column of the “Capital Provision-Direct” section of the “Current Portfolio—Group-wide” table on page 39
(e)	From note 22 (“Financial commitments and contingent liabilities”) to our consolidated financial statements. The amounts in this table represent the sum of total undrawn commitments for capital provision and legal risk set forth in note 22 (“Financial commitments and contingent liabilities”) to our consolidated financial statements. Commitments are off-balance sheet under US GAAP.
(f)	This amount represents a non-GAAP figure.

In the “Current Portfolio-Group-wide” table on page 39, the “Funds” column includes some funds that are consolidated into our US GAAP financial statements and some funds that are not; these funds are presented in separate columns in the “Reconciliation of Current Portfolio-GAAP Financials to Group-wide” table above. When the consolidated funds are added to the “Burford-only” and “BOF-C” columns in the “Current Portfolio—Group-wide” table on page 39, the sum corresponds to the amounts presented in note 6 (“Capital provision assets”) to our consolidated financial statements. When the amount of our non-consolidated funds is added to this sum, the total represents our Group-wide portfolio amounts, including both consolidated and non-consolidated funds.

The undrawn commitment amounts in the “Current Portfolio—Group-wide” table on page 39 correspond to the amounts included in note 22 (“Financial commitments and contingent liabilities”) to our consolidated financial statements, as indicated above.

Deployments data reconciliation

The following table provides further information on how data from the Deployments section is related to data in the US GAAP financial statements and notes and website tables.

Reconciliation between financial statements and deployments table

2021
Item	$’000	Source/Comment
Consolidated cash flow:
New funding of capital provision assets	673,965	From FS note 6 - additions
plus: Elimination of third-party interests	(224,760)	From data reconciliations - Burford-only capital provision assets

Burford-only total additions	449,205	From data reconciliations – Burford-only capital provision assets
Additions:
Capital provision-direct	448,291	From data reconciliations – Burford-only capital provision assets
less: Distributed in-kind asset, which was contributed in-kind as a capital provision asset	(1,034)	From consolidated statement of cash flows
Capital provision-direct additions:	447,257	Table on page 47: $447 million of capital provision-direct balance sheet deployments
Capital provision-indirect	914	From data reconciliations – Burford-only capital provision assets
Adjusted capital provision-indirect additions:	914	Table on page 47: $1 million of capital provision-indirect balance sheet deployments
Total balance sheet additions:	448,171	Table on page 47: $448 million of total balance sheet deployments

62    Burford Capital Annual Report 2021

Financial and operational review

continued

2020
Item	$’000	Source/Comment
Consolidated cash flow:
Capital provision assets – funding	297,143	From consolidated statement of cash flows
plus: Elimination of third-party interests	(21,459)	From data reconciliations – Burford-only capital provision assets

Burford-only total additions	275,684	From data reconciliations – Burford-only capital provision assets
Additions:
Capital provision-direct	225,137	From data reconciliations – Burford-only capital provision assets
Capital provision-direct additions:	225,137	Table on page 47: $225 million of capital provision-direct balance sheet deployments
Capital provision-indirect	50,547	From data reconciliations – Burford-only capital provision assets
plus: Cash for margin/hedging	16,733	Deployments for hedging/margin transactions of $26 million less loss of $9 million in the due from/to brokers lines of the balance sheet
less: Reported deployments held at fund level in 2019	(25,000)	Balance sheet portion of deployments made at fund level but not yet allocated to LPs by period end
less: Additional LP deployments held at fund level in 2019	(15,483)	Adjustment for actual LP allocation of deployments
Adjusted capital provision-indirect additions:	26,797	Table on page 47: $27 million of capital provision-indirect balance sheet deployments
Total balance sheet additions:	251,934	Table on page 47: $252 million of total balance sheet deployments

Reconciliation of deployments to change in deployed costs in the asset data tables:

2021
Item	$ millions	Source/Comment
From the asset data tables:
Deployed cost:
Capital provision-direct at YE 2021	2,222	Total deployed cost from capital provision-direct asset performance table on page 44
less: Capital provision-direct at YE 2020	(1,775)	Total deployed cost from capital provision-direct asset performance table on 2020 Annual Report page 46
Change in deployed cost during 2020 on capital provision-direct assets	447	Table on page 47: $447 million of total balance sheet deployments

2020
Item	$ millions	Source/Comment
From the asset data tables:
Deployed cost:
Capital provision-direct at YE 2020	1,775	Total deployed cost from capital provision-direct asset performance table on 2020 Annual Report page 46
less: Capital provision-direct at YE 2019	(1,549)	Total deployed cost from capital provision-direct asset performance table on 2019 Annual Report page 44
Change in deployed cost during 2020 on capital provision-direct assets	226	Table above: $225,447 thousand of total balance sheet deployments rounded upwards to $226 million

Burford Capital Annual Report 2021    63

Financial and operational review

continued

Realizations data reconciliation

The following tables provide further information on how data from the tables in the “Realizations” section on page 47 relate to data presented in the Financial Statement notes and the tables available on our website.

The table below provides a reconciliation of our total realizations in 2021 on a Consolidated basis to a Group-wide basis.

At December 31,
($ in millions)	2021	2020
Consolidated GAAP realizations*	455	540
Warehousing transfer	(98)	-
Cash from margin/hedging/other	-	19
Capital provision non-consolidated funds	61	272
Post settlement non-consolidated funds	108	168
Group-wide realizations	526	999
*	See note 6 (“Capital provision assets”) to our consolidated financial statements

Reconciliation between financial statements and realizations/recoveries

2021
Item	$ '000	Source/Comment
Consolidated realizations:
Capital provision assets	455,148	From FS note 6 - realizations
plus: Elimination of third-party interests	(164,786)	From data reconciliations – Burford-only capital provision assets

Burford-only total realizations	290,362	From data reconciliations – Burford-only capital provision assets
Realizations:
Capital provision-direct	265,186	From data reconciliations – Burford-only capital provision assets
less: Distributed in-kind asset, which was contributed in-kind as a capital provision asset	(1,034)	From consolidated statement of cash flows
Capital provision-direct realizations:	264,152	Table on page 48: $264 million capital provision-direct realizations on balance sheet
Capital provision-indirect	25,176	From data reconciliations – Burford-only capital provision assets
plus: 2021 reported realizations held at fund level and not yet distributed	9,856	Proceeds held at the fund level pending deployment
Adjusted capital provision-indirect realizations:	35,032	Table on page 48: $35 million capital provision-indirect realizations on balance sheet
Total balance sheet realizations:	299,184	Table on page 48: $299 million total realizations on balance sheet

2020
Item	$ 000	Source/Comment
Consolidated realizations:
Capital provision assets	540,294	From FS note 6 - realizations
less: Elimination of third-party interests	(13,992)	From data reconciliations – Burford-only capital provision assets

Burford-only total realizations	526,302	From data reconciliations – Burford-only capital provision assets
Realizations:
Capital provision-direct	336,644	From data reconciliations – Burford-only capital provision assets
Capital provision-direct realizations:	336,644	Table on page 48: $337 million capital provision-direct realizations on balance sheet
Capital provision-indirect	189,658	From data reconciliations- Burford-only capital provision assets
less: 2019 reported realizations held at fund level	(36,621)	Proceeds recognized in 2019, but held at the fund level pending deployment
less: Return of amounts pre-funded in 2019	(8,801)	Proceeds related to pre-funded LP commitments
plus: Cash from margin/hedging	28,265	Proceeds from hedging/margin transactions in the due from/to brokers lines of the balance sheet
Adjusted capital provision-indirect realizations:	172,501	Table on page 48: $172 million capital provision-indirect realizations on balance sheet
Total balance sheet realizations:	509,145	Table on page 48: $509 million total realizations on balance sheet

64    Burford Capital Annual Report 2021

Financial and operational review

continued

Reconciliation of realizations to change in recoveries in the asset data tables:

2021
Item	$ millions	Source/Comment
From the asset data tables:
Recoveries:
Capital provision-direct at YE 2021	1,861	Total recoveries from capital provision-direct asset performance table on page 44

Less: Capital provision-direct at YE 2020	(1,597)	Total recoveries from capital provision-direct asset performance table on page 46 of 2020 Annual Report

Change in recoveries during 2021 on capital provision-direct assets	264	Foots to capital provision-direct realizations from above table

2020
Item	$ millions	Source/Comment
From the asset data tables:
Recoveries:
Capital provision-direct at YE 2020	1,597	Total recoveries from capital provision-direct asset performance table on page 46

Less: Capital provision-direct at YE 2019	(1,260)	Total recoveries from capital provision-direct asset performance table on page 44 of 2019 Annual Report

Change in recoveries during 2020 on capital provision-direct assets	337	Foots to capital provision-direct realizations from above table

Additional details on net debt to tangible equity covenant ratio:

2021
Item	$ '000	Source/Comment
From the consolidated statement of financial position
Debt issued	1,071,911	Face value of debt issued
plus: Debt interest payable	13,918	From consolidated statement of financial position
Consolidated net debt	1,085,829
From the consolidated statement of financial position
Total shareholders' equity attributable to Burford Capital, Limited	1,551,790	From consolidated statement of financial position
less: Goodwill	(134,019)	From consolidated statement of financial position
Tangible equity	1,417,771
Net debt to tangible equity	0.77x

2020
Item	$ '000	Source/Comment
From the consolidated statement of financial position
Debt issued	678,189	Face value of debt issued
plus: Debt interest payable	9,556	From consolidated statement of financial position
Consolidated net debt	687,745
From the consolidated statement of financial position
Total shareholders' equity attributable to Burford Capital, Limited	1,662,212	From consolidated statement of financial position
less: Goodwill	(134,032)	From consolidated statement of financial position
Tangible equity	1,528,180
Net debt to tangible equity	0.45x

Burford Capital Annual Report 2021    65

Financial and operational review

continued

Additional details on net debt to tangible assets covenant ratio

2021
Item	$ '000	Source/Comment
From the consolidated statement of financial position
Debt issued	1,071,911	Face value of debt issued
less: Cash and cash equivalents	(180,255)	From consolidated statement of financial position
less: Marketable securities investments	(175,336)	From consolidated statement of financial position
Consolidated net debt	716,320
From the consolidated statement of financial position
Total assets	3,524,706	From consolidated statement of financial position
less: Goodwill	(134,019)	From consolidated statement of financial position
Tangible assets	3,390,687
Leverage ratio	21%

2020
Item	$ '000	Source/Comment
From the consolidated statement of financial position
Debt issued	678,189	Face value of debt issued
less: Cash and cash equivalents	(322,085)	From consolidated statement of financial position
less: Marketable securities investments	(16,594)	From consolidated statement of financial position
Consolidated net debt	339,510
From the consolidated statement of financial position
Total assets	3,118,013	From consolidated statement of financial position
less: Goodwill	(134,032)	From consolidated statement of financial position
Tangible assets	2,983,981
Leverage ratio	11%

66    Burford Capital Annual Report 2021

Directors’ report

To our shareholders:

The Directors present their annual report and the audited consolidated financial statements of Burford Capital Limited and its subsidiaries (collectively, “Burford”) for the year ended December 31, 2021.

Business activities

Burford provides legal finance, complex strategies, post-settlement finance and asset management products and services with a focus on the legal sector. Burford Capital Limited is incorporated under the Companies (Guernsey) Law, 2008, as amended (the “Guernsey Companies Law”). Burford Capital Limited’s ordinary shares were admitted to trading on the Alternative Investment Market, a market operated by the London Stock Exchange, on October 21, 2009, and on the New York Stock Exchange on October 19, 2020.

Corporate governance

The Directors recognize the high standards of corporate governance demanded of listed companies. Burford Capital Limited has adopted and complied with the Finance Sector Code of Corporate Governance issued by the Guernsey Financial Services Commission.

Results of operations and dividends

Burford’s results of operations for the year ended December 31, 2021, are set forth in the consolidated statements of comprehensive income on page 78 of this annual report on Form 20-F (this “Annual Report”).

Burford Capital Limited paid a final dividend for the year ended December 31, 2020, of 12.5 US cents per ordinary share on June 18, 2021, and paid an interim dividend for the year ended December 31, 2021, of 6.25 US cents per ordinary share on December 2, 2021.

The Directors are proposing a final dividend for the year ended December 31, 2021, of 6.25 US cents per ordinary share to be paid on June 17, 2022, to the shareholders on the register at the close of business on May 27, 2022, with an ex-dividend date of May 26, 2022.

Because Burford is a US dollar-denominated business, dividends are declared in US dollars. For shareholders electing to receive their dividends in pounds sterling, dividends are subsequently converted into pounds sterling based on the exchange rate determined on or about the record date and are paid in pounds sterling. UK shareholders who would like to receive dividends in US dollars instead of pounds sterling should contact the registrar. US shareholders will automatically receive dividends in US dollars unless they request otherwise.

Directors

The Directors of Burford Capital Limited who served during the year ended December 31, 2021, and to the date of this Annual Report are set forth under “Governance—Directors and senior management—Directors”.

Interests of the directors

The interests of the Directors are set forth under “Compensation—Director compensation” and “Compensation—Holdings and commitments to managed funds of directors and senior management—Directors”.

Statement of the Directors’ responsibilities in relation to the consolidated financial statements

The Directors are responsible for preparing this Annual Report and the consolidated financial statements in accordance with applicable Guernsey law and generally accepted accounting principles in the United States (“US GAAP”).

Under the Guernsey Companies Law, the Directors must not approve the consolidated financial statements unless they are satisfied that they give a true and fair view of the financial position, results of operations and cash flows of Burford at and for the year ended December 31, 2021. In preparing the consolidated financial statements, the Directors are required to:

▪	Select suitable accounting policies and apply such accounting policies consistently

Burford Capital Annual Report 2021    67

Directors’ report

continued

▪	Present information, including accounting policies, in a manner that provides relevant, reliable, comparable and understandable information

Make judgments and estimates that are reasonable and prudent

The Directors are responsible for keeping adequate accounting records that are sufficient to show and explain Burford’s transactions and disclose with reasonable accuracy at any time its financial position and enable them to ensure that the consolidated financial statements comply with the Guernsey Companies Law. They are also responsible for safeguarding Burford’s assets and, therefore, for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Disclosure of information to auditors

So far as each of the Directors is aware, there is no relevant audit information of which Burford’s independent registered public accounting firm is unaware, and each of the Directors has taken all the steps he ought to have taken as a director to make himself aware of any relevant audit information and to establish that Burford’s independent registered public accounting firm is aware of such information.

Independent registered public accounting firm

Ernst & Young LLP has expressed its willingness to continue in office and a resolution to re-appoint it will be proposed at the annual general meeting of shareholders to be held in 2022.

Charles Parkinson

Director

on behalf of the Board of Directors

March 29, 2022

68    Burford Capital Annual Report 2021

Consolidated financial statements
Contents
70	Report of independent registered public accounting firm (PCAOB ID: 01438)
78	Consolidated statements of comprehensive income for the years ended December 31, 2021, 2020 and 2019
79	Consolidated statements of financial position at December 31, 2021 and 2020
80	Consolidated statements of cash flows for the years ended December 31, 2021, 2020 and 2019
82	Consolidated statements of changes in equity for the years ended December 31, 2021, 2020 and 2019
83	Notes to the consolidated financial statements

Burford Capital Annual Report 2021    69

Report of independent registered public accounting firm

To the Board of Directors and Shareholders of Burford Capital Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Burford Capital Limited (the Company) as of December 31, 2021 and 2020, the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated March 29, 2022 expressed an adverse opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Valuation of capital provision assets
Description of the Matter

At December 31, 2021, the Company’s reported capital provision assets totaled $2,900 million. For the year ended December 31, 2021, the Company recognized net fair value movements on capital provision assets of $32 million. As discussed in Notes 2 and 6 to the consolidated financial statements, capital provision assets are held at fair value, with changes in fair value recorded through profit or loss. Fair value movements are recognized in accordance with the Company’s valuation policy, which relies on objective events in the litigation process to drive changes in the capital provision asset valuations.

70    Burford Capital Annual Report 2021

Report of independent registered public accounting firm

continued

Auditing the valuation of the capital provision assets was judgmental and complex as there is uncertainty in the assessment of fair valuation of these illiquid assets. The uncertainty of the fair value for each asset was due to the application of the fixed valuation ranges for the occurrence of objective events as set out in the Company’s valuation policy. The Company’s valuation policy assigned valuation changes in fixed ranges based on the nature of the objective event and estimated remaining litigation risk. Judgment was applied in ensuring the appropriate valuation ranges were applied to each case and in selecting where in the range any single asset valuation change should be determined, and whether those ranges remain appropriate based on the Company’s capital provision asset realization history.

How We Addressed the Matter in Our Audit

To test the fair value of capital provision assets, we performed audit procedures that included, among others, involvement of our valuation specialists to assist in evaluating the valuation methodology applied, independent research of information in the public domain to evaluate the completeness of objective events considered in the valuation process, involvement of our internal law specialists to assist in inspection of an independent legal counsel report covering a review of the status of a capital provision asset selected by us, assessment of the application of the valuation policy to a sample of capital provision assets and consideration of any relevant secondary market trading.

To assess the continued appropriateness of the valuation ranges in the Company’s valuation policy on a portfolio basis, among other procedures, we, with the support of our valuation and modelling specialists, compiled a statistical analysis of historical realizations. We also compared actual proceeds received by the Company from realizations with the carrying amount of the capital provision asset immediately prior to conclusion to assess the appropriateness of fair value adjustments within the specific categories of the Company’s valuation policy.

Goodwill impairment assessment
Description of the Matter

At December 31, 2021, the Company’s reported goodwill was $134 million. As discussed in Notes 2 and 15 of the consolidated financial statements, goodwill is tested for impairment at least annually at the reporting unit level.

Auditing management’s annual goodwill impairment assessment was complex and judgmental due to the significant estimates of future cash flows from the Company’s capital provision asset portfolio in a value-in-use scenario. The models used by management in their assessment require the use of assumptions over subjective inputs which could be affected by future economic and market conditions, including the returns from the realization proceeds from concluded capital provision assets, timing of realizations, the timing and level of future commitments and deployment of funds into new capital provision assets, and the application of an appropriate discount rate.

Burford Capital Annual Report 2021    71

Report of independent registered public accounting firm

continued

How We Addressed the Matter in Our Audit

To test the estimated value-in-use of the Company’s reporting units, we performed audit procedures that included, among others, assessing the methodologies, testing the significant assumptions discussed above and testing the accuracy and completeness of the underlying data used by the Company in its assessment. For example, we assessed the mathematical accuracy of the model and evaluated the cash flow projections and inputs used in management’s value-in use model by comparing to the Company’s historical data over realizations, commitments and deployment rates, and management’s forecasts used in other areas of the business, for example, their going concern assessment.

We also involved our valuation and modelling specialists to assess subjective inputs such as the discount rates used in the models, perform sensitivity analyses of the model outputs to changes in inputs, and to assess the logical integrity of the models.

We have served as the Company’s auditor since 2010.

/s/ Ernst & Young LLP
Guernsey, Channel Islands

March 29, 2022

72    Burford Capital Annual Report 2021

THIS PAGE INTENTIONALLY LEFT BLANK

Burford Capital Annual Report 2021    73

THIS PAGE INTENTIONALLY LEFT BLANK

74    Burford Capital Annual Report 2021

THIS PAGE INTENTIONALLY LEFT BLANK

Burford Capital Annual Report 2021    75

Report of independent registered public accounting firm

To the Board of Directors and Shareholders of Burford Capital Limited

Opinion on Internal Control over Financial Reporting

We have audited Burford Capital Limited’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, because of the effect of the material weaknesses described below on the achievement of the objectives of the control criteria, Burford Capital Limited (the Company) has not maintained effective internal control over financial reporting as of December 31, 2021, based on the COSO criteria.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and included in management’s assessment. Management has identified material weaknesses in controls related to the completeness and accuracy of the information produced by the Company and the level of precision and documentation around its management review controls.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of the Company as of December 31, 2021 and 2020, and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2021, and the related notes. These material weaknesses were considered in determining the nature, timing and extent of audit tests applied in our audit of the 2021 consolidated financial statements, and this report does not affect our report dated March 29, 2022 which expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the US federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes the policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

76    Burford Capital Annual Report 2021

Report of independent registered public accounting firm

continued

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP
Guernsey, Channel Islands

March 29, 2022

Burford Capital Annual Report 2021    77

Consolidated statements of comprehensive income

for the years ended December 31, 2021, 2020 and 2019

(Dollars in Thousands, Except Share Data)

	Notes	2021	2020	2019

Income
Capital provision income	6	127,549	340,103	409,156
Asset management income	8	14,396	15,106	15,160
Insurance income	9	5,143	1,781	3,545
Services income		1,177	804	2,133
Marketable securities income and bank interest	11	1,865	380	6,676
Unrealized gain/(loss) relating to third-party interests in capital provision assets		2,028	947	(57,500)
Total income		152,158	359,121	379,170

Operating expenses
Compensation and benefits:
Salaries and benefits		(34,333)	(31,483)	(25,231)
Annual incentive compensation		(22,145)	(22,772)	(24,503)
Equity compensation		(9,272)	(5,281)	(4,519)
Legacy asset recovery incentive compensation including accruals		(36,364)	-	-
Long-term incentive compensation including accruals		(7,942)	(18,125)	(33,496)
General, administrative and other		(30,467)	(21,468)	(22,447)
Case-related expenditures ineligible for inclusion in asset cost		(5,300)	(4,841)	(11,246)
Equity and listing related		-	(7,907)	(1,754)
Amortization of intangible asset		-	(8,703)	(9,495)
Total operating expenses		(145,823)	(120,580)	(132,691)

Income from operations		6,335	238,541	246,479

Other (expense)/income
Finance costs	14	(58,647)	(39,048)	(38,747)
Loss on debt buyback		(1,649)	-	-
Foreign currency transactions (losses)/gains		(5,482)	10,746	1,956
Total other expense		(65,778)	(28,302)	(36,791)

(Loss)/income before income taxes		(59,443)	210,239	209,688

Benefit from (provision for) income taxes	4	3,015	(36,937)	(13,417)
Net (loss)/income		(56,428)	173,302	196,271

Net income attributable to non-controlling interests		15,638	8,187	15,309
Net (loss)/income attributable to ordinary shares		(72,066)	165,115	180,962

Net (loss)/income per share:
Basic	21	$(0.33)	$0.75	$0.83
Diluted	21	$(0.33)	$0.75	$0.83

Weighted-average shares outstanding:
Basic	21	219,049,877	218,919,822	218,649,877
Diluted	21	219,699,459	218,919,822	219,061,999

Net (loss)/income		(72,066)	165,115	180,962

Other comprehensive loss
Change in Foreign currency translation adjustment		(2,443)	(10,206)	(17,525)

Total comprehensive (loss)/income		(74,509)	154,909	163,437

See accompanying notes to consolidated financial statements.

78    Burford Capital Annual Report 2021

Consolidated statements of financial position

at December 31, 2021 and 2020

(Dollars in Thousands, Except Share Data)

		For the year ended December 31,
		2021	2020

Assets
Cash and cash equivalents		180,255	322,085
Marketable securities	11	175,336	16,594
Other assets	12	35,173	34,371
Due from settlement of capital provision assets	7	86,311	30,708
Capital provision assets	6	2,900,465	2,564,742
Property and equipment	10	13,069	15,225
Goodwill & intangible asset	15	134,019	134,032
Deferred tax asset	4	78	256
Total assets		3,524,706	3,118,013

Liabilities
Debt interest payable	14	13,918	9,556
Other liabilities	13	126,057	109,747
Debt payable	14	1,022,557	667,814
Financial liabilities related to third-party interests in capital provision assets		398,595	400,660
Deferred tax liability	4	22,889	24,742
Total liabilities		1,584,016	1,212,519
Commitments and contingencies (see note 22)

Shareholders' equity
Ordinary shares no par value: unlimited shares authorized and 219,049,877 shares issued and outstanding at December 31, 2021 and 2020, respectively	19	598,813	598,813
Additional paid-in capital		26,366	22,529
Accumulated other comprehensive income		4,108	6,551
Retained earnings		922,503	1,034,319
Total shareholders' equity attributable to Burford Capital Limited		1,551,790	1,662,212
Non-controlling interest in consolidated subsidiaries		388,900	243,282
Total shareholders' equity		1,940,690	1,905,494
Total liabilities and shareholders' equity		3,524,706	3,118,013

See accompanying notes to consolidated financial statements.

The financial statements on pages 78 to 82 were approved by the Board of Directors on March 29, 2022, and were signed on its behalf by:

Charles Parkinson

Director

March 29, 2022

Burford Capital Annual Report 2021    79

Consolidated statements of cash flows

continued

Consolidated statements of cash flows

for the years ended December 31, 2021, 2020 and 2019

(Dollars in Thousands, Except Share Data)

	Notes	2021	2020	2019
Cash flows from operating activities:
(Loss)/profit for the year after taxation		(56,428)	173,302	196,271
Adjustments to reconcile profit for the year after taxation to net cash provided by/(used in) operating activities:

Changes in working capital and non-cash items:
Income on capital provision assets	6	(131,819)	(343,393)	(428,192)
Interest and other income from capital provision assets	6	(160)	(199)	1,213
Loss/(income) on equity securities	6	-	22	(1,169)
Asset recovery fee for services income		(1,177)	(804)	(2,133)
Net realized gains on derivative financial assets and liabilities		-	-	(2,846)
Loss/(income) on marketable securities		1,567	1,106	137
Loss on financial liabilities at fair value through profit or loss		-	4,779	20,872
Decrease/(increase) in other assets		(2,330)	(9,846)	3,777
Increase/(decrease) in other liabilities		22,598	21,664	32,418
Increase in payable for capital provision assets		(256)	220	36
Amortization and depreciation of debt issuance costs, intangible assets and property, plant and equipment		3,193	10,689	12,602
Impairment		500	-	1,000
Right-of-use assets and associated lease liability		(193)	(1,647)	(463)
Deferred tax expense/(benefit)		(1,129)	34,502	9,405
Stock-based compensation		8,823	5,328	4,519
Other non-cash including exchange rate movement		8,002	(7,540)	(325)
Proceeds from capital provision assets		396,415	557,913	392,606
Net (funding)/proceeds from financial liabilities at fair value through profit or loss		-	(96,272)	(42,200)
Net proceeds from/(paid) to due from/to broker for financial liabilities at fair value through profit or loss		-	(51,401)	38,734
Proceeds from equity security		-	31,374	-
Proceeds from asset recovery fee for services		2,386	1,581	1,123
Net decrease/(increase) on investment subparticipations		-	-	-
Net decrease/(increase) on financial liability to third-party investment		(2,065)	(784)	57,500
Net cash provided by/(used in) operating activities before funding of capital provision assets and net (funding of)/proceeds from marketable securities		247,927	330,594	294,885

Funding of capital provision assets and net (funding of)/proceeds from marketable securities:
Net proceeds/(funding) of marketable securities	11	(160,360)	20,376	3,346
New funding of capital provision assets	6	(672,931)	(297,143)	(571,786)
Net cash provided by/(used in) operating activities		(585,364)	53,827	(273,555)

Cash flows from investing activities:
Purchases of property and equipment		(285)	(360)	(3,398)
Net cash provided by/(used in) investing activities		(285)	(360)	(3,398)

Cash flows from financing activities:
Acquisition of shares to meet share-based payment obligations		(3,686)	-	-
Issue of debt	14	400,000	-	-
Issue expenses - debt issued		(8,742)	-	-
Redemption of debt		(33,929)	(4,964)	-
Dividends paid on ordinary shares		(41,050)	-	(28,424)
Net proceeds from financial liabilities related to third party interests in capital provision assets		-	-	100,000
Third-party net capital contribution		132,236	(293)	83,119
Net cash provided by/(used in) financing activities		444,829	(5,257)	154,695

Net increase/(decrease) in cash and cash equivalents and restricted cash		(140,820)	48,210	(122,258)

80    Burford Capital Annual Report 2021

Reconciliation of net cash flow to movements in cash and
cash equivalents and restricted cash	2021	2020	2019
Cash and cash equivalents and restricted cash at beginning of year (1)	322,085	273,403	395,462
Increase/(decrease) in cash and cash equivalents and restricted cash (1)	(140,820)	48,210	(122,258)
Effect of exchange rate changes on cash and cash equivalents	(1,010)	472	199
Cash and cash equivalents and restricted cash at end of year (1)	180,255	322,085	273,403
(1)
(1)	Inclusive of restricted cash previously disclosed as Due from broker in 2019. This change is only respective to 2019.

Reconciliation of cash and cash equivalents and restricted
cash to the consolidated statements of financial position	2021	2020	2019
Cash and cash equivalents	180,255	322,085	178,177
Restricted cash	-	-	95,226
Total cash and cash equivalents and restricted cash	180,255	322,085	273,403

Supplemental disclosure	2021	2020	2019
Cash received from interest and dividend income	3,706	1,489	6,849
Cash paid for debt interest	(51,270)	(37,890)	(37,568)
Cash paid for income taxes	(1,305)	(10,979)	(694)
Assets received in kind(2)	3,290	-	29,645
Contributions paid in kind (additions)(2)	1,034	-	-
Initial recognition of ASC 842 operating leases ROU asset	-	-	5,675
Initial recognition of ASC 842 operating leases ROU obligation	-	-	6,780
(2)	A consolidated entity, in which Burford had a limited partner interest, liquidated during the period, and distributed in-kind a capital provision asset ($3,290,000), which is held directly by Burford ($1,034,000) and other limited partners ($2,256,000) of the liquidated entity.

See accompanying notes to consolidated financial statements.

Burford Capital Annual Report 2021    81

Consolidated statements of changes in equity

continued

Consolidated statements of changes in equity

for the years ended December 31, 2021, 2020 and 2019

(Dollars in Thousands, Except Share Data)

	Ordinary				Accumulated
	shares -		Additional		other	Total Burford		Total
	Number	Ordinary	paid-in	Retained	comprehensive	Capital Limited	Non-controlling	shareholders’
	of shares	shares	capital	earnings	income (loss)	Equity	interests	equity
At January 1, 2021	219,049,877	598,813	22,529	1,034,319	6,551	1,662,212	243,282	1,905,494
Net loss	-	-	-	(72,066)	-	(72,066)	15,638	(56,428)
Foreign currency translation adjustment	-	-	-	-	(2,443)	(2,443)	-	(2,443)
Shares purchased by the trust	-	-	(3,686)	-	-	(3,686)	-	(3,686)
Shares distributed by the trust	-	-	1,103	(1,552)	-	(449)	-	(449)
Transfer LTIP on vesting	-	-	(2,852)	2,852	-	-	-	-
Share-based compensation (note 20)	-	-	9,272	-	-	9,272	-	9,272
Dividends paid	-	-	-	(41,050)	-	(41,050)	-	(41,050)
Net contributions from third parties	-	-	-	-	-	-	129,980	129,980
Balance at December 31, 2021	219,049,877	598,813	26,366	922,503	4,108	1,551,790	388,900	1,940,690

	Ordinary				Accumulated
	shares -		Additional		other	Total Burford		Total
	Number	Ordinary	paid-in	Retained	comprehensive	Capital Limited	Non-controlling	shareholders’
	of shares	shares	capital	earnings	income (loss)	Equity	interests	equity
At January 1, 2020	218,649,877	596,454	20,857	867,907	16,757	1,501,975	235,387	1,737,362
Net income	-	-	-	165,115	-	165,115	8,187	173,302
Foreign currency translation adjustment	-	-	-	-	(10,206)	(10,206)	-	(10,206)
Issuance of ordinary shares	400,000	2,359	-	-	-	2,359	-	2,359
Shares purchased by the trust	-	-	(2,359)	-	-	(2,359)	-	(2,359)
Shares distributed by the trust	-	-	2,265	(2,219)	-	46	-	46
Transfer LTIP on vesting	-	-	(3,516)	3,516	-	-	-	-
Share-based compensation (note 20)	-	-	5,282	-	-	5,282	-	5,282
Net distributions to third parties	-	-	-		-	-	(292)	(292)
Balance at December 31, 2020	219,049,877	598,813	22,529	1,034,319	6,551	1,662,212	243,282	1,905,494

	Ordinary				Accumulated
	shares -		Additional		other	Total Burford		Total
	Number	Ordinary	paid-in	Retained	comprehensive	Capital Limited	Non-controlling	shareholders’
	of shares	shares	capital	earnings	income (loss)	Equity	interests	equity
At January 1, 2019	218,649,877	596,454	16,338	716,080	34,282	1,363,154	136,959	1,500,113
Cumulative-effect adjustment upon adoption of ASU 2016‑02	-	-	-	(711)	-	(711)	-	(711)
Restated at January 1, 2019	218,649,877	596,454	16,338	715,369	34,282	1,362,443	136,959	1,499,402
Net income	-	-	-	180,962	-	180,962	15,309	196,271
Foreign currency translation adjustment	-	-	-	-	(17,525)	(17,525)	-	(17,525)
Share-based compensation (note 20)	-	-	4,519	-	-	4,519	-	4,519
Dividends paid	-	-	-	(28,424)	-	(28,424)	-	(28,424)
Net contributions from third parties	-	-	-	-	-	-	83,119	83,119
Balance at December 31, 2019	218,649,877	596,454	20,857	867,907	16,757	1,501,975	235,387	1,737,362

See accompanying note to consolidated financial statements.

82    Burford Capital Annual Report 2021

Notes to the consolidated financial statements

1. Organization

Burford Capital Limited (the “Company”) and its consolidated subsidiaries (collectively, the “Group”) provide legal finance products and services, comprising (i) core legal finance, (ii) complex strategies and (iii) post-settlement finance, and are engaged in asset management business.

The Company was incorporated as a company limited by shares under the Guernsey Companies Law on September 11, 2009. The Company has a single class of ordinary shares, which commenced trading on AIM in October 2009 and on the NYSE in October 2020, in each case, under the symbol “BUR”. The Company’s subsidiaries have issued bonds traded on the Main Market of the London Stock Exchange.

2. Summary of significant accounting policies

Basis of presentation

The consolidated financial statements have been prepared in accordance with US GAAP. The consolidated financial statements include the accounts of (i) the Company, (ii) its wholly owned or majority-owned subsidiaries, (iii) the consolidated entities that are considered to be variable interest entities (VIEs) and for which the Company is considered the primary beneficiary and (iv) certain entities which are not considered VIEs but which the Company controls through a majority voting interest.

Use of estimates

The preparation of the consolidated financial statements requires management to make estimates that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amount of revenues and expenses during the reporting periods. Such estimates include, among other things, the valuation of capital provision assets and other financial instruments, the measurement of deferred tax balances (including valuation allowances) and the accounting for goodwill. Actual results could differ from those estimates, and such differences could be material.

Consolidation

In connection with investment funds and other related entities where the Group does not own 100% of the relevant entity, the Group makes judgments about whether it is required to consolidate such entities by applying the factors set forth in US GAAP for VIEs or voting interest entities under ASC 810 Consolidation.

VIEs are entities that, by design, either (i) lack sufficient equity to permit the entity to finance its activities without additional subordinated financial support from other parties or (ii) have equity investors that (A) do not have the ability to make significant decisions relating to the entity’s operations through voting rights, (B) do not have the obligation to absorb the expected losses or (C) do not have the right to receive the residual returns of the entity, or (iii) have equity investors’ voting rights that are not proportional to the economics, and substantially all of the activities of the entity either involve or are conducted on behalf of an investor that has disproportionately few voting rights. An entity is deemed to be the primary beneficiary of the VIE if such entity has both (i) the power to direct the activities that most significantly impact the VIE’s economic performance and (ii) the right to receive benefits from the VIE or the obligation to absorb losses of the VIE that could be significant to the VIE.

In determining whether the Group is the primary beneficiary of a VIE, the Group considers both qualitative and quantitative factors regarding the nature, size and form of its involvement with the VIE, such as its role establishing the VIE and its ongoing rights and responsibilities, the design of the VIE, its economic interests, servicing fees and servicing responsibilities and certain other factors. The Group performs ongoing reassessments to evaluate whether changes in the entity’s capital structure or changes in the nature of its involvement with the entity result in a change to the VIE designation or a change to its consolidation conclusion.

The most significant judgments relate to the assessment of the Group’s exposure or rights to variable returns in the BOF-C, the Strategic Value Fund and Colorado. The Group has assessed that its economic interest in the income generated from BOF-C and its investment as a limited partner in the Strategic Value Fund, coupled with its power over the relevant activities as the fund manager, require the consolidation of BOF-C and the Strategic Value Fund in the consolidated financial statements. Similarly, the Group has assessed that its shareholding in Colorado, coupled with its

Burford Capital Annual Report 2021    83

Notes to the consolidated financial statements

continued

2. Summary of significant accounting policies continued

power over the relevant activities of Colorado through contractual agreements, requires the consolidation of Colorado in the consolidated financial statements.

The Group is deemed to have a controlling financial interest in VIEs in which it is the primary beneficiary and in other entities in which it owns more than 50% of the outstanding voting shares and other shareholders do not have substantive rights to participate in management.

For entities the Group controls but does not wholly own, the Group generally records a non-controlling interest within shareholders’ equity for the portion of the entity’s equity attributed to the non-controlling ownership interests. Accordingly, third-party share of net income or losses relating to non-controlling interests in consolidated entities is treated as a reduction or increase, respectively, of net income in the consolidated statements of comprehensive income. With respect to Colorado, an entity the Group controls but does not wholly own, the Group records a financial liability within financial liabilities related to third-party interests in capital provision assets for the portion of the entity’s equity held by third parties. The third-party share of income or losses is included in income/(expense) relating to third-party interests in capital provision assets in the consolidated statements of comprehensive income. All significant intercompany balances, transactions and unrealized gains and losses on such transactions are eliminated in consolidation.

COVID-19 and global economic market conditions

The Covid-19 pandemic and restrictions on certain non-essential businesses have caused disruption in the United States and global economies. Although an economic recovery is partially underway, it continues to be gradual, uneven and characterized by meaningful dispersion across sectors and regions. The estimates and assumptions underlying the consolidated financial statements are based on the information available at December 31, 2021, including judgments about the financial market and economic conditions which may change over time.

Cash and cash equivalents

The Group considers all highly liquid short-term investments with original maturities of three months or less when purchased to be cash equivalents. Cash and cash equivalents include funds held by depository institutions, money market funds and US Treasury securities with original maturities of three months or less when purchased. Interest income from cash and cash equivalents is recorded in marketable securities income in the consolidated statements of comprehensive income. The carrying values of the money market funds and US Treasury securities were $21 million and $5 million at December 31, 2021 and 2020, respectively, which represent their fair values due to their short-term nature and are categorized as Level 1 within the fair value hierarchy. Substantially all of the Group’s cash on deposit is in interest bearing accounts with major financial institutions that exceed insured limits.

Marketable securities, at fair value

Marketable securities include US Treasury bills with original maturities greater than three months when purchased and corporate bonds, mutual funds and asset-backed securities. Marketable securities are recorded at fair value. Interest income on marketable securities is included in the overall change in fair value which is recognized in marketable securities income in the consolidated statements of comprehensive income.

Fair value of financial instruments

The Group’s capital provision assets meet the definition of a financial instrument under ASC 825 Financial Instruments. Single case, portfolio, portfolio with equity risk, and legal risk management capital provision assets meet the definition of a derivative instrument under ASC 815 Derivatives and hedging and are accounted for at fair value.

The Group has elected the fair value option for the Group’s equity method investments, marketable securities, due from settlement of capital provision assets and capital provision asset subparticipations. Such election is irrevocable and is applied to financial instruments on an individual basis at initial recognition.

The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date under current market conditions.

Except for the Group’s debt obligations, financial instruments are generally recorded at fair value or at amounts, the carrying values of which approximate fair value.

84    Burford Capital Annual Report 2021

Notes to the consolidated financial statements

continued

2. Summary of significant accounting policies continued

Fair value hierarchy

US GAAP establishes a hierarchical disclosure framework which prioritizes and ranks the level of market price observability used in measuring financial instruments at fair value. Market price observability is affected by a number of factors, including the type of financial instrument, the characteristics specific to the financial instrument and the state of the marketplace, including the existence and transparency of transactions between market participants. Financial instruments with readily available quoted prices in active markets generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.

Financial instruments measured and reported at fair value are classified and disclosed based on the observability of inputs used in the determination of fair values as follows:

▪	Level 1—quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity can access at the measurement date
▪	Level 2—inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly
▪	Level 3—unobservable inputs for the asset or liability

All transfers into and out of these levels are recognized as if they have taken place at the beginning of each reporting period.

Valuation processes

The Group’s senior professionals are responsible for developing the policies and procedures for fair value measurement of assets and liabilities. Following origination and at each reporting date, the movements in the values of assets and liabilities are required to be reassessed in accordance with the Group’s accounting policies. For this analysis, the reasonableness of material estimates and assumptions underlying the valuation is discussed and the major inputs applied are verified by comparing the information in the valuation computation to contracts, asset status and progress information and other relevant documents.

Valuation methodology for Level 1 investments

Level 1 assets and liabilities are comprised of listed instruments, including equities, fixed income securities, investment funds and financial liabilities at fair value through profit or loss. All Level 1 assets and liabilities are valued at the quoted market price at the reporting date.

Valuation methodology for Level 2 investments

Level 2 assets are comprised of debt and equity securities that are not actively traded and are valued at the last quoted or traded price at the reporting date, provided there is evidence that the price is not assessed as significantly stale so as to warrant a Level 3 classification.

Valuation methodology for Level 3 investments

Fair value represents the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date.

The methods and procedures to determine fair value of assets and liabilities may include, among others, (i) obtaining information provided by third parties when available, (ii) obtaining valuation-related information from the issuers or counterparties (or their advisors), (iii) performing comparisons of comparable or similar assets, (iv) calculating the present value of future cash flows, (v) assessing other analytical data and information relating to the asset that is an indication of value, (vi) reviewing the amounts funded in the assets, (vii) evaluating financial information provided by the asset counterparties and (viii) entering into a market transaction with an arm’s-length counterparty.

The material estimates and assumptions used in the analyses of fair value include the status and risk profile of the risks underlying the asset, the timing and expected amount of cash flows based on the asset structure and agreement, the appropriateness of any discount rates used and, in some cases, the timing of, and estimated minimum proceeds from, a favorable outcome. Significant judgment and estimation go into the assumptions which underlie the analyses, and the

Burford Capital Annual Report 2021    85

Notes to the consolidated financial statements

continued

2. Summary of significant accounting policies continued

actual values realized with respect to assets could be materially different from values obtained based on the use of those estimates.

The Group operates under a valuation policy that relies on objective events to drive valuation changes. For the vast majority of the Group’s capital provision assets, the objective events considered under the valuation policy relate to the litigation process. When the objective event in question is a court ruling, the Group discounts the potential impact of that ruling, commensurate with the remaining litigation risk. The policy assigns valuation changes in fixed ranges based on, among other things:

▪	A significant positive ruling or other objective event but where there is not yet a trial court judgment
▪	A favorable trial court judgment
▪	A favorable judgment on the first appeal
▪	The exhaustion of as-of-right appeals
▪	In arbitration cases, where there are limited opportunities for appeal, issuance of a tribunal award
▪	An objective negative event at various stages in a litigation

In a small number of instances, the Group has the benefit of a secondary sale of a portion of an asset. When that occurs, the market evidence is factored into the valuation process and, the more robust the market testing of value is, the more weight is accorded to the market price.

Third-party interests in capital provision assets

Third-party interests in capital provision assets include the financial liability relating to the third-party interests in Colorado as well as financial liabilities relating to third-party interests resulting from capital provision asset subparticipations recognized at fair value. Colorado holds a single financial asset and has no broader business activity. Accordingly, it does not meet the definition of a business and the third-party interest in the entity is accounted for as a collateralized borrowing rather than a non-controlling interest in shareholders’ equity.

Amounts included in the consolidated statements of financial position represent the fair value of the third-parties’ interests in the related capital provision assets, and the amounts included in the consolidated statements of comprehensive income represent the third parties’ share of any gain and losses for the reporting period.

Non-controlling interests

For entities that are consolidated, but not wholly owned, a portion of the income or loss and corresponding equity is allocated to owners other than the Company. The aggregate of the income or loss and corresponding equity that is not owned by the Company is included in non-controlling interests in the consolidated financial statements. Non-controlling interests also include ownership interests in certain consolidated funds and VIEs. Non-controlling interests are presented as a separate component of shareholders’ equity in the consolidated statements of financial position.

The primary components of non-controlling interests are separately presented in the consolidated statements of changes in equity to clearly distinguish the interest in the Group and other ownership interests in the consolidated entities. Net income includes the net income attributable to the holders of non-controlling interests in the consolidated statements of comprehensive income. Profits and losses are allocated to non-controlling interests in proportion to their relative ownership interests regardless of their basis. Non-controlling interests exclude the third-party interests in Colorado as it represents a consolidated entity that holds a single financial asset and no broader business activity.

Asset management income

Asset management income is derived from the governing agreements in place with various funds under management. The rate or amount at which fees are charged, the basis on which such fees are calculated, and the timing of payment vary across funds and, as to a particular fund, may also vary across investment options available to underlying investors in, or members of, the fund. Management fees are generally based on an agreed percentage of a fund’s commitments and amounts committed or deployed depending on the fund agreements. Management fees are recognized over time as the services are provided. Performance fees are earned when contractually agreed performance levels are exceeded within specified performance measurement periods. Performance fees are recognized when a reliable estimate of the

86    Burford Capital Annual Report 2021

Notes to the consolidated financial statements

continued

2. Summary of significant accounting policies continued

performance fee can be made, and it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur.

Insurance activities

The Group (i) acts as an administrator in the sale of legal expenses insurance policies issued in the name of Great Lakes Reinsurance (UK) plc, a subsidiary of MunichRe, under a binding authority agreement, and (ii) underwrites legal expenses insurance policies through its wholly owned Guernsey insurer, Burford Worldwide Insurance Limited.

Insurance administration

Income earned from acting as an insurance administrator represents commissions receivable, which are calculated based on the premium earned, net of reinsurance and insurance premium tax, less an allowance for claims, sales commissions, fees and the other direct insurance related costs, such as Financial Services Compensation Scheme Levy. The payment of premiums is often contingent on a case being won or settled, and the Group recognizes the associated income only at this point, while a deduction is made for claims estimated to be paid on all policies in force. This income is separately identified as “Insurance administrator commission” in note 9 (“Liabilities and income from insurance contracts”).

Insurance underwriting

Insurance policies written by Burford Worldwide Insurance Limited are subject to contractual reinsurance arrangements that transfer a significant portion of the insurance risk to the reinsurers with Burford Worldwide Insurance Limited retaining a portion of the insurance risk of each contract. Contracts are typically written with an upfront premium payable and may also include a conditional premium. The payment of conditional premiums is often contingent on a case being won or settled, and the Group recognizes the associated conditional premium amount only at this point.

Premiums written relate to insurance business incepted during the reporting period. Full account is taken of premiums receivable and reinsurance premiums payable during the reporting period. Unearned premiums represent the proportion of premiums written during the reporting period that relate to unexpired terms of policies in force at the reporting date, calculated on a time apportionment basis.

Provision is made for all outstanding loss reserves as notified by the insured. The level of the provision is determined on the basis of the information available, including potential loss claims which have been intimated to the Group, experience of the development of similar claims and case law. While the Group considers that the provision for these claims is fairly stated on the basis of the information currently available, the ultimate liability may vary as a result of subsequent information and events and may result in adjustments to the amounts provided. Adjustments to the amounts provided are reflected in the consolidated financial statements for the reporting period in which the adjustments are made.

Claims are recorded in the reporting period in which they are incurred.

Leases

At the inception of any arrangement, the Group determines whether the arrangement is or contains a lease based on the unique facts and circumstances present in the arrangement. Leases are recognized as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the Group. The Group recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. In calculating the present value, the Group uses its incremental borrowing rate at the lease commencement date as the interest rate implicit in the lease is not readily determinable.

The lease agreements generally contain lease and non-lease components. Non-lease components primarily include payments for maintenance and utilities. The Group combines fixed payments for non-lease components with its lease payments and accounts for them together as a single lease component which increases the amount of its lease assets and liabilities. Payments under the lease arrangements are primarily fixed. Variable rents, if any, are expensed as incurred.

Each lease payment is allocated between the liability and finance cost. The finance cost is charged to the consolidated statements of comprehensive income over the period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The right-of-use asset is depreciated over the shorter of the asset’s

Burford Capital Annual Report 2021    87

Notes to the consolidated financial statements

continued

2. Summary of significant accounting policies continued

useful life and the lease term on a straight-line basis. The right-of-use asset and associated lease liability are derecognized on the termination of a lease agreement.

The Group has elected to not recognize leases with an original term of one year or less on the consolidated statements of financial position. The Group typically only includes an initial lease term in its assessment of a lease arrangement, whereas options to renew a lease are not included in this assessment unless there is a reasonable certainty that the lease will be renewed.

Right-of-use assets are included within property and equipment in the consolidated statements of financial position.

Shares held in employee benefit trust

The Company’s ordinary shares held by the Burford Capital Limited Employee Benefit Trust are held for the purposes of employee equity-based compensation schemes. Such ordinary shares are deducted from shareholders’ equity. No gain or loss is recognized on the purchase, sale, cancellation or issue of such ordinary shares and any consideration paid or received is recognized directly in shareholders’ equity.

Compensation and benefits

Salaries and benefits

Salaries and benefits include base salaries and employee benefits.

Incentive compensation

Incentive compensation includes discretionary and non-discretionary annual bonuses that are generally accrued over the related service period. Under certain non-discretionary arrangements, the Company may require that a portion of the incentive compensation to be distributed to its employees be allocated as restricted stock units under the Company’s equity compensation plan. Such equity-based awards are recorded as equity-based compensation expense over the relevant service period once granted.

Equity compensation

Share-based compensation primarily consists of restricted stock units with service and market or performance conditions. The fair value of these awards is estimated using the Monte-Carlo model at the grant date. The Group recognizes stock compensation expense ratably over the relevant service period and accounts for forfeitures based on its estimates. Forfeiture estimates are trued-up at the end of the vesting period in order to ensure that compensation expense is recognized only for those awards that ultimately vest. In order to satisfy the vesting requirements, ordinary shares (which are either repurchased on the open market or newly issued) are released to employees net of applicable income tax withholding.

Legacy asset recovery incentive compensation including accruals and long-term incentive compensation including accruals

Incentive compensation expenses and incentive compensation payables primarily consist of a portion of gains on capital provision assets or performance fees earned from certain funds that are allocated to employees. Incentive compensation amounts are generally not paid until the related gains on capital provision assets or performance fees has been realized in cash by the Group. Incentive compensation amounts are recognized as the related fair value gains or losses on capital provision assets or performance fees are recognized. Accordingly, incentive compensation amounts can be reversed during periods when there is a decline in fair value or performance revenues that were previously recognized.

Segment reporting

Management considers that there are two operating business segments and a corporate segment: (i) capital provision, which comprises provision of capital to the legal industry or in connection with legal matters, both directly and through investment in the Group’s managed funds; (ii) asset management and other services, which includes the provision of services to the legal industry, including litigation insurance; and (iii) other corporate.

88    Burford Capital Annual Report 2021

Notes to the consolidated financial statements

continued

2. Summary of significant accounting policies continued

Business combinations

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, which is measured at fair value on the acquisition date. Acquisition-related costs are expensed as incurred and included in the consolidated statements of comprehensive income. When the Group acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions at the acquisition date.

Any contingent consideration to be transferred by the acquirer will be recognized at fair value at the acquisition date. Subsequent changes in the fair value of contingent consideration classified as an asset or liability are reflected in the consolidated statements of comprehensive income. Contingent consideration classified as equity is not remeasured and its subsequent settlement is accounted for within equity.

Goodwill

Goodwill arises as a result of the acquisition of subsidiaries and represents the excess of the purchase consideration over the fair value of the Group’s share of the assets acquired and the liabilities assumed on the acquisition date. After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purposes of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group’s reporting units that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units. The Group tests goodwill acquired in a business combination annually for impairment.

Intangible asset

Intangible assets arise as a result of a business combination and are recognized at fair value on the acquisition date. The Group had one intangible asset, which represented an assessment of the value of the acquiree’s future asset management income and was fully amortized at December 31, 2020. See note 15 (“Goodwill and intangible asset”) for additional information with respect to the Group’s intangible asset. The intangible asset was amortized to the consolidated statements of comprehensive income on a straight-line basis over the period revenue was expected to be earned.

Foreign currency translation

Functional and presentation currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The functional currency of the Company, as determined in accordance with US GAAP, is the US dollar, because this is the currency that best reflects the economic substance of the underlying events and circumstances of the Company. The consolidated financial statements are presented in US dollars (the “presentation currency”).

Certain subsidiaries operate and prepare financial statements denominated in pounds sterling and euros. For the purposes of preparing consolidated financial statements, those subsidiaries’ assets and liabilities are translated at exchange rates prevailing at each applicable reporting date. Income and expense items are translated at average exchange rates for the reporting period. Non-monetary items are measured using the exchange rate at the date of the initial transaction.

Any exchange rate-related differences are recognized in other comprehensive income.

Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rate prevailing at the date of the transaction. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies, including intragroup balances, are recognized in the consolidated statements of comprehensive income as part of the profit or loss for the period. See note 6 (“Capital provision assets”) for additional information relating to the treatment of capital provision assets.

Burford Capital Annual Report 2021    89

Notes to the consolidated financial statements

continued

2. Summary of significant accounting policies continued

Since April 2016, certain intragroup balances have been considered as part of a net investment in a foreign operation. Gains and losses on such balances are recognized in other comprehensive income, with a gain of $432,000 recognized for the year ended December 31, 2021 (2020: gain of $1,120,000; 2019: gain of $1,125,000).

Bank interest income

Bank interest income is recognized on an accruals basis and included in marketable securities income and bank interest.

Expenses

All expenses are accounted for on an accruals basis.

Finance costs

Finance costs represent interest and issue expenses of outstanding indebtedness calculated using the effective interest rate method recognized in the consolidated statements of comprehensive income.

Loss on debt repurchases

Repurchases of debt issued by the Group are accounted for as an extinguishment of the debt issued. Loss on debt repurchases represents a gain or loss arising from the difference between the amortized cost, and cost of repurchasing the debt on the repurchase date is recognized in the consolidated statements of comprehensive income.

Income taxes

The Group computes income taxes using the asset and liability method, under which deferred income taxes are recognized based on the differences between the carrying amounts and the respective tax bases of the Group’s assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the periods in which the Group expects the temporary differences to reverse. The effect of a change in tax rates on deferred taxes is recognized in income in the period that includes the enactment date.

The Group routinely evaluates the likelihood of realizing the benefit of its deferred tax assets and may record a valuation allowance if, based on all available evidence, it determines that some portion of the tax benefit will not be realized. In evaluating the Group’s ability to recover its deferred tax assets within the jurisdictions from which they arise, the Group considers all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax-planning strategies and results of recent operations. If the Group determines that it would be able to realize its deferred tax assets in the future in excess of their net recorded amount, the Group would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

The Group evaluates its exposures associated with its various tax filing positions and recognizes a tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained upon examination by the relevant taxing authorities, including resolutions of any related appeals or litigation processes, based on the technical merits of the Group’s tax filing position. The tax benefits recognized in the consolidated financial statements from a tax filing position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The Group adjusts its unrecognized tax benefit liability and income tax expense in the period in which the uncertain tax position is effectively settled, the statute of limitations expires for the relevant taxing authority to examine the tax position or when new information becomes available.

Interest and penalties related to income tax matters are recorded in other expenses in the consolidated statements of comprehensive income. Accrued interest and penalties are included within the related tax balances on the consolidated statements of financial position.

Dividends

Dividends paid during the period are recorded as a reduction to retained earnings in the consolidated statements of changes in equity.

90    Burford Capital Annual Report 2021

Notes to the consolidated financial statements

continued

2. Summary of significant accounting policies continued

Property and equipment

Property and equipment are recorded at cost less accumulated depreciation and provision for impairment. Depreciation is provided to write off the cost less estimated residual value in equal instalments over the estimated useful lives of the assets.

The table below sets forth the expected useful lives of the various assets:

Property and equipment	Useful life
Right-of-use assets	Life of lease
Leasehold improvements	Life of lease
Fixtures, fitting and equipment	5 years
Computer hardware and software	3 years

The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the net sales proceeds and the carrying amount of the asset and is recognized in income in the consolidated statements of comprehensive income.

Prepayments and other payables

Prepayments and other payables are recognized at nominal value and are non-interest-bearing and are recorded within other assets and other liabilities on the consolidated statement of financial position.

Shareholders’ equity

Ordinary shares are classified as equity in shareholders’ equity. Contingent shares are classified as equity in shareholders’ equity, where contingent shares will be issued and converted to ordinary shares only after the specified conditions have been satisfied. Additional paid-in capital includes the obligation for the issuance of ordinary shares to the Group’s employees under the long-term incentive plan (“LTIP”). Incremental costs directly attributable to the issuance of new ordinary shares are deducted from equity in shareholders’ equity.

Net income per ordinary share

The Group presents basic and diluted net income or loss per share for ordinary shares. Basic net income or loss per ordinary share excludes potential dilution and is computed by dividing net income attributable to ordinary shares by the weighted-average number of ordinary shares outstanding for the period. Diluted income or loss per ordinary share reflects the potential dilution that could occur if ordinary shares were issued pursuant to the Group’s share-based compensation awards. The potential dilution from awards of ordinary shares is computed using the treasury stock method based on the average market value of ordinary shares during the period.

Recently issued or adopted accounting standards

There have been no recently issued or adopted accounting pronouncements that had a material impact on the consolidated financial statements and related disclosures.

3. Supplemental cash flow data

The following tables set forth supplemental information with respect to the cash inflows and outflows for capital provision-direct assets and capital provision-indirect assets for the years ended December 31, 2021, 2020 and 2019:

$ in thousands	Capital provision-	Capital provision-
For the year ended December 31, 2021	direct assets	indirect assets	Total
Proceeds	338,098	58,317	396,415
Decrease in payable for capital provision assets	(256)	-	(256)
New funding	(672,931)	-	(672,931)

Burford Capital Annual Report 2021    91

Notes to the consolidated financial statements

continued

3. Supplemental cash flow data continued

$ in thousands	Capital provision-	Capital provision-
For the year ended December 31, 2020	direct assets	indirect assets	Total
Proceeds	354,884	203,029	557,913
Increase in payable for capital provision assets	220	-	220
New funding	(297,143)	-	(297,143)

$ in thousands	Capital provision-	Capital provision-
For the year ended December 31, 2019	direct assets	indirect assets	Total
Proceeds	108,521	284,085	392,606
Increase in payable for capital provision assets	36	-	36
New funding	(347,630)	(224,156)	(571,786)

Capital provision-direct assets represent those assets in which the Group has provided financing directly to a client or to fund a principal position in a legal finance asset. BOF-C is included in capital provision-direct assets because the Group does not invest any capital in BOF-C.

Capital provision-indirect assets represent those assets in which the Group’s capital is provided through a fund as a limited partner contribution. At December 31, 2021 and 2020, capital provision-indirect assets consisted entirely of assets held through the Strategic Value Fund.

4. Income taxes

The Company is incorporated in Guernsey and qualifies for exemption from income tax in Guernsey under the Income Tax (Exempt Bodies) (Guernsey) Ordinance, 1989, as amended. This exemption is applied for annually and has been granted for the year ended December 31, 2021.

In certain cases, a subsidiary of the Company may elect to make use of transaction structures that are subject to income tax in a jurisdiction related to the capital provision asset. The Company’s subsidiaries in Ireland, Singapore, the United Kingdom and the United States are subject to taxation in such jurisdictions as determined in accordance with relevant tax legislation.

The table below sets forth domestic and foreign income (loss) before income taxes for the years ended December 31, 2021, 2020 and 2019:

($ in thousands)	2021	2020	2019
Domestic	15,035	22,711	39,158
Foreign	(74,478)	187,528	170,530
Income (loss) before income taxes	(59,443)	210,239	209,688

92    Burford Capital Annual Report 2021

Notes to the consolidated financial statements

continued

4. Income taxes continued

The table below sets forth a reconciliation of the tax charge based on the domestic Guernsey statutory rate to the effective income tax expense (benefit) on pre-tax income (loss) for the years ended December 31, 2021, 2020 and 2019:

($ in thousands)	2021	2020	2019
Statutory rate	-	-	-
Foreign rate differential	(9,433)	41,362	(3,604)
Compensation	5,554	1,451	-
Valuation allowance	14,971	(7,810)	12,979
Non-deductible interest	-	-	-
Withholding tax	49	238	534
Non-deductible taxes	-	415	78
Prior period adjustments	1,763	(670)	2,334
Impairment	(39)	955	693
Non-taxable Income	(15,541)	-	-
Other, net	(339)	996	403
(Benefit from)/provision for income taxes	(3,015)	36,937	13,417

The table below sets forth an analysis for the foreign tax differential for the years ended December 31, 2021, 2020 and 2019:

($ in thousands)	2021	2020	2019
US subsidiaries at statutory tax rate	(23,703)	45,700	(4,051)
Singapore subsidiaries at statutory tax rate	140	8	(335)
Irish subsidiaries at statutory tax rate	584	(936)	2,588
UK Subsidiaries at statutory tax rate	13,535	(3,410)	(1,806)
Other	11	-	-
Total	(9,433)	41,362	(3,604)

The tables below set forth the (benefit from)/provision for income taxes for the years ended December 31, 2021, 2020 and 2019:

(S in thousands)	2021	2020	2019

Current
Domestic (Guernsey)	50	239	424
Foreign - US federal & state	(984)	2,151	(83)
Foreign - other	(952)	45	3,671
Total current (benefit from)/provision for income taxes	(1,886)	2,435	4,012

Deferred
Domestic (Guernsey)	-	-	-
Foreign - US federal & state	(2,753)	34,499	9,476
Foreign - other	1,624	3	(71)
Total deferred income tax (benefit from)/provision for	(1,129)	34,502	9,405

(Benefit from)/provision for income taxes	(3,015)	36,937	13,417

Burford Capital Annual Report 2021    93

Notes to the consolidated financial statements

continued

4. Income taxes continued

The tables below set forth the tax effect of temporary differences and carryforwards that comprise significant portions of deferred tax assets and liabilities for the years ended December 31, 2021 and 2020:

($ in thousands)	2021	2020
Deferred tax assets:
Compensation and benefit accruals not currently deductible	8,602	6,945
Net operating loss carryforwards	3,177	1,164
Non-deductible and excess interest	17,237	4,605
Unrealized loss	6,530	1,469
Acquisition costs	515	567
Capital lease	164	836
Other	1,003	948
Total deferred tax assets	37,228	16,534

Deferred tax liabilities:
Compensation and benefit accruals not currently deductible	40	-
Depreciation and amortization	(405)	(541)
Goodwill	(7,952)	(5,493)
Unrealized gain	(31,005)	(27,805)
Total deferred tax liabilities	(39,322)	(33,839)
Net deferred tax position	(2,094)	(17,305)
Valuation allowance	(20,717)	(7,181)
Net deferred tax liabilities	(22,811)	(24,486)

The valuation allowances at December 31, 2021 and 2020, were primarily related to net operating losses and other deferred tax assets of consolidated foreign subsidiaries.

At December 31, 2021, the Group had US federal net operating loss carryforwards of $21 million, which had an indefinite carryforward period, US state net operating loss carryforwards of $31 million which will begin to expire in fiscal 2038 and foreign net operating loss carryforwards of $8 million which have indefinite carryforward periods. Cash taxes paid for the year were $1 million.

At December 31, 2021 and 2020, gross deferred tax assets were $37 million and $17 million, respectively. The Group has recorded valuation allowances of $21 million and $7 million at December 31, 2021 and 2020, respectively, primarily related to foreign and state net operating loss carryforwards and other deferred tax assets. The Group has performed an assessment of positive and negative evidence, including the nature, frequency and severity of cumulative financial reporting losses in recent years, the future reversal of existing temporary differences, predictability of future taxable income exclusive of reversing temporary differences of the character necessary to realize the asset, relevant carryforward periods, taxable income in carry-back years if carry-back is permitted under tax law, and prudent and feasible tax planning strategies that would be implemented, if necessary, to protect against the loss of deferred tax assets that would otherwise expire. Although realization is not assured, based on the Group’s assessment, the Group has concluded that it is more likely than not that the remaining gross deferred tax assets will be realized and, accordingly, no additional valuation allowance has been provided.

5. Segment reporting

Management considers that there are two operating business segments and a corporate segment: (i) capital provision, which comprises provision of capital to the legal industry or in connection with legal matters, both directly and through investment in the Group’s managed funds; (ii) asset management and other services, which includes the provision of services to the legal industry, including litigation insurance; and (iii) other corporate.

The tables on the following pages set forth financial data for the Group’s reportable business segments for the years ended December 31, 2021, 2020 and 2019:

94    Burford Capital Annual Report 2021

Notes to the consolidated financial statements

continued

5. Segment reporting continued

		Asset		Total	Adjustment for
($ in thousands)	Capital	management and	Other	Burford-only	third-party	Total
December 31, 2021	provision	other services	corporate	segments	interests(1)	consolidated
Capital provision income	99,754	-	-	99,754	27,795	127,549
Management fee income	-	10,510	-	10,510	(1,843)	8,667
Performance fee income	-	5,729	-	5,729	-	5,729
Income from BOF-C	-	9,798	-	9,798	(9,798)	-
Other services income	-	6,320	774	7,094	1,091	8,185
Income/(expense) relating to third-party interests in capital provision assets	-	-	-	-	2,028	2,028
Total segment income*	99,754	32,357	774	132,885	19,273	152,158

Operating expenses	(87,420)	(33,280)	(21,488)	(142,188)	(3,635)	(145,823)
Total segment expenses	(87,420)	(33,280)	(21,488)	(142,188)	(3,635)	(145,823)

Income/(loss) from operations	12,334	(923)	(20,714)	(9,303)	15,638	6,335

Other expense
Finance costs	(52,537)	(1,360)	(4,750)	(58,647)	-	(58,647)
Loss on debt buyback	(1,477)	(38)	(134)	(1,649)	-	(1,649)
Foreign currency transactions gains/(losses), net	-	-	(5,482)	(5,482)	-	(5,482)
Loss before taxation	(41,680)	(2,321)	(31,080)	(75,081)	15,638	(59,443)
Benefit from (provision for) income taxes	11,060	3,089	(11,134)	3,015	-	3,015
Net loss after taxation	(30,620)	768	(42,214)	(72,066)	15,638	(56,428)
Net income attributable to non-controlling interests	-	-	-	-	(15,638)	(15,638)
Net loss	(30,620)	768	(42,214)	(72,066)	-	(72,066)
Change in foreign currency translation adjustments	-	-	(2,443)	(2,443)	-	(2,443)
Comprehensive loss per segment	(30,620)	768	(44,657)	(74,509)	-	(74,509)
*Includes the following revenue from contracts with customers for Services transferred over time		32,357		32,357		32,357

(1)
(1)	Adjusts for third-party interests in non-wholly owned consolidated entities which include BOF-C and the Strategic Value Fund, Colorado and several other entities in which Burford holds investments and there is a third-party partner in or owner of those entities.

		Asset		Total	Adjustment for
($ in thousands)	Capital	management and	Other	Burford-only	third-party	Total
December 31, 2020	provision	other services	corporate	segments	interests(1)	consolidated
Capital provision income	320,023	-	-	320,023	20,080	340,103
Management fee income	-	11,454	-	11,454	(2,748)	8,706
Performance fee income	-	6,400	-	6,400	-	6,400
Income from BOF-C	-	6,630	-	6,630	(6,630)	-
Other services income	-	2,585	315	2,900	65	2,965
Unrealized gain/(loss) relating to third-party interests in capital provision assets	-	-	-	-	947	947
Total segment income*	320,023	27,069	315	347,407	11,714	359,121
						-
Operating expenses	(55,139)	(24,254)	(37,228)	(116,621)	(3,959)	(120,580)
Total segment expenses	(55,139)	(24,254)	(37,228)	(116,621)	(3,959)	(120,580)

Income/(loss) from operations	264,884	2,815	(36,913)	230,786	7,755	238,541

Other income (expense)
Finance costs	(36,316)	-	(2,732)	(39,048)	-	(39,048)
Foreign currency transactions gains/(losses), net	-	-	10,314	10,314	432	10,746
Income/(loss) before taxation	228,568	2,815	(29,331)	202,052	8,187	210,239
Income tax expense	(35,080)	(2,647)	790	(36,937)	-	(36,937)
Net income/(loss) after taxation	193,488	168	(28,541)	165,115	8,187	173,302
Net income attributable to non-controlling interests	-	-	-	-	(8,187)	(8,187)
Net income/(loss)	193,488	168	(28,541)	165,115	-	165,115
Change in foreign currency translation adjustments	-	-	(10,206)	(10,206)	-	(10,206)
Comprehensive income/(loss) per segment	193,488	168	(38,747)	154,909	-	154,909
*Includes the following revenue from contracts with customers for Services transferred over time	-	27,069	-	27,069	-	27,069
(1)	Adjusts for third-party interests in non-wholly owned consolidated entities which include BOF-C and the Strategic Value Fund, Colorado and several other entities in which Burford holds investments and there is a third-party partner in or owner of those entities.

Burford Capital Annual Report 2021    95

Notes to the consolidated financial statements

continued

5. Segment reporting continued

		Asset		Total	Adjustment for
($ in thousands)	Capital	management and	Other	Burford-only	third-party	Total
December 31, 2019	provision	other services	corporate	segments	interests(1)	consolidated
Capital provision income	316,823	-	-	316,823	92,333	409,156
Management fee income	-	18,399	-	18,399	(3,239)	15,160
Performance fee income	-	594	-	594	(594)	-
Income from BOF-C	-	7,137	-	7,137	(7,137)	-
Other services income	-	5,678	6,070	11,748	606	12,354
Unrealized gain/(loss) relating to third-party interests in capital provision assets	-	-	-	-	(57,500)	(57,500)
Total segment income**	316,823	31,808	6,070	354,701	24,469	379,170

Operating expenses	(72,252)	(23,704)	(27,635)	(123,591)	(9,100)	(132,691)
Total segment expenses	(72,252)	(23,704)	(27,635)	(123,591)	(9,100)	(132,691)

Income/(loss) from operations	244,571	8,104	(21,565)	231,110	15,369	246,479

Other income/(expense)
Finance costs	(36,423)	-	(2,324)	(38,747)	-	(38,747)
Foreign currency transactions gains (losses), net	-	-	2,016	2,016	(60)	1,956
Income/(loss) before taxation	208,148	8,104	(21,873)	194,379	15,309	209,688
Income tax expense	(10,826)	89	(2,680)	(13,417)	-	(13,417)
Net income/(loss) after taxation	197,322	8,193	(24,553)	180,962	15,309	196,271
Net income attributable to non-controlling interests	-	-	-	-	(15,309)	(15,309)
Net income/(loss)	197,322	8,193	(24,553)	180,962	-	180,962
Change in foreign currency translation adjustments	-	-	(17,525)	(17,525)	-	(17,525)
Comprehensive income/(loss) per segment	197,322	8,193	(42,078)	163,437	-	163,437
*Includes the following revenue from contracts with customers for Services transferred over time	-	31,808	-	31,808	-	31,808
(1)	Adjusts for third-party interests in non-wholly owned consolidated entities which includes BOF-C and the Strategic Value Fund, Colorado and several other entities in which Burford holds investments and there is a third-party partner in or owner of those entities

The table below sets forth a reconciliation of total consolidated income to the total segment income and expenses for the years ended December 31, 2021, 2020 and 2019:

		Asset
($ in thousands)	Capital	management and	Other	Total
For the year ended December 31, 2021	provision	other services	corporate	segments
Reconciliation: Income
Total consolidated income	129,577	20,716	1,865	152,158
Adjustment for third-party interests	(29,823)	11,641	(1,091)	(19,273)
Total segment income	99,754	32,357	774	132,885

Reconciliation: Expense
Total consolidated expenses	(91,055)	(33,280)	(21,488)	(145,823)
Adjustment for third-party interests	3,635	-	-	3,635
Total segment expenses	(87,420)	(33,280)	(21,488)	(142,188)

For the year ended December 31, 2020
Reconciliation: Income
Total consolidated income	341,050	17,691	380	359,121
Adjustment for third-party interests	(21,027)	9,378	(65)	(11,714)
Total segment income	320,023	27,069	315	347,407

Reconciliation: Expense
Total consolidated expenses	(59,098)	(24,254)	(37,228)	(120,580)
Adjustment for third-party interests	3,959	-	-	3,959
Total segment expenses	(55,139)	(24,254)	(37,228)	(116,621)

For the year ended December 31, 2019
Reconciliation: Income
Total consolidated income	351,656	20,838	6,676	379,170
Adjustment for third-party interests	(34,833)	10,970	(606)	(24,469)
Total segment income	316,823	31,808	6,070	354,701

Reconciliation: Expense
Total consolidated expenses	(81,352)	(23,704)	(27,635)	(132,691)
Adjustment for third-party interests	9,100	-	-	9,100
Total segment expenses	(72,252)	(23,704)	(27,635)	(123,591)

96    Burford Capital Annual Report 2021

Notes to the consolidated financial statements

continued

5. Segment reporting continued

The tables below set forth the Group’s assets and liabilities by reporting segment at December 31, 2021 and 2020:

		Asset		Total	Adjustment for
($ in thousands)	Capital	management and	Other	segments	third-party	Total
For the year ended December 31, 2021	provision	other services	corporate	(Burford-only)	interests	consolidated
Assets
Cash and cash equivalents	90,497	9,446	39,735	139,678	40,577	180,255
Marketable securities	-	-	175,336	175,336	-	175,336
Other assets	20,749	25,081	5,506	51,336	(16,163)	35,173
Due from settlement of capital provision assets	63,447	-	-	63,447	22,864	86,311
Capital provision assets	2,159,453	-	-	2,159,453	741,012	2,900,465
Property and equipment	9,173	3,896	-	13,069	-	13,069
Goodwill & intangible asset	107,991	25,020	1,008	134,019	-	134,019
Deferred tax asset	-	-	78	78	-	78
Total assets	2,451,310	63,443	221,663	2,736,416	788,290	3,524,706

Liabilities
Debt interest payable	12,468	323	1,127	13,918	-	13,918
Other liabilities	83,521	26,719	15,022	125,262	795	126,057
Bonds Payable	916,017	23,708	82,832	1,022,557	-	1,022,557
Capital provision asset subparticipations	-	-	-	-	-	-
Financial liabilities related to third-party interests in capital provision assets	-	-	-	-	398,595	398,595
Deferred tax liability	17,101	-	5,788	22,889	-	22,889
Total liabilities	1,029,107	50,750	104,769	1,184,626	399,390	1,584,016

		Asset		Total	Adjustment for
($ in thousands)	Capital	management and	Other	segments	third-party	Total
For the year ended December 31, 2020	provision	other services	corporate	(Burford-only)	interests	consolidated
Assets
Cash and cash equivalents	170,573	6,926	142,087	319,586	2,499	322,085
Marketable securities	-	-	16,594	16,594	-	16,594
Other assets	23,194	16,994	5,025	45,213	(10,842)	34,371
Due from settlement of capital provision assets	30,708	-	-	30,708	-	30,708
Capital provision assets	1,906,191	-	-	1,906,191	658,551	2,564,742
Property and equipment	13,041	-	2,184	15,225	-	15,225
Goodwill & intangible asset	107,991	25,020	1,021	134,032	-	134,032
Deferred tax asset	-	-	256	256	-	256
Total assets	2,251,698	48,940	167,167	2,467,805	650,208	3,118,013

Liabilities
Debt interest payable	8,887	-	669	9,556	-	9,556
Other liabilities	38,474	577	64,430	103,481	6,266	109,747
Debt issued	621,067	-	46,747	667,814	-	667,814
Capital provision asset subparticipations	-	-	-	-	-	-
Financial liabilities related to third-party interests in capital provision assets	-	-	-	-	400,660	400,660
Deferred tax liability	17,695	-	7,047	24,742	-	24,742
Total liabilities	686,123	577	118,893	805,593	406,926	1,212,519

Burford Capital Annual Report 2021    97

Notes to the consolidated financial statements

continued

5. Segment reporting continued

The table below sets forth a reconciliation of total consolidated assets to the total segment assets and liabilities at December 31, 2021 and 2020:

		Asset
($ in thousands)	Capital	management and	Other	Total
For the year ended December 31, 2021	provision	other services	corporate	segments
Reconciliation: Assets
Total consolidated assets	3,255,763	47,280	221,663	3,524,706
Adjustment for third-party interests	(804,453)	16,163	-	(788,290)
Total segment assets	2,451,310	63,443	221,663	2,736,416

Reconciliation: Liabilities
Total consolidated liabilities	1,428,497	50,750	104,769	1,584,016
Adjustment for third-party interests	(399,390)	-	-	(399,390)
Total segment liabilities	1,029,107	50,750	104,769	1,184,626

For the year ended December 31, 2020
Reconciliation: Assets
Total consolidated assets	2,912,748	38,098	167,167	3,118,013
Adjustment for third-party interests	(661,050)	10,842	-	(650,208)
Total segment assets	2,251,698	48,940	167,167	2,467,805

Reconciliation: Liabilities
Total consolidated liabilities	1,093,049	577	118,893	1,212,519
Adjustment for third-party interests	(406,926)	-	-	(406,926)
Total segment liabilities	686,123	577	118,893	805,593

6. Capital provision assets

Capital provision assets are financial assets held at fair value through profit or loss that relate to the provision of capital in connection with legal finance. Capital provision-direct assets represent those assets in which the Group has provided financing directly to a client or to fund a principal position in a legal finance asset. BOF-C is included in capital provision-direct assets because the Group does not invest any capital in BOF-C. Capital provision-indirect assets represent those assets in which the Group’s capital is provided through a fund as a limited partner contribution. At December 31, 2021 and 2020, capital provision-indirect assets consisted entirely of assets held through the Strategic Value Fund as no deployments had been made to the Advantage Fund at December 31, 2021.

The table below sets forth the changes in capital provision assets for the years ended December 31, 2021 and 2020:

($ in thousands)	2021	2020
At January 1	2,564,742	2,447,266
Additions	673,965	297,143
Realizations	(455,148)	(540,294)
Income for the period	131,819	343,393
Foreign exchange gains/(losses)	(14,913)	17,234
At December 31	2,900,465	2,564,742
Unrealized fair value at December 31,	1,306,380	1,329,313

The table below sets forth the breakdown of the capital provision-direct assets and capital provision-indirect assets at December 31, 2021 and 2020:

($ in thousands)	2021	2020
Capital provision assets are comprised of:
Capital provision-direct assets	2,887,610	2,479,576
Capital provision-indirect assets	12,855	85,166
Total capital provision assets	2,900,465	2,564,742

98    Burford Capital Annual Report 2021

Notes to the consolidated financial statements

continued

6. Capital provision assets continued

The table below sets forth the components of the capital provision income for the years ended December 31, 2021, 2020 and 2019:

($ in thousands)	2021	2020	2019
Realized gains relative to cost	153,607	208,157	146,922
Previous unrealized gains transferred to realized gains	(54,017)	(15,263)	(85,536)
Fair value adjustment in the period	32,229	148,102	351,800
Interest income on certain capital provision-indirect assets	-	2,397	15,006
Income on capital provision assets	131,819	343,393	428,192
Interest and other income/(loss)	160	199	(1,213)
Impairment of other asset	(500)	-	(1,000)
Foreign exchange gains/(losses)	(3,930)	1,312	34
Loss on investment subparticipation	-	-	-
Net gain on derivative financial instruments	-	-	2,846
Loss on financial liabilities at fair value through profit or loss	-	(4,779)	(20,872)
Gain/(loss) on equity securities	-	(22)	1,169
Total capital provision income as reported on the consolidated statement of comprehensive income	127,549	340,103	409,156

Foreign exchange (losses)/gains on capital provision assets are reported in either capital provision income or foreign currency transactions (losses)/gains in the consolidated statements of comprehensive income. Exchange differences arising from non-US dollar denominated capital provision assets held by US dollar functional currency entities are recognized in capital provision income in the consolidated statements of comprehensive income. All other foreign exchange translation differences arising from capital provision assets held by non-US dollar functional currency entities are recognized in other comprehensive income in the consolidated statements of comprehensive income.

The Group generally relies on privileged information to determine its asset valuations and, as a result, is precluded from disclosing individual asset valuations publicly. However, the Group’s sale during the year ended December 31, 2019 of a part of its entitlement to proceeds in the YPF-related Petersen matter was uniquely of such a size and breadth (including third-party sales organized by the Group’s financial adviser as part of the same transaction, resulting in the total sale of 15% of the entitlement to proceeds) that it was appropriate to use the sale price alone, without consideration of privileged information, to set the Group’s valuation of its YPF-related assets during the year ended December 31, 2019, which remained the same during the years ended December 31, 2020 and 2021. The carrying value of the YPF-related assets (both Petersen and Eton Park combined) on our consolidated balance sheet was $1,160 million with $1,103 million of unrealized gains at December 31, 2021. There have been no transfers of unrealized to realized gains, so the fair value adjustment remains $1,103 million.

Loss on financial liabilities at fair value through profit or loss reflects losses on assets and liabilities used to hedge certain capital provision-indirect assets. Gains that would correspond to the hedge losses are included in income on capital provision assets.

On a consolidated basis, the capital provision-indirect assets represent solely the equity securities and related claims in the Strategic Value Fund.

7. Due from settlement of capital provision assets

Amounts due from settlement of assets relate to the recovery of capital provision assets that have successfully concluded and where there is no longer any litigation risk remaining. The settlement terms and duration vary by capital provision asset. The majority of settlement balances are received shortly after the period end, and all of settlement balances are generally expected to be received within 12 months.

The table below sets forth the changes in due from settlement of capital provision assets and the breakdown between current and non-current due from settlement of capital provision assets for the years ended December 31, 2021 and 2020:

Burford Capital Annual Report 2021    99

Notes to the consolidated financial statements

continued

7. Due from settlement of capital provision assets continued

($ in thousands)	2021	2020
At January 1,	30,708	48,128
Transfer of realizations from capital provision assets	455,148	540,294
Interest and other income	160	199
Proceeds received	(396,415)	(557,913)
Asset received in kind	(3,290)	-
At December 31,	86,311	30,708
Split
Current assets	82,561	26,958
Non-current assets	3,750	3,750
Total due from settlement of capital provision assets	86,311	30,708

8. Asset management income

The Group receives regular management fees on its managed funds, calculated as a percentage of capital committed by the fund investors or as a percentage of capital committed by the fund, depending upon the status of the fund. In addition, the Group receives performance fees from the funds. The Group’s managed funds (other than the Strategic Value Fund and BOF-C) use a so-called “European” structure for the payment of performance fees, whereby the manager is not paid any performance fees until fund investors have had their entire capital investment repaid. This contrasts with a so-called “American” structure for the payment of performance fees, whereby the performance fees are paid on profitable resolutions as they occur. The impact of the “European” structure is to delay the receipt of the performance fees. As a result, while many fund assets have already successfully and profitably concluded, few of the related performance fees have been paid. Performance fees are recognized when a reliable estimate of the performance fee can be made, and it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur.

The table below sets forth the components of the asset management income for the years ended December 31, 2021, 2020 and 2019:

($ in thousands)	2021	2020	2019
Management fee income	8,667	8,706	15,160
Performance fee income	5,729	6,400	-
Total asset management income	14,396	15,106	15,160

9. Liabilities and income from insurance contracts

The tables below set forth the balances related to the Group’s insurance activity at December 31, 2021 and 2020:

	2021
($ in thousands)	Gross	Reinsurance	Net
Unearned premiums	10,138	(8,315)	1,823
Claims incurred but not reported reserve	4,292	(3,410)	882
Total	14,430	(11,725)	2,705

	2020
($ in thousands)	Gross	Reinsurance	Net
Unearned premiums	10,903	(8,723)	2,180
Claims incurred but not reported reserve	1,693	(1,354)	339
Total	12,596	(10,077)	2,519

100    Burford Capital Annual Report 2021

Notes to the consolidated financial statements

continued

9. Liabilities arising from insurance contracts continued

The table below sets forth the components of total insurance income for the years ended December 31, 2021, 2020 and 2019:

($ in thousands)
Income statement	2021	2020	2019
Gross premiums written	2,384	7,203	4,707
Gross ceded reinsurance premiums	(1,874)	(5,762)	(3,766)
Movement in net unearned premium	337	(1,195)	(862)
Net premium earned	847	246	79
Change in insurance claims reserves	(558)	(241)	(79)
Net income on insurance contracts	289	5	-
Insurance underwriting commission	381	172	56
Insurance administrator commission	4,473	1,604	3,489
Total insurance income	5,143	1,781	3,545

There were no claims reported during the year ended December 31, 2021, or outstanding loss reserve relating to reported claims at December 31, 2021 and 2020.

10. Property and equipment

The table below sets forth the components of property and equipment at December 31, 2021 and 2020:

($ in thousands)	2021	2020
Leasehold improvements	2,620	2,600
Fixtures, fittings and equipment	3,024	2,787
Computer, hardware and software	287	287
Right of use asset (property leases)	15,163	15,209
Property and equipment	21,094	20,883
Accumulated depreciation	(8,025)	(5,658)
Property and equipment, net	13,069	15,225

11. Marketable securities

The table below sets forth the changes in marketable securities for the years ended December 31, 2021 and 2020:

($ in thousands)	2021	2020
At January 1	16,594	69,362
Purchase	569,885	3,172
Proceeds on disposal	(409,525)	(54,923)
Net realized gains/(losses) on disposal	(3,760)	(1,898)
Fair value movement	1,919	795
Change in accrued interest	274	(3)
Foreign exchange gain/(losses)	(51)	89
Balance at December 31	175,336	16,594

The table below sets forth the components of the total marketable securities income and bank interest for the years ended December 31, 2021, 2020 and 2019:

($ in thousands)	2021	2020	2019
Realized gains/(losses) (see above)	(3,760)	(1,898)	65
Fair value movement (see above)	1,919	795	(211)
Interest and dividend income	2,615	1,096	1,987
Bank interest income	1,091	387	4,835
Total marketable securities income and bank interest	1,865	380	6,676

Burford Capital Annual Report 2021    101

Notes to the consolidated financial statements

continued

12. Other assets

The table below sets forth the components of total other assets at December 31, 2021 and 2020:

($ in thousands)	2021	2020
Reinsurance assets	11,726	10,077
Prepayments	1,192	1,954
Tax receivable	2,161	10,100
Other receivables	20,094	12,240
Total other assets	35,173	34,371

13. Other liabilities

The table below sets forth the components of total other liabilities at December 31, 2021 and 2020:

($ in thousands)	2021	2020
Audit fees payable	3,372	2,333
General expenses payable	42,474	42,810
Payable for capital provision assets	-	256
Lease liabilities	11,896	13,520
Insurance liabilities	14,430	12,596
Long-term incentive compensation including accruals	41,270	38,232
Legacy asset recovery incentive compensation including accruals	12,615	-
Total other liabilities	126,057	109,747

The table below sets forth the changes in lease liabilities for the years ended December 31, 2021 and 2020:

($ in thousands)	2021	2020
At January 1	13,520	19,389
Disposals	-	(4,282)
Lease liabilities interest expense	864	1,252
Payments of lease liabilities during the year	(2,456)	(2,943)
Exchange differences	(32)	104
At December 31	11,896	13,520

14. Debt issued

The table below sets forth certain information with respect to the Group’s indebtedness outstanding at December 31, 2021 and 2020:

			Principal amount			Balance sheet (at amortized cost) at
			USD	Currently
			equivalent	outstanding	Currently
	Issuance	Maturity	face value at	(in local	outstanding
($ in thousands)	date	date	issuance	currency)	(in USD)*	2021	2020
Burford Capital PLC
£90,000,000 issued at 6.50% fixed rate	8/19/2014	8/19/2022	$143,176	£62,028	$83,595	$83,396	$117,082
£100,000,000 issued at 6.125% fixed rate	4/26/2016	10/26/2024	$144,020	£100,000	$134,770	$134,092	$135,561
£175,000,000 issued at 5.00% fixed rate	6/1/2017	12/1/2026	$225,803	£175,000	$235,848	$234,153	$236,794

Burford Capital Finance LLC
$180,000,000 issued at 6.125% fixed rate	2/12/2018	8/12/2025	$180,000	$180,000	$180,000	$178,728	$178,377

Burford Capital Global Finance LLC
$400,000,000 issued at 6.25% fixed rate callable notes	4/5/2021	4/15/2028	$400,000	$400,000	$400,000	$392,188	$-
Total debt						$1,022,557	$667,814
*	Converted using exchange rate at December 31, 2021 of 1.3477 USD/GBP.

Notes to the consolidated financial statements

continued

14. Debt issued continued

The following is a summary of the agreements governing the Group’s indebtedness outstanding at December 31, 2021 and 2020:

Trust Deed, dated as of August 19, 2014, by and among Burford Capital PLC, as issuer, Burford Capital Limited, Burford Capital Finance LLC and Burford Capital Global Finance LLC, as guarantor, and U.S. Bank Trustees Limited, as trustee

On August 19, 2014, Burford Capital PLC issued £90 million aggregate principal amount of 6.500% notes due 2022 (the “2022 Notes”) under a trust deed among Burford Capital PLC, as issuer, Burford Capital Limited, Burford Capital Finance LLC and Burford Capital Global Finance LLC, as guarantors, and U.S. Bank Trustees Limited, as trustee. The 2022 Notes (i) are unsecured, unsubordinated obligations of Burford Capital PLC, (ii) rank equally in right of payment with all other existing and future unsecured, unsubordinated indebtedness of Burford Capital PLC and (iii) are unconditionally guaranteed by Burford Capital Limited, Burford Capital Finance LLC and Burford Capital Global Finance LLC. If any subsidiary, other than certain excluded subsidiaries, of Burford Capital Limited has certain indebtedness which amounts to more than £2 million, such subsidiary shall provide a guarantee in respect of the 2022 Notes.

The 2022 Notes bear interest at a rate of 6.500% per annum, payable semiannually in arrears on February 19 and August 19 of each year. Burford Capital PLC may redeem the 2022 Notes, in whole, but not in part, at any time at the greater of (x) the principal amount and (y) an amount calculated by reference to the then-current yield of the UK 4.00% Treasury Gilt 2022 plus 1.0%, in each case, plus accrued and unpaid interest. Burford Capital PLC may redeem the 2022 Notes for certain tax reasons, in whole, but not in part, at any time at the principal amount, plus accrued and unpaid interest.

The trust deed relating to the 2022 Notes contains certain covenants, including (i) a restriction on the creation of any security interest by Burford Capital PLC, Burford Capital Limited, Burford Capital Finance LLC or Burford Capital Global Finance LLC with respect to their respective businesses, undertakings, assets or revenues to secure certain financial indebtedness unless the 2022 Notes are secured equally, subject to certain exemptions, and (ii) a requirement that Burford Capital Limited maintains a level of consolidated net debt that is less than 50% of the level of its tangible assets. The 2022 Notes are governed by English law.

At December 31, 2021, the Group was in compliance with the covenants set forth in the trust deed relating to the 2022 Notes.

Trust Deed, dated as of April 26, 2016, by and among Burford Capital PLC, as issuer, Burford Capital Limited, Burford Capital Finance LLC and Burford Capital Global Finance LLC, as guarantor, and U.S. Bank Trustees Limited, as trustee

On April 26, 2016, Burford Capital PLC issued £100 million aggregate principal amount of 6.125% notes due 2024 (the “2024 Notes”) under a trust deed among Burford Capital PLC, as issuer, Burford Capital Limited, Burford Capital Finance LLC and Burford Capital Global Finance LLC, as guarantors, and U.S. Bank Trustees Limited, as trustee. The 2024 Notes (i) are unsecured, unsubordinated obligations of Burford Capital PLC, (ii) rank equally in right of payment with all other existing and future unsecured, unsubordinated indebtedness of Burford Capital PLC and (iii) are unconditionally guaranteed by Burford Capital Limited, Burford Capital Finance LLC and Burford Capital Global Finance LLC. If any subsidiary, other than certain excluded subsidiaries, of Burford Capital Limited has certain indebtedness which amounts to more than £2 million, such subsidiary shall provide a guarantee in respect of the 2024 Notes.

The 2024 Notes bear interest at a rate of 6.125% per annum, payable semiannually in arrears on April 26 and October 26 of each year. Burford Capital PLC may redeem the 2024 Notes, in whole, but not in part, at any time at the greater of (x) the principal amount and (y) an amount calculated by reference to the then-current yield of the UK 2.75% Treasury Gilt 2024 plus 1.0%, in each case, plus accrued and unpaid interest. Burford Capital PLC may redeem the 2024 Notes for certain tax reasons, in whole, but not in part, at any time at the principal amount, plus accrued and unpaid interest.

The trust deed relating to the 2024 Notes contains certain covenants, including (i) a restriction on the creation of any security interest by Burford Capital PLC, Burford Capital Limited, Burford Capital Finance LLC, or Burford Capital Global Finance LLC with respect to their respective businesses, undertakings, assets or revenues to secure certain financial indebtedness unless the 2024 Notes are secured equally, subject to certain exemptions, and (ii) a requirement

Burford Capital Annual Report 2021    103

Notes to the consolidated financial statements

continued

14. Debt issued continued

that Burford Capital Limited maintains a level of consolidated net debt that is less than 50% of the level of its tangible assets. The 2024 Notes are governed by English law.

At December 31, 2021, the Group was in compliance with the covenants set forth in the trust deed relating to the 2024 Notes.

Trust Deed, dated as of June 1, 2017, by and among Burford Capital PLC, as issuer, Burford Capital Limited, Burford Capital Finance LLC and Burford Capital Global Finance LLC, as guarantor, and U.S. Bank Trustees Limited, as trustee

On June 1, 2017, Burford Capital PLC issued £175 million aggregate principal amount of 5.000% notes due 2026 (the “2026 Notes”) under a trust deed among Burford Capital PLC, as issuer, Burford Capital Limited, Burford Capital Finance LLC and Burford Capital Global Finance LLC, as guarantors, and U.S. Bank Trustees Limited, as trustee. The 2026 Notes (i) are unsecured, unsubordinated obligations of Burford Capital PLC, (ii) rank equally in right of payment with all other existing and future unsecured, unsubordinated indebtedness of Burford Capital PLC and (iii) are unconditionally guaranteed by Burford Capital Limited, Burford Capital Finance LLC and Burford Capital Global Finance LLC. If any subsidiary, other than certain excluded subsidiaries, of Burford Capital Limited has certain indebtedness which amounts to more than £2 million, such subsidiary shall provide a guarantee in respect of the 2026 Notes.

The 2026 Notes bear interest at a rate of 5.000% per annum, payable semiannually in arrears on December 1 and June 1 of each year. Burford Capital PLC may redeem the 2026 Notes, in whole, but not in part, at any time at the greater of (x) the principal amount and (y) an amount calculated by reference to the then-current yield of the UK 1.5% Treasury Gilt 2026 plus 1.0%, in each case, plus accrued and unpaid interest. Burford Capital PLC may redeem the 2026 Notes for certain tax reasons, in whole, but not in part, at any time at the principal amount, plus accrued and unpaid interest.

The trust deed relating to the 2026 Notes contains certain covenants, including (i) a restriction on the creation of any security interest by Burford Capital PLC, Burford Capital Limited, Burford Capital Finance LLC or Burford Capital Global Finance LLC with respect to their respective businesses, undertakings, assets or revenues to secure certain financial indebtedness unless the 2026 Notes are secured equally, subject to certain exemptions, and (ii) a requirement that Burford Capital Limited maintains a level of consolidated net debt that is less than 50% of the level of its tangible assets. The 2026 Notes are governed by English law.

At December 31, 2021, the Group was in compliance with the covenants set forth in the trust deed relating to the 2026 Notes.

Trust Deed, dated as of February 12, 2018, by and among Burford Capital Finance LLC, as issuer, Burford Capital Limited, Burford Capital PLC and Burford Capital Global Finance LLC, as guarantors, and U.S. Bank Trustees Limited, as trustee

On February 12, 2018, Burford Capital Finance LLC issued $180 million aggregate principal amount of 6.125% notes due 2025 (the “2025 Notes”) under a trust deed among Burford Capital Finance LLC, as issuer, Burford Capital Limited, Burford Capital PLC and Burford Capital Global Finance LLC, as guarantors, and U.S. Bank Trustees Limited, as trustee. The 2025 Notes (i) are unsecured, unsubordinated obligations of Burford Capital Finance LLC, (ii) rank equally in right of payment with all other existing and future unsecured, unsubordinated indebtedness of Burford Capital Finance LLC and (iii) are unconditionally guaranteed by Burford Capital Limited, Burford Capital PLC and Burford Capital Global Finance LLC. If any subsidiary, other than certain excluded subsidiaries, of Burford Capital Limited has certain indebtedness which amounts to more than £2 million, such subsidiary shall provide a guarantee in respect of the 2025 Notes.

The 2025 Notes bear interest at a rate of 6.125% per annum, payable semiannually in arrears on February 12 and August 12 of each year. Burford Capital Finance LLC may redeem the 2025 Notes for certain tax reasons, in whole, but not in part, at any time at the principal amount, plus accrued and unpaid interest.

The trust deed relating to the 2025 Notes contains certain covenants, including (i) a restriction on the creation of any security interest by Burford Capital Finance LLC, Burford Capital Limited, Burford Capital PLC or Burford Capital Global Finance LLC with respect to their respective businesses, undertakings, assets or revenues to secure certain financial indebtedness unless the 2025 Notes are secured equally, subject to certain exemptions, and (ii) a requirement that

104    Burford Capital Annual Report 2021

Notes to the consolidated financial statements

continued

14. Debt issued continued

Burford Capital Limited maintains a level of consolidated net debt that is less than 50% of the level of its tangible assets. The 2025 Notes are governed by English law.

At December 31, 2021, the Group was in compliance with the covenants set forth in the trust deed relating to the 2025 Notes.

Indenture, dated as of April 5, 2021, by and among Burford Capital Global Finance LLC, as issuer, Burford Capital Limited, as parent guarantor, the other guarantors party thereto from time to time and U.S. Bank Trust Company, National Association, as trustee

On April 5, 2021, Burford Capital Global Finance LLC issued $400 million aggregate principal amount of 6.250% senior notes due 2028 (the “2028 Notes”) under an indenture among Burford Capital Global Finance LLC, as issuer, Burford Capital Limited, as parent guarantor, the other guarantors party thereto from time to time and U.S. Bank Trust Company, National Association, as successor to U.S. Bank National Association, as trustee. The 2028 Notes (i) are senior unsecured obligations of Burford Capital Global Finance LLC, (ii) rank equal in right of payment with all existing and future unsecured indebtedness of Burford Capital Global Finance LLC that is not expressly subordinated in right of payment to the 2028 Notes and are senior in right of payment to all existing and future indebtedness of Burford Capital Global Finance LLC expressly subordinated in right of payment to the 2028 Notes and (iii) are fully and unconditionally guaranteed by Burford Capital Limited, as parent guarantor, and Burford Capital Finance LLC and Burford Capital PLC. Each restricted subsidiary of Burford Capital Limited (other than Burford Capital Global Finance LLC) that (i) incurs or guarantees any indebtedness under the notes outstanding at the issue date of the 2028 Notes or (ii) incurs other indebtedness for borrowed money or guarantees other indebtedness for borrowed money of Burford Capital Global Finance LLC or any guarantor in an aggregate principal amount in excess of $5 million, is required to guarantee the 2028 Notes.

The 2028 Notes bear interest at a rate of 6.250% per annum, payable semiannually in arrears on April 15 and October 15 of each year. Burford Capital Global Finance LLC may redeem some or all of the 2028 Notes on or after April 15, 2024, at the redemption prices set forth in the indenture relating to the 2028 Notes, plus accrued and unpaid interest. Burford Capital Global Finance LLC may redeem some or all of the 2028 Notes at any time before April 15, 2024, at a redemption price equal to 100% of the aggregate principal amount of the 2028 Notes redeemed, plus a make-whole premium and accrued and unpaid interest. In addition, prior to April 15, 2024, Burford Capital Global Finance LLC may redeem at its option up to 40% of the aggregate principal amount of the 2028 Notes with the proceeds of certain equity offerings at the redemption price set forth in the indenture relating to the 2028 Notes, provided that at least 50% of the aggregate principal amount of the 2028 Notes remains outstanding. Furthermore, Burford Capital Global Finance LLC will be required to make an offer to repurchase all of the 2028 Notes upon the occurrence of certain events constituting a change of control at a price equal to 101% of the principal amount of the 2028 Notes, plus accrued and unpaid interest. If Burford Capital Global Finance LLC sells certain assets and the net cash proceeds are not applied as permitted under the indenture relating to the 2028 Notes, Burford Capital Global Finance LLC may be required to use such proceeds to offer to purchase some of the 2028 Notes at 100% of the aggregate principal amount of the 2028 Notes repurchased, plus accrued and unpaid interest.

The indenture relating to the 2028 Notes contains certain customary covenants, including restrictions on the ability of Burford Capital Limited and its restricted subsidiaries to (i) incur or guarantee additional indebtedness, (ii) pay cash dividends or make other cash distributions in respect of, or repurchase or redeem, capital stock or make other restricted payments (including restricted investments), (iii) create or incur certain liens, (iv) merge or consolidate with

Burford Capital Annual Report 2021    105

Notes to the consolidated financial statements

continued

14. Debt issued continued

another company or sell all or substantially all of their assets and (v) enter into transactions with affiliates. The 2028 Notes are governed by the laws of the State of New York.

At December 31, 2021, the Group was in compliance with the covenants set forth in the indenture relating to the 2028 Notes.

The table below sets forth a summary of the changes in the outstanding indebtedness due to cash flows and non-cash changes for the years ended December 31, 2021 and 2020:

($ in thousands)
Debt issued	2021	2020
At January 1	677,370	665,342
Debt issued	400,000	-
Amortized debt issue costs	(8,742)	-
Interest expense	58,647	39,048
Interest paid	(51,270)	(37,890)
Foreign exchange (loss)/gain	(5,601)	15,834
Debt buyback	(33,929)	(4,964)
At period end	1,036,475	677,370
Split:
Debt issued	1,022,557	667,814
Debt interest payable	13,918	9,556
Total debt issued	1,036,475	677,370

The table below sets forth unamortized issuance costs of the outstanding indebtedness at December 31, 2021 and 2020:

($ in thousands)	2021	2020
6.5% due Aug 2022	199	515
6.125% due Oct 2024	678	929
6.125% due Aug 2025	1,272	1,623
5.0% due Dec 2026	1,695	2,063
6.25% due Apr 2028	7,812	-

The table below sets forth the components of total finance costs of the outstanding indebtedness for the years ended December 31, 2021, 2020 and 2019:

(S in thousands)	2021	2020	2019
Debt interest expense	56,454	37,814	37,528
Debt issue costs incurred as finance costs	2,193	1,234	1,219
Total finance costs	58,647	39,048	38,747

15. Goodwill and intangible asset

Goodwill arises on the acquisition of subsidiaries and represents the excess of the purchase consideration over the fair value of the Group’s share of the assets acquired and the liabilities assumed on the acquisition date. The Group’s goodwill primarily relates to the acquisition of BCIM Holdings LLC on December 14, 2016.

The tables below set forth the allocation of the carrying value of goodwill to each of the Group’s operating business segments at December 31, 2021 and 2020:

		Asset
		management
	Capital	and other	Other
($ in thousands)	provision	services	Corporate	Total
At January 1, 2021	107,991	25,020	1,021	134,032
Foreign exchange (losses)	-	-	(13)	(13)
At December 31, 2021	107,991	25,020	1,008	134,019

106    Burford Capital Annual Report 2021

Notes to the consolidated financial statements

continued

15. Goodwill and Intangible assets continued

		Asset
		management
	Capital	and other	Other
($ in thousands)	provision	services	Corporate	Total
At January 1, 2020	107,991	25,020	988	133,999
Foreign exchange gains	-	-	33	33
At December 31, 2020	107,991	25,020	1,021	134,032

At December 31, 2021 and 2020, management has determined there was no evidence of goodwill impairment.

In connection with the acquisition of BCIM Holdings LLC, the Group recorded an intangible asset of $39,666,000 representing an assessment, for accounting purposes, of the value of BCIM Holdings LLC’s future asset management income at the acquisition date. The intangible asset became fully amortized in 2020 and was being amortized in accordance with revenue generated from asset management income, therefore there is no amortization expense in 2021 (2020: $8,703,000; 2019: $9,495,000). There were no impairments of the intangible asset during the years ended December 31, 2021, 2020 and 2019.

16. Fair value of assets and liabilities

Valuation methodology

The table below sets forth the fair value of financial instruments grouped by the fair value level of hierarchy and techniques described in note 2 (Summary of significant accounting policies) at December 31, 2021:

($ in thousands)	Level 1	Level 2	Level 3	Total
Assets
Capital provision assets
Derivative financial instrument
Single case	-	-	617,088	617,088
Portfolio	-	-	1,618,963	1,618,963
Portfolio with equity risk	-	-	200,484	200,484
Legal risk management	-	-	2,550	2,550
Non-derivative/financial asset
Joint ventures and equity method investments	-	-	139,964	139,964
Other	-	-	2,083	2,083

Assets of consolidated investment companies
Complex strategies	-	-	12,855	12,855
Litigation finance (BOF-C)	-	-	306,478	306,478

Due from settlement			86,311	86,311

Marketable securities				-
Asset backed securities	-	56,285	-	56,285
Corporate bonds	-	84,003	-	84,003
Mutual funds	10,636	8,912	-	19,548
US treasuries & commercial paper	15,500	-	-	15,500
Total assets	26,136	149,200	2,986,776	3,162,112
Liabilities
Debt issued, at fair value*	648,754	422,872	-	1,071,626
Financial liabilities related to third-party interests in capital provision assets	-	-	398,595	398,595
Total liabilities	648,754	422,872	398,595	1,470,221
Net total	(622,618)	(273,672)	2,588,181	1,691,891
*	Debt issued is held at amortized cost in the consolidated financial statements, and the figures disclosed in the above tables represent the fair value equivalent amounts.

The Group has elected the fair value option for certain equity method investments, due from settlements of capital provision assets and financial liabilities relating to third-party interests in capital provision assets. Interest and dividend income on these assets are recognized as income when they are earned. There were no gains or losses recognized in other comprehensive income with respect to these assets and liabilities.

Burford Capital Annual Report 2021    107

Notes to the consolidated financial statements

continued

16. Fair value of assets and liabilities continued

The key risk and sensitivity across all of the capital provision assets relates to the underlying litigation associated with each case that is underwritten and financed. The sensitivity to this Level 3 input is therefore considered to be similar across the different types of capital provision assets and is expressed as a portfolio-wide stress.

The table below sets forth the components of the total assets and liabilities at each fair value level at December 31, 2020:

($ in thousands)	Level 1	Level 2		Level 3	Total
Assets
Capital provision assets
Derivative financial instrument
Single case	-	-		594,502	594,502
Portfolio	-	-		1,581,794	1,581,794
Legal risk management	-	-		2,213	2,213
Non-derivative/Financial asset
Joint ventures and equity method investments	-	-		130,557	130,557
Other	-	-		2,083	2,083

Assets of consolidated investment companies
Complex strategies	-	-		85,166	85,166
Litigation finance (BOF-C)	-	-		168,427	168,427

Due from settlement	-	-		30,708	30,708

Marketable securities
Corporate bonds	-	5,137		-	5,137
Mutual funds	11,457	-		-	11,457
Total assets	11,457	5,137		2,595,450	2,612,044
Liabilities
Debt issued, at fair value*	646,083	-		-	646,083
Financial liabilities for third-party interests in capital provision assets	-	-		400,660	400,660
Total liabilities	646,083	-	-	400,660	1,046,743
Net total	(634,626)	5,137		2,194,790	1,565,301
*	Debt issued is held at amortized cost in the consolidated financial statements, and the figures disclosed in the above tables represent the fair value equivalent amounts.

Movements in Level 3 fair value assets and liabilities

The table below sets forth the analysis of the movements in the level 3 financial assets and liabilities for the year ended December 31, 2021:

			Transfers				Foreign
	At January 1,	Transfers	between			Income for	exchange	At December 31,
($ in thousands)	2021	into level 3	types	Additions	Realizations	the period	gains/(losses)	2021
Single case	594,502	-	(2,727)	133,131	(206,573)	99,346	(591)	617,088
Portfolio	1,581,794	-	2,727	84,074	(59,070)	12,703	(3,265)	1,618,963
Legal risk management	2,213	-	-	156	-	375	(194)	2,550
Portfolio with equity risk	-	-	-	212,384	-	(11,900)	-	200,484
Joint ventures and equity method investments	130,557	-	-	19,327	(1,799)	2,742	(10,863)	139,964
Other	2,083	-	-	-	-	-	-	2,083
Complex strategies	85,166	-	-	-	(81,022)	8,711	-	12,855
Litigation finance (BOF-C)	168,427	-	-	224,893	(106,684)	19,842	-	306,478
Total capital provision assets	2,564,742	-	-	673,965	(455,148)	131,819	(14,913)	2,900,465
Due from settlement	30,708	-	-	455,148	(399,705)	160		86,311
Total level 3 assets	2,595,450	-	-	1,129,113	(854,853)	131,979	(14,913)	2,986,776
Financial liabilities for third-party interests in capital provision assets	400,660	-	-	-	(37)	(2,028)	-	398,595
Total level 3 liabilities	400,660	-	-	-	(37)	(2,028)	-	398,595

108    Burford Capital Annual Report 2021

Notes to the consolidated financial statements

continued

16. Fair value of assets and liabilities continued

The table below sets forth the analysis of the movements in the level 3 financial assets and liabilities for the year ended December 31, 2020:

			Transfers				Foreign
	At January 1,	Transfers	between			Income for	exchange	At December 31,
($ in thousands)	2020	into level 3	types	Additions	Realizations	the period	gains/(losses)	2020
Single case	412,167	-	47,597	125,463	(166,461)	172,405	3,331	594,502
Portfolio	1,469,926	-	38,531	89,119	(172,925)	154,134	3,009	1,581,794
Legal risk management	1,619	-	-	-	-	414	180	2,213
Asset recovery	86,128	-	(86,128)	-	-	-	-	-
Joint ventures and equity method investments	110,608	-	-	11,373	(1,314)	(824)	10,714	130,557
Other	2,083	-	-	-	-	-	-	2,083
Complex strategies	192,356	49,950	-	-	(173,049)	15,909	-	85,166
Litigation finance (BOF-C)	106,599	-	-	71,188	(19,663)	10,303	-	168,427
Total capital provision assets	2,381,486	49,950	-	297,143	(533,412)	352,341	17,234	2,564,742
Due from settlement	52,514	-	-	526,588	(548,593)	199	-	30,708
Total level 3 assets	2,434,000	49,950	-	823,731	(1,082,005)	352,540	17,234	2,595,450
Financial liabilities for third-party interests in capital provision assets	401,444	-	-	224	-	(1,008)	-	400,660
Total level 3 liabilities	401,444	-	-	224	-	(1,008)	-	400,660

There were no gains or losses recognized in other comprehensive income with respect to these assets and liabilities.

All transfers into and out of Level 3 are recognized as if they have taken place at the beginning of each reporting period. There were no transfers into Level 3 during the year ended December 31, 2021, and transfers into Level 3 during the year ended December 31, 2020, of $49,950,000 related to assets where the underlying asset no longer has a quoted price and becomes subject to the Group’s valuation methodology for Level 3 financial instruments as set forth in the accounting policies in note 2 (Summary of significant accounting policies).

Sensitivity of Level 3 valuations

For the vast majority of the Group’s legal finance assets, valuation relates to objective events in the litigation process. If there have been no objective events, the Group typically assesses the fair value of its legal finance assets to be equivalent to the cost of the assets in line with its valuation policy and the absence of an objective event impacting valuation assessment. The valuation policy assigns valuation changes in fixed ranges based on these objective events. The valuation policy discounts the impact of the objective events commensurate with the remaining litigation risk, including both the likelihood of a positive outcome and the time required to reach that outcome. Because the Group’s legal finance assets are typically relatively short in tenor (two to three years), no additional discounting explicitly for the time value of money is usually applied. Instead, the potential impact of timing is encompassed in the applicable value range. In a small number of instances, the Group has the benefit of a secondary sale of a portion of an asset. When that occurs, the market evidence is factored into the valuation process, and results on portfolios with multiple fair value factors are presented based on whether the portfolios are in an overall positive or negative fair value position. The more robust the market testing of value is, the more weight that is accorded to the market price.

The tables below set forth a stratification of the Group’s capital provision direct and indirect Level 3 assets into different categories of fair valuation factors (reflecting the objective litigation events) that underlie the valuation of those assets at December 31, 2021 and 2020:

At December 31, 2021

Burford Capital Annual Report 2021    109

Notes to the consolidated financial statements

continued

16. Fair value of assets and liabilities continued

		Positive fair value adjustments							Negative fair value adjustments
							Weighted							Weighted
		Total		Aggregate			average	(2)	Total		Aggregate			average
($ in thousands)	Unobservable	carrying		FV			FV		carrying		FV			FV
Asset fair valuation factors	inputs	value	Cost	adjustment	Range		adjustment %	(1)	value	Cost	adjustment	Range		adjustment %	(5)
Market transactions(4)	Litigation risk	1,160,354	57,128	1,103,225	NA	(3)	NA	(3)	-	-	-	NA	(3)	NA	(3)
Ruling or other objective pre-trial event	Litigation risk	161,718	103,059	58,659	30% to 50%		31%		6,742	10,783	(4,041)	-32% to 60%		(33)%
Trial court judgment or tribunal award	Litigation risk	78,938	41,879	37,059	50% to 60%		47%		669	1,505	(836)	-80% to -80%		0%
Appeal judgment	Litigation risk	24,776	16,620	8,156	17% to 80%		20%		-	-	-	-100% to -100%		0%
Settlements	Litigation risk	95,788	63,148	32,640	10% to 100%		43%		9,653	23,898	(14,245)	-9% to -170%		0%
Held at cost	Litigation risk	818,805	795,988	22,818	0%		NA***		1,018	5,954	(4,936)	0		NA	(3)
Portfolios with multiple FV factors(6)	Litigation risk	283,643	194,608	89,035	-100% to 80%		(53)%		7,248	14,282	(7,034)	-60% to -60%		0%
Priced at cost plus accrued interest	Litigation risk	-	-	-	0%		0%		12,855	11,156	1,699	0		NA	(3)
Discounted cash flow	Discount rate	-	-	-	0%		0%		235,212	250,797	(15,585)	12.9%		12.9%
Discounted cash flow	Resolution timing	-	-	-	0%		0%		-	-	-	9 to 69 months		38 months
Discounted cash flow	Conversion ratio	-	-	-	0%		0%		-	-	-	5.4		5.4
Other	Litigation risk	2,551	-	2,551	-100% to 80%		100%		495	3,280	(2,785)	-100% to -100%		0%
Total capital provision assets		2,626,573	1,272,430	1,354,143					273,892	321,655	(47,763)
Due from settlement:
Held at cost		86,311	-	86,311
Total level 3 assets		2,712,884	1,272,430	1,440,454					273,892	321,655	(47,763)
(1)	As percentage of expected recovery above cost.
(2)	Weighted by fair value of asset.
(3)	Not valued based on a percentage of expected recovery.
(4)	Although market transactions are a significant input into the valuation of these assets, the nature of these market transactions and the influence of other factors on valuation causes these assets to be characterized as Level 3 rather than Levels 1 or 2.
(5)	As percentage of cost.
(6)	Portfolios where the underlying cases have multiple FV factors: If a portfolio’s cases have only one FV factor, the portfolio is categorized with that factor. FV adjustment statistics for portfolios represent the weighted average, maximum and minimum adjustments for the underlying cases in those portfolios.
(7)	Weighted by cost of asset.

($ in thousands)
Total capital provision level 3 assets	Carrying value	Cost	Unrealized gain
Capital provision-direct	2,887,610	1,582,929	1,304,681
Capital provision-indirect	12,855	11,156	1,699
Total capital provision	2,900,465	1,594,085	1,306,380

110    Burford Capital Annual Report 2021

Notes to the consolidated financial statements

continued

16. Fair value of assets and liabilities continued

At December 31, 2020

		Positive fair value adjustments							Negative fair value adjustments
							Weighted						Weighted
		Total		Aggregate			average (2)	Total		Aggregate			average (7)
($ in thousands)	Unobservable	carrying		FV			FV	carrying		FV			FV
Asset fair valuation factors	inputs	value	Cost	adjustment	Range		adjustment % (1)	value	Cost	adjustment	Range		adjustment % (5)
Market transactions(4)	Litigation risk	1,159,533	47,988	1,111,545	NA	(3)	NA*** (3)	-	-	-	NA	(3)	NA (3)
Ruling or other objective pre-trial event	Litigation risk	227,252	148,840	78,412	0%-50%	%	33%	6,413	10,198	(3,785)	-32% to -60%		(37)%
Trial court judgment or tribunal award	Litigation risk	67,252	35,910	31,342	35%-60%	%	50%	196	980	(784)	-80% to -80%		(80)%
Appeal judgment	Litigation risk	32,148	21,242	10,906	20%-80%	%	37%	500	1,000	(500)	(50)%		(50)%
Settlements	Litigation risk	88,827	64,091	24,736	11%-80%	%	40%	12,000	29,875	(17,875)	-9% to -70%		(62)%
Held at cost	Litigation risk	580,190	580,190	-	NA	(3)	NA (3)	-	-	-	NA	(3)	NA (3)
Portfolios with multiple FV factors(6)	Litigation risk	296,405	202,832	93,573	-100%-60%	%	36%	6,152	13,186	(7,034)	(60)%		(60)%
Priced at cost plus accrued interest	Litigation risk	72,038	60,991	11,047	NA	(3)	NA (3)	13,128	14,826	(1,698)	NA	(3)	NA (3)
Other	Litigation risk	2,213	-	2,213	100%-100%	%	100%	495	3,280	(2,785)	(85)%		(85)%
Total capital provision assets		$2,525,858	$1,162,084	$1,363,774				$38,884	73,345	(34,461)
Due from settlement:
Held at cost		30,708	-	30,708				-	-	-
Total level 3 assets		$2,556,566	$1,162,084	$1,394,482				38,884	73,345	(34,461)
(1)	As percentage of expected recovery above cost.
(2)	Weighted by fair value of asset.
(3)	Not valued based on a percentage of expected recovery.
(4)	Although market transactions are a significant input into the valuation of these assets, the nature of these market transactions and the influence of other factors on valuation causes these assets to be characterized as Level 3 rather than Levels 1 or 2.
(5)	As percentage of cost.
(6)	Portfolios where the underlying cases have multiple FV factors: If a portfolio’s cases have only one FV factor, the portfolio is categorized with that factor. FV adjustment statistics for portfolios represent the weighted average, maximum and minimum adjustments for the underlying cases in those portfolios.
(7)	Weighted by cost of asset.

($ in thousands)
Total capital provision level 3 assets	Carrying value	Cost	Unrealized gain
Capital provision-direct	2,479,576	1,159,612	1,319,964
Capital provision-indirect	85,166	75,817	9,349
Total capital provision	2,564,742	1,235,429	1,329,313

Following origination, the Group engages in a review of each capital provision asset’s fair value in connection with the preparation of the consolidated financial statements. At December 31, 2021, should the value of those instruments have been 10% higher or lower than provided for in the Group’s fair value estimation, while all other variables remained constant, the Group’s income and net assets would have increased and decreased respectively by $258,818,000 (2020: $219,479,000). The sensitivity impact has been provided on a pre-tax basis on both income and net assets as the Group considers the fluctuation in the Group’s effective tax rate from period to period could indicate changes in sensitivity not driven by the valuation that are difficult to follow and detract from the comparability of this information.

Reasonably possible alternative assumptions

The determination of fair value for capital provision assets, derivative financial liabilities and asset subparticipations involves significant judgments and estimates. While the potential range of outcomes for the assets is wide, the Group’s fair value estimation is its best assessment of the current fair value of each asset. Such estimate is inherently subjective, being based largely on an assessment of how individual events have changed the possible outcomes of the asset and their relative probabilities and hence the extent to which the fair value has altered. The aggregate of the fair values selected falls within a wide range of reasonably possible estimates. In the Group’s opinion, there is no useful alternative valuation that would better quantify the market risk inherent in the portfolio and there are no inputs or variables to which the values of the assets are correlated.

Burford Capital Annual Report 2021    111

Notes to the consolidated financial statements

continued

17. Variable interest entities

Consolidated VIEs

Pursuant to US GAAP consolidation guidance, the Group consolidates certain VIEs for which it is considered the primary beneficiary, either directly or indirectly, through a consolidated entity or affiliate. See note 2 (“Summary of significant accounting policies—Consolidation”) for additional information with respect to the Group’s consolidation.

Consolidated VIEs include entities relating to the Group’s investment funds (BOF-C, Strategic Value and the Burford Advantage Fund), investment vehicles for sale and resale of the participation interests (Colorado) and acquisition of interests in secured promissory notes (Forest Hills Investments LLC).

The purpose of the investment funds is to provide strategy specific investment opportunities for investors in exchange for management and performance-based fees. The investment strategies of the funds differ by product, but the fundamental risks are similar, including loss of invested capital and loss of management and performance-based fees.

Colorado is an exempted company established to receive a portion of the Group’s interest in the YPF-related Petersen claims and provide a vehicle for the sale and resale of the participation interests.

The Group, together with BCIM Partners III, LP and BCIM Credit Opportunities LP acquired interest in certain secured promissory notes through Forest Hills Investments LLC. The secured promissory notes are legal finance investments with proceeds payable out of two underlying litigation matters. This structure provides for the sharing of the economics, interest payments and settlement cash flows among the Group, BCIM Partners III, LP and BCIM Credit Opportunities LP.

In prior periods, consolidated VIEs also included certain “carry pools” entities that were governed by a partnership agreement between the Company as the general partner and certain employees of the Group as limited partners. Limited partners were invited to join the partnership to acquire an interest in a portion of potential realized profits from qualifying capital provision assets held by the Group. The “carry pools” program was terminated during the year ended December 31, 2021, and replaced with the “phantom carry pool” program that no longer requires the use of a separate legal entity.

The Group provides revolving credit facilities to certain managed funds for capital calls as required. These revolving credit facilities are entirely discretionary insofar as the Group is not obligated to provide funding under the revolving credit facilities. There was no amount outstanding under the revolving credit facilities at December 31, 2021 and 2020, respectively.

The table below sets forth assets and liabilities of the consolidated VIEs at December 31, 2021 and 2020:

($ in thousands)	2021	2020
Total assets	887,719	776,289
Total liabilities	(5,199)	(16,971)

The table below sets forth the income, proceeds, funding and cash balances of the consolidated VIEs at December 31, 2021, 2020 and 2019:

($ in thousands)	2021	2020	2019
Total income	13,167	609	123,859
Cash flows:
Proceeds	(139,825)	(32,943)	9,220
Funding	224,893	20,557	165,864
Cash balance	40,547	2,101	10,008
Restricted cash	-	-	95,226

The Group provides revolving credit facilities to certain managed funds for capital calls as required. These revolving credit facilities are entirely discretionary insofar as the Group is not obligated to provide funding under the revolving credit facilities. There was no amount outstanding under the revolving credit facilities at December 31, 2021 and 2020, respectively.

Unconsolidated VIEs

The Group’s maximum exposure to loss from the unconsolidated VIEs is the sum of capital provision assets, fee receivables, accrued income and loans to the unconsolidated VIEs and was $22,733,000 at December 31, 2021 (2020: $23,845,000).

112    Burford Capital Annual Report 2021

Notes to the consolidated financial statements

continued

17. Variable interest entities continued

The table below sets forth the Group’s maximum exposure to loss due to its involvement with the unconsolidated VIEs at December 31, 2021 and 2020:

($ in thousands)	2021	2020
Total on balance sheet exposure	16,355	14,910
Off-balance sheet - undrawn commitments	6,378	8,935
Maximum exposure to loss	22,733	23,845

18. Joint ventures and associate investments

The Group holds certain of its capital provision assets through joint ventures that are accounted for at fair value through profit or loss. See note 16 (“Fair value of assets and liabilities”) for additional information with respect to the Group’s valuation of its capital provision assets. The total fair value of the Group’s interest in such joint ventures was $137,583,000 at December 31, 2021 (2020: $127,397,000) and was included in capital provision assets in the consolidated statement of financial position. The total fair value of the Group’s interest in companies with associate investments was $2,380,000 at December 31, 2021 (2020: $3,160,000) and was included in capital provision assets in the consolidated statement of financial position. None of these joint ventures or equity method investments is individually material to the Group, and there are no significant restrictions on the ability of the joint ventures to make cash distributions or repayment of advances to the Group.

At December 31, 2021, the Group’s share of commitments for these joint ventures and associate investments was $84,590,000 and $16,402,000, respectively (2020: $116,029,000 and $16,242,000, respectively), and was included in the commitment amounts relating to asset agreements. See note 22 (“Financial commitments and contingent liabilities”) for additional information with respect to the Group’s commitments and contingencies.

19. Shareholders’ equity

Shareholder rights and dividends

All of the Company’s issued and outstanding ordinary shares are fully paid. Holders of the Company’s ordinary shares do not have conversion or redemption rights. There are no provisions in the Company’s memorandum of incorporation or articles of incorporation discriminating against a shareholder as a result of such shareholder’s ownership of a particular number of the Company’s ordinary shares.

Each holder of the Company’s ordinary shares who is present in person (including any corporation by its duly authorized representative) or by proxy at a general meeting will have one vote on a show of hands and, on a poll, if present in person or by proxy, will have one vote for every ordinary share held by such holder. Ordinary resolutions require approval by a simple majority of the votes at a general meeting at which a quorum is present.

The Board may provide for classes of shares other than ordinary shares, including series of preferred shares. If any preferred shares are issued, the rights, preferences and privileges of the Company’s ordinary shares will be subject to, and may be adversely affected by, the rights of holders of the Company’s preferred shares.

The rights attached to any class of shares may be varied only with the consent in writing of the holders of a majority of the issued shares of such class or with the sanction of an ordinary resolution passed by a majority of the votes cast at a separate meeting of the holders of the shares of such class.

If the Company is liquidated, the liquidator may, with the authority of a special resolution, divide among the shareholders, in the form specified, the whole or any part of the Company’s assets. For such purpose, the liquidator may set the value of any assets and determine how the division will be carried out between the shareholders or different classes of shareholders.

The Company's memorandum of incorporation and articles of incorporation do not impose limitations on the rights of persons to own the Company's securities, including rights of non-resident or foreign shareholders to hold or exercise voting rights with respect to the Company’s securities.

Burford Capital Annual Report 2021    113

Notes to the consolidated financial statements

continued

19. Shareholders’ equity continued

There are no provisions in the Company’s memorandum of incorporation or articles of incorporation that would have the effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company or any of its subsidiaries.

Dividends

Dividends on the Company’s issued and outstanding ordinary shares are payable at the discretion of the Board. Each year, once the prior year’s results of operation are known, the Board reviews the Company’s profits, cash generation and cash needs and recommends a dividend level to shareholders for consideration at the Company’s annual general meeting. The Company may declare dividends by ordinary resolution at a general meeting in accordance with the respective rights of any class of shares. No dividend may exceed the amount recommended by the Board. Subject to the provisions of the Guernsey Companies Law, the Board may, if it thinks fit, from time to time pay interim dividends if it appears to the Board they are justified by the assets of the Company. Subject to rights which may attach to any other class of shares, holders of the Company’s ordinary shares are entitled to receive ratably all dividends, if any, that are declared. Dividends may be paid in any currency that the Board determines. The declaration and payment of dividends and distributions, if any, is subject to the discretion of the Board and the requirements of Guernsey law (including, among others, satisfaction of a statutory solvency test). The timing and amount of any dividends or distributions declared depends on, among others, the Company’s cash flows from operations and available liquidity, its earnings and financial position and any applicable contractual restrictions. Any dividend that has not been claimed after a period of 12 years from the date it became due for payment will, if the Board so resolves, be forfeited.

The table below sets forth dividends for the years ended December 31, 2021, 2020 and 2019:

	2021		Record date	2020		Record date	2019		Record date
Interim dividend	6.25	¢	November 12, 2021	-			4.17	¢	November 15, 2019
Final dividend	6.25	¢	May 27, 2022	12.50	¢	May 28, 2021	-
Total dividend	12.50	¢		12.50	¢		4.17	¢

Employee benefit trust

The Burford Capital Limited Employee Benefit Trust was established to assist in the Group’s administration of the LTIP. While the Group does not have legal ownership of the Burford Capital Limited Employee Benefit Trust and the Group’s ability to influence the actions of the Burford Capital Limited Employee Benefit Trust is limited by the trust deed, the Burford Capital Limited Employee Benefit Trust is treated as being controlled by the Group for accounting purposes and, therefore, is consolidated. Shares held in the Burford Capital Limited Employee Benefit Trust at the period end are included in issued shares.

Contingent share capital

The acquisition of BCIM Holdings LLC in December 2016 included $15,000,000 of contingent equity consideration. In calculating the fair value of the contingent equity consideration, a discount of 10% was applied for non-performance risk, hence the contingent equity consideration was valued at $13,500,000 at the acquisition date. 2,461,682 ordinary shares will be issued after BCIM Holdings LLC’s investment funds contribute more than $100 million in performance fee income (and, in certain instances, fee income from new funds or other capital provision income) to the Group. If the $100 million income target is not achieved, no contingent equity consideration will be payable.

20. Share-based compensation

In 2016, shareholders approved the LTIP, which was amended and extended by shareholder approval on May 13, 2020. The LTIP creates alignment between participants in the LTIP and public shareholders and creates a long-term retention vehicle. All of the Group’s employees may be granted awards under the LTIP, and the Group typically makes an initial LTIP grant to each new employee and periodic grants thereafter.

The LTIP is administered by the Compensation Committee of the Board. The Compensation Committee has discretion to select plan participants, determine the type and the number of awards and set the performance targets or adjust them in certain circumstances; provided that, in the period from 2016 to 2030, awards may not be granted under the LTIP if such grant would cause the number of shares that could be issued under the LTIP or any other share plan adopted by

114    Burford Capital Annual Report 2021

Notes to the consolidated financial statements

continued

20. Share-based compensation continued

the Group to exceed 10% of the Company’s issued ordinary share capital at the proposed date of grant. The satisfaction of awards through the purchase of shares on the open market will be treated as an issuance of ordinary shares for the purposes of the above limit for so long as institutional shareholder guidelines recommend this. If awards are satisfied through a transfer of existing ordinary shares, the percentage limit stated above will not apply.

Awards under the LTIP are typically conditional share awards, which entitle participants to the right to acquire or receive shares for no or only a nominal payment or as phantom awards for tax and legal purposes. Vesting of awards is subject to satisfaction of service-based conditions, requiring that the participant remains employed by the Group at the time of vesting, and may also require satisfaction of performance-based conditions set by the Compensation Committee at the time of grant and including total shareholder return over a three to five year period. The LTIP awards granted in 2020 and prior years included both service- and performance-based conditions. Beginning in 2021, the LTIP awards have continued to have service-based conditions while at least 50% of the awards granted to the employees who are part of the Company’s senior management must also have a performance-based condition. Awards generally cliff vest three years from the grant date, and each performance-based condition is measured over the three financial years beginning with the financial year in which the award was granted.

In the event of a participant’s termination of employment for any reason prior to vesting, other than death, disability or, in certain circumstances, at the discretion of the Compensation Committee (i.e., good leavers), all outstanding awards will be forfeited. In the event of the participant’s death, disability or, in certain circumstances, at the discretion of the Compensation Committee, outstanding awards will continue to vest until the end of the performance period and will be prorated based on the number of full months the participant was employed during the performance period. In special circumstances, the Compensation Committee has the discretion to accelerate vesting of the awards or alter proration or performance targets for outstanding awards.

Awards granted under the LTIP are subject to clawback provisions for up to five years from the vesting date in the following circumstances: (i) a material financial misstatement or miscalculation of the Group’s audited financial statements; (ii) the assessment of any performance-based condition on vesting which was based on error, misleading information or inaccurate assumptions; or (iii) the gross misconduct of a participant.

The Compensation Committee has the discretion, in relation to the performance-based conditions, to adjust the vesting level if it considers that the performance-based conditions would have been met to a greater or lesser extent at the end of the full performance period. The Compensation Committee also has the discretion to modify award proration if it considers that the contribution of the Company’s management team to the creation of shareholder value during the applicable performance or vesting period would not otherwise be properly recognized.

During the period since the LTIP’s inception, the Group has issued awards in respect of approximately 2.3% of the Company issued ordinary share capital and, at December 31, 2021, there was a total of approximately 5.1 million awards issued under the LTIP. Awards granted under the LTIP may be satisfied with new issue shares, a transfer of treasury shares or shares purchased on the open market. At December 31, 2021, approximately 17.8 million ordinary shares remained available for future grants under the LTIP through 2030.

The table below sets forth the LTIP activity for the years ended December 31, 2021 and 2020:

		Weighted-average
		grant date fair value
(Shares in thousands)	Shares	per share
Unvested awards at January 1, 2020	1,346	$13.97
Granted	1,715	$4.16
Earned/vested	(384)	$9.01
Forfeited	(21)	$14.68
Unvested awards at December 31, 2020	2,656	$8.35
Granted	1,895	$8.74
Earned/vested	(156)	$16.24
Forfeited	(301)	$12.22
Unvested awards at December 31, 2021	4,094	$7.94

The estimated grant date fair value of the LTIP awards granted during the year ended December 31, 2021 was $16,557,000 (2020: $7,132,000; 2019: $11,053,000). The weighted-average remaining contractual term of unvested

Burford Capital Annual Report 2021    115

Notes to the consolidated financial statements

Continued

20. Share-based compensation continued

LTIP awards was 1.7 years at December 31, 2021. At December 31, 2021, the compensation cost related to non-vested awards not yet recognized was $18,820,000 (2020: $13,151,000; 2019: $12,574,000)

For the years ended December 31, 2021, 2020 and 2019, the Group used the Monte-Carlo model to estimate the fair value of the LTIP awards granted during such periods.

The table below sets forth the fair values and key assumptions used for valuing the LTIP awards made during the years December 31, 2021, 2020 and 2019:

	2021	2020	2019
Dividend yield	0.48%	0.48%	1.00%
Expected volatility	54.70%	53.70%	40.80%
Risk-free interest rate	0.34%	(0.02)%	0.63%
Expected term of awards (years)	3.00	3.00	3.00
Weighted-average fair value ($)	8.74	4.16	15.85
Weighted-average share price ($)	9.10	6.37	16.78

The expected volatility reflects the assumption that the historical volatility over a period similar to the life of the LTIP awards is indicative of future trends, which may not necessarily be the actual outcome.

21. Earnings per ordinary share

The table below sets forth the computation for basic and diluted net income per ordinary share for the years ending December 31, 2021, 2020 and 2019:

($ in thousands, except share data)	2021	2020	2019
Net (loss)/income attributable to ordinary shares	(72,066)	165,115	180,962
Weighted-average shares outstanding:
Basic	219,049,877	218,919,822	218,649,877
Dilutive effect of share-based awards	649,582	-	412,122
Diluted	219,699,459	218,919,822	219,061,999
Net (loss)/income per share (in cents):
Basic	(33)	75	83
Diluted	(33)	75	83

22. Financial commitments and contingent liabilities

The table below sets forth the maturity profile of the Group’s financial liabilities based on contractual undiscounted payments at December 31, 2021:

							Total
	Less than 3	3 to 6	6 to 12	1 to 5	Greater than	No contractual	undiscounted
($ in thousands)	months	months	months	years	5 years	maturity date	cash outflows
Leases	601	601	1,207	8,057	4,393	-	14,859
Debt interest payable	8,229	22,524	30,753	196,754	37,500	-	295,760
Other liabilities	41,249	-	-	4,805	-	53,884	99,938
Debt issued	-	-	83,595	550,617	400,000	-	1,034,212
Financial liabilities related to third-party interests in capital provision assets	-	-	-	-	-	398,595	398,595

Commitments to financing arrangements

As a normal part of its business, the Group routinely enters into financing agreements that may require the Group to provide continuing funding over time, whereas other financing agreements provide for the immediate funding of the total commitment. The terms of the former type of financing agreements vary widely—e.g., in cases of discretionary commitments, the Group is not contractually obligated to advance capital and generally would not suffer adverse financial consequences from failing to do so and, therefore, has broad discretion as to each incremental funding of a continuing investment and, in cases of definitive commitments, the Group is contractually obligated to fund

116    Burford Capital Annual Report 2021

Notes to the consolidated financial statements

continued

22. Financial commitments and contingent liabilities continued

incremental capital and failure to do so would typically result in adverse contractual consequences (such as a dilution in our returns or the loss of our funded capital in a case).

The Group’s commitments are capped at a fixed amount in its financing agreements. At December 31, 2021, the Group had outstanding commitments of $1,404,524,000 (2020: $1,160,642,000). In addition, at December 31, 2021, the Group had $88,260,000 (2020: $93,970,000) of exposure to assets where the Group provided some form of legal risk arrangement pursuant to which the Group does not generally expect to deploy the full committed capital unless there is a failure of the claim, such as providing an indemnity for adverse legal costs (assuming the GBP to USD exchange rate of 1.3477 at December 31, 2021).

Leases

Leases consist primarily of the Group’s leased office space in (i) New York, New York, (ii) Chicago, Illinois, (iii) Washington, DC, (iv) London, United Kingdom, (v) Singapore, Singapore, (vi) Hong Kong, China and (vii) Sydney, Australia, which we have determined to be operating leases under US GAAP.

The table below sets forth right-of-use assets and lease liabilities at December 31, 2021 and 2020:

($ in thousands)	2021	2020
Right-of-use assets:
Property and equipment	10,948	12,386
Lease liabilities:
Other current liabilities	11,896	13,520

The table below sets forth the components of lease costs for the years ended December 31, 2021, 2020 and 2019:

Lease Cost	2021	2020	2019
Operating lease cost	$2,273	$3,005	$2,220
Net lease cost	$2,273	$3,005	$2,220

The table below sets forth future total lease payments and total lease liabilities under the operating leases at December 31, 2021:

($ in thousands)	Payments
2022	2,450
2023	2,181
2024	2,090
2025	1,735
2026	2,188
Thereafter	4,393
Total lease payments	15,037
Less: Interest	(3,141)
Total lease liability	11,896

The table below sets forth future operating cash flows from operating leases for the years ended December 31, 2021, 2020 and 2019:

($ in thousands)	2021	2020	2019
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$2,456	$2,943	$1,433

The table below sets forth weighted-average remaining lease term and weighted average discount rate for the operating leases at December 31, 2021 and 2020:

	2021	2020
Weighted-average remaining lease term (years)
Operating leases	7.1	7.9
Weighted-average discount rate
Operating leases	6.7%	6.7%

Burford Capital Annual Report 2021    117

Notes to the consolidated financial statements

continued

22. Financial commitments and contingent liabilities continued

Litigation

Given the nature of the Group’s business, the Group may from time to time receive claims against it or be subject to inbound litigation. Having considered the legal merits of any relevant claims or progressed litigation and having received relevant legal advice (including any legal advice from external advisers), the Group considers there to be no material contingent liability in respect of any such litigation requiring disclosure in the consolidated financial statements.

23. Related party transactions

The Group holds investments in associates and joint ventures. See note 18 (“Joint ventures and equity method investments”) for additional information with respect to the balances held with associates and joint ventures. During the year ended December 31, 2021, funding on the investments in associates and joint ventures was $19,327,000 (2020: $11,373,000).

24. Credit risk from financial instruments

The Group is exposed to credit risk in various asset structures (see note 2), most of which involve financing sums recoverable only out of successful capital provision assets with a concomitant risk of loss of invested cost. Upon becoming contractually entitled to proceeds, depending on the structure of the particular capital provision asset, the Group could be a creditor of, and subject to direct or indirect credit risk from, a claimant, a defendant and/or other parties, or a combination thereof. Moreover, the Group may be indirectly subject to credit risk to the extent a defendant does not pay a claimant immediately notwithstanding successful adjudication of a claim in the claimant’s favor. The Group’s credit risk is uncertain given that its entitlement pursuant to its assets is generally not established until a successful resolution of claims, and its potential credit risk is mitigated by the diversity of its counterparties and indirect creditors.

The Group is also exposed to credit risk in respect of the marketable securities and cash and cash equivalents. The credit risk of the cash and cash equivalents is mitigated as all cash is placed with reputable banks with a sound credit rating (A-2 or higher by S&P and P-2 or higher by Moody’s). Marketable securities principally consist of investment grade corporate bonds and asset-backed securities, as well as investment in investment funds and US treasuries.

In addition, the Group is exposed to credit risk from opponents in litigation insurance. The underwriting process includes an assessment of counterparty credit risk, and there is a large diversification of counterparties.

The maximum credit risk exposure represented by cash, cash equivalents, marketable securities, due from settlement of capital provision assets and capital provision assets is specified in the consolidated statements of financial position.

Further, the Group is exposed to credit risk on financial assets held at amortized cost and receivables in other assets. The maximum credit exposure for such amounts is the carrying value at December 31, 2021 of $22,255,000 (2020: $22,340,000). The Group reviews the lifetime expected credit loss based on historical collection performance, the specific provisions of any settlement agreement and a forward-looking assessment of macro-economic factors. Based on this review, the Group has not identified any material expected credit loss relating to the financial assets held at amortized cost except for as set out in note 6, the Group recognized $500,000 of impairment during the year ended December 31, 2021 (2020: $nil; 2019: $1,000,000).

The Group is not exposed to concentration of credit risk from a particular region or customer.

25. Subsequent events

There have been no significant subsequent events.

118    Burford Capital Annual Report 2021

Governance

Directors and senior management

Directors

We are managed by the Board, which consists of six directors. Given our SEC registration and NYSE listing, we assess director independence under the listing standards of the NYSE and the applicable rules and regulations of the SEC. The Board has determined that five of our directors (other than Mr. Bogart, our Chief Executive Officer) are independent under the listing standards of the NYSE and the applicable rules and regulations of the SEC.

There is no minimum or maximum number of directors required to be on the Board. Any person may be appointed or removed as director by an ordinary resolution. At each annual general meeting all of the directors retire from the Board and may, if willing to continue to act, be reappointed to the Board at such annual general meeting. If a director is not reappointed to the Board, such director retains office until another person is appointed in his or her place at such annual general meeting or, if no person is appointed, until the end of such annual general meeting. There is no age limit at which a director is required to retire from the Board.

Sir Peter Middleton, former chairman of the Board, retired from the Board at the annual general meeting in 2021, and Mr. Hugh Steven Wilson, former deputy chairman of the Board, was appointed as the chairman of the Board. Mr. Wilson is expected to serve as the chairman of the Board (if reelected) until the annual general meeting in 2024. In addition, Mr. Charles Nigel Kennedy Parkinson, another of our original directors and the chairman of the audit committee of the Board (the “Audit Committee”), is expected to serve as a member of the Board (if reelected) until the annual general meeting in 2023. We expect to nominate for election an additional director to the Board at the annual general meeting in 2022.

The table below sets forth the names, ages and positions of our directors at the date of this Annual Report:

Name	Age	Position
Hugh Steven Wilson*	74	Chairman
Christopher Bogart	56	Chief Executive Officer
Robert Gillespie	66	Non-Executive Director
Andrea Muller	62	Non-Executive Director
Charles Nigel Kennedy Parkinson	68	Non-Executive Director
John Sievwright	67	Non-Executive Director
*Appointed as the chairman of the Board at the annual general meeting in May 2021.

Hugh Steven Wilson, Chairman

Mr. Wilson spent more than 30 years at Latham & Watkins, one of the world’s largest law firms, where he was Global Co-Chair of the Mergers and Acquisitions Practice Group and chairman of both the National Litigation Department and the National Mergers and Acquisitions Litigation Practice. He then joined Tennenbaum Capital Partners, a US-based private investment business, as Managing Partner and served as the Chief Executive Officer of multiple registered investment funds managed by Tennenbaum Capital Partners. After his retirement, Mr. Wilson continued to serve as a Senior Adviser to Tennenbaum Capital Partners through its acquisition by BlackRock. Mr. Wilson has served as the chairman of the boards of directors and a director of numerous public and private companies. Mr. Wilson also serves as the chairman of Burford Capital Holdings (UK) Limited, one of our principal subsidiaries, to ensure non-executive oversight. Mr. Wilson holds a BA from Indiana University, a JD from the University of Chicago Law School and a Master of Laws degree from Harvard Law School. Mr. Wilson has served as a director on the Board since 2009.

Burford Capital Annual Report 2021    119

Governance

continued

Christopher Bogart, Chief Executive Officer

Before co-founding Burford, Mr. Bogart held numerous senior executive positions with Time Warner. As Executive Vice President and General Counsel of Time Warner Inc., he managed one of the largest legal functions in the world. He also served as Chief Executive Officer and one of four senior executives operating of Time Warner Cable Ventures, with $9 billion in revenue and 30,000 employees, and as Chief Executive Officer of Time Warner Entertainment Ventures. Mr. Bogart came to Time Warner from Cravath Swaine & Moore, where he was a litigator representing companies such as IBM, General Electric and Time Warner. He has also served as Chief Executive Officer of Glenavy Capital LLC, an international investment firm whose projects included Churchill Ventures, a publicly traded media and technology investment vehicle of which he also served as Chief Executive Officer, as well as the Glenavy Arbitration Investment Fund, a pioneering litigation finance vehicle. He began his professional career as an investment banker with what is now JPMorgan Chase. Mr. Bogart earned his law degree with distinction from the Faculty of Law of the University of Western Ontario, where he was the gold medalist. He clerked for the Chief Justice of Ontario. Mr. Bogart has been married to Ms. Elizabeth O’Connell, Burford’s Chief Strategy Officer, since 1992. Mr. Bogart has served as a director on the Board since May 2020.

Robert Gillespie, Non-Executive Director

Mr. Gillespie was most recently the Director General of the UK Takeover Panel. He had a lengthy career as an investment banker, spending more than 25 years at UBS and its predecessors in a range of senior positions, including Vice Chairman, Chief Executive Officer, EMEA and Joint Global Head of Investment Banking, while also serving on the Group Managing Board and the Management Committee for many years. Mr. Gillespie started his career as a Chartered Accountant at PwC. He is currently a director of NatWest Group plc (formerly known as Royal Bank of Scotland plc) and certain of its principal subsidiary companies, including NatWest Holdings Ltd. and Ulster Bank Ltd. He has previously served as a director of Citizens Financial Group and Ashurst, a law firm, and as the chairman of the board of directors of Boat Race Company Ltd., Somerset House Trust and the Council of Durham University, from which he graduated with a degree in economics. Mr. Gillespie has served as a director on the Board since May 2020.

Andrea Muller, Non-Executive Director

Ms. Muller was most recently an Executive Director and Global Head Institutional Business at Principal Global Investors, where she was previously Chief Executive Officer of Asia. Before that, Ms. Muller was a Managing Director and Head of Asia Pacific for Fitch Ratings and a Managing Director at UBS in both Singapore and Paris. She began her career at Shearman & Sterling, where she worked as a corporate lawyer in both New York and Paris. Ms. Muller has served as a senior advisor to Forward Risk and Intelligence LLC, a firm focused on corporate investigations, since April 2020 and has served as a non-executive director of Grantham, Mayo, Van Otterloo & Co since May 2021. Her law degree is from Georgetown University Law Center, where she served on the Law Review, as is her undergraduate degree (cum laude), from its School of Foreign Service. Ms. Muller also received a Masters in European Union Studies at the College of Europe in Bruges, Belgium. Ms. Muller has served as a director on the Board since December 2020.

Charles Nigel Kennedy Parkinson, Non-Executive Director

Mr. Parkinson is a director of a private Guernsey investment company, Mapeley Limited (owned by the Fortress Investment Group). Mr. Parkinson has served as a People’s Deputy in the States of Guernsey for all but three years since 2004. He was Treasury Minister from 2008 to 2012 and is a past President of both the Committee for Economic Development and the States Trading Supervisory Board. Mr. Parkinson was also a director of Bailiwick Investments Limited, which is quoted on The International Stock Exchange. Mr. Parkinson is a past partner and director of PKF (Guernsey) Limited, accountants and fiduciaries. Mr. Parkinson is also a qualified barrister and holds a Master’s degree in Law from Cambridge University. Mr. Parkinson has been called to the Bar in London and is a Fellow of the Institute of Chartered Accountants in England and Wales. Mr. Parkinson has served as a director on the Board since 2009.

120    Burford Capital Annual Report 2021

Governance

continued

John Sievwright, Non-Executive Director

Mr. Sievwright is the former Chief Operating Officer, International, of Merrill Lynch. Mr. Sievwright had a 20-year career with Merrill Lynch with a range of global leadership positions, including Chief Operating Officer, Global Markets and Investment Banking; President and Chief Operating Officer, Merrill Lynch Japan; and Head of Global Futures and Options (during which time he also served as the President of the Futures Industry Association). Prior to Merrill Lynch, Mr. Sievwright held finance and accounting functions at Bankers Trust and the Bank of Tokyo. He began his career as an auditor at Ernst & Young and qualified as a Chartered Accountant. He has an MA in accountancy and economics from the University of Aberdeen. Mr. Sievwright also serves as a trustee and chairman of the audit committee for a number of Aberdeen Standard Investments funds and as a non-executive director and the chairman of the risk committee of Revolut, a financial services company. Mr. Sievwright has previously served as the senior independent director and chairman of the audit and risk committee at ICAP plc (now NEX Group plc) and the senior independent director and chairman of the audit committee of FirstGroup plc. Mr. Sievwright has served as a director on the Board since May 2020.

Senior management

The table below sets forth the names, ages and positions of the members of the Management Committee at the date of this Annual Report:

Name	Age	Position
Craig Arnott	55	Deputy Chief Investment Officer
Christopher Bogart	56	Chief Executive Officer
Kenneth Brause*	57	Chief Financial Officer
Mark Klein	54	Chief Administrative Officer and General Counsel
Jonathan Molot	55	Chief Investment Officer
Elizabeth O’Connell	55	Chief Strategy Officer
David Perla	52	Co-Chief Operating Officer
Aviva Will	53	Co-Chief Operating Officer
* Mr. Kenneth Brause joined Burford as our Chief Financial Officer on May 3, 2021. Mr. Jim Kilman served as our Chief Financial Officer until Mr. Brause joined.

Craig Arnott, Deputy Chief Investment Officer

Prior to joining Burford in August 2016, Mr. Arnott was a barrister at Sixth Floor Selborne and Wentworth Chambers in Sydney. Previously, he was a Partner and Head of Competition/Antitrust Law in London at the international law firm Fried Frank. During his time at Fried Frank, Mr. Arnott oversaw many significant transactions, serving as counsel to the pharmaceuticals company Merck in its acquisition of Schering-Plough and as European Counsel to Delta & Pine Land in its acquisition by The Monsanto Company. Before his time at Fried Frank, Mr. Arnott worked at Cravath Swaine & Moore in New York, Gilbert + Tobin in Sydney and Ashurst in London. Mr. Arnott earned his BCL and DPhil from the University of Oxford, where he is an alumnus of Balliol College and a Rhodes Scholar. He graduated from the University of Queensland with First Class Honours in both his Law and Arts degrees, with the University Medals in both. He clerked for the Honorable W. Pincus of the Federal Court of Australia.

See “—Directors” for biographical information relating to Christopher Bogart, our Chief Executive Officer.

Burford Capital Annual Report 2021    121

Governance

continued

Kenneth Brause, Chief Financial Officer

Prior to joining Burford in May 2021, Mr. Brause was Chief Financial Officer of NYSE-listed OnDeck Capital (ONDK). He previously served as Executive Vice President and Treasurer of CIT Group and CIT Bank with responsibility for all areas of CIT’s Treasury function, including funding and liquidity, investments, balance sheet management and capital management. After beginning his career at Booz, Allen & Hamilton, he spent over 30 years in the financial services industry with leadership positions and senior finance roles at Bank of New York (now BNY Mellon), Horizon Blue Cross Blue Shield, American General (now AIG) and Bankers Trust (now Deutsche Bank). Mr. Brause received his MBA in Finance and Accounting from the University of Chicago Graduate School of Business (now known as the Booth School of Business) and his BS of Economics in Finance and Management from The Wharton School of the University of Pennsylvania.

Mark Klein, Chief Administrative Officer and General Counsel

Prior to joining Burford in September 2017, Mr. Klein spent 13 years at UBS in a wide range of corporate roles, including as Managing Director and General Counsel of its infrastructure and private equity business. Most recently, he was a General Counsel and Chief Compliance Officer at Marketfield Asset Management, a large US-registered investment adviser. Prior to that, Mr. Klein was General Counsel and Chief Compliance Officer at NewGlobe Capital, a registered investment adviser. Mr. Klein began his career at Weil, Gotshal & Manges. Mr. Klein earned his JD from New York University School of Law.

Jonathan Molot, Chief Investment Officer

Prior to co-founding Burford in October 2009, Mr. Molot founded Litigation Risk Solutions, a business that assisted hedge funds, private equity funds, investment banks, insurance companies and insurance brokers to develop litigation risk transfers where lawsuits threaten to interfere with M&A and private equity deals. In addition to his role at Burford, Mr. Molot is a Professor of Law at Georgetown University. Mr. Molot has also taught courses on litigation risk management and finance at Harvard Law School, Georgetown University Law Center and George Washington University Law School. Mr. Molot served as counsel to the economic policy team on the Obama-Biden Presidential Transition Team and as senior advisor in the Department of the Treasury at the start of the Obama Administration. He practiced law at Cleary Gottlieb in New York and at Kellogg Hansen in Washington, D.C. Mr. Molot earned his BA magna cum laude from Yale College and his JD magna cum laude from Harvard Law School, where he was Articles Co-Chair of the Harvard Law Review and won the Sears Prize, awarded to the two top-performing students in a class of over 500. He clerked for US Supreme Court Justice Stephen Breyer.

Elizabeth O’Connell CFA, Chief Strategy Officer

One of Burford’s founders, Ms. O’Connell assumed the role of Chief Strategy Officer in August 2019, having previously served as Chief Financial Officer and as a Managing Director responsible for overseeing the company’s finance function and investor relations. Prior to founding Burford, Ms. O’Connell was a Managing Director and Chief Financial Officer of Glenavy Capital, an international investment firm and a founding shareholder of Burford. Ms. O’Connell was also Chief Financial Officer of Churchill Ventures Limited, a technology and media company listed on the American Stock Exchange. Earlier in her career, Ms. O’Connell was a senior Equity Syndicate Director at Credit Suisse. Before that, she spent the bulk of her investment banking career at Salomon Brothers (later Citigroup). She began her finance career in foreign exchange sales at Bank of America. Ms. O’Connell is a Chartered Financial Analyst. Ms. O’Connell earned her MBA in finance from the University of Western Ontario Richard Ivey School of Business and her BA from the University of Western Ontario. Ms. O’Connell has been married to Christopher Bogart, Burford’s Chief Executive Officer, since 1992.

122    Burford Capital Annual Report 2021

Governance

continued

David Perla, Co-Chief Operating Officer

Prior to joining Burford in May 2018, Mr. Perla served as President of Bloomberg BNA Legal Division/Bloomberg Law, where he oversaw Bloomberg BNA’s legal and related products, including its flagship Bloomberg Law enterprise legal news, information and tools platform. Previously, Mr. Perla co-founded and was co-Chief Executive Officer and a director of Pangea3, the top-ranked global legal process outsourcing provider. Pangea3 was acquired by Thomson Reuters in 2010 and grew to over 1,000 employees globally under Mr. Perla’s leadership. Before launching Pangea3, he was Vice President of Business & Legal Affairs for Monster.com. Mr. Perla began his career in the New York office of Katten Muchin. Mr. Perla earned both his BA and JD degrees from the University of Pennsylvania.

Aviva Will, Co-Chief Operating Officer

Prior to joining Burford in March 2010, Ms. Will was a senior litigation manager and Assistant General Counsel at Time Warner Inc., where she managed a portfolio of significant antitrust, intellectual property and complex commercial litigation. She was also the company’s Chief Antitrust and Regulatory Counsel, advising senior management on antitrust risk and overseeing all government antitrust investigations and merger clearances worldwide. Ms. Will also served as the Assistant Secretary for the company, managing corporate compliance and governance for the company and the board of directors. Prior to joining Time Warner Inc., Ms. Will was a senior litigator at Cravath, Swaine & Moore. Ms. Will earned her JD cum laude from Fordham University School of Law, where she was the Writing & Research Editor of the Fordham Law Review and a member of the Order of the Coif. She earned her BA from Columbia University. She clerked for the Honorable Stewart G. Pollock on the New Jersey Supreme Court.

Corporate governance

Policies

We have adopted the Finance Sector Code of Corporate Governance issued by the Guernsey Financial Services Commission, as amended from time to time (the “Guernsey Code of Corporate Governance”), and our compliance has been the subject of regular reporting to, and oversight by, the Board.

Other than during the Covid-19 pandemic, the Board holds an in-person meeting every quarter during which it reviews thoroughly all aspects of the businesses’ strategy and performance. The directors spend at least one evening and one full day together for each meeting of the Board. During the year ended December 31, 2021, the Board held three of its quarterly meetings virtually as a result of the Covid-19 pandemic and held one of its quarterly meetings in person. All directors attended every meeting of the Board for which they were eligible. Our Chief Executive Officer and our Chief Investment Officer participated in the entirety of each meeting of the Board (other than the closed session discussed below), joined as appropriate by other members of senior management. The Board reviews its performance and director compensation annually and regularly discusses succession planning and management oversight. The Board meets in closed session without management present at each of its meetings.

The Board also operates through three committees composed entirely of independent directors, the Audit Committee, the Compensation Committee and the Nominating and Governance Committee, all of which meet throughout the year as required. The Audit Committee plays an active role not only in overseeing the audit process and managing non-audit services to ensure the continued independence of the auditors, but also in addressing investment valuations, an area of key judgment for the business, and enterprise risk. The Compensation Committee reviews and approves compensation policy and the LTIP awards for all employees. The Nominating and Governance Committee reviews, and makes recommendations to the Board regarding, the composition of the Board and its committees and also oversees environmental, social and governance matters generally. In addition to chairing the Board, Mr. Wilson also chairs the board of directors of Burford Capital Holdings (UK) Limited, a significant subsidiary of Burford, to ensure non-executive oversight.

Our directors are experienced and collectively well-versed in the legislative and regulatory environment in which we operate. They are provided with relevant information in a timely manner (including a daily business update) and kept abreast of relevant information so that they can discharge their duties. The Board has overall responsibility for our governance, strategy, risk management and key policies and engages in robust scrutiny of the business and our investment portfolios. The Board regularly evaluates its own performance and discusses improvements to its structure and processes.

Burford Capital Annual Report 2021    123

Governance

continued

The Board is subject to our various integrity policies, including with respect to conflicts of interest, self-dealing and fiduciary duties.

At its quarterly meetings, the Board is presented with materials so it can meaningfully assess our performance, measure the impact of the businesses’ strategy and evaluate its position. We have a significant professional finance function that provides detailed management reporting and prepares financial statements pursuant to US GAAP. The Board is in regular contact with Ernst & Young LLP, our independent registered public accounting firm. The Board has ultimate responsibility for our objectives and business plans.

The Board maintains oversight of balance sheet risk by way of a comprehensive risk presentation at every quarterly meeting of the Board. The Board is also responsible for considering the impact of climate change on our business strategy and risk profile. We have a robust management team focused on risk, including a Chief Compliance Officer, a General Counsel and a number of other in-house lawyers. In addition, dozens of the businesses’ professional staff are lawyers, including many of the businesses’ most senior members of management.

The Board is responsible for overseeing timely and balanced disclosure and reporting pursuant to applicable obligations.

The Board’s general practice is to publicly disclose materials that are relevant to our performance whenever necessary or practical. The Board provides the annual general meeting as a forum for shareholders to exercise their rights as well as supervises a robust investor relations program.

Our adoption of the Guernsey Code of Corporate Governance is current at February 16, 2022, and is reviewed as part of our annual reporting process. There are no material departures from our obligations under the Guernsey Code of Corporate Governance.

Performance

The Board is responsible for our corporate governance. In order to progress our objectives, the Board meets regularly and is responsible for organizing and directing us in a way that promotes our success. The Board is provided with full and timely access to all relevant information.

The principal matters considered by the Board during the year ended December 31, 2021, included, among other things:

▪	Burford’s strategy, related key performance measures and annual budget
▪	Regular reports from our Chief Executive Officer
▪	Reviews and updates on Burford’s businesses and functions
▪	Reports and updates on the investment portfolio and specific investments
▪	Regular reports from the Board’s committees
▪	Compensation and retirement matters, including rewards
▪	Philosophy and strategy
▪	Reports of the Audit Committee on the process and deliberations related to the fair value of investments
▪	The annual report and accounts, the interim report and other ad hoc updates
▪	Capital management strategy, dividend policy and dividends
▪	Enterprise capability and individual succession plans
▪	Burford’s response to the Covid-19 pandemic

We have an established organizational structure with clearly defined lines of responsibility to, and delegation of authority by, the Board.

We have adopted a number of key documents related to our corporate governance, including:

▪	Audit Committee Charter

124    Burford Capital Annual Report 2021

Governance

continued

▪	Compensation Committee Charter
▪	Nominating and Governance Committee Charter

These documents and other important information on our governance are posted on our website and may be viewed at https://www.burfordcapital.com. Shareholders may direct their requests to the attention of our Investor Relations team at IR@burfordcapital.com. The information on, or that can be accessed through, our website is not incorporated by reference into, and does not form a part of, this Annual Report.

Committees of the Board

Audit Committee

At the date of this Annual Report, the Audit Committee is comprised of Charles Parkinson (chairman), Robert Gillespie, Andrea Muller and John Sievwright. The Board has determined that each member of the Audit Committee meets the definition of “independent director” for purposes of serving on an audit committee under the listing standards of the NYSE and the applicable rules and regulations of the SEC. Each member of the Audit Committee is financially literate, and the Board has determined that each of Messrs. Parkinson, Gillespie and Sievwright qualifies as an “audit committee financial expert”, as defined in the applicable rules and regulations of the SEC.

The Audit Committee is responsible for, among other things:

▪	Monitoring the integrity of our financial statements
▪	Reviewing the effectiveness of our internal controls and risk management systems and considering the management of enterprise risk
▪	Reviewing our arrangements for concerns to be raised, in confidence, about possible wrongdoing in financial reporting or other matters and reviewing our procedures for detecting fraud
▪	Reviewing and advising the Board on the need for an internal audit function as we and our business develop
▪	Overseeing the external audit process, including making recommendations relating to the appointment, re-appointment and removal of our external auditors, evaluation and approval of their remuneration and terms of engagement and assessing their independence and qualifications
▪	Developing and implementing a policy on the supply of non-audit services by the external auditor
▪	Meeting regularly with the external auditor, including at least once a year without senior management present, and review the findings of the audit
▪	Considering such other matters as may be requested by the Board

Compensation Committee

At the date of this Annual Report, the Compensation Committee is comprised of John Sievwright (chairman), Charles Parkinson and Hugh Steven Wilson. The Board has determined that each member of the Compensation Committee meets the definition of “independent director” for purposes of serving on a compensation committee under the listing standards of the NYSE and the applicable rules and regulations of the SEC. The Compensation Committee is responsible for, among other things:

▪	Determining and agreeing with the Board the remuneration for our Chief Executive Officer and our Chief Investment Officer and the framework or remuneration policy for other senior employees
▪	Within the terms of the agreed remuneration policy and in consultation with our Chief Executive Officer, determining the total individual remuneration package of each designated senior executive
▪	Approving the design of, and determining targets for, and performance-related pay structures and approving the total annual payments made under such structures
▪	Reviewing the design of all share incentive plans
▪	Determining the policy for, and scope of, any pension arrangements

Burford Capital Annual Report 2021    125

Governance

continued

▪	Overseeing succession planning for key positions in our senior management

Nominating and Governance Committee

At the date of this Annual Report, the Nominating and Governance Committee is comprised of Hugh Steven Wilson (chairman), Robert Gillespie and Andrea Muller. The Board has determined that each member of the Nominating and Governance Committee meets the definition of “independent director” for purposes of serving on a nominating and governance committee under the listing standards of the NYSE and the applicable rules and regulations of the SEC. The Nominating and Governance Committee is responsible for, among other things:

▪	Regularly reviewing the structure, size and composition of the Board and making recommendations to the Board with respect to any changes
▪	Identifying and nominating candidates for the approval of the Board to fill vacancies on the Board as and when they arise
▪	Formulating plans for succession for directors and senior management
▪	Assisting the Board in its oversight of our management in defining and implementing our strategy relating to environmental, social and governance matters
▪	Reviewing our leadership needs with a view to ensuring our continued ability to compete effectively in the marketplace

Code of ethics

In addition to our code of ethics that is part of our compliance manual, which is applicable to all of our employees, we have adopted the Ethical Conduct Code for Senior Financial Officers that imposes additional obligations on our principal executive officer, principal financial officer, principal accounting officer and persons performing similar functions. The Ethical Conduct Code for Senior Financial Officers is accessible on our website at https://www.burfordcapital.com. We intend to disclose on our website any amendments to, or waivers from, a provision of the Ethical Conduct Code for Senior Financial Officers to the extent required under the listing standards of the NYSE and the applicable rules and regulations of the SEC.

Exemptions from NYSE corporate governance rules

We are a “foreign private issuer” under the securities laws of the United States and the rules of the NYSE. Under the securities laws of the United States, “foreign private issuers” are subject to different disclosure requirements than US-domiciled registrants, as well as different financial reporting requirements. Subject to certain exceptions, the rules of the NYSE permit a “foreign private issuer” to follow its home country practice in lieu of the corporate governance requirements of the NYSE. We are not required to, and do not meet, the following NYSE corporate governance requirements: (i) the requirement for an annual performance evaluation of the Audit Committee and the Compensation Committee; (ii) the requirement to adopt and disclose corporate governance guidelines; and (iii) the requirement to have an internal audit function.

126    Burford Capital Annual Report 2021

Compensation

Director compensation

For the year ended December 31, 2021, our independent non-executive directors received cash fees and grants of our ordinary shares under the Burford Capital Limited 2021 Non-Employee Directors’ Share Plan (the “NED Plan”) for their service on the Board and the committees of the Board, with additional compensation for their service on the boards of directors of our subsidiaries. The cash fees are paid quarterly in arrears, prorated for any partial period, and converted into a director’s local currency at the exchange rate on the date of payment. The grants of our ordinary shares under the NED Plan were made on September 16, 2021. No director (other than Mr. Bogart) has an employment agreement or is entitled to any retirement benefits.

The table below sets forth the cash fees paid to each of our directors and our ordinary shares granted under the NED Plan as compensation for their service on the Board and the committees of the Board for the year ended December 31, 2021:

	Cash fees
Directors	(in US dollar thousands)[1]	Ordinary shares
Sir Peter Middleton[2,3]	79	—
Hugh Steven Wilson[3]	162	4,575[4]
Christopher Bogart[5]	—	—
Robert Gillespie	81	2,308[6]
Andrea Muller	81	2,288[4]
Charles Nigel Kennedy Parkinson[3]	94	2,308[6]
John Sievwright	81	2,308[6]
Total:	578	13,787
1.	Based on the average exchange rate of $1.3742 per GBP at December 31, 2021.
2.	Sir Peter Middleton retired from the Board during the year ended December 31, 2021, and, as a result, the fees reflect partial-year compensation.
3.	Includes fees for service on the boards of directors of our subsidiaries – Burford Capital Holdings (UK) Limited for Mr. Wilson and Sir Peter Middleton (until retirement) and Burford Worldwide Insurance Limited for Mr. Parkinson.
4.	Based on the average per share closing price on September 10, September 13 and September 14, 2021, on the NYSE of $10.93.
5.	Mr. Bogart does not receive compensation for his service on the Board in addition to his compensation as Burford’s Chief Executive Officer.
6.	Based on the average per share closing price on September 10, September 13 and September 14, 2021, on AIM of £7.83.

Senior management and employee compensation

Our compensation programs are designed to incentivize performance and retention. For many of our employees, the primary forms of compensation are base salaries and performance-based annual bonuses. The more senior an employee, the more his or her compensation reflects corporate performance. This compensation mix in part reflects the origins of our team members, who typically hail from law firms and financial firms that also use this compensation approach. Most of our employees also participate in the LTIP and the retirement plans. In addition, we offer certain employees, depending on function and compensation level, participation in our “carry pools” program and our deferred compensation plan as well as offer all eligible employees the ability to invest in our private investment funds on a fee-less basis.

At February 28, 2022, our employees (excluding members of our senior management) held an aggregate of 532,370 ordinary shares and had 2,420,221 unvested LTIP awards. See “—Holdings and commitments to managed funds of directors and senior management—Senior management” for holdings of our ordinary shares by members of our senior management.

LTIP

In 2016, shareholders approved the LTIP, which was amended and extended by shareholder approval on May 13, 2020. The LTIP creates alignment between participants in the LTIP and public shareholders and creates a long-term retention vehicle. All of our employees may be granted awards under the LTIP, and we typically make an initial LTIP grant to each new employee and periodic grants thereafter.

The LTIP is administered by the compensation committee of the Board (the “Compensation Committee”). The Compensation Committee has discretion to select plan participants, determine the type and the number of awards and set the performance targets or adjust them in certain circumstances; provided that, in the period from 2016 to 2030, awards may not be granted under the LTIP if such grant would cause the number of shares that could be issued under

Burford Capital Annual Report 2021    127

Compensation

continued

the LTIP or any other share plan adopted by us to exceed 10% of our issued ordinary share capital at the proposed date of grant. The satisfaction of awards through the purchase of shares on the open market will be treated as an issuance of ordinary shares for the purposes of the above limit for so long as institutional shareholder guidelines recommend this. If awards are satisfied through a transfer of existing ordinary shares, the percentage limit stated above will not apply.

Awards under the LTIP are typically conditional share awards, which entitle participants to the right to acquire or receive shares for no or only a nominal payment or as phantom awards for tax and legal purposes. Vesting of awards is subject to satisfaction of service-based conditions, requiring that the participant remains employed by us at the time of vesting, and may also require satisfaction of performance-based conditions set by the Compensation Committee at the time of grant and including total shareholder return over a three to five year period. The LTIP awards granted in 2020 and prior years included both service- and performance-based conditions. Beginning in 2021, the LTIP awards have continued to have service-based conditions while at least 50% of the awards granted to the employees who are part of our senior management must also have a performance-based condition. Awards generally cliff vest three years from the grant date, and each performance-based condition is measured over the three financial years beginning with the financial year in which the award was granted.

In the event of a participant’s termination of employment for any reason prior to vesting, other than death, disability or, in certain circumstances, at the discretion of the Compensation Committee (i.e., good leavers), all outstanding awards will be forfeited. In the event of the participant’s death, disability or, in certain circumstances, at the discretion of the Compensation Committee, outstanding awards will continue to vest until the end of the performance period and will be prorated based on the number of full months the participant was employed during the performance period. In special circumstances, the Compensation Committee has the discretion to accelerate vesting of the awards or alter proration or performance targets for outstanding awards.

Awards granted under the LTIP are subject to clawback provisions for up to five years from the vesting date in the following circumstances: (i) a material financial misstatement or miscalculation of our audited financial statements; (ii) the assessment of any performance-based condition on vesting which was based on error, misleading information or inaccurate assumptions; or (iii) the gross misconduct of a participant.

The Compensation Committee has the discretion, in relation to the performance-based conditions, to adjust the vesting level if it considers that the performance-based conditions would have been met to a greater or lesser extent at the end of the full performance period. The Compensation Committee also has the discretion to modify award proration if it considers that the contribution of our management team to the creation of shareholder value during the applicable performance or vesting period would not otherwise be properly recognized.

During the period since the LTIP’s inception, we have issued awards in respect of approximately 2.3% of our issued ordinary share capital and, at December 31, 2021, there was a total of approximately 5.1 million awards issued under the LTIP. Awards granted under the LTIP may be satisfied with new issue shares, a transfer of treasury shares or shares purchased on the open market. To satisfy vesting of awards under the LTIP for the year ended December 31, 2021, we purchased approximately 351,000 ordinary shares on the open market. See “Purchases of equity securities by the issuer and affiliated purchasers” for additional information relating to our purchases of ordinary shares. At December 31, 2021, approximately 17.8 million ordinary shares remained available for future grants under the LTIP through 2030.

The table below sets forth the LTIP activity for the year ended December 31, 2021, and the LTIP awards scheduled to vest during the year ending December 31, 2022:

2021
LTIP Activity	(Shares in thousands)
Unvested LTIP awards at January 1	2,656
Granted	1,895
Earned / vested	(156)
Forfeited	(301)
Unvested LTIP awards at December 31	4,094
LTIP awards scheduled to vest during the year ending December 31, 2022	634

“Phantom carry pools” program

In 2018, we began operating a “carry pools” program where a portion of the return from certain pools of assets (including nearly all capital provision–direct matters, except for asset recovery investments, and excluding investments in capital provision–indirect matters) originated in a calendar year is included in separate legal entities. Certain

128    Burford Capital Annual Report 2021

Compensation

continued

employees were invited to participate in a profits interest arrangement under which a portion of the cash profits in the carry pools are available for allocation to those employees. The “carry pools” program provides employees with direct alignment to the cash performance of our assets. Those employees who participated in “carry pools” program paid full market value for the interests at the time of acquisition with funds that we loaned to them (other than in the case of our senior management, to whom we do not extend loans). The profits interest was not remuneration for services provided to us or our subsidiaries. With effect from the end of 2020, in order to reduce operational complexity and align better with future anticipated accounting requirements, we restructured our “carry pools” program to terminate the existing plan and replace it with a “phantom carry pool” program that will continue to reference the same assets and pay out to participating employees (including senior management) as profits are received on those assets. Payments under the “phantom carry pool” program are treated as compensation.

Payments under the “phantom carry pool” program are awarded on a vintage year basis. Accordingly, each year, we award eligible employees the right to receive a portion of the realized cash gains generated over time by the matters for which financing was originated during such vintage year. In each subsequent year, we determine the realized performance of all of the matters for such vintage year and make payments under the “phantom carry pool” program based on their collective performance in such year, so that realized losses offset realized gains. Payments under the “phantom carry pool” program continue until each vintage year is fully resolved. We awarded approximately 9% of realized gains in the vintage year 2021 in that year’s “phantom carry pool”.

Deferred Compensation Plan

We maintain a deferred compensation plan (the “Deferred Compensation Plan”), under which a select group of highly compensated and management employees can elect to defer a portion of their compensation until future years. Participants may elect to defer base salary, bonuses, payments under our “carry pools” program and/or LTIP awards. The deferral period is a minimum of three years, and deferral distributions may be elected to be received in a lump sum or in annual installments. During the deferral period, the participant’s deferral account is notionally invested in investment funds available under the Deferred Compensation Plan. In addition, we will make a matching contribution to the participant’s deferral account to the extent it is notionally invested in our ordinary shares. Distributions from the Deferred Compensation Plan will be made in accordance with the timing and form selected by the individual participant when the deferral is first elected. The Deferred Compensation Plan is administered and maintained by an independent third party.

Retirement savings

We offer a defined contribution 401(k) retirement plan to our US employees, under which employees make pre-tax or Roth contributions to a retirement savings account and we make a corresponding contribution to their accounts. A similar arrangement is in effect for our UK employees. For the year ended December 31, 2021, we contributed a total of $0.6 million for US employees and $0.6 million for UK employees under these retirement plans. In addition, we had a total of $0.03 million in pension costs for our employees in jurisdictions other than the United States and the United Kingdom.

Senior management compensation

The table below sets forth the aggregate compensation paid or accrued during the year ended December 31, 2021 (including cash bonus and other incentive compensation for the year ended December 31, 2021, that was paid or is expected to be paid in the year ending December 31, 2022) for the senior management as a group:

2021
Compensation type	($ in thousands)
Salary[1]	5,605
Annual incentive bonus[2]	9,208
Performance related-other[3]	4,883
LTIP grant	4,229
Burford matching contribution to 401(k) retirement plan	102
Senior management as a group (8 people)[4]:	24,027
1.	Includes approximately $0.5 million deferred under the Deferred Compensation Plan.
2.	Includes approximately $2.9 million deferred under the Deferred Compensation Plan.
3.	Consists of payments under the “phantom carry pool” program and gains on capital provision assets.
4.	Includes compensation for services as our Chief Financial Officer for (i) Mr. Jim Kilman from January 1, 2021, through April 30, 202,1 and (ii) Mr. Ken Brause from May 3, 2021, through December 31, 2021.

Burford Capital Annual Report 2021    129

Compensation

continued

Executive compensation

Mr. Bogart, our Chief Executive Officer, and Mr. Molot, our Chief Investment Officer, are employed under identical employment agreements which expire on December 31, 2024. Upon expiration of their respective terms, the employment agreements will renew automatically for successive one-year periods if neither we nor the relevant executive provides notice of an intent to terminate the agreement. Mr. Bogart and Mr. Molot receive identical compensation reflecting their roles as joint founders and leaders of our business, and both report directly to the Board. Each of the employment agreements provides for a base salary of $950,000 and an annual bonus tied to our income, excluding the impact of any fair value adjustments.

For the year ended December 31, 2021, (i) Mr. Bogart and Mr. Molot will receive $2.25 million each in cash bonus, the same level as last year, (ii) Mr. Bogart and Mr. Molot will receive $1.391 million each in LTIP awards, consistent with their employment agreements, which permit us to pay up to 50% of their bonuses in LTIP awards (or such lesser amount as necessary to comply with the LTIP), and (iii) under an election made when we adopted the Deferred Compensation Plan in January 2021, Mr. Bogart and Mr. Molot will defer the remainder of their bonus, $1.178 million each, to the Deferred Compensation Plan and allocate it 100% to the Burford Stock Fund in the Deferred Compensation Plan.

Mr. Bogart and Mr. Molot are also participants in the defined contribution 401(k) retirement plan and the “carry pools” program. For the year ended December 31, 2021, each executive contributed to the defined contribution 401(k) retirement plan, and we made a matching contribution of $11,400 for each of them. For the year ended December 31, 2021, each of Mr. Bogart and Mr. Molot received or is expected to receive in the year ending December 31, 2022, a payment of $99,000 from the “carry pools” program and elected to defer an additional $81,000 to the Deferred Compensation Plan.

In addition, Mr. Bogart and Mr. Molot take advantage of the opportunity offered to all eligible employees to invest in our private investment funds on a fee-less basis, again showing their alignment with investors. At December 31, 2021, each executive’s total commitments to such funds totaled $2.0 million.

Holdings and commitments to managed funds of directors and senior management

The tables below set forth the holdings of our securities and commitments to managed funds of our directors and senior management at February 28, 2022. Beneficial ownership does not necessarily imply that the named person has the economic or other benefits of ownership. For purposes of this table, in accordance with applicable SEC rules regarding the determination of beneficial ownership, shares that a person or entity has the right to acquire within 60 days of February 28, 2022, through the exercise of any option, warrant or other right are considered as beneficially owned by the person holding those options, warrants or other rights. The applicable percentage of ownership of each shareholder is based on 219,049,877 ordinary shares outstanding at February 28, 2022.

Directors

	Ordinary shares	% of ordinary shares	Bonds owned	Commitments to
	owned	outstanding	(principal amount)	managed funds[1]
Sir Peter Middleton GCB[2]	100,000	*	$—	$—
Hugh Steven Wilson	279,575	*	400,000	1,500,000
Robert Gillespie	7,308	*	—	—
Andrea Muller	2,288	*	—	—
Charles Nigel Kennedy Parkinson	10,308	*	—	$50,000
John Sievwright	12,308	*	250,000	—
Total:	411,787	0.19%	$650,000	$1,550,000
*	Represents less than 0.1%.
1.	Represents commitments to the Strategic Value Fund and/or Burford Opportunity Fund B LP, as applicable.
2.	Retired from the Board at the annual general meeting in May 2021.

130    Burford Capital Annual Report 2021

Compensation

continued

Senior management

	Ordinary shares	% of ordinary shares	Bonds owned	Commitments to
	owned	outstanding	(principal amount)	managed funds[1]
Craig Arnott	39,179[2]	*	$—	$75,000
Christopher Bogart[3]	9,148,108	4.18%	$500,000	$2,000,000
Kenneth Brause	—	—	$—	$—
Mark Klein	21,112[4]	*	$—	$25,000
Jonathan Molot	9,762,756[5]	4.46%	$500,000	$2,000,000
Elizabeth O’Connell	91,018[6]	*	$—	$—
David Perla	30,240[7]	*	$—	$75,000
Aviva Will	262,711[8]	*	$—	$250,000
Senior management as a group (8 people)[9]	19,355,124	8.84%	$1,000,000	$4,425,000
*	Represents less than 0.1%.
1.	Represents commitments to the Strategic Value Fund and/or Burford Opportunity Fund B LP, as applicable.
2.	Includes 17,430 ordinary shares underlying the LTIP awards that are expected to vest within 60 days of February 28, 2022.
3.

Represents securities beneficially owned, directly and indirectly, by Mr. Bogart, over which he has or shares voting and dispositive control, but does not include securities held by Ms. O’Connell, Mr. Bogart’s spouse and our Chief Strategy Officer, as to which Mr. Bogart disclaims beneficial ownership. Includes 216,350 ordinary shares held by a US charitable foundation established by Mr. Bogart.

4.	Includes 8,715 ordinary shares underlying the LTIP awards that are expected to vest within 60 days of February 28, 2022.
5.	Includes 241,035 ordinary shares held by a US charitable foundation established by Mr. Molot.
6.	Includes 26,144 ordinary shares underlying the LTIP awards that are expected to vest within 60 days of February 28, 2022.
7.	Includes 21,787 ordinary shares underlying the LTIP awards that are expected to vest within 60 days of February 28, 2022.
8.	Includes 39,216 ordinary shares underlying the LTIP awards that are expected to vest within 60 days of February 28, 2022.
9.	Does not include any securities held by Mr. Kilman who served as our Chief Financial Officer until Mr. Brause joined on May 3, 2021.

Burford Capital Annual Report 2021    131

Major shareholders and related party transactions

Major Shareholders

The table below sets forth certain information regarding the beneficial ownership of our outstanding ordinary shares at February 28, 2022, held by each person or entity that we know beneficially owns 5% or more of our ordinary shares. Beneficial ownership does not necessarily imply that the named person has the economic or other benefits of ownership. For purposes of this table, in accordance with applicable SEC rules regarding the determination of beneficial ownership, shares that a person or entity has the right to acquire within 60 days of February 28, 2022, through the exercise of any option, warrant or other right are considered as beneficially owned by the person holding those options, warrants or other rights. The applicable percentage of ownership of each shareholder is based on 219,049,877 ordinary shares outstanding at February 28, 2022.

	Number		% of ordinary shares
Identity of person or group	of ordinary shares		outstanding
Mithaq Capital SPC	23,021,070	(1)	10.51%
Invesco Ltd.	12,416,792	(2)	5.67%
Ameriprise Financial, Inc.	11,122,631	(3)	5.08%
CI Investments Inc.	10,934,272	(4)	5.00%
(1)	Based solely on the Schedule 13G filed on December 31, 2020. Represents ordinary shares beneficially owned at December 31, 2020, by Mithaq Capital SPC, having received the shares without consideration from Mithaq Capital, an affiliated entity. Based on the absence of any disclosures on the Form TR-1, Mithaq Capital did not beneficially own a disclosable shareholding in Burford at March 31, 2018. As previously reported on the Form TR-1, (i) at March 31, 2019, Mithaq Capital beneficially owned 11,122,413 ordinary shares, constituting 5.10% of the then outstanding ordinary shares, and (ii) at August 18, 2020, Mithaq Capital beneficially owned 23,021,070 ordinary shares, constituting 10.51% of the then outstanding ordinary shares.
(2)	Based solely on the Schedule 13G/A filed on February 9, 2022. Represents ordinary shares beneficially owned at February 4, 2022, by Invesco Ltd. As previously reported on the Form TR-1, (i) at March 31, 2019, Invesco Ltd. beneficially owned 30,399,798 ordinary shares, constituting 13.90% of the then outstanding ordinary shares, and (ii) at February 24, 2020, Invesco Ltd. beneficially owned 20,793,302 ordinary shares, constituting 9.49% of the then outstanding ordinary shares and, as previously reported on the Schedule 13G, at February 16, 2020, Invesco Ltd. beneficially owned 13,987,058 ordinary shares, constituting 6.39% of the then outstanding ordinary shares.
(3)	Based solely on the Schedule 13G filed on February 14, 2022. Represents ordinary shares beneficially owned at February 14, 2022, by Ameriprise Financial, Inc. Based on the absence of any disclosures on the Form TR-1, Ameriprise Financial, Inc. did not beneficially own a disclosable shareholding in Burford at March 31, 2019, or March 31, 2020. As previously reported on the Form TR-1, at December 20, 2021, Ameriprise Financial, Inc. beneficially owned 11,020,999 ordinary shares, constituting 5.03% of the then outstanding ordinary shares.
(4)	Based solely on the Form TR-1 included as exhibit 99.1 to the Form 6-K furnished on January 19, 2022. Represents ordinary shares beneficially owned at January 17, 2022, by CI Investments Inc. Based on the absence of any disclosures on the Form TR-1, CI Investments Inc. did not beneficially own a disclosable shareholding in Burford at March 31, 2019, March 31, 2020 or March 31, 2021.

We have a single class of ordinary shares and, accordingly, our major shareholders have the same voting rights as our other shareholders.

At February 28, 2022, based on a preliminary analysis of our shareholders and share register, approximately 39% of our outstanding ordinary shares were held by residents of the United States, with 13 holders of record in the United States and additional holdings through banks, brokers and other nominees.

See “Compensation—Holdings and commitments to managed funds of directors and senior management” for information relating to holdings of our directors and members of our senior management.

Related party transactions

At February 28, 2022, our directors and members of our senior management held our ordinary shares and/or bonds and/or had commitments to certain of our managed funds. See “Compensation—Holdings and commitments to managed funds of directors and senior management” for additional information relating to holdings and commitments to managed funds of our directors and members of our senior management.

We hold certain of our capital provision assets through joint ventures or companies with equity method investments that are our related parties. See note 18 (“Joint ventures and equity method investments”) and note 23 (“Related party transactions”) to our consolidated financial statements for additional information relating to joint ventures and companies with equity method investments.

132    Burford Capital Annual Report 2021

Risk factors

Investing in our securities involves risk. Persons investing in our securities should carefully consider the risks set forth below and the other information contained in this Annual Report and our other reports that we file with, or furnish to, the SEC, including our consolidated financial statements and accompanying notes. Any of the following risks could materially and adversely affect our business, financial position, results of operations and/or liquidity. Our business, financial position, results of operations and/or liquidity could also be materially and adversely affected by additional factors that apply to all companies generally as well as other risks that are not currently known to us or that we currently view to be immaterial. In any such case, the trading price of our securities could decline, and you may lose all or part of your original investment. While we attempt to mitigate known risks to the extent we believe to be practicable and reasonable, we can provide no assurance, and we make no representation, that our mitigation efforts will be successful. See “Forward-looking statements” for additional information.

Risks related to our business and industry

Litigation outcomes are risky and difficult to predict and a loss in a litigation matter may result in the total loss of our capital associated with that matter.

It is difficult to predict the outcome of litigation, particularly complex commercial litigation of the type in which we specialize. We typically advance capital to our counterparties on a non-recourse basis and are therefore entirely dependent on a positive, cash-generative outcome in the underlying litigation matter in order to recover our principal and earn a return. If our counterparty is unsuccessful in the underlying litigation matter, if the damages awarded in favor of our counterparty are less than we expect or if it is not possible to successfully enforce a favorable judgment, we could suffer a variety of adverse consequences, including the total loss of our deployed capital and, in some jurisdictions, liability for the adverse costs of the successful party to the litigation. In addition, to the extent we have provided insurance coverage in respect of adverse cost risk in the matter, a loss resulting from an adverse outcome would be compounded with additional adverse cost loss. Unfavorable outcomes in litigation matters we have financed could, individually or in the aggregate, have a material adverse effect on our business, financial position, results of operations and/or liquidity.

Our revenues, earnings and cash flows can vary materially between periods as both the timing of resolution and the outcome of litigation matters are difficult to predict.

Our revenues, earnings and cash flows can vary materially from period to period due to the nature of our business, including the fact that litigation matters often take many years to resolve and the processes involved are subject to change and uncertainty. We are unable to control the progress and resolution of most of our assets because their timing depends upon parties working through the legal systems in various jurisdictions. As a result, the timelines for our receipt of any potential return on our assets and the related cash inflows can be long and are difficult to predict. Events or conditions that have not been anticipated may occur and may have a significant effect on the outcome or process of a litigation matter, which may reduce the actual rate of return on an asset. Moreover, the substantive or procedural law relevant to the litigation matters brought by our counterparties may change after we have committed capital. The time, complexity and expense involved in collecting returns on our assets, including the enforcement of judgments and the release of funds held in escrow pending the resolution of a litigation matter, also affect our cash flows. All of these factors contribute to potentially significant volatility in our financial performance and the trading price of our ordinary shares. In addition, we cannot assure you that we will generate cash flows from the returns on our assets in an amount sufficient to enable us to meet all of our obligations or to fund our working capital, asset and other business needs.

Our success depends on our ability to identify and select suitable legal finance assets to fund, and our failure to do so could have a material adverse effect on our ability to achieve our investment objectives.

Our success depends on our ability to source and select legal finance assets that will be successful and pay returns, which in turn depends upon the conclusion, management and realization of suitable funding opportunities. The Commitments Committee is primarily responsible for approving the opportunities that have been identified for us to fund. There can be no assurance that we will be successful in sourcing suitable legal finance assets in a timely manner or at all or in sourcing a sufficient number of suitable legal assets to finance that meet our diversification, underwriting and other requirements. Our ability to select such legal finance assets depends on the availability of desirable funding opportunities, which is subject to market conditions, client demand, pricing, competition and other factors outside of

Burford Capital Annual Report 2021    133

Risk factors

continued

our control, including changes in regulations in various jurisdictions in which we operate and limitations on our ability to adequately investigate the merits of the case or parties involved, among others. A failure by us to identify and select suitable legal finance assets to fund could have a material adverse effect on our business, financial position, results of operations and/or liquidity and our ability to achieve our investment objectives.

Our business and operations could suffer if we are not able to prevent improper use or disclosure of, or access to, privileged information under our control due to cybersecurity breaches, unauthorized use or theft.

We obtain privileged information as part of our analysis of potential legal finance assets and as part of our ongoing asset monitoring. When we receive privileged information, we are under a strict obligation to protect it. Among other things, this obligation requires us to tightly restrict access to the privileged information itself.

As described under “—Information technology, third-party service providers and cybersecurity risks—Cybersecurity risks could result in the loss of data, interruptions in our business, damage to our reputation and subject us to regulatory actions, increased costs and financial losses, each of which could have a material adverse effect on our business, financial position, results of operations and/or liquidity”, attempts to gain unauthorized access to our information technology systems have become increasingly sophisticated over time, and our efforts to detect and investigate all security incidents and to prevent their recurrence may be unsuccessful. In addition to the risk of a breach of confidentiality as a result of a cyber incident, privileged information could be compromised in other ways. Although we have implemented controls to protect privileged information, there can be no assurance that such controls will be effective. If our employees, third-party service providers or counterparties engage in misconduct or fail to follow appropriate security measures, the improper release or use of privileged information could result.

The improper use or disclosure of, or access to, our intellectual property or litigation or business strategy or those of our clients due to a cybersecurity breach, unauthorized use or theft could harm our competitive position, reduce the value of our capital provision assets and have a negative impact on our reputation or otherwise adversely affect our business, financial position, results of operations and/or liquidity. In addition, if the courts were to find that we have improperly used or disclosed privileged information, there could be significant adverse consequences for the litigant, and we could be subject to complaints or lawsuits for damages or regulatory action as a result.

The failure of the statistical models and decision science tools we use to predict the return on our legal finance assets could have a material adverse effect on our business, financial position, results of operations and/or liquidity.

We use internally developed models and other decision science tools in our operations, including to assist us in evaluating the expected return of potential legal finance assets. At the time we enter into a contract to finance a legal asset, however, we are likely to have imperfect information about the litigation matter in question and the likely future outcome. In addition, our historical information about cases or portfolios of cases may not be indicative of the characteristics of subsequent cases or portfolios of cases within the same industry or with comparable other characteristics, and our internal databases and external statistical data may not be as extensive as needed for comprehensive decision science. In addition, we disclose calculations derived from our internal modeling of individual matters and our portfolio as a whole. The inherent volatility and unpredictability of legal finance assets precludes forecasting and limits the predictive nature of our internal models. The inherent nature of probabilistic modeling is that actual results will differ from the modeled results, and such differences could be material. If the statistical models and decision science tools we use fail to accurately evaluate and predict returns, there could be a material adverse effect on our business, financial position, results of operations and/or liquidity.

The laws relating to privileged information are complex and continue to evolve, and any adverse court rulings, changes in law or other developments could impair our ability to conduct effective due diligence on potential legal finance assets.

To make informed financing decisions, we often need access to information beyond that which is publicly available about a litigation matter and regularly seek and obtain privileged information, which is information that is protected from disclosure due to the application of a legal privilege or other doctrine, including attorney work product, depending on the laws of the relevant jurisdiction. Such privileged information can lose its protection and become accessible to a litigation opponent if it is used publicly (a concept called “waiver”), which could have significant adverse consequences for the litigant. The laws relating to privileged information are complex and continue to evolve, and we could be adversely affected by court rulings, changes in law or other developments. If a court in a particular jurisdiction were to find that disclosure to litigation funders effected a waiver of applicable legal privileges, our access

134    Burford Capital Annual Report 2021

Risk factors

continued

to such privileged information could become constrained in that jurisdiction. Any significant limitations on our ability to access such privileged information could adversely affect our ability to conduct due diligence and make informed financing decisions with respect to certain legal finance assets.

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

The due diligence investigation that we carry out with respect to any funding opportunity may not reveal or highlight all relevant facts (including, among others, bribery, fraud or other illegal activities) or risks that would be helpful in evaluating such opportunity. Particularly where we fund a case that is at an early stage, such as before the conclusion of the fact discovery stage in a US litigation, we may have limited ability to ascertain the facts that may have a material impact on the outcome of the litigation. In addition, although we regularly perform factual and legal research beyond what is provided to us by our prospective counterparties, we may underestimate the importance of a legal or factual risk of funding an asset that ends up being conclusive. There are also material factors that contribute to the outcome of funding a legal finance asset that are impossible to research or predict at the outset, such as a judge’s or jury’s positive or negative disposition towards a particular party, witness or lawyer.

Further, we may not identify or foresee future developments that could have a material adverse effect on our return on a legal finance asset, such as the credit risk from our counterparty or from a party in a case. For example, we may not uncover the risk associated with poor management of general finances or the litigation itself by a counterparty or other party, any insolvency risk or potential key-person risk from a counterparty or other party or a misalignment of economic incentives between us and a counterparty because of the economics of our funding and developments in the litigation. In addition, financial fraud or other deceptive practices, failures by personnel at our counterparties to comply with anti-bribery, trade or economic sanctions or other legal and regulatory requirements or our counterparties being or becoming subject to trade or economic sanctions could cause significant legal, reputational and business harm to us.

Poor returns on our legal finance assets due to failures in our due diligence process or unforeseen developments could adversely affect our reputation and could materially and adversely affect our business, financial position, results of operations and/or liquidity.

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

We are subject to credit risk relating to our various legal finance assets which could adversely affect our business, financial position, results of operations and/or liquidity.

Prior to the conclusion of a litigation matter, we are subject to the risk that a claimant who is our counterparty, a party against whom our counterparty is making a claim, a law firm or another relevant party will encounter financial difficulties or become insolvent, which could delay or prevent the litigation matter from being resolved and may adversely affect our ability to earn a return on the relevant legal finance asset. On becoming contractually entitled to proceeds after the conclusion of a litigation matter, depending on the structure of the particular legal finance asset, we could be a creditor of, or otherwise subject to credit risk from, a claimant, a party against whom our counterparty is making a claim, a law firm or another relevant party. Moreover, we may be indirectly subject to credit risk to the extent a defendant does not pay a claimant immediately, notwithstanding successful adjudication of a claim in the claimant’s favor. If the defendant is unable or unwilling to pay or perform or if any of the parties challenges the

Burford Capital Annual Report 2021    135

Risk factors

continued

judgment or award, we may encounter difficulties in realization. In addition to the credit risk associated with individual parties to a litigation matter, losses as a result of the credit exposures inherent in our business may adversely affect our business, financial position, results of operations and/or liquidity.

Our portfolio may be concentrated in cases likely to have correlated results, and we have a number of assets involving the same counterparty.

Our capital provision-direct portfolio includes certain related exposures where we have financed multiple different counterparties in relation to the same or very similar claims, such that outcomes on these related exposures are likely to be correlated. We estimate that the carrying value of the assets (excluding YPF) underlying our largest correlated exposure represented approximately 9% of the Burford-only balance sheet’s carrying value of capital provision-direct assets (excluding YPF) at December 31, 2021. In addition, we estimate that the carrying value of the assets (excluding YPF) underlying our largest correlated exposure represented approximately 11% of the Group-wide carrying value of capital provision-direct assets (excluding YPF) at December 31, 2021. An adverse litigation outcome in respect of any of these individual claims may result in, or increase the likelihood of, losses on the other related claims.

In addition, we have a number of assets involving the same counterparty. See “Financial and operational review—Current portfolio—Portfolio concentrations” for information with respect to our portfolio concentration with a law firm and a corporate client. Accordingly, although our direct financial exposure to such law firm and/or corporate client is limited to matters in which such law firm or corporate client, as applicable, is our counterparty, if such law firm or corporate client were to encounter financial difficulties, dissolve or suffer a substantial loss of personnel, there could be a material adverse effect on our business, financial position, results of operations and/or liquidity.

Our exposure to cases likely to have correlated results or counterparty concentration could lead to increased volatility and could materially and adversely affect our business, financial position, results of operations and/or liquidity.

The lack of liquidity of our legal finance assets may adversely affect our business, financial position, results of operations and/or liquidity.

Our legal finance assets typically require significant advances of funds with no guarantee of return or repayment. It may be difficult or impossible to find willing buyers for these assets at prices we believe are representative of their underlying value or at all. Volatility in markets generally also could negatively impact the liquidity of our assets. Illiquid assets typically experience greater price volatility as a ready market does not exist and therefore they can be more difficult to value. In addition, the prices prospective buyers are willing to pay for illiquid assets may be more subjective than the prices for more liquid assets. The illiquidity of legal finance assets also is exacerbated by the fact that third parties may be limited in their ability to value these assets because they cannot perform full legal due diligence on a case due to the limitations imposed by applicable legal privileges and protections. The illiquidity of our assets may make it difficult for us to sell such assets if the need or desire arises. If we are required to liquidate all or a portion of our portfolio quickly, we may realize significantly less than the value at which we have previously recorded our assets. As a result, our ability to change the makeup of our portfolio of assets in response to changes in economic and other conditions may be relatively limited, which could adversely affect our business, financial position, results of operations and/or liquidity.

We have commitments that are in excess of funds raised.

We typically have commitments to fund legal finance assets that exceed our total funds available. We seek to manage our available capital and our capital provision assets portfolio to minimize the risk of a mismatch between the timing of when our commitments will be drawn and available cash, and many of our capital provision agreements set forth timetables for draws or structure draws with reference to case events, which provides us with some control over the timing and amounts of capital we provide in respect of our commitments. However, as we do not control the timing of developments with respect to the matters that we fund, it is possible that such a mismatch will occur, in which case we would need either to raise additional capital (which could include the potential sale of an interest in one or more of our existing legal finance assets) or to decline to meet a commitment. There can be no assurance that we will be able to raise capital on reasonable terms or at all, and our inability to do so could cause damage to our business and the potential loss of business and financial relationships. A failure by us to fund our definitive commitments may result in adverse consequences to our business such as a loss of entitlement to any returns with respect to such definitive commitments, a loss of capital we have invested or a claim by a counterparty for damages. Some of our funds also have commitments in excess of funds available and, accordingly, have some of the foregoing risks.

136    Burford Capital Annual Report 2021

Risk factors

continued

Changes in the market conditions may negatively impact our ability to obtain attractive external capital or to refinance our outstanding indebtedness and may increase the cost of such financing or refinancing if it is obtained.

Our strategy includes raising external capital to finance growth of our business. If market conditions were to restrict our access to external capital, our growth prospects could be adversely affected, especially if cases resolve at a significantly slower pace or if we are unable to attract new business due to the market conditions. In addition, to the extent that conditions in the credit markets impair our ability to refinance or extend maturities on our outstanding indebtedness, either on favorable terms or at all, our performance may be negatively impacted and may result in our inability to repay debt at maturity or pay interests when due. Any of the above factors, individually or in the aggregate, could adversely affect our growth prospects, business, financial position, results of operations and/or liquidity.

We face substantial competition for opportunities to finance legal assets, which could delay commitment and/or deployment of our capital, reduce returns and result in losses.

Competition for attractive opportunities to finance legal assets may affect our ability to finance on terms which we consider attractive. We compete to acquire legal finance assets with a wide variety of other entities. Our competitors may have access to greater financial resources, technical capabilities or better relationships than we do, may have businesses that are smaller and more flexible than ours or may develop or market alternative financial arrangements that are more effective or less susceptible to challenge than ours. For example, some competitors may have a lower cost of capital and access to funding sources that are not available to us. In addition, some of our competitors may have higher risk tolerances or different risk assessments than we have. These characteristics could allow our competitors to consider a wider variety of legal assets to finance, establish more relationships and offer better pricing and more flexible structuring than we are able to do. We may also face competition from smaller industry participants or law firms using alternative financing models on a smaller scale as well as market entrants that have a regional, industry or specific claims-based approach. Such entities may offer more competitive terms or more tailored approaches to specific industries or claims. We may lose funding opportunities if we do not match our competitors’ pricing, terms and/or structure. If we are forced to match our competitors’ pricing, terms and/or structure to commit and/or deploy our capital, we may not be able to achieve acceptable returns on our legal finance assets or may bear substantial risk of capital loss.

If the lawyers we rely on to prosecute and/or defend claims do not exercise due skill and care, or the interests of their clients do not align with ours, there may be a material adverse effect on the value of our legal finance assets.

We are particularly reliant on lawyers to prosecute and/or defend claims with due skill and care. If they are unable or unwilling to do this for any reason, it is likely to have a material adverse effect on the value of our legal finance assets. While we will typically evaluate the lawyers involved in any legal finance asset we acquire, we do not select such lawyers or we may have limited experience or no prior dealings with such lawyers, and there can be no assurance that the outcome of a case will be in line with our or the lawyers’ assessment of the case or that such lawyers will perform with the expected skill and care. As a matter of legal ethics in most jurisdictions, we are also unable to prevent our counterparties from discharging the lawyers who were originally in place in a case and replacing them with lawyers who may be less capable.

In addition, lawyers owe a duty to their clients as well as an overriding duty to the courts. We generally do not own or control a claim which we have financed and, as a result, we will not be the client of the law firm representing the claimant in a case that is the subject of our commitment or financing. Accordingly, that law firm may be required to act in accordance with its client’s instructions and interests rather than our own. If the interests of the claimants in the cases we have financed are not aligned with ours, the actions of the lawyers representing such claimants could have a material adverse effect on the value of our legal finance assets and, therefore, our business, financial position, results of operations and/or liquidity.

If the commitments we make on behalf of our funds perform poorly, we may not earn asset management fees and/or performance fees, and our ability to raise capital for future funds may be materially and adversely affected.

Our income from our asset management business is derived from fees earned for our management of our funds and performance fees or carried interest with respect to those funds. If the commitments we make on behalf of our funds

Burford Capital Annual Report 2021    137

Risk factors

continued

perform poorly, we may not earn performance fees. Further, if a fund does not achieve certain investment returns over its life and carried interest that was previously distributed to us exceeds the amounts to which we are ultimately entitled, we may be required to repay such amounts under a “clawback” obligation. Moreover, to the extent we have invested balance sheet capital in our funds, we could experience losses on investments of our own principal as a result of poor performance by our funds or individual assets.

In addition, poor performance by our funds could make it more difficult for us to raise capital for new funds in the future. Investors and potential investors in our funds continually assess our funds’ performance, and our ability to raise capital for future funds will depend on our funds’ continued satisfactory performance. Poor performance may deter future investments in our funds or result in investors demanding lower fees which would adversely affect our asset management fees and/or performance fees and, therefore, our business, financial position, results of operations and/or liquidity.

A significant portion of our AUM is attributable to funds with a single investor.

At December 31, 2021, BOF-C and one of our “sidecar” funds, both funds with a single investor which is a sovereign wealth fund, represented approximately 28% of our AUM. While the sovereign wealth fund is contractually obligated to fund its commitments to such funds, if it fails to do so we will no longer have access to this capital and our cash flows from these funds will decline. This could result in our inability to meet a commitment, which in turn could cause damage to our business and the potential loss of business and financial relationships. See “—We have commitments that are in excess of funds raised”.

We face competition for investments in our asset management business and may not be successful in raising funds in the future.

The asset management business is highly competitive and, if investors determine that our product offerings are not attractive, we may have difficulty raising additional funds in the future. In order to attract capital, we may be required to structure funds on terms that are less favorable to us or otherwise different from the terms that we have been able to obtain in the past. These risks could occur for reasons beyond our control, including general economic or market conditions, regulatory changes or increased competition. Our inability to grow our asset management business could result in a decrease in AUM, asset management fees and/or performance fees, in which case our business, financial position, results of operations and/or liquidity may be adversely affected. Because we rely on the capital available in our funds to acquire legal finance assets, our inability to maintain or increase this source of capital could reduce our overall ability to grow our business.

Negative publicity or public perception of the legal finance industry or us could adversely affect our reputation, business, financial position, results of operations and/or liquidity.

Negative publicity about the legal finance industry in general or us specifically, even if inaccurate, could adversely affect our reputation and the confidence in our business model. For example, there is regular negative political and media activity in the United States with respect to the US consumer litigation funding industry. Although we do not participate in the US consumer litigation funding industry, negative publicity about that industry could adversely affect the public perception of the commercial legal finance industry or lead to overly broad regulation of legal finance in general.

Failure to protect our reputation and brand in the face of negative publicity and ethical, legal or moral challenges could lead to a loss of trust and confidence. There are various factors that may cause litigants, law firms and other actual and potential customers to be more reluctant to pursue external financing, such as publication in the online, print and broadcast media of stories about us or the legal finance industry, about real or perceived abusive practices or about regulatory investigations or enforcement actions. Online articles, blogs and tweets may lead to the increasingly rapid dissemination of a story and increase our exposure to negative publicity. Adverse public perception of the legal finance industry or us may increase media scrutiny of our business and could make it more likely that we receive negative attention if our employees engage in unlawful or questionable behavior, if we engage in internal disputes or disputes with former employees or if any of our counterparties is subject to negative publicity. Negative publicity relating to legal or regulatory violations by any of the third parties we engage, or negative publicity relating to the kind of matters we pursue, could also result in reputational damage to us.

Negative publicity could jeopardize our relationships with existing counterparties or our ability to establish new relationships or diminish our attractiveness as counterparties generally. Any of the foregoing could impact our ability to

138    Burford Capital Annual Report 2021

Risk factors

continued

fund commitments, pursue our legal rights or collect amounts due to us and may materially and adversely affect our business, financial position, results of operations and/or liquidity.

Legal, political and economic uncertainty surrounding the effects of the Covid-19 pandemic could adversely affect our business, financial position, results of operations and/or liquidity.

The Covid-19 pandemic has adversely affected the global economy, disrupted global supply chains and created significant volatility in the financial markets. As in other areas, the Covid-19 pandemic has continued to disrupt the operation of courts around the world with the advent of the Omicron variant adding greater uncertainty. This disruption has elongated the duration of a number of our matters, and we believe the weighted average life of our portfolio is extending. In addition to delays in current matters, there is a slowdown in new litigation activity. As a result, we expect that our cash proceeds from litigation resolutions will be lower in the near term as the courts work through these issues.

In addition, in a period of constrained liquidity, litigants may be less willing to settle litigation matters, extending duration and therefore restricting our ability to recycle capital. There is also an increased risk that litigants may encounter financial difficulties or become insolvent, which could impact the timing and quantum of litigation realizations. To the extent that litigants in our matters do become insolvent, the impact of a litigant’s insolvency on pending litigation is very difficult to predict and is not only case specific but dependent on the insolvency process in the jurisdiction in issue. Our expected realizations may be delayed and could be reduced during the restructuring or liquidation process.

The counterparties to whom we provide capital may also encounter financial difficulties or become insolvent in a period of constrained liquidity. We typically provide capital to our counterparties on a non-recourse basis and only receive a return upon the conclusion of a successful claim. If our counterparties encounter financial difficulties or become insolvent before the final resolution of their claims and are otherwise unable or unwilling to continue with their claims, we may decide to advance additional funds to them on terms that are less favorable to us. If we decide not to advance additional funds to such counterparties, it is possible that they will not be able to pursue their claims and we may therefore not earn any returns from such counterparties. While it is not possible to ascertain the precise impact the Covid-19 pandemic may have on us from an economic, financial or regulatory perspective, any of the above factors, individually or in the aggregate, could have material adverse consequences on our business, financial condition and results of operations our business, financial position, results of operations and/or liquidity.

We report our capital provision assets at fair value, which may result in us recognizing non-cash income that may never be realized.

Our capital provision assets are classified as financial instruments and are accounted for at fair value through the consolidated statements of comprehensive income in accordance with US GAAP. See note 2 (“Summary of significant accounting policies”) and note 6 (“Capital provision assets”) to our consolidated financial statements and “Financial and operational review—Consolidated Results of Operations—Year ended December 31, 2021, compared to year ended December 31, 2020—Fair value of capital provisions assets” for additional information relating to fair value of our capital provision assets. Due to the illiquid nature of our capital provision assets, there is inherent valuation uncertainty in the assessment of fair value. Our valuation methodologies involve subjective assessments and require us to make significant and complex judgments about legal matters that are intrinsically difficult to predict. There is a risk that our judgments in the assessment of fair value could lead to valuations of capital provision assets differing significantly from their ultimate outcomes. This could materially misstate the value of the capital provision assets in our consolidated statements of financial position and relevant fair value movements recognized in our consolidated statements of comprehensive income.

Certain of our individual assets represent a significant portion of the fair value of our capital provision assets. We have one set of exposures on the YPF-related assets that, by virtue of fair value adjustments to our carrying value of the YPF-related assets, accounted for approximately 40% of our capital provision assets at December 31, 2021. The carrying value of the YPF-related assets (both Petersen and Eton Park combined) on our consolidated balance sheet was $1,160 million with $1,103 million of unrealized gains at December 31, 2021. There have been no transfers of unrealized to realized gains, so the fair value adjustment remains $1,103 million.

Accordingly, the application of fair value accounting may result in us recognizing non-cash income that may never be realized, which could have a material adverse effect on our business, financial position, results of operations and/or liquidity.

Burford Capital Annual Report 2021    139

Risk factors

continued

There are inherent uncertainties involved in estimates, judgments and assumptions used in the preparation of our consolidated financial statements.

The preparation of our consolidated financial statements requires management and the Board to make estimates, judgments and assumptions that affect the application of policies and the reported amounts of assets and liabilities, income and expenses. Estimates, judgments and assumptions are inherently subject to change in the future, and any such changes in these estimates, judgments or assumptions, including any changes as a result of changes in accounting principles and guidance or their interpretation, could result in corresponding changes to the amounts of assets and liabilities, income and expenses and therefore unfavorable accounting charges or effects. Any errors or misstatements in our consolidated financial statements could have a material adverse effect on our business, financial position, results of operations and/or liquidity.

Our past performance may not be indicative of our future results of operations.

Our past performance should not be considered indicative of our future results of operations. Our past returns have benefited from funding opportunities and general market conditions that may not continue or recur, and there can be no assurance that we or our funds will be able to avail ourselves of comparable opportunities and conditions. As the market in which we operate matures, we may be subject to increased competition for talent and financing opportunities and potentially new regulations in various jurisdictions. There can be no assurance that any of the current or future single matters or matters contained in our portfolios will eventually be successful. Failure to achieve results of operations consistent with our historical performance could have a material adverse effect on our business, financial position, results of operations and/or liquidity.

Litigation and legal proceedings against us could adversely impact our business, financial position, results of operations and/or liquidity.

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

In the past, purported securities class action litigation has been instituted against companies following periods of volatility in the overall market and in the price of a company’s securities. We have previously been the subject of one purported class action litigation of this nature. Although that litigation was withdrawn, listing our ordinary shares on the NYSE means that we may be more likely to be subject to similar litigation in the future, which, even if not successful, may divert our management’s attention and cause us to incur significant expenses in defending these lawsuits. Any insurance or indemnification rights that we may have may be insufficient or unavailable to protect us against such losses.

Any of these developments could materially adversely affect our business, financial position, results of operations and/or liquidity.

Our success depends substantially on the continued retention of certain key personnel and our ability to hire and retain qualified personnel in the future to support our growth and execute our business strategies.

Our performance is, to a large extent, dependent upon the judgment and abilities of our management, including, in particular, our co-founders, Chief Executive Officer Christopher Bogart and Chief Investment Officer Jonathan Molot. We also depend on other key personnel, including the members of the Commitments Committee and the Management Committee. Our success will therefore depend largely upon the abilities of certain members of our management and other key personnel and our ability to retain them and to compensate them appropriately, especially in light of the high levels of remuneration available from the major law firms from which they have typically come and the potential pressures on such remuneration levels from the public markets. The death, incapacity or loss of the service of any of our management or other key personnel could have a material adverse impact on our business. In addition, our performance may be limited by our ability to employ and retain sufficiently qualified personnel. Such a failure to retain qualified personnel or recruit suitable replacements for significant numbers of qualified personnel could materially adversely affect our business and growth prospects.

140    Burford Capital Annual Report 2021

Risk factors

continued

Our international operations subject us to increased risks.

We operate internationally and, accordingly, our business is subject to risks resulting from differing legal and regulatory requirements, political, social and economic conditions and unforeseeable developments in a variety of jurisdictions. Our non-US operations are subject to the following risks, among others:

▪	Political instability
▪	International hostilities, military actions, terrorist or cyber-terrorist activities, climate change, natural disasters, pandemics (including the Covid-19 pandemic) and infrastructure disruptions
▪	Differing economic cycles and adverse economic conditions
▪	Unexpected changes in regulatory and tax environments and government interference in the economy
▪	Changes to trade and economic sanctions laws and regulations
▪	Foreign exchange controls and restrictions on repatriation of funds
▪	Fluctuations in currency exchange rates
▪	Inability to collect payments or seek recourse under, or comply with, ambiguous or vague commercial or other laws
▪	Difficulties in attracting and retaining qualified management and personnel
▪	Difficulties in penetrating new markets due to entrenched competitors or lack of local acceptance of our services

Our overall success as a global business depends, in part, on our ability to anticipate and effectively manage these risks, and there can be no assurance that we will be able to do so without incurring unexpected costs. If we are not able to manage the risks related to our non-US operations, our business, financial position, results of operations and/or liquidity may be materially adversely affected.

We may face exposure to foreign currency exchange rate fluctuations and may hold unhedged securities positions.

Three of our five series of outstanding notes are denominated in pounds sterling and some of our legal finance contracts and intercompany loans are denominated in local currencies. Fluctuations in the value of the US dollar and foreign currencies, particularly pounds sterling, may affect our results of operations when translated into US dollars. We do not currently engage in any currency-hedging activities to seek to limit the risk of exchange rate fluctuations. However, in the future, we may use derivative instruments, such as foreign currency forward and option contracts, to seek to hedge certain exposures to fluctuations in foreign currency exchange rates. The use of such hedging activities may not offset any or more than a portion of the adverse financial effects of unfavorable movements in foreign exchange rates over the limited time the hedges are in place. Moreover, the use of hedging instruments may introduce additional risks if we are unable to structure effective hedges.

In addition, from time to time, we may take substantial positions in the securities of companies that are subject to a corporate or regulatory event or to litigation. While we may seek to hedge these positions, appropriate hedging may not be available at a cost we consider reasonable or at all. If the value of the underlying securities were to decline, we would experience losses, which may have a materially adverse effect on our business, financial position, results of operations and/or liquidity.

The tax treatment of our financing agreements is subject to significant uncertainty.

We structure our financings on a case-by-case basis in consultation with our professional advisers and seek to comply with applicable law. However, there is limited authority and significant uncertainty regarding the tax treatment of legal finance, or the structures through which we provide our financing, in the applicable jurisdictions in which they are made. Accordingly, there can be no assurance that an applicable tax authority will accept our position on the tax treatment of a financing, or the structures we employ. If an applicable tax authority were to successfully maintain a different position, the value of our assets could be adversely affected or we could be subject to additional tax liability, or both. In addition, tax laws and regulations are under constant development and often subject to change as a result of government policy, frequently with retroactive effect. Changes in applicable tax laws could adversely affect the taxation of us or our assets.

Burford Capital Annual Report 2021    141

Risk factors

continued

Regulatory risks

The regulatory and legal requirements that apply to our business and operations are subject to change from time to time and may become more restrictive, which may make compliance with applicable requirements more difficult or expensive or otherwise restrict our ability to conduct our business and operations in the manner in which they are now conducted. Changes in applicable regulatory and legal requirements, including changes in their enforcement, could materially and adversely affect our business, financial position, results of operations and/or liquidity. As a matter of public policy, the regulatory bodies that regulate our business and operations are generally responsible for safeguarding the integrity of the securities and financial markets and protecting fund investors who participate in those markets rather than protecting the interests of our shareholders.

The laws, regulations and rules relating to legal finance are evolving and may be uncertain, which may have negative consequences for the value or enforcement of our contractual agreements with our counterparties, our ability to do business in certain jurisdictions or our cost of doing business.

The laws, regulations and rules in the area of acquiring or otherwise taking a financial position or a commercial interest with respect to legal claims and defenses is evolving and can be complex and uncertain in the United States and elsewhere. Our legal finance assets could be open to challenge or subsequently reduced in value or extinguished as a result of these regulations. In various jurisdictions there are prohibitions or restrictions in connection with funding claims (known in many common law jurisdictions as maintenance, and a form of maintenance, called champerty) or the assignment of, or other economic participation in, legal claims. For example, in the State of New York, Judiciary Law § 489 prohibits the assignment of a legal claim in certain circumstances, and certain other jurisdictions have similar laws. In the State of New York, the relevant case law currently provides that the contracts underlying our legal finance assets are valid. However, such case law may be overruled or the statutory and other laws in the State of New York or other jurisdictions could be amended to include additional prohibitions or restrictions, which may adversely affect our business. The ability to participate financially in a lawyer’s fees is also limited in certain jurisdictions (including by ethical rules prohibiting a lawyer from sharing fees with non-lawyers). Such prohibitions and restrictions are governed by the laws, regulations and rules of each relevant jurisdiction and vary in degrees of strength and enforcement in different state, federal or non-US jurisdictions. This is a complex issue that involves both substantive law and choice of law principles. However, in many jurisdictions, the relevant issues may not have been considered by the courts nor addressed by statute and thus obtaining legal advice or clarity is difficult. If we, our counterparties or the lawyers handling the underlying matters were to be found to have violated the relevant prohibitions or restrictions in connection with certain matters, there could be a materially adverse effect on the value of the affected legal finance assets, our ability to enforce the relevant contractual agreements with our counterparties and the amounts we would be able to recover with respect to such matters or our costs for such matters.

In addition, politicians, advocacy groups and media reports have, in the past, advocated action to restrict legal financing. Some jurisdictions have enacted or are considering enacting laws, regulations or rules requiring the disclosure of litigation funding or other non-prohibitory regulation. Such laws, regulations or rules or other future laws, regulations or rules may deter parties from engaging us, result in a reduction in the overall number of potential legal finance assets or adversely affect the value of legal finance assets already in existence in such jurisdictions.

The laws, regulations, rules and supervisory guidance and policies applicable to our business activities are subject to regular modification and change, including by institutions such as US state and federal legislatures, bar associations, courts and other US and non-US legislative, regulatory, judicial or advisory bodies. For example, in the United States, legislation has been introduced in the US Congress in multiple sessions that would require litigants to “produce for inspection and copying” any legal funding agreements creating contingent rights to payment in class actions and multidistrict litigations. Such legislation has not received consideration beyond introduction, but we expect that the same or similar legislation will be introduced again in the future. In addition, similar legislation is introduced in various US state legislatures from time to time. The Australian federal government imposed regulations on the funding of Australian class actions, requiring third-party funders of certain litigation funding schemes to hold an Australian Financial Services License and to register litigation funding schemes as managed investment schemes under Australian corporations laws. The Joint Parliamentary Committee on Corporations and Financial Services also recommended that the Parliament impose additional regulatory burdens on class action procedures and the funding of class actions in Australia, and while the bill passed a vote in the Australian House of Representative, it has not been voted on by the Australian Senate and it has been reported that it will not be voted on; or considered further, until after the upcoming

142    Burford Capital Annual Report 2021

Risk factors

continued

Federal elections in 2022. Some newer entrants to the market, such as Singapore and Hong Kong, have also enacted regulatory regimes largely focused on capital adequacy and constraining abusive behavior.

Changes to laws, regulations or rules, including changes in interpretation or implementation of laws, regulations or rules, could affect us in substantial and unpredictable ways. Such changes could subject us to additional costs, delay new funding arrangements, limit the quantity and size of our financing arrangements, limit the types of services we may offer or our funding opportunities, decrease returns on our legal finance or other assets and allow certain clients to void our contracts with them, any of which may have a materially adverse effect on our business, financial position, results of operations and/or liquidity.

Our asset management business is highly regulated, and changes in regulation or regulatory violations could adversely affect our business.

Our asset management business is highly regulated, and the applicable regulations are subject to change. Compliance with these regulations requires a significant investment of management and financial resources and any liability imposed on us for violations of existing or future regulations could adversely affect our asset management business. The SEC regulates our investment management activities and is empowered to conduct investigations and administrative proceedings that can potentially result in fines, suspensions of personnel, changes in policies, procedures or disclosure or other sanctions, including censure, the issuance of cease-and-desist orders, the suspension or expulsion of an investment advisor from registration or memberships or the commencement of a civil or criminal lawsuit against us or our personnel. Any SEC actions or initiatives against us could have an adverse effect on our business, financial position, results of operations and/or liquidity. Even if an investigation or proceeding does not result in a sanction or the sanction imposed against us or our personnel were small in monetary amount, the adverse publicity relating to the investigation, proceeding or imposition of these sanctions could harm our reputation.

We are subject to the risk of being deemed an investment company.

If we were deemed an “investment company” under the US Investment Company Act of 1940, as amended (the “Investment Company Act”), applicable restrictions could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business. An entity will generally be deemed to be an “investment company” for purposes of the Investment Company Act if (i) it is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities (frequently referred to as an “orthodox” investment company) or (ii) absent an applicable exemption, it owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of US government securities and cash items) on an unconsolidated basis (frequently referred to as an “inadvertent” investment company). Excluded from the term “investment securities”, among others, are US federal government securities and securities issued by majority-owned subsidiaries that are not themselves investment companies and are not relying on the exception from the definition of investment company set forth in Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act.

We are and hold ourselves out as a leading global finance and asset management firm focused on law. We believe that, even if our legal finance assets were to be determined to constitute investment securities for purposes of the Investment Company Act, we should be exempt from registration as an investment company under Section 3(c)(5) of the Investment Company Act. Section 3(c)(5) of the Investment Company Act excludes from the definition of investment company “[a]ny person who is not engaged in the business of issuing redeemable securities, face-amount certificates of the installment type or periodic payment plan certificates, and who is primarily engaged in one or more of the following businesses: (A) [p]urchasing or otherwise acquiring notes, drafts, acceptances, open accounts receivable, and other obligations representing part or all of the sales price of merchandise, insurance, and services or (B) making loans to manufacturers, wholesalers, and retailers of, and to prospective purchasers of, specified merchandise, insurance, and services”. We and our subsidiaries that conduct our core legal finance business are not in the business of issuing redeemable securities, face-amount certificates of the installment type or periodic payment plan certificates and are primarily engaged in the business of legal finance by way of financing and acquiring notes evidencing financing, for purposes of the Investment Company Act, to parties engaged in litigation or arbitration and their law firms. The purpose of such financing is to provide the counterparties with the capital necessary to finance the costs associated with litigation.

The Investment Company Act and the rules thereunder contain detailed parameters for the organization and operation of investment companies. Among others, the Investment Company Act and the rules thereunder limit or prohibit

Burford Capital Annual Report 2021    143

Risk factors

continued

transactions with affiliates, impose limitations on the issuance of debt and equity securities, generally prohibit the issuance of options and impose certain governance requirements. We intend to conduct our operations so that we will not be deemed an investment company under the Investment Company Act, which will require us to conduct our business in a manner that does not subject us to the registration and other requirements of the Investment Company Act. If we are deemed to be an investment company under the Investment Company Act, requirements imposed by the Investment Company Act, including limitations on our capital structure, ability to transact business with affiliates and ability to compensate key employees, could make it impractical for us to continue our business as currently conducted, impair the agreements and arrangements between and among us and our customers and materially adversely affect our business, financial position, results of operations and/or liquidity.

Information technology, third-party service providers and cybersecurity risks

Cybersecurity risks could result in the loss of data, interruptions in our business or damage to our reputation and subject us to regulatory actions, increased costs and financial losses, any of which could have a material adverse effect on our business, financial position, results of operations and/or liquidity.

Our systems may fail to operate properly or become disabled as a result of tampering or a breach of our network security systems or otherwise. In addition, our systems face ongoing cybersecurity threats and attacks. Attacks on our systems could involve, and in some instances have in the past involved, attempts intended to obtain unauthorized access to our proprietary information, destroy data or disable, degrade or sabotage our systems, or divert or otherwise steal funds, including through the introduction of computer viruses, “phishing” attempts and other forms of social engineering. Cyberattacks and other security threats could originate from a wide variety of external sources, including cyber criminals, nation state hackers, hacktivists and other outside parties. Cyberattacks and other security threats could also originate from the malicious or accidental acts of insiders, such as employees. There has been an increase in the frequency and sophistication of the cyber and security threats we face, with attacks ranging from those common to businesses generally to those that are more advanced and persistent, which may target us because we hold a significant amount of privileged information about our legal finance assets. As a result, we may face a heightened risk of a security breach or disruption with respect to this information. There can be no assurance that measures we take to ensure the integrity of our systems will provide protection, especially because cyberattack techniques change frequently or are not recognized until successful. If our systems are compromised, do not operate properly or are disabled, or if we fail to provide the appropriate regulatory or other notifications in a timely manner, we could suffer financial loss, a disruption of our business, liability to our investment funds and fund investors, regulatory intervention or reputational damage. Furthermore, if we fail to comply with the relevant laws, rules and regulations, it could result in regulatory investigations and penalties, which could lead to negative publicity and reputational harm and may cause our fund investors and counterparties to lose confidence in the effectiveness of our security measures.

The failure of our third-party service providers to fulfill their obligations, or misconduct by our third-party service providers, may have a material adverse effect on our business, financial position, results of operations and/or liquidity.

We depend on third-party service providers for fund administration and for provision of a variety of corporate services to manage our multi-jurisdictional structure. There can be no assurance that our internal controls and procedures will be effective in monitoring and managing such third-party service providers. The failure of our third-party service providers to fulfill their obligations to us, or misconduct by our third-party service providers, could disrupt our operations and lead to reputational harm, which may have a material adverse effect on our business, financial position, results of operations and/or liquidity.

Our operations are dependent on the proper functioning of information technology systems.

We rely on our information technology systems to conduct our business, including case management and documentation, as well as producing financial and management reports on a timely basis and maintaining accurate records. Our information technology processes and systems may not operate as expected, may not fulfil their intended purpose or may be damaged or interrupted by increases in usage, human error, unauthorized access, natural hazards or disasters or similarly disruptive events. Any failure of the information technology systems or third-party infrastructure on which we rely could lead to costs and disruptions that could adversely affect our reputation, prospects, business, financial position, results of operations and/or liquidity.

Computer and data-processing systems are susceptible to malfunctions and interruptions (including those due to equipment damage, power outages, computer viruses and a range of other hardware, software and network problems).

144    Burford Capital Annual Report 2021

Risk factors

continued

A significant malfunction or interruption of one or more of our computer or data-processing systems could adversely affect our ability to keep our operations running efficiently and affect service availability. In addition, it is possible that a malfunction of our data system security measures could enable unauthorized persons to access sensitive data, including information relating to our intellectual property or litigation or business strategy or those of our clients. Any such malfunction or disruptions could cause economic losses. A failure of our information technology systems could also cause damage to our reputation which could harm our business. Any of these developments, alone or in combination, could have a material adverse effect on our business, financial position, results of operations and/or liquidity.

Risks related to our indebtedness

We may not be able to generate sufficient cash to service our indebtedness and may be forced to take other actions to meet our obligations under our indebtedness, which may not be successful.

We have significant debt service obligations. Our ability to make principal or interest payments when due on our indebtedness and to fund our ongoing operations will depend on our future performance and our ability to generate cash, which is subject to general economic, financial, competitive, legislative, legal, regulatory and other factors, many of which are beyond our control. In addition, our cash flows, to a large extent, depend on the outcome of litigation matters in respect to which we have made a capital commitment. Such outcomes are inherently uncertain, and it is difficult to accurately forecast our cash flows for any future period. While the interest payment dates on our debt obligations are fixed, the cash inflows from litigation matters fluctuates materially. In addition, the trust deeds and the indenture governing our debt obligations contain various covenants, including the requirement to maintain a certain leverage ratio in the case of the deeds. If we are unable to comply with these covenants, payment on our debt obligations may become due early. If we do not have sufficient cash at the required time, we may have difficulty meeting our payment obligations under our existing indebtedness.

At the maturity of the obligations under our existing indebtedness and any other indebtedness that we may incur in the future, if we do not have sufficient cash flows from operations and other capital resources to pay our debt obligations or to fund our other liquidity needs, or if we are otherwise restricted from doing so due to corporate, tax or contractual limitations, we may be required to refinance our indebtedness. If we are unable to refinance all or a portion of our indebtedness or obtain such refinancing on terms acceptable to us, we may be forced to reduce or delay our business obligations, activities or capital expenditures, sell assets, raise additional debt or equity financing in amounts that could be substantial or restructure or refinance all or a portion of our debt, on or before maturity. There can be no assurance that we would be able to accomplish any of these alternatives on a timely basis or on satisfactory terms, if at all, or that those actions would secure sufficient funds to meet our obligations under our indebtedness.

In particular, our ability to restructure or refinance our indebtedness will depend, in part, on our financial condition at the time of refinancing or restructuring, as the case may be, as well as on many factors outside of our control, including then-prevailing conditions in the international credit and capital markets. Any refinancing of our indebtedness could be at higher interest rates than our existing indebtedness and may require us to comply with more onerous covenants. The terms of our existing or future debt instruments may restrict us from adopting some of these alternatives. In addition, any failure to make payments of interest or principal on our outstanding indebtedness on a timely basis would likely result in a reduction of our credit rating, which could harm our ability to incur additional indebtedness.

Despite our level of indebtedness, we may be able to incur substantially more debt, which could further exacerbate the risks associated with our substantial indebtedness.

Despite our level of indebtedness, we may be able to incur substantial additional indebtedness in the future. Although the agreements governing our indebtedness contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of significant qualifications and exceptions and, under certain circumstances, the amount of indebtedness that could be incurred in compliance with these restrictions could be substantial. If additional indebtedness is added to our existing levels of indebtedness, the related risks that we now face would increase, and we may not be able to meet all of the obligations under our existing indebtedness. In addition, our debt instruments do not prevent us from incurring obligations that do not constitute indebtedness.

Burford Capital Annual Report 2021    145

Risk factors

continued

Risks related to our ordinary shares

Our ordinary shares are traded on more than one market, which may result in price and volume variations.

Our ordinary shares have traded on the NYSE since October 2020 and on AIM since 2009. Trading in our ordinary shares on these markets takes place in different currencies (US dollars on the NYSE and pounds sterling on AIM) and at different times (resulting from different time zones, different trading days and different public holidays in the United States and the United Kingdom). The trading prices, volatility and liquidity of our ordinary shares on these two markets may differ due to these and other factors, including different custody and settlement arrangements that may affect cross-market trading. Any decrease in the price of our ordinary shares on AIM could cause a decrease in the trading price of our ordinary shares on the NYSE, and vice versa. Investors could seek to sell or buy our ordinary shares to take advantage of any price differences between the markets through a practice referred to as arbitrage. Any arbitrage activity could create unexpected volatility in the trading price of our ordinary shares.

The trading price of our ordinary shares may fluctuate significantly.

The market price of our ordinary shares has been highly volatile. During the period from October 19, 2020 (i.e., our listing on the NYSE) to December 31, 2021, the closing price of our ordinary shares has ranged on the NYSE from a high of $13.55 per ordinary share on May 7, 2021, to a low of $8.09 per ordinary share on March 26, 2021. During the period from January 1, 2019, to December 31, 2021, the closing price of our ordinary shares has ranged on AIM from a high of £18.70 per ordinary share on March 14, 2019 (approximately $24.84 using the exchange rate of $1.3282 on March 14, 2019) to a low of £2.81 per ordinary share on March 18, 2020 (approximately $3.31 using the exchange rate of $1.1763 on March 18, 2020). The market price of our ordinary shares could continue to be volatile as a result of the risks set forth in this Annual Report and others beyond our control, including:

▪	Regulatory actions or changes in laws with respect to legal finance or practices commonly used in the legal finance industry
▪	Actual or anticipated fluctuations in our financial position and/or results of operations
▪	Increased competition and actual or anticipated changes in our growth rate relative to our competitors
▪	Announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures, collaborations or capital commitments
▪	Failure to meet or exceed financial estimates and projections of the investment community or that we provide to the public
▪	Issuance of research reports by securities analysts or other members of the financial community
▪	Fluctuations in the valuation of companies perceived by investors to be comparable to us
▪	Additions or departures of key management
▪	Sales or issuances of our ordinary shares by us, our insiders or our other shareholders
▪	General economic and market conditions

These and other market and industry factors may cause the market price and demand for our ordinary shares to fluctuate substantially, regardless of our actual operating performance.

If equity research analysts do not publish research or reports about our business or if they issue unfavorable commentary, the price of our ordinary shares could decline.

The trading market for our ordinary shares is affected by the research and reports that equity research analysts publish about us and our business, over which we have no control. The price of our ordinary shares could decline if one or more equity analysts issues unfavorable commentary or ceases publishing reports about us.

There can be no assurance that we will pay dividends or distributions.

The Board has declared a final cash dividend for the year ended December 31, 2021, of 6.25 cents per share, payable in June 2022, and will recommend shareholder approval for the final cash dividend at our upcoming annual general meeting in May 2022. In the past, the Board did not declare an interim cash dividend for 2020 and, given the economic

146    Burford Capital Annual Report 2021

Risk factors

continued

uncertainties surrounding the Covid-19 pandemic, the Board did not propose payment of a final cash dividend for the year ended December 31, 2019. We cannot assure you that we will declare dividends or distributions in the future. The declaration and payment of dividends and distributions, if any, will always be subject to the discretion of the Board and the requirements of Guernsey law (including, among others, satisfaction of a statutory solvency test). The timing and amount of any dividends or distributions declared will depend on, among others, our cash flows from operations and available liquidity, our earnings and financial position and any applicable contractual restrictions, including restrictions in our debt instruments.

Given the demand for our capital in the legal finance marketplace and the tax inefficiency of our dividend payment to US investors, we do not anticipate regular increases in our dividend levels but rather will review dividend levels with shareholders and the Board from time to time.

In addition, we are a holding company with no material assets, other than the ownership of our subsidiaries, and no independent means of generating revenues. Accordingly, our ability to pay dividends or distributions will be subject to the ability of our subsidiaries to transfer funds to us.

Future issuances or sales of our securities may cause the market price of our ordinary shares to decline.

The market price of our ordinary shares could decline as a result of issuances of securities (including our ordinary shares) by us or sales by our existing shareholders of ordinary shares in the market, or the perception that such issuances or sales could occur. Sales of our ordinary shares by shareholders may make it more difficult for us to sell equity securities at a time and price that we deem appropriate. See “Compensation—Senior management and employee compensation—LTIP” for information relating to our ordinary shares issued, and available for future grants, under the LTIP. Issuances or sales of substantial numbers of our ordinary shares, or the perception that such issuances or sales could occur, may adversely affect the market price of our ordinary shares.

We are a foreign private issuer within the meaning of the rules under the Exchange Act and, as such, we are exempt from certain provisions applicable to US domestic public companies.

Because we qualify as a foreign private issuer within the meaning of the rules under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations that are applicable to US domestic public companies, including, among others:

▪	The rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q and current reports on Form 8-K
▪	The sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act
▪	The sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time
▪	The Regulation FD rules governing the selective disclosure of material non-public information

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we publish our interim unaudited consolidated financial statements on a semi-annual basis. Press releases relating to financial results and material events are also furnished to the SEC on Form 6-K. However, the information we are required to file with, or furnish to, the SEC is less extensive and less timely compared to that required to be filed with the SEC by US domestic public companies. As a result, you will not receive the same information that would be made available to you if we were a US domestic public company.

As a foreign private issuer whose shares are listed on the NYSE, we follow certain home country corporate governance practices instead of certain NYSE requirements.

We are incorporated under the laws of Guernsey and our corporate affairs, including with respect to corporate governance, are principally governed by the Guernsey Companies Law. We are a foreign private issuer within the meaning of the rules under the Exchange Act and the NYSE. Under the NYSE rules, a foreign private issuer is subject to less stringent corporate governance requirements. Subject to certain exceptions, the rules of the NYSE permit a foreign private issuer to follow its home country practice in lieu of the listing requirements of the NYSE, including (i) the requirement for an annual performance evaluation of the Audit Committee and the Compensation Committee, (ii) the requirement to adopt and disclose corporate governance guidelines and (iii) the requirement to have an internal audit

Burford Capital Annual Report 2021    147

Risk factors

continued

function. Accordingly, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all of the NYSE corporate governance requirements for US domestic public companies.

Losing foreign private issuer status will increase our regulatory and compliance costs.

We will lose foreign private issuer status if the majority of our ordinary shares are held in the United States. Losing foreign private issuer status in the future would require us to comply with the reporting regime that applies to US domestic public companies. The regulatory and compliance costs to us under US securities laws as a US domestic public company will potentially be greater than the costs incurred as an SEC foreign private issuer. Among other consequences, if we are not a foreign private issuer, we would be required to file periodic and current reports and registration statements on US domestic public company forms with the SEC, which are generally more detailed and extensive than the forms available to a foreign private issuer and are generally required to be filed within shorter time periods. In addition, if the majority of our ordinary shares are held in the United States, we would be required to comply with the proxy requirements applicable to US domestic public companies as well as lose the ability to rely on exemptions from corporate governance requirements that are available to foreign private issuers.

The requirements of being a US public company may strain our resources, divert management’s attention and affect our ability to attract and retain key personnel and qualified senior management and members of the Board.

We are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”), the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, as amended, the listing requirements of the NYSE and other securities rules and regulations applicable to a foreign private issuer within the meaning of the rules under the Exchange Act. Compliance with these rules and regulations has increased our legal and financial compliance costs, making some activities more difficult, time-consuming and costly, and has increased demand on our systems and resources. Such demands would likely continue to increase, particularly if we were to lose our status as a foreign private issuer. As a result of the complexity involved in complying with the rules and regulations applicable to US public companies, our management’s attention may be diverted from other business concerns, which could adversely affect our reputation, prospects, business, financial position, results of operations and/or liquidity. In addition, as a US public company, it is more expensive for us to maintain adequate director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified senior management and members of the Board.

The material weaknesses that were identified in our internal control over financial reporting, the determination that our internal control over financial reporting and disclosure controls and procedures were not effective, the restatement of our previously issued financial statements and the possibility of any future occurrences thereof could impact the reliability of our consolidated financial statements and could result in loss of investor confidence, shareholder litigation or governmental proceedings or investigations, any of which could cause the market value of our ordinary shares or debt securities to decline or impact our ability to access the capital markets.

As a Guernsey-incorporated company traded on AIM, a market operated by the London Stock Exchange, we have, since our inception in 2009, produced annual consolidated financial statements that have been prepared under the International Financial Reporting Standards and audited pursuant to the International Standards on Auditing (UK) (the “ISA UK”). We made a voluntary election to begin reporting under US GAAP for the year ended December 31, 2021, and comparative periods. As a US registrant, we are also subject to an audit by a firm subject to the oversight of the Public Company Accounting Oversight Board (the “PCAOB”), which imposes a different set of auditing standards than those of the ISA UK. We are also subject to the requirements of the Sarbanes-Oxley Act. The SEC rules implementing Section 404(a) of the Sarbanes-Oxley Act require a company subject to the reporting requirements of the Exchange Act to complete a comprehensive evaluation of its internal control over financial reporting. To comply with these rules, we are required to assess, document and test our internal control procedures, and our management is required to assess and issue a report concerning our internal control over financial reporting. In addition, because we no longer qualify as an emerging growth company under the Jumpstart Our Business Startups Act of 2012, as amended, we are subject to the independent auditor attestation requirements under Section 404(b) of the Sarbanes-Oxley Act, pursuant to which our independent auditor is required to attest to and report on management’s assessment of our internal control over financial reporting.

148    Burford Capital Annual Report 2021

Risk factors

continued

Under the PCAOB auditing standards applicable to us as a reporting company under the Exchange Act, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our consolidated financial statements will not be prevented or detected on a timely basis. As disclosed under “Controls and procedures”, material weaknesses existed in our internal control over financial reporting at December 31, 2021. See “Controls and procedures—Management’s annual report on internal control over financial reporting” for additional information relating to such material weaknesses. While we intend to establish remediation controls that are designed to address such material weaknesses and have generally enhanced our compliance program under the Sarbanes-Oxley Act during the year ended December 31, 2021, there can be no assurance that additional material weaknesses will not be identified in the future.

As disclosed in our Forms 6-K, dated December 22, 2021 and February 14, 2022, we identified errors related to the accounting treatment for accruals of compensation expense related to our “carry pools” program and our historical approach to the consolidation of certain subsidiaries that require us to restate our historical consolidated financial statements at and for the years ended December 31, 2020, 2019 and 2018 and the unaudited condensed consolidated financial statements for the six months ended June 30, 2021 and 2020.

If additional material weaknesses or accounting errors are identified in the future, our ability to record, process and report financial information accurately and to prepare consolidated financial statements within the time periods specified by the rules and regulations of the SEC could be adversely affected. This could in turn subject us to shareholder litigation or adverse regulatory consequences, including sanctions by the SEC or violations of the applicable listing rules of the NYSE, which may result in a breach of the covenants under our existing or future debt instruments. In addition, any failure to implement and maintain effective internal control over financial reporting could adversely affect the results of periodic management evaluations and the independent registered public accounting firm’s annual attestation reports regarding the effectiveness of our internal control over financial reporting. There could also be a negative reaction in the financial markets due to a loss of investor confidence in us and the reliability of our consolidated financial statements, which could have a material adverse effect on our business, financial position, results of operations and/or liquidity and lead to a decline in the market price of our ordinary shares or debt securities or impact our ability to access the capital markets.

If we are classified as a PFIC for US federal income tax purposes, such classification could result in adverse US federal income tax consequences to US investors.

If we are treated as a passive foreign investment company (“PFIC”) in any year during which a US Holder holds our ordinary shares, such US Holder could be subject to significant adverse US federal income tax consequences as a result of the ownership and disposition of our ordinary shares. See “Tax considerations—Material US federal income tax considerations” for additional information relating to PFIC classification and consequences to US federal income tax consequences to US investors.

Risks related to our incorporation in Guernsey

Your rights and protections as our shareholder will be governed by Guernsey law, which may differ in certain material respects from the rights and protections of shareholders of US corporations.

Our corporate affairs are governed principally by our memorandum and articles of incorporation and by the Guernsey Companies Law. The Guernsey Companies Law differs in certain material respects from laws applicable to companies incorporated in the United States. See “Memorandum and Articles of Incorporation”. As a result, your rights and protections as our shareholder may differ in certain material respects from the rights and protections of shareholders of US corporations.

The Royal Court of Guernsey may require a party to litigation to reimburse the prevailing party for its costs associated with the litigation, and our articles of incorporation entitle us to require shareholders to provide security against any such costs awarded to us by the Royal Court of Guernsey.

The Royal Court of Guernsey may require a party to litigation to reimburse the prevailing party for its costs associated with the litigation. Accordingly, if a shareholder were to bring an action against us in the Royal Court of Guernsey and we prevail in the litigation, the Royal Court of Guernsey may order the shareholder to reimburse us for our fees, costs and expenses incurred in connection with the defense of such action.

Article 40 of our articles of incorporation provides that we are entitled to security for costs in connection with any proceedings brought against us by a shareholder (which may include proceedings in jurisdictions outside of Guernsey).

Burford Capital Annual Report 2021    149

Risk factors

continued

This provision, for example, applies to any proceeding brought against us by a shareholder in its capacity as a shareholder under the Guernsey Companies Law or our articles of incorporation. Article 40 of our articles of incorporation does not apply to any proceeding brought against any of our directors, officers or affiliates. This means that, if a shareholder brings an action against us in the Royal Court of Guernsey, we may request that the Royal Court of Guernsey order such shareholder to provide security (which will need to be in a form acceptable to the Royal Court of Guernsey and may be direct or through a third-party surety) to satisfy any award of costs the Royal Court of Guernsey may award to us.

The Royal Court of Guernsey’s ability to award costs to us, and the provision in our articles of incorporation requiring shareholders to provide security for any such award of costs to us, could discourage shareholders from bringing lawsuits that might otherwise benefit our shareholders.

The insolvency laws of Guernsey and other jurisdictions may not be as favorable to you as the US bankruptcy laws.

We are incorporated under the laws of Guernsey. In the event of a bankruptcy, insolvency or similar event, proceedings could be initiated in Guernsey or another relevant jurisdiction. The bankruptcy, insolvency, administrative and other laws of our and our subsidiaries’ jurisdictions of organization or incorporation may be materially different from, or in conflict with, each other and those of the United States, including in the areas of rights of creditors, shareholders, priority of governmental and other creditors and duration of the proceedings. The application of these laws, or any conflict among them, could call into question whether any particular jurisdiction’s law should apply, adversely affecting our shareholders’ ability to enforce their rights under the ordinary shares in those jurisdictions or limit any amounts that they may receive.

It may be complex or time-consuming to effect service of US court process or enforcement of US judgments against us or certain of our directors and officers.

We are incorporated under the laws of Guernsey, and certain of our directors and officers reside outside of the United States. In addition, a substantial portion of our assets is located outside the United States. It may be more complex or time-consuming to serve US court process on us or our officers or directors or to enforce US court judgments against us than if we were a US company with all of our officers and directors located in the United States, including judgments predicated upon civil liabilities under US federal securities laws.

150    Burford Capital Annual Report 2021

Memorandum and articles of incorporation

The information required by Item 10.B of Form 20-F has been provided in Exhibit 2.1 to this Annual Report and is incorporated herein by reference.

Material contracts

Set forth below are material contracts outside the ordinary course of business to which we are a party. See note 14 (“Debt issued”) for additional information with respect to the material contracts required by Item 10.C of Form 20-F, which information is incorporated herein by reference. Summaries of the material contracts are not intended to be complete and reference is made to the contracts themselves, which are exhibits to this Annual Report.

Indenture, dated as of April 5, 2021, by and among Burford Capital Global Finance LLC, as issuer, Burford Capital Limited, as parent guarantor, the other guarantors party thereto from time to time and U.S. Bank Trust Company, National Association, as trustee

On April 5, 2021, Burford Capital Global Finance LLC issued $400 million aggregate principal amount of 6.250% senior notes due 2028 under an indenture among Burford Capital Global Finance LLC, as issuer, Burford Capital Limited, as parent guarantor, the other guarantors party thereto from time to time and U.S. Bank Trust Company, National Association, as successor to U.S. Bank National Association, as trustee. The 2028 Notes bear interest at a rate of 6.250% per annum, payable semiannually in arrears on April 15 and October 15 of each year.

Trust Deed, dated as of February 12, 2018, by and among Burford Capital Finance LLC, as issuer, Burford Capital Limited, Burford Capital PLC and Burford Capital Global Finance LLC, as guarantors, and U.S. Bank Trustees Limited, as trustee

On February 12, 2018, Burford Capital Finance LLC issued $180 million aggregate principal amount of 6.125% notes due 2025 under a trust deed among Burford Capital Finance LLC, as issuer, Burford Capital Limited, Burford Capital PLC and Burford Capital Global Finance LLC, as guarantors, and U.S. Bank Trustees Limited, as trustee. The 2025 Notes bear interest at a rate of 6.125% per annum, payable semiannually in arrears on February 12 and August 12 of each year.

Trust Deed, dated as of June 1, 2017, by and among Burford Capital PLC, as issuer, Burford Capital Limited, Burford Capital Finance LLC and Burford Capital Global Finance LLC, as guarantor, and U.S. Bank Trustees Limited, as trustee

On June 1, 2017, Burford Capital PLC issued £175 million aggregate principal amount of 5.000% notes due 2026 under a trust deed among Burford Capital PLC, as issuer, Burford Capital Limited, Burford Capital Finance LLC and Burford Capital Global Finance LLC, as guarantors, and U.S. Bank Trustees Limited, as trustee. The 2026 Notes bear interest at a rate of 5.000% per annum, payable semiannually in arrears on December 1 and June 1 of each year.

Trust Deed, dated as of April 26, 2016, by and among Burford Capital PLC, as issuer, Burford Capital Limited, Burford Capital Finance LLC and Burford Capital Global Finance LLC, as guarantor, and U.S. Bank Trustees Limited, as trustee

On April 26, 2016, Burford Capital PLC issued £100 million aggregate principal amount of 6.125% notes due 2024 under a trust deed among Burford Capital PLC, as issuer, Burford Capital Limited, Burford Capital Finance LLC and Burford Capital Global Finance LLC, as guarantors, and U.S. Bank Trustees Limited, as trustee. The 2024 Notes bear interest at a rate of 6.125% per annum, payable semiannually in arrears on April 26 and October 26 of each year.

Trust Deed, dated as of August 19, 2014, by and among Burford Capital PLC, as issuer, Burford Capital Limited, Burford Capital Finance LLC and Burford Capital Global Finance LLC, as guarantor, and U.S. Bank Trustees Limited, as trustee

On August 19, 2014, Burford Capital PLC issued £90 million aggregate principal amount of 6.500% notes due 2022 under a trust deed among Burford Capital PLC, as issuer, Burford Capital Limited, Burford Capital Finance LLC and Burford Capital Global Finance LLC, as guarantors, and U.S. Bank Trustees Limited, as trustee. The 2022 Notes bear interest at a rate of 6.500% per annum, payable semiannually in arrears on February 19 and August 19 of each year.

Burford Capital Annual Report 2021    151

Exchange controls and other limitations affecting security holders

Under Guernsey law, there are currently no restrictions on the export or import of capital, including foreign exchange controls, or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of our ordinary shares.

Tax considerations

For purposes of the discussion below, unless the context otherwise requires, references in this section to “we”, “our” or “us” are references to Burford Capital Limited.

Guernsey tax considerations

The summary below is based on Guernsey law and published practice in Guernsey at the date of this Annual Report, both of which are subject to change, possibly with retrospective effect. This summary is intended as a general guide to certain Guernsey tax matters related to the holders of ordinary shares only and is not, is not intended to be nor should it be construed to be, legal or tax advice or a summary of all tax matters in Guernsey.

Shareholders, whether corporations or individuals, that are not residents of Guernsey for tax purposes and that do not carry on business in Guernsey through a permanent establishment situated in Guernsey, will not be subject to Guernsey income tax or Guernsey withholding tax. Any distributions made by us to non-Guernsey tax resident shareholders will not be subject to Guernsey income tax or Guernsey withholding tax.

Individual shareholders who are residents of Guernsey for tax purposes will generally be subject to Guernsey income tax at the individual standard rate of 20% on distributions received from us.

Corporate shareholders that are residents of Guernsey for tax purposes (and that do not have exempt company status under the Income Tax (Exempt Bodies) (Guernsey) Ordinance, 1989, as amended) will generally be subject to Guernsey income tax at the company standard rate, which is currently 0%, on distributions received from us.

At the date of this Annual Report, Guernsey does not levy capital gains tax and, therefore, shareholders will not suffer capital gains tax in Guernsey.

No stamp duty is chargeable in Guernsey on the issue, acquisition, transfer, conversion or redemption or other disposition of ordinary shares (provided that it does not hold Guernsey real property).

Guernsey has implemented through domestic legislation matters related to (i) the Foreign Account Tax Compliance Act (“FATCA”) contained in the US Internal Revenue Code of 1986, as amended (the “Code”), and the Treasury Regulations promulgated thereunder and (ii) the Organisation for Economic Co-operation and Development’s regime known as the Common Reporting Standard (“CRS”). Pursuant to FATCA and CRS, disclosure and reporting of information may be required, including disclosure of certain information about shareholders, their ultimate beneficial owners and/or controllers and their investment in us. Shareholders should consult their tax advisers regarding the possible implications of FATCA, CRS and other similar regimes that may be relevant to their ownership and disposition of ordinary shares.

Material US federal income tax considerations

General

The following is a discussion of the material US federal income tax considerations that may be relevant to US Holders (as defined below). This discussion is based upon provisions of the Code, the Treasury Regulations promulgated thereunder and administrative rulings and court decisions, all as in effect or existence on the date of this Annual Report and all of which are subject to change, possibly with retroactive effect. Changes in these authorities may cause the tax consequences of ownership of ordinary shares to vary substantially from the consequences described below.

The following discussion applies only to beneficial owners of ordinary shares that own ordinary shares as “capital assets” within the meaning of Section 1221 of the Code (i.e., generally, for investment purposes) and is not intended to be applicable to all categories of shareholders, such as shareholders subject to special tax rules (i.e., banks or financial institutions, regulated investment companies, insurance companies, broker-dealers or traders in stocks and securities or currencies, tax-exempt organizations, real estate investment trusts, retirement plans or individual retirement

152    Burford Capital Annual Report 2021

accounts, US expatriates, persons who hold ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for US federal income tax purposes, traders in securities that have elected the mark-to-market method of accounting for their securities, persons liable for alternative minimum tax, persons who are investors in pass-through entities, persons that own (actually or constructively) 10% or more of our equity securities (by vote or value), persons who elect to receive dividends in a currency other than the US dollar or persons that have a functional currency other than the US dollar), each of whom may be subject to tax rules that differ significantly from those summarized below. If a partnership or other entity classified as a partnership for US federal income tax purposes holds ordinary shares, the tax treatment of its partners generally will depend upon the status of the partner and the activities of the partnership. If you are a partner in a partnership holding ordinary shares, you should consult your own tax advisor regarding the tax consequences to you of the partnership’s ownership of ordinary shares.

No ruling has been or will be requested from the Internal Revenue Service (the “IRS”) in connection with any matter affecting us or our shareholders. The statements made herein may be challenged by the IRS and, if so challenged, may not be sustained upon review in a court. This discussion does not contain information regarding any US state, US local or US estate or gift tax considerations concerning the ownership or disposition of ordinary shares. This discussion does not comment on all aspects of US federal income taxation that may be important to particular shareholders in light of their individual circumstances, and each shareholder is encouraged to consult its own tax advisor regarding the US federal, state, local and other tax consequences of the ownership or disposition of ordinary shares.

As used herein, the term “US Holder” means a beneficial owner of ordinary shares that is:

▪	An individual citizen or resident of the US;
▪	A corporation (including any entity treated as a corporation for US federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;
▪	An estate the income of which is subject to US federal income taxation regardless of its source; or
▪	A trust if (i) its administration is subject to the primary supervision of a court within the United States and one or more US persons, within the meaning of Section 7701(a)(30) of the Code, have the authority to control all substantial decisions of the trust or (ii) it has a valid election in effect under applicable Treasury Regulations to be treated as a US person for US federal income tax purposes.

Distributions

Subject to the discussion below of the rules applicable to PFICs, any distributions to a US Holder made by us with respect to ordinary shares generally will constitute dividends to the extent of our current and accumulated earnings and profits, as determined under US federal income tax principles. Distributions in excess of our earnings and profits will be treated first as a nontaxable return of capital to the extent of the US Holder’s tax basis in its ordinary shares and thereafter as capital gain. Because we do not maintain calculations of our earnings and profits under US federal income tax principles, US Holders should expect that distributions generally will be treated as dividends for US federal income tax purposes. US Holders that are corporations generally will not be entitled to claim a dividends received deduction with respect to distributions they receive from us. Distributions on ordinary shares to certain non-corporate US Holders that satisfy a minimum holding period and other generally applicable requirements should generally be eligible for taxation at preferential rates. However, non-corporate holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. Shareholders should consult their own tax advisors regarding the application of these rules to their particular circumstances. Dividends received with respect to ordinary shares generally will be treated as foreign source “passive category income” for purposes of computing allowable foreign tax credits for US federal income tax purposes. The US foreign tax credit rules are complex, and US Holders are urged to consult their own tax advisors regarding the availability of the US foreign tax credits and the application of the US foreign tax credit rules to their particular situation.

Burford Capital Annual Report 2021    153

Sale, exchange or other disposition of ordinary shares

Subject to the discussion below of the rules applicable to PFICs, a US Holder generally will recognize gain or loss upon a sale, exchange or other disposition of ordinary shares in an amount equal to the difference between the amount realized by the US Holder from such sale, exchange or other disposition and the US Holder’s adjusted tax basis in such ordinary shares. The US Holder’s tax basis in its ordinary shares generally will be the US Holder’s purchase price for ordinary shares reduced by the amount of any distributions on ordinary shares that are treated as non-taxable returns of capital (see “—Distributions”). Such gain or loss will be treated as capital gain or loss and will be long-term capital gain or loss if the US Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition. Certain US Holders (including individuals) may be eligible for preferential rates of US federal income tax in respect of long-term capital gains. A US Holder’s ability to deduct capital losses is subject to limitations. Such capital gain or loss generally will be treated as US source income or loss, as applicable, for US foreign tax credit purposes.

PFIC

In general, we will be treated as a PFIC if, in any tax year in which, after applying certain look-through rules, either (i) at least 75% of our gross income for such taxable year consists of passive income (e.g., dividends, interest, rents, royalties and capital gains from the sale or exchange of investment property) or (ii) at least 50% of the average value of the assets held by us during such taxable year produce, or are held for the production of, passive income. If we were a PFIC for any year during which a US Holder holds ordinary shares, we generally would continue to be treated as a PFIC with respect to that US Holder for all succeeding years during which that US Holder holds ordinary shares, even if we otherwise ceased to meet the requirements for PFIC status in that year.

There is substantial uncertainty regarding the tax treatment of our investments as well as the application of the PFIC rules to such investments and, in particular, whether all or some of our investments are passive assets or otherwise produce passive income under the applicable PFIC rules. As a result, although we do not believe we are currently a PFIC, and we do not expect to be treated as a PFIC in the foreseeable future, there can be no assurance the IRS will not successfully assert that we are or were a PFIC, that all or some of our investments are passive assets or otherwise produce passive income or that a change in law or interpretation of current law, possibly with retroactive effect, could cause us to be treated as a PFIC in a current, future or prior taxable year.

If we were treated as a PFIC, a US Holder would be subject to significant adverse tax consequences, including interest charges and additional taxes, on certain excess distributions, sales, exchanges or other dispositions of ordinary shares and certain transactions involving our subsidiaries that are themselves PFICs. A US Holder may mitigate certain, but not all, of these adverse consequences by making a timely “mark-to-market” election with respect to ordinary shares. In addition, certain information reporting requirements apply with respect to the ownership of ordinary shares. The US federal income tax rules relating to PFICs are very complex. Shareholders are strongly encouraged to consult their own tax advisor with respect to the impact of the PFIC rules on the purchase, ownership and disposition of ordinary shares.

Specified foreign financial assets

Individual US Holders that own “specified foreign financial assets” with an aggregate value in excess of (i) $50,000 on the last day of the tax year or (ii) $75,000 at any time during the tax year are generally required to report information relating to such assets. “Specified foreign financial assets” include any financial accounts held at a foreign financial institution, as well as securities issued by a foreign issuer (which would include ordinary shares) that are not held in accounts maintained by financial institutions. Higher reporting thresholds apply to certain married individuals. The applicable Treasury Regulations extend this reporting requirement to certain entities that are treated as formed or availed of to hold direct or indirect interests in “specified foreign financial assets” based on certain objective criteria. US Holders who fail to report the required information could be subject to substantial penalties. Shareholders are encouraged to consult their own tax advisor concerning regarding reporting obligations, if any, that would result from their purchase, ownership or disposition of ordinary shares.

Backup withholding and information reporting

In general, US Holders will be subject to information reporting requirements on dividends received with respect to ordinary shares and the proceeds of a disposition of ordinary shares, unless a US Holder is an exempt recipient (such as a corporation). Backup withholding may apply to such amounts if the US Holder fails to provide an accurate taxpayer identification number (generally on an IRS Form W-9) or is otherwise subject to backup withholding. Backup withholding is not an additional tax. A US Holder generally may obtain a credit for any amount withheld against its

154    Burford Capital Annual Report 2021

liability for US federal income tax (and obtain a refund of any amounts withheld in excess of such liability), provided that certain required information is timely furnished to the IRS.

Purchases of equity securities by the issuer and affiliated purchasers

The table below sets forth information about purchases by us and our affiliated purchasers during the year ended December 31, 2021, of equity securities that are registered by us pursuant to Section 12 of the Exchange Act:

Period	Total number of ordinary shares purchased	Average price paid per ordinary share[1]	Total number of ordinary shares purchased as part of publicly announced plans or programs	Maximum number (or approximate dollar value) of ordinary shares that may yet be purchased under the plans or programs[2]
01/01/2021-01/31/2021	—	—	—	—
02/01/2021-02/28/2021	—	—	—	—
03/01/2021-03/31/2021	18,600[3]	$ 8.51	18,600	21,886,387
04/01/2021-04/30/2021	98,129[4]	$ 10.00	98,129	21,788,258
05/01/2021-05/31/2021	—	—	—	—
06/01/2021-06/30/2021	—	—	—	—
07/01/2021-07/31/2021	—	—	—	—
08/01/2021-08/31/2021	—	—	—	—
09/01/2021-09/30/2021	248,047[5]	$ 10.86	248,047	21,540,211
10/01/2021-10/31/2021	—	—	—	—
11/01/2021-11/30/2021	—	—	—	—
12/01/2021-12/31/2021	—	—	—	—
1.	Excludes broker and transaction fees.
2.	On May 13, 2020, our shareholders approved a resolution at our annual general meeting authorizing us to purchase up to 21,904,987 ordinary shares in the open market, which authority was set to expire at the close of our annual general meeting held in May 2021. On May 18, 2021, our shareholders approved a resolution at our annual general meeting renewing our authorization to purchase up to 21,904,987 ordinary shares in the open market, which authority is set to expire at the close of our annual general meeting to be held in May 2022 (or, if earlier, at the close of business on August 17, 2022).
3.	Consists of 18,600 ordinary shares purchased by the Burford Capital Limited Employee Benefit Trust in the open market on the NYSE and AIM on March 30, 2021 and March 31, 2021, to satisfy vested awards under the LTIP. The average price of the ordinary shares purchased on AIM was converted into US dollars using the closing exchange rate of the Bank of England on the respective date of purchase.
4.	Consists of 98,129 ordinary shares purchased by the Burford Capital Limited Employee Benefit Trust in the open market on the NYSE between April 1, 2021, and April 6, 2021, to satisfy vested awards under the LTIP.
5.	Consists of (i) 13,787 ordinary shares purchased in the open market on the NYSE and AIM on September 15, 2021, to satisfy grants of awards under the NED Plan and (ii) 234,260 ordinary shares purchased by the Burford Capital Limited Employee Benefit Trust in the open market on AIM between September 17, 2021, through September 24, 2021, to satisfy vested awards under the LTIP. The average price of the ordinary shares purchased on AIM was converted into US dollars using the closing exchange rate of the Bank of England on the respective date of purchase.

Documents on display

We are subject to the reporting requirements under the Exchange Act applicable to foreign private issuers. Accordingly, we file certain reports with, and furnish other information to, the SEC. You may inspect reports and other information regarding registrants, such as us, that file electronically with the SEC without charge at a website maintained by the SEC at http://www.sec.gov or call the SEC at 1-800-SEC-0330 for further information regarding the Public Reference Room. These documents and other important information on our governance and other matters are also posted on our website at http://www.burfordcapital.com. The information on, or that can be accessed through, our website is not incorporated by reference into, and does not form a part of, this Annual Report.

Burford Capital Annual Report 2021    155

Quantitative and qualitative disclosures about market risk

Market and asset risk

We are exposed to market and asset risk with respect to our marketable securities, due from settlement of capital provision assets, capital provision assets and financial liabilities related to third-party interests in capital provision assets. With respect to our marketable securities, consisting primarily of corporate bonds, investment funds and US treasuries, market risk is the risk that the fair value of marketable securities will fluctuate due to changes in market variables, such as interest rates, credit risk, security and bond prices and foreign exchange rates. At December 31, 2021, should the prices of the investments in corporate bonds and investment funds have been 10% higher or lower while all other variables remained constant, our income and net assets would have increased and decreased, respectively, by $18 million (2020: $2 million).

We only fund capital provision assets upon undertaking an in-house due diligence process. However, capital provision assets involve high risk, and there can be no assurance of a particular realization in any individual capital provision asset. Certain of our capital provision assets are comprised of a portfolio of assets thereby mitigating the impact of the outcome of any single capital provision asset. While the claims underlying our capital provision assets are generally diverse, we monitor and manage the portfolio for related exposures that finance different clients relative to the same or very similar claims, such that the outcomes on those related exposures are likely to be correlated. Capital provision assets include a portfolio with equity risk where the price of a listed equity security is a determinant of the ultimate amount of the realization upon the resolution of the litigation risk. At December 31, 2021, should the prices of the due from settlement of capital provision assets, capital provision assets and financial liabilities related to third-party interests in capital provision assets have been 10% higher or lower while all other variables remained constant, our income and net assets would have increased and decreased, respectively, by $259 million (2020: $219 million).

The sensitivity impacts have been provided on a pre-tax basis on both income and net assets as we consider the fluctuation in our effective tax rate from period to period could indicate changes in sensitivity not driven by the valuation that are difficult to follow and detract from the comparability of this information.

Liquidity risk

We are exposed to liquidity risk. Our financing of capital provision assets requires funds to meet commitments (as described in note 22 (Financial commitments and contingent liabilities) to our consolidated financial statements) and for settlement of operating liabilities. Our capital provision assets typically require significant capital contributions with little or no immediate return and no guarantee of return or repayment. See note 2 (“Summary of significant accounting policies”) to our consolidated financial statements. In order to manage liquidity risk, we finance assets with a range of anticipated lives and hold marketable securities which can be readily realized to meet those liabilities and commitments.

Marketable securities principally include corporate bonds, asset-backed securities, investment funds, and US treasuries that can be redeemed on short notice or can be sold on an active trading market.

In 2014, 2016, 2017 and 2018, we issued a total of $699 million (based on the prevailing pound sterling to US dollar exchange rates at the applicable issue dates) aggregate principal amount of retail bonds raising sufficient extra capital to help mitigate liquidity risk. In 2021, we issued $400 million aggregate principal amount of the 2028 Notes. At December 31, 2021, interest payments on the bonds totaled approximately $296 million over the remaining eight month and three-, five-, six- and seven-year periods until maturity in August 2022, October 2024, August 2025, December 2026 and April 2028, respectively, at which point the principal amounts are required to be repaid. See note 22 (“Financial commitments and contingent liabilities”) to our consolidated financial statements for a schedule of maturities.

Credit risk

We are exposed to credit risk in various asset structures as described in note 2 (“Summary of significant accounting policies”) to our consolidated financial statements, most of which involve financing sums recoverable only out of successful capital provision assets with a concomitant risk of loss of invested cost. Upon becoming contractually entitled to proceeds, depending on the structure of the particular capital provision asset, we could be a creditor of, and subject to direct or indirect credit risk from, a claimant, a defendant and/or other parties, or a combination thereof. Moreover, we may be indirectly subject to credit risk to the extent a defendant does not pay a claimant

156    Burford Capital Annual Report 2021

immediately notwithstanding successful adjudication of a claim in the claimant’s favor. Our credit risk is uncertain given that our entitlement pursuant to our assets is generally not established until a successful resolution of claims, and our potential credit risk is mitigated by the diversity of our counterparties and indirect creditors.

We are also exposed to credit risk in respect of the marketable securities and cash and cash equivalents. The credit risk of the cash and cash equivalents is mitigated as all cash is placed with reputable banks with a sound credit rating (A-2 or higher by S&P and P-2 or higher by Moody’s). Marketable securities principally consist of investment grade corporate bonds and asset-backed securities, as well as investment in investment funds and US treasuries.

In addition, we are exposed to credit risk from opponents in litigation insurance. The underwriting process includes an assessment of counterparty credit risk, and there is a large diversification of counterparties.

The maximum credit risk exposure represented by cash, cash equivalents, marketable securities, due from settlement of capital provision assets and capital provision assets is specified in our consolidated statements of financial position.

Further, we are exposed to credit risk on financial assets held at amortized cost and receivables in other assets. The maximum credit exposure for such amounts is the carrying value at December 31, 2021, of approximately $22 million (2020: $22 million). We review the lifetime expected credit loss based on historical collection performance, the specific provisions of any settlement agreement and a forward-looking assessment of macro-economic factors. Based on this review, we have not identified any material expected credit loss relating to the financial assets held at amortized cost, except for as set forth in note 6 (Capital provision assets) to our consolidated financial statements, we recognized $500,000 of impairment during the year ended December 31, 2021 (2020: $nil; 2019: $1 million).

Currency risk

We hold assets denominated in currencies other than US dollars, our functional currency, including the British pound sterling, Euro and the Australian dollar. Further, we issued British pound sterling debt during 2014, 2016 and 2017. We are therefore exposed to currency risk, as values of the assets and liabilities denominated in other currencies will fluctuate due to changes in exchange rates. We may use forward exchange contracts from time to time to mitigate currency risk.

At December 31, 2021, should the British pound sterling, Euro and Australian dollar have strengthened or weakened by 10% against the US dollar while all other variables remained constant, our capital provision assets and other net assets /(liabilities) would have would have increased/(decreased), respectively, as set forth in the table below:

($ in thousands)	Capital provision assets	Other assets/ (liabilities)	Credit risk exposure of 10%
US dollar	2,680,614	(547,570)	—
Sterling	31,997	(412,136)	(38,014)
Euro	180,672	97	18,077
Australian dollar	7,182	(166)	702
	2,900,465	(959,775)	(19,235)

At December 31, 2020, should the British pound sterling, Euro and Australian dollar have strengthened or weakened by 10% against the US dollar while all other market variables remained constant, our capital provision assets and other net assets / (liabilities) would have would have increased/(decreased), respectively, as set forth in the table below:

($ in thousands)	Capital provision assets	Other assets/ (liabilities)	Credit risk exposure of 10%
US dollar	2,312,437	(168,543)	—
Sterling	79,748	(490,626)	(41,088)
Euro	168,975	78	16,905
Australian dollar	3,582	(157)	343
	2,564,742	(659,248)	(23,840)

Burford Capital Annual Report 2021    157

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Our exposure to market risk for changes in floating interest rates relates primarily to our cash, certain marketable securities and capital provision assets. All cash bears interest at floating rates. There are certain capital provision assets, due from settlement of capital provision assets and marketable securities that earn interest based on fixed rates, but those assets do not have interest rate risk as they are not exposed to changes in market interest rates. Our outstanding debt incurs interest at a fixed rate and, therefore, is not exposed to changes in market interest rates.

The interest-bearing floating rate assets and liabilities are denominated in both US dollars and British pound sterling. If interest rates increased/decreased by 25 basis points while all other variables remained constant, the profit for the year ended December 31, 2021, and net assets at December 31, 2021, would increase/decrease by $0.5 million (2020: $1.0 million). For fixed rate assets and liabilities, it is estimated that there would be no material impact on profit or net assets. Fixed rate liabilities include our outstanding indebtedness as described in note 14 (Debt issued) to our consolidated financial statements.

The table below sets forth respective maturity periods of our floating and fixed rate assets and liabilities at December 31, 2021:

Maturity period at December 31, 2021 ($ in thousands)	Floating	Fixed	Total
Assets
Less than 3 months	180,255	15,844	196,099
3 to 6 months	—	23,672	23,672
6 to 12 months	—	2,682	2,682
1 to 2 years	—	57,493	57,493
Greater than 2 years	11,110	104,370	115,480
Liabilities
6 to 12 months	—	(83,595)	(83,595)
Greater than 2 years	—	(950,618)	(950,618)
Net asset/(liabilities)	191,365	(830,152)	(638,787)

The table below sets forth respective maturity periods of our floating and fixed rate assets and liabilities at December 31, 2020:

Maturity period at December 31, 2020 ($ in thousands)	Floating	Fixed	Total
Assets
Less than 3 months	329,570	1,154	330,724
3 to 6 months	—	1,575	1,575
6 to 12 months	—	1,606	1,606
1 to 2 years	—	1,717	1,717
Greater than 2 years	61,092	65,585	126,677
Liabilities			—
1 to 2 years	—	(117,823)	(117,823)
Greater than 2 years	—	(555,347)	(555,347)
Net asset/(liabilities)	390,662	(601,533)	(210,871)

158    Burford Capital Annual Report 2021

Controls and procedures

Disclosure controls and procedures

We maintain disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, that are designed to ensure that information required to be disclosed in the reports we file or furnish under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

In designing and evaluating our disclosure controls and procedures, our management necessarily is required to apply its judgment in evaluating the costs and benefits of possible control and procedure design options. The design of our disclosure controls and procedures also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Thus, in designing and evaluating our disclosure controls and procedures, our management, including our Chief Executive Officer and Chief Financial Officer, recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable, not absolute, assurance of achieving the desired objectives of the disclosure controls and procedures.

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures pursuant to Rule 13a-15(b) under the Exchange Act at December 31, 2021. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, at December 31, 2021, our disclosure controls and procedures were not effective due to material weaknesses in internal control over financial reporting. See “—Management’s annual report on internal control over financial reporting” for additional information relating to the material weaknesses.

Management’s annual report on internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act, is a process designed by, or under the supervision of, a company's principal executive officer and principal financial officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

▪	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company
▪	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company
▪	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal control over financial reporting at December 31, 2021. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control—Integrated Framework (2013). Based on such assessment, our management has concluded that, at December 31, 2021, our internal control over financial reporting was not effective due to material weaknesses in internal control over financial reporting described below. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

Burford Capital Annual Report 2021    159

In connection with its assessment, our management identified a number of control deficiencies, each of which would not result in a determination of material weakness on a standalone basis. However, when aggregating these control deficiencies, our management concluded there was a material weakness relating to each of (i) the preparation of evidence to demonstrate completeness and accuracy of information prepared by entity (“IPE”) and (ii) management review controls. IPE is any information that is produced internally by a company and provided as evidence supporting controls of such company. Management review controls are the reviews conducted by management of estimates and other kinds of information for reasonableness.

At the date of this Annual Report, our management, in consultation with the Audit Committee, has identified and begun to implement a remediation plan to address the timing of the control execution through re-alignment of resources, hiring of additional personnel, training of personnel and enhancing the timing of the review and close processes. Our management believes the measures described above will remediate the material weaknesses that we have identified.

The effectiveness of our internal control over financial reporting at December 31, 2021, has been audited by Ernst & Young LLP, our independent registered public accounting firm, as stated in their report, which is included herein.

Changes in internal control over financial reporting

Except as otherwise discussed above, no changes in our internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act, occurred during the year ended December 31, 2021, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Attestation report of independent registered public accounting firm

Ernst & Young LLP, our independent registered public accounting firm that audited our consolidated financial statements included in this Annual Report, has issued its attestation report on our internal control over financial reporting contained elsewhere in this Annual Report.

Principal accountant fees and services

Ernst & Young LLP has acted as our independent registered public accounting firm during each of the years ended December 31, 2019, 2020 and 2021.

Pre-approval policies

The Audit Committee monitors and preapproves the fees paid to our independent registered public accounting firm for all audit and non-audit services. It has developed and adopted a policy with clear guidelines on the engagement of the independent registered public accounting firm. This policy is designed to help ensure that the independence of our independent registered public accounting firm is maintained. It limits the scope of services that our independent registered public accounting firm may provide to Burford, stipulating certain permissible types of audit-related and non-audit services, including tax services and other services, that have been preapproved by the Audit Committee. The Audit Committee preapproves all other services on a case-by-case basis. Our independent registered public accounting firm is required to report periodically to the Audit Committee about the scope of the services it has provided to the company and the fees for the services it has performed to date.

Audit fees

Audit fees include fees for work performed by our independent registered public accounting firm to issue opinions on our consolidated financial statements and to issue reports on local statutory financial statements. Ernst & Young LLP billed us approximately $2.1 million and $4.4 million for audit services for the years ended December 31, 2020 and 2021, respectively.

Audit-related fees

Audit-related fees include fees for other assurance services provided by our independent registered public accounting firm but not restricted to those that can only be provided by the statutory auditor, such as reviews of interim financial information and other audit-related services. Ernst & Young LLP billed us approximately $0.1 million and $0.3 million for audit-related services for the years ended December 31, 2020 and 2021, respectively.

160    Burford Capital Annual Report 2021

Tax fees

Tax fees include fees associated with tax compliance, assistance with historical tax matters and other tax-related services. Ernst & Young LLP billed us approximately $0.7 million and $0.5 million for tax advice for the years ended December 31, 2020 and 2021, respectively.

All other fees

All other fees include services related primarily to our listing on the NYSE in October 2020, and the issuance of the 2028 Notes in April 2021. Ernst & Young LLP billed us approximately $1.0 million and $0.2 million for services other than those described under “—Audit fees”, “—Audit-related fees” and “—Tax fees” for the years ended December 31, 2020 and 2021, respectively.

Burford Capital Annual Report 2021    161

Exhibits

Exhibit No.	Description

1.1

Articles of Incorporation (incorporated by reference to Exhibit 1.1 to the Registration Statement on Form 20-F of Burford Capital Limited (File No. 001-39511) as filed with the SEC on September 11, 2020 (the “Registration Statement”)).

1.2	Memorandum of Incorporation (incorporated by reference to Exhibit 1.2 to the Registration Statement).

2.1	Description of Securities (incorporated by reference to Exhibit 2.1 to the Annual Report on Form 20-F of Burford Capital Limited (File No. 001-39511) as filed with the SEC on March 24, 2021).

4.1

Trust Deed, dated as of February 12, 2018, by and among Burford Capital Finance LLC, as issuer, Burford Capital Limited, Burford Capital PLC and Burford Capital Global Finance LLC, as guarantors, and U.S. Bank Trustees Limited, as trustee (incorporated by reference to Exhibit 4.1 to the Registration Statement).

4.2

Trust Deed, dated as of June 1, 2017, by and among Burford Capital PLC, as issuer, Burford Capital Limited, Burford Capital Finance LLC and Burford Capital Global Finance LLC, as guarantors, and U.S. Bank Trustees Limited, as trustee (incorporated by reference to Exhibit 4.2 to the Registration Statement).

4.3

Trust Deed, dated as of April 26, 2016, by and among Burford Capital PLC, as issuer, Burford Capital Limited, Burford Capital Finance LLC and Burford Capital Global Finance LLC, as guarantors, and U.S. Bank Trustees Limited, as trustee (incorporated by reference to Exhibit 4.3 to the Registration Statement).

4.4

Trust Deed, dated as of August 19, 2014, by and among Burford Capital PLC, as issuer, Burford Capital Limited, Burford Capital Finance LLC and Burford Capital Global Finance LLC, as guarantors, and U.S. Bank Trustees Limited, as trustee (incorporated by reference to Exhibit 4.4 to the Registration Statement).

4.5

Indenture, dated as of April 5, 2021, by and among Burford Capital Global Finance LLC, as issuer, Burford Capital Limited, as parent guarantor, the other guarantors party thereto from time to time and U.S. Bank Trust Company, National Association, as successor to U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 99.1 to the Current Report on Form 6-K of Burford Capital Limited (File No. 001-39511) as filed with the SEC on April 6, 2021).

4.6	Long-Term Incentive Plan, amended and renewed as of May 13, 2020 (incorporated by reference to Exhibit 4.5 to the Registration Statement).

8.1*	List of Subsidiaries of Burford Capital Limited.

12.1*	Certification of Chief Executive Officer required pursuant to Rule 13a-14(a) / 15d-14(a).

12.2*	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) / 15d-14(a).

13.1**	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

15.1*	Consent of Ernst & Young LLP.

101

The following financial information from Burford Capital Limited’s Annual Report on Form 20-F for the year ended December 31, 2021, formatted in iXBRL (Inline eXtensible Business Reporting Language): (i) the consolidated statements of comprehensive income for the years ended December 31, 2021, 2020 and 2019, (ii) the consolidated statements of financial position at December 31, 2021 and 2020, (iii) the consolidated statements of cash flows for the years ended December 31, 2021, 2020 and 2019, (iv) the consolidated statements of changes in equity for the years ended December 31, 2021, 2020 and 2019 and (v) the notes to the consolidated financial statements.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

*	Filed herewith.
**	Furnished herewith.

162    Burford Capital Annual Report 2021

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F on its behalf.

BURFORD CAPITAL LIMITED

	By:	/s/ Charles Parkinson
	Name:	Charles Parkinson
	Title:	Authorized Person

Dated: March 29, 2022

Burford Capital Annual Report 2021    163

Cross reference

Item		Form 20-F caption	Location in this Annual Report
1		Identity of directors, senior management and advisers	N/A
2		Offer statistics and expected timetable	N/A
3		Key information
	A	[Reserved]	N/A
	B	Capitalization and indebtedness	N/A
	C	Reasons for the offer and use of proceeds	N/A
	D	Risk factors	133-150
4		Information on the Company
	A	History and development of the Company	12-13
	B	Business overview	8-23, 39-48, see also Item 5
	C	Organizational structure	22
	D	Property, plants and equipment	23
4A		Unresolved staff comments	N/A
5		Operating and financial review and prospects
	A	Operating results	8-12, 25-51, see also Item 5.D
	B	Liquidity and capital resources	8-12, 35-39
	C	Research and development, patents and licenses, etc.	36
	D	Trend information	24-48, see also Item 5.A
	E	Critical accounting estimates	48-49
6		Directors, senior management and employees
	A	Directors and senior management	119-123
	B	Compensation	127-131
	C	Board practices	119, 123-126
	D	Employees	21
	E	Share ownership	127-131
7		Major shareholders and related party transactions
	A	Major shareholders	132
	B	Related party transactions	132
	C	Interests of experts and counsel	N/A
8		Financial information
	A	Consolidated statements and other financial information	38, see also Item 18
	B	Significant changes	118
9		The offer and listing
	A	Offer and listing details	12
	B	Plan of distribution	N/A
	C	Markets	12
	D	Selling shareholders	N/A
	E	Dilution	N/A
	F	Expenses of the issue	N/A
10		Additional information
	A	Share capital	N/A
	B	Memorandum and articles of association	151
	C	Material contracts	151
	D	Exchange controls	152
	E	Taxation	152-155
	F	Dividends and paying agents	N/A
	G	Statements by experts	N/A
	H	Documents on display	155
	I	Subsidiary information	N/A
11		Quantitative and qualitative disclosures about market risk	156-158
12		Description of securities other than equity securities
	A	Debt securities	N/A
	B	Warrants and rights	N/A
	C	Other securities	N/A
	D	American depositary shares	N/A
13		Defaults, dividend arrearages and delinquencies	N/A
14		Material modifications to the rights of security holders and use of proceeds	N/A

164    Burford Capital Annual Report 2021

Item	Form 20-F caption	Location in this Annual Report
15	Controls and procedures	159*-160
16	[Reserved]	N/A
16A	Audit committee financial expert	125
16B	Code of ethics	126
16C	Principal accountant fees and services	160-161
16D	Exemptions from the listing standards for audit committees	N/A
16E	Purchases of equity securities by the issuer and affiliated purchasers	155
16F	Change in registrant’s certifying accountant	N/A
16G	Corporate governance	123-126
16H	Mine safety disclosure	N/A
16I	Disclosure regarding foreign jurisdictions that prevent inspections	N/A
17	Financial statements	See Item 18
18	Financial statements	69-118
19	Exhibits	162

Burford Capital Annual Report 2021    165

Further information

Directors Hugh Steven Wilson (Chairman) Christopher Bogart Robert Gillespie Andrea Muller Charles Nigel Kennedy Parkinson John Sievwright	Independent registered public accounting firm Ernst & Young LLP (1438) St. Julian’s Avenue St. Peter Port Guernsey GY1 2HH

Registered office Oak House Hirzel Street St. Peter Port Guernsey GY1 2NP	Advisors to the company on Guernsey law Ogier (Guernsey) LLP Redwood House St. Julian’s Avenue St. Peter Port Guernsey GY1 1WA

Advisors to the company on English law Freshfields Bruckhaus Deringer LLP 100 Bishopsgate London EC2P 2SR United Kingdom	Advisors to the company on US law Cravath, Swaine & Moore LLP 825 Eighth Avenue New York, New York 10019 United States of America

Nominated adviser and joint brokers Numis Securities Ltd 45 Gresham Street London EC2V 7BF United Kingdom	Joint brokers Jefferies International Limited 100 Bishopsgate London EC2N 4JL United Kingdom

Registrar Computershare Investor Services (Guernsey) Limited Tudor House Le Bordage St. Peter Port Guernsey GY1 1DB	Administrator and company secretary Oak Fund Services (Guernsey) Limited Oak House Hirzel Street St. Peter Port Guernsey GY1 3RH

Computershare Investor Services P.O. Box 505005 Louisville, Kentucky 40233-5005

166    Burford Capital Annual Report 2021

Equity and debt securities

Issuer	Security	Exchange	Ticker	ISIN/CUSIP	FIGI	SEDOL/ID

Burford Capital Limited	Ordinary Shares	New York Stock Exchange	BUR	GG00BMGYLN96	BBG004FJ52G6	BMHLZ26 US
G17977110

		London Stock Exchange—AIM	BUR	GG00BMGYLN96	BBG000PN88Q7	BMGYLN9 GB

Burford Capital PLC	Bond	London Stock Exchange—Main Market	BUR1	XS1088905093	BBG006VZCHM9	EK3990638
	Bond		BUR2	XS1391063424	BBG00CMS9C56	JK7086578
	Bond		BUR3	XS1614096425	BBG00GPZLYD7	AN5937551

Burford Capital Finance LLC	Bond	London Stock Exchange—Main Market	BUR4	XS1756325228	BBG00JWN4HQ2	AQ9291818

Burford Capital Global Finance LLC	Bond	Unlisted	N/A	Rule 144A: US12116LAA70 / 12116L AA7 Regulation S: USU1056LAA99 / U1056L AA9

Company website

Our website is located at www.burfordcapital.com. The information on, or that can be accessed through, our website is not incorporated by reference into, and does not form a part of, this Annual Report.

Investor relations enquiries

For all investor relations enquiries about Burford Capital Limited, please contact:

Investor Relations
Burford Capital
Brettenham House
2-19 Lancaster Place
London WC2E 7EN
United Kingdom

Telephone: +44 (0)20 3530 2023

Investor Relations
Burford Capital
350 Madison Avenue
New York, New York 10017
United States

Telephone: +1 (212) 235 6820

Email: IR@burfordcapital.com

Visit the investor relations section of our website located at www.burfordcapital.com/shareholders for investor relations information, including the latest share price, presentations relating to financial position and results of operations and regulatory news. The information on, or that can be accessed through, our website is not incorporated by reference into, and does not form a part of, this Annual Report.

Burford Capital Annual Report 2021    167