Form 20-F
period 2022-12-31
Burford Capital Ltd
filed 2023-05-16
CIK 1714174

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark one)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. At December 31, 2022, there were 218,581,877 ordinary shares outstanding.

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

U.S. GAAP ☒ International Financial Reporting Standards as issued by the International Accounting Standards Board ☐ Other ☐

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

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐ No ☐

Explanatory note

Background on restatement of previously issued consolidated financial statements

In this annual report on Form 20-F for the year ended December 31, 2022 (this “Annual Report”), references to “Burford”, “we”, “us” or “our” refer to Burford Capital Limited and its subsidiaries, unless the context requires otherwise.

We have always considered and managed our business on a cash basis and provided significant amounts of data to investors to enable them to do the same. We believe that deployments and realizations, as well as two key performance metrics derived from those cash outflows and inflows, internal rate of return and return on invested capital are the best measures of the success of our business. The restatement and revisions to our valuation policy described throughout this Annual Report have no impact on those metrics or the management and operation of the business.

Another important component of our strategy as a company has been to be a leader in the areas of corporate governance and corporate responsibility. Our risk management and compliance culture is critical to our success. We have been subject to the incremental reporting and compliance requirements of a public company, beginning with the commencement of trading of our ordinary shares on the London Stock Exchange’s AIM in October 2009 and increasing further at the time of our listing on the New York Stock Exchange in October 2020.

The accounting for capital provision assets has been a significant area of focus for us. In consultation with a range of professional advisers, we developed an approach to fair value accounting for our capital provision assets under International Financial Reporting Standards. In anticipation of the loss of “foreign private issuer” status for reporting purposes under the rules of the US Securities and Exchange Commission (the “SEC”), commencing with the year ended December 31, 2021, we began reporting our financial statements in accordance with generally accepted accounting principles in the United States (“US GAAP”). As part of this transition, we again focused on the accounting for capital provision assets in consultation with accounting specialists and adopted a policy that we concluded to be compliant with US GAAP.

Following comments from and engagement with the staff of the SEC, we have, in consultation with our independent auditor, revised our approach to fair value accounting for our capital provision assets in consideration of Accounting Standards Codification Topic 820—Fair Value Measurement (“ASC 820”). As a result of this work, we have moved to a revised approach to determine the fair value of our capital provision assets. While the revised approach retains objective events in the underlying litigation as the principal determinant of fair value changes, it uses a discounted cash flow model that incorporates interest rates, litigation duration and other traditional valuation factors to determine the fair value of our capital provision assets.

In addition to applying this revised valuation approach to our consolidated financial statements for the year ended December 31, 2022, we have applied it retroactively to the prior three years of our consolidated financial statements. Management and the audit committee (the “Audit Committee”) of our board of directors (the “Board”) concluded on May 2, 2023 that our consolidated financial statements for the years ended December 31, 2021, 2020 and 2019 and the six months ended June 30, 2022 should be restated to correct a material understatement of capital provision assets and capital provision income given the application of the revised valuation approach; definitionally, any such restatement is considered to be for the correction of a material error. We believe that presenting our consolidated financial statements for the year ended December 31, 2022, together with our restated consolidated financial statements for the years ended December 31, 2021, 2020 and 2019, in this Annual Report will allow readers to review all pertinent data in a single document. Therefore, we do not plan to amend our previously filed annual reports on Form 20-F for the years ended December 31, 2021, 2020 and 2019. In addition, for comparative purposes, we intend to present our restated condensed consolidated financial statements for the six months ended June 30, 2022 when we issue our condensed consolidated financial statements for the three and six months ending June 30, 2023.

Restatement of previously issued consolidated financial statements and related information

In addition to the consolidated financial statements and related information for the year ended December 31, 2022, this Annual Report includes the following information (collectively, the “Restatement”):

▪	the restated consolidated statements of financial position at December 31, 2021 and 2020

2    Burford Capital Annual Report 2022

▪	the related restated consolidated statements of operations, consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows for the years ended December 31, 2021, 2020, and 2019
▪	the amended “Financial and operational review” section related to the years ended December 31, 2021, 2020, and 2019

The Restatement applies the revised approach to fair value accounting for our capital provision assets discussed above, which definitionally corrects a material error that resulted in an understatement of $216.8 million and $149.6 million of our capital provision assets at December 31, 2021 and 2020, respectively, and an understatement of $67.0 million and $170.6 million of unrealized gains for the years ended December 31, 2021 and 2019, respectively, and an overstatement of $25.2 million of unrealized gains for the year ended December 31, 2020. In connection with the Restatement, we have also corrected our opening retained earnings balance at January 1, 2019 to correct the understatement of unrealized gains for periods prior to the period ended December 31, 2019.

See note 2 (Summary of significant accounting policies—Restatement), note 6 (Capital provision assets) and note 15 (Fair value of assets and liabilities) for additional information with respect to the Restatement.

Considerations relating to internal control over financial reporting

The SEC has adopted the definitions of “material weakness” and “significant deficiency” used in the auditing standards promulgated by the Public Company Accounting Oversight Board (the “PCAOB”). Under such standards, a material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the financial statements will not be prevented or detected on a timely basis. Under the PCAOB auditing standards, a restatement of financial statements is by definition evidence of a material weakness in internal controls. Thus, in connection with our review of our consolidated financial statements leading to the Restatement, we identified a material weakness related to the determination of our approach to measure the fair value of our capital provision assets in accordance with ASC 820 in our internal control over financial reporting which failed to prevent or detect the identified misstatements requiring the Restatement. As a result, we have no alternative but to conclude that, due to the material weaknesses in our internal control over financial reporting, our internal control over financial reporting and our disclosure controls and procedures were not effective at each of December 31, 2022 and 2021. See “Controls and procedures” for additional information with respect to material weaknesses in internal control over financial reporting and our related remediation activities.

Forward-looking statements

In addition to statements of historical fact, this Annual Report contains “forward-looking statements” within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended (the “Exchange Act”). The disclosure and analysis set forth in this Annual Report include assumptions, expectations, projections, intentions and beliefs about future events in a number of instances, particularly in relation to our operations, cash flows, financial position, plans, strategies, business prospects, changes and trends in our business and the markets in which we operate. These statements are intended as “forward-looking statements”. In some cases, predictive, future-tense or forward-looking words such as “aim”, “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “forecast”, “guidance”, “intend”, “may”, “plan”, “potential”, “predict”, “projected”, “should” or “will” or the negative of such terms or other comparable terminology are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. In addition, we and our representatives may from time to time make other oral or written statements which are forward-looking statements, including in our other periodic reports that we file with, or furnish to, the SEC, other information made available to our security holders and other written materials. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors because they relate to events and depend on circumstances that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and are based on numerous assumptions, expectations, projections, intentions and beliefs and that our actual results of operations, including our financial position and liquidity, and the development of the industry in which we operate may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements contained in this Annual Report. In addition, even if our results of operations, including our financial position and liquidity, and the development of the industry in which we operate are consistent with the forward-looking statements contained in this Annual Report, those results of operations or developments may not be indicative of results of operations or developments in subsequent periods.

Burford Capital Annual Report 2022    3

Factors that might cause future results of operations or developments to differ include, among others, the following:

▪	Adverse litigation outcomes and timing of resolution of litigation matters
▪	Our ability to identify and select suitable legal finance assets
▪	Improper use or disclosure of, or access to, privileged information under our control due to cybersecurity breaches, unauthorized use or theft
▪	Inaccuracy or failure of the probabilistic model and decision science tools, including artificial intelligence (“AI”) tools, we use to predict the returns on our legal finance assets and in our operations
▪	Changes and uncertainty in laws, regulations and rules relating to the legal finance industry, including those relating to privileged information
▪	Inadequacies in our due diligence process or unforeseen developments
▪	Credit risk and concentration risk relating to our legal finance assets
▪	Lack of liquidity of our legal finance assets and commitments that are in excess of our available funds
▪	Our ability to obtain attractive external capital or to refinance our outstanding indebtedness and our ability to raise capital to meet our liquidity needs
▪	Competitive factors and demand for our services and capital
▪	Negative publicity or public perception of the legal finance industry or us
▪	Valuation uncertainty in respect of the fair value of our capital provision assets
▪	Current and future legal, political and economic forces, including uncertainty surrounding the effects, severity and duration of public health threats and/or military actions
▪	Potential liability from litigation and legal proceedings against us
▪	Our ability to retain key personnel
▪	Improper functioning of our information technology systems or those of our third-party service providers
▪	Failure to maintain effective internal control over financial reporting or effective disclosure controls and procedures
▪	Other factors discussed under “Risk factors”

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

The forward-looking statements speak only as of the date of this Annual Report and, except as required by applicable law, we undertake no obligation to update or revise any forward-looking statements contained in this Annual Report, whether as a result of new information, future events or otherwise.

Summary of risk factors

Risks relating to our business and industry

▪	Litigation outcomes are risky and difficult to predict, and a loss in a litigation matter may result in the total loss of our capital associated with that matter.
▪	Our revenues, earnings and cash flows can vary materially between periods as both the timing of resolution and the outcome of litigation matters are difficult to predict.
▪	Our success depends on our ability to identify and select suitable legal finance assets to fund, and our failure to do so could have a material adverse effect on our business, financial position, results of operations and/or liquidity.

4    Burford Capital Annual Report 2022

▪	Our business and operations could suffer if we are not able to prevent improper use or disclosure of, or access to, privileged information under our control due to cybersecurity breaches, unauthorized use or theft.
▪	The inaccuracy or failure of the probabilistic model and decision science tools, including AI tools, we use to predict the returns on our legal finance assets and in our operations could have a material adverse effect on our business.
▪	The laws relating to privileged information are complex and continue to evolve, and any adverse court rulings, changes in law or other developments could impair our ability to conduct effective due diligence on potential legal finance assets.
▪	The due diligence process that we undertake in connection with funding legal finance assets may not reveal all facts that may be relevant in connection with such funding.
▪	Investors will not have an opportunity to independently evaluate our legal finance assets.
▪	We are subject to credit risk relating to our various legal finance assets which could adversely affect our business, financial position, results of operations and/or liquidity.
▪	Our portfolio may be concentrated in cases likely to have correlated results, and we have a number of assets involving the same counterparty.
▪	The lack of liquidity of our legal finance assets may adversely affect our business, financial position, results of operations and/or liquidity.
▪	We have commitments that are in excess of our available funds.
▪	Changes in the market conditions may negatively impact our ability to obtain attractive external capital or to refinance our outstanding indebtedness and may increase the cost of such financing or refinancing if it is obtained.
▪	We face substantial competition for opportunities to finance legal assets, which could delay commitment and/or deployment of our capital, reduce returns and result in losses.
▪	If the lawyers we rely on to prosecute and/or defend claims do not exercise due skill and care, or the interests of their clients do not align with ours, there may be a material adverse effect on the value of our legal finance assets.
▪	If the commitments we make on behalf of our private funds perform poorly, we may not earn asset management fees and/or performance fees, and our ability to raise capital for future funds may be materially and adversely affected.
▪	A significant portion of our AUM (as defined below) is attributable to private funds with a single investor.
▪	We face competition for investments in our asset management business and may not be successful in raising funds in the future.
▪	Negative publicity or public perception of the legal finance industry or us could adversely affect our reputation, business, financial position, results of operations and/or liquidity.
▪	We report our capital provision assets at fair value, which may result in us recognizing non-cash income that may never be realized.
▪	Legal, political and economic uncertainty surrounding the effects, severity and duration of public health threats (such as the Covid-19 pandemic) could adversely affect our business, financial position, results of operations and/or liquidity.
▪	Expectations relating to environmental, social and governance (“ESG”) considerations could expose us to potential liabilities, increased costs, reputational harm and adversely affect our business, financial position, results of operations and/or liquidity.
▪	There are inherent uncertainties involved in estimates, judgments and assumptions used in the preparation of our consolidated financial statements.
▪	Our past performance may not be indicative of our future results of operations.
▪	Litigation and legal proceedings against us could adversely impact our business, financial position, results of operations and/or liquidity.
▪	Our success depends substantially on the continued retention of certain key personnel and our ability to hire and retain qualified personnel in the future to support our growth and execute our business strategies.

Burford Capital Annual Report 2022    5

▪	Our international operations subject us to increased risks.
▪	We may face exposure to foreign currency exchange rate fluctuations and may hold unhedged securities positions.
▪	The tax treatment of our financing agreements is subject to significant uncertainty.

Risks relating to regulation

▪	The laws, regulations and rules relating to legal finance are evolving and may be uncertain, which may have negative consequences for the value or enforcement of our contractual agreements with our counterparties, our ability to do business in certain jurisdictions or our cost of doing business.
▪	Our asset management business is highly regulated, and changes in regulation or regulatory violations could adversely affect our business.
▪	We are subject to the risk of being deemed an investment company.

Risks relating to cybersecurity, third-party service providers, information technology and data privacy and protection

▪	Cybersecurity risks could result in the loss of data, interruptions in our business or damage to our reputation and subject us to regulatory actions, increased costs and financial losses, any of which could have a material adverse effect on our business, financial position, results of operations and/or liquidity.
▪	The failure of our third-party service providers to fulfill their obligations, or misconduct by our third-party service providers, may have a material adverse effect on our business, financial position, results of operations and/or liquidity.
▪	Our operations are dependent on the proper functioning of information technology systems.
▪	We are required to maintain the privacy and security of personal information and comply with applicable data privacy and protection laws and regulations.

Risks relating to our indebtedness

▪	We may not be able to generate sufficient cash to service our indebtedness and may be forced to take other actions to meet our obligations under our indebtedness, which may not be successful.
▪	Despite our level of indebtedness, we may be able to incur substantial additional indebtedness, which could further exacerbate the risks associated with our substantial indebtedness.

Risks relating to our ordinary shares

▪	Certain risks relating to our ordinary shares, including fluctuations in the trading price and volume of our ordinary shares, lack of assurance that we will pay dividends or distributions on our ordinary shares and declines in the market price of our ordinary shares as a result of future issuances or sales of our securities
▪	Certain risks relating to the requirements of being a US public company as well as our current status as a foreign private issuer and our expected loss of such status
▪	Certain risks relating to the material weaknesses that were identified in our internal control over financial reporting, the determination that our internal control over financial reporting and disclosure controls and procedures were not effective and the restatements of our previously issued financial statements

Risks relating to our incorporation in Guernsey

▪	Certain risks relating to our incorporation in Guernsey, including differences in rights and protections afforded to our shareholders under Guernsey law, insolvency laws of Guernsey being less favorable than US bankruptcy laws and complexities of effecting service of US court process or enforcement of US judgments

Basis of presentation of financial information

We report our consolidated financial statements at and for the year ended December 31, 2022 and comparative periods included in this Annual Report in accordance with the generally accepted accounting principles in the United States (“US GAAP”). Our consolidated financial statements are presented in US dollars.

6    Burford Capital Annual Report 2022

In connection with the preparation of our consolidated financial statements at and for the year ended December 31, 2022, management implemented a revised valuation methodology to provide an improved application of ASC 820 to our capital provision assets. We have restated in this Annual Report our previously issued consolidated financial statements at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019. See “Explanatory Note”, note 2 (Summary of significant accounting policies—Restatement), note 6 (Capital provision assets) and note 15 (Fair value of assets and liabilities) for additional information with respect to the Restatement.

Non-GAAP financial measures relating to our business structure

US GAAP requires us to present financial statements that consolidate some of the limited partner interests in private funds we manage as well as assets held on our balance sheet where we have a partner or minority investor. See note 16 (Variable interest entities) to our consolidated financial statements for additional information. We refer to this presentation as “consolidated”. We strive to provide a view of Burford as a stand-alone business (i.e., eliminating the impact of these private funds) by furnishing information on a non-GAAP basis that eliminates the effect of this consolidation. We refer to this presentation as “Burford-only”. In addition, we strive to provide supplemental information that presents the totality of our legal finance activities by furnishing information on a non-GAAP basis that reflects the contribution of both our consolidated and non-consolidated private funds. We refer to this presentation as “Group-wide”.

To that end, throughout this Annual Report, we refer to our business as follows:

▪	Consolidated
Refers to assets, liabilities and activities that include those third-party interests, partially owned subsidiaries and special purpose vehicles that we are required to consolidate under US GAAP. At the date of this Annual Report, the major entities where there is also a third-party partner in, or owner of, those entities include the Strategic Value Fund, BOF-C, the Advantage Fund, Colorado and several other entities in which we hold investments where there is also a third-party partner in, or owner of, those entities.
▪	Burford-only
Refers to assets, liabilities and activities that pertain only to Burford on a proprietary basis, excluding any third-party interests and the portions of jointly owned entities owned by others.
▪	Group-wide
Refers to the totality of assets managed by Burford, including those portions of the private funds owned by third parties and including private funds that are not consolidated into Burford’s consolidated financial statements. Group-wide is therefore the sum of Burford-only and non-controlling interests in consolidated and non-consolidated private funds. Group-wide does not include third-party interests in capital provision assets, the economics of which have been sold to those third parties, that do not meet the criteria to be recognized as a sale under US GAAP. This includes the third-party interests in Colorado and other capital provision asset subparticipations.

We use Burford-only and Group-wide financial measures, which are calculated and presented using methodologies other than in accordance with US GAAP, to supplement analysis and discussion of our consolidated financial statements. We believe that the presentation of Burford-only financial measures is consistent with how management measures and assesses the performance of our reporting segments, which are evaluated by management on a Burford-only basis, and that it provides valuable and useful information to investors to aid in understanding our performance in addition to our consolidated financial statements prepared in accordance with US GAAP by eliminating the effect of the consolidation of some of the limited partner interests in our private funds we manage as well as assets held on our balance sheet where we have a partner or minority investor. We believe that the presentation of Group-wide financial measures, including Group-wide information on our capital provision assets and undrawn commitments, is useful to investors because they convey the scale of our existing (in the case of Group-wide capital provision assets) and potential future (in the case of Group-wide undrawn commitments) business and the performance of all legal finance assets originated by us. Although we do not receive all of the returns of our private funds, we do receive management and performance fees as part of our income. Further, we believe that Group-wide portfolio metrics, including the performance of our private funds, are important measures by which to assess our ability to attract additional capital and to grow our business, whether directly or through private funds. These non-GAAP financial measures should not be considered as a substitute for, or superior to, financial measures calculated in accordance with US GAAP. See “Financial and operational review—Reconciliations” for the reconciliations of these non-GAAP financial measures to our consolidated financial statements prepared in accordance with US GAAP.

Burford Capital Annual Report 2022    7

APMs and non-GAAP financial measures relating to our operating and financial performance

APMs

This Annual Report presents certain unaudited alternative performance measures (“APMs”). The APMs are presented because (i) we use them to monitor our financial position and results of operations and/or (ii) we believe they are useful to investors, securities analysts and other interested parties. The APMs, as defined by us, may not be comparable to similarly titled measures as presented by other companies due to differences in the way the APMs are calculated. Even though the APMs are used to assess our financial position and results of operations, and these types of measures are commonly used by investors, they have important limitations as analytical tools, and you should not consider them in isolation from, as substitutes for, or superior to, our consolidated financial position or results of operations. Consistent with how management assesses Burford’s business, we also present certain of these APMs on a (i) consolidated basis, (ii) Burford-only basis and (iii) Group-wide basis.

The presentation of the APMs is for informational purposes only and does not purport to present what our actual financial position or results of operations would have been, nor does it project our financial position at any future date or our results of operations for any future period. The presentation of the APMs is based on information available at the date of this Annual Report and certain assumptions and estimates that we believe are reasonable. Several of the APMs measure certain performance of our assets to the end of the period and include concluded and partially concluded assets (as defined below).

In discussing cash returns and performance of our asset management business, we refer to several alternative performance measures as set forth below:

▪	Assets under management
Consistent with our status as an SEC-registered investment adviser, we report publicly on our asset management business on the basis of US regulatory assets under management (“AUM”). AUM, as we report it, means the fair value of the capital invested in private funds and individual capital vehicles plus the capital that we are entitled to call from investors in those private funds and vehicles pursuant to the terms of their respective capital commitments to those private funds and vehicles. Our AUM differs from our private funds’ contribution to our Group-wide portfolio, which consists of deployed cost, fair value adjustments and undrawn commitments made on the legal finance assets those private funds have funded.
▪	Concluded and partially concluded assets
A legal finance asset is “concluded” for our purposes when there is no longer any litigation risk remaining. We use the term to encompass (i) entirely concluded legal finance assets where we have received all proceeds to which we are entitled (net of any entirely concluded losses), (ii) partially concluded legal finance assets where we have received some proceeds (for example, from a settlement with one party in a multi-party case) but where the case is continuing with the possibility of receiving additional proceeds and (iii) legal finance assets where the underlying litigation has been resolved and there is a promise to pay proceeds in the future (for example, in a settlement that is to be paid over time).
▪	Deployed cost Deployed cost is the amount of funding we have provided for an asset at the applicable point in time.

For purposes of calculating returns, we must consider how to allocate the costs associated with an asset in the event of a partial conclusion. Our approach to cost allocation depends on the type of asset:

o	When single case assets have partial resolutions along the way without the entire case being resolved, most commonly because one party settles and the remaining party(ies) continue to litigate, we report the partial resolution when agreed as a partial realization and allocate a portion of the deployed cost to the partial resolution depending on the significance of the settling party to the overall claim.
o	In portfolio assets when a case (or part of a case) resolves or generates cash, we report the partial resolution when agreed as a partial realization and allocate a portion of the deployed cost to the resolution. The allocation depends on the structure of the individual portfolio arrangement and the significance of the resolution to the overall portfolio, but it is in essence a method that mimics the way an investor would allocate cost basis across a portfolio of security purchases.
▪	Commitment
A commitment is the amount of financing we agree to provide for a legal finance asset. Commitments can be definitive (requiring us to provide funding on a schedule or, more often, when certain expenses are incurred) or

8    Burford Capital Annual Report 2022

discretionary (allowing us to provide funding after reviewing and approving a future matter). Unless otherwise indicated, commitments include deployed cost and undrawn commitments.
▪	Internal rate of return
Internal rate of return (“IRR”) is a discount rate that makes the net present value of a series of cash flows equal to zero and is expressed as a percentage figure. We compute IRR on concluded (including partially concluded) legal finance assets by treating that entire portfolio (or, when noted, a subset thereof) as one undifferentiated pool of capital and measuring actual and, if necessary, estimated inflows and outflows from that pool, allocating costs appropriately. IRRs do not include unrealized gains or losses.
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
Weighted average life (“WAL”) of one of our legal finance assets represents the average length of time from deployment and/or cash outlay until we receive a cash realization (actual or, if necessary, estimated) from that asset weighted by the amount of that realization or deployment, as applicable. In other words, WAL is how long our asset is outstanding on average.

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

Non-GAAP financial measures

In addition to these measures of cash returns and performance of our asset management business, we also refer to cash receipts, tangible book value attributable to Burford Capital Limited and tangible book value attributable to Burford Capital Limited per ordinary share, which are non-GAAP financial measures:

▪	Cash receipts
Cash receipts provide a measure of the cash that our capital provision and other assets generate during a given period as well as cash from certain other fees and income. In particular, cash receipts represent the cash generated from capital provision and other assets, including cash proceeds from realized or concluded assets and any related hedging assets, plus cash received for asset management fees, services and/or other income, before any deployments into funding existing or new assets.

Cash receipts are a non-GAAP financial measure and should not be considered in isolation from, as a substitute for, or superior to, financial measures calculated in accordance with US GAAP. The most directly comparable US GAAP measure is proceeds from capital provision assets as set forth in our consolidated statements of cash flows. We believe that cash receipts are an important measure of our operating and financial performance and are useful to management and investors when assessing the performance of our Burford-only capital provision assets. See “Financial and operational review—Reconciliations—Cash receipts reconciliations” for a reconciliation of cash receipts to proceeds from capital provision assets, the most comparable measure calculated in accordance with US GAAP.

▪	Tangible book value attributable to Burford Capital Limited and tangible book value attributable to Burford Capital Limited per ordinary share

Tangible book value attributable to Burford Capital Limited is calculated by subtracting intangible assets (such as goodwill) from total Burford Capital Limited equity. Tangible book value attributable to Burford Capital Limited per ordinary share is calculated by dividing tangible book value attributable to Burford Capital Limited by the total number of outstanding ordinary shares.

Each of tangible book value attributable to Burford Capital Limited and tangible book value attributable to Burford Capital Limited per ordinary share is a non-GAAP financial measure and should not be considered in

Burford Capital Annual Report 2022    9

isolation from, as a substitute for, or superior to, financial measures calculated in accordance with US GAAP. The most directly comparable US GAAP measure is total Burford Capital Limited equity as set forth in our consolidated statements of financial position. We believe that tangible book value attributable to Burford Capital Limited per ordinary share is an important measure of our financial condition and is useful to management and investors when assessing capital adequacy and our ability to generate earnings on tangible equity invested by our shareholders. See “Financial and operational review—Reconciliations—Tangible book value attributable to Burford Capital Limited per ordinary share reconciliations” for a reconciliation of tangible book value attributable to Burford Capital Limited per ordinary share to total Burford Capital Limited equity, the most comparable measure calculated in accordance with US GAAP.

Certain terms used in this Annual Report

In this Annual Report, references to “Burford”, “we”, “us” or “our” refer to Burford Capital Limited and its subsidiaries, unless the context requires otherwise.

Certain additional terms used in this Annual Report are set forth below:

Advantage Fund

Burford Advantage Master Fund LP, a private fund for which BCIM (as defined below) serves as the investment adviser, is focused on pre-settlement litigation strategies where litigation risk remains, but the risk is anticipated to be lower than that of our core legal finance business. Investors in the Advantage Fund include third-party limited partnerships as well as Burford’s balance sheet. Assets held by the Advantage Fund are recorded as capital provision-indirect assets.

Alternative strategies

Encompasses (i) lower risk legal finance, (ii) post-settlement and (iii) complex strategies that provide lower but attractive risk-adjusted returns.

Asset management

Includes our activities administering the private funds we manage for third-party investors.

Asset management income

Income from fees earned from administering the private funds we manage for third-party investors.

Asset recovery

Pursuit of enforcement of an unpaid legal judgment, which may include our financing of the cost of such pursuit and/or judgment enforcement.

BAIF

Burford Alternative Income Fund LP, a private fund focused on post-settlement matters.

BAIF II

Burford Alternative Income Fund II LP, a private fund focused on post-settlement matters.

BCIM

Burford Capital Investment Management LLC, a wholly owned indirect subsidiary of Burford Capital Limited, serves as the investment adviser of all of our private funds and is registered under the US Investment Advisers Act of 1940, as amended (the “Investment Advisers Act”).

BOF

Burford Opportunity Fund LP, a private fund focused on pre-settlement legal finance matters.

BOF-C

Burford Opportunity Fund C LP, a private fund through which a sovereign wealth fund invests in pre-settlement legal finance matters under the sovereign wealth fund arrangement.

Capital provision assets

We subdivide our capital provision assets into two categories:

10    Burford Capital Annual Report 2022

▪	“Direct”, which includes all of our capital provision assets that we have originated directly (i.e., not through participation in a private fund) from our balance sheet. We also include direct (i.e., not through participation in a private fund) complex strategies assets in this category. See note 3 (Supplemental cash flow data) to our consolidated financial statements for additional information.
▪	“Indirect”, which includes the balance sheet’s participations in two of our private funds (i.e., the Strategic Value Fund (as defined below) and the Advantage Fund).

Capital provision income

Income from our portfolio of capital provision assets and related positions.

Carrying value

Amount at which an asset is reported in our statement of financial position.

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

COLP

BCIM Credit Opportunities, LP, a private fund focused on post-settlement matters.

Complex strategies

Encompasses our activities providing capital as a principal in legal- or regulatory-related assets, often securities, debt and other financial assets, where a significant portion of the expected return arises from the outcome of legal or regulatory activity.

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

Core legal finance

Provision of capital and expertise, to clients or as a principal, in connection with (i) the underlying asset value of litigation claims and the enforcement of settlements, judgments and awards, (ii) the amount paid to law firms as legal fees and expenses and (iii) the value of assets affected by litigation.

Defendant

The party against whom a civil action is brought, in particular in litigation matters.

Deployment

Funding provided for an asset, which adds to our deployed cost in such asset.

Deferred Compensation Plan

Our deferred compensation plan, under which a specified group of employees can elect to defer a portion of their compensation until future years.

Definitive commitments

Commitments where we are contractually obligated to fund incremental capital and failure to do so would typically result in adverse contractual consequences (such as a dilution in our returns or the loss of our funded capital in a case).

Burford Capital Annual Report 2022    11

Discretionary commitments

Commitments where we are not contractually obligated to advance capital and generally would not suffer adverse financial consequences from failing to do so.

Fair value adjustment

The amount of unrealized gain or loss recognized in our consolidated statements of operations in the relevant period and added to or subtracted from, as applicable, the asset or liability value on our consolidated statements of financial position.

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

Lower risk legal finance

Pre-settlement litigation assets with lower risk and lower expected returns than assets included in our core legal finance portfolio. At the date of this Annual Report, our lower risk legal finance activity occurs primarily in the Advantage Fund.

LTIP

Burford’s long-term incentive plan for the awards of ordinary shares to employees.

Management fee

The fee earned by us from administering the private funds we manage for third-party investors.

Monetization

The acceleration of a portion of the expected value of a litigation or arbitration matter prior to resolution of such matter, which permits a client to convert an intangible claim or award into tangible cash on a non-recourse basis.

Net realized gain/loss

The sum of realized gains and realized losses.

Non-consolidated funds

Certain of our private funds that we are not required to include within our consolidated financial statements but include within Group-wide data. At the date of this Annual Report, (i) BCIM Partners II, LP, (ii) BCIM Partners III, LP, (iii) COLP, (iv) BOF, (v) BAIF and (vi) BAIF II and any “sidecar” funds are non-consolidated funds.

Performance fee

The share of profits generated from our private funds that we manage on behalf of third-party limited partners. This share of profits is paid as a performance fee when the private funds meet certain performance conditions.

Plaintiff

The party who institutes a legal action or claim, in particular in litigation matters.

12    Burford Capital Annual Report 2022

Portfolio

Includes deployed cost, net unrealized gains or losses and undrawn commitments.

Portfolio finance

Legal finance assets with multiple paths to realization, such as financing for a pool of litigation claims.

Post-settlement

Includes our financing of legal-related assets in situations where litigation has been resolved, such as financing of settlements and law firm receivables. At the date of this Annual Report, our post-settlement activity occurs primarily in COLP, BAIF and BAIF II.

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

Realized gain or loss

Reflects the total amount of gain or loss generated by a legal finance asset when it is realized, calculated as realized proceeds less deployed cost, without regard for any previously recognized fair value adjustment.

Respondent

The party against whom a civil action is brought, in particular in arbitration matters.

Single-case finance

Legal finance assets that are subject to binary legal risk, such as a single filed litigation or arbitration matter with one plaintiff or group of plaintiffs and one defendant or group of defendants.

Strategic Value Fund

BCIM Strategic Value Master Fund, LP, a private fund for which BCIM serves as the investment adviser, deploys capital in certain complex strategies assets. Investors in the Strategic Value Fund include third-party limited partners as well as Burford’s balance sheet. Assets held by the Strategic Value Fund are recorded as capital provision-indirect assets.

Sovereign wealth fund arrangement

The agreement we have entered into with a sovereign wealth fund pursuant to which it provides funding for a portion of our legal finance assets through BOF-C.

Transfers to realizations

The amount of fair value adjustment previously recognized on an asset, which is subsequently reversed in the period when a realized gain or loss is recognized.

Unrealized gain or loss

Represents the fair value of our assets over or under their funded cost, as determined in accordance with the requirements of the applicable US GAAP standards, for the relevant financial reporting period (consolidated statement of operations) or cumulatively (consolidated statement of financial position).

Vintage

Refers to the calendar year in which a legal finance commitment is initially made.

YPF-related assets

Refers to our Petersen and Eton Park legal finance assets, which are two claims relating to the Republic of Argentina’s nationalization of YPF S.A., the Argentine energy company.

Burford Capital Annual Report 2022    13

Business

History and development

We are composed of our parent company, Burford Capital Limited, and a number of wholly owned subsidiaries in various jurisdictions through which we conduct our operations and deploy capital into our legal finance assets. Burford Capital LLC is a wholly owned indirect subsidiary of Burford Capital Limited and our primary operating company in the United States, and Burford Capital (UK) Limited is a wholly owned indirect subsidiary of Burford Capital Limited and our primary operating company in the United Kingdom. These two entities provide various corporate and investment advisory services to other group companies. Our parent company, Burford Capital Limited, does not have any operations or employees. See “—Organizational structure and significant subsidiaries” for additional information with respect to our organizational structure and significant subsidiaries.

Burford Capital Limited was incorporated in the Bailiwick of Guernsey (“Guernsey”) as a company limited by shares on September 11, 2009. Burford Capital Limited has a single class of ordinary shares, which were admitted to trading on AIM (“AIM”), a market operated by the London Stock Exchange, on October 21, 2009 and on the New York Stock Exchange (the “NYSE”) on October 19, 2020, in each case, under the symbol “BUR”. Our subsidiaries have issued bonds traded on the Main Market of the London Stock Exchange and debt securities through private placement transactions under Rule 144A and Regulation S under the Securities Act of 1933, as amended (the “Securities Act”). See note 13 (Debt) to our consolidated financial statements and “Equity and debt securities” for additional information with respect to our equity and debt securities.

During 2020, we registered with the SEC as a foreign private issuer, which, among other things, allows us to issue annual consolidated financial statements on Form 20-F and interim condensed consolidated financial statements on Form 6-K and exempts us from certain provisions applicable to US domestic public companies. Depending on whether the majority of our ordinary shares will be held in the United States at June 30, 2023, we may lose our status as a “foreign private issuer” as soon as the beginning of 2024 and will thereafter be subject to the same disclosure and financial reporting requirements as US domestic public companies and will no longer be permitted to follow our home country practice in lieu of the corporate governance requirements of the NYSE. See “Risk factors—Risks relating to our ordinary shares—We are currently a foreign private issuer within the meaning of the rules under the Exchange Act and, as such, we are exempt from certain provisions applicable to US domestic public companies” and “Risk factors—Risks relating to our ordinary shares—As a foreign private issuer whose ordinary shares are listed on the NYSE, we currently follow certain home country corporate governance practices instead of certain NYSE requirements” for additional information with respect to our status as a foreign private issuer.

We maintain our registered address at Oak House, Hirzel Street, St. Peter Port, Guernsey GY1 2NP. Our telephone number at our registered address is +44 1481 723 450.

Our industry

In recent years, certain trends have fueled the growth of the legal finance industry. In particular, an increasing number of corporations prefer to pay law firms for success rather than on an hourly fee basis. However, many law firms operate as cash businesses with comparatively limited balance sheet capacity and often need the steady stream of income that hourly fees provide. Legal finance has grown rapidly over the past decade to bridge this gap. In addition, we believe that legal departments at some corporations may generally feel pressure to extract value from their litigation assets, and legal finance gives them a tool to do so.

We believe our addressable market to be focused on three areas of legal activity: (i) the underlying asset value of litigation claims and the enforcement of settlements, judgments and awards; (ii) the amount paid to law firms as legal fees and expenses; and (iii) the value of assets affected by litigation. We believe that each of these areas is of significant size and much greater than the supply of capital available and that we are at an early stage of market development. We continuously look for new opportunities to capitalize on deploying capital into, or otherwise generating returns from, the legal finance sector.

Products and services

Legal finance

Our legal finance products and services comprise (i) core legal finance and (ii) alternative strategies. Information about our products and services should be read in conjunction with "Financial and operational review", including presentation of our operating segments, and our consolidated financial statements contained elsewhere in this Annual Report.

14    Burford Capital Annual Report 2022

We allocate potential assets to different pools of capital according to our allocation policy based on their characteristics, risk levels and anticipated returns. See “—Asset management” for additional information with respect to our allocation policy.

Core legal finance

Our core legal finance business provides capital and expertise in connection with the three areas of legal activity identified above, namely (i) the underlying asset value of litigation claims and the enforcement of settlements, judgments and awards, (ii) the amount paid to law firms as legal fees and expenses and (iii) the value of assets affected by litigation. Our clients include a number of the world’s largest law firms and corporations, and our offerings enable them to remove cost and risk associated with legal claims, accelerate the realization of cash from pending claims, increase capital available for other business purposes, recover assets from judgment debtors and/or generally improve risk management while adding budgetary certainty, among other things. In addition to providing capital to clients, we sometimes act as a principal. As a general rule, our only private funds that deploy capital into core legal finance are BOF, BOF-C and legacy funds, i.e., BCIM Partners II, LP and BCIM Partners III, LP.

The scope of our core legal finance business is broad and encompasses a wide variety of structures, risk levels and anticipated returns. We provide capital against the underlying value of commercial high-value single or multiple litigation matters at any stage of the litigation process, from before filing to after a final judgment has been entered. In some instances, we provide capital to a law firm that has agreed to take a case on a contingent fee or alternative fee basis. In other instances, we provide capital directly to the corporate client. Our provision of capital may be limited to funding the costs of the fees and expenses needed to take the matter forward or may also monetize some of the potential future value of a claim by offering a client an upfront cash payment. In return, we receive our contractually agreed entitlement from the ultimate settlement or judgment on the claim and, if the claim does not produce any cash proceeds or other value, we generally lose our capital. When we provide capital for multiple cases for the same client, we often do so on a cross-collateralized portfolio basis on terms that tend to recognize the lower risk of loss generally associated with multi-case portfolios. As a general rule, we underwrite each case in these portfolios although, in a limited number of instances, we may not conduct separate due diligence on smaller cases within these portfolios. Portfolios allow us to originate larger volumes of assets with greater efficiency, as well as to provide clients financing for cases that could be difficult to finance otherwise. We also deploy capital in other ways to express a view about litigation outcomes, such as by purchasing securities whose future value may be affected by litigation outcomes or by acquiring assets that are or can be the basis for legal claims.

For law firm clients, legal finance allows them to obtain cash to operate their businesses and pay the salaries of their lawyers even when they have taken a case on a contingent fee or alternative fee basis. It also allows law firms that prefer to operate on an hourly basis to compete for contingency or alternative fee work. We have received funding inquiries from 93 of the 100 largest US law firms by revenue according to the 2022 rankings by The American Lawyer and 89 of the 100 largest global law firms by revenue according to the 2022 rankings by The American Lawyer as well as large regional firms and litigation boutiques.

For corporate clients, legal finance allows them to hire law firms that generally work on an hourly fee basis without incurring those fees. Further, legal finance may enable corporate clients to avoid incurring legal fees as an operating expense, thereby improving their net income metrics, and to boost corporate liquidity by obtaining cash through up front monetization of legal assets that otherwise would not be reflected in their financial statements. As legal finance has become more widely known and as we have developed more direct relationships with corporate clients instead of through the law firms they engage, we are sourcing an increasing share of our corporate business directly.

We also provide legal risk management services to help protect clients against certain adverse litigation outcomes, including the risk of being held liable for adverse costs. In many legal jurisdictions (although generally not in the United States), the loser in a litigation must pay the winner’s legal expenses, creating adverse legal cost risk. Adverse legal cost risk can be a significant obstacle for clients, especially in the kind of larger complex litigation that is the focus of our core legal finance business. Burford Worldwide Insurance Limited, our wholly owned Guernsey insurer, offers adverse legal cost insurance globally in litigation and arbitration cases that we are financing as part of our core legal finance business, providing a further impetus for clients to work with us.

Alternative strategies

Our alternative strategies business is focused on assets that have attractive but lower risk and lower returns than core legal finance, consisting of (i) lower risk legal finance, (ii) post-settlement and (iii) complex strategies.

Burford Capital Annual Report 2022    15

Lower risk legal finance

Our lower risk legal finance business focuses on pre-settlement litigation matters with lower risk and lower expected returns than the assets we include in our core legal finance portfolio. This strategy includes assets such as cross-collateralized portfolios or mature litigation matters that originate in the Advantage Fund, which provides capital where litigation risk remains but where the risk is anticipated to be lower than core legal finance matters for structural or other reasons. We are an investor in the Advantage Fund and, as a result, the Advantage Fund is consolidated for purposes of our consolidated financial statements.

Post-settlement

In our post-settlement business, we offer clients the ability to monetize post-settlement and other legal receivables. There can be significant delays between the point at which parties to a litigation matter agree upon a settlement and the finalization of and payment under the settlement. Often, those delays are due to the operation of the judicial process, which may require notice periods and fairness hearings before approval of settlements, or a settlement that may include a series of payments over time. In the interim period, both law firms awaiting payment of their fees and clients eager to receive their cash settlements may well find it attractive to secure funding against those expected receipts.

In addition, law firms are often looking for funding at various points, particularly towards their fiscal year end when cash is needed to pay partners and employees. In those situations, we offer the ability to monetize or purchase a law firm’s receivables, which typically are high quality.

In both types of situations, as well as certain other situations where a lower risk but legal-related financing opportunity arises, pricing levels for our capital are generally lower than core legal finance. We provide post-settlement financing through our private funds, COLP, BAIF and BAIF II, which are private funds focused on post-settlement matters. Although we manage each of COLP, BAIF and BAIF II and receive asset management and performance fees, we are not an investor in COLP, BAIF or BAIF II and, as a result, none of COLP, BAIF or BAIF II is consolidated for purposes of our consolidated financial statements.

Complex strategies

In our complex strategies business, we act as a principal and acquire assets that we believe are mispriced and for which value can be realized through recourse to litigation proceedings that we launch. Accordingly, we are typically the owner of the asset associated with the claim and assert the claim ourselves and manage the claim actively. In most cases, there is underlying asset value to support our position, in addition to potential value from litigation proceedings. An example of our complex strategies business is in merger appraisal situations, where we typically take largely offsetting long and short equity securities positions in conjunction with merger transactions while we pursue judicial appraisal of the fair value of the acquired company’s stock price to determine whether an adequate control premium was offered.

Our complex strategies business has historically been undertaken largely through the Strategic Value Fund, in which we made a substantial general partner investment alongside capital provided by the limited partners. The strategy of the Strategic Value Fund focused on merger appraisal situations, where we would typically take largely offsetting long and short equity securities positions in conjunction with merger transactions while we pursued judicial appraisal of the fair value of the acquired company’s stock price to determine whether an adequate control premium was offered. With the onset of the Covid-19 pandemic in early 2020, we made a strategic choice during the first half of 2020 to accelerate realizations from the portfolio in the Strategic Value Fund to de-risk in light of global financial uncertainty, turbulent market conditions and uncertain judicial speed and engagement.

We did not deploy capital into any new assets in the Strategic Value Fund during the years ended December 31, 2022 and 2021 and do not expect to do so in the near term. However, we expect to explore opportunities and may provide capital against non-appraisal legal finance assets in complex strategies to the extent we determine the risk levels and anticipated returns to be appropriate for our core legal finance business. See “—Core legal finance” for additional information with respect to our core legal finance business.

Asset management

At December 31, 2022, we operated nine private funds and three “sidecar” funds as an investment adviser registered with and regulated by the SEC. At December 31, 2022, 2021 and 2020, our total AUM was $3.4 billion, $2.9 billion and $2.7 billion, respectively. We believe that we are the largest investment manager focused solely on the legal finance sector by a considerable margin. We view our asset management business as an important addition to our balance

16    Burford Capital Annual Report 2022

sheet business. Having access to private fund capital has improved our ability to pursue financing opportunities and has also permitted us to engage in larger transactions without seeking external partners.

Under our internal allocation policy in effect at the date of this Annual Report, we allocate certain portions of every new commitment to our balance sheet and our various private funds as follows:

▪	Core legal finance: We generally allocate 25% of each new core legal finance asset to BOF-C, and our balance sheet takes the remaining 75%. This allocation began in May 2022 in conjunction with the extension of BOF-C’s investment period to December 2023. Prior to May 2022 and following BOF reaching its investment capacity in the fourth quarter of 2020, we had generally been allocating 50% of each new core legal finance asset to BOF-C and 50% to our balance sheet. Prior to that, each new core legal finance asset was generally allocated 25% to BOF, 33% to BOF-C and 42% to our balance sheet. When we present BOF-C information in this Annual Report, we present information only with respect to the sovereign wealth fund’s portion of the arrangement, whereas our portion of the sovereign wealth fund arrangement is owned directly and included within the financial information presented on a Burford-only basis.
▪	Lower risk legal finance: We allocate 100% of our lower risk legal finance assets to the Advantage Fund, in which our balance sheet is an investor. Lower risk legal finance assets are pre-settlement commitments where the expected return based on our analysis at the time of commitment is in the 12-20% range and contains a lower risk of substantial capital impairment than core legal finance assets, which have expected returns greater than 20%. Prior to 2022, we had relatively few lower risk legal finance assets, all of which were allocated 100% to our balance sheet.
▪	Post-settlement: We allocate 100% of our post-settlement assets to BAIF II. We no longer allocate any of our post-settlements to either COLP or BAIF because their respective investment periods have ended. Potential returns in our post-settlement business typically are less than 12%.
▪	Complex strategies: We allocate 100% of certain specified assets to the Strategic Value Fund, in which our balance sheet is an investor. Other complex strategies assets that do not meet the mandate of the Strategic Value Fund but fall outside the scope of our core legal finance business are allocated to our balance sheet. Outside of the Strategic Value Fund, we expect to explore opportunities and may provide capital against non-appraisal legal finance assets in complex strategies to the extent the risk levels and anticipated returns are determined to be appropriate for our core legal finance business.
▪	Asset recovery: We allocate 100% of our asset recovery matters to our balance sheet.

The table below sets forth key statistics for each of our private funds at December 31, 2022.

		At December 31, 2022
		Investor	Asset	Asset		Fee structure(1)
		commitments	commitments	deployments		(management/		Investment
($ in millions)	Strategy	closed	to date	to date	AUM	performance)	Waterfall	period (end)

BCIM Partners II LP (Partners II)(2)	Core legal finance	260	253	183	170	Class A: 2%/20%; Class B: 0%/50%	European	12/15/2015
BCIM Partners III LP (Partners III)	Core legal finance	412	446	318	497	2%/20%	European	1/1/2020(3)
Burford Opportunity Fund LP & Burford Opportunity Fund B LP (BOF)	Core legal finance	300	387	266	370	2%/20%	European	12/31/2021(4)
BCIM Credit Opportunities LP (COLP)	Post-settlement	488	699	695	422	1% on undrawn/ 2% on funded and 20% incentive	European	9/30/2019(3)
Burford Alternative Income Fund LP (BAIF)(2)	Post-settlement	327	672	659	370	1.5%/10%	European	4/4/2022
Burford Alternative Income Fund II LP (BAIF II)	Post-settlement	350	155	150	354	1.5%/12.5%	European	9/11/2025
BCIM Strategic Value Master Fund LP (Strategic Value)(5)	Complex strategies	500	1,199	1,199	15	2%/20%	American	Evergreen
Burford Advantage Master Fund LP	Lower risk legal finance	360	171	121	361	Profit split(7)	American	12/24/2024
Burford Opportunity Fund C LP (BOF-C)(2)	Core legal finance	766	943	551	843	Expense reimbursement + profit share	Hybrid	12/31/2023(6)
Totals		3,763	4,925	4,142	3,402
1.

Management fees are paid to BCIM for investment management and advisory services provided to our private funds. The management fee rates set forth in the table above are annualized and applied to an asset or commitment base that typically varies between a private fund’s investment period and any subsequent periods in the fund term. At December 31, 2022, we no longer earned any management fees from BCIM Partners II, LP, BCIM Partners III, LP

Burford Capital Annual Report 2022    17

and COLP. Performance fees represent carried interest applied to distributions to a private fund’s limited partners after the return of capital contributions and preferred returns.

2.	Includes amounts related to “sidecar” funds.
3.	Ceased commitments to new legal finance assets in the fourth quarter of 2018 due to capacity.
4.	Ceased commitments to new legal finance assets in the fourth quarter of 2020 due to capacity.
5.	Includes amounts related to BCIM SV SMA I, LLC which invests alongside the Strategic Value Fund.
6.	In May 2022, BOF-C’s investment period was extended by one year through December 31, 2023.
7.

The Advantage Fund does not have a traditional management and performance fee structure, but instead provides the first 10% of annual simple returns to the fund investors while we retain any excess return. However, if the Advantage Fund produces returns in excess of 18% (which are supranormal for this level of risk), a level of sharing with the fund investors would take effect, but we do not expect that to occur.

We generally conduct our private funds activities through limited partnerships. Each private fund that is a limited partnership has a Burford-owned general partner that is responsible for the management and operation of the private fund’s affairs and makes all policy and asset selection decisions relating to the conduct of the private fund’s business. Except as required by law, the limited partners of the private funds take no part in the conduct or control of the business of the private funds, have no right or authority to act for or bind the private funds and have no influence over the voting or disposition of the securities or other assets held by the private funds. Each private fund engages an investment adviser. BCIM serves as the investment adviser for all of our private funds and is registered under the Investment Advisers Act.

In addition, we operate certain “sidecar” funds pertaining to specific assets and had three active “sidecar” funds at December 31, 2022. A “sidecar” fund is a pooled investment vehicle through which certain investors co-invest directly in specific assets alongside our private funds. Our interest in such “sidecar” funds is generally limited to the opportunity to earn incentive fees, if any. The discussion of our private funds ignores “sidecar” funds unless specifically included, and we collapse fund structures into overall strategies, ignoring, for example, onshore and offshore separations and parallel funds.

Operating processes

Origination and underwriting

Our origination and underwriting teams focus on generating new opportunities to commit capital against litigation and arbitration assets, which in turn is expected to be deployed over a period of time and/or up front against those assets, both from our private funds and our balance sheet.

We engage in extensive marketing and operate a dedicated origination team that targets both law firm and corporate clients. Upon receipt of inbound inquiries, we undertake an initial screening process that is intended to filter potential opportunities into our pipeline. Once a potential opportunity progresses into our pipeline, it is assigned to individual underwriters with input from our global team. Underwriters conduct extensive in-house due diligence on potential opportunities in our pipeline, including comprehensive legal and factual analysis. In addition, we undertake quantitative probabilistic modeling using proprietary analytical tools that rely on third-party data as well as a significant proprietary data set we have developed since our inception in 2009.

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

Pricing and returns

We use a wide range of economic structures for our assets, and our returns can have several components. In a basic single-case funding transaction, we pay some or all of the costs of a claimant bringing a litigation matter. In such transactions, we typically use an economic structure that provides that, upon conclusion of a successful claim, we would receive the return of our funded capital, plus one or more or a combination of the following: (i) a time-based

18    Burford Capital Annual Report 2022

return, such as an interest rate; (ii) a multiple of our funded capital that may increase over time; and (iii) an entitlement to some percentage of the net realization that may increase or decrease over time or may depend on the size of the total resolution amount. For example, in the case of a multiple only structure, if the claim is successfully resolved (x) within one year after closing the asset, our entitlement could be the return of our funded capital plus one times our cost, (y) more than one and less than two years after closing the asset, our entitlement could be the return of our funded capital plus two times our cost and (z) more than two years after closing the asset, our entitlement could be the return of our funded capital plus three times our cost. The terms of each asset are bespoke, the foregoing examples are hypothetical, and not every asset will have all or any of these components. Further, some assets may have entirely different economic structures. Moreover, the larger or more complex a matter, the more likely it is that we will use an individually designed transactional structure to fit the needs of the matter, to accommodate what are often multiple parties with different economic interests, to align interests and to incentivize rational economic behavior.

We also engage in transactions in which we seek to reduce the risk of loss, typically by using a portfolio or multi-case structure, but occasionally through a variety of other structures, such as interest-bearing recourse debt (sometimes with a premium based on net realizations) or the purchase of equity or debt assets that underlie the relevant litigation or arbitration claims.

We price our assets commensurate with the risks we identify and quantify as part of our in-house due diligence process, which relies on, among other things, the probabilistic model to evaluate each potential asset considered by the Commitments Committee. In general, as we underwrite new assets, we target risk-adjusted returns consistent with the historic performance of our concluded portfolio, although returns vary widely across different types of assets.

Asset monitoring and realizations

We are an active manager of our capital provision assets, with a full-time team devoted to the oversight of those assets following the entry into a capital provision agreement and tens of thousands of employee hours committed to these activities annually. Each of our individual matters has a dedicated in-house professional assigned to monitor developments in the underlying case. We generally seek to schedule regular calls with clients to discuss developments in the underlying case, which are then reported monthly to senior management. In addition to receiving reports from counsel, we proactively keep ourselves informed of case developments, including receiving docket alerts and reviewing court documents filed. Our engagement varies depending on the circumstances of each individual matter, including not only the individual matter’s litigation dynamics, but also the experience and sophistication of our counterparties. We routinely consult on litigation strategy, participate in choosing arbitrators and expert witnesses, comment on draft pleadings, assist in the creation of the damages theory, consult on potential settlement and manage spending and performance against budget.

We devote meaningful resources to managing our capital provision assets and working collaboratively to improve their value. Our interest is aligned with our counterparties in an effort to maximize value. While our counterparties are generally not obliged to follow our advice, there is a clear alignment of interest that makes our advice valuable to our counterparties and worthy of serious consideration. In short, we normally do not have decision making authority in a contractual sense, such that we can actually veto a decision by a counterparty; rather, we have active engagement that makes us a valued and influential advisor to the litigation team. In addition, there are certain exceptions when we are specifically contracted to assume some control of a litigation matter or the underlying asset. In those instances, we have control over the conduct of the litigation matter subject to whatever contractual terms have been agreed.

We also conduct risk reviews on a regular basis and provide monthly and quarterly reporting on the portfolio and its risk profile to senior management and the Board. Further, we conduct an extensive review of every asset for valuation purposes following the occurrence of certain qualifying events in accordance with our valuation policy.

The matters underlying our assets resolve in various ways consistent with the outcomes in the litigation process generally. A number of the matters reach a negotiated resolution (i.e., a settlement) between the litigants, either before or after going to trial. Others do not resolve through settlement and proceed through the formal dispute resolution process, including trial and appeal(s). The timing of those outcomes varies widely and depends on the complexity of the matter and the schedule of the relevant tribunal. In a small number of matters, we have made a secondary sale of all or a portion of an asset prior to the conclusion of the matter underlying such asset.

In many instances, our clients receive their entire cash payment at the time of resolution of the legal dispute against which we have deployed our capital. However, in other instances, payments are delayed by agreement (i.e., when a settlement is paid in installments over time) or because the parties agree on an entitlement that includes non-cash value that must be monetized over time. Because our clients give up valuable leverage through the pendency of the

Burford Capital Annual Report 2022    19

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

Competition

The legal finance industry is highly competitive and evolving, and new competitors have entered and could enter the market and have affected and could affect our competitiveness in the future. We compete both globally and on a regional, industry and claims-based basis, based on numerous factors including performance of our legal assets, transaction execution, access to capital, access to and retention of qualified personnel, reputation, range of products and services, innovation and pricing.

We compete to acquire legal finance assets primarily with pure-play legal finance companies and multi-strategy firms that engage in legal finance in addition to their other strategies. Our competitors may have access to greater financial resources, technical capabilities or better relationships than we do, may have a lower cost of capital and access to funding sources that are not available to us, may have businesses that are smaller and more flexible than ours or may develop or market alternative financial arrangements that are more effective or less susceptible to challenges than ours. Other potential developments in big data analytics and AI and adoption of these capabilities by our competitors may negatively affect our returns if their technical capabilities outpace our own. In addition, some of our competitors may have higher risk tolerances or different risk assessments than we have. Any of these characteristics could allow our competitors to consider a wider variety of legal assets to finance, establish more relationships and offer better pricing and more flexible structuring. In addition to the pure-play legal finance companies and multi-strategy firms that engage in legal finance, we may also face competition from smaller industry participants or law firms using alternative financing models, as well as market entrants that have a regional, industry or specific claims-based approach. Such entities may offer more competitive terms or more tailored approaches to specific industries or claims.

Competition is also intense for the attraction and retention of qualified personnel and consultants. Our ability to continue to compete effectively in our businesses will depend on our ability to attract new qualified personnel and consultants and retain and motivate our existing personnel and consultants.

Information concerning our competitors is limited as the vast majority of the participants in the legal finance industry either do not publish information publicly or, in the case of multi-strategy firms that engage in legal finance, do not publish information specific to their legal finance strategies. While there is limited available information regarding our competitors, we believe that we are well-positioned among our competitors in the legal finance industry. We believe that we are more visible than our competitive set in legal and business publications. For example, according to “share of voice” calculations using Muck Rack, a provider of public relations tracking software, we were featured in over half of the total articles about the legal finance industry that mention any pure play legal finance provider during the year ended December 31, 2022. In addition, according to the interviews conducted in the fourth quarter of 2021 by an independent researcher commissioned by us, Burford is the most recognized brand in the legal finance industry and is the first or only legal finance provider to be named by the overwhelming majority of law firm and in-house lawyers able to name any legal finance provider in response to the question “With which legal finance providers are you most familiar?”.

See “Risk factors—Risks relating to our business and industry—We face substantial competition for opportunities to finance legal assets, which could delay commitment and/or deployment of our capital, reduce returns and result in losses” for additional information with respect to competitive risks we face.

20    Burford Capital Annual Report 2022

Risk management and compliance

Framework

We have a risk management framework and internal control systems. In conjunction with determining our strategy, we form the risk appetite, determine the type and tolerance levels of significant risks and ensure that judgments and decisions are taken that promote the success of our business. We have also developed policies, procedures and controls for identifying, evaluating and managing the significant risks that we face. In addition, we monitor actual or potential conflicts of interest while avoiding unnecessary risks and maintaining adequate capital and liquidity. Our risk management culture is critical to the effectiveness of our risk management framework. The Audit Committee maintains oversight of the effectiveness of our internal controls and risk management system.

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

See “Quantitative and qualitative disclosures about market risk” for information with respect to the various risks that we face in our business and operations.

Enterprise

We regularly consider business and systemic risks in our operating segments and overall. We have long been focused on operational risk and have a system of internal controls designed to protect and enhance the integrity of our internal processes and data. Moreover, we are fundamentally a business run by experienced lawyers, including some who have functioned in senior legal roles in major global corporations. The challenge in many businesses is reining in individuals who take on unacceptable or ill-considered risks, and it is the function of the lawyers to hold those reins. At Burford, we have a business run by people accustomed to that role. Our culture is disciplined and risk-focused, and it is augmented by an in-house legal and compliance team.

Legal finance assets

As applied to our portfolio of legal finance assets, we manage risk by employing a disciplined, comprehensive, multi-stage process to evaluate potential legal finance assets and engage in substantial portfolio management activities applying a risk-based approach, in which we benefit from the judgment and experience of our qualified team of experienced lawyers and finance professionals. See “—Operating processes—Origination and underwriting” and “—Operating processes—Asset monitoring and realizations” for information with respect to our due diligence process and asset monitoring for the legal finance assets.

We operate in a global market and many of our clients conduct litigation around the world, although we seek to avoid either financing matters or enforcing against judgments and awards in jurisdictions in which we believe the legal systems are less developed or susceptible to corruption or bias.

Financial controls

Our finance team, which includes a number of individuals with public accounting qualifications, is integrated into our business and is present in all three of our large offices. By having the finance team integrated into our business and privy to asset-financing activity, we gain considerable control benefits in addition to a more effective operation. We underwrite a relatively small number of legal finance assets each year, closing only a couple of new legal finance assets per week on average, which limits the number of processes and transactions required. We also have controls around access to payment systems and the release of payments, such as requiring approvals from multiple individuals within the organization before a payment is released.

Escalation program

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

Burford Capital Annual Report 2022    21

Technology and cybersecurity

We are alert to the risks associated with the dissemination of our privileged information publicly, especially as such information contains highly sensitive client litigation information. We have also focused on the risk associated with attacks on our financial systems. From our inception, we have been sensitive to these issues and have operated on an entirely cloud-based platform. Our data is not stored on our own servers, but rather on the servers of world-class technology companies. The use of the cloud-based platforms also comes with built-in disaster recovery protection and regular backups. At the date of this Annual Report, we have not had a widespread data breach, but we have protocols in place should one occur.

We also engage in a variety of training and testing and introduce restrictions on technology use designed to minimize those risks. We regularly review best practices from both the legal and financial services industries and are engaged in a program of continuous improvement. We have an internal cybersecurity committee, composed of senior representatives from all of our offices, and we regularly review, benchmark and audit our cybersecurity controls against peer norms, including those promulgated by the SEC and any other relevant regulatory bodies and best practices identified in the legal and financial services industries. Moreover, we maintain a set of cybersecurity and information security policies, which, among other things, provide specific guidelines for the use of various devices, electronic communications and the use of social media. The policies also specify escalation points for reporting potential breaches to our Chief Information Officer and our Chief Compliance Officer. Our Chief Information Officer and information technology team maintain a protocol for responding to a potential breach. We strive to create a pervasive culture of information technology security, focusing particularly on the tone set by our senior management, and all of our employees are required to complete a cybersecurity training at regular intervals throughout the year.

In addition to data security, we are focused on privacy and are sensitive to the various obligations we face in that regard. Our approach to privacy is set forth in our online privacy policies and notices. Finally, we have procedures in place to address actual or potential conflicts of interest.

Regulation

Our operations are subject to regulation and supervision in a number of jurisdictions. The level of regulation and supervision to which we are subject varies from jurisdiction to jurisdiction and is based on the type of activity involved. We, in conjunction with our outside advisors and counsel, seek to manage our operations in compliance with such regulation and supervision. There are a number of legislative and regulatory initiatives in the United States, the United Kingdom and the other jurisdictions in which we operate. See "Risk factors—Risks relating to regulation” for a discussion of risk factors relating to laws, rules and regulations applicable to our business and operations.

United States

We are subject to the rules and regulations of the SEC and the NYSE as a public company in the United States. Depending on whether the majority of our ordinary shares will be held in the United States at June 30, 2023, we may lose our status as a “foreign private issuer” as soon as the beginning of 2024 and will thereafter be subject to the same disclosure and financial reporting requirements as US domestic public companies and will no longer be permitted to follow our home country practice in lieu of the corporate governance requirements of the NYSE. Furthermore, our disclosure controls and procedures and internal control over financial reporting are documented, tested and assessed for design and operating effectiveness in accordance with the US Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”).

BCIM, a wholly owned indirect subsidiary of Burford, serves as the investment adviser of all of our private funds and is registered as an investment adviser with the SEC under the Investment Advisers Act. BCIM, as an investment adviser, is subject to the anti-fraud provisions of the Investment Advisers Act and to fiduciary duties derived from these provisions, which apply to our relationships with our advisory clients globally, including our private funds that we manage. These provisions and duties impose restrictions and obligations on us with respect to our dealings with our private fund investors and our legal finance assets, including for example limitations on agency cross and principal transactions between an adviser or its affiliates and advisory clients. BCIM is subject to periodic examinations by the SEC and other requirements under the Investment Advisers Act and related regulations primarily intended to benefit advisory clients. These additional requirements relate, among other things, to maintaining an effective and comprehensive compliance program and code of ethics, conflicts of interests, record-keeping and reporting requirements, advertising and custody requirements, political contributions and disclosure requirements. The Investment Advisers Act generally grants the SEC broad administrative powers, including the power to limit or restrict an investment adviser from conducting advisory activities in the event it fails to comply with federal securities laws.

22    Burford Capital Annual Report 2022

Additional sanctions that may be imposed for failure to comply with applicable requirements include the prohibition of individuals from associating with an investment adviser, the revocation of registrations and other censures and fines.

United Kingdom

The UK Financial Conduct Authority (the “FCA”) regulates our legacy UK insurance business and our UK insurance intermediation business, this latter ongoing activity being with respect to Burford Worldwide Insurance Limited. The FCA and the London Stock Exchange regulate the trading of our ordinary shares on AIM in the United Kingdom. Numis Securities Limited is our nominated adviser under the AIM rules, in which capacity it advises and guides us on our responsibilities and continuing obligations under the rules and regulations of the London Stock Exchange. The FCA also reviews debt prospectuses for our retail bonds traded on the Main Market of the London Stock Exchange.

Burford Law, the independent alternative business structure law firm that supports and complements our asset recovery business, is subject to separate regulations, principally, the Standards and Regulations and the Code of Conduct of the Solicitors Regulation Authority of England and Wales.

Guernsey

The Guernsey Financial Services Commission regulates our insurance business conducted through Burford Worldwide Insurance Limited, our wholly owned Guernsey insurer. Burford Worldwide Insurance Limited is licensed to carry on international, domestic and general insurance business under the Insurance Business (Bailiwick of Guernsey) Law, 2002 (as amended).

Other laws, rules and regulations

We are also subject to various other laws, rules and regulations, ranging from the UK Bribery Act 2010, as amended, and the US Foreign Corrupt Practices Act of 1977, as amended, to anti-money laundering and know-your-customer regulations in a number of jurisdictions. In addition, we are subject to a range of US and international laws, rules and regulations relating to data privacy and protection, including the California Consumer Privacy Act, the California Privacy Rights Act, the UK General Data Protection Regulation, the UK Data Protection Act 2018, the EU General Data Protection Regulation and the DIFC Data Protection Law No. 5 of 2020.

Legal finance industry

We engage in a constant level of activity around monitoring and engagement on regulatory initiatives relating to the legal finance industry. At the date of this Annual Report, in the United States, some individual states and individual judicial districts have promulgated rules concerning matters such as disclosure of legal finance arrangements. In general, we have not seen any indication that there is any groundswell of support for regulation of the legal finance industry, and ongoing discussion tends to focus on subsidiary issues, such as disclosure of the presence of litigation funding. For example, in the United States, legislation has been introduced in the US Congress that would require litigants to “produce for inspection and copying” any legal funding agreements creating contingent rights to payment in class actions and multidistrict litigation. Such legislation has not received consideration beyond introduction, but we expect that the same or similar legislation will be introduced again in the future. Similar legislation is introduced in various US state legislatures from time to time. In addition, in January 2023, the US Government Accountability Office released a report describing the legal finance industry, written at the request of certain members of the US Congress, which reflects positively on the commercial legal finance industry and emphasizes several of the advantages it offers to the US legal system and economy. While the report discusses that researchers have noted purported data gaps regarding the legal finance market, the US Government Accountability Office made no recommendation for additional federal regulation, and the report does not identify a need for further disclosure of legal finance. At the date of this Annual Report, there are no new US state or federal regulations aimed at the commercial legal finance industry, although various US state and federal legislative proposals have been introduced and considered that, if passed, could potentially affect the legal finance industry.

We are a founding member of the Association of Litigation Funders of England and Wales (the “ALF”), an independent organization charged by the UK Ministry of Justice with self-regulation of litigation funding in England and Wales. The ALF’s Code of Conduct sets forth the standards by which all members must abide. We are also a founding member of the International Legal Finance Association (“ILFA”), a non-profit trade association and the only global organization that represents the commercial legal finance sector. ILFA promotes the highest standards of operation and service for the sector, including respecting duties to the courts, avoiding conflicts of interest and preserving confidentiality and legal privilege.

In Australia, regulations were introduced in 2020 that required third-party funders of group actions in Australian courts involving multiple plaintiffs to obtain an Australian Financial Services License (an “AFSL”) and register and treat such

Burford Capital Annual Report 2022    23

group actions as Managed Investments Schemes (“MIS”) subject to the Corporations Act 2001. In December 2022, those regulations were replaced by the new federal government with new regulations that remove AFSL and MIS requirements for funders of group actions in Australia. That means legal finance funders do not need to obtain an AFSL or register group actions as MIS, although there remain conflict of interest rules that apply to legal finance funders.

In newer markets, such as Singapore and Hong Kong, authorities have also enacted regulatory regimes largely focused on capital adequacy and constraining abusive behavior.

Employees

At December 31, 2022, we had a total of 158 full-time employees across our offices in the United States, the United Kingdom, United Arab Emirates, Singapore and Australia and in other jurisdictions around the world where we do not have formal offices. Our employees include 60 lawyers qualified to practice in the United States, the United Kingdom, Australia, the Dubai International Financial Centre, Germany, Hong Kong, Ireland, Israel, New Zealand, South Africa or Switzerland, as applicable.

The table below sets forth our full-time employees by office location based on the respective office affiliation of such full-time employees at December 31, 2022.

Office location	Number of employees
United States	104
United Kingdom	44
Rest of the world	10
Total	158

Environmental, social and governance

We recognize that every business has a responsibility to account for its impact on ESG factors. In so doing, we have relied on guidance relating to the integration of ESG into investor reporting and communication from a number of sources, including the Principles for Responsible Investment supported by the United Nations, to which many of our investors are signatories and the influence of which was evidenced in the amendments to the UK Stewardship Code.

As a specialty legal finance provider, we have a limited environmental footprint, but we nonetheless work to minimize our carbon and energy footprints by, among other things, making extensive and increasing use of videoconferencing to minimize physical travel, encouraging employees to use ridesharing and public transit services over higher carbon footprint activities such as driving, discouraging the creation of potentially polluting materials, operating a robust recycling program in each of our offices and being sensitive to and monitoring environmental issues across our offices.

Our Equity Project earmarks legal finance capital to promote gender and racial diversity by giving litigators who have been historically underrepresented in the business of law an edge as they pursue leadership positions in significant commercial litigations and arbitrations. It also augments and advances companies’ corporate ESG and diversity, equity and inclusion initiatives and goals by empowering female and racially diverse lawyers to compete for new business, incentivizing law firms that represent them to appoint historically underrepresented lawyers and promoting conversations with law firms about representation and origination credit.

Executive accountability for our ESG impact resides with an ESG working group, jointly headed by our Chief Financial Officer, Co-Chief Operating Officer and General Counsel and Chief Administrative Officer. The Board regularly scrutinizes our corporate responsibility, and oversight of ESG is vested in the nominating and governance committee of the Board (the “Nominating and Governance Committee”).

We are committed to advancing transparency of our ESG reporting practices and intend to periodically publish ESG-related reports, including our annual sustainability report, which is available on our website at investors.burfordcapital.com. The information on, or that can be accessed through, our website is not incorporated by reference into, and does not form a part of, this Annual Report.

See “Risk factors—Expectations relating to ESG considerations could expose us to potential liabilities, increased costs, reputational harm and adversely affect our business, financial position, results of operations and/or liquidity.”

24    Burford Capital Annual Report 2022

Organizational structure and significant subsidiaries

The chart below sets forth our organizational structure at December 31, 2022. The chart does not depict all of our subsidiaries, including intermediate holding companies through which certain of the subsidiaries depicted are held.

The information with respect to our “significant subsidiaries”, as defined in Rule 1-02(w) of Regulation S-X under the US securities law, at December 31, 2022 has been provided in Exhibit 8.1 to this Annual Report and is incorporated herein by reference.

Geographic activity

At December 31, 2022, we had (i) three offices in the United States: New York, New York; Chicago, Illinois; and Washington, DC; and (ii) five offices outside the United States: London, United Kingdom; Dubai, United Arab Emirates; Hong Kong, China; Singapore, Singapore; and Sydney, Australia. We had individual employees located in various jurisdictions around the world both where we have offices as well as where we do not have formal offices. We have a diverse group of lawyers qualified to practice in the United States, the United Kingdom, Australia, the Dubai International Financial Centre, Germany, Hong Kong, Ireland, Israel, New Zealand, South Africa or Switzerland, as applicable. See “—Employees” for a breakdown of our employees by geographic location.

Burford Capital Annual Report 2022    25

Properties

We do not own any real property, and we lease our principal office spaces from third parties. The table below sets forth the location, square footage and main use of our leased offices at December 31, 2022.

Location	Size (square footage)	Main use
New York, New York, United States	19,516	Office space
London, United Kingdom(1)	9,378	Office space
Chicago, Illinois, United States(2)	8,321	Office space
Dubai, United Arab Emirates	1,292	Office space
Hong Kong, China	(3)	Office space
Singapore, Singapore	(3)	Office space
Sydney, Australia	(3)	Office space
Washington, DC, United States	(3)	Office space
1.

Represents the lease for our current office space in London, which is scheduled to expire in June 2023. In October 2022, we entered into a lease for our future office space in London, with the size of 10,883 square feet, but we have not actively used this office space at December 31, 2022.

2.

Represents the lease for our current office space in Chicago, which expires in June 2023. In December 2022, we entered into a lease for our future office space in Chicago, with the size of 7,113 square feet, but we have not actively used this office space at December 31, 2022.

3.	Represents shared office space.

Seasonality

Historically, we have closed and funded a disproportionate amount of our new business in the second and fourth quarters, and particularly in June and December, primarily driven by the business cycle of our clients. While there is a certain degree of variability in the timing of resolution of our assets, we believe that historic trends point to higher realizations in the third and fourth quarters. Seasonality of realizations may be different in the future, especially if a single large asset is resolved in the first or second quarter of a year.

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

Unresolved staff comments

At the date of this Annual Report, we have open comment letters from the SEC staff with respect to its review of our annual report on Form 20-F for the year ended December 31, 2021 filed with the SEC on March 29, 2022 (the “2021 Annual Report”) relating to, among other things, our approach to fair value accounting for our capital provision assets in consideration of ASC 820. In response to the comments from the SEC staff, and following discussions with the SEC staff and our independent registered public accounting firm, we have revised our approach to fair value accounting for our capital provision assets and have applied this revised approach to our consolidated financial statements for the year ended December 31, 2022 contained in this Annual Report. In addition, pursuant to the Restatement, we applied this revised approach retroactively to our historical consolidated financial statements for the years ended December 31, 2021, 2020 and 2019 resulting in the restatement of such historical consolidated financial statements. See “Explanatory note” for additional information. Although the SEC comment letters will remain open and will not be formally resolved until the SEC staff has had an opportunity to review this Annual Report, we believe that this Annual Report addresses the SEC comments in all material respects.

26    Burford Capital Annual Report 2022

Financial and operational review

The following discussion and analysis of our financial and operational review should be read in conjunction with our consolidated financial statements and the accompanying notes thereto, together with the “Explanatory Note”, contained elsewhere in this Annual Report, including for additional information with respect to our revised approach to fair value accounting for our capital provision assets and the related restatement of our consolidated financial statements. Certain information contained in the following discussion and analysis includes forward-looking statements that involve known and unknown risks, uncertainties and other factors. See “Forward-looking statements”.

The following discussion and analysis also contain a discussion of certain APMs and non-GAAP financial measures that are used by management to monitor our financial position and results of operations. These APMs and non-GAAP financial measures are supplemental and should not be considered in isolation from, as substitutes for, or superior to, our consolidated financial position or results of operations as reported under US GAAP. See “Basis of presentation of financial information” and “—Reconciliations” for additional information with respect to APMs and non-GAAP financial measures and the applicable reconciliations.

Economic and market conditions

Covid-19

Court systems and other forms of adjudication have largely returned to functionality in the aftermath of the Covid-19 pandemic, but a number of court systems still face significant backlogs, delaying adjudication. Delays in adjudication tend to lead to delays in case settlements, as parties do not feel pressure to resolve matters. Moreover, in jurisdictions with court backlogs because of the Covid-19 pandemic, the impetus to file new litigation may be diminished, unless there is an approaching limitation period, given that the litigation will not be able to move forward swiftly and spending money on the early phases of litigation could thus be postponed. Inevitably, some of our matters (and thus our cash realizations from them) have been and are likely to continue to be slowed by these dynamics. Delay in matters, however, is often profitable for us, as many of our assets have time-based terms which will increase our returns as time passes, so we consider these delays to be the deferral of income rather than its permanent diminution. We have not seen the discontinuance of any matters.

See “Risk factors—Risks relating to our business and industry—Legal, political and economic uncertainty surrounding the effects, severity and duration of public health threats (such as the Covid-19 pandemic) could adversely affect our business, financial position, results of operations and/or liquidity”.

Inflation

The effect of inflation on our revenues is mitigated to a significant extent by a number of factors, including the high returns generated by capital provision-direct assets and their relatively short weighted average lives. Furthermore, inflationary increases in legal case fees and expenses can increase the size of commitments, deployments and damages sought; however, because our returns on most of our assets are at least partially based upon a multiple of those fees and expenses, our returns on successful cases should also increase in such circumstances. To the degree that inflation drives higher interest rates and to the extent that pre- and post-judgment interest rates in a particular jurisdiction are tied to market interest rates, higher inflation would result in increases in awards by the relevant courts. The effect of inflation on our expenses would predominantly be through staff costs, which represent the majority of operating expenses, although a significant portion of compensation-related expenses are performance-based. Our principal finance costs are represented by interest expenses associated with our outstanding debt securities, though these are fixed coupon and non-adjustable, irrespective of the rate of inflation.

Party solvency

Higher interest rates present the risk that parties may become insolvent, which could impact the timing and quantum of litigation realizations. A few points may be made. First, litigation outcomes stand apart from the remainder of the conventional credit universe because they do not arise as a result of a contractual relationship between the judgment debtor and creditor, unlike essentially all other forms of credit obligation. Thus, for example, for a debtholder to recover on a defaulted debt, there are many steps typically involving notice, a cure period and usually a subsequent judicial or insolvency proceeding that will generally sweep in other creditors, resulting in a meaningful risk of the debt

Burford Capital Annual Report 2022    27

being impaired or compromised. By contrast, a judgment creditor has immediate and unfettered rights of action to, for example, seize assets and garnish cash flows.

Second, the ultimate payor in much of our litigation is either (i) a government or a state-owned entity, (ii) an insurer or (iii) a large company in an industry less likely to be rendered insolvent by economic disruption associated with increases in interest rates. To the extent that parties in our matters do become insolvent, the impact of a party’s insolvency on pending litigation is difficult to predict and is not only case specific, but also dependent on the insolvency process in the country in issue. For example, in the United States, entry into a corporate restructuring via Chapter 11 of the Bankruptcy Code does not eliminate litigation claims but is likely to delay them, whereas in countries that proceed directly to liquidation, a pending claim is more likely to be settled at a lower value than might have been the case had the party remained solvent. In general, however, other than in insolvencies where there is no recovery for anyone but secured creditors, we would still expect to see a recovery, but that recovery is likely to be delayed and could well be reduced in size during the restructuring or liquidation process.

Third, as our portfolio has evolved, a much larger portion of our assets are related to large companies or law firms with low insolvency risk or in asset purchases where counterparty risk is not a factor. In a significant number of our assets, we are a secured creditor with respect to the litigation we are financing, and the litigation is a valuable contingent asset the recovery of which is in the best interest of the counterparty’s stakeholders. As a result, it is unlikely that the financial distress or insolvency of one of our counterparties would interfere with the continued progress of the litigation matter.

Uncorrelated returns

Our returns are driven by judicial activity and are uncorrelated to market conditions or economic activity. Economic stress is likely good for us, as we tend to generate business when companies face increased liquidity challenges and other forms of uncertainty.

International sanctions on Russian businesses and individuals

The international sanctions imposed on Russian businesses and individuals continue to impact the legal industry. Our legal finance assets in jurisdictions outside of Russia but which involve claims against entities that might have an ultimate Russian parent or controller (regardless of sanction status) represented in the aggregate $127.2 million (or approximately 3% of total carrying value for capital provision assets) at December 31, 2022 as compared to $102.6 million (or approximately 3% of total carrying value for capital provision assets) at December 31, 2021, with the increase occurring due to fair value increases in an existing matter following a litigation success. Following December 31, 2022, one of the legal finance assets included in the calculation above concluded in a satisfactory manner for us, reducing materially our exposure to matters with an ultimate Russian parent or controller, which resolution will be reflected in the relevant reporting period. There have been no significant changes or developments with respect to the impact of these international sanctions on our business. We are mindful of any sanctions or other issues and work regularly with specialist counsel in the sanctions area (as well as ensuring compliance with all legal requirements, such as anti-money laundering). Where we are required to enforce judgments or awards, even against sanctioned entities, such enforcement tends to be consistent with the goals of international sanctions regimes rather than running afoul of them, and the US Office of Foreign Assets Control and the UK Office of Financial Sanctions Implementation regularly grant licenses to do so. We do not anticipate any adverse material impact on our business from the sanctions regime.

Results of operations and financial position

Set forth below is a discussion of our results of operations for the years ended December 31, 2022, 2021, 2020 and 2019 and our financial position at December 31, 2022, 2021 and 2020, in each case, on a consolidated basis, unless noted otherwise.

See “—Reconciliations—Reconciliations of consolidated financial statements to Burford-only financial statements— Reconciliations of consolidated statements of operations to Burford-only statements of operations” for a reconciliation of specified line items from our statements of operations for the years ended December 31, 2022, 2021, 2020 and 2019 from a consolidated basis to a Burford-only basis and “—Reconciliations—Reconciliations of consolidated financial statements to Burford-only financial statements—Reconciliations of consolidated statements of financial position to Burford-only statements of financial position” for a reconciliation of our statements of financial position at December 31, 2022, 2021 and 2020 from a consolidated basis to a Burford-only basis.

28    Burford Capital Annual Report 2022

Statement of operations for the year ended December 31, 2022 compared to the year ended December 31, 2021

The table below sets forth our consolidated statements of operations for the years ended December 31, 2022 and 2021.

	For the year ended
	December 31,
($ in thousands)	2022	2021	Change
		(as restated)
Revenues
Capital provision income	319,108	194,554	124,554
Asset management income	9,116	14,396	(5,280)
Insurance (loss)/income	(1,443)	5,143	(6,586)
Services income	684	1,177	(493)
Marketable securities (loss)/income and bank interest	(7,744)	1,865	(9,609)
(Loss)/gain relating to third-party interests in capital provision assets	(494)	195	(689)
Total revenues	319,227	217,330	101,897

Operating expenses
Compensation and benefits
Salaries and benefits	35,131	34,333	798
Annual incentive compensation	24,338	22,145	2,193
Equity compensation	10,277	9,272	1,005
Legacy asset recovery incentive compensation including accruals	1,908	35,488	(33,580)
Long-term incentive compensation including accruals	14,692	11,741	2,951
General, administrative and other	29,681	30,467	(786)
Case-related expenditures ineligible for inclusion in asset cost	8,245	5,300	2,945
Total operating expenses	124,272	148,746	(24,474)

Operating income	194,955	68,584	126,371

Other expenses
Finance costs	77,389	58,647	18,742
Loss on debt extinguishment	875	1,649	(774)
Foreign currency transactions losses	7,674	5,499	2,175
Total other expenses	85,938	65,795	20,143

Income before income taxes	109,017	2,789	106,228

Provision for income taxes	(11,558)	(9,727)	(1,831)
Net income/(loss)	97,459	(6,938)	104,397

Net income attributable to non-controlling interests	66,953	21,813	45,140
Net income/(loss) attributable to Burford Capital Limited shareholders	30,506	(28,751)	59,257

Overview

We experienced an increase of 47% in total revenues primarily driven by higher capital provision income. Total operating expenses decreased 16%, driven by lower legacy asset recovery incentive compensation expense. The increased revenues and decreased operating expenses were partially offset by higher finance costs and a higher provision for income taxes, resulting in $30.5 million of net income attributable to Burford Capital Limited shareholders for the year ended December 31, 2022 as compared to a loss of $28.8 million for the year ended December 31, 2021.

Capital provision income

Capital provision income increased 64% to $319.1 million for the year ended December 31, 2022 as compared to $194.6 million for the year ended December 31, 2021. The increase in capital provision income primarily reflects a higher volume of favorable case resolutions, which drove higher realized gains, and case milestones, which led to greater fair

Burford Capital Annual Report 2022    29

value adjustments, due to an increased resumption of court activity in 2022. The table below sets forth the components of our capital provision income for the years ended December 31, 2022 and 2021.

	For the year ended
	December 31,
($ in thousands)	2022	2021	Change
		(as restated)
Realized gains relative to cost	161,707	153,607	8,100
Fair value adjustment during the period, net of previously recognized unrealized gains transferred to realized gains	169,104	45,804	123,300
Foreign exchange (losses)	(6,357)	(4,517)	(1,840)
Other	(5,346)	(340)	(5,006)
Total capital provision income	319,108	194,554	124,554

Asset management income

Asset management income decreased 37% to $9.1 million for the year ended December 31, 2022 as compared to $14.4 million for the year ended December 31, 2021. Lower management fees were earned in 2022 as BAIF’s investment period ended in April 2022 and, although BAIF II commenced in June 2022, BAIF II did not earn similar amounts in monthly management fees until late in the fourth quarter of 2022. As BOF-C is a consolidated entity, income from BOF-C is eliminated and not shown on a consolidated basis. See “—Asset management” for a discussion of our asset management income on a Burford-only basis.

Insurance (loss)/income

Insurance income decreased to a loss of $1.4 million for the year ended December 31, 2022 as compared to income of $5.1 million for the year ended December 31, 2021. The decrease reflects an expected decline in revenues from our legacy insurance business in run-off together with payment on an adverse cost policy from Burford Worldwide Insurance Limited, our wholly owned Guernsey insurer that provides insurance for legal cost shifting incurred in pursuing or defending legal proceedings, due to an adverse outcome in one underlying insured matter.

Services income

Services income decreased 42% to $0.7 million for the year ended December 31, 2022 as compared to $1.2 million for the year ended December 31, 2021. The decrease reflects the continuing migration of our asset recovery business from fee-for-service activity to focus on generating capital provision assets as we transition to a contingent risk model.

Marketable securities (loss)/income and bank interest

Marketable securities income and bank interest decreased to a loss of $7.7 million for the year ended December 31, 2022 as compared to income of $1.9 million for the year ended December 31, 2021. We place a portion of our cash with a large institutional asset manager that actively invests such cash in short-term marketable securities, generally in the form of investment-grade money market and fixed income instruments, in an effort to generate yield above that earned on cash and cash equivalents. The loss for the year ended December 31, 2022 reflects considerable volatility in debt markets because of a rapid rise in short-term interest rates, leading to lower valuations for many of these instruments, resulting in unrealized losses of $9.7 million in the period due to our fair value treatment of these securities. However, we expect this portfolio to benefit from currently higher yields and the reversal of unrealized losses.

(Loss)/gain relating to third-party interests in capital provision assets

Loss relating to third-party interests in capital provision assets was $0.5 million for the year ended December 31, 2022 as compared to a gain of $0.2 million for the year ended December 31, 2021.

Operating expenses

Operating expenses decreased 16% to $124.3 million for the year ended December 31, 2022 as compared to $148.7 million for the year ended December 31, 2021. The decrease in operating expenses primarily reflects lower compensation and benefits, partially offset by an increase in case-related expenditures ineligible for inclusion in asset cost as described in the following sections.

30    Burford Capital Annual Report 2022

Compensation and benefits

Compensation and benefits decreased 24% to $86.3 million for the year ended December 31, 2022 as compared to $113.0 million for the year ended December 31, 2021. The decrease in compensation and benefits primarily reflects the non-recurrence of the 2021 legacy asset recovery incentive compensation expense as detailed in our Form 6-K furnished to the SEC on August 23, 2021, partially offset by higher expenses for long-term incentive compensation and annual incentive compensation during the year ended December 31, 2022.

General, administrative and other

General, administrative and other expenses were down slightly, at $29.7 million for the year ended December 31, 2022 as compared to $30.5 million for the year ended December 31, 2021.

Case-related expenditures ineligible for inclusion in asset cost

Case-related expenditures ineligible for inclusion in asset cost increased 56% to $8.2 million the year ended December 31, 2022 as compared to $5.3 million for the year ended December 31, 2021. The increase in case-related expenditures ineligible for inclusion in asset cost reflects an increase in situations where we incur legal or other related expenses that are directly attributable to a capital provision asset but they do not form part of the funded amount under a capital provision agreement, including in situations where we are the claimant in a litigation matter either due to the acquisition of assets or the assignment of a claim. While we report these costs as expenses for accounting purposes, we treat them for return and performance purposes no differently than traditional legal finance arrangements.

Finance costs

Finance costs increased 32% to $77.4 million for the year ended December 31, 2022 as compared to $58.6 million for the year ended December 31, 2021. This increase primarily reflects higher outstanding indebtedness as a result of the issuance of $360.0 million aggregate principal amount of the 2030 Notes in April 2022 and the full year of finance costs on the $400.0 million aggregate principal amount of the 2028 Notes that were issued in April 2021, partially offset by the early redemption in full of the remaining $79.9 million (£62.0 million) aggregate principal amount of 6.500% Bonds due 2022 (the “2022 Bonds”) in May 2022.

Loss on debt extinguishment

Loss on debt extinguishment decreased 47% to $0.9 million for the year ended December 31, 2022 as compared to $1.6 million for the year ended December 31, 2021. The decrease reflects the lower premium paid to redeem the remaining 2022 Bonds during the year ended December 31, 2022 as compared to the premium paid in connection with the tender offer for the 2022 Bonds during the year ended December 31, 2021. We chose to redeem the 2022 Bonds in May 2022 before their final maturity date because the cash economics of doing so were more favorable than allowing the 2022 Bonds to remain outstanding until their scheduled final maturity date in August 2022.

Foreign currency transactions losses

Foreign currency transactions losses increased 40% to $7.7 million for the year ended December 31, 2022 as compared to $5.5 million for the year ended December 31, 2021. The transition from loss to gain primarily reflects the strength of US dollar relative to pound sterling exchange rates during the year ended December 31, 2022 in relation to intercompany account balances between subsidiaries with different functional currencies and is wholly non-cash and unrealized.

Provision for income taxes

Provision for income taxes increased 19% to $11.6 million for the year ended December 31, 2022 as compared to $9.7 million for the year ended December 31, 2021. The change in the provision for income tax is due primarily to higher taxable income in the United States driven by realized gains on capital provision assets, offset in part by reversal of previous valuation allowances. Notwithstanding the accounting charge, we paid cash income taxes of $1.8 million and $1.3 million for the years ended December 31, 2022 and 2021, respectively.

Net income attributable to non-controlling interests

Net income attributable to non-controlling interests increased 207% to $67.0 million for the year ended December 31, 2022 as compared to $21.8 million for the year ended December 31, 2021. The increase reflects non-controlling

Burford Capital Annual Report 2022    31

interests’ share of income on capital provision assets, the majority of which relates to increases in fair value of assets held by BOF-C.

We consolidate certain entities that have other shareholders and/or investors, including the Strategic Value Fund, the Advantage Fund and BOF-C. With respect to the Strategic Value Fund, we earn management and performance fees as the appointed investment adviser and have an investment in the Strategic Value Fund. The Advantage Fund does not have a traditional management and performance fee structure, but instead we retain any excess return after the first 10% of annual simple returns are remitted to the private fund investors. In relation to BOF-C, under the co-investing arrangement with the sovereign wealth fund, we as the appointed investment adviser receive reimbursement of expenses from BOF-C up to a certain level before we or the sovereign wealth fund, as applicable, receive a return of capital. After the repayment of capital, we then receive a portion of the return generated from the assets held by BOF-C. We include 100% of BOF-C’s income and expenses in the applicable line items in our consolidated statements of operations (for example, 100% of the income on BOF-C’s capital provision assets is included in capital provision income in our consolidated statements of operations), and the net amount of those income and expense items that relate to third-party interests is included in net income attributable to non-controlling interests. This is in turn deducted from net income to arrive at net income attributable to Burford Capital Limited shareholders in our consolidated statements of operations. Net income attributable to non-controlling interests does not include Colorado. See note 2 (Summary of significant accounting policies) to our consolidated financial statements for additional information with respect to our consolidation policies.

32    Burford Capital Annual Report 2022

Statement of operations for the year ended December 31, 2021 compared to the year ended December 31, 2020

	(as restated)
	For the year ended
	December 31,
($ in thousands)	2021	2020	Change
Revenues
Capital provision income	194,554	314,948	(120,394)
Asset management income	14,396	15,106	(710)
Insurance income	5,143	1,781	3,362
Services income	1,177	804	373
Marketable securities income and bank interest	1,865	380	1,485
Gain/(loss) relating to third-party interests in capital provision assets	195	(5,157)	5,352
Total revenues	217,330	327,862	(110,532)

Operating expenses
Compensation and benefits
Salaries and benefits	34,333	31,483	2,850
Annual incentive compensation	22,145	22,772	(627)
Equity compensation	9,272	5,281	3,991
Legacy asset recovery incentive compensation including accruals	35,488	-	35,488
Long-term incentive compensation including accruals	11,741	16,628	(4,887)
General, administrative and other	30,467	21,468	8,999
Case-related expenditures ineligible for inclusion in asset cost	5,300	4,841	459
Equity and listing related	-	7,907	(7,907)
Amortization of intangible asset	-	8,703	(8,703)
Total operating expenses	148,746	119,083	29,663

Operating income	68,584	208,779	(140,195)

Other expenses
Finance costs	58,647	39,048	19,599
Loss on debt extinguishment	1,649	-	1,649
Foreign currency transactions losses/(gains)	5,499	(10,746)	16,245
Total other expenses	65,795	28,302	37,493

Income before income taxes	2,789	180,477	(177,688)

Provision for income taxes	(9,727)	(23,502)	13,775
Net (loss)/income	(6,938)	156,975	(163,913)

Net income attributable to non-controlling interests	21,813	13,700	8,113
Net (loss)/income attributable to Burford Capital Limited shareholders	(28,751)	143,275	(172,026)

Capital provision income

Capital provision income decreased 38% to $194.6 million for the year ended December 31, 2021 as compared to $314.9 million for the year ended December 31, 2020. Realized gains in 2020 included a significant contribution from a set of ten related assets consisting of 18 cases in which we recognized realized gains of $172.4 million. The table below sets forth the components of our capital provision income for the years ended December 31, 2021 and 2020.

	(as restated)
	For the year ended
	December 31,
($ in thousands)	2021	2020	Change
Realized gains relative to cost	153,607	208,157	(54,550)
Fair value adjustment during the period, net of previously recognized unrealized gains transferred to realized gains	45,804	108,461	(62,657)
Foreign exchange (losses)/gains	(4,517)	535	(5,052)
Other	(340)	(2,205)	1,865
Total capital provision income	194,554	314,948	(120,394)

Asset management income

Asset management income remained consistent at $14.4 million for the year ended December 31, 2021 as compared to $15.1 million for the year ended December 31, 2020. As BOF-C is a consolidated entity, income from BOF-C is

Burford Capital Annual Report 2022    33

eliminated and not shown on a consolidated basis. See “—Asset management” for a discussion of our asset management income on a Burford-only basis.

Insurance income

Insurance income increased 189% to $5.1 million for the year ended December 31, 2021 as compared to $1.8 million for the year ended December 31, 2020. The increase reflects our after the event business (“ATE”) and included a release of loss reserves due to the strong performance of our back book. Our ATE business provides insurance for legal cost shifting incurred in pursuing or defending legal proceedings.

Services income

Services income was $1.2 million for the year ended December 31, 2021 as compared to $0.8 million for the year ended December 31, 2020. We continue to migrate our asset recovery business from fee-for-service activity to focus on generating capital provision assets as we transition to a contingent risk model.

Marketable securities income and bank interest

Marketable securities income and bank interest increased 391% to $1.9 million for the year ended December 31, 2021 as compared to $0.4 million for the year ended December 31, 2020. We place a portion of our cash with a large institutional asset manager that actively invests such cash in short-term marketable securities, generally in the form of investment-grade money market and fixed income instruments, in an effort to generate yield above that earned on cash and cash equivalents. The increase primarily reflects increased interest income on marketable securities from higher balances invested throughout the year.

Gain/(loss) relating to third-party interests in capital provision assets

Gain related to third-party interests in capital provision assets represents the share of realized and unrealized gains and losses on capital provision assets that are owned by third parties. Gain relating to third-party interests in capital provision assets was $0.2 million for the year ended December 31, 2021 as compared to a loss of $5.2 million for the year ended December 31, 2020. Both amounts were primarily driven by third-party interests in our Colorado Investments subsidiary.

Operating expenses

Operating expenses increased 25% to $148.7 million for the year ended December 31, 2021 as compared to $119.1 million for the year ended December 31, 2020. The increase in operating expenses primarily reflects higher compensation and benefits, partially offset by lower amortization expense and equity listing and related expenses.

Compensation and benefits

Compensation and benefits increased 48% to $113.0 million for the year ended December 31, 2021 as compared to $76.2 million for the year ended December 31, 2020. The increase in compensation and benefits primarily reflects the legacy asset recovery incentive compensation expense as detailed in our Form 6-K filed with the SEC on August 23, 2021, partially offset by lower long-term incentive compensation.

General, administrative and other

General, administrative and other expenses increased 42% to $30.5 million for the year ended December 31, 2021 as compared to $21.5 million for the year ended December 31, 2020. The increase in general, administrative and other expenses primarily reflects one-time professional fees related to investment in accounting and control systems and our conversion to US GAAP, as we continued to invest in people and infrastructure to support our growth.

Case-related expenditures ineligible for inclusion in asset cost

Case-related expenditures ineligible for inclusion in asset cost were up slightly at $5.3 million the year ended December 31, 2021 as compared to $4.8 million for the year ended December 31, 2020.

Equity and listing related

Equity and listing related operating expenses of $7.9 million in 2020 were due in significant part to one-time costs associated with SEC registration and our NYSE listing as well as certain other equity-related activity expenses in that year that did not recur in 2021.

34    Burford Capital Annual Report 2022

Finance costs

Finance costs increased 50% to $58.6 million for the year ended December 31, 2021 as compared to $39.0 million for the year ended December 31, 2020. This increase primarily reflects higher outstanding indebtedness as a result of the issuance of $400.0 million aggregate principal amount of the 2028 Notes in April 2021, partially offset by the repurchase of $33.9 million of the 2022 Notes.

Loss on debt extinguishment

Loss on debt extinguishment was $1.6 million for the year ended December 31, 2021, which reflects the premium paid in connection with the tender offer for the 2022 Bonds during the year ended December 31, 2021.

Foreign currency transactions losses/(gains)

Foreign currency transactions represented a loss of $5.5 million for the year ended December 31, 2021 as compared to a gain of $10.7 million for the year ended December 31, 2020. The transition from gain to loss reflects the impact of US dollar relative to pound sterling exchange rates during the year ended December 31, 2021 in relation to intercompany account balances between subsidiaries with different functional currencies.

Provision for income taxes

Provision for income taxes decreased 59% to $9.7 million for the year ended December 31, 2021 as compared to $23.5 million for the year ended December 31, 2020. The change in provision for income taxes primarily reflects the lower income in 2021 as compared to the higher income in 2020 and the increase in valuation allowance. We paid cash income taxes of $1.3 million and $11.0 million for the years ended December 31, 2021 and 2020, respectively.

Net income attributable to non-controlling interests

Net income attributable to non-controlling interests increased 59% to $21.8 million for the year ended December 31, 2021 as compared to $13.7 million for the year ended December 31, 2020. The increase reflects non-controlling interests’ share of income on capital provision assets, the majority of which relates to increases in fair value of assets held by BOF-C.

Burford Capital Annual Report 2022    35

Statement of operations for the year ended December 31, 2020 compared to the year ended December 31, 2019

	(as restated)
	For the year ended
	December 31,
($ in thousands)	2020	2019	Change
Revenues
Capital provision income	314,948	579,792	(264,844)
Asset management income	15,106	15,160	(54)
Insurance income	1,781	3,545	(1,764)
Services income	804	2,133	(1,329)
Marketable securities income and bank interest	380	6,676	(6,296)
(Loss) relating to third-party interests in capital provision assets	(5,157)	(72,836)	67,679
Total revenues	327,862	534,470	(206,608)

Operating expenses
Compensation and benefits
Salaries and benefits	31,483	25,231	6,252
Annual incentive compensation	22,772	24,503	(1,731)
Equity compensation	5,281	4,519	762
Long-term incentive compensation including accruals	16,628	38,870	(22,242)
General, administrative and other	21,468	22,447	(979)
Case-related expenditures ineligible for inclusion in asset cost	4,841	11,246	(6,405)
Equity and listing related	7,907	1,754	6,153
Amortization of intangible asset	8,703	9,495	(792)
Total operating expenses	119,083	138,065	(18,982)

Operating income	208,779	396,405	(187,626)

Other expenses
Finance costs	39,048	38,747	301
Foreign currency transactions (gains)	(10,746)	(1,956)	(8,790)
Total other expenses	28,302	36,791	(8,489)

Income before income taxes	180,477	359,614	(179,137)

(Provision for) income taxes	(23,502)	(31,915)	8,413
Net income	156,975	327,699	(170,724)

Net income attributable to non-controlling interests	13,700	27,153	(13,453)
Net income attributable to Burford Capital Limited shareholders	143,275	300,546	(157,271)

Capital provision income

Capital provision income decreased 46% to $314.9 million for the year ended December 31, 2020 as compared to $579.8 million for the year ended December 31, 2019. While we saw sharply higher realized gains on capital provision assets, increases in gains were more than offset by decreases in fair value adjustments (net of previous unrealized gains transferred to realized on capital provision assets) because, while a number of assets recorded unrealized gains due to positive case progress, the unrealized gain on our YPF-related assets in 2019 did not recur in 2020.

	(as restated)
	For the year ended
	December 31,
($ in thousands)	2020	2019	Change
Realized gains relative to cost	208,157	146,922	61,235
Fair value adjustment during the period, net of previously recognized unrealized gains transferred to realized gains	108,461	436,325	(327,864)
Foreign exchange (losses)/gains	535	609	(74)
Other	(2,205)	(4,064)	1,859
Total capital provision income	314,948	579,792	(264,844)

Asset management income

Asset management income remained consistent at $15.1 million for the year ended December 31, 2020 as compared to $15.2 million for the year ended December 31, 2019. As BOF-C is a consolidated entity, income from BOF-C is

36    Burford Capital Annual Report 2022

eliminated and not shown on a consolidated basis. See “—Asset management” for a discussion of our asset management income on a Burford-only basis.

Insurance income

Insurance income decreased 50% to $1.8 million for the year ended December 31, 2020 as compared to $3.5 million for the year ended December 31, 2019. The decrease was primarily due to ATE business, which provides insurance for legal cost shifting incurred in pursuing or defending legal proceedings, being in run-off since 2016.

Services income

Services income decreased 62% to $0.8 million for the year ended December 31, 2020 as compared to $2.1 million for the year ended December 31, 2019. Our fee-for-service income from our asset recovery business declined as we have continued to migrate this business to focus on generating capital provision assets as we transition to a contingent risk model.

Marketable securities income and bank interest

Marketable securities income and bank interest decreased to $0.4 million for the year ended December 31, 2020 as compared to $6.7 million for the year ended December 31, 2019. The decrease was primarily due to lower interest received on cash due to lower market rates, with bank interest income decreasing from $4.8 million in 2019 to $0.4 million in 2020. During 2020, we also incurred $1.9 million of realized losses on disposal of marketable securities; there were no such losses in 2019.

Loss relating to third-party interests in capital provision assets

Loss related to third-party interests in capital provision assets represents the share of realized and unrealized gains and losses on capital provision assets that are owned by third parties. Loss relating to third-party interests in capital provision assets was $5.2 million for the year ended December 31, 2020 as compared to a loss of $72.8 million for the year ended December 31, 2019. Both amounts were primarily driven by third-party interests in our Colorado Investments subsidiary.

Operating expenses

Operating decreased 14% to $119.1 million for the year ended December 31, 2020 as compared to $138.1 million for the year ended December 31, 2019. The decrease in operating expenses primarily reflects lower compensation and benefits and lower case-related expenditures ineligible for inclusion in asset cost, partially offset by higher equity and listing related expenses as described in the following sections.

Compensation and benefits

Compensation and benefits decreased 18% to $76.2 million for the year ended December 31, 2020 as compared to $93.1 million for the year ended December 31, 2019. The decrease in compensation and benefits primarily reflects lower long-term incentive compensation due to a one-time catch-up charge in 2019 for “carry” accruals related to prior periods.

General, administrative and other

General, administrative and other expenses decreased 4% to $21.5 million for the year ended December 31, 2020 as compared to $22.4 million for the year ended December 31, 2019. The decrease in general, administrative and other expenses primarily reflects lower travel and marketing expense reflecting the impact of the Covid-19 pandemic.

Case-related expenditures ineligible for inclusion in asset cost

Case-related expenditures ineligible for inclusion in asset cost decreased 57% to $4.8 million the year ended December 31, 2020 as compared to $11.2 million for the year ended December 31, 2019. The decrease primarily reflects lower activity in the Strategic Value Fund, which gave rise to a decreased number of situations (including situations where Burford is acting as principal rather than funding a client) where legal fees and other expenditures are incurred that cannot be included in the cost of the capital provision asset.

Equity and listing related

Equity and listing related operating expenses increased 351% to $7.9 million the year ended December 31, 2020 as compared to $1.8 million for the year ended December 31, 2019. The increase is due in significant part to one-time

Burford Capital Annual Report 2022    37

costs associated with SEC registration and NYSE listing during 2020 as well as certain other equity-related activity expenses.

Finance costs

Finance costs remained consistent at $39.0 million for the year ended December 31, 2020 as compared to $38.7 million for the year ended December 31, 2019, as the amount of debt outstanding was unchanged.

Foreign currency transactions gains

Foreign currency transactions gains increased to $10.7 million for the year ended December 31, 2020 as compared to a gain of $2.0 million for the year ended December 31, 2019. The increase primarily reflects the increased impact of foreign-exchange movements on the values of our non-US-dollar-denominated assets held by subsidiaries with USD functional currency.

Provision for income taxes

Provision for income taxes decreased 26% to $23.5 million for the year ended December 31, 2020 as compared to $31.9 million for the year ended December 31, 2019. The change in provision for income taxes is due primarily to higher taxable income in the United States driven by realized gains on capital provision assets, being offset by use of net operating loss and interest deduction carryforwards. We paid cash income taxes of $11.0 million and $0.7 million for the years ended December 31, 2020 and 2019, respectively.

Net income attributable to non-controlling interests

Net income attributable to non-controlling interests decreased 50% to $13.7 million for the year ended December 31, 2020 as compared to $27.2 million for the year ended December 31, 2019. The decrease reflects non-controlling interests’ share of income on capital provision assets, the majority of which relates to comparatively lower capital provision income in assets held by BOF-C.

Statement of financial position at December 31, 2022 compared to at December 31, 2021

Cash and cash equivalents and marketable securities

Cash and cash equivalents were $107.7 million and $180.3 million at December 31, 2022 and 2021, respectively, and marketable securities were $136.4 million and $175.3 million at December 31, 2022 and 2021, respectively. The decrease in cash and cash equivalents and marketable securities reflects continued deployments in excess of proceeds from capital provision assets and the redemption of the 2022 Bonds, partially offset by the issuance of the 2030 Notes.

Due from settlement of capital provision assets

Due from settlement of capital provision assets were $116.6 million and $86.3 million at December 31, 2022 and 2021, respectively. This increase in due from settlement of capital provision assets reflects realizations of capital provision assets, partially offset by the collection of receivables in the normal course of business and an unrealized loss related to a receivable in the Strategic Value Fund. Of the $86.3 million of due from settlement receivables at December 31, 2021, 58% was collected in cash during the year ended December 31, 2022. The majority of the of the amount not yet collected from the December 31, 2021 balance related to a single litigation matter concluded in our counterparty’s favor but as to which there is pending collateral litigation that is not yet complete which is delaying receipt of our payment; that collateral litigation does not relate to our entitlement.

Capital provision assets

Capital provision assets were $3.7 billion and $3.1 billion at December 31, 2022 and 2021, respectively. The increase in capital provision assets reflects continued deployments in excess of realizations as well as fair value movements.

Statement of financial position at December 31, 2021 compared to at December 31, 2020

Cash and cash equivalents and marketable securities

Cash and cash equivalents were $180.3 million and $322.1 million at December 31, 2021 and 2020, respectively, and marketable securities were $175.3 million and $16.6 million at December 31, 2021 and 2020, respectively. The decrease in cash and cash equivalents and marketable securities reflects continued deployments in excess of proceeds from capital provision assets, partially offset by the issuance of the 2028 Notes, an increase in third-party net capital contributions and decreased cash outflows associated with financial liabilities at fair value through profit or loss.

38    Burford Capital Annual Report 2022

Due from settlement of capital provision assets

Due from settlement of capital provision assets were $86.3 million and $30.7 million at December 31, 2021 and 2020, respectively. This increase in due from settlement of capital provision assets reflects realizations of capital provision assets, partially offset by the collection of receivables in the normal course of business. Of the $30.7 million of due from settlement receivables at December 31, 2020, 7% was collected in cash during the year ended December 31, 2021. The majority of the of the amount not yet collected from the December 31, 2020 balance related to a single litigation matter concluded in our counterparty’s favor but as to which there is pending collateral litigation that is not yet complete which is delaying receipt of our payment; that collateral litigation does not relate to our entitlement.

Capital provision assets

Capital provision assets were $3.1 billion and $2.7 billion at December 31, 2021 and 2020, respectively. The increase in capital provision assets reflects continued deployments in excess of realizations as well as fair value movements.

Segments

We have two operating segments, (i) capital provision segment—i.e., the provision of capital to the legal industry or in connection with legal matters, both directly and through investment in our private funds, and (ii) asset management and other services segment—i.e., the provision of services to the legal industry, including litigation insurance, and one corporate segment. Management considers income/(loss) before income taxes as the measure of segment profitability. The other corporate segment includes certain operating and non-operating activities that are not used internally to measure and evaluate the performance of the reportable segments.

The tables below set forth the components of our income/(loss) before income taxes by segment for the years ended December 31, 2022, 2021, 2020 and 2019.

	For the year ended December 31, 2022
		Asset		Total	Adjustment for
	Capital	management and	Other	segments	third-party	Total
($ in thousands)	provision	other services	corporate	(Burford-only)	interests	consolidated
Total revenues	202,878	55,321	(7,594)	250,605	68,622	319,227
Total operating expenses	72,508	27,965	22,223	122,696	1,576	124,272
Total other expenses	72,604	1,800	11,441	85,845	93	85,938
Income/(loss) before income taxes	57,766	25,556	(41,258)	42,064	66,953	109,017

	(as restated)
	For the year ended December 31, 2021
		Asset		Total	Adjustment for
	Capital	management and	Other	segments	third-party	Total
($ in thousands)	provision	other services	corporate	(Burford-only)	interests	consolidated
Total revenues	156,043	35,065	774	191,882	25,448	217,330
Total operating expenses	90,343	33,280	21,488	145,111	3,635	148,746
Total other expenses	54,031	1,398	10,366	65,795	-	65,795
Income/(loss) before income taxes	11,669	387	(31,080)	(19,024)	21,813	2,789

	(as restated)
	For the year ended December 31, 2020
		Asset		Total	Adjustment for
	Capital	management and	Other	segments	third-party	Total
($ in thousands)	provision	other services	corporate	(Burford-only)	interests	consolidated
Total revenues	278,691	31,629	315	310,635	17,227	327,862
Total operating expenses	53,642	24,254	37,228	115,124	3,959	119,083
Total other expenses	36,316	-	(7,582)	28,734	(432)	28,302
Income/(loss) before income taxes	188,733	7,375	(29,331)	166,777	13,700	180,477

Burford Capital Annual Report 2022    39

	(as restated)
	For the year ended December 31, 2019
		Asset		Total	Adjustment for
	Capital	management and	Other	segments	third-party	Total
($ in thousands)	provision	other services	corporate	(Burford-only)	interests	consolidated
Total revenues	458,813	33,274	6,070	498,157	36,313	534,470
Total operating expenses	77,626	23,704	27,635	128,965	9,100	138,065
Total other expenses	36,423	-	308	36,731	60	36,791
Income/(loss) before income taxes	344,764	9,570	(21,873)	332,461	27,153	359,614

On a Burford-only basis, in the capital provision segment, we generated income before income taxes of $57.8 million for the year ended December 31, 2022 as compared to $11.7 million for the year ended December 31, 2021. This increase in income before income taxes in the capital provision segment primarily reflects higher capital provision income for the year ended December 31, 2022. On a Burford-only basis, in the asset management and other services segment, we generated income before income taxes of $25.6 million for the year ended December 31, 2022 as compared to $0.4 million for the year ended December 31, 2021. This increase in income before income taxes in the asset management and other services segment primarily reflects lower segment expenses and higher income from BOF-C. On a Burford-only basis, in the other corporate segment, we generated a loss before income taxes of $41.3 million for the year ended December 31, 2022 as compared to a loss before income taxes of $31.1 million for the year ended December 31, 2021. This increase in loss before income taxes in the other corporate segment primarily reflects the loss on marketable securities and slightly higher segment expenses.

On a Burford-only basis, in the capital provision segment, we generated income before income taxes of $11.7 million for the year ended December 31, 2021 as compared to income before income taxes of $188.7 million for the year ended December 31, 2020. This decrease in income before income taxes in the capital provision segment primarily reflects lower capital provision income for the year ended December 31, 2021. On a Burford-only basis, in the asset management and other services segment, we generated income before income taxes of $0.4 million for the year ended December 31, 2021 as compared to income before income taxes of $7.4 million for the year ended December 31, 2020. This decrease in income before income taxes in the asset management and other services segment primarily reflects higher total segment expenses partially offset by higher insurance income. On a Burford-only basis, in the other corporate segment, the loss before income taxes of $31.1 million for the year ended December 31, 2021 was relatively consistent with the loss before income taxes of $29.3 million for the year ended December 31, 2020.

On a Burford-only basis, in the capital provision segment, we generated income before income taxes of $188.7 million for the year ended December 31, 2020 as compared to income before income taxes of $344.8 million for the year ended December 31, 2019. This decrease in income before income taxes in the capital provision segment primarily reflects lower capital provision income for the year ended December 31, 2020. On a Burford-only basis, in the asset management and other services segment, we generated income before income taxes of $7.4 million for the year ended December 31, 2020 as compared to income before income taxes of $9.6 million for the year ended December 31, 2019. This decrease in income before income taxes in the asset management and other services segment primarily reflects lower insurance and services income in 2020. On a Burford-only basis, in the other corporate segment, we generated a loss before income taxes of $29.3 million for the year ended December 31, 2020 as compared to a loss before income taxes of $21.9 million for the year ended December 31, 2019. This increase in loss before income taxes in the other corporate segment primarily reflects higher segment expenses.

Cash flows

Set forth below is a discussion of our consolidated cash flows for the years ended December 31, 2022, 2021, 2020 and 2019 on a consolidated basis, unless noted otherwise.

The table below sets forth the components of our cash flows for the years ended December 31, 2022, 2021, 2020 and 2019.

		(as restated)
	For the year ended December 31,
($ in thousands)	2022	2021	2020	2019
Net cash (used in)/provided by operating activities	(466,104)	(585,364)	53,827	(273,555)
Net cash (used in) investing activities	(407)	(285)	(360)	(3,398)
Net cash provided by/(used in) financing activities	399,131	444,829	(5,257)	154,695
Net (decrease)/increase in cash and cash equivalents	(67,380)	(140,820)	48,210	(122,258)

40    Burford Capital Annual Report 2022

Net cash (used in)/provided by operating activities

The following table sets forth the components of our net cash used in operating activities for the years ended December 31, 2022 and 2021.

	For the year ended December 31,
($ in thousands)	2022	2021	Change
		(as restated)
Net cash (used in)/provided by operating activities before funding of operating activities	233,328	247,927	(14,599)
Net proceeds from/(funding of) marketable securities	27,866	(160,360)	188,226
Funding of capital provision assets	(727,298)	(672,931)	(54,367)
Net cash used in operating activities	(466,104)	(585,364)	119,260

Net cash used in operating activities was $466.1 million for the year ended December 31, 2022 as compared to net cash used in operating activities of $585.4 million for the year ended December 31, 2021. The decrease in net cash used in operating activities reflects the net proceeds from marketable securities for the year ended December 31, 2022 as compared to the net funding of marketable securities during the year ended December 31, 2021, higher net income and a higher loss on marketable securities, partially offset by higher capital provision income and higher deployments.

The table below sets forth the components of our net cash (used in)/provided by operating activities for the years ended December 31, 2021 and 2020.

	(as restated)
	For the year ended December 31,
($ in thousands)	2021	2020	Change
Net cash provided by operating activities before funding of operating activities	247,927	299,220	(51,293)
Net (funding of)/proceeds from marketable securities	(160,360)	51,750	(212,110)
Funding of capital provision assets	(672,931)	(297,143)	(375,788)
Net cash (used in)/provided by operating activities	(585,364)	53,827	(639,191)

Net cash used in operating activities was $585.4 million for the year ended December 31, 2021 as compared to net cash provided by operating activities of $53.8 million for the year ended December 31, 2020. The increase in net cash used in operating activities reflects higher deployments and heightened fundings of marketable securities for the year ended December 31, 2021 as compared to the net proceeds from marketable securities during the year ended December 31, 2020.

The table below sets forth the components of our net cash (used in)/(provided by) operating activities for the years ended December 31, 2020 and 2019.

	(as restated)
	For the year ended December 31,
($ in thousands)	2020	2019	Change
Net cash provided by operating activities before funding of operating activities	299,220	294,885	4,335
Net (funding of)/proceeds from marketable securities	51,750	3,346	48,404
Funding of capital provision assets	(297,143)	(571,786)	274,643
Net cash (used in)/provided by operating activities	53,827	(273,555)	327,382

Net cash provided by operating activities was $53.8 million for the year ended December 31, 2020 as compared to net cash used in operating activities of $273.6 million for the year ended December 31, 2019. The increase in net cash provided by operating activities reflects lower deployments in 2020 as compared to 2019.

Net cash used in investing activities

Net cash used in investing activities was consistently immaterial for the years ended December 31, 2022, 2021, 2020 and 2019.

Net cash provided by/(used in) financing activities

Net cash provided by financing activities was $399.1 million for the year ended December 31, 2022 as compared to $444.8 million for the year ended December 31, 2021. The decrease in net cash provided by financing activities primarily reflects the redemption of the remaining 2022 Bonds and lower aggregate principal amount of indebtedness issued in 2022 as compared to 2021, partially offset by higher third-party net capital contributions and lower total dividend payments made on our ordinary shares.

Burford Capital Annual Report 2022    41

Net cash provided by financing activities was an inflow of $444.8 million for the year ended December 31, 2021, compared to an outflow of $5.3 million for the year ended December 31, 2020. The cash inflow in 2021 was primarily due to the issuance of $400.0 million in senior notes in April 2021.

Net cash provided by financing activities was an outflow of $5.3 million for the year ended December 31, 2020, compared to an inflow of $154.7 million for the year ended December 31, 2019. The cash outflow in 2020 was due to the redemption of debt, while the net inflow in 2019 was primarily due to sales of a portion of our entitlement in the YPF-related assets held via Colorado.

Debt

In April 2022, we issued $360.0 million aggregate principal amount of the 2030 Notes. As a result, at December 31, 2022, we had five series of debt securities outstanding, of which three series were listed on the Order Book for Retail Bonds of the London Stock Exchange and two series were issued through private placement transactions under Rule 144A and Regulation S under the Securities Act. See note 13 (Debt) to our consolidated financial statements and “Equity and debt securities” for additional information with respect to our outstanding debt securities.

We manage our business with relatively low levels of leverage and have well-laddered debt maturities with an overall weighted average maturity in excess of the expected weighted average life of our legal finance assets. At December 31, 2022, the weighted average maturity of our outstanding debt securities of 4.9 years continued to be longer than the weighted average life of our concluded capital provision-direct assets, weighted by realizations, of 2.4 years. Our debt maturity profile is intended to mitigate any significant single-year refinancing risk.

Going forward, we expect to continue to be an opportunistic issuer of debt securities and may issue new debt securities from time to time to fund our growth or refinance future debt maturities, among other things. In addition, depending on our liquidity position, we may purchase or redeem from time to time a portion of our outstanding debt securities. We redeemed in full the remaining $79.9 million (£62.0 million) aggregate principal amount of the 2022 Bonds during the year ended December 31, 2022. We previously purchased on the open market or through tender offer a total of $38.9 million (£28.0 million) aggregate principal amount of the 2022 Bonds during the years ended December 31, 2021 and 2020. We chose to redeem the 2022 Bonds in May 2022 before their final maturity date because the cash economics of doing so were more favorable than allowing the 2022 Bonds to remain outstanding until their scheduled final maturity date in August 2022.

Our debt securities that are listed on the Order Book for Retail Bonds of the London Stock Exchange at the date of this Annual Report contain one significant financial covenant, which is a leverage ratio requirement that we maintain a level of consolidated net debt (defined as debt less cash and cash equivalents and marketable securities) that is less than 50% of our consolidated tangible assets (defined as total assets less intangible assets). At December 31, 2022, 2021 and 2020, our consolidated net debt to consolidated tangible assets ratio was 25%, 19% and 11%, respectively. In addition, the indentures governing the 2028 Notes and the 2030 Notes issued through private placement transactions under Rule 144A and Regulation S under the Securities Act contain certain restrictive covenants that, among other things, require us to have a Consolidated Indebtedness to Net Tangible Equity Ratio (as defined in the indentures governing the 2028 Notes or the 2030 Notes, as applicable) of less than 1.50 to 1.00, 1.75 to 1.00 or 2.00 to 1.00, as applicable, to undertake specific actions, such as making restricted payments or permitted investments or incurring additional indebtedness. At December 31, 2022, 2021 and 2020, our Consolidated Indebtedness to Net Tangible Equity Ratio was 0.80 to 1.00, 0.67 to 1.00 and 0.42 to 1.00, respectively. See “Reconciliations—Debt leverage ratio calculations” for the reconciliations of our debt leverage ratios. At December 31, 2022, we were in compliance with all of the covenants under the trust deeds and the indentures, as applicable.

We are required to provide certain information pursuant to the indentures governing the 2028 Notes and the 2030 Notes. With respect to the 2028 Notes and the 2030 Notes, at and for the year ended December 31, 2022, we and our Restricted Subsidiaries (as defined in the indentures governing the 2028 Notes or the 2030 Notes, as applicable) had total assets of $3.6 billion, $1.3 billion of third-party indebtedness and $245.4 million of total revenues. With respect to the 2028 Notes, at and for the year ended December 31, 2021, we and our Restricted Subsidiaries (as defined in the indenture governing the 2028 Notes) had total assets of $3.2 billion, $1.0 billion of third-party indebtedness and $173.4 million of total revenues.

With respect to the 2028 Notes and the 2030 Notes, at and for the year ended December 31, 2022, our Unrestricted Subsidiaries (as defined in the indentures governing the 2028 Notes or the 2030 Notes, as applicable) had total assets of $718.2 million, no third-party indebtedness and $73.8 million of total revenues. With respect to the 2028 Notes, at and

42    Burford Capital Annual Report 2022

for the year ended December 31, 2021, our Unrestricted Subsidiaries (as defined in the indenture governing the 2028 Notes) had total assets of $506.4 million, no third-party indebtedness and $43.9 million of total revenues.

Liquidity

On a consolidated basis, our cash and cash equivalents and marketable securities decreased by 31% to $244.0 million at December 31, 2022 as compared to $355.6 million at December 31, 2021. The decrease in cash and cash equivalents and marketable securities on a consolidated basis reflects increased funding in excess of proceeds on capital provision assets and the redemption of the 2022 Bonds, partially offset by the issuance of the 2030 Notes.

The table below sets forth our cash and cash equivalents and marketable securities at December 31, 2022, 2021 and 2020 on a consolidated basis.

	At December 31,
($ in thousands)	2022	2021	2020
Cash and cash equivalents	107,658	180,255	322,085
Marketable securities	136,358	175,336	16,594
Total	244,016	355,591	338,679

On a Burford-only basis, our cash and cash equivalents and marketable securities decreased by 33% to $210.0 million at December 31, 2022 as compared to $315.0 million at December 31, 2021. The decrease in cash and cash equivalents and marketable securities on a Burford-only basis reflects increased funding in excess of proceeds on capital provision assets and the redemption of the 2022 Bonds, partially offset by the issuance of the 2030 Notes.

The table below sets forth our cash and cash equivalents and marketable securities at December 31, 2022, 2021 and 2020 on a Burford-only basis.

	At December 31,
($ in thousands)	2022	2021	2020
Cash and cash equivalents	73,679	139,678	319,586
Marketable securities	136,358	175,336	16,594
Total	210,037	315,014	336,180

Our marketable securities consist of short-duration and generally investment-grade fixed income assets, the bulk of which are held in separately managed accounts, managed by a third-party asset manager that specializes in short-duration and money market investments and actively trades those positions.

We believe our available cash and cash from operations, which includes proceeds from our capital provision assets, will be adequate to fund our operations and future growth, satisfy our working capital requirements, meet obligations under our debt securities, pay dividends and meet other liquidity requirements for the foreseeable future.

Our material contractual obligations consist of financial liabilities relating to (i) definitive commitments to financing arrangements (ii) debt securities and related interest payments, (iii) operating leases and (iv) third-party interests in capital provision assets. See note 21 (Financial commitments and contingent liabilities) to our consolidated financial statements for additional information with respect to our contractual obligations at December 31, 2022. See “—Portfolio—Undrawn commitments” for information with respect to our undrawn commitments.

Cash receipts (non-GAAP financial measure)

Cash receipts provide a measure of the cash that our capital provision and other assets generate during a given period as well as cash from certain other fees and income. See “Basis of presentation of financial information—APMs and non-GAAP financial measures relating to our operating and financial performance—Non-GAAP financial measures” for additional information with respect to our cash receipts. See “—Cash flows” for a discussion of our cash flows on a GAAP basis.

Burford Capital Annual Report 2022    43

The table below sets forth the components of our cash receipts for the years ended December 31, 2022, 2021, 2020 and 2019 on a Burford-only basis.

	For the year ended December 31,
($ in thousands)	2022	2021	2020	2019
Burford-only proceeds from capital provision-direct assets	295,636	231,413	324,925	210,115
Burford-only proceeds from capital provision-indirect assets	10,293	25,176	172,501	269,688
Burford-only proceeds from asset management and other services	22,057	24,877	21,320	38,025
Cash receipts	327,986	281,466	518,746	517,828

On a Burford-only basis, our cash receipts increased by 17% to $328.0 million for the year ended December 31, 2022 as compared to $281.5 million for the year ended December 31, 2021. The increase in cash receipts primarily reflects increased proceeds from our capital provision-direct assets, including cash receipts from due from settlement of capital provision assets.

On a Burford-only basis, our cash receipts decreased by 46% to $281.5 million for the year ended December 31, 2021 as compared to $518.7 million for the year ended December 31, 2020. The decrease in cash receipts primarily reflects decreased proceeds from our capital provision assets, including cash receipts from due from settlement of capital provision assets. In 2021, the majority of cash receipts were derived from capital provision-direct assets, while in 2020, the Strategic Value Fund within the capital provision-indirect portfolio, where capital tends to be recycled more quickly because of the short tenor of the assets, accounted for a greater portion of cash receipts.

See “—Reconciliations—Cash receipts reconciliation” for a reconciliation of cash receipts to proceeds from capital provision assets, the most comparable measure calculated in accordance with US GAAP.

Off-balance sheet arrangements

At December 31, 2022, 2021 and 2020, we had off-balance sheet arrangements relating to legal finance assets with structured entities that aggregate claims from multiple parties in the amount of $3.8 million, $6.4 million and $8.9 million, respectively. See note 16 (Variable interest entities) to our consolidated financial statements for additional information with respect to structured entities.

Research and development, patents and licenses, etc.

We do not spend material amounts on research and development, nor do we own any patents or licenses.

Dividends

The table below sets forth our dividend payments during the year ended December 31, 2022.

($ in cents)	Cash dividend per ordinary share	Payment date	Record date
2021 final dividend	6.25	June 17, 2022	May 27, 2022
2022 interim dividend	6.25	December 1, 2022	November 4, 2022
Total dividend payments made during the year ended December 31, 2022	12.50

The Board has declared an interim dividend of 6.25¢ per ordinary share payable on June 16, 2023 to shareholders of record on May 26, 2023 (with an ex-dividend date of May 25, 2023).

We expect to maintain a total annual dividend of 12.50¢ per ordinary share in the future, payable semi-annually. We do not anticipate regular increases in our level of annual dividends, but we expect to review our level of annual dividends with shareholders and the Board from time to time. See “Risk factors—Risks relating to our ordinary shares—There can be no assurance that we will pay dividends or distributions” for additional information with respect to our declaration and payment of dividends.

Portfolio

Overview

We count each of our contractual relationships as an “asset”, although many such relationships are composed of multiple underlying litigation matters that are often cross collateralized rather than reliant on the performance of a single matter. At December 31, 2022, our Burford-only portfolio consisted of 211 assets held directly and nine additional assets held indirectly through the Strategic Value Fund and the Advantage Fund. At December 31, 2021, our

44    Burford Capital Annual Report 2022

Burford-only portfolio consisted of 184 assets held directly and two additional assets held indirectly through the Strategic Value Fund.

At December 31, 2022, our consolidated portfolio was $5.5 billion, while our Group-wide portfolio was $6.1 billion, of which $3.9 billion was attributable to Burford-only. At December 31, 2021, our consolidated portfolio was $4.6 billion, while our Group-wide portfolio was $5.3 billion, of which $3.4 billion was attributable to Burford-only. At December 31, 2020, our consolidated portfolio was $4.2 billion, while our Group-wide portfolio was $4.6 billion, of which $3.0 billion was attributable to Burford-only.

The tables below set forth the reconciliations of our portfolio on a Burford-only basis to a Group-wide basis at December 31, 2022 and 2021.

	At December 31, 2022
		Elimination of
		third-party
($ in thousands)	Consolidated	interests	Burford-only	Other funds	BOF-C	Group-wide
Capital provision-direct assets:
Deployed cost	1,934,662	(448,512)	1,486,150	422,098	383,322	2,291,570
Plus: Fair value adjustments	1,687,640	(569,785)	1,117,855	133,122	133,660	1,384,637
Carrying value	3,622,302	(1,018,297)	2,604,005	555,220	516,982	3,676,207
Plus: Undrawn commitments	1,671,327	(372,279)	1,299,048	182,372	371,724	1,853,144
Total capital provision-direct assets	5,293,629	(1,390,576)	3,903,053	737,592	888,706	5,529,351

Capital provision-indirect assets:
Carrying value	113,253	(81,839)	31,414	81,840	-	113,254
Plus: Undrawn commitments	49,400	(41,167)	8,233	41,167	-	49,400
Total capital provision-indirect assets	162,653	(123,006)	39,647	123,007	-	162,654

Post-settlement:
Deployed cost	-	-	-	358,193	-	358,193
Plus: Fair value adjustments	-	-	-	81,067	-	81,067
Carrying value	-	-	-	439,260	-	439,260
Plus: Undrawn commitments	-	-	-	15,606	-	15,606
Total post-settlement	-	-	-	454,866	-	454,866

Total portfolio	5,456,282	(1,513,582)	3,942,700	1,315,465	888,706	6,146,871
1.
1.

The $31.4 million carrying value for the Burford-only capital provision-indirect assets did not include an additional $1.0 million for the Burford-only portion of the receivable from due from settlement of capital provision assets on concluded assets in the Strategic Value Fund for a total of $32.4 million carrying value for Burford-only capital provision-indirect assets as noted in the table under “—Reconciliations—Capital provision asset reconciliations”.

Burford Capital Annual Report 2022    45

	(as restated)
	At December 31, 2021
		Elimination of
		third-party
($ in thousands)	Consolidated	interests	Burford-only	Other funds	BOF-C	Group-wide
Capital provision-direct assets:
Deployed cost	1,582,929	(332,384)	1,250,545	508,034	274,110	2,032,689
Plus: Fair value adjustments	1,521,479	(475,319)	1,046,160	130,285	49,364	1,225,809
Carrying value	3,104,408	(807,703)	2,296,705	638,319	323,474	3,258,498
Plus: Undrawn commitments	1,492,784	(360,508)	1,132,276	216,769	359,209	1,708,254
Total capital provision-direct assets	4,597,192	(1,168,211)	3,428,981	855,088	682,683	4,966,752

Capital provision-indirect assets:
Carrying value	12,855	(1,595)	11,260	1,595	-	12,855
Plus: Undrawn commitments	-	-	-	-	-	-
Total capital provision-indirect assets	12,855	(1,595)	11,260	1,595	-	12,855

Post-settlement:
Deployed cost	-	-	-	274,593	-	274,593
Plus: Fair value adjustments	-	-	-	56,731	-	56,731
Carrying value	-	-	-	331,324	-	331,324
Plus: Undrawn commitments	-	-	-	11,833	-	11,833
Total post-settlement	-	-	-	343,157	-	343,157

Total portfolio	4,610,047	(1,169,806)	3,440,241	1,199,840	682,683	5,322,764
1.

The $11.3 million carrying value for the Burford-only capital provision-indirect assets did not include an additional $10.3 million for the Burford-only portion of the receivable from due from settlement of capital provision assets on concluded assets in the Strategic Value Fund for a total of $21.6 million carrying value for Burford-only capital provision-indirect assets as noted in the table under “—Reconciliations—Portfolio reconciliations”.

	(as restated)
	At December 31, 2020
		Elimination of
		third-party
($ in thousands)	Consolidated	interests	Burford-only	Other funds	BOF-C	Group-wide
Capital provision-direct assets:
Deployed cost	1,159,612	(211,556)	948,056	414,946	152,332	1,515,334
Plus: Fair value adjustments	1,469,536	(451,798)	1,017,738	103,400	29,117	1,150,255
Carrying value	2,629,148	(663,354)	1,965,794	518,346	181,449	2,665,589
Plus: Undrawn commitments	1,492,784	(483,057)	1,009,727	285,782	239,581	1,535,090
Total capital provision-direct assets	4,121,932	(1,146,411)	2,975,521	804,128	421,030	4,200,679

Capital provision-indirect assets:
Carrying value	85,166	(41,951)	43,215	41,951	-	85,166
Plus: Undrawn commitments	-	-	-	-	-	-
Total capital provision-indirect assets	85,166	(41,951)	43,215	41,951	-	85,166

Post-settlement:
Deployed cost	-	-	-	255,413	-	255,413
Plus: Fair value adjustments	-	-	-	32,421	-	32,421
Carrying value	-	-	-	287,834	-	287,834
Plus: Undrawn commitments	-	-	-	27,034	-	27,034
Total post-settlement	-	-	-	314,868	-	314,868

Total portfolio	4,207,098	(1,188,362)	3,018,736	1,160,947	421,030	4,600,713

The Group-wide portfolio grew at a compound annual growth rate of 18% over the four-year period ended December 31, 2022. The Group-wide portfolio grew by 15% during the year ended December 31, 2022. On a Burford-only basis, the portfolio of capital provision assets increased by 15% to $3.9 billion at December 31, 2022 as compared to $3.4 billion at December 31, 2021. The growth in the period is driven largely by new deployments and commitment growth in capital provision-direct assets, coupled with a net increase in fair value resulting from progress in underlying litigation matters offset in part by an increase in discount rates. In addition, the new Advantage Fund has contributed to an increase in capital provision-indirect assets.

46    Burford Capital Annual Report 2022

The Group-wide portfolio grew at a compound annual growth rate of 18% over the three-year period ended December 31, 2021. The Group-wide portfolio grew by 16% during the year ended December 31, 2021. On a Burford-only basis, the portfolio of capital provision assets increased by 14% to $3.4 billion at December 31, 2021 as compared to $3.0 billion at December 31, 2020. The growth in the period is driven by significant new deployments in capital provision-direct assets as well as continuing growth in new commitments and a moderate net increase in fair value driven by progress in underlying litigation matters again offset in part by an increase in discount rates.

Fair value of capital provision assets

Valuation policy

We updated our valuation policy for capital provision assets during the year ended December 31, 2022. See “Explanatory Note” and note 2 (Summary of significant accounting policies) to our consolidated financial statements. We value our capital provision assets using an income approach. The income approach estimates fair value based on our estimated, risk-adjusted future cash flows, using a discount rate to reflect the funding risk of deploying capital for funding of capital provision assets. The income approach requires us to make a series of assumptions, such as discount rate, the timing and amount of both expected cash inflows and additional fundings and a risk adjustment factor reflecting the uncertainty inherent in the cash flows primarily driven by litigation risk, which changes as a result of observable litigation events. These assumptions are considered Level 3 inputs.

A cash flow forecast is developed for each capital provision asset based on our anticipated capital commitments, damages or settlement estimates and our contractual entitlement. Capital provision assets are recorded at initial fair value, which is equivalent to the initial transaction price for a given capital provision asset, based on an assessment that it is an arm’s-length transaction between independent third parties and an orderly transaction between market participants. Using the cash flow forecast and a discount rate, an appropriate risk adjustment factor is calculated to be applied to the forecast cash inflows to calibrate the valuation model to the initial transaction price. Each reporting period, the cash flow forecast is updated based on the best available information on damages or settlement estimates and it is determined whether there has been an objective event in the underlying litigation process, which would change the litigation risk and thus the risk adjustment factor associated with the capital provision asset. These objective events could include, among others:

▪	A significant positive ruling or other objective event prior to any trial court judgment
▪	A favorable trial court judgment
▪	A favorable judgment on the first appeal
▪	The exhaustion of as-of-right appeals
▪	In arbitration cases, where there are limited opportunities for appeal, issuance of a tribunal award
▪	An objective negative event at various stages in the litigation process

Each reporting period, the updated risk-adjusted cash flow forecast is then discounted at the then current discount rate to measure fair value. See note 15 (Fair value of assets and liabilities) to our consolidated financial statements for additional information.

Fair value of capital provision assets

The aggregate carrying value of our capital provision assets on a consolidated basis was $3.7 billion, $3.1 billion and $2.7 billion at December 31, 2022, 2021 and 2020, respectively.

On a consolidated basis, the aggregate fair value adjustments on our portfolio of capital provision assets, excluding the YPF-related assets, were $518.5 million, or 21% of the aggregate carrying value excluding the YPF-related assets, at December 31, 2022 as compared to $350.0 million, excluding the YPF-related assets, or 19% of the aggregate carrying value excluding the YPF-related assets, at December 31, 2021 and $303.4 million, excluding the YPF-related assets, or 20% of the aggregate carrying value excluding the YPF-related assets, at December 31, 2020.

Burford Capital Annual Report 2022    47

The tables below set forth the deployed cost, unrealized gain and carrying value of the YPF-related assets and other assets at December 31, 2022, 2021 and 2020 on a consolidated basis.

On a Burford-only basis, the aggregate fair value adjustments on our portfolio of capital provision assets, excluding the YPF-related assets, were $348.6 million, or 19% of the aggregate carrying value excluding the YPF-related assets, at December 31, 2022 as compared to $279.0 million, excluding the YPF-related assets, or 19% of the aggregate carrying value excluding the YPF-related assets, at December 31, 2021 and $245.3 million, excluding the YPF-related assets, or 21% of the aggregate carrying value excluding the YPF-related assets, at December 31, 2020.

The tables below set forth the deployed cost, unrealized gain and carrying value of the YPF-related assets and other assets at December 31, 2022, 2021 and 2020 on a consolidated basis.

	At December 31, 2022
($ in thousands)	Deployed cost	Unrealized gain	Carrying value
YPF-related assets	61,610	1,170,939	1,232,549
Other assets	1,984,539	518,468	2,503,007
Total capital provision assets	2,046,149	1,689,407	3,735,556

	(as restated)
	At December 31, 2021
($ in thousands)	Deployed cost	Unrealized gain	Carrying value
YPF-related assets	57,128	1,173,654	1,230,782
Other assets	1,536,957	349,524	1,886,481
Total capital provision assets	1,594,085	1,523,178	3,117,263

	(as restated)
	At December 31, 2020
($ in thousands)	Deployed cost	Unrealized gain	Carrying value
YPF-related assets	47,989	1,175,443	1,223,432
Other assets	1,187,440	303,442	1,490,882
Total capital provision assets	1,235,429	1,478,885	2,714,314

The tables below set forth the deployed cost, unrealized gain and carrying value of the YPF-related assets and other assets at December 31, 2022, 2021 and 2020 on a Burford-only basis.

	At December 31, 2022
($ in thousands)	Deployed cost	Unrealized gain	Carrying value
YPF-related assets	54,625	768,410	823,035
Other assets	1,464,822	348,583	1,813,405
Total capital provision assets	1,519,447	1,116,993	2,636,440

	(as restated)
	At December 31, 2021
($ in thousands)	Deployed cost	Unrealized gain	Carrying value
YPF-related assets	50,142	770,623	820,765
Other assets	1,218,395	279,106	1,497,501
Total capital provision assets	1,268,537	1,049,729	2,318,266

	(as restated)
	At December 31, 2020
($ in thousands)	Deployed cost	Unrealized gain	Carrying value
YPF-related assets	41,003	772,219	813,222
Other assets	950,441	245,346	1,195,787
Total capital provision assets	991,444	1,017,565	2,009,009

Fair value of YPF-related assets

The determination of the fair value of the YPF-related assets—our financing of the Petersen and Eton Park claims—is based on the same methodology, which we use to value all of our other capital provision assets. In June 2019, we sold a portion of the Petersen claim, constituting $100.0 million of a $148.0 million placement, to a number of institutional investors. Other third-party holders sold the remaining portion. Given the size of this sale and the participation of a meaningful number of third-party institutional investors, we concluded that this market evidence should be factored

48    Burford Capital Annual Report 2022

into our valuation process of the YPF-related assets. As a result, we have utilized the implicit valuation of the Petersen claim to calibrate our model to determine the fair value of the YPF-related assets in subsequent periods through December 31, 2022. Episodic subsequent trading of portions of the Petersen claim have not been factored into our valuation process of the YPF-related assets.

On a consolidated basis, the carrying value of the YPF-related assets (both Petersen and Eton Park combined) was $1.2 billion at December 31, 2022, 2021 and 2020.

On a Burford-only basis, the carrying value of the YPF-related assets (both Petersen and Eton Park combined) increased slightly to $823.0 million at December 31, 2022 as compared to $820.8 million at December 31, 2021 and as compared to $813.2 million at December 31, 2020. During the year ending December 31, 2022, our cost basis increased by $4.5 million, including $2.1 million in costs that are recoverable, to $54.6 million, and our unrealized gain decreased by $2.2 million to $768.4 million.

On March 31, 2023, the United States District Court for the Southern District of New York (the “Court”) issued its opinion and order in connection with the summary judgment motions filed by the parties (the “Ruling”) in the Petersen and Eton Park cases against the Republic of Argentina and YPF.

In summary, the Court decided that (i) Argentina was liable to Petersen and Eton Park for failing to make a tender offer for their YPF shares in 2012; (ii) YPF was not liable for failing to enforce its bylaws against Argentina; (iii) the various arguments Argentina had made to try to reduce its damages liability from the straightforward application of the formula in the bylaws were unavailing; and (iv) a hearing is needed to resolve two factual issues to enable the computation of damages.

The Ruling was a complete win against Argentina with respect to liability, with the quantum of damages yet to be determined, and a loss against YPF. The estimated impact of the Ruling on the fair value of the YPF-related capital provision assets at March 31, 2023 is an approximate increase of $285 million on a consolidated basis, approximately $100 million relating to third-party interests and approximately $185 million on a Burford-only basis.

Gains from capital provision-direct portfolio

The table below sets forth the components of our total capital provision-direct income for the years ended December 31, 2022, 2021, 2020 and 2019 on a consolidated basis.

	For the year ended December 31,
($ in thousands)	2022	2021	2020	2019
		(as restated)
Realized gains relative to cost	158,933	137,247	184,678	123,010
Fair value adjustment during the period, net previous unrealized gains transferred to realized gains	167,222	53,453	128,232	425,423
Foreign exchange (losses)	(6,357)	(4,517)	(777)	575
Other	3,333	(500)	(31)	2,122
Total capital provision-direct income	323,131	185,683	312,102	551,130

The table below sets forth the components of our total capital provision-direct income for the years ended December 31, 2022, 2021, 2020 and 2019 on a Burford-only basis.

	For the year ended December 31,
($ in thousands)	2022	2021	2020	2019
		(as restated)
Realized gains relative to cost	133,357	128,429	179,684	120,522
Fair value adjustment during the period, net previous unrealized gains transferred to realized gains	73,989	29,709	100,743	322,967
Foreign exchange (losses)	(4,485)	(4,203)	561	612
Other	3,333	(500)	(22)	2,087
Total capital provision-direct income	206,194	153,435	280,966	446,188

On a consolidated basis, the increase in capital provision-direct income for the year ended December 31, 2022 reflects advances in case progression as courts and legal processes continued to return to normal after the disruption caused by the Covid-19 pandemic. The number of cases moving one step closer to resolution increased in both volume and value of matter with 60 capital provision-direct assets that concluded in 2022, up from over 40 capital provision-direct assets that concluded in 2021. The overall decrease across all components of capital provision-direct income for the year

Burford Capital Annual Report 2022    49

ended December 30, 2021 compared to the year prior, was due to the disruption in court proceedings due to the Covid-19 pandemic. For the year ended December 31, 2020, capital provision-direct income was primarily driven by success in a group of ten correlated assets consisting of 18 cases, in which we recognized realized gains of $172.4 million, driving higher year over year realized gains during the period. For the year ended December 31, 2019, capital provision-direct income was driven by fair value adjustments due to the $148 million placement of YPF-related assets based on the size of the sale and the participation of a meaningful number of third-party institutional investors, substantiating the market transaction.

Realized gains

On a consolidated basis, realized gains on the capital provision-direct portfolio increased by 16% to $158.9 million for the year ended December 31, 2022 as compared to $137.2 million for the year ended December 31, 2021, due in part to $59.5 million in realized gains contribution from the partial conclusion during 2022 of the global antitrust portfolio matter entered into during the year ended December 31, 2021. We recorded $14.8 million in gross realized losses on assets concluded during the year ended December 31, 2022 as compared to $8.8 million in gross realized losses on assets concluded during the year ended December 31, 2021. As a percentage of average capital provision-direct assets at cost on a consolidated basis during the period, this represented 0.8% for the year ended December 31, 2022 as compared to 0.6% for the year ended December 31, 2021.

On a consolidated basis, realized gains on the capital provision-direct portfolio decreased by 26% to $137.2 million for the year ended December 31, 2021 as compared to $184.7 million for the year ended December 31, 2020.

On a consolidated basis, realized gains on the capital provision-direct portfolio increased by 50% to $184.7 million for the year ended December 31, 2020 as compared to $123.0 million for the year ended December 31, 2019.

On a Burford-only basis, realized gains on the capital provision-direct portfolio increased by 4% to $133.3 million for the year ended December 31, 2022 as compared to $128.4 million for the year ended December 31, 2021, primarily due to the higher volume of conclusions of capital provision assets resulting from 50 realizations in 2022 as compared to 37 realizations in 2021. In addition, there was $51.7 million in realized gains contribution from the partial conclusion during 2022 of the global antitrust portfolio matter entered into during the year ended December 31, 2021. We recorded $13.6 million in gross realized losses on assets concluded during the year ended December 31, 2022 as compared to $8.6 million in gross realized losses on assets concluded during the year ended December 31, 2021. As a percentage of average capital provision-direct assets at cost on a Burford-only basis during the period, this represented 1.0% for the year ended December 31, 2022 as compared to 0.8% for the year ended December 31, 2021.

On a Burford-only basis, realized gains on the capital provision-direct portfolio decreased by 29% to $128.4 million for the year ended December 31, 2021 as compared to $179.7 million for the year ended December 31, 2020.

On a Burford-only basis, realized gains on the capital provision-direct portfolio increased by 49% to $179.7 million for the year ended December 31, 2020 as compared to $120.5 million for the year ended December 31, 2019.

Unrealized gains

On a consolidated basis, fair value adjustments, net of previously recognized unrealized gains transferred to realized gains on the capital provision-direct portfolio increased to $167.2 million for the year ended December 31, 2022 as compared to $53.5 million for the year ended December 31, 2021. This increase in fair value adjustments reflected the reopening of courts and the resumption of cases following the Covid-19 pandemic.

On a consolidated basis, fair value adjustments, net of previously recognized unrealized gains transferred to realized, on the capital provision-direct portfolio decreased to $53.5 million for the year ended December 31, 2021, as compared to $128.2 million for the year ended December 31, 2020. This decrease is due to the disruption in court proceedings due to the Covid-19 pandemic.

On a consolidated basis, fair value adjustments, net of previously recognized unrealized gains transferred to realized, on the capital provision-direct portfolio decreased to $128.2 million for the year ended December 31, 2020, as compared to $425.4 million for the year ended December 31, 2019. This decrease is due to the unrealized gain on our YPF-related assets in 2019, which did not reoccur in 2020.

On a Burford-only basis, fair value adjustments, net of previously recognized unrealized gains transferred to realized, on the capital provision-direct portfolio increased to $74.0 million for the year ended December 31, 2022 as compared

50    Burford Capital Annual Report 2022

to $29.7 million for the year ended December 31, 2021. This increase in fair value adjustments reflected the reopening of courts and the resumption of cases following the Covid-19 pandemic.

On a Burford-only basis, fair value adjustments, net of previously recognized unrealized gains transferred to realized, on the capital provision-direct portfolio decreased to $29.7 million for the year ended December 31, 2021 as compared to $100.7 million for the year ended December 31, 2020. This decrease in fair value adjustments reflected the disruption of courts and the delay of cases due to the Covid-19 pandemic.

On a Burford-only basis, fair value adjustments, net of previously recognized unrealized gains transferred to realized, on the capital provision-direct portfolio decreased to $100.7 million for the year ended December 31, 2020 as compared to $323.0 million for the year ended December 31, 2019. This decrease in fair value adjustments is due to the unrealized gain on our YPF-related assets in 2019, which did not reoccur in 2020.

Undrawn commitments

Our portfolio includes amounts deployed and fair value adjustments, as well as commitments that have not been funded and, therefore, are expected to become deployments at some future date. As our funding commitments may not be deployed for a variety of reasons, they are considered undrawn. See note 21 (Financial commitments and contingent liabilities) to our consolidated financial statements for additional information with respect to undrawn commitments.

At December 31, 2022, 2021 and 2020, our consolidated undrawn commitments were $1.9 billion, $1.7 billion and 1.6 billion, respectively.

We had $1.3 billion of Burford-only undrawn commitments at December 31, 2022, which were primarily attributable to the capital provision-direct portfolio as compared to $1.1 billion of Burford-only undrawn commitments at December 31, 2021. Other undrawn commitments are the responsibility of our private funds and other capital pools, which plan separately and have other sources of liquidity to be able to meet those undrawn commitments, typically by calling capital from their investors.

Of the $1.3 billion of Burford-only undrawn commitments at December 31, 2022, $1.2 billion related to existing legal finance arrangements, $8.2 million related to new arrangements under the Advantage Fund and the remaining $75.3 million was attributable to legal risk management, none of which we expect to fund and none of which can be drawn on any sort of accelerated basis as these commitments are to cover an indemnity or insurance for adverse costs, such that a deployment would only occur if there were losses in these investment matters. Of the $1.1 billion of Burford-only undrawn commitments at December 31, 2021, $1.0 billion related to existing legal finance arrangements, with the remaining $82.0 million attributable to legal risk management.

The tables below set forth the reconciliations of the components of our total undrawn commitments at December 31, 2022, 2021 and 2020 from a Burford-only basis to a Group-wide basis.

	At December 31, 2022
($ in thousands)	Burford-only		Other funds		BOF-C		Group-wide
Capital provision assets	1,307,281	68%	223,539	12%	371,724	20%	1,902,544
Post-settlement	-	0%	15,606	100%	-	0%	15,606
Total undrawn commitments	1,307,281	68%	239,145	12%	371,724	20%	1,918,150

	At December 31, 2021
($ in thousands)	Burford-only(1)		Other funds		BOF-C		Group-wide
Capital provision assets	1,132,276	66%	216,769	13%	359,209	21%	1,708,254
Post-settlement	-	0%	11,833	100%	-	0%	11,833
Total undrawn commitments	1,132,276	66%	228,602	13%	359,209	21%	1,720,087
1.

The Burford-only undrawn commitments at December 31, 2021 included approximately $62.5 million of interests in assets that were warehoused for other funds, including a $12.5 million asset warehoused for BOF-C and a $50.0 million asset warehoused for the Advantage Fund, which were reflected as capital provision-indirect assets following the transfer. After giving effect to these transfers, Burford-only undrawn commitments for capital provision-direct assets at December 31, 2021 would have been $987.7 million, of which $460.3 million were definitive and $527.4 million were discretionary, as well as $8.3 million of undrawn commitments in capital provision-indirect assets and $82.0 million undrawn commitments in legal risk assets.

	At December 31, 2020
($ in thousands)	Burford-only		Other funds		BOF-C		Group-wide
Capital provision assets	1,009,727	66%	285,782	19%	239,581	16%	1,535,090
Post-settlement	-	0%	27,034	100%	-	0%	27,034
Total undrawn commitments	1,009,727	65%	312,816	20%	239,581	15%	1,562,124

Burford Capital Annual Report 2022    51

The table below sets forth the components of our total capital provision-direct undrawn commitments at December 31, 2022, 2021 and 2020 on a Burford-only basis.

	At December 31,
($ in thousands)	2022	% of total	2021	(1)	% of total	2020	% of total
Definitive undrawn commitments	583,507	48%	522,826		50%	347,227	38%
Discretionary undrawn commitments	640,201	52%	527,423		50%	574,763	62%
Total legal finance undrawn commitments	1,223,708	100%	1,050,249		100%	921,990	100%
Legal risk undrawn commitments	75,340		82,027			87,737
Total capital provision-direct undrawn commitments	1,299,048		1,132,276			1,009,727
Capital provision-indirect undrawn commitments (definitive)	8,233		-			-
Total capital provision undrawn commitments	1,307,281		1,132,276			1,009,727
1.

The Burford-only undrawn commitments at December 31, 2021 included approximately $62.5 million of interests in assets that were warehoused for other funds, including a $12.5 million asset warehoused for BOF-C and a $50.0 million asset warehoused for the Advantage Fund, which were reflected as capital provision-indirect assets following the transfer. After giving effect to these transfers, Burford-only undrawn commitments for capital provision-direct assets at December 31, 2021 would have been $987.7 million, of which $460.3 million were definitive and $527.4 million were discretionary, as well as $8.3 million of undrawn commitments in capital provision-indirect assets and $82.0 million undrawn commitments in legal risk assets.

See “—Reconciliations—Reconciliations of consolidated financial statements to Burford-only financial statements—Reconciliations of capital provision-direct undrawn commitments” for the reconciliations of the consolidated capital provision-direct definitive and discretionary undrawn commitments and legal risk (definitive) undrawn commitments to Burford-only capital provision-direct definitive and discretionary undrawn commitments and legal risk (definitive) undrawn commitments, in each case, at December 31, 2022 and 2021.

Our undrawn commitments can be divided into two categories: discretionary and definitive.

▪	Discretionary commitments are those where we retain a considerable degree of discretion over whether to advance capital and generally would not suffer an adverse financial consequence from failing to do so. Deployments on discretionary commitments are entirely within our control as we can decline to make the commitment if we do not want to deploy capital at that time.
▪	Definitive commitments are those commitments where we are contractually obligated to fund incremental capital and failure to do so would typically result in adverse contractual consequences (such as a dilution in our returns or the loss of our funded capital in a case).

We believe we have significant visibility into, and control over, our deployments, as a significant portion of our commitments is discretionary. We also believe that we have good visibility into the timing of when definitive commitments will be drawn, partly because many of our agreements structure future draws on an explicit timetable or with reference to case events and partly because we have insight into the timing of individual legal actions. Because of the longer-term nature of such deployments, our aggregate deployments on undrawn commitments remain gradual, with a median over the last five years of 18% of undrawn commitments at prior period end funded in the following 12 months.

In addition, the incidence of settlement means that not all our commitments will be drawn. Historically, the median deployment in the initial year from commitment was 42% of the commitment amount, increasing to 70% by the third year. On average, we have deployed 86% of our commitments on fully and partially concluded matters, although it can take many years to reach that level on any individual matter.

Portfolio concentrations

The claims underlying our capital provision-direct assets are generally diverse, as are our relationships with corporate and law firm clients.

52    Burford Capital Annual Report 2022

The table below sets forth the respective percentages of our commitments to corporate, law firm and other clients at December 31, 2022, 2021 and 2020 on a Group-wide basis.

	At December 31,
	2022	2021	2020
Corporates	57%	56%	57%
Law firms	39%	40%	41%
Other	4%	4%	2%

Our largest commitment (including deployed capital and undrawn commitment) to a corporate client on a Group-wide basis was $175.0 million ($130.0 million on a Burford-only basis) at December 31, 2022 as compared to $350.1 million on a Group-wide basis ($212.4 million on a Burford-only basis) at December 31, 2021. This accounted for 4% of our Group-wide commitments (4% on a Burford-only basis) at December 31, 2022 as compared to 9% of our Group-wide commitments (9% on a Burford-only basis) at December 31, 2021.

Our largest relationship with a single law firm consisted of (i) financing arrangements between us and the law firm, where the law firm seeks to monetize the risk that the law firm has taken with some of its clients, (ii) direct financing arrangements with counterparties that elect to hire the law firm where our financing funds the law firm’s legal fees and (iii) direct financing arrangements with counterparties that have hired the law firm but where our financing is used for other corporate purposes than for funding the law firm’s fees. This law firm is one of the 50 largest law firms in the United States based on revenue according to The American Lawyer, with more than 500 lawyers and more than 20 offices around the world. Our portfolio of matters with this law firm included over 30 different litigation matters handled by more than 60 different partners in 14 different offices at December 31, 2022. Taken together, these arrangements accounted for approximately $334.4 million of commitments on a Group-wide basis ($201.5 million on a Burford-only basis), or 8% of our Group-wide commitments (7% on a Burford-only basis) at December 31, 2022 as compared to $367.3 million on a Group-wide basis ($219.6 million on a Burford-only basis), or 9% of our Group-wide commitments (9% on a Burford-only basis), at December 31, 2021 and as compared to $350.6 million on a Group-wide basis ($210.3 million on a Burford-only basis), or 12% of our Group-wide commitments (11% on a Burford-only basis), at December 31, 2020.

Portfolio tenor

The timing of realizations is difficult to forecast and is rarely a matter that we control. The reality of litigation is that a majority of cases settle and pay proceeds in a relatively short period of time, and a minority of cases go on to adjudication, which takes longer. Adjudication timing is subject to a myriad of factors, including delaying tactics by litigation opponents and court dockets and schedules, and the Covid-19 pandemic has added to this uncertainty. However, we are now seeing the impacts from the Covid-19 pandemic begin to subside. We believe that the impact of the Covid-19 pandemic delaying trial dates also has caused a delay in settlement timing, as an impending trial often can be a catalyst for a settlement. We do not believe there is a correlation between asset life and asset quality and generally structure our asset pricing to compensate us if assets take longer to resolve.

We provide extensive data about the WAL of our concluded portfolio, although this data may not be predictive of the ultimate WAL of our existing portfolio. The WAL of our concluded portfolio may lengthen over time if the longer-tenor assets in our existing portfolio account for a greater share of future concluded cases. Conversely, if our larger, more recently originated cases conclude relatively quickly, the WAL of our concluded portfolio could decrease.

In calculating the WAL of our portfolio, we compute a weighted average of the WALs of individual assets. On that basis, we assess the weighted average lives (beginning at the point of average deployment) of the concluded capital provision-direct portfolio, weighted both by deployed cost and realizations. Weighting by deployed cost provides a view on how long on average a dollar of capital is deployed, while weighting by realizations provides a view on how long on average it takes to recover a dollar of return.

The WALs of the concluded assets in our Burford-only capital provision-direct portfolio lengthened modestly at December 31, 2022. The table below sets forth the WALs, weighted by deployments and realizations, of the concluded assets in our capital provision-direct portfolio at December 31, 2022, 2021 and 2020 on a Burford-only basis.

	At December 31,
(in years)	2022	2021	2020
WAL deployments	2.1	1.9	1.9
WAL realizations	2.4	2.3	2.3

Burford Capital Annual Report 2022    53

Returns on concluded portfolio

The table below sets forth our ROIC, IRR and cumulative realizations on concluded assets in our capital provision-direct portfolio at December 31, 2022, 2021 and 2020 since inception on a Burford-only basis.

	At December 31,
($ in thousands)	2022	2021	2020
ROIC	88%	93%	92%
IRR	29%	30%	30%
Cumulative realizations	2,211,084	1,860,875	1,596,723

Burford-only cumulative ROIC decreased to 88% at December 31, 2022 from 93% at December 31, 2021 due to a rapid partial realization of the global antitrust portfolio matter which generated $160.5 million in proceeds, of which $108.8 million was a return of capital. While this partial realization generated $51.7 million in realized gains and a 42% IRR, its ROIC was only 48%.

We do not believe it makes sense to exclude our highest-returning assets from our return metrics in a business where we are originating new assets with the potential to generate outsized returns. Nonetheless, we have in the past provided our return metrics excluding our Petersen realizations and, at December 31, 2022, excluding proceeds from our sales of Petersen participations, our capital provision-direct ROIC would have been 69% and our capital provision-direct IRR would have been 24% as compared to ROIC of 70% and IRR of 24% at December 31, 2021 and a ROIC of 65% and IRR of 24% at December 31, 2020, in each case, on a cumulative basis since inception.

We do not consider cases to be concluded (and therefore part of these return metrics on concluded portfolio) until there is no longer any litigation risk remaining. Return metrics on our concluded portfolio do not include fair value adjustments, either positive or negative. As a result, these return figures do not include the impact, positive or negative, of developments on matters while they remain pending.

54    Burford Capital Annual Report 2022

Summary of capital provision-direct portfolio

The table below sets forth a summary by vintage of every asset that we have funded in our capital provision-direct portfolio at December 31, 2022 since inception on a Burford-only basis.

	At December 31, 2022
	Number of	Commitment	Deployed	Realized	Concluded (fully and partially)
($ in millions)	assets	amount(1)(2)	costs(1)	proceeds(1)	ROIC	IRR	WAL – D(3)	WAL – R(4)
Concluded	3	12	12	40	251%	32%	3.3	4.8
Partially realized - concluded	—	—	—	—
Partially realized - ongoing	—	—	—	—
Ongoing	—	—	—	—
2009 Total	3	12	12	40

Concluded	14	95	81	183	125%	21%	3.0	4.5
Partially realized - concluded	—	—	—	—
Partially realized - ongoing	—	—	—	—
Ongoing	2	23	23	—
2010 Total	16	118	104	183

Concluded	12	107	79	78	(2)%	0%	3.6	2.5
Partially realized - concluded	—	—	—	—
Partially realized - ongoing	—	—	—	—
Ongoing	2	16	16	—
2011 Total	14	123	95	78

Concluded	9	64	57	116	103%	42%	2.3	2.1
Partially realized - concluded	—	—	—	—
Partially realized - ongoing	—	—	—	—
Ongoing	—	—	—	—
2012 Total	9	64	57	116

Concluded	10	33	32	62	93%	22%	2.8	3.6
Partially realized - concluded	—	6	6	10
Partially realized - ongoing	2	3	—	—
Ongoing	—	—	—	—
2013 Total	12	42	38	72

Concluded	16	86	64	98	54%	26%	2.3	2.0
Partially realized - concluded	—	25	24	37
Partially realized - ongoing	5	36	29	—
Ongoing	2	18	16	—
2014 Total	23	165	133	135

Concluded	16	109	87	112	268%	137%	1.6	2.7
Partially realized - concluded	—	12	9	241
Partially realized - ongoing	3	199	92	—
Ongoing	1	5	5	—
2015 Total	20	325	193	353

Concluded	13	232	200	278	40%	18%	1.9	2.1
Partially realized - concluded	—	32	14	22
Partially realized - ongoing	7	155	86	—
Ongoing	6	64	61	—
2016 Total	26	483	361	300

Concluded	8	76	73	117	67%	24%	2.5	2.8
Partially realized - concluded	—	83	80	137
Partially realized - ongoing	6	144	73	—
Ongoing	11	238	125	—
2017 Total	25	541	351	254

Burford Capital Annual Report 2022    55

	Number of	Commitment	Deployed	Realized	Concluded (fully and partially)
($ in millions)	assets	amount(1)(2)	cost(1)	proceeds(1)	ROIC	IRR	WAL – D(3)	WAL – R(4)
Concluded	9	76	68	137	89%	40%	1.8	1.9
Partially realized - concluded	—	43	40	69
Partially realized - ongoing	15	117	88	—
Ongoing	15	188	85	—
2018 Total	39	424	281	206

Concluded	13	88	81	212	150%	121%	1.4	1.4
Partially realized - concluded	—	25	22	45
Partially realized - ongoing	12	158	87	—
Ongoing	22	210	96	—
2019 Total	47	481	286	257

Concluded	5	24	6	11	21%	20%	0.9	1.0
Partially realized - concluded	—	34	34	38
Partially realized - ongoing	5	44	36	—
Ongoing	19	155	84	—
2020 Total	29	257	160	49

Concluded	—	—	—	—	51%	45%	1.1	1.1
Partially realized - concluded	—	111	111	167
Partially realized - ongoing	4	125	111	—
Ongoing	33	297	117	—
2021 Total	37	533	339	167

Concluded	—	—	—	—	1348%	18%	0	0
Partially realized - concluded	—	—	—	1
Partially realized - ongoing	3	184	79	—
Ongoing	36	458	190	—
2022 Total	39	642	269	1

Total portfolio:
Concluded	128	1,002	840	1,444
Partially realized – concluded portion	62	371	340	767
Total capital provision-direct - concluded portion	190	1,373	1,180	2,211	88%	29%	2.1	2.4
Ongoing	149	1,672	818	-
Partially realized – ongoing portion	62	1,165	681	-
Total capital provision-direct - ongoing portion	211	2,837	1,499	-
Total capital provision-direct portfolio	339	4,210	2,679	2,211
1.

Amounts in currencies other than US dollar are reported in this table at the foreign exchange rates in effect at the time of the historical transaction, i.e., when the commitment or deployment was made or when proceeds were realized, respectively. Amounts related to those transactions (such as undrawn commitments or deployed costs) reflected elsewhere in this “Financial and operational review” or in our consolidated financial statements may be reported based on the foreign exchange rates in effect at the end of the applicable period and, therefore, may differ from the amounts in this table.

2.

A portion of certain ongoing assets’ undrawn commitments are no longer an obligation. This table presents an asset’s gross original commitments, so it does not reflect a reduction in commitment for the portion that is no longer an obligation. This will result in a difference when compared to undrawn commitments in note 21 (Financial commitments and contingent liabilities) to our consolidated financial statements.

3.	WAL of the vintage weighted by deployments and inclusive of concluded and partially concluded assets in each vintage.
4.	WAL of the vintage weighted by realizations and inclusive of concluded and partially concluded assets in each vintage.
5.

At December 31, 2022, there were 62 capital provision assets with partial realizations. We repeat the number with partial realizations in total capital provision-direct concluded and total capital provision-direct ongoing.

Summary of capital provision-indirect portfolio

Capital provision-indirect, the category in our capital provision segment comprising our balance sheet’s participations in our private funds, consisted entirely of the Strategic Value Fund through December 31, 2021. The Advantage Fund closed and began deploying capital during the year ended December 31, 2022 and is included in our capital provision-indirect category at December 31, 2022. There were no new commitments or deployments made to the Strategic Value Fund during the year ended December 31, 2022.

56    Burford Capital Annual Report 2022

New commitments

Group-wide new commitments were $1.2 billion, including $884.3 million within capital provision-direct, $121.0 million within capital provision-indirect and $174.0 million relating to our post-settlement funds for the year ended December 31, 2022 as compared to Group-wide new commitments of $1.1 billion, including $1.0 billion within capital provision-direct and $97.9 million relating to our post-settlement funds, for the year ended December 31, 2021. While Group-wide new capital provision-direct commitments for the year ended December 31, 2022 were below those for the year ended December 31, 2021, new Group-wide commitments for capital provision-direct assets for the year ended December 31, 2021 included a global antitrust portfolio transaction to which we committed and deployed $350.1 million, comprised of $212.4 million on our balance sheet and $137.7 million for the sovereign wealth fund divided between BOF-C and a “sidecar” fund managed by us that has the same ultimate sovereign wealth fund investor as BOF-C. In comparison, our largest transaction during the year ended December 31, 2022 was $125.0 million on a Group-wide basis. Excluding the global antitrust portfolio transaction during the year ended December 31, 2021, new Group-wide capital provision-direct commitments increased by 31% period-over-period.

During the year ended December 31, 2022, we restructured our sovereign wealth fund arrangement such that, since May 2022, we take 75% of eligible assets for our balance sheet and the sovereign wealth fund, through BOF-C, takes 25% of eligible assets, whereas previously each of our balance sheet and BOF-C took 50% of eligible assets. This strategically desirable change resulted in an increased uptake of commitments by our balance sheet, with Burford-only capital provision-direct commitments increasing 12% to $726.3 million for the year ended December 31, 2022 as compared to $649.1 million for the year ended December 31, 2021. Excluding the global antitrust portfolio transaction during the year ended December 31, 2021 as described above, Burford-only new capital provision-direct commitments increased 66% during the year ended December 31, 2022 as compared to the year ended December 31, 2021.

Narrative descriptions for prior periods previously disclosed in the 2021 Annual Report have not been repeated here as the new commitments figures are not impacted by the Restatement as set forth in the “Explanatory note”.

The tables below set forth the reconciliations of the components of our new commitments for the years ended December 31, 2022, 2021, 2020 and 2019 from a Burford-only basis to a Group-wide basis.

	For the year ended December 31, 2022
($ in thousands)	Burford-only		Other funds		BOF-C		Group-wide
Capital provision-direct	726,273	82%	2,452	0%	155,601	18%	884,326
Capital provision-indirect	20,167	17%	100,833	83%	-	0%	121,000
Post-settlement	-	0%	174,009	100%	-	0%	174,009
Total new commitments	746,440	63%	277,294	24%	155,601	13%	1,179,335

	For the year ended December 31, 2021
($ in thousands)	Burford-only(1)		Other funds		BOF-C		Group-wide
Capital provision-direct	649,076	62%	106,152	10%	268,274	27%	1,023,502
Capital provision-indirect	-	0%	-	0%	-	0%	-
Post-settlement	-	0%	97,906	100%	-	0%	97,906
Total new commitments	649,076	58%	204,058	18%	268,274	24%	1,121,408
1.
1.	The Burford-only new commitments for the year ended December 31, 2021 included approximately $62.5 million of interests in assets that were warehoused for our funds at December 31, 2021, including a $12.5 million asset warehoused for BOF-C and a $50.0 million asset warehoused for the Advantage Fund, which is reflected as a capital provision-indirect asset following the transfer. The table reflects the allocation in place at December 31, 2021 and does not reflect the intended transfer to other funds, which occurred in early 2022. Excluding the warehoused commitments, Burford-only new commitments for the year ended December 31, 2021 for capital provision-direct were $586.6 million. Of the $50.0 million new commitments warehoused for the Advantage Fund, the Burford-only portion of this capital provision-indirect assets was $8.3 million. Total Burford-only new commitments to capital provision assets for the year ended December 31, 2021, after giving effect to these transfers, were $594.9 million.

	For the year ended December 31, 2020
($ in thousands)	Burford-only		Other funds		BOF-C		Group-wide
Capital provision-direct	335,279	59%	74,744	13%	159,493	28%	569,516
Capital provision-indirect	25,662	72%	10,102	28%	-	0%	35,764
Post-settlement	-	0%	153,152	100%	-	0%	153,152
Total new commitments	360,941	48%	237,998	31%	159,493	21%	758,432

Burford Capital Annual Report 2022    57

	For the year ended December 31, 2019
($ in thousands)	Burford-only		Other funds		BOF-C		Group-wide
Capital provision-direct	530,278	56%	228,561	24%	196,316	20%	955,155
Capital provision-indirect	195,520	61%	122,956	39%	-	0%	318,476
Post-settlement	-	0%	299,235	100%	-	0%	299,235
Total new commitments	725,798	46%	650,752	41%	196,316	12%	1,572,866

Deployments

On a Group-wide basis, total deployments were $927.8 million, including $635.7 million within capital provision-direct, for the year ended December 31, 2022 as compared to $842.0 million, including $729.3 million within capital provision-direct, for the year ended December 31, 2021. As noted under “—New commitments”, deployments for the year ended December 31, 2021 included the global antitrust portfolio transaction to which we deployed $350.1 million, comprised of $212.4 million on our balance sheet and $137.7 million for the sovereign wealth fund divided between BOF-C and a “sidecar” fund managed by us that has the same ultimate sovereign wealth fund investor as BOF-C. Excluding the global antitrust portfolio transaction during the year ended December 31, 2021, Group-wide capital provision-direct deployments increased by 68% period-over-period.

On a Burford-only basis, capital provision-direct deployments were $457.1 million for the year ended December 31, 2022 as compared to $447.3 million for the year ended December 31, 2021. Excluding the global antitrust portfolio transaction during the year ended December 31, 2021, Burford-only capital provision-direct deployments increased by 94% period-over-period.

Through the Advantage Fund, we have resumed making deployments in our capital provision-indirect portfolio in 2022, which consolidated deployments totaled $121.9 million during the year ended December 31, 2022. All deployments in our capital provision-indirect portfolio during the year ended December 31, 2022 represented activity in the Advantage Fund. We have not deployed incremental capital in the Strategic Value Fund since early 2020.

On a Group-wide basis, deployments in our post-settlement strategy increased to $170.7 million for the year ended December 31, 2022 from $111.7 million for the year ended December 31, 2021, primarily as a result of additional capital available from our new post-settlement fund, BAIF II, which closed in June 2022.

Narrative descriptions for prior periods previously disclosed in the 2021 Annual Report have not been repeated here as the deployments figures are not impacted by the Restatement as set forth in the “Explanatory note”.

The tables below set forth the reconciliations of the components of our deployments for the years ended December 31, 2022, 2021, 2020 and 2019 from a consolidated basis to a Group-wide basis.

	For the year ended December 31, 2022
		Eliminations and
($ in thousands)	Consolidated	adjustments	Burford-only		Other funds		BOF-C		Group-wide
Capital provision-direct	605,402	(148,296)	457,106	72%	30,574	5%	147,976	23%	635,656
Capital provision-indirect	121,896	(101,573)	20,323	17%	101,158	83%	-	0%	121,481
Post-settlement	-	-	-	0%	170,689	100%	-	0%	170,689
Total new deployments	727,298	(249,869)	477,429	51%	302,421	33%	147,976	16%	927,826

	For the year ended December 31, 2021
		Eliminations and
($ in thousands)	Consolidated	adjustments	Burford-only			Other funds		BOF-C		Group-wide
Capital provision-direct	672,931	(225,674)	447,257	61%		143,621	20%	138,447	19%	729,325
Capital provision-indirect	-	914	914	100%	(1)	-	0%	-	0%	914
Post-settlement	-	-	-	0%		111,713	100%	-	0%	111,713
Total new deployments	672,931	(224,760)	448,171	53%		255,334	30%	138,447	17%	841,952

1.	Represents capital calls for expenses rather than cash deployed into assets.

	For the year ended December 31, 2020
		Eliminations and
($ in thousands)	Consolidated	adjustments	Burford-only		Other funds		BOF-C		Group-wide
Capital provision-direct	297,143	(72,006)	225,137	61%	73,475	20%	69,914	19%	368,526
Capital provision-indirect	-	26,797	26,797	73%	10,102	27%	-	0%	36,899
Post-settlement				0%	189,574	100%	-	0%	189,574
Total new deployments	297,143	(45,209)	251,934	42%	273,151	46%	69,914	12%	594,999

58    Burford Capital Annual Report 2022

	For the year ended December 31, 2019
		Eliminations and
($ in thousands)	Consolidated	adjustments	Burford-only		Other funds		BOF-C		Group-wide
Capital provision-direct	347,630	(78,755)	268,875	54%	156,279	31%	75,933	15%	501,087
Capital provision-indirect	224,156	(28,505)	195,651	61%	122,956	39%	-	0%	318,607
Post-settlement				0%	253,598	100%	-	0%	253,598
Total new deployments	571,786	(107,260)	464,526	43%	532,833	50%	75,933	7%	1,073,292

See “—Reconciliations—Deployments reconciliations” for the reconciliations of the consolidated deployments to Burford-only deployments for the years ended December 31, 2022, 2021, 2020 and 2019.

Realizations

We consider a legal finance asset to be concluded where there is no longer any litigation risk remaining, generally because of an agreed settlement or a final judgment. Upon conclusion, we record the legal finance asset, including both capital and return, as having been realized. At that point, we recognize the amount due to us for our capital and return as either cash or a due from settlement of capital provision assets receivable. Cash proceeds can be calculated by netting realizations with the change in due from settlement of capital provision assets receivables.

Realizations rebounded significantly during the year ended December 31, 2022 as compared to the year ended December 31, 2021. On a Group-wide basis, realizations for the year ended December 31, 2022 were $734.6 million as compared to $526.5 million for the year ended December 31, 2021. Capital provision-direct realizations were $590.9 million across 60 different assets for the year ended December 31, 2022 as compared to $337.8 million across 50 different assets for the year ended December 31, 2021. The increase of 75% in capital provision-direct realizations included the positive development in the global antitrust portfolio transaction that closed in 2021, which resulted in over $257.5 million of realizations Group-wide during the year ended December 31, 2022. On a Burford-only basis, capital provision-direct realizations were $350.2 million for the year ended December 31, 2022 as compared to $264.2 million for the year ended December 31, 2021. The global antitrust portfolio matter contributed $160.5 million of realizations on a Burford-only basis for the year ended December 31, 2022.

Narrative descriptions for prior periods previously disclosed in the 2021 Annual Report have not been repeated here as the realizations figures are not impacted by the Restatement as set forth in the “Explanatory note”.

The tables below set forth the reconciliations of the components of our realizations for the years ended December 31, 2022, 2021, 2020 and 2019 from a consolidated basis to a Group-wide basis.

	For the year ended December 31, 2022
		Eliminations and
($ in thousands)	Consolidated	adjustments	Burford-only		Other funds		BOF-C		Group-wide
Capital provision-direct	402,196	(51,987)	350,209	59%	174,707	30%	65,988	11%	590,904
Capital provision-indirect	24,538	(14,216)	10,322	26%	28,746	74%	-	0%	39,068
Post-settlement	-	-	-	0%	104,637	100%	-	0%	104,637
Total realizations	426,734	(66,203)	360,531	49%	308,090	42%	65,988	9%	734,609

	For the year ended December 31, 2021
		Eliminations and
($ in thousands)	Consolidated	adjustments	Burford-only		Other funds		BOF-C		Group-wide
Capital provision-direct	374,126	(109,974)	264,152	78%	54,276	16%	19,421	6%	337,849
Capital provision-indirect	81,022	(45,990)	35,032	43%	45,990	57%	-	0%	81,022
Post-settlement	-	-	-	0%	107,661	100%	-	0%	107,661
Total realizations	455,148	(155,964)	299,184	57%	207,927	39%	19,421	4%	526,532

	For the year ended December 31, 2020
		Eliminations and
($ in thousands)	Consolidated	adjustments	Burford-only		Other funds		BOF-C		Group-wide
Capital provision-direct	367,245	(30,601)	336,644	55%	265,361	44%	5,957	1%	607,962
Capital provision-indirect	173,049	(548)	172,501	77%	50,797	23%	-	0%	223,298
Post-settlement		-	-	0%	167,682	100%	-	0%	167,682
Total realizations	540,294	(31,149)	509,145	51%	483,840	48%	5,957	1%	998,942

Burford Capital Annual Report 2022    59

	For the year ended December 31, 2019
		Eliminations and
($ in thousands)	Consolidated	adjustments	Burford-only		Other funds		BOF-C		Group-wide
Capital provision-direct	99,594	128,562	228,156	64%	104,643	30%	21,470	6%	354,269
Capital provision-indirect	334,889	(101,822)	233,067	55%	190,438	45%	-	0%	423,505
Post-settlement		-	-	0%	250,302	100%	-	0%	250,302
Total realizations	434,483	26,740	461,223	45%	545,383	53%	21,470	2%	1,028,076

Since inception, we have generated $2.2 billion in realizations from concluded or partially concluded assets from Burford-only capital provision-direct assets, which had a deployed cost of $1.2 billion, earning $1.0 billion in realized gains. At December 31, 2022, 2021 and 2020, on a Burford-only basis, we had $1.5 billion, $1.3 billion and $1.2 billion, respectively, in capital deployed in ongoing assets (calculated at original exchange rates).

We expect to see significant realizations over time. However, period-to-period volatility is characteristic of our business, and the timing of realizations is uncertain. We can neither predict nor control the timing of the generation of returns on our legal finance assets.

See “—Reconciliations—Realizations reconciliations” for the reconciliations of our consolidated realizations to Group-wide realizations and our consolidated realizations to Burford-only realizations, in each case, for the years ended December 31, 2022, 2021, 2020 and 2019.

Asset management

At December 31, 2022, we operated nine private funds and three “sidecar” funds as an investment adviser registered with, and regulated by, the SEC. At December 31, 2022, 2021 and 2020, our total AUM was $3.4 billion, $2.9 billion and $2.7 billion, respectively. See “Business—Products and services—Asset management” for additional information with respect to our private funds.

The table below sets forth the components of our asset management income for the years ended December 31, 2022, 2021, 2020 and 2019 on a consolidated basis.

	For the year ended December 31,
($ in thousands)	2022	2021	2020	2019
		(as restated)
Management fee income	7,321	8,667	8,706	15,160
Performance fee income	1,795	5,729	6,400	-
Total asset management income	9,116	14,396	15,106	15,160

See “—Results of operations and financial position—Statement of operations for year ended December 31, 2022 compared to year ended December 31, 2021—Asset management income” for the explanation of the period-over-period changes in our asset management income.

The table below sets forth the components of our asset management income for the years ended December 31, 2022, 2021, 2020 and 2019 on a Burford-only basis. As BOF-C is a consolidated entity, income from BOF-C is eliminated on a consolidated basis yet shown on a Burford-only basis.

	For the year ended December 31,
($ in thousands)	2022	2021	2020	2019
		(as restated)
Management fee income	7,633	10,510	11,454	18,399
Performance fee income	1,795	5,729	6,400	594
Income from BOF-C	46,652	12,506	11,190	8,603
Total Burford-only asset management income	56,080	28,745	29,044	27,596

On a Burford-only basis, asset management income increased by 95% to $56.1 million for the year ended December 31, 2022 as compared to $28.7 million for the year ended December 31, 2021. This increase primarily reflects higher income from BOF-C, as assets related to BOF-C continued to season during the year ended December 31, 2022. Management fee income decreased to $7.6 million for the year ended December 31, 2022 as compared to $10.5 million for the year ended December 31, 2021. For the year ended December 31, 2022, we earned management fees primarily from BOF and BAIF, because we typically earn management fees only during a private fund’s investment period. We recognized incremental performance fee income of $1.8 million for the year ended December 31, 2022 as compared to $5.7 million for the year ended December 31, 2021.

60    Burford Capital Annual Report 2022

On a Burford only basis, asset management income remained consistent for the years December 31, 2021 and 2020.

On a Burford only basis, total asset management income remained consistent for the years December 31, 2020 and 2019. Management fee decreased to $11.5 million for the year ended December 31, 2020 as compared to $18.4 million for the year ended December 31, 2019 as we are no longer receiving base management fees on Partners II, Partners III and COLP, while the Strategic Value fund has declined significantly in size. Performance fee income increased to $6.4 million for the year ended December 31, 2020 due to the conclusion of our Partners I Fund, allowing crystallization of our performance fees under the “European-style” fee structure.

See “—Reconciliations—Reconciliations of consolidated financial statements to Burford-only financial statements—Reconciliations of asset management income” for the reconciliations of our consolidated asset management income to Burford-only asset management income for the years ended December 31, 2022, 2021, 2020 and 2019.

Critical accounting estimates

The preparation of our consolidated financial statements in accordance with US GAAP requires our management to make estimates, judgments and assumptions that affect the reported amounts of (i) capital provision assets, (ii) goodwill and (iii) deferred tax assets. Our management bases these estimates and judgments on available information, historical experience and other assumptions that we believe are reasonable under the circumstances. However, these estimates, judgments and assumptions are often subjective and may be impacted negatively based on changing circumstances or changes in our analyses. We believe that our critical accounting policies could potentially produce materially different results if we were to change underlying estimates, judgments and/or assumptions.

Set forth below are certain aspects of our critical accounting policies. For a full discussion of these critical accounting policies and other significant accounting policies, see note 2 (Summary of significant accounting policies) to our consolidated financial statements.

Fair value of capital provision assets

The determination of fair value for capital provision assets and financial liabilities relating to third-party interests in capital provision assets involves significant estimates and judgments. While the potential range of outcomes for the assets is wide, our fair value estimation is our best assessment of the current fair value of each asset or liability. Such an estimate is inherently subjective, being based largely on management’s estimate of forecasted cash flows, an assigned discount rate, and an assessment of how individual events have changed the possible outcomes of the asset and their relative probabilities and hence the extent to which the fair value has altered. The aggregate of the fair values selected falls within a wide range of reasonably possible estimates. In our management’s opinion, there is no useful alternative valuation that would better quantify the market risk inherent in the portfolio and there are no inputs or variables to which the values of the assets are correlated other than interest rates which impact the discount rates applied. See note 15 (Fair value of assets and liabilities) to our consolidated financial statements and “—Fair value of capital provision assets” for additional information with respect to fair value.

At December 31, 2022, should management’s estimate of the value of those instruments have been 10% higher or lower than provided for in our fair value estimation, while all other variables remained constant, our consolidated income and net assets would have increased and decreased respectively by $342.7 million.

Further, at December 31, 2022, should interest rates have been 50 bps or 100 bps higher or lower than the actual rates used in our fair value estimation, while all other variables remained constant, our consolidated income and net assets would have increased and decreased by the following amounts:

($ in thousands)	At December 31, 2022
Hypothetical change:
100 bps lower interest rates	128,125
50 bps lower interest rates	56,557
100 bps higher interest rates	(121,583)
50 bps higher interest rates	(63,562)

The sensitivity impact has been provided on a pre-tax basis on both income and net assets as we consider the fluctuation in our effective tax rate from period to period could indicate changes in sensitivity not driven by the valuation that are difficult to follow and detract from the comparability of this information.

Burford Capital Annual Report 2022    61

Impairment testing for goodwill

Goodwill is allocated to independent reporting units based on which reporting units are expected to benefit from the acquisition. After the acquisition, goodwill is subject to periodic impairment testing, which we perform on an annual basis or more frequently if an event occurs or circumstances change that could indicate impairment.

In our assessment of impairment, we may first elect to analyze qualitative factors to determine whether a quantitative analysis is necessary. As part of this analysis, we consider factors such as the results from previous quantitative analyses, macroeconomic conditions, company performance compared to our peers and certain benchmarks. If we conclude that it is more likely than not that a reporting unit’s fair value is less than its carrying amount, we would perform a further quantitative analysis. We may also elect to bypass the qualitative analysis and perform a quantitative analysis.

The quantitative analysis includes the identification of reporting units, assignment of assets and liabilities to reporting units, assignment of goodwill to reporting units and determination of the fair value of each reporting unit. The fair value of our reporting units is determined using cash flow projections, which necessarily take into account changes in the market in which the business operates including the level of growth, competitive activity and the impacts of any regulatory changes. Determining both the expected cash flows and the risk-adjusted interest rate appropriate to the reporting units requires the exercise of judgment. The estimation of cash flows is sensitive to the periods for which the projections are made and to assumptions regarding long-term sustainable cash flows. The model output and all key assumptions are analyzed and challenged by the finance team and are subject to our management’s review and approval. The key assumptions utilized in the quantitative test are the discount rate, terminal growth rate and the return on the capital provision assets.

Management completed a qualitative impairment analysis in the fourth quarter of 2022 for all reporting units and concluded that it is more likely than not that each reporting segment’s fair value is greater than its carrying amount.

Reconciliations

Reconciliations of consolidated financial statements to Burford-only financial statements

The tables below set forth the reconciliations of (i) specified line items from the consolidated statements of operations to Burford-only statements of operations for the years ended December 31, 2022, 2021, 2020 and 2019 and (ii) the consolidated statements of financial position to Burford-only statements of financial position at December 31, 2022, 2021 and 2020. The presentation of financial information on a Burford-only basis is intended to provide a view of Burford as a stand-alone business (i.e., eliminating the impact of our private funds) by furnishing information on a non-GAAP basis that eliminates the effect of consolidating some of the limited partner interests in our private funds we manage as well as assets held on our balance sheet where we have a partner or minority investor. See “Basis of presentation of financial information—Non-GAAP financial measures relating to our business structure” for additional information with respect to presentation of financial information on a Burford-only basis.

The first column in the tables below sets forth our results of operations on a consolidated basis as reported in our consolidated financial statements. These results of operations include investments in a number of entities that are not wholly owned subsidiaries of Burford Capital Limited and, therefore, contain third-party capital, including BOF-C, the Strategic Value Fund, the Advantage Fund and Colorado. The presentation of our results of operations on a consolidated basis requires a line-by-line consolidation of 100% of each non-wholly owned entity’s assets and liabilities as well as components of income and expense. The portion of the net assets and the associated profit or loss that is attributable to the third-party interests are then presented separately as single line items within the consolidated statements of financial position and the consolidated statements of operations, respectively. We believe it is helpful to exclude the interests of investors other than Burford in our discussion of our results of operations, and we have therefore, as an alternative presentation, excluded from our presentation of our results of operations the non-Burford portion of the individual assets and liabilities as well as components of income and expense relating to such third-party capital. The reconciliations eliminate the line-by-line consolidation of all of the applicable entities’ individual assets and liabilities required by US GAAP to present Burford’s investment in the non-wholly owned entities and Burford’s share of the profit or loss earned on such investment.

The tables below set forth the elimination adjustments separately for BOF-C, the Strategic Value Fund, Colorado and, if applicable, the Advantage Fund as well as a number of other entities, in which Burford holds a portion of its capital provision assets through special purpose vehicles (an “SPV”) and has minority partners in the SPV, in an additional

62    Burford Capital Annual Report 2022

column titled “Other”. Because Burford controls and owns a significant portion of each of these SPVs, they are consolidated in our financial statements prepared in accordance with US GAAP. In each case, the elimination adjustments are fully reversing the amounts reported as “Gain relating to third-party interest in capital provision assets” and “Third-party interests in consolidated entities” against the applicable components required in the US GAAP line-by-line consolidation to leave Burford’s gain or loss on its investment in the entities reported in “Capital provision income” and the fair value of its investment in the entities reported in “Capital provision assets”.

Reconciliations of consolidated statements of operations to Burford-only statements of operations

The tables below set forth the reconciliations of specified line items from the statements of operations on a consolidated basis to Burford-only basis for the years ended December 31, 2022, 2021, 2020 and 2019.

	For the year ended December 31, 2022
		Elimination of third-party interests
		Strategic			Advantage
($ in thousands)	Consolidated	Value Fund	BOF-C	Colorado	Fund	Other	Burford-only
Revenues
Capital provision income	319,108	3,709	(112,370)	661	(1,417)	(6,813)	202,878
Asset management income	9,116	312	46,652	-	-	-	56,080
Insurance loss	(1,443)	-	-	-	-	-	(1,443)
Services income	684	-	-	-	-	-	684
Marketable securities (loss) and bank interest	(7,744)	184	(3)	-	-	(31)	(7,594)
(Loss)/gain relating to third-party interests in capital provision assets	(494)	-	-	(693)	-	1,187	-
Total revenues	319,227	4,205	(65,721)	(32)	(1,417)	(5,657)	250,605

Operating income	194,955	5,200	(65,857)	-	(919)	(5,470)	127,909

Net income/(loss)	97,459	5,200	(65,857)	-	(919)	(5,377)	30,506

	(as restated)
	For the year ended December 31, 2021
		Elimination of third-party interests
		Strategic
($ in thousands)	Consolidated	Value Fund	BOF-C	Colorado	Other	Burford-only
Revenues
Capital provision income	194,554	(6,263)	(26,125)	193	(6,316)	156,043
Asset management income	14,396	1,843	12,506	-	-	28,745
Insurance income	5,143	-	-	-	-	5,143
Services income	1,177	-	-	-	-	1,177
Marketable securities income and bank interest	1,865	(1,091)	-	-	-	774
Gain/(loss) relating to third-party interests in capital provision assets	195	-	-	(217)	22	-
Total revenues	217,330	(5,511)	(13,619)	(24)	(6,294)	191,882

Operating income	68,584	(1,808)	(13,730)	-	(6,275)	46,771

Net loss	(6,938)	(1,808)	(13,730)	-	(6,275)	(28,751)

Burford Capital Annual Report 2022    63

	(as restated)
	For the year ended December 31, 2020
		Elimination of third-party interests
		Strategic
($ in thousands)	Consolidated	Value Fund	BOF-C	Colorado	Other	Burford-only
Revenues
Capital provision income	314,948	(4,665)	(21,746)	(5,169)	(4,677)	278,691
Asset management income	15,106	2,748	11,190	-	-	29,044
Insurance income	1,781	-	-	-	-	1,781
Services income	804	-	-	-	-	804
Marketable securities income and bank interest	380	(57)	(8)	-	-	315
(Loss)/gain relating to third-party interests in capital provision assets	(5,157)	-	-	5,169	(12)	-
Total revenues	327,862	(1,974)	(10,564)	-	(4,689)	310,635

Operating income	208,779	1,721	(10,415)	-	(4,574)	195,511

Net income/(loss)	156,975	1,721	(10,414)	-	(5,007)	143,275

	(as restated)
	For the year ended December 31, 2019
		Elimination of third-party interests
		Strategic
($ in thousands)	Consolidated	Value Fund	BOF-C	Colorado	Other	Burford-only
Revenues
Capital provision income	579,792	(16,036)	(16,855)	(71,951)	(16,137)	458,813
Asset management income	15,160	3,833	8,603	-	-	27,596
Insurance income	3,545	-	-	-	-	3,545
Services income	2,133	-	-	-	-	2,133
Marketable securities income and bank interest	6,676	(571)	(35)	-	-	6,070
(Loss)/gain relating to third-party interests in capital provision assets	(72,836)	-	-	71,951	885	-
Total revenues	534,470	(12,774)	(8,287)	-	(15,252)	498,157

Operating income	396,405	(3,463)	(8,500)	-	(15,250)	369,192

Net income/(loss)	327,699	(3,463)	(8,500)	-	(15,190)	300,546

64    Burford Capital Annual Report 2022

Reconciliations of consolidated statements of financial position to Burford-only statements of financial position

The tables below set forth the reconciliations of consolidated statements of financial position to Burford-only statements of financial position at December 31, 2022, 2021 and 2020.

	At December 31, 2022
		Elimination of third-party interests
		Strategic			Advantage
($ in thousands)	Consolidated	Value Fund	BOF-C	Colorado	Fund	Other	Burford-only
Assets
Cash and cash equivalents	107,658	(1,906)	(7,003)	(20)	(23,635)	(1,415)	73,679
Marketable securities	136,358	-	-	-	-	-	136,358
Other assets	51,856	58	64,909	127	-	-	116,950
Due from settlement of capital provision assets	116,582	(1)	-	-	-	(1,931)	114,650
Capital provision assets	3,735,556	(930)	(535,496)	(409,356)	(79,888)	(73,446)	2,636,440
Goodwill	133,912	-	-	-	-	-	133,912
Deferred tax asset	6,437	-	-	-	-	-	6,437
Total assets	4,288,359	(2,779)	(477,590)	(409,249)	(103,523)	(76,792)	3,218,426

Liabilities
Debt interest payable	16,815	-	-	-	-	-	16,815
Other liabilities	155,673	(228)	-	(27)	(120)	(148)	155,150
Debt payable	1,252,270	-	-	-	-	-	1,252,270
Financial liabilities relating to third-party interests in capital provision assets	425,205	-	(4,234)	(409,222)	-	(11,468)	281
Deferred tax liability	51,326	-	-	-	-	-	51,326
Total liabilities	1,901,289	(228)	(4,234)	(409,249)	(120)	(11,616)	1,475,842
Total shareholders' equity	2,387,070	(2,551)	(473,356)	-	(103,403)	(65,176)	1,742,584

	(as restated)
	At December 31, 2021
		Elimination of third-party interests
		Strategic
($ in thousands)	Consolidated	Value Fund	BOF-C	Colorado	Other	Burford-only
Assets
Cash and cash equivalents	180,255	(1,561)	(38,983)	-	(33)	139,678
Marketable securities	175,336	-	-	-	-	175,336
Other assets	48,242	(266)	25,056	81	26	73,139
Due from settlement of capital provision assets	86,311	(22,864)	-	-	-	63,447
Capital provision assets	3,117,263	8,706	(328,283)	(410,017)	(69,403)	2,318,266
Goodwill	134,019	-	-	-	-	134,019
Deferred tax asset	78	-	-	-	-	78
Total assets	3,741,504	(15,985)	(342,210)	(409,936)	(69,410)	2,903,963

Liabilities
Debt interest payable	13,918	-	-	-	-	13,918
Other liabilities	133,494	(769)	-	(21)	(5)	132,699
Debt payable	1,022,557	-	-	-	-	1,022,557
Financial liabilities relating to third-party interests in capital provision assets	424,733	-	(4,001)	(409,915)	(10,685)	132
Deferred tax liability	38,785	-	-	-	-	38,785
Total liabilities	1,633,487	(769)	(4,001)	(409,936)	(10,690)	1,208,091
Total shareholders' equity	2,108,017	(15,216)	(338,209)	-	(58,720)	1,695,872

Burford Capital Annual Report 2022    65

	(as restated)
	At December 31, 2020
		Elimination of third-party interests
		Strategic
($ in thousands)	Consolidated	Value Fund	BOF-C	Colorado	Other	Burford-only
Assets
Cash and cash equivalents	322,085	(2,080)	(1)	-	(418)	319,586
Marketable securities	16,594	-	-	-	-	16,594
Other assets	49,596	470	16,384	-	14	66,464
Due from settlement of capital provision assets	30,708	-	-	-	-	30,708
Capital provision assets	2,714,314	(41,952)	(183,514)	(410,211)	(69,628)	2,009,009
Goodwill	134,032	-	-	-	-	134,032
Deferred tax asset	256	-	-	-	-	256
Total assets	3,267,585	(43,562)	(167,131)	(410,211)	(70,032)	2,576,649

Liabilities
Debt interest payable	9,556	-	-	-	-	9,556
Other liabilities	114,244	(489)	(201)	-	(5,576)	107,978
Debt payable	667,814	-	-	-	-	667,814
Financial liabilities relating to third-party interests in capital provision assets	424,965	-	(3,566)	(410,211)	(10,541)	647
Deferred tax liability	27,896	-	-	-	-	27,896
Total liabilities	1,244,475	(489)	(3,767)	(410,211)	(16,117)	813,891
Total shareholders' equity	2,023,110	(43,073)	(163,364)	-	(53,915)	1,762,758

Reconciliations of capital provision assets

The tables below set forth the reconciliations of components of the consolidated capital provision assets at the beginning and end of period and unrealized fair value at the end of period to Burford-only capital provision-direct and capital provision-indirect assets at the beginning and end of period and unrealized fair value at the end of period, in each case, for the years ended December 31, 2022, 2021 and 2020.

	For the year ended December 31, 2022
				Burford-only
		Elimination of		Capital	Capital
		third-party	Burford-only	provision-	provision-
($ in thousands)	Consolidated	interests	total	direct	indirect
At beginning of period	3,117,263	(798,997)	2,318,266	2,296,705	21,561
Deployments	727,298	(245,001)	482,297	457,814	24,483
Realizations	(426,734)	69,603	(357,131)	(346,838)	(10,293)
Income for the period	330,811	(126,780)	204,030	207,346	(3,316)
Foreign exchange gains/(losses)	(13,082)	2,059	(11,022)	(11,022)	-
At end of period	3,735,556	(1,099,116)	2,636,440	2,604,005	32,435

Unrealized fair value at end of period	1,689,407	(572,414)	1,116,993	1,117,855	(862)

	(as restated)
	For the year ended December 31, 2021
				Burford-only
		Elimination of		Capital	Capital
		third-party	Burford-only	provision-	provision-
($ in thousands)	Consolidated	interests	total	direct	indirect
At beginning of period	2,714,314	(705,305)	2,009,009	1,965,794	43,215
Deployments	673,965	(224,760)	449,205	448,291	914
Realizations	(455,148)	164,786	(290,362)	(265,186)	(25,176)
Income for the period	199,411	(38,665)	160,746	158,138	2,608
Transfer from investment subparticipation	-	5,156	5,156	5,156	-
Foreign exchange gains/(losses)	(15,279)	(209)	(15,488)	(15,488)	-
At end of period	3,117,263	(798,997)	2,318,266	2,296,705	21,561

Unrealized fair value at end of period	1,523,178	(473,449)	1,049,729	1,046,160	3,569

66    Burford Capital Annual Report 2022

	(as restated)
	For the year ended December 31, 2020
				Burford-only
		Elimination of		Capital	Capital
		third-party	Burford-only	provision-	provision-
($ in thousands)	Consolidated	interests	total	direct	indirect
At beginning of period	2,623,331	(651,877)	1,971,454	1,786,853	184,601
Deployments	297,143	(21,459)	275,684	225,137	50,547
Realizations	(540,294)	13,992	(526,302)	(336,644)	(189,658)
Income for the period	319,015	(40,863)	278,152	280,427	(2,275)
Transfer from investment subparticipation	-	(4,675)	(4,675)	(4,675)	-
Foreign exchange gains/(losses)	15,119	(423)	14,696	14,696	-
At end of period	2,714,314	(705,305)	2,009,009	1,965,794	43,215

Unrealized fair value at end of period	1,478,885	(461,320)	1,017,565	1,017,738	(173)

Reconciliations of capital provision income

The tables below set forth the reconciliations of components of the consolidated capital provision income to Burford-only capital provision-direct and capital provision-indirect income for the years ended December 31, 2022, 2021, 2020 and 2019.

	For the year ended December 31, 2022
				Burford-only
		Elimination of		Capital	Capital
		third-party	Burford-only	provision-	provision-
($ in thousands)	Consolidated	interests	total	direct	indirect
Realized gains/(losses) relative to cost	161,707	(27,234)	134,473	133,357	1,116
Fair value adjustment during the period, net of previous unrealized gains transferred to realized gains	169,104	(99,547)	69,557	73,989	(4,432)
Income on capital provision assets	330,811	(126,781)	204,030	207,346	(3,316)
Interest and other income	2,651	(2,651)	-	-	-
Gain on financial liabilities at fair value through profit and loss	3,333	-	3,333	3,333	-
Foreign exchange gains/(losses)	(6,357)	1,872	(4,485)	(4,485)	-
Unrealized loss on due from settlement of capital provision assets	(11,330)	11,330	-	-	-
Total capital provision income/(loss)	319,108	(116,230)	202,878	206,194	(3,316)

	(as restated)
	For the year ended December 31, 2021
				Burford-only
		Elimination of		Capital	Capital
		third-party	Burford-only	provision-	provision-
($ in thousands)	Consolidated	interests	total	direct	indirect
Realized gains/(losses) relative to cost	153,607	(26,311)	127,296	128,429	(1,133)
Fair value adjustment during the period, net of previous unrealized gains transferred to realized gains	45,804	(12,354)	33,450	29,709	3,741
Income on capital provision assets	199,411	(38,665)	160,746	158,138	2,608
Interest and other income	160	(160)	-	-	-
Impairment of other asset	(500)	-	(500)	(500)	-
Foreign exchange (losses)/gain	(4,517)	314	(4,203)	(4,203)	-
Total capital provision income	194,554	(38,511)	156,043	153,435	2,608

Burford Capital Annual Report 2022    67

	(as restated)
	For the year ended December 31, 2020
				Burford-only
		Elimination of		Capital	Capital
		third-party	Burford-only	provision-	provision-
($ in thousands)	Consolidated	interests	total	direct	indirect
Realized gains/(losses) relative to cost	208,157	(26,558)	181,599	179,684	1,915
Fair value adjustment during the period, net of previous unrealized gains transferred to realized gains	108,461	(11,908)	96,553	100,743	(4,190)
Interest income on certain capital provision-indirect assets	2,397	(2,397)	-	-	-
Income on capital provision assets	319,015	(40,863)	278,152	280,427	(2,275)
Interest and other income	199	(199)	-	-	-
Loss on financial liabilities at fair value through profit or loss	(4,779)	4,779	-	-	-
Loss on equity securities	(22)	-	(22)	(22)	-
Foreign exchange gains	535	26	561	561	-
Total capital provision income	314,948	(36,257)	278,691	280,966	(2,275)

	(as restated)
	For the year ended December 31, 2019
				Burford-only
		Elimination of		Capital	Capital
		third-party	Burford-only	provision-	provision-
($ in thousands)	Consolidated	interests	total	direct	indirect
Realized gains/(losses) relative to cost	146,922	(18,498)	128,424	120,522	7,902
Fair value adjustment during the period, net of previous unrealized gains transferred to realized gains	436,325	(108,635)	327,690	322,967	4,723
Interest income on certain capital provision-indirect assets	15,006	(15,006)	-	-	-
Income on capital provision assets	598,253	(142,139)	456,114	443,489	12,625
Interest and other income	(1,213)	(1,742)	(2,955)	(2,955)	-
Impairment of other asset	(1,000)	-	(1,000)	(1,000)	-
Realized gain on derivative financial instrument	2,846	4,154	7,000	7,000	-
Loss on financial liabilities at fair value through profit or loss	(20,872)	20,467	(405)	(405)	-
Loss on equity securities	1,169	(1,722)	(553)	(553)	-
Foreign exchange gains	609	3	612	612	-
Total capital provision income	579,792	(120,979)	458,813	446,188	12,625

Reconciliations of due from settlement of capital provision assets

The tables below set forth the reconciliations of components of the consolidated due from settlement of capital provision assets at the beginning and end of period to Burford-only due from settlement of capital provision-direct and capital provision-indirect assets at the beginning and end of period for the years ended December 31, 2022, 2021 and 2020.

	For the year ended December 31, 2022
				Burford-only
		Elimination of		Capital	Capital
		third-party		provision-	provision-
($ in thousands)	Consolidated	interests	Burford-only	direct	indirect
At beginning of period	86,311	(22,864)	63,447	63,447	-
Transfer of realizations from capital provision assets	426,734	(69,603)	357,131	346,838	10,293
Interest and other income	2,651	(2,651)	-	-	-
Proceeds received	(387,786)	81,857	(305,929)	(295,636)	(10,293)
Unrealized loss	(11,330)	11,330	-	-	-
Foreign exchange gain/(losses)	2	(1)	1	1	-
At end of period	116,582	(1,932)	114,650	114,650	-

68    Burford Capital Annual Report 2022

	For the year ended December 31, 2021
				Burford-only
		Elimination of		Capital	Capital
		third-party		provision-	provision-
($ in thousands)	Consolidated	interests	Burford-only	direct	indirect
At beginning of period	30,708	-	30,708	30,708	-
Transfer of realizations from capital provision assets	455,148	(164,786)	290,362	265,186	25,176
Interest and other income	160	(160)
Proceeds received	(396,415)	139,826	(256,589)	(231,413)	(25,176)
Assets received in-kind	(3,290)	2,256	(1,034)	(1,034)	-
At end of period	86,311	(22,864)	63,447	63,447	-

	For the year ended December 31, 2020
				Burford-only
		Elimination of		Capital	Capital
	Consolidated	third-party	Burford-only	provision-	provision-
($ in thousands)	total	interests	total	direct	indirect
At beginning of period	48,128	(29,139)	18,989	18,989	-
Transfer of realizations from capital provision assets	540,294	(13,992)	526,302	336,644	189,658
Interest and other income	199	(199)	-	-	-
Proceeds received	(557,913)	43,330	(514,583)	(324,925)	(189,658)
At end of period	30,708	-	30,708	30,708	-

Reconciliations of asset management income

The tables below set forth the reconciliations of components of the consolidated asset management income to Burford-only asset management income for the years ended December 31, 2022, 2021, 2020 and 2019.

	For the year ended December 31, 2022
		Elimination of
		third-party
($ in thousands)	Consolidated	interests	Burford-only
Management fee income	7,321	312	7,633
Performance fee income	1,795	-	1,795
Income from BOF-C	-	46,652	46,652
Total asset management income	9,116	46,964	56,080

	(as restated)
	For the year ended December 31, 2021
		Elimination of
		third-party
($ in thousands)	Consolidated	interests	Burford-only
Management fee income	8,667	1,843	10,510
Performance fee income	5,729	-	5,729
Income from BOF-C	-	12,506	12,506
Total asset management income	14,396	14,349	28,745

	(as restated)
	For the year ended December 31, 2020
		Elimination of
		third-party
($ in thousands)	Consolidated	interests	Burford-only
Management fee income	8,706	2,748	11,454
Performance fee income	6,400	-	6,400
Income from BOF-C	-	11,190	11,190
Total asset management income	15,106	13,938	29,044

Burford Capital Annual Report 2022    69

	(as restated)
	For the year ended December 31, 2019
		Elimination of
		third-party
($ in thousands)	Consolidated	interests	Burford-only
Management fee income	15,160	3,239	18,399
Performance fee income	-	594	594
Income from BOF-C	-	8,603	8,603
Total asset management income	15,160	12,436	27,596

Reconciliations of capital provision-direct undrawn commitments

The tables below set forth the reconciliations of the consolidated capital provision-direct definitive and discretionary undrawn commitments and legal risk (definitive) undrawn commitments to Burford-only capital provision-direct definitive and discretionary undrawn commitments and legal risk (definitive) undrawn commitments, in each case, at December 31, 2022, 2021 and 2020.

	At December 31, 2022
		Elimination of
		third-party
($ in thousands)	Consolidated	interests	Burford-only
Definitive	767,786	(184,279)	583,507
Discretionary	822,348	(182,147)	640,201
Total legal finance undrawn commitments	1,590,134	(366,426)	1,223,708
Legal risk (definitive)	81,193	(5,853)	75,340
Total capital provision-direct undrawn commitments	1,671,327	(372,279)	1,299,048
Capital provision-indirect undrawn commitments	49,400	(41,167)	8,233
Total capital provision undrawn commitments	1,720,727	(413,446)	1,307,281

	At December 31, 2021
		Elimination of
		third-party
($ in thousands)	Consolidated	interests	Burford-only(1)
Definitive	703,417	(180,591)	522,826
Discretionary	701,107	(173,684)	527,423
Total legal finance undrawn commitments	1,404,524	(354,275)	1,050,249
Legal risk (definitive)	88,260	(6,233)	82,027
Total capital provision undrawn commitments	1,492,784	(360,508)	1,132,276

1.

The Burford-only undrawn commitment at December 31, 2021 included approximately $62.5 million of interests in assets that were warehoused for other funds, including a $12.5 million asset warehoused for BOF-C and a $50.0 million asset warehoused for the Advantage Fund, which were reflected as capital provision-indirect assets post-transfer. After giving effect to these transfers, Burford-only undrawn commitments for capital provision-direct assets at December 31, 2021 would have been $987.7 million, of which $460.3 million were definitive and $527.4 million were discretionary, as well as $8.3 million of undrawn commitments in capital provision-indirect assets and $82.0 million undrawn commitments in legal risk assets.

	At December 31, 2020
		Elimination of
	Consolidated	third-party
($ in thousands)	total	interests	Burford-only
Definitive	477,921	(130,694)	347,227
Discretionary	682,721	(107,958)	574,763
Total legal finance undrawn commitments	1,160,642	(238,652)	921,990
Legal risk (definitive)	93,970	(6,233)	87,737
Total capital provision undrawn commitments	1,254,612	(244,885)	1,009,727

70    Burford Capital Annual Report 2022

Cash receipts reconciliations

The table below sets forth the reconciliations of cash receipts to proceeds from capital provision assets, the most comparable measure calculated in accordance with US GAAP, for the years ended December 31, 2022, 2021, 2020 and 2019. See “Basis of presentation of financial information—APMs and non-GAAP financial measures relating to our operating and financial performance—Non-GAAP financial measures” for additional information with respect to cash receipts.

	For the year ended December 31,
($ in thousands)	2022	2021	2020	2019
		(as restated)
Consolidated proceeds from capital provision assets	387,786	396,415	557,913	392,606
Less: Elimination of third-party interests	(81,857)	(139,826)	(43,330)	18,239
Burford-only total proceeds from capital provision assets	305,929	256,589	514,583	410,845
Burford-only proceeds from capital provision-direct assets	295,636	231,413	324,925	233,972
Less: Refinancing and other adjustments(1)	-	-	-	(23,857)
Burford-only proceeds from capital provision-direct assets (Adjusted)	295,636	231,413	324,925	210,115
Burford-only proceeds from capital provision-indirect assets	10,293	25,176	189,658	176,873
Less: Hedging and other adjustments(1)	-	-	(17,157)	92,815
Burford-only proceeds from capital provision-indirect assets (Adjusted)	10,293	25,176	172,501	269,688
Burford-only total proceeds from capital provision assets	305,929	256,589	497,426	479,803
Consolidated asset management income	9,116	14,396	15,106	15,160
Plus: Eliminated income from funds	46,964	14,349	13,938	12,436
Burford-only asset management income	56,080	28,745	29,044	27,596
Less: Non-cash adjustments(2)	(41,321)	(10,246)	(12,697)	(7,075)
Burford-only proceeds from asset management income	14,759	18,499	16,347	20,521
Burford-only proceeds from marketable security interest and dividends	3,585	2,625	1,418	6,070
Burford-only proceeds from asset recovery fee for services	734	2,386	1,582	1,123
Burford-only proceeds from insurance receipts	2,979	1,367	1,973	10,311
Burford-only proceeds from asset management and other services	22,057	24,877	21,320	38,025
Cash receipts	327,986	281,466	518,746	517,828

1. Adjustments for proceeds held at the fund level and not yet distributed of $36.6 million, proceeds related to pre-funded LP commitments of $8.8 million and proceeds from hedging of $28.3 million.

2. Adjustments for the change in asset management receivables accrued during the applicable period but not yet received at the end of such period.

Burford Capital Annual Report 2022    71

Deployments reconciliations

The table below sets forth the reconciliations of the components of consolidated deployments to Burford-only deployments for the years ended December 31, 2022, 2021, 2020 and 2019.

	For the year ended December 31,
($ in thousands)	2022	2021	2020	2019
Consolidated deployments	727,298	673,965	297,143	571,786
Less: Elimination of third-party interests	(245,001)	(224,760)	(21,459)	(182,964)
Burford-only total deployments	482,297	449,205	275,684	388,822
Burford-only capital provision-direct deployments	457,814	448,291	225,137	272,016
Less: Capital deployed but not yet invested	(708)	-	-	-
Less: Distributed in-kind asset	-	(1,034)	-	-
Less: Warehousing deployments	-	-	-	(12,362)
Plus: Refinancing additions	-	-	-	9,221
Adjusted Burford-only capital provision-direct deployments	457,106	447,257	225,137	268,875
Burford-only capital provision-indirect deployments	24,483	914	50,547	116,806
Less: Capital deployed to fund level but not yet invested	(4,160)	-	(40,483)
Plus: warehoused capital deployed by the balance sheet, but not allocated to LPs	-	-	-	25,000
Plus: Capital deployed to hedged transactions	-	-	16,733	53,845
Adjusted Burford-only capital provision-indirect deployments	20,323	914	26,797	195,651
Adjusted Burford-only total deployments	477,429	448,171	251,934	464,526

See “Basis of presentation of financial information—APMs and non-GAAP financial measures relating to our operating and financial performance—APMs” and “Certain terms used in this Annual Report” for additional information with respect to certain terms useful for the understanding of our deployments information and “Financial and operational review—Deployments” for additional information with respect to our deployments.

Realizations reconciliations

The table below sets forth the reconciliation of our consolidated realizations to Group-wide realizations for the years ended December 31, 2022, 2021, 2020 and 2019.

	For the year ended
	December 31,
($ in thousands)	2022	2021	2020	2019
Consolidated realizations	426,734	455,148	540,294	434,483
Cash from margin/hedging/other	3,333	(98,494)	19,464	97,965
Capital provision non-consolidated funds	199,905	62,217	271,502	245,326
Post-settlement non-consolidated funds	104,637	107,661	167,682	250,302
Group-wide realizations	734,609	526,532	998,942	1,028,076

72    Burford Capital Annual Report 2022

The table below sets forth the reconciliations of the components of consolidated realizations to Burford-only realizations for the years ended December 31, 2022, 2021, 2020 and 2019.

	For the year ended December 31,
($ in thousands)	2022	2021	2020	2019
Consolidated realizations	426,734	455,148	540,294	434,483
Less: Elimination of third-party interests	(69,603)	(164,786)	(13,992)	(38,803)
Burford-only total realizations	357,131	290,362	526,302	395,680
Burford-only capital provision-direct realizations	346,838	265,186	336,644	218,807
Plus: Realizations from financial liabilities at fair value through profit or loss	3,333	-	-	-
Plus: Realizations from investment subparticipations	38	-	-	-
Less: Distributed in-kind asset	-	(1,034)	-	-
Plus: Refinancing realizations	-	-	-	9,221
Plus: interest and other income	-	-	-	128
Adjusted Burford-only capital provision-direct realizations	350,209	264,152	336,644	228,156
Burford-only capital provision-indirect realizations	10,293	25,176	189,658	176,873
Plus: Reported realizations held at fund level and not yet distributed	29	9,856	(36,621)	-
Less: Realizations from hedging transactions	-	-	28,265	56,194
Less: Return of amounts pre-funded to LP	-	-	(8,801)	-
Adjusted Burford-only capital provision-indirect realizations	10,322	35,032	172,501	233,067
Adjusted Burford-only total realizations	360,531	299,184	509,145	461,223

See “Basis of presentation of financial information—APMs and non-GAAP financial measures relating to our operating and financial performance—APMs” and “Certain terms used in this Annual Report” for additional information with respect to certain terms useful for the understanding of our realizations information and “Financial and operational review—Realizations” for additional information with respect to our realizations.

Tangible book value attributable to Burford Capital Limited per ordinary share reconciliations

The table below sets forth the reconciliations of tangible book value attributable to Burford Capital Limited per ordinary share to total Burford Capital Limited equity, the most comparable measure calculated in accordance with US GAAP, at December 31, 2022, 2021 and 2020. See “Basis of presentation of financial information—APMs and non-GAAP financial measures relating to our operating and financial performance—Non-GAAP financial measures” for additional information with respect to tangible book value attributable to Burford Capital Limited per ordinary share.

	At December 31,
($ in thousands, except share data)	2022	2021	2020
		(as restated)
Total Burford Capital Limited equity	1,742,584	1,695,872	1,762,758
Less: Goodwill	(133,912)	(134,019)	(134,032)
Tangible book value attributable to Burford Capital Limited	1,608,672	1,561,853	1,628,726
Basic ordinary shares outstanding	218,581,877	219,049,877	219,049,877
Tangible book value attributable to Burford Capital Limited per ordinary share	7.36	7.13	7.44

Burford Capital Annual Report 2022    73

Debt leverage ratio calculations

Consolidated net debt to consolidated tangible assets ratio calculation

The tables below set forth the reconciliations of consolidated net debt to consolidated tangible assets ratio to the information set forth in our consolidated financial statements at December 31, 2022, 2021 and 2020. See “Financial and operational review—Debt” for additional information with respect to our debt securities.

	At December 31,
($ in thousands)	2022	2021	2020
		(as restated)
Total principal amount of debt outstanding(1)	1,271,073	1,034,213	672,944
Less: Cash and cash equivalents	(107,658)	(180,255)	(322,085)
Less: Marketable securities	(136,358)	(175,336)	(16,594)
Consolidated net debt	1,027,057	678,622	334,265
Total assets	4,288,359	3,741,504	3,267,585
Less: Goodwill	(133,912)	(134,019)	(134,032)
Consolidated tangible assets	4,154,447	3,607,485	3,133,553
Consolidated net debt to consolidated tangible assets ratio	25%	19%	11%

1.

Represents the total principal amount of debt outstanding as set forth in note 13 (Debt) to our consolidated financial statements. Debt securities denominated in pound sterling have been converted to US dollar using GBP/USD exchange rates of $1.2039, $1.3477 and 1.3649 at December 31, 2022, 2021 and 2020, respectively. The comparative data at December 31, 2021 has been amended to include an immaterial amount of indebtedness that was extinguished, which resulted in a decrease in the consolidated net debt to consolidated tangible assets ratio at December 31, 2021 as compared to the previously reported ratio.

Consolidated Indebtedness to Net Tangible Equity ratio calculation

The table below sets forth the reconciliations of Consolidated Indebtedness to Net Tangible Equity Ratio (as defined in the indentures governing the 2028 Notes or the 2030 Notes, as applicable) to the information set forth in our consolidated financial statements at December 31, 2022, 2021 and 2020. See “Financial and operational review—Debt” for additional information with respect to our debt securities.

	At December 31,
($ in thousands)	2022	2021	2020
		(as restated)
Total principal amount of debt outstanding(1)	1,271,073	1,034,213	672,944
Plus: Debt interest payable	16,815	13,918	9,556
Consolidated Indebtedness	1,287,888	1,048,131	682,500
Total Burford Capital Limited equity	1,742,584	1,695,872	1,762,758
Less: Goodwill	(133,912)	(134,019)	(134,032)
Net Tangible Equity	1,608,672	1,561,853	1,628,726
Consolidated Indebtedness to Net Tangible Equity ratio	0.80x	0.67x	0.42x

1.

Represents the total principal amount of debt outstanding as set forth in note 13 (Debt) to our consolidated financial statements. Debt securities denominated in pound sterling have been converted to US dollar using GBP/USD exchange rates of $1.2039 and $1.3477 at December 31, 2022 and 2021, respectively. The comparative data at December 31, 2021 has been amended to include an immaterial amount of indebtedness that was extinguished, which resulted in a decrease in the Consolidated Indebtedness to Net Tangible Equity ratio at December 31, 2021 as compared to the previously reported ratio.

74    Burford Capital Annual Report 2022

Directors’ report

To our shareholders:

The Directors present their annual report and the audited consolidated financial statements of Burford Capital Limited and its subsidiaries (collectively, “Burford”) for the financial year ended December 31, 2022.

Business activities and organization

Burford provides legal finance and asset management products and services with a focus on the legal sector. Burford Capital Limited is incorporated under the Companies (Guernsey) Law, 2008, as amended (the “Guernsey Companies Law”). Burford Capital Limited’s ordinary shares were admitted to trading on AIM, a market operated by the London Stock Exchange, on October 21, 2009, and on the New York Stock Exchange on October 19, 2020.

Corporate governance

The Directors recognize the high standards of corporate governance demanded of listed companies. Burford Capital Limited has adopted and complied with the Finance Sector Code of Corporate Governance issued by the Guernsey Financial Services Commission. In addition, Burford is subject to the applicable rules and regulations of the US Securities and Exchange Commission, the applicable listing standards of the New York Stock Exchange and the applicable AIM rules.

Results of operations and dividends

Burford’s results of operations for the year ended December 31, 2022 are set forth in the consolidated statements of operations included elsewhere in this annual report on Form 20-F (this “Annual Report”).

Burford Capital Limited paid a final dividend for the year ended December 31, 2021 of 6.25 US cents per ordinary share on June 17, 2022, and paid an interim dividend for the year ended December 31, 2022, of 6.25 US cents per ordinary share on December 1, 2022. In addition, the Directors approved an interim dividend for the year ended December 31, 2022 of 6.25 US cents per ordinary share to be paid on June 16, 2023 to the shareholders on the register at the close of business on May 26, 2023, with an ex-dividend date of May 25, 2023.

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

Directors

The Directors of Burford Capital Limited who served during the year ended December 31, 2022 and to the date of this Annual Report are set forth under “Governance—Directors and senior management—Directors”.

Interests of the Directors

The interests of the Directors are set forth under “Compensation—Director compensation” and “Compensation—Holdings and commitments to private funds of directors and senior management—Directors”.

Statement of the Directors’ responsibilities in relation to the consolidated financial statements

The Directors are responsible for preparing this Annual Report and the consolidated financial statements in accordance with applicable Guernsey law and generally accepted accounting principles in the United States (“US GAAP”).

Under the Guernsey Companies Law, the Directors must not approve the consolidated financial statements unless they are satisfied that they give a true and fair view of the financial position, results of operations and cash flows of Burford at and for the year ended December 31, 2022. In preparing the consolidated financial statements, the Directors are required to:

▪	Select suitable accounting policies and apply such accounting policies consistently

Burford Capital Annual Report 2022    75

Directors’ report

continued

▪	Present information, including accounting policies, in a manner that provides relevant, reliable, comparable and understandable information
▪	Make judgments and estimates that are reasonable and prudent

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

Disclosure of information to auditors

So far as each of the Directors is aware, there is no relevant audit information of which Burford’s independent registered public accounting firm is unaware, and each of the Directors has taken all of the steps he or she ought to have taken as a director to make himself or herself aware of any relevant audit information and to establish that Burford’s independent registered public accounting firm is aware of such information.

Independent registered public accounting firm

Ernst & Young LLP has expressed its willingness to continue in office and a resolution to re-appoint it will be proposed at the annual general meeting of shareholders to be held in 2023.

/s/ Charles Parkinson

Charles Parkinson

Director

on behalf of the Board of Directors

May 16, 2023

76    Burford Capital Annual Report 2022

Consolidated financial statements
Contents
78	Report of independent registered public accounting firm (PCAOB ID: 01438)
85	Consolidated statements of operations for the years ended December 31, 2022, 2021, 2020 and 2019
86	Consolidated statements of comprehensive income / (loss) for the years ended December 31, 2022, 2021, 2020 and 2019
87	Consolidated statements of financial position at December 31, 2022, 2021 and 2020
88	Consolidated statements of cash flows for the years ended December 31, 2022, 2021, 2020 and 2019
89	Consolidated statements of changes in equity for the years ended December 31, 2022, 2021, 2020 and 2019
91	Notes to the consolidated financial statements

Burford Capital Annual Report 2022    77

Report of independent registered public accounting firm

To the board of directors and shareholders of Burford Capital Limited:

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Burford Capital Limited (the "Company") as of December 31, 2022, 2021 and 2020, the related consolidated statements of operations, comprehensive income, changes in equity and cash flows, for each of the four years in the period ended December 31, 2022, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022, 2021 and 2020, and the results of its operations and its cash flows for each of the four years in the period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated May 16, 2023 expressed an adverse opinion thereon.

Restatement of 2021, 2020 and 2019 Consolidated Financial Statements

As discussed in Note 2 to the consolidated financial statements, the 2021, 2020, and 2019 consolidated financial statements have been restated to correct misstatements.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Valuation of capital provision assets

Description of the Matter

At December 31, 2022, the Company’s reported capital provision assets (“CPAs”) totalled $3,736 million. For the year ended December 31, 2022, the Company recognized net positive fair value adjustments on CPAs of $169 million. As discussed in Notes 2, 6 and 15 to the consolidated financial statements, CPAs are held at fair value, with income or loss related to changes in fair value recorded through ‘Capital provision income’ in the consolidated statement of operations. Fair value movements are recognized in accordance with the Company’s CPA valuation methodology, which uses an income approach based upon estimated

78    Burford Capital Annual Report 2022

Report of independent registered public accounting firm

continued

future cash flows and other unobservable inputs, being primarily a risk-adjustment factor reflecting the uncertainty inherent in the estimated future cash flows, driven by litigation risk, which changes as a result of observable litigation events, and a discount rate that reflects the funding risk of deploying capital for investment in CPAs.

Auditing management’s judgments and assumptions used in the valuation of the CPAs involved complex auditor judgment, due to the selection of the valuation methodology utilized, as well as the significant estimation uncertainty associated with the unobservable inputs described above and the forward looking and judgmental nature of the estimated future cash flows.

How We Addressed the Matter in Our Audit

To test the fair value of CPAs, we performed audit procedures that included, among others, evaluating the valuation methodology used by management in determining the fair value of the CPAs, against the requirements of FASB Accounting Standards Codification Topic 820 – Fair Value Measurement.

We involved our valuation specialists to assist us in independently testing the CPA valuation models for consistency with the CPA valuation methodology and testing model mathematical integrity. Our valuation specialists also assisted us with assessing the CPA specific discount rates used in the valuation models, by comparing the inputs to the discount rate to observable market or other data.

Together with our valuation specialists, we tested risk-adjustment factors through the performance of a statistical analysis of historical CPA realizations since inception, considering the correlation between key inputs to the valuation model and realized proceeds.

To evaluate the completeness and accuracy of the objective litigation events considered in the determination of the risk-adjustment factor for CPAs, we performed independent research of information in the public domain, for example a search for and review of available court documents.

To assess the estimated future cash flows, we recalculated the Company’s contractual entitlement, based on capital provision agreements, agreeing estimated damages or proceeds to relevant court documents, if available. , For certain CPAs we held discussions with the Company’s underwriters to understand how the estimated damages and proceeds were derived. We assessed the reasonability of the funding curves used by management to estimate future cash outflows and compared the duration of cash flows to comparable historical realizations and concluded case data.

We evaluated the adequacy of the Company’s CPA and fair value measurements disclosures included in Notes 2, 6, and 15 to the consolidated financial statements.

We have served as the Company’s auditor since 2010.

/s/ Ernst & Young LLP
Guernsey, Channel Islands

May 16, 2023

Burford Capital Annual Report 2022    79

THIS PAGE INTENTIONALLY LEFT BLANK

80    Burford Capital Annual Report 2022

THIS PAGE INTENTIONALLY LEFT BLANK

Burford Capital Annual Report 2022    81

THIS PAGE INTENTIONALLY LEFT BLANK

82    Burford Capital Annual Report 2022

Report of independent registered public accounting firm

continued

Report of independent registered public accounting firm

To the board of directors and shareholders of Burford Capital Limited:

Opinion on Internal Control Over Financial Reporting

We have audited Burford Capital Limited’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, because of the effect of the material weakness described below on the achievement of the objectives of the control criteria, Burford Capital Limited (the Company) has not maintained effective internal control over financial reporting as of December 31, 2022, based on the COSO criteria.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management’s assessment. Management has identified a material weakness related to the determination of the Company’s approach to measure the fair value of capital provision assets, in accordance with Accounting Standards Codification Topic 820—Fair Value Measurement (ASC 820).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2022, 2021 and 2020, the related consolidated statements of operations, comprehensive income, changes in equity and cash flows for each of the four years in the period ended December 31, 2022, and the related notes. This material weakness was considered in determining the nature, timing and extent of audit tests applied in our audit of the 2022 consolidated financial statements, and this report does not affect our report dated May 16, 2023, which expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s report on internal control over financial reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Burford Capital Annual Report 2022    83

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

/s/ Ernst & Young LLP
Guernsey, Channel Islands

May 16, 2023

84    Burford Capital Annual Report 2022

Consolidated statements of operations

		For the year ended December 31,
($ in thousands, except share data)	Notes	2022	2021	2020	2019
			(as restated)
Revenues
Capital provision income	6	319,108	194,554	314,948	579,792
Asset management income	8	9,116	14,396	15,106	15,160
Insurance (loss)/income	9	(1,443)	5,143	1,781	3,545
Services income		684	1,177	804	2,133
Marketable securities (loss)/income and bank interest	10	(7,744)	1,865	380	6,676
(Loss)/gain relating to third-party interests in capital provision assets		(494)	195	(5,157)	(72,836)
Total revenues		319,227	217,330	327,862	534,470

Operating expenses
Compensation and benefits
Salaries and benefits		35,131	34,333	31,483	25,231
Annual incentive compensation		24,338	22,145	22,772	24,503
Equity compensation		10,277	9,272	5,281	4,519
Legacy asset recovery incentive compensation including accruals		1,908	35,488	-	-
Long-term incentive compensation including accruals		14,692	11,741	16,628	38,870
General, administrative and other		29,681	30,467	21,468	22,447
Case-related expenditures ineligible for inclusion in asset cost		8,245	5,300	4,841	11,246
Equity and listing related		-	-	7,907	1,754
Amortization of intangible asset		-	-	8,703	9,495
Total operating expenses		124,272	148,746	119,083	138,065

Operating income		194,955	68,584	208,779	396,405

Other expenses
Finance costs	13	77,389	58,647	39,048	38,747
Loss on debt extinguishment		875	1,649	-	-
Foreign currency transactions (gains)/losses		7,674	5,499	(10,746)	(1,956)
Total other expenses		85,938	65,795	28,302	36,791

Income/(loss) before income taxes		109,017	2,789	180,477	359,614

(Provision for)/benefit from income taxes	4	(11,558)	(9,727)	(23,502)	(31,915)
Net income/(loss)		97,459	(6,938)	156,975	327,699

Net income attributable to non-controlling interests		66,953	21,813	13,700	27,153
Net income/(loss) attributable to Burford Capital Limited shareholders		30,506	(28,751)	143,275	300,546

Net income/(loss) attributable to Burford Capital Limited per ordinary share
Basic	20	$ 0.14	($ 0.13)	$ 0.65	$ 1.37
Diluted	20	$ 0.14	($ 0.13)	$ 0.65	$ 1.37

Weighted average ordinary shares outstanding
Basic	20	218,757,232	219,049,877	218,919,822	218,649,877
Diluted	20	221,802,486	219,049,877	219,635,784	219,107,925

See accompanying notes to the consolidated financial statements.

Burford Capital Annual Report 2022    85

Consolidated statements of comprehensive income (loss)

		For the year ended December 31,
($ in thousands)	Notes	2022	2021	2020	2019
			(as restated)

Net income/(loss)		97,459	(6,938)	156,975	327,699
Other comprehensive income/(loss)
Foreign currency translation adjustment		44,089	(2,222)	(11,543)	(17,273)
Comprehensive income/(loss)		141,548	(9,160)	145,432	310,426

Less: Comprehensive income attributable to non-controlling interests		66,953	21,813	13,700	27,153
Comprehensive income/(loss) attributable to Burford Capital Limited shareholders		74,595	(30,973)	131,732	283,273

See accompanying notes to the consolidated financial statements.

86    Burford Capital Annual Report 2022

Consolidated statements of financial position

		At December 31,
($ in thousands, except share data)	Notes	2022	2021	2020
			(as restated)
Assets
Cash and cash equivalents		107,658	180,255	322,085
Marketable securities	10	136,358	175,336	16,594
Other assets	11	51,856	48,242	49,596
Due from settlement of capital provision assets	7	116,582	86,311	30,708
Capital provision assets	6	3,735,556	3,117,263	2,714,314
Goodwill	14	133,912	134,019	134,032
Deferred tax asset	4	6,437	78	256
Total assets		4,288,359	3,741,504	3,267,585

Liabilities
Debt interest payable	13	16,815	13,918	9,556
Other liabilities	12	155,673	133,494	114,244
Debt payable	13	1,252,270	1,022,557	667,814
Financial liabilities relating to third-party interests in capital provision assets		425,205	424,733	424,965
Deferred tax liability	4	51,326	38,785	27,896
Total liabilities		1,901,289	1,633,487	1,244,475

Commitments and contingencies	21

Shareholders' equity
Ordinary shares, no par value; unlimited shares authorized; 219,049,877 ordinary shares issued and 218,581,877 ordinary shares outstanding at December 31, 2022 and 219,049,877 ordinary shares issued and outstanding at December 31, 2021 and 2020	18	598,813	598,813	598,813
Additional paid-in capital		26,305	26,366	22,529
Accumulated other comprehensive income		47,049	2,920	5,142
Treasury shares of 468,000 at $8.01 cost	18	(3,749)	-	-
Retained earnings		1,074,166	1,067,773	1,136,274
Total Burford Capital Limited equity		1,742,584	1,695,872	1,762,758
Non-controlling interests		644,486	412,145	260,352
Total shareholders' equity		2,387,070	2,108,017	2,023,110
Total liabilities and shareholders' equity		4,288,359	3,741,504	3,267,585

See accompanying notes to the consolidated financial statements.

The consolidated financial statements on pages 85 to 129 of this Annual Report were approved by the Board on May 16, 2023 and were signed on its behalf by:

/s/ Charles Parkinson

Charles Parkinson

Director

May 16, 2023

Burford Capital Annual Report 2022    87

Consolidated statements of cash flows

		For the year ended December 31,
($ in thousands)	Notes	2022	2021	2020	2019
			(as restated)
Cash flows from operating activities:
Net income/(loss)		97,459	(6,938)	156,975	327,699

Adjustments to reconcile net income/(loss) to net cash (used in)/provided by operating activities:
Capital provision income	6	(319,108)	(194,554)	(314,948)	(579,792)
Loss on marketable securities		10,736	1,567	1,106	137
Services income		(684)	(1,177)	(804)	(2,133)
Share-based compensation		7,782	8,823	5,328	4,519
Amortization and depreciation of debt issuance costs and property and equipment		4,362	3,193	10,689	12,602
Deferred tax (benefit)/expense		9,356	11,613	21,067	27,903
Other		13,579	3,879	(7,875)	(754)
Changes in operating assets and liabilities:
Proceeds from capital provision assets	3	387,786	396,415	557,913	392,606
(Funding) of capital provision assets	3	(727,298)	(672,931)	(297,143)	(571,786)
Net proceeds/(funding) of marketable securities	10	27,866	(160,360)	51,750	3,346
Net proceeds from/(paid) to due from/to broker for financial liabilities at fair value through profit or loss		-	-	(51,401)	38,734
Net proceeds/(funding) from financial liabilities at fair value through profit or loss		3,333	-	(96,272)	(42,200)
Proceeds from asset recovery fee for services		734	2,386	1,581	1,123
(Increase) in other assets		(2,963)	(2,330)	(9,846)	3,777
Increase in other liabilities		20,485	25,282	20,387	37,828
Net (increase) on financial liability to third-party investment		471	(232)	5,320	72,836
Net cash used in operating activities		(466,104)	(585,364)	53,827	(273,555)

Cash flows from investing activities:
Purchases of property and equipment		(407)	(285)	(360)	(3,398)
Net cash used in investing activities		(407)	(285)	(360)	(3,398)

Cash flows from financing activities:
Acquisition of ordinary shares to meet share-based payment obligations		(4,291)	(3,686)	-	-
Issuance of debt, net of original issue discount	13	357,271	400,000	-	-
Debt issuance costs		(7,912)	(8,742)	-	-
Redemption of debt		(79,911)	(33,929)	(4,964)	-
Dividends paid on ordinary shares		(27,665)	(41,050)	-	(28,424)
Payments for treasury stock purchases		(3,749)	-	-	-
Net proceeds from financial liabilities related to third party interests in capital provision assets		-	-	-	100,000
Third-party net capital contribution/(distribution)		165,388	132,236	(293)	83,119
Net cash provided by/(used in) financing activities		399,131	444,829	(5,257)	154,695

Net increase/(decrease) in cash and cash equivalents and restricted cash		(67,380)	(140,820)	48,210	(122,258)
Cash and cash equivalents and restricted cash at beginning of period		180,255	322,085	273,403	395,462
Effect of exchange rate changes on cash and cash equivalents		(5,217)	(1,010)	472	199
Cash and cash equivalents and restricted cash at end of period		107,658	180,255	322,085	273,403

The table below sets forth supplemental disclosures to our statement of consolidated cash flows.

	For the year ended December 31,
($ in thousands)	2022	2021	2020	2019
Cash received from interest and dividend income	3,462	3,706	1,489	6,849
Cash paid for debt interest	(70,781)	(51,270)	(37,890)	(37,568)
Cash received from income tax refund	1,199	-	-	-
Cash paid for income taxes	(1,840)	(1,305)	(10,979)	(694)
Assets received in-kind(1)	-	3,290	-	29,645
Contributions paid in-kind(1)	-	1,034	-	-
Initial recognition of ASC 842 operating leases ROU asset	-	-	-	5,675
Initial recognition of ASC 842 operating leases ROU obligation	-	-	-	6,780
1.

A consolidated entity, in which Burford had a limited partner interest, liquidated during the year ended December 31, 2021 and distributed in-kind a capital provision asset of $3.3 million, which is held directly by Burford ($1.0 million) and other limited partners ($2.3 million) of the liquidated entity.

See accompanying notes to the consolidated financial statements.

88    Burford Capital Annual Report 2022

Consolidated statements of changes in equity

	For the year ended December 31, 2022
	Shares		Amount
							Accumulated
					Additional		other	Total Burford	Non-	Total
($ in thousands, except	Ordinary	Treasury	Ordinary	Treasury	paid-in	Retained	comprehensive	Capital Limited	controlling	shareholders’
share data)	shares	shares	shares	shares	capital	earnings	income/(loss)	equity	interests	equity
At beginning of period	219,049,877	-	598,813	-	26,366	1,067,773	2,920	1,695,872	412,145	2,108,017
Net income	-	-	-	-	-	30,506	-	30,506	66,953	97,459
Foreign currency translation adjustment	-	-	-	-	-	-	44,089	44,089	-	44,089
Ordinary shares repurchased and held in treasury	-	(468,000)	-	(3,749)	-	-	-	(3,749)	-	(3,749)
Ordinary shares purchased by the Burford Capital Employee Benefit Trust	-	-	-	-	(4,291)	-	-	(4,291)	-	(4,291)
Ordinary shares distributed by the Burford Capital Employee Benefit Trust	-	-	-	-	-	(2,495)	-	(2,495)	-	(2,495)
Transfer LTIP awards on vesting	-	-	-	-	(6,047)	6,047	-	-	-	-
Share-based compensation	-	-	-	-	10,277	-	-	10,277	-	10,277
Dividends paid	-	-	-	-	-	(27,665)	-	(27,665)	-	(27,665)
Net contributions	-	-	-	-	-	-	-	-	165,388	165,388
Other	-	-	-	-	-	-	40	40	-	40
At end of period	219,049,877	(468,000)	598,813	(3,749)	26,305	1,074,166	47,049	1,742,584	644,486	2,387,070

	(as restated)
	For the year ended December 31, 2021
	Shares	Amount
					Accumulated
	Number of		Additional		other	Total Burford		Total
($ in thousands, except	ordinary	Ordinary	paid-in	Retained	comprehensive	Capital Limited	Non-controlling	shareholders’
share data)	shares	shares	capital	earnings	income/(loss)	equity	interests	equity
At beginning of period	219,049,877	598,813	22,529	1,136,274	5,142	1,762,758	260,352	2,023,110
Net (loss)/income	-	-	-	(28,751)	-	(28,751)	21,813	(6,938)
Foreign currency translation adjustment	-	-	-	-	(2,222)	(2,222)	-	(2,222)
Ordinary shares purchased by the Burford Capital Employee Benefit Trust	-	-	(3,686)	-	-	(3,686)	-	(3,686)
Ordinary shares distributed by the Burford Capital Employee Benefit Trust	-	-	1,103	(1,552)	-	(449)	-	(449)
Transfer LTIP awards on vesting	-	-	(2,852)	2,852	-	-	-	-
Share-based compensation	-	-	9,272	-	-	9,272	-	9,272
Dividends paid	-	-	-	(41,050)	-	(41,050)	-	(41,050)
Net contributions	-	-	-	-	-	-	129,980	129,980
At end of period	219,049,877	598,813	26,366	1,067,773	2,920	1,695,872	412,145	2,108,017

	(as restated)
	For the year ended December 31, 2020
	Shares	Amount
					Accumulated
	Number of		Additional		other	Total Burford		Total
($ in thousands, except	ordinary	Ordinary	paid-in	Retained	comprehensive	Capital Limited	Non-controlling	shareholders’
share data)	shares	shares	capital	earnings	income/(loss)	equity	interests	equity
At beginning of period	218,649,877	596,454	20,857	991,702	16,685	1,625,698	246,944	1,872,642
Net income	-	-	-	143,275	-	143,275	13,700	156,975
Foreign currency translation adjustment	-	-	-	-	(11,543)	(11,543)	-	(11,543)
Issuance of ordinary shares	400,000	2,359	-	-	-	2,359	-	2,359
Ordinary shares purchased by the Burford Capital Employee Benefit Trust	-	-	(2,359)	-	-	(2,359)	-	(2,359)
Ordinary shares distributed by the Burford Capital Employee Benefit Trust	-	-	2,265	(2,219)	-	46	-	46
Transfer LTIP awards on vesting	-	-	(3,516)	3,516	-	-	-	-
Share-based compensation	-	-	5,282	-	-	5,282	-	5,282
Net distributions	-	-	-	-	-	-	(292)	(292)
At end of period	219,049,877	598,813	22,529	1,136,274	5,142	1,762,758	260,352	2,023,110

Burford Capital Annual Report 2022    89

	(as restated)
	For the year ended December 31, 2019
	Shares	Amount
					Accumulated
	Number of		Additional		other	Total Burford		Total
($ in thousands, except	ordinary	Ordinary	paid-in	Retained	comprehensive	Capital Limited	Non-controlling	shareholders’
share data)	shares	shares	capital	earnings	income/(loss)	equity	interests	equity
At beginning of period	218,649,877	596,454	16,338	716,080	34,282	1,363,154	136,959	1,500,113
Cumulative effect of restatement	-	-	-	4,211	(324)	3,887	(287)	3,600
Cumulative-effect adjustment upon adoption of ASU 2016-02	-	-	-	(711)	-	(711)	-	(711)
Restated at beginning of period	218,649,877	596,454	16,338	719,580	33,958	1,366,330	136,672	1,503,002
Net income	-	-	-	300,546	-	300,546	27,153	327,699
Foreign currency translation adjustment	-	-	-	-	(17,273)	(17,273)	-	(17,273)
Share-based compensation	-	-	4,519	-	-	4,519	-	4,519
Dividends paid	-	-	-	(28,424)	-	(28,424)	-	(28,424)
Net contributions	-	-	-	-	-	-	83,119	83,119
At end of period	218,649,877	596,454	20,857	991,702	16,685	1,625,698	246,944	1,872,642

See accompanying notes to the consolidated financial statements.

90    Burford Capital Annual Report 2022

Notes to the consolidated financial statements

continued

1. Organization

Burford Capital Limited (the “Company”) and its consolidated subsidiaries (collectively with the Company, the “Group”) provide legal finance products and services, comprising (i) core legal finance and (ii) alternative strategies, and are engaged in the asset management business.

The Company was incorporated as a company limited by shares under the Guernsey Companies Law on September 11, 2009. The Company has a single class of ordinary shares, which commenced trading on AIM in October 2009 and on the NYSE in October 2020, in each case, under the symbol “BUR”. The Company’s subsidiaries have issued bonds that are traded on the Main Market of the London Stock Exchange and unregistered senior notes in private placement transactions pursuant to Rule 144A and Regulation S under the Securities Act.

2. Summary of significant accounting policies

Restatement

The Company has restated in this Annual Report its previously issued consolidated financial statements at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019. The Company has also restated impacted amounts within the accompanying notes to the consolidated financial statements, as applicable.

Restatement background

Following comments from and engagement with the staff of the SEC, the Company has, in consultation with its independent auditor Ernst & Young LLP, revised its approach to fair value accounting for its capital provision assets in consideration of Accounting Standards Codification Topic 820—Fair Value Measurement (“ASC 820”). As a result of this work, the Company has moved to a revised approach to determine the fair value of its capital provision assets that it believes is in compliance with ASC 820. While the revised approach retains objective events in the underlying litigation as the principal determinant of fair value changes, it uses a discounted cash flow model that incorporates interest rates, litigation duration and other traditional valuation factors to determine the fair value of capital provision assets.

In addition to applying this revised valuation approach to the Company’s consolidated financial statements for the year ended December 31, 2022, the Company has applied it retroactively to the prior three years of its consolidated financial statements. Management and the Audit Committee concluded on May 2, 2023 that the Company’s consolidated financial statements for the years ended December 31, 2021, 2020 and 2019 and the six months ended June 30, 2022 should be restated to correct a material understatement of capital provision assets and capital provision income given the application of the revised valuation approach; definitionally, any such restatement is considered to be for the correction of an error.

The following tables summarize the impact of the restatement on the consolidated statements of operations, consolidated statements of comprehensive income, consolidated statements of financial position and consolidated statements of cash flows at December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019.

Burford Capital Annual Report 2022    91

Notes to the consolidated financial statements

continued

In addition to the impacts noted below there is an immaterial difference to opening balances reported in the consolidated statement of changes in equity retained earnings for the year ended December 31, 2019.

Consolidated statements of operations

	For the year ended December 31,
	2021		2020		2019
($ in thousands, except share data)	Previously reported	Restated	Previously reported	Restated	Previously reported	Restated
Capital provision income	127,549	194,554	340,103	314,948	409,156	579,792
Gain/(loss) relating to third-party interests in capital provision assets	2,028	195	947	(5,157)	(57,500)	(72,836)
Total revenues	152,158	217,330	359,121	327,862	379,170	534,470
Operating expenses - Annual incentive compensation	22,145	22,145	22,772	22,772	24,503	24,503
Operating expenses - Equity compensation	9,272	9,272	5,281	5,281	4,519	4,519
Operating expenses - Legacy asset recovery incentive compensation including accruals	36,364	35,488	-	-	-	-
Operating expenses - Long-term incentive compensation including accruals	7,942	11,741	18,125	16,628	33,496	38,870
Total operating expenses	145,823	148,746	120,580	119,083	132,691	138,065
Operating income	6,335	68,584	238,541	208,779	246,479	396,405
Foreign currency transactions losses/(gains)	5,482	5,499	(10,746)	(10,746)	(1,956)	(1,956)
Total other expenses	65,778	65,795	28,302	28,302	36,791	36,791
(Loss)/gain before income taxes	(59,443)	2,789	210,239	180,477	209,688	359,614
Benefit from/(provision for) income taxes	3,015	(9,727)	(36,937)	(23,502)	(13,417)	(31,915)
Net (loss)/(income)	(56,428)	(6,938)	173,302	156,975	196,271	327,699
Net income attributable to non-controlling interests	15,638	21,813	8,187	13,700	15,309	27,153
Net (loss)/income attributable to Burford Capital Limited shareholders	(72,066)	(28,751)	165,115	143,275	180,962	300,546

Net (loss)/income attributable to Burford Capital Limited per ordinary share
Basic	(0.33)	(0.13)	0.75	0.65	0.83	1.37
Diluted	(0.33)	(0.13)	0.75	0.65	0.83	1.37

Weighted average ordinary shares outstanding
Basic	219,049,877	219,049,877	218,919,822	218,919,822	218,649,877	218,649,877
Diluted	219,699,459	219,049,877	218,919,822	219,635,784	219,061,999	219,107,925

Consolidated statements of comprehensive income

	For the year ended December 31,
	2021		2020		2019
($ in thousands, except share data)	Previously reported	Restated	Previously reported	Restated	Previously reported	Restated
Foreign currency translation adjustment	(2,443)	(2,222)	(10,206)	(11,543)	(17,525)	(17,273)
Comprehensive (loss)/income	(58,871)	(9,160)	163,096	145,432	178,746	310,426
Comprehensive (loss)/income attributable to Burford Capital Limited shareholders	(74,509)	(30,973)	154,909	131,732	163,437	283,273

92    Burford Capital Annual Report 2022

Notes to the consolidated financial statements

continued

Consolidated statements of financial position

	At December 31,
	2021		2020
($ in thousands, except share data)	Previously reported	Restated	Previously reported	Restated
Capital provision assets	2,900,465	3,117,263	2,564,742	2,714,314
Total assets	3,524,706	3,741,504	3,118,013	3,267,585
Other liabilities	126,057	133,494	109,747	114,244
Financial liabilities relating to third-party interests in capital provision assets	398,595	424,733	400,660	424,965
Deferred tax liability	22,889	38,785	24,742	27,896
Total liabilities	1,584,016	1,633,487	1,212,519	1,244,475
Accumulated other comprehensive income	4,108	2,920	6,551	5,142
Retained earnings	922,503	1,067,773	1,034,319	1,136,274
Total Burford Capital Limited equity	1,551,790	1,695,872	1,662,212	1,762,758
Non-controlling interests	388,900	412,145	243,282	260,352
Total shareholders' equity	1,940,690	2,108,017	1,905,494	2,023,110
Total liabilities and shareholders' equity	3,524,706	3,741,504	3,118,013	3,267,585

Consolidated statements of cash flows

	For the year ended December 31,
	2021		2020		2019
($ in thousands, except share data)	Previously reported	Restated	Previously reported	Restated	Previously reported	Restated
Cash flows from operating activities:
Net (loss)/income	(56,428)	(6,938)	173,302	156,975	196,271	327,699

Adjustments to reconcile net (loss)/income to net cash (used in)/provided by operating activities:
Capital provision income	(127,549)	(194,554)	(340,103)	(314,948)	(409,156)	(579,792)
Share-based compensation	8,823	8,823	5,328	5,328	4,519	4,519
Deferred tax (benefit)/expense	(1,129)	11,613	34,502	21,067	9,405	27,903
Other	3,879	3,879	(7,875)	(7,875)	(754)	(754)
Changes in operating assets and liabilities:
(Increase) in other assets	(2,330)	(2,330)	(9,846)	(9,846)	3,777	3,777
Increase in other liabilities	22,342	25,282	21,884	20,387	32,454	37,828
Net (increase) on financial liability to third-party investment	(2,065)	(232)	(784)	5,320	57,500	72,836
Net cash used in operating activities	(585,364)	(585,364)	53,827	53,827	(273,555)	(273,555)

Basis of presentation

The Group’s audited consolidated financial statements at and for the year ended December 31, 2022 and comparative periods contained in this Annual Report have been prepared in accordance with US GAAP.

Use of estimates

The preparation of the Group’s consolidated financial statements requires management to make estimates that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amount of revenues and expenses during the reporting periods. Such estimates include, among others, the valuation of capital provision assets, which requires the use of Level 3 valuation inputs, and other financial instruments, the measurement of deferred tax balances (including valuation allowances) and the accounting for goodwill. Actual results could differ from those estimates, and such differences could be material.

Consolidation

The consolidated financial statements include the accounts of (i) the Company, (ii) its wholly owned or majority owned subsidiaries, (iii) the consolidated entities which are considered to be variable interest entities (“VIEs”) and for which the Company is considered the primary beneficiary and (iv) certain entities which are not considered VIEs but which the Company controls through a majority voting interest.

Burford Capital Annual Report 2022    93

Notes to the consolidated financial statements

continued

In connection with private funds and other related entities where the Group does not own 100% of the relevant entity, the Group makes judgments about whether it is required to consolidate such entities by applying the factors set forth in US GAAP for VIEs or voting interest entities under Accounting Standards Codification (“ASC”) 810—Consolidation.

VIEs are entities that, by design, either (i) lack sufficient equity to permit the entity to finance its activities without additional subordinated financial support from other parties, (ii) have equity investors that (A) do not have the ability to make significant decisions relating to the entity’s operations through voting rights, (B) do not have the obligation to absorb the expected losses or (C) do not have the right to receive the residual returns of the entity or (iii) have equity investors’ voting rights that are not proportional to the economics, and substantially all of the activities of the entity either involve or are conducted on behalf of an investor that has disproportionately few voting rights. An entity is deemed to be the primary beneficiary of the VIE if such entity has both (i) the power to direct the activities that most significantly impact the VIE’s economic performance and (ii) the right to receive benefits from the VIE or the obligation to absorb losses of the VIE that could be significant to the VIE.

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

The most significant judgments relate to the assessment of the Group’s exposure or rights to variable returns in Burford Opportunity Fund C LP (“BOF-C”), BCIM Strategic Value Master Fund, LP (the “Strategic Value Fund”), Burford Advantage Master Fund LP (the “Advantage Fund”) and Colorado Investments Limited (“Colorado”). The Group has assessed that its economic interest in the income generated from BOF-C and its investment as a limited partner in the Strategic Value Fund and the Advantage Fund, coupled with its power over the relevant activities as the fund manager, require the consolidation of BOF-C, the Strategic Value Fund and the Advantage Fund in the consolidated financial statements. Similarly, the Group has assessed that its shareholding in Colorado, coupled with its power over the relevant activities of Colorado through contractual agreements, requires the consolidation of Colorado in the consolidated financial statements.

The Group is deemed to have a controlling financial interest in VIEs in which it is the primary beneficiary and in other entities in which it owns more than 50% of the outstanding voting shares and other shareholders do not have substantive rights to participate in management. The assets of these consolidated VIEs are not available to the Company, and the creditors of these consolidated VIEs do not have recourse to the Company.

For entities the Group controls but does not wholly own, the Group generally records a non-controlling interest within shareholders’ equity for the portion of the entity’s equity attributed to the non-controlling ownership interests. Accordingly, third-party share of net income or losses relating to non-controlling interests in consolidated entities is treated as a reduction or increase, respectively, of net income in the consolidated statements of operations. With respect to Colorado, an entity the Group controls but does not wholly own, the Group records a financial liability within financial liabilities related to third-party interests in capital provision assets for the portion of the entity’s equity held by third parties. The third-party share of income or losses is included in gain/(loss) relating to third-party interests in capital provision assets in the consolidated statements of operations. All significant intercompany balances, transactions and unrealized gains and losses on such transactions are eliminated in consolidation.

Reclassifications

Certain reclassifications of the amounts for prior periods have been made to conform to the presentation for the current period.

94    Burford Capital Annual Report 2022

Notes to the consolidated financial statements

continued

Covid-19 pandemic and global economic market conditions

The Covid-19 pandemic and restrictions on certain non-essential businesses have caused disruption in the United States and global economies. Although an economic recovery is partially underway, it continues to be gradual, uneven and characterized by meaningful dispersion across sectors and regions. The estimates and assumptions underlying the consolidated financial statements at December 31, 2022, 2021 and 2020 and for the years ended December 31, 2022, 2021, 2020 and 2019 include judgments about the financial markets and economic conditions, which may change over time. Among estimates and assumptions, certain inputs to the valuation of our capital provision assets were impacted as a result of the Covid-19 pandemic, including expected timing and amount of cash flows in our cash flow forecasts and applicable discount rates.

As a result of the Russian Federation’s invasion of Ukraine in February 2022 (the “Ukraine War”), various nations, including the United States, have instituted economic sanctions and other responsive measures, which have resulted in an increased level of global economic and political uncertainty. At and for the year ended December 31, 2022, the effects of the Ukraine War, including international sanctions imposed on Russian businesses and individuals, have not had a material impact on the Group’s consolidated financial statements.

Cash and cash equivalents

The Group considers all highly liquid short-term investments with original maturities of three months or less when purchased to be cash equivalents. Cash and cash equivalents include funds held by depository institutions, money market funds and US Treasury securities with original maturities of three months or less when purchased. Interest income from cash and cash equivalents is recorded in marketable securities income in the consolidated statements of operations. The carrying values of the money market funds and US Treasury securities included in cash and cash equivalents were $1.0 million, $21.6 million and $5.3 million at December 31, 2022, 2021 and 2020, respectively, which represented their fair values due to their short-term nature and were categorized as Level 1 within the fair value hierarchy. Substantially all of the Group’s cash on deposit is in interest bearing accounts with major financial institutions that exceed insured limits.

Statement of cash flows

The core business purpose of the Group is the provision of capital and expertise, to clients or as a principal, in connection with (i) the underlying asset value of litigation claims and enforcement of settlements, judgments and awards, (ii) the amount paid to law firms as legal fees and (iii) the value of assets affected by litigation. These contractual arrangements are presented as capital provision assets on the consolidated statements of financial position and the returns on those assets form the principal source of revenue earned by the Group. The cash flows associated with capital provision assets are reported within cash flows from operating activities as the ongoing management of the capital provision assets is a key operating activity for the Group.

Bank interest income/(loss)

Bank interest income/(loss) is recognized on an accruals basis and included in marketable securities income/(loss) and bank interest.

Marketable securities

Marketable securities include US Treasury bills with original maturities longer than three months when purchased and corporate bonds, mutual funds and asset-backed securities. Marketable securities are recorded at fair value. Interest income on marketable securities is included in the overall change in fair value which is recognized in marketable securities income in the consolidated statements of operations.

Fair value of financial instruments

The Group’s capital provision assets meet the definition of a financial instrument under ASC 825—Financial Instruments. Single case, portfolio, portfolio with equity risk and legal risk management capital provision assets meet the definition of a derivative instrument under ASC 815—Derivatives and hedging and are accounted for at fair value.

The Group has elected the fair value option for the Group’s equity method investments, marketable securities, due from settlement of capital provision assets and capital provision asset subparticipations to provide a consistent fair value measurement approach for all capital provision related activity. Such election is irrevocable and is applied to financial instruments on an individual basis at initial recognition.

Burford Capital Annual Report 2022    95

Notes to the consolidated financial statements

continued

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

Fair value hierarchy

US GAAP establishes a hierarchical disclosure framework that prioritizes and ranks the level of market price observability used in measuring financial instruments at fair value. Market price observability is affected by a number of factors, including the type of financial instrument, the characteristics specific to the financial instrument and the state of the marketplace, including the existence and transparency of transactions between market participants. Financial instruments with readily available quoted prices in active markets generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.

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

Valuation methodology for Level 1 assets and liabilities

Level 1 assets and liabilities are comprised of listed instruments, including equities, fixed income securities, investment funds and financial liabilities at fair value through profit or loss. All Level 1 assets and liabilities are valued at the quoted market price at the reporting date.

Valuation methodology for Level 2 assets and liabilities

Level 2 assets and liabilities are comprised of debt and equity securities that are not actively traded and are valued at the last quoted or traded price at the reporting date, provided there is evidence that the price is not assessed as significantly stale so as to warrant a Level 3 classification and due from settlement of capital provision assets, as the settlement amount, which is the key input to determining fair value, is an observable input.

Valuation methodology for Level 3 assets and liabilities

Fair value represents the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date.

The methods and procedures to determine fair value of assets and liabilities may include, among others, (i) obtaining information provided by third parties when available, (ii) obtaining valuation-related information from the issuers or counterparties (or their advisors), (iii) performing comparisons of comparable or similar assets or liabilities, as applicable, (iv) calculating the present value of future cash flows, (v) assessing other analytical data and information relating to the asset or liability, as applicable, that is an indication of value, (vi) evaluating financial information provided by or otherwise available with respect to the counterparties or other relevant entities and (vii) entering into a market transaction with an arm’s-length counterparty.

96    Burford Capital Annual Report 2022

Notes to the consolidated financial statements

continued

The material estimates and assumptions used in the analyses of fair value include the status and risk profile of the underlying asset or liability and, as applicable, the timing and expected amount of cash flows based on the structure and agreement of the asset or liability, the appropriateness of any discount rates used and the timing of, and estimated minimum proceeds from, a favorable outcome. Discount rates and a discounted cash flow basis for estimating fair value are applied to assets and liabilities measured at fair value, as applicable, most notably the Group’s capital provision assets. Significant judgment and estimation go into the assumptions which underlie the analyses, and the actual values realized with respect to assets or liabilities, as applicable, could be materially different from values obtained based on the use of those estimates.

The Group updated its valuation policy for capital provision assets during the year ended December 31, 2022. Capital provision assets are fair valued using an income approach. The income approach estimates fair value based on the Group’s estimated, risk-adjusted future cash flows, using a discount rate to reflect the funding risk of deploying capital for funding capital provision assets. The income approach requires management to make a series of assumptions, such as discount rate, the timing and amount of both expected cash inflows and additional fundings and a risk-adjustment factor reflecting the uncertainty inherent in the cash flows primarily driven by litigation risk, which changes as a result of observable litigation events. These assumptions are considered Level 3 inputs.

A cash flow forecast is developed for each capital provision asset based on the anticipated capital commitments, damages or settlement estimates and the Group’s contractual entitlement. Capital provision assets are recorded at initial fair value, which is equivalent to the initial transaction price for a given capital provision asset, based on an assessment that it is an arm’s-length transaction between independent third parties and an orderly transaction between market participants. Using the cash flow forecast and a discount rate, an appropriate risk adjustment factor is calculated to be applied to the forecast cash inflows to calibrate the valuation model to the initial transaction price. Each reporting period, the cash flow forecast is updated based on the best available information on damages or settlement estimates and it is determined whether there has been an objective event in the underlying litigation process, which would change the litigation risk and thus the risk-adjustment factor associated with the capital provision asset. These objective events could include, among others:

▪	A significant positive ruling or other objective event prior to any trial court judgment
▪	A favorable trial court judgment
▪	A favorable judgment on the first appeal
▪	The exhaustion of as-of-right appeals
▪	In arbitration cases, where there are limited opportunities for appeal, issuance of a tribunal award
▪	An objective negative event at various stages in the litigation process

Each reporting period, the updated risk-adjusted cash flow forecast is then discounted at the then current discount rate to measure fair value. See note 15 (Fair value of assets and liabilities) for additional information.

In a small number of instances, the Group has the benefit of a secondary sale of a portion of an asset or liability. When this occurs, the market evidence is factored into the valuation process to maximize the use of relevant observable inputs. Secondary sales are evaluated for relevance, including whether such transactions are orderly, and weight is attributed to the market price accordingly, which may include calibrating the valuation model to observed market price.

Third-party interests in capital provision assets

Third-party interests in capital provision assets include the financial liability relating to the third-party interests in Colorado as well as financial liabilities relating to third-party interests resulting from capital provision asset subparticipations recognized at fair value. Colorado holds a single financial asset and does not have any other business activity. Accordingly, Colorado does not meet the definition of a business, and the third-party interest in the entity is accounted for as a collateralized borrowing rather than a non-controlling interest in shareholders’ equity.

Amounts included in the consolidated statements of financial position represent the fair value of the third-party interests in the related capital provision assets, and the amounts included in the consolidated statements of operations represent the third-party share of any gain or loss during the reporting period.

Burford Capital Annual Report 2022    97

Notes to the consolidated financial statements

continued

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

The primary components of non-controlling interests are separately presented in the consolidated statements of changes in equity to clearly distinguish the interest in the Group and other ownership interests in the consolidated entities. Net income/(loss) includes the net income/(loss) attributable to the holders of non-controlling interests in the consolidated statements of comprehensive income. Profits and losses are allocated to non-controlling interests in proportion to their relative ownership interests regardless of their basis. Non-controlling interests exclude the third-party interests in Colorado as it represents a consolidated entity that holds a single financial asset and does not have any other business activity.

Asset management income

Asset management income is derived from the governing agreements in place with the Group’s private funds. The rate or amount at which fees are charged, the basis on which such fees are calculated and the timing of payment vary across funds and, as to a particular fund, may also vary across investment options available to underlying investors in, or members of, the fund. Management fees are generally based on an agreed percentage of a fund’s commitments and amounts committed or deployed depending on the fund agreements. Management fees are recognized over time as the services are provided. Performance fees are earned when contractually agreed performance levels are exceeded within specified performance measurement periods. Performance fees are recognized when a reliable estimate of the performance fee can be made and it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur.

Insurance activities

The Group (i) acts as an administrator in the sale of legal expenses insurance policies issued in the name of Great Lakes Reinsurance (UK) plc, a subsidiary of MunichRe, under a binding authority agreement, and (ii) underwrites legal expenses insurance policies through its wholly owned Guernsey insurer, Burford Worldwide Insurance Limited.

Insurance administration

Income earned from acting as an insurance administrator represents commissions receivable, which are calculated based on the premium earned, net of reinsurance and insurance premium tax, less an allowance for claims, sales commissions, fees and the other direct insurance related costs, such as a levy under the Financial Services Compensation Scheme. The payment of premiums is often contingent on a case being won or settled, and the Group recognizes the associated income only at this point, while a deduction is made for claims estimated to be paid on all of the insurance policies in force. This income is separately identified as “Insurance administrator commissions” in note 9 (Liabilities and income from insurance contracts).

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

Premiums written relate to insurance business incepted during the reporting period. Full account is taken of premiums receivable and reinsurance premiums payable during the reporting period. Unearned premiums represent the proportion of premiums that relate to unexpired terms of policies in force at the reporting date, calculated on a time apportionment basis.

Provision is made for all outstanding loss reserves as notified by the insured. The level of the provision is determined on the basis of the information available, including potential loss claims which have been intimated to the Group, experience of the development of similar claims and case law. While the Group considers that the provision for these claims is fairly stated on the basis of the available information, the ultimate liability may vary as a result of subsequent

98    Burford Capital Annual Report 2022

Notes to the consolidated financial statements

continued

information and events and may result in adjustments to the amounts provided. Adjustments to the amounts provided are reflected in the consolidated financial statements for the reporting period in which the adjustments are made.

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

Each lease payment is allocated between the liability and finance cost. The finance cost is charged to the consolidated statements of operations over the period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The right-of-use asset is depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis. The right-of-use asset and associated lease liability are derecognized on the termination of a lease agreement.

The Group has elected to not recognize leases with an original term of one year or less in the consolidated statements of financial position. The Group typically only includes an initial lease term in its assessment of a lease arrangement, whereas options to renew a lease are not included in this assessment unless there is a reasonable certainty that the lease will be renewed.

In the statement of financial position, right-of-use assets are included within other assets, and lease liabilities are included in other liabilities.

Ordinary shares held in the Burford Capital Employee Benefit Trust

The Company’s ordinary shares held by the Burford Capital Employee Benefit Trust are held for the purposes of employee equity-based compensation schemes. Such ordinary shares are deducted from shareholders’ equity. No gain or loss is recognized on the purchase, sale, cancellation or issue of such ordinary shares and any consideration paid or received is recognized directly in shareholders’ equity.

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

Burford Capital Annual Report 2022    99

Notes to the consolidated financial statements

continued

shares (which are either purchased on the open market or newly issued) are released to employees net of applicable income tax withholding.

Legacy asset recovery incentive compensation including accruals and long-term incentive compensation including accruals

Incentive compensation expenses and incentive compensation payables primarily consist of a portion of gains on capital provision assets or performance fees earned from certain of the Group’s private funds that are allocated to employees. Incentive compensation amounts are not paid until the related gains on capital provision assets or performance fees have been realized in cash by the Group. Incentive compensation amounts are recognized as the related fair value gains or losses on capital provision assets or performance fees are recognized. Accordingly, incentive compensation amounts can be reversed during periods when there is a decline in fair value or performance revenues that were previously recognized.

Business combinations

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, which is measured at fair value on the acquisition date. Acquisition-related costs are expensed as incurred and included in the consolidated statements of operations. When the Group acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions at the acquisition date.

Any contingent consideration to be transferred by the acquirer will be recognized at fair value at the acquisition date. Subsequent changes in the fair value of contingent consideration classified as an asset or liability are reflected in the consolidated statements of operations. Contingent consideration classified as equity is not remeasured, and its subsequent settlement is accounted for within equity.

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

Intangible assets

Intangible assets arise as a result of a business combination and are recognized at fair value on the acquisition date. The Group had one intangible asset, which represented an assessment of the value of the acquiree’s future asset management income and was fully amortized at December 31, 2020. See note 14 (Goodwill and intangible assets) to the Group’s consolidated financial statements for additional information with respect to the Group’s intangible asset. The intangible asset was amortized in the consolidated statements of operations on a straight-line basis over the period revenue was expected to be earned.

Foreign currency translation

Functional and presentation currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which such entity operates (the “functional currency”). The functional currency of the Company, as determined in accordance with US GAAP, is the US dollar, because this is the currency that best reflects the economic substance of the underlying events and circumstances of the Company. The consolidated financial statements are presented in US dollar (the “presentation currency”).

Certain subsidiaries operate and prepare financial statements denominated in pound sterling and Euro. For the purposes of preparing consolidated financial statements, those subsidiaries’ assets and liabilities are translated at exchange rates prevailing at each applicable reporting date. Income and expense items are translated at average exchange rates for the reporting period. Non-monetary items are measured using the exchange rate at the date of the initial transaction.

100    Burford Capital Annual Report 2022

Notes to the consolidated financial statements

continued

Any exchange rate-related differences are recognized in other comprehensive income/(loss).

Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rate prevailing at the transaction date. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies, including intragroup balances, are recognized in the consolidated statements of operations as part of the income or loss for the period. See note 6 (Capital provision assets) to the Group’s consolidated financial statements for additional information with respect to the treatment of capital provision assets.

Since April 2016, certain intragroup balances have been considered as part of a net investment in a foreign operation. Gains and losses on such balances are recognized in other comprehensive income, with a loss of $0.4 million for the year ended December 31, 2022 and gains of $0.4 million, $1.1 million and $1.1 million recognized for the years ended December 31, 2021, 2020 and 2019, respectively.

Expenses

All expenses are accounted for on an accruals basis.

Finance costs

Finance costs represent interest and issuance expenses of outstanding indebtedness calculated using the effective interest rate method recognized in the consolidated statements of operations.

Gain/(loss) on debt extinguishment

Gain/(loss) on debt extinguishment represents a gain or loss arising from the difference between the amortized cost, and cost of extinguishing the debt on the extinguishment date and is recognized in the consolidated statements of operations.

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

Interest and penalties related to income tax matters are recorded in other expenses in the consolidated statements of operations. Accrued interest and penalties are included within the related tax balances in the consolidated statements of financial position.

Burford Capital Annual Report 2022    101

Notes to the consolidated financial statements

continued

Dividends

Dividends paid during the period are recorded as a reduction to retained earnings in the consolidated statements of changes in equity.

Property and equipment

Property and equipment are recorded at cost less accumulated depreciation and provision for impairment and are included in other assets in the consolidated statements of financial position. Depreciation is provided to write off the cost less estimated residual value in equal instalments over the estimated useful lives of the assets.

The table below sets forth the expected useful lives of the Group’s various assets.

Property and equipment	Useful life
Leasehold improvements	Life of lease
Fixtures, fittings and equipment	5 years
Computer hardware and software	3 years

The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the net sales proceeds and the carrying amount of the asset and is recognized in income in the consolidated statements of operations.

Prepayments and other payables

Prepayments and other payables are recognized at nominal value and are non-interest-bearing and are recorded in other assets and other liabilities, as applicable, in the consolidated statement of financial position.

Shareholders’ equity

Ordinary shares are classified as equity in shareholders’ equity. Contingent shares are classified as equity in shareholders’ equity, where contingent shares will be issued and converted to ordinary shares only after the specified conditions have been satisfied. Additional paid-in capital includes the obligation for the issuance of ordinary shares to the Group’s employees under the LTIP. Incremental costs directly attributable to the issuance of new ordinary shares are deducted from equity in shareholders’ equity.

Net income per ordinary share

The Group presents basic and diluted net income or loss per ordinary share. Basic net income or loss per ordinary share excludes potential dilution and is computed by dividing net income attributable to ordinary shares by the weighted average number of ordinary shares outstanding during the period. Diluted income or loss per ordinary share reflects the potential dilution that could occur if ordinary shares were issued pursuant to the Group’s share-based compensation awards. The potential dilution from awards of ordinary shares is computed using the treasury stock method based on the average market value of ordinary shares during the period.

Recently issued or adopted accounting pronouncements

There have been no recently issued or adopted accounting pronouncements that had or are expected to have a material impact on the consolidated financial statements.

3. Supplemental cash flow data

The tables below set forth supplemental information with respect to the cash inflows and outflows for capital provision-direct and capital provision-indirect assets for the years ended December 31, 2022, 2021, 2020 and 2019.

	For the year ended December 31, 2022
	Capital provision-	Capital provision-
($ in thousands)	direct assets	indirect assets	Total
Proceeds from capital provision assets	349,062	38,724	387,786
Funding of capital provision assets	(605,402)	(121,896)	(727,298)

102    Burford Capital Annual Report 2022

Notes to the consolidated financial statements

continued

	For the year ended December 31, 2021
	Capital provision-	Capital provision-
($ in thousands)	direct assets	indirect assets	Total
Proceeds from capital provision assets	338,098	58,317	396,415
Decrease in payable for capital provision assets	(256)	-	(256)
Funding of capital provision assets	(672,931)	-	(672,931)

	For the year ended December 31, 2020
	Capital provision-	Capital provision-
($ in thousands)	direct assets	indirect assets	Total
Proceeds from capital provision assets	354,884	203,029	557,913
Increase in payable for capital provision assets	220	-	220
Funding of capital provision assets	(297,143)	-	(297,143)

	For the year ended December 31, 2019
	Capital provision-	Capital provision-
($ in thousands)	direct assets	indirect assets	Total
Proceeds from capital provision assets	108,521	284,085	392,606
Increase in payable for capital provision assets	36	-	36
Funding of capital provision assets	(347,630)	(224,156)	(571,786)

Capital provision-direct assets represent those assets in which the Group has provided financing directly to a client or to fund a principal position in a legal finance asset. BOF-C is included in capital provision-direct assets because the Group does not invest any capital in BOF-C.

Capital provision-indirect assets represent those assets in which the Group’s capital is provided through a private fund as a limited partner contribution. At December 31, 2022, the Group had increased deployments in capital provision-indirect assets through the Advantage Fund, which closed during the year ended December 31, 2022, whereas capital provision-indirect assets consisted entirely of assets held through the Strategic Value Fund at December 31, 2021.

4. Income taxes

The Company qualifies for exemption from income tax in Guernsey under the Income Tax (Exempt Bodies) (Guernsey) Ordinance, 1989, as amended. This exemption has to be applied for annually and has been applied for, and granted, with respect to the year ended December 31, 2022.

The Company’s operating subsidiaries in Australia, Ireland, Singapore, the United Kingdom and the United States are subject to taxation in such jurisdictions as determined in accordance with relevant tax legislation. In certain cases, an operating subsidiary of the Company may elect a transaction structure that could be subject to income tax in a country related to the transaction creating the capital provision asset.

The table below sets forth the domestic and foreign income/(loss) before income taxes for the years ended December 31, 2022, 2021, 2020 and 2019.

	For the year ended December 31,
($ in thousands)	2022	2021	2020	2019
		(as restated)
Domestic	10,735	(1,398)	10,631	68,390
Foreign	98,282	4,187	169,846	291,224
Income/(loss) before income taxes	109,017	2,789	180,477	359,614

Burford Capital Annual Report 2022    103

Notes to the consolidated financial statements

continued

The table below sets forth the components of the tax charge based on the domestic statutory rate to the (benefit from)/provision for income taxes for the years ended December 31, 2022, 2021, 2020 and 2019.

	For the year ended December 31,
($ in thousands)	2022	2021	2020	2019
		(as restated)
Statutory rate	-	-	-	-
Foreign rate differential	10,916	3,406	27,918	14,885
Compensation	5,245	5,554	1,451	-
Valuation allowance	(3,918)	14,874	(7,801)	12,988
Withholding tax	1,082	49	238	534
Non-deductible taxes	(802)	-	415	78
Prior period adjustments	129	1,763	(670)	2,334
Impairment	-	(39)	955	693
Non-taxable income	-	(15,541)	-	-
Other, net	(1,094)	(339)	996	403
Provision for/(benefit from) income taxes	11,558	9,727	23,502	31,915

The table below sets forth an analysis for the foreign tax differential for the years ended December 31, 2022, 2021, 2020 and 2019.

	For the year ended, December 31,
($ in thousands)	2022	2021	2020	2019
		(as restated)
US subsidiaries at statutory tax rate	12,428	(10,961)	32,435	12,609
Singapore subsidiaries at statutory tax rate	(586)	140	8	(335)
Irish subsidiaries at statutory tax rate	(11)	584	(1,106)	4,426
UK subsidiaries at statutory tax rate	(942)	13,632	(3,419)	(1,815)
Other	27	11	-	-
Total	10,916	3,406	27,918	14,885

The table below sets forth the components of the (benefit from)/provision for income taxes for the years ended December 31, 2022, 2021, 2020 and 2019.

x
	For the year ended December 31,
(S in thousands)	2022	2021	2020	2019
		(as restated)
Current:
Domestic (Guernsey)	-	-	-	-
Foreign - US federal and state	3,844	(984)	2,151	(83)
Foreign - other and withholding	(1,642)	(902)	284	4,095
Total current provision for/(benefit from) income taxes	2,202	(1,886)	2,435	4,012

Deferred:
Domestic (Guernsey)	-	-	-	-
Foreign - US federal and state	6,728	9,989	21,234	26,137
Foreign - other	2,628	1,624	(167)	1,766
Total deferred provision for/(benefit from) income taxes	9,356	11,613	21,067	27,903

Total provision for/(benefit from) income taxes	11,558	9,727	23,502	31,915

104    Burford Capital Annual Report 2022

Notes to the consolidated financial statements

continued

The table below sets forth the tax effect of temporary differences and carryforwards that comprise significant portions of gross deferred tax assets and liabilities at December 31, 2022, 2021 and 2020.

	At December 31,
($ in thousands)	2022	2021	2020
		(as restated)
Deferred tax assets:
Compensation and benefit accruals	10,087	8,505	6,954
Net operating loss carryforwards	219	3,177	1,164
Non-deductible and excess interest	28,114	17,237	4,605
Unrealized loss	-	6,530	1,469
Acquisition costs	463	515	567
Capital lease	153	164	836
Other	928	1,003	948
Total deferred tax assets(1)	39,964	37,131	16,543

Deferred tax liabilities:
Compensation and benefit accruals	-	40	-
Depreciation and amortization	(257)	(405)	(541)
Goodwill	(10,413)	(7,952)	(5,493)
Unrealized gain	(57,319)	(46,901)	(30,959)
Total deferred tax liabilities(1)	(67,989)	(55,218)	(36,993)
Net deferred tax position	(28,025)	(18,087)	(20,450)
Valuation allowance	(16,864)	(20,620)	(7,190)
Net deferred tax liabilities	(44,889)	(38,707)	(27,640)
1.	Total deferred tax assets and total deferred tax liabilities in this table are shown on a gross basis. Deferred tax asset and deferred tax liability as shown on the balance sheet are offset within each tax jurisdiction, to the extent that they relate to the same taxable entity.

The table below sets forth the net operating loss carryforwards at December 31, 2022, 2021 and 2020. US net operating loss carryforwards reported in the Group’s consolidated financial statements reflect the US federal statutory rate and an estimated blended state rate, and the effective state rate in a particular year may differ from the blended state rate.

	At December 31,
($ in thousands)	2022	2021	2020
US federal(1)	-	20,906	-
US state(2)	22,624	30,526	29,801
Foreign(1)	17,018	8,342	-
1.	US federal and foreign net operating losses have indefinite carryforward periods.
2.	US state operating losses will expire on various dates from 2038 through 2042.

The valuation allowances primarily related to foreign net operating loss carryforwards, interest expense and other deferred tax assets. The Company has performed an assessment of positive and negative evidence, including the nature, frequency and severity of cumulative financial reporting losses in recent years, the future reversal of existing temporary differences, predictability of future taxable income exclusive of reversing temporary differences of the character necessary to realize the tax assets, relevant carryforward periods, taxable income in carryback periods if carryback is permitted under tax law and prudent and feasible tax planning strategies that would be implemented, if necessary, to protect against the loss of the deferred tax assets that would otherwise expire. Although realization is not assured, based on the Company’s assessment, the Company has concluded that it is more likely than not that the remaining gross deferred tax assets will be realized and, as such, no additional valuation allowance has been provided.

5. Segments

Management considers that there are two reportable segments, which reflects how the chief operating decision maker allocates resources and assesses performance: (i) capital provision, which comprises provision of capital to the legal industry or in connection with legal matters, both directly and through investment in the Group’s private funds; and (ii) asset management and other services, which includes the provision of services to the legal industry, including litigation insurance. Management considers income/(loss) before income taxes as the measure of segment profitability.

The other corporate segment includes certain operating and non-operating activities that are not used internally to measure and evaluate the performance of the reportable segments.

Burford Capital Annual Report 2022    105

Notes to the consolidated financial statements

continued

The tables below set forth certain information with respect to the Group’s reportable business segments for the years ended December 31, 2022, 2021, 2020 and 2019.

	For the year ended December 31, 2022
					Reconciliation
		Asset		Total	Adjustment for
	Capital	management and	Other	segments	third-party	Total
($ in thousands)	provision	other services	corporate	(Burford-only)	interests(1)	consolidated
Capital provision income	202,878	-	-	202,878	116,230	319,108
Asset management fees	-	56,080	-	56,080	(46,964)	9,116
Insurance loss	-	(1,443)	-	(1,443)	-	(1,443)
Services income	-	684	-	684	-	684
Marketable securities (loss) and bank interest	-	-	(7,594)	(7,594)	(150)	(7,744)
Gain relating to third-party interests in capital provision assets	-	-	-	-	(494)	(494)
Total revenues*	202,878	55,321	(7,594)	250,605	68,622	319,227

Operating expenses	72,508	27,965	22,223	122,696	1,576	124,272

Other expenses
Finance costs	71,792	1,780	3,817	77,389	-	77,389
Loss on debt extinguishment	812	20	43	875	-	875
Foreign currency transactions losses	-	-	7,581	7,581	93	7,674
Total other expenses	72,604	1,800	11,441	85,845	93	85,938

Income/(loss) before income taxes	57,766	25,556	(41,258)	42,064	66,953	109,017
*Includes the following revenue from contracts with customers for services transferred over time	-	55,321	-	55,321	(46,964)	8,357
(1)
1.

Adjusted for third-party interests in non-wholly owned consolidated entities, which included BOF-C, the Strategic Value Fund, the Advantage Fund, Colorado and several other entities in which Burford holds investments and there is a third-party partner in, or owner of, those entities.

	(as restated)
	For the year ended December 31, 2021
					Reconciliation
		Asset		Total	Adjustment for
	Capital	management and	Other	segments	third-party	Total
($ in thousands)	provision	other services	corporate	(Burford-only)	interests(1)	consolidated
Capital provision income	156,043	-	-	156,043	38,511	194,554
Asset management fees	-	28,745	-	28,745	(14,349)	14,396
Insurance income	-	5,143	-	5,143	-	5,143
Services income	-	1,177	-	1,177	-	1,177
Marketable securities income and bank interest	-	-	774	774	1,091	1,865
Gain relating to third-party interests in capital provision assets	-	-	-	-	195	195
Total revenues*	156,043	35,065	774	191,882	25,448	217,330

Operating expenses	90,343	33,280	21,488	145,111	3,635	148,746

Other expenses
Finance costs	52,537	1,360	4,750	58,647	-	58,647
Loss on debt extinguishment	1,477	38	134	1,649	-	1,649
Foreign currency transactions losses	17	-	5,482	5,499	-	5,499
Total other expenses	54,031	1,398	10,366	65,795	-	65,795

Income/(loss) before income taxes	11,669	387	(31,080)	(19,024)	21,813	2,789
*Includes the following revenue from contracts with customers for services transferred over time	-	35,065	-	35,065	(14,349)	20,716
1.
1.

Adjusted for third-party interests in non-wholly owned consolidated entities, which included BOF-C, the Strategic Value Fund, Colorado and several other entities in which Burford holds investments and there is a third-party partner in, or owner of, those entities.

106    Burford Capital Annual Report 2022

Notes to the consolidated financial statements

continued

	(as restated)
	For the year ended December 31, 2020
					Reconciliation
		Asset		Total	Adjustment for
	Capital	management and	Other	segments	third-party	Total
($ in thousands)	provision	other services	corporate	(Burford-only)	interests(1)	consolidated
Capital provision income	278,691	-	-	278,691	36,257	314,948
Asset management fees	-	29,044	-	29,044	(13,938)	15,106
Insurance income	-	1,781	-	1,781	-	1,781
Services income	-	804	-	804	-	804
Marketable securities income and bank interest	-	-	315	315	65	380
Gain relating to third-party interests in capital provision assets	-	-	-	-	(5,157)	(5,157)
Total revenues*	278,691	31,629	315	310,635	17,227	327,862

Operating expenses	53,642	24,254	37,228	115,124	3,959	119,083

Other expenses
Finance costs	36,316	-	2,732	39,048	-	39,048
Foreign currency transactions gains	-	-	(10,314)	(10,314)	(432)	(10,746)
Total other expenses	36,316	-	(7,582)	28,734	(432)	28,302

Income/(loss) before income taxes	188,733	7,375	(29,331)	166,777	13,700	180,477
*Includes the following revenue from contracts with customers for services transferred over time	-	31,629	-	31,629	(13,938)	17,691

1.

Adjusted for third-party interests in non-wholly owned consolidated entities, which included BOF-C, the Strategic Value Fund, Colorado and several other entities in which Burford holds investments and there is a third-party partner in, or owner of, those entities.

	(as restated)
	For the year ended December 31, 2019
					Reconciliation
		Asset		Total	Adjustment for
	Capital	management and	Other	segments	third-party	Total
($ in thousands)	provision	other services	corporate	(Burford-only)	interests(1)	consolidated
Capital provision income	458,813	-	-	458,813	120,979	579,792
Asset management fees	-	27,596	-	27,596	(12,436)	15,160
Insurance income	-	3,545	-	3,545	-	3,545
Services income	-	2,133	-	2,133	-	2,133
Marketable securities income and bank interest	-	-	6,070	6,070	606	6,676
Gain relating to third-party interests in capital provision assets	-	-	-	-	(72,836)	(72,836)
Total revenues*	458,813	33,274	6,070	498,157	36,313	534,470

Operating expenses	77,626	23,704	27,635	128,965	9,100	138,065

Other expenses
Finance costs	36,423	-	2,324	38,747	-	38,747
Foreign currency transactions gains	-	-	(2,016)	(2,016)	60	(1,956)
Total other expenses	36,423	-	308	36,731	60	36,791

Income/(loss) before income taxes	344,764	9,570	(21,873)	332,461	27,153	359,614
*Includes the following revenue from contracts with customers for services transferred over time	-	33,274	-	33,274	(12,436)	20,838
1.

Adjusted for third-party interests in non-wholly owned consolidated entities, which included BOF-C, the Strategic Value Fund, Colorado and several other entities in which Burford holds investments and there is a third-party partner in, or owner of, those entities.

Burford Capital Annual Report 2022    107

Notes to the consolidated financial statements

continued

The tables below set forth the Group’s total assets by reporting segment at December 31, 2022, 2021 and 2020.

					Reconciliation
		Asset		Total	Adjustment for
	Capital	management and	Other	segments	third-party	Total
($ in thousands)	provision	other services	corporate	(Burford-only)	interests(1)	consolidated
Total assets at December 31, 2022	2,970,841	97,863	149,722	3,218,426	1,069,933	4,288,359
Total assets at December 31, 2021 (as restated)	2,610,123	72,177	221,663	2,903,963	837,541	3,741,504
Total assets at December 31, 2020 (as restated)	2,354,516	54,966	167,167	2,576,649	690,936	3,267,585
1.	Adjusted for third-party interests in non-wholly owned consolidated entities, which included BOF-C, the Strategic Value Fund, the Advantage Fund, Colorado and several other entities in which Burford holds investments and there is a third-party partner in, or owner of, those entities.

6. Capital provision assets

Capital provision assets are financial instruments that relate to the provision of capital in connection with legal finance. Capital provision-direct assets represent those assets in which the Group has provided financing directly to a client or to fund a principal position in a legal finance asset. BOF-C is included in capital provision-direct assets because the Group does not invest any capital in BOF-C. Capital provision-indirect assets represent those assets in which the Group’s capital is provided through a private fund as a limited partner contribution. At December 31, 2022, the Group had increased deployments in capital provision-indirect assets through the Advantage Fund, which closed during the year ended December 31, 2022, whereas capital provision-indirect assets consisted entirely of assets held through the Strategic Value Fund at December 31, 2021.

During the year ended December 31, 2022, the Company updated its valuation policy for capital provision assets. See note 15 (Fair value of assets and liabilities) for a detailed description of the valuation policy and note 2 (Summary of significant accounting policies) for a discussion of restatement.

The table below sets forth the changes in capital provision assets at the beginning and end of the relevant reporting periods.

	For the year ended December 31,
($ in thousands)	2022	2021	2020
		(as restated)
At beginning of period (as restated)	3,117,263	2,714,314	2,623,331
Deployments	727,298	673,965	297,143
Realizations	(426,734)	(455,148)	(540,294)
Income for the period	330,811	199,411	319,015
Foreign exchange (losses)	(13,082)	(15,279)	15,119
At end of period	3,735,556	3,117,263	2,714,314

Capital provision-direct assets	3,620,687	3,104,408	2,629,148
Capital provision-indirect assets	114,869	12,855	85,166
Total capital provision assets	3,735,556	3,117,263	2,714,314

Unrealized fair value at end of period	1,689,407	1,523,178	1,478,885

108    Burford Capital Annual Report 2022

Notes to the consolidated financial statements

continued

The table below sets forth the components of the capital provision income for the years ended December 31, 2022, 2021, 2020 and 2019.

	For the year ended December 31,
($ in thousands)	2022	2021	2020	2019
		(as restated)
Realized gains/(losses) relative to cost	161,707	153,607	208,157	146,922
Fair value adjustment during the period, net of previously recognized unrealized gains transferred to realized gains	169,104	45,804	108,461	436,325
Interest income on certain capital provision-indirect assets	-	-	2,397	15,006
Income on capital provision assets	330,811	199,411	319,015	598,253
Interest and other income	2,651	160	199	(1,213)
Impairment of other asset	-	(500)	-	(1,000)
Foreign exchange gains/(losses)	(6,357)	(4,517)	535	609
Unrealized loss on due from settlement capital provision assets	(11,330)	-	-	-
Gain/(loss) on financial liabilities at fair value through profit or loss	3,333	-	(4,779)	(20,872)
Gain/(loss) on equity securities	-	-	(22)	1,169
Net gain on derivative financial instruments	-	-	-	2,846
Total capital provision income as reported on the consolidated statements of operations	319,108	194,554	314,948	579,792

Exchange differences arising from non-US dollar-denominated capital provision assets held by US dollar functional currency entities are recognized in capital provision income in the consolidated statements of operations. All other foreign exchange translation differences arising from capital provision assets held by non-US dollar functional currency entities are recognized in other comprehensive income in the consolidated statements of comprehensive income.

On a consolidated basis, the capital provision-indirect assets represent equity securities and related claims in the Strategic Value Fund and litigation finance assets in the Advantage Fund.

7. Due from settlement of capital provision assets

Amounts due from settlement of assets relate to the realization of capital provision assets that have successfully concluded and where there is no longer any litigation risk remaining. The settlement terms and timing of realizations vary by capital provision asset. The majority of settlement balances are received shortly after the period end in which the capital provision assets have concluded, and all settlement balances are generally expected to be received within 12 months after the capital provision assets have concluded.

The table below sets forth the changes in due from settlement of capital provision assets and the breakdown between current and non-current due from settlement of capital provision assets at the beginning and end of the relevant reporting periods.

	For the year ended December 31,
($ in thousands)	2022	2021	2020
At beginning of period	86,311	30,708	48,128
Transfer of realizations from capital provision assets	426,734	455,148	540,294
Interest and other income	2,651	160	199
Proceeds from capital provision assets	(387,786)	(396,415)	(557,913)
Assets received in-kind	-	(3,290)	-
Unrealized loss	(11,330)	-	-
Foreign exchange gains/(losses)	2	-	-
At end of period	116,582	86,311	30,708

Current assets	112,832	82,561	26,958
Non-current assets	3,750	3,750	3,750
Total due from settlement of capital provision assets	116,582	86,311	30,708

8. Asset management income

The Group receives regular management fees from its private funds, calculated as a percentage of capital committed by the private fund investors or as a percentage of capital committed by the fund, depending on the status of the fund. In addition, the Group receives performance fees from its private funds. The Group’s private funds (other than BOF-C, the Strategic Value Fund and the Advantage Fund) use a so-called “European” structure for the payment of performance fees, whereby the manager is not paid any performance fees until private fund investors have had their

Burford Capital Annual Report 2022    109

Notes to the consolidated financial statements

continued

entire capital investment repaid. This contrasts with a so-called “American” structure for the payment of performance fees, whereby the performance fees are paid on profitable resolutions as they occur. The impact of the “European” structure is to delay the receipt of the performance fees. As a result, while many fund assets have already successfully and profitably concluded, few of the related performance fees have been paid to the Group. Performance fees are recognized when a reliable estimate of the performance fee can be made, and it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur.

The table below sets forth the components of the asset management income for the years ended December 31, 2022, 2021, 2020 and 2019.

	For the year ended December 31,
($ in thousands)	2022	2021	2020	2019
Management fee income	7,321	8,667	8,706	15,160
Performance fee income	1,795	5,729	6,400	-
Total asset management income	9,116	14,396	15,106	15,160

9. Liabilities and income from insurance contracts

The tables below set forth the balances related to the Group’s insurance activity at December 31, 2022, 2021 and 2020.

	At December 31, 2022
($ in thousands)	Gross	Reinsurance	Net
Unearned premiums	9,158	(7,320)	1,838
Claims incurred but not reported reserves	11,330	(9,068)	2,262
Total	20,488	(16,388)	4,100

	At December 31, 2021
($ in thousands)	Gross	Reinsurance	Net
Unearned premiums	10,138	(8,315)	1,823
Claims incurred but not reported reserves	4,292	(3,410)	882
Total	14,430	(11,725)	2,705

	At December 31, 2020
($ in thousands)	Gross	Reinsurance	Net
Unearned premiums	10,903	(8,723)	2,180
Claims incurred but not reported reserves	1,693	(1,354)	339
Total	12,596	(10,077)	2,519

The table below sets forth the components of total insurance (loss)/income for the years ended December 31, 2022, 2021, 2020 and 2019.

	For the year ended December 31,
($ in thousands)	2022	2021	2020	2019
Gross premiums written	4,404	2,384	7,203	4,707
Gross ceded reinsurance premiums	(5,443)	(1,874)	(5,762)	(3,766)
Change in net unearned premiums	(193)	337	(1,195)	(862)
Net premiums earned	(1,232)	847	246	79
Change in insurance claims reserves	(1,834)	(558)	(241)	(79)
Net (loss)/income on insurance contracts	(3,066)	289	5	-
Insurance underwriting commissions	815	381	172	56
Insurance administrator commissions	808	4,473	1,604	3,489
Total insurance (loss)/income	(1,443)	5,143	1,781	3,545

There was one claim with an adverse outcome reported during the year ended December 31, 2022, whereas there were no claims reported during the years ended December 31, 2021, 2020 and 2019. There was no outstanding loss reserve relating to reported claims at December 31, 2022, 2021 and 2020.

110    Burford Capital Annual Report 2022

Notes to the consolidated financial statements

continued

10. Marketable securities

The table below sets forth the changes in marketable securities at the beginning and end of the relevant reporting periods.

	For the year ended December 31,
($ in thousands)	2022	2021	2020
At beginning of period	175,336	16,594	69,362
Purchases	61,609	569,885	3,172
Proceeds on disposal	(89,475)	(409,525)	(54,923)
Net realized gains/(losses) on disposal	(1,647)	(3,760)	(1,898)
Fair value movement	(9,682)	1,919	795
Change in accrued interest	593	274	(3)
Foreign exchange losses	(376)	(51)	89
At end of period	136,358	175,336	16,594

The table below sets forth the components of the total marketable securities income and bank interest for the years ended December 31, 2022, 2021, 2020 and 2019.

	For the year ended December 31,
($ in thousands)	2022	2021	2020	2019
Net realized gains/(losses) on disposal	(1,647)	(3,760)	(1,898)	65
Changes in fair value	(9,682)	1,919	795	(211)
Interest and dividend income	2,812	2,615	1,096	1,987
Bank interest income	773	1,091	387	4,835
Total marketable securities income and bank interest	(7,744)	1,865	380	6,676

11. Other assets

The table below sets forth the components of total other assets at December 31, 2022, 2021 and 2020.

	At December 31,
($ in thousands)	2022	2021	2020
Reinsurance assets	16,388	11,725	10,077
Right-of-use assets	12,716	10,948	12,386
Property and equipment	1,313	2,121	2,839
Prepayments	199	1,192	1,954
Tax receivables	-	2,161	10,100
Other receivables	21,240	20,095	12,240
Total other assets	51,856	48,242	49,596

12. Other liabilities

The table below sets forth the components of total other liabilities at December 31, 2022, 2021 and 2020.

	At December 31,
($ in thousands)	2022	2021	2020
		(as restated)
Long-term incentive compensation including accruals	61,769	48,707	42,729
General expenses payable	44,714	42,474	42,810
Insurance liabilities	20,488	14,430	12,596
Lease liabilities	14,174	11,896	13,520
Legacy asset recovery incentive compensation including accruals	9,643	12,615	-
Audit fees payable	2,324	3,372	2,333
Tax payable	2,561	-	-
Payable for capital provision assets	-	-	256
Total other liabilities	155,673	133,494	114,244

Burford Capital Annual Report 2022    111

Notes to the consolidated financial statements

continued

13. Debt

The table below sets forth certain information with respect to the Group’s debt securities outstanding at December 31, 2022, 2021 and 2020. Debt securities denominated in pound sterling have been converted to US dollar using GBP/USD exchange rates of $1.2039, $1.3477 and S1.3649 at December 31, 2022, 2021 and 2020, respectively.

Carrying value (at amortized cost) at
	USD	Outstanding at	Outstanding at
	equivalent	December 31,	December 31,
	face value	2022 (in local	2022	December 31,	December 31,	December 31,
($ in thousands)	at issuance	currency)	(in USD)	2022	2021	2020
Burford Capital PLC
6.500% Bonds due 2022	$ 143,176	£-	$ -	$ -	$ 83,396	$ 117,082
6.125% Bonds due 2024	$ 144,020	£100,000	$ 120,390	$ 119,993	$ 134,092	$ 135,561
5.000% Bonds due 2026	$ 225,803	£175,000	$ 210,683	$ 209,466	$ 234,153	$ 236,794

Burford Capital Finance LLC
6.125% Bonds due 2025	$ 180,000	$ 180,000	$ 180,000	$ 179,080	$ 178,728	$ 178,377

Burford Capital Global Finance LLC
6.250% Senior Notes due 2028	$ 400,000	$ 400,000	$ 400,000	$ 393,430	$ 392,188	$ -
6.875% Senior Notes due 2030	$ 360,000	$ 360,000	$ 360,000	$ 350,301	$ -	$ -
Total debt				$ 1,252,270	$ 1,022,557	$ 667,814

Fair value(1) at
	December 31,	December 31,	December 31,
	2022	2021	2020
Burford Capital PLC
6.500% Bonds due 2022	$ -	$ 85,560	$ 117,587
6.125% Bonds due 2024	$ 116,381	$ 140,430	$ 133,726
5.000% Bonds due 2026	$ 186,186	$ 236,909	$ 220,764

Burford Capital Finance LLC
6.125% Bonds due 2025	$ 164,594	$ 185,855	$ 174,006

Burford Capital Global Finance LLC
6.250% Senior Notes due 2028	$ 358,608	$ 422,872	$ -
6.875% Senior Notes due 2030	$ 321,314	$ -	$ -
Total debt	$ 1,147,083	$ 1,071,626	$ 646,083
1.

The Group’s outstanding indebtedness is held at amortized cost in the consolidated financial statements and these values represent the fair value equivalent amounts. The Group’s debt securities are classified as Level 1 within the fair value hierarchy.

112    Burford Capital Annual Report 2022

Notes to the consolidated financial statements

continued

The table below sets forth a summary of the changes in the outstanding indebtedness due to cash flows and non-cash changes at the beginning and end of the relevant reporting periods.

	For the year ended December 31,
($ in thousands)	2022	2021	2020
At beginning of period	1,036,475	677,370	665,342
Debt issued, net of original issue discount	357,271	400,000	-
Debt issuance costs	(7,912)	(8,742)	-
Finance costs	77,389	58,647	39,048
Interest paid	(70,781)	(51,270)	(37,890)
Foreign exchange (gain)/loss	(43,446)	(5,601)	15,834
Debt extinguishment	(79,911)	(33,929)	(4,964)
At end of period	1,269,085	1,036,475	677,370

Debt payable	1,252,270	1,022,557	667,814
Debt interest payable	16,815	13,918	9,556
Total debt and interest payable	1,269,085	1,036,475	677,370

The table below sets forth unamortized issuance costs of the outstanding indebtedness at December 31, 2022, 2021 and 2020.

	At December 31,
($ in thousands)	2022	2021	2020
6.500% Bonds due 2022	-	199	515
6.125% Bonds due 2024	397	678	929
6.125% Bonds due 2025	920	1,272	1,623
5.000% Bonds due 2026	1,216	1,695	2,063
6.250% Senior Notes due 2028	6,570	7,812	-
6.875% Senior Notes due 2030	7,212	-	-

The table below sets forth the components of total finance costs of the outstanding indebtedness for the years ended December 31, 2022, 2021, 2020 and 2019.

	For the year ended December 31,
(S in thousands)	2022	2021	2020	2019
Debt interest expense	74,116	56,454	37,814	37,528
Debt issuance costs incurred as finance costs	3,273	2,193	1,234	1,219
Total finance costs	77,389	58,647	39,048	38,747

Description of debt securities

All of the Group’s outstanding debt securities, including the 2024 Bonds, the 2025 Bonds, the 2026 Bonds, the 2028 Notes and the 2030 Notes, have a fixed interest rate payable semi-annually in arrears and are unsecured, unsubordinated obligations of the respective issuer that are fully and unconditionally guaranteed by the Company and certain of its wholly owned indirect subsidiaries.

At December 31, 2022, the Group was in compliance with the covenants set forth in the respective agreements governing its debt securities.

The Company is required to provide certain information pursuant to the indentures governing the 2028 Notes and the 2030 Notes. With respect to the 2028 Notes and the 2030 Notes, at and for the year ended December 31, 2022, the Company and its Restricted Subsidiaries (as defined in the indentures governing the 2028 Notes or the 2030 Notes, as applicable) had total assets of $3.6 billion, $1.3 billion of third-party indebtedness and $245.4 million of total revenues. With respect to the 2028 Notes, at and for the year ended December 31, 2021, the Company and its Restricted Subsidiaries (as defined in the indenture governing the 2028 Notes) had total assets of $3.2 billion, $1.0 billion of third-party indebtedness and $173.4 million of total revenues.

With respect to the 2028 Notes and the 2030 Notes, at and for the year ended December 31, 2022, the Company’s Unrestricted Subsidiaries (as defined in the indentures governing the 2028 Notes or the 2030 Notes, as applicable) had total assets of $718.2 million, no third-party indebtedness and $73.8 million of total revenues. With respect to the 2028 Notes, at and for the year ended December 31, 2021, the Company’s Unrestricted Subsidiaries (as defined in the

Burford Capital Annual Report 2022    113

Notes to the consolidated financial statements

continued

indenture governing the 2028 Notes) had total assets of $506.4 million, no third-party indebtedness and $43.9 million of total revenues.

Issuance of 2030 Notes

On April 11, 2022, Burford Capital Global Finance LLC issued $360 million aggregate principal amount of 6.875% senior notes due 2030 (the “2030 Notes”). The 2030 Notes have an interest rate of 6.875% payable semi-annually in arrears on April 15 and October 15 of each year, commencing on October 15, 2022.

Redemption of 2022 Bonds

On May 25, 2022, Burford Capital PLC redeemed in full the remaining aggregate outstanding principal amount of the 6.500% bonds due 2022 (the “2022 Bonds”) at a redemption price of 101.050% per £100 principal amount of the 2022 Bonds, plus any accrued but unpaid interest on the 2022 Bonds up to (but excluding) the redemption date.

14. Goodwill and intangible assets

Goodwill arises on the acquisition of subsidiaries and represents the excess of the purchase consideration over the fair value of the Group’s share of the assets acquired and the liabilities assumed on the acquisition date. The Group’s goodwill primarily relates to the acquisition of BCIM Holdings LLC in December 2016.

The tables below set forth the allocation of the carrying value of goodwill to each of the Group’s operating business segments at the beginning and end of the relevant reporting periods.

		Asset
		management
	Capital	and other	Other
($ in thousands)	provision	services	corporate	Total
Balances at December 31, 2019	107,991	25,020	988	133,999
Foreign exchange gain	-	-	33	33
Balances at December 31, 2020	107,991	25,020	1,021	134,032
Foreign exchange loss	-	-	(13)	(13)
Balances at December 31, 2021	107,991	25,020	1,008	134,019
Foreign exchange loss	-	-	(107)	(107)
Balances at December 31, 2022	107,991	25,020	901	133,912

Management has determined there was no evidence of goodwill impairment at December 31, 2022, 2021 and 2020, respectively.

In connection with the acquisition of BCIM Holdings LLC, the Group recorded an intangible asset representing an assessment, for accounting purposes, of the value of BCIM Holdings LLC’s future asset management income at the acquisition date. The intangible asset became fully amortized during the year ended December 31, 2020 and was being amortized in accordance with revenue generated from asset management income. Amortization expense was $8.7 million and $9.5 million for the years ended December 31, 2020 and 2019, respectively. There were no impairments of the intangible asset during the years ended December 31, 2020 and 2019.

114    Burford Capital Annual Report 2022

Notes to the consolidated financial statements

continued

15. Fair value of assets and liabilities

Valuation methodology

The tables below sets forth the fair value of financial instruments grouped by the fair value level at December 31, 2022, 2021 and 2020.

	At December 31, 2022
($ in thousands)	Level 1	Level 2	Level 3	Total
Assets:
Capital provision assets
Derivative financial assets
Single case	-	-	792,745	792,745
Portfolio	-	-	2,022,406	2,022,406
Portfolio with equity risk	-	-	99,406	99,406
Legal risk management	-	-	3,201	3,201
Non-derivative financial assets
Joint ventures and equity method investments	-	-	159,225	159,225
Single case with equity risk	8,745	-	-	8,745
Assets of consolidated investment companies
Complex strategies (Strategic Value Fund)	-	-	12,657	12,657
Litigation finance (BOF-C)	10,000	-	526,575	536,575
Litigation finance (Advantage fund)	-	-	100,596	100,596
Due from settlement of capital provision assets	-	-	116,582	116,582
Marketable securities
Asset-backed securities	-	32,933	-	32,933
Corporate bonds	-	79,899	-	79,899
Mutual funds	6,033	-	-	6,033
US treasuries and commercial paper	14,806	-	-	14,806
Foreign Government Bonds	-	2,687	-	2,687
Total assets	39,584	115,519	3,833,393	3,988,496

Liabilities:
Financial liabilities related to third-party interests in capital provision assets	-	-	425,205	425,205
Total liabilities	-	-	425,205	425,205
Net total	39,584	115,519	3,408,188	3,563,291

	(as restated)
	At December 31, 2021
($ in thousands)	Level 1	Level 2	Level 3	Total
Assets:
Capital provision assets
Derivative financial instruments
Single case	-	-	655,674	655,674
Portfolio	-	-	1,752,137	1,752,137
Portfolio with equity risk	-	-	200,484	200,484
Legal risk management	-	-	2,567	2,567
Non-derivative financial assets
Joint ventures and equity method investments	-	-	162,103	162,103
Other	-	-	2,083	2,083
Assets of consolidated investment companies
Complex strategies (Strategic Value Fund)	-	-	12,855	12,855
Litigation finance (BOF-C)	-	-	329,360	329,360
Due from settlement of capital provision assets	-	-	86,311	86,311
Marketable securities
Asset-backed securities	-	56,285	-	56,285
Corporate bonds	-	84,003	-	84,003
Mutual funds	10,636	8,912	-	19,548
US treasuries and commercial paper	15,500	-	-	15,500
Total assets	26,136	149,200	3,203,574	3,378,910

Liabilities:
Financial liabilities related to third-party interests in capital provision assets	-	-	424,733	424,733
Total liabilities	-	-	424,733	424,733
Net total	26,136	149,200	2,778,841	2,954,177

Burford Capital Annual Report 2022    115

Notes to the consolidated financial statements

continued

	(as restated)
	At December 31, 2020
($ in thousands)	Level 1	Level 2	Level 3	Total
Assets:
Capital provision assets
Derivative financial instruments
Single case	-	-	623,309	623,309
Portfolio	-	-	1,677,885	1,677,885
Legal risk management	-	-	2,238	2,238
Non-derivative financial assets
Joint ventures and equity method investments	-	-	139,041	139,041
Other	-	-	2,083	2,083
Assets of consolidated investment companies
Complex strategies (Strategic Value Fund)	-	-	85,166	85,166
Litigation finance (BOF-C)	-	-	184,592	184,592
Due from settlement of capital provision assets	-	-	30,708	30,708
Marketable securities
Corporate bonds	-	5,137	-	5,137
Mutual funds	11,457		-	11,457
Total assets	11,457	5,137	2,745,022	2,761,616

Liabilities:
Financial liabilities related to third-party interests in capital provision assets	-	-	424,965	424,965
Total liabilities	-	-	424,965	424,965
Net total	11,457	5,137	2,320,057	2,336,651

The Group has elected the fair value option for certain equity method investments, marketable securities, due from settlement of capital provision assets and financial liabilities relating to third-party interests in capital provision assets in order to provide a consistent fair value measurement approach for all capital provision related activity. Interest and dividend income on these assets are recognized as income when they are earned. There were no gains or losses recognized in the consolidated statements of operations with respect to these assets and liabilities.

The key risk and sensitivity across all of the capital provision assets relates to the underlying litigation associated with each case that is underwritten and financed. The sensitivity to this Level 3 input is therefore considered to be similar across the different types of capital provision assets and is expressed as a portfolio-wide stress.

116    Burford Capital Annual Report 2022

Notes to the consolidated financial statements

continued

Movements in Level 3 fair value assets and liabilities

The tables below set forth the analysis of the movements in the Level 3 financial assets and liabilities for the years ended December 31, 2022, 2021 and 2020.

	For the year ended December 31, 2022
			Transfers				Foreign	At
	At beginning	Transfers	between			Income for	exchange	end of
($ in thousands)	of period	into Level 3	types	Deployments	Realizations	the period	gains/(losses)	period
Single case	655,674	-	(1,916)	161,785	(45,371)	28,243	(5,670)	792,745
Portfolio	1,752,137	-	1,916	272,796	(138,277)	135,962	(2,128)	2,022,406
Portfolio with equity risk	200,484	-	-	366	(157,191)	55,747	-	99,406
Legal risk management	2,567	-	-	130	-	718	(214)	3,201
Joint ventures and equity method investments	162,103	-	-	7,864	(5,916)	(1,627)	(3,199)	159,225
Complex strategies (Strategic Value Fund)	12,855	-	-	-	(1,663)	1,465	-	12,657
Litigation finance (BOF-C)	329,360	-	-	132,006	(53,358)	118,563	4	526,575
Litigation finance (Advantage Fund)	-	-	-	121,896	(22,875)	1,575	-	100,596
Other	2,083	-	-	-	(2,083)	-	-	-
Total capital provision assets	3,117,263	-	-	696,843	(426,734)	340,646	(11,207)	3,716,811
Due from settlement of capital provision assets	86,311	-	-	426,734	(396,465)	-	2	116,582
Total Level 3 assets	3,203,574	-	-	1,123,577	(823,199)	340,646	(11,205)	3,833,393

Financial liabilities for third-party interests in capital provision assets	424,733	-	-	29	(52)	495	-	425,205
Total Level 3 liabilities	424,733	-	-	29	(52)	495	-	425,205

	(as restated)
	For the year ended December 31, 2021
			Transfers				Foreign	At
	At beginning	Transfers	between			Income for	exchange	end of
($ in thousands)	of period	into level 3	types	Deployments	Realizations	the period	gains/(losses)	period
Single case	623,309	-	(2,727)	133,131	(206,573)	109,125	(591)	655,674
Portfolio	1,677,885	-	2,727	84,074	(59,070)	49,857	(3,336)	1,752,137
Legal risk management	2,238	-	-	156	-	367	(194)	2,567
Portfolio with equity risk	-	-	-	212,384	-	(11,900)	-	200,484
Joint ventures and equity method investments	139,041	-	-	19,327	(1,799)	16,838	(11,304)	162,103
Other	2,083	-	-	-	-	(85)	85	2,083
Complex strategies	85,166	-	-	-	(81,022)	8,711	-	12,855
Litigation finance (BOF-C)	184,592	-	-	224,893	(106,684)	26,498	61	329,360
Total capital provision assets	2,714,314	-	-	673,965	(455,148)	199,411	(15,279)	3,117,263
Due from settlement of capital provision assets	30,708	-	-	455,148	(399,705)	160	-	86,311
Total Level 3 assets	2,745,022	-	-	1,129,113	(854,853)	199,571	(15,279)	3,203,574

Financial liabilities for third-party interests in capital provision assets	424,965	-	-	-	(37)	(195)	-	424,733
Total Level 3 liabilities	424,965	-	-	-	(37)	(195)	-	424,733

Burford Capital Annual Report 2022    117

Notes to the consolidated financial statements

continued

	(as restated)
	For the year ended December 31, 2020
			Transfers				Foreign	At
	At beginning	Transfers	between			Income for	exchange	end of
($ in thousands)	of period	into Level 3	types	Deployments	Realizations	the period	gains/(losses)	period
Single case	433,040	-	47,597	125,463	(166,461)	180,864	2,806	623,309
Portfolio	1,606,411	-	38,531	89,119	(172,925)	114,952	1,797	1,677,885
Legal risk management	1,676	-	-	-	-	384	178	2,238
Asset recovery	86,128	-	(86,128)	-	-	-	-	-
Joint ventures and equity method investments	124,546	-	-	11,373	(1,314)	(5,922)	10,358	139,041
Other	2,083	-	-	-	-	-	-	2,083
Complex strategies	192,356	49,950	-	-	(173,049)	15,909	-	85,166
Litigation finance (BOF-C)	111,311	-	-	71,188	(19,663)	21,776	(20)	184,592
Total capital provision assets	2,557,551	49,950	-	297,143	(533,412)	327,963	15,119	2,714,314
Due from settlement of capital provision assets	52,514	-	-	526,588	(548,593)	199	-	30,708
Total Level 3 assets	2,610,065	49,950	-	823,731	(1,082,005)	328,162	15,119	2,745,022

Financial liabilities for third-party interests in capital provision assets	419,645	-	-	224	-	5,096	-	424,965
Total Level 3 liabilities	419,645	-	-	224	-	5,096	-	424,965

All transfers into and out of Level 3 are recognized as if they have taken place at the beginning of each reporting period. There were no transfers into Level 3 during the years ended December 31, 2022 and 2021, and transfers into Level 3 during the year ended December 31, 2020 of $50.0 million related to assets where the underlying asset no longer has a quoted price and became subject to the Group’s valuation methodology for Level 3 financial instruments as set forth in note 2 (Summary of significant accounting policies).

Sensitivity of Level 3 valuations

The Group updated its valuation policy for capital provision assets during the year ended December 31, 2022. Capital provision assets are fair valued using an income approach. The income approach estimates fair value based on the Group’s estimated, risk-adjusted future cash flows, using a discount rate to reflect the funding risk of deploying capital for funding capital provision assets. The income approach requires management to make a series of assumptions, such as discount rate, the timing and amount of both expected cash inflows and additional fundings and a risk-adjustment factor reflecting the uncertainty inherent in the cash flows primarily driven by litigation risk, which changes as a result of observable litigation events. These assumptions are considered Level 3 inputs.

A cash flow forecast is developed for each capital provision asset based on the anticipated funding commitments, damages or settlement estimates and the Group’s contractual entitlement. Cash flow forecasts incorporate management’s assumptions related to creditworthiness of the counterparty and collectability. In cases where cash flows are denominated in a foreign currency, forecasts are developed in the applicable foreign currency and translated to US dollars.

Capital provision assets are recorded at initial fair value, which is equivalent to the initial transaction price for a given capital provision asset, based on an assessment that it is an arm’s-length transaction between independent third parties and an orderly transaction between market participants. Using the cash flow forecast and a discount rate, an appropriate risk adjustment factor is calculated to be applied to the forecast cash inflows to calibrate the valuation model to the initial transaction price. Each reporting period, the cash flow forecast is updated based on the best available information on damages or settlement estimates and it is determined whether there has been an objective event in the underlying litigation process, which would change the litigation risk and thus the risk-adjustment factor associated with the capital provision asset. These objective events could include, among others:

▪	A significant positive ruling or other objective event prior to any trial court judgment
▪	A favorable trial court judgment
▪	A favorable judgment on the first appeal
▪	The exhaustion of as-of-right appeals
▪	In arbitration cases, where there are limited opportunities for appeal, issuance of a tribunal award

118    Burford Capital Annual Report 2022

Notes to the consolidated financial statements

continued

▪	An objective negative event at various stages in the litigation process

Each reporting period, the updated risk-adjusted cash flow forecast is then discounted at the then current discount rate to measure fair value. The discount rate includes an applicable risk-free rate and credit spread to incorporate both market and idiosyncratic asset-class risk. To the extent an asset is denominated in a foreign currency, the discount rate applied incorporates a risk-free rate and credit spread that is jurisdictionally appropriate.

The Group’s fair value policy provides for ranges of percentages to be applied against the risk adjustment factor to more than 70 discrete objective litigation events across five principal different types of litigation. The tables below set forth each of the key unobservable inputs used to value the Group’s capital provision assets and the applicable ranges and weighted average by relative fair value for such inputs.

	At December 31, 2022
Type	Fair value	Principal value technique	Unobservable input	Min	Max	Weighted avg
Single	$ 3,061,594	Discounted cash flow	Discount rate	5.8%	7.9%	7.3%
Portfolio			Duration (years)	0.2	8.2	3.4
Joint ventures and equity method			Adjusted risk premium	0.0%	94.2%	38.1%
Legal risk management			Positive case milestone factor:
Litigation finance (BOF-C)			Significant ruling or other objective event prior to trial court judgment	5%	40%	20%
Financial liabilities related to			Trial court judgment or tribunal award	4%	60%	53%
third party interests in capital			Appeal judgment	60%	80%	67%
provision assets			Asset Freeze	20%	20%	20%
			Settlement	40%	80%	76%
			Portfolios with multiple factors	1%	100%	14%
			Other	100%	100%	100%
			Negative case milestone factor:
			Significant ruling or other objective event prior to trial court judgment	(10)%	(60)%	(13)%
			Trial court judgment or tribunal award	(55)%	(60)%	(56)%
			Appeal judgment	(80)%	(80)%	(80)%
			Portfolios with multiple factors	(50)%	(50)%	(50)%

Litigation finance	$ 100,596	Discounted cash flow	Discount rate	7.3%	7.4%	7.4%
(Advantage Fund)			Duration (years)	0.7	3.7	2.5

Portfolio with equity risk	$ 116,759	Discounted cash flow	Discount rate	16.5%	16.5%	16.5%
			Duration (years)	1.8	3.8	2.8
			Conversion ratio	2.6	2.6	2.6

Due from settlement of capital provision assets	$ 116,582	Discounted cash flow	Collection risk	0%	100%	0%

Complex strategies and other	$ 12,657

Level 3 assets and liabilities, net	$ 3,408,188

Burford Capital Annual Report 2022    119

Notes to the consolidated financial statements

continued

	(as restated)
	At December 31, 2021
Type	Fair value	Principal value technique	Unobservable input	Min	Max	Weighted avg
Single	$ 2,442,380	Discounted cash flow	Discount rate	3.9%	6.6%	5.8%
Portfolio			Duration (years)	0.2	8.3	4.4
Joint ventures and equity method			Adjusted risk premium	0.0%	97.3%	36.0%
Legal risk management			Positive case milestone factor:
Litigation finance (BOF-C)			Significant ruling or other objective event prior to trial court judgment	5%	40%	22%
Financial liabilities related to			Trial court judgment or tribunal award	50%	60%	58%
third party interests in capital			Appeal judgment	52%	80%	58%
provision assets			Asset Freeze	20%	20%	20%
			Settlement	10%	80%	69%
			Portfolios with multiple factors	1%	100%	12%
			Other	100%	100%	100%
			Negative case milestone factor:
			Significant ruling or other objective event prior to trial court judgment	(60)%	(60)%	(60)%
			Trial court judgment or tribunal award	(55)%	(60)%	(56)%
			Appeal judgment	(80)%	(80)%	(80)%
			Portfolios with multiple factors	(50)%	(82)%	(54)%
Portfolio with equity risk	$ 235,212	Discounted cash flow	Discount rate	12.9%	12.9%	12.9%
			Duration (years)	0.8	5.8	3.2
			Conversion ratio	5.4	5.4	5.4

Due from settlement of capital provision assets	$ 86,311	Discounted cash flow	Collection risk	0%	0%	0%

Complex strategies and other	$ 14,938

Level 3 assets and liabilities, net	$ 2,778,841

	(as restated)
	At December 31, 2020
Type	Fair value	Principal value technique	Unobservable input	Min	Max	Weighted avg
Single	$ 2,202,100	Discounted cash flow	Discount rate	3.8%	6.0%	5.0%
Portfolio			Duration (years)	0.5	9.3	5.3
Joint ventures and equity method			Adjusted risk premium	0.0%	99.3%	34.8%
Legal risk management			Positive case milestone factor:
Litigation finance (BOF-C)			Significant ruling or other objective event prior to trial court judgment	5%	40%	33%
Financial liabilities related to			Trial court judgment or tribunal award	20%	60%	51%
third party interests in capital			Appeal judgment	80%	80%	80%
provision assets			Exhaustion of as-of-right appeals	80%	80%	80%
			Asset Freeze	20%	50%	41%
			Settlement	40%	80%	74%
			Portfolios with multiple factors	4%	100%	11%
			Other	100%	100%	100%
			Negative case milestone factor:
			Significant ruling or other objective event prior to trial court judgment	(60)%	(60)%	(60)%
			Trial court judgment or tribunal award	(50)%	(50)%	(50)%
			Appeal judgment	(80)%	(82)%	(80)%

Due from settlement of capital provision assets	$ 30,708	Discounted cash flow	Collection risk	0%	0%	0%

Complex strategies and other	$ 87,249

Level 3 assets and liabilities, net	$ 2,320,057

120    Burford Capital Annual Report 2022

Notes to the consolidated financial statements

continued

Following origination, the Group engages in a review of each capital provision asset’s fair value in connection with the preparation of the consolidated financial statements. At December 31, 2022, 2021 and 2020, should the prices of the due from settlement of capital provision assets, capital provision assets and financial liabilities relating to third-party interests in capital provision assets have been 10% higher or lower while all other variables remained constant, our income and net assets would have increased or decreased, respectively, by $342.7 million, $277.8 million and $232.0 million at December 31, 2022, 2021 and 2020, respectively.

Further, at December 31, 2022, should interest rates have been 50 bps or 100 bps higher or lower than the actual interest rates used in the fair value estimation, while all other variables remained constant, consolidated income and net assets would have increased and decreased by the following amounts:

($ in thousands)	At December 31, 2022
Hypothetical change:
100 bps lower interest rates	128,125
50 bps lower interest rates	56,557
100 bps higher interest rates	(121,583)
50 bps higher interest rates	(63,562)

The sensitivity impact has been provided on a pre-tax basis on both income and net assets as the Group considers the fluctuation in the Group’s effective tax rate from period to period could indicate changes in sensitivity not driven by the valuation that are difficult to follow and detract from the comparability of this information.

Reasonably possible alternative assumptions

The determination of fair value for capital provision assets, derivative financial liabilities and asset subparticipations involves significant judgments and estimates. While the potential range of outcomes for the assets is wide, the Group’s fair value estimation is its best assessment of the current fair value of each asset or liability, as applicable. Such estimate is inherently subjective, being based largely on an assessment of how individual events have changed the possible outcomes of the asset or liability, as applicable, and their relative probabilities and hence the extent to which the fair value has altered. The aggregate of the fair values selected falls within a wide range of reasonably possible estimates. In the Group’s opinion, there is no useful alternative valuation that would better quantify the market risk inherent in the portfolio and there are no inputs or variables to which the values of the assets are correlated other than interest rates which impact the discount rates applied.

16. Variable interest entities

Consolidated VIEs

Pursuant to US GAAP consolidation guidance, the Group consolidates certain VIEs for which it is considered the primary beneficiary, either directly or indirectly, through a consolidated entity or affiliate. See note 2 (Summary of significant accounting policies) to the Group’s consolidated financial statements for additional information with respect to the Group’s consolidation.

Consolidated VIEs include entities relating to the Group’s private funds (i.e., BOF-C, the Strategic Value Fund and the Advantage Fund), investment vehicles for sale and resale of the participation interests (i.e., Colorado) and acquisition of interests in secured promissory notes (i.e., Forest Hills Investments LLC).

The purpose of the private funds is to provide strategy specific investment opportunities for investors in exchange for management- and performance-based fees. The investment strategies of the private funds differ by product, but the fundamental risks are similar, including loss of capital and loss of management- and performance-based fees.

Colorado is an exempted company established to receive a portion of the Group’s interest in the YPF-related Petersen claims and provide a vehicle for the sale and resale of the participation interests.

The Group, together with BCIM Partners III, LP and COLP, acquired interest in certain secured promissory notes through Forest Hills Investments LLC. The secured promissory notes are legal finance investments with proceeds payable out of two underlying litigation matters. This structure provides for the sharing of the economics, interest payments and settlement cash flows among the Group, BCIM Partners III, LP and COLP.

The Group provides revolving credit facilities to certain of its private funds for capital calls as required. These revolving credit facilities are entirely discretionary insofar as the Group is not obligated to provide funding under the

Burford Capital Annual Report 2022    121

Notes to the consolidated financial statements

continued

revolving credit facilities. There were no amounts outstanding under the revolving credit facilities at December 31, 2022, 2021 and 2020, respectively.

The table below sets forth assets and liabilities of the consolidated VIEs at December 31, 2022, 2021 and 2020.

	At December 31,
($ in thousands)	2022	2021	2020
		(as restated)
Total assets	1,259,892	987,959	863,279
Total liabilities	(5,210)	(5,549)	(17,063)

The table below sets forth the total revenue and certain information relating to cash flows of the consolidated VIEs for the years ended December 31, 2022, 2021, 2020 and 2019.

	For the year ended December 31,
($ in thousands)	2022	2021	2020	2019
		(as restated)
Total revenue:	73,480	26,158	17,814	80,802

Cash flows:
(Proceeds)	(92,080)	(139,825)	(32,943)	9,220
Funding	291,046	224,893	20,557	165,864

Cash balance:	32,966	40,547	2,101	10,008
Restricted cash:	-	-	-	95,226

Unconsolidated VIEs

The Group’s maximum exposure to loss from the unconsolidated VIEs is the sum of capital provision assets, fee receivables, accrued income and loans to the unconsolidated VIEs and was $20.5 million, $23.1 million and $24.1 million at December 31, 2022, 2021 and 2020, respectively.

The table below sets forth the Group’s maximum exposure to loss from the unconsolidated VIEs at December 31, 2022, 2021 and 2020.

	At December 31
($ in thousands)	2022	2021	2020
		(as restated)
Total on-balance sheet exposure	16,724	16,770	15,130
Off-balance sheet - undrawn commitments	3,791	6,378	8,935
Maximum exposure to loss	20,515	23,148	24,065

17. Joint ventures and associate investments

The Group holds certain of its capital provision assets through joint ventures that are accounted for at fair value through profit or loss. See note 15 (Fair value of assets and liabilities) to the Group’s consolidated financial statements for additional information with respect to the Group’s valuation of its capital provision assets.

The table below sets forth the fair value of the Group’s interest in joint ventures and associate investments, which are included in capital provision assets in the Group’s consolidated statements of financial position.

	At December 31,
($ in thousands)	2022	2021	2020
		(as restated)
Interest in joint ventures	174,337	178,866	153,493
Interest in companies with associate investments	1,359	2,380	3,160

None of these joint ventures or equity method investments is individually material to the Group, and there are no significant restrictions on the ability of the joint ventures to make cash distributions or repayment of advances to the Group.

The table below sets forth the fair value of the Group’s share of commitments for the joint ventures and associate investments, which are included in the commitment amounts relating to asset agreements. See note 21 (Financial

122    Burford Capital Annual Report 2022

Notes to the consolidated financial statements

continued

commitments and contingent liabilities) to the Group’s consolidated financial statements for additional information with respect to the Group’s commitments and contingencies.

	At December 31,
($ in thousands)	2022	2021	2020
Commitments for joint ventures	146,275	84,590	116,029
Commitments for associate investments	14,651	16,402	16,242

18. Shareholders' equity

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

The Company’s memorandum of incorporation and articles of incorporation do not impose limitations on the rights of persons to own the Company’s securities, including rights of non-resident or foreign shareholders to hold or exercise voting rights with respect to the Company’s securities.

There are no provisions in the Company’s memorandum of incorporation or articles of incorporation that would have the effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company or any of its subsidiaries.

Dividends

Dividends on the Company’s issued and outstanding ordinary shares are payable at the discretion of the Board. Each year, once the prior year’s results of operations are known, the Board reviews the Company’s profits, cash generation and cash needs and recommends a dividend level to shareholders for consideration at the Company’s annual general meeting. The Company may declare dividends by ordinary resolution at a general meeting in accordance with the respective rights of any class of shares. No dividend may exceed the amount recommended by the Board. Subject to the provisions of the Guernsey Companies Law, the Board may, if it thinks fit, from time to time pay interim dividends if it appears to the Board they are justified by the assets of the Company. Subject to rights which may attach to any other class of shares, holders of the Company’s ordinary shares are entitled to receive ratably all dividends, if any, that are declared. Dividends may be paid in any currency that the Board determines. The declaration and payment of dividends and distributions, if any, is subject to the discretion of the Board and the requirements of Guernsey law (including, among others, satisfaction of a statutory solvency test). The timing and amount of any dividends or distributions declared depends on, among others, the Company’s cash flows from operations and available liquidity, its earnings and financial position and any applicable contractual restrictions. Any dividend that has not been claimed after a period of 12 years from the date it became due for payment will, if the Board so resolves, be forfeited.

Burford Capital Annual Report 2022    123

Notes to the consolidated financial statements

continued

The table below sets forth dividends and their respective record dates for the years ended December 31, 2022, 2021, 2020 and 2019.

($ in cents)	Cash dividend per ordinary share	Record date
2022 year
First half	6.25	November 4, 2022
Second half	6.25	May 26, 2023
Total for the year ended December 31, 2022	12.50

2021 year
First half	6.25	November 12, 2021
Second half	6.25	May 27, 2022
Total for the year ended December 31, 2021	12.50

2020 year
First half	-
Second half	12.50	May 28, 2021
Total for the year ended December 31, 2020	12.50

2019 year
First half	4.17	November 15, 2019
Second half	-
Total for the year ended December 31, 2019	4.17

Burford Capital Employee Benefit Trust

The Burford Capital Employee Benefit Trust was established to assist in the Group’s administration of the LTIP. While the Group does not have legal ownership of the Burford Capital Employee Benefit Trust and the Group’s ability to influence the actions of the Burford Capital Employee Benefit Trust is limited by the trust deed, the Burford Capital Employee Benefit Trust is treated as being controlled by the Group for accounting purposes and, therefore, is consolidated. Shares held in the Burford Capital Employee Benefit Trust at the period end are included in issued shares.

Treasury shares

During the year ended December 31, 2022, the Company purchased a total of 468,000 ordinary shares on the open market in connection with the Company’s future obligations under the Deferred Compensation Plan. The Company did not purchase any ordinary shares in connection with the Deferred Compensation Plan during the years ended December 31, 2021, 2020 and 2019. All of the ordinary shares were purchased on the London Stock Exchange throughout the month of May 2022 at an average price of £6.33 ($8.01) per ordinary share. The result of these purchases was an increase of $3.7 million in the treasury balance in the consolidated statement of changes in equity for the year ended December 31, 2022. These ordinary shares remained in issue and reduced the outstanding number of ordinary shares at December 31, 2022.

Contingent share capital

The acquisition of BCIM Holdings LLC in December 2016 included contingent equity consideration. 2,461,682 ordinary shares will be issued after BCIM Holdings LLC’s private funds contribute more than $100 million in performance fee income (and, in certain instances, fee income from new private funds or other capital provision income) to the Group. If the $100 million income target is not achieved, no contingent equity consideration will be payable.

19. Share-based compensation

Equity-based awards granted to the employees as compensation are measured based on the grant date fair value of the award. Equity-based awards that do not require future service are expensed immediately. Equity-based awards with service and performance conditions are expensed over the relevant service period to the extent the performance condition is met or deemed probable. Equity-based awards with service and market conditions are expensed over the relevant service period regardless of whether the market condition is met.

LTIP

In 2016, the Company’s shareholders approved the LTIP, which was amended and extended by shareholder approval on May 13, 2020. The LTIP creates alignment between participants in the LTIP and public shareholders and creates a long-

124    Burford Capital Annual Report 2022

Notes to the consolidated financial statements

continued

term retention vehicle. All of the Group’s employees may be granted awards under the LTIP, and the Group typically makes an initial LTIP grant to each new employee and periodic grants thereafter.

The LTIP is administered by the compensation committee of the Board (the “Compensation Committee”). The Compensation Committee has discretion to select plan participants, determine the type and the number of awards and set the performance targets or adjust them in certain circumstances; provided that, in the period from 2016 to 2030, awards may not be granted under the LTIP if such grant (together with any other grant made at the same time) would cause the number of shares that have been issued or could be issued under the LTIP or any other share plan adopted by the Group to exceed 10% of the Company’s issued ordinary share capital at the proposed date of grant. The satisfaction of awards through the purchase of shares on the open market will be treated as an issuance of ordinary shares for the purposes of the above limit for so long as institutional shareholder guidelines recommend this. If awards are satisfied through a transfer of existing ordinary shares, the percentage limit stated above will not apply.

Awards under the LTIP are equivalent to awards of restricted stock units, which are treated as phantom awards for tax and legal purposes. Vesting of awards is subject to satisfaction of service-based conditions, requiring that the participant remains employed by the Group at the time of vesting, and may also require satisfaction of performance-based conditions set by the Compensation Committee at the time of grant and including total shareholder return over different measuring periods. The awards granted during the year ended December 31, 2020 and prior years included both service- and performance-based conditions. Beginning during the year ended December 31, 2021, the awards have continued to have service-based conditions while at least 50% of the awards granted to the employees who are part of the Company’s senior management must also have a performance-based condition. Awards generally cliff vest three years from the grant date, and each performance-based condition is measured over the three individual financial years beginning with the financial year in which the award was granted as well as over the entire three financial years as a whole.

In the event of a participant’s termination of employment for any reason prior to vesting, other than death, disability or retirement, all outstanding awards will be forfeited. In the event of the participant’s death, disability, retirement or, in certain circumstances, at the discretion of the Compensation Committee (e.g., good leavers), outstanding awards will continue to vest until the end of the performance period and will be prorated based on the number of full months the participant was employed during the performance period. In special circumstances, the Compensation Committee has the discretion to accelerate vesting of the awards or alter proration or performance targets for outstanding awards.

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

During the period since the LTIP’s inception through December 31, 2022, the Group has issued awards in respect of approximately 2.9% of the Company’s issued ordinary share capital and, at December 31, 2022, there was a total of approximately 6.5 million awards issued under the LTIP since its inception. Awards granted under the LTIP may be satisfied with newly issued shares, a transfer of treasury shares or shares purchased on the open market. At December 31, 2022, approximately 16.0 million ordinary shares remained available for future grants under the LTIP through 2030.

Burford Capital Annual Report 2022    125

Notes to the consolidated financial statements

continued

The table below sets forth the LTIP activity for the year ended December 31, 2022.

	Number of	Weighted average
	ordinary	grant date fair value
(Ordinary shares in thousands)	shares	per ordinary share
Unvested LTIP awards at December 31, 2021	4,094	$7.94
Granted(1)	1,374	8.90
Earned/vested(2)	(632)	15.64
Forfeited	(129)	9.27
Unvested LTIP awards at December 31, 2022	4,707	$7.15
1.	The weighted average grant date fair value of the LTIP awards granted during the years ended December 31, 2022, 2021 and 2020 was $12.2 million, $16.6 million and $7.1 million, respectively. The associated weighted average grant date fair value per ordinary share for the LTIP awards granted during the years ended December 31, 2022, 2021 and 2020 was $8.90, $8.74 and $4.16, respectively.
2.	The aggregate fair value of LTIP awards that vested during the years ended December 31, 2022, 2021 and 2020 was $9.9 million, $2.5 million and $3.5 million, respectively.

The Group used the Monte-Carlo model to estimate the fair value of the LTIP awards granted during the years ended December 31, 2022, 2021 and 2020. If applicable, the Group would adjust the grant date fair value of equity awards for material nonpublic information existing at the grant date that could affect the fair value of the equity award, consistent with ASC 718 and the SEC staff guidance in SAB 120. The weighted average remaining contractual term of the unvested LTIP awards was 1.3 years, 1.7 years and 2.0 years at December 31, 2022, 2021 and 2020, respectively. The compensation cost related to the unvested LTIP awards not yet recognized was $16.5 million, $18.8 million, $13.2 million and $12.6 million at December 31, 2022, 2021, 2020 and 2019, respectively.

The table below sets forth the key assumptions used for valuing the LTIP awards made during the years ended December 31, 2022, 2021, 2020 and 2019.

	2022	2021	2020	2019
Dividend yield	0.72%	0.48%	0.48%	1.00%
Expected volatility	52.90%	54.70%	53.70%	40.80%
Risk-free interest rate	2.65%	0.34%	(0.02)%	0.63%
Expected term of awards (years)	3.00	3.00	3.00	3.00
Weighted average fair value per ordinary share ($)	8.90	8.74	4.16	15.85
Weighted average price per ordinary share ($)	9.37	9.10	6.37	16.78

The expected volatility reflects the assumption that the historical volatility over a period similar to the life of the LTIP awards is indicative of future trends, which may not necessarily be the actual outcome.

Deferred Compensation Plan

During the year ended December 31, 2021, the Group established the Deferred Compensation Plan, under which a specified group of employees can elect to defer a portion of their compensation until future years. Participants may elect to defer base salary, bonuses, payments under the “carry pools” program and LTIP awards. The deferral period is a minimum of three years, and deferral distributions may be elected to be received in a lump sum or in annual installments. During the deferral period, the participant elects for their deferral account to be notionally invested in various mutual funds or the Company’s ordinary shares. In addition, the Company may in its sole discretion make a matching contribution to the participant’s deferral account to the extent it is notionally invested in the Company’s ordinary shares. Distributions from the Deferred Compensation Plan will be made in accordance with the timing and form selected by the individual participant when the deferral is first elected. The Deferred Compensation Plan is administered and maintained by an independent third party.

The Group has purchased, and may continue to purchase, its own ordinary shares which are held in treasury as reflected in the consolidated statements of changes in equity in connection with the matching component of the Deferred Compensation Plan. The matching component of the Deferred Compensation Plan is accounted for as share-based compensation and vests after a two-year service period. For the year ended December 31, 2022, the Group granted 146,455 unvested ordinary shares at a weighted average grant date fair value of $9.31 per ordinary share. The weighted average remaining contractual term of unvested awards under the Deferred Compensation Plan was 1.3 years at December 31, 2022. The compensation cost related to unvested awards under the Deferred Compensation Plan not yet recognized was $0.9 million at December 31, 2022.

126    Burford Capital Annual Report 2022

Notes to the consolidated financial statements

continued

The outstanding deferred compensation liability to participants is $9.1 million and $4.8 million at December 31, 2022 and 2021, respectively. The outstanding deferred compensation liability includes amounts notionally invested in the Company’s ordinary shares from both employee deferrals and company matching.

20. Earnings per ordinary share

The table below sets forth the computation for basic and diluted net income per ordinary share for the years ended December 31, 2022, 2021, 2020 and 2019.

	For the year ended December 31,
($ in thousands, except share data)	2022	2021	2020	2019
		(as restated)
Net income/(loss) attributable to Burford Capital Limited shareholders	30,506	(28,751)	143,275	300,546

Net income/(loss) attributable to Burford Capital Limited per ordinary share:
Basic	0.14	(0.13)	0.65	1.37
Diluted	0.14	(0.13)	0.65	1.37

Weighted average ordinary shares outstanding:
Basic	218,757,232	219,049,877	218,919,822	218,649,877
Dilutive effect of share-based awards	3,045,254	-	715,962	458,048
Diluted	221,802,486	219,049,877	219,635,784	219,107,925

* The Company has made a correction that resulted in a decrease in the basic weighted average number of shares outstanding of 649,582 shares for the year ended December 31, 2021. There was no impact on the reported earnings per share for the year ended December 31, 2021.

There were 88,330 and 1,959,222 potential ordinary shares related to the Company’s share-based awards excluded from diluted weighted average ordinary shares for the years ended December 31, 2022 and 2021, respectively, as their inclusion would have had an anti-dilutive effect. No potential ordinary shares related to the Company’s share-based awards excluded from diluted weighted average ordinary shares for the years ended December 31, 2020 and 2019.

21. Financial commitments and contingent liabilities

The table below sets forth the maturity profile of the Group’s financial liabilities based on contractual undiscounted payments at December 31, 2022.

	At December 31, 2022
($ in thousands)	Leases	Debt payable	Debt interest payable	Other liabilities	Financial liabilities relating to third-party interests in capital provision assets
2023	2,125	-	78,683	38,639	-
2024	2,145	120,390	78,683	-	-
2025	2,380	180,000	71,309	10,961	-
2026	2,388	210,683	60,284	-	-
2027	2,388	-	49,750	-	-
Thereafter	7,303	760,000	74,375	-	-
No contractual maturity date	-	-	-	71,411	425,205
Total undiscounted cash flows	18,729	1,271,073	413,084	121,011	425,205
Lease present value adjustment	(4,555)
Lease liabilities	14,174

Commitments to financing arrangements

As a normal part of its business, the Group routinely enters into financing agreements that may require the Group to provide continuing funding over time, whereas other financing agreements provide for the immediate funding of the total commitment. The terms of the former type of financing agreements vary widely—e.g., in cases of discretionary commitments, the Group is not contractually obligated to advance capital and generally would not suffer adverse financial consequences from failing to do so and, therefore, has broad discretion as to each incremental funding of a continuing capital provision asset and, in cases of definitive commitments, the Group is contractually obligated to fund incremental capital and failure to do so would typically result in adverse contractual consequences (such as a dilution in the Group’s returns or the loss of the Group’s funded capital in a case).

The Group’s commitments are capped at a fixed amount in its financing agreements. In addition, at December 31, 2022 and 2021, the Group had exposure to assets where the Group provided some form of legal risk arrangement pursuant to

Burford Capital Annual Report 2022    127

Notes to the consolidated financial statements

continued

which the Group does not generally expect to deploy the full committed capital unless there is a failure of the claim, such as providing an indemnity for adverse legal costs. The table below sets forth the components of undrawn commitments at December 31, 2022, 2021 and 2020 (assuming the GBP/USD exchange rate of 1.2039, 1.3477 and 1.3649 at December 31, 2022, 2021 and 2020, respectively).

	At December 31,
($ in thousands)	2022	2021	2020
Definitive	767,786	703,417	477,921
Discretionary	822,348	701,107	682,721
Total legal finance undrawn commitments	1,590,134	1,404,524	1,160,642
Legal risk (definitive)	81,193	88,260	93,970
Total capital provision-direct undrawn commitments	1,671,327	1,492,784	1,254,612
Capital provision-indirect undrawn commitments	49,400	-	-
Total capital provision undrawn commitments	1,720,727	1,492,784	1,254,612

Leases

Leases consist primarily of the Group’s leased office space in (i) New York, New York, United States, (ii) Chicago, Illinois, United States, (iii) Washington, DC, United States, (iv) London, United Kingdom, (v) Dubai, United Arab Emirates, (vi) Singapore, Singapore, (vii) Hong Kong, China and (viii) Sydney, Australia, which the Group has determined to be operating leases under US GAAP.

The table below sets forth the components of lease costs for the years ended December 31, 2022, 2021, 2020 and 2019.

	For the year ended December 31,
($ in thousands)	2022	2021	2020	2019
Operating lease cost	$2,280	$2,273	$3,005	$2,220
Cash paid for amounts included in the measurement of operating lease liabilities	$2,384	$2,456	$2,943	$1,433

The table below sets forth right-of-use assets, lease liabilities, weighted average remaining lease term and weighted average discount rate for the operating leases at December 31, 2022, 2021 and 2020.

	At December 31,
	2022	2021	2020
Right-of-use assets	12,716	10,948	12,386
Operating lease liabilities	14,174	11,896	13,520
Weighted average remaining lease term (years)	8.0	7.1	7.9
Weighted average discount rate	6.7%	6.7%	6.7%

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

22. Related party transactions

The Group holds investments in associates and joint ventures. See note 17 (Joint ventures and associate investments) to the Group’s consolidated financial statements for additional information with respect to the balances held with associates and joint ventures. For the years ended December 31, 2022, 2021, 2020 and 2019, funding on the investments in associates and joint ventures was $7.9 million, $19.3 million, $11.4 million and $15.9 million, respectively.

23. Credit risk from financial instruments

The Group is exposed to credit risk in various asset structures as described in note 2 (Summary of significant accounting policies) to the Group’s consolidated financial statements, most of which involve financing sums recoverable only out of successful capital provision assets with a concomitant risk of loss of deployed cost. Upon becoming contractually entitled to proceeds, depending on the structure of the particular capital provision asset, the Group could be a creditor of, and subject to direct or indirect credit risk from, a claimant, a defendant and/or other

128    Burford Capital Annual Report 2022

Notes to the consolidated financial statements

continued

parties, or a combination thereof. Moreover, the Group may be indirectly subject to credit risk to the extent a defendant does not pay a claimant immediately notwithstanding successful adjudication of a claim in the claimant’s favor. The Group’s credit risk is uncertain given that its entitlement pursuant to its assets is generally not established until a successful resolution of claims, and its potential credit risk is mitigated by the diversity of its counterparties and indirect creditors, and due to a judgment creditor (in contrast to a conventional debtholder) having immediate and unfettered rights of action to, for example, seize assets and garnish cash flows.

The Group is also exposed to credit risk in respect of the marketable securities and cash and cash equivalents. The credit risk of the cash and cash equivalents is mitigated as all cash is placed with reputable banks with a sound credit rating (A-2 or higher by S&P and P-2 or higher by Moody’s). Marketable securities principally consist of investment grade corporate bonds and asset-backed securities, as well as investments in investment funds and US treasuries.

In addition, the Group is exposed to credit risk from litigation insurance in the event there is a successful litigation outcome. The underwriting process includes an assessment of counterparty credit risk, and there is a large diversification of counterparties.

The maximum credit risk exposure represented by cash, cash equivalents, marketable securities, due from settlement of capital provision assets and capital provision assets is specified in the consolidated statements of financial position.

In addition, the Group is exposed to credit risk on financial assets held at amortized cost and receivables in other assets. The maximum credit exposure for such amounts was the carrying value of $17.7 million, $22.3 million and $22.3 million at December 31, 2022, 2021 and 2020, respectively. The Group reviews the lifetime expected credit loss based on historical collection performance, the specific provisions of any settlement agreement and a forward-looking assessment of macro-economic factors. Based on this review, the Group has not identified any material expected credit loss relating to the financial assets held at amortized cost, except as set forth in note 6 (Capital provision assets) to the Group’s consolidated financial statements. The Group recognized no impairment during the years ended December 31, 2022 and 2020 and $0.5 million and $1.0 million of impairments for the year ended December 31, 2021 and 2019, respectively.

The Group is not exposed to concentration of credit risk from a particular region or customer.

24. Subsequent events

On March 31, 2023, the United States District Court for the Southern District of New York (the “Court”) issued its opinion and order in connection with the summary judgment motions filed by the parties (the “Ruling”) in the Petersen and Eton Park cases against the Republic of Argentina and YPF.

In summary, the Court decided that (i) Argentina was liable to Petersen and Eton Park for failing to make a tender offer for their YPF shares in 2012; (ii) YPF was not liable for failing to enforce its bylaws against Argentina; (iii) the various arguments Argentina had made to try to reduce its damages liability from the straightforward application of the formula in the bylaws were unavailing; and (iv) a hearing is needed to resolve two factual issues to enable the computation of damages.

The Ruling was a complete win against Argentina with respect to liability, with the quantum of damages yet to be determined, and a loss against YPF. The estimated impact of the Ruling on the fair value of the YPF-related capital provision assets at March 31, 2023 is an approximate increase of $285 million. Further fair value adjustments are likely to occur based on the upcoming hearing regarding damages and other observable case milestones as this matter continues.

Burford Capital Annual Report 2022    129

Governance

Directors and senior management

Directors

We are managed by the Board, which consists of eight directors at the date of this Annual Report. Given our SEC registration and NYSE listing, we assess director independence under the applicable rules and regulations of the SEC and the listing standards of the NYSE. The Board has determined that seven of our directors (other than Mr. Christopher Bogart, our Chief Executive Officer) are independent under the applicable rules and regulations of the SEC and the listing standards of the NYSE.

Our articles of incorporation do not impose a limitation on the minimum or maximum number of directors required to be on the Board, however this is subject to the Guernsey Companies Law which provides that a Guernsey company must have at least one director. Any person may be appointed or removed as director by an ordinary resolution. At each annual general meeting, all of the directors retire from the Board and may, if willing to continue to act, be elected or reelected, as applicable, to the Board at such annual general meeting. If a director is not reelected to the Board, such director retains office until another person is elected in his or her place at such annual general meeting or, if no person is elected, until the end of such annual general meeting. There is no age limit at which a director is required to retire from the Board.

Mr. Hugh Steven Wilson, one of our original directors and the chair of the Board, is expected to continue serving as the chair of the Board (if reelected) until the end of the annual general meeting in 2024 and then retire. Mr. Charles Parkinson, another of our original directors and the chair of the Audit Committee, is expected to serve as a member of the Board until the end of the annual general meeting in 2023 and then retire. In addition, Ms. Andrea Muller, a director since December 2020, is expected to serve as a member of the Board until the end of the annual general meeting in 2023 and then retire.

The table below sets forth the names, ages and positions of our directors at the date of this Annual Report.

Name	Age	Position
Hugh Steven Wilson	75	Chair
Rukia Baruti(1)	54	Non-Executive Director
Christopher Bogart	57	Chief Executive Officer
Robert Gillespie	68	Non-Executive Director
Christopher Halmy(2)	54	Non-Executive Director
Andrea Muller	64	Non-Executive Director
Charles Parkinson	69	Non-Executive Director
John Sievwright	68	Non-Executive Director

1.	Appointed as a non-executive director to the Board on August 8, 2022.
2.	Elected as a non-executive director to the Board at the annual general meeting in May 2022.

Hugh Steven Wilson, Chair of the Board

Mr. Wilson spent more than 30 years at Latham & Watkins, one of the world’s largest law firms, where he was Global Co-Chair of the Mergers and Acquisitions Practice Group and chairman of both the National Litigation Department and the National Mergers and Acquisitions Litigation Practice. He then joined Tennenbaum Capital Partners, a US-based private investment business, as Managing Partner and served as the Chief Executive Officer of multiple registered investment funds managed by Tennenbaum Capital Partners. After his retirement, Mr. Wilson continued to serve as a Senior Adviser to Tennenbaum Capital Partners through its acquisition by BlackRock. Mr. Wilson has served as the chairman of the boards of directors and a director of numerous public and private companies. Mr. Wilson also serves as the chair of Burford Capital Holdings (UK) Limited, one of our principal subsidiaries, to ensure non-executive oversight. Mr. Wilson holds a BA from Indiana University, a JD from the University of Chicago Law School and a Master of Laws degree from Harvard Law School. Mr. Wilson has served as a director on the Board since 2009.

Burford Capital Annual Report 2022    130

Rukia Baruti, Non-Executive Director

Dr. Baruti is an experienced independent arbitrator and is a qualified solicitor in England and Wales. Her career began in commercial law in the City of London in 1997. In 2006, she joined the international arbitration group at SJ Berwin LLP (later merged with King & Wood Mallesons), where she practiced arbitration and litigation until 2010. In 2011, Dr. Baruti founded the Africa International Legal Awareness, a non-profit organization dedicated to advancing African involvement in the international legal community, where she was a managing director until 2018. She also co-founded the African Arbitration Association, a non-profit organization dedicated to promotion of African arbitration practitioners, where she served as Secretary General from 2018 to 2022. Dr. Baruti holds a bachelor’s degree in international studies from Birkbeck College, University of London, an MA in diplomatic studies and international law from the University of Westminster and a Ph.D. from the University of Geneva. Dr. Baruti has served as a director on the Board since August 2022.

See “—Senior management” for biographical information relating to Christopher Bogart, our Chief Executive Officer.

Robert Gillespie, Non-Executive Director

Mr. Gillespie was most recently the Director General of the UK Takeover Panel. He had a lengthy career as an investment banker, spending more than 25 years at UBS and its predecessors in a range of senior positions, including Vice Chairman, Chief Executive Officer, EMEA and Joint Global Head of Investment Banking, while also serving on the Group Managing Board and the Management Committee for many years. Mr. Gillespie started his career as a Chartered Accountant at PwC. He has previously served as a director of NatWest Group plc (formerly known as Royal Bank of Scotland plc) and certain of its principal subsidiary companies and was a member of NatWest Group plc’s audit and risk committees. In addition, Mr. Gillespie has previously served as a director of Citizens Financial Group Inc. and Ashurst LLP, a law firm, and as the chairman of the board of directors of Boat Race Company Ltd., Somerset House Trust and the Council of Durham University, from which he graduated with a degree in economics. Mr. Gillespie has served as a director on the Board since May 2020.

Christopher Halmy, Non-Executive Director

Mr. Halmy was most recently the Chief Financial Officer of Ally Financial Inc. (NYSE: ALLY), where he led the multinational initial public offering for the company and was responsible for Ally Financial Inc.’s $25 billion investment portfolio. Before that, Mr. Halmy worked in various finance, accounting and treasury roles at JP Morgan, Bank of America and MBNA. He began his career as an auditor at Deloitte. Mr. Halmy also serves as the non-executive chairman and chair of the audit committee of Mercury® Financial LLC and is a non-executive director of Mosaic Sustainable Finance Corp. He has previously served as a non-executive director of Spectrum Automotive Holdings Corporation prior to its sale in 2021. Mr. Halmy earned his MBA and undergraduate degrees from Villanova University, where he currently serves as a member of the Provost Advisory Board, and is a Certified Public Accountant. Mr. Halmy has served as a director on the Board since May 2022.

Burford Capital Annual Report 2022    131

Andrea Muller, Non-Executive Director

Ms. Muller was most recently an Executive Director and Global Head Institutional Business at Principal Global Investors, where she was previously Chief Executive Officer of Asia. Before that, Ms. Muller was a Managing Director and Head of Asia Pacific for Fitch Ratings and a Managing Director at UBS in both Singapore and Paris. She began her career at Shearman & Sterling, where she worked as a corporate lawyer in both New York and Paris. Ms. Muller has served as a non-executive director of Grantham, Mayo, Van Otterloo & Co since May 2021 and serves as the chair of its audit committee and a member of its compensation committee. Ms. Muller previously served as a senior advisor to Forward Risk and Intelligence LLC, a firm focused on corporate investigations, from April 2020 until December 2022. Her law degree is from Georgetown University Law Center, where she served on the Law Review, as is her undergraduate degree (cum laude) from its School of Foreign Service. Ms. Muller also received a Masters in European Union Studies at the College of Europe in Bruges, Belgium. Ms. Muller has served as a director on the Board since December 2020.

Charles Parkinson, Non-Executive Director

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

John Sievwright, Non-Executive Director

Mr. Sievwright is the former Chief Operating Officer, International, of Merrill Lynch. Mr. Sievwright had a 20-year career with Merrill Lynch with a range of global leadership positions, including Chief Operating Officer, Global Markets and Investment Banking; President and Chief Operating Officer, Merrill Lynch Japan; and Head of Global Futures and Options (during which time he also served as the President of the Futures Industry Association). Prior to Merrill Lynch, Mr. Sievwright held finance and accounting functions at Bankers Trust and the Bank of Tokyo. He began his career as an auditor at Ernst & Young and qualified as a Chartered Accountant. He has an MA in accountancy and economics from the University of Aberdeen. Mr. Sievwright also serves as a trustee and chairman of the audit committee for a number of Aberdeen Standard Investments closed end funds and as a non-executive director and the chairman of the risk committee of Revolut, a financial services company. He is also the chairman of the board of directors of Buyside Trading Solutions, a financial services company. Mr. Sievwright has previously served as the senior independent director and chairman of the audit and risk committee at ICAP plc (now NEX Group plc) and the senior independent director and chairman of the audit committee of FirstGroup plc. Mr. Sievwright has served as a director on the Board since May 2020.

Senior management

The table below sets forth the names, ages and positions of the members of the Management Committee at the date of this Annual Report.

Name	Age	Position
Craig Arnott	56	Deputy Chief Investment Officer
Christopher Bogart	57	Chief Executive Officer
Mark Klein	55	Chief Administrative Officer and General Counsel
Jordan Licht(1)	45	Chief Financial Officer
Jonathan Molot	56	Chief Investment Officer
Elizabeth O’Connell	56	Chief Strategy Officer
David Perla	53	Co-Chief Operating Officer
Aviva Will	54	Co-Chief Operating Officer

1.	Mr. Jordan Licht joined Burford as our Chief Financial Officer on September 6, 2022. Mr. Kenneth Brause served as our Chief Financial Officer until Mr. Licht joined.

132    Burford Capital Annual Report 2022

Craig Arnott, Deputy Chief Investment Officer

Prior to joining Burford in August 2016, Mr. Arnott was a barrister at Sixth Floor Selborne and Wentworth Chambers in Sydney. Previously, he was a Partner and Head of Competition/Antitrust Law in London at the international law firm Fried Frank. During his time at Fried Frank, Mr. Arnott oversaw many significant transactions, serving as counsel to the pharmaceuticals company Merck in its acquisition of Schering-Plough and as European Counsel to Delta & Pine Land in its acquisition by The Monsanto Company. Before his time at Fried Frank, Mr. Arnott worked at Cravath, Swaine & Moore in New York, Gilbert + Tobin in Sydney and Ashurst in London. Mr. Arnott earned his BCL and DPhil from the University of Oxford, where he is an alumnus of Balliol College and a Rhodes Scholar. He graduated from the University of Queensland with First Class Honours in both his Law and Arts degrees, with the University Medals in both. He clerked for the Honorable W. Pincus of the Federal Court of Australia.

Christopher Bogart, Chief Executive Officer

Before co-founding Burford, Mr. Bogart held numerous senior executive positions with Time Warner. As Executive Vice President and General Counsel of Time Warner Inc., he managed one of the largest legal functions in the world. He also served as Chief Executive Officer and one of four senior executives operating Time Warner Cable Ventures, with $9 billion in revenue and 30,000 employees, and as Chief Executive Officer of Time Warner Entertainment Ventures. Mr. Bogart came to Time Warner from Cravath, Swaine & Moore, where he was a litigator representing companies such as IBM, General Electric and Time Warner. He has also served as Chief Executive Officer of Glenavy Capital LLC, an international investment firm whose projects included Churchill Ventures, a publicly traded media and technology investment vehicle of which he also served as Chief Executive Officer, as well as Glenavy Arbitration Investment Fund, a pioneering litigation finance vehicle. He began his professional career as an investment banker with what is now JPMorgan Chase. Mr. Bogart earned his law degree with distinction from the Faculty of Law of the University of Western Ontario, where he was the gold medalist. He clerked for the Chief Justice of Ontario. Mr. Bogart has been married to Ms. Elizabeth O’Connell, Burford’s Chief Strategy Officer, since 1992. Mr. Bogart has served as a director on the Board since May 2020.

Mark Klein, General Counsel and Chief Administrative Officer

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

Jordan Licht, Chief Financial Officer

Prior to joining Burford in September 2022, Mr. Licht was most recently the Chief Operating Officer of both Caliber Home Loans and Newrez LLC, two multi-billion-dollar mortgage businesses that combined under the Rithm banner (NYSE: RITM). Prior to the combination, Mr. Licht held a series of finance and operating roles at Caliber, including as Deputy Chief Financial Officer. Previously, he spent a decade at Morgan Stanley in financial services investment banking. Before his investment banking career, Mr. Licht spent six years as a management consultant at Diamond Consulting (now PricewaterhouseCoopers). Mr. Licht earned his MBA from Columbia Business School and his BA from the University of Pennsylvania.

Burford Capital Annual Report 2022    133

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

Elizabeth O’Connell CFA, Chief Strategy Officer

One of Burford’s founders, Ms. O’Connell assumed the role of Chief Strategy Officer in August 2019, having previously served as Chief Financial Officer and as a Managing Director responsible for overseeing the company’s finance function and investor relations. Prior to founding Burford, Ms. O’Connell was a Managing Director and Chief Financial Officer of Glenavy Capital, an international investment firm and a founding shareholder of Burford. Ms. O’Connell was also Chief Financial Officer of Churchill Ventures Limited, a technology and media company listed on NYSE American (formerly known as the American Stock Exchange). Earlier in her career, Ms. O’Connell was a senior Equity Syndicate Director at Credit Suisse. Before that, she spent the bulk of her investment banking career at Salomon Brothers (later Citigroup). She began her finance career in foreign exchange sales at Bank of America. Ms. O’Connell is a Chartered Financial Analyst. Ms. O’Connell earned her MBA in finance from the University of Western Ontario Richard Ivey School of Business and her BA from the University of Western Ontario. Ms. O’Connell has been married to Christopher Bogart, Burford’s Chief Executive Officer, since 1992.

David Perla, Co-Chief Operating Officer

Prior to joining Burford in May 2018, Mr. Perla served as President of Bloomberg BNA Legal Division / Bloomberg Law, where he oversaw Bloomberg BNA’s legal and related products, including its flagship Bloomberg Law enterprise legal news, information and tools platform. Previously, Mr. Perla co-founded and was co-Chief Executive Officer and a director of Pangea3, the top-ranked global legal process outsourcing provider. Pangea3 was acquired by Thomson Reuters in 2010 and grew to over 1,000 employees globally under Mr. Perla’s leadership. Before launching Pangea3, he was Vice President of Business & Legal Affairs for Monster.com. Mr. Perla began his career in the New York office of Katten Muchin. Mr. Perla earned both his BA and JD degrees from the University of Pennsylvania.

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

134    Burford Capital Annual Report 2022

Corporate governance

Overview

The Board holds an in-person meeting every quarter during which it reviews thoroughly all aspects of the businesses’ strategy and performance. The directors spend at least one evening and one full day together for each meeting of the Board. During the year ended December 31, 2022, the Board held all four of its quarterly meetings in person, and all directors attended every meeting of the Board for which they were eligible. The Board is supported by the Company Secretary, who assists the Board in addressing corporate governance issues. Our Chief Executive Officer and our Chief Investment Officer participated in the entirety of each meeting of the Board (other than the closed sessions discussed below), joined as appropriate by other members of senior management. The Board evaluates its performance and reviews director compensation annually and regularly discusses succession planning and management oversight. The Board meets in closed session without management present at each of its meetings. In addition to chairing the Board, Mr. Hugh Steven Wilson also chairs the board of directors of Burford Capital Holdings (UK) Limited, one of our principal subsidiaries, to ensure non-executive oversight.

At its quarterly meetings, the Board is presented with materials so it can meaningfully assess the businesses’ performance, measure the impact of the businesses’ strategy and evaluate the businesses’ position. We have a significant professional finance function that provides detailed management reporting and prepares consolidated financial statements in accordance with US GAAP. In addition, the Board is in regular contact with Ernst & Young LLP, our independent registered public accounting firm. The Board has ultimate responsibility for our objectives and business plans.

The Board is responsible for overseeing timely and balanced disclosure and reporting pursuant to applicable obligations. The Board’s general practice is to publicly disclose materials that are relevant to our performance whenever necessary or practical and in compliance with any applicable rules and regulations. The Board provides the annual general meeting as a forum for shareholders to exercise their rights as well as supervises a robust investor relations program.

The Board delegates oversight of our risk management to the Audit Committee. At each of its quarterly meetings, members of the Audit Committee receive a comprehensive risk presentation and review the key risks across the global business focusing, among other things, on the risks relating to information technology security, liquidity, financial reporting and compliance. In addition, the Nominating and Governance Committee is responsible for considering the impact of climate change on our business strategy and risk profile. We have a robust management team focused on risk, including our General Counsel, our Chief Compliance Officer and a number of other in-house lawyers. In addition, dozens of our professional staff are lawyers, including many of the most senior members of our management. During the year ended December 31, 2022, our Deputy General Counsel and a senior director from the finance team were appointed to co-lead the business risk function, with our General Counsel continuing to maintain oversight of the work the business risk function carries out.

Our directors are experienced and collectively well-versed in the legislative and regulatory environment in which we operate. They are provided with relevant information in a timely manner and kept abreast of relevant developments so that they can discharge their duties effectively. The Board has overall responsibility for our governance, strategy, risk management and key policies and engages in robust scrutiny of the business and our portfolio. The Board evaluates its own performance annually and regularly discusses improvements to its structure and processes. The Board is subject to our various integrity policies, including with respect to conflicts of interest, self-dealing and fiduciary duties. The Board is well-versed in its fiduciary responsibilities to act in our best interests. Any directors’ interests are disclosed at each quarterly meeting of the Board, and additional declarations are made as may be applicable during each other meeting of the Board.

Performance

The Board is responsible for our corporate governance. In order to progress our objectives, the Board meets regularly and is responsible for organizing and directing us in a way that promotes our success. The principal matters considered by the Board during the year ended December 31, 2022 included, among others:

▪	Burford’s strategy, related performance measures and annual budget
▪	Regular reports from our Chief Executive Officer
▪	Reports and updates on Burford’s businesses and functions

Burford Capital Annual Report 2022    135

▪	Reports and updates on the portfolio and individual legal finance assets
▪	The annual report and accounts, the interim report and accounts and other ad hoc updates
▪	Regular reports from the committees of the Board
▪	Capital management strategy, dividend policy and dividends
▪	Enterprise capability and individual succession plans
▪	Regular reports on business risks and risk controls testing
▪	Compensation and retirement matters, including awards

We have an established organizational structure with clearly defined lines of responsibility to, and delegation of authority by, the Board.

Committees of the Board

The Board also operates through three committees composed entirely of independent directors, the Audit Committee, the Compensation Committee and the Nominating and Governance Committee, all of which meet throughout the year as required.

Audit Committee

At the date of this Annual Report, the Audit Committee is comprised of Mr. Charles Parkinson (chair), Mr. Robert Gillespie, Mr. Christopher Halmy, Ms. Andrea Muller and Mr. John Sievwright. Following Mr. Charles Parkinson’s expected retirement at the end of the annual general meeting in 2023, Mr. Christopher Halmy will become the chair of the Audit Committee. The Board has determined that each member of the Audit Committee meets the definition of “independent director” for purposes of serving on an audit committee under the applicable rules and regulations of the SEC and the listing standards of the NYSE. Each member of the Audit Committee is financially literate, and the Board has determined that each of Mr. Charles Parkinson, Mr. Robert Gillespie, Mr. Christopher Halmy and Mr. John Sievwright qualifies as an “audit committee financial expert”, as defined in the applicable rules and regulations of the SEC.

The Audit Committee is responsible for, among others:

▪	Monitoring the integrity of our financial statements
▪	Reviewing the effectiveness of our internal controls and risk management systems and reviewing and approving the statements to be included in the annual report concerning internal controls and risk management
▪	Reviewing our arrangements for concerns to be raised, in confidence, about possible wrongdoing in financial reporting or other matters and reviewing our procedures for detecting fraud
▪	Reviewing and advising the Board on the need for an internal audit function
▪	Considering and making recommendations to the Board relating to the appointment, re-appointment and removal of our external auditor, including evaluating our external auditor’s qualifications and independence
▪	Overseeing the relationship with our external auditor, including evaluating and approving their remuneration and terms of engagement, assessing their independence and objectivity, monitoring our external auditor’s compliance with relevant ethical and professional guidance on the rotation of audit partners and other related requirements and assessing our external auditor’s qualifications, expertise and resources and the effectiveness of the audit process
▪	Meeting regularly with our external auditor, including at least once a year without senior management present, and reviewing the findings of the audit with our external auditor
▪	Developing and implementing a policy on the supply of non-audit services by our external auditor

Compensation Committee

At the date of this Annual Report, the Compensation Committee is comprised of Mr. John Sievwright (chair), Mr. Charles Parkinson and Mr. Hugh Steven Wilson. Following Mr. Charles Parkinson’s expected retirement at the end of the

136    Burford Capital Annual Report 2022

annual general meeting in 2023, Dr. Rukia Baruti will become a member of the Compensation Committee. The Board has determined that each member of the Compensation Committee (including Dr. Rukia Baruti) meets the definition of “independent director” for purposes of serving on a compensation committee under the applicable rules and regulations of the SEC and the listing standards of the NYSE.

The Compensation Committee is responsible for, among others:

▪	Reviewing and approving the compensation of our Chief Executive Officer and our Chief Investment Officer and, as necessary and appropriate, reviewing and approving employment agreements for our Chief Executive Officer and our Chief Investment Officer
▪	Reviewing and approving the compensation of the members of the Management Committee other than our Chief Executive Officer and our Chief Investment Officer, including salary, bonuses, equity-based awards, material perquisites and any other compensation
▪	Determining the broad compensation policy or framework for all of our employees and periodically reviewing the ongoing appropriateness and relevance of such compensation policy or framework
▪	Approving the design of, and determining targets for, any performance-related pay schemes operated by us and approving the total annual payments made under such schemes
▪	Reviewing periodically the design of all share incentive plans
▪	Determining the policy for, and the scope of, any pension arrangements
▪	Overseeing succession planning for key positions in the senior management team

Nominating and Governance Committee

At the date of this Annual Report, the Nominating and Governance Committee is comprised of Mr. Hugh Steven Wilson (chair), Dr. Rukia Baruti, Mr. Robert Gillespie and Ms. Andrea Muller. The Board has determined that each member of the Nominating and Governance Committee meets the definition of “independent director” for purposes of serving on a nominating and governance committee under the applicable rules and regulations of the SEC and the listing standards of the NYSE.

The Nominating and Governance Committee is responsible for, among others:

▪	Regularly reviewing the structure, size and composition of the Board and making recommendations to the Board with respect to any changes
▪	Identifying and nominating for the approval of the Board candidates to fill vacancies on the Board as and when they arise
▪	Reviewing the results of the Board’s performance evaluation process that relate to the composition of the Board
▪	Assisting the Board in its oversight of our management in defining and implementing our strategy relating to ESG matters
▪	Making recommendations to the Board concerning formulating plans for succession for non-executive directors, in particular for the key role of the chair of the Board
▪	Making recommendations to the Board concerning membership of the Audit Committee, the Compensation Committee and any other committees of the Board as appropriate, in consultation with the chairs of those committees
▪	Making recommendations to the Board concerning the re-appointment of any non-executive director and any matters relating to the continuation in office of any director at any time
▪	Making recommendations to the Board concerning changes to our corporate governance framework and the delegation of authority and authority levels in light of best practices

Burford Capital Annual Report 2022    137

Corporate governance documents

We have adopted a number of key documents set forth below relating to our corporate governance. These documents and other important information on our corporate governance are posted on our website and may be viewed at investors.burfordcapital.com. Shareholders may direct their requests to the attention of our Investor Relations team at ir@burfordcapital.com. The information on, or that can be accessed through, our website is not incorporated by reference into, and does not form a part of, this Annual Report.

Guernsey Code of Corporate Governance

We have adopted the Finance Sector Code of Corporate Governance issued by the Guernsey Financial Services Commission, as amended from time to time (the “Guernsey Code of Corporate Governance”), and our compliance has been the subject of regular reporting to, and oversight by, the Board. Our adoption of the Guernsey Code of Corporate Governance is current at February 15, 2023 and is reviewed as part of our annual reporting process. There are no material departures from our obligations under the Guernsey Code of Corporate Governance.

Code of ethics

In addition to our code of ethics that is part of our compliance manual, which is applicable to all of our employees, we have adopted the Ethical Conduct Code for Senior Financial Officers that imposes additional obligations on our principal executive officer, principal financial officer, principal accounting officer and persons performing similar functions. The Ethical Conduct Code for Senior Financial Officers is posted on our website and may be viewed at investors.burfordcapital.com. We intend to disclose on our website any amendments to, or waivers from, a provision of the Ethical Conduct Code for Senior Financial Officers to the extent required under the applicable rules and regulations of the SEC and the listing standards of the NYSE.

Committee charters

Each of the Audit Committee, the Compensation Committee and the Nominating and Governance Committee has adopted a written charter governing the respective committee. Each of the charters is posted on our website and may be viewed at investors.burfordcapital.com.

Exemptions from NYSE corporate governance rules

We are currently a “foreign private issuer” under the securities laws of the United States and the rules of the NYSE. Under the securities laws of the United States, “foreign private issuers” are subject to different disclosure requirements than US-domiciled registrants, as well as different financial reporting requirements. Subject to certain exceptions, the rules of the NYSE permit a “foreign private issuer” to follow its home country practice in lieu of the corporate governance requirements of the NYSE. We are not required to, and do not meet, the following NYSE corporate governance requirements: (i) the requirement to adopt and disclose corporate governance guidelines; and (ii) the requirement to have an internal audit function. Depending on whether the majority of our ordinary shares will be held in the United States at June 30, 2023, we may lose our status as a “foreign private issuer” as soon as the beginning of 2024 and will thereafter be subject to the same disclosure and financial reporting requirements as US domestic public companies and will no longer be permitted to follow our home country practice in lieu of the corporate governance requirements of the NYSE.

138    Burford Capital Annual Report 2022

Compensation

Director compensation

For the year ended December 31, 2022, our independent non-executive directors received cash fees and grants of our ordinary shares under the Burford Capital Limited 2021 Non-Employee Directors’ Share Plan (the “NED Plan”) for their service on the Board and the committees of the Board, with additional compensation for their service on the boards of directors of our subsidiaries. The cash fees are paid quarterly in arrears, prorated for any partial period and converted into a director’s local currency at the exchange rate on the date of payment. The grants of our ordinary shares under the NED Plan were made on June 10, 2022. No director (other than Mr. Christopher Bogart, our Chief Executive Officer) has an employment agreement or is entitled to any benefits upon retirement or termination of service on the Board.

The table below sets forth the cash fees paid and our ordinary shares granted under the NED Plan to each of our directors as compensation for their service on the Board and the committees of the Board for the year ended December 31, 2022.

	For the year ended December 31, 2022
($ in thousands)	Cash fees	(1)	Ordinary shares
Hugh Steven Wilson(2)	170		8,056	(3)
Rukia Baruti	32		-
Christopher Bogart(4)	-		-
Robert Gillespie	79		2,998	(5)
Christopher Halmy	51		3,008	(3)
Andrea Muller	79		3,008	(3)
Charles Parkinson(2)	92		2,998	(5)
John Sievwright	79		2,998	(5)
Total	582		23,066
1.	Based on the average GBP/USD exchange rate of 1.2311 at December 31, 2022.
2.

Includes fees for service on the boards of directors of our subsidiaries – Burford Capital Holdings (UK) Limited for Mr. Hugh Steven Wilson and Burford Worldwide Insurance Limited for Mr. Charles Parkinson.

3.	Based on the average of the closing prices per ordinary share on June 6, 7 and 8, 2022 on the NYSE of $9.31.
4.	Mr. Christopher Bogart does not receive compensation for his service on the Board in addition to his compensation as our Chief Executive Officer.
5.	Based on the average of the closing prices per ordinary share on June 6, 7 and 8, 2022 on AIM of £7.44.

Senior management and employee compensation

Our compensation programs are designed to incentivize performance and retention. For many of our employees, the primary forms of compensation are base salaries and performance-based annual bonuses. The more senior an employee, the more his or her compensation reflects corporate performance. This compensation mix in part reflects the origins of our team members, who typically hail from law firms and financial firms that also use this compensation approach. Most of our employees also participate in the LTIP and the retirement plans. In addition, we offer certain employees, depending on function and compensation level, participation in our “carry pools” program and the Deferred Compensation Plan as well as offer all eligible employees the ability to invest in our private funds on a fee-less basis.

At May 1, 2023, our employees (including members of our senior management) held an aggregate of 20,943,148 ordinary shares and had 5,120,814 unvested LTIP awards. See “—Holdings and commitments to private funds of directors and senior management—Senior management” for holdings of our ordinary shares by members of our senior management.

LTIP

In 2016, our shareholders approved the LTIP, which was amended and extended by shareholder approval on May 13, 2020. The LTIP creates alignment between participants in the LTIP and public shareholders and creates a long-term retention vehicle. All of our employees may be granted awards under the LTIP, and we typically make an initial LTIP grant to each new employee and periodic grants thereafter.

The LTIP is administered by the Compensation Committee. The Compensation Committee has discretion to select plan participants, determine the type and the number of awards and set the performance targets or adjust them in certain circumstances; provided that, in the period from 2016 to 2030, awards may not be granted under the LTIP if such grant (together with any other grant made at the same time) would cause the number of shares that have been issued or could be issued under the LTIP or any other share plan adopted by us to exceed 10% of our issued ordinary share capital at the proposed date of grant. The satisfaction of awards through the purchase of shares on the open market will be

Burford Capital Annual Report 2022    139

treated as an issuance of ordinary shares for the purposes of the above limit for so long as institutional shareholder guidelines recommend this. If awards are satisfied through a transfer of existing ordinary shares, the percentage limit stated above will not apply.

Awards under the LTIP are equivalent to awards of restricted stock units, which are treated as phantom awards for tax and legal purposes. Vesting of awards is subject to satisfaction of service-based conditions, requiring that the participant remains employed by us at the time of vesting, and may also require satisfaction of performance-based conditions set by the Compensation Committee at the time of grant and including total shareholder return over different measuring periods. The awards granted during the year ended December 31, 2020 and prior years included both service- and performance-based conditions. Beginning during the year ended December 31, 2021, the awards have continued to have service-based conditions while at least 50% of the awards granted to the employees who are part of our senior management must also have a performance-based condition. Awards generally cliff vest three years from the grant date, and each performance-based condition is measured over the three individual financial years beginning with the financial year in which the award was granted as well as over the entire three financial years as a whole.

In the event of a participant’s termination of employment for any reason prior to vesting, other than death, disability or retirement, all outstanding awards will be forfeited. In the event of the participant’s death, disability, retirement or, in certain circumstances, at the discretion of the Compensation Committee (e.g., good leavers), outstanding awards will continue to vest until the end of the performance period and will be prorated based on the number of full months the participant was employed during the performance period. In special circumstances, the Compensation Committee has the discretion to accelerate vesting of the awards or alter proration or performance targets for outstanding awards.

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

During the period since the LTIP’s inception through December 31, 2022, we have issued awards in respect of approximately 2.9% of our issued ordinary share capital and, at December 31, 2022, there was a total of approximately 6.5 million awards issued under the LTIP since its inception. Awards granted under the LTIP may be satisfied with newly issued shares, a transfer of treasury shares or shares purchased on the open market. To satisfy vesting of awards under the LTIP for the year ended December 31, 2022, we purchased approximately 498,352 ordinary shares on the open market. See “Purchases of equity securities by the issuer and affiliated purchasers” for additional information relating to our purchases of ordinary shares. At December 31, 2022, approximately 16.0 million ordinary shares remained available for future grants under the LTIP through 2030.

The table below sets forth the LTIP activity for the year ended December 31, 2022 and the LTIP awards scheduled to vest during the year ending December 31, 2023.

	Number of	Weighted average
	ordinary	grant date fair value
(Ordinary shares in thousands)	shares	per ordinary share
Unvested LTIP awards at December 31, 2021	4,094	$7.94
Granted(1)	1,374	8.90
Earned/vested(2)	(632)	15.64
Forfeited	(129)	9.27
Unvested LTIP awards at December 31, 2022	4,707	$7.15

LTIP awards scheduled to vest during the year ending December 31, 2023	1,654	$4.15

“Phantom carry pools” program

In 2018, we began operating a “carry pools” program where a portion of the return from certain pools of assets (including nearly all capital provision–direct assets, except for asset recovery matters, and excluding capital provision–

140    Burford Capital Annual Report 2022

indirect assets) originated in a calendar year is included in separate legal entities. Certain employees were invited to participate in a profits interest arrangement under which a portion of the cash profits in the carry pools are available for allocation to those employees. The “carry pools” program provides employees with direct alignment to the cash performance of our assets. Those employees who participated in the “carry pools” program paid full market value for the interests at the time of acquisition with funds that we loaned to them (other than in the case of our senior management, to whom we do not extend loans). The profits interest was not remuneration for services provided to us or our subsidiaries. With effect from the end of 2020, in order to reduce operational complexity and align better with future anticipated accounting requirements, we restructured our “carry pools” program to terminate the existing plan and replace it with a “phantom carry pool” program that will continue to reference the same assets and pay out to participating employees (including senior management) as profits are received on those assets. Payments under the “phantom carry pool” program are treated as compensation.

Payments under the “phantom carry pool” program are awarded on a vintage year basis. Accordingly, each year, we award eligible employees the right to receive a portion of the realized cash gains generated over time by the matters for which financing was originated during such vintage year. In each subsequent year, we determine the realized performance of all of the matters for such vintage year and make payments under the “phantom carry pool” program based on their collective performance in such year, so that realized losses offset realized gains. Payments under the “phantom carry pool” program continue until each vintage year is fully resolved. We awarded approximately 9% of realized gains in the vintage years ended December 31, 2022 and 2021 in such vintage year’s respective “phantom carry pool”.

Deferred Compensation Plan

During the year ended December 31, 2021, we established the Deferred Compensation Plan, under which a specified group of employees can elect to defer a portion of their compensation until future years. Participants may elect to defer base salary, bonuses, payments under the “carry pools” program and LTIP awards. The deferral period is a minimum of three years, and deferral distributions may be elected to be received in a lump sum or in annual installments. During the deferral period, the participant elects for their deferral account to be notionally invested in various mutual funds or our ordinary shares. In addition, we may in our sole discretion make a matching contribution to the participant’s deferral account to the extent it is notionally invested in our ordinary shares. To minimize our exposure for the notional investments, we purchased the mutual fund investments and have purchased, and may continue to purchase, an amount of our ordinary shares which are held in treasury as reflected in our consolidated statements of changes in equity in connection with the matching component of the Deferred Compensation Plan. Distributions from the Deferred Compensation Plan will be made in accordance with the timing and form selected by the individual participant when the deferral is first elected. The Deferred Compensation Plan is administered and maintained by an independent third party.

Retirement savings

We offer a defined contribution 401(k) retirement plan to our US employees, under which employees make pre-tax or Roth contributions to a retirement savings account and we make a corresponding contribution to their accounts. A similar arrangement is in effect for our UK employees. For the year ended December 31, 2022, we contributed $0.8 million for US employees and $0.6 million for UK employees under these retirement plans. In addition, we had $0.1 million in pension costs for our employees in jurisdictions other than the United States and the United Kingdom.

Our employees are eligible to retire when the combination of their age and years of service totals at least 75, with a minimum of eight years of service with us. Eligible retirees are entitled to retire and have any contingent compensation (including LTIP awards, payments under the “phantom carry pool” program and the matching component under the Deferred Compensation Plan) continue to vest as though they had continued to be employed by us, as long as they do not take on other employment in the legal or legal finance sector or full-time employment in their area of expertise.

Burford Capital Annual Report 2022    141

Senior management compensation

The table below sets forth the aggregate compensation paid or accrued during the year ended December 31, 2022 (including cash bonus and other incentive compensation for the year ended December 31, 2022 that was paid or is expected to be paid in the year ending December 31, 2023) for the senior management as a group.

($ in thousands)	For the year ended December 31, 2022
Salary	5,029
Annual incentive bonus(1)	9,742
Performance related-other(2),(3)	3,374
LTIP grant	4,417
Burford matching contribution to 401(k) retirement plan	89
Senior management as a group (8 people)(4)	22,651
1.	Includes approximately $0.6 million deferred under the Deferred Compensation Plan.
2.	Includes approximately $1.0 million deferred under the Deferred Compensation Plan.
3.	Consists of payments under the “phantom carry pool” program and gains on capital provision assets.
4.

Includes compensation for services as our Chief Financial Officer for (i) Mr. Kenneth Brause from January 1, 2022 through September 5, 2022 and (ii) Mr. Jordan Licht from September 6, 2022 through December 31, 2022.

Executive compensation

Mr. Bogart, our Chief Executive Officer, and Mr. Molot, our Chief Investment Officer, are employed under identical employment agreements which expire on December 31, 2024. Upon expiration of their respective terms, the employment agreements will renew automatically for successive one-year periods if neither we nor the relevant executive officer provides notice of an intent to terminate the employment agreement. Mr. Bogart and Mr. Molot receive identical compensation reflecting their roles as joint founders and leaders of our business, and both report directly to the Board. Each of the employment agreements provides for a base salary of $950,000 and an annual bonus determined with reference to our income, excluding the impact of any fair value adjustments.

For the year ended December 31, 2022, (i) Mr. Bogart and Mr. Molot received $1.8 million each in cash bonus, which amount is lower than the $3.4 million each of them earned for the year ended December 31, 2021, and (ii) Mr. Bogart and Mr. Molot received $1.5 million each in LTIP awards (as compared to $1.4 million each of them received for the year ended December 31, 2021), consistent with their employment agreements, which permit us to pay up to 50% of their bonuses in LTIP awards (or such lesser amount as necessary to comply with the LTIP). In December 2021, Mr. Bogart and Mr. Molot elected to defer any cash bonus for the year ended December 31, 2022 in excess of $2.25 million to the Deferred Compensation Plan and to allocate 100% of such cash bonus to our ordinary shares in the Deferred Compensation Plan but, because their respective cash bonuses did not exceed that amount, no deferral of their cash bonuses to the Deferred Compensation Plan occurred for the year ended December 31, 2022. Mr. Bogart and Mr. Molot have made a similar deferral election with respect to their respective bonuses for the year ending December 31, 2023.

Mr. Bogart and Mr. Molot are also participants in the defined contribution 401(k) retirement plan and the “phantom carry pools” program. For the year ended December 31, 2022, each of Mr. Bogart and Mr. Molot contributed to the defined contribution 401(k) retirement plan, and we made a matching contribution of $12,200 for each of them. In addition, each of Mr. Bogart and Mr. Molot received $1.0 million from the “phantom carry pools” program for the year ended December 31, 2022.

In addition, Mr. Bogart and Mr. Molot take advantage of the opportunity offered to all eligible employees to invest in our private funds on a fee-less basis, again showing their alignment with investors. At December 31, 2022, each of Mr. Bogart’s and Mr. Molot’s total commitments to such private funds totaled $2.0 million.

Holdings and commitments to private funds of directors and senior management

The tables below set forth the holdings of our securities and commitments to private funds of our directors and senior management at May 1, 2023. Beneficial ownership does not necessarily imply that the named person has the economic or other benefits of ownership. For purposes of these tables, in accordance with applicable SEC rules regarding the determination of beneficial ownership, ordinary shares that a person or entity has the right to acquire within 60 days of May 1, 2023 through the exercise of any option, warrant or other right are considered as beneficially owned by the

142    Burford Capital Annual Report 2022

person holding those options, warrants or other rights. The applicable percentage of ownership of ordinary shares of each director or officer, as applicable, is based on 218,957,218 ordinary shares outstanding at May 1, 2023.

Directors

	At May 1, 2023
	Ordinary shares	% of ordinary shares	Bonds owned	Commitments to
	owned	outstanding	(principal amount)	private funds(1)
Rukia Baruti	—	—	$—	$—
Robert Gillespie	10,306	*	$—	$—
Christopher Halmy	15,508	*	$—	$—
Andrea Muller	15,296	*	$—	$—
Charles Parkinson	13,306	*	$—	$50,000
John Sievwright	15,306	*	$250,000(2)	$—
Hugh Steven Wilson	297,631	0.1%	$600,000(3)	$1,500,000
Total	367,353	0.2%	$850,000	$1,550,000

* Represents less than 0.1%.

1.	Represents commitments to the Strategic Value Fund and/or Burford Opportunity Fund B LP, as applicable.
2.	Represents $250,000 aggregate principal amount of the 2028 Notes.
3.	Represents $600,000 aggregate principal amount of the 6.125% Bonds due 2025 issued by Burford Capital Finance LLC.

Senior management

	At May 1, 2023
	Ordinary shares		% of ordinary shares	Bonds owned		Commitments to
	owned		outstanding	(principal amount)		private funds(1)
Craig Arnott	164,626		0.1%	$—		$75,000
Christopher Bogart	9,209,515	(2)	4.2%	$500,000	(3)	$2,000,000
Mark Klein	44,713		*	$—		$25,000
Jordan Licht	—		—	$—		$—
Jonathan Molot	9,815,755	(4)	4.5%	$500,000	(3)	$2,000,000
Elizabeth O’Connell	130,892		0.1%	$—		$—
David Perla	72,207		*	$—		$75,000
Aviva Will	297,927		0.1%	$—		$250,000
Senior management as a group (8 people)(5)	19,735,635		9.0%	$1,000,000		$4,425,000

* Represents less than 0.1%.

1.	Represents commitments to the Strategic Value Fund and/or Burford Opportunity Fund B LP, as applicable.
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

3.	Represents $500,000 aggregate principal amount of the 6.125% Bonds due 2025 issued by Burford Capital Finance LLC.
4.	Includes 231,435 ordinary shares held by a US charitable foundation established by Mr. Molot.
5.	Does not include any securities held by Mr. Brause who served as our Chief Financial Officer until Mr. Licht joined on September 6, 2022.

Burford Capital Annual Report 2022    143

Major shareholders and related party transactions

Major shareholders

The table below sets forth certain information regarding the beneficial ownership of our outstanding ordinary shares at May 1, 2023 held by each person or entity that we know beneficially owns 5% or more of our ordinary shares. Beneficial ownership does not necessarily imply that the named person has the economic or other benefits of ownership. For purposes of this table, in accordance with applicable SEC rules regarding the determination of beneficial ownership, ordinary shares that a person or entity has the right to acquire within 60 days of May 1, 2023 through the exercise of any option, warrant or other right are considered as beneficially owned by the person holding such options, warrants or other rights. The applicable percentage of ownership of ordinary shares of each shareholder is based on 218,957,218 ordinary shares outstanding at May 1, 2023.

	At May 1, 2023
Identity of person or group	Number of ordinary shares		% of ordinary shares outstanding
Mithaq Capital SPC	23,021,070	(1)	10.5%
Ameriprise Financial, Inc.	10,949,785	(2)	5.0%
1.

Based solely on the Schedule 13G filed on December 31, 2020. Represents ordinary shares beneficially owned at December 31, 2020 by Mithaq Capital SPC having received the ordinary shares without consideration from Mithaq Capital, an affiliated entity. As previously reported on the Form TR-1, (i) at March 31, 2019, Mithaq Capital beneficially owned 11,122,413 ordinary shares, constituting 5.1% of the then outstanding ordinary shares, and (ii) at August 18, 2020, Mithaq Capital beneficially owned 23,021,070 ordinary shares, constituting 10.5% of the then outstanding ordinary shares.

2.

Based solely on the Schedule 13G/A filed on February 14, 2023. Represents ordinary shares beneficially owned at February 14, 2023 by Ameriprise Financial, Inc. Based on the absence of any disclosures on the Form TR-1, Ameriprise Financial, Inc. did not beneficially own a disclosable shareholding in Burford Capital Limited at May 1, 2019 or May 1, 2020. As previously reported (i) on the Form TR-1, at December 17, 2021, Ameriprise Financial, Inc. beneficially owned 11,020,999 ordinary shares, constituting 5.0% of the then outstanding ordinary shares, (ii) on the Schedule 13G, at February 14, 2022, Ameriprise Financial, Inc. beneficially owned 11,122,631 ordinary shares, constituting 5.1% of the then outstanding ordinary shares, and (iii) on the Form TR-1, at July 20, 2022, Ameriprise Financial, Inc. beneficially owned 10,921,918 ordinary shares, constituting 5.0% of the then outstanding ordinary shares.

We have a single class of ordinary shares and, accordingly, our major shareholders have the same voting rights as our other shareholders.

At April 30, 2023, based on a preliminary analysis of our shareholders and share register, approximately 44% of our outstanding ordinary shares were held by residents of the United States, with 50 holders of record in the United States and additional holdings through banks, brokers and other nominees. If the majority of our ordinary shares will be held in the United States at June 30, 2023, we will lose our status as a “foreign private issuer” effective as of the beginning of 2024 and will thereafter be subject to the same disclosure and financial reporting requirements as US domestic public companies and will no longer be permitted to follow our home country practice in lieu of the corporate governance requirements of the NYSE. See “Risk factors—Risks relating to our ordinary shares—We are currently a foreign private issuer within the meaning of the rules under the Exchange Act and, as such, we are exempt from certain provisions applicable to US domestic public companies” and “Risk factors—Risks relating to our ordinary shares—As a foreign private issuer whose shares are listed on the NYSE, we currently follow certain home country corporate governance practices instead of certain NYSE requirements” for additional information with respect to our status as a foreign private issuer.

See “Compensation—Holdings and commitments to private funds of directors and senior management” for information relating to holdings of our directors and members of our senior management.

Related party transactions

At May 1, 2023, our directors and members of our senior management held our ordinary shares and/or debt securities and/or had commitments to certain of our private funds. See “Compensation—Holdings and commitments to private funds of directors and senior management” for additional information with respect to holdings and commitments to certain of our private funds of our directors and members of our senior management.

We hold certain of our capital provision assets through joint ventures or companies with equity method investments that are our related parties. See note 17 (Joint ventures and associate investments) and note 22 (Related party transactions) to our consolidated financial statements for additional information with respect to joint ventures and companies with equity method investments.

144    Burford Capital Annual Report 2022

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

Risks relating to our business and industry

Litigation outcomes are risky and difficult to predict, and a loss in a litigation matter may result in the total loss of our capital associated with that matter.

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

Our success depends on our ability to identify and select suitable legal finance assets to fund, and our failure to do so could have a material adverse effect on our business, financial position, results of operations and/or liquidity.

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

Burford Capital Annual Report 2022    145

and other requirements. Our ability to select such legal finance assets depends on the availability of desirable funding opportunities, which is subject to market conditions, client demand, pricing, competition and other factors outside of our control, including changes in regulations in various jurisdictions in which we operate and limitations on our ability to adequately investigate the merits of the case or parties involved, among other things. A failure by us to identify and select suitable legal finance assets to fund could have a material adverse effect on our business, financial position, results of operations and/or liquidity.

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

As described under “—Risks relating to cybersecurity, third-party service providers, information technology and data privacy and protection—Cybersecurity risks could result in the loss of data, interruptions in our business, damage to our reputation and subject us to regulatory actions, increased costs and financial losses, each of which could have a material adverse effect on our business, financial position, results of operations and/or liquidity”, attempts to gain unauthorized access to our information technology systems have become increasingly sophisticated over time, and our efforts to detect and investigate all security incidents and to prevent their recurrence may be unsuccessful. In addition to the risk of a breach of confidentiality as a result of a cyber incident, privileged information could be compromised in other ways. Although we have implemented controls to protect privileged information, there can be no assurance that such controls will be effective. If our employees, third-party service providers or counterparties engage in misconduct or fail to follow appropriate security measures, the improper release or use of privileged information could result.

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

The inaccuracy or failure of the probabilistic model and decision science tools, including AI tools, we use to predict the returns on our legal finance assets and in our operations could have a material adverse effect on our business.

We use internally developed probabilistic modeling and other decision science tools, including AI tools, in our operations, including to assist us in underwriting and pricing potential legal finance assets and evaluating the expected returns on our legal finance assets throughout their respective lives, as well as in capital and liquidity management. At the time we enter into a contract to finance a legal finance asset, however, we are likely to have imperfect information about the litigation matter in question and the likely future outcome. In addition, our historical information about cases or portfolios of cases may not be indicative of the characteristics of subsequent cases or portfolios of cases within the same industry or with comparable other characteristics, and our internal databases and external statistical data may not be as extensive as needed for comprehensive decision science. In addition, we disclose aggregate calculations derived from our probabilistic modeling of individual matters and our portfolio as a whole. The inherent volatility and unpredictability of legal finance assets precludes forecasting and limits the predictive nature of our probabilistic model. Furthermore, the inherent nature of the probabilistic model is that actual results will differ from the modeled results, and such differences could be material. If the probabilistic model and decision science tools we use are inaccurate or fail, including to accurately evaluate and predict the returns on our legal finance assets, there could be a material adverse effect on our business, financial position, results of operations and/or liquidity.

The laws relating to privileged information are complex and continue to evolve, and any adverse court rulings, changes in law or other developments could impair our ability to conduct effective due diligence on potential legal finance assets.

To make informed financing decisions, we often need access to information beyond that which is publicly available about a litigation matter and regularly seek and obtain privileged information, which is information that is protected from disclosure due to the application of a legal privilege or other doctrine, including attorney work product,

146    Burford Capital Annual Report 2022

depending on the laws of the relevant jurisdiction. Such privileged information can lose its protection and become accessible to a litigation opponent if it is used publicly (a concept called “waiver”), which could have significant adverse consequences for the litigant. The laws relating to privileged information are complex and continue to evolve, and we could be adversely affected by court rulings, changes in law or other developments. If a court in a particular jurisdiction were to find that disclosure to litigation funders effected a waiver of applicable legal privileges, our access to such privileged information could become constrained in that jurisdiction. Any significant limitations on our ability to access such privileged information could adversely affect our ability to conduct due diligence and make informed financing decisions with respect to certain legal finance assets.

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

Further, we may not identify or foresee future developments that could have a material adverse effect on our returns on a legal finance asset, such as the credit risk from our counterparty or from a party in a case. For example, we may not uncover the risk associated with poor management of general finances or the litigation itself by a counterparty or other party, any insolvency risk or potential key-person risk from a counterparty or other party or a misalignment of economic incentives between us and a counterparty because of the economics of our funding and developments in the litigation. In addition, financial fraud or other deceptive practices, failures by personnel at our counterparties to comply with anti-bribery, trade or economic sanctions or other legal and regulatory requirements or our counterparties being or becoming subject to trade or economic sanctions could cause significant legal, reputational and business harm to us.

Poor returns on our legal finance assets due to shortcomings or failures in our due diligence process or unforeseen developments could adversely affect our reputation and could materially and adversely affect our business, financial position, results of operations and/or liquidity.

Investors will not have an opportunity to independently evaluate our legal finance assets.

We generally do not disclose details of our existing or prospective legal finance assets (including their valuations for accounting purposes) on an individual basis because of restrictions applicable to privileged information and other relevant restrictions. As a result, investors will not have an opportunity to evaluate our legal finance assets and will be dependent upon our judgment and ability in selecting, managing and valuing our assets.

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

Burford Capital Annual Report 2022    147

proceeds after the conclusion of a litigation matter, depending on the structure of the particular legal finance asset, we could be a creditor of, or otherwise subject to credit risk from, a claimant, a party against whom our counterparty is making a claim, a law firm or another relevant party. Moreover, we may be indirectly subject to credit risk to the extent a defendant does not pay a claimant immediately, notwithstanding successful adjudication of a claim in the claimant’s favor. If the defendant is unable or unwilling to pay or perform or if any of the parties challenges the judgment or award, we may encounter difficulties in collection. In addition to the credit risk associated with individual parties to a litigation matter, losses as a result of the credit exposures inherent in our business could adversely affect our business, financial position, results of operations and/or liquidity.

Our portfolio may be concentrated in cases likely to have correlated results, and we have a number of assets involving the same counterparty.

Our capital provision-direct portfolio includes certain related exposures where we have financed multiple different counterparties in relation to the same or very similar claims, such that outcomes on these related exposures are likely to be correlated. We estimate that the carrying value of the assets underlying our largest correlated exposure (excluding YPF-related assets) represented approximately 5%, 9% and 6% of the Burford-only carrying value of capital provision-direct assets at December 31, 2022, 2021 and 2020, respectively. In addition, we estimate that the carrying value of the assets underlying our largest correlated exposure (excluding YPF-related assets) represented approximately 6%, 10% and 5% of the Group-wide carrying value of capital provision-direct assets at December 31, 2022, 2021 and 2020, respectively. An adverse litigation outcome in respect of any of these individual claims may result in, or increase the likelihood of, losses on the other related claims.

In addition, we have a number of assets involving the same counterparty. See “Financial and operational review—Portfolio—Portfolio concentrations” for information with respect to our portfolio concentration with a law firm and a corporate client. Accordingly, although our direct financial exposure to such law firm and/or corporate client is limited to matters in which such law firm or corporate client, as applicable, is our counterparty, if such law firm or corporate client were to encounter financial difficulties, dissolve or suffer a substantial loss of personnel, there could be a material adverse effect on our business, financial position, results of operations and/or liquidity. Furthermore, we may enter into legal finance arrangements and hold legal finance assets with law firms that provide advice on transactions for which we or one of our counterparties is an underlying claimant, which may increase our direct or indirect overall exposure to the underlying claim.

Our exposure to cases likely to have correlated results or counterparty concentration could lead to increased volatility and could materially and adversely affect our business, financial position, results of operations and/or liquidity.

The lack of liquidity of our legal finance assets may adversely affect our business, financial position, results of operations and/or liquidity.

Our legal finance assets typically require significant advances of funds with no guarantee of return or repayment. It may be difficult or impossible to find willing buyers for these assets at prices we believe are representative of their underlying value or at all. Volatility in markets generally also could negatively impact the liquidity of our legal finance assets. Illiquid assets typically experience greater price volatility as a ready market does not exist and therefore they can be more difficult to value. In addition, the prices prospective buyers are willing to pay for illiquid assets may be more subjective than the prices for more liquid assets. The illiquidity of legal finance assets also is exacerbated by the fact that third parties may be limited in their ability to value these assets because they cannot perform full legal due diligence on a case due to the limitations imposed by applicable legal privileges and protections. The illiquidity of our legal finance assets may make it difficult for us to sell such assets if the need or desire arises. If we are required to liquidate all or a portion of our portfolio quickly, we may realize significantly less than the value at which we have previously recorded our legal finance assets. As a result, our ability to change the makeup of our portfolio of legal finance assets in response to changes in economic and other conditions may be relatively limited, which could adversely affect our business, financial position, results of operations and/or liquidity.

We have commitments that are in excess of our available funds.

We typically have commitments to fund legal finance assets that exceed our available funds. We seek to manage our available capital and our capital provision assets portfolio to minimize the risk of a mismatch between the timing of when our commitments will be drawn and available cash, and many of our capital provision agreements set forth timetables for draws or structure draws with reference to case events, which provides us with some control over the timing and amounts of capital we provide in respect of our commitments. However, as we do not control the timing of

148    Burford Capital Annual Report 2022

developments with respect to the matters that we fund, it is possible that such a mismatch will occur, in which case we would need either to raise additional capital (which could include the potential sale of an interest in one or more of our existing legal finance assets) or to decline to meet a commitment. There can be no assurance that we will be able to raise capital on reasonable terms or at all, and our inability to do so could cause damage to our business and the potential loss of business and financial relationships. A failure by us to fund our definitive commitments may result in adverse consequences to our business such as a loss of entitlement to any returns with respect to such definitive commitments, a loss of capital we have deployed or a claim by a counterparty for damages. Some of our funds also have commitments in excess of funds available and, accordingly, have some of the foregoing risks.

Changes in the market conditions may negatively impact our ability to obtain attractive external capital or to refinance our outstanding indebtedness and may increase the cost of such financing or refinancing if it is obtained.

Our strategy includes raising external capital to finance the growth of our business. If market conditions were to restrict our access to external capital, our growth prospects could be adversely affected, especially if cases resolve at a significantly slower pace or if we are unable to attract new business due to the market conditions. In addition, to the extent that conditions in the credit markets impair our ability to refinance or extend maturities on our outstanding indebtedness, either on favorable terms or at all, our performance may be negatively impacted and may result in our inability to repay debt at maturity or pay interest when due. Any of the above factors, individually or in the aggregate, could adversely affect our growth prospects, business, financial position, results of operations and/or liquidity.

We face substantial competition for opportunities to finance legal assets, which could delay commitment and/or deployment of our capital, reduce returns and result in losses.

Competition for attractive opportunities to finance legal assets may affect our ability to finance on terms which we consider attractive. We compete to acquire legal finance assets primarily with pure-play legal finance companies and multi-strategy firms that engage in legal finance in addition to their other strategies. Our competitors may have access to greater financial resources, technical capabilities or better relationships than we do, may have businesses that are smaller and more flexible than ours or may develop or market alternative financial arrangements that are more effective or less susceptible to challenges than ours. For example, some competitors may have a lower cost of capital and access to funding sources that are not available to us. Other potential developments in big data analytics and AI and adoption of these capabilities by our competitors may negatively affect our returns if their technical capabilities outpace our own. In addition, some of our competitors may have higher risk tolerances or different risk assessments than we have. Any of these characteristics could allow our competitors to consider a wider variety of legal assets to finance, establish more relationships and offer better pricing and more flexible structuring. In addition to the pure-play legal finance companies and multi-strategy firms that engage in legal finance, we may also face competition from smaller industry participants or law firms using alternative financing models, as well as market entrants that have a regional, industry or specific claims-based approach. Such entities may offer more competitive terms or more tailored approaches to specific industries or claims. We may lose funding opportunities if we do not match our competitors’ pricing, terms and/or structure. If we are forced to match our competitors’ pricing, terms and/or structure to commit and/or deploy our capital, we may not be able to achieve acceptable returns on our legal finance assets or may bear substantial risk of capital loss. See “Business—Competition” for additional information with respect to the competition we face.

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

Burford Capital Annual Report 2022    149

In addition, lawyers owe a duty to their clients as well as an overriding duty to the courts. We generally do not own or control a claim which we have financed and, as a result, we generally will not be the client of the law firm representing the claimant in a case that is the subject of our commitment or financing. Accordingly, that law firm may be required to act in accordance with its client’s instructions and interests rather than our own. If the interests of the claimants in the cases we have financed are not aligned with ours, the actions of the lawyers representing such claimants could have a material adverse effect on the value of our legal finance assets and, therefore, our business, financial position, results of operations and/or liquidity.

If the commitments we make on behalf of our private funds perform poorly, we may not earn asset management fees and/or performance fees, and our ability to raise capital for future funds may be materially and adversely affected.

Our income from our asset management business is derived from fees earned from our management of our private funds and performance fees or carried interest with respect to those private funds. If the commitments we make on behalf of our private funds perform poorly, we may not earn performance fees. Further, if a private fund does not achieve certain returns over its life and carried interest that was previously distributed to us exceeds the amounts to which we are ultimately entitled, we may be required to repay such amounts under a “clawback” obligation. Moreover, to the extent we have deployed capital from our balance sheet in our private funds, we could experience losses on our own principal as a result of poor performance by our private funds or individual assets.

In addition, poor performance by our private funds could make it more difficult for us to raise capital for new private funds in the future. Investors and potential investors in our private funds continually assess our private funds’ performance, and our ability to raise capital for future funds will depend on our private funds’ continued satisfactory performance. Poor performance may deter future investments in our private funds or result in investors demanding lower fees which would adversely affect our management fees and/or performance fees and, therefore, our business, financial position, results of operations and/or liquidity.

A significant portion of our AUM is attributable to private funds with a single investor.

At December 31, 2022 and 2021, BOF-C and one of our “sidecar” funds, both funds with a single investor which is a sovereign wealth fund, represented approximately 25% and 28%, respectively, of our AUM. While the sovereign wealth fund is contractually obligated to fund its commitments to such private funds, if it fails to do so we will no longer have access to this capital and our cash flows from these private funds will decline. This could result in our inability to meet a commitment, which in turn could cause damage to our business and the potential loss of business and financial relationships. See “—We have commitments that are in excess of our available funds”. In addition, if the sovereign wealth fund does not renew its arrangement with us, this could reduce our overall ability to grow our business. See “—We face competition for investments in our asset management business and may not be successful in raising funds in the future”.

We face competition for investments in our asset management business and may not be successful in raising funds in the future.

The asset management business is highly competitive and, if investors determine that our product offerings are not attractive, we may have difficulty raising additional private funds in the future. In order to attract capital, we may be required to structure private funds on terms that are less favorable to us or otherwise different from the terms that we have been able to obtain in the past. These risks could occur for reasons beyond our control, including general economic or market conditions, regulatory changes or increased competition. Our inability to grow our asset management business could result in a decrease in AUM, management fees and/or performance fees, in which case our business, financial position, results of operations and/or liquidity may be adversely affected. Because we rely on the capital available in our private funds to acquire legal finance assets, our inability to maintain or increase this source of capital could reduce our overall ability to grow our business.

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

150    Burford Capital Annual Report 2022

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

Negative publicity could jeopardize our relationships with existing counterparties or our ability to establish new relationships or diminish our attractiveness as counterparties generally. Any of the foregoing could impact our ability to fund commitments, pursue our legal rights or collect amounts due to us and may materially and adversely affect our business, financial position, results of operations and/or liquidity.

We report our capital provision assets at fair value, which may result in us recognizing non-cash income that may never be realized.

Our capital provision assets are classified as financial instruments and are accounted for at fair value in the consolidated statements of operations in accordance with US GAAP. See note 2 (Summary of significant accounting policies), note 6 (Capital provision assets) and note 15 (Fair value of assets and liabilities) to our consolidated financial statements, “Financial and operational review—Portfolio—Fair value of capital provisions assets” and “Explanatory note” for additional information with respect to our valuation policy and fair value of our capital provision assets. In addition to using a discounted cash flow model that can be sensitive to changes in interest rates, duration and other traditional valuation factors, the valuation policy assigns an updated risk adjustment, in prescribed percentages, to the forecasted cash inflows based on the type of case (e.g., commercial litigation or patent, geography and case milestone). As a result, when there is an objective event in the underlying litigation that would cause a change in fair value, we reflect the positive or negative impact of such objective event through a fair value adjustment. Due to the illiquid nature of our capital provision assets, there is inherent valuation uncertainty in the assessment of fair value, and our valuation methodologies require us to make significant and complex judgments about legal and other matters that are intrinsically difficult to predict. As such, there is a risk that the case underlying our capital provision asset could experience a negative event even after a positive event that had previously resulted in a fair value adjustment in accordance with our valuation policy. This later event, in turn, could lower the value of such capital provision asset in our consolidated statements of financial position and negatively impact related fair value adjustments recognized in our consolidated statements of operations in future periods.

Certain of our individual assets represent a significant portion of the fair value of our capital provision assets. We have one set of exposures on the YPF-related assets that, by virtue of fair value adjustments to our carrying value of the YPF-related assets, accounted for approximately 32%, 39% and 45% of our capital provision assets at December 31, 2022, 2021 and 2020, respectively. The carrying value of the YPF-related assets (both Petersen and Eton Park combined) on our consolidated statements of financial position was $1.2 billion with $1.1 billion of unrealized gains at December 31, 2022, 2021 and 2020.

Accordingly, the application of fair value accounting to our capital provision assets may result in us recognizing non-cash income that may never be realized, which could have a material adverse effect on our business, financial position, results of operations and/or liquidity.

Legal, political and economic uncertainty surrounding the effects, severity and duration of public health threats (such as the Covid-19 pandemic) could adversely affect our business, financial position, results of operations and/or liquidity.

Legal, political and economic uncertainty surrounding the effects, severity and duration of public health threats (such as the Covid-19 pandemic) could adversely affect our business, financial position, results of operations and/or liquidity. For example, the Covid-19 pandemic has adversely affected the global economy, disrupted global supply chains and

Burford Capital Annual Report 2022    151

created significant volatility in the financial markets. As in other areas, the Covid-19 pandemic has disrupted the operation of courts around the world, causing delays in, and elongation of the life of, a number of our existing matters and slowdowns in new litigation activity. In turn, this resulted in lower cash proceeds from litigation resolutions as the courts around the world worked through these issues.

In addition, in a period of constrained liquidity, litigants may be less willing to settle litigation matters, extending the lives of our matters and therefore restricting our ability to recycle capital. There is also an increased risk that litigants may encounter financial difficulties or become insolvent, which could impact the timing and quantum of litigation realizations. To the extent that litigants in our matters do become insolvent, the impact of a litigant’s insolvency on pending litigation is very difficult to predict and is not only case specific but dependent on the insolvency process in the jurisdiction in issue. Our expected realizations may be delayed and could be reduced during the restructuring or liquidation process.

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

While it is not possible to ascertain the precise impact that public health threats (such as the Covid-19 pandemic) may have on us from an economic, financial or regulatory perspective, individually or in the aggregate, public health threats could have a material adverse effect on our business, financial position, results of operations and/or liquidity.

Expectations relating to ESG considerations could expose us to potential liabilities, increased costs, reputational harm and adversely affect our business, financial position, results of operations and/or liquidity.

As a specialty legal finance provider, we depend to a large extent on our relationships with our clients and our reputation for integrity and high-caliber professional services to attract and retain clients. Companies across all industries are facing increasing scrutiny from customers, clients, regulators, investors and other stakeholders related to their ESG practices and disclosure. In addition to governments and regulators, investor advocacy groups, investment funds and influential investors are also increasingly focused on ESG practices and disclosure, especially as they relate to the environment, health and safety, diversity, equity, inclusion, labor conditions and human and civil rights. Further, there is increased public awareness and concern regarding global climate change. As a result, if any of our stakeholders are not satisfied with our services, our ESG practices or disclosure or the ESG practices or disclosure of any parties to whom we provide capital, such dissatisfaction may be damaging to our business. In addition, increasing governmental and societal attention to ESG matters, including expanding mandatory and voluntary reporting, and disclosure topics such as climate change, sustainability, natural resources, waste reduction, energy, human capital and risk oversight could expand the nature, scope and complexity of matters that we are required to control, assess and report. We make statements about our ESG goals and initiatives through our ESG reporting, including our annual sustainability report, and information provided on our website and in our press releases and other communications. While we are committed to advancing our responsibility to account for our impact on ESG, there can be no assurance that we will achieve our announced ESG goals and initiatives. In addition, some stakeholders may disagree with our goals and initiatives. Any failure, or perceived failure, to achieve our goals, further our initiatives, adhere to our public statements, comply with ESG laws and regulations or meet evolving and varied stakeholder expectations and standards could result in sales, and associated declines in the market price, of our ordinary shares and impact our ability to access capital markets, which in turn could have a material adverse effect on our business, financial position, results of operations and/or liquidity. See “Business—Environmental, social and governance” for additional information with respect to our ESG practices.

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

152    Burford Capital Annual Report 2022

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

Our past performance should not be considered indicative of our future results of operations. Our past returns have benefited from funding opportunities and general market conditions that may not continue or recur, and there can be no assurance that we or our private funds will be able to avail ourselves of comparable opportunities and conditions. As the market in which we operate matures, we may be subject to increased competition for talent and financing opportunities and potentially new regulations in various jurisdictions. There can be no assurance that any of the current or future single matters or matters contained in our portfolios will eventually be successful. Failure to achieve results of operations consistent with our historical performance could have a material adverse effect on our business, financial position, results of operations and/or liquidity.

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

Our performance is, to a large extent, dependent upon the judgment and abilities of our management, including, in particular, our co-founders, Chief Executive Officer Christopher Bogart and Chief Investment Officer Jonathan Molot. We also depend on other key personnel, including the members of the Management Committee and the Commitments Committee. Our success will therefore depend largely upon the abilities of certain members of our management and other key personnel and our ability to retain them and to compensate them appropriately, especially in light of the high levels of compensation available from the major law firms from which they have typically come and the potential pressures on such compensation levels from the public markets. The death, incapacity or loss of the service of any of our management or other key personnel could have a material adverse impact on our business. In addition, our performance may be limited by our ability to employ and retain sufficiently qualified personnel and consultants. Such a failure to retain qualified personnel or consultants or recruit suitable replacements for significant numbers of qualified personnel or consultants could materially adversely affect our business and growth prospects.

Our international operations subject us to increased risks.

We operate internationally and, accordingly, our business is subject to risks resulting from differing legal and regulatory requirements, political, social and economic conditions and unforeseeable developments in a variety of jurisdictions. Our non-US operations are subject to the following risks, among others:

▪	Political instability
▪	International hostilities, military actions (including the Ukraine War), terrorist or cyber-terrorist activities, climate change, natural disasters, pandemics (including the Covid-19 pandemic) and infrastructure disruptions
▪	Differing economic cycles and adverse economic conditions

Burford Capital Annual Report 2022    153

▪	Unexpected changes in regulatory and tax environments and government interference in the economy
▪	Changes to trade and economic sanctions laws and regulations
▪	Foreign exchange controls and restrictions on repatriation of funds
▪	Fluctuations in currency exchange rates
▪	Inability to collect payments or seek recourse under, or comply with, ambiguous or vague commercial or other laws
▪	Difficulties in attracting and retaining qualified management and/or personnel
▪	Difficulties in penetrating new markets due to entrenched competitors or lack of local acceptance of our services

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

Two of our five series of debt securities outstanding at the date of this Annual Report are denominated in pound sterling, and some of our legal finance contracts and intercompany loans are denominated in local currencies. Fluctuations in the value of the US dollar and foreign currencies, particularly pound sterling, may affect our results of operations when translated into US dollars. We do not currently engage in any currency-hedging activities to seek to limit the risk of exchange rate fluctuations. However, in the future, we may use derivative instruments, such as foreign currency forward and option contracts, to seek to hedge certain exposures to fluctuations in foreign currency exchange rates. The use of such hedging activities may not offset any or more than a portion of the adverse financial effects of unfavorable movements in foreign exchange rates over the limited time the hedges are in place. Moreover, the use of hedging instruments may introduce additional risks if we are unable to structure effective hedges.

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

We structure our financings on a case-by-case basis in consultation with our professional advisers and seek to comply with applicable law. However, there is limited authority and significant uncertainty regarding the tax treatment of legal finance and/or the structures through which we provide our financing in the applicable jurisdictions in which they are made. Accordingly, there can be no assurance that an applicable tax authority will accept our position on the tax treatment of a financing or the structures we employ. If an applicable tax authority were to successfully maintain a different position, the value of our assets could be adversely affected or we could be subject to additional tax liability, or both. In addition, tax laws and regulations are under constant development and often subject to change as a result of government policy, frequently with retroactive effect. Changes in applicable tax laws could adversely affect the taxation of us or our assets.

Risks relating to regulation

The regulatory and legal requirements that apply to our business and operations are subject to change from time to time and may become more restrictive, which may make compliance with applicable requirements more difficult or expensive or otherwise restrict our ability to conduct our business and operations in the manner in which they are now conducted. Changes in applicable regulatory and legal requirements, including changes in their enforcement, could materially and adversely affect our business, financial position, results of operations and/or liquidity. As a matter of public policy, the regulatory bodies that regulate our business and operations are generally responsible for safeguarding

154    Burford Capital Annual Report 2022

the integrity of the securities and financial markets and protecting private fund investors who participate in those markets rather than protecting the interests of our shareholders.

The laws, regulations and rules relating to legal finance are evolving and may be uncertain, which may have negative consequences for the value or enforcement of our contractual agreements with our counterparties, our ability to do business in certain jurisdictions or our cost of doing business.

The laws, regulations and rules in the area of acquiring or otherwise taking a financial position or a commercial interest with respect to legal claims and defenses is evolving and can be complex and uncertain in the United States and elsewhere. Our legal finance assets could be open to challenge or subsequently reduced in value or extinguished as a result of these regulations. In various jurisdictions, there are prohibitions or restrictions in connection with funding claims (known in many common law jurisdictions as maintenance, and a form of maintenance, called champerty) or the assignment of, or other economic participation in, legal claims. For example, in the State of New York, Judiciary Law § 489 prohibits the assignment of a legal claim in certain circumstances, and certain other jurisdictions have similar laws. In the State of New York, the relevant case law provides at the date of this Annual Report that the contracts underlying our legal finance assets are valid. However, such case law may be overruled or the statutory and other laws in the State of New York or other jurisdictions could be amended to include additional prohibitions or restrictions, which may adversely affect our business. The ability to participate financially in a lawyer’s fees is also limited in certain jurisdictions (including by ethical rules prohibiting a lawyer from sharing fees with non-lawyers). Such prohibitions and restrictions are governed by the laws, regulations and rules of each relevant jurisdiction and vary in degrees of strength and enforcement in different state, federal or non-US jurisdictions. This is a complex issue that involves both substantive law and choice of law principles. However, in many jurisdictions, the relevant issues may not have been considered by the courts nor addressed by statute and thus obtaining legal advice or clarity is difficult. If we, our counterparties or the lawyers handling the underlying matters were to be found to have violated the relevant prohibitions or restrictions in connection with certain matters, there could be a materially adverse effect on the value of the affected legal finance assets, our ability to enforce the relevant contractual agreements with our counterparties and the amounts we would be able to recover with respect to such matters or our costs for such matters.

In addition, politicians, advocacy groups and media reports have, in the past, advocated action to restrict legal finance. Some jurisdictions have enacted or are considering enacting laws, regulations or rules requiring the disclosure of litigation funding or other non-prohibitory regulation. Such laws, regulations or rules or other future laws, regulations or rules may deter parties from engaging us, result in a reduction in the overall number of potential legal finance assets and/or adversely affect the value of legal finance assets already in existence in such jurisdictions.

The laws, regulations, rules and supervisory guidance and policies applicable to our business activities are subject to regular modification and change, including by institutions such as US state and federal legislatures, bar associations, courts and other US and non-US legislative, regulatory, judicial or advisory bodies. For example, in the United States, legislation has been introduced in the US Congress in multiple sessions that would require litigants to “produce for inspection and copying” any legal funding agreements creating contingent rights to payment in class actions and multidistrict litigations. Such legislation has not received consideration beyond introduction, but we expect that the same or similar legislation will be introduced again in the future. In addition, similar legislation is introduced in various US state legislatures from time to time. In addition, some newer entrants to the market, such as Singapore and Hong Kong, have also enacted regulatory regimes largely focused on capital adequacy and constraining abusive behavior.

Changes to laws, regulations or rules, including changes in interpretation or implementation of laws, regulations or rules, could affect us in substantial and unpredictable ways. Such changes could subject us to additional costs, delay new funding arrangements, limit the quantity and size of our financing arrangements, limit the types of products and services we may offer or our funding opportunities, decrease returns on our legal finance or other assets and allow certain clients to void our contracts with them, any of which may have a materially adverse effect on our business, financial position, results of operations and/or liquidity.

Our asset management business is highly regulated, and changes in regulation or regulatory violations could adversely affect our business.

Our asset management business is highly regulated, and the applicable regulations are subject to change. Compliance with these regulations requires a significant investment of management and financial resources, and any liability imposed on us for violations of existing or future regulations could adversely affect our asset management business. The SEC regulates our investment management activities and is empowered to conduct investigations and

Burford Capital Annual Report 2022    155

administrative proceedings that can potentially result in fines, suspensions of personnel, changes in policies, procedures or disclosure or other sanctions, including censure, the issuance of cease-and-desist orders, the suspension or expulsion of an investment adviser from registration or memberships or the commencement of a civil or criminal lawsuit against us or our personnel. Any SEC actions or initiatives against us could have an adverse effect on our business, financial position, results of operations and/or liquidity. Even if an investigation or proceeding does not result in a sanction or the sanction imposed against us or our personnel were small in monetary amount, the adverse publicity relating to the investigation, proceeding or imposition of these sanctions could harm our reputation.

In addition, in 2022, the SEC voted to propose five new rules and amendments to existing rules under the Investment Advisers Act that would impact our asset management business. Two of these proposed rules relate to the Form PF, which is a regulatory filing made to the SEC by investment advisers to private funds. The third proposed rule is a series of requirements that would expand regulatory obligations for private fund investment advisers, the fourth proposed rule relates to cybersecurity risk management, and the fifth proposed rule relates to oversight of service providers that perform certain covered functions related to advisory services. If these proposed rules are finalized and enacted, with or without modifications, they would likely require significant investment of additional management and financial resources and otherwise have a significant impact on our asset management business, which may have an adverse effect on our business, financial position, results of operations and/or liquidity.

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

The Investment Company Act and the rules thereunder contain detailed parameters for the organization and operation of investment companies. Among others, the Investment Company Act and the rules thereunder limit or prohibit transactions with affiliates, impose limitations on the issuance of debt and equity securities, generally prohibit the issuance of options and impose certain governance requirements. We intend to conduct our operations so that we will not be deemed an investment company under the Investment Company Act, which will require us to conduct our business in a manner that does not subject us to the registration and other requirements of the Investment Company Act. If we are deemed to be an investment company under the Investment Company Act, requirements imposed by the Investment Company Act, including limitations on our capital structure, ability to transact business with affiliates and ability to compensate key employees, could make it impractical for us to continue our business as currently conducted,

156    Burford Capital Annual Report 2022

impair the agreements and arrangements between and among us and our customers and materially adversely affect our business, financial position, results of operations and/or liquidity.

Risks relating to cybersecurity, third-party service providers, information technology and data privacy and protection

Cybersecurity risks could result in the loss of data, interruptions in our business or damage to our reputation and subject us to regulatory actions, increased costs and financial losses, any of which could have a material adverse effect on our business, financial position, results of operations and/or liquidity.

Our systems may fail to operate properly or become disabled as a result of tampering or a breach of our network security systems or otherwise. In addition, our systems face ongoing cybersecurity threats and attacks. Attacks on our systems could involve, and in some instances have in the past involved, attempts intended to obtain unauthorized access to our proprietary information, destroy data or disable, degrade or sabotage our systems, or divert or otherwise steal funds, including through the introduction of computer viruses, “phishing” attempts and other forms of social engineering. Cyberattacks and other security threats could originate from a wide variety of external sources, including cyber criminals, nation state hackers, hacktivists and other outside parties. Cyberattacks and other security threats could also originate from the malicious or accidental acts of insiders, such as employees. In addition, there is an increased risk that we may experience cybersecurity-related incidents as a result of our employees, third-party service providers or other third parties working remotely on less secure systems and environments. There has been an increase in the frequency and sophistication of the cyber and security threats we face, with attacks ranging from those common to businesses generally to those that are more advanced and persistent, which may target us because we hold a significant amount of privileged information about our legal finance assets. As a result, we may face a heightened risk of a security breach or disruption with respect to such privileged information. While we take significant efforts to protect our systems and data, including establishing internal processes and implementing technological measures designed to provide multiple layers of security, our safety and security measures might be insufficient to prevent damage to, or interruption or breach of, our information systems, data (including personal data), and operations, especially because cyberattack techniques change frequently or are not recognized until successful. If our systems are compromised, do not operate properly or are disabled, or if we fail to provide the appropriate regulatory or other notifications in a timely manner, we could suffer financial loss, a disruption of our business, liability to our shareholders and/or private funds and private fund investors, regulatory intervention or reputational damage. Furthermore, if we fail to comply with the relevant laws, rules and regulations, it could result in regulatory investigations and penalties, which could lead to negative publicity and reputational harm and may cause our shareholders and/or private fund investors and counterparties to lose confidence in the effectiveness of our security measures.

The failure of our third-party service providers to fulfill their obligations, or misconduct by our third-party service providers, may have a material adverse effect on our business, financial position, results of operations and/or liquidity.

We depend on third-party service providers for, among others, fund administration and for provision of a variety of corporate services to manage our multi-jurisdictional structure. There can be no assurance that our internal controls and procedures will be effective in monitoring and managing such third-party service providers. The failure of our third-party service providers to fulfill their obligations to us, or misconduct by our third-party service providers, could disrupt our operations and lead to reputational harm, which may have a material adverse effect on our business, financial position, results of operations and/or liquidity.

Our operations are dependent on the proper functioning of information technology systems.

We rely on our information technology systems to conduct our business, including case management and documentation, as well as producing financial and management reports on a timely basis and maintaining accurate records and utilizing AI tools or solutions. Our information technology processes and systems may not operate as expected, may not fulfil their intended purpose or may be damaged or interrupted by increases in usage, human error, unauthorized access, natural or man-made hazards or disasters or similarly disruptive events. Any disruption or failure of the information technology systems or third-party infrastructure on which we rely, including a disruption or failure involving electronic communications or other services used by us or our third-party service providers or affecting our cloud services providers, could lead to costs and disruptions that could adversely affect our reputation, prospects, business, financial position, results of operations and/or liquidity.

Burford Capital Annual Report 2022    157

Computer and data-processing systems are susceptible to malfunctions and interruptions (including those due to equipment damage, power outages, computer viruses, natural or man-made hazards or disasters and a range of other hardware, software and network problems). A significant malfunction or interruption of one or more of our computer or data-processing systems could adversely affect our ability to keep our operations running efficiently and affect service availability. In addition, it is possible that a malfunction of our data system security measures could enable unauthorized persons to access sensitive data, including information relating to our intellectual property or litigation or business strategy or those of our clients. Any such malfunction or disruptions could cause economic losses. A failure of our information technology systems could also cause damage to our reputation which could harm our business. Any of these developments, alone or in combination, could have a material adverse effect on our business, financial position, results of operations and/or liquidity.

We are required to maintain the privacy and security of personal information and comply with applicable data privacy and protection laws and regulations.

We collect, store and process personal information about individuals, including employees, contractors and third-party service providers as well as suppliers, agents, clients, investors and counterparties. This information is increasingly subject to a range of international data privacy and protection laws and regulations, including the California Consumer Privacy Act, the California Privacy Rights Act, the UK General Data Protection Regulation, the UK Data Protection Act 2018, the EU General Data Protection Regulation and the DIFC Data Protection Law No. 5 of 2020. Additional data privacy and protection laws and regulations may come into effect in the United States on a state-by-state basis or worldwide that could potentially impact our business. While we have invested and continue to invest resources to comply with data privacy and protection laws and regulations, many of these laws and regulations are new, complex and subject to interpretation. To maintain compliance with these laws and regulations, we may incur increased costs to continually evaluate and modify our policies and processes and to adapt to new legal and regulatory requirements. A failure to comply with data privacy and protection laws and regulations could result in negative publicity, damage to our reputation, penalties or significant legal liability. Furthermore, our business and operations could also be adversely affected if legislation or regulations are expanded to require changes in our business practices or if governing jurisdictions interpret or implement their legislation or regulations in ways that negatively affect our business.

Risks relating to our indebtedness

We may not be able to generate sufficient cash to service our indebtedness and may be forced to take other actions to meet our obligations under our indebtedness, which may not be successful.

We have significant debt service obligations. Our ability to make principal or interest payments when due on our indebtedness and to fund our ongoing operations will depend on our future performance and our ability to generate cash, which is subject to general economic, financial, competitive, legislative, legal, regulatory and other factors, many of which are beyond our control. In addition, our cash flows, to a large extent, depend on the outcome of litigation matters to which we have made a capital commitment. Such outcomes are inherently uncertain, and it is difficult to accurately forecast our cash flows for any future period. While the interest payment dates on our debt obligations are fixed, the cash inflows from litigation matters fluctuate materially. In addition, the trust deeds and the indentures governing our indebtedness contain various covenants, including the requirement to maintain a certain leverage ratio in the case of the trust deeds. If we are unable to comply with these covenants, payment on our indebtedness may become due early. If we do not have sufficient cash at the required time, we may have difficulty meeting our payment obligations under our existing indebtedness.

At the maturity of the obligations under our outstanding indebtedness and any other indebtedness that we may incur in the future, if we do not have sufficient cash flows from operations and other capital resources to pay our debt obligations or to fund our other liquidity needs, or if we are otherwise restricted from doing so due to corporate, tax or contractual limitations, we may be required to refinance our indebtedness. If we are unable to refinance all or a portion of our indebtedness or obtain such refinancing on terms acceptable to us, we may be forced to reduce or delay our business obligations, activities or capital expenditures, sell assets, raise additional debt or equity financing in amounts that could be substantial or restructure or refinance all or a portion of our indebtedness, on or before maturity. There can be no assurance that we would be able to accomplish any of these alternatives on a timely basis or on satisfactory terms, if at all, or that those actions would secure sufficient funds to meet our obligations under our indebtedness.

158    Burford Capital Annual Report 2022

In particular, our ability to restructure or refinance our indebtedness will depend, in part, on our financial condition at the time of restructuring or refinancing, as the case may be, as well as on many factors outside of our control, including then-prevailing conditions in the international credit and capital markets. Any refinancing of our indebtedness could be at higher interest rates than our existing indebtedness and may require us to comply with more onerous covenants. The terms of our existing or future indebtedness may restrict us from adopting some of these alternatives. In addition, any failure to make payments of interest or principal on our outstanding indebtedness on a timely basis would likely result in a reduction of our credit rating, which could harm our ability to incur additional indebtedness.

Despite our level of indebtedness, we may be able to incur substantial additional indebtedness, which could further exacerbate the risks associated with our substantial indebtedness.

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

Risks relating to our ordinary shares

Our ordinary shares are traded on more than one market, which may result in price and volume variations.

Our ordinary shares have traded on the NYSE since October 2020 and on AIM since 2009. Trading in our ordinary shares on these markets takes place in different currencies (US dollar on the NYSE and pound sterling on AIM) and at different times (resulting from different time zones, different trading days and different public holidays in the United States and the United Kingdom). The trading prices, volatility and liquidity of our ordinary shares on these two markets may differ due to these and other factors, including different custody and settlement arrangements that may affect cross-market trading. Any decrease in the price of our ordinary shares on AIM could cause a decrease in the trading price of our ordinary shares on the NYSE, and vice versa. Investors could seek to sell or buy our ordinary shares to take advantage of any price differences between the markets through a practice referred to as arbitrage. Any arbitrage activity could create unexpected volatility in the trading price of our ordinary shares.

The trading price of our ordinary shares may fluctuate significantly.

The market price of our ordinary shares has been highly volatile. For example, the market price of our ordinary shares has ranged on AIM from a high of £18.70 per ordinary share on March 14, 2019 (approximately $24.84 using the exchange rate of $1.3282 on March 14, 2019) to a low of £2.81 per ordinary share on March 18, 2020 (approximately $3.31 using the exchange rate of $1.1763 on March 18, 2020). The market price of our ordinary shares on the NYSE and AIM could continue to be volatile as a result of the risks set forth in this Annual Report and others beyond our control, including:

▪	Regulatory actions or changes in laws with respect to legal finance or practices commonly used in the legal finance industry
▪	Actual or anticipated fluctuations in our financial position and/or results of operations
▪	Increased competition and actual or anticipated changes in our growth rate relative to our competitors
▪	Announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures, collaborations or capital commitments
▪	Failure to meet or exceed financial estimates and projections of the investment community or that we provide to the public
▪	Issuance of research reports by securities analysts or other members of the financial community
▪	Fluctuations in the valuation of companies perceived by investors to be comparable to us
▪	Additions or departures of key management

Burford Capital Annual Report 2022    159

▪	Sales or issuances of our ordinary shares by us, our insiders or our other shareholders
▪	General economic and market conditions

These and other market and industry factors may cause the market price and demand for our ordinary shares to fluctuate significantly, regardless of our actual operating performance. In addition, the trading market for our ordinary shares is affected by the research and reports that equity research analysts publish about us and our business, over which we have no control. The price of our ordinary shares could fluctuate significantly if one or more equity analysts issues unfavorable commentary or ceases publishing reports about us.

There can be no assurance that we will pay dividends or distributions.

The Board has approved an interim cash dividend for the year ended December 31, 2022 of 6.25 cents per share, payable in June 2023. In the past, the Board did not declare an interim cash dividend for the year ended December 31, 2020 and, given the economic uncertainties surrounding the Covid-19 pandemic, the Board did not propose payment of a final cash dividend for the year ended December 31, 2019. We cannot assure you that we will declare dividends or distributions in the future. The declaration and payment of dividends and distributions, if any, will always be subject to the discretion of the Board and the requirements of Guernsey law (including, among others, satisfaction of a statutory solvency test). The timing and amount of any dividends or distributions declared will depend on, among others, our cash flows from operations and available liquidity, our earnings and financial position and any applicable contractual restrictions, including restrictions in the instruments governing our debt securities.

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

The market price of our ordinary shares could decline as a result of issuances of securities (including our ordinary shares) by us or sales by our existing shareholders of ordinary shares in the market, or the perception that such issuances or sales could occur. Sales of our ordinary shares by shareholders may make it more difficult for us to sell equity securities at a time and price that we deem appropriate. See “Compensation—Senior management and employee compensation—LTIP” for information with respect to our ordinary shares issued, and available for future grants, under the LTIP. Issuances or sales of substantial numbers of our ordinary shares, or the perception that such issuances or sales could occur, may adversely affect the market price of our ordinary shares.

We are currently a foreign private issuer within the meaning of the rules under the Exchange Act and, as such, we are exempt from certain provisions applicable to US domestic public companies.

Because we currently qualify as a foreign private issuer within the meaning of the rules under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations that are applicable to US domestic public companies, including, among others:

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

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, during the year ending December 31, 2023, we intend to begin making available our interim unaudited consolidated financial statements on a quarterly basis, commencing with the quarter ended on March 31, 2023. Press releases

160    Burford Capital Annual Report 2022

relating to financial results and material events are also furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC is less extensive and less timely compared to that required to be filed with the SEC by US domestic public companies. As a result, you will not receive the same information that would be made available to you if we were a US domestic public company.

As a foreign private issuer whose ordinary shares are listed on the NYSE, we currently follow certain home country corporate governance practices instead of certain NYSE requirements.

We are incorporated under the laws of Guernsey and our corporate affairs, including with respect to corporate governance, are principally governed by the Guernsey Companies Law. We are currently a foreign private issuer within the meaning of the rules under the Exchange Act and the NYSE. Under the NYSE rules, a foreign private issuer is subject to less stringent corporate governance requirements. Subject to certain exceptions, the rules of the NYSE permit a foreign private issuer to follow its home country practice in lieu of the listing requirements of the NYSE, including, among others, (i) the requirement to adopt and disclose corporate governance guidelines and (ii) the requirement to have an internal audit function. Accordingly, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all of the NYSE corporate governance requirements for US domestic public companies.

Our expected loss of foreign private issuer status will increase our regulatory and compliance costs.

We expect to lose foreign private issuer status as soon as the beginning of 2024 depending on whether the majority of our ordinary shares will be held in the United States. Following the loss of foreign private issuer status, we will no longer be eligible to use the rules designated for foreign private issuers and will be required to comply with the reporting regime that applies to US domestic public companies. The regulatory and compliance costs to us under US securities laws as a US domestic public company will potentially be greater than the costs incurred as a foreign private issuer. Among other consequences, once we are not a foreign private issuer, we will be required to file periodic and current reports and registration statements on US domestic public company forms with the SEC, which are generally more detailed and extensive than the forms available to a foreign private issuer and are generally required to be filed within shorter time periods. In addition, we will be required to comply with the proxy requirements applicable to US domestic public companies and will lose the ability to rely on exemptions from corporate governance requirements that are available to foreign private issuers.

The requirements of being a US public company may strain our resources, divert management’s attention and affect our ability to attract and retain key personnel and qualified senior management and members of the Board.

We are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, as amended, the listing requirements of the NYSE and other securities rules and regulations applicable to a foreign private issuer within the meaning of the rules under the Exchange Act. Compliance with these rules and regulations has increased our legal and financial compliance costs, making some activities more difficult, time-consuming and costly, and has increased demand on our systems and resources. Such demands would likely continue to increase, particularly when we expect to lose our status as a foreign private issuer. As a result of the complexity involved in complying with the rules and regulations applicable to US public companies, our management’s attention may be diverted from other business concerns, which could adversely affect our reputation, prospects, business, financial position, results of operations and/or liquidity. In addition, as a US public company, it is more expensive for us to maintain adequate director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified senior management and members of the Board.

The material weaknesses that were identified in our internal control over financial reporting, the determination that our internal control over financial reporting and disclosure controls and procedures were not effective and the restatements of our previously issued financial statements could impact investors’ views on the reliability of our consolidated financial statements and could result in loss of investor confidence, shareholder litigation or adverse regulatory consequences, any of which could cause the market value of our ordinary shares or debt securities to decline or impact our ability to access the capital markets.

The SEC rules implementing Section 404(a) of the Sarbanes-Oxley Act require a company subject to the reporting requirements of the Exchange Act to complete a comprehensive evaluation of its internal control over financial reporting. To comply with these rules, we are required to assess, document and test our internal control procedures,

Burford Capital Annual Report 2022    161

and our management is required to assess and issue a report concerning our internal control over financial reporting. We also maintain disclosure controls and procedures that are designed, among other things, to ensure that information required to be disclosed in the reports we file or furnish under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. In addition, we are subject to the independent auditor attestation requirements under Section 404(b) of the Sarbanes-Oxley Act, pursuant to which our independent auditor is required to attest to and report on management’s assessment of our internal control over financial reporting.

The SEC has adopted the definitions of “material weakness” and “significant deficiency” used in the PCAOB auditing standards. Under such standards, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our consolidated financial statements will not be prevented or detected on a timely basis. As disclosed under “Controls and procedures”, a material weakness existed in our internal control over financial reporting at each of December 31, 2022 and 2021. Following comments from and engagement with the staff of the SEC and in connection with the preparation of our consolidated financial statements for the year ended December 31, 2022, our management, in consultation with our independent auditor, examined our historical approach to fair value accounting for capital provision assets, performed a detailed assessment of the application of ASC 820 and revised our approach to fair value accounting for our capital provision assets in consideration of ASC 820. As a result of this work, we have moved to a revised approach to determine the fair value of our capital provision assets that we believe is in compliance with ASC 820. While the revised approach retains objective events in the underlying litigation as the principal determinant of fair value changes, it uses a discounted cash flow model that incorporates interest rates, litigation duration and other traditional valuation factors to determine the fair value of our capital provision assets. Our management determined, together with the Audit Committee, that the historical approach did not comply with US GAAP and resulted in measurement errors requiring restatement of our historical audited consolidated financial statements at and for the years ended December 31, 2021, 2020 and 2019 and the unaudited condensed consolidated financial statements for the six months ended June 30, 2022. See “Explanatory Note”, note 2 (Summary of significant accounting policies—Restatement), note 6 (Capital provision assets) and note 15 (Fair value of assets and liabilities) for additional information with respect to the restatement. Under the PCAOB auditing standards, a restatement of financial statements is by definition evidence of a material weakness in internal controls. Thus, in connection with the identified material weakness in our internal control over financial reporting which failed to prevent or detect the identified misstatements requiring the restatement, we have no alternative but to conclude that our internal control over financial reporting and disclosure controls and procedures were not effective at each of December 31, 2022 and 2021.

In addition, as previously disclosed under “Controls and procedures” in the 2021 Annual Report and considering the further discussion contained in this Annual Report, material weaknesses unrelated to the most recently identified material weakness existed in our internal control over financial reporting at December 31, 2021 and the determination was made that our internal control over financial reporting and disclosure controls and procedures were not effective at December 31, 2021, although we have established appropriate remediation controls with the result that we remediated such material weaknesses during the year ended December 31, 2022. See “Controls and procedures—Management’s report on internal control over financial reporting” for additional information with respect to such material weaknesses and remediation controls. There can be no assurance that additional material weaknesses will not be identified in the future. We previously restated our historical audited consolidated financial statements at and for the years ended December 31, 2020, 2019 and 2018 and the unaudited condensed consolidated financial statements for the six months ended June 30, 2021 and 2020 in connection with (i) the consolidation of certain subsidiaries, most notably Colorado, and (ii) the potential future expense associated with “carry” payments that may be payable to certain employees in connection with future realized performance of our portfolio.

If additional material weaknesses are identified in the future or if we are unable to successfully remediate our existing or any future material weaknesses or other deficiencies in our internal control over financial reporting or disclosure controls and procedures, our ability to record, process and report financial information accurately and to prepare consolidated financial statements within the time periods specified by the rules and regulations of the SEC could be adversely affected. This could in turn subject us to shareholder litigation or adverse regulatory consequences, including sanctions by the SEC or violations of the applicable listing rules of the NYSE, which may result in a breach of the covenants under our existing or future debt instruments. In addition, any failure to implement and maintain effective internal control over financial reporting could adversely affect the results of periodic management evaluations and the independent registered public accounting firm’s annual attestation reports regarding the effectiveness of our internal

162    Burford Capital Annual Report 2022

control over financial reporting. There could also be a negative reaction in the financial markets, due to a loss of investor confidence in us and the reliability of our consolidated financial statements, which could have a material adverse effect on our business and/or liquidity which may in turn impact our financial position and results of operations and lead to a decline in the market price of our ordinary shares or debt securities or impact our ability to access capital markets.

If we are classified as a PFIC for US federal income tax purposes, such classification could result in adverse US federal income tax consequences to US investors.

If we are treated as a passive foreign investment company (“PFIC”) in any year during which a US Holder holds our ordinary shares, such US Holder could be subject to significant adverse US federal income tax consequences as a result of the ownership and disposition of our ordinary shares. See “Tax considerations—Material US federal income tax considerations” for additional information with respect to PFIC classification and consequences to US federal income tax consequences to US investors.

Risks relating to our incorporation in Guernsey

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

We are incorporated under the laws of Guernsey. In the event of a bankruptcy, insolvency or similar event, proceedings could be initiated in Guernsey or another relevant jurisdiction. The bankruptcy, insolvency, administrative and other laws of our and our subsidiaries’ jurisdictions of organization or incorporation may be materially different from, or in conflict with, each other and those of the United States, including in the areas of rights of creditors, shareholders, priority of governmental and other creditors and timing and duration of the proceedings. The application of these laws, or any conflict among them, could call into question whether any particular jurisdiction’s law should apply, adversely affecting our shareholders’ ability to enforce their rights under the ordinary shares in those jurisdictions or limit any amounts that they may receive.

Burford Capital Annual Report 2022    163

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

In Guernsey, foreign judgments may be recognized by the Royal Court of Guernsey either pursuant to the Judgments (Reciprocal Enforcement) (Guernsey) Law, 1957 (as amended), which provides an obligatory statutory framework for the enforcement of judgments from certain recognized jurisdictions, or pursuant to the principles of customary law. Guernsey is not party to any convention or bilateral treaty with the United States providing for the reciprocal recognition and enforcement of judgments. As a result, a judgment obtained in a court in the United States against us or any of our officers and directors incorporated or located, as applicable, in Guernsey will not automatically be recognized or enforced in Guernsey, but may be enforceable by separate action on the judgment in accordance with the Guernsey customary law rules. To obtain an enforceable judgment in Guernsey, the claimant would be required to bring new proceedings before the competent court in Guernsey. In such proceedings, the Guernsey court is unlikely to re-hear the case on its merits, except in accordance with principles of private international law. According to current practice, the Royal Court of Guernsey may enforce the judgment of a court in the United States in a claim in personam if the following conditions, among other things, are satisfied:

▪	The judgment is for a debt or fixed or ascertainable sum of money (provided that the judgment does not relate to US penal, revenue or other public laws)
▪	The judgment is final and conclusive
▪	The court in the United States had, at the time when proceedings were served, jurisdiction over the judgment debtor in accordance with the principles of private international law, as applied by Guernsey law
▪	The judgment was not (i) procured by fraud or (ii) given in breach of principles of natural or substantial justice
▪	Recognition of the judgment would not be contrary to Guernsey public policy or natural justice
▪	The judgment is not a judgment on a matter previously determined by a Guernsey court, or another court whose judgment is entitled to recognition in Guernsey, or conflicts with an earlier judgment of such court
▪	The judgment was not obtained in breach of an agreement for the settlement of disputes
▪	Enforcement proceedings are not time barred under the Guernsey Laws on Prescription/Limitation. If the Guernsey court gives judgment for the sum payable under a judgment of a US court, the Guernsey judgment would be enforceable by the methods generally available for the enforcement of Guernsey judgments

These conditions give the court discretion whether to allow enforcement by any particular method. In addition, it may not be possible to obtain a Guernsey judgment or to enforce a Guernsey judgment if the judgment debtor is subject to any administration, winding-up or similar proceedings, if there is delay, if an appeal is pending or anticipated against the Guernsey judgment in Guernsey or against the foreign judgment in the courts of the United States or if the judgment debtor has any set-off or counterclaim against the judgment creditor.

Furthermore, any pre-existing security interest in Guernsey situs assets may affect both the enforcement of a judgment debt against the assets in which the interest has been created and the ability of any persons empowered under foreign insolvency law to act on behalf of an insolvent company, and recognized in Guernsey, to effect any recovery of such assets.

164    Burford Capital Annual Report 2022

Memorandum and articles of incorporation

The information required by Item 10.B of Form 20-F has been provided in Exhibit 2.1 to this Annual Report and is incorporated herein by reference.

Material contracts

Set forth below are material contracts outside the ordinary course of business to which we are a party at the date of this Annual Report. Summaries of the material contracts are not intended to be complete and reference is made to the contracts themselves, which are exhibits to this Annual Report.

Indenture, dated as of April 11, 2022, by and among Burford Capital Global Finance LLC, as issuer, Burford Capital Limited, as parent guarantor, the other guarantors party thereto from time to time and U.S. Bank Trust Company, National Association, as trustee

On April 11, 2022, Burford Capital Global Finance LLC issued $360 million aggregate principal amount of 6.875% senior notes due 2030 (the “2030 Notes”). The 2030 Notes bear interest at a rate of 6.875% per annum, payable semi-annually in arrears on April 15 and October 15 of each year.

The 2030 Notes were issued under an indenture by and among Burford Capital Global Finance LLC, as issuer, Burford Capital Limited, as parent guarantor, the other guarantors party thereto from time to time and U.S. Bank Trust Company, National Association, as trustee. The 2030 Notes (i) are senior unsecured obligations of Burford Capital Global Finance LLC, (ii) rank equal in right of payment with all existing and future unsecured indebtedness of Burford Capital Global Finance LLC that is not expressly subordinated in right of payment to the 2030 Notes and are senior in right of payment to all existing and future indebtedness of Burford Capital Global Finance LLC expressly subordinated in right of payment to the 2030 Notes and (iii) are fully and unconditionally guaranteed on a senior and unsecured basis by Burford Capital Limited, Burford Capital Finance LLC and Burford Capital PLC. Each restricted subsidiary of Burford Capital Limited (other than Burford Capital Global Finance LLC) that (i) incurs or guarantees any indebtedness under the notes outstanding at the issue date of the 2030 Notes or (ii) incurs other indebtedness for borrowed money or guarantees other indebtedness for borrowed money of Burford Capital Global Finance LLC or any guarantor of the 2030 Notes in an aggregate principal amount in excess of $5 million, is required to guarantee the 2030 Notes.

Burford Capital Global Finance LLC may redeem some or all of the 2030 Notes on or after April 15, 2025 at the redemption prices set forth in the indenture governing the 2030 Notes, plus accrued and unpaid interest. Burford Capital Global Finance LLC may redeem some or all of the 2030 Notes at any time before April 15, 2025 at a redemption price equal to 100% of the aggregate principal amount of the 2030 Notes redeemed, plus a make-whole premium and accrued and unpaid interest. In addition, prior to April 15, 2025, Burford Capital Global Finance LLC may redeem at its option up to 40% of the aggregate principal amount of the 2030 Notes with the proceeds of certain equity offerings at the redemption price set forth in the indenture governing the 2030 Notes, provided that at least 50% of the aggregate principal amount of the 2030 Notes remains outstanding. Furthermore, Burford Capital Global Finance LLC will be required to make an offer to repurchase all of the 2030 Notes upon the occurrence of certain events constituting a Change of Control Triggering Event (as defined in the indenture governing the 2030 Notes) at a price equal to 101% of the principal amount of the 2030 Notes, plus accrued and unpaid interest. If Burford Capital Global Finance LLC sells certain assets and the net cash proceeds are not applied as permitted under the indenture governing the 2030 Notes, Burford Capital Global Finance LLC may be required to use such proceeds to offer to purchase some of the 2030 Notes at 100% of the aggregate principal amount of the 2030 Notes repurchased, plus accrued and unpaid interest.

The indenture governing the 2030 Notes contains certain customary covenants, including restrictions on the ability of Burford Capital Limited and its restricted subsidiaries to (i) incur or guarantee additional indebtedness, (ii) pay cash dividends or make other cash distributions in respect of, or repurchase or redeem, capital stock or make other restricted payments (including restricted investments), (iii) create or incur certain liens, (iv) merge or consolidate with another company or sell all or substantially all of their assets and (v) enter into transactions with affiliates. The 2030 Notes are governed by the laws of the State of New York.

Burford Capital Annual Report 2022    165

Indenture, dated as of April 5, 2021, by and among Burford Capital Global Finance LLC, as issuer, Burford Capital Limited, as parent guarantor, the other guarantors party thereto from time to time and U.S. Bank Trust Company, National Association, as trustee

On April 5, 2021, Burford Capital Global Finance LLC issued $400 million aggregate principal amount of 6.250% senior notes due 2028 (the “2028 Notes”). The 2028 Notes bear interest at a rate of 6.250% per annum, payable semi-annually in arrears on April 15 and October 15 of each year.

The 2028 Notes were issued under an indenture by and among Burford Capital Global Finance LLC, as issuer, Burford Capital Limited, as parent guarantor, the other guarantors party thereto from time to time and U.S. Bank Trust Company, National Association, as successor to U.S. Bank National Association, as trustee. The 2028 Notes (i) are senior unsecured obligations of Burford Capital Global Finance LLC, (ii) rank equal in right of payment with all existing and future unsecured indebtedness of Burford Capital Global Finance LLC that is not expressly subordinated in right of payment to the 2028 Notes and are senior in right of payment to all existing and future indebtedness of Burford Capital Global Finance LLC expressly subordinated in right of payment to the 2028 Notes and (iii) are fully and unconditionally guaranteed on a senior and unsecured basis by Burford Capital Limited, Burford Capital Finance LLC and Burford Capital PLC. Each restricted subsidiary of Burford Capital Limited (other than Burford Capital Global Finance LLC) that (i) incurs or guarantees any indebtedness under the notes outstanding at the issue date of the 2028 Notes or (ii) incurs other indebtedness for borrowed money or guarantees other indebtedness for borrowed money of Burford Capital Global Finance LLC or any guarantor of the 2028 Notes in an aggregate principal amount in excess of $5 million, is required to guarantee the 2028 Notes.

Burford Capital Global Finance LLC may redeem some or all of the 2028 Notes on or after April 15, 2024 at the redemption prices set forth in the indenture governing the 2028 Notes, plus accrued and unpaid interest. Burford Capital Global Finance LLC may redeem some or all of the 2028 Notes at any time before April 15, 2024 at a redemption price equal to 100% of the aggregate principal amount of the 2028 Notes redeemed, plus a make-whole premium and accrued and unpaid interest. In addition, prior to April 15, 2024, Burford Capital Global Finance LLC may redeem at its option up to 40% of the aggregate principal amount of the 2028 Notes with the proceeds of certain equity offerings at the redemption price set forth in the indenture governing the 2028 Notes, provided that at least 50% of the aggregate principal amount of the 2028 Notes remains outstanding. Furthermore, Burford Capital Global Finance LLC will be required to make an offer to repurchase all of the 2028 Notes upon the occurrence of certain events constituting a Change of Control Triggering Event (as defined in the indenture governing the 2028 Notes) at a price equal to 101% of the principal amount of the 2028 Notes, plus accrued and unpaid interest. If Burford Capital Global Finance LLC sells certain assets and the net cash proceeds are not applied as permitted under the indenture governing the 2028 Notes, Burford Capital Global Finance LLC may be required to use such proceeds to offer to purchase some of the 2028 Notes at 100% of the aggregate principal amount of the 2028 Notes repurchased, plus accrued and unpaid interest.

The indenture governing the 2028 Notes contains certain customary covenants, including restrictions on the ability of Burford Capital Limited and its restricted subsidiaries to (i) incur or guarantee additional indebtedness, (ii) pay cash dividends or make other cash distributions in respect of, or repurchase or redeem, capital stock or make other restricted payments (including restricted investments), (iii) create or incur certain liens, (iv) merge or consolidate with another company or sell all or substantially all of their assets and (v) enter into transactions with affiliates. The 2028 Notes are governed by the laws of the State of New York.

Trust Deed, dated as of February 12, 2018, by and among Burford Capital Finance LLC, as issuer, Burford Capital Limited, Burford Capital PLC and Burford Capital Global Finance LLC, as guarantors, and U.S. Bank Trustees Limited, as trustee

On February 12, 2018, Burford Capital Finance LLC issued $180 million aggregate principal amount of 6.125% bonds due 2025 (the “2025 Bonds”). The 2025 Bonds bear interest at a rate of 6.125% per annum, payable semi-annually in arrears on February 12 and August 12 of each year.

The 2025 Bonds were issued under a trust deed by and among Burford Capital Finance LLC, as issuer, Burford Capital Limited, Burford Capital PLC and Burford Capital Global Finance LLC, as guarantors, and U.S. Bank Trustees Limited, as trustee. The 2025 Bonds (i) are unsecured, unsubordinated obligations of Burford Capital Finance LLC, (ii) rank equally in right of payment with all other existing and future unsecured, unsubordinated indebtedness of Burford Capital Finance LLC and (iii) are unconditionally guaranteed by Burford Capital Limited, Burford Capital PLC and Burford

166    Burford Capital Annual Report 2022

Capital Global Finance LLC. If any subsidiary, other than certain excluded subsidiaries, of Burford Capital Limited has certain indebtedness which amounts to more than £2 million, such subsidiary is required to provide a guarantee in respect of the 2025 Bonds.

Burford Capital Finance LLC may redeem the 2025 Bonds for certain tax reasons, in whole, but not in part, at any time at the principal amount, plus accrued and unpaid interest.

The trust deed governing the 2025 Bonds contains certain covenants, including (i) a restriction on the creation of any security interest by Burford Capital Finance LLC, Burford Capital Limited, Burford Capital PLC or Burford Capital Global Finance LLC with respect to their respective businesses, undertakings, assets or revenues to secure certain financial indebtedness unless the 2025 Bonds are secured equally, subject to certain exemptions, and (ii) a requirement that Burford Capital Limited maintains a level of consolidated net debt that is less than 50% of the level of its consolidated tangible assets. The 2025 Bonds are governed by English law.

Trust Deed, dated as of June 1, 2017, by and among Burford Capital PLC, as issuer, Burford Capital Limited, Burford Capital Finance LLC and Burford Capital Global Finance LLC, as guarantor, and U.S. Bank Trustees Limited, as trustee

On June 1, 2017, Burford Capital PLC issued £175 million aggregate principal amount of 5.000% bonds due 2026 (the “2026 Bonds”). The 2026 Bonds bear interest at a rate of 5.000% per annum, payable semi-annually in arrears on December 1 and June 1 of each year.

The 2026 Bonds were issued under a trust deed by and among Burford Capital PLC, as issuer, Burford Capital Limited, Burford Capital Finance LLC and Burford Capital Global Finance LLC, as guarantors, and U.S. Bank Trustees Limited, as trustee. The 2026 Bonds (i) are unsecured, unsubordinated obligations of Burford Capital PLC, (ii) rank equally in right of payment with all other existing and future unsecured, unsubordinated indebtedness of Burford Capital PLC and (iii) are unconditionally guaranteed by Burford Capital Limited, Burford Capital Finance LLC and Burford Capital Global Finance LLC. If any subsidiary, other than certain excluded subsidiaries, of Burford Capital Limited has certain indebtedness which amounts to more than £2 million, such subsidiary is required to provide a guarantee in respect of the 2026 Bonds.

Burford Capital PLC may redeem the 2026 Bonds, in whole, but not in part, at any time at the greater of (x) the principal amount and (y) an amount calculated by reference to the then-current yield of the UK 1.5% Treasury Gilt 2026 plus 1.0%, in each case, plus accrued and unpaid interest. Burford Capital PLC may redeem the 2026 Bonds for certain tax reasons, in whole, but not in part, at any time at the principal amount, plus accrued and unpaid interest.

The trust deed governing the 2026 Bonds contains certain covenants, including (i) a restriction on the creation of any security interest by Burford Capital PLC, Burford Capital Limited, Burford Capital Finance LLC or Burford Capital Global Finance LLC with respect to their respective businesses, undertakings, assets or revenues to secure certain financial indebtedness unless the 2026 Bonds are secured equally, subject to certain exemptions, and (ii) a requirement that Burford Capital Limited maintains a level of consolidated net debt that is less than 50% of the level of its consolidated tangible assets. The 2026 Bonds are governed by English law.

Trust Deed, dated as of April 26, 2016, by and among Burford Capital PLC, as issuer, Burford Capital Limited, Burford Capital Finance LLC and Burford Capital Global Finance LLC, as guarantor, and U.S. Bank Trustees Limited, as trustee

On April 26, 2016, Burford Capital PLC issued £100 million aggregate principal amount of 6.125% bonds due 2024 (the “2024 Bonds”). The 2024 Bonds bear interest at a rate of 6.125% per annum, payable semi-annually in arrears on April 26 and October 26 of each year.

The 2024 Bonds were issued under a trust deed by and among Burford Capital PLC, as issuer, Burford Capital Limited, Burford Capital Finance LLC and Burford Capital Global Finance LLC, as guarantors, and U.S. Bank Trustees Limited, as trustee. The 2024 Bonds (i) are unsecured, unsubordinated obligations of Burford Capital PLC, (ii) rank equally in right of payment with all other existing and future unsecured, unsubordinated indebtedness of Burford Capital PLC and (iii) are unconditionally guaranteed by Burford Capital Limited, Burford Capital Finance LLC and Burford Capital Global Finance LLC. If any subsidiary, other than certain excluded subsidiaries, of Burford Capital Limited has certain indebtedness which amounts to more than £2 million, such subsidiary is required to provide a guarantee in respect of the 2024 Bonds.

Burford Capital Annual Report 2022    167

Burford Capital PLC may redeem the 2024 Bonds, in whole, but not in part, at any time at the greater of (x) the principal amount and (y) an amount calculated by reference to the then-current yield of the UK 2.75% Treasury Gilt 2024 plus 1.0%, in each case, plus accrued and unpaid interest. Burford Capital PLC may redeem the 2024 Bonds for certain tax reasons, in whole, but not in part, at any time at the principal amount, plus accrued and unpaid interest.

The trust deed governing the 2024 Bonds contains certain covenants, including (i) a restriction on the creation of any security interest by Burford Capital PLC, Burford Capital Limited, Burford Capital Finance LLC or Burford Capital Global Finance LLC with respect to their respective businesses, undertakings, assets or revenues to secure certain financial indebtedness unless the 2024 Bonds are secured equally, subject to certain exemptions, and (ii) a requirement that Burford Capital Limited maintains a level of consolidated net debt that is less than 50% of the level of its consolidated tangible assets. The 2024 Bonds are governed by English law.

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

Guernsey tax considerations

The summary below is based on Guernsey law and published practice in Guernsey at the date of this Annual Report, both of which are subject to change, possibly with retroactive effect. This summary is intended as a general guide to certain Guernsey tax matters related to the holders of our ordinary shares only and is not, is not intended to be nor should it be construed to be, legal or tax advice or a summary of all tax matters in Guernsey.

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

No stamp duty is chargeable in Guernsey on the issue, acquisition, transfer, conversion or redemption or other disposition of our ordinary shares (provided that it does not hold Guernsey real property).

Guernsey has implemented through domestic legislation matters related to (i) the Foreign Account Tax Compliance Act (“FATCA”) contained in the US Internal Revenue Code of 1986, as amended (the “Code”), and the Treasury Regulations promulgated thereunder and (ii) the Organisation for Economic Co-operation and Development’s regime known as the Common Reporting Standard (“CRS”). Pursuant to FATCA and CRS, disclosure and reporting of information may be required, including disclosure of certain information about shareholders, their ultimate beneficial owners and/or controllers and their investment in us. Shareholders should consult their tax advisers regarding the possible implications of FATCA, CRS and other similar regimes that may be relevant to their ownership and disposition of our ordinary shares.

Shareholders, including any nominees, should inform themselves as to all legal and tax consequences, and any foreign exchange requirements, which may apply to them in their respective jurisdictions in connection with their purchase, holding or disposal of our ordinary shares.

168    Burford Capital Annual Report 2022

Material US federal income tax considerations

General

The following is a discussion of the material US federal income tax considerations that may be relevant to US Holders (as defined below). This discussion is based upon provisions of the Code, the Treasury Regulations promulgated thereunder and administrative rulings and court decisions, all as in effect or existence on the date of this Annual Report and all of which are subject to change, possibly with retroactive effect. Changes in these authorities may cause the tax consequences of ownership of our ordinary shares to vary substantially from the consequences described below.

The following discussion applies only to beneficial owners of our ordinary shares that own ordinary shares as “capital assets” within the meaning of Section 1221 of the Code (i.e., generally, for investment purposes) and is not intended to be applicable to all categories of shareholders, such as shareholders subject to special tax rules (i.e., banks or financial institutions, regulated investment companies, insurance companies, broker-dealers or traders in stocks and securities or currencies, tax-exempt organizations, real estate investment trusts, retirement plans or individual retirement accounts, US expatriates, persons who hold our ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for US federal income tax purposes, traders in securities that have elected the mark-to-market method of accounting for their securities, persons liable for alternative minimum tax, persons who are investors in pass-through entities, persons that own (actually or constructively) 10% or more of our equity securities (by vote or value), persons who elect to receive dividends in a currency other than the US dollar or persons that have a functional currency other than the US dollar), each of whom may be subject to tax rules that differ significantly from those summarized below. If a partnership or other entity classified as a partnership for US federal income tax purposes holds our ordinary shares, the tax treatment of its partners generally will depend upon the status of the partner and the activities of the partnership. If you are a partner in a partnership holding our ordinary shares, you should consult your own tax advisor regarding the tax consequences to you of the partnership’s ownership of our ordinary shares.

No ruling has been or will be requested from the Internal Revenue Service (the “IRS”) in connection with any matter affecting us or our shareholders. The statements made herein may be challenged by the IRS and, if so challenged, may not be sustained upon review in a court. This discussion does not contain information regarding any US state, US local or US estate or gift tax considerations concerning the ownership or disposition of our ordinary shares. This discussion does not comment on all aspects of US federal income taxation that may be important to particular shareholders in light of their individual circumstances, and each shareholder is encouraged to consult its own tax advisor regarding the US federal, state, local and other tax consequences of the ownership or disposition of our ordinary shares.

As used herein, the term “US Holder” means a beneficial owner of our ordinary shares that is:

▪	An individual citizen or resident of the US
▪	A corporation (including any entity treated as a corporation for US federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia
▪	An estate the income of which is subject to US federal income taxation regardless of its source or
▪	A trust if (i) its administration is subject to the primary supervision of a court within the United States and one or more US persons, within the meaning of Section 7701(a)(30) of the Code, have the authority to control all substantial decisions of the trust or (ii) it has a valid election in effect under applicable Treasury Regulations to be treated as a US person for US federal income tax purposes.

Distributions

Subject to the discussion below of the rules applicable to PFICs, any distributions to a US Holder made by us with respect to our ordinary shares generally will constitute dividends to the extent of our current and accumulated earnings and profits, as determined under US federal income tax principles. Distributions in excess of our earnings and profits will be treated first as a nontaxable return of capital to the extent of the US Holder’s tax basis in our ordinary shares held by the US Holder and thereafter as capital gain. Because we do not maintain calculations of our earnings and profits under US federal income tax principles, US Holders should expect that distributions generally will be treated as dividends for US federal income tax purposes. US Holders that are corporations generally will not be entitled to claim a dividend received deduction with respect to distributions they receive from us. Distributions on our ordinary shares to certain non-corporate US Holders that satisfy a minimum holding period and other generally applicable requirements should generally be eligible for taxation at preferential rates. However, non-corporate holders that do

Burford Capital Annual Report 2022    169

not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. Shareholders should consult their own tax advisors regarding the application of these rules to their particular circumstances. Dividends received with respect to our ordinary shares generally will be treated as foreign source “passive category income” for purposes of computing allowable foreign tax credits for US federal income tax purposes. The US foreign tax credit rules are complex, and US Holders are urged to consult their own tax advisors regarding the availability of the US foreign tax credits and the application of the US foreign tax credit rules to their particular situation.

Sale, exchange or other disposition of our ordinary shares

Subject to the discussion below of the rules applicable to PFICs, a US Holder generally will recognize gain or loss upon a sale, exchange or other disposition of our ordinary shares in an amount equal to the difference between the amount realized by the US Holder from such sale, exchange or other disposition and the US Holder’s adjusted tax basis in such ordinary shares. The US Holder’s tax basis in our ordinary shares held by the US Holder generally will be the US Holder’s purchase price for our ordinary shares reduced by the amount of any distributions on our ordinary shares that are treated as non-taxable returns of capital (see “—Distributions”). Such gain or loss will be treated as capital gain or loss and will be long-term capital gain or loss if the US Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition. Certain US Holders (including individuals) may be eligible for preferential rates of US federal income tax in respect of long-term capital gains. A US Holder’s ability to deduct capital losses is subject to limitations. Such capital gain or loss generally will be treated as US source income or loss, as applicable, for US foreign tax credit purposes.

PFIC

In general, we will be treated as a PFIC if, in any tax year in which, after applying certain look-through rules, either (i) at least 75% of our gross income for such taxable year consists of passive income (e.g., dividends, interest, rents, royalties and capital gains from the sale or exchange of investment property) or (ii) at least 50% of the average value of the assets held by us during such taxable year produce, or are held for the production of, passive income. If we were a PFIC for any year during which a US Holder holds our ordinary shares, we generally would continue to be treated as a PFIC with respect to that US Holder for all succeeding years during which that US Holder holds our ordinary shares, even if we otherwise ceased to meet the requirements for PFIC status in that year.

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

If we were treated as a PFIC, a US Holder would be subject to significant adverse tax consequences, including interest charges and additional taxes, on certain excess distributions, sales, exchanges or other dispositions of our ordinary shares and certain transactions involving our subsidiaries that are themselves PFICs. A US Holder may mitigate certain, but not all, of these adverse consequences by making a timely “mark-to-market” election with respect to our ordinary shares. In addition, certain information reporting requirements apply with respect to the ownership of our ordinary shares. The US federal income tax rules relating to PFICs are very complex. Shareholders are strongly encouraged to consult their own tax advisor with respect to the impact of the PFIC rules on the purchase, ownership and disposition of our ordinary shares.

Specified foreign financial assets

Individual US Holders that own “specified foreign financial assets” with an aggregate value in excess of (i) $50,000 on the last day of the tax year or (ii) $75,000 at any time during the tax year are generally required to report information relating to such assets. “Specified foreign financial assets” include any financial accounts held at a foreign financial institution, as well as securities issued by a foreign issuer (which would include our ordinary shares) that are not held in accounts maintained by financial institutions. Higher reporting thresholds apply to certain married individuals. The

170    Burford Capital Annual Report 2022

applicable Treasury Regulations extend this reporting requirement to certain entities that are treated as formed or availed of to hold direct or indirect interests in “specified foreign financial assets” based on certain objective criteria. US Holders who fail to report the required information could be subject to substantial penalties. Shareholders are encouraged to consult their own tax advisor regarding reporting obligations, if any, that would result from their purchase, ownership or disposition of our ordinary shares.

Backup withholding and information reporting

In general, US Holders will be subject to information reporting requirements on dividends received with respect to our ordinary shares and the proceeds of a disposition of our ordinary shares, unless a US Holder is an exempt recipient (such as a corporation). Backup withholding may apply to such amounts if the US Holder fails to provide an accurate taxpayer identification number (generally on an IRS Form W-9) or is otherwise subject to backup withholding. Backup withholding is not an additional tax. A US Holder generally may obtain a credit for any amount withheld against its liability for US federal income tax (and obtain a refund of any amounts withheld in excess of such liability), provided that certain required information is timely furnished to the IRS.

Purchases of equity securities by the issuer and affiliated purchasers

The table below sets forth information about purchases by us and our affiliated purchasers during the year ended December 31, 2022 of equity securities that are registered by us pursuant to Section 12 of the Exchange Act.

				Total number of	Maximum number
	Total number			ordinary shares	(or approximate dollar
	of			purchased as part	value) of ordinary shares
	ordinary		Average price	of publicly	that may yet be
	shares		paid per	announced plans	purchased under
Period	purchased		ordinary share(1)	or programs	the plans or programs(2)
01/01/2022-01/31/2022	-		-	-	21,540,211
02/01/2022-02/28/2022	-		-	-	21,540,211
03/01/2022-03/31/2022	-		-	-	21,540,211
04/01/2022-04/30/2022	150,000	(3)	$ 9.30	150,000	21,390,211
05/01/2022-05/31/2022	468,000	(4)	$ 8.01	468,000	21,626,359
06/01/2022-06/30/2022	23,066	(5)	$ 8.92	23,066	21,603,293
07/01/2022-07/31/2022	-		-	-	21,603,293
08/01/2022-08/31/2022	-		-	-	21,603,293
09/01/2022-09/30/2022	-		-	-	21,603,293
10/01/2022-10/31/2022	-		-	-	21,603,293
11/01/2022-11/30/2022	-		-	-	21,603,293
12/01/2022-12/31/2022	348,352	(6)	$ 8.27	348,352	21,254,941
1.

Excludes broker and transaction fees. The average price of our ordinary shares purchased on AIM was converted into US dollars using the closing exchange rate of the Bank of England on the respective date of purchase.

2.

On May 18, 2021, our shareholders approved a resolution at our annual general meeting renewing our authorization to purchase up to 21,904,987 ordinary shares on the open market, which authority expired at the close of our annual general meeting held in May 2022. On May 18, 2022, our shareholders approved a resolution at our annual general meeting renewing our authorization to purchase up to 21,904,987 ordinary shares on the open market, which authority is set to expire at the close of our annual general meeting to be held in 2023.

3.	Consists of 150,000 ordinary shares purchased by the Burford Capital Employee Benefit Trust on the open market on AIM between April 8, 2022 and April 12, 2022 to satisfy vested awards under the LTIP.
4.

Consists of 468,000 ordinary shares purchased by Burford Capital LLC, our wholly owned subsidiary, on the open market on AIM between May 12, 2022 and May 24, 2022 in connection with obligations under the Deferred Compensation Plan.

5.	Consists of 23,066 ordinary shares purchased on the open market on the NYSE and AIM on June 13, 2022 and June 14, 2022 to satisfy grants of awards under the NED Plan.

6. Consists of 348,352 ordinary shares purchased by the Burford Capital Employee Benefit Trust on the open market on AIM between December 9, 2022 and December 30, 2022 to satisfy vested awards under the LTIP.

Documents on display

We are subject to the reporting requirements under the Exchange Act applicable to foreign private issuers. Accordingly, we file certain reports with, and furnish other information to, the SEC. You may inspect reports and other information regarding registrants, such as us, that file electronically with the SEC without charge at a website maintained by the SEC at www.sec.gov or call the SEC at 1-800-SEC-0330 for further information regarding the Public Reference Room.

Burford Capital Annual Report 2022    171

In addition, we use our website at investors.burfordcapital.com to make available documents and other information about our company. The documents and other information we make available on our website may be deemed material. Accordingly, investors should monitor our website in addition to following our press releases, SEC filings and public conference calls and webcasts. Furthermore, investors may automatically receive email alerts and other information about our company upon submitting a request at the “Investor Email Alerts” section of our website at investors.burfordcapital.com. The information on, or that can be accessed through, the SEC’s website and our website is not incorporated by reference into, and does not form a part of, this Annual Report.

Quantitative and qualitative disclosures about market risk

Market and asset risk

We are exposed to market and asset risk with respect to our marketable securities, due from settlement of capital provision assets, capital provision assets and financial liabilities relating to third-party interests in capital provision assets. With respect to our marketable securities, consisting primarily of corporate bonds, investment funds and US treasuries, market risk is the risk that the fair value of marketable securities will fluctuate due to changes in market variables, such as interest rates, credit risk, security and bond prices and foreign exchange rates. At December 31, 2022, 2021 and 2020, should the prices of the investments in corporate bonds and investment funds have been 10% higher or lower while all other variables remained constant, our income and net assets would have increased or decreased, respectively, by $13.6 million, $17.5 million and $1.7 million respectively.

We only fund capital provision assets upon undertaking an in-house due diligence process. However, capital provision assets involve high risk, and there can be no assurance of a particular realization in any individual capital provision asset. Certain of our capital provision assets are comprised of a portfolio of assets thereby mitigating the impact of the outcome of any single capital provision asset. While the claims underlying our capital provision assets are generally diverse, we monitor and manage the portfolio for related exposures that finance different clients relative to the same or very similar claims, such that the outcomes on those related exposures are likely to be correlated. Capital provision assets include a portfolio with equity risk where the price of a listed equity security is a determinant of the ultimate amount of the realization upon the resolution of the litigation risk. At December 31, 2022, 2021 and 2020, should the prices of the due from settlement of capital provision assets, capital provision assets and financial liabilities relating to third-party interests in capital provision assets have been 10% higher or lower while all other variables remained constant, our income and net assets would have increased and decreased, respectively, by $342.7 million, $277.9 million and $232.0 million respectively.

The sensitivity impacts have been provided on a pre-tax basis on both income and net assets as we consider the fluctuation in our effective tax rate from period to period could indicate changes in sensitivity not driven by the valuation that are difficult to follow and detract from the comparability of this information.

Liquidity risk

We are exposed to liquidity risk. Our financing of capital provision assets requires funds to meet commitments (as described in note 21 (Financial commitments and contingent liabilities) to our consolidated financial statements) and for settlement of operating liabilities. Our capital provision assets typically require significant capital contributions with little or no immediate return and no guarantee of return or repayment. See note 2 (Summary of significant accounting policies) to our consolidated financial statements. In order to manage liquidity risk, we finance assets with a range of anticipated lives and hold marketable securities which can be readily realized to meet those liabilities and commitments.

Marketable securities principally include corporate bonds, asset-backed securities, investment funds and US treasuries that can be redeemed on short notice or can be sold on an active trading market.

At December 31, 2022, we had $1.3 billion aggregate principal amount of our debt securities outstanding, which were issued primarily for the purpose of raising sufficient capital to help mitigate liquidity risk. At December 31, 2022, the future interest payments on our outstanding debt securities amounted to $413.1 million until their respective maturities in October 2024, August 2025, December 2026, April 2028 and April 2030, at which point the respective aggregate principal amounts will be required to be repaid. See note 13 (Debt) and note 21 (Financial commitments and contingent liabilities) to our consolidated financial statements for additional information with respect to our debt securities, including a schedule of maturities.

172    Burford Capital Annual Report 2022

Credit risk

We are exposed to credit risk in various asset structures as described in note 2 (Summary of significant accounting policies) to our consolidated financial statements, most of which involve financing sums recoverable only out of successful capital provision assets with a concomitant risk of loss of deployed cost. Upon becoming contractually entitled to proceeds, depending on the structure of the particular capital provision asset, we could be a creditor of, and subject to direct or indirect credit risk from, a claimant, a defendant and/or other parties, or a combination thereof. Moreover, we may be indirectly subject to credit risk to the extent a defendant does not pay a claimant immediately notwithstanding successful adjudication of a claim in the claimant’s favor. Our credit risk is uncertain given that our entitlement pursuant to our assets is generally not established until a successful resolution of claims, and our potential credit risk is mitigated by the diversity of our counterparties and indirect creditors and due to a judgment creditor (in contrast to a conventional debt holder) having immediate and unfettered rights of action to, for example, seize assets and garnish cash flows.

We are also exposed to credit risk in respect of the marketable securities and cash and cash equivalents. The credit risk of the cash and cash equivalents is mitigated because all cash is placed with reputable banks with a sound credit rating (A-2 or higher by S&P and P-2 or higher by Moody’s). Marketable securities principally consist of investment grade corporate bonds and asset-backed securities, as well as investment in investment funds and US treasuries.

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

Further, we are exposed to credit risk on financial assets held at amortized cost and receivables in other assets. The maximum credit exposure for such amounts was the carrying value of $17.7 million and $22.3 million at December 31, 2022 and 2021, respectively. We review the lifetime expected credit loss based on historical collection performance, the specific provisions of any settlement agreement and a forward-looking assessment of macroeconomic factors. Based on this review, we have not identified any material expected credit loss relating to the financial assets held at amortized cost, except for as set forth in note 6 (Capital provision assets) to our consolidated financial statements, we recognized no impairments for the years ended December 31, 2022 and 2020 and $0.5 million and $1.0 million of impairments for the year ended December 31, 2021 and 2019, respectively.

Currency risk

We hold assets denominated in currencies other than US dollar, our functional currency, including pound sterling, Euro and Australian dollar. Further, we issued debt securities denominated in pound sterling in 2016 and 2017 that remained outstanding at the date of this Annual Report. We are therefore exposed to currency risk, as values of the assets and liabilities denominated in other currencies will fluctuate due to changes in exchange rates. We may use forward exchange contracts from time to time to mitigate currency risk.

At December 31, 2022, 2021 and 2020 should pound sterling, Euro and Australian dollar have strengthened or weakened by 10% against US dollar while all other variables remained constant, our capital provision assets and other net assets/(liabilities) would have increased and decreased, respectively, as set forth in the tables below.

	At December 31, 2022
($ in thousands)	Capital provision assets	Other assets/ (liabilities)	Credit risk exposure of 10%
US dollar	3,588,344	(1,021,405)	—
Pound sterling	20,969	(328,337)	(30,737)
Euro	100,051	226	10,028
Australian dollar	15,224	(368)	1,486
Canadian dollar	8,911	1,398	1,031
Singapore dollar	2,057	—	206
Total	3,735,556	(1,348,486)	(17,986)

Burford Capital Annual Report 2022    173

	At December 31, 2021
($ in thousands)	Capital provision assets	Other assets/ (liabilities)	Credit risk exposure of 10%
US dollar	2,877,153	(597,900)	—
Pound sterling	27,431	(411,276)	(38,385)
Euro	202,352	97	20,245
Australian dollar	7,906	(166)	774
Canadian dollar	2,199	—	220
Singapore dollar	222	—	22
Total	3,117,263	(1,009,245)	(17,124)

	At December 31, 2020
($ in thousands)	Capital provision assets	Other assets/ (liabilities)	Credit risk exposure of 10%
US dollar	2,458,953	(200,499)	—
Pound sterling	86,452	(490,626)	(40,417)
Euro	163,114	78	16,319
Australian dollar	3,900	(157)	374
Canadian dollar	1,797	—	180
Singapore dollar	98	—	10
Total	2,714,314	(691,204)	(23,535)

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Our exposure to market risk for changes in floating interest rates relates primarily to our cash, capital provision assets and certain marketable securities. All cash bears interest at floating rates. There are certain capital provision assets, due from settlement of capital provision assets and marketable securities that earn interest based on fixed rates, but those assets do not have interest rate risk as they are not exposed to changes in market interest rates. While not interest bearing, the fair value of our capital provision assets is sensitive to changes in interest rates that impact the discount rates applied in measuring fair value. See “Critical accounting estimates—Fair value of capital provision assets” for additional information with respect to such interest rate sensitivity. Our outstanding debt securities incur interest at a fixed rate and, therefore, are not exposed to changes in market interest rates.

The interest-bearing floating rate assets and liabilities are denominated in both US dollar and pound sterling. If interest rates increased and decreased by 25 basis points while all other variables remained constant, the net income for the year ended December 31, 2022 and net assets at December 31, 2022 would increase and decrease by $0.3 million, the net income for the year ended December 31, 2021 and net assets at December 31, 2021 would increase and decrease by $0.5 million and the net income for the year ended December 31, 2020 and net assets at December 31, 2020 would increase and decrease by $1.0 million. For fixed rate assets and liabilities, it is estimated that there would be no material impact on net income or net assets. Fixed rate liabilities include our outstanding indebtedness as described in note 13 (Debt) to our consolidated financial statements.

174    Burford Capital Annual Report 2022

The tables below set forth respective maturity periods of our floating and fixed rate assets and liabilities at December 31, 2022, 2021 and 2020.

	At December 31, 2022
($ in thousands)	Floating	Fixed	Total
Assets
Less than 3 months	107,658	8,672	116,330
3 to 6 months	—	2,583	2,583
6 to 12 months	—	5,519	5,519
1 to 2 years	—	57,555	57,555
Greater than 2 years	11,110	358,023	369,133
Liabilities
1 to 2 years	—	(120,390)	(120,390)
Greater than 2 years	—	(1,150,683)	(1,150,683)
Net asset/(liabilities)	118,768	(838,721)	(719,953)

	At December 31, 2021
($ in thousands)	Floating	Fixed	Total
Assets
Less than 3 months	180,255	15,844	196,099
3 to 6 months	—	23,672	23,672
6 to 12 months	—	2,682	2,682
1 to 2 years	—	57,493	57,493
Greater than 2 years	11,110	104,539	115,649
Liabilities
1 to 2 years	—	(83,595)	(83,595)
Greater than 2 years	—	(950,618)	(950,618)
Net asset/(liabilities)	191,365	(829,983)	(638,618)

	At December 31, 2020
($ in thousands)	Floating	Fixed	Total
Assets
Less than 3 months	329,570	1,154	330,724
3 to 6 months	—	1,575	1,575
6 to 12 months	—	1,606	1,606
1 to 2 years	—	1,717	1,717
Greater than 2 years	61,092	63,932	125,024
Liabilities
1 to 2 years	—	(117,823)	(117,823)
Greater than 2 years	—	(555,347)	(555,347)
Net asset/(liabilities)	390,662	(603,186)	(212,524)

Controls and procedures

Disclosure controls and procedures

We maintain disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, that are designed to ensure that information required to be disclosed in the reports we file or furnish under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

In designing and evaluating our disclosure controls and procedures, our management necessarily is required to apply its judgment. The design of our disclosure controls and procedures also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Thus, in designing and evaluating our disclosure controls and procedures, our management, including our Chief Executive Officer and Chief Financial Officer, recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable, not absolute, assurance of achieving the desired objectives of the disclosure controls and procedures.

Burford Capital Annual Report 2022    175

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures pursuant to Rule 13a-15(b) under the Exchange Act at each of December 31, 2022 and 2021. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, at each of December 31, 2022 and 2021, our disclosure controls and procedures were not effective due to a material weakness in internal control over financial reporting. See “—Management’s report on internal control over financial reporting” for additional information with respect to such material weaknesses.

Management’s report on internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act, is a process designed by, or under the supervision of, a company’s principal executive officer and principal financial officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

▪	Pertain to the maintenance of records that in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company
▪	Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company
▪	Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Our management conducted an assessment of the effectiveness of our internal control over financial reporting at each of December 31, 2022 and 2021. In conducting this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control—Integrated Framework (2013). Based on such assessment, our management has concluded that, at each of December 31, 2022 and 2021, our internal control over financial reporting was not effective due to a material weakness in internal control over financial reporting described below. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

Our management has identified a control deficiency relating to the determination of our approach to measure the fair value of our capital provision assets in accordance with ASC 820 that constituted a material weakness at each of December 31, 2022 and 2021. In connection with the preparation of our consolidated financial statements for the year ended December 31, 2022, our management has examined our historical approach to fair value accounting for our capital provision assets, performed a detailed assessment of the application of ASC 820 and determined that the historical approach resulted in measurement errors and did not comply with US GAAP. As part of this process and following the determination of the revised valuation approach, new valuations were prepared to fair value our capital provision assets in accordance with ASC 820. This material weakness failed to prevent material accounting errors in the valuation of our capital provision assets requiring restatement of our historical audited consolidated financial statements at and for the years ended December 31, 2021, 2020 and 2019 and the unaudited condensed consolidated financial statements for the six months ended June 30, 2022. See “Explanatory note”.

At the date of this Annual Report, our management, in consultation with the Audit Committee, has identified and substantially implemented a remediation plan by developing, with the assistance of external advisors, and applying a revised approach to the fair value accounting for our capital provision assets to comply with US GAAP. In addition, our management has reevaluated the current internal control over financial reporting relating to our fair value accounting methodology. Our management has built the ongoing operational process by updating the valuation methodology, ASC 820 technical accounting considerations and policy documentation for the revised valuation approach in line with our

176    Burford Capital Annual Report 2022

existing control environment. We believe the material weakness relating to our approach to fair value accounting for our capital provision assets will be remediated upon the completion of implementation of this remediation plan, including evaluation and testing of the related controls. We will next assess the effectiveness of our internal control over financial reporting, and Ernst & Young LLP, our independent registered public accounting firm, will next audit such effectiveness at December 31, 2023.

Remediation of previously disclosed material weaknesses identified at December 31, 2021

During the year ended December 31, 2021 and as disclosed in the 2021 Annual Report, our management identified and disclosed material weaknesses in our internal control over financial reporting relating to each of (i) the preparation of evidence to demonstrate completeness and accuracy of information prepared by the entity (“IPE”) and (ii) management review controls (“MRC”). To remediate the material weaknesses relating to IPE and MRC identified at December 31, 2021, our management, in consultation with the Audit Committee, implemented a remediation plan to strengthen our internal control over financial reporting, which included the following measures:

▪	Addressing the timing of the control execution through re-alignment of resources
▪	Hiring of additional personnel
▪	Additional training of personnel
▪	Enhancing the documentation requirements for IPE and evidence of precision applied in MRCs

The remediation measures relating to IPE and MRC have been fully implemented at December 31, 2022, and the operational effectiveness of our internal control over financial reporting with respect to these material weaknesses has been validated through testing. Based on these measures and the testing and evaluation of the effectiveness of our internal control over financial reporting, our management concluded that the material weaknesses relating to IPE and MRC have been remediated at December 31, 2022.

The material weaknesses relating to IPE and MRC were independent of the material weakness identified in connection with our assessment of our internal control over financial reporting in connection with the preparation of this Annual Report. As described above, as part of that evaluation, we concluded that the material weakness with respect to fair value accounting for our capital provision assets also existed at December 31, 2021 and, as a result, our internal control over financial reporting was not effective at December 31, 2021.

Changes in internal control over financial reporting

Other than with respect to the material weaknesses discussed under “—Management’s report on internal control over financial reporting”, there were no changes in our internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act, during the year ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Attestation report of independent registered public accounting firm

Ernst & Young LLP, our independent registered public accounting firm that audited our consolidated financial statements included in this Annual Report, has issued its attestation report included in this Annual Report on the effectiveness of our internal control over financial reporting.

Principal accountant fees and services

Ernst & Young LLP has acted as our independent registered public accounting firm during each of the years ended December 31, 2022, 2021 and 2020.

Pre-approval policies

The Audit Committee monitors and preapproves the fees paid to our independent registered public accounting firm for all audit and non-audit services. It has developed and adopted a policy with clear guidelines on the engagement of the independent registered public accounting firm. This policy is designed to help ensure that the independence of our independent registered public accounting firm is maintained. It limits the scope of services that our independent registered public accounting firm may provide to us, stipulating certain permissible types of audit-related and non-audit services, including tax and certain other services, that have been preapproved by the Audit Committee. The

Burford Capital Annual Report 2022    177

Audit Committee preapproves all other services on a case-by-case basis. Our independent registered public accounting firm is required to report periodically to the Audit Committee about the scope of the services it has provided to us and the fees for the services it has performed during the relevant period.

Audit fees

Audit fees include fees for work performed by our independent registered public accounting firm to issue opinions on our consolidated financial statements and to issue reports on local statutory financial statements. Ernst & Young LLP and associated member firms billed or will bill us approximately $5.7 million and $4.9 million for audit services for the years ended December 31, 2022 and 2021, respectively.

Audit-related fees

Audit-related fees include fees for other assurance services provided by our independent registered public accounting firm but not restricted to those that can only be provided by the statutory auditor, such as reviews of other financial information and other audit-related services. Ernst & Young LLP and associated member firms did not bill us for any audit-related fees for the years ended December 31, 2022 and 2021.

Tax fees

Tax fees include fees associated with tax compliance, assistance with historical tax matters and other tax-related services. Ernst & Young LLP and associated member firms billed or will bill us approximately $0.4 million and $0.5 million for tax compliance and other services for the years ended December 31, 2022 and 2021, respectively.

All other fees

Ernst & Young LLP and associated member firms did not bill us for any other fees for the years ended December 31, 2022 and 2021.

178    Burford Capital Annual Report 2022

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

4.5

Indenture, dated as of April 11, 2022, by and among Burford Capital Global Finance LLC, as issuer, Burford Capital Limited, as parent guarantor, the other guarantors party thereto from time to time and U.S. Bank Trust Company, National Association, as trustee (incorporated by reference to Exhibit 99.1 to the Current Report on Form 6-K of Burford Capital Limited (File No. 001-39511) as filed with the SEC on April 12, 2022).

4.6	Long-Term Incentive Plan, amended and renewed as of May 13, 2020 (incorporated by reference to Exhibit 4.5 to the Registration Statement).

8.1*	List of Subsidiaries of Burford Capital Limited.

12.1*	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) / 15d-14(a).

12.2*	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) / 15d-14(a).

13.1**	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

15.1*	Consent of Ernst & Young LLP.

101

The following financial information from Burford Capital Limited’s Annual Report on Form 20-F for the year ended December 31, 2022 formatted in iXBRL (Inline eXtensible Business Reporting Language): (i) the consolidated statements of operations for the years ended December 31, 2022, 2021, 2020 and 2019; (ii) the consolidated statements of comprehensive income for the years ended December 31, 2022, 2021, 2020 and 2019; (iii) the consolidated statements of financial position at December 31, 2022, 2021 and 2020; (iv) the consolidated statements of cash flows for the years ended December 31, 2022, 2021, 2020 and 2019; (v) the consolidated statements of changes in equity for the years ended December 31, 2022, 2021, 2020 and 2019; and (vi) the notes to the consolidated financial statements.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

*	Filed herewith.
**	Furnished herewith.

179    Burford Capital Annual Report 2022

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F on its behalf.

BURFORD CAPITAL LIMITED

	By:	/s/ Charles Parkinson
Name: Charles Parkinson
Title: Authorized Person

Dated: May 16, 2023

180    Burford Capital Annual Report 2022

Cross reference

Item		Form 20-F caption	Location in this Annual Report
1		Identity of directors, senior management and advisers	N/A
2		Offer statistics and expected timetable	N/A
3		Key information
	A	[Reserved]	N/A
	B	Capitalization and indebtedness	N/A
	C	Reasons for the offer and use of proceeds	N/A
	D	Risk factors	145-164
4		Information on the company
	A	History and development of the company	14
	B	Business overview	10-13, 14-26, 44-60, see also Item 5
	C	Organizational structure	25
	D	Property, plants and equipment	26
4A		Unresolved staff comments	26
5		Operating and financial review and prospects
	A	Operating results	10-13, 28-62, see also Item 5.D
	B	Liquidity and capital resources	10-13, 40-44
	C	Research and development, patents and licenses, etc.	44
	D	Trend information	27-61, see also Item 5.A
	E	Critical accounting estimates	61-62
6		Directors, senior management and employees
	A	Directors and senior management	130-134
	B	Compensation	139-142
	C	Board practices	130, 135-138
	D	Employees	24
	E	Share ownership	139, 142-143
	F	Disclosure of a registrant’s action to recover erroneously awarded compensation	N/A
7		Major shareholders and related party transactions
	A	Major shareholders	144
	B	Related party transactions	144
	C	Interests of experts and counsel	N/A
8		Financial information
	A	Consolidated statements and other financial information	See Item 18
	B	Significant changes	129
9		The offer and listing
	A	Offer and listing details	14
	B	Plan of distribution	N/A
	C	Markets	14
	D	Selling shareholders	N/A
	E	Dilution	N/A
	F	Expenses of the issue	N/A
10		Additional information
	A	Share capital	N/A
	B	Memorandum and articles of association	165
	C	Material contracts	165-168
	D	Exchange controls	168
	E	Taxation	168-171
	F	Dividends and paying agents	N/A
	G	Statements by experts	N/A
	H	Documents on display	171-172
	I	Subsidiary information	N/A
	J	Annual report to security holders	N/A
11		Quantitative and qualitative disclosures about market risk	172-175
12		Description of securities other than equity securities
	A	Debt securities	N/A
	B	Warrants and rights	N/A
	C	Other securities	N/A
	D	American depositary shares	N/A
13		Defaults, dividend arrearages and delinquencies	N/A
14		Material modifications to the rights of security holders and use of proceeds	N/A

Burford Capital Annual Report 2022    181

Item	Form 20-F caption	Location in this Annual Report
15	Controls and procedures	175-177
16	[Reserved]	N/A
16A	Audit committee financial expert	13
16B	Code of ethics	138
16C	Principal accountant fees and services	177-178
16D	Exemptions from the listing standards for audit committees	N/A
16E	Purchases of equity securities by the issuer and affiliated purchasers	171
16F	Change in registrant’s certifying accountant	N/A
16G	Corporate governance	135-138
16H	Mine safety disclosure	N/A
16I	Disclosure regarding foreign jurisdictions that prevent inspections	N/A
17	Financial statements	See Item 18
18	Financial statements	77-129
19	Exhibits	179f

182    Burford Capital Annual Report 2022

Further information

Directors Hugh Steven Wilson (Chair) Rukia Baruti Christopher Bogart Robert Gillespie Christopher Halmy Andrea Muller Charles Parkinson John Sievwright	Registered office Oak House Hirzel Street St. Peter Port Guernsey GY1 2NP

Independent registered public accounting firm Ernst & Young LLP (1438) Royal Chambers St. Julian’s Avenue St. Peter Port Guernsey GY1 4AF	Advisor to the company on Guernsey law Ogier (Guernsey) LLP Redwood House St. Julian’s Avenue St. Peter Port Guernsey GY1 1WA

Advisor to the company on English law Freshfields Bruckhaus Deringer LLP 100 Bishopsgate London EC2P 2SR United Kingdom	Advisor to the company on US law Cravath, Swaine & Moore LLP 825 Eighth Avenue New York, New York 10019 United States of America

Nominated adviser and joint broker Numis Securities Limited 45 Gresham Street London EC2V 7BF United Kingdom	Joint broker Jefferies International Limited 100 Bishopsgate London EC2N 4JL United Kingdom

Joint broker Joh. Berenberg, Gossler & Co. KG, London Branch 60 Threadneedle Street London EC2R 8HP United Kingdom

Registrar Computershare Investor Services (Guernsey) Limited Tudor House Le Bordage St. Peter Port Guernsey GY1 1DB	Administrator and company secretary Oak Fund Services (Guernsey) Limited Oak House Hirzel Street St. Peter Port Guernsey GY1 3RH

Computershare Investor Services P.O. Box 505005 Louisville, Kentucky 40233 United States of America

Burford Capital Annual Report 2022    183

Equity and debt securities

The table below sets forth certain information relating to our equity and debt securities outstanding at the date of this Annual Report.

Issuer	Security	Exchange	Ticker	ISIN/CUSIP	FIGI	SEDOL/ID

Burford Capital Limited				GG00BMGYLN96
	Ordinary shares	New York Stock Exchange	BUR	G17977110	BBG004FJ52G6	BMHLZ26 US

	Ordinary shares	London Stock Exchange—AIM	BUR	GG00BMGYLN96	BBG000PN88Q7	BMGYLN9 GB

Burford Capital PLC	Bond	London Stock Exchange—Main Market	BUR2	XS1391063424	BBG00CMS9C56	JK7086578
	Bond	London Stock Exchange—Main Market	BUR3	XS1614096425	BBG00GPZLYD7	AN5937551

Burford Capital Finance LLC	Bond	London Stock Exchange—Main Market	BUR4	XS1756325228	BBG00JWN4HQ2	AQ9291818

Burford Capital Global Finance LLC	Bond	Unlisted	N/A	Rule 144A: US12116LAA70 / 12116L AA7 Regulation S: USU1056LAA99 / U1056L AA9	BBG00ZSKX1F2 BBG00ZSKX1P1	BO7730613 BO7730647
	Bond	Unlisted	N/A	Rule 144A: US12116LAC37 / 12116L AC3 Regulation S: USU1056LAB72 / U1056L AB7	BBG016KF3DV3 BBG016KF3G37	BV7236672 BV7236722

Company website

Our website is located at www.burfordcapital.com. The information on, or that can be accessed through, our website is not incorporated by reference into, and does not form a part of, this Annual Report.

Investor relations inquiries

For all investor relations inquiries about Burford Capital Limited, please contact Investor Relations at:

350 Madison Avenue New York, New York 10017 United States Telephone: +1 (646) 793 917	Brettenham House 2-19 Lancaster Place London WC2E 7EN United Kingdom Telephone: +44 (0)20 3530 2023
Email: IR@burfordcapital.com

Visit the investor relations section of our website located at investors.burfordcapital.com for investor relations information, including the latest share price, presentations relating to financial position and results of operations and regulatory news. The information on, or that can be accessed through, our website is not incorporated by reference into, and does not form a part of, this Annual Report.

184    Burford Capital Annual Report 2022